Form 40-F
HUSKY ENERGY INC
filed 2004-03-18
CIK 49279

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission File Number 1-4307

Husky Energy Inc.

(Exact name of Registrant as specified in its charter)

Canada	1311	Not applicable.
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

707 – 8 Avenue S.W.

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

None

For annual reports, indicate by check mark the information filed with this Form:

☑ Annual information form          ☑ Audited annual financial statements

          Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

The Registrant had 422,175,742 Common Shares outstanding at December 31, 2003

          Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.     Yes ☐          No ☑

          Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.     Yes ☑          No ☐

          This Annual Report on Form 40-F shall be incorporated by reference into the Registrant’s Registration Statement on Form F-9 (File No. 333-89714).

      Except where otherwise indicated, all dollar amounts stated in this Annual Report on Form 40-F are Canadian dollars.

Principal Documents

      The following documents have been filed as part of this Annual Report on Form 40-F:

A.	Annual Information Form

      For our Annual Information Form for the year ended December 31, 2003, see Exhibit 1 of this Annual Report on Form 40-F.

B.	Audited Annual Financial Statements

      For our consolidated audited financial statements for the year ended December 31, 2003, including the report of independent chartered accountants with respect thereto, see Exhibit 2 of this Annual Report on Form 40-F. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 20 of the Notes to the Consolidated Financial Statements.

C.	Management’s Discussion and Analysis

      For Management’s Discussion and Analysis for the year ended December 31, 2003, see Exhibit 3 of this Annual Report on Form 40-F.

Controls and Procedures

A.	Disclosure Controls and Procedures

      The Registrant’s Chief Executive Officer and Chief Financial Officer (its principal executive officer and principal financial officer, respectively) have concluded, based on their evaluation as of the end of the period covered by this Annual Report on Form 40-F (the “evaluation date”), that the Registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by it in reports filed or submitted by it under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and includes controls and procedures designed to ensure that information required to be disclosed by it in such reports is accumulated and communicated to the Registrant’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

B.	Changes in Internal Control Over Financial Reporting

      There have been no significant changes to the Registrant’s internal control over financial reporting or in other factors that could significantly affect internal control over financial reporting subsequent to the evaluation date and prior to the filing date of this Annual Report on Form 40-F.

Audit Committee Financial Expert

      The Registrant’s Board of Directors has determined that Martin J. Glynn is an audit committee financial expert serving on its audit committee (as defined in paragraph 8(b) of General Instruction B to Form 40-F). Mr. Glynn is currently the President and Chief Executive Officer of HSBC Bank USA. For a description of Mr. Glynn’s relevant experience in financial matters, see Mr. Glynn’s five year history in the section “Directors and Officers” in the Registrant’s Annual Information Form for the year ended December 31, 2003, which is filed as Exhibit 1 to this Annual Report on Form 40-F.

Code of Ethics

      The Registrant’s code of ethics is disclosed in its Code of Business Conduct, which is applicable to all its employees, and is posted on its website at www.huskyenergy.ca. In the event that the Registrant:

(i)	amends any provision of its Code of Business Conduct that applies to the Registrant’s principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions that relates to any element of the code of ethics definition enumerated in paragraph (9)(b) of General Instruction B to Form 40-F, or

(ii)	grants a waiver, including an implicit waiver, from a provision of its Code of Business Conduct to any of the Registrant’s principal executive officer, principal financial officer, principal accounting officer

2

or controller or persons performing similar functions that relates to any element of the code of ethics definition as enumerated in paragraph (9)(b) of General Instruction B to Form 40-F.

the Registrant will disclose on its website any amendment to, or waiver of, a provision of its Code of Business Conduct within five business days following the date of any such amendment or waiver that relates to the items set forth above. Such disclosure will specifically describe the nature of the amendment or waiver, and will, in the case of a waiver, name the person to whom the waiver was granted.

Principal Accountant Fees and Services

      The following table provides information about the fees billed to the Registrant for professional services rendered by KPMG LLP, the Registrant’s principal accountant, during fiscal 2003 and 2002:

	Aggregate fees
	billed by the
	Principal
	Accountant

	2003	2002

	( $ thousands)
Audit fees	630	464
Audit-related fees	24	67
Tax fees	196	90
All other fees	33	79

	883	700

      Audit Fees. Audit fees consist of fees for the audit of the Registrant’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

      Audit-Related Fees. Audit-related services included audit of certain subsidiaries and financial aspects of the Registrant.

      Tax Fees. Tax fees included tax planning and various taxation matters.

      All Other Fees. Other services provided by the Registrant’s principal accountant, other than audit, audit-related and tax services, included advisory services associated with the Sarbanes-Oxley Act of 2002.

      The Registrant’s Audit Committee has the sole authority to review in advance, and grant any appropriate pre-approvals, of all non-audit services to be provided by the independent auditors and, in connection therewith, to approve all fees and other terms of engagement.

Off-Balance Sheet Arrangements

      See the Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2003, which is filed as Exhibit 3 to this Annual Report on Form 40-F.

Disclosure of Contractual Obligations

      In the normal course of business the Registrant is obligated to make future payments. These obligations represent contracts and other commitments that are known and non-cancellable.

	Contractual Obligations

	Payment due by period

			2005-	2007-
	Total	2004	2006	2008	Thereafter

	( $ millions)
Long-term debt	1,698	259	286	146	1,007
Capital securities	291	—	—	—	291
Operating leases	514	50	144	145	175
Firm transportation agreements	1,788	236	443	369	740
Unconditional purchase obligations	915	332	444	124	15
Exploration lease agreements	497	47	120	97	233
Engineering and construction commitments	597	391	206	—	—

	6,300	1,315	1,643	881	2,461

3

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

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

      Any change to the name and address of the agent for service for service of process of the Registrant shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

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

Name: James D. Girgulis
Title: Vice President, Legal & Corporate Secretary

March 18, 2004

4

EXHIBITS

Exhibit	Description

1	Annual Information Form of the Registrant for the fiscal year ended December 31, 2003.
2	Consolidated Audited Financial Statements of the Registrant for the year ended December 31, 2003, including a reconciliation to United States generally accepted accounting principles and Auditors’ Report to the Shareholders.
3	Management’s Discussion and Analysis of the Registrant for the year ended December 31, 2003.
4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934.
5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934.
6	Certifications of Chief Executive Officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).
7	Certifications of Chief Financial Officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).
8	Consent of KPMG LLP, independent accountants.
9	Consent of McDaniel and Associates Consultants Ltd., independent engineers.

5