Form 40-F/A
period 2004-12-31
HUSKY ENERGY INC
filed 2005-10-05
CIK 49279

================================================================================

                          U.S. SECURITIES AND EXCHANGE
                           COMMISSION WASHINGTON, D.C.
                                      20549

                                   FORM 40-F/A
                                 AMENDMENT NO. 1

              [_] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

              [X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004    Commission File Number: 001-04307

                                HUSKY ENERGY INC.
          -------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

       ALBERTA, CANADA                        1311                     NOT APPLICABLE.
      (PROVINCE OR OTHER          (PRIMARY STANDARD INDUSTRIAL         (I.R.S. EMPLOYER
JURISDICTION OF INCORPORATION      CLASSIFICATION CODE NUMBER)       IDENTIFICATION NO.)
       OR ORGANIZATION)

                              707 - 8TH AVENUE S.W.
                              PO BOX 6525 STATION D
                        CALGARY, ALBERTA, CANADA T2P 3G7
                                 (403) 298-6111
          -------------------------------------------------------------
                  (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S
                          PRINCIPAL EXECUTIVE OFFICES)

                              CT CORPORATION SYSTEM
                   111 EIGHTH AVENUE, NEW YORK, NEW YORK 10011
                                 (212) 894-8400
          -------------------------------------------------------------
             (NAME, ADDRESS INCLUDING ZIP CODE, AND TELEPHONE NUMBER
                   INCLUDING AREA CODES OF AGENT FOR SERVICE)

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

For  annual reports, indicate by check mark the information filed with this Form:
   [X] Annual information form       [X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

  The Registrant had 423,736,414 Common Shares outstanding at December 31, 2004

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

                     Yes   [_]               No   [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                     Yes   [X]               No   [_]

This Annual Report on Form 40-F/A shall be incorporated by reference into or as an exhibit to, as applicable, the Registrant's Registration Statement on Form F-9 (File No. 333-117972).

================================================================================

                                EXPLANATORY NOTE


         The Registrant is filing this Amendment No. 1 to Form 40-F for the year ended December 31, 2004 to (a) correct the Commission File Number indicated on the cover of the annual report and (b) insert a certification signed by the Registrant's Chief Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a) of Regulation S-K. This certification was inadvertently omitted from the original filing of the Form 40-F.

         Other than as expressly set forth above, this Form 40-F/A does not, and does not purport to, update or restate the information in any Item of the Form 40-F or reflect any events that have occurred after the Form 40-F was filed.

                                   UNDERTAKING

         The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

                          CONSENT TO SERVICE OF PROCESS

         The Registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises. Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

                                    EXHIBITS

         The following exhibits are filed as part of this report.


Exhibit Number                          Description
--------------                          -----------

    99.1* Annual Information Form of the Registrant for the year ended December 31, 2004.

    99.2*           Consent of KPMG LLP.

    99.3*           Consent of McDaniel and Associates Consultants Ltd.

    99.4 Certification of the CEO pursuant to Rule 13a-14(a) of the Exchange Act.

    99.5* Certification of the CFO pursuant to Rule 13a-14(a) of the Exchange Act.

    99.6* Certification of the CEO pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

    99.7* Certification of the CFO pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.



-------------
* Previously Filed

                                    SIGNATURE


         Pursuant to the requirements of the Exchange Act, each Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this amendment No.1 to Annual Report on Form 40-F/A to be signed on its behalf by the undersigned, thereto duly authorized.

Dated:  September 30, 2005

                                           HUSKY ENERGY INC.


                                           By: /s/ Neil D. McGee
                                               ------------------------------
                                               Name:  Neil D. McGee
                                               Title: Vice President &
                                                      Chief Financial Officer



                                           By: /s/ James D. Girgulis
                                               ------------------------------
                                               Name:  James D. Girgulis
                                               Title: Vice President, Legal &
                                                      Corporate Secretary