Form 40-F
period 2007-12-31
HUSKY ENERGY INC
filed 2008-03-20
CIK 49279

2007
United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 40-F

☐	Registration Statement pursuant to section 12 of the Securities Exchange Act of 1934

☑	Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007	Commission File Number: 001-04307

Husky Energy Inc.
(Exact name of Registrant as specified in its charter)

Alberta, Canada (Province or other jurisdiction of incorporation or organization)	1311 (Primary Standard Industrial Classification Code Numbers)	Not Applicable (I.R.S. Employer Identification Number (if applicable))

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

The Registrant is a “voluntary filer” and files annual reports on Form 40-F, amendments to such reports and furnishes information on Form 6-K to the Securities and Exchange Commission, pursuant to its obligations under its Indentures dated June 14, 2002 and September 11, 2007 relating to its debt securities issued thereunder.

For annual reports, indicate by check mark the information filed with this Form:

☑ Annual information form	☑ Audited annual financial statements

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 848,960,310

Common Shares outstanding as of December 31, 2007

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

The Annual Information Form of Husky Energy Inc. (“Husky” or “the Company”) for the year ended December 31, 2007 is included as Document A of this Annual Report on Form 40-F.

B.	Audited Annual Financial Statements

Husky’s audited consolidated financial statements for the year ended December 31, 2007 and 2006, including the auditor’s report with respect thereto, is included as Document B of this Annual Report on Form 40-F. The reconciliation of Husky’s audited consolidated financial statements to accounting principles generally accepted in the United States is included as Document C of this Annual Report on Form 40-F. In addition, see the “Disclosure about Oil and Gas Producing Activities — Statement of Financial Accounting Standards No. 69” in the Annual Information Form included as Document A of this Annual Report on Form 40-F.

C.	Reconciliation to Accounting Principles Generally Accepted in the United States

The reconciliation of Husky’s audited consolidated financial statements to accounting principles generally accepted in the United States is included as Document C of this Annual Report on Form 40-F. In addition, see the “Disclosure about Oil and Gas Producing Activities — Statement of Financial Accounting Standards No. 69” in the Annual Information Form as Document A of the Annual Report on Form 40-F.

D.	Management’s Discussion and Analysis

Husky’s Management’s Discussion and Analysis for the year ended December 31, 2007 is included as Document D of this Annual Report on Form 40-F.

Certificates

See Exhibits 31.1 and 32.1, which are included as Exhibits to this Annual Report on Form 40-F.

Controls and Procedures

See the section “Controls and Procedures” in Husky’s Management’s Discussion and Analysis for the year ended December 31, 2007 which is included as Document D to this Annual Report on Form 40-F.

Management’s Annual Report on Internal Control Over Financial Reporting

Attestation of the Registered Public Accounting Firm

The required disclosure is included in “Auditors’ Report to the Shareholders” that accompanies Husky’s consolidated financial statements for the year ended December 31, 2007, which is included as Document B to this Annual Report on Form 40-F.

Change in Internal Control Over Financial Reporting

The required disclosure is included in the section “Controls and Procedures” in Husky’s Management’s Discussion and Analysis for the year ended December 31, 2007, which is included as Document D to this Annual Report on Form 40-F.

Notice Pursuant to Regulation BTR

Not Applicable.

Audit Committee Financial Expert

The Board of Directors of Husky has determined that R. Donald Fullerton is an “audit committee financial expert” (as defined in paragraph 8(b) of General Instruction B to Form 40-F) serving on its Audit Committee. Pursuant to paragraph 8(a) (2) of General Instruction B to Form 40-F, the Board has applied the definition of independence applicable to the audit committee members of New York Stock Exchange listed companies. Mr. Fullerton is a corporate director and is independent under the New York Stock Exchange standard. For a description of Mr. Fullerton’s relevant experience in financial matters, see Mr. Fullerton’s five year history in the section “Directors and Officers” in the Management

Information Circular dated March 10, 2008 posted on www.sedar.com and in the section “Audit Committee” in the Registrant’s Annual Information Form for the year ended December 31, 2007, which is included as Document A of this Annual Report on Form 40-F.

Code of Business Conduct and Ethics

Husky’s Code of Ethics is disclosed in its Code of Business Conduct, which is applicable to its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions and all its other employees, and is posted on its website at www.huskyenergy.ca. In the fiscal year ended December 31, 2007, there have been no amendments to Husky’s Code of Ethics, nor has Husky granted a waiver including an implicit waiver from a provision of its Code of Ethics. In the event that, during Husky’s ensuing fiscal year, Husky:

i.	amends any provision of its Code of Business Conduct that applies to its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions that relates to any element of the code of ethics definition enumerated in paragraph (9)(b) of General Instruction B to Form 40-F, or

ii.	grants a waiver, including an implicit waiver, from a provision of its Code of Business Conduct to any of its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions that relates to one or more of the items set forth in paragraph (9)(b) of General Instruction B to Form 40-F,

Husky will promptly disclose such occurrences on its website following the date of such amendment or waiver and will specifically describe the nature of any amendment or waiver, and in the case of a waiver, name the person to whom the waiver was granted and the date of the waiver.

Principal Accountant Fees and Services

See the section “Audit Committee” in the Annual Information Form for the year ended December 31, 2007, which is included as Document A to this Annual Report on Form 40-F.

Off-balance Sheet Arrangements

See the section “Off- balance Sheet Arrangements” in Husky’s Management’s Discussion and Analysis for the year ended December 31, 2007, which is included as Document D to this Annual Report on Form 40-F.

Disclosure of Contractual Obligations

See the section “Contractual Obligations and Other Commercial Commitments” in Husky’s Management’s Discussion and Analysis for the year ended December 31, 2007, which is included as Document D to this Annual Report on Form 40-F.

Identification of the Audit Committee

Husky has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: R.D. Fullerton, M.J.G. Glynn and W. Shurniak.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

Husky undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form F-9; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Consent to Service of Process

Form F-X signed by Husky and its agent for service of process has been filed with the Commission together with Forms F-9 (333 - 137211), (333 - 117972) and (333 - 89714) in connection with its debt securities registered on such forms.

Any change to the name or address of the agent for service of process of Husky shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of Husky.

SIGNATURES

Pursuant to the requirements of the Exchange Act, Husky Energy Inc. certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated this 10th day of March, 2008

Husky Energy Inc.

By:	/s/ John C.S. Lau
Name: John C.S. Lau

Title:	President & Chief Executive Officer

By:	/s/ James D. Girgulis
Name: James D. Girgulis

Title:	Vice President, Legal & Corporate Secretary

Document A
Form 40-F

ANNUAL INFORMATION FORM

For the Year Ended December 31, 2007

Husky Energy Inc.

Annual Information Form

For the Year Ended December 31, 2007

March 10, 2008

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

This Annual Information Form contains “forward-looking information and statements”
within the meaning of applicable securities laws. For a full discussion of the forward-looking information and statements and the risks to which they are subject, see the
“Special Note Regarding Forward-Looking Statements”
on page 66 of this Annual Information Form.

EXCHANGE RATE INFORMATION

Except where otherwise indicated, all dollar amounts stated in this Annual Information Form (“AIF”) are Canadian dollars. The following table discloses various indicators of the Canadian/United States rate of exchange or the cost of a U.S. dollar in Canadian currency for the three years indicated.

	Year ended December 31
	2007	2006	2005

Year end	0.988	1.165	1.166
Low	0.917	1.095	1.151
High	1.185	1.179	1.210
Average	1.074	1.134	1.211

Notes:

(1)	The exchange rates were as quoted by the Federal Reserve Bank of New York for the noon buying rate.

(2)	The high, low and average rates were either quoted or calculated as of the last day of the relevant month.

DISCLOSURE OF EXEMPTION UNDER NATIONAL INSTRUMENT 51-101

Husky believes that comparability of its disclosures with those required in its major capital market, the United States, is important to many of the investors and prospective investors in its securities. Accordingly, we applied for and were granted an exemption by the Canadian securities regulators under the provisions of National Instrument 51-101 “Standards of Disclosures for Oil and Gas Activities” (“NI 51-101”). The exemption permits us to substitute disclosures required by and consistent with those of the Securities and Exchange Commission of the United States (“SEC”) and the Financial Accounting Standards Board in the United States (“FASB”) in place of much of the disclosure required by NI 51-101. In accordance with the exemption, proved oil and gas reserves data and certain other disclosures with respect to our oil and gas activities in this Annual Information Form are presented in accordance with the following requirements:

•	The FASB Statement No. 69 “Disclosure about Oil and Gas Producing Activities — an amendment of FASB Statements No.’s 19, 25, 33 and 39” (“FAS 69”);

•	FASB Current Text Section Oi5, “Oil and Gas Producing Activities” paragraphs .103, .106, .107, .108, .112, .160 through .167, .174 through .184 and .401 through .408;

•	SEC Industry Guide 2;

•	SEC Item 102 of regulation S-K (17 CFR 229.102);

•	SEC Item 302(b) of Regulation S-K (17 CFR 229.302(b)); and

•	The definitions and disclosures required by SEC Regulation S-X (CFR 210.4-10).

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

The SEC requires the evaluation of oil and gas reserves to be based on prices, costs, fiscal regimes and other economic and operating conditions in effect at the time the evaluation is made (“constant prices”). NI 51-101 allows the evaluation of oil and gas reserves on this basis as supplemental disclosure but requires an evaluation of oil and gas reserves to be based on a forecast of economic conditions. In establishing the constant prices for bitumen NI 51-101 provides for a different interpretation of the phrase “price will be the posted price of oil and the spot price of gas, after historical adjustments for transportation, gravity and other factors.” On January 20, 2005 the Canadian Securities Administrators issued Staff Notice 51-315 Guidance Regarding the Determination of Constant Prices for Bitumen Reserves under National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities.” Bitumen is very heavy crude oil that is 10 degrees API and lower. This guidance stipulates that for establishing the constant prices for bitumen companies should use the posted price for WTI and apply the average annual adjustment for transportation, gravity and other factors that create the difference in price between WTI and bitumen. This method was developed primarily in response to the fluctuations in bitumen prices that, for various reasons, tend to experience the lowest prices at the end of the calendar year. Under the FASB/SEC rules the determination of constant price for bitumen does not permit the use of annual average differentials between WTI and bitumen. These rules require the differentials prevailing on the last day of the period to be used to calculate the constant price. There is no difference in determining the constant prices for crude oil classified as heavy oil, lighter than 10 degrees API under NI 51-101 and FASB/SEC although heavy oil, which we classify as crude oil between 10 degrees and 20 degrees API, tends to behave in a similar manner as bitumen.

Husky believes that its reserves evaluators are qualified and that it has a well established reserves evaluation process that is at least as rigorous as would be the case were we to rely upon independent reserves evaluators. Husky has adopted written evaluation practices and procedures using the COGEH modified to the extent necessary to reflect the definitions and standards under SEC disclosure requirements. In addition, Husky engaged a firm of independent qualified reserves evaluators to conduct an audit of the reserves estimates and respective present worth value of the reserves as at December 31, 2007. They conducted their audit in accordance with the standards described in the COGEH and the auditing standards generally accepted in the United States.

The Audit Committee of the Board of Directors has reviewed our procedures for providing information to the internal and external qualified oil and gas reserves evaluators; met with the internal and , if applicable, external qualified oil and gas reserves evaluator(s) to determine whether any restrictions placed by management affect the ability of the qualified oil and gas reserves evaluator to report without reservation; and reviewed the reserves data with management and the internal qualified reserves evaluator. To assist the Audit Committee in its review, an external consultant was engaged to provide an assessment and recommendation in respect of the oil and gas reserves evaluation and reporting process.

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

In either jurisdiction, information to further an investor’s understanding is specifically encouraged to be included in Management’s Discussion and Analysis (“MD&A”). The MD&A is intended to be a narrative explanation describing the Company, both its history and prospects, as perceived by management. The readers of the AIF are encouraged to also read the Company’s MD&A, which is filed, in accordance with the requirements of the Canadian Securities Administrators, on the System for Electronic Data Analysis and Retrieval (“SEDAR”). Documents filed on SEDAR may be accessed online at www.sedar.com. This AIF together with the MD&A and the Company’s Audited Consolidated Financial Statements are included in Husky’s Form 40-F which is filed with SEC’s Electronic Data Gathering Analysis and Retrieval (“EDGAR”) system, which may be accessed online at www.sec.gov.

CORPORATE STRUCTURE

Husky Energy Inc.

Husky Energy Inc. (“Husky Energy”) was incorporated under the Business Corporations Act (Alberta) on June 21, 2000.

Husky Energy has its registered office and its head and principal office at 707 — 8th Avenue S.W., P.O. Box 6525, Station D, Calgary, Alberta, T2P 3G7.

Intercorporate Relationships

The principal subsidiaries of Husky and place of incorporation, continuance or place of organization, as the case may be, are as follows. All of the following companies are 100% beneficially owned or controlled or directed, directly or indirectly.

Name	Jurisdiction

Subsidiaries of Husky Energy Inc.
Husky Oil Operations Limited	Nova Scotia
Subsidiaries of Husky Oil Operations Limited
Husky Oil Limited	Nova Scotia
Husky Energy Marketing Inc.	Alberta
Husky (U.S.A.) Inc.	Delaware
Husky Refining Company	Delaware
HOI Resources Co.	Nova Scotia
Canterra Resources Canada Ltd. (formerly 147212 Canada Ltd.)	Canada
Subsidiaries of Husky (U.S.A.) Inc.
Husky Gas Marketing Inc.	Delaware
Subsidiaries of Husky Refining Company
Lima Refining Company	Delaware
Husky Marketing and Supply Company	Delaware
Subsidiaries of HOI Resources Co.
Husky Energy International Corporation	British Columbia
Subsidiaries of Husky Energy International Corporation
Husky Oil China Ltd.	Alberta
Husky Oil (Madura) Ltd.	British Virgin Islands
Husky Oil Overseas Ltd.	Alberta

GENERAL DEVELOPMENT OF HUSKY

Three Year History of Husky

2005

In September 2005, Husky announced that its Prince George refinery was capable of producing gasoline that meets the Government of Canada’s new environmental specifications thereby completing the first of two phases of a “Clean Fuel” refinery modification project.

On November 12, 2005, first oil was produced at the White Rose oilfield offshore Newfoundland and Labrador. Husky holds a 72.5% interest in White Rose. Production from White Rose is 31° API light crude oil and will supply markets both in Canada and the United States.

2006

In January 2006, Husky acquired two additional Exploration Licences (“EL”) in the Jeanne d’Arc Basin of the Grand Banks Region offshore Newfoundland and Labrador. Husky holds a 100% working interest in the 33,320 acre EL1094 and the 5,260 acre EL 1096. Husky has committed to spend a total of $37 million evaluating the prospects of these ELs.

On February 1, 2006, Husky redeemed its 8.45% senior secured bonds for U.S. $85 million.

In April 2006, Husky acquired 23,680 acres of oil sands leases adjacent to its Saleski oil sand property. The cost was $10 million and increased Husky’s holdings in the Saleski area to 178,560 acres.

In June 2006, Husky completed a farm-in agreement with Norsk Hydro to earn additional interests in two Significant Discovery Licences in the Jeanne d’Arc Basin. Under the terms of the agreement Husky drilled a delineation well on West Bonne Bay, Significant Discovery Licence 1040, to earn a 25% working interest and an additional 7.5% working interest in North Ben Nevis, Significant Discovery Licence 1008.

In July 2006, Husky acquired 14,560 acres of oil sands leases adjacent to its Saleski oil sand property. The cost was $6.6 million and increased Husky’s holdings in the Saleski area to 193,120 acres.

The second phase of modifications to produce low sulphur diesel fuel at the Prince George refinery was completed during the second quarter of 2006. The refinery’s design rate capacity was increased to 12 mbbls/day as a result of this two phase modification.

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

In September 2006, Husky acquired 26,880 acres of oil sands leases adjacent to its Saleski oil sands property. The cost was $13.7 million and increased Husky’s holdings in the Saleski area to 239,200 acres.

In September 2006, Husky acquired an exploration block in the North East Java Basin offshore Indonesia totalling 1.2 million acres. This increased Husky’s total holding in Indonesia to approximately 1.8 million acres.

In October 2006, Husky commissioned its Tucker oil sands project located 30 kilometres north-west of Cold Lake Alberta. The project employs a steam assisted gravity drainage recovery (“SAGD”) system with a plant that has a design rate capacity of 30 mbbls/day.

2007

On January 15, 2007, Husky acquired an interest in three ELs in the Jeanne d’Arc Basin offshore Newfoundland and Labrador. Husky acquired a 100% interest in EL 1099 covering 61,376 acres, a 50% interest in EL 1100 covering 75,545 acres and a 50% interest in EL 1101 covering 51,914 acres. Husky has committed to spend $23.5 million on these EL areas during the next five years.

On June 19, 2007, Husky announced it had been awarded two exploration and exploitation licences by the governments of Greenland and Denmark. The licences are for Block 5 with an area of 10,138 square kilometres and Block 7 with an area of 10,929 square kilometres. These blocks are located in an offshore area west of Disko Island in West Greenland. Husky holds an 87.5% interest. Both of these licences expire on May 31, 2017.

Effective July 1, 2007, Husky acquired all of the issued and outstanding shares of the Lima Refining Company from The Premcor Refinery Group Inc., a wholly owned subsidiary of Valero Energy Corporation. The purchase price was U.S. $1.9 billion plus U.S. $540 million for feedstock and product inventory. The 160 mbbls/day refinery is located at Lima, Ohio.

On September 6, 2007, Husky announced the issuance of U.S. $300 million of 6.2% 10 year notes due September 15, 2017 and U.S. $450 million of 6.8% 30 year notes due September 15, 2037. These notes rank equally with our other unsecured debt. The net proceeds from the notes were used to partially repay U.S. $1.5 billion short-term bridge financing arranged to acquire the Lima refinery.

On October 11, 2007, Husky was awarded an exploration and exploitation licence by the governments of Greenland and Denmark. The licence is for Block 6 with an area of 13,213 square kilometres. Block 6 is located in an offshore area west of Disko Island in West Greenland. Husky holds a 43.75% interest. This licence will expire on May 31, 2017.

On October 30, 2007, Husky completed Gas Sales Agreements between Husky Oil (Madura) Ltd. and PT Inti Parna Raya, PT Inti Alasindo Energy and PT Perusahaan Gas Negara (Persero) Tbk (“PNG”) for the sale of natural gas from the Madura BD natural gas and natural gas liquids field offshore Java, Indonesia. The BD field is expected to be developed after receipt of an extension to the production sharing contract.

On December 4, 2007, Husky completed construction of the Minnedosa ethanol plant. The plant is located at Minnedosa, Manitoba and has the capacity to produce 130 million litres of ethanol for blending with gasoline.

On December 5, 2007, Husky announced an agreement with BP Corporation North America Inc. (“BP”) to create an integrated North American oil sands business. The joint venture will be comprised of two partnerships, a Canadian oil sands partnership to be operated by Husky and a U.S. refining Limited Liability Company (“LLC”) to be operated by BP. Husky will contribute its Sunrise oil sands asset and BP will contribute its refinery located in Toledo, Ohio. The transaction, which is subject to the execution of definitive agreements and receipt of regulatory approval, is expected to close by the end of the first quarter of 2008 with an effective date of January 1, 2008.

Subsequent Events

Effective January 25, 2008, Husky acquired 110,000 acres of oil sands leases at McMullen located in the south west part of the Athabasca oil sands deposit in northern Alberta. The purchase price was $105 million for a 100% interest.

Events expected to occur during 2008

We expect to execute the definitive agreements, receive regulatory approvals and close the transaction with BP during the first quarter of 2008.

Business Environment Trends

There are a number of trends that are developing, which may have both long and short-term effects on the oil and gas industry in Canada. Conventional production of crude oil in the Western Canada Sedimentary Basin (“WCSB”) has been in decline since 2000 and will, according to industry forecasts(1), continue to decline. Since 2000 increased crude oil production from the WCSB has come from mining and in-situ production of bitumen and heavy crude oils. An increase in overall crude oil production from the WCSB beyond current production levels is forecast(1) to be non-conventional production. Natural gas exploration efforts are focused on the traditionally less accessible areas in the overthrust belt along the eastern slope of the Rocky Mountains, in the Northwest Territories, offshore the East Coast of Canada and smaller shallow gas deposits and coal bed methane in the WCSB.

The trend of volatile commodity prices is expected to continue. Natural gas prices are sensitive to regional supply/demand imbalances, regional industrial activity levels, weather patterns and access to cheaper sources of energy. As a result of numerous supply disruptions and increased demand from emerging economies oil prices have remained historically high. Notwithstanding supply disruptions or major policy changes in respect of greenhouse gas emissions, recent forecasts by the Energy Information Administration (“EIA”) in the United States indicates the possibility of crude oil production capacity increasing significantly over the next two and a half decades, particularly from Saudi Arabia, Russia, Africa and South America. The EIA also expect that petroleum will account for roughly the same proportion of the total energy supply. In terms of crude oil prices the EIA expects the price to remain, on average, at current levels in real terms (2007 dollars). The EIA does not explicitly provide any forecast on the range of fluctuation that prices might be subjected to, however, there is no reason to assume any change in the historical pattern of significant price volatility.

The EIA short-term energy outlook was published on January 8, 2008 and provides the following insights to the near term energy environment. World energy demand is expected to continue to grow slightly faster than supply in 2008 and then supply is expected to increase creating a narrow supply surplus in 2009. World oil consumption is expected to increase over 2007 consumption in both 2008 and 2009 primarily from Europe, Asia and Middle East countries. World oil supply from both OPEC and non-OPEC countries is expected to increase in 2008 and 2009 based on a number of projects that are currently underway. The pace and timing of the increase in supply will be subject to delays in key projects due to labour and supply shortages and uncertainty about production decline forecasts(2).

The EIA predicts that prices for refined products in 2008 will rise commensurate with the rise in crude oil prices. Currently in the United States 67% of the price of gasoline and 62% of the price of diesel fuel is for the crude oil feedstock. Consumption of refined petroleum products in the United States is predicted to rise by less than 1% over 2007 due to expected economic slowdown and forecasts for moderate weather. Current gasoline stocks are approximately 4% above the five year average and predicted to increase to approximately 8% above the five year average by the beginning of the peak driving season(3).

Notes:

(1)	“Canadian Crude Oil Production and Supply forecast,” July 2004, Canadian Association of Petroleum Producers “Oil Sands Technology Roadmap,” January 30, 2004, Alberta Chamber of Resources.

(2)	Short-Term Energy Outlook January 8, 2008 Energy Information Administration U.S. Department of Energy.

(3)	Short-Term Energy Outlook February 11, 2008 Energy Information Agency U.S. Department of Energy.

DESCRIPTION OF HUSKY’S BUSINESS

Husky is a publicly held integrated energy and energy related company headquartered in Calgary, Alberta.

Our business is conducted predominantly in three major business sectors — upstream, midstream and downstream.

Upstream includes exploration for, development and production of crude oil, natural gas and natural gas liquids. The Company’s upstream operations and key prospects are located in Western Canada, offshore Eastern Canada, Northwest Territories, offshore China, Indonesia and Greenland. (Upstream business segment)

Midstream includes upgrading of heavy crude oil feedstock into synthetic crude oil (upgrading); marketing of the Company’s and other producers’ crude oil, natural gas, natural gas liquids, sulphur and petroleum coke; and pipeline transportation and processing of heavy crude oil, storage of crude oil, diluent and natural gas and cogeneration of electrical and thermal energy (infrastructure and marketing).

Downstream includes refining of light and heavy crude oil, production of ethanol, and marketing of refined petroleum products including gasoline, diesel, jet fuel, blending stocks, ethanol blended fuels, asphalt and the marketing of a wide variety of merchandise through convenience stores at our retail outlet locations. The downstream sector includes the Canadian refined products business segment and the U.S. refining and marketing business segment.

SOCIAL AND ENVIRONMENTAL POLICY

Husky’s environmental policy requires regular environmental audits to be conducted at its sites and facilities. Husky has established procedures designed to anticipate and to minimize adverse effects of its operations on the environment and for continued compliance with environmental legislation and minimize future and current costs. Husky’s policies apply equally to employees, subsidiaries and contractors except as required by applicable laws.

RISK FACTORS

The following factors should be considered in evaluating Husky:

Adequacy of crude oil and natural gas prices

Our results of operations and financial condition are dependent on the prices received for its crude oil and natural gas production. Lower prices for crude oil and natural gas could adversely affect the value and quantity of our oil and gas reserves. We have significant quantities of heavier grades of crude oil reserves that trade at a discount to light crude oil. Heavier grades of crude oil are typically more expensive to produce, process, transport and refine into high value refined products. Refining capacity for heavy crude oil is limited. As a result, wider price differentials could have adverse effects on financial performance and condition, could reduce the value and quantities of our heavier crude oil reserves and could delay or cancel projects that involve the development of heavier crude oil resources.

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

Our natural gas production is located entirely in Western Canada and is, therefore, subject to North American market forces. North American natural gas supply and demand is affected by a number of factors including, but not limited to, the amount of natural gas available to specific market areas either from the well head or from storage facilities, prevailing weather patterns, the price of crude oil, the U.S. and Canadian economies, the occurrence of natural disasters and pipeline restrictions.

Demand for Husky’s other products and services and the cost of required inputs

Our results of operations and financial condition are dependent on the price of refinery feedstock, the price of energy, the demand for refined petroleum products and electrical power and the ability of Husky to recover the increased cost of these inputs from the customer. We are also dependent on the demand for our pipeline and processing capacity.

Husky’s ability to replace reserves

Our future cash flow and cost of capital are dependent on its ability to replace its proved oil and gas reserves in a cost effective manner. Without economic reserve additions through exploration and development or acquisition Our production and, therefore, cash flow will decline. Without adequate proved reserves our ability to fund development and other capital expenditures with external sources of funds is diminished.

Competition

The energy industry is currently experiencing high levels of activity driven by high commodity prices. The industry is highly competitive with respect to gaining access to the resources required to increase oil and gas reserves and production and gain access to markets. We compete with others to acquire prospective lands, to retain drilling capacity and field operating and construction services, to attract and retain experienced skilled management and oil and gas professionals, to obtain sufficient pipeline and other transportation capacity and to gain access to and retain adequate markets for our products and services. Our ability to successfully complete development projects could be adversely affected by an inability to acquire economic supplies and services due to competition. Subsequent increases in the cost of or delays in acquiring supplies and services could result in uneconomic projects. Our competitors comprise all types of energy companies, some of which have greater resources.

Delays and cost overruns of capital projects

We are involved in capital projects such as exploration programs, development of oil and gas properties, plant and facilities construction, expansion and modification. Project delays can adversely affect expected cash flow and overall project costs thereby eroding project economics. Risk factors include, but are not limited to:

•	availability of skilled labour;

•	availability of manufacturing capacity, supplies, material and equipment;

•	regulatory approvals;

•	faulty construction and design errors;

•	accidents, labour disruptions, bankruptcies and productivity issues affecting us directly or indirectly; and

•	unexpected changes in the scope of a project.

Business interruption of operations

Our operations are subject to various risks with respect to normal operating conditions. These risks comprise, but are not limited to, explosions, blowouts, cratering, fires, severe storms and adverse weather, all forms of marine perils, release of toxic, combustible or explosive substances. These risks could cause loss of life, injury and destruction of public and our owned property.

The occurrence of any of the above listed events or others not listed could result in adverse financial performance and conditions that may not be fully recoverable from our insurers.

Foreign Exchange Risk

Our results are affected by the exchange rate between the Canadian and U.S. dollar. The majority of our revenues are received in U.S. dollars or from the sale of oil and gas commodities that receive prices determined by reference to U.S. benchmark prices. The majority of our expenditures are in Canadian dollars. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease the revenues received from the sale of oil and gas commodities. Correspondingly, a decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of oil and gas commodities. In addition, a change in the value of the Canadian dollar against the U.S. dollar will result in an increase or decrease in our U.S. dollar denominated debt, as expressed in Canadian dollars, as well as in the related interest expense. At December 31, 2007, 93% or $2.6 billion of our long-term debt was denominated in U.S. dollars. The percentage of our long-term debt exposed to the U.S./Cdn exchange rate decreases to 80% when cross currency swaps are included. Additionally, U.S. $1.5 billion of our U.S. dollar denominated debt has been designated as a hedge of a net investment and the unrealized foreign exchange gain is recorded in Other Comprehensive Income, further reducing the long-term debt exposed to the U.S./Cdn exchange rate to 27%.

Environmental risks

All phases of the oil and natural gas business are subject to environmental regulation pursuant to a variety of federal, provincial and municipal laws and regulations, as well as international conventions (collectively, “environmental legislation”).

Environmental legislation imposes, among other things, restrictions, liabilities, and obligations in connection with the generation, handling, storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances to the environment. Environmental legislation also requires that wells, facilities and other properties associated with our operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. In addition, certain types of operations, including exploration and development projects and significant changes to certain existing projects, may require the submission and approval of environmental impact assessments. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties and liability for clean-up costs and damages. We cannot be certain that the costs of complying with environmental legislation in the future will not have a material adverse effect on our financial condition and results of operations.

We anticipate that changes in environmental legislation may require reductions in emissions from its operations and result in increased capital expenditures. Further changes in environmental legislation could occur, which may result in stricter standards and enforcement, larger fines and liability, and increased capital expenditures and operating costs, which could have a material adverse effect on our financial condition and results of operations.

In 1994, the United Nations’ Framework Convention on Climate Change came into force and three years later led to the Kyoto Protocol, which requires the reduction of greenhouse gas emissions. On December 16, 2002, Canada ratified the Kyoto Protocol. In 2007, the world’s nations met again to gain the agreement of major countries that were not signatories to the Kyoto protocol such as the United States, China and India. This meeting in Bali, Indonesia did little to advance wider agreement on limiting greenhouse gases and set new limits for emissions, which expire in 2012 under the Kyoto Protocol. These initiatives may require Husky to significantly reduce emissions at its operations of greenhouse gases such as carbon dioxide, which may increase capital expenditures. Details regarding the implementation of the Kyoto Protocol and the ultimate completion of the Bali agreement in 2009 remain unclear.

The Federal Government of Canada has announced certain regulations in respect of green house gases and other pollutants. Although uncertain, these regulations may adversely affect our operations and increase our costs. These regulations may become more onerous over time as public and political pressures increase to implement initiatives that will effectively arrest the emission of greenhouse gases.

Changes to government fiscal policy may reduce our cash flow

All of our oil and gas production is subject to royalties. In 2007, the Alberta Government announced its decision with respect to recommendations issued by the Alberta Royalty Review Panel. The government projects an increase in royalties in 2010 of $1.4 billion under the new regime compared with the old regime. If the new Alberta fiscal regime is enacted as currently envisioned, our future net revenue from proved reserves estimated at December 31, 2007 before income taxes discounted at 10% would decrease by approximately 2%.

UPSTREAM OPERATIONS

Disclosures of Oil and Gas Activities

In the tables that follow, light crude oil (30° API and lighter), medium crude oil (between 20° and 30° API), heavy crude oil (20° and heavier but lighter than 10° API) and bitumen (10° API and heavier).

Production

	2007
		Western	East
	Total	Canada	Coast	Canada	China	Libya

Crude Oil (mbbls/day)
Light crude oil and NGL	138.7	26.4	99.5	125.9	12.7	0.1
Medium crude oil	27.1	27.1	—	27.1	—	—
Heavy crude oil & bitumen	106.9	106.9	—	106.9	—	—

Total gross(1)	272.7	160.4	99.5	259.9	12.7	0.1

Total net(1)	233.0	134.6	88.2	222.8	10.1	0.1

Natural Gas (mmcf/day)
Gross(1)	623.3	623.3	—	623.3	—	—

Net(1)	492.3	492.3	—	492.3	—	—

Production (continued)

	2006
		Western	East
	Total	Canada	Coast	Canada	China	Libya

Crude Oil (mbbls/day)
Light crude oil and NGL	111.0	30.3	68.5	98.8	12.1	0.1
Medium crude oil	28.5	28.5	—	28.5	—	—
Heavy crude oil & bitumen	108.1	108.1	—	108.1	—	—

Total gross(1)	247.6	166.9	68.5	235.4	12.1	0.1

Total net(1)	220.4	143.8	66.5	210.3	10.0	0.1

Natural Gas (mmcf/day)
Gross(1)	672.3	672.3	—	672.3	—	—

Net(1)	528.2	528.2	—	528.2	—	—

	2005
		Western	East
	Total	Canada	Coast	Canada	China	Libya

Crude Oil (mbbls/day)
Light crude oil and NGL	64.6	31.3	17.2	48.5	16.0	0.1
Medium crude oil	31.1	31.1	—	31.1	—	—
Heavy crude oil & bitumen	106.0	106.0	—	106.0	—	—

Total gross(1)	201.7	168.4	17.2	185.6	16.0	0.1

Total net(1)	175.7	146.0	15.1	161.1	14.5	0.1

Natural Gas (mmcf/day)
Gross(1)	680.0	680.0	—	680.0	—	—

Net(1)	488.5	488.5	—	488.5	—	—

Note:

(1)	Gross volumes are Husky’s lessor royalty, overriding royalty and working interest share of production before deduction of royalties. Net volumes are Husky’s gross volumes, less royalties.

Revenue

	2007
		Western	East
	Total	Canada	Coast	Canada	China	Libya
	($ millions)

Crude Oil
Light crude oil and NGL	3,722	626	2,736	3,362	357	3
Medium crude oil	504	504	—	504	—	—
Heavy crude oil & bitumen	1,567	1,567	—	1,567	—	—

Total gross	5,793	2,697	2,736	5,433	357	3

Total net	4,965	2,421	2,256	4,677	285	3

Natural Gas
Gross	1,430	1,430	—	1,430	—	—

Net	1,200	1,200	—	1,200	—	—

Processing/Transportation	64	64	—	64	—	—

Revenue (continued)

	2006
		Western	East
	Total	Canada	Coast	Canada	China	Libya
	($ millions)

Crude Oil
Light crude oil and NGL	2,799	691	1,779	2,470	324	5
Medium crude oil	515	515	—	515	—	—
Heavy crude oil & bitumen	1,575	1,575	—	1,575	—	—

Total gross	4,889	2,781	1,779	4,560	324	5

Total net	4,358	2,352	1,731	4,083	270	5

Natural Gas
Gross	1,601	1,601	—	1,601	—	—

Net	1,319	1,319	—	1,319	—	—

Processing/Transportation	96	69	27	96	—	—

	2005
		Western	East
	Total	Canada	Coast	Canada	China	Libya
	($ millions)

Crude Oil
Light crude oil and NGL	1,450	686	392	1,078	369	3
Medium crude oil	493	493	—	493	—	—
Heavy crude oil & bitumen	1,203	1,203	—	1,203	—	—

Total gross	3,146	2,382	392	2,774	369	3

Total net	2,713	2,020	355	2,375	335	3

Natural Gas
Gross	2,000	2,000	—	2,000	—	—

Net	1,594	1,594	—	1,594	—	—

Processing/Transportation	61	58	3	61	—	—

Sales Prices

	2007
		Western	East
	Total	Canada	Coast	Canada	China	Libya

Crude Oil ($/bbl)
Light crude oil and NGL	73.54	65.01	75.37	73.18	77.03	82.21
Medium crude oil	51.12	51.12	—	51.12	—	—
Heavy crude oil & bitumen	40.19	40.19	—	40.19	—	—
Total crude oil and NGL	58.24	46.12	75.37	57.31	77.03	82.21

Natural Gas ($/mcf)	6.19	6.19	—	6.19	—	—

Sales Prices (continued)

	2006
		Western	East
	Total	Canada	Coast	Canada	China	Libya

Crude Oil ($/bbl)
Light crude oil and NGL	69.06	62.46	71.18	68.50	73.58	74.96
Medium crude oil	49.48	49.48	—	49.48	—	—
Heavy crude oil & bitumen	39.92	39.92	—	39.92	—	—
Total crude oil and NGL	54.08	45.64	71.18	53.07	73.58	74.96

Natural Gas ($/mcf)	6.47	6.47	—	6.47	—	—

	2005
		Western	East
	Total	Canada	Coast	Canada	China	Libya

Crude Oil ($/bbl)
Light crude oil and NGL	61.56	60.15	62.61	61.02	63.15	69.23
Medium crude oil	43.44	43.44	—	43.44	—	—
Heavy crude oil & bitumen	31.09	31.09	—	31.09	—	—
Total crude oil and NGL	42.75	38.77	62.61	40.97	63.15	69.23

Natural Gas ($/mcf)	7.96	7.96	—	7.96	—	—

Capital Expenditures

	2007
		Western	East
	Total	Canada	Coast	Canada	China	Indonesia	Libya
	($ millions)

Property acquisition	172	172	—	172	—	—	—
Exploration	564	410	83	493	54	17	—
Development	1,652	1,449	197	1,646	1	5	—

	2,388	2,031	280	2,311	55	22	—

	2006
		Western	East
	Total	Canada	Coast	Canada	China	Indonesia	Libya
	($ millions)

Property acquisition	193	192	1	193	—	—	—
Exploration	774	618	79	697	71	6	—
Development	1,660	1,361	279	1,640	14	5	1

	2,627	2,171	359	2,530	85	11	1

	2005
		Western	East
	Total	Canada	Coast	Canada	China	Indonesia	Libya
	($ millions)

Property acquisition	133	133	—	133	—	—	—
Exploration	445	324	66	390	55	—	—
Development	2,152	1,550	579	2,129	14	8	1

	2,730	2,007	645	2,652	69	8	1

Capital Expenditures (continued)

Oil and Gas Netbacks(1)

	2007
		Western	East
	Total	Canada	Coast	Canada	China	Libya

Crude Oil ($/bbl)
Light crude oil
Sales revenue	72.94	61.02	75.37	72.56	77.03	82.21
Royalties	9.72	7.87	9.43	9.12	15.63	—
Operating costs	5.70	13.24	4.07	5.89	3.68	23.12

Netback	57.52	39.91	61.87	57.55	57.72	59.09

Medium crude oil
Sales revenue	50.42	50.42	—	50.42	—	—
Royalties	8.89	8.89	—	8.89	—	—
Operating costs	13.92	13.92	—	13.92	—	—

Net back	27.61	27.61	—	27.61	—	—

Heavy crude oil & bitumen
Sales revenue	40.14	40.14	—	40.14	—	—
Royalties	5.26	5.26	—	5.26	—	—
Operating costs	12.81	12.81	—	12.81	—	—

Netback	22.07	22.07	—	22.07	—	—

Total crude oil
Sales revenue	57.60	45.13	75.37	56.65	77.03	82.21
Royalties	7.87	6.30	9.43	7.49	15.63	—
Operating costs	9.37	13.07	4.07	9.64	3.68	23.12

Netback	40.36	25.76	61.87	39.52	57.72	59.09

Natural Gas ($/mcf)
Sales revenue	6.42	6.42	—	6.42	—	—
Royalties	1.23	1.23	—	1.23	—	—
Operating costs	1.39	1.39	—	1.39	—	—

Netback	3.80	3.80	—	3.80	—	—

Equivalent Unit ($boe)
Sales revenue	52.41	42.57	75.37	51.54	77.03	82.21
Royalties	7.74	6.72	9.43	7.46	15.63	—
Operating costs	9.09	11.24	4.07	9.28	3.68	23.12

Netback	35.58	24.61	61.87	34.80	57.72	59.09

Note:

(1)	Netbacks reflect the results of operations for leases classified as oil or natural gas. Co-products, such as natural gas produced at an oil property or natural gas liquids produced at a natural gas property, have been converted to equivalent units of oil or natural gas depending on the lease product classification.

Oil and Gas Netbacks(1) (continued)

	2006
		Western	East
	Total	Canada	Coast	Canada	China	Libya

Crude Oil ($/bbl)
Light crude oil
Sales revenue	68.51	59.89	71.18	67.87	73.58	74.96
Royalties	4.49	7.34	1.95	3.52	12.33	—
Operating costs	6.96	11.89	5.48	7.36	3.61	18.51

Netback	57.06	40.66	63.75	56.99	57.64	56.45

Medium crude oil
Sales revenue	48.97	48.97	—	48.97	—	—
Royalties	8.61	8.61	—	8.61	—	—
Operating costs	13.09	13.09	—	13.09	—	—

Net back	27.27	27.27	—	27.27	—	—

Heavy crude oil & bitumen
Sales revenue	39.91	39.91	—	39.91	—	—
Royalties	5.16	5.16	—	5.16	—	—
Operating costs	11.10	11.10	—	11.10	—	—

Netback	23.65	23.65	—	23.65	—	—

Total crude oil
Sales revenue	53.55	44.90	71.18	52.51	73.58	74.91
Royalties	5.28	6.14	1.95	4.92	12.33	—
Operating costs	9.53	11.60	5.48	9.83	3.61	18.51

Netback	38.74	27.16	63.75	37.76	57.64	56.45

Natural Gas ($/mcf)
Sales revenue	6.65	6.65	—	6.65	—	—
Royalties	1.37	1.37	—	1.37	—	—
Operating costs	1.18	1.18	—	1.18	—	—

Netback	4.10	4.10	—	4.10	—	—

Equivalent Unit ($boe)
Sales revenue	49.34	42.91	71.18	48.58	73.58	74.91
Royalties	6.19	6.97	1.95	5.99	12.33	—
Operating costs	8.77	9.79	5.48	8.98	3.61	18.51

Netback	34.38	26.15	63.75	33.61	57.64	56.45

Note:

(1)	Netbacks reflect the results of operations for leases classified as oil or natural gas. Co-products, such as natural gas produced at an oil property or natural gas liquids produced at a natural gas property, have been converted to equivalent units of oil or natural gas depending on the lease product classification.

Oil and Gas Netbacks(1) (continued)

	2005
		Western	East
	Total	Canada	Coast	Canada	China	Libya

Crude Oil ($/bbl)
Light crude oil
Sales revenue	61.86	60.74	62.61	61.41	63.15	69.23
Royalties	7.22	8.66	5.91	7.67	5.93	—
Operating costs	6.88	9.86	5.14	8.16	2.92	22.73

Netback	47.76	42.22	51.56	45.58	54.30	46.50

Medium crude oil
Sales revenue	43.67	43.67	—	43.67	—	—
Royalties	7.77	7.77	—	7.77	—	—
Operating costs	10.97	10.97	—	10.97	—	—

Net back	24.93	24.93	—	24.93	—	—

Heavy crude oil & bitumen
Sales revenue	31.22	31.22	—	31.22	—	—
Royalties	3.75	3.75	—	3.75	—	—
Operating costs	9.90	9.90	—	9.90	—	—

Netback	17.57	17.57	—	17.57	—	—

Total crude oil
Sales revenue	42.83	38.91	62.61	41.08	63.15	69.23
Royalties	5.49	5.41	5.91	5.45	5.93	—
Operating costs	9.13	10.10	5.14	9.65	2.92	22.73

Netback	28.21	23.40	51.56	25.98	54.30	46.50

Natural Gas ($/mcf)
Sales revenue	8.02	8.02	—	8.02	—	—
Royalties	1.76	1.76	—	1.76	—	—
Operating costs	1.04	1.04	—	1.04	—	—

Netback	5.22	5.22	—	5.22	—	—

Equivalent Unit ($boe)
Sales revenue	44.56	42.53	62.61	43.69	63.15	69.23
Royalties	7.29	7.45	5.91	7.36	5.93	—
Operating costs	8.12	8.59	5.14	8.39	2.92	22.73

Netback	29.15	26.49	51.56	27.94	54.30	46.50

Note:

(1)	Netbacks reflect the results of operations for leases classified as oil or natural gas. Co-products, such as natural gas produced at an oil property or natural gas liquids produced at a natural gas property, have been converted to equivalent units of oil or natural gas depending on the lease product classification.

Producing Wells

	Oil Wells		Natural Gas Wells		Total
	Gross(1)(2)	Net(1)	Gross(1)(2)	Net(1)	Gross(1)(2)	Net(1)

Canada
Alberta	4,090	3,211	5,489	4,274	9,579	7,485
Saskatchewan	5,479	4,514	1,192	1,085	6,671	5,599
British Columbia	204	58	239	170	443	228
Newfoundland	15	6	—	—	15	6

	9,788	7,789	6,920	5,529	16,708	13,318

International
China	29	12	—	—	29	12
Libya	2	1	—	—	2	1

	31	13	—	—	31	13

As at December 31, 2007	9,819	7,802	6,920	5,529	16,739	13,331

Canada
Alberta	4,390	3,395	5,385	4,235	9,775	7,630
Saskatchewan	5,076	4,118	1,084	1,028	6,160	5,146
British Columbia	203	57	219	150	422	207
Newfoundland	21	6	—	—	21	6
Northwest Territories	5	1	5	1	10	2

	9,695	7,577	6,693	5,414	16,388	12,991

International
China	27	11	—	—	27	11
Libya	2	1	—	—	2	1

	29	12	—	—	29	12

As at December 31, 2006	9,724	7,589	6,693	5,414	16,417	13,003

Notes:

(1)	The number of gross wells is the total number of wells in which Husky owns a working interest. The number of net wells is the sum of the fractional interests owned in the gross wells. Producing wells were producing or capable of producing at December 31.

(2)	The above table does not include producing wells in which Husky has no working interest but does have a royalty interest. At December 31, 2007, Husky had a royalty interest in 3,600 wells of which 1,200 were oil producers and 2,400 were gas producers.

(3)	For purposes of the above table, multiple completions are counted as a single well. Where one of the completions in a given well is an oil completion, the well is classified as an oil well. In 2007, there were 313 gross, 298 net oil wells and 892 gross, 738 net natural gas wells which were completed in two or more formations and from which production is not commingled.

Landholdings

Developed Acreage

	Gross	Net
	(thousands of acres)

As at December 31, 2007
Western Canada
Alberta	3,102	2,610
Saskatchewan	638	574
British Columbia	183	115
Manitoba	—	—

	3,923	3,299

Northwest Territories and Arctic	—	—
Eastern Canada	42	9

	3,965	3,308

China	17	7
Libya	7	2

	3,989	3,317

As at December 31, 2006
Western Canada
Alberta	3,235	2,709
Saskatchewan	592	531
British Columbia	185	114
Manitoba	—	—

	4,012	3,354

Northwest Territories and Arctic	7	1
Eastern Canada	35	4

	4,054	3,359

China	17	7
Libya	7	2

	4,078	3,368

As at December 31, 2005
Western Canada
Alberta	3,146	2,633
Saskatchewan	577	517
British Columbia	182	112
Manitoba	—	—

	3,905	3,262

Northwest Territories and Arctic	7	1
Eastern Canada	35	4

	3,947	3,267

China	17	7
Libya	7	2

	3,971	3,276

Landholdings (continued)

Undeveloped Acreage

	Gross	Net
	(thousands of acres)

As at December 31, 2007
Western Canada
Alberta	4,118	3,600
Saskatchewan	1,547	1,404
British Columbia	888	610
Manitoba	1	1

	6,554	5,615

Northwest Territories and Arctic	1,021	396
Eastern Canada	2,429	1,566

	10,004	7,577

China	7,372	3,612

Indonesia	1,742	1,742

Greenland	8,471	5,984

	27,589	18,915

As at December 31, 2006
Western Canada
Alberta	4,358	3,841
Saskatchewan	1,654	1,513
British Columbia	906	639
Manitoba	1	1

	6,919	5,994

Northwest Territories and Arctic	884	239
Eastern Canada	2,591	1,786

	10,394	8,019

China	7,637	3,742

Indonesia	1,742	1,742

	19,773	13,503

Drilling Activity

	Year ended December 31
	2007		2006		2005
	Gross	Net	Gross	Net	Gross	Net

Western Canada Drilling
Exploration
Oil	79	79	101	99	89	85
Gas	114	92	330	192	392	196
Dry	14	12	26	24	36	36

	207	183	457	315	517	317

Development
Oil	571	530	590	543	466	433
Gas	343	251	565	490	610	551
Dry	31	29	25	22	42	39

	945	810	1,180	1,055	1,118	1,023

	1,152	993	1,637	1,370	1,635	1,340

Present Activities

	Exploratory		Development
	Gross	Net	Gross	Net

Wells Drilling(1)
Western Canada	3	2.25	13	10.34

Note:

(1)	Denotes wells that were drilling at December 31, 2007.

Oil and Gas Reserves Disclosures

Husky’s oil and gas reserves as of December 31, 2007 are based on prices and costs in effect on that date and remain constant in future periods in accordance with the rules of the Financial Accounting Standards Board and the Securities and Exchange Commission (U.S.) and are prepared internally by Husky’s reserves evaluation staff. Husky uses a formalized process for determining, approving and booking reserves. This process provides for all reserves evaluations to be done on a consistent basis using established definitions and guidelines. Approval of any significant reserve additions and changes requires review by an internal panel of qualified reserves evaluators.

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

Proved Reserves

					Future
					Net Cash Flows
	Crude Oil & NGL(1)		Natural Gas(1)		Before Tax(1)(4)
	Gross(2)	Net(2)	Gross(2)	Net(2)	0%	10%
	(mmbbls)		(bcf)		($ millions)

Proved developed(3)	492	415	1,780	1,494	27,003	17,557
Proved undeveloped(3)(5)	157	137	411	360	6,236	3,425

Proved total(3)	649	552	2,191	1,854	33,239	20,982

Notes:

(1)	Husky applied for and was granted an exemption from National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities” to provide oil and gas reserves disclosures in accordance with the U.S. Securities and Exchange Commission guidelines and the U.S. Financial Accounting Standards Board disclosure standards. The information disclosed may differ from information prepared in accordance with National Instrument 51-101. Husky’s internally generated oil and gas reserves data was audited by an independent firm of qualified reserves evaluators.

(2)	Gross reserves are Husky’s lessor royalty, overriding royalty and working interest share of reserves, before deduction of royalties. Net reserves are gross reserves, less royalties.

(3)	These reserve categories have the same meanings as those set out in SEC Regulation S-X.

(4)	The discounted future net cash flows at December 31, 2007 were based on the year-end spot NYMEX natural gas price of U.S. $7.11/mmbtu and on a spot WTI crude oil price of U.S. $95.98/bbl.

(5)	Estimated future capital expenditures required to gain access to proved undeveloped reserves as at December 31, 2007 and 2006 were as follows:

	As at December 31, 2007
	Total	2008	2009	2010	2011	2012	Thereafter
	($ millions undiscounted)

Western Canada	1,943	713	520	272	119	87	232
Eastern Canada	476	198	237	19	—	—	22

	2,419	911	757	291	119	87	254

	As at December 31, 2006
	Total	2007	2008	2009	2010	2011	Thereafter
	($ millions undiscounted)

Western Canada	1,725	558	573	263	100	96	135
Eastern Canada	—	—	—	—	—	—	—

	1,725	558	573	263	100	96	135

(6)	On December 31, 2007, the date our oil and gas reserves were evaluated, the calculated price of Lloydminster heavy crude oil was $59.09 per barrel. Our heavy crude oil reserves were economic at that price and no negative price revision resulted.

Reconciliation of Proved Gross Reserves

	Canada						International		Total
						East
	Western Canada					Coast
	Light						Light
Proved reserves,	Crude Oil	Medium	Heavy	Natural		Light	Crude Oil	Natural	Crude Oil	Natural
before royalties(1)	& NGL	Crude Oil	Crude Oil	Gas	Bitumen	Crude Oil	& NGL	Gas	& NGL	Gas
	(mmbbls)	(mmbbls)	(mmbbls)	(bcf)	(mmbbls)	(mmbbls)	(mmbbls)	(bcf)	(mmbbls)	(bcf)

End of 2004	171	86	105	2,169	—	47	20	—	429	2,169

Revisions	3	9	121	(65)	—	9	2	—	144	(65)
Purchases	—	—	7	3	—	—	—	—	7	3
Sales	—	(3)	(4)	(9)	—	—	—	—	(7)	(9)
Discoveries and extensions	4	3	27	277	48	16	1	—	99	277
Improved recovery	1	7	—	9	—	23	—	—	31	9
Production	(12)	(11)	(39)	(248)	—	(6)	(6)	—	(74)	(248)

End of 2005	167	91	217	2,136	48	89	17	—	629	2,136

Revisions	(3)	(1)	(2)	(87)	(1)	31	2	—	26	(87)
Purchases	1	1	—	25	—	—	—	—	2	25
Sales	(1)	—	—	(3)	—	—	—	—	(1)	(3)
Discoveries and extensions	7	5	37	314	13	—	—	—	62	314
Improved recovery	6	1	—	3	—	12	—	—	19	3
Production	(11)	(10)	(39)	(245)		(25)	(5)	—	(90)	(245)

End of 2006	166	87	213	2,143	60	107	14	—	647	2,143

Revisions	1	4	(8)	64	—	26	2	—	25	64
Purchases	1	—	—	36	—	—	—	—	1	36
Sales	(10)	—	—	(23)	—	—	—	—	(10)	(23)
Discoveries and extensions	8	6	37	189	11	19	—	—	81	189
Improved recovery	2	1	1	10	—	—	—	—	4	10
Production	(9)	(10)	(38)	(228)	(1)	(36)	(5)	—	(99)	(228)

End of 2007	159	88	205	2,191	70	116	11	—	649	2,191

Note:

(1)	Proved reserves are the estimated quantities of crude oil, natural gas and NGL which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Reserves and Production by Principal Area

	Gross
Crude Oil and NGL(1)	Proved Reserves	Production
	(mmbbls)	(mbbls/day)

Canada
Western Canada
British Columbia and Foothills
Alberta and BC Plains area	29.2	5.2
Foothills Deep Gas area	29.3	5.5
Ram River and Kaybob areas	7.1	2.4
Northwest Alberta Plains
Rainbow Lake area	76.1	7.4
Peace River Arch area	4.3	1.5
East Central Alberta
North area	2.4	0.5
South area	2.6	0.8
Provost area	37.5	15.4
Southern Alberta and Saskatchewan
South Alberta area	25.2	8.0
South Saskatchewan area	63.5	15.2
Lloydminster Area
Primary production	102.9	77.4
Thermal production	71.5	18.8
Oil Sands	70.3	1.6
Other	0.3	0.8

	522.2	160.5

East Coast Canada
Terra Nova	20.7	14.5
White Rose	95.1	85.0

	115.8	99.5

China
Wenchang	10.9	12.7

	648.9	272.7

Note:

(1)   Gross crude oil and NGL reserves as at December 31, 2007 and average 2007 daily gross production of crude oil and NGL.

	Gross
Natural Gas(1)	Proved Reserves	Production
	(bcf)	(mmcf/day)

Canada
Western Canada
British Columbia and Foothills
Alberta and BC Plains area	125.7	50.7
Foothills Deep Gas area	424.2	87.1
Ram River and Kaybob areas	249.9	77.4
Northwest Alberta Plains
Rainbow Lake area	434.1	78.0
Peace River Arch	—	1.7
Northern Alberta area	167.0	54.4
East Central Alberta
Provost area	141.5	44.8
North area	198.3	47.0
South area	143.9	55.2
Southern Alberta and Saskatchewan
South Alberta area	46.9	22.3
South Saskatchewan area	186.3	55.2
Lloydminster Area	72.8	41.7
Other	—	7.8

	2,190.6	623.3

Note:

(1)   Gross natural gas reserves as at December 31, 2007 and average daily gross production of natural gas.

Probable Oil and Gas Reserves(1)

	Canada
	Western Canada
	Conventional	Bitumen(2)	East Coast	International	Total
	(mmbbls)

Crude Oil & NGL
2007	149	1,765	100	25	2,039
2006	144	1,127	79	9	1,359
2005	146	903	118	13	1,180

Natural Gas
	(bcf)
2007	473			516	989
2006	390			93	483
2005	407			167	574

Barrels of Oil Equivalent
	(mmboe)
2007	228	1,765	100	111	2,204
2006	209	1,127	79	25	1,440
2005	213	903	118	41	1,275

Notes:

(1)	The probable reserves presented have been prepared, using constant prices and costs, in accordance with NI 51-101.

(2)	Bitumen reserves were based on constant prices calculated in accordance with the Canadian Securities Administrators Staff Notice 51-315 Guidance Regarding the Determination of Constant Prices for Bitumen Reserves under National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (the “Staff Notice).

(4)	The SEC generally permits oil and gas registrants to disclose only reserves that meet the standards for proved reserves. Due to the higher uncertainty associated with probable reserves, disclosure or reference to probable reserves does not meet the standards for the inclusion in a document filed with the SEC. The disclosure of probable reserves is included herein in accordance with NI 51-101.

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

Subsequent to December 31, 2007, no major discovery or other favourable or adverse event is believed to have caused a material change in the estimates of proved or proved developed reserves as of that date.

Results of Operations for Producing Activities(1)(2)

	Canada			International			Total
	2007	2006	2005	2007	2006	2005	2007	2006	2005
	($ millions except per boe amounts)
Oil and gas production revenue	5,998	5,567	4,085	288	274	337	6,286	5,841	4,422

Operating costs
Lease operating expenses	1,292	1,215	925	21	22	18	1,313	1,237	943
Production taxes	64	69	56	—	—	—	64	69	56
Asset retirement obligation accretion	38	37	28	—	—	—	38	37	28

	1,394	1,321	1,009	21	22	18	1,415	1,343	1,027
Depreciation, depletion and amortization	1,563	1,426	1,102	52	50	42	1,615	1,476	1,144

Earnings before taxes	3,041	2,820	1,974	215	202	277	3,256	3,022	2,251
Income tax	994	982	730	70	72	106	1,064	1,054	836

Results of operations	2,047	1,838	1,244	145	130	171	2,192	1,968	1,415

Amortization rate per gross boe	11.77	11.24	10.10	11.10	11.24	7.21	11.75	11.24	9.95
Amortization rate per net boe	14.06	13.09	12.45	14.01	13.50	7.96	14.05	13.10	12.19

Notes:

(1)	The costs in this schedule exclude corporate overhead, interest expense and other operating costs, which are not directly related to producing activities.

(2)	Under U.S. GAAP, the depreciation, depletion and amortization for Canadian producing activities for 2007 amounted to $1,507 million (2006 — $1,362 million; 2005 — $1,036 million). Income taxes for Canadian producing activities under U.S. GAAP for 2007 amounted to $1,011 million (2006 — $1,005 million; 2005 — $755 million).

Costs Incurred in Oil and Gas Property Acquisition, Exploration and Development Activities(1)

	Canada	International	Total
	($ millions)

2007
Property acquisition
Proved	126	—	126
Unproved	46	—	46
Exploration	580	70	650
Development	1,559	6	1,565
Capitalized interest	6	—	6

Total costs incurred	2,317	76	2,393
Less: Proved acquisitions	126	—	126
Capitalized interest	6	—	6

Finding and development costs	2,185	76	2,261

2006
Property acquisition
Proved	97	—	97
Unproved	96	—	96
Exploration	697	77	774
Development	1,637	20	1,657
Capitalized interest	23	—	23

Total costs incurred	2,550	97	2,647
Less: Proved acquisitions	97	—	97
Capitalized interest	23	—	23

Finding and development costs	2,430	97	2,527

2005
Property acquisition
Proved	68	—	68
Unproved	65	—	65
Exploration	390	55	445
Development	2,042	23	2,065
Capitalized interest	112	—	112

Total costs incurred	2,677	78	2,755
Less: Proved acquisitions	68	—	68
Capitalized interest	112	—	112

Finding and development costs	2,497	78	2,575

Note:

(1)	Development costs incurred exclude actual retirement expenditures and include asset retirement obligation incurred. Asset retirement obligation incurred for 2007 was $39 million (2006 — $45 million; 2005 — $51 million).

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

The following table sets forth a summary of oil and gas property costs not being amortized at December 31, 2007, by the year in which the costs were incurred:

					Prior to
Withheld Costs	Total	2007	2006	2005	2005
	($ millions)

Property acquisitions
Canada	67	—	67	—	—
International	63	—	—	—	63

	130	—	67	—	63

Exploration
Canada	1,088	426	398	264	—
International	143	67	70	—	6

	1,231	493	468	264	6

Development
Canada	695	378	317	—	—
International	37	4	5	6	22

	732	382	322	6	22

Capitalized interest
Canada	104	6	58	39	1

	2,197	881	915	309	92

Capitalized Costs Relating to Oil and Gas Producing Activities

	Canada	International	Total
	($ millions)

2007
Proved properties(1)	20,830	584	21,414
Unproved properties	1,954	243	2,197

	22,784	827	23,611
Accumulated DD&A	9,500	456	9,956

Net Capitalized Costs(2)	13,284	371	13,655

2006
Proved properties(1)	19,087	586	19,673
Unproved properties	1,932	165	2,097

	21,019	751	21,770
Accumulated DD&A	8,141	404	8,545

Net Capitalized Costs(2)	12,878	347	13,225

2005
Proved properties(1)	16,195	528	16,723
Unproved properties	2,317	127	2,444

	18,512	655	19,167
Accumulated DD&A	6,729	354	7,083

Net Capitalized Costs(2)	11,783	301	12,084

Notes:

(1)	Capitalized costs related to proved properties include the asset retirement obligations. The asset retirement obligations for the years presented were as follows:

	Canada	International	Total
	($ millions)

2007	454	6	460
2006	415	6	421
2005	370	6	376

(2)	The net capitalized costs for Canadian oil and gas exploration, development and producing activities under U.S. GAAP for 2007 were $12,911 million (2006 — $12,449 million, 2005 — $11,290 million). The net capitalized costs for International property oil & gas exploration, development and producing activities under U.S. GAAP for 2007 were $370 million (2006 — $346 million, 2005 — $300 million). Please refer to the Form 40-F for an explanation of the differences between Canadian and U.S. GAAP for oil and gas activities.

Oil and Gas Reserve Information

In Canada, our proved crude oil, natural gas liquids and natural gas reserves are located in the provinces of Alberta, Saskatchewan, British Columbia, and offshore the East Coast. Our international proved reserves are located in China and Libya.

	Canada		International		Total
	Crude	Natural	Crude	Natural	Crude	Natural
Reserves	Oil & NGL	Gas	Oil & NGL	Gas	Oil & NGL	Gas
	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)

Net proved reserves(1)(2)(3)(4)
End of year 2004	357	1,788	18	—	375	1,788
Revisions	129	(75)	2	—	131	(75)
Purchases	6	2	—	—	6	2
Sales	(7)	(7)	—	—	(7)	(7)
Improved recovery	29	6	—	—	29	6
Discoveries and extensions	94	230	1	—	95	230
Production	(59)	(173)	(5)	—	(64)	(173)

End of year 2005	549	1,771	16	—	565	1,771

Revisions	9	(71)	—	—	9	(71)
Purchases	2	21	—	—	2	21
Sales	—	(2)	—	—	—	(2)
Improved recovery	16	2	—	—	16	2
Discoveries and extensions	56	267	—	—	56	267
Production	(77)	(189)	(4)	—	(81)	(189)

End of year 2006	555	1,799	12	—	567	1,799

Revisions	3	61	—	—	3	61
Purchases	1	29	—	—	1	29
Sales	(9)	(18)	—	—	(9)	(18)
Improved recovery	4	8	—	—	4	8
Discoveries and extensions	71	155	—	—	71	155
Production	(81)	(180)	(4)	—	(85)	(180)

End of year 2007	544	1,854	8	—	552	1,854

Net proved developed reserves,(1)(2)(3)(4)
End of year 2004	299	1,436	18	—	317	1,436
End of year 2005	327	1,413	15	—	342	1,413
End of year 2006	442	1,424	12	—	454	1,424
End of year 2007	407	1,494	8	—	415	1,494

Notes:

(1)	Net reserves are the Company’s lessor royalty, overriding royalty and working interest share of the gross remaining reserves, after deduction of any crown, freehold and overriding royalties. Such royalties are subject to change by legislation or regulation and can also vary depending on production rates, selling prices and timing of initial production.

(2)	Reserves are the estimated quantities of crude oil, natural gas and related substances anticipated from geological and engineering data to be recoverable from known accumulations from a given date forward, by known technology, under existing operating conditions and prices in effect at year end.

(3)	Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

(4)	Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are reserves that are expected to be recovered from known accumulations where a significant expenditure is required.

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

The computation of the standardized measure of discounted future net cash flows relating to proved oil and gas reserves at December 31, 2007 was based on the NYMEX year-end natural gas spot price of U.S. $7.11/mmbtu (2006 — U.S. $5.51/mmbtu; 2005 — U.S. $9.52/mmbtu) and on crude oil prices computed with reference to the year-end WTI spot price of U.S. $95.98/bbl (2006 — U.S. $60.85/bbl; 2005 — U.S. $61.06/bbl).

	Canada(1)			International(1)			Total(1)
Standardized Measure	2007	2006	2005	2007	2006	2005	2007	2006	2005
	($ millions)

Future cash inflows	49,383	37,006	40,066	952	900	999	50,335	37,906	41,065
Future production costs	12,394	10,915	10,259	136	143	108	12,530	11,058	10,367
Future development costs	4,550	3,406	3,171	16	14	14	4,566	3,420	3,185
Future income taxes	9,022	6,934	9,000	252	234	272	9,274	7,168	9,272

Future net cash flows	23,417	15,751	17,636	548	509	605	23,965	16,260	18,241
Annual 10% discount factor	9,039	6,045	7,115	93	93	123	9,132	6,138	7,238

Standardized measure of discounted
Future net cash flows	14,378	9,706	10,521	455	416	482	14,833	10,122	11,003

Note:

(1)	The schedules above are calculated using year-end prices, costs, statutory income tax rates and existing proved oil and gas reserves. The value of exploration properties and probable reserves, future exploration costs, future changes in oil and gas prices and in production and development costs are excluded.

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating
to Proved Oil and Gas Reserves

	Canada(1)			International(1)			Total(1)
	2007	2006	2005	2007	2006	2005	2007	2006	2005
	($ millions)

Present value at January 1	9,706	10,521	4,745	416	482	460	10,122	11,003	5,205
Sales and transfers, net of production costs	(4,696)	(4,318)	(3,101)	(270)	(257)	(320)	(4,966)	(4,575)	(3,421)
Net change in sales and transfer prices, net of development and production costs	7,380	(1,721)	5,479	265	126	155	7,645	(1,595)	5,634
Development cost incurred that reduced future development costs	1,772	1,640	2,129	6	20	23	1,778	1,660	2,152
Changes in estimated future development costs	(2,157)	(1,526)	(2,326)	(4)	(19)	(22)	(2,161)	(1,545)	(2,348)
Extensions, discoveries and improved recovery, net of related costs	2,226	1,666	2,027	13	—	24	2,239	1,666	2,051
Revisions of quantity estimates	868	563	2,550	(13)	(27)	110	855	536	2,660
Accretion of discount	1,422	1,601	762	61	70	68	1,483	1,671	830
Sale of reserves in place	(256)	(19)	(62)	—	—	—	(256)	(19)	(62)
Purchase of reserves in place	114	65	36	—	—	—	114	65	36
Changes in timing of future net cash flows and other	(575)	263	889	—	(5)	(13)	(575)	258	876
Net change in income taxes	(1,426)	971	(2,607)	(19)	26	(3)	(1,445)	997	(2,610)

Net increase (decrease)	4,672	(815)	5,776	39	(66)	22	4,711	(881)	5,798

Present value at December 31	14,378	9,706	10,521	455	416	482	14,833	10,122	11,003

Note:

(1)	The schedules above are calculated using year-end prices, costs, statutory income tax rates and existing proved oil and gas reserves. The value of exploration properties and probable reserves, future exploration costs, future changes in oil and gas prices and in production and development costs are excluded.

Description of Major Properties and Facilities

Our portfolio of upstream assets includes properties with reserves of light (30° API and lighter), medium (between 20° and 30° API) heavy (20° API and heavier but lighter than 10° API) and bitumen (10° API and heavier) gravity crude oil, NGL, natural gas and sulphur.

Lloydminster Heavy Oil and Gas

Our heavy oil assets are concentrated in a large producing area in the Lloydminster Alberta/Saskatchewan area. We maintain a land position of approximately 1.75 million acres within this area, of which approximately 65% is undeveloped. Approximately 92% of our proved reserves in the region are contained in the heavy crude oil producing fields of Pikes Peak, Edam, Tangleflags, Celtic, Bolney, Westhazel, Big Gully, Hillmond, Mervin, Marwayne, Lashburn, Gully Lake and Rush Lake, and in the medium gravity crude oil producing fields of Wildmere and Wainwright. These fields contain accumulations of heavy crude oil at relatively shallow depths.

We currently produce from oil and gas wells ranging in depth from 450 to 650 metres and hold a 100% working interest in the majority of these wells. We produce heavy oil from the Lloydminster area using a variety of techniques, including standard primary production methods, as well as steam injection, horizontal well technology and Steam Assisted Gravity Drainage (“SAGD”). We have increased primary production from the area through cold production techniques which utilize progressive cavity pumps capable of simultaneous production of sand and heavy oil from unconsolidated formations. Our gross heavy and medium crude oil production from the area totalled 96.2 mbbls/day in 2007. Of the total production, 74.6 mbbls/day was primary production of heavy crude oil, 18.8 mbbls/day was production from our thermal operations at Pikes Peak (cyclic steam), Bolney/Celtic (SAGD) and the Pikes Peak South pilot (SAGD), and 2.8 mbbls/day was from the medium gravity waterflooded fields in the Wainwright and Wildmere areas. We believe that the future growth from this area will be driven by primary heavy oil production, including cold production, and new thermal projects.

In the Lloydminster area we own and operate 19 oil treating facilities, all of which are tied into our heavy oil pipeline systems. These pipeline systems transport heavy crude oil from the field locations to our Lloydminster asphalt refinery, to the Husky Lloydminster Upgrader and to the Enbridge Pipeline, Express Pipeline and Inter Pipeline Fund systems at Hardisty, Alberta.

We are focused on increasing our heavy oil production and believe that our undeveloped land position coupled with the application of improved technologies will sustain heavy oil production in the Lloydminster area.

We also produce natural gas from numerous small shallow natural gas pools in the Lloydminster area (approximately 73 bcf of proved reserves). Our total gross natural gas production from the area during 2007 was 41.7 mmcf/day.

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

We use secondary and tertiary oil recovery methods extensively in the Rainbow Lake district. These methods include injecting water, natural gas and NGL into the oil reservoirs to enhance crude oil recovery. The use of tertiary recovery programs, such as the miscible flood used at Rainbow Lake, has increased the estimated amount recoverable from discovered petroleum initially in-place from 50% to 70% in certain pools. Historically, only small volumes of gas and NGL have been marketed from the Rainbow Lake district prior to 2002. In 2003, we initiated the recovery of natural gas from several pools. NGL recovery is forecast to begin in the 2008-2010 timeframe and is expected to generate revenues as the crude oil production from the pools is completed. We use horizontal drilling techniques, including the re-entry of existing well bores, to maintain the level of crude oil production and to increase recovery rates. We plan to continue exploration efforts to supplement our development initiatives in the Rainbow Lake district. Husky’s gross production from this area averaged 7.1 mbbls/day of light crude oil and NGL and 27.4 mmcf/day of natural gas during 2007.

We hold a 50% interest in, and operate, the Rainbow Lake processing plant. The processing design rate capacity of the plant is 69 mbbls/day of crude oil and water and 230 mmcf/day of raw gas. The extraction design capacity is 17 mbbls/day of NGL.

Husky also has a 100% interest in a compression and dehydration facility at Bivouac that has a capacity to process 20 mmcf/day. In 2007 throughput at this facility averaged 16.3 mmcf/day. Our strategy in respect of this area is to drill and tie-in eight to ten development wells per year to fully load the facility.

We hold an interest in two significant non-operated properties in the Rainbow Lake District. They include the Ekwan/Sierra property in north-eastern British Columbia and the Bistcho property in Northwest Alberta. Our gross production from these properties currently averages 11.7 mmcf/day of natural gas and 47 bbls/day of liquid hydrocarbons. We also hold a working interest in the Encana Sierra gas plant and the Paramount Bistcho gas plant. We are active in both these areas with development and exploration drilling. In these two areas we hold in excess of 200,000 acres of undeveloped land.

North East Shallow Gas District

The North East Shallow Gas District is located approximately 200 kilometres north-east of Edmonton, Alberta. Natural gas is produced from the Clearwater, Colony, McMurray and Wabasca or a combination of these zones that lie at a depth of approximately 600 metres. In 2007, our gross natural gas production from this district averaged 56.6 mmcf/day. Our largest property in the district is at Muskwa, which consists of a 32 mmcf/day dehydrator facility, 6,255 horsepower of compression and a gathering system that collects natural gas from an area seven townships in size. Our gross production from Muskwa averaged 10.5 mmcf/day in 2007. Husky completed the acquisition of Trilogy Energy’s Martin Creek property in May 2007, which added 12.7 mmcf/day of natural gas production to this district. Our plans for 2008 are to continue to focus on recompletions and work-overs to increase production and add reserves at a low unit cost and take advantage of existing infrastructure and capacity.

High Level District

The High Level district of Alberta is approximately 600 kilometres northwest of Edmonton, Alberta. We are the operator and hold close to 100% working interests in our properties. The area contains shallow Bluesky gas reservoirs that are characterized as low deliverability and low decline. Gross production from this area in 2007 averaged 22.4 mmcf/day of natural gas.

Ram River District

The Ram River district is located in west central Alberta and includes the large Blackstone, Ricinus and Clearwater/Limestone natural gas fields.

The Blackstone field is the most prolific of these fields and contains four high deliverability natural gas wells, capable of combined raw gas production of 35.5 mmcf/day. We hold a 34% interest in two unitized wells, a 24% and a

50% interest, respectively, in two non-unit wells, and act as the contract operator of the Blackstone field. Production from the area is processed at the Ram River gas plant.

We hold an average 72% interest in and operate the Ram River sour gas plant and related processing facilities. The Ram River plant has the capacity to process 622 mmcf/day of sour gas, resulting in sales gas capacity of 525 mmcf/day. The plant also has the capacity to produce in excess of 2.8 mlt/day of sulphur from raw gas. During 2007, the plant operated at approximately 75% of its design rate capacity. The Ram River plant processes in excess of 10% of our total gross natural gas production. This includes an average of 39 mmcf/day of our gross production from the Blackstone, Brown Creek, Cordel and Stolberg fields and an average of 17.3 mmcf/day of our gross production from Ricinus and Clearwater/Limestone and Benjamin fields. In addition we process third-party volumes. Gross production from the Ferrier and North Blackstone area, which is processed at other gas plants, averaged 10.1 mmcf/day of natural gas, bringing our total gross production of natural gas from the Ram River district to 77.4 mmcf/day in 2007. Our 2008 plans for the Ram River district include continued exploration and development drilling in Ferrier and North Blackstone including evaluation of deeper targets.

Our sour gas pipeline network supports the Ram River plant. We operate a network of 845 kilometres of sour gas pipelines in the Ram River district and hold a 30% interest in 684 kilometres of this pipeline system. The sour gas processed at the Ram River plant is produced from 18 sour gas fields located as far as 145 kilometres from the Ram River plant.

We believe that the Ram River plant and the extensive infrastructure of gathering pipelines, transmission systems and rail lines, which support the plant, represents a strategic base for natural gas exploration and development planned in this part of the foothills region.

In addition, this region is an active exploration and production area for other producers and provides additional opportunities for generating revenue by processing third party natural gas. In 2007, with the addition of Shell Tay River gas volumes and continued success along the Chungo Mississippian trend, net processing income was $19.8 million.

Kaybob District

The Kaybob District consists of land located in the Fox Creek region of Alberta and is divided into four areas. The Kaybob South Beaverhill Lake Unit 1 (35.6% working interest), Kaybob South Triassic Unit 1 (40.5% working interest), Kaybob South Triassic Unit 2 (26.8% working interest), and non-unit lands (various working interests from gross overriding royalty to 100% working interest). We divested the Kaybob South Beaverhill Lake Unit #1 effective January 1, 2008.

We have a 17.8% working interest in the sour gas portion and a 20.4% working interest in the sweet gas portion of the plant. We also have various working interests in sweet gas gathering and compression facilities in the area. During 2007, our gross production from this district was 453 bbls/day of oil, 575 bbls/day of NGL and 11.0 mmcf/day of natural gas. We divested our 4.6% working interest in the Kaybob amalgamated plant when we divested our interest in the Beaverhill Lake Unit #1.

Alberta/British Columbia Plains District

Boundary Lake Area

We hold a 50% working interest in the Boundary Lake Gas Unit and a 34% and 19% interest in the Boundary Lake oil unit 1 and 2, respectively, in north-east British Columbia. Our natural gas production from this area is derived from five Belloy sour gas pools, and is processed at the nearby Boundary Lake processing plant. Our gross production from this area was 7.8 mmcf/day of natural gas and 1,528 bbls/day of crude oil and NGL during 2007.

Valhalla and Wapiti Area

We hold an approximate 30% interest in three Valhalla oil units, a 100% interest in the Valhalla non-unit waterflood wells and a 100% interest in the Wapiti property. Production is primarily from the Doe Creek and Cardium zones and consists of light crude oil, NGL and natural gas. Our gross production from these properties averaged 2,839 bbls/day of crude oil and NGL and 7.6 mmcf/day of natural gas in 2007. Our plans for this area in 2008 are to continue our horizontal injection well development program with six wells planned to improve waterflood conformance and arrest declining production in the main Doe Creek I pool.

Kakwa Area

We hold an average 60% working interest in oil and gas processing facilities and associated oil and gas gathering systems in the Kakwa area. Our gross production from this area was 11.8 mmcf/day of natural gas, 524 bbls/day of NGL and 149 bbls/day of oil in 2007.

Lynx, Copton and Grande Cache Areas

We continue to focus on exploration in the Lynx/Copton/Grande Cache areas of western Alberta with the drilling and completing of 1.5 net discovery wells. During 2007, average gross production was 19 mmcf/day of natural gas. We plan to continue to develop these properties in 2008 to maintain our gross production at between 15 mmcf/day to 20 mmcf/day of natural gas.

Foothills West District

Caroline Area

We hold an 11% working interest in the 32,000 acre Caroline natural gas field located approximately 97 kilometres north-west of Calgary. The field has a high proportion of NGL and as a result the economics of this field are enhanced.

We also hold an 11% interest in the Caroline sour gas processing facility. The plant is presently running at 73% utilization based on design capacity and is processing approximately 78.6 mmcf/day of total plant sales gas and 16,500 mbbls/day of NGL. Husky gross production was 2,160 bbls/day of NGL and 5.7 mmcf/day of natural gas in 2007. Our plans for 2008 are to start up the newly installed low pressure steam recovery unit to displace approximately one third of our external power consumption.

Edson Area

We hold and operate an average 85% working interest in two gas processing facilities and associated gas gathering systems in the Edson area. These properties averaged gross production of 36.1 mmcf/day of natural gas and 1,670 bbls/day of NGL in 2007. The 2007 development program consisted of 44 gross development wells and we plan to drill 40 gas wells in 2008 to increase average production to 40 mmcf/day and improve drainage of the reservoir. Also, in 2008, we plan to install additional field and plant inlet booster compressors at both Ansell and Galloway.

Sikanni and Federal Areas

We hold interests in properties in the Sikanni and Federal areas of north-east British Columbia, which averaged gross production of 9.0 mmcf/day of natural gas from five wells in 2007. Our natural gas production flows through our gathering systems for processing at third party plants at Sikanni and McMahon. In March 2008, we will complete the tie-in of a discovery well in the Federal area, which is expected to add 9 mmcf/day of additional production starting in April 2008.

Graham Area

We hold a 40% working interest in lands in the Graham area of north-eastern British Columbia. Our gross production from this area in 2007 averaged 6.0 mmcf/day of natural gas. Production from the property is from one Halfway and seven Baldonnel pools. We also hold an interest in two 1,500 horsepower compressor stations and the non-operated Cypress gas plant. Plant capacity is 45 mmcf/day and the plant is currently operating at 75% capacity. We hold a 33.2% interest in the gas treating unit, 28.2% interest in the amine unit and 28% interest in the sulphur unit.

Grizzly Valley and Bullmoose Area

We hold a 33-50% working interest in four wells in this new exploration area. We and one of our partners in the area have agreed to preliminary terms with a custom processor to construct a gathering system into the Grizzly Valley to transport production into Alberta for processing. The gathering system is expected to be completed by early 2010. Our total capacity in the system will be 30 mmcf/day. We are flowing natural gas production from the area in 2007 though interruptible capacity in the Duke system and averaged 3.9 mmcf/day of natural gas production from this area.

East Central Alberta

Red Deer and Hussar Districts

The core of the Red Deer and Hussar districts is between Calgary, Drumheller and Sylvan Lake. We operate 21 facilities with gas gathering systems in these districts. Our gross production from this area averaged 75.3 mmcf/day of natural gas and 2.1 mmbbls/day of crude oil and NGL in 2007. We intend to continue to develop the natural gas potential of these districts with infill, step out and exploratory wells to optimize gas recovery and develop new pools in order to operate the facilities at capacity. We are involved in coal bed methane development in this area, which had 510 wells drilled by year end 2007 and extensive facilities built. There were 460 wells tied-in by year-end that were producing a total of 56 mmcf/day (27 mmcf/day gross share) of natural gas. Our plans for 2008 include drilling 100 wells and we expect to reach gross production of 30 mmcf/day of natural gas.

Provost District

The centre of the Provost district is approximately 240 kilometres south-east of Edmonton. It is predominantly a medium crude oil area that averaged gross production of 14.1 mbbls/day of crude oil and 24.6 mmcf/day of natural gas in 2007. We intend to increase oil well drilling in many existing pools, focus on managing operating costs and improve oil recovery, as well as increase investment on natural gas exploration and development. There is significant competition in the area for land as well as infrastructure. We have a large land position and maintain close to a 100% working interest in most of our facilities. In 2008, we intend to continue to develop several of our 2005 to 2007 natural gas and oil discoveries.

Athabasca District

The Athabasca district extends approximately 175 kilometres north of Edmonton, and from the Alberta-Saskatchewan border in the east, to the Alberta foothills in the west. The area target is predominantly shallow gas, ranging from 450-900 metres in the multi-zone Palaeozoic Mannville formation. The main producing areas are Athabasca, Craigend and Cold Lake. We operate 32 facilities with a pipeline system and an average working interest of 90% in the producing wells. We intend to continue developing this area with infill, step out and exploratory wells to optimize recovery and develop new pools in order to keep the facilities operating at capacity. In 2007 and into 2008, we are increasing our focus on exploration for higher netback oil opportunities. Our gross production from this area averaged 47.0 mmcf/day of natural gas and 490 bbls/day of crude oil in 2007.

Southern Alberta and Southern Saskatchewan

Southern Saskatchewan District

Husky is a prominent operator in southern Saskatchewan primarily producing medium gravity crude oil, with some natural gas and light crude oil. Our gross production from properties in this district averaged 21.7 mbbls/day of crude oil and 61.5 mmcf/day of natural gas during 2007.

We operate 32 oil batteries and 8 gas facilities in the southern Saskatchewan district. The oil pools in this area are exploited using pressure maintenance and waterflood recovery operations.

At the Shackleton/Lacadena Milk River shallow gas project, 93 wells were drilled and tied in 2007. The project was producing at a rate of 40.0 mmcf/day of natural gas at December 31, 2007 from a total of 540 wells. In 2008, we plan to drill between 120 and 140 additional step out and infill wells.

Southern Alberta District

Taber and Brooks are our two major centres in southern Alberta. We operate 27 oil facilities and 3 natural gas facilities with an average working interest of 95%. Oil production is mainly medium gravity crude with the majority of reserves being supported by waterfloods or active aquifers. Natural gas production is from a mixture of deep and shallow formations. At Warner, near Taber, we operate a recently implemented alkaline-polymer flood to increase recovery from the Cretaceous Mannville reservoir and we implemented an additional alkaline surfactant polymer flood at Crowsnest. Our gross production from this district averaged 8.0 mbbls/day of crude oil and 22.5 mmcf/day of natural gas during 2007.

MAJOR PROPERTIES

Summit Creek
YUKON TERRITORY
NORTHWEST TERRITORIES
NUNAVUT
MANITOBA
BRITISH COLUMBIA
ALBERTA
SASKATCHEWAN
Bistcho
Ekwan/ Sierra
FORT NELSON
Bivouac
Rainbow Lake
HIGH LEVEL
Boyer
Sikanni
Boundary Lake
Graham
FORT ST. JOHN
CHETWYND
DAWSON CREEK
Foothills
Cadotte
FORT McMURRAY
Saleski
Muskwa
McMullen
Charpeta
Marten Hills
Valhalla
GRANDE PRAIRIE
Grizzly Valley/ Bullmoose
Wapiti
Kakwa
Kaybob
DEEP BASIN
Lynx
Grande Cache
COLD LAKE
Edson
EDMONTON
LLOYDMINSTER
NORTH BATTLEFORD
Brown Creek
Blackstone
Stolberg
Ram River
RED DEER
Provost
PROVOST
SASKATOON
Caroline
Rincinus
Benjamin
DRUMHELLER
Hussar
CALGARY
Queenstown
Jenner
Brooks
Suffield
MEDICINE HAT
Lacadena
Shackleton
Fosterton
Cantaur
SWIFT CURRENT
MOOSE JAW
REGINA
MELVILLE
ST. LAZARE
Gull Lake
Crowsnest
LETHBRIDGE
Taber
WEYBURN
ESTEVAN
Carnduff

Oil Sands

Athabasca, Cold Lake and Peace River

Husky currently holds interests in 553,770 acres in the bitumen prone areas of Athabasca, Cold Lake and Peace River.

     Tucker

At Tucker, an in-situ SAGD oil sands project located 30 kilometres northwest of Cold Lake, Alberta, Husky completed commissioning and achieved production from the first 32 well pairs. Initial production has been slower than anticipated largely due to the position of some wells relative to the water saturation zone of the reservoir. While optimization strategies are continuing on existing well pads, the drilling of eight new well pairs on Pad C is complete and a new D pad with well pairs placed in an optimized position in the reservoir has been planned. Production at the end of 2007 was 2,700 bbls/day.

     Sunrise

Agreement was reached with BP Corporation North America Inc. (“BP”) to create an integrated North American oil sands business consisting of upstream and downstream assets based on Husky’s Sunrise holdings and BP’s Toledo, Ohio, USA refinery. The business consists of a 50/50 partnership to develop the Sunrise oil sands project contributed and operated by Husky and a 50/50 limited liability company for the Toledo refinery contributed and operated by BP.

During 2007, the front-end engineering design (“FEED”) was completed for the Sunrise in-situ SAGD oil sands project, located in the Athabasca region of northern Alberta. Site preparation, including clearing of development areas at the central plant site was started. Detailed engineering is expected to begin during the second quarter of 2008.

The Sunrise Project was approved by the Energy Resources Conservation Board (“ERCB”) in December of 2005. An amendment application was submitted in March of 2007, which outlines changes and optimizations resulting from ongoing depletion planning and front-end engineering design. Amendment approvals are expected from both the ERCB and Alberta Environment by the end of the second quarter of 2008. The project will proceed in phases with the first phase of 60 mbbls/day scheduled for first oil in 2012. Collaboration with various industry participants on regional infrastructure issues, including an access road and aerodrome, is underway.

     Saleski/Caribou

At Saleski, we acquired oil sands leases totalling 2,560 acres in 2007. We now hold 241,760 acres in this area, which is located approximately 120 kilometres west of Fort McMurray, Alberta. In December 2006 we submitted an application to the AEUB and Alberta Environment applications for the first phase of an in-situ project for Caribou. We have responded to additional information requests and expect the regulatory approval in early 2008. A FEED study was completed during 2007.

At Caribou we completed the selection of 10 stratigraphic test wells and one water source well locations, which will be drilled during the remainder of the 2007/2008 winter drilling season. At Saleski we completed selection of 13 stratigraphic test well locations, which will also be drilled during the remainder of the 2007/2008 drilling season. In addition, development planning continued in respect of water source and disposal wells and the appropriate bitumen recovery technique for Saleski.

     Oil Sands Leases

	Oil Sands	Gross	Net	Husky
General Location Name	Area	Acres	Acres	Operator

South Athabasca — overriding royalty	Athabasca	35,601	—	No
South Athabasca	Athabasca	22,672	11,656	Yes
Sunrise — In situ(1)	Athabasca	64,034	64,034	Yes
South Sunrise	Athabasca	40,320	40,320	Yes
Misthae (Drowned, Martin Hills W. & Spur)	Athabasca	28,160	28,160	Yes
Saleski	Athabasca	241,760	241,760	Yes
Hoole — overriding royalty	Athabasca	47,040	—	No
Beaverdam	Cold Lake	11,520	11,520	Yes
Caribou(2)	Cold Lake	35,840	35,840	Yes
Lobstick	Cold Lake	37,120	37,120	Yes
Tucker	Cold Lake	10,080	10,080	Yes
Panny (Senex & Welstead)	Peace River	50,560	50,560	Yes
Peace River (Cadotte Lake)	Peace River	11,840	11,840	Yes
Sawn Lake (Loon)	Peace River	17,280	17,280	Yes

		653,827	560,170

Notes:

(1)	Included in the gross and net amounts are an additional 6,400 acres of petroleum and natural gas rights held as protection acreage for gas over bitumen issues. In 2003, the Alberta regulatory authority issued General Bulletin GB 2003-28 that required natural gas wells within certain bitumen prone areas to be shut-in. The production of natural gas where natural gas reservoirs were believed to be in pressure contact with bitumen reserves was deemed to present an unacceptable risk to future in-situ bitumen production. Sunrise was formerly named Kearl.

(2)	Husky also has the exclusive right to acquire an additional 65,280 acres in the Caribou area.

W6M
W5M
W4M
ALBERTA
HIGH LEVEL
ATHABASCA
PEACE RIVER
SAWN LAKE
SUNRISE
FORT McMURRAY
SALESKI
HOOLE
SOUTH
ATHABASCA
MISTAHAE
GRANDE PRAIRIE
CARIBOU
LAKE
TUCKER
LAKE
COLD LAKE
BEAVERDAM
COLD
LAKE
EDMONTON
LLOYDMINSTER
RED DEER
PROVOST
Oil Sand Areas
Oil Sand Deposits
DRUMHELLER
CALGARY
ALBERTA OIL SANDS
MEDICINE HAT
LETHBRIDGE
0
150
300
Kilometers
W5M
W4M

Northwest Territories

In the Northwest Territories we have a focused land position in the Central Mackenzie Valley consisting of four exploration licences (“EL”), EL 397, EL 423, EL 441 and EL 443. In addition, we have interests in several freehold blocks. During 2006, we announced the natural gas discovery of the Stewart D-57 on the Tulita District Land Corporation Freehold Block (“TDL”) M-38 located within EL 397. Open hole testing from two intervals resulted in natural gas flows with a combined rate of 5 mmcf/day. In 2006 we drilled an appraisal well at Summit Creek on EL 397. The Summit Creek K-44 is located 1.4 kilometres north of the Summit Creek B-44 discovery well on EL 397. Preparation for the 2008 drilling program is currently underway. Two exploration wells are planned for the first half of 2008 on EL 423, which is located approximately 60 kilometres southeast of the Stewart Creek D-57 and the Summit Creek B-44 discovery wells. We hold a 75% working interest in this play.

Offshore East Coast — Canada

Husky’s offshore East Coast exploration and development program is focused in the Jeanne d’Arc Basin on the Grand Banks offshore the coast of Newfoundland and Labrador, which contains the Hibernia, Terra Nova and White Rose oil fields. We hold ownership interests in the Terra Nova and White Rose oil fields as well as in a number of smaller undeveloped fields in the central part of the basin and also hold significant exploration acreage including five Significant Discovery Licences (“SDL”) on the Labrador shelf.

White Rose Oil Field

The White Rose oil field, which we operate, is located 354 kilometres off the coast of Newfoundland and Labrador approximately 48 kilometres east of the Hibernia oil field on the eastern section of the Jeanne d’Arc Basin. Husky’s interest in the existing White Rose oil field development is 72.5%.

In November 2005, first oil was achieved at White Rose. White Rose was the third oil field developed offshore Newfoundland and Labrador. During 2007, development drilling included one production well, one water injector and one gas injector. Following successful performance testing, we received approval to operate the SeaRose FPSO at a daily maximum of 140,000 bbls/day (101,500 bbls/day Husky interest), or 50 million barrels per year (36.25 mmbbls/year Husky interest). We transport White Rose crude oil to market with three chartered shuttle tankers.

During 2007, Husky successfully completed discussions with the Government of Newfoundland and Labrador on a framework agreement on fiscal terms for the White Rose satellite oil fields. Under the terms of the agreement, the province’s energy corporation will purchase a 5% equity stake in the White Rose expansion lands, which include identified pools at North Amethyst, South White Rose Extension and West White Rose. We intend to develop the expansion lands through a series of subsea tiebacks to the SeaRose FPSO. We will remain the project operator, and will retain a 68.875% working interest. The existing partnership and fiscal terms for the White Rose core field are unchanged. The fiscal terms for the satellite tiebacks also provide for a 6.5% price sensitive royalty to be paid after Tier 1 payout has been achieved and when West Texas Intermediate is above U.S. $50/bbl.

During September 2007, government and regulatory approval was received for the South White Rose Extension and in November 2007 we were awarded two new production licences covering the North Amethyst and South White Rose Extension portions of the field. Government and regulatory decisions on the development application for the North Amethyst subsea tieback are anticipated in early 2008. We also expect to file a development application for the West White Rose satellite tieback during 2008. A project team based in St. John’s, Newfoundland and Labrador continues to advance detailed engineering and design work for the satellite fields. Subject to appropriate government, regulatory and corporate approvals, we plan to commence development drilling at North Amethyst in the summer of 2008 with a first oil target date of late 2009.

During 2007, two delineation wells were drilled in the western and northern portions of the North Amethyst field. The results of the C-30 well and sidetrack, and the K-03 well are currently being evaluated.

We have and will continue to consider technical options for the development of natural gas in the Jeanne d’Arc Basin. We intend to proceed with technical screening of a short list of proposed solutions and review of high level cost estimates. In parallel and pending rig availability, delineation drilling will improve estimates of the resource base prior to the development phase.

Terra Nova Oil Field

The Terra Nova oil field is located approximately 350 kilometres south-east of St. John’s, Newfoundland and Labrador in 91 to 100 metres of water. The Terra Nova oil field is divided into three distinct areas, known as the Graben, the East Flank and the Far East. Our current pooled interest in the Terra Nova field is 12.51%. This interest is subject to change, subsequent to a re-determination scheduled to occur on January 31, 2009. Production at Terra Nova commenced in January 2002. Husky’s gross share of production in 2007 from the Terra Nova field was 5.3 mmbbls or an average of 14.5 mbbls/day.

As at December 31, 2007, there were 14 development wells drilled in the Graben area, eight production wells, three water injection wells and three gas injection wells. In the East Flank area there were eleven development wells including six production wells and five water injection wells. There is one extended reach producer and an extended reach water injection well in the Far East Central area. Terra Nova completed the latest phase of the development drilling program in August 2007. Drilling operations are expected to resume in the 2010 to 2011 time period.

The Far East South I-66 delineation well completed drilling in February 2007. On January 31, 2008, the Canada-Newfoundland-Labrador-Offshore-Petroleum-Board (“CNLOPB”) issued its decision confirming the satisfaction of certain conditions approval for the Amended Development Plan relating to the well requirements and resource assessment. Pursuant to an agreement amongst the Terra Nova owners, re-determination will occur on the first anniversary of the satisfaction of the preceding conditions being January 31, 2009.

East Coast Exploration

We believe that the areas offshore the Canadian East Coast have exploration potential, and that our position there will provide growth opportunities for light crude oil and natural gas in the medium to long-term. We presently hold working interests ranging from 5.33% to 73.125% in 16 SDL areas in the Jeanne d’Arc Basin. We also hold interests ranging from 17.1% to 42.0% in six SDL areas on the Labrador Shelf, a region that could be significant, in the long-term, for natural gas reserves.

As of December 31, 2007, Husky held a working interest in 12 ELs in the Jeanne d’Arc Basin. Three of these licences (ELs 1067, 1045 & 1044) expired on January 15, 2008. Of the remaining nine ELs, we are the operator of seven and hold a 100% working interest in six and a 50% working interest in the remaining three.

In 2008, we will participate in our largest offshore seismic acquisition program to date, including the White Rose area and portions of ELs 1090 and 1091. Husky continues to evaluate drilling opportunities in the context of its full portfolio of East Coast land holdings.

On the Labrador Shelf, we are the operator of the Hekja natural gas discovery in which we hold a 42% interest. There are no active exploration licenses on the Labrador Shelf, however, the CNLOPB has announced that four blocks have been nominated for an August, 2008 land sale. In preparation for the sale the CNLOPB is conducting a regional environmental impact assessment for the Labrador Shelf area. We have an extensive grid of 2-D seismic over of the Labrador Shelf and are currently evaluating the hydrocarbon potential of the region.

East Coast

Central and Northern Jeanne d'Arc Basin

BONANZA
DOMINION
BEAUMONT
CENTRAL
RIDGE
COMPLEX
Jeanne
d'Arc
Basin
S.TEMPEST
N.DANA
EL 1090
EL 1091
GLENWOOD
TRAVE
GOLCONDA
NAUTILUS
HIBERNIA
WHITE ROSE
GRAND BANK
S.MARA
MARA
N. AMETHYST
TREPASSEY
BEN NEVIS
HEBRON
FORTUNE
GROS MORNE
EL 1094
HEBRON
BONNE BAY
TERRA NOVA
SPRINGDALE
KING'S COVE
Kilometres
0
10
20
30
NEWFOUNDLAND
JEANNE d'ARC BASIN
WHITE ROSE
HIBERNIA
TERRA NOVA
GRAND BANKS
LAURENTIAN BASIN
SOUTH WHALE BASIN
CARSON-BONNITION BASIN
47.20
47.00
46.40
46.20
48.30
48.00
47.30
LEGEND
Husky Interest
Oil Discovery
Gas Discovery

International

Our international exploration and development programs are currently located in Southeast Asia and Greenland. In China, we have a 40% interest in one offshore oil producing operation at Wenchang and a 100% interest in six exploration blocks in the South China Sea and one in the East China Sea. In Indonesia, we have a 100% interest in the Madura Strait block production sharing contract (“PSC”) and a 100% interest in the Bawean II exploration block.

South China Sea

Wenchang

The Wenchang oil field is located in the western Pearl River Mouth Basin, approximately 400 kilometres south of Hong Kong and 100 kilometres east of Hainan Island. We hold a 40% working interest in the oil fields, which commenced production in July 2002. The Wenchang 13-1 and 13-2 oil fields are producing from 29 wells in 100 metres of water into a floating production, storage and offloading vessel stationed between fixed platforms located in the fields. The blended crude oil from the two fields averages approximately 35° API, similar to the benchmark Minas blend. At December 31, 2007, our gross proved reserves at Wenchang were 10.9 mmbbls of crude oil and NGL. Our gross production averaged 12.7 mbbls/day during 2007.

Block 39/05

We executed a Production Sharing Contract (“PSC”) with China National Offshore Oil Corporation (“CNOOC”) for the 39/05 exploration block surrounding the Wenchang fields on October 1, 2001. CNOOC has the right to participate in development of any discoveries up to a 51% working interest. In January 2003, the Qionghai 18-1-3 exploration type stratigraphic well on the block was plugged and abandoned without testing and in February 2003, the Wenchang 8-1-1 exploration type stratigraphic well was plugged and abandoned without testing. We relinquished 25% of Block 39/05 in 2004 and an additional 25% in 2006. Husky has commenced Phase III, the final exploration phase of the PSC. In accordance with the contract we have committed to drilling a third exploration well expected to be commenced before the end of 2008. We currently hold 784,954 acres (2,973.6 sq. kms) in Block 39/05.

Block 23/15

We executed a PSC with CNOOC for the 23/15 exploration block on December 1, 2002. The contract area is located in the South China Sea north of Hainan Island, within 80 kilometres of the Weizhan oil fields. The work program required a single exploration well on the block within three years. CNOOC has the right to participate in development of any discoveries up to a 51% working interest. In 2003, we completed a 247,105 acres (1,000 sq. kms) 3-D seismic survey shot over a portion of the block. Husky fulfilled its Phase I commitments on block 23/15 with the drilling of Wushi 17-1-1 in 2005, which encountered non-commercial oil. We have decided to proceed with Phase II of the PSC. We relinquished 25% of the 23/15 block prior to the 2005 Phase I expiry and have committed to drilling a second exploration well before the Phase II expiry on May 31, 2008. We currently hold 243,893 acres (987 sq. kms) in the 23/15 block.

Block 29/26

We executed a PSC with CNOOC for the 29/26 exploration block on October 1, 2004. The block is located in the South China Sea approximately 300 kilometres south east of Hong Kong and 65 kilometres south east of the Panyu gas discovery. The block covers an area of approximately 734,777 acres (2,973.6 sq. kms), after the 25% relinquishment at the end of Phase I in 2007. CNOOC has the right to participate in the development of any discoveries up to a 51% working interest. We completed a drilling program in 2006, with the drilling of the Liwan 3-1-1 natural gas discovery. The well location was chosen based on 2-D seismic data and drilled to a total depth of 3,843 metres on a large structure with 14,826 acres of closure and encountered 56 metres of net natural gas pay on logs over four zones. This well was drilled in water 1,500 metres deep. In August 2006, we shot a 98,842 acre (400 sq. kms) seismic survey over Liwan 3-1-1 and the adjacent structures. In January 2007, we signed a 3 year contract with Seadrill Offshore AS for the deep water semi-submersible drilling rig, West Hercules. The West Hercules is currently under construction in South Korea and is scheduled for delivery in 2008. In preparation for the West Hercules, delineation drilling and further exploration drilling, we signed a contract with China Offshore Seismic Limited for the acquisition of 646,180 acres (2,615 sq. kms) of 3-D seismic data in 2007. At year end 49,420 acres (200 sq. kms) remained to complete the program and this will be acquired in the second quarter of 2008. Following the delivery of the West Hercules rig in 2008, a four well delineation drilling program will commence. We also plan to conduct further exploration drilling on the block. In order to further accelerate the Liwan 3-1 development, a number of preliminary engineering studies were completed in late 2007 with the aim of conceptualizing facilities options to cover a range of potential production scenarios. These engineering studies included field development options, topsides facilities and preliminary pipeline routing. We also completed a desktop metocean study and awarded a contract for the field acquisition of new proprietary metocean data, which is anticipated to commence in early 2008 and take approximately two years.

Block 29/06

We executed a PSC with CNOOC for the 29/06 exploration block on October 1, 2006. The block is located in the South China Sea immediately east and adjacent to block 29/26. The block is more than twice the size of Block 29/26, covering an area of approximately 2,289,382 acres (9,265 sq. kms). CNOOC has the right to participate in development of any discoveries up to a 51% working interest. In the first exploration phase, we have committed to acquiring 179,148 acres (725 sq. kms) of 3-D seismic in the second quarter of 2008 and drilling two exploration wells within three years. Block 29/06 seismic will be integrated with the seismic acquisition on Block 29/26, making the total area of 3-D seismic approximately 825,314 acres (3,340 sq. kms).

Block 35/18 and 50/14

We executed two PSCs with CNOOC for the 35/18 and 50/14 exploration blocks on October 1, 2006. Both contract areas are located in shallow water in the South China Sea immediately west of Hainan Island adjacent to the Dong Fang and Ledong gas fields. The 35/18 block is approximately 1,104,312 acres (4,469 sq. kms) and the Block 50/14 is 775,168 acres (3,137 sq. kms). The work program requires us to drill a single exploration well on each block within three years. In addition, we committed to acquiring 123,550 acres (500 sq. kms) of 3-D seismic on Block 35/18 in the first three years. We expect to commence the seismic program in the first quarter of 2008. CNOOC has the right to participate in development of any discoveries up to a 51% working interest.

East China Sea

Block 04/35

We executed a PSC with CNOOC for the 04/35 exploration block on December 1, 2003. The block is located in the East China Sea approximately 350 kilometres east of the city of Shanghai and covers an area of approximately 979,771 acres (3,965 sq. kms). The PSC requires the drilling of a single exploration well in the first exploration phase to a depth of 2,500 metres within three years and a minimum work commitment of U.S. $3 million. Technical evaluations of the hydrocarbon potential are complete and we expect to fulfill our Phase I drilling subject to drilling rig logistics. CNOOC has the right to participate in development of any discoveries up to a 51% working interest.

East Bawean II, Indonesia

We have executed a PSC with the Government of Indonesia for the East Bawean II block. The 1,051,433 acres (4,255 sq. kms) are located in the North East Java Basin approximately 200 kilometres north of the Madura Strait PSC where we are in the early development phase of the BD gas field. The acquisition of this block increases our total area in Indonesia to 1,742,093 acres (7,050 sq. kms). The PSC requires the acquisition of 3-D seismic with a commitment of U.S. $7 million, and the drilling of two exploration wells with a commitment of U.S. $16 million, within the first three years of the contract. The acquisition of the 348,270-acre (1,410 sq. kms) 3-D program was completed in December, 2007 and final processing is expected in May, 2008. Two exploration wells are planned for 2009.

Madura Strait, Indonesia

We have a 100% interest in approximately 690,412 acres (2,794 sq. kms) of the Madura Strait block, located offshore East Java south of Madura Island, Indonesia. There are two discovered natural gas fields on the block. The larger of these is the Madura BD field, which was granted commercial status and had a plan of development approved by the Indonesian state oil company in 1995. The field was to supply natural gas to a new proposed independent power plant. However, construction of the power plant did not proceed due to economic issues that occurred in Indonesia at that time and as a result the BD development was deferred. Current market conditions are favourable for the BD development and have allowed us to proceed with plans to supply gas to meet the demand of the East Java region. We now have gas sales contracts signed with three gas buyers, submitted an updated development plan and have been involved in negotiations with the Government of Indonesia to obtain an extension to the PSC. We expect to conclude these arrangements in 2008 and commence the front-end engineering design for the BD field development. Production is expected to come on stream approximately three to four years after all agreements have been approved by the Government of Indonesia.

Greenland

During 2007, we were awarded three exploration blocks 120 kilometres offshore the west coast of Disko Island, Greenland. Block 5 is 2,505,154 acres (10,138 sq. kms) and requires a work program of U.S. $10.6 million. Block 7 is 2,700,615 acres (10,929 sq. kms) and requires a work program of U.S. $28 million. The work program includes the acquisition of 7,000 kilometres of 2-D seismic and 1,000 sq. kilometres of 3-D seismic. Both blocks are located in 500 metres of water. We are the operator and hold an interest of 87.5% in both blocks. The non-operated Block 6 is 3,265,000 acres (13,213 sq. kms) and we hold a 43.75% interest in this block. During 2007, we began an aerogravity and magnetic survey that will be resumed in the first half of 2008.

Shatirah, Libya

We have a non-operated interest in a small crude oil production operation in the Shatirah field, onshore Libya.

Distribution of Oil and Gas Production

Crude Oil and NGLs

Husky provides heavy crude oil feedstock to its upgrader and its asphalt refinery, which are located at Lloydminster Alberta/Saskatchewan. The combined dry crude feedstock requirements of the upgrader and asphalt refinery are equal to approximately 75% of our heavy crude oil production from the Lloydminster area. We also market heavy crude oil production directly to refiners located in the mid-west and eastern United States and Canada. We market our light and synthetic crude oil production to third party refiners in Canada, the United States and Asia. Natural gas liquids are sold to local petrochemical end users, retail and wholesale distributors and to refiners in North America.

We market third party volumes of light crude oil, heavy crude oil and NGLs in addition to our own production.

Natural Gas

The following table shows the distribution of our gross average daily natural gas production for the years indicated:

	Years ended December 31,
	2007	2006	2005
	(mmcf/day)

Sales to end users
United States	338	335	357
Canada	208	231	212

	546	566	569

Sales to aggregators	21	26	31
Internal use(1)	56	80	80

	623	672	680

Note:

(1)	Husky consumes natural gas for fuel at several of its facilities.

We also market third party natural gas production in addition to our own production.

Delivery Commitments

The following table shows the future commitments to deliver natural gas from our reserves. Our proved developed reserves of natural gas in Western Canada are more than adequate to meet future delivery commitments.

	Fixed Price		Market Price
	Bcf	$/mmbtu	Bcf

2008	19	4.91	24
2009	19	5.18	8
2010	19	5.46	1
2011	19	5.77	—
2012	19	6.05	—
2013	18	5.85	—
2014	10	3.84	—

MIDSTREAM OPERATIONS

Overview

The midstream operations include:

•	Upgrading — the upgrading of heavy crude oil into synthetic light crude oil;

•	Infrastructure — pipeline transportation and processing of heavy crude oil, storage of crude oil, diluent, and natural gas, extraction of NGL from natural gas, cogeneration of electrical and thermal energy; and

•	Commodity Marketing — the purchase and marketing of Husky’s and other producers’ crude oil, natural gas, NGLs, sulphur, petroleum coke and electrical power.

Upgrading Operations

Husky owns and operates the Husky Lloydminster Upgrader (“Upgrader”), which is a heavy oil upgrading facility located in Lloydminster, Saskatchewan.

The Upgrader is designed to process blended heavy crude oil feedstock into high quality, low sulphur synthetic crude oil. Synthetic crude oil is used as refinery feedstock for the production of premium transportation fuels in Canada and the United States. In addition, the Upgrader recovers the diluent, which is blended with the heavy crude oil prior to pipeline transportation to reduce viscosity and facilitate its movement, and returns it to the field to be reused.

Prior to the Upgrader, the market for heavy crude oil was either as feedstock for asphalt production or it was sold as blended heavy crude oil for feedstock for specific refineries designed to process or upgrade heavier crude. The Upgrader was commissioned in 1992 with an original design capacity of 46 mbbls/day of synthetic crude oil. Actual production is considerably higher than the original design rate capacity as a result of throughput modifications and improved reliability. In 2007, the Upgrader commenced production of off-road diesel for locomotive and other uses. The Upgrader’s current rated production capacity is 82 mbbls/day of synthetic crude oil, diluent and off-road diesel. Production at the Upgrader averaged 51.7 mbbls/day of synthetic crude oil and 9.4 mbbls/day of diluent in 2007. In addition to synthetic crude oil and recovered diluent, the Upgrader also produced, as by-products of its upgrading operations, approximately 279 lt/day of sulphur and 726 lt/day of petroleum coke during 2007. These products are sold in local and international markets. During 2007 the Upgrader underwent an extended turnaround, which lasted 49 days during May and June. In addition, during the third quarter of 2007, the debottleneck project was completed and resulted in increased throughput capacity from 77 mbbls/day to 82 mbbls/day of feedstock.

Infrastructure

Husky has been involved in the gathering, transporting and storage of heavy crude oil in the Lloydminster area since the early 1960s. Our crude oil pipeline systems include approximately 2,000 kilometres of pipeline and are capable of transporting in excess of 575 mbbls/day of blended heavy crude oil, diluent and synthetic crude oil. The pipeline systems transport blended heavy crude oil to Lloydminster, accessing markets through the Upgrader and our asphalt refinery in Lloydminster. Blended heavy crude oil from the field and synthetic crude oil from the upgrading operations are moved south to Hardisty, Alberta to a connection with the Enbridge Pipeline, the Kinder Morgan Express Pipeline and the Inter Pipeline Fund systems. The crude oil is transported to eastern and southern markets on these pipelines. Our crude oil pipeline systems also have feeder pipeline interconnections with the Cold Lake, the Echo Pipeline, the Gibsons Terminal, the Enbridge Athabasca Pipeline and the Talisman Chauvin Pipeline.

The following table shows the average daily pipeline throughput for the periods indicated:

	Years ended December 31,
	2007	2006	2005
	(mbbls/day)

Combined pipeline throughput	501	475	474

In recent years Husky has expanded and expects to further expand its heavy crude pipeline systems to capitalize on anticipated increases in heavy oil production from the Lloydminster and Cold Lake areas.

We consider the expansion and optimization of our pipeline systems in the Lloydminster area to be necessary to further our own development objectives in the area. As a result of recent expansion of the mainline pipeline systems in the area, competition for throughput volumes has increased.

We operate 16 heavy crude oil processing facilities located throughout the Lloydminster area. These facilities process Husky’s and other producers’ raw heavy crude oil from the field by removing sand, water and other impurities to produce clean dry heavy crude oil. The heavy crude oil is then blended with a diluent to lower both viscosity and density in order to meet pipeline specifications for transportation.

HEAVY OIL PIPELINE SYSTEMS

Cogeneration

We have a 50% interest in a 215 MW natural gas fired cogeneration facility at the site of the Lloydminster Upgrader. This cogeneration plant was commissioned in December 1999. Electricity produced at the facility is being sold to Saskatchewan Power Corporation under a 25 year power purchase agreement effective in 1999. Thermal energy (steam) is sold to the Upgrader.

We also have a 50% interest in a 90 MW natural gas fired cogeneration facility adjacent to Husky’s Rainbow Lake processing plant. The cogeneration plant produces electricity for the Alberta Power Pool and thermal energy (steam) for the Rainbow Lake processing plant. It provides power directly to the Alberta Power Pool under an agreement with the Alberta Transmission Administrator to provide additional electricity generating capacity and system stability for north-western Alberta. The power plant has the capability of being expanded to approximately 110 MW in total. We are the operator of the facility.

Natural Gas Storage Facilities

We have been operating a natural gas storage facility at Hussar, Alberta since April 2000. The facility has a working storage capacity of 17 bcf of natural gas. We also operate and have a 50% interest in a 6 bcf natural gas storage facility at East Cantaur near Swift Creek, Saskatchewan. We are continuing to evaluate additional storage opportunities within Western Canada.

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

In July 2007, we acquired the Lima, Ohio refinery. The refinery has a crude charge capability of up to 160 mbbls/day. The crude oil feedstock for the Lima refinery is made up of U.S. domestic light and medium crude oil and foreign offshore light and medium crude oil primarily from West Africa.

We market natural gas sourced from our own production and third party production. We are currently committed to gas sales contracts with third parties, which in aggregate do not exceed amounts forecast to be deliverable from our reserves. Our contracts are with customers located in eastern Canada/north-eastern United States (31%), mid-west United States (29%), Western Canada (38%) and Northwest United States (2%). The natural gas volumes sales contracted are primarily at market prices (92%). At December 31, 2007, our natural gas sales contracts totalled 158 bcf over eight years. The natural gas is deliverable at the rate of 27% of the total 158 bcf in 2008, 17% in 2009, 12% in 2010, 11% from 2011 to 2014. Husky has acquired rights to firm pipeline capacity to transport the natural gas to most of these markets. We manage and trade natural gas in conjunction with our owned and operated natural gas storage facilities. We also contract additional natural gas storage under long-term arrangements. At December 31, 2007, we managed natural gas storage capacity of 37 bcf.

We have developed our commodity marketing operations to include the acquisition of third party volumes in order to increase volumes and enhance the value of our midstream assets. We plan to expand our marketing operations by continuing to increase marketing activities. We believe that this increase will generate synergies with the marketing of our own production volumes and the optimization of our assets. At December 31, 2007, we estimate commitments of approximately $1.4 billion in natural gas purchases, 95% of which is to be purchased in 2008. At December 31, 2007, we did not have any long-term commitments to purchase crude oil. Our purchases of crude oil primarily involve 30 day evergreen arrangements.

DOWNSTREAM OPERATIONS

Canada

Overview

Our Canadian refined products operations include refining of light crude oil, manufacturing of fuel and industrial grade ethanol, manufacturing of asphalt products from heavy crude oil, acquisition by purchase and exchange of refined petroleum products. Our retail network provides a platform for substantial non-fuel related convenience product businesses.

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

Branded Petroleum Product Outlets and Commercial Distribution

Distribution

As of December 31, 2007, there were 505 independently operated Husky and Mohawk branded petroleum product outlets. These petroleum product outlets include service stations, travel centres and bulk distribution facilities located from the Ontario/Quebec border to the West Coast. The travel centre network is strategically located on major highways and serves the retail market and commercial transporters 24 hours per day, 365 days a year with quality products and full service Husky House restaurants. At most locations, the travel centre network also features the proprietary “Route Commander” cardlock system that enables commercial users to purchase products using a card system that will electronically process transactions and provide detailed billing, sales tax and other information. A variety of full and self serve retail locations under the Mohawk and Husky brand names serve urban and rural markets, while Husky and Mohawk bulk distributors offer direct sales to commercial and farm markets in Western Canada.

Our strategy in respect of our petroleum product outlets includes continuing to increase profits and sales through the strategic location of new outlets, the enhancement of ancillary non-fuel income streams, the modernization, automation and upgrading of existing petroleum product outlets, expanding customer loyalty programs and the sale of non-core locations. We also plan to enter into strategic alliances with third parties to sell various consumer products at Husky and Mohawk branded petroleum outlets in order to generate revenue and increase demand for other products and services provided at those outlets. We are pursuing acquisitions and joint venture opportunities to further enhance our existing distribution network.

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

The following table shows the number of Husky and Mohawk branded petroleum outlets by class of trade and by province as of December 31, 2007:

	British
	Columbia &					2007	2006
	Yukon	Alberta	Sask.	Manitoba	Ontario	Total	Total
Retail Owned Outlets
Travel Centres	10	8	4	2	12	36	36
Full Serve	10	12	3	2	1	28	28
Full/Self Serve	16	23	5	11	4	59	57
Self Serve	18	19	1	1	2	41	40
Bulk Distributor	1	9	3	1	1	15	15
Other Service Facilities Distributor	3	8	0	1	1	13	13

	58	79	16	18	21	192	189

Leased
Travel Centres	1	0	0	0	0	1	1
Full Serve	3	8	5	6	0	22	22
Full/Self Serve	10	20	3	4	0	37	38
Self Serve	35	25	0	1	0	61	60
Bulk Distributor	2	0	0	0	0	2	2
Other Service Facilities Distributor	1	3	0	2	2	8	8

	52	56	8	13	2	131	131

Independent Retailers
Travel Centres	1	2	0	0	4	7	7
Full Serve	21	10	8	10	8	57	55
Full/Self Serve	15	5	4	1	1	26	35
Self Serve	28	44	4	2	0	78	77
Bulk Distributor	2	4	2	0	0	8	6
Other Service Facilities Distributor	1	2	0	0	3	6	5

	68	67	18	13	16	182	185

Total
Travel Centres	12	10	4	2	16	44	44
Full Serve	34	30	16	18	9	107	105
Full/Self Serve	41	48	12	16	5	122	130
Self Serve	81	88	5	4	2	180	177
Bulk Distributor	5	13	5	1	1	25	23
Other Service Facilities Distributor	5	13	0	3	6	27	26

	178	202	42	44	39	505	505

Cardlocks(1)	26	21	4	5	24	80	73
Convenience Stores(1)	161	178	34	39	32	444	445
Restaurants	11	13	4	2	16	46	46

Note:

(1)	All of these are located at branded petroleum outlets.

We also market refined petroleum products directly to various commercial markets, including independent dealers, national rail companies and major industrial and commercial customers in Western Canada and the north-western United States.

The following table shows our average daily sales volumes of light refined petroleum products for the periods indicated:

	Years ended December 31,
	2007	2006	2005
	(mbbls/day)

Gasoline	27.8	27.5	28.3
Diesel fuel	27.4	26.4	26.5
Liquefied petroleum gas	0.9	0.9	0.9

	56.1	54.8	55.7

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

Ethanol Manufacturing

In September 2006, we commissioned an ethanol facility in Lloydminster, Saskatchewan. This plant has an annual capacity of 130 million litres. In December 2007, the Minnedosa, Manitoba ethanol plant was commissioned also with an annual capacity of 130 million litres.

Our ethanol production supports our “Mother Nature’s Fuel” ethanol-blended gasoline marketing program. When added to gasoline, ethanol improves fuel combustion, raises octane levels, prevents fuel line freezing and reduces carbon monoxide emissions, ozone precursors and net emissions of greenhouse gases. Environment Canada has designated ethanol-blended gasoline as an “Environmental Choice” product.

We continue to position our Refined Products business segment as the leader in ethanol blended fuels in Western Canada.

Other Supply Arrangements

In addition to the refined petroleum products supplied by the Prince George refinery, we have rack based pricing purchase agreements for refined products with all major Canadian refiners. During 2007, we purchased approximately 33.6 mbbls/day of refined petroleum products from refiners and acquired approximately 9.1 mbbls/day of refined petroleum products pursuant to exchange agreements with third party refiners. During 2007, we also delivered an average of 13.6 mbbls/day of crude oil to be refined under a processing agreement by another refiner, yielding approximately 12.4 mbbls/day of refined petroleum products.

Asphalt Products

We produce asphalt and residual products at our 28 mbbls/day asphalt refinery at Lloydminster and market these products to customers across Western Canada and the north-western and Midwestern United States.

We have 38% of the market for paving asphalt sold in Western Canada. Our Pounder Emulsions division has a 50% market share in Western Canada for road application emulsion products. Additional non-asphalt based road maintenance products are marketed and distributed through Western Road Management, a division of Husky. We have increased sales to the United States and Eastern Canada, with 41% of production in 2007 exported to the United States and products shipped as far as Texas, Florida and New Brunswick.

We sell in excess of 5 mmbbls of asphalt cements per year. In addition, we produce and sell straight run gasoline, bulk distillates, and residuals. The bulk distillates are hydrogen deficient and are transferred directly to the Upgrader and then treated for blending into the Husky Synthetic Blend stream. The straight run gasoline stream is removed and re-circulated into the heavy oil pipeline network as pipeline diluent. Residuals are a blend of medium and light distillate and gas oil streams, which we sell directly to customers or further process at the Upgrader into off-road diesel.

Our asphalt distribution network consists of four emulsion/asphalt terminals located at Kamloops, British Columbia; Lethbridge, Alberta; Yorkton, Saskatchewan; and Winnipeg, Manitoba and four emulsion plants located at Edmonton, Alberta; Watson Lake, Yukon; Lloydminster and Saskatoon, Saskatchewan. We also use an independently operated terminal at Langley, British Columbia.

All of our asphalt requirements are supplied by our Lloydminster, Alberta asphalt refinery. The refinery had an original design rate throughput capacity of 25 mbbls/day. Debottleneck modifications have allowed us to increase that to 28 mbbls/day. The crude oil feedstock for the Lloydminster refinery is supplied through our pipeline systems from the supply of heavy crude oil in the region, including our heavy crude oil.

The following table shows our average daily sales volumes of products produced at the Lloydminster refinery, for the years indicated:

	Years ended December 31,
	2007	2006	2005
	(mbbls/day)

Asphalt	14.0	14.0	13.8
Residual and other	7.8	9.4	8.7

	21.8	23.4	22.5

Refinery throughput averaged 25.3 mbbls/day of blended heavy crude oil feedstock during 2007.

Due to the seasonal demand for asphalt products most asphalt refineries typically operate at full capacity only during the normal paving season in Canada and the northern United States. We have implemented various plans to increase refinery throughput during the other months of the year, such as producing low sulphur diesel, entering into custom processing arrangements and developing other U.S. and international markets for asphalt products. This allows us to run at or near full capacity year round.

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

In 2008, we will direct our efforts to identifying acquisition, merger, brokering, terminalling, and processing opportunities. In addition, we expect to increase residual sales relative to diluents and bulk distillates to enhance margins, concentrate on sales of higher quality products with larger margins, develop new products and improve existing products.

United States

Refining and Marketing

Acquisition of the Lima Refining Company was closed on July 3, 2007. The Lima refinery has an atmospheric crude distillation capacity of 146 mbbls per calendar day (160 mbbls per stream day). The refinery is located in Ohio between Toledo and Dayton and currently processes primarily light sweet crude oil feedstock sourced from the United States and Africa. The refinery produces gasoline, gasoline blend stocks, diesel, jet fuel, petrochemical feedstocks and other by-products. The feedstock is received via the Mid-Valley and Marathon pipelines and the refined products are transported via the Buckeye and Inland pipeline systems and by rail car to primary markets in Ohio, Illinois, Indiana and southern Michigan.

The acquisition was effective July 1, 2007 and during the six months ended December 31, 2007 crude oil feedstock throughput averaged 135 mbbls/day and other feedstock averaged 9 mbbls/day. Production of gasoline averaged 82 mbbls/day, middle distillates averaged 47 mbbls/day and other fuel and feedstock averaged 16 mbbls/day.

HUMAN RESOURCES

The number of employees in each business segment was as follows:

	December 31,
	2007	2006

Upstream	2,510	2,357
Midstream	389	375
Refined Products	840	480
Corporate	403	358

	4,142	3,570

DIVIDENDS

The following table shows the aggregate amount of the cash dividends declared per common share of the Company and paid in respect of its last three years ended December 31:

	2007	2006	2005

Cash dividends declared per common share	$1.33	$0.75	$0.825

Dividend Policy and Restrictions

The Board of Directors of Husky has established a dividend policy that pays quarterly dividends. The dividend policy was reviewed in April 2005 and increased to $0.07 ($0.28 annually) per common share and again in October 2005 when it was increased to $0.125 ($0.50 annually) per common share. The dividend policy was reviewed in July 2006 and was increased to $0.25 ($1.00 annually) per common share and again in October 2007 when it was increased to $0.33 ($1.32 annually). The Board declared special cash dividends in the amount of $0.50 per common share in July 2003 and $0.27 per common share in November 2004. In October 2005, the Board declared a special dividend of $0.50 per common share. In February 2007, the Board declared a special dividend of $0.25 per common share. Husky’s dividend policy will continue to be reviewed and there can be no assurance that further dividends will be declared.

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

Credit Ratings Summary

	Rating	Last Review	Last Rating Change

Moody’s:
Outlook	Stable	May 4, 2007	—
Senior Unsecured Debt	Baa2	May 4, 2007	April 25, 2001
Capital Securities	Ba1	May 4, 2007	April 25, 2001
Standard and Poor’s:
Outlook	Stable	March 9, 2007	July 27, 2006
Senior Unsecured Debt	BBB+	March 9, 2007	July 27, 2006
Capital Securities	BBB−	March 9, 2007	July 27, 2006
Dominion Bond Rating Service:
Under Review
Trend	Positive	November 28, 2007	—
Senior Unsecured Debt	BBB(high)	November 28, 2007	—
Capital Securities	BBB	November 28, 2007	—

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

The following table discloses the trading price range(1) and volume of Husky’s common shares traded on the Toronto Stock Exchange during Husky’s financial year ended December 31, 2007:

	High	Low	Volume
			(000’s)

January	39.30	35.40	26,844
February	39.25	37.26	27,193
March	40.95	35.83	21,468
April	42.97	40.11	16,038
May	45.44	42.00	21,213
June	46.65	41.92	21,989
July	45.35	40.13	17,313
August	42.80	35.01	23,990
September	42.75	38.16	16,926
October	44.28	40.18	30,095
November	44.35	38.75	26,817
December	44.77	39.03	18,642

Note:

(1)	Share prices adjusted to reflect a two for one share split effective July 9, 2007.

DIRECTORS AND OFFICERS

The following are the names and residences of the officers of Husky as of the date of this Annual Information Form, their positions and offices with Husky and their principal occupations during the past five years. For information in respect of Husky’s directors, reference is made to the information contained in the section entitled “Election of Directors” at pages 5 through 8 inclusive of Husky’s Management Information Circular dated March 10, 2008, which is incorporated by reference in this Annual Information Form.

Officers

Name and Residence	Office or Position	Principal Occupation During Past 5 Years

LAU, JOHN C.S. Calgary, Alberta, Canada	President & Chief Executive Officer and Director	President & Chief Executive Officer of Husky Energy Inc. since August 2000.

INGRAM, DONALD R. Calgary, Alberta, Canada	Senior Vice President, Midstream & Refined Products	Senior Vice President, Midstream and Refined Products of Husky since August 2000.

PEABODY, ROBERT J. Calgary, Alberta, Canada	Chief Operating Officer, Operations & Refining	Chief Operating Officer, Operations and Refining of Husky since January 2006. Prior to joining Husky, Mr. Peabody held the following positions with British Petroleum: Director Innovence Separation & Initial Public Offering Project from 2005 to 2006, President of Global Polymers, Chemicals from 2004 to 2005, Vice President, Polyester and Aromatics Americas from 2002 to 2004 and Vice President, BP Group Strategy & Planning from 1991 to 2001.

GIRGULIS, JAMES D. Calgary, Alberta, Canada	Vice President, Legal & Corporate Secretary	Vice President, Legal & Corporate Secretary of Husky since August 2000.

As at February 29, 2008, the directors and officers of Husky, as a group, owned or controlled or directed, directly or indirectly, 360,699 common shares of Husky representing less than 1% of the issued and outstanding common shares.

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

Corporate Cease Trade Orders or Bankruptcies

None of those persons who are directors or officers of Husky is or has been within the past ten years, a director, chief executive officer or chief financial officer of any company, including Husky (and any personal holding companies), that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or after such persons ceased to be a director, chief executive officer or chief financial officer of the company was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, which resulted from an event that occurred while acting in such capacity.

In addition, none of those persons who are directors or executive officers of Husky is, or has been within the past ten years, a director or executive officer of any company, including Husky, that while such person was acting in that capacity, or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manger or trustee appointed to hold its assets, other than Eva Kwok who was a director of Air Canada in 2003 at the time it became subject to creditor protection under the Companies Creditors Arrangement Act (Canada). In addition, Holger Kluge and Frank Sixt were directors until April 12, 2002, of vLinx Inc., a private Canadian company which was petitioned into bankruptcy on April 15, 2002. vLinx Inc. developed technology and software to facilitate international trade. Mr. Fok acted as a non-executive director of Peregrine Investments Holdings Limited (an investment bank) which was put into compulsory liquidation on March 18, 1998.

Individual Penalties, Sanctions or Bankruptcies

None of the persons who are directors or officers of Husky (or any personal holding companies) have, within the past ten years made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets. None of the persons who are directors or officers of the Company (or any personal holding companies) have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

AUDIT COMMITTEE

The members of Husky’s Audit Committee are R.D. Fullerton (Chair), M.J.G. Glynn and W. Shurniak. Each of the members of the Company’s Audit Committee (the “Committee”) are independent in that each member does not have a direct or indirect material relationship with the Company. Multilateral Instrument 52-110 — Audit Committees provides that a material relationship is a relationship which could, in the view of the board of directors of Husky (the “Board”), reasonably interfere with the exercise of a member’s independent judgment.

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

M.J.G. Glynn — Mr. Glynn was a director and President and Chief Executive Officer of HSBC Bank USA N.A. from 2000 until his recent retirement in 2006.

W. Shurniak — Mr. Shurniak is a non-executive director of Hutchison Whampoa Limited and a director and Chairman of Northern Gas Networks Limited (a distributor of natural gas in Northern England), a private company.

Husky’s Audit Committee Charter is attached hereto as Schedule “A.”

External Auditor Service Fees

The following table provides information about the fees billed to the Company for professional services rendered by KPMG LLP, the Company’s external auditor, during fiscal years indicated:

	Aggregate fees
	billed by the
	External Auditor
	2007	2006
	($ thousands)

Audit fees	1,964	1,853
Audit-related fees	154	109
Tax fees	77	73
All other fees	—	—

	2,195	2,035

Audit Fees.  Audit fees consist of fees for the audit of the Company’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings, including the Sarbanes-Oxley Act of 2002.

Audit-Related Fees.  Audit-related services included attest services not required by statute or regulation and services with respect to acquisitions and dispositions.

Tax Fees.  Tax fees included tax planning and various taxation matters.

All Other Fees.  Other services provided by the Company’s external auditor, other than audit, audit-related and tax services.

The audit fees disclosed in the table above reflect amounts billed in the period indicated rather than the period of the audit.

The Company’s Audit Committee has the sole authority to review in advance, and grant any appropriate pre-approvals, of all non-audit services to be provided by the independent auditors and to approve fees, in connection therewith. The Audit Committee approved all of the audit-related, tax and other services provided by KPMG LLP in 2007.

LEGAL PROCEEDINGS

The Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favour, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings related to these or other matters or amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the Company’s directors, executive officers or persons or companies that beneficially own or control or direct, directly or indirectly, more than 10% of Husky’s common shares, or their associates and affiliates, had any material interest, direct or indirect, in any transaction with the Company within the three most recently completed financial years or during the current financial year that has materially affected or would reasonably be expected to materially affect the Company except as follows.

In late 2007, TransAlta Power, L.P. was acquired by an indirect subsidiary of Cheung Kong Infrastructure Holdings Limited, which is majority owned by Hutchison Whampoa Limited, which owns 100% of U.F. Investments (Barbados) Ltd. a 34.58% shareholder in Husky. TransAlta Power L.P. is a 49.99% owner of TransAlta Cogeneration, L.P. our partner in the Meridian Cogeneration plant in Lloydminster, Saskatchewan. We sell natural gas to the Meridian Cogeneration plant and other cogeneration plants owned by TransAlta Power L.P. In 2007, we sold $104 million of natural gas to TransAlta Power L.P.

The Company entered into a management agreement effective July 15, 2004 with Western Canadian Place Ltd. for general management of Western Canadian Place Ltd.’s leasehold interest in office space at 635 — 8th Avenue S.W., Calgary, Alberta. Western Canadian Place Ltd. is indirectly controlled by the Company’s principal shareholders. The Company’s President & Chief Executive Officer is also a director and officer of Western Canadian Place Ltd. The Vice President, Special Projects of the Company’s subsidiary, Husky Oil Operations Limited, is also a director and officer of Western Canadian Place Ltd. The Company was paid fees of $99,715 in 2006 and $129,547 in 2005 for providing such management services. This agreement was terminated effective August 31, 2006.

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

MATERIAL CONTRACTS

The only material contract the Company entered into during the last completed financial year was the Project Agreement dated December 5, 2007, with BP Corporation North America Inc. See “Three Year History of Husky — 2007” in this AIF for particulars of this agreement.

INTERESTS OF EXPERTS

Certain information relating to the Company’s reserves included in this Annual Information Form has been calculated by the Company and audited and opined upon as of December 31, 2007 by McDaniel & Associates Consultants Ltd. (“McDaniel”), independent petroleum engineering consultants retained by Husky, and has been so included in reliance on the opinion and analysis of McDaniel, given upon the authority of said firm as experts in reserve engineering. The partners of McDaniel as a group beneficially own, directly or indirectly, less than 1% of the Company’s securities of any class.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration, principal shareholders of Husky’s common shares and a description of options to purchase common shares is contained in Husky’s Management Information Circular dated March XX, 2008, prepared in connection with the annual and special meeting of shareholders to be held on April 21, 2008.

Additional financial information is provided in Husky’s Consolidated Financial Statements and Management’s Discussion and Analysis for the most recently completed fiscal year ended December 31, 2007, contained in Husky’s 2007 Annual Report.

Additional information relating to Husky Energy Inc. is available on SEDAR at www.sedar.com.

ABBREVIATIONS AND GLOSSARY OF TERMS

As used in this Annual Information Form, the following terms have the meanings indicated:

Units of Measure

bbl	— barrel
bbls	— barrels
mbbls	— thousand barrels
mmbbls	— million barrels
bbls/day	— barrels per calendar day
mbbls/day	— thousand barrels per calendar day
boe	— barrels of oil equivalent
boe/day	— barrels of oil equivalent per calendar day
mcf	— thousand cubic feet
mmcf	— million cubic feet
bcf	— billion cubic feet
mmcf/day	— million cubic feet per calendar day
mcfge	— thousand cubic feet of gas equivalent
lt	— long ton
mlt	— thousand long tons
lt/day	— long tons per calendar day
mlt/day	— thousand long tons per calendar day
mmbtu	— million British thermal units
Kms	— kilometres
MW	— megawatts

Acronyms
API	— American Petroleum Institute
CNOOC	— Chinese National Offshore Oil Company
COGEH	— Canadian Oil and Gas Evaluation Handbook
EIA	— Energy Information Administration
EL	— Exploration Licence
ERCB	— Energy Resources Conservation Board
FAS	— Financial Accounting Statement
FASB	— Financial Accounting Standards Board
FPSO	— Floating production, storage and offloading vessel
LLB	— Lloydminster Blend
NGL	— Natural gas liquids
NWT	— Northwest Territories
NYMEX	— New York Mercantile Exchange
OPEC	— Organization of Petroleum Exporting Countries
PSC	— Production Sharing Contract
SAGD	— Steam assisted gravity drainage
SDL	— Significant Discovery License
SEC	— Securities and Exchange Commission of the United States
SEDAR	— System for Electronic Document Analysis and Retrieval
WCSB	— Western Canada Sedimentary Basin
WTI	— West Texas Intermediate crude oil

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

Debottleneck

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

Metocean data

Meteorological and oceanographic data used for, among other things, the design of marine structures.

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

Three-D Seismic (survey)

Three dimensional seismic imaging which uses a grid of numerous cables rather than a few lines stretched in one line.

Turnaround

Perform maintenance at a plant or facility which requires the plant or facility to be shut completely or partially down for the duration.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Information Form are forward-looking statements or information, collectively “forward-looking statements,” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, Section 27A of the United States Securities Act of 1933, as amended and of applicable Canadian Securities legislation. The Company is hereby providing cautionary statements identifying important factors that could cause the Company’s actual results to differ materially from those projected in forward-looking statements made in this Annual Information Form. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “intend,” “plan,” “projection,” “could;” “vision;” “goals;” “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. In particular reserve estimates; our plans to increase heavy oil production through the use of various enhanced recovery techniques; our exploration plans throughout the Western Canada Sedimentary Basin; our exploitation plans throughout the Western Canada Sedimentary Basin through optimizations, recompletions, workovers, enhanced recovery techniques, infill and step out drilling, additional facilities and tie-in of discovery wells; our production plans at the Tucker oil sands project; the execution of the Sunrise integration agreement with BP Corporation North America Inc.; the front-end engineering design, drilling and field work plans and timing of the Sunrise oil sands project; our drilling and development planning for the Caribou and Saleski oil sands projects; our drilling plans for the Central Mackenzie Valley; our White Rose tie-back projects including delineation and development drilling; our anticipation of regulatory approvals for our Jeanne d’Arc Basin projects; plans to capture the value of the natural gas discoveries in the Jeanne d’Arc Basin; our expectations in respect of the Terra Nova re-determination; our drilling plans at Terra Nova; our East Coast exploration plans including the results from our planned acquisition of seismic data; the results of our seismic and exploration drilling in the South China Sea and the East China Sea; the results of our seismic program and delineation drilling at the Liwan natural gas discovery in the South China Sea; the timing of delivery of the West Hercules semi-submersible drilling rig; the results of our seismic program on the East Bawean II PSC; our development plans for the BD natural gas and NGL in the Madura Strait, Indonesia; the results of our aerogravity and magnetic survey offshore Greenland; our plans for further pipe line expansion in the Cold Lake and Lloydminster areas; our plans to strategically locate new retail outlets and form strategic alliances in our downstream businesses and our plans to capture value through various business opportunities in the downstream business are forward-looking statements.

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

These and other factors are discussed throughout this Annual Information Form and in our “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” available on SEDAR at www.sedar.com.

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

12.	At the completion of the annual audit, review with management, internal audit and the external auditors the following:

•	The annual financial statements and related footnotes and financial information to be included in the Company’s annual report to shareholders.

•	Results of the audit of the financial statements and the related report thereon and, if applicable, a report on changes during the year in accounting principles and their application.

•	Significant changes to the audit plan, if any, and any serious disputes or difficulties with management encountered during the audit. Inquire about the cooperation received by the external auditors during their audit, including access to all requested records, data and information.

•	Inquire of the external auditors whether there have been any material disagreements with management, which, if not satisfactorily resolved, would have caused them to issue a non-standard report on the Company’s financial statements.

13.	Discuss with the external auditors, without management being present, (a) the quality of the Company’s financial and accounting personnel, and (b) the completeness and accuracy of the Company’s financial statements. Also, elicit the comments of management regarding the responsiveness of the external auditors to the Company’s needs.

14.	Meet with management, to discuss any relevant significant recommendations that the external auditors may have, particularly those characterized as ’material’ or ’serious’. Typically, such recommendations will be presented by the external auditors in the form of a Letter of Comments and Recommendations to the Committee. The Committee should review responses of management to the Letter of Comments and Recommendations from the external auditors and receive follow-up reports on action taken concerning the aforementioned recommendations.

15.	Have the sole authority to review in advance, and grant any appropriate pre-approvals, of all non-audit services to be provided by the independent auditors and, in connection therewith, to approve all fees and other terms of engagement. The Committee shall also review and approve disclosures required to be included in periodic reports filed with Canadian securities regulators and the Securities and Exchange Commission with respect to non-audit services performed by external auditors.

16.	Be satisfied that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements, and periodically assess the adequacy of those procedures.

17.	Establish procedures for (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matter, and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

18.	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors.

19.	Review the appointment and replacement of the senior internal audit executive.

20.	Review with management, internal audit and the external auditors the methods used to establish and monitor the Company’s policies with respect to unethical or illegal activities by Company employees that may have a material impact on the financial statements.

21.	Generally as part of the review of the annual financial statements, receive a report(s), at least annually, from the Company’s general counsel concerning legal, regulatory and compliance matters that may have a material impact on the financial statements.

22.	Review, with reasonable frequency, the Company’s procedures relating to the disclosure of information with respect to the Company’s oil and gas reserves, including the Company’s procedures for complying with the disclosure requirements and restrictions of applicable regulations.

23.	Review with management the appointment of external qualified reserves evaluators or auditors, and in the case of any proposed change in such appointment, determine the reasons for the change and whether there have been disputes between the appointed external qualified reserves evaluators or auditors, and management.

24.	Review, with reasonable frequency, the Company’s procedures for providing information to the external qualified reserves evaluators or auditors who report on reserves and data for the purposes of compliance with applicable securities laws.

25.	Before the approval and the release of the Company’s reserves data and the report of the qualified reserve evaluators or auditors thereon, meet with management, the external qualified reserves evaluators or auditors and the internal qualified reserves evaluators to determine whether any restrictions affect their ability to report on reserves data without reservation and to review the reserves data and the report of the qualified reserves evaluators.

26.	Recommend to the Board for approval the content and filing of required statements and reports relating to the Company’s disclosure of reserve data as prescribed by applicable regulations.

27.	Review and approve (a) any change or waiver in the Company’s Code of Business Conduct for the chief executive officer and senior financial officers and (b) any public disclosure made regarding such change or waiver.

Calgary, Alberta, Canada
February 15, 2006

Schedule B

Husky Energy Inc.

REPORT ON RESERVES DATA BY QUALIFIED RESERVES EVALUATOR

To the Board of Directors of
HUSKY ENERGY INC. (Husky):

1.	Our staff has evaluated Husky’s oil and gas reserves data as at December 31, 2007. The reserves data consist of the following:

(a)	proved oil and gas reserve quantities estimated as at December 31, 2007 using constant prices and costs; and

(b)	the related standardized measure of discounted future net cash flows.

2.	The oil and gas reserves data are the responsibility of Husky’s management. As the Corporate Representatives our responsibility is to certify that the reserves data has been properly calculated in accordance with generally accepted procedures for the estimation of reserves data.

3.	We carried out our evaluation in accordance with generally accepted procedures for the estimation of oil and gas reserves data and standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGEH”) with the necessary modifications to reflect definitions and standards under the applicable U.S. Financial Accounting Standards Board standards (the “FASB Standards” and the legal requirements of the U.S. Securities and Exchange Commission (“SEC Requirements”)). Our internal reserves evaluators are not independent of Husky, within the meaning of the term “independent” under those standards.

4.	Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the oil and gas reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGEH as modified or replaced by the FASB Standards and SEC Requirements.

5.	The following sets forth the estimated standardized measure of discounted future net cash flows (before deducting income taxes) attributed to proved oil and gas reserve quantities, estimated using constant prices and costs and calculated using a discount rate of 10%, included in the reserves data of Husky evaluated for the year ended December 31, 2007:

Discounted Future Net Cash Flows
Location of Reserves	before income taxes, 10% discount rate
($ millions)

Canada	20,317
China	651
Libya	14

20,982

We have filed Husky’s oil and gas reserves disclosures in accordance with Financial Accounting Standards Board Statement No. 69 “Disclosures about Oil and Gas Producing Activities” concurrently with this form.

6.	In our opinion, the oil and gas reserves data evaluated by us have, in all material respects, been determined in accordance with principles and definitions presented in the COGEH as modified or replaced by the FASB Standards and SEC Requirements.

7.	We have no responsibility to update our evaluation for events and circumstances occurring after the date of this report.

8.	Oil and gas reserves are estimates only, and not exact quantities. In addition, the oil and gas reserves data are based on judgments regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

Calgary, Alberta
January 22, 2008

/s/  Frederick Au-Yeung

Frederick Au-Yeung, P. Eng
Manager of Reservoir Engineering

Schedule C

Husky Energy Inc.

REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION

Management of Husky Energy Inc. (“Husky”) are responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements. This information includes oil and gas reserves data, which consist of the following:

(1)	proved oil and gas reserve quantities estimated as at December 31, 2007 using constant prices and costs; and

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

The Audit Committee of the Board of Directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has approved, on the recommendation of the Audit Committee:

(a)	the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;

(b)	the filing of Form 51-101F2, which is the Report on Reserves Data of the Manager of Reservoir Engineering; and

(c)	the content and filing of this report.

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

Husky’s view is based in large part on the following. Our reserves data were developed in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook. Husky’s procedures, records and controls relating to the accumulation of source data and preparation of reserves data by Husky’s internal reserves evaluation staff have been established, refined and documented over many years. Our internal reserves evaluation staff includes 101 individuals, including support staff, of whom 50 individuals are qualified reserves evaluators as defined in the Canadian Oil and Gas Evaluation Handbook, with an average of 14 years of relevant experience in evaluating reserves. Husky’s internal reserves evaluation management personnel includes 19 individuals with an average of 15 years of relevant experience in evaluating oil and gas and managing the evaluation process.

Reserves data are estimates only, and are not exact quantities. Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

/s/ John C. S. Lau John C. S. Lau President & Chief Executive Officer	March 10, 2008

/s/ James D. Girgulis James D. Girgulis Vice President, Legal & Corporate Secretary	March 10, 2008

/s/ R. Donald Fullerton R. Donald Fullerton Director	March 10, 2008

/s/ William Shurniak William Shurniak Director	March 10, 2008

Schedule D

Husky Energy Inc.

INDEPENDENT ENGINEER’S AUDIT OPINION

Husky Energy Inc.
707 — 8th Avenue S.W.
Calgary, Alberta
T2P 3G7

Gentlemen:

Pursuant to Husky’s request we have conducted an audit of the reserves estimates and the respective present worth value of these reserves of Husky Energy Inc., as at December 31, 2007. The Company’s detailed reserves information was provided to us for this audit. Our responsibility is to express an independent opinion on the reserves and respective present worth value estimates, in aggregate, based on our audit tests and procedures.

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

P.A. Welch, P. Eng.
President & Managing Director

Calgary, Alberta
January 22, 2008

Document B
Form 40-F

CONSOLIDATED FINANCIAL STATEMENTS AND
AUDITORS’ REPORT TO SHAREHOLDERS

For the Year Ended December 31, 2007

Husky Energy Inc.

Consolidated Financial Statements

For the Year Ended December 31, 2007

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

Husky Energy Inc. maintains systems of internal accounting and administrative controls. These systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are properly accounted for and adequately safeguarded. Management evaluation concluded that our internal control over financial reporting was effective as of December 31, 2007. The system of internal controls is further supported by an internal audit function.

The Company excluded from its assessment the internal control over financial reporting at our Lima, Ohio refinery, which was acquired effective July 1, 2007. The operations of the Lima refinery are currently being integrated into our operations, including assessing and designing internal controls over financial reporting and disclosure controls and procedures for the Lima refinery operations. At December 31, 2007, total assets of the Lima, Ohio refinery accounted for 14% of the Company’s total consolidated assets and total revenues from the Lima refinery accounted for 15% of the Company’s total consolidated revenues and are included in the December 31, 2007 consolidated financial statements.

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

/s/  John C. S. Lau

John C. S. Lau
President & Chief Executive Officer

Calgary, Alberta, Canada
February 4, 2008

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Husky Energy Inc. (“the Company”) as at December 31, 2007, 2006 and 2005 and the consolidated statements of earnings and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the years ended December 31, 2007 and 2006, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 4, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/  KPMG llp

KPMG llp
Chartered Accountants

Calgary, Alberta, Canada
February 4, 2008

Comments by auditors for US readers on Canada — US Reporting Differences

To the Board of Directors of Husky Energy Inc. (the “Company”)

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the change described in Note 19 (Financial Instruments and Risk Management) to the consolidated financial statements as at December 31, 2007, and for the year then ended. Our report to the shareholders dated February 4, 2008 is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/  KPMG llp

KPMG llp
Chartered Accountants

Calgary, Canada
February 4, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Husky Energy Inc.

We have audited Husky Energy Inc. (“the Company”)’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Management of Husky Energy Inc. excluded from its assessment the internal control over financial reporting at the Lima refinery, which was acquired effective July 1, 2007. Our audit of internal control over financial reporting of Husky Energy Inc. also excluded an evaluation of the internal control over financial reporting of the Lima refinery.

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the years ended December 31, 2007 and 2006, we also have conducted our audits on the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated February 4, 2008, expressed an unqualified opinion on those consolidated financial statements.

/s/  KPMG llp

KPMG llp
Chartered Accountants

Calgary, Canada
February 4, 2008

CONSOLIDATED BALANCE SHEETS

	As at December 31
	2007	2006	2005
	(millions of dollars)

ASSETS
Current assets
Cash and cash equivalents	$208	$442	$168
Accounts receivable (notes 5, 19)	1,622	1,284	856
Inventories (note 6)	1,190	428	471
Prepaid expenses	28	25	40

	3,048	2,179	1,535
Property, plant and equipment, net (notes 1, 7)	17,805	15,550	13,959
Goodwill (notes 1, 8)	660	160	160
Other assets (notes 12, 19)	184	44	62

	$21,697	$17,933	$15,716

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities (note 11)	$2,358	$2,574	$2,310
Long-term debt due within one year (notes 12, 19)	741	100	274

	3,099	2,674	2,584
Long-term debt (notes 12, 19)	2,073	1,511	1,612
Other long-term liabilities (note 13)	918	756	730
Future income taxes (note 14)	3,957	3,372	3,270
Commitments and contingencies (note 15)
Shareholders’ equity
Common shares (note 16)	3,551	3,533	3,523
Retained earnings	8,176	6,087	3,997
Accumulated other comprehensive income	(77)	—	—

	11,650	9,620	7,520

	$21,697	$17,933	$15,716

On behalf of the Board:

/s/ John C. S. Lau	/s/ R.D. Fullerton

John C. S. Lau	R.D. Fullerton
Director	Director

The accompanying notes to the consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME

	Year ended December 31
	2007	2006	2005
	(millions of dollars,
	except per share amounts)

Sales and operating revenues, net of royalties	$15,518	$12,664	$10,245
Costs and expenses
Cost of sales and operating expenses (note 13)	9,296	7,169	5,917
Selling and administration expenses	219	162	138
Stock-based compensation (note 16)	88	138	171
Depletion, depreciation and amortization (notes 1, 7)	1,806	1,599	1,256
Interest — net (note 12)	130	92	32
Foreign exchange (note 12)	(51)	(24)	(31)
Other — net (notes 15, 19)	(97)	22	(50)

	11,391	9,158	7,433

Earnings before income taxes	4,127	3,506	2,812

Income taxes (note 14)
Current	347	678	297
Future	566	102	512

	913	780	809

Net earnings	3,214	2,726	2,003
Other comprehensive income
Derivatives designated as cash flow hedges, net of tax (note 19)	14	—	—
Cumulative foreign currency translation adjustment	(175)	—	—
Hedge of net investment, net of tax (note 19)	102	—	—

	(59)	—	—

Comprehensive income	$3,155	$2,726	$2,003

Earnings per share
Basic and diluted (note 16)	$3.79	$3.21	$2.36
Weighted average number of common shares outstanding (millions)
Basic and diluted (note 16)	848.8	848.4	847.9

The accompanying notes to the consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Year ended December 31
	2007	2006	2005
	(millions of dollars)

Common shares
Beginning of year	$3,533	$3,523	$3,506
Options and warrants exercised	18	10	17

End of year	3,551	3,533	3,523

Retained earnings
Beginning of year	6,087	3,997	2,694
Net earnings	3,214	2,726	2,003
Dividends on common shares (note 16)
Ordinary	(917)	(636)	(276)
Special	(212)	—	(424)
Adoption of financial instruments (note 19)	4	—	—

End of year	8,176	6,087	3,997

Accumulated other comprehensive income
Beginning of year	—	—	—
Adoption of financial instruments (note 19)	(18)	—	—
Other comprehensive income
Derivatives designated as cash flow hedges, net of tax (note 19)	14	—	—
Cumulative foreign currency translation adjustment	(175)	—	—
Hedge of net investment, net of tax (note 19)	102	—	—

	(59)	—	—

End of year	(77)	—	—

Shareholders’ equity	$11,650	$9,620	$7,520

The accompanying notes to the consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2007	2006	2005
	(millions of dollars)

Operating activities
Net earnings	$3,214	$2,726	$2,003
Items not affecting cash
Accretion (note 13)	47	45	33
Depletion, depreciation and amortization	1,806	1,599	1,256
Future income taxes	566	102	512
Foreign exchange	(135)	(3)	(37)
Other	(72)	32	18
Settlement of asset retirement obligations (note 13)	(51)	(36)	(41)
Change in non-cash working capital (note 9)	(718)	544	(94)

Cash flow — operating activities	4,657	5,009	3,650

Financing activities
Bank operating loans financing — net	—	—	(101)
Long-term debt issue	7,222	1,226	3,235
Long-term debt repayment	(5,722)	(1,493)	(3,401)
Settlement of cross currency swap	—	(47)	—
Debt issue costs	(8)	—	—
Proceeds from exercise of stock options	5	3	6
Proceeds from monetization of financial instruments	—	—	39
Dividends on common shares	(1,129)	(636)	(700)
Other	—	(1)	(1)
Change in non-cash working capital (note 9)	65	(678)	255

Cash flow — financing activities	433	(1,626)	(668)

Available for investing	5,090	3,383	2,982

Investing activities
Capital expenditures	(2,931)	(3,171)	(3,068)
Corporate acquisition (note 8)	(2,589)	—	—
Asset sales	333	34	74
Other	(44)	(12)	(31)
Change in non-cash working capital (note 9)	(93)	40	211

Cash flow — investing activities	(5,324)	(3,109)	(2,814)

Increase (decrease) in cash and cash equivalents	(234)	274	168
Cash and cash equivalents at beginning of year	442	168	—

Cash and cash equivalents at end of year	$208	$442	$168

The accompanying notes to the consolidated financial statements are an integral part of these statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Except where indicated and per share amounts, all dollar amounts are in millions.

Note 1

Segmented Financial Information

	Upstream			Midstream
							Infrastructure
				Upgrading			and Marketing
	2007	2006	2005	2007	2006	2005	2007	2006	2005

Year ended December 31
Sales and operating revenues, net of royalties	$6,222	$5,772	$4,367	$1,524	$1,679	$1,488	$10,217	$9,559	$7,383
Costs and expenses
Operating, cost of sales, selling and general	1,308	1,321	1,050	1,127	1,273	1,018	9,838	9,258	7,084
Depletion, depreciation and amortization	1,615	1,476	1,144	25	24	21	28	24	21
Interest — net	—	—	—	—	—	—	—	—	—
Foreign exchange	—	—	—	—	—	—	—	—	—

	2,923	2,797	2,194	1,152	1,297	1,039	9,866	9,282	7,105

Earnings (loss) before income taxes	3,299	2,975	2,173	372	382	449	351	277	278
Current income taxes	122	519	215	10	53	16	68	79	(14)
Future income taxes	581	161	434	80	44	120	30	1	110

Net earnings (loss)	$2,596	$2,295	$1,524	$282	$285	$313	$253	$197	$182

Property, plant and equipment — As at December 31
Cost	$23,611	$21,770	$19,167	$1,607	$1,390	$1,205	$842	$750	$683
Accumulated depletion, depreciation and amortization	9,956	8,545	7,083	480	455	430	298	270	247

Net	$13,655	$13,225	$12,084	$1,127	$935	$775	$544	$480	$436

Capital expenditures — Year ended December 31(1)	$2,388	$2,627	$2,730	$217	$184	$120	$92	$68	$37
Goodwill additions — Year ended December 31	$—	$—	$—	$—	$—	$—	$—	$—	$—
Total assets — As at December 31	$14,395	$13,920	$12,887	$1,405	$992	$844	$1,134	$1,329	$866

(1)	Excludes capitalized costs related to asset retirement obligations incurred during the period and corporate acquisitions.

							Corporate and
	Downstream						Eliminations(1)			Total
	Canadian			U.S.
	Refined Products			Refining and Marketing
	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005

Year ended December 31
Sales and operating revenues, net of royalties	$2,916	$2,575	$2,345	$2,383	$—	$—	$(7,744)	$(6,921)	$(5,338)	$15,518	$12,664	$10,245
Costs and expenses
Operating, cost of sales, selling and general	2,608	2,381	2,169	2,167	—	—	(7,542)	(6,742)	(5,145)	9,506	7,491	6,176
Depletion, depreciation and amortization	66	48	47	47	—	—	25	27	23	1,806	1,599	1,256
Interest — net	—	—	—	1	—	—	129	92	32	130	92	32
Foreign exchange	—	—	—	—	—	—	(51)	(24)	(31)	(51)	(24)	(31)

	2,674	2,429	2,216	2,215	—	—	(7,439)	(6,647)	(5,121)	11,391	9,158	7,433

Earnings (loss) before income taxes	242	146	129	168	—	—	(305)	(274)	(217)	4,127	3,506	2,812
Current income taxes	17	19	(3)	28	—	—	102	8	83	347	678	297
Future income taxes	33	21	50	35	—	—	(193)	(125)	(202)	566	102	512

Net earnings (loss)	$192	$106	$82	$105	$—	$—	$(214)	$(157)	$(98)	$3,214	$2,726	$2,003

Property, plant and equipment — As at December 31
Cost	$1,550	$1,344	$1,063	$1,459	$—	$—	$338	$298	$257	$29,407	$25,552	$22,375
Accumulated depletion, depreciation and amortization	590	525	476	46	—	—	232	207	180	11,602	10,002	8,416

Net	$960	$819	$587	$1,413	$—	$—	$106	$91	$77	$17,805	$15,550	$13,959

Capital expenditures — Year ended December 31(2)	$212	$285	$191	$21	$—	$—	$44	$37	$21	$2,974	$3,201	$3,099
Goodwill additions — Year ended December 31	$—	$—	$—	$500	$—	$—	$—	$—	$—	$500	$—	$—
Total assets — As at December 31	$1,335	$1,114	$834	$3,058	$—	$—	$370	$578	$285	$21,697	$17,933	$15,716

(1)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices, and to unrealized intersegment profits in inventories.

(2)	Excludes capitalized costs related to asset retirement obligations incurred during the period and corporate acquisitions.

Geographical Financial Information

							Other
	Canada			United States			International			Total
	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005

Year ended December 31
Sales and operating revenues, net of royalties	$11,736	$11,050	$8,500	$3,494	$1,340	$1,407	$288	$274	$338	$15,518	$12,664	$10,245
Capital expenditures(1)	2,877	3,104	3,021	21	—	—	76	97	78	2,974	3,201	3,099
As at December 31
Property, plant and equipment, net	$16,017	$15,200	$13,655	$1,417	$3	$3	$371	$347	$301	$17,805	$15,550	$13,959
Goodwill(2)	160	160	160	500	—	—	—	—	—	660	160	160
Total assets	17,983	17,443	15,157	3,240	115	231	474	375	328	21,697	17,933	15,716

(1)	Excludes capitalized costs related to asset retirement obligations incurred during the period and corporate acquisitions.

(2)	Changes in goodwill for the U.S. arise from translation of goodwill in our self-sustaining U.S. operations. Refer to note 8, Corporate Acquisition.

Note 2

Nature of Operations and Organization

Husky Energy Inc. (“Husky” or “the Company”) is a publicly traded, integrated energy and energy-related company headquartered in Calgary, Alberta, Canada.

Management has segmented the Company’s business based on differences in products and services and management responsibility. The Company’s business is conducted predominantly through three major business segments — upstream, midstream and downstream.

Upstream includes exploration for, development and production of crude oil, natural gas and natural gas liquids. The Company’s upstream operations are located primarily in Western Canada, offshore Eastern Canada, offshore Greenland, offshore China and offshore Indonesia.

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

Downstream includes refining in Canada of crude oil and marketing of refined petroleum products including gasoline, diesel, ethanol blended fuels, asphalt and ancillary products (Canadian refined products) and refining in the U.S. of primarily light sweet crude oil to produce and market gasoline, jet fuel and diesel fuels that meet U.S. clean fuels standards (U.S. refining and marketing).

Note 3

Significant Accounting Policies

a) Principles of Consolidation and the Preparation of Financial Statements

These financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) which, in the case of the Company, differ in certain respects from those in the United States. These differences are described in the section, Reconciliation to Accounting Principles Generally Accepted in the United States, included in the Form 40-F.

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

Accounting policy changes are applied retrospectively unless it is impractical to determine the period or cumulative impact of the change. Corrections of prior period errors are applied retrospectively by including these changes in the opening balance of each affected component of equity for the earliest period presented. Changes in accounting estimates are applied prospectively.

The consolidated financial statements include the accounts of Husky Energy Inc. and its subsidiaries after the elimination of intercompany balances and transactions. The Company consolidates all investments in which it has either direct or indirect voting ownership in excess of 50%. In addition, the Company consolidates variable interest entities when it is deemed to be the primary beneficiary.

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

d) Precious Metals

The Company uses precious metals in conjunction with catalyst as part of the downstream U.S. refining process. These precious metals remain intact; however, there is a loss during the reclamation process. The estimated loss is amortized to operating expenses over the period that the precious metal is in use, which is approximately two to five years. After the reclamation process, the actual loss is compared to the estimated loss and any difference is recognized in earnings.

e) Property, Plant and Equipment

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

     ii) Other Plant and Equipment

Depreciation for substantially all other plant and equipment, except upgrading assets, is provided using the straight-line method based on estimated useful lives of assets which range from five to 35 years. Depreciation for upgrading assets is provided using the unit of production method, based on the plant’s estimated productive life. Repairs and maintenance costs, other than major turnaround costs, are charged to earnings as incurred. Certain turnaround costs are deferred to other assets when incurred and amortized over the estimated period of time to the next scheduled turnaround. At the time of disposition of plant and equipment, accounts are relieved of the asset values and accumulated depreciation and any resulting gain or loss is reflected in earnings.

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

     iv) Capitalized Interest

Interest is capitalized on significant major capital projects based on the Company’s long-term cost of borrowing. Capitalization of interest ceases when the capital project is substantially complete and ready for its intended use.

f) Impairment or Disposal of Long-lived Assets

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

g) Goodwill

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

h) Derivative Financial Instruments and Hedging Activities

     i) Financial Instruments

All financial instruments must initially be recognized at fair value on the balance sheet. The Company has classified each financial instrument into the following categories: held for trading financial assets and financial liabilities, loans or receivables, held to maturity investments, available for sale financial assets, and other financial liabilities. Subsequent measurement of the financial instruments is based on their classification. Unrealized gains and losses on held for trading financial instruments are recognized in earnings. Gains and losses on available for sale financial assets are recognized in other comprehensive income (“OCI”) and are transferred to earnings when the asset is derecognized. The other categories of financial instruments are recognized at amortized cost using the effective interest rate method.

A held for trading financial instrument is not a loan or receivable and includes one of the following criteria:

•	is a derivative, except for those derivatives that have been designated as effective hedging instruments;

•	has been acquired or incurred principally for the purpose of selling or repurchasing in the near future; or

•	is part of a portfolio of financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking.

For financial assets and financial liabilities that are not classified as held for trading, the transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are added to the fair value initially recognized for that financial instrument. These costs are expensed to earnings using the effective interest rate method.

     ii) Derivative Instruments and Hedging Activities

Derivative instruments are utilized by the Company to manage market risk against the volatility in commodity prices, foreign exchange rates and interest rate exposures. The Company’s policy is not to utilize derivative instruments for speculative purposes. The Company may choose to designate derivative instruments as hedges. Hedge accounting continues to be optional.

At the inception of a hedge, if the Company elects to use hedge accounting, the Company formally documents the designation of the hedge, the risk management objectives, the hedging relationships between the hedged items and hedging items and the method for testing the effectiveness of the hedge, which must be reasonably assured over the term of the hedge. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company formally assesses, both at the inception of the hedge and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

All derivative instruments are recorded on the balance sheet at fair value in either accounts receivable, other assets, accounts payable and accrued liabilities, or other long-term liabilities. Freestanding derivative instruments are classified as held for trading financial instruments. Gains and losses on these instruments are recorded in other expenses in the consolidated statement of earnings in the period they occur. Derivative instruments that have been designated and qualify for hedge accounting have been classified as either fair value or cash flow hedges. For fair value hedges, the gains or losses arising from adjusting the derivative to its fair value are recognized immediately in earnings along with the gain or loss on the hedged item. For cash flow hedges, the effective portion of the gains and losses is recorded in OCI until the hedged transaction is recognized in earnings. When the earnings impact of the underlying hedged transaction is recognized in the consolidated statement of earnings, the fair value of the associated cash flow hedge is reclassified from OCI into earnings. Any hedge ineffectiveness is immediately recognized in earnings. Hedge accounting is discontinued on a prospective basis when the hedging relationship no longer qualifies for hedge accounting.

The Company may enter into commodity price contracts to hedge anticipated sales of crude oil and natural gas production to manage its exposure to price fluctuations. Gains and losses from these contracts are recognized in upstream oil and gas revenues as the related sales occur.

The Company may enter into commodity price contracts to offset fixed price contracts entered into with customers and suppliers to retain market prices while meeting customer or supplier pricing requirements. Gains and losses from these contracts are recognized in midstream revenues or costs of sales.

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

The Company may enter into foreign exchange contracts to hedge its foreign currency exposures on U.S. dollar denominated long-term debt. Gains and losses on these instruments related to foreign exchange are recorded in the foreign exchange expense in the period to which they relate, offsetting the respective foreign exchange gains and losses recognized on the underlying foreign currency long-term debt. The remaining portion of the gain or loss is recorded in accumulated other comprehensive income and is adjusted for changes in the fair value of the instrument over the life of the debt.

The Company may designate certain U.S. dollar denominated debt as a hedge of its net investment in self-sustaining foreign operations. The unrealized foreign exchange gains and losses arising from the translation of the debt are recorded in OCI, net of tax and are limited to the translation gain or loss on the net investment.

The Company may enter into foreign exchange forwards and foreign exchange collars to hedge anticipated U.S. dollar denominated crude oil and natural gas sales. Gains and losses on these instruments are recognized in upstream oil and gas revenues when the sale is recorded.

For cash flow hedges that have been terminated or cease to be effective, prospective gains or losses on the derivative are recognized in earnings. Any gain or loss that has been included in accumulated other comprehensive income at the time the hedge is discontinued continues to be deferred in accumulated other comprehensive income until the original hedged transaction is recognized in earnings. However, if the likelihood of the original hedged transaction occurring is no longer probable, the entire gain or loss in accumulated other comprehensive income related to this transaction is immediately reclassified to earnings.

Fair values of the derivatives are based on quoted market prices where available. The fair values of swaps and forwards are based on forward market prices. If a forward price is not available for a commodity based forward, a forward price is estimated using an existing forward price adjusted for quality or location.

     iii) Embedded Derivatives

Embedded derivatives are derivatives embedded in a host contract. They are recorded separately from the host contract when their economic characteristics and risks are not clearly and closely related to those of the host contract, the terms of the embedded derivatives are the same as those of a freestanding derivative and the combined contract is not classified as held for trading or designated at fair value. The Company selected January 1, 2003 as its transition date for accounting for any potential embedded derivatives.

The Company may enter into foreign exchange contracts to offset its foreign exchange exposure. Gains and losses on these instruments are recorded at fair value and are recognized in other expense in the consolidated statement of earnings.

     iv) Comprehensive Income

Comprehensive income consists of net earnings and OCI. OCI comprises the change in the fair value of the effective portion of the derivatives used as hedging items in a cash flow hedge or net investment hedge and exchange gains and losses arising from the translation of the financial statements of a self-sustaining foreign operation. Amounts included in OCI are shown net of tax. Accumulated other comprehensive income is an equity category comprised of the cumulative amounts of OCI.

i) Employee Future Benefits

In Canada, the Company provides a defined contribution pension plan and a post-retirement health and dental care plan to qualified employees. The Company also maintains a defined benefit pension plan for a small number of employees who did not choose to join the defined contribution pension plan in 1991. The cost of the pension benefits earned by employees in the defined contribution pension plan is paid and expensed when incurred. The cost of the benefits earned by employees in the post-retirement health and dental care plan and defined benefit pension plan is charged to earnings as services are rendered using the projected benefit method prorated on service. The cost of the post-retirement health and dental care plan and defined benefit pension plan reflects a number of assumptions that affect the expected future benefit payments. These assumptions include, but are not limited to, attrition, mortality, the rate of return on pension plan assets and salary escalations for the defined benefit pension plan and expected health care cost trends for the post-retirement health and dental care plan. The plan assets are valued at fair value for the purposes of calculating the expected return on plan assets.

Adjustments arising out of plan amendments, changes in assumptions and experience gains and losses are normally amortized over the expected remaining average service life of the employee group.

Effective July 1, 2007, the Company established a defined benefit pension plan for the employees at the Lima, Ohio refinery. The Company also assumed an unfunded post-retirement welfare plan effective July 1, 2007 that provides life insurance and partially subsidizes the cost of medical benefit premiums. The accounting for the cost of benefits earned by employees covered by these plans is the same as for the Canadian defined benefit pension plan and post-retirement health and dental care plan.

j) Future Income Taxes

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

k) Non-monetary Transactions

Non-monetary transactions are measured based on fair value when there is evidence to support the fair value unless the transaction lacks commercial substance or is an exchange of product or property held for sale in the ordinary course of business.

l) Revenue Recognition

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

m) Foreign Currency Translation

Results of foreign operations, which are considered financially and operationally integrated, are translated to Canadian dollars at the monthly average exchange rates for revenue and expenses, except for depreciation and depletion which are translated at the rate of exchange applicable to the related assets. Monetary assets and liabilities are translated at current exchange rates and non-monetary assets and liabilities are translated using historical rates of exchange. Gains or losses resulting from these translation adjustments are included in earnings.

The accounts of self-sustaining foreign operations are translated to Canadian dollars using the current rate method. Assets and liabilities are translated at the period-end exchange rate and revenues and expenses are translated at the average exchange rates for the period. Gains and losses on the translation of self-sustaining foreign operations are included in OCI.

n) Stock-based Compensation

In accordance with the Company’s stock option plan, common share options may be granted to officers and certain other employees. The Company records compensation expense over the vesting period based on the fair value of options granted.

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

o) Earnings per Share

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

p) Reclassification

Certain prior years’ amounts have been reclassified to conform with current presentation.

Note 4

Pending Accounting Pronouncements

a) Financial Instruments — Disclosures and Presentation

In December 2006, the Accounting Standards Board (“AcSB”) issued the Canadian Institute of Chartered Accountants (“CICA”) section 3862, “Financial Instruments — Disclosures” and CICA section 3863, “Financial Instruments — Presentation,” which replaces the current CICA section 3861, “Financial Instruments — Disclosure and Presentation.” Section 3862 outlines the disclosure requirements for financial instruments and non-financial derivatives. This guidance prescribes an increased importance on risk disclosures associated with recognized and unrecognized financial instruments and how such risks are managed. Specifically, section 3862 requires disclosure of the significance of financial instruments for a company’s financial position. In addition, the guidance outlines revised requirements for the disclosure of qualitative and quantitative information regarding exposure to risks arising from financial instruments.

The presentation requirements under section 3863 are relatively unchanged from section 3861. Sections 3862 and 3863 are effective for the Company on January 1, 2008. The Company is currently determining the impact of these additional disclosure requirements.

b) Capital Disclosures

In December 2006, the AcSB issued new CICA section 1535, “Capital Disclosures” requiring disclosures regarding an entity’s objectives, policies and processes for managing capital. These disclosures include a description of what the Company manages as capital, the nature of externally imposed capital requirements, how the requirements are incorporated into the Company’s management of capital, whether the requirements have been complied with, or consequences of non-compliance and an explanation of how the Company is meeting its objectives for managing capital. In addition, quantitative data about capital and whether the Company has complied with all capital requirements are also required. Section 1535 is effective for the Company on January 1, 2008. The Company is currently determining the impact of these additional disclosure requirements.

c) Inventories

In June 2007, the AcSB issued new CICA section 3031, “Inventories,” which replaces the current CICA section 3030 of the same name. The new guidance provides additional measurement and disclosure requirements. Under the new guidance, the last-in, first-out (LIFO) basis for determining cost will no longer be permitted and reversals of impairment write-downs, which are not currently allowable, will be required. Section 3031 is effective for the Company on January 1, 2008. The transitional provisions of section 3031 provide entities the option of either applying this guidance retrospectively and restating prior periods in accordance with section 1506, “Accounting Changes” or adjusting opening retained earnings and not restating prior periods. The Company has assessed section 3031 and has determined that the adoption of this standard will not have an impact on the financial statements.

Note 5

Accounts Receivable

	2007	2006	2005

Trade receivables	$1,599	$1,286	$854
Allowance for doubtful accounts	(10)	(10)	(10)
Derivatives due within one year	22	—	—
Other	11	8	12

	$1,622	$1,284	$856

Sale of Accounts Receivable

As at December 31, 2007, the Company’s ceiling on its securitization program to sell, on a revolving basis, accounts receivable to a third party was $350 million. As at December 31, 2007, no accounts receivable had been sold under the program (2006 — nil; 2005 — $350 million). The agreement includes a program fee. The average effective rate for 2007 was approximately 5.3% (2006 — 4.1%; 2005 - 3.0%).

Proceeds from revolving sales between the third party and the Company in 2007 totalled approximately $3.5 billion (2006 — $3.1 billion; 2005 — $3.4 billion).

Note 6

Inventories

	2007	2006	2005

Crude oil	$539	$119	$167
Natural gas	192	193	207
Refined petroleum products	409	89	74
Materials, supplies and other	50	27	23

	$1,190	$428	$471

Note 7

Property, Plant and Equipment

Refer to note 1, Segmented Financial Information, which presents the Company’s property, plant and equipment by segment.

Administrative costs related to exploration and development activities capitalized in 2007 were $48 million (2006 — $68 million; 2005 — $61 million).

Costs of oil and gas properties, including major development projects, excluded from costs subject to depletion and depreciation at December 31 were as follows:

	2007	2006	2005

Canada	$1,954	$1,932	$2,317
International	243	165	127

	$2,197	$2,097	$2,444

The prices used in the ceiling test evaluation of the Company’s crude oil and natural gas reserves at December 31, 2007 were:

						Price increase
Canada	2008	2009	2010	2011	2012	2012 to 2027
						(percent)

Crude oil ($/bbl)	$61.56	$55.73	$51.07	$48.13	$46.99	3
Natural gas ($/mcf)	6.59	6.72	6.63	6.73	6.86	2

Note 8

Corporate Acquisition

In July 2007, the Company acquired a refinery in Lima, Ohio from The Premcor Refining Group Inc., an indirect wholly owned subsidiary of Valero Energy Corporation through the purchase of all of the issued and outstanding shares of Lima Refining Company (“Lima”). The total cash consideration was U.S. $1.9 billion plus U.S. $540 million for the cost of feedstock and product inventory. The results of Lima are included in the consolidated financial statements of the Company from its acquisition date. The Lima operations have been included in the Downstream — U.S. Refining and Marketing segment in note 1, Segmented Financial Information. The operations of Lima are a self-sustaining foreign operation for foreign currency translation purposes.

The allocation of the aggregate purchase price based on the estimated fair values of the net assets of Lima on its acquisition date was as follows:

	U.S. $	Cdn $

Net assets acquired
Working capital	$4	$4
Property, plant and equipment	1,455	1,542
Goodwill (1)	506	536
Other assets	25	26
Other long-term liabilities	(86)	(91)

	1,904	2,017
Feedstock and product inventory acquired	540	572

Total	$2,444	$2,589

(1)	Allocated to U.S. Refining and Marketing in the Company’s downstream segment. For U.S. income tax purposes, goodwill is deductible and amortized over a 15-year period. Refer to note 1, Segmented Financial Information.

Note 9

Cash Flows — Change in Non-cash Working Capital

a) Change in non-cash working capital was as follows:

	2007	2006	2005

Decrease (increase) in non-cash working capital
Accounts receivable	$(345)	$(428)	$(410)
Inventories	(212)	43	(197)
Prepaid expenses	1	14	17
Accounts payable and accrued liabilities	(190)	277	962

Change in non-cash working capital	$(746)	$(94)	$372

Relating to:
Operating activities	$(718)	$544	$(94)
Financing activities	65	(678)	255
Investing activities	(93)	40	211

b) Other cash flow information:

	2007	2006	2005

Cash taxes paid	$926	$215	$154
Cash interest paid	162	147	147

Note 10

Bank Operating Loans

At December 31, 2007, the Company had unsecured short-term borrowing lines of credit with banks totalling $270 million (2006 — $220 million; 2005 — $195 million). As at December 31, 2007, bank operating loans (excluding reclassified outstanding cheques) were nil (2006 — nil; 2005 — $0.4 million) and letters of credit under these lines of credit totalled $73 million (2006 — $19 million; 2005 — $18 million). Interest payable is based on Bankers’ Acceptance, U.S. LIBOR or prime rates. During 2007, the weighted average interest rate on short-term borrowings was approximately 5.8% (2006 — 5.8%; 2005 — 3.9%).

Note 11

Accounts Payable and Accrued Liabilities

	2007	2006	2005

Trade payables	$23	$74	$7
Accrued liabilities	1,743	1,322	1,338
Dividend payable	280	212	530
Stock-based compensation	159	234	130
Current income taxes	36	615	164
Other	117	117	141

	$2,358	$2,574	$2,310

Note 12

Long-term Debt

		Cdn $ Amount			U.S. $ Denominated
	Maturity	2007	2006	2005	2007	2006	2005

Long-term debt
6.85% medium-term notes — Series B	2007	$—	$—	$100	$—	$—	$—
6.95% medium-term notes — Series E	2009	203	200	200	—	—	—
6.25% notes	2012	395	466	467	400	400	400
7.55% debentures	2016	198	233	233	200	200	200
6.20% notes	2017	296	—	—	300	—	—
6.15% notes	2019	296	350	350	300	300	300
8.90% capital securities	2028	223	262	262	225	225	225
6.80% notes	2037	445	—	—	450	—	—
Debt issue costs		(20)	—	—	—	—	—
Unwound interest rate swaps		37	—	—	—	—	—

		$2,073	$1,511	$1,612	$1,875	$1,125	$1,125

Long-term debt due within one year
Bridge financing	2008	$741	$—	$—	$750	$—	$—
6.85% medium-term notes — Series B	2007	—	100	—	—	—	—
7.125% notes	2006	—	—	175	—	—	150
8.45% senior secured bonds	2006	—	—	99	—	—	85

		$741	$100	$274	$750	$—	$235

Interest — net for the years ended December 31 was as follows:

	2007	2006	2005

Long-term debt	$151	$130	$144
Short-term debt	6	5	4

	157	135	148
Amount capitalized	(19)	(33)	(114)

	138	102	34
Interest income	(8)	(10)	(2)

	$130	$92	$32

Foreign exchange for the years ended December 31 was as follows:

	2007	2006	2005

Gain on translation of U.S. dollar denominated long-term debt	$(197)	$(7)	$(51)
Cross currency swaps	62	4	14
Other (gains) losses	84	(21)	6

	$(51)	$(24)	$(31)

Credit Facilities

The revolving syndicated credit facility allows the Company to borrow up to $1.25 billion in either Canadian or U.S. currency from a group of banks on an unsecured basis. The facility is structured as a five-year committed revolving credit facility. Interest rates vary based on Canadian prime, Bankers’ Acceptance, U.S. LIBOR or U.S. base rate, depending on the borrowing option selected and credit ratings assigned by certain credit rating agencies to the Company’s rated senior unsecured debt.

The Company’s $150 million revolving bilateral credit facilities have substantially the same terms as the syndicated credit facility.

In July 2007, the Company obtained U.S. $1.5 billion of short-term bridge financing at an interest rate based on U.S. LIBOR, maturing June 26, 2008, to facilitate closing the acquisition of the Lima, Ohio refinery. On September 11, 2007, the Company refinanced U.S. $750 million with long-term notes. The Company has the right to extend the remaining bridge financing of U.S. $750 million to June 26, 2009 by providing 30 days’ notice.

As at December 31, 2007, there were no borrowings under the syndicated credit facility or the bilateral credit facilities.

Notes and Debentures

On September 21, 2006, Husky filed a shelf prospectus, which enables Husky to offer up to U.S. $1.0 billion of debt securities in the United States until October 21, 2008. During the 25-month period that the prospectus remains effective, debt securities may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement. In 2007, U.S. $750 million of debt securities were issued under this new shelf prospectus.

The medium-term notes Series E represent unsecured securities under a trust indenture dated May 4, 1999. Interest is payable semi-annually.

The 6.25% and the 6.15% notes represent unsecured securities under a trust indenture dated June 14, 2002. Interest is payable semi-annually.

The 7.55% debentures represent unsecured securities under a trust indenture dated October 31, 1996. Interest is payable semi-annually.

The 6.20% and the 6.80% notes represent unsecured securities under a trust indenture dated September 11, 2007. Interest is payable semi-annually.

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

The medium-term notes Series B represented unsecured securities under a trust indenture dated February 3, 1997 and matured in 2007.

The 7.125% notes represented unsecured securities under a trust indenture dated October 31, 1996 and matured in 2006. Interest was payable semi-annually.

The 8.45% senior secured bonds represented securities under a trust indenture dated July 20, 1999 that were redeemed in full on February 1, 2006. Interest was payable semi-annually. Certain related financial obligations required collateral of letters of credit and/or cash equivalents. As at December 31, 2005, letters of credit totalling $41 million were outstanding.

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

Commencing in 2007, debt issue costs have been reclassified to long-term debt with the adoption of CICA section 3855, “Financial Instruments — Recognition and Measurement” (refer to notes 3 and 19). Previously, these deferred costs were included in other assets. As at December 31, 2006 and 2005, other assets included $12 million and $21 million of deferred debt issue costs, respectively.

The unamortized portion of the gain on previously unwound interest rate swaps that would be designated as fair value hedges is included in the carrying value of long-term debt with the adoption of Financial Instruments.

Note 13

Other Long-term Liabilities

	2007	2006	2005

Asset retirement obligations	$662	$622	$557
Cross currency swaps (1)	107	40	40
Interest rate swaps	—	37	42
Employee future benefits	69	30	27
Capital lease	36	—	—
Stock-based compensation	13	4	46
Other	31	23	18

	$918	$756	$730

(1)	Refer to note 19, Financial Instruments and Risk Management.

Asset Retirement Obligations

At December 31, 2007, the estimated total undiscounted inflation adjusted amount required to settle the asset retirement obligations was $4.7 billion. These obligations will be settled based on the useful lives of the underlying assets, which currently extend an average of 30 years into the future. This amount has been discounted using credit adjusted risk free rates ranging from 6.2% to 6.8%.

Changes to the asset retirement obligations were as follows:

	2007	2006	2005

Asset retirement obligations at beginning of year	$622	$557	$509
Liabilities incurred	57	35	63
Liabilities disposed	(13)	(1)	(7)
Liabilities settled	(51)	(36)	(41)
Revisions	—	22	—
Accretion (1)	47	45	33

Asset retirement obligations at end of year	$662	$622	$557

(1)	Accretion is included in cost of sales and operating expenses.

Note 14

Income Taxes

The provision for income taxes in the Consolidated Statements of Earnings and Comprehensive Income reflects an effective tax rate which differs from the expected statutory tax rate. Differences for the years ended December 31 were accounted for as follows:

	2007	2006	2005

Earnings (loss) before income taxes
Canada	$3,763	$3,276	$2,553
United States	95	15	(6)
Other foreign jurisdictions	269	215	265

	4,127	3,506	2,812
Statutory income tax rate (percent)	32.7	35.7	38.4

Expected income tax	1,350	1,252	1,080
Effect on income tax of:
Royalties, lease rentals and mineral taxes payable to the crown	—	10	105
Resource allowance on Canadian production income	—	(35)	(133)
Change in statutory tax rate	(395)	(328)	(4)
Rate benefit on partnership earnings	(53)	(97)	(69)
Capital gains and losses	(24)	(1)	(140)
Foreign jurisdictions	8	(6)	(14)
Non-deductible capital taxes	—	(17)	15
Other — net	27	2	(31)

Income tax expense	$913	$780	$809

During 2007, a tax benefit of $395 million was recognized as a result of reductions in the Canadian federal tax rate, compared with a benefit of $328 million in 2006 as a result of reductions in both federal and provincial tax rates.

The future income tax liability at December 31 comprised the tax effect of temporary differences as follows:

	2007	2006	2005

Future tax liabilities
Property, plant and equipment	$4,081	$3,607	$3,487
Foreign exchange gains taxable on realization	131	48	60
Other temporary differences	1	1	2

	4,213	3,656	3,549
Future tax assets
Asset retirement obligations	186	194	195
Loss carry forwards	—	2	—
Provincial royalty rebates	—	2	7
Other temporary differences	70	86	77

	256	284	279

	$3,957	$3,372	$3,270

Note 15

Commitments and Contingencies

Certain former owners of interests in the upgrading assets retained a 20-year upside financial interest expiring in 2014 which requires payments to them when the average differential between heavy crude oil feedstock and synthetic crude oil exceeds $6.50 per barrel. The calculation is based on a two-year rolling average of the differential. During 2007, the Company capitalized $84 million (2006 — $85 million; 2005 — $68 million) of payments under this arrangement.

At December 31, 2007, the Company had commitments for non-cancellable operating leases and other long-term agreements that require the following minimum future payments:

						After
	2008	2009	2010	2011	2012	2012	Total

Long-term debt and interest	$1,104	$323	$106	$107	$488	$2,254	$4,382
Operating leases	218	285	268	161	64	28	1,024
Firm transportation agreements	165	100	68	36	33	147	549
Unconditional purchase obligations	2,564	1,189	283	115	46	39	4,236
Lease rentals and exploration work agreements	175	105	121	141	91	215	848
Engineering and construction commitments	71	—	—	—	—	—	71

	$4,297	$2,002	$846	$560	$722	$2,683	$11,110

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

Common Shares

On June 27, 2007, the Company filed Articles of Amendment to implement a two-for-one share split of its issued and outstanding common shares. The share split was approved at a special meeting of the shareholders on June 27, 2007. All references to common share amounts, including common shares issued and outstanding, basic and diluted earnings per share, dividend per share, weighted average number of common shares outstanding, stock options granted, exercised, surrendered and forfeited, Renaissance Energy Ltd. (“Renaissance”) replacement options and warrants granted and exercised have been retroactively restated to reflect the impact of the two-for-one share split. Changes to issued share capital were as follows:

	Number of Shares	Amount

December 31, 2004	847,472,828	$3,506
Options and warrants exercised	777,328	17

December 31, 2005	848,250,156	3,523
Options exercised	286,862	10

December 31, 2006	848,537,018	3,533
Options exercised	423,292	18

December 31, 2007	848,960,310	$3,551

Stock Options

At December 31, 2007, 55.0 million common shares were reserved for issuance under the Company stock option plan. The stock option plan is a tandem plan that provides the stock option holder with the right to exercise the option or surrender the option for a cash payment. The exercise price of the option is equal to the weighted average trading price of the Company’s common shares during the five trading days prior to the date of the award. When the option is surrendered for cash, the cash payment is the difference between the weighted average trading price of the Company’s common shares on the trading day prior to the surrender date and the exercise price of the option.

Under the terms of the original stock option plan, the options awarded have a maximum term of five years and vest over three years on the basis of one-third per year. Effective February 26, 2007, the Board of Directors approved amendments to the Company’s stock option plan to also provide for performance vesting of stock options. Shareholder ratification was obtained at the Annual and Special Meeting of Shareholders on April 19, 2007. Performance options granted may vest in up to one-third increments if the Company’s annual total shareholder return (stock price appreciation and cumulative dividends on a reinvested basis) falls within certain percentile ranks relative to its industry peer group. The ultimate number of performance options that vest will depend upon the Company’s performance measured over three calendar years. If the Company’s performance is below the specified level compared with its industry peer group, the performance options awarded will be forfeited. If the Company’s performance is at or above the specified level compared with its industry peer group, the number of performance options exercisable shall be determined by the Company’s relative ranking. Stock compensation expense related to the performance options is accrued based on the price of the common shares at the end of the period and the anticipated performance factor. This expense is recognized over the three-year vesting period of the performance options. During 2007, $12.2 million of expense was recognized related to the performance options.

As a result of the special $0.25 per share dividend that was declared in February 2007, a downward adjustment of $0.175 was made to the exercise price of all outstanding stock options effective February 28, 2007, in accordance with the terms of the stock option plan under which the options were issued. In 2005, a similar downward adjustment of $0.275 was made to the exercise price of all outstanding stock options as a result of a special $0.50 dividend declared in that year.

The following options to purchase common shares have been awarded to officers and certain other employees:

	Number of	Weighted	Weighted Average	Options
	Options	Average	Contractual	Exercisable
	(thousands)	Exercise Prices	Life (years)	(thousands)

December 31, 2004	19,929	$11.30	4	2,834
Granted	1,339	$24.07	5
Exercised for common shares	(718)	$7.92	1
Surrendered for cash	(4,886)	$9.52	2
Forfeited	(1,094)	$12.05	3

December 31, 2005	14,570	$12.91	3	3,066
Granted	1,804	$35.71	4
Exercised for common shares	(287)	$11.15	2
Surrendered for cash	(3,902)	$11.97	2
Forfeited	(529)	$21.41	3

December 31, 2006	11,656	$16.40	3	4,463
Granted	26,926	$41.65	4
Exercised for common shares	(423)	$11.84	1
Surrendered for cash	(5,147)	$13.40	2
Forfeited	(2,881)	$40.41	4

December 31, 2007	30,131	$37.18	4	4,494

As at December 31, 2007	Outstanding Options			Options Exercisable
	Number of	Weighted	Weighted Average	Number of	Weighted
	Options	Average	Contractual	Options	Average
Range of Exercise Price	(thousands)	Exercise Prices	Life (years)	(thousands)	Exercise Prices

$7.23 - $9.99	44	$7.26	—	44	$7.26
$10.00 - $10.99	27	$10.32	1	27	$10.32
$11.00 - $12.99	3,832	$11.74	1	3,832	$11.74
$13.00 - $19.99	130	$15.92	2	84	$15.39
$20.00 - $29.99	455	$26.17	3	205	$26.43
$30.00 - $39.99	1,258	$35.89	3	302	$36.46
$40.00 - $42.57	24,385	$41.65	4	—	$—

	30,131	$37.18	4	4,494	$14.09

Warrants

In 2000, the Company granted 2.7 million Renaissance replacement options to purchase common shares of Husky in exchange for certain share purchase options to purchase common shares of Renaissance previously held by employees of Renaissance. The former shareholders of Husky Oil Limited were also granted warrants to acquire, for no additional consideration, 1.86 common shares of the Company for each common share issued on the exercise of a Renaissance replacement option. As at December 31, 2007, 2006 and 2005, there were no Renaissance replacement options or warrants outstanding. During 2005, 32,000 warrants were exercised.

Dividends

During 2007, the Company declared dividends of $1.33 per common share (2006 — $0.75 per common share; 2005 — $0.825 per common share), including special dividends of $0.25 per common share in 2007 and $0.50 per common share in 2005.

Note 17

Employee Future Benefits

a)  Canada

The Company currently provides a defined contribution pension plan for all qualified employees. The Company also maintains a defined benefit pension plan, which is closed to new entrants, and all current participants are vested. The Company also provides certain health and dental coverage to its retirees, which is accrued over the expected average remaining service life of the employees.

Defined Benefit Pension Plan

Weighted average long-term assumptions are based on independent historical and projected references and are noted below:

	2007	2006	2005

Discount rate (percent)	5.0	5.0	5.8
Long-term rate of increase in compensation levels (percent)	5.0	5.0	5.0
Long-term rate of return on plan assets (percent)	7.5	7.5	7.5

The discount rate used at the end of 2007 to determine the accrued benefit obligation was 5%.

The long-term rate of return on the assets was determined based on management’s best estimate and the historical rates of return, adjusted periodically. The rate at the end of 2007 was 7.5%.

The status of the defined benefit pension plan at December 31 was as follows:

Benefit Obligation

	2007	2006	2005

Benefit obligation, beginning of year	$149	$138	$124
Current service cost	2	3	2
Interest cost	7	7	7
Benefits paid	(8)	(7)	(6)
Actuarial losses	—	8	11

Benefit obligation, end of year	$150	$149	$138

Fair Value of Plan Assets

	2007	2006	2005

Fair value of plan assets, beginning of year	$132	$108	$96
Contributions	10	13	11
Benefits paid	(8)	(7)	(6)
Expected return on plan assets	10	8	7
Gain on plan assets	(3)	10	—

Fair value of plan assets, end of year	$141	$132	$108

Funded Status of Plan

	2007	2006	2005

Fair value of plan assets	$141	$132	$108
Benefit obligation	(150)	(149)	(138)

Excess obligation	(9)	(17)	(30)
Unrecognized past service costs	3	3	1
Unrecognized losses	32	33	40

Accrued benefit asset	$26	$19	$11

Husky adheres to a Statement of Investment Policies and Procedures (the “Policy”). The assets are allocated in accordance with the long-term nature of the obligation and comprise a balanced investment based on interest rate and inflation sensitivities. The Policy explicitly prescribes diversification parameters for all classes of investment.

The Company’s actuaries perform valuations as at December 31 for the defined benefit pension plan. The last actuarial valuation was conducted in 2007 and the next valuation will be conducted in 2008.

The composition of the defined benefit pension plan assets was as follows:

	2007	2006	2005

U.S. common equities	1%	1%	—%
Canadian common equities	30	30	29
International equity mutual funds	27	30	28
Canadian government bonds	14	16	18
Canadian corporate bonds	4	3	3
International fixed income	2	—	—
Canadian fixed income mutual funds	20	19	20
Cash and receivables	2	1	2

Total	100%	100%	100%

During 2007, Husky contributed $10 million to the defined benefit pension plan assets, $8 million of which was in respect of additional contributions as a result of the plan’s deficiency. Husky currently plans to contribute $6 million in 2008.

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

The status of the post-retirement health and dental care plan at December 31 was as follows:

Benefit Obligation

	2007	2006	2005

Benefit obligation, beginning of year	$49	$33	$25
Current service cost	4	2	2
Interest cost	2	2	1
Benefits paid	(1)	—	—
Actuarial losses	—	12	5

Benefit obligation, end of year	$54	$49	$33

Funded Status of Plan

	2007	2006	2005

Benefit obligation	$(54)	$(49)	$(33)
Unrecognized losses	17	19	6

Accrued benefit liability	$(37)	$(30)	$(27)

The assumed health care cost trend can have a significant effect on the amounts reported for Husky’s post-retirement health and dental care plan. A one percent increase and decrease in the assumed trend rate would have the following effect:

	1%	1%
	Increase	Decrease

Effect on total service and interest cost components	$2	$(1)
Effect on post-retirement benefit obligation	$12	$(9)

Pension Expense and Post-retirement Health and Dental Care Expense

The expenses for the years ended December 31 were as follows:

Pension Expense

	2007	2006	2005

Defined benefit pension plan
Employer current service cost	$2	$3	$2
Interest cost	7	7	7
Expected return on plan assets	(10)	(8)	(7)
Amortization of net actuarial losses	3	3	3

	2	5	5
Defined contribution pension plan	18	16	14

Total expense	$20	$21	$19

Post-retirement Health and Dental Care Expense

	2007	2006	2005

Employer current service cost	$4	$2	$2
Interest cost	2	2	1
Amortization of net actuarial losses	1	—	—

Total expense	$7	$4	$3

Future Benefit Payments

The following table discloses the current estimate of future benefit payments:

	Defined Benefit	Post-retirement Health
	Pension Plan	and Dental Care Plan

2008	$8	$1
2009	9	1
2010	9	1
2011	9	1
2012	10	2
2013 - 2017	52	10

b) United States

Defined Benefit Pension Plan

As at December 31, 2007, the benefit obligation was $1 million and the fair value of the plan assets was $1 million. The discount rate used at the end of 2007 to determine the accrued benefit obligation was 6.10%. During 2007, Husky contributed $1 million to the defined benefit pension plan assets and currently plans to contribute $2 million in 2008.

Pension expense for the six months ended December 31, 2007 was $1 million.

Post-retirement Welfare Plan

As at December 31, 2007, the benefit obligation was $33 million. The discount rate used at the end of 2007 to determine the accrued benefit obligation was 6.25%.

Post-retirement welfare expense for the six months ended December 31, 2007 was $1.5 million.

Note 18

Related Party Transactions

During the year, TransAlta Power, L.P. (“TAPLP”) came under the indirect control of Husky’s principal shareholders. TAPLP is a 49.99% owner in TransAlta Cogeneration, L.P. (“TACLP”) which is the Company’s joint venture partner for the Meridian cogeneration facility at Lloydminster. The Company sells natural gas to the Meridian cogeneration facility and other cogeneration facilities owned by TACLP. These natural gas sales are related party transactions and have been measured at the exchange amount. For 2007, the total value of natural gas sales to the Meridian and other cogeneration facilities owned by TACLP was $104 million. At December 31, 2007, the total value of accounts receivables related to these transactions was $10 million.

Note 19

Financial Instruments and Risk Management

Effective January 1, 2007, the Company adopted CICA section 3855, “Financial Instruments — Recognition and Measurement,” section 3865, “Hedges,” section 1530, “Comprehensive Income” and section 3861, “Financial Instruments — Disclosure and Presentation.” The Company has adopted these standards prospectively and the comparative consolidated financial statements have not been restated. Transition amounts have been recorded in retained earnings or accumulated other comprehensive income.

Upon adoption and with any new financial instrument, an irrevocable election was available to classify any financial asset or financial liability as held for trading, even if the financial instrument did not meet the criteria to designate it as held for trading. The Company did not elect to classify any financial assets or financial liabilities as held for trading unless they met the held for trading criteria.

The following table summarizes the prospective adoption adjustments that were required as at January 1, 2007:

	December 31, 2006	Adoption	January 1, 2007
	(As Reported)	Adjustment	(As Restated)

Consolidated Balance Sheets
Assets
Accounts receivable	$1,284	$6	$1,290
Prepaid expenses	25	(2)	23
Other assets	44	(7)	37
Liabilities and Shareholders’ Equity
Accounts payable and accrued liabilities	2,574	(5)	2,569
Long-term debt due within one year	100	(2)	98
Long-term debt	1,511	34	1,545
Other long-term liabilities	756	(10)	746
Future income taxes	3,372	(6)	3,366
Retained earnings	6,087	4	6,091
Accumulated other comprehensive income	—	(18)	(18)

Carrying Values and Estimated Fair Values of Financial Assets and Liabilities

The carrying value of cash and cash equivalents, accounts receivable, bank operating loans, accounts payable and accrued liabilities approximates their fair value due to the short-term maturity of these instruments.

The fair value of long-term debt is the present value of future cash flows associated with the debt. Market information such as treasury rates and credit spreads is used to determine the appropriate discount rates. The estimated fair value of long-term debt at December 31 was as follows:

	2007		2006		2005
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value	Value	Value

Long-term debt	$2,814	$2,903	$1,611	$1,671	$1,886	$1,995

Commodity Price Risk Management

Natural Gas Contracts

The Company has a portfolio of fixed and basis price offsetting physical forward purchase and sale natural gas contracts relating to marketing of other producers’ natural gas. The objective of these contracts is to “lock in” a positive spread between the physical purchase and sale contract prices. At December 31, 2007, the Company had the following third party offsetting physical purchase and sale natural gas contracts, which met the definition of a derivative instrument:

	Volumes	Fair
	(mmcf)	Value

Physical purchase contracts	32,930	$6
Physical sale contracts	(32,930)	$(5)

These contracts have been recorded at their fair value in accounts receivable and the resulting unrealized gain has been recorded in other expenses in the consolidated statement of earnings for the period.

Natural Gas Production

The Company did not have a natural gas hedge program in 2007 or 2006. In 2005, the Company realized a loss of $17 million related to these natural gas contracts.

Power Consumption

In 2007, the Company realized a loss of less than $1 million (2006 — gain of $6 million; 2005 — gain of $4 million) on hedged power consumption.

Interest Rate Risk Management

The majority of the Company’s long-term debt has fixed interest rates and various maturities. The Company periodically uses interest rate swaps to manage its financing costs. At December 31, 2007, the Company had entered into a fair value hedge using interest rate swap arrangements whereby the fixed interest rate coupon on the medium-term notes was swapped to floating rates with the following terms:

Debt	Amount	Swap Maturity	Swap Rate (percent)	Fair Value

6.95% medium-term notes	$200	July 14, 2009	CDOR + 175 bps	$3

This contract has been recorded at fair value in other assets. In 2007, the Company recognized a gain of less than $1 million (2006 — $1 million; 2005 — $13 million) on the interest rate swap arrangements.

In 2005 the Company unwound interest rate swaps for proceeds of $37 million. The proceeds have been deferred and are being amortized to income over the remaining term of the underlying debt.

Embedded Derivative

The Company entered into a contract with a Norwegian-based company for drilling services offshore China. The contract currency is U.S. dollars, which is not the functional currency of either transacting party. As a result, this contract has been identified as containing an embedded derivative requiring bifurcation and separate accounting treatment at fair value. This embedded derivative has been recorded at fair value in accounts receivable and other assets and the resulting unrealized gain has been recorded in other expenses in the consolidated statement of earnings for the period. In 2007, the impact was an unrealized gain on the embedded derivative of $101 million.

Foreign Currency Risk Management

The Company manages its exposure to foreign exchange rate fluctuations by balancing the U.S. dollar denominated cash flows with U.S. dollar denominated borrowings and other financial instruments. Husky utilizes spot and forward sales to convert cash flows to or from U.S. or Canadian currency.

At December 31, 2007, the Company had a cash flow hedge using the following cross currency debt swaps:

			Canadian
Debt	Swap Amount		Equivalent	Swap Maturity	Interest Rate	Fair Value
					(percent)

6.25% notes	U.S. $	150	$212	June 15, 2012	7.41	$(75)
6.25% notes	U.S. $	75	$90	June 15, 2012	5.65	$(13)
6.25% notes	U.S. $	50	$59	June 15, 2012	5.67	$(8)
6.25% notes	U.S. $	75	$88	June 15, 2012	5.61	$(11)

These contracts have been recorded at fair value in other long-term liabilities. The portion of the fair value of the derivative related to foreign exchange losses has been recorded in earnings to offset the foreign exchange on the translation of the underlying debt. The remaining loss of $5 million, net of tax of $1 million, has been included in OCI. At December 31, 2007, the balance in accumulated other comprehensive income was $14 million, net of tax of $7 million. In 2007, the Company recognized a loss of $62 million (2006 — $4 million; 2005 — $14 million) on the cross currency debt swaps.

On November 10, 2004, the Company unwound its long-dated forwards, which resulted in a gain of $8 million that was deferred and was recognized into income during 2005 on the dates that the underlying hedged transactions took place.

The Company enters into short-dated foreign exchange contracts to fix the exchange rate for conversion of U.S. dollars to Canadian dollars. During 2007, the impact of these contracts was a loss of $18 million (2006 — gain of $2 million; 2005 — gain of $15 million).

The Company entered into forward purchases of U.S. dollars to partially offset the fluctuations in foreign exchange related to the contract for drilling services offshore China, which contains an embedded derivative. At December 31, 2007, the following foreign exchange transactions had been entered into:

Date	Forward Purchases		Canadian Equivalent	Fair Value

October 5, 2007	U.S. $	119	$117	$2
October 11, 2007	U.S. $	119	$116	$2
October 29, 2007	U.S. $	119	$115	$4

These forward contracts have been recorded at fair value in accounts receivable and other assets and the resulting gain has been recorded in other expenses in the consolidated statement of earnings. In 2007, the impact was a gain of $8 million.

Effective July 1, 2007, the Company’s U.S. $1.5 billion of debt financing related to the Lima acquisition was designated as a hedge of the Company’s net investment in the U.S. refining and marketing operations, which are considered self-sustaining. The unrealized foreign exchange gain of $102 million, net of tax of $19 million, arising from the translation of the debt is recorded in OCI.

Unrecognized Gains (Losses) on Derivative Instruments

Prior to the adoption of the new Canadian GAAP financial instruments standards, certain gains and losses on derivative instruments were unrecognized. The following table summarizes these unrecognized gains and losses for comparative purposes.

	2006	2005

Interest rate risk management
Interest rate swaps	$5	$7
Foreign currency risk management
Foreign exchange contracts	(26)	(32)

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

Husky did not have any customers that constituted more than 10% of total sales and operating revenues during 2007.

Note 20

Proposed Transaction with BP

In December 2007, the Company entered into an arrangement to create a 50/50 integrated oil sands joint venture with BP Corporation North America Inc. (“BP”), consisting of upstream and downstream assets. Under the terms of the arrangement, Husky will contribute its Sunrise assets located in the Athabasca oil sands in northeast Alberta to an oil sands partnership and BP will contribute its Toledo refinery located in Ohio, USA to a U.S. joint venture entity. In accordance with Canadian GAAP, these joint entities will be accounted for using the proportionate consolidation method. The transaction is scheduled to close in the first quarter of 2008.

Document C
Form 40-F

RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED
IN THE UNITED STATES

Report of Independent Registered Public Accounting Firm on Reconciliation
to Accounting Principles Generally Accepted in the United States

     To the Board of Directors of Husky Energy Inc.

On February 4, 2008, we reported on the consolidated balance sheets of Husky Energy Inc. (“the Company”) as at December 31, 2007, 2006 and 2005 and the consolidated statements of earnings and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007 which are included in the annual report on Form 40-F. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled “Reconciliation to Accounting Principles Generally Accepted in the United States” included in the Form 40-F. This supplemental note is the responsibility of the Company’s management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/  KPMG llp

KPMG llp
Chartered Accountants

Calgary, Canada
February 4, 2008

Reconciliation to Accounting Principles Generally Accepted in the United States

The Company’s consolidated financial statements have been prepared in accordance with GAAP in Canada, which differ in some respects from those in the United States. Any differences in accounting principles as they pertain to the accompanying consolidated financial statements were insignificant except as described below:

Consolidated Statements of Earnings

	2007	2006	2005
	($ millions, except per
	share amounts)

Net earnings under Canadian GAAP	$3,214	$2,726	$2,003
Adjustments:
Full cost accounting (a)	56	64	66
Related income taxes	(17)	(20)	(23)
Energy trading contracts (c)	—	4	—
Related income taxes	—	(1)	—
Stock-based compensation (d)	(43)	(10)	—
Related income taxes	13	3	—

Earnings before cumulative effect of change in accounting principle under U.S. GAAP	3,223	2,766	2,046
Cumulative effect of change in accounting principle, net of tax (d)	—	11	—

Net earnings under U.S. GAAP	$3,223	$2,777	$2,046

Weighted average number of common shares outstanding under U.S. GAAP (millions)
Basic and diluted	848.8	848.4	847.9
Earnings per share before cumulative effect of change in accounting principle under U.S. GAAP
Basic and diluted	$3.80	$3.26	$2.41
Earnings per share under U.S. GAAP
Basic and diluted	$3.80	$3.27	$2.41

Condensed Consolidated Balance Sheets

	2007		2006		2005
	Canadian	U.S.	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
	($ millions)

Current assets (b)(c)	$3,048	$3,048	$2,179	$2,190	$1,535	$1,591
Property, plant and equipment, net (a)	17,805	17,431	15,550	15,120	13,959	13,465
Other assets (g)	844	838	204	185	222	223

	$21,697	$21,317	$17,933	$17,495	$15,716	$15,279

Current liabilities (b)(c)(d)(g)(h)	$3,099	$3,125	$2,674	$2,696	$2,584	$2,685
Long-term debt (b)	2,073	2,093	1,511	1,557	1,612	1,670
Other long-term liabilities (b)(d)(g)	918	955	756	749	730	688
Future income taxes (a)(b)(c)(d)(g)(h)	3,957	3,806	3,372	3,210	3,270	3,089
Share capital (d)(e)(f)	3,551	3,785	3,533	3,767	3,523	3,757
Retained earnings	8,176	7,666	6,087	5,572	3,997	3,431
Accumulated other comprehensive income
Derivatives designated as cash flow hedges, net of tax (b)	(4)	(4)	—	(18)	—	(21)
Cumulative foreign currency translation	(175)	(175)	—	—	—	—
Hedge of net investment, net of tax	102	102	—	—	—	—
Minimum pension liability, net of tax (g)	—	—	—	—	—	(20)
Pension accounting (g)	—	—	—	(38)	—	—
Pension obligation (g)	—	(36)	—	—	—	—

	$21,697	$21,317	$17,933	$17,495	$15,716	$15,279

Condensed Consolidated Statements of Retained Earnings and Accumulated Other Comprehensive Income

	2007		2006		2005
	Canadian	U.S.	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
	($ millions)

Retained earnings, beginning of year	$6,087	$5,572	$3,997	$3,431	$2,694	$2,085
Net earnings	3,214	3,223	2,726	2,777	2,003	2,046
Adoption of financial instruments (b)	4	—	—	—	—	—
Dividends on common shares	(1,129)	(1,129)	(636)	(636)	(700)	(700)

Retained earnings, end of year	$8,176	$7,666	$6,087	$5,572	$3,997	$3,431

Accumulated other comprehensive income, beginning of year	$—	$(56)	$—	$(41)	$—	$(35)
Adoption of financial instruments (b)	(18)	—	—	—	—	—
Derivatives designated as cash flow hedges, net of tax (b)	14	14	—	3	—	(1)
Cumulative foreign currency translation	(175)	(175)	—	—	—	—
Hedge of net investment, net of tax	102	102	—	—	—	—
Minimum pension liability, net of tax (g)	—	—	—	(5)	—	(5)
Reversal of minimum pension liability, net of tax (g)	—	—	—	25	—	—
Pension accounting (g)	—	—	—	(38)	—	—
Pension obligation (g)	—	2	—	—	—	—

Accumulated other comprehensive income, end of year	$(77)	$(113)	$—	$(56)	$—	$(41)

Condensed Consolidated Statements of Earnings and Comprehensive Income

	2007		2006		2005
	Canadian	U.S.	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
	($ millions)

Sales and operating revenues (b)(c)	$15,518	$14,072	$12,664	$10,790	$10,245	$8,445
Costs and expenses (excluding depletion, depreciation and amortization) (b)(c)(d)	9,408	8,005	7,422	5,554	6,112	4,312
Accretion expense	47	47	45	45	33	33
Depletion, depreciation and amortization (a)	1,806	1,750	1,599	1,535	1,256	1,190
Interest — net	130	130	92	92	32	32

Earnings before income taxes	4,127	4,140	3,506	3,564	2,812	2,878
Income taxes (a)(c)(d)	913	917	780	798	809	832

Earnings before cumulative effect of change in accounting principle	3,214	3,223	2,726	2,766	2,003	2,046
Cumulative effect of change in accounting principle, net of tax (d)	—	—	—	11	—	—

Net earnings	3,214	3,223	2,726	2,777	2,003	2,046
Other comprehensive income (b)(g)	(59)	(57)	—	2	—	6

Comprehensive income	$3,155	$3,166	$2,726	$2,779	$2,003	$2,052

The increases or decreases noted above refer to the following differences between U.S. GAAP and Canadian GAAP:

(a)	Under Canadian GAAP the ceiling test is performed by comparing the carrying value of the cost centre based on the sum of the undiscounted cash flows expected from the cost centre’s use and eventual disposition. If the carrying value is unrecoverable the cost centre is written down to its fair value using the expected present value approach of proved plus probable reserves using future prices. Under U.S. GAAP, companies using the full cost method of accounting for oil and gas producing activities perform a ceiling test on each cost centre using discounted estimated future net revenue from proved oil and gas reserves using a discount factor of 10%. Prices used in the U.S. GAAP ceiling tests performed for this reconciliation were those in effect at the applicable year-end. At December 31, 2001, the Company recognized a U.S. GAAP ceiling test write down of $334 million after tax. Depletion expense for U.S. GAAP is reduced by $52 million (2006 — $60 million; 2005 — $62 million), before tax of $16 million (2006 — $19 million; 2005 — $21 million).

Under U.S. GAAP, prices used in the reserve determination were those in effect at the applicable year-end. For Canadian GAAP, forecast prices are used in the reserve determination. The different prices result in a lower reserve base for U.S. GAAP. Additional depletion of $39 million, net of tax of $14 million, was recorded under U.S. GAAP in December 2004. As of the first quarter of 2005 these reserves became economical again. Depletion expense for U.S. GAAP is reduced by $4 million (2006 and 2005 — $4 million), before tax of $1 million (2006 — $1 million; 2005 — $2 million).

(b)	Effective January 1, 2007, the Company adopted the new Canadian GAAP standards relating to financial instruments. These standards have been adopted prospectively. This new guidance substantially harmonizes Canadian GAAP with U.S. GAAP, with the exception of the treatment of debt issue costs. Under the new Canadian GAAP requirements, unamortized debt issue costs are offset against the related long-term debt. Under U.S. GAAP, debt issue costs are deferred in other assets. At December 31, 2007, $20 million was reclassified from long term-debt to other assets for U.S. GAAP purposes.

At December 31, 2006, the Company recorded additional assets and liabilities for U.S. GAAP purposes of $5 million (2005 — $7 million) and $31 million (2005 — $39 million), respectively, for the fair values of derivative financial instruments recorded under Statements of Financial Accounting Standards (“FAS”) 133, “Accounting for Derivative Instruments and Hedging Activities.” For the period ended December 31, 2006, the Company did not have any gains or losses (2005 — gain of less than $1 million, net of tax) for U.S. GAAP purposes with respect to derivatives designated as fair value hedges relating to commodity price risk. In addition, the amount included in OCI was decreased by $3 million net of tax (2005 — increased by $1 million), for changes in the fair values of the derivatives designated as hedges of cash flows relating to commodity price risk, foreign exchange risk and the transfer to income of amounts applicable to cash flows occurring in 2006. In 2005 and 2003 the Company unwound interest rate swaps that were fair value hedges of debt for proceeds of $37 million and $44 million, respectively. Prior to the adoption of the new Canadian GAAP standards relating to financial instruments, the proceeds received were recorded to current and long-term liabilities and were deferred over the life of the debt. For U.S. GAAP purposes, the balance in the current and long-term liabilities was reclassified to long-term debt consistent with fair value hedge treatment. Upon adoption of the new Canadian standards, the treatment of these proceeds are the same as U.S. GAAP.

(c)	Prior to the adoption of the new Canadian standards for financial instruments, Canadian GAAP differed from U.S. GAAP with regards to natural gas purchase and sales contracts. Previously under Canadian GAAP, the impact of energy trading contracts was recorded as the contracts settled. Under the new Canadian standards for financial instruments, natural gas purchase and sale contracts related to energy trading activities are recorded at fair value, consistent with Emerging Issues Task Force (“EITF”) 02-03, “Issues Involved in Accounting for Derivative Contracts held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities.” Under U.S. GAAP, at December 31, 2006, the Company recorded additional assets and liabilities of $6 million (2005 — $49 million) and nil (2005 — $48 million), respectively, and included the unrealized gain, net of tax of $3 million (2005 — gain of less than $1 million), in earnings for the year. For U.S. GAAP, unlike Canadian GAAP, these gains and losses continue to be netted against sales and operating revenues.

(d)	In January 2006, the Company adopted the fair value accounting provisions under FAS 123(R), “Share-Based Payment.” Under FAS 123(R) awards that are classified as liabilities are re-measured based on the award’s fair value at each reporting date until settlement. Under FAS 123 awards classified as liabilities were measured at their intrinsic value. FAS 123(R) was adopted using the modified prospective application method. The related cumulative effect of the change in accounting principle to net earnings at January 1, 2006 was an increase of $16 million, before tax of $5 million. The change resulted in a decrease to current liabilities of $12 million and long-term liabilities of $4 million and an increase to future income tax liability of $5 million. There was no impact on the Company’s cash flow as a result of adoption of FAS 123(R).

At December 31, 2007, for U.S. GAAP purposes the Company recorded an increase to current liabilities of $17 million (2006 — decrease of $7 million) and an increase to long-term liabilities of $20 million (2006 — $1 million). The Company also recorded a decrease to net earnings of $43 million (2006 — increase of $6 million), before tax of $13 million (2006 — $2 million).

Under FAS 123(R), the Company is using the Black-Scholes option pricing model to estimate the fair value of the liability related to the options issued under the Company’s tandem plan. The assumptions used in calculating fair value were:

	2007	2006

Initial expected life (years)	3.5	3.5
Expected annual dividend per share	$1.32	$1.00
Range of expected volatilities used (%)	21.4 - 27.1	19.1 - 29.4
Weighted-average expected volatility (%)	25.5	27.6
Range of risk-free interest rates used (%)	3.7 - 3.9	3.9 - 4.2

At December 31, 2007, the total intrinsic value of options exercised during the year was $13 million (2006 — $7 million), the share-based liability paid for the year was $151 million (2006 — $97 million) and the total fair value of options vested during the year was $66 million (2006 — $87 million).

The weighted average remaining contractual term of options fully vested and currently exercisable is 1.6 years (2006 — 2.4 years). The aggregate intrinsic value of options fully vested and currently exercisable is $137 million (2006 — $120 million) and the aggregate intrinsic value of options fully vested and expected to vest is $181 million (2006 — $267 million). The unrecognized compensation cost for 2007 related to non-vested awards is $51 million (2006 — $30 million) and the weighted average period that these costs will be recognized over is 1.6 years (2006 — 0.9 years).

(e)	As a result of the reorganization of the capital structure which occurred in 2000, the deficit of Husky Oil Limited of $160 million was eliminated. Elimination of the deficit would not be permitted under U.S. GAAP.

(f)	Until 1997 the Company recorded interest waived on subordinated shareholders’ loans and dividends waived on Class C shares as a reduction of ownership charges. Under U.S. GAAP, waived interest and dividends in those years would be recorded as interest on subordinated shareholders’ loans and dividends on Class C shares and as capital contributions.

(g)	In December 2006, the Company adopted FAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans.” This standard requires the Company to recognize the overfunded or underfunded status of a defined benefit post-retirement plan as an asset or liability. The funded status is measured as the difference between the fair value of a plan’s assets and its benefit obligations. Changes in this funded status are recognized through comprehensive income in the year in which the change occurs. The additional minimum liability previously recorded under FAS 87 has been eliminated. There is no impact to earnings recognition under the new requirement.

The following is the impact of initially applying FAS 158:

	Before		After
	FAS 158	Adoption	FAS 158
	Adoption	Adjustment	Adoption
	($ millions)

Consolidated Balance Sheets
Assets
Other assets — prepaid pension asset	$19	$(19)	$—
Liabilities and Shareholders’ Equity
Additional minimum liability	36	(36)	—
Other long-term liabilities — pension payable	30	(30)	—
Current liabilities — unfunded status of plan	—	8	8
Other long-term liabilities — unfunded status of plan	—	58	58
Future income taxes	3,216	(6)	3,210
Accumulated other comprehensive income	(43)	(13)	(56)

At December 31, 2007, the underfunded status of the plan recorded to current and long-term liabilities was $9 million (2006 — $8 million) and $54 million (2006 — $28 million), respectively. OCI was increased by $2 million, net of tax of $1 million.

The amounts reported in accumulated other comprehensive income at December 31, 2007 are comprised of experience gains and losses from prior periods and $3 million (2006 — $5 million) is expected to be recognized as a component of net periodic benefit cost over the next year. The Company does not expect to return any of the plan assets to the Company within the next year.

Under FAS 87, “Employers’ Accounting for Pensions,” the Company amortized the portion of the unrecognized gains or losses that exceeded 10% of the greater of the projected benefit obligation or the market-related value of pension plan assets. The market-related value of pension plan assets is the fair value of the assets or a calculated value that recognizes changes in fair value over not more than five years. An additional minimum liability was recognized if the unfunded accumulated benefit obligation exceeded the unfunded pension cost already recognized. If an additional minimum liability was recognized, an amount equal to the unrecognized prior service cost was recognized as an intangible asset and any excess was reported in OCI. At December 31, 2006, the additional minimum liability was increased by $6 million (2005 — increase of $6 million) with a decrease to OCI of $5 million (2005 — decrease of $5 million), net of tax.

In January 2007, the Company adopted FASB Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes.” This Interpretation clarifies the accounting for the uncertainty in income taxes recognized in accordance with FAS 109. FIN 48 establishes a two-step process for the evaluation of a tax position taken or expected to be taken in a tax return. The first step recognizes whether or not a tax position is sustainable based on a “more-likely-than-not” determination. If the tax position meets the more-likely-than-not threshold, the second step measures the amount of tax benefit to recognize in the financial statements. Under FIN 48, the tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Husky’s adoption of FIN 48 resulted in no adjustments to its tax provision recorded under Canadian GAAP.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

($ millions)

Balance at January 1, 2007	$—
Additions based on tax positions related to the current year	30

Balance at December 31, 2007	$30

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $30 million.

The Company does not expect any significant changes to its unrecognized tax benefits within the next 12 month period at this time.

The following are the tax years which remain subject to examination by major tax jurisdictions:

Tax Year	Jurisdiction

1998 - 2007	Federal — Canada Revenue Agency (Alberta and Ontario)
1999 - 2007	Internal Revenue Service — United States

Additional U.S. GAAP Disclosures

Corporate Acquisitions

As described in Note 8 to the Consolidated Financial Statements, effective July 1, 2007, the Company purchased all of the outstanding shares of the Lima Refining Company. This transaction supports the Company’s ongoing strategic plan of expanding its downstream business and further enhances the Company as a fully integrated energy and energy related company.

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

For derivatives designated as cash flow hedges, the portion of the changes in the fair value of the derivatives that are effective in hedging the changes in future cash flows are recognized in OCI until the hedged items are recognized in earnings. Any portion of the change in the fair value of the derivatives that is not effective in hedging the changes in future cash flows is included in earnings. No portion of the fair value of the derivatives related to time value has been excluded from the assessment of hedge effectiveness in these hedging relationships.

Stock Option Plan

In December 2004, the Financial Accounting Standards Board (“FASB”) issued FAS 123(R), which replaced FAS 123 and superseded Accounting Principles Board (“APB”) Opinion 25. FAS 123(R) requires compensation cost related to share-based payments be recognized in the financial statements and that the cost must be measured based on the fair value of the equity or liability instruments issued. Under FAS 123(R) all share-based payment plans must be valued using option-pricing models. For U.S. GAAP, the liability related to the options issued under the Company’s tandem plan is measured at fair value using an option pricing model. Under Canadian GAAP, the liability is measured based on the intrinsic value of the option. Over the life of the option the amount of compensation expense recognized will differ under U.S. and Canadian GAAP, creating a temporary GAAP timing difference. At exercise or surrender of the option, the compensation expense to be recorded will be equal to the cash payment, which will be identical under U.S. and Canadian GAAP and there will no longer be a GAAP difference. FAS 123(R) was effective January 1, 2006.

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

	2007	2006	2005

Depletion, depreciation and amortization per boe	$11.34	$10.75	$9.38

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued FAS 155, “Accounting for Certain Hybrid Financial Instruments — an Amendment of FASB Statements No. 133 and 140,” which addresses a temporary exemption from the application of the bifurcation requirements of FAS 133 to beneficial interests in securitized financial assets. Under the new standard, a requirement exists to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative which requires bifurcation. FAS 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative and would otherwise require bifurcation from the host contract. This standard eliminates the exemption from applying FAS 133 to interests in securitized financial assets so that similar instruments are accounted for similarly regardless of the form of the instruments. FAS 155 also eliminates the exclusion of a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. FAS 155 was effective for the Company for all financial instruments acquired or issued on or after January 1, 2007. The Company does not have any material hybrid financial instruments.

Accounting for Servicing of Financial Assets

In March 2006, the FASB issued FAS 156, “Accounting for Servicing of Financial Assets — an Amendment of FASB Statement No. 140.” This Statement requires an entity to recognize a servicing asset or servicing liability each time it undergoes an obligation to service a financial asset by entering into certain servicing contracts. All separately recognized servicing assets and servicing liabilities are initially measured at fair value. For subsequent measurement of servicing assets and servicing liabilities, an entity is permitted to choose between the amortization method and the fair value measurement method. FAS 156 requires separate presentation of servicing assets and servicing liabilities subsequently measured in the balance sheet. Additional disclosures are required for separately recognized servicing assets and servicing liabilities. FAS 156 was effective for the Company on January 1, 2007. The application of FAS 156 did not have a material impact on the financial statements.

Accounting for Planned Major Maintenance Activities

In September 2006, the FASB issued FASB Staff Position (FSP) on AUG AIR-1, “Accounting for Planned Major Maintenance Activities,” which amends certain provisions in the AICPA Industry Audit Guide, “Audits of Airlines” and APB Opinion No. 28, “Interim Financial Reporting.” This FSP prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods. The guidance in this FSP is applicable to entities in all industries. FSP AUG AIR-1 was effective for the Company on January 1, 2007 and required retrospective application, unless impracticable to do so. The application of FSP AUG AIR-1 did not have an impact on the financial statements.

New Accounting Standards not yet Implemented

Fair Value Measurement

In September 2006, the FASB issued FAS 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value in U.S. GAAP pronouncements and expands the disclosure requirements for fair value measurements. Prior to FAS 157, various definitions of fair value existed with limited guidance for application of these definitions in U.S. GAAP. Fair value under this standard is focused on a market-based measurement as opposed to an entity-specific measurement. This standard establishes a fair value hierarchy which distinguishes between market participant assumptions based on market data obtained from independent sources and the reporting entity’s own assumptions about the market. FAS 157 is effective for the Company on January 1, 2008, with the exception of items not recognized or disclosed at fair value in the Company’s financial statements on a recurring basis. FAS 157 is effective for these items on January 1, 2009. The provisions of this Statement are applied prospectively with certain exceptions which require retrospective application. The Company will consider this fair value measurement framework when applying other U.S. GAAP pronouncements where fair value is a consideration.

Employers’ Accounting for Defined Benefit Pension and Other Post-Retirement Plans

On December 31, 2006, the Company adopted the recognition and disclosure provisions of FAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an Amendment of FASB Statements No. 87, 88, 106 and 132(R).” In addition, FAS 158 has a measurement requirement to measure plan assets and benefit obligations as of the date of the Company’s fiscal year-end balance sheet. This measurement provision is effective for the Company on December 31, 2008. The Company does not expect the application of FAS 158 to have an impact on the financial statements.

Business Combinations and Non-Controlling Interests

In December 2007, the FASB issued FAS 141(R), “Business Combinations (Revised 2007)” and FAS 160, “Non-Controlling Interests in Consolidated Financial Statements — An Amendment of Accounting Research Bulletin (ARB) No. 51.” These standards require the use of fair value accounting for business combinations and non-controlling interests. Equity securities issued as consideration in a business combination will be recorded at fair value as of the acquisition date as opposed to being valued over a period which includes a few days prior to and after the terms of the business combination have been agreed to and announced. In addition, entities will no longer have the ability to capitalize any direct and incremental costs incurred in the business combination. Instead, these transaction costs will require to be expensed under the new standards. The period of one year to complete the accounting for a business combination remains unchanged. Non-controlling interests will require initial measurement at fair value and will be classified as a separate component of equity. FAS 141(R) is to be applied prospectively and is effective for the Company for business combinations for which the acquisition date is on or after January 1, 2009. FAS 160 is effective for the Company on January 1, 2009 and is to be applied prospectively, with the exception of the presentation and disclosure requirements, which will require retrospective application for all periods presented.

Document D
Form 40-F

Management’s Discussion and Analysis

February 21, 2008

Husky Energy Inc.

Management’s Discussion and Analysis

For the Year Ended December 31, 2007

February 21, 2008.

MANAGEMENT’S DISCUSSION AND ANALYSIS

February 21, 2008

1

1.	FINANCIAL SUMMARY

1.1	FINANCIAL POSITION

1.2	FINANCIAL PERFORMANCE

Total Shareholder Returns

The following table shows the total shareholder returns compared with the Standard and Poor’s and the Toronto Stock Exchange energy and composite indices.

	Husky common shares	S&P/TSX energy index	S&P/TSX composite index
2003	43%	24%	24%
2004	46%	29%	12%
2005	72%	61%	22%
2006	32%	3%	15%
2007	14%	5%	7%
Five year average	40%	23%	16%
Five year cumulative return	441%	178%	109%

1.3	SELECTED ANNUAL INFORMATION

	2007	2006	2005
	($ millions, except where indicated)

Sales and operating revenues, net of royalties	$15,518	$12,664	$10,245
Segmented earnings
Upstream	$2,596	$2,295	$1,524
Midstream	535	482	495
Downstream	297	106	82
Corporate and eliminations	(214)	(157)	(98)

Net earnings	$3,214	$2,726	$2,003

Per share — basic/diluted	$3.79	$3.21	$2.36
Dividends per common share	$1.08	$0.75	$0.325
Special dividend per common share	$0.25	$—	$0.50
Total assets	$21,697	$17,933	$15,716
Long-term debt excluding current portion	$2,073	$1,511	$1,612
Return on equity (percent)	30.2	31.8	29.2
Return on average capital employed (percent)	25.7	27.0	22.8

2.	HUSKY’S BUSINESSES

Husky is a Canadian-based energy and energy-related company with revenues for the year of $15.5 billion and over 4,000 employees. Husky is integrated through the three industry sectors: upstream, midstream and downstream. In the upstream sector, we explore for, develop and produce crude oil and natural gas (upstream business segment). In the midstream sector, we upgrade heavy crude oil (upgrading business segment), process and pipeline heavy crude oil, maintain interests in two cogeneration plants as well as store and market crude oil and natural gas (infrastructure and marketing business segment). In the downstream sector, we distribute motor fuel and ancillary and convenience products, manufacture and market asphalt products, produce ethanol and operate two regional refineries in Canada (Canadian refined products business segment) and refine crude oil and market refined products in the U.S. Midwest (U.S. refining and marketing business segment).

3.	CAPABILITY TO DELIVER RESULTS

Husky’s ability to deliver results is dependent on commodity prices, the Company’s continued success in exploring for oil and gas, efficient and safe execution of capital projects, efficient and safe operations, effective marketing, retention of expertise and continued access to the financial markets.

3.1	UPSTREAM

•	substantial position in the Alberta oil sands. The initial stages of the development of this asset include the Tucker oil sands project that is currently operating and the Sunrise project that is in the early development phase;

•	leading position and extensive expertise in the exploration and production of heavy oil by both cold production and thermal recovery methods in Western Canada;

•	large base of producing properties in Western Canada that have responded well to the application of increasingly sophisticated exploitation techniques;

•	expertise and experience exploring and developing the significant natural gas potential in the deep basin, foothills, and northwest plains of Alberta and British Columbia;

•	harsh weather offshore exploration, development and production expertise as demonstrated by the successful White Rose development offshore the East Coast of Canada. In addition to the White Rose oil field, we hold an interest in Terra Nova and a large portfolio of significant discovery and exploration licenses offshore Newfoundland and Labrador and offshore Greenland;

•	large position offshore China that includes an interest in the Wenchang oil field and large portfolio of exploration blocks. By exploration, the Company discovered China’s largest deep water natural gas field in 2006; and

•	offshore Indonesia we hold significant discovery and exploration licenses. The Madura natural gas and natural gas liquids discovery is the current focus for development.

3.2	MIDSTREAM

•	reliable heavy oil upgrading facility located in the Lloydminster heavy oil producing region with a throughput capacity of 82 mbbls/day;

•	reliable and efficient heavy oil pipeline systems well integrated in the Lloydminster producing region;

•	participation in two cogeneration power facilities having a combined 295 MW of capacity, both of which support local plant operations;

•	natural gas storage in excess of 37 bcf, owned and leased;

•	large scale petroleum marketer balancing the needs of both customers and suppliers; and

•	large scale supplier of crude oil and natural gas feedstock for our plants and facilities.

3.3	DOWNSTREAM

•	160 mbbls/day full product spectrum refinery at Lima, Ohio, U.S.A.;

•	major regional marketer with 505 retail marketing locations including bulk plants and travel centers with strategic land positions in Western Canada;

•	refinery in Prince George, British Columbia with 12 mbbls/day capacity of low sulphur gasoline and ultra low sulphur diesel;

•	largest producer of ethanol in Western Canada with a combined 260 million litre per year capacity at plants located in Lloydminster, Saskatchewan and Minnedosa, Manitoba;

•	largest marketer of paving asphalt in Western Canada with a 28 mbbls/day capacity asphalt refinery located in Lloydminster, integrated with the local heavy oil production transportation and upgrading infrastructure;

•	strong product niche in the areas of quality products such as our ethanol enhanced — Mother Nature’s Fuel, Diesel Max, Chevron lubricants and our Black Max polymer modified asphalt;

•	full retail network provides for substantial opportunities for ancillary non-fuel income streams, including convenience stores, restaurants, service bays and carwashes; and

•	modern retail technology, with a proven new Husky Market design concept.

3.4	CORPORATE

Our corporate capabilities are discussed in the following sections:

•	Section 8. Liquidity and Capital Resources

•	Section 11.5 Controls and Procedures

4.	STRATEGIC PLAN

Our upstream strategy is to continue exploiting our oil and gas asset base in the Western Canadian Sedimentary Basin while expanding into large scale sustainable areas including the Alberta oil sands, northern basins, Canada’s East Coast, offshore Greenland and highly prospective basins offshore Southeast Asia.

Building on our proven track record of creating value through the integrated production to refined products value chain, we will grow our midstream and downstream throughput capacity to enhance our integration strategy. In the global energy business environment and volatile commodity prices, we must focus on our financial discipline in order to successfully maintain this strategy.

Our current strategic direction by business segments is as follows:

4.1	UPSTREAM

•	continue the development of our large holdings in the Alberta oil sands through in-situ recovery methods such as SAGD and other thermal recovery schemes;

•	in Western Canada focus on natural gas exploration in the foothills and deep basin, and tight gas and coalbed methane in the plains region. Increase recovery from mature fields through enhanced recovery techniques. Explore in the central Mackenzie region of the Northwest Territories;

•	optimize heavy oil production through cold production, thermal recovery techniques and other enhanced recovery techniques;

•	maximize the value of the White Rose asset through the development of satellite tieback oil pools. Participate in the continuing development of Terra Nova. Pursue exploration opportunities and evaluate options to develop natural gas discoveries in the region;

•	optimize production from the Wenchang oil field offshore China by pursuing infill and optimization opportunities;

•	delineate the Liwan discovery offshore China and continue exploration in the surrounding area to complete the evaluation of Block 29/26. Continue exploration of our extensive acreage position offshore China and advance development options for Liwan discovery;

•	advance the development of the Madura field offshore Indonesia and continue exploration on the Madura and East Bawean II production sharing contracts; and

•	explore offshore Greenland, leveraging the experience we have gained off the East Coast of Canada.

4.2	MIDSTREAM

•	continue to enhance and expand our infrastructure in the Lloydminster area and optimize the integration of the upgrader, pipeline, asphalt refinery, cogeneration and ethanol facilities;

•	further expand the Company’s natural gas business;

•	enhance and expand our terminalling infrastructure and services to meet the requirements associated with growing bitumen and heavy oil development;

•	position the Company with greenhouse gas management strategies including participation in industry initiatives, carbon offset opportunities and identification of carbon credit and trading opportunities; and

•	identify and pursue logistics opportunities to meet the requirements associated with the Sunrise development and downstream initiatives.

4.3	DOWNSTREAM

•	look at opportunities to expand asphalt production in Lloydminster;

•	optimize synergies by integrating Lloydminster asphalt refinery outputs with that of the upgrader creating new refined products;

•	maximize revenues by producing ethanol efficiently and effectively and marketing it profitably;

•	construction of strategically located new outlets, enhancement of nonfuel income streams, upgrading of existing petroleum outlets and the sale of nonperforming locations;

•	modernize, automate and upgrade existing petroleum outlets and technology used in operations;

•	pursue mergers, joint venture or form partnerships in the light oil business outside of Western Canada;

•	reconfigure and expand the Lima, Ohio refinery to improve operations and profitability by processing heavier crudes and bitumen blends; and

•	reconfigure and expand the Toledo, Ohio refinery to accommodate Sunrise production as its primary feedstock.

4.4	FINANCIAL OBJECTIVE

Our financial objective is to maintain a strong financial position providing us with the ability to undertake large capital growth projects and providing shareholders with a strong regular return on their investment.

Over the business cycle we intend to:

•	maintain debt to capitalization ratio of less than 40%; and

•	maintain debt to cash flow from operations of less than two times.

5.	KEY PERFORMANCE DRIVERS

To achieve corporate strategic objectives and provide our shareholders with a good return on investment, we need to capture opportunities that will drive corporate performance and increase our position to capture future opportunities. During 2007, key performance drivers that emerged or were advanced are noted below:

5.1	ACROSS SEGMENTS

Integrated Oil Sands Joint Development

On December 5, 2007, Husky announced a joint venture with BP to create an integrated oil sands business. The development consists of a 50/50 partnership to develop the Sunrise oil sands project in the Athabasca oil sands deposit, which Husky will operate and the formation of a 50/50 limited liability company for the existing Toledo, Ohio BP refinery, which BP will operate. These transactions are expected to be completed by the end of March 2008. The development of the Sunrise oil sands project is expected to proceed in three phases. The first phase will result in a productive capacity of 60 mbbls/day of bitumen by 2012 and the second and third phases are targeted to increase the productive capacity to approximately 200 mbbls/day of bitumen by 2015 to 2020. The Toledo refinery is expected to be modified by 2015 to process approximately 120 mbbls/day of bitumen feedstock (diluted as required for transportation purposes) matching the first two phases of the Sunrise oil sands development.

5.2	UPSTREAM

White Rose Development and Delineation

The White Rose oil field received approval on April 2, 2007 to increase annual production to 50 mmbbls from 36.5 mmbbls. The maximum daily production is increased to 140 mbbls/day, up from 100 mbbls/day. We completed the seventh production well in July 2007, which increased White Rose productive capacity to approximately 140 mbbls/day. With the completion of the second gas injection well in September 2007, the original development plan for the South Avalon portion of the White Rose oil field is complete.

At year-end, the North Amethyst front-end engineering design was complete, the glory hole to accommodate the subsea facilities was complete, a drilling rig had been secured and procurement of long lead equipment was underway. The development application has been submitted for approval by the Canada — Newfoundland and Labrador Offshore Petroleum Board (“CNLOPB”) and the provincial government. West White Rose delineation results are being analyzed. The South White Rose extension development plan was approved by the federal and provincial governments.

East Coast Exploration

The acquisition of 3-D seismic covering 2,500 square kilometres is commencing in 2008.

Tucker Oil Sands Project

Tucker production ramp up has been slower than anticipated largely due to the position of some wells relative to the water saturation zone of the reservoir. While optimization strategies are continuing on the existing well pads, the drilling of eight new well pairs on Pad C is complete and a new D pad with well pairs placed in an optimized position in the reservoir has been planned.

Sunrise Oil Sands Project

The front-end engineering design for the Sunrise project was essentially completed. Discussions with regulatory authorities for the development application and the Sunrise project corporate sanction are expected to be in 2008.

Caribou

The front-end engineering design has been finalized for the 10 mbbls/day demonstration project and additional technical work is ongoing. Discussions with regulatory authorities are expected to continue in 2008.

Saleski

The winter drilling program has been reduced from 12 to 6 wells. We are continuing to work on reservoir characterization and various recovery processes.

McMullen Oil Sands Acquisition

In December 2007, an agreement was executed to purchase 110,000 contiguous acres of oil sands leases at McMullen, located in the west central Athabasca oil sands deposit, for $105 million. We have a 100% working interest in these oil sands leases. This land lies adjacent to oil sands leases that we currently hold.

Northwest Territories Exploration

Drilling on the Exploration License (“EL”) 423 in the Central Mackenzie Valley is planned for the first half of 2008. EL 423 is located approximately 60 kilometres southeast of the Summit Creek B-44 and the Stewart Creek D-57 discovery wells. The Dahadinni B-20 well and the Keele River L-52 well commenced drilling in February, 2008. We hold a 75% working interest in this play.

China Exploration

The acquisition of seismic over Block 29/26 in the South China Sea, including the Liwan natural gas discovery was completed. Delineation of the Liwan area is expected to commence in the second half of 2008 upon the arrival of the West Hercules deep water drilling rig, which is currently being constructed in South Korea.

Three exploration wells are planned to be drilled in the shallow waters of the South and East China seas. The first well is expected to spud in the first half of 2008 on Block 23/15 in the Beibu Wan Basin of the South China Sea north of Hainan Island. The second well is expected to spud on Block 39/05 southwest of the Wenchang oil field in the South China Sea before the end of 2008.

Indonesia Exploration and Development

In October 2007, we concluded natural gas sales agreements of 100 mmcf/day from our Madura BD field, offshore Indonesia. The contracts have a term of 20 years, which commences with first production anticipated in 2011. The development plan and production sharing licence extension were submitted to BPMIGAS and MIGAS, the Indonesian regulatory authorities, for approval. Front-end engineering design will commence once regulatory approvals have been received. On the East Bawean II block we completed the acquisition of 1,400 square kilometres of 3-D seismic data.

Land Acquisition Offshore Greenland

During June 2007, we were awarded two exploration licences, Block 5 and Block 7 that cover a combined 21,067 square kilometres. We have an 87.5% working interest in each block and will be the operator. During October 2007, we were awarded a joint working interest in a third exploration licence, Block 6 that covers 13,213 square kilometres. We have a 43.75% non-operated working interest in this licence.

Our work programs for 2008 have been finalized and consist of the acquisition of 3,000 kilometres of 2-D seismic over Block 6 and 7,000 kilometres over blocks 5 and 7. Acquisition of the remainder of the hi-resolution aero-gravity and magnetic survey is expected to be completed in the second quarter of 2008.

5.3	MIDSTREAM

Lloydminster Pipeline

The Lloydminster to Hardisty, Alberta pipeline expansion project phase one is complete and operational. With the exception of an 11 kilometre section in and around the City of Lloydminster, phase two is complete and operational.

Lloydminster Upgrader Expansion

The expansion of the Lloydminster upgrader from 82 to 150 mbbls/day has been deferred after a review of our options for processing heavy oil following the acquisition of the Lima refinery. The Lloydminster expansion remains an option for the future.

5.4	DOWNSTREAM

Acquisition of the Lima Refinery in Ohio

The acquisition of the Lima refinery was completed on July 3, 2007, for a purchase price of U.S. $1.9 billion plus U.S. $540 million for the cost of feedstock and product inventory. The acquisition was effective July 1, 2007. The Lima refinery has an atmospheric crude oil distillation capacity of 160 mbbls/day. The refinery currently processes a light sweet crude oil feedstock slate and produces gasoline and gasoline blendstocks, diesel, jet fuel, petrochemical feedstocks, petroleum coke and other byproducts. The refinery is serviced by both feedstock and product pipelines and production is primarily marketed in the Ohio, Illinois, Indiana and southern Michigan markets.

An engineering evaluation is underway to reconfigure the Lima refinery to increase its capacity to process heavy oil and bitumen blend feedstocks.

The acquisition of a 50% interest in the BP Toledo refinery was announced in December 2007 with an effective date of January 1, 2008. The refinery has the capacity to process 150 mbbls/day of crude oil including 60 mbbls/day of blended heavy sour crude.

Ethanol

In early December 2007, production commenced at the Minnedosa, Manitoba ethanol plant. With a design capacity rate of 130 million litres of ethanol per year, the plant will provide ethanol blending feedstock for the emerging market for ethanol blended gasoline.

5.5	CORPORATE

In September, 2007, a public debt offering was completed in the United States that consisted of U.S. $300 million of 6.2% notes due on September 15, 2017 and U.S. $450 million of 6.8% notes due September 15, 2037. These notes rank on par with our other unsecured long-term debt. The net proceeds of the offering were used to repay part of the short-term bridge financing used to acquire the Lima refinery.

6.	THE 2007 BUSINESS ENVIRONMENT

6.1	RISK FACTORS

Results are significantly influenced by the global and domestic business environment. Some risk factors are entirely beyond our influence and others can, to some extent, be strategically managed. Salient risk factors include:

•	crude oil and natural gas prices;

•	the price differential between light and heavy crude oil and demand related to various crude oil qualities;

•	the price differential between refined products and crude oil (Crack Spread);

•	the availability of incremental reserves of oil and gas, whether sourced from exploration, improved recovery or acquisitions;

•	the availability of prospective drilling rights;

•	the costs to acquire exploration rights, undertake geological studies, appraisal drilling and project development;

•	the availability and cost of labour, material and equipment to efficiently, effectively and safely undertake capital projects;

•	the costs to operate properties, plants and equipment in an efficient, reliable and safe manner;

•	potential actions of governments, regulatory authorities and other stakeholders in the jurisdictions where we have operations;

•	prevailing climatic conditions in our operating locations;

•	the economic conditions of the markets in which we conduct business;

•	regulations to deal with climate change issues;

•	changes to government fiscal policies;

•	the exchange rate between the Canadian and U.S. dollar;

•	changes in workforce demographics; and

•	the cost and availability of capital.

6.2	COMMODITY PRICES AND MARGINS

Average Benchmarks	2007	2006	2005

Upstream
WTI crude oil (U.S. $/bbl)	72.31	66.22	56.56
Brent crude oil (U.S. $/bbl)	72.52	65.14	54.38
Canadian light crude 0.3% sulphur ($/bbl)	77.07	73.29	69.28
Lloyd heavy crude oil @ Lloydminster ($/bbl)	40.75	39.92	31.07
NYMEX natural gas (U.S. $/mmbtu)	6.86	7.23	8.62
NIT natural gas ($/GJ)	6.26	6.62	8.04
Midstream heavy crude oil upgrading
WTI/Lloyd crude blend differential (U.S. $/bbl)	23.81	22.00	21.01
Downstream
New York Harbor 3:2:1 crack spread (U.S. $/bbl)	14.15	9.80	9.50
Cross segment
U.S./Canadian dollar exchange rate (U.S. $)	0.931	0.882	0.826

As an integrated producer, profitability is largely determined by realized prices for crude oil and natural gas and refinery processing margins including the effect of change in the U.S./Canadian dollar exchange rate. All of our crude oil production and the majority of our natural gas production receive the prevailing market price. The price for crude oil is determined largely by global factors and is beyond our control. The price for natural gas is determined more by the North America fundamentals since virtually all natural gas production in North America is consumed by North American customers, predominantly in the United States. Weather conditions will also exert a dramatic effect on short-term supply and demand.

The effect of a U.S. $1/bbl increase in the average price of WTI in 2007 would have resulted in an increase in upstream pre-tax cash flow of approximately $92 million and an increase in upstream earnings of $63 million. In contrast, if the Canadian dollar strengthened by U.S. $0.01, the reduction in 2007 cash flow and net earnings would have been approximately $72 million and $52 million, respectively.

In midstream and downstream, the price of crude oil represents the largest cost and the price of natural gas is one of the most significant operating costs. The largest cost factor in the midstream — upgrading business segment is the price of heavy crude oil feedstock, which is processed into light synthetic crude oil. The largest cost factors in the downstream sector are the crude feedstock and processing costs. Our Lima refining operations process a mix of different types of crude oil from various sources but are primarily light sweet crude oil. Our refined products business in Canada relies primarily on the cost of purchasing refined products for resale in our retail distribution network. The refined products are acquired from other Canadian refiners at rack prices or exchanged with production from our Prince George refinery.

Refining margins (Crack Spread) are calculated as the price difference between crude oil feedstock and two or more refined products in different proportions. The New York Harbor 3:2:1 Crack Spread is a benchmark and is calculated as the difference between the price of a barrel of WTI crude oil and the sum of the price of two thirds of a barrel of reformulated gasoline and the price of one third of a barrel of heating oil. Each refinery has a unique crack spread depending on several variables. The mix of different grades of crude oil feedstock and the mix of refined products produced result in different refinery crack spread calculations.

During the last few years, the world supply and demand balance for hydrocarbons has been edging toward higher demand and as a result prices have increased. Global economic growth is expected to continue with China and India leading the way. Higher prices have stimulated international efforts to increase production. Any reduction in global demand could set the stage for price declines.

Heavier grades of crude oil trade at a discount to light crude oil refinery feedstock since they are more costly to process into motor fuels.

The majority of our crude oil and natural gas production is marketed in North America.

Crude Oil

In 2007, the price of the main benchmark crude oil, West Texas Intermediate (“WTI”), initially declined in the first quarter of 2007, recovered by the end of the first quarter and increased steadily through to the end of July 2007. Except for slight volatility the price of both WTI and Brent increased through the remainder of the third quarter and fourth quarter of 2007, with WTI reaching spot prices just short of U.S. $100/bbl in November. The supply/demand fundamentals supporting crude oil prices did not weaken in 2007. High prices did not result in demand abatement in the United States, the largest crude oil consumer, nor in the high growth emerging economies in Southeast Asia and India. Supply has been affected by OPEC adhering to their production quotas, lower OPEC spare productive capacity, limited refining capacity for heavy crude oil and ongoing geopolitical risk.

Natural Gas

Natural gas inventories were above five year averages and climatic conditions in North America were generally moderate during both the 2007 heating and cooling seasons. These soft market conditions led Husky and other natural gas producers to reallocate capital from natural gas to other areas.

6.3	SENSITIVITIES BY SEGMENT FOR 2007 RESULTS

The following table is indicative of the relative annualized effect on pre-tax cash flow and net earnings from changes in certain key variables in 2007. In essence, the disclosure shows what the effect would have been on 2007 financial results had the indicated variable increased by the notional amount. The analysis is based on business conditions and production volumes during 2007. Each separate item in the sensitivity analysis shows the effect of an increase in that variable only; all other variables are held constant. While these sensitivities are applicable for the period and magnitude of changes on which they are based, they may not be applicable in other periods, under other economic circumstances or greater magnitudes of change.

	2007				Effect on Pre-tax		Effect on
Sensitivity Analysis	Average		Increase		Cash Flow(6)		Net Earnings(6)
					($ millions)	($/share)(7)	($ millions)	($/share) (7)

Upstream and Midstream
WTI benchmark crude oil price	$72.31		U.S. $	1.00/bbl	92	0.11	63	0.07
NYMEX benchmark natural gas price(1)	$6.86		U.S. $	0.20/mmbtu	33	0.04	23	0.03
WTI/Lloyd crude blend differential(2)	$23.81		U.S. $	1.00/bbl	(30)	(0.04)	(21)	(0.02)
Exchange rate (U.S. $ per Cdn $)(3)	$0.931		U.S. $	0.01	(72)	(0.08)	(52)	(0.06)
Downstream
Light oil margins	$0.05		Cdn $	0.005/litre	16	0.02	10	0.01
Asphalt margins	$18.24		Cdn $	1.00/bbl	8	0.01	5	0.01
New York Harbor 3:2:1 crack spread(4)	$14.15		U.S. $	1.00/bbl	24	0.03	15	0.02
Consolidated
Year-end translation of U.S. $ debt (U.S. $ per Cdn $)	$1.012	(5)	U.S.$	0.01			18	0.02

(1)	Includes decrease in earnings related to natural gas consumption.

(2)	Includes impact of upstream and midstream upgrading operations only.

(3)	Assumes no foreign exchange gains or losses on U.S. dollar denominated long-term debt and other monetary items.

(4)	The stated effect has been limited to the 6 month period from July 1, 2007, the effective acquisition date of the Lima refinery.

(5)	U.S./Canadian dollar exchange rate at December 31, 2007.

(6)	Excludes derivatives.

(7)	Based on 849.0 million common shares outstanding as of December 31, 2007.

7.	RESULTS OF OPERATIONS

The earnings of our upstream businesses correlate largely with the prevailing prices for the various grades of crude oil produced and the prices prevailing in the various North American markets for natural gas and natural gas liquids followed by the volume of those commodities that we produce and sell. The earnings of our midstream segment continues the economic value chain through logistics, upgrading, storage, pipeline, processing and marketing. The downstream businesses include refining crude oil into useable products such as transportation fuels, petrochemical feedstocks and road construction materials and marketing them to the end user.

7.1	SEGMENT EARNINGS

		Midstream		Downstream
			Infrastructure	Canadian	U.S.	Corporate
			and	Refined	Refining and	and
Segment Earnings	Upstream	Upgrading	Marketing	Products	Marketing	Eliminations	Total
	($ millions)

2007
Earnings (loss) before income taxes	$3,299	$372	$351	$242	$168	$(305)	$4,127
Net earnings (loss)	2,596	282	253	192	105	(214)	3,214
Capital expenditures(1)	2,388	217	92	212	21	44	2,974

2006
Earnings (loss) before income taxes	2,975	382	277	146	—	(274)	3,506
Net earnings (loss)	2,295	285	197	106	—	(157)	2,726
Capital expenditures(1)	2,627	184	68	285	—	37	3,201

2005
Earnings (loss) before income taxes	2,173	449	278	129	—	(217)	2,812
Net earnings (loss)	1,524	313	182	82	—	(98)	2,003
Capital expenditures(1)	2,730	120	37	191	—	21	3,099

(1)	Excludes capitalized costs related to asset retirement obligations incurred during the period and corporate acquisitions.

7.2	SUMMARY OF QUARTERLY RESULTS

7.3	FOURTH QUARTER

Consolidated net earnings during the fourth quarter of 2007, were $1,074 million, an increase of $532 million or 98% compared with the fourth quarter of 2006. During the fourth quarter of 2007, we recorded a tax benefit of $365 million that resulted from the substantive enactment of Bill C-28 on December 13, 2007. Bill C-28 contains various measures including corporate tax rate reductions. Aside from the non-recurring tax benefit, pre-tax earnings increased by $295 million or 38% in the fourth quarter of 2007 compared with the same period in 2006. Stronger upstream earnings in the fourth quarter of 2007 were due largely to higher crude oil prices, which averaged the highest levels of all eight quarters. Higher pre-tax earnings from the upgrading operations were due to wider average upgrading differentials and higher sales volume. The upgrader operated closer to its capacity during the fourth quarter of 2007 after a second quarter turnaround of 49 days and some additional outages during the third quarter. Downstream pre-tax earnings were higher in the fourth quarter of 2007 because of the 2007 acquisition of the Lima, Ohio refinery. The refinery’s results of operations have been included from the effective date of the acquisition, July 1, 2007.

7.4	UPSTREAM

2007 EARNINGS $2,596 MILLION, UP $301 MILLION FROM 2006

 Production

Upstream Results of Operations

Upstream Earnings Summary	2007	2006	2005
	($ millions)

Gross revenues	$7,287	$6,586	$5,207
Royalties	1,065	814	840

Net revenues	6,222	5,772	4,367
Operating and administration expenses	1,409	1,321	1,050
Depletion, depreciation and amortization	1,615	1,476	1,144
Other(1)	(101)	—	—
Income taxes	703	680	649

Earnings	$2,596	$2,295	$1,524

(1)	Embedded derivative described below.

Revenue

Upstream earnings were $301 million higher in 2007 than in 2006 primarily as a result of increased production of light crude oil from the White Rose and Terra Nova oil fields off the East Coast of Canada. Upstream earnings during 2007 were also increased by higher crude oil prices. Upstream earnings were negatively affected by higher royalties on the East Coast production, lower natural gas prices and natural gas production.

Overall crude oil and NGL production increased by 10% in 2007 compared with 2006, White Rose and Terra Nova increased by 45%, Wenchang by 5% partly offset by a 4% decline of crude oil and NGL production from our Western Canada properties. During 2007, White Rose ramped up to a field capacity of 140 mbbls/stream day (102 mbbls/day Husky’s interest) after the completion of the seventh and final production well of the development plan for the South Avalon portion of the White Rose field. Terra Nova returned to full operation in 2007 after a protracted turnaround and major modification of the FPSO in 2006. In Western Canada the ramping up of the Tucker oil sands production lagged as previously described in Section 5. Conventional heavy oil was marginally lower compared with 2006 due to facility issues and some underperforming wells drilled in 2006, partially offset by good results from the well recompletion and optimization program. Conventional light and medium crude oil production was affected by net divestitures and normal production declines.

Natural gas production decreased in 2007 by 7% compared with 2006 primarily as a result of the reallocation of capital spending for natural gas drilling and tie-ins to other portfolio uses in the low natural gas price and higher cost environment. Other contributing factors included land access and well tie-in delays, divestitures of non-core properties and reservoir depletion.

Operating Costs

Total upstream operating costs averaged $9.09/boe in 2007 compared with $8.77/boe in 2006.

Operating costs in Western Canada conventional averaged $10.93/boe in 2007 compared with $9.79/boe in 2006. Increasing operating costs in Western Canada are related to the nature of exploitation necessary to manage production from maturing fields and new more extensive but less prolific reservoirs. Western Canada operations require increasing amounts of infrastructure including more wells, more extensive pipeline systems, increased water handling and increased use of larger and more extensive natural gas compression systems. In addition, higher levels of industry activity lead to competition for resources and higher service rates and unit costs.

Operating costs at the East Coast offshore operations averaged $4.07/bbl in 2007 compared with $5.48/bbl in 2006. Unit operating costs decreased as a result of lower unit operating costs at White Rose, which benefited by higher production and reliable performance, and Terra Nova which returned to normal production levels following an extended turnaround in 2006.

Operating costs at the South China Sea offshore operations averaged $3.68/bbl compared with $3.61/bbl in 2006.

Depletion, Depreciation and Amortization (“DD&A”)

DD&A under the full cost method of accounting for oil and gas activities is calculated on a country-by-country basis. The DD&A rate is calculated by dividing the capital costs subject to DD&A by the proved oil and gas reserves expressed as equivalent barrels (“boe”). The resultant dollar per boe is assigned to each boe of production to determine the DD&A expense for the period.

Total DD&A averaged $11.75/boe in 2007 compared with $11.24/boe in 2006.

DD&A in Canada averaged $11.77/boe in 2007 compared with $11.24/boe in 2006. The increase in DD&A results primarily from a higher capital base. The higher capital base is due to added infrastructure in Western Canada and large capital investments required to develop reserves off the East Coast of Canada.

At December 31, 2007, capital costs in respect of unproved properties and major development projects were $2.2 billion compared with $2.1 billion at the end of 2006. These costs are excluded from our DD&A calculation until the unproved properties are evaluated and proved reserves are attributed to the project or the project is deemed to be impaired.

Embedded Derivative

During 2007, a $101 million gain was recorded on an embedded derivative related to a contract requiring payment in U.S. currency. The payments are expected to occur over the three-year period from mid-2008. This amount will fluctuate with the U.S./Cdn forward exchange rate until the actual contract settlement.

Average Sales Prices	2007	2006	2005

Crude oil ($/bbl)
Light crude oil & NGL	$73.54	$69.06	$61.56
Medium crude oil	51.12	49.48	43.44
Heavy crude oil & bitumen	40.19	39.92	31.09
Total average	58.24	54.08	42.75
Natural gas ($/mcf)
Average	$6.19	$6.47	$7.96

Upstream Revenue Mix	2007	2006	2005
	Percentage of upstream net revenues

Crude oil
Light crude oil & NGL	51%	45%	29%
Medium crude oil	7%	7%	9%
Heavy crude oil & bitumen	22%	24%	24%
Natural gas	20%	24%	38%

	100%	100%	100%

16

	2007		2006		2005
Netbacks	$	%(1)	$	%(1)	$	%(1)

Total
Crude oil equivalent (per boe)(2)
Gross price	52.41		49.34		44.69
Royalties	7.74	15	6.19	12	7.29	17

Net sales price	44.67		43.15		37.40
Operating costs(3)	9.09	17	8.77	18	8.12	18

	35.58		34.38		29.28
DD&A	11.75	22	11.24	23	9.95	22
Administration expenses & other(3)	(0.17)	—	0.48	1	0.20	—

Earnings before income taxes	24.00	46	22.66	46	19.13	43

Canada
Crude oil equivalent (per boe)(2)
Gross price	51.54		48.48		43.69
Royalties	7.46	14	6.00	12	7.36	17

Net sales price	44.08		42.48		36.33
Operating costs(3)	9.28	18	9.01	19	8.39	19

Operating netback	34.80		33.47		27.94

Western Canada
Crude oil (per boe)(2)
Light crude oil
Gross price	61.02		59.84		60.64
Royalties	7.87	13	7.34	12	8.66	14

Net sales price	53.15		52.50		51.98
Operating costs(3)	13.24	22	11.89	20	9.86	16

Operating netback	39.91		40.61		42.12

Medium crude oil
Gross price	50.42		48.97		43.67
Royalties	8.89	18	8.61	18	7.77	18

Net sales price	41.53		40.36		35.90
Operating costs(3)	13.92	28	13.09	27	10.97	25

Operating netback	27.61		27.27		24.93

Heavy crude oil & bitumen
Gross price	40.14		39.91		31.22
Royalties	5.26	13	5.16	13	3.75	12

Net sales price	34.88		34.75		27.47
Operating costs(3)	12.81	32	11.10	28	9.90	32

Operating netback	22.07		23.65		17.57

Natural gas (per mcfge)(4)
Gross price	6.42		6.65		8.02
Royalties	1.23	19	1.37	21	1.76	22

Net sales price	5.19		5.28		6.26
Operating costs(3)	1.39	22	1.18	18	1.04	13

Operating netback	3.80		4.10		5.22

17

	2007		2006		2005
Netbacks (continued)	$	%(1)	$	%(1)	$	%(1)

East Coast
Light crude oil (per boe)(2)
Gross price	75.37		71.18		62.61
Royalties(5)	9.43	13	1.95	3	5.91	9

Net sales price	65.94		69.23		56.70
Operating costs(3)	4.07	5	5.48	8	5.14	8

Operating netback	61.87		63.75		51.56

International
Light crude oil (per boe)(2)
Gross price	77.07		73.60		63.15
Royalties	15.50	20	12.17	17	5.93	9

Net sales price	61.57		61.43		57.22
Operating costs(3)	3.84	5	3.81	5	2.92	5

Operating netback	57.73		57.62		54.30

(1)	Percent of gross price.

(2)	Includes associated co-products converted to boe.

(3)	Operating costs exclude accretion, which is included in administration expenses & other.

(4)	Includes associated co-products converted to mcfge.

(5)	During the third quarter of 2007, White Rose royalties increased to 16% because the project, off the East Coast, achieved payout status for Tier 1 royalties.

Daily Gross Production	2007	2006	2005

Crude oil (mbbls/day)
Western Canada
Light crude oil & NGL	26.5	30.4	31.4
Medium crude oil	27.1	28.5	31.1
Heavy crude oil & bitumen	106.9	108.1	106.0

	160.5	167.0	168.5
East Coast Canada
White Rose — light crude oil	85.0	63.8	4.8
Terra Nova — light crude oil	14.5	4.7	12.4
China
Wenchang — light crude oil & NGL	12.7	12.1	16.0

	272.7	247.6	201.7

Natural gas (mmcf/day)	623.3	672.3	680.0

Total (mboe/day)	376.6	359.7	315.0

2008 Production Guidance

		Year ended	Original
	Guidance	December 31	Guidance
Gross Production	2008	2007	2007

Crude oil & NGL (mbbls/day)
Light crude oil & NGL	139 - 148	139	128 - 135
Medium crude oil	28 - 29	27	28 - 30
Heavy crude oil & bitumen	114 - 124	107	122 - 130

	281 - 301	273	278 - 295
Natural gas (mmcf/day)	625 - 655	623	670 - 690
Total barrels of oil equivalent (mboe/day)	385 - 410	377	390 - 410

Upstream Capital Expenditure(1)	2007	2006	2005
	($ millions)

Exploration
Western Canada	$456	$497	$389
East Coast Canada and Frontier	84	79	66
International	70	77	55

	610	653	510

Development
Western Canada	1,575	1,675	1,618
East Coast Canada	197	279	579
International	6	20	23

	1,778	1,974	2,220

	$2,388	$2,627	$2,730

(1)	Excludes capitalized costs related to asset retirement obligations incurred during the period and corporate acquisitions.

	2007		2006		2005
Western Canada Drilling	Gross	Net	Gross	Net	Gross	Net
	(wells)

Exploration
Oil	79	79	101	99	89	85
Gas	114	92	330	192	392	196
Dry	14	12	26	24	36	36

	207	183	457	315	517	317

Development
Oil	571	530	590	543	466	433
Gas	343	251	565	490	610	551
Dry	31	29	25	22	42	39

	945	810	1,180	1,055	1,118	1,023

Total	1,152	993	1,637	1,370	1,635	1,340

Upstream Capital Expenditure — Canada

In 2007, upstream capital spending in Canada amounted to $2,312 million, down from $2,530 million in 2006. Capital spending in 2007 comprised $1,236 million on Western Canada conventional areas ($1,443 million in 2006), $549 million in the Lloydminster heavy oil region ($453 million in 2006), $246 million in the Alberta oil sands regions ($276 million in 2006), $267 million for East Coast development ($313 million in 2006) and $14 million for East Coast and Northwest Territories exploration ($45 million in 2006).

In 2007, spending on exploration activities comprised $158 million in the foothills and deep basin regions of Alberta and north east British Columbia, down $78 million from 2006. Our targets in these regions are predominantly deep natural gas reservoirs that tend to be higher risk but more prolific than elsewhere in the Western Canada Sedimentary Basin. Exploration in this region, which extends along the eastern slopes of the Rocky Mountains in Alberta and into northeastern British Columbia, involves drilling deep wells into higher pressure gas formations. In 2007, the number of natural gas wells drilled was reduced due to low natural gas prices and high costs.

In the Lloydminster heavy oil production region, capital spending was primarily for drilling, well and facility optimization and expansion of thermal operations. The 10 to 14 degree API heavy crude oil is produced by several methods including SAGD, cyclic steam and cold production techniques. Producing technology is constantly being developed and evolving once applied in the field.

Capital spending in the oil sands region was on the Tucker, Sunrise, Caribou and Saleski projects. Our Tucker SAGD oil sands project was commissioned in late 2006. We spent $99 million on the Tucker project in 2007 and expect to spend approximately $100 million in 2008 to increase production. At the Sunrise oil sands project we spent $87 million for front-end engineering design, the regulatory approval process and preliminary field work. Sunrise is expected to be developed in three phases as described in Section 5. At Caribou and Saleski approximately $60 million was spent on early stage drilling, facility studies, seismic and technical studies.

At White Rose, production continued to ramp up through 2007 with the drilling of the seventh production well and a second gas injection well. Delineation of several satellite reservoirs to the south, west and north of the South Avalon portion of the field progressed during 2007. Front-end engineering design for the North Amethyst satellite was completed.

Upstream Capital Expenditure — International

Exploration spending totalled $70 million in China and largely involved a seismic program over Block 29/26 covering a total of 3,300 square kilometres. The seismic program was 92% complete prior to being delayed by weather and will be completed in 2008. We also completed the interpretation of seismic data previously acquired over the Liwan natural gas discovery on Block 29/26. In addition, we acquired 1,400 square kilometres of seismic over the East Bawean II Block in the north east Java Basin.

2008 Upstream Capital Program

($ millions)

Western Canada — oil and gas	$1,670
— oil sands	300
East Coast Canada and Frontier	650
International	430

$3,050

Note: Capital program excludes capitalized administration costs, capitalized interest and asset retirement obligations incurred.

Our 2008 capital program concentrates on medium and long-term project development and is 31% above our upstream 2007 capital program spending. Our strategy is to focus on growth and high return projects offshore the East Coast of Canada, China and Indonesia as well as advance the integrated bitumen development at Sunrise.

Given the current low gas price environment, capital expenditure for natural gas development will be allocated to higher return areas, particularly in enhanced oil recovery and in conventional and heavy oil development. Exploration programs in 2008 will include $170 million directed toward opportunities in British Columbia and shallow depth opportunities in Alberta.

We plan to spend $300 million, including $100 million at the Tucker oil sands development, and $160 million on the first phase of the Sunrise project.

Off Canada’s East Coast we plan to spend $425 million on the White Rose satellite tie-back project at North Amethyst and $120 million on the existing White Rose development. In the Central Mackenzie Valley of the Northwest Territories, Husky plans to drill two exploration wells.

Offshore China and Indonesia we plan to spend $430 million in 2008. Approximately $250 million will be spent on drilling, delineation and exploration of the Liwan discovery on Block 29/26 in the South China Sea commencing with delivery of the West Hercules drilling rig in mid-2008. The remainder of the capital program will be used for exploration in the South and East China Seas and development at the Madura BD field, offshore Indonesia. In addition, we plan to spend $40 million on seismic acquisition offshore Greenland.

Oil and Gas Reserves

Husky applied for and was granted an exemption from Canada’s National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities” and provides oil and gas reserves disclosures in accordance with the United States Securities and Exchange Commission (“SEC”) guidelines and the United States Financial Accounting Standards Board (“FASB”) disclosure standards. The information disclosed may differ from information prepared in accordance with National Instrument 51-101.

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

At December 31, 2007, the present value of future net cash flows after tax from Husky’s proved oil and gas reserves, based on prices and costs in effect at year-end and discounted at 10%, was $14.8 billion compared with $10.1 billion at December 31, 2006.

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

	Canada						International		Total
						East
	Western Canada					Coast
	Light
	Crude	Medium	Heavy			Light			Crude
	Oil	Crude	Crude		Natural	Crude	Light	Natural	Oil	Natural	Equivalent
Reconciliation of Proved Reserves	& NGL	Oil	Oil	Bitumen	Gas	Oil	Crude Oil	Gas	& NGL	Gas	Units
	(mmbbls)	(mmbbls)	(mmbbls)	(mmbbls)	(bcf)	(mmbbls)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmboe)
	(constant prices and costs before royalties)

Proved reserves at December 31, 2006	166	87	213	60	2,143	107	14	—	647	2,143	1,004
Technical revisions	1	4	(8)	—	64	26	2	—	25	64	36
Purchase of reserves in place	1	—	—	—	36	—	—	—	1	36	7
Sale of reserves in place	(10)	—	—	—	(23)	—	—	—	(10)	(23)	(14)
Discoveries, extensions and improved recovery	10	7	38	11	199	19	—	—	85	199	118
Production	(9)	(10)	(38)	(1)	(228)	(36)	(5)	—	(99)	(228)	(137)

Proved reserves at December 31, 2007	159	88	205	70	2,191	116	11	—	649	2,191	1,014

Proved and probable reserves At December 31, 2007	213	105	282	1,835	2,664	216	37	516	2,688	3,180	3,218
At December 31, 2006	219	102	289	1,187	2,533	186	23	93	2,006	2,626	2,444

	Canada						International	Total
						East
	Western Canada					Coast
	Light
	Crude		Heavy			Light		Crude
	Oil &	Medium	Crude		Natural	Crude	Light	Oil &	Natural	Equivalent
Reconciliation of Proved Developed Reserves	NGL	Crude Oil	Oil	Bitumen	Gas	Oil	Crude Oil	NGL	Gas	Units
	(mmbbls)	(mmbbls)	(mmbbls)	(mmbbls)	(bcf)	(mmbbls)	(mmbbls)	(mmbbls)	(bcf)	(mmboe)
	(constant prices and costs before royalties)

Proved developed reserves at December 31, 2006	147	79	135	47	1,703	97	13	518	1,703	802
Revision of previous estimate	3	9	16	1	180	33	3	65	180	95
Purchase of reserves in place	—	—	—	—	30	—	—	—	30	5
Sale of reserves in place	(9)	—	—	—	(22)	—	—	(9)	(22)	(13)
Improved recovery	4	2	11	—	117	—	—	17	117	36
Production	(9)	(10)	(38)	(1)	(228)	(36)	(5)	(99)	(228)	(137)

Proved developed reserves at December 31, 2007	136	80	124	47	1,780	94	11	492	1,780	788

7.5	MIDSTREAM

2007 EARNINGS $535 MILLION, UP $53 MILLION FROM 2006

The midstream business is centered around the upgrading operations, which is a business that adds value to heavy crude oil by converting it to synthetic light crude oil. Unlike heavy crude oil, synthetic crude oil is a higher value feedstock for many refineries in Canada and the United States. During 2007 the price of our synthetic crude oil averaged $79.11/bbl compared with $48.38/bbl, the average price of blended heavy crude oil from the Lloydminster area. This resulted in an average synthetic/heavy crude differential of $30.73/bbl. After the cost of upgrading, which averaged $9.83/bbl, the margin of upgrading Lloydminster heavy crude was $20.90/bbl, up 19% over 2006. Profitability also depends on the level of production or throughput.

Upgrader	Pipelines

Upgrading Earnings Summary

Upgrader throughput had lower capacity in 2007 due to a 49 day turnaround in the second quarter of 2007 and other minor outages during the year. In September 2007, a debottleneck project was completed that increased throughput capacity to 82 mbbls/stream day. The second phase of an on-stream reliability project is currently underway and is expected to be complete by the second quarter of 2008.

Upgrading Earnings Summary	2007	2006	2005
	($ millions, except
	where indicated)

Gross margin	$614	$624	$692
Operating costs	221	224	228
Other recoveries	(4)	(6)	(6)
Depreciation and amortization	25	24	21
Income taxes	90	97	136

Earnings	$282	$285	$313

Upgrader throughput(1) (mbbls/day)	61.4	71.0	66.6
Synthetic crude oil sales (mbbls/day)	53.1	62.5	57.5
Upgrading differential ($/bbl)	$30.73	$26.16	$30.70
Unit margin ($/bbl)	$31.67	$27.35	$33.01
Unit operating cost(2) ($/bbl)	$9.83	$8.65	$9.38

(1)	Throughput includes diluent returned to the field.

(2)	Based on throughput.

Infrastructure and Marketing Earnings Summary

Infrastructure and marketing earnings in 2007 increased by $56 million compared with 2006. Higher earnings from oil and gas commodity marketing were realized entirely during the second half of 2007 as crude oil premiums, gas storage profits and NGL extraction margins rose to unprecedented levels. Pipeline earnings in 2007 increased over 2006 supported by higher throughput volume.

Infrastructure and Marketing Earnings Summary	2007	2006	2005
	($ millions, except where indicated)

Gross margin
Pipeline	$115	$104	$92
Other infrastructure and marketing	278	208	217

	393	312	309
Other expenses	14	11	10
Depreciation and amortization	28	24	21
Income taxes	98	80	96

Earnings	$253	$197	$182

Aggregate pipeline throughput (mbbls/day)	501	475	474

Midstream Capital Expenditure

Midstream capital expenditure of $309 million in 2007 was primarily for front-end engineering design for the upgrader expansion, debottleneck projects, contingent consideration, equipment and pipeline upgrades and expansion compared with $252 million in 2006.

In midstream, Husky plans to spend $300 million in 2008 of which $75 million will be spent on plant maintenance at the Lloydminster upgrader and $225 million in the pipeline, infrastructure, contingent consideration and other businesses.

7.6	DOWNSTREAM

2007 EARNINGS $297 MILLION, UP $191 MILLION FROM 2006

The downstream business is comprised of a Canadian based light oil product (motor fuel) retail and wholesale marketing business, a heavy oil products (asphalt) manufacturing and marketing business and a U.S. based refining and wholesale marketing business. The light oil products business relies primarily on acquiring refined product from other Canadian refiners and to a lesser extent, from our own regional refinery located at Prince George, British Columbia. Asphalt products are sourced from our asphalt plant in Lloydminster, Alberta.

The downstream segment is a margin business, which, in order to provide a return, depends on the unit output prices being sufficiently higher than the unit input costs in order to cover process/operating costs and leave a profit.

In 2007, the downstream segment earnings increased due to the acquisition of the Lima, Ohio refinery, for which results have been included since July 1, 2007, and increased Canadian downstream earnings from higher retail light oil product and asphalt product margins.

Canadian Refined Products

Downstream Earnings Summaries

Canadian Refined Products Earnings Summary	2007	2006	2005
	($ millions, except where indicated)

Gross margin
Fuel sales	$188	$138	$126
Ancillary sales	42	36	34
Asphalt sales	160	94	91

	390	268	251
Operating and other expenses	82	74	75
Depreciation and amortization	66	48	47
Income taxes	50	40	47

Earnings	$192	$106	$82

Number of fuel outlets	505	505	515
Refined products sales volume
Light oil products (million litres/day)	8.7	8.7	8.9
Light oil products per outlet (thousand litres/day)	13.2	12.9	12.7
Asphalt products (mbbls/day)	21.8	23.4	22.5
Refinery throughput
Prince George refinery (mbbls/day)	10.5	9.0	9.7
Lloydminster refinery (mbbls/day)	25.3	27.1	25.5
Ethanol production (thousand litres/day)	324.6	59.7	25.6

U.S. Refining and Marketing Earnings Summary	2007
($ millions, except
where indicated)

Gross refining margin	$310
Processing costs	93
Operating and other expenses	1
Interest — net	1
Depreciation and amortization	47
Income taxes	63

Earnings	$105

Selected operating data:
Refinery throughput (mbbls/day)
Crude oil	135
Other feedstock	9
Yield (mbbls/day)
Gasoline	82
Middle distillates	47
Other fuel and feedstock	16
Margins ($/bbl crude throughput)
Gross refining margin	12.42
Unit operating costs ($/bbl of yield)	3.48
Refined product sales (mbbls/day)
Gasoline	81
Middle distillates	46
Other fuel and feedstock	13

Downstream Capital Expenditure

In 2007, downstream capital expenditure of $233 million was primarily for the construction of the Minnedosa ethanol plant, various capital programs related to environmental protection and reliability upgrades at our refineries and plants and for marketing outlet construction and upgrades. In 2006, total downstream capital expenditures were

$285 million largely for similar capital programs but also the construction of the Lloydminster ethanol plant, which was commissioned in September 2006.

Downstream plans to spend approximately $300 million in 2008, with $160 million allocated to the Lima refinery for maintenance and for front-end engineering to reconfigure the plant to process heavy oil. The remainder of the capital will be for maintenance of our refining and ethanol assets and remodeling of our retail stations.

7.7	CORPORATE

2007 EXPENSE $214 MILLION, UP $57 MILLION FROM 2006

In 2007, intersegment eliminations were $71 million higher than in 2006 as inventory value increased with commodity prices. Corporate expenses decreased in 2007 by $14 million compared with 2006 as a result of several offsetting items. Lower administrative costs were largely due to the result of lower measured stock-based compensation offset partially by higher staffing costs. Interest expense increased due to higher borrowing and lower capitalized interest. In 2007, foreign exchange gains were higher than 2006 due to a further decrease in the Canadian dollar equivalent of our U.S. dollar denominated debt commensurate with the U.S./Canadian dollar exchange rate.

Corporate Earnings Summary	2007	2006	2005
	($ millions) income (expense)

Intersegment eliminations — net	$(51)	$20	$(50)
Administration expenses	(151)	(199)	(143)
Depreciation and amortization	(25)	(27)	(23)
Interest — net	(129)	(92)	(32)
Foreign exchange	51	24	31
Income taxes	91	117	119

Earnings (expense)	$(214)	$(157)	$(98)

Foreign Exchange Summary	2007		2006		2005
	($ millions)

(Gain) loss on translation of U.S. dollar denominated long-term debt
Realized		$—		$(42)		$(13)
Unrealized		(197)		35		(38)

		(197)		(7)		(51)

Cross currency swaps
Realized		—		47		—
Unrealized		62		(43)		14

		62		4		14

Other (gains) losses		84		(21)		6

		$(51)		$(24)		$(31)

U.S./Canadian dollar exchange rates:
At beginning of year	U.S.	$0.858	U.S.	$0.858	U.S.	$0.831
At end of year	U.S.	$1.012	U.S.	$0.858	U.S.	$0.858

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

In addition, a change in the value of the Canadian dollar against the U.S. dollar will result in an increase or decrease in Husky’s U.S. dollar denominated debt, as expressed in Canadian dollars, as well as in the related interest expense. At December 31, 2007, 93% or $2.6 billion of our long-term debt was denominated in U.S. dollars. The U.S./Cdn exchange rate at the end of 2007 was U.S. $1.012. The percentage of our long-term debt exposed to the U.S./Cdn exchange rate decreases to 80% when the cross currency swaps are included. Additionally, U.S. $1.5 billion of our U.S. dollar denominated debt has been designated as a hedge of a net investment and the unrealized foreign exchange gain is recorded in Other Comprehensive Income, further reducing the long-term debt exposed to the U.S./Cdn exchange rate to 27%. Refer to Section 8.6, “Financial Risk and Risk Management.”

Consolidated Income Taxes

Consolidated income taxes increased in 2007 to $913 million from $780 million in 2006, an effective tax rate of 22% for both 2007 and 2006.

In 2007, a recovery of future income taxes resulted from recording non-recurring tax benefits of $395 million, $365 million due to changes in the tax rate levied by the Federal Government by Bill C-28 and $30 million due to changes from Bill C-52. In 2006, a recovery of future taxes resulted from recording non-recurring tax benefits of $328 million that arose due to changes in the tax rates for the governments of Canada ($198 million), Alberta ($90 million) and Saskatchewan ($40 million).

The following table shows the effect of non-recurring tax benefits for the periods noted:

	2007	2006	2005
	($ millions)

Income taxes before tax amendments	$1,308	$1,108	$813
Canadian federal and provincial tax amendments	395	328	4

Income taxes as reported	$913	$780	$809

Corporate Capital Expenditure

Corporate capital expenditure of $44 million in 2007 was primarily for computer hardware, software, office furniture and equipment and system upgrades compared with $37 million in 2006.

7.8	RESULTS OF OPERATIONS FOR 2006 COMPARED WITH 2005

Net earnings in 2006 were $2,726 million compared with $2,003 million in 2005. The increase of $723 million was attributable to the following:

Upstream — increase of $771 million due to higher crude oil prices and higher light crude oil production partially offset by lower natural gas sales volume and prices, higher operating costs and DD&A.

Midstream — decrease of $13 million due to narrower upgrading differentials and lower commodity marketing income partially offset by higher crude oil pipeline income.

Downstream — increase of $24 million due to higher margins for motor fuels, higher asphalt product sales volume partially offset by higher depreciation and lower sales volume of motor fuels.

Corporate — expense increased by $59 million due to lower capitalized interest, 2005 litigation settlement, higher staffing costs partially offset by lower intersegment profit eliminations, stock-based compensation and interest expense.

8.	LIQUIDITY AND CAPITAL RESOURCES

8.1 SUMMARY OF CASH FLOW

	2007	2006	2005

Cash flow — operating activities ($ millions)	$4,657	$5,009	$3,650
— financing activities ($ millions)	$433	$(1,626)	$(668)
— investing activities ($ millions)	$(5,324)	$(3,109)	$(2,814)
Debt to capital employed (percent)	19.5	14.3	20.1
Corporate reinvestment ratio(1)	0.9	0.7	0.8

(1)	Reinvestment ratio is based on net capital expenditures including corporate acquisitions.

Cash Flow from Operating Activities

In 2007, cash generated by operating activities was $4,657 million, a decrease of $352 million from 2006. The decrease was largely due to an increase in accounts receivable partially offset by higher payables attributable to the U.S. refining and marketing operation acquired in July 2007.

Cash Flow from (used for) Financing Activities

In 2007, cash provided by financing activities amounted to $433 million. The cash provided was largely from the issuance of long-term debt of $7,222 million offset by the repayment of $5,722 million of long-term debt and the payment of dividends of $1,129 million, which resulted in a net amount of $371 million provided. The remaining $62 million of cash provided was from stock option exercises and change in non-cash working capital less debt issue costs.

Cash Flow used for Investing Activities

Cash used in investing activities amounted to $5,324 million in 2007, an increase of $2,215 million over 2006. Cash invested in 2007 was composed of capital expenditures of $2,931 million, corporate acquisition of $2,589 million and $137 million related to change in non-cash working capital and miscellaneous items partially offset by $333 million of proceeds from asset sales.

8.2	WORKING CAPITAL COMPONENTS

Working capital is the amount by which current assets exceed current liabilities. At December 31, 2007, our working capital deficiency was $51 million compared with $495 million at December 31, 2006. It is not unusual for us to have working capital deficits at the end of a reporting period. These working capital deficits are primarily the result of accounts payable related to capital expenditures for exploration and development. Settlement of these current liabilities is funded by cash provided by operating activities and to the extent necessary by bank borrowings. This position is a common characteristic of the oil and gas industry which, by the nature of its business, spends large amounts of capital.

	2007	2006	Change
	($ millions)

Current assets
Cash and cash equivalents	$208	$442	$(234)	Tax payment
Accounts receivable	1,622	1,284	338	Inclusion of Lima receivables
Inventories	1,190	428	762	Inclusion of Lima inventory
Prepaid expenses	28	25	3

	3,048	2,179	869
Current liabilities
Accounts payable	1,460	1,268	(192)	Inclusion of Lima payables offset by lower capital accruals
Accrued interest payable	20	27	7
Income taxes payable	36	615	579	Tax payment and deferred earnings
Other accrued liabilities	842	664	(178)	Higher accruals due to Lima and increase in dividend offset by lower stock-based compensation in 2007
Long-term debt due within one year	741	100	(641)	Bridge financing for Lima acquisition

	3,099	2,674	(425)

Working capital	$(51)	$(495)	$444

Sources and Uses of Cash

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and develop reserves, to acquire strategic oil and gas assets, repay maturing debt and pay dividends. Husky’s upstream capital programs are funded principally by cash provided from operating activities. During times of low oil and gas prices part of a capital program can generally be deferred. However, due to the long cycle times and the importance to future cash flow in maintaining our production, it may be necessary to utilize alternative sources of capital to continue our strategic investment plan during periods of low commodity prices. As a result, we frequently evaluate our options with respect to sources of long and short-term capital resources. In addition, from time to time we engage in hedging a portion of our production to protect cash flow in the event of commodity price declines. Corporate acquisitions, such as the Lima refinery are financed by issuing investment quality funded debt.

As at December 31, 2007, our outstanding long-term debt totalled $2.8 billion, including amounts due within one year, compared with $1.6 billion at December 31, 2006.

During the second quarter of 2007, we arranged short-term bridge financing from several banks to facilitate closing the acquisition of the Lima refinery on July 3, 2007. The bridge financing provided U.S. $1.5 billion while the remaining funds required were drawn under existing credit facilities.

In September 2007, we issued U.S. $300 million of 6.20% 10-year notes due September 15, 2017 and U.S. $450 million of 6.80% 30-year notes due September 15, 2037 under a shelf prospectus dated September 21, 2006. The net proceeds of these notes were used to repay part of the U.S. $1.5 billion short-term bridge financing for the acquisition of the Lima refinery. Total net proceeds from these issues were U.S. $743 million or $775 million at the then effective exchange rate. The remaining amount that is eligible for issue under our shelf prospectus is U.S. $250 million until October 21, 2008. During the remaining period that the prospectus remains effective, debt securities may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale.

At December 31, 2007, we had no drawings under our $1.25 billion revolving syndicated credit facility. Interest rates under this facility vary and are based on Canadian prime, Bankers’ Acceptance, U.S. LIBOR or U.S. base rate, depending on the borrowing option selected and credit ratings assigned by certain rating agencies to our senior unsecured debt. The syndicated credit facility requires Husky to maintain a debt to cash flow ratio of less than 3.5 times.

At December 31, 2007, we had no draw-down under our $150 million bilateral credit facilities. The terms of these facilities are substantially the same as the syndicated credit facility.

At December 31, 2007, we had utilized $73 million in support of letters of credit under our $270 million in short-term borrowing facilities. The interest rates applicable to these facilities vary and are based on Bankers’ Acceptance, U.S. LIBOR or prime rates. In addition, we utilized $13 million under a $50 million dedicated letter of credit facility.

At a special meeting of the shareholders on June 27, 2007, the shareholders approved a two-for-one share split of our issued and outstanding common shares. On June 27, 2007, the Company filed Articles of Amendment to effect the share split. All references to common share amounts, including common shares issued and outstanding, basic and diluted earnings per share, dividend per share, weighted average number of common shares outstanding and stock options granted, exercised, surrendered and forfeited have been retroactively restated to reflect the impact of the two-for-one share split. The common shares commenced trading on the Toronto Stock Exchange reflecting this split on July 9, 2007.

We declared dividends that aggregated $1.33 per share totalling $1.1 billion in 2007. This included a special dividend of $0.25 per share. The Board of Directors of Husky has established a dividend policy that pays quarterly dividends of $0.33 ($1.32 annually) per common share. The declaration of dividends will be at the discretion of the Board of Directors, which will consider earnings, capital requirements, our financial condition and other relevant factors.

Cash and cash equivalents at December 31, 2007 totalled $208 million compared with $442 million at the beginning of the year.

	December 31, 2007
	Outstanding		Available
Capital Structure	(U.S. $)	(Cdn $)	(Cdn $)
	($ millions)
Short-term bank debt	$—	$—	$197
Long-term bank debt
Syndicated credit facility	—	—	1,250
Bilateral credit facilities	—	—	150
Bridge facility	750	741
Medium-term notes(1)	—	200
Capital securities	225	223
U.S. public notes	1,650	1,630

	2,625	2,794	1,597
Fair value adjustment(1)		3
Debt issue costs(2)		(20)
Unwound interest rate swaps(3)		37

Total short-term and long-term debt	$2,625	$2,814	$1,597

Common shares, retained earnings and accumulated other comprehensive income		$11,650

(1)	The carrying value of the medium-term notes has been adjusted to fair value to meet the accounting requirements for a fair value hedge. Refer to Note 19 to the Consolidated Financial Statements.

(2)	Debt issue costs have been reclassified to long-term debt with the adoption of financial instruments. Previously these deferred costs were included in other assets. Refer to Note 12 to the Consolidated Financial Statements.

(3)	The unamortized portion of the gain on previously unwound interest rate swaps that would be designated as fair value hedges is required to be included in the carrying value of long-term debt with the adoption of financial instruments. Refer to Note 12 to the Consolidated Financial Statements.

Credit Ratings

Husky’s senior debt and capital securities have been rated investment grade by several rating agencies. These ratings are disclosed and explained in detail in our Annual Information Form.

8.3	CASH REQUIREMENTS

Contractual Obligations and Other Commercial Commitments

In the normal course of business, Husky is obligated to make future payments. These obligations represent contracts and other commitments that are known and non-cancellable.

			2009-	2011-
Contractual Obligations	Total	2008	2010	2012	Thereafter
	Payments due by period ($ millions)

Long-term debt and interest on fixed rate debt	$4,382	$1,104	$429	$595	$2,254
Operating leases	1,024	218	553	225	28
Firm transportation agreements	549	165	168	69	147
Unconditional purchase obligations(1)	4,236	2,564	1,472	161	39
Lease rentals and exploration work agreements	848	175	226	232	215
Engineering and construction commitments	71	71	—	—	—

	$11,110	$4,297	$2,848	$1,282	$2,683

(1)	Includes purchase of refined petroleum products, processing services, distribution services, insurance premiums and natural gas purchases.

Based on our 2008 commodity price forecast, we believe that our non-cancellable contractual obligations and other commercial commitments and our 2008 capital program will be funded by cash flow from operating activities and, to the extent required, by available credit facilities. In the event of significantly lower cash flow, we would be able to defer certain of our projected capital expenditures without penalty.

Estimated Obligations Not Included in the Table

•	Asset retirement obligations (“ARO”)

Husky currently includes such obligations in the amortizing base of its oil and gas properties. Effective January 1, 2004, with the adoption of the Canadian Institute of Chartered Accountants (“CICA”) section 3110, “Asset Retirement Obligations,” Husky records a separate liability for the fair value of its ARO. See Note 13 to the Consolidated Financial Statements.

•	Employee future benefits

Husky provides a defined contribution plan and a post-retirement health and dental plan for all qualified employees in Canada. We also provide a defined benefit pension plan for approximately 180 active employees and 480 retirees and their beneficiaries in Canada. This plan was closed to new entrants in 1991 after the majority of our employees transferred to the defined contribution pension plan. We provide a defined benefit pension plan for approximately 385 active employees in the United States. This pension plan was established effective July 1, 2007 in conjunction with the acquisition of the Lima refinery. We also assumed a post-retirement welfare plan covering the employees at the Lima refinery. See Note 17 to the Consolidated Financial Statements.

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

8.4	OFF-BALANCE SHEET ARRANGEMENTS

Accounts Receivable Securitization Program

In the ordinary course of business, we engage in the securitization of accounts receivable. The securitization program permits the sale of a maximum of $350 million of accounts receivable on a revolving basis. At December 31, 2007, there were no accounts receivable sold under the program. The securitization agreement terminates on January 31, 2009. The accounts receivable are sold to an unrelated third party and in accordance with the agreement we must provide a loss reserve to replace defaulted receivables.

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

Derivative Instruments

We utilize derivative financial instruments in order to manage unacceptable risk. The derivative financial instruments currently outstanding are listed and discussed in Section 8.6, “Financial Risk and Risk Management.”

8.5	TRANSACTIONS WITH RELATED PARTIES AND MAJOR CUSTOMERS

In late 2007, TransAlta Power, L.P. was acquired by an indirect subsidiary of Cheung Kong Infrastructure Holdings Limited, which is majority owned by Hutchison Whampoa Limited, which owns 100% of U.F. Investments (Barbados) Ltd. a 34.58% shareholder in Husky. TransAlta Power L.P. is a 49.99% owner of TransAlta Cogeneration, L.P. our partner in the Meridian Cogeneration plant in Lloydminster, Saskatchewan. We sell natural gas to the Meridian Cogeneration plant and other cogeneration plants owned by TransAlta Power L.P. In 2007, we sold $104 million of natural gas to TransAlta Power L.P.

We did not have any customers that constituted more than 10% of total sales and operating revenues during 2007.

8.6	FINANCIAL RISK AND RISK MANAGEMENT

Husky is exposed to market risks related to the volatility of commodity prices, foreign exchange rates and interest rates. Refer to Section 6 under “The 2007 Business Environment.” From time to time, we use derivative instruments to manage our exposure to these risks.

Commodity Price Risk Management

Husky uses derivative commodity instruments from time to time to manage exposure to price volatility on a portion of its oil and gas production and firm commitments for the purchase or sale of crude oil and natural gas.

Power Consumption

During 2007, we made payments totalling less than $1 million on our power consumption hedges.

Foreign Currency Risk Management

At December 31, 2007, Husky had the following cross currency debt swaps in place:

•	U.S. $150 million at 6.250% swapped at $1.41 to $212 million at 7.41% until June 15, 2012.

•	U.S. $75 million at 6.250% swapped at $1.19 to $90 million at 5.65% until June 15, 2012.

•	U.S. $50 million at 6.250% swapped at $1.17 to $59 million at 5.67% until June 15, 2012.

•	U.S. $75 million at 6.250% swapped at $1.17 to $88 million at 5.61% until June 15, 2012.

At December 31, 2007 the cost of a U.S. dollar in Canadian currency was $0.9881.

In 2007, the cross currency swaps resulted in an offset to foreign exchange gains on translation of U.S. dollar denominated debt amounting to $62 million.

In addition, we entered into U.S. dollar forward contracts, which resulted in realized losses totalling approximately $18 million in 2007. In 2004, Husky unwound its long-dated forwards resulting in a gain of $8 million, which was recognized into income during 2005 on the dates the underlying hedged transactions took place.

In 2007, we recorded a $101 million gain on an embedded derivative related to a contract requiring payment in U.S. currency. The payments are expected over a three-year period, commencing in 2008. This amount will fluctuate with the U.S./Cdn forward exchange rate until the actual contract settlement.

During the year, the Company entered into forward purchases of U.S. dollars to partially offset the fluctuations in foreign exchange related to the embedded derivative. In 2007, the impact of these transactions was a gain of $8 million.

Effective July 1, 2007, the Company’s U.S. $1.5 billion of debt financing related to the Lima acquisition has been designated as a hedge of the Company’s net investment in the U.S. refining operations, which are considered self-sustaining. The unrealized foreign exchange gain arising from the translation of the debt was $102 million, net of tax of $19 million, which was recorded in “Other Comprehensive Income.”

Interest Rate Risk Management

In 2007, interest rate risk management activities resulted in a decrease to interest expense of less than $1 million.

The cross currency swaps resulted in an addition to interest expense of $6 million in 2007.

We have interest rate swaps on $200 million of long-term debt, effective February 8, 2002, whereby 6.95% was swapped for CDOR + 175 bps until July 14, 2009. During 2007, these swaps resulted in an offset to interest expense amounting to $1 million.

The amortization of previous interest rate swap terminations resulted in an additional $5 million offset to interest expense in 2007.

8.7 OUTSTANDING SHARE DATA

Authorized:

•	unlimited number of common shares

•	unlimited number of preferred shares

Issued and outstanding: February 15, 2008

•	common shares	849,018,162
•	preferred shares	none
•	stock options	30,195,824
•	stock options exercisable	4,021,714

At February 15, 2008, 54,563,199 common shares were reserved for issuance under the stock option plan. Options awarded under the stock option plan have a maximum term of five years and vest evenly over the first three years.

9.	APPLICATION OF CRITICAL ACCOUNTING ESTIMATES

Husky’s Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Significant accounting policies are disclosed in Note 3 to the Consolidated Financial Statements. Certain of our accounting policies require subjective judgment about uncertain circumstances. The following discussion highlights the nature and potential effect of these estimates. The emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates.

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

Depletion Expense

All costs associated with exploration and development are capitalized on a country-by-country basis. The aggregate of capitalized costs, net of accumulated DD&A, plus the estimated costs required to develop the proved undeveloped reserves, less estimated salvage values, is charged to income over the life of the proved reserves using the unit of production method.

Withheld Costs

Costs related to unproved properties and major development projects are excluded from costs subject to depletion until proved reserves have been determined or their value is impaired. Impairment is transferred to costs being depleted or, if the properties are located in a cost centre where there is no reserve base, the impairment is charged directly to earnings.

Ceiling Test

Each cost centre’s capitalized costs are tested for recoverability at least yearly. The test compares the estimated undiscounted future net cash flows from proved oil and gas reserves based on forecast prices and costs to the carrying amount of a cost centre. If the future cash flows are lower than the carrying costs, the cost centre is written down to its fair value. Fair value is estimated using present value techniques, which incorporate risks and other uncertainties as well as the future value of reserves when determining estimated cash flows.

IMPAIRMENT OF LONG-LIVED ASSETS

Impairment is indicated if the carrying value of the long-lived asset or oil and gas cost centre is not recoverable by the future undiscounted cash flows. If impairment is indicated, the amount by which the carrying value exceeds the estimated fair value of the long-lived asset is charged to earnings.

FAIR VALUE OF DERIVATIVE INSTRUMENTS

Periodically we utilize financial derivatives to manage market risk. Effective January 1, 2007, Husky adopted CICA section 3855, “Financial Instruments — Recognition and Measurement,” section 3865, “Hedges,” section 1530, “Comprehensive Income” and section 3861, “Financial Instruments — Disclosure and Presentation.” These standards provide the recognition, measurement and disclosure requirements for financial instruments and hedge accounting. Refer to Note 19 in the Consolidated Financial Statements.

The estimation of the fair value of commodity derivatives incorporates forward prices and adjustments for quality or location. The estimate of fair value for interest rate and foreign currency hedges is determined primarily through forward market prices and compared with quotes from financial institutions. The estimation of fair value for the Company’s embedded derivative and the forward purchases of U.S. dollars to partially offset the fluctuations in foreign exchange related to the embedded derivative is determined using forward market prices.

ASSET RETIREMENT OBLIGATION

We have significant obligations to remove tangible assets and restore land after operations cease and we retire or relinquish the asset. Our ARO primarily relates to the upstream business. The retirement of upstream assets consists primarily of plugging and abandoning wells, removing and disposing of surface and sub-sea equipment and facilities and restoration of land to a state required by regulation or contract. Estimating the ARO requires us to estimate costs that are many years in the future. Restoration technologies and costs are constantly changing, as are regulatory, political, environmental, safety and public relations considerations.

Inherent in the calculation of the ARO are numerous assumptions and judgments including the ultimate settlement amounts, future third-party pricing, inflation factors, credit adjusted discount rates, timing of settlement and changes in the legal, regulatory, environmental and political environments. Future revisions to these assumptions result in changes to the ARO.

LEGAL, ENVIRONMENTAL REMEDIATION AND OTHER CONTINGENT MATTERS

We are required to both determine whether a loss is probable based on judgment and interpretation of laws and regulations and determine that the loss can reasonably be estimated. When the loss is determined it is charged to earnings. We must continually monitor known and potential contingent matters and make appropriate provisions by charges to earnings when warranted by circumstances.

INCOME TAX ACCOUNTING

The determination of our income and other tax liabilities requires interpretation of complex laws and regulations often involving multiple jurisdictions. All tax filings are subject to audit and potential reassessment after the lapse of considerable time. Accordingly, the actual income tax liability may differ significantly from that estimated and recorded by management.

BUSINESS COMBINATIONS

Under the purchase method, the acquiring company includes the fair value of the various assets and liabilities of the acquired entity on its balance sheet. The determination of fair value necessarily involves many assumptions. In some circumstances the fair value of an asset is determined by estimating the amount and timing of future cash flow associated with that asset. The actual amounts and timing of cash flow may differ materially and may possibly lead to an impairment charged to earnings.

GOODWILL

In combination with purchase accounting, any excess of the purchase price over fair value is recorded as goodwill. Since goodwill results from the culmination of purchase accounting, described above, it too is inherently imprecise. Goodwill must routinely be assessed for impairment and necessarily requires the judgmental determination of the fair value of assets and liabilities.

10.	NEW AND PENDING ACCOUNTING STANDARDS

NEW

Financial Instruments

The new standards for accounting for financial instruments were adopted January 1, 2007. The effect of these standards is disclosed in Note 19 of the Consolidated Financial Statements.

Accounting Changes

In July 2006, the Canadian Accounting Standards Board (“AcSB”) issued a revised CICA section 1506, “Accounting Changes.” Under CICA section 1506, voluntary changes in accounting policy are only permitted if they result in financial statements that provide more reliable and relevant information. Accounting changes are to be applied retrospectively unless impractical. Material prior period errors are applied retrospectively. The revised standard was adopted January 1, 2007 and did not have a material effect on our Consolidated Financial Statements.

PENDING

Financial Instruments — Disclosures and Presentation

In December 2006, the AcSB issued CICA section 3862, “Financial Instruments — Disclosures” and CICA section 3863, “Financial Instruments — Presentation” to replace CICA section 3861, “Financial Instruments — Disclosure and Presentation.” These standards were issued to converge with recently issued International Financial Reporting Standard (“IFRS”) 7. The presentation requirements under section 3863 are unchanged from section 3861. The disclosure requirements under section 3862 have been revised and enhanced. Upon application of section 3862, a reader of our financial statements will be afforded information to evaluate the effect of financial instruments on our financial position and the amount, timing and uncertainty of cash flows associated with financial instruments. Specifically, an increased emphasis has been placed on disclosures regarding the risks associated with recognized and unrecognized financial instruments and how these risks are managed. The disclosures will include both qualitative information about our objectives, policies and processes for risk management and quantitative information that will provide information about the extent to which we are exposed to risk. CICA section 3862 and section 3863 are effective for fiscal years beginning on or after October 1, 2007.

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

11.	READER ADVISORIES

11.1	FORWARD-LOOKING STATEMENTS

Certain statements in this document are forward-looking statements or information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The Company is hereby providing cautionary statements identifying important factors that could cause the Company’s actual results to differ materially from those projected in these forward-looking statements. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as: “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “intend,” “plan,” “projection,” “could,” “vision,” “goals,” “objective” and “outlook”) are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. In particular, forward-looking statements include: our general strategic plans, our production expectation for the Tucker in-situ oil sands project, the completion of the transactions with BP in respect of the 50/50 partnership to develop the Sunrise oil sands project and the 50/50 limited liability company for the Toledo refinery, our integrated oil sands joint development including the Sunrise oil sands project phased development and Toledo refinery modifications, our conceptual development planning for Saleski and Caribou, our White Rose oil field drilling, development and production plans, our East Coast and Northwest Territories exploration programs, our seismic acquisition programs offshore Greenland, the schedule and expected results of our offshore China geophysical and drilling programs, our development plans for the Madura BD field in Indonesia, our plans for expanding our heavy crude oil mainline and the results of the Lima refinery engineering evaluation to increase its heavy oil and bitumen capacity. Accordingly, any such forward-looking statements are qualified in their entirety by reference to, and are accompanied by, the factors discussed throughout this document. Among the key factors that have a direct bearing on our results of operations are the nature of our involvement in the business of exploration for, and development and production of crude oil and natural gas reserves and the fluctuation of the exchange rates between the Canadian and United States dollar.

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

11.2	OIL AND GAS RESERVE REPORTING

DISCLOSURE OF PROVED OIL AND GAS RESERVES AND OTHER OIL AND GAS INFORMATION

Husky’s disclosure of proved oil and gas reserves and other information about its oil and gas activities has been made based on reliance of an exemption granted by Canadian Securities Administrators. The exemption permits Husky to make these disclosures in accordance with requirements in the United States. These requirements and, consequently, the information presented may differ from Canadian requirements under National Instrument 51-101, “Standards of Disclosure for Oil and Gas Activities.” The proved oil and gas reserves disclosed in this document have been evaluated using the United States standards contained in Rule 4-10 of Regulation S-X of the Securities Exchange Act of 1934 and Guide 2 of the Securities Act Industry Guides. The probable oil and gas reserves disclosed in this document have been evaluated in accordance with the Canadian Oil and Gas Evaluation Handbook and National Instrument 51-101. Please refer to “Disclosure of Exemption under National Instrument 51-101” in the Annual Information Form for the year ended December 31, 2007 filed with securities regulatory authorities for further information.

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

CAUTIONARY NOTE TO U.S. INVESTORS

The United States Securities and Exchange Commission (“SEC”) permits U.S. oil and gas companies, in their filings with the SEC, to disclose only proved reserves, that is reserves that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e. prices and costs as of the date the estimate is made. We use certain terms in this document such as “probable reserves”, that the SEC’s guidelines strictly prohibit in filings with the SEC by U.S. oil and gas companies. U.S. investors should refer to our Annual Report on Form 40-F available from us or the SEC for further reserve disclosure.

11.3	NON-GAAP MEASURES

We use measurements primarily based on GAAP and also on secondary non-GAAP measurements. The non-GAAP measurements included in this report are: Cash flow from operations, Return on equity, Return on capital employed, Debt to capital employed and Corporate reinvestment ratio. None of these measurements is used to enhance our reported financial performance or position. These are useful complementary measurements in assessing our financial performance, efficiency and liquidity. They are common in the reports of other companies but may differ by definition and application. The definitions of these measurements are found in Section 11.4, “Additional Reader Advisories.”

The following table shows the reconciliation of cash flow from operations to cash flow — operating activities for the years ended December 31:

	2007	2006	2005
	($ millions)

Non-GAAP
Cash flow from operations	$5,426	$4,501	$3,785
Settlement of asset retirement obligations	(51)	(36)	(41)
Change in non-cash working capital	(718)	544	(72)

GAAP
Cash flow — operating activities	$4,657	$5,009	$3,672

Cash flow from operations is presented in our financial reports because investors use it to analyze operating performance.

11.4	ADDITIONAL READER ADVISORIES

Intention of Management’s Discussion and Analysis

This MD&A is intended to provide an explanation of financial and operational performance compared with prior periods and our prospects and plans. It provides additional information that is not contained in our financial statements.

Review by the Audit Committee

This MD&A was reviewed by the Audit Committee and approved by Husky’s Board of Directors on February 21, 2008. Any events subsequent to that date could conceivably materially alter the veracity and usefulness of the information contained in this document.

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

Use of Pronouns and Other Terms

“We”, “our”, “us”, “Husky” and “the Company” refer to Husky Energy Inc. on a consolidated basis.

Standard Comparisons in this Document

Unless otherwise indicated, comparisons of results are for the years ended December 31, 2007 and 2006 and Husky’s financial position as at December 31, 2007 and at December 31, 2006.

Reclassifications and Materiality for Disclosures

Certain prior year amounts have been reclassified to conform to current year presentation. Materiality for disclosures is determined on the basis of whether the information omitted or misstated would cause a reasonable investor to change their decision to buy, sell or hold the securities of Husky.

Additional Reader Guidance

Unless otherwise indicated:

•	Financial information is presented in accordance with GAAP in Canada. Significant differences between Canadian and United States GAAP are disclosed in the U.S. GAAP reconciliation contained in Form 40-F and available at www.sedar.com.

•	Currency is presented in millions of Canadian dollars (“C$”).

•	Gross production and reserves are Husky’s working interest prior to deduction of royalty volume.

•	Prices are presented before the effect of hedging.

•	Light crude oil is 30[o] API and above.

•	Medium crude oil is 21[o] API and above but below 30[o] API.

•	Heavy crude oil is above 10[o] API but below 21[o] API.

•	Bitumen is 10[o] API and below.

ABBREVIATIONS

bbls	barrels
bps	basis points
mbbls	thousand barrels
mbbls/day	thousand barrels per day
mmbbls	million barrels
mcf	thousand cubic feet
mmcf	million cubic feet
mmcf/day	million cubic feet per day
bcf	billion cubic feet
tcf	trillion cubic feet
boe	barrels of oil equivalent
mboe	thousand barrels of oil equivalent
mboe/day	thousand barrels of oil equivalent per day
mmboe	million barrels of oil equivalent
mcfge	thousand cubic feet of gas equivalent
GAAP	Generally Accepted Accounting Principles
GJ	gigajoule
mmbtu	million British Thermal Units
mmlt	million long tons
MW	megawatt
NGL	natural gas liquids
WTI	West Texas Intermediate
NYMEX	New York Mercantile Exchange
NIT	NOVA Inventory Transfer
LIBOR	London Interbank Offered Rate
CDOR	Certificate of Deposit Offered Rate
SEDAR	System for Electronic Document Analysis and Retrieval
FPSO	Floating production, storage and offloading vessel
FEED	Front-end engineering design
OPEC	Organization of Petroleum Exporting Countries
SAGD	Steam-assisted gravity drainage
MD&A	Management’s Discussion and Analysis
CNLOPB	Canada-Newfoundland and Labrador Offshore Petroleum Board

TERMS

Bitumen	A naturally occurring viscous mixture consisting mainly of pentanes and heavier hydrocarbons. It is more viscous than 10 degrees API
Brent Crude Oil	Prices which are dated less than 15 days prior to loading for delivery
Capital Employed	Short- and long-term debt and shareholders’ equity
Capital Expenditures	Includes capitalized administrative expenses and capitalized interest but does not include proceeds or other assets
Capital Program	Capital expenditures not including capitalized administrative expenses or capitalized interest
Cash Flow from Operations	Earnings from operations plus non-cash charges before settlement of asset retirement obligations and change in non-cash working capital
Coalbed Methane	Methane (CH4), the principal component of natural gas, is adsorbed in the pores of coal seams
Corporate Reinvestment Ratio	Net capital expenditures (capital expenditures net of proceeds from asset sales) plus corporate acquisitions (net assets acquired) divided by cash flow from operations
Debt to Capital Employed	Total debt divided by total debt and shareholders’ equity
Design Rate Capacity	Maximum continuous rated output of a plant based on its design
Embedded Derivative	Implicit or explicit term(s) in a contract that affects some or all of the cash flows or the value of other exchanges required by the contract
Feedstock	Raw materials which are processed into petroleum products
Front-end Engineering Design	Preliminary engineering and design planning, which among other things, identifies project objectives, scope, alternatives, specifications, risks, costs, schedule and economics
Glory Hole	An excavation in the seabed where the wellheads and other equipment are situated to protect them from scouring icebergs
Gross/Net Acres/Wells	Gross refers to the total number of acres/wells in which an interest is owned. Net refers to the sum of the fractional working interests owned by a company
Gross Reserves/Production	A company’s working interest share of reserves/production before deduction of royalties
Interest Coverage Ratio	A calculation of a company’s ability to pay to meet its interest payment obligation. It is equal to earnings before income taxes and interest divided by interest paid before deduction of capitalized interest
NOVA Inventory Transfer	Exchange or transfer of title of gas that has been received into the NOVA pipeline system but not yet delivered to a connecting pipeline
Polymer	A substance which has a molecular structure built up mainly or entirely of many similar units bonded together
Return on Capital Employed	Net earnings plus after tax interest expense divided by average capital employed
Return on Shareholders’ Equity	Net earnings divided by average shareholders’ equity
Seismic	A method by which the physical attributes in the outer rock shell of the earth are determined by measuring, with a seismograph, the rate of transmission of shock waves through the various rock formations
Shareholders’ Equity	Shares, retained earnings and accumulated other comprehensive income
Total Debt	Long-term debt including current portion and bank operating loans
“Proved” reserves have been estimated in accordance with the SEC definition set out in Rule 4-10(a) of Regulation S-X under the Securities Exchange Act of 1934 as follows: Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids, which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.
“Proved Developed” reserves are those reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery are included as proved developed reserves only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.
“Proved Undeveloped” reserves are those reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells for which a relatively major expenditure is required for recompletion. Inclusion of reserves on undrilled acreage is limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units are included only if it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Estimates for proved undeveloped reserves are not attributed to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.
“Probable” reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved and probable reserves.

11.5	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Husky’s management, with the participation of the Chief Executive Officer and in his capacity as Acting Chief Financial Officer, has evaluated the effectiveness of Husky’s disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators (“CSA”)) as at December 31, 2007, and has concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed by Husky in reports that it files or submits under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and (ii) accumulated and communicated to Husky’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

The following report is provided by management in respect of Husky’s internal controls over financial reporting (as defined in the rules of the SEC and the CSA):

1)	Husky’s management is responsible for establishing and maintaining adequate internal control over financial reporting for Husky. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

2)	Husky’s management has used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework to evaluate the effectiveness of Husky’s internal control over financial reporting.

3)	As at December 31, 2007, management assessed the effectiveness of Husky’s internal control over financial reporting and concluded that such internal control over financial reporting is effective and that there are no material weaknesses in Husky’s internal control over financial reporting that have been identified by management.

The Company excluded from its assessment the internal control over financial reporting at our Lima refinery, which was acquired effective July 1, 2007. The operations of the Lima refinery are currently being integrated into our operations, including assessing and designing internal controls over financial reporting and disclosure controls and procedures for the Lima refinery operations. At December 31, 2007, total assets of the Lima, Ohio refinery accounted for 14% of the Company’s total consolidated assets and total revenues from the Lima refinery accounted for 15% of the Company’s total consolidated revenues and are included in the December 31, 2007 Consolidated Financial Statements.

4)	KPMG LLP, who has audited the Consolidated Financial Statements of Husky for the year ended December 31, 2007, has also issued a report on internal controls under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States).

Changes in Internal Control over Financial Reporting

There have been no changes in Husky’s internal control over financial reporting during the year ended December 31, 2007, that have materially affected, or are reasonably likely to materially affect its internal control over financial reporting.

12.	SELECTED QUARTERLY FINANCIAL & OPERATING INFORMATION

Segmented Operational Information

	2007				2006
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Upstream
Daily production, before royalties
Light crude oil & NGL (mbbls/day)	129.7	133.3	144.3	147.8	128.2	117.2	97.7	100.5
Medium crude oil (mbbls/day)	27.0	26.7	26.8	27.5	28.0	28.1	28.5	29.4
Heavy crude oil & bitumen (mbbls/day)	107.8	106.5	105.4	108.0	109.5	107.9	105.6	109.5

	264.5	266.5	276.5	283.3	265.7	253.2	231.8	239.4
Natural gas (mmcf/day)	617.8	620.1	615.7	640.0	662.2	669.1	672.8	685.4
Total production (mboe/day)	367.5	369.9	379.1	390.0	376.1	364.7	344.0	353.6
Average sales prices
Light crude oil & NGL ($/bbl)	$83.43	$76.00	$72.28	$64.88	$62.55	$74.05	$73.74	$67.04
Medium crude oil ($/bbl)	$55.37	$54.55	$48.15	$46.40	$43.99	$57.35	$58.42	$38.39
Heavy crude oil & bitumen ($/bbl)	$41.13	$43.64	$38.31	$37.62	$35.46	$49.62	$48.12	$26.73
Natural gas ($/mcf)	$5.72	$5.18	$6.91	$6.94	$6.19	$5.69	$5.95	$8.06
Operating costs ($/boe)	$9.61	$9.60	$8.84	$8.34	$9.51	$8.45	$8.24	$8.78
Operating netbacks(1)
Light crude oil ($/boe)(2)	$61.39	$53.66	$59.13	$56.14	$51.66	$61.86	$60.40	$54.86
Medium crude oil ($/boe)(2)	$29.99	$28.81	$26.95	$24.67	$21.02	$33.34	$35.06	$19.72
Heavy crude oil & bitumen ($/boe)(2)	$21.56	$25.11	$20.37	$21.11	$18.94	$32.01	$31.30	$12.65
Natural gas ($/mcfge)(3)	$3.60	$3.05	$4.32	$4.24	$3.73	$3.55	$3.98	$5.16
Total ($/boe)(2)	$36.01	$33.68	$36.91	$35.70	$31.00	$38.46	$37.34	$30.89
Net wells drilled(4)
Exploration Oil	23	23	13	20	29	41	7	22
Gas	20	13	3	56	42	46	18	86
Dry	—	2	1	9	2	5	3	14

	43	38	17	85	73	92	28	122

Development Oil	143	203	54	130	209	174	57	103
Gas	56	54	4	137	159	115	23	193
Dry	10	7	2	10	5	6	2	9

	209	264	60	277	373	295	82	305

	252	302	77	362	446	387	110	427

Success ratio (percent)	96	97	96	95	98	97	95	95

Midstream
Synthetic crude oil sales (mbbls/day)	66.5	55.1	32.9	57.8	64.1	65.7	56.9	63.4
Upgrading differential ($/bbl)	$36.74	$30.41	$30.41	$24.11	$23.81	$23.75	$22.73	$34.82
Pipeline throughput (mbbls/day)	497	506	506	493	465	457	480	500
Canadian Refined Products
Refined products sales volumes
Light oil products (million litres/day)	8.5	9.0	8.6	8.9	8.6	9.1	8.6	8.6
Asphalt products (mbbls/day)	24.5	25.9	19.5	17.3	21.0	30.0	24.9	17.7
Refinery throughput
Lloydminster refinery (mbbls/day)	28.8	29.0	18.5	24.7	28.1	27.9	25.4	27.1
Prince George refinery (mbbls/day)	11.6	10.8	8.4	11.1	11.2	11.6	3.7	9.3
Refinery utilization (percent)	101	100	67	90	98	99	73	91

(1)	Operating netbacks are Husky’s average prices less royalties and operating costs on a per unit basis.

(2)	Includes associated co-products converted to boe.

(3)	Includes associated co-products converted to mcfge.

(4)	Western Canada.

Segmented Financial Information

					Midstream
	Upstream				Upgrading				Infrastructure and Marketing
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	($ millions)

2007
Sales and operating revenues, net of royalties	$1,568	$1,496	$1,593	$1,565	$530	$406	$229	$359	$2,617	$2,524	$2,521	$2,555
Costs and expenses
Operating, cost of sales, selling and general	358	332	295	323	358	305	186	278	2,509	2,423	2,445	2,461
Depletion, depreciation and amortization	396	413	407	399	8	7	4	6	7	7	7	7
Interest — net	—	—	—	—	—	—	—	—	—	—	—	—
Foreign exchange	—	—	—	—	—	—	—	—	—	—	—	—

	754	745	702	722	366	312	190	284	2,516	2,430	2,452	2,468

Earnings (loss) before income taxes	814	751	891	843	164	94	39	75	101	94	69	87
Current income taxes	41	56	3	22	5	4	—	1	18	5	29	16
Future income taxes	(91)	179	252	241	22	25	10	23	2	25	(8)	11

Net earnings (loss)	$864	$516	$636	$580	$137	$65	$29	$51	$81	$64	$48	$60

Capital expenditures(2)	$706	$545	$520	$617	$44	$51	$74	$48	$15	$36	$5	$36
Goodwill additions	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
Total assets	$14,395	$14,085	$13,974	$14,168	$1,405	$1,354	$1,193	$1,177	$1,134	$1,016	$1,147	$1,057
2006
Sales and operating revenues, net of royalties	$1,434	$1,600	$1,451	$1,287	$385	$485	$404	$405	$2,377	$2,451	$2,267	$2,464
Costs and expenses
Operating, cost of sales, selling and general	373	329	308	311	293	399	319	262	2,300	2,396	2,190	2,372
Depletion, depreciation and amortization	389	382	354	351	6	6	6	6	7	6	5	6
Interest — net	—	—	—	—	—	—	—	—	—	—	—	—
Foreign exchange	—	—	—	—	—	—	—	—	—	—	—	—

	762	711	662	662	299	405	325	268	2,307	2,402	2,195	2,378

Earnings (loss) before income taxes	672	889	789	625	86	80	79	137	70	49	72	86
Current income taxes	62	158	156	143	(31)	31	29	24	22	18	20	19
Future income taxes	157	123	(189)	70	58	(5)	(29)	20	2	(2)	(9)	10

Net earnings (loss)	$453	$608	$822	$412	$59	$54	$79	$93	$46	$33	$61	$57

Capital expenditures(2)	$704	$612	$554	$757	$65	$44	$38	$37	$27	$29	$11	$1
Goodwill additions	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
Total assets	$13,920	$13,531	$13,443	$13,237	$992	$943	$912	$858	$1,329	$1,093	$718	$763

(1)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices, and to unrealized intersegment profits in inventories.

(2)	Excludes capitalized costs related to asset retirement obligations incurred during the period and corporate acquisitions.

Segmented Financial Information (continued)

	Downstream
	Canadian Refined Products				U.S. Refining and Marketing				Corporate and Eliminations(1)				Total
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	($ millions)
2007
Sales and operating revenues, net of royalties	$758	$831	$709	$618	$1,340	$1,043	$—	$—	$(2,053)	$(1,949)	$(1,889)	$(1,853)	$4,760	$4,351	$3,163	$3,244
Costs and expenses
Operating, cost of sales, selling and general	699	717	620	572	1,234	933	—	—	(1,982)	(1,969)	(1,801)	(1,790)	3,176	2,741	1,745	1,844
Depletion, depreciation and amortization	19	16	15	16	25	22	—	—	7	6	7	5	462	471	440	433
Interest — net	—	—	—	—	—	1	—	—	40	46	22	21	40	47	22	21
Foreign exchange	—	—	—	—	—	—	—	—	6	(20)	(36)	(1)	6	(20)	(36)	(1)

	718	733	635	588	1,259	956	—	—	(1,929)	(1,937)	(1,808)	(1,765)	3,684	3,239	2,171	2,297

Earnings (loss) before income taxes	40	98	74	30	81	87	—	—	(124)	(12)	(81)	(88)	1,076	1,112	992	947
Current income taxes	4	(2)	7	8	14	14	—	—	28	22	27	25	110	99	66	72
Future income taxes	(16)	33	14	2	16	19	—	—	(41)	(37)	(63)	(52)	(108)	244	205	225

Net earnings (loss)	$52	$67	$53	$20	$51	$54	$—	$—	$(111)	$3	$(45)	$(61)	$1,074	$769	$721	$650

Capital expenditures(2)	$52	$77	$43	$40	$16	$5	$—	$—	$20	$8	$11	$5	$853	$722	$653	$746
Goodwill additions	$—	$—	$—	$—	$—	$500	$—	$—	$—	$—	$—	$—	$—	$500	$—	$—
Total assets	$1,335	$1,212	$1,304	$1,180	$3,058	$2,915	$—	$—	$370	$136	$351	$199	$21,697	$20,718	$17,969	$17,781
2006
Sales and operating revenues, net of royalties	$579	$776	$674	$546	$—	$—	$—	$—	$(1,691)	$(1,876)	$(1,756)	$(1,598)	$3,084	$3,436	$3,040	$3,104
Costs and expenses
Operating, cost of sales, selling and general	550	724	596	511	—	—	—	—	(1,671)	(1,837)	(1,705)	(1,529)	1,845	2,011	1,708	1,927
Depletion, depreciation and amortization	14	11	13	10	—	—	—	—	10	6	5	6	426	411	383	379
Interest — net	—	—	—	—	—	—	—	—	24	19	22	27	24	19	22	27
Foreign exchange	—	—	—	—	—	—	—	—	8	5	(32)	(5)	8	5	(32)	(5)

	564	735	609	521	—	—	—	—	(1,629)	(1,807)	(1,710)	(1,501)	2,303	2,446	2,081	2,328

Earnings (loss) before income taxes	15	41	65	25	—	—	—	—	(62)	(69)	(46)	(97)	781	990	959	776
Current income taxes	2	5	3	9	—	—	—	—	(1)	(2)	2	9	54	210	210	204
Future income taxes	3	8	10	—	—	—	—	—	(35)	(26)	(12)	(52)	185	98	(229)	48

Net earnings (loss)	$10	$28	$52	$16	$—	$—	$—	$—	$(26)	$(41)	$(36)	$(54)	$542	$682	$978	$524

Capital expenditures(2)	$83	$59	$79	$64	$—	$—	$—	$—	$14	$10	$7	$6	$893	$754	$689	$865
Goodwill additions	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
Total assets	$1,114	$1,070	$998	$883	$—	$—	$—	$—	$578	$687	$257	$114	$17,933	$17,324	$16,328	$15,855

(1)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices, and to unrealized intersegment profits in inventories.

(2)	Excludes capitalized costs related to asset retirement obligations incurred during the period and corporate acquisitions.

Segmented Capital Expenditures

	2007				2006
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	($ millions)

Upstream
Western Canada	$594	$451	$433	$553	$630	$465	$397	$680
East Coast Canada and Frontier	87	73	62	59	66	104	115	73
International	25	21	25	5	8	43	42	4

	706	545	520	617	704	612	554	757
Midstream
Upgrader	44	51	74	48	65	44	38	37
Infrastructure and Marketing	15	36	5	36	27	29	11	1

	59	87	79	84	92	73	49	38
Downstream
Canadian Refined Products	52	77	43	40	83	59	79	64
U.S. Refining and Marketing	16	5	—	—	—	—	—	—

	68	82	43	40	83	59	79	64
Corporate	20	8	11	5	14	10	7	6

	$853	$722	$653	$746	$893	$754	$689	$865

Note: Excludes capitalized costs related to asset retirement obligations incurred during the period and corporate acquisitions.

Exhibit No.	Description

23.1	Consent of KPMG LLP, independent accountants.
23.2	Consent of McDaniel and Associates Consultants Ltd., independent engineers.
31.1	Certification of Chief Executive Officer and Acting Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934.
32.1	Certification of Chief Executive Officer and Acting Chief Financial Officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).