Form 40-F
HUSKY ENERGY INC
filed 2009-02-18
CIK 49279

2008

United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 40-F

☐	Registration Statement pursuant to section 12 of the Securities Exchange Act of 1934

☒	Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008	Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of Registrant as specified in its charter)

Alberta, Canada	1311	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Numbers)	(I.R.S. Employer Identification Number (if applicable))

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 849,354,810

Common Shares outstanding as of December 31, 2008

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.    Yes  ☐    No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

The Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the Registrant’s Registration Statement under the Securities Act of 1933: For F-9 File No. 333-137211.

Principal Documents

The following documents have been filed as part of this Annual Report on Form 40-F:

A.	Annual Information Form

The Annual Information Form of Husky Energy Inc. (“Husky” or “the Company”) for the year ended December 31, 2008 is included as Document A of this Annual Report on Form 40-F.

B.	Audited Annual Financial Statements

Husky’s audited consolidated financial statements for the year ended December 31, 2008 and 2007, including the auditor’s report with respect thereto, is included as Document B of this Annual Report on Form 40-F. The reconciliation of Husky’s audited consolidated financial statements to accounting principles generally accepted in the United States is included as Document C of this Annual Report on Form 40-F. In addition, see the “Disclosure about Oil and Gas Producing Activities — Statement of Financial Accounting Standards No. 69” in the Annual Information Form included as Document A of this Annual Report on Form 40-F.

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

Husky’s Management’s Discussion and Analysis for the year ended December 31, 2008 is included as Document D of this Annual Report on Form 40-F.

Certificates

See Exhibits 23.1, 23.2, 31.1, 31.2, 32.1 and 32.2, which are included as Exhibits to this Annual Report on Form 40-F.

Controls and Procedures

See the section “Controls and Procedures” in Husky’s Management’s Discussion and Analysis for the year ended December 31, 2008 which is included as Document D to this Annual Report on Form 40-F.

Management’s Annual Report on Internal Control Over Financial Reporting

Attestation of the Registered Public Accounting Firm

The required disclosure is included in “Auditors’ Report to the Shareholders” that accompanies Husky’s consolidated financial statements for the year ended December 31, 2008, which is included as Document B to this Annual Report on Form 40-F.

Change in Internal Control Over Financial Reporting

The required disclosure is included in the section “Controls and Procedures” in Husky’s Management’s Discussion and Analysis for the year ended December 31, 2008, which is included as Document D to this Annual Report on Form 40-F.

Notice Pursuant to Regulation BTR

Not Applicable.

Page ii

Audit Committee Financial Expert

The Board of Directors of Husky has determined that R. Donald Fullerton is an “audit committee financial expert” (as defined in paragraph 8(b) of General Instruction B to Form 40-F) serving on its Audit Committee. Pursuant to paragraph 8(a) (2) of General Instruction B to Form 40-F, the Board has applied the definition of independence applicable to the audit committee members of New York Stock Exchange listed companies. Mr. Fullerton is a corporate director and is independent under the New York Stock Exchange standard. For a description of Mr. Fullerton’s relevant experience in financial matters, see Mr. Fullerton’s five year history in the section “Directors and Officers” and in the section “Audit Committee” in the Registrant’s Annual Information Form for the year ended December 31, 2008, which is included as Document A of this Annual Report on Form 40-F.

Code of Business Conduct and Ethics

Husky’s Code of Ethics is disclosed in its Code of Business Conduct, which is applicable to its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions and all its other employees, and is posted on its website at www.huskyenergy.com. In the fiscal year ended December 31, 2008, there have been no amendments to Husky’s Code of Ethics, nor has Husky granted a waiver including an implicit waiver from a provision of its Code of Ethics. In the event that, during Husky’s ensuing fiscal year, Husky:

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

Principal Accountant Fees and Services

See the section “Audit Committee” in the Annual Information Form for the year ended December 31, 2008, which is included as Document A to this Annual Report on Form 40-F.

Off-Balance Sheet Arrangements

See the section “Off-Balance Sheet Arrangements” in Husky’s Management’s Discussion and Analysis for the year ended December 31, 2008, which is included as Document D to this Annual Report on Form 40-F.

Disclosure of Contractual Obligations

See the section “Contractual Obligations and Other Commercial Commitments” in Husky’s Management’s Discussion and Analysis for the year ended December 31, 2008, which is included as Document D to this Annual Report on Form 40-F.

Identification of the Audit Committee

Husky has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: R.D. Fullerton, M.J.G. Glynn, C. Russel and W. Shurniak.

Page iii

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

Dated this 18th day of February, 2009

Husky Energy Inc.

By:	/s/ JOHN C.S. LAU
Name:	John C.S. Lau
Title:	President & Chief Executive Officer

By:	/s/ JAMES D. GIRGULIS
Name:	James D. Girgulis
Title:	Vice President, Legal & Corporate
Secretary

Page iv

Document A

Form 40-F

Annual Information Form

For the Year Ended December 31, 2008

Husky Energy Inc.

Annual Information Form

For the Year Ended December 31, 2008

February 18, 2009

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

This Annual Information Form contains “forward-looking information and statements” within the meaning of applicable securities laws. For a full discussion of the forward-looking information and statements and the risks to which they are subject, see the “Special Note Regarding Forward-Looking Statements” in this Annual Information Form.

EXCHANGE RATE INFORMATION

Except where otherwise indicated, all dollar amounts stated in this Annual Information Form (“AIF”) are Canadian dollars. The following table discloses various indicators of the Canadian/United States rate of exchange or the cost of a U.S. dollar in Canadian currency for the three years indicated.

	Year ended December 31
	2008	2007	2006
Year end	1.224	0.988	1.165
Low	0.972	0.917	1.095
High	1.297	1.185	1.179
Average	1.066	1.074	1.134

Notes:

(1)	The exchange rates were as quoted by the Federal Reserve Bank of New York for the noon buying rate.

(2)	The high, low and average rates were either quoted or calculated as of the last day of the relevant month.

DISCLOSURE OF EXEMPTION UNDER NATIONAL INSTRUMENT 51-101

Husky believes that comparability of its disclosures with those required in its major capital market, the United States, is important to many of the investors and prospective investors in its securities. Accordingly, the Company applied for and was granted an exemption by the Canadian securities regulators under the provisions of National Instrument 51-101 “Standards of Disclosures for Oil and Gas Activities” (“NI 51-101”). The exemption permits Husky to substitute disclosures required by and consistent with those of the Securities and Exchange Commission of the United States (“SEC”) and the Financial Accounting Standards Board in the United States (“FASB”) in place of much of the disclosure required by NI 51-101. In accordance with the exemption, proved oil and gas reserves data and certain other disclosures with respect to Husky’s oil and gas activities in this Annual Information Form are presented in accordance with the following requirements:

•	The FASB Statement No. 69 “Disclosure about Oil and Gas Producing Activities — an amendment of FASB Statements No.’s 19, 25, 33 and 39” (“FAS 69”);

•	FASB Current Text Section Oi5, “Oil and Gas Producing Activities” paragraphs .103, .106, .107, .108, .112, 160 through .167, .174 through .184 and .401 through .408;

•	SEC Industry Guide 2;

•	SEC Item 102 of regulation S-K (17 CFR 229.102);

•	SEC Item 302(b) of Regulation S-K (17 CFR 229.302(b)); and

•	The definitions and disclosures required by SEC Regulation S-X (CFR 210.4-10).

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

Husky believes that its reserves evaluators are qualified and that it has a well established reserves evaluation process that is at least as rigorous as would be the case were we to rely upon independent reserves evaluators. Husky has adopted written evaluation practices and procedures using the COGEH modified to the extent necessary to reflect the definitions and standards under SEC disclosure requirements. In addition, Husky engaged a firm of independent qualified reserves evaluators to conduct an audit of the reserves estimates and respective present worth value of the reserves as at December 31, 2008. They conducted their audit in accordance with the standards described in the COGEH and the auditing standards generally accepted in the United States.

The Audit Committee of the Board of Directors has reviewed the Company’s procedures for providing information to the internal and external qualified oil and gas reserves evaluators; met with the internal and external qualified oil and gas reserves evaluators to determine whether any restrictions placed by management affect the ability of the qualified oil and gas reserves evaluator to report without reservation; and reviewed the reserves data with management and the internal qualified reserves evaluator. To assist the Audit Committee in its review, an external consultant was engaged to provide an assessment and recommendation in respect of the oil and gas reserves evaluation and reporting process.

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

In either jurisdiction, information to further an investor’s understanding is specifically encouraged to be included in the Company’s Management’s Discussion and Analysis (“MD&A”). The MD&A is intended to be a narrative explanation describing the Company, both its history and prospects, as perceived by management. The readers of the AIF are encouraged to also read the Company’s MD&A, which is filed, in accordance with the requirements of the Canadian Securities Administrators, on the System for Electronic Data Analysis and

Retrieval (“SEDAR”). Documents filed on SEDAR may be accessed online at www.sedar.com. This AIF together with the MD&A and the Company’s Audited Consolidated Financial Statements are included in Husky’s Form 40-F which is filed with SEC’s Electronic Data Gathering Analysis and Retrieval (“EDGAR”) system, which may be accessed online at www.sec.gov.

CORPORATE STRUCTURE

Husky Energy Inc.

Husky Energy Inc. (“Husky Energy”) was incorporated under the Business Corporations Act (Alberta) on June 21, 2000.

Husky Energy has its registered office and its head and principal office at 707 — 8th Avenue S.W., P.O. Box 6525, Station D, Calgary, Alberta, T2P 3G7.

Intercorporate Relationships

The principal subsidiaries of Husky and place of incorporation, continuance or place of organization, as the case may be, are as follows. All of the following companies, except as otherwise indicated, are 100% beneficially owned or controlled or directed, directly or indirectly.

Name	Jurisdiction
Subsidiaries of Husky Energy Inc.
Husky Oil Operations Limited	Nova Scotia

Subsidiaries of Husky Oil Operations Limited
Husky Oil Limited	Nova Scotia
Husky Energy Marketing Inc.	Alberta
Husky (U.S.A.) Inc.	Delaware
Husky Refining Company	Delaware
HOI Resources Co.	Nova Scotia
Canterra Resources Canada Ltd. (formerly 147212 Canada Ltd.)	Canada
Sunrise Oil Sands Partnership (50%)	Alberta
BP Husky Refining LLC (50%)	Delaware

Subsidiaries of Husky (U.S.A.) Inc.
Husky Gas Marketing Inc.	Delaware

Subsidiaries of Husky Refining Company
Lima Refining Company	Delaware
Husky Marketing and Supply Company	Delaware

Subsidiaries of HOI Resources Co.
Husky Energy International Corporation	British Columbia

Subsidiaries of Husky Energy International Corporation
Husky Oil China Ltd.	Alberta
Husky Oil (Madura) Ltd. (50%)	British Virgin Islands
Husky Oil Overseas Ltd.	Alberta

GENERAL DEVELOPMENT OF HUSKY

Three Year History of Husky

2006

In January 2006, Husky acquired two Exploration Licences (“EL”) in the Jeanne d’Arc Basin of the Grand Banks Region offshore Newfoundland and Labrador. Husky holds a 100% working interest in the 33,320 acre EL1094 and the 5,260 acre EL 1096. Husky has committed to spend a total of $37 million evaluating the prospects of these ELs.

On February 1, 2006, Husky redeemed its 8.45% senior secured bonds for U.S. $85 million.

In April 2006, Husky acquired 23,680 acres of oil sands leases adjacent to its Saleski oil sands property. The cost was $10 million and increased Husky’s holdings in the Saleski area to 178,560 acres.

In June 2006, Husky completed a farm-in agreement with Norsk Hydro to earn additional interests in two Significant Discovery Licences (“SDLs”) in the Jeanne d’Arc Basin. Under the terms of the agreement Husky drilled a delineation well on West Bonne Bay, SDL 1040, to earn a 25% working interest and an additional 7.5% working interest in North Ben Nevis, SDL 1008.

In July 2006, Husky acquired 14,560 acres of oil sands leases adjacent to its Saleski oil sands property. The cost was $6.6 million and increased Husky’s holdings in the Saleski area to 193,120 acres.

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

In October 2006, Husky commissioned its Tucker oil sands project located 30 kilometres north-west of Cold Lake Alberta. The project employs a steam assisted gravity drainage (“SAGD”) recovery system with a plant that has a design rate capacity of 30 mbbls/day.

2007

On January 15, 2007, Husky acquired an interest in three ELs in the Jeanne d’Arc Basin offshore Newfoundland and Labrador. Husky acquired a 100% interest in EL 1099 covering 61,376 acres, a 50% interest in EL 1100 covering 75,545 acres and a 50% interest in EL 1101 covering 51,914 acres. Husky has committed to spend $23.5 million on these EL areas during the five year period commencing in 2007.

In January 2007, Husky signed a three-year contract with Seadrill Offshore AS for the deep water semi-submersible drilling rig, West Hercules. The rig, which was constructed in Korea, was delivered to Husky’s offshore properties in the South China Sea in late 2008. The rig commenced drilling operations in November 2008 and is scheduled to drill several delineation wells at the Liwan natural gas discovery and a number of stratigraphic test wells on Husky’s exploration blocks.

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

On September 6, 2007, Husky announced the issuance of U.S. $300 million of 6.2% 10 year notes due September 15, 2017 and U.S. $450 million of 6.8% 30 year notes due September 15, 2037. These notes rank equally with our other unsecured debt. The net proceeds from the notes were used to partially repay a U.S. $1.5 billion short-term bridge financing arranged to acquire the Lima Refinery.

On October 11, 2007, Husky was awarded an additional exploration and exploitation licence by the governments of Greenland and Denmark. The licence is for Block 6 with an area of 13,213 square kilometres. Block 6 is located in an offshore area west of Disko Island in West Greenland. Husky holds a 43.75% interest. This licence will expire on May 31, 2017.

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

On December 5, 2007, Husky announced an agreement with BP Corporation North America Inc. (“BP”) to create an integrated North American oil sands business. The business consists of a 50/50 partnership to develop the Sunrise oil sands project contributed and operated by Husky and a 50/50 limited liability company for the Toledo Refinery contributed and operated by BP. The transaction closed at the end of the first quarter of 2008 with an effective date of January 1, 2008.

On December 17, 2007, a framework agreement between the Province of Newfoundland and Labrador and Husky and its partner was signed for the development of North Amethyst, West White Rose and the South White Rose Extension. Under the terms of the agreement, a crown corporation of Newfoundland and Labrador acquired a 5% equity interest in the White Rose expansion oil fields in January 2009.

2008

On January 18, 2008, Husky announced that it had secured the Transocean owned semi-submersible drilling rig, GSF Grand Banks, for continuing operations in the White Rose area and for continued delineation drilling offshore Newfoundland and Labrador. The three year agreement also includes an option for two additional one year extensions.

On March 11, 2008, Husky announced an agreement with Petro-Canada and StatoilHydro to secure the semi-submersible drilling rig, Henry Goodrich, for a period of 24 to 30 months. Husky will use the rig on its operated properties offshore Newfoundland and Labrador for 17 months.

On March 31, 2008, Husky announced that all necessary government and regulatory approvals had been received and the arrangements for the formation of an integrated oil sands/refining joint venture with BP had been completed. The effective date of the transaction was January 1, 2008.

On April 2, 2008, Husky announced that it had received approval from the federal and provincial governments and regulators to proceed with the development of the North Amethyst oil field, a satellite of the South Avalon White Rose producing oil field.

On April 17, 2008, Husky announced that it had reached agreement with China National Offshore Oil Corporation (“CNOOC”) to jointly develop the Madura BD natural gas and natural gas liquids field offshore the East Java Sea, Indonesia. The agreement covers the development and further exploration of the Madura Strait Production Sharing Contract. CNOOC paid U.S. $125 million to acquire 50% equity interest in Husky Oil (Madura) Ltd., which holds the Madura Strait Production Sharing Contract.

On June 5, 2008, Husky repaid the remaining U.S. $750 million short-term bridge facility arranged in 2007 to acquire the Lima Refinery.

On June 12, 2008, Husky announced a cash tender offer to purchase any and all of its outstanding 8.90% Capital Securities. The offer was for payment of U.S. $1,010 per U.S. $1,000 principal amount plus accrued and unpaid interest. On July 11, 2008, 95% of the 8.90% Capital Securities had been validly tendered and accepted for payment. The Company subsequently redeemed all remaining 8.90% Capital Securities.

On June 25, 2008, Husky announced that it had signed a contract with CNOOC for an exploration block in the South China Sea. The 63/05 block covers approximately 1,777 square kilometres and is located in the Qiongdongnan Basin approximately 100 kilometres south of Hainan Island, in less than 120 metres of water.

On August 29, 2008, Husky redeemed the 6.95% medium-term notes Series E at a redemption price of $208 million including accrued interest.

On September 11, 2008, Husky announced that it had acquired two parcels (blocks1 and 3) offshore Labrador, on the Labrador Shelf. Parcel NL07-2-1, block 1, covers approximately 2,370 square kilometres and Parcel NL07-2-3, block 3, covers approximately 2,337 square kilometres.

During 2008, Husky repurchased a total of U.S. $63 million of the outstanding U.S. $450 million 6.80% notes due September 2037.

Business Environment Trends

There are a number of trends that are developing, which may have both long and short-term effects on the oil and gas industry in Canada. Conventional production of crude oil in the Western Canada Sedimentary Basin (“WCSB”) has been in decline since 2000 and will, according to industry forecasts (1), continue to decline. Since 2000, increased crude oil production from the WCSB has come from mining and in-situ production of bitumen and heavy crude oils. An increase in overall crude oil production from the WCSB beyond current production levels is forecast (1) to be non-conventional production. Natural gas exploration efforts are focused on the traditionally less accessible areas in the overthrust belt along the eastern slope of the Rocky Mountains, in the Northwest Territories, offshore the East Coast of Canada and smaller shallow gas deposits and coal bed methane in the WCSB.

The trend of volatile commodity prices is expected to continue. Natural gas prices are sensitive to regional supply/demand imbalances, regional industrial activity levels, weather patterns and access to cheaper sources of energy. As a result of numerous supply disruptions and increased demand from emerging economies oil prices reached historic highs in 2008. Notwithstanding supply disruptions or major policy changes in respect of greenhouse gas emissions, recent forecasts by the Energy Information Administration (“EIA”) in the United States indicates the possibility of crude oil production capacity increasing significantly over the next two decades, particularly conventional production from Brazil, Azerbaijan, Kazakhstan and world wide non-conventional production including Canada’s oil sands. Although crude oil prices declined significantly in the fourth quarter of 2008 in response to the economic downturn, the EIA’s reference case forecast includes higher crude oil prices through the forecast period beginning in 2010.

The EIA short-term energy outlook was published on January 13, 2009 and provides the following insights to the near-term energy environment. World energy demand is expected to decrease in 2009, rebound marginally in 2010 and then continue to respond to an expected global economic recovery. Oil consumption growth is expected to be concentrated in countries outside the Organization for Economic Cooperation and Development, particularly China, the Middle East and Latin America. The global economic slowdown and declining oil prices provides additional uncertainties to forecasting non-Organization of Petroleum Exporting Countries (“OPEC”) supply, such as project delays and higher than anticipated decline rates. Low crude oil prices may result in uneconomic projects and an inability to access capital (2).

DESCRIPTION OF HUSKY’S BUSINESS

General

Husky is a publicly held integrated international energy and energy related company headquartered in Calgary, Alberta.

Husky’s business is conducted predominantly in three major business sectors — upstream, midstream and downstream.

Upstream includes exploration for, development and production of crude oil, natural gas and natural gas liquids. The Company’s upstream operations and key prospects are located in Western Canada, offshore Eastern Canada, offshore China, Indonesia and Greenland (Upstream business segment).

Note:

(1)	“Canadian Crude Oil Production and Supply forecast,” July 2004, Canadian Association of Petroleum Producers “Oil Sands Technology Roadmap,” January 30, 2004, Alberta Chamber of Resources.

(2)	“Short-Term Energy Outlook,” January 13, 2009, Energy Information Administration U.S. Department of Energy.

Midstream includes upgrading of heavy crude oil feedstock into synthetic crude oil (upgrading); marketing of the Company’s and other producers’ crude oil, natural gas, natural gas liquids, sulphur and petroleum coke; pipeline transportation, processing of heavy crude oil, storage of crude oil, diluent and natural gas, and cogeneration of electrical and thermal energy (infrastructure and marketing).

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

Social and Environmental Policy

Husky approaches social responsibility and sustainable development by seeking a balance among economic, operational reliability, health, safety, environmental and social issues while maintaining growth. Husky strives to find solutions to these issues that do not compromise the needs of future generations. In 2008, Husky implemented the Husky Operational Integrity Management System (HOIMS). HOIMS is to be followed by all Husky businesses, with particular emphasis on projects and operations, and manages operational integrity through the life cycle of the assets. HOIMS includes 14 fundamental elements; each element contains well defined aims and expectations that guide Husky to continuously improve operational integrity performance. The aims outline the overall intent behind each element and expectations outline the individual activities that are undertaken to support the aims. HOIMS guides Husky employees in effectively managing the risks associated with Husky’s business and creating a safe and secure place to work. Resources will be applied and dedicated to the implementation of HOIMS, and progress will be monitored at all levels of the Company. Periodic reviews and audits will be conducted to ensure that HOIMS is effectively integrated into daily operations and to continuously improve performance.

Aims:

1.	Ensure all levels of management demonstrate leadership and commitment to operational integrity. Define and ensure appropriate accountability for HOIMS throughout the organization.

2.	Prevent incidents by identifying and minimizing workplace and personal health risks. Promote and reinforce all safe behaviours.

3.	Manage risks by performing comprehensive risk assessments to provide essential decision-making information. Develop and implement plans to manage significant risks and impacts to as low as reasonably practical levels.

4.	Be prepared for an emergency or security threat, identify all necessary actions to be taken to protect people, the environment, the organization’s assets and reputation in the event of an emergency or security threat.

5.	Maintain operations reliability and integrity by use of clearly defined and documented operational, maintenance, inspection and corrosion programs. Seek improvements in process and equipment dependability by systematically eliminating defects and sources of loss.

6.	Provide assurance that personnel possess the necessary competencies, knowledge, abilities and demonstrate behaviours to perform their tasks and designated responsibilities effectively, efficiently and safely.

7.	Report and investigate all incidents. Learn from incidents and use the information to take corrective action and prevent recurrence.

8.	Operate responsibly to minimize the environmental impact of how we conduct our business. Leave a positive legacy behind us when operations cease.

9.	Ensure that risks and exposures from proposed changes are identified, evaluated and managed to remain at an acceptable level.

10.	Identify, maintain and safeguard important information. Ensure personnel can readily access and retrieve information. Promote and encourage constructive dialogue within the organization to share industry recommended practices and acquired knowledge.

11.	Ensure conformance with corporate policies and compliance with all relevant government regulations. Work constructively to influence proposed laws and regulations, and debate.

12.	Design, construct, commission, operate and decommission all assets in a healthy, safe, secure, environmentally sound, reliable and efficient manner.

13.	Ensure contractors and suppliers perform in a manner that is consistent and compatible with our policies and business performance standards. Ensure contracted services and procured materials meet the requirements and expectations of Husky’s standards.

14.	Confirm that HOIMS processes are implemented and assess whether they are working effectively. Measure progress and continually improve towards meeting HOIMS objectives, targets, and key performance indicators.

The Health, Safety and Environment Committee of the Board of Directors is responsible for reviewing and recommending for approval by the Board of Directors updates to the health, safety and environment policy, the development with management and achievement of specific environmental objectives and targets, and for monitoring compliance with the Company’s environmental policies. The charter of the Health, Safety and Environment Committee is available on the Husky website at www.huskyenergy.com.

Environmental Protection

Husky’s operations are subject to various environmental requirements under federal, provincial, state and local laws and regulations, as well as international conventions. These laws and regulations cover matters such as air emissions, wastewater discharge, land disturbances and handling of hazardous materials. These laws and regulations have proliferated and become more complex over time, governing an increasingly broad aspect of the industry’s mode of operating and product characteristics. Husky anticipates that environmental laws and regulations will continue to increase in number and complexity. According to the American Petroleum Institute, between 1990 and 2007, reported environmental expenditures by the oil and gas industry in the United States increased by 85%. (1)

Husky is required by the Government of Canada to report facilities that emit greater than 100,000 tonnes of CO2. The Lloydminster upgrader, Prince George refinery, SeaRose FPSO, Ram River gas plant, Tucker oil sands plant, Bolney SAGD thermal plant and Pikes Peak CSS thermal plant are in this category. Husky has initiated an Environmental Performance Reporting System (“EPRS”) that will gather, consolidate, calculate, report and identify trends including greenhouse gas emissions. To ensure the integrity of the EPRS data, Husky will have an independent third party audit performed. Husky is also a member of the Integrated CO2 Network, which is working to reduce greenhouse gas emissions. The group is currently studying technologies in respect of capture, transportation and storage of CO2. At Lloydminster and Rainbow Lake, Husky utilizes cogeneration to produce both electricity and thermal energy for use at its processing facilities. This configuration has less adverse effects on the environment and is cost effective. Electrical energy in excess of Husky’s requirements is sold into the grid. Fugitive emissions are a contributor to greenhouse gas, a potential hazard and a waste of money. In 2007, Husky initiated a program to detect and repair leaks. At Husky’s Tucker SAGD project vapour recovery systems are in use on all tanks and process vessels.

Note:

(1)	“Environmental Expenditures by the U.S. Oil and Natural Gas Industry,” 2009, American Petroleum Institute.

Husky has undertaken programs to minimize water consumption, particularly potable water, and minimize risk to non-saline and potable water. At the Tucker project, 90% of water is recycled and saline water is used for make-up water. Husky is implementing various technologies to reduce water usage. Husky’s alkaline surfactant polymer floods which increases the efficiency of water and the use of CO2 instead of water to mobilize heavy oil in the reservoir are being evaluated in pilots to reduce water consumption.

A large proportion of environmental costs are embedded in general capital costs, particularly when compliance is achieved by upgrading or expanding facilities. Husky continually implements a variety of initiatives that have cost efficiency, environmental protection and safety benefits. Such projects include gas conservation, vapour recovery, boiler/heater efficiency and tank and pipeline integrity. In 2006, Husky completed a two phase modification at the Prince George refinery for approximately $105 million that reduces sulphur content in gasoline and diesel to meet new Government of Canada regulations. Husky has approximately 500 retail locations in its light refined products operations. Husky is continually monitoring these locations for environmental issues and where required performing remediation, which have averaged approximately $6 million per year for the past five years. Husky also performs routine underground tank replacements. During 2008, 11 locations received new tanks at a cost of approximately $14 million. Husky has several legacy sites which require remediation. These inactive sites range from refinery sites to retail locations. In 2008 Husky spent $5 million on remediation and expects to spend approximately $9 million over the next three years to complete remediation of these locations. Husky expects to spend approximately $40 million in 2009 at the Lima Refinery in respect of vapour recovery, emission control and water treatment.

It is not possible to predict with certainty the amount of additional investment in new or existing facilities required to be incurred in the future for environmental protection. Although these costs may be significant, Husky does not expect that they will have a material adverse effect on liquidity and financial position over the long-term.

Risk Factors

The following factors should be considered in evaluating Husky:

Adequacy of crude oil and natural gas prices

Husky’s results of operations and financial condition are dependent on the prices received for its crude oil and natural gas production. Lower prices for crude oil and natural gas could adversely affect the value and quantity of Husky’s oil and gas reserves. Husky has significant quantities of heavier grades of crude oil reserves that trade at a discount to light crude oil. Heavier grades of crude oil are typically more expensive to produce, process, transport and refine into high value refined products. Refining capacity for heavy crude oil is limited. As a result, wider price differentials could have adverse effects on financial performance and condition, could reduce the value and quantities of our heavier crude oil reserves and could delay or cancel projects that involve the development of heavier crude oil resources.

Prices for crude oil are based on world supply and demand. Supply and demand can be affected by a number of factors including, but not limited to, actions taken by OPEC, non-OPEC crude oil supply, social conditions in oil producing countries, the occurrence of natural disasters, general and specific economic conditions, prevailing weather patterns and the availability of alternate sources of energy.

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

Demand for Husky’s other products and services and the cost of required inputs

Husky’s results of operations and financial condition are dependent on the price of refinery feedstock, the price of energy, the demand and pricing for refined petroleum products and electrical power and the ability of Husky to recover the increased cost of these inputs from the customer. Husky is also dependent on the demand for our pipeline and processing capacity.

Husky’s ability to replace reserves

Husky’s future cash flow and cost of capital are dependent on its ability to replace its proved oil and gas reserves in a cost effective manner. Without economic reserve additions through exploration and development or acquisition, Husky’s production and, therefore, cash flow will decline. Without adequate proved reserves the Company’s ability to fund development and other capital expenditures with external sources of funds is diminished.

Competition

The energy industry is highly competitive with respect to gaining access to the resources required to increase oil and gas reserves and production and gain access to markets. Husky competes with others to acquire prospective lands, to retain drilling capacity and field operating and construction services, to attract and retain experienced skilled management and oil and gas professionals, to obtain sufficient pipeline and other transportation capacity, to gain access to and retain adequate markets for its products and services and gain access to capital markets. Husky’s ability to successfully complete development projects could be adversely affected by an inability to acquire economic supplies and services due to competition. Subsequent increases in the cost of, or delays in acquiring, supplies and services could result in uneconomic projects. Husky’s competitors comprise all types of energy companies, some of which have greater resources.

Delays and cost overruns of capital projects

Husky is involved in capital projects such as exploration programs, development of oil and gas properties, plant and facilities construction, expansion and modification. Project delays can adversely affect expected cash flow and overall project costs thereby eroding project economics. Risk factors include, but are not limited to:

•	availability and cost of capital;

•	availability of skilled labour;

•	availability of manufacturing capacity, supplies, material and equipment;

•	regulatory approvals;

•	faulty construction and design errors;

•	accidents, labour disruptions, bankruptcies and productivity issues affecting us directly or indirectly; and

•	unexpected changes in the scope of a project.

Business interruption of operations

Husky’s operations are subject to various risks with respect to normal operating conditions. These risks comprise, but are not limited to, explosions, blowouts, cratering, fires, severe storms and adverse weather, all forms of marine perils, release of toxic, combustible or explosive substances. These risks could cause loss of life, injury and destruction of public, private and our owned property.

The occurrence of any of the above listed events, or others not listed, could result in adverse financial performance and conditions that may not be fully recoverable from our insurers.

Foreign exchange risk

Husky’s results are affected by the exchange rate between the Canadian and U.S. dollar. The majority of our revenues are received in U.S. dollars or from the sale of oil and gas commodities that receive prices determined by reference to U.S. benchmark prices. The majority of our expenditures are in Canadian dollars. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease the revenues received from the sale of oil and gas commodities. Correspondingly, a decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of oil and gas commodities.

In addition, a change in the value of the Canadian dollar against the U.S. dollar will result in an increase or decrease in our U.S. dollar denominated debt, as expressed in Canadian dollars, as well as in the related interest expense. At December 31, 2008, 100% or $2.0 billion of our long-term debt was denominated in U.S. dollars. The percentage of our long-term debt exposed to the U.S./Cdn exchange rate decreases to 78% when cross currency swaps are included. Additionally, U.S. $687 million of our U.S. dollar denominated debt has been designated as a hedge of a net investment and the unrealized foreign exchange gain is recorded in Other Comprehensive Income, further reducing the long-term debt exposed to the U.S./Cdn exchange rate to 35%.

The contribution receivable representing BP’s obligation to fund capital expenditures of the Sunrise partnership is denominated in U.S. dollars and gains and losses from changes in the value of the Canadian dollar versus the U.S. dollar are recorded in foreign exchange gains and losses in the current year. At December 31, 2008, Husky’s share of the balance of this receivable was U.S. $1.2 billion including accrued interest. Husky has an obligation to fund capital expenditures of the BP-Husky Toledo Refinery and this contribution payable is denominated in U.S. dollars. Gains and losses from the translation of this obligation are recorded in Other Comprehensive Income as this item relates to a self sustaining foreign operation. At December 31, 2008, Husky’s share of the balance of this obligation was U.S. $1.4 billion including accrued interest.

Environmental risks

All phases of the oil and natural gas business are subject to environmental regulation pursuant to a variety of federal, provincial, state and local laws and regulations, as well as international conventions (collectively, “environmental legislation”).

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

Husky anticipates that changes in environmental legislation may require reductions in emissions from its operations and result in increased capital expenditures. Further changes in environmental legislation could occur, which may result in stricter standards and enforcement, larger fines and liability, and increased capital expenditures and operating costs, which could have a material adverse effect on our financial condition and results of operations.

In 1994, the United Nations’ Framework Convention on Climate Change came into force and three years later led to the Kyoto Protocol, which requires the reduction of greenhouse gas emissions. On December 16, 2002, Canada ratified the Kyoto Protocol. In 2007, the world’s nations met again to gain the agreement of major countries that were not signatories to the Kyoto protocol such as the United States, China and India. This meeting in Bali, Indonesia did little to advance wider agreement on limiting greenhouse gases and setting new limits for emissions, which expire in 2012 under the Kyoto Protocol. These initiatives may require Husky to significantly reduce emissions at its operations of greenhouse gases such as carbon dioxide, which may increase capital expenditures. Details regarding the implementation of the Kyoto Protocol and the ultimate completion of the Bali agreement in 2009 remain unclear.

The Federal Government of Canada has announced certain regulations in respect of greenhouse gases and other pollutants. Although uncertain, these regulations may adversely affect our operations and increase our costs. These regulations may become more onerous over time as public and political pressures increase to implement initiatives that will effectively arrest the emission of greenhouse gases.

Changes to government fiscal policy may reduce our cash flow

All of Husky’s oil and gas production is subject to royalties which are potentially impacted by changes in government fiscal policies. In 2007, the Alberta Government announced its decision with respect of recommendations issued by the Alberta Royalty Review Panel. The new Alberta fiscal regime has decreased Husky’s future net revenue from proved reserves estimated at December 31, 2008 before income taxes discounted at 10% by approximately 1%.

Upstream Operations

Disclosures of Oil and Gas Activities

In the tables that follow, the following definitions apply: light crude oil (30° API and lighter), medium crude oil (between 20° and 30° API), heavy crude oil (20° and heavier but lighter than 10° API) and bitumen (10° API and heavier).

Production

	2008
	Total	Western Canada	East Coast	Canada	China	Libya
Crude Oil (mbbls/day)
Light crude oil and NGL	122.9	24.6	86.1	110.7	12.1	0.1
Medium crude oil	26.9	26.9	—	26.9	—	—
Heavy crude oil & bitumen	107.0	107.0	—	107.0	—	—

Total gross (1)	256.8	158.5	86.1	244.6	12.1	0.1

Total net (1)	206.8	134.9	62.7	197.6	9.1	0.1

Natural Gas (mmcf/day)
Gross (1)	594.4	594.4	—	594.4	—	—

Net (1)	464.2	464.2	—	464.2	—	—

	2007
	Total	Western Canada	East Coast	Canada	China	Libya
Crude Oil (mbbls/day)
Light crude oil and NGL	138.7	26.4	99.5	125.9	12.7	0.1
Medium crude oil	27.1	27.1	—	27.1	—	—
Heavy crude oil & bitumen	106.9	106.9	—	106.9	—	—

Total gross (1)	272.7	160.4	99.5	259.9	12.7	0.1

Total net (1)	233.0	134.6	88.2	222.8	10.1	0.1

Natural Gas (mmcf/day)
Gross (1)	623.3	623.3	—	623.3	—	—

Net (1)	492.3	492.3	—	492.3	—	—

	2006
	Total	Western Canada	East Coast	Canada	China	Libya
Crude Oil (mbbls/day)
Light crude oil and NGL	111.0	30.3	68.5	98.8	12.1	0.1
Medium crude oil	28.5	28.5	—	28.5	—	—
Heavy crude oil & bitumen	108.1	108.1	—	108.1	—	—

Total gross (1)	247.6	166.9	68.5	235.4	12.1	0.1

Total net (1)	220.4	143.8	66.5	210.3	10.0	0.1

Natural Gas (mmcf/day)
Gross (1)	672.3	672.3	—	672.3	—	—

Net (1)	528.2	528.2	—	528.2	—	—

Note:

(1)	Gross volumes are Husky’s lessor royalty, overriding royalty and working interest share of production before deduction of royalties. Net volumes are Husky’s gross volumes, less royalties.

Revenue

	2008
	Total	Western Canada	East Coast	Canada	China	Libya
	($ millions)
Crude Oil
Light crude oil and NGL	4,374	780	3,157	3,937	433	4
Medium crude oil	805	805	—	805	—	—
Heavy crude oil & bitumen	2,805	2,805	—	2,805	—	—

Total gross	7,984	4,390	3,157	7,547	433	4

Total net	6,225	3,621	2,289	5,910	312	3

Natural Gas
Gross	1,876	1,876	—	1,876	—	—

Net	1,563	1,563	—	1,563	—	—

Processing/Transportation	72	72	—	72	—	—

	2007
	Total	Western Canada	East Coast	Canada	China	Libya
	($ millions)
Crude Oil
Light crude oil and NGL	3,722	626	2,736	3,362	357	3
Medium crude oil	504	504	—	504	—	—
Heavy crude oil & bitumen	1,567	1,567	—	1,567	—	—

Total gross	5,793	2,697	2,736	5,433	357	3

Total net	4,965	2,421	2,256	4,677	285	3

Natural Gas
Gross	1,430	1,430	—	1,430	—	—

Net	1,200	1,200	—	1,200	—	—

Processing/Transportation	64	64	—	64	—	—

	2006
	Total	Western Canada	East Coast	Canada	China	Libya
	($ millions)
Crude Oil
Light crude oil and NGL	2,799	691	1,779	2,470	324	5
Medium crude oil	515	515	—	515	—	—
Heavy crude oil & bitumen	1,575	1,575	—	1,575	—	—

Total gross	4,889	2,781	1,779	4,560	324	5

Total net	4,358	2,352	1,731	4,083	270	5

Natural Gas
Gross	1,601	1,601	—	1,601	—	—

Net	1,319	1,319	—	1,319	—	—

Processing/Transportation	96	69	27	96	—	—

Sales Prices

	2008
	Total	Western Canada	East Coast	Canada	China	Libya
Crude Oil ($/bbl)
Light crude oil and NGL	97.28	86.65	100.12	97.13	98.56	118.97
Medium crude oil	81.79	81.79	—	81.79	—	—
Heavy crude oil & bitumen	71.61	71.61	—	71.61	—	—
Total crude oil and NGL	84.96	75.67	100.12	84.28	98.56	118.97

Natural Gas ($/mcf)	7.94	7.94	—	7.94	—	—

	2007
	Total	Western Canada	East Coast	Canada	China	Libya
Crude Oil ($/bbl)
Light crude oil and NGL	73.54	65.01	75.37	73.18	77.03	82.21
Medium crude oil	51.12	51.12	—	51.12	—	—
Heavy crude oil & bitumen	40.19	40.19	—	40.19	—	—
Total crude oil and NGL	58.24	46.12	75.37	57.31	77.03	82.21

Natural Gas ($/mcf)	6.19	6.19	—	6.19	—	—

	2006
	Total	Western Canada	East Coast	Canada	China	Libya
Crude Oil ($/bbl)
Light crude oil and NGL	69.06	62.46	71.18	68.50	73.58	74.96
Medium crude oil	49.48	49.48	—	49.48	—	—
Heavy crude oil & bitumen	39.92	39.92	—	39.92	—	—
Total crude oil and NGL	54.08	45.64	71.18	53.07	73.58	74.96

Natural Gas ($/mcf)	6.47	6.47	—	6.47	—	—

Capital Expenditures

	2008
	Total	Western Canada	East Coast	Canada	United States	China	Indonesia	Libya
	($ millions)
Property acquisition	530	485	—	485	45	—	—	—
Exploration	836	436	160	596	15	214	11	—
Development	2,214	1,640	569	2,209	—	3	—	2

	3,580	2,561	729	3,290	60	217	11	2

	2007
	Total	Western Canada	East Coast	Canada	China	Indonesia	Libya
	($ millions)
Property acquisition	172	172	—	172	—	—	—
Exploration	564	410	83	493	54	17	—
Development	1,652	1,449	197	1,646	1	5	—

	2,388	2,031	280	2,311	55	22	—

	2006
	Total	Western Canada	East Coast	Canada	China	Indonesia	Libya
	($ millions)
Property acquisition	193	192	1	193	—	—	—
Exploration	774	618	79	697	71	6	—
Development	1,660	1,361	279	1,640	14	5	1

	2,627	2,171	359	2,530	85	11	1

Oil and Gas Netbacks (1)

	2008
	Total	Western Canada	East Coast	Canada	China	Libya
Crude Oil ($/bbl)
Light crude oil
Sales revenue	96.73	82.97	100.12	96.51	98.56	118.97
Royalties	25.14	11.53	28.45	24.89	27.65	—
Operating costs	6.56	13.90	4.99	6.74	4.78	17.35

Netback	65.03	57.54	66.68	64.88	66.13	101.62

Medium crude oil
Sales revenue	79.91	79.91	—	79.91	—	—
Royalties	13.91	13.91	—	13.91	—	—
Operating costs	15.60	15.60	—	15.60	—	—

Netback	50.40	50.40	—	50.40	—	—

Heavy crude oil & bitumen
Sales revenue	71.19	71.19	—	71.19	—	—
Royalties	10.52	10.52	—	10.52	—	—
Operating costs	15.60	15.60	—	15.60	—	—

Netback	45.07	45.07	—	45.07	—	—

Total crude oil
Sales revenue	84.13	74.43	100.12	83.47	98.56	118.97
Royalties	17.75	11.26	28.45	17.28	27.65	—
Operating costs	11.39	15.27	4.99	11.68	4.78	17.35

Netback	54.99	47.90	66.68	54.51	66.13	101.62

Natural Gas ($/mcf)
Sales revenue	8.21	8.21	—	8.21	—	—
Royalties	1.60	1.60	—	1.60	—	—
Operating costs	1.59	1.59	—	1.59	—	—

Netback	5.02	5.02	—	5.02	—	—

Equivalent Unit ($boe)
Sales revenue	74.57	64.89	100.12	73.72	98.56	118.97
Royalties	15.52	10.63	28.45	15.09	27.65	—
Operating costs	10.93	13.16	4.99	11.14	4.78	17.35

Netback	48.12	41.10	66.68	47.49	66.13	101.62

Note:

(1)	Netbacks reflect the results of operations for leases classified as oil or natural gas. Co-products, such as natural gas produced at an oil property or natural gas liquids produced at a natural gas property, have been converted to equivalent units of oil or natural gas depending on the lease product classification.

	2007
	Total	Western Canada	East Coast	Canada	China	Libya
Crude Oil ($/bbl)
Light crude oil
Sales revenue	72.94	61.02	75.37	72.56	77.03	82.21
Royalties	9.72	7.87	9.43	9.12	15.63	—
Operating costs	5.70	13.24	4.07	5.89	3.68	23.12

Netback	57.52	39.91	61.87	57.55	57.72	59.09

Medium crude oil
Sales revenue	50.42	50.42	—	50.42	—	—
Royalties	8.89	8.89	—	8.89	—	—
Operating costs	13.92	13.92	—	13.92	—	—

Netback	27.61	27.61	—	27.61	—	—

Heavy crude oil & bitumen
Sales revenue	40.14	40.14	—	40.14	—	—
Royalties	5.26	5.26	—	5.26	—	—
Operating costs	12.81	12.81	—	12.81	—	—

Netback	22.07	22.07	—	22.07	—	—

Total crude oil
Sales revenue	57.60	45.13	75.37	56.65	77.03	82.21
Royalties	7.87	6.30	9.43	7.49	15.63	—
Operating costs	9.37	13.07	4.07	9.64	3.68	23.12

Netback	40.36	25.76	61.87	39.52	57.72	59.09

Natural Gas ($/mcf)
Sales revenue	6.42	6.42	—	6.42	—	—
Royalties	1.23	1.23	—	1.23	—	—
Operating costs	1.39	1.39	—	1.39	—	—

Netback	3.80	3.80	—	3.80	—	—

Equivalent Unit ($boe)
Sales revenue	52.41	42.57	75.37	51.54	77.03	82.21
Royalties	7.74	6.72	9.43	7.46	15.63	—
Operating costs	9.09	11.24	4.07	9.28	3.68	23.12

Netback	35.58	24.61	61.87	34.80	57.72	59.09

Note:

(1)	Netbacks reflect the results of operations for leases classified as oil or natural gas. Co-products, such as natural gas produced at an oil property or natural gas liquids produced at a natural gas property, have been converted to equivalent units of oil or natural gas depending on the lease product classification.

	2006
	Total	Western Canada	East Coast	Canada	China	Libya
Crude Oil ($/bbl)
Light crude oil
Sales revenue	68.51	59.89	71.18	67.87	73.58	74.96
Royalties	4.49	7.34	1.95	3.52	12.33	—
Operating costs	6.96	11.89	5.48	7.36	3.61	18.51

Netback	57.06	40.66	63.75	56.99	57.64	56.45

Medium crude oil
Sales revenue	48.97	48.97	—	48.97	—	—
Royalties	8.61	8.61	—	8.61	—	—
Operating costs	13.09	13.09	—	13.09	—	—

Netback	27.27	27.27	—	27.27	—	—

Heavy crude oil & bitumen
Sales revenue	39.91	39.91	—	39.91	—	—
Royalties	5.16	5.16	—	5.16	—	—
Operating costs	11.10	11.10	—	11.10	—	—

Netback	23.65	23.65	—	23.65	—	—

Total crude oil
Sales revenue	53.55	44.90	71.18	52.51	73.58	74.96
Royalties	5.28	6.14	1.95	4.92	12.33	—
Operating costs	9.53	11.60	5.48	9.83	3.61	18.51

Netback	38.74	27.16	63.75	37.76	57.64	56.45

Natural Gas ($/mcf)
Sales revenue	6.65	6.65	—	6.65	—	—
Royalties	1.37	1.37	—	1.37	—	—
Operating costs	1.18	1.18	—	1.18	—	—

Netback	4.10	4.10	—	4.10	—	—

Equivalent Unit ($boe)
Sales revenue	49.34	42.91	71.18	48.58	73.58	74.96
Royalties	6.19	6.97	1.95	5.99	12.33	—
Operating costs	8.77	9.79	5.48	8.98	3.61	18.51

Netback	34.38	26.15	63.75	33.61	57.64	56.45

Note:

(1)	Netbacks reflect the results of operations for leases classified as oil or natural gas. Co-products, such as natural gas produced at an oil property or natural gas liquids produced at a natural gas property, have been converted to equivalent units of oil or natural gas depending on the lease product classification.

Producing Wells

	Oil Wells		Natural Gas Wells		Total
	Gross (1)(2)	Net (1)	Gross (1)(2)	Net (1)	Gross (1)(2)	Net (1)
Canada
Alberta	4,276	3,406	5,631	4,346	9,907	7,752
Saskatchewan	5,697	4,682	1,318	1,205	7,015	5,887
British Columbia	203	58	259	205	462	263
Newfoundland	23	8	—	—	23	8

	10,199	8,154	7,208	5,756	17,407	13,910

International
China	29	12	—	—	29	12
Libya	2	1	—	—	2	1

	31	13	—	—	31	13

As at December 31, 2008	10,230	8,167	7,208	5,756	17,438	13,923

Canada
Alberta	4,090	3,211	5,489	4,274	9,579	7,485
Saskatchewan	5,479	4,514	1,192	1,085	6,671	5,599
British Columbia	204	58	239	170	443	228
Newfoundland	22	7	—	—	22	7

	9,795	7,790	6,920	5,529	16,715	13,319

International
China	29	12	—	—	29	12
Libya	2	1	—	—	2	1

	31	13	—	—	31	13

As at December 31, 2007	9,826	7,803	6,920	5,529	16,746	13,332

Canada
Alberta	4,390	3,395	5,385	4,235	9,775	7,630
Saskatchewan	5,076	4,118	1,084	1,028	6,160	5,146
British Columbia	203	57	219	150	422	207
Newfoundland	21	6	—	—	21	6
Northwest Territories	5	1	5	1	10	2

	9,695	7,577	6,693	5,414	16,388	12,991

International
China	27	11	—	—	27	11
Libya	2	1	—	—	2	1

	29	12	—	—	29	12

As at December 31, 2006	9,724	7,589	6,693	5,414	16,417	13,003

Notes:

(1)	The number of gross wells is the total number of wells in which Husky owns a working interest. The number of net wells is the sum of the fractional interests owned in the gross wells. Producing wells were producing or capable of producing at December 31.

(2)	The above table does not include producing wells in which Husky has no working interest but does have a royalty interest. At December 31, 2008, Husky had a royalty interest in 3,929 wells of which 1,272 were oil producers and 2,657 were gas producers.

(3)	For purposes of the above table, multiple completions are counted as a single well. Where one of the completions in a given well is an oil completion, the well is classified as an oil well. In 2008, there were 313 gross, 298 net oil wells and 789 gross, 657 net natural gas wells which were completed in two or more formations and from which production is not commingled.

Landholdings

	Developed Acreage
	Gross	Net
	(thousands of acres)
As at December 31, 2008
Western Canada
Alberta	3,159	2,658
Saskatchewan	779	657
British Columbia	167	114

	4,105	3,429

Eastern Canada	54	18

	4,159	3,447

China	17	7
Libya	7	2

	4,183	3,456

As at December 31, 2007
Western Canada
Alberta	3,102	2,610
Saskatchewan	638	574
British Columbia	183	115

	3,923	3,299

Northwest Territories and Arctic	—	—
Eastern Canada	42	9

	3,965	3,308

China	17	7
Libya	7	2

	3,989	3,317

As at December 31, 2006
Western Canada
Alberta	3,235	2,709
Saskatchewan	592	531
British Columbia	185	114

	4,012	3,354

Northwest Territories and Arctic	7	1
Eastern Canada	35	4

	4,054	3,359

China	17	7
Libya	7	2

	4,078	3,368

Landholdings (continued)

	Undeveloped Acreage
	Gross	Net
	(thousands of acres)
As at December 31, 2008
Western Canada
Alberta	4,287	3,743
Saskatchewan	1,563	1,473
British Columbia	962	662
Manitoba	1	1

	6,813	5,879

Northwest Territories and Arctic	1,042	629
Eastern Canada	4,364	3,192

	12,219	9,700

United States	1,707	422

China	6,337	3,105

Indonesia	2,992	2,646

Greenland	8,471	5,983

	31,726	21,856

As at December 31, 2007
Western Canada
Alberta	4,118	3,600
Saskatchewan	1,547	1,404
British Columbia	888	610
Manitoba	1	1

	6,554	5,615

Northwest Territories and Arctic	1,021	396
Eastern Canada	2,429	1,566

	10,004	7,577

China	7,372	3,612

Indonesia	1,742	1,742

Greenland	8,471	5,984

	27,589	18,915

As at December 31, 2006
Western Canada
Alberta	4,358	3,841
Saskatchewan	1,654	1,513
British Columbia	906	639
Manitoba	1	1

	6,919	5,994

Northwest Territories and Arctic	884	239
Eastern Canada	2,591	1,786

	10,394	8,019

China	7,637	3,742

Indonesia	1,742	1,742

	19,773	13,503

Drilling Activity

	Year ended December 31
	2008		2007		2006
	Gross	Net	Gross	Net	Gross	Net
Western Canada Drilling
Exploration
Oil	80	70	79	79	101	99
Gas	102	79	114	92	330	192
Dry	27	23	14	12	26	24

	209	172	207	183	457	315

Development
Oil	685	578	571	530	590	543
Gas	435	270	343	251	565	490
Dry	36	36	31	29	25	22

	1,156	884	945	810	1,180	1,055

	1,365	1,056	1,152	993	1,637	1,370

Offshore East Coast — Canada
Development
Oil	1	1	1	1	4	2

Present Activities

	Exploratory		Development
	Gross	Net	Gross	Net
Wells Drilling (1)
Western Canada	5	3	13	11
United States	1	0.5	—	—

	6	3.5	13	11

Stratigraphic Test Wells
Offshore East Coast — Canada	1	0.4	—	—
Offshore China	2	1	—	—

	3	1.4	—	—

Note:

(1)	Denotes wells that were drilling at December 31, 2008.

Oil and Gas Reserves Disclosures

Husky’s oil and gas reserves as of December 31, 2008 are based on prices and costs in effect on that date and remain constant in future periods in accordance with the rules of FASB and the SEC (U.S.) and are prepared internally by Husky’s reserves evaluation staff. Husky uses a formalized process for determining, approving and booking reserves. This process provides for all reserves evaluations to be done on a consistent basis using established definitions and guidelines. Approval of any significant reserve additions and changes requires review by an internal panel of qualified reserves evaluators.

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

Proved Reserves

	Crude Oil & NGL (1)		Natural Gas (1)		Future Net Cash Flows Before Tax (1)(4)
	Gross (2)	Net (2)	Gross (2)	Net (2)	0%	10%
	(mmbbls)		(bcf)		($ millions)
Proved developed (3)	415	363	1,760	1,524	11,989	7,913
Proved undeveloped (3)(5)	116	107	430	388	2,214	876

Proved total (3)	531	470	2,190	1,912	14,203	8,789

Notes:

(1)	Husky applied for and was granted an exemption from National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities” to provide oil and gas reserves disclosures in accordance with the U.S. Securities and Exchange Commission guidelines and the U.S. Financial Accounting Standards Board disclosure standards. The information disclosed may differ from information prepared in accordance with National Instrument 51-101. Husky’s internally generated oil and gas reserves data was audited by an independent firm of qualified reserves evaluators.

(2)	Gross reserves are Husky’s lessor royalty, overriding royalty and working interest share of reserves, before deduction of royalties. Net reserves are gross reserves, less royalties.

(3)	These reserve categories have the same meanings as those set out in SEC Regulation S-X.

(4)	On December 31, 2008, the date our proved oil and gas reserves were evaluated the discounted future net cash flows were based on the year-end spot NYMEX natural gas price of U.S. $5.41/mmbtu and on a spot WTI crude oil price of U.S.$44.60/bbl. The calculated price of Lloydminster heavy crude was $34.56/bbl and Tucker bitumen was $29.86/bbl. When compared with Husky’s reserves based on 2008 annual average prices the year-end prices resulted in a negative price revision of 98/mmboe 70% of which was related to proved bitumen reserves and 13% was related to proved heavy crude oil reserves. Please refer to Husky’s 2008 MD&A for further discussion about price revisions.

(5)	Estimated future capital expenditures required to gain access to proved undeveloped reserves as at December 31, 2008 and 2007 were as follows:

	As at December 31, 2008
	Total	2009	2010	2011	2012	2013	Thereafter
	($ millions undiscounted)
Western Canada	1,615	370	428	319	151	96	251
Eastern Canada	391	256	111	—	—	—	24

	2,006	626	539	319	151	96	275

	As at December 31, 2007
	Total	2008	2009	2010	2011	2012	Thereafter
	($ millions undiscounted)
Western Canada	1,943	713	520	272	119	87	232
Eastern Canada	476	198	237	19	—	—	22

	2,419	911	757	291	119	87	254

	As at December 31, 2006
	Total	2007	2008	2009	2010	2011	Thereafter
	($ millions undiscounted)
Western Canada	1,725	558	573	263	100	96	135
Eastern Canada	—	—	—	—	—	—	—

	1,725	558	573	263	100	96	135

Reconciliation of Proved Gross Reserves

	Canada						International		Total
	Western Canada					East Coast	Light Crude Oil & NGL	Natural Gas	Crude Oil & NGL	Natural Gas
	Light Crude Oil & NGL	Medium Crude Oil	Heavy Crude Oil	Natural Gas	Bitumen	Light Crude Oil
	(mmbbls)	(mmbbls)	(mmbbls)	(bcf)	(mmbbls)	(mmbbls)	(mmbbls)	(bcf)	(mmbbls)	(bcf)
Proved reserves, before royalties (1)
End of 2005	167	91	217	2,136	48	89	17	—	629	2,136

Revisions	(3)	(1)	(2)	(87)	(1)	31	2	—	26	(87)
Purchases	1	1	—	25	—	—	—	—	2	25
Sales	(1)	—	—	(3)	—	—	—	—	(1)	(3)
Discoveries and extensions	7	5	37	314	13	—	—	—	62	314
Improved recovery	6	1	—	3	—	12	—	—	19	3
Production	(11)	(10)	(39)	(245)	—	(25)	(5)	—	(90)	(245)

End of 2006	166	87	213	2,143	60	107	14	—	647	2,143

Revisions	1	4	(8)	64	—	26	2	—	25	64
Purchases	1	—	—	36	—	—	—	—	1	36
Sales	(10)	—	—	(23)	—	—	—	—	(10)	(23)
Discoveries and extensions	8	6	37	189	11	19	—	—	81	189
Improved recovery	2	1	1	10	—	—	—	—	4	10
Production	(9)	(10)	(38)	(228)	(1)	(36)	(5)	—	(99)	(228)

End of 2007	159	88	205	2 2,191	70	116	11	—	649	2 2,191

Revisions	(12)	3	(13)	(42)	(69)	15	—	—	(76)	(42)
Purchases	2	1	6	96	—	—	—	—	9	96
Sales	(1)	—	—	(19)	—	—	—	—	(1)	(19)
Discoveries and extensions	6	2	25	150	—	—	—	—	33	150
Improved recovery	3	1	2	32	—	5	—	—	11	32
Production	(9)	(10)	(38)	(218)	(1)	(32)	(4)	—	(94)	(218)

End of 2008	148	85	187	2,190	—	104	7	—	531	2,190

Note:

(1)	Proved reserves are the estimated quantities of crude oil, natural gas and NGL which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Reserves and Production by Principal Area

	Gross
	Proved Reserves	Production
	(mmbbls)	(mbbls/day)
Crude Oil and NGL (1)
Canada
Western Canada
British Columbia and Foothills
Alberta and BC Plains area	28.6	4.6
Foothills Deep Gas area	24.1	5.0
Ram River and Kaybob areas	5.7	2.1
Northwest Alberta Plains
Rainbow Lake area	73.9	7.4
Athabasca area	6.5	1.9
East Central Alberta
North area	1.5	0.5
South area	2.5	0.9
Provost area	33.7	15.6
Southern Alberta and Saskatchewan
South Alberta area	25.8	8.3
South Saskatchewan area	61.2	14.4
Lloydminster Area
Primary production	91.6	74.5
Thermal production	64.7	20.0
Oil Sands	—	2.7
Other	0.1	0.6

	419.9	158.5

East Coast Canada
Terra Nova	17.9	12.9
White Rose	86.3	73.2

	104.2	86.1

China
Wenchang	7.1	12.2

	531.2	256.8

Note:

(1)	Gross crude oil and NGL reserves as at December 31, 2008 and average 2008 daily gross production of crude oil and NGL.

	Gross
	Proved Reserves	Production
	(bcf)	(mmcf/day)
Natural Gas (1)
Canada
Western Canada
British Columbia and Foothills
Alberta and BC Plains area	117.6	48.8
Foothills Deep Gas area	466.9	97.2
Ram River and Kaybob areas	215.3	71.3
Northwest Alberta Plains
Rainbow Lake area	482.0	72.0
Northern Alberta area	158.7	53.5
East Central Alberta
Provost area	128.4	46.6
North area	177.8	40.7
South area	135.1	51.2
Southern Alberta and Saskatchewan
South Alberta area	49.0	23.5
South Saskatchewan area	185.4	41.4
Lloydminster Area	73.7	40.2
Other	—	8.0

	2,189.9	594.4

Note:

(1)	Gross natural gas reserves as at December 31, 2008 and average daily gross production of natural gas.

Probable Oil and Gas Reserves (1)

	Canada			International	Total
	Western Canada		East Coast
	Conventional	Bitumen (2)
Crude Oil & NGL
	(mmbbls)
2008	129	96	64	14	303
2007	149	1,765	100	25	2,039
2006	144	1,127	79	9	1,359

Natural Gas
			(bcf)
2008	458	—	—	258	716
2007	473	—	—	516	989
2006	390	—	—	93	483

Barrels of Oil Equivalent
			(mmboe)
2008	206	96	64	57	423
2007	228	1,765	100	111	2,204
2006	209	1,127	79	25	1,440

Notes:

(1)	The probable reserves presented have been prepared, using constant prices and costs, in accordance with NI 51-101.

(2)	The SEC generally permits oil and gas registrants to disclose only reserves that meet the standards for proved reserves. Due to the higher uncertainty associated with probable reserves, disclosure or reference to probable reserves does not meet the standards for the inclusion in a document filed with the SEC. The disclosure of probable reserves is included herein in accordance with NI 51-101.

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

Canadian provincial royalties are determined based on a graduated percentage scale, which varies with prices and production volumes. Canadian reserves, as presented on a net basis, assume prices and royalty rates in existence at the time the estimates were made, and Husky’s estimate of future production volumes. Future fluctuations in prices, production rates, or changes in political or regulatory environments could cause our share of future production from Canadian reserves to be materially different from that presented.

Subsequent to December 31, 2008, no major discovery or other favourable or adverse event is believed to have caused a material change in the estimates of proved or proved developed reserves as of that date.

Results of Operations for Producing Activities (1)(2)

	Canada			International			Total
	2008	2007	2006	2008	2007	2006	2008	2007	2006
	($ millions except per boe amounts)
Oil and gas production revenue	7,667	5,998	5,567	315	288	274	7,982	6,286	5,841

Operating costs
Lease operating expenses	1,469	1,292	1,215	25	21	22	1,494	1,313	1,237
Production taxes	93	64	69	—	—	—	93	64	69
Asset retirement obligation accretion	44	38	37	1	—	—	45	38	37

	1,606	1,394	1,321	26	21	22	1,632	1,415	1,343
Depreciation, depletion and amortization	1,457	1,563	1,426	48	52	50	1,505	1,615	1,476

Earnings before taxes	4,604	3,041	2,820	241	215	202	4,845	3,256	3,022
Income tax	1,409	994	982	74	70	72	1,483	1,064	1,054

Results of operations	3,195	2,047	1,838	167	145	130	3,362	2,192	1,968

Amortization rate per gross boe	11.58	11.77	11.24	10.93	11.10	11.24	11.56	11.75	11.24
Amortization rate per net boe	14.47	14.06	13.09	14.77	14.01	13.50	14.48	14.05	13.10

Notes:

(1)	The costs in this schedule exclude corporate overhead, interest expense and other operating costs, which are not directly related to producing activities.

(2)	Under U.S. GAAP, the depreciation, depletion and amortization for Canadian producing activities for 2008 amounted to $1,435 million (2007 — $1,507 million; 2006 — $1,362 million). Income taxes for Canadian producing activities under U.S. GAAP for 2008 amounted to $1,415 million (2007 — $1,011 million; 2006 — $1,005 million).

Costs Incurred in Oil and Gas Property Acquisition, Exploration and Development Activities (1)

	Canada	International	Total
	($ millions)
2008
Property acquisition
Proved	241	—	241
Unproved	244	45	289
Exploration	596	240	836
Development	2,209	5	2,214
Capitalized interest	—	—	—

Total costs incurred	3,290	290	3,580
Less: Proved acquisitions	241	—	241
Capitalized interest	—	—	—

Finding and development costs	3,049	290	3,339

2007
Property acquisition
Proved	126	—	126
Unproved	46	—	46
Exploration	580	70	650
Development	1,559	6	1,565
Capitalized interest	6	—	6

Total costs incurred	2,317	76	2,393
Less: Proved acquisitions	126	—	126
Capitalized interest	6	—	6

Finding and development costs	2,185	76	2,261

2006
Property acquisition
Proved	97	—	97
Unproved	96	—	96
Exploration	697	77	774
Development	1,637	20	1,657
Capitalized interest	23	—	23

Total costs incurred	2,550	97	2,647
Less: Proved acquisitions	97	—	97
Capitalized interest	23	—	23

Finding and development costs	2,430	97	2,527

Note:

(1)	Development costs incurred exclude actual retirement expenditures and include asset retirement obligation incurred. Asset retirement obligation incurred for 2008 was $40 million (2007 — $39 million; 2006 — $45 million).

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

The following table sets forth a summary of oil and gas property costs not being amortized at December 31, 2008, by the year in which the costs were incurred:

Withheld Costs	Total	2008	2007	2006	Prior to 2006
	($ millions)
Property acquisitions
Canada	67	—	—	67	—
International	63	—	—	—	63

	130	—	—	67	63

Exploration
Canada	1,686	1,248	426	12	—
International	408	278	67	63	—

	2,094	1,526	493	75	—

Development
Canada	846	544	302	—	—
International	14	1	4	5	4

	860	545	306	5	4

Capitalized interest
Canada	104	—	6	58	40

	3,188	2,071	805	205	107

Capitalized Costs Relating to Oil and Gas Producing Activities

	Canada	International	Total
	($ millions)
2008
Proved properties (1)	21,515	580	22,095
Unproved properties	2,703	485	3,188

	24,218	1,065	25,283
Accumulated DD&A	10,946	486	11,432

Net Capitalized Costs (2)	13,272	579	13,851

2007
Proved properties (1)	20,830	584	21,414
Unproved properties	1,954	243	2,197

	22,784	827	23,611
Accumulated DD&A	9,500	456	9,956

Net Capitalized Costs (2)	13,284	371	13,655

2006
Proved properties (1)	19,087	586	19,673
Unproved properties	1,932	165	2,097

	21,019	751	21,770
Accumulated DD&A	8,141	404	8,545

Net Capitalized Costs (2)	12,878	347	13,225

Notes:

(1)	Capitalized costs related to proved properties include the asset retirement obligations. The asset retirement obligations for the years presented were as follows:

	Canada	International	Total
	($ millions)
2008	488	6	494
2007	454	6	460
2006	415	6	421

(2)	The net capitalized costs for Canadian oil and gas exploration, development and producing activities under U.S. GAAP for 2008 were $12,921 million (2007 — $12,911 million, 2006 — $12,449 million). The net capitalized costs for International property oil & gas exploration, development and producing activities under U.S. GAAP for 2008 were $578 million (2007 — $370 million, 2006 — $346 million). Please refer to the Company’s Form 40-F for an explanation of the differences between Canadian and U.S. GAAP for oil and gas activities.

Oil and Gas Reserve Information

In Canada, Husky’s proved crude oil, natural gas liquids and natural gas reserves are located in the provinces of Alberta, Saskatchewan, British Columbia, and offshore the East Coast. Husky’s international proved reserves are located in China and Libya.

Reserves	Canada		International		Total
	Crude Oil & NGL	Natural Gas	Crude Oil & NGL	Natural Gas	Crude Oil & NGL	Natural Gas
	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)
Net proved reserves (1)(2)(3)(4)
End of year 2005	549	1,771	16	—	565	1,771
Revisions	9	(71)	—	—	9	(71)
Purchases	2	21	—	—	2	21
Sales	—	(2)	—	—	—	(2)
Improved recovery	16	2	—	—	16	2
Discoveries and extensions	56	267	—	—	56	267
Production	(77)	(189)	(4)	—	(81)	(189)

End of year 2006	555	1,799	12	—	567	1,799

Revisions	3	61	—	—	3	61
Purchases	1	29	—	—	1	29
Sales	(9)	(18)	—	—	(9)	(18)
Improved recovery	4	8	—	—	4	8
Discoveries and extensions	71	155	—	—	71	155
Production	(81)	(180)	(4)	—	(85)	(180)

End of year 2007	544	1,854	8	—	552	1,854

Revisions	(54)	2	1	—	(53)	2
Purchases	8	89	—	—	8	89
Sales	(1)	(16)	—	—	(1)	(16)
Improved recovery	10	28	—	—	10	28
Discoveries and extensions	30	125	—	—	30	125
Production	(73)	(170)	(3)	—	(76)	(170)

End of year 2008	464	1,912	6	—	470	1,912

Net proved developed reserves, (1)(2)(3)(4)
End of year 2005	327	1,413	15	—	342	1,413
End of year 2006	442	1,424	12	—	454	1,424
End of year 2007	407	1,494	8	—	415	1,494
End of year 2008	357	1,524	6	—	363	1,524

Notes:

(1)	Net reserves are the Company’s lessor royalty, overriding royalty and working interest share of the gross remaining reserves, after deduction of any crown, freehold and overriding royalties. Such royalties are subject to change by legislation or regulation and can also vary depending on production rates, selling prices and timing of initial production.

(2)	Reserves are the estimated quantities of crude oil, natural gas and related substances anticipated from geological and engineering data to be recoverable from known accumulations from a given date forward, by known technology, under existing operating conditions and prices in effect at year end.

(3)	Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

(4)	Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are reserves that are expected to be recovered from known accumulations where a significant expenditure is required.

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

The computation of the standardized measure of discounted future net cash flows relating to proved oil and gas reserves at December 31, 2008 was based on the NYMEX year-end natural gas spot price of U.S. $5.41/mmbtu (2007 — U.S. $7.11/mmbtu; 2006 — U.S. $5.51/mmbtu) and on crude oil prices computed with reference to the year-end WTI spot price of U.S. $44.60/bbl (2007 — U.S. $95.98/bbl; 2006 — U.S. $60.85/bbl).

Standardized Measure	Canada (1)			International (1)			Total (1)
	2008	2007	2006	2008	2007	2006	2008	2007	2006
	($ millions)
Future cash inflows	29,640	49,383	37,006	278	952	900	29,918	50,335	37,906
Future production costs	11,596	12,394	10,915	99	136	143	11,695	12,530	11,058
Future development costs	4,006	4,550	3,406	14	16	14	4,020	4,566	3,420
Future income taxes (2)	3,667	9,022	6,934	48	252	234	3,715	9,274	7,168

Future net cash flows	10,371	23,417	15,751	117	548	509	10,488	23,965	16,260
Annual 10% discount factor	4,121	9,039	6,045	8	93	93	4,129	9,132	6,138

Standardized measure of discounted

Future net cash flows	6,250	14,378	9,706	109	455	416	6,359	14,833	10,122

Note:

(1)	The schedules above are calculated using year-end prices, costs, statutory income tax rates and existing proved oil and gas reserves. The value of exploration properties and probable reserves, future exploration costs, future change in oil and gas prices and in production and development costs are excluded.

(2)	Future income taxes at a 10% annual discount factor are $2,430 million in 2008, $6,149 million in 2007 and $4,704 million in 2006.

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating

to Proved Oil and Gas Reserves

	Canada (1)			International (1)			Total (1)
	2008	2007	2006	2008	2007	2006	2008	2007	2006
	($ millions)
Present value at January 1	14,378	9,706	10,521	455	416	482	14,833	10,122	11,003
Sales and transfers, net of production costs	(6,167)	(4,696)	(4,318)	(294)	(270)	(257)	(6,461)	(4,966)	(4,575)
Net change in sales and transfer prices, net of development and production costs	(10,514)	7,380	(1,721)	(338)	265	126	(10,852)	7,645	(1,595)
Development cost incurred that reduced future development costs	2,450	1,772	1,640	5	6	20	2,455	1,778	1,660
Changes in estimated future development costs	(1,582)	(2,157)	(1,526)	(6)	(4)	(19)	(1,588)	(2,161)	(1,545)
Extensions, discoveries and improved recovery, net of related costs	1,572	2,226	1,666	18	13	—	1,590	2,239	1,666
Revisions of quantity estimates	107	868	563	12	(13)	(27)	119	855	536
Accretion of discount	2,032	1,422	1,601	66	61	70	2,098	1,483	1,671
Sale of reserves in place	(104)	(256)	(19)	—	—	—	(104)	(256)	(19)
Purchase of reserves in place	368	114	65	—	—	—	368	114	65
Changes in timing of future net cash flows and other	155	(575)	263	27	—	(5)	182	(575)	258
Net change in income taxes	3,555	(1,426)	971	164	(19)	26	3,719	(1,445)	997

Net increase (decrease)	(8,128)	4,672	(815)	(346)	39	(66)	(8,474)	4,711	(881)

Present value at December 31	6,250	14,378	9,706	109	455	416	6,359	14,833	10,122

Note:

(1)	The schedules above are calculated using year-end prices, costs, statutory income tax rates and existing proved oil and gas reserves. The value of exploration properties and probable reserves, future exploration costs, future changes in oil and gas prices and in production and development costs are excluded.

Description of Major Properties and Facilities

Description of Major Properties and Facilities

Husky’s portfolio of upstream assets includes properties with reserves of light (30° API and lighter), medium (between 20° and 30° API), heavy (20° API and heavier but lighter than 10° API) and bitumen (10° API and heavier) gravity crude oil, NGL, natural gas and sulphur.

Lloydminster Heavy Oil and Gas

Husky’s heavy oil assets are primarily concentrated in a large producing region in the Lloydminster Alberta/Saskatchewan area. The Company maintains a land position of approximately 1.98 million acres within this area, of which approximately 68% is undeveloped. Approximately 92% of Husky’s proved reserves in the region are contained in the heavy crude oil producing fields of Pikes Peak, Edam, Tangleflags, Celtic, Bolney, Westhazel, Big Gully, Hillmond, Mervin, Marwayne, Lashburn, Gully Lake and Rush Lake, and in the medium gravity crude oil producing fields of Wildmere and Wainwright. These fields contain accumulations of heavy crude oil at relatively shallow depths.

Husky currently produces from oil and gas wells ranging in depth from 450 to 650 metres and holds a 100% working interest in the majority of these wells. Production of heavy oil from the Lloydminster area uses a variety of techniques, including standard primary production methods, as well as steam injection, horizontal well technology and SAGD. Husky has increased primary production from the area through cold production techniques which utilize progressive cavity pumps capable of simultaneous production of sand and heavy oil from unconsolidated formations. Husky’s gross heavy and medium crude oil production from the area totalled 94.4 mbbls/day in 2008. Of the total production, 71.7 mbbls/day was primary production of heavy crude oil, including cold production techniques, 19.9 mbbls/day was production from Husky’s thermal operations at Pikes Peak (cyclic steam), Bolney/Celtic (SAGD) and the Pikes Peak South pilot (SAGD), and 2.8 mbbls/day was from the medium gravity waterflooded fields in the Wainwright and Wildmere areas. Husky believes that the future growth of crude oil production from this area will be driven by primary heavy oil production, including cold production, and new thermal projects. Husky produces natural gas from numerous small shallow pools in the Lloydminster region. During 2008, Husky’s natural gas production from the Lloydminster region averaged 40.2 mmcf/day.

In the Lloydminster area the Company owns and operates 19 oil treating facilities, all of which are tied into the Husky heavy oil pipeline systems. These pipeline systems transport heavy crude oil from the field locations to the Husky Lloydminster asphalt refinery, to the Husky Lloydminster Upgrader and to the Enbridge Pipeline, Express Pipeline and Inter Pipeline Fund systems at Hardisty, Alberta.

The Company is focused on increasing its heavy oil production and believes that its undeveloped land position coupled with the application of improved technologies will sustain heavy crude oil production in the Lloydminster area.

Lloydminster Area

British Columbia/Foothills/Northwest Plains

Rainbow Lake District

Rainbow Lake, located approximately 700 kilometres north-west of Edmonton, Alberta, is the site of Husky’s largest light oil production operation in Western Canada. Husky operates a number of crude oil pools in the Rainbow basin, with an average working interest of 54%. Production in this district is derived from more than 50 oil and gas pools.

Husky uses secondary and tertiary oil recovery methods extensively in the Rainbow Lake district. These methods include injecting water, natural gas and NGL into various sections of the oil reservoirs to enhance crude oil recovery. The use of tertiary recovery programs, such as the miscible flood used at Rainbow Lake, has increased the estimated amount recoverable from discovered petroleum initially in-place from 50% to 70% in certain pools. Historically, only small volumes of gas and NGL have been marketed from the Rainbow Lake district prior to 2002. In 2003, the recovery of natural gas commenced from several pools. Husky uses horizontal drilling techniques, including the re-entry of existing well bores, to maintain the level of crude oil production and to increase recovery rates. Husky plans to continue exploration efforts to supplement its development initiatives in the Rainbow Lake district. Husky’s gross production from this area averaged 7.2 mbbls/day of light crude oil and NGL and 24.6 mmcf/day of natural gas during 2008.

Husky holds a 50% interest in, and operates, the Rainbow Lake processing plant. The processing design rate capacity of the plant is 69 mbbls/day of crude oil and water and 230 mmcf/day of raw gas. The extraction design capacity is 17 mbbls/day of NGL.

Husky also has a 100% interest in a compression and dehydration facility at Bivouac that has a capacity to process 20 mmcf/day. In 2008, throughput at this facility averaged 17.0 mmcf/day. Husky’s strategy in respect of this area is to drill and tie-in eight to ten development wells per year to fully load the facility in 2009. Husky is advancing plans to expand production to 40-50 mmcf/day from this area in the 2011-2013 timeframe.

Husky holds an interest in two significant non-operated properties in the Rainbow Lake District. They include the Ekwan/Sierra property in north-eastern British Columbia and the Bistcho property in Northwest Alberta. Husky’s gross production from these properties currently averages 12.7 mmcf/day of natural gas and 44 bbls/day of liquid hydrocarbons. Husky also holds a working interest in the Encana Sierra gas plant and the Paramount Bistcho gas plant for processing this production. In October 2008, Husky completed an asset exchange divesting its interest in the Sierra area to increase its interest and gain operatorship of the Ekwan non-operated assets which have greater development potential. The Company is active in both these areas with development and exploration drilling. Husky holds in excess of 200,000 acres of undeveloped land in these two areas.

North East Alberta District

The North East Alberta District is located approximately 200 kilometres north-east of Edmonton, Alberta and is comprised primarily of shallow gas production and is currently developing primary heavy oil production. Natural gas is produced from the Clearwater, Colony, McMurray and Wabasca or a combination of these zones that lie at a depth of approximately 600 metres. In 2008, gross natural gas production from this district averaged 54.9 mmcf/day. Husky’s largest property in the district is at Muskwa, which consists of a 32 mmcf/day dehydrator facility, 6,255 horsepower of compression and a gathering system that collects natural gas from an area seven townships in size. Husky gross production from Muskwa averaged 10.2 mmcf/day in 2008. The Company is also expanding its primary heavy oil production base in this district with a development program at Cadotte where primary heavy oil production increased from 700 bbls/day in January, 2008 to 3,100 bbls/day by December, 2008. Primary heavy oil production tests are currently underway in both the Amadou and McMullen areas. In 2009, Husky plans to continue to undertake recompletions and work-overs to increase production and add natural gas reserves at a low unit cost and take advantage of existing infrastructure and capacity. The Company will continue technical evaluations on its primary heavy oil assets to position for development when market conditions improve.

High Level District

The High Level district of Alberta is approximately 600 kilometres northwest of Edmonton, Alberta. Husky is the operator and holds close to 100% working interests in its properties. The area contains shallow Bluesky natural gas reservoirs that are characterized as low deliverability and low decline. In 2008, gross production from this area averaged 17.6 mmcf/day of natural gas.

Ram River District

The Ram River district is located in west central Alberta and includes the large Blackstone, Ricinus and Clearwater/ Limestone natural gas fields.

The Blackstone field is the most prolific of these fields and contains four high deliverability natural gas wells, capable of combined raw gas production of 31.5 mmcf/day. Husky holds a 34% interest in two unitized wells, and a 24% and 50% interest, respectively, in two non-unit wells, and acts as the contract operator of the Blackstone field. Production from the area is processed at the Ram River gas plant.

Husky holds an average 72% interest in and operates the Ram River sour gas plant and related processing facilities. The Ram River plant has the capacity to process 622 mmcf/day of sour gas, resulting in sales gas capacity of 525 mmcf/day. The plant also has the capacity to produce in excess of 2.8 mlt/day of sulphur from raw gas. During 2008, the plant operated at approximately 65% of its approved inlet raw gas capacity. The Ram River plant processes in excess of 10% of the Company’s total gross natural gas production. This includes an average of 35 mmcf/day of Husky gross production from the Blackstone, Brown Creek, Cordel and Stolberg fields and an average of 14.6 mmcf/day Husky gross production from Ricinus and Clearwater/Limestone and Benjamin fields. In addition the Company processes third-party volumes. Gross production from the Strachan, Ferrier and North Blackstone areas, which is processed at other gas plants, averaged 10.7 mmcf/day of natural gas, bringing total Husky gross production of natural gas from the Ram River district to 71.3 mmcf/day in 2008. The Company’s 2009 plans for the Ram River district include continued exploration and development drilling in Ferrier and North Blackstone including evaluation of deeper targets.

Husky has a sour gas pipeline network that supports the Ram River plant. Husky operates a network of 845 kilometres of sour gas pipelines in the Ram River district and holds a 30% interest in 684 kilometres of this pipeline system. The sour gas processed at the Ram River plant is produced from 18 sour gas fields located as far as 145 kilometres from the Ram River plant.

Husky believes that the Ram River plant and the extensive infrastructure of gathering pipelines, transmission systems and rail lines, which support the plant, represents a strategic base for natural gas exploration and development planned in this part of the foothills region.

In addition, other companies are actively pursuing exploration and production activities in this area which may provide additional opportunities for generating third party natural gas processing revenue. In 2008, net processing income increased from $19.8 million in 2007 to $49.9 million due, in part, to additional Shell Tay River natural gas volumes, continued activity along the Chungo Mississippian trend and additional processing of third party re-melt sulphur volumes.

Kaybob District

The Kaybob District consists of land located in the Fox Creek region of Alberta and is divided into three areas. The Kaybob South Triassic Unit 1 (40.5% working interest), Kaybob South Triassic Unit 2 (26.8% working interest), and non-unit lands (various working interests from gross overriding royalty to 100% working interest). Husky divested of its 35.6% working interest in the Kaybob South Beaverhill Lake Unit #1 effective January 1, 2008.

Husky has a 13.2% working interest in the sour gas portion and a 17.8% working interest in the sweet gas portion of the plant. The interests in the plant reflect Husky’s divestiture of 4.6% working interest in the Kaybob amalgamated plant when Husky divested its interest in the Beaverhill Lake Unit #1 January 1, 2008. The Company also has various working interests in sweet gas gathering and compression facilities in the area. During 2008, Husky gross production from this district was 688 bbls/day of crude oil and NGL and 9.7 mmcf/day of natural gas.

Alberta/British Columbia Plains District

Boundary Lake Area

Husky holds a 50% working interest in the Boundary Lake Gas Unit and a 34% and 19% interest in the Boundary Lake oil unit 1 and 2, respectively, in north-east British Columbia. Husky natural gas production from this area is derived from five Belloy sour gas pools, and is processed at the nearby Boundary Lake processing plant. Husky gross production from this area was 7.5 mmcf/day of natural gas and 1,362 bbls/day of crude oil and NGL during 2008.

Valhalla and Wapiti Area

Husky holds an approximate 30% interest in three Valhalla oil units, a 100% interest in the Valhalla non-unit waterflood wells and a 100% interest in the Wapiti property. Production is primarily from the Doe Creek and Cardium zones and consists of light crude oil, NGL and natural gas. Husky gross production from these properties averaged 2,608 bbls/day of crude oil and NGL and 7.1 mmcf/day of natural gas in 2008. The Company’s plans for this area in 2009 are to continue optimizing Husky’s Valhalla assets to improve waterflood conformance and arrest declining production in the main Doe Creek I pool.

Kakwa Area

Husky holds an average 60% working interest in oil and gas processing facilities and associated oil and gas gathering systems in the Kakwa area. Husky gross production from this area was 10.8 mmcf/day of natural gas and 486 bbls/day of crude oil and NGL in 2008.

Lynx, Copton and Grande Cache Areas

Husky plans to continue to focus on development in the Lynx/Copton/Grande Cache areas of western Alberta with the drilling of 1.5 net wells and tie-in of 2.5 net wells in 2008. During 2008, Husky average gross production was 18.8 mmcf/day of natural gas. The Company plans to continue to develop these properties in 2009 to increase gross production to 25 mmcf/day of natural gas.

Foothills West District

Caroline Area

Husky holds an 11% working interest in the 32,000 acre Caroline natural gas field located approximately 97 kilometres north-west of Calgary. The field has a high proportion of NGL and as a result the economics of this field are enhanced.

Husky also holds an 11% interest in the Caroline sour gas processing facility. The plant is presently running at 62% utilization based on design capacity and is processing approximately 93 mmcf/day of total plant sales gas and 15,575 mbbls/day of NGL. Husky gross production was 1,748 bbls/day of NGL and 4.5 mmcf/day of natural gas in 2008. In 2008, the newly installed low pressure steam recovery unit was started up to displace approximately one third of the plant’s external power consumption.

Edson Area

Husky holds and operates an average 85% working interest in two gas processing facilities and associated gas gathering systems in the Edson area. Husky’s gross production from these properties averaged 39.4 mmcf/day of natural gas and 1,627 bbls/day of NGL in 2008. The 2008 development drilling program consisted of 30 gross wells. In 2008, Husky installed 4,100 horsepower of additional field and plant inlet booster compressors at Ansell and Galloway to reduce the gathering system pressure and improve overall field recovery. The Company plans to drill 5 gross gas wells in 2009 to maintain average production at 38 mmcf/day and improve drainage of the reservoir.

Sikanni and Federal Areas

Husky holds interests in properties in the Sikanni and Federal areas of north-east British Columbia, which averaged gross production of 14.9 mmcf/day of natural gas from six wells in 2008. Husky natural gas production flows through its gathering systems for processing at third party plants at Sikanni and McMahon. In March 2008, Husky completed the tie-in of a discovery well in the Federal area, which added 10.5 mmcf/day of additional production, commencing April 2008.

Graham Area

Husky holds a 40% working interest in lands in the Graham area of northeastern British Columbia. Husky gross production from this area in 2008 averaged 5.0 mmcf/day of natural gas. Production from the property is from one Halfway and seven Baldonnel pools. Husky also holds an interest in two 1,500 horsepower compressor stations and the non-operated Cypress gas plant. Plant capacity is 45 mmcf/day and the plant is currently operating at 57% capacity. The Company holds a 33.2% interest in the gas treating unit, 28.2% interest in the amine unit and 28% interest in the sulphur unit.

Grizzly Valley and Bullmoose Area

Husky holds a 33-50% working interest in four wells in this new exploration area. Husky and a partner in the area have agreed to terms with a custom processor to construct a gathering system into the Grizzly Valley to transport production into Alberta for processing. The gathering system is expected to be completed by the middle of 2010. Husky’s total capacity in the system will be 30 mmcf/day. Husky is currently flowing natural gas production though interruptible capacity in the Duke system and averaged 7.2 mmcf/day of gross natural gas production from this area in 2008. The Company plans to drill and complete 1.5 net wells in 2009 to establish sufficient deliverability to meet its capacity commitment in 2010.

East Central Alberta

Red Deer and Hussar Districts

The core of the Red Deer and Hussar districts is located between Calgary, Drumheller and Sylvan Lake. Husky operates 21 facilities with gas gathering systems in these districts. Husky gross production from this area averaged 76.2 mmcf/day of natural gas and 2.4 mmbbls/day of crude oil and NGL in 2008. Husky intends to continue to develop the natural gas potential of these districts with infill, step out and exploratory wells to optimize gas recovery and develop new pools in order to operate the facilities at capacity. The Company is involved in coal bed methane development in this district. During 2008, 126 gross coal bed methane wells were drilled, to total 636 gross wells at year end. There were 546 producing coal bed methane wells at year-end that were producing a total of 56 mmcf/day (27 mmcf/day Husky’s share) of natural gas. Husky’s development plan for 2009 has been significantly reduced due to lower returns in the current price environment. Husky plans to drill approximately 40 wells in an undeveloped area, and expects to hold Husky gross production at approximately 25 mmcf/day of natural gas from coal bed methane.

Provost District

The centre of the Provost district is approximately 240 kilometres south-east of Edmonton. It is predominantly a medium crude oil area that averaged gross production of 14.1 mbbls/day of crude oil and 21.6 mmcf/day of natural gas in 2008. Husky intends to increase efforts to reduce operating costs and improve oil recovery. There is significant competition in the area for land as well as infrastructure. Husky has a large land position and maintains close to a 100% working interest in most of its facilities. In 2009, Husky intends to continue to develop several 2005 to 2007 natural gas and oil discoveries.

Athabasca District

The Athabasca district extends approximately 175 kilometres north of Edmonton, and from the Alberta-Saskatchewan border in the east, to the Alberta foothills in the west. The area target is predominantly shallow gas, ranging from 450-900 metres in the multi-zone Palaeozoic Mannville formation. The main producing areas are Athabasca, Craigend and Cold Lake. Husky operates 32 facilities with a pipeline system and an average working interest of 90% in the producing wells. Husky intends to continue developing this area with infill, step out and exploratory wells to optimize recovery and develop new pools at a reduced pace from past years in light of the current market conditions. Husky gross production from this area averaged 40.7 mmcf/day of natural gas and 495 bbls/day of crude oil in 2008.

Southern Alberta and Southern Saskatchewan

Southern Saskatchewan District

Husky is a prominent operator in southern Saskatchewan primarily producing medium gravity crude oil, with some natural gas and light crude oil. Husky gross production from properties in this district averaged 22.9 mbbls/day of crude oil and 60.8 mmcf/day of natural gas during 2008.

Husky operates 32 oil batteries and 8 gas facilities in the southern Saskatchewan district. The oil pools in this area are exploited using pressure maintenance and waterflood recovery operations.

At the Shackleton/Lacadena Milk River shallow gas project, 127 wells were drilled and 87 were tied-in in 2008. The remaining 40 wells will be tied-in in Q1/09. The project was producing at a rate of 31.4 mmcf/day of natural gas at December 31, 2008 from a total of 627 wells.

At Gull Lake North an alkaline surfactant polymer flood (“ASP”) is under construction. The first phase of drilling was completed in 2008 (27 wells), and the facility was approximately 60% complete at December 31, 2008. Project completion is expected by June, 2009.

Southern Alberta District

Taber and Brooks are Husky’s two major centres in southern Alberta. Husky operates 28 oil facilities and 3 natural gas facilities with an average working interest of 95%. Oil production is mainly medium gravity crude with the majority of reserves being supported by waterfloods or active aquifers. Natural gas production is from a mixture of deep and shallow formations. At Warner, near Taber, Husky operates a recently implemented alkaline-polymer flood to increase recovery from the Cretaceous Mannville reservoir and Husky implemented an additional ASP flood at Crowsnest in 2008. Husky gross production from this district averaged 8.3 mbbls/day of crude oil and 23.5 mmcf/day of natural gas during 2008.

Oil Sands

Athabasca, Cold Lake and Peace River

Husky currently holds interests in 779,267 acres in the bitumen prone areas of Athabasca, Cold Lake and Peace River.

Tucker

At Tucker, an in-situ SAGD oil sands project located 30 kilometres northwest of Cold Lake, Alberta, production commenced at the end of 2006. Production from the initial 32 well pairs was slow to ramp-up as anticipated, largely due to the position of some wells relative to the water saturation zone of the reservoir. At the end of 2007, eight new well pairs had been completed. Optimization strategies were conducted through 2008 on existing well pads and the eight new well pairs on Pad C resulting in encouraging production response. Production during December 2008 averaged 4.8 mbbls/day. Drilling of eight new well pairs on Pad D has been deferred pending improved market conditions.

Sunrise

During the fourth quarter of 2007, agreement, in principle, was reached with BP to create an integrated North American oil sands business consisting of upstream and downstream assets based on Husky’s Sunrise holdings and BP’s Toledo, Ohio, USA Refinery. The business consists of a 50/50 partnership to develop the Sunrise oil sands project contributed and operated by Husky and a 50/50 limited liability company for the Toledo Refinery contributed and operated by BP. Details of the agreement were finalized in the first quarter of 2008.

The front-end engineering design (“FEED”) continues to progress for the Sunrise in-situ SAGD oil sands project, located in the Athabasca region of northern Alberta. Site preparation, including clearing of development areas at the central plant site and five well pads is nearly complete. Detailed engineering is expected to begin mid 2010.

The Sunrise Project was approved by the Energy Resources Conservation Board (“ERCB”) in December, 2005. An amendment application was submitted in March of 2007, which outlines changes and optimizations resulting from ongoing depletion planning and front-end engineering design. Amendment approvals from the ERCB were received in December 2008 and approval from Alberta Environment is expected by the end of the first quarter of 2009. Collaboration with various industry participants on regional infrastructure issues, including an access road and aerodrome, is underway. Bitumen production is expected to commence approximately four years following project sanction and is currently planned to increase to 200 mbbls/day. The project is currently in an optimization phase to simplify the project’s scope and take advantage of the recent downturn in the demand for goods and services. Subject to regulatory and government approval, the partners will review the project sanction decision in 2009 for formal approval in mid 2010. The development of this project is strategically linked to the repositioning project at the BP-Husky Toledo Refinery.

Saleski/Caribou/McMullen

At Saleski, Husky acquired oil sands leases totalling 16,640 acres in 2008. Husky now holds 258,400 acres in this area, which is located approximately 120 kilometres west of Fort McMurray, Alberta. Husky drilled seven vertical and one horizontal stratigraphic test wells during the 2007/2008 winter drilling season. In addition, development planning continued regarding water source and disposal wells and the appropriate bitumen recovery technique for Saleski.

At Caribou, Husky completed the drilling of five stratigraphic test wells and tested one water source well and one water injection well during the 2008/2009 winter drilling season.

At McMullen, we acquired 108,800 acres of oil sands leases in January 2008. Husky has identified and prioritized an area for a potential thermal pilot development, drilled 22 stratigraphic test wells, three water source wells, initiated an 8,400 acre 3-D seismic program, and completed the front-end engineering and design for a small scale thermal pilot. In December 2008, a joint application was submitted by Husky to both the ERCB and Alberta Environment for the construction and operation of a 500 bbl/day thermal pilot project. In addition, the development of a long term strategy for this asset is progressing.

Oil Sands Leases

General Location Name	Oil Sands Area	Gross Acres	Net Acres	Husky Operator
South Athabasca — overriding royalty	Athabasca	35,601	—	No
South Athabasca	Athabasca	22,672	11,656	Yes
Sunrise — In situ (1)	Athabasca	64,034	64,034	Yes
South Sunrise	Athabasca	40,320	40,320	Yes
Misthae (Drowned, Martin Hills W. & Spur)	Athabasca	28,160	28,160	Yes
Misthae (McMullen)	Athabasca	108,800	108,800	Yes
Saleski	Athabasca	258,400	258,400	Yes
Hoole — overriding royalty	Athabasca	47,040	—	No
Beaverdam	Cold Lake	11,520	11,520	Yes
Caribou (2)	Cold Lake	35,840	35,840	Yes
Lobstick	Cold Lake	37,120	37,120	Yes
Tucker	Cold Lake	10,080	10,080	Yes
Panny (Senex & Welstead)	Peace River	50,560	50,560	Yes
Peace River (Cadotte Lake)	Peace River	11,840	11,840	Yes
Sawn Lake (Loon)	Peace River	17,280	17,280	Yes

		779,267	685,610

Notes:

(1)	Included in the gross and net amounts are an additional 6,400 acres of petroleum and natural gas rights held as protection acreage for gas over bitumen issues. In 2003, the Alberta regulatory authority issued General Bulletin GB 2003-28 that required natural gas wells within certain bitumen prone areas to be shut-in. The production of natural gas where natural gas reservoirs were believed to be in pressure contact with bitumen reserves was deemed to present an unacceptable risk to future in-situ bitumen production. Sunrise was formerly named Kearl.

(2)	Husky also has the exclusive right to acquire an additional 65,280 acres in the Caribou area.

W6M
W5M
W4M
ALBERTA
HIGH LEVEL
ATHABASCA
PANNEY
SAWN LAKE
PEACE RIVER
PEACE RIVER
SUNRISE LEASE 787
FORT McMURRAY
SALESKI
HOOLE
SOUTH ATHABASCA
MISTAHAE
GRANDE PRAIRIE
CARIBOU LAKE
TUCKER LAKE
COLD LAKE
BEAVERDAM
Bonnyville
COLD LAKE
EDMONTON
LLOYDMINSTER
PROVOST
RED DEER
Oil Sand Areas
Oil Sand Deposits
DRUMHELLER
CALGARY
ALBERTA OIL SANDS
MEDICINE HAT
LETHBRIDGE
0
150
300
Kilometers
W5M
W4M

Northwest Territories

In the Northwest Territories Husky has a focused land position in the Central Mackenzie Valley consisting of EL 397, EL 423, EL 441 and EL 443. In addition, the Company has interests in several freehold blocks. During 2008, Husky was granted SDLs for the Summit Creek B-44 and Stewart D-57 discoveries. Two exploration wells were drilled in the first half of 2008 on EL 423. Both wells were abandoned without testing. No activity is planned for 2009. Husky holds a 75% working interest in this play.

Offshore East Coast — Canada

Husky’s offshore East Coast exploration and development program is focused in the Jeanne d’Arc Basin offshore Newfoundland and Labrador, which contains the Hibernia, Terra Nova and White Rose oil fields. Husky is the operator of the White Rose oil field and satellite tiebacks and holds a working interest in Terra Nova as well as in a number of smaller undeveloped fields in the central part of the basin. Husky also holds significant exploration acreage including five SDLs on the Labrador shelf.

White Rose Oil Field

The White Rose oil field is located 354 kilometres off the coast of Newfoundland, approximately 48 kilometres east of the Hibernia oil field, on the eastern rim of the North American continental shelf. Husky’s interest in the core White Rose oil field development is 72.5%. Husky is also the operator of the White Rose satellite tiebacks, which include North Amethyst, West White Rose and the South White Rose Extension, with a 68.875% working interest.

White Rose was the third oil field developed offshore Newfoundland and Labrador, achieving first production on November 12, 2005. During 2008, development drilling included an eighth production well, as well as one water injector and one gas injector. Husky transports White Rose crude oil to market with three chartered shuttle tankers.

During 2008, work progressed on formal subordinate agreements to the Framework Agreement signed during 2007 with the Government of Newfoundland and Labrador on fiscal terms for the White Rose satellite oil fields. Under the terms of the agreements, the province’s energy corporation, “Nalcor Energy” has purchased a 5% equity interest in the White Rose growth lands, which include identified pools at North Amethyst, South White Rose Extension and West White Rose. The purchase price is subject to adjustment based on subsequent reserves determination. Husky intends to develop the growth lands through a series of subsea tiebacks to the SeaRose FPSO. Husky will remain the project operator, and will retain a 68.875% working interest in the growth lands. The existing partnership and fiscal terms for the White Rose core field are unchanged. The fiscal terms for the satellite tiebacks also provide for a 6.5% “Tier 3” super royalty to be paid after Tier 2 payout has been achieved and when oil is above WTI U.S. $50/bbl.

Delineation wells were completed at both the North Amethyst and West White Rose satellite fields in the fourth quarter of 2008, the results of which continue to be assessed.

Progress continues on the first White Rose satellite tie-back at North Amethyst. Necessary government, corporate and regulatory approvals for the expansion were received during 2008 and Temporary Guide Bases were placed in protective glory holes in August 2008. Systems integration testing will take place in spring 2009, with subsea equipment and flow lines to be installed and tied back to the SeaRose FPSO production vessel in summer 2009. The overall project is on schedule for first oil in late 2009 / early 2010.

At West White Rose, Husky continues to evaluate results of the latest test well, with a view towards optimizing reservoir depletion. The Company anticipates filing relevant development applications with the regulator during 2009.

Husky has and will continue to consider technical options for the development of natural gas in the Jeanne d’Arc Basin and intends to proceed with technical screening of a short list of proposed solutions and review of high level cost estimates. In parallel and pending rig availability, exploration and delineation drilling will improve estimates of the resource base ahead of future development.

Terra Nova Oil Field

The Terra Nova oil field is located approximately 350 kilometres south-east of St. John’s, Newfoundland and Labrador in 91 to 100 metres of water. The Terra Nova oil field is divided into three distinct areas, known as the Graben, the East Flank and the Far East. Husky’s current pooled interest in the Terra Nova field is 12.51%. This interest is subject to change, pending the completion of a re-determination process which commenced in 2008 and is expected to be finalized before the end of 2010. Production at Terra Nova commenced in January 2002. Husky’s gross share of production in 2008 from the Terra Nova field was 4.8 mmbbls or an average 12.9 mbbls/day.

As at December 31, 2008, there were 14 development wells drilled in the Graben area, 8 production wells, three water injection wells and 3 gas injection wells. In the East Flank area there were eleven development wells including six production wells and five water injection wells. There is one extended reach producer and an extended reach water injection well in the Far East Central area. Terra Nova completed the latest phase of the development drilling program in August 2007. Drilling operations are expected to resume for approximately 6 months in 2009.

East Coast Exploration

Husky believes that the areas offshore Canada’s East Coast possess high impact exploration potential and its lands will provide growth opportunities in the medium to long-term. Husky presently holds working interests ranging from 5.33% to 73.125% in 16 SDLs in the Jeanne d’Arc Basin. Husky also holds interests ranging from 17.1% to 42.0% in six SDLs on the Labrador Shelf, a region that could be significant, in the long-term, for natural gas reserves.

As of December 31, 2008, Husky held a working interest in 17 ELs on the East Coast of Canada: 10 in the Jeanne d’Arc Basin, two in the Flemish Pass basin, two in the Central Ridge Complex, one in the Sydney basin and two in Labrador totalling 15,360 square kilometres (3.8 million acres).

In the Jeanne d’Arc basin, Husky joined with PetroCanada and StatoilHydro in a rig sharing agreement that resulted in the return of the Henry Goodrich rig to the Grand Banks region. Husky participated in its largest offshore seismic acquisition program to date, covering 2,150 square kilometres including the Terra Nova and White Rose areas and portions of ELs, 1090, 1091, 1099, 1100 and 1101. Husky continues to evaluate drilling opportunities in the context of its full portfolio of East Coast land holdings.

Husky farmed into StatoilHydro’s EL1049 in the Flemish Pass basin and is participating in the drilling of the deep-water exploration well Mizzen O-16 (Husky 35% interest). At the 2008 land sale, Husky acquired one new exploration licenses located in the Flemish Pass.

On the Labrador Shelf, Husky is operator of the Hekja (Husky 42% interest) and Hopedale (Husky 19.4% interest) natural gas discoveries. In 2008, the Canada Newfoundland and Labrador Offshore Petroleum Board awarded four ELs on the Labrador Shelf marking the return of the oil industry to this long dormant area. Husky acquired two ELs at the 2008 land sale. Husky’s extensive grid of 2-D seismic over of the Labrador Shelf was used to evaluate the blocks. A 3D seismic program and additional 2D seismic acquisition are planned for 2010.

East Coast

International

Husky’s international exploration and development programs are currently located in Southeast Asia and Greenland. In China, the Company has a 40% interest in one offshore oil producing operation at Wenchang and a 100% interest in six exploration blocks in the South China Sea and one in the East China Sea. In Indonesia, the Company has a 50% interest in the Madura Strait block production sharing contract (“PSC”), 100% interest in the North Sumbawa II exploration block and a 100% interest in the Bawean II exploration block.

China

South China Sea

Wenchang

The Wenchang oil field is located in the western Pearl River Mouth Basin, approximately 400 kilometres south of Hong Kong and 100 kilometres east of Hainan Island. Husky holds a 40% working interest in the oil fields, which commenced production in July 2002. The Wenchang 13-1 and 13-2 oil fields are producing from 29 wells in 100 metres of water into a floating production, storage and offloading vessel stationed between fixed platforms located in the fields. The blended crude oil from the two fields averages approximately 35° API, similar to the benchmark Minas blend. At December 31, 2008, Husky gross proved reserves at Wenchang were 7.2 mmbbls of crude oil and NGL. Husky gross production averaged 12.0 mbbls/day during 2008.

Block 39/05

Husky executed a PSC with CNOOC for the 39/05 exploration block surrounding the Wenchang fields on October 1, 2001. CNOOC has the right to participate in development of any discoveries up to a 51% working interest. In January 2003, the Qionghai 18-1-3 exploration type stratigraphic well on the block was plugged and abandoned without testing and in February 2003, the Wenchang 8-1-1 exploration type stratigraphic well was plugged and abandoned without testing. Husky relinquished 25% of Block 39/05 in 2004, 25% in 2006, and in 2008 the remainder of the block with the exception of a 14,159 acre area (57.3 sq. km.) around Prospect QH29-2. Husky is currently in Phase III, the final exploration phase of the PSC expiring March 31, 2009. In accordance with the contract, the Company committed to drilling a third exploration well, which spud on January 22, 2009.

Block 29/26

Husky executed a PSC with CNOOC for the 29/26 exploration block on October 1, 2004. The block is located in the South China Sea approximately 300 kilometres south-east of Hong Kong and 65 kilometres south-east of the Panyu gas discovery. The block covers an area of approximately 734,777 acres (2,973.6 sq. kms), after the 25% relinquishment at the end of Phase I in 2007. CNOOC has the right to participate in the development of any discoveries up to a 51% working interest. Husky completed a drilling program in 2006, with the drilling of the Liwan 3-1-1 natural gas discovery. The well location was chosen based on 2-D seismic data and drilled to a total depth of 3,843 metres on a large structure with 14,826 acres of closure and encountered 56 metres of net natural gas pay on logs over four zones. This well was drilled in water 1,500 metres deep. In August 2006, Husky shot a 98,842 acre (400 sq. kms) seismic survey over Liwan 3-1-1 and the adjacent structures. In January 2007, the Company signed a 3 year contract with Seadrill Offshore AS for the deep water semi-submersible drilling rig, West Hercules. In preparation for the West Hercules, delineation drilling and further exploration drilling, the Company signed a contract with China Offshore Seismic Limited for the acquisition of 646,180 acres (2,615 sq. kms) of 3-D seismic data in 2007. The seismic program was commenced in 2007 and completed in the second quarter of 2008. The West Hercules arrived on location at Liwan on November 4, 2008 and spud the first appraisal well on November 20, 2008. The rig will drill a four well delineation program. Husky also plans to conduct further exploration drilling on the block. In order to further accelerate the Liwan 3-1 development, a number of preliminary engineering studies were completed in late 2007 to conceptualize facilities options covering a range of potential production scenarios. These engineering studies included field development options, topsides facilities and preliminary pipeline routing. Husky also completed a desktop metocean study and awarded a contract for the field acquisition of new proprietary metocean data, which commenced in early 2008 and will take approximately two years.

Block 29/06

Husky executed a PSC with CNOOC for the 29/06 exploration block on October 1, 2006. The block is located in the South China Sea immediately east and adjacent to block 29/26. The block is more than twice the size of Block 29/26, covering an area of approximately 2,289,382 acres (9,265 sq. kms). CNOOC has the right to participate in development of any discoveries up to a 51% working interest. In the first exploration phase, Husky is committed to acquiring seismic and drilling two exploration wells within three years. Husky acquired 179,148 acres (725 sq. kms) of 3-D seismic in the second quarter of 2008 and is currently evaluating this data to identify potential drilling locations.

Block 35/18 and 50/14

Husky executed two PSCs with CNOOC for the 35/18 and 50/14 exploration blocks on October 1, 2006. Both contract areas are located in shallow water in the South China Sea immediately west of Hainan Island adjacent to the Dong Fang and Ledong gas fields. The 35/18 block is approximately 1,104,290 acres (4,469 sq. kms) and the Block 50/14 is 775,153 acres (3,137 sq. kms). The work program requires a single exploration well on each block within three years. Husky has exceeded the requirement for seismic work in acquiring 185,325 acres (750 sq. kms) of 3-D seismic on Block 35/18 in 2008. CNOOC has the right to participate in development of any discoveries up to a 51% working interest.

Block 63/05

Husky executed a PSC with CNOOC for the 63/05 exploration block on June 25, 2008. The block is located in the South China Sea approximately 100 kilometres south of Hainan Island and covers an area of approximately 439,100 acres (1,777 sq. kms). The 63/05 block is located in the Qiongdongnan Basin in water depth of less than 120 metres. Existing seismic data is currently being interpreted and Husky plans to acquire new seismic data in early 2010. CNOOC has the right to participate in development of any discoveries up to a 51% working interest.

East China Sea

Block 04/35

Husky executed a PSC with CNOOC for the 04/35 exploration block on December 1, 2003. The block is located in the East China Sea approximately 350 kilometres east of the city of Shanghai and covers an area of approximately 979,771 acres (3,965 sq. kms). The PSC requires the drilling of a single exploration well in the first exploration phase to a depth of 2,500 metres and a minimum work commitment of U.S. $3 million. Technical evaluations of the hydrocarbon potential are complete and Husky expects to fulfill its Phase I drilling commitment subject to drilling rig logistics. CNOOC has the right to participate in development of any discoveries up to a 51% working interest.

Indonesia

East Bawean II, Indonesia

Husky executed a PSC in September, 2006 with the Government of Indonesia for the East Bawean II block. The 1,051,433 acres (4,255 sq. kms) are located in the North East Java Basin approximately 200 kilometres north of the Madura Strait PSC where the Company is in the early development phase of the BD gas field. The PSC requires the acquisition of 3-D seismic with a commitment of U.S. $7 million, and the drilling of two exploration wells with a commitment of U.S. $16 million, within the first three years of the contract. The acquisition of the 348,270-acre (1,410 sq kms) 3-D program was completed in December, 2007 and data processing was completed in May, 2008. The Company has secured a jack-up drilling rig to drill two exploration wells which are planned for mid 2009.

North Sumbawa II, Indonesia

Husky executed a PSC in November, 2008 with the Government of Indonesia for the North Sumbawa II block. The block covers an area of 1,249,831 acres (5,058 sq kms) and is located in the East Java Basin approximately 300 km east of Madura Strait PSC. The acquisition of this block increases Husky total area in Indonesia to 2,991,886 acres (12,108 sq kms). The PSC requires the acquisition of 2D seismic with a commitment of U.S. $2 million, and the drilling of one exploration well with a commitment of U.S. $10 million within the first three years of contract.

Madura Strait, Indonesia

Husky has a 50% interest in approximately 690,412 acres (2,794 sq. kms) of the Madura Strait block, located offshore East Java south of Madura Island, Indonesia. There are two discovered natural gas fields on the block. The larger of these is the Madura BD field, which was granted commercial status and had a plan of development approved by the Indonesian state oil company in 1995. The field was to supply natural gas to a new proposed independent power plant, however, construction of the power plant did not proceed due to economic issues that occurred in Indonesia at that time and as a result the BD development was deferred. Current market conditions are favourable for the BD development and Husky expects to proceed with plans to supply gas to meet the demand of the East Java region. Husky has gas sales contracts signed with three gas buyers. The updated development plan was approved by the Government of Indonesia and negotiations with the Government of Indonesia to obtain an extension to the PSC are ongoing. Husky expects to conclude these arrangements in 2009 and commence the front-end engineering design for the BD field development. Production is expected to come on stream approximately three to four years after all agreements have been approved by the Government of Indonesia.

United States

Columbia River Basin (Washington State — USA)

In September 2008, Husky acquired approximately 422,000 net acres of undeveloped land in the Columbia River Basin located in the states of Washington and Oregon, for U.S. $42 million. Husky is also participating at a 50% working interest in the drilling of an exploration well at Gray 31-23. Although currently in a non-operating position, the agreement with the operating partner allows Husky to assume operatorship in the future if Husky chooses to do so. This under explored basin is characterized by gas saturated tertiary sandstones that lie below a layer of volcanic basalt. The potential exists for modern completion techniques to unlock a large gas resource that is located in an area containing existing sales gas pipelines that transport gas to the states of Washington, Oregon and California.

Greenland

Husky holds three ELs totalling 35,000 square kilometres offshore the west coast of Disko Island, Greenland. During 2008, Husky acquired 7,000 kilometres of 2D seismic over Husky operated Blocks 5 and 7 (HOOL 87.5% working interest). In addition, Esso Greenland acquired 3,000 kilometres of 2D seismic over the jointly held Block 6 license (HOOL 43.75% working interest). The aerogravity and magnetic survey over Blocks 5 and 6 was also completed in 2008. The survey on Block 7 will resume in the first half of 2009. Environmental impact studies were initiated for all three licenses in 2008. A 1,000 square kilometre 3D seismic survey on Block 7 is planned for 2009.

Shatirah, Libya

The Company has a non-operated interest in a small crude oil production operation in the Shatirah field, onshore Libya.

Distribution of Oil and Gas Production

Crude Oil and NGLs

Husky provides heavy crude oil feedstock to its upgrader and its asphalt refinery, which are located at Lloydminster, Alberta/Saskatchewan. The combined dry crude feedstock requirements of the upgrader and asphalt refinery are equal to approximately 75% of Husky’s heavy crude oil production from the Lloydminster area. Husky also markets heavy crude oil production directly to refiners located in the mid-west and eastern United States and Canada. Husky markets its light and synthetic crude oil production to third party refiners in Canada, the United States and Asia. Natural gas liquids are sold to local petrochemical end users, retail and wholesale distributors and to refiners in North America.

Husky markets third party volumes of light crude oil, heavy crude oil and NGLs in addition to its own production.

Natural Gas

The following table shows the distribution of Husky gross average daily natural gas production for the years indicated:

	Years ended December 31,
	2008	2007	2006
	(mmcf/day)
Sales to end users
United States	348	338	335
Canada	201	208	231

	549	546	566

Sales to aggregators	19	21	26
Internal use (1)	28	56	80

	596	623	672

Note:

(1)	Husky consumes natural gas for fuel at several of its facilities.

The Company also markets third party natural gas production in addition to its own production.

Delivery Commitments

The following table shows the future commitments to deliver natural gas from Husky reserves. Husky’s proved developed reserves of natural gas in Western Canada are more than adequate to meet future delivery commitments.

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

Upgrading Operations

Husky owns and operates the Husky Lloydminster Upgrader (“Upgrader”), a heavy oil upgrading facility located in Lloydminster, Saskatchewan.

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

Prior to the Upgrader, the market for heavy crude oil was either as feedstock for asphalt production or it was sold as blended heavy crude oil for feedstock for specific refineries designed to process or upgrade heavier crude. The Upgrader was commissioned in 1992 with an original design capacity of 46 mbbls/day of synthetic crude oil. Actual production is considerably higher than the original design rate capacity as a result of throughput modifications and improved reliability. In 2007, the Upgrader commenced production of off-road diesel for locomotive and other uses. The Upgrader’s current rated production capacity is 82 mbbls/day of synthetic crude oil, diluent and off-road diesel. Production at the Upgrader averaged 57.5 mbbls/day of synthetic crude oil, 10.4 mbbls/day of diluent and 3.2 mbbls/day of low sulphur diesel in 2008. In addition, the Upgrader also produced, as by-products of its upgrading operations, approximately 317 lt/day of sulphur and 341 lt/day of petroleum coke during 2008. These products are sold in local and international markets.

Infrastructure

Husky has been involved in the gathering, transporting and storage of heavy crude oil in the Lloydminster area since the early 1960s. Husky’s crude oil pipeline systems include approximately 2,000 kilometres of pipeline and are capable of transporting in excess of 720 mbbls/day of blended heavy crude oil, diluent and synthetic crude oil. The pipeline systems transport blended heavy crude oil to Lloydminster, accessing markets through the Upgrader and asphalt refinery in Lloydminster. Blended heavy crude oil from the field and synthetic crude oil from the upgrading operations are moved south to Hardisty, Alberta to a connection with the Enbridge Pipeline, the Kinder Morgan Express Pipeline and the Inter Pipeline Fund systems. The crude oil is transported to eastern and southern markets on these pipelines. Husky’s crude oil pipeline systems also have feeder pipeline interconnections with the Cold Lake Pipeline, the Echo Pipeline, the Gibsons Terminal, the Enbridge Athabasca Pipeline and the Talisman Chauvin Pipeline.

The following table shows the average daily pipeline throughput for the periods indicated:

	Years ended December 31,
	2008	2007	2006
		(mbbls/day)
Combined pipeline throughput	507	501	475

In recent years Husky has expanded and expects to further expand its heavy crude pipeline systems to capitalize on anticipated increases in heavy oil production from the Lloydminster and Cold Lake areas.

Husky considers the expansion and optimization of its pipeline systems in the Lloydminster area to be necessary to further its own development objectives in the area. As a result of ongoing expansion of the mainline pipeline systems in the area, competition for throughput volumes has increased.

Husky operates 16 heavy crude oil processing facilities located throughout the Lloydminster area. These facilities process Husky’s and other producers’ raw heavy crude oil from the field by removing sand, water and other impurities to produce clean dry heavy crude oil. The heavy crude oil is then blended with a diluent to lower both viscosity and density in order to meet pipeline specifications for transportation.

Heavy Oil Pipeline Systems

ENBRIDGE (Athabasca) Pipeline
IPF Pipeline
Salt Cavern
Husky W.I.
Third Party Battery
Husky Terminals or Pump Stations
Husky Working Interest
Non Husky Pipelines
Seibert Lk.
Manatokan
AEC
Cold Lake Terminal
Cold Lake
To Edmonton
AEC Lateral
Charlotte Lake
Ardmore
Bonnyville
Bear Trap
Bear Trap Station
Muriel Lake
ALBERTA
Area of Interest
Koch Elk Point
Frog Lake
Elk Point
Encana Elk Point
CNRL Lindbergh
Midpoint Station
North Saskatchewan R.
Bolney
Celtic
Marwayne
N. Tangleflags
COLD LAKE SYSTEM
Baytex Tangleflags
Koch East Till
Morgan
Kitscoty
CNR Tangleflags
Tangleflags
Mervin
Vermilion
Blackfoot
Landrose
Baytex Tangleflags
Lloydminster
Rooster Station
Pikes Peak
Lloydminster Asphalt Refinery
Lloydminster Upgrader
Big Gully
Husky Gully Lake
Mobil Gully Lake
ENBRIDGE (ATHABASCA)
ECHO
IPF
Opal
Marshall
Fletcher
Lashburn
Golden Lake
Edam
Kinsella System
Battle River System
Furness
Wildmere
Battle River Station
Epping
Lashburn
Lone Rock
MAINLINE SYSTEM
Neilburg
SASKATCHEWAN GATHERING SYSTEM
Wainwright System
Wainwright
ALTA
SASK.
MANITO Pipeline
Enbridge Pipeline
TALISMAN Pipeline
Hardisty Terminal
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

Husky also has a 50% interest in a 90 MW natural gas fired cogeneration facility adjacent to Husky’s Rainbow Lake processing plant. The cogeneration plant produces electricity for the Alberta Power Pool and thermal energy (steam) for the Rainbow Lake processing plant. It provides power directly to the Alberta Power Pool under an agreement with the Alberta Transmission Administrator to provide additional electricity generating capacity and system stability for northwestern Alberta. The power plant has the capability of being expanded to approximately 110 MW in total. Husky is the operator of the facility.

Natural Gas Storage Facilities

Husky has been operating a natural gas storage facility at Hussar, Alberta since April 2000. The facility has a working storage capacity of 17 bcf of natural gas. Husky also operates and has a 50% interest in a 6 bcf natural gas storage facility at East Cantuar near Swift Current, Saskatchewan. The Company is continuing to evaluate additional storage opportunities within Western Canada.

Commodity Marketing

Husky is a marketer of both its own and third party production of crude oil, synthetic crude oil, NGL, natural gas and sulphur. The Company also markets petroleum coke, a by-product from the Lloydminster Upgrader.

Husky supplies feedstock to its Upgrader and asphalt refinery from its own and third party heavy oil production sourced from the Lloydminster and Cold Lake areas. The Company also sells blended heavy crude oil directly to refiners based in the United States and Canada. Husky’s extensive infrastructure in the Lloydminster area supports its heavy crude oil refining and marketing operations.

Husky markets light and medium crude oil and NGL sourced from Husky’s own production and third party production. Light crude oil is acquired for processing by third party refiners at Edmonton, Alberta and by its refinery at Prince George, British Columbia. Husky markets the synthetic crude oil produced at the Husky Upgrader in Lloydminster to refiners in Canada and the United States.

Husky markets natural gas sourced from its own production and third party production. The Company is currently committed to gas sales contracts with third parties, which in aggregate do not exceed amounts forecast to be deliverable from Husky reserves. Husky’s contracts are with customers located in eastern Canada/northeastern United States (34%), midwestern United States (29%), Western Canada (35%) and northwestern United States (2%). The natural gas sales contracted are primarily at market prices (91%). At December 31, 2005, Husky’s natural gas sales contracts totalled 158 bcf over eight years. The natural gas is deliverable at the rate of 27% of the total 115 bcf over six years. The natural gas is deliverable at the rate of 24% in 2009, 17% in 2010, 17% in 2011, 17% in 2012, 17% in 2013 and 8% in 2014. Husky has acquired rights to firm pipeline capacity to transport the natural gas to most of these markets. The Company manages and trades natural gas in conjunction with Husky owned and operated natural gas storage facilities. Husky also contracts additional natural gas storage under long-term arrangements. At December 31, 2008, Husky managed natural gas storage capacity of 37 bcf.

Husky has developed its commodity marketing operations to include the acquisition of third party volumes in order to increase volumes and enhance the value of its midstream assets. The Company plans to expand its marketing operations by continuing to increase marketing activities. The Company believes that this increase will generate synergies with the marketing of its own production volumes and the optimization of its assets. At December 31, 2008, Husky estimated commitments of approximately $467 million in natural gas purchases, 95% of which is to be purchased in 2009. At December 31, 2008, the Company did not have any long-term commitments to purchase crude oil. Husky’s purchases of crude oil primarily involve 30 day evergreen arrangements.

Downstream Operations

Canada

Overview

Husky’s Canadian refined products operations include refining of light crude oil, manufacturing of fuel and industrial grade ethanol, manufacturing of asphalt products from heavy crude oil, acquisition by purchase and exchange of refined petroleum products. Husky’s retail network provides a platform for substantial non-fuel related convenience product businesses.

Light oil refined products are produced at the Husky refinery at Prince George, British Columbia and are also acquired from third party refiners and marketed through Husky and Mohawk branded retail and commercial petroleum outlets and through direct marketing to third party dealers and end users. Asphalt and residual products are produced at Husky’s asphalt refinery at Lloydminster and are marketed directly or through Husky’s eight emulsion plants, four of which are also asphalt terminals located throughout Western Canada.

Branded Petroleum Product Outlets and Commercial Distribution

As of December 31, 2008, there were 492 independently operated Husky and Mohawk branded petroleum product outlets. These petroleum product outlets include service stations, travel centres and bulk distribution facilities located from the Ontario/Quebec border to the West Coast. The travel centre network is strategically located on major highways and serves the retail market and commercial transporters 24 hours per day, 365 days a year with quality products and full service Husky House restaurants. At most locations, the travel centre network also features the proprietary “Route Commander” cardlock system that enables commercial users to purchase products using a card system that will electronically process transactions and provide detailed billing, sales tax and other information. A variety of full and self serve retail locations under the Mohawk and Husky brand names serve urban and rural markets, while Husky and Mohawk bulk distributors offer direct sales to commercial and farm markets in Western Canada.

Husky’s strategy in respect of its petroleum product outlets includes continuing to increase profits and sales through the strategic location of new outlets, the enhancement of ancillary non-fuel income streams, the modernization, automation and upgrading of existing petroleum product outlets, expanding customer loyalty programs and the sale of non-core locations. Husky also plans to enter into strategic alliances with third parties to sell various consumer products at Husky and Mohawk branded petroleum outlets in order to generate revenue and increase demand for other products and services provided at those outlets. The Company is pursuing acquisitions and joint venture opportunities to further enhance its existing distribution network.

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

The following table shows the number of Husky and Mohawk branded petroleum outlets by class of trade and by province as of December 31, 2008:

	British Columbia & Yukon	Alberta	Sask.	Manitoba	Ontario	2008 Total	2007 Total
Retail Owned Outlets
Travel Centres	10	10	4	2	12	38	36
Full Serve	9	12	1	3	3	28	28
Full/Self Serve	19	15	6	10	3	53	59
Self Serve	17	27	1	—	2	47	41
Bulk Distributor	1	9	2	1	—	13	15
Other Service Facilities Distributor	3	7	—	—	1	11	13

	59	80	14	16	21	190	192

Leased
Travel Centres	1	—	—	—	—	1	1
Full Serve	3	7	5	5	—	20	22
Full/Self Serve	8	17	3	3	—	31	37
Self Serve	35	28	0	1	—	64	61
Bulk Distributor	2	—	1	—	1	4	2
Other Service Facilities Distributor	2	4	—	3	2	11	8

	51	56	9	12	3	131	131

Independent Retailers
Travel Centres	1	2	—	—	4	7	7
Full Serve	20	10	8	9	7	54	57
Full/Self Serve	12	5	4	1	1	23	26
Self Serve	27	39	4	2	1	73	78
Bulk Distributor	2	4	2	—	—	8	8
Other Service Facilities Distributor	1	2	—	—	3	6	6

	63	62	18	12	16	171	182

Total
Travel Centres	12	12	4	2	16	46	44
Full Serve	32	29	14	17	10	102	107
Full/Self Serve	39	37	13	14	4	107	122
Self Serve	79	94	5	3	3	184	180
Bulk Distributor	5	13	5	1	1	25	25
Other Service Facilities Distributor	6	13	—	3	6	28	27

	173	198	41	40	40	492	505

Cardlocks (1)	27	30	6	6	25	94	80
Convenience Stores (1)	157	173	34	35	32	431	444
Restaurants	11	13	4	2	16	46	46

Note:

(1)	All of these are located at branded petroleum outlets.

Husky also markets refined petroleum products directly to various commercial markets, including independent dealers, national rail companies and major industrial and commercial customers in western Canada and the north-western United States.

The following table shows average daily sales volumes of light refined petroleum products for the periods indicated:

	Years ended December 31,
	2008	2007	2006
	(mbbls/day)
Gasoline	25.0	27.8	27.5
Diesel fuel	23.8	27.4	26.4
Liquefied petroleum gas	0.9	0.9	0.9

	49.7	56.1	54.8

Supply

Prince George Refinery

The Prince George refinery production is equal to approximately 20% of Husky’s total refined product supply requirements and is the source of its lowest cost refined products. The refinery produces all grades of unleaded gasoline, seasonal diesel fuels, a mixed propane and butane stream and heavy oil products.

Lloydminster Asphalt Refinery

Husky’s Lloydminster refinery processes heavy crude into asphalt products used in road construction and maintenance, manufactured building products, locomotive blendstock and specialty oil field products. The refinery has a throughput capacity of 28,000 barrels per day of heavy crude oil. It also produces a distillate stream used by the Upgrader and a condensate stream used to blend with heavy oil production. In addition, Husky produces and sells straight run gasoline, bulk distillates and residuals. The bulk distillates are hydrogen deficient and are transferred directly to the Upgrader and then treated for blending into the Husky Synthetic Blend stream. The straight run gasoline stream is removed and re-circulated into the heavy oil pipeline network as pipeline diluent. Residuals are a blend of medium and light distillate and gas oil streams, which are sold directly to customers or further processed at the Upgrader into off-road diesel.

Ethanol Manufacturing

In September 2006, Husky commissioned an ethanol facility in Lloydminster, Saskatchewan. This plant has an annual capacity of 130 million litres. In December 2007, the Minnedosa, Manitoba ethanol plant was commissioned also with an annual capacity of 130 million litres.

Husky’s ethanol production supports its “Mother Nature’s Fuel” ethanol-blended gasoline marketing program. When added to gasoline, ethanol improves fuel combustion, raises octane levels, prevents fuel line freezing and reduces carbon monoxide emissions, ozone precursors and net emissions of greenhouse gases. Environment Canada has designated ethanol-blended gasoline as an “Environmental Choice” product.

Husky continued to position its Refined Products business segment as the leader in ethanol blended fuels in Western Canada.

Other Supply Arrangements

In addition to the refined petroleum products supplied by the Prince George refinery of 3.2 mbbls/day, the Company has rack based pricing purchase agreements for refined products with all major Canadian refiners. During 2008, the Company purchased approximately 24.6 mbbls/day of refined petroleum products from refiners and acquired approximately 9.2 mbbls/day of refined petroleum products pursuant to exchange agreements with third party refiners. During 2008, the Company also delivered an average of 12.5 mbbls/day of crude oil to be refined under a processing agreement by another refiner, yielding approximately 11.2 mbbls/day of refined petroleum products.

Asphalt Product

Husky produces asphalt and residual products at its 28 mbbls/day asphalt refinery at Lloydminster and markets these products to customers across western Canada and the northwestern and midwestern United States.

Husky has 39% of the market for paving asphalt sold in Western Canada. Husky’s Pounder Emulsions division has a 50% market share in Western Canada for road application emulsion products. Additional non-asphalt based road maintenance products are marketed and distributed through Western Road Management, a division of Husky. The Company’s sales to the United States and Eastern Canada accounted for 39% of production in 2008. Exported asphalt products are shipped as far as Texas, Florida and New Brunswick. Husky sells in excess of 5 mmbbls of asphalt cements per year.

Husky’s asphalt distribution network consists of four emulsion/asphalt terminals located at Kamloops, British Columbia; Lethbridge, Alberta; Yorkton, Saskatchewan; and Winnipeg, Manitoba and four emulsion plants located at Edmonton, Alberta; Watson Lake, Yukon; Lloydminster and Saskatoon, Saskatchewan. Husky also uses an independently operated terminal at Langley, British Columbia.

All of Husky’s asphalt requirements are supplied by the Lloydminster, Alberta asphalt refinery. The refinery had an original design rate throughput capacity of 25 mbbls/day. Debottleneck modifications have allowed Husky to increase that to 28 mbbls/day. The crude oil feedstock for the Lloydminster refinery is supplied through Husky’s pipeline systems from the supply of heavy crude oil in the region, including Husky produced heavy crude oil.

The following table shows average daily sales volumes of products produced at the Lloydminster refinery for the years indicated:

	Years ended December 31,
	2008	2007	2006
	(mbbls/day)
Asphalt	13.6	14.0	14.0
Residual and other	10.4	7.8	9.4

	24.0	21.8	23.4

Refinery throughput averaged 26.1 mbbls/day of blended heavy crude oil feedstock during 2008.

Due to the seasonal demand for asphalt products most asphalt refineries typically operate at full capacity only during the normal paving season in Canada and the northern United States. Husky has implemented various plans to increase refinery throughput during the other months of the year, such as producing low sulphur diesel, entering into custom processing arrangements and developing other U.S. and international markets for asphalt products. This allows Husky to run at or near full capacity year round.

Husky’s strategy with respect to its asphalt marketing business is to increase sales volumes by increasing asphalt supply and developing new product streams, to enhance margins by soliciting industry for Husky ideal specifications, to minimize costs and expand income base through new products and new markets and to pursue mergers, acquisitions, brokering and processing opportunities within its niche markets.

In 2009, Husky will direct its efforts to identifying acquisition, merger, brokering, terminalling, and processing opportunities. In addition, Husky expects to increase residual sales relative to diluents and bulk distillates to enhance margins, concentrate on sales of higher quality products with larger margins, develop new products and improve existing products.

United States

Refining and Marketing

Lima Ohio Refinery

Acquisition of the Lima Refining Company closed on July 3, 2007. The Lima Refinery has an atmospheric crude throughput capacity of 160 mbbls per stream day. The refinery is located in Ohio between Toledo and Dayton and currently processes primarily light sweet crude oil feedstock sourced from the United States and Africa. The refinery produces gasoline, gasoline blend stocks, diesel, jet fuel, petrochemical feedstock and other by-products. The feedstock is received via the Mid-Valley and Marathon pipelines and the refined products are transported via the Buckeye and Inland pipeline systems and by rail car to primary markets in Ohio, Illinois, Indiana and southern Michigan.

During 2008 crude oil feedstock throughput averaged 137 mbbls/day. Production of gasoline averaged 79 mbbls/day, middle distillates averaged 50 mbbls/day and other fuel and feedstock averaged 8 mbbls/day.

Toledo Ohio Refinery

On March 31, 2008, Husky and BP completed a transaction that created an integrated North American oil sands business. The business comprises a 50/50 partnership to develop the Sunrise Oil Sands project, operated by Husky, and a 50/50 limited liability company for the Toledo Ohio Refinery, operated by BP.

The Toledo Refinery has an atmospheric crude throughput capacity of 160 mbbls per stream day. Products include low sulphur gasoline, ultra low sulphur diesel, aviation fuels, propane, kerosene and asphalt. It is located in one of the highest energy consumption regions in the United States.

Husky and BP plan to expand the refinery’s bitumen processing capacity to process 120 mbbls/day with total processing capacity increased to 170 mbbls/day by 2015. BP currently markets 100% of the refinery’s output; however, upon commencement of bitumen deliveries from Sunrise, Husky will have the right to market its own share of the refined products.

During the nine months ended December 31, 2008, crude oil feedstock throughput averaged 60 mbbls/day (Husky’s share). Production of gasoline averaged 36 mbbls/day, middle distillates averaged 18 mbbls/day and other fuel and feedstock averaged 6 mbbls/day.

Human Resources

The number of employees was as follows:

December 31,
2008	2007	2006
4,592	4,142	3,570

DIVIDENDS

The following table shows the aggregate amount of the dividends per common share of the Company paid in respect of its last three years ended December 31:

	2008	2007	2006
Dividends per common share	$1.70	$1.16	$1.13

Dividend Policy and Restrictions

The Board of Directors of Husky has established a dividend policy that pays quarterly dividends. The dividend policy was reviewed in July 2006 and was increased to $0.25 ($1.00 annually) per common share and again in October 2007 when it was increased to $0.33 ($1.32 annually). The dividend policy was again reviewed in April 2008 and was increased to $0.40 ($1.60 annually) per common share and again in July 2008 when it increased to $0.50 ($2.00 annually). In February 2009, the dividend policy was reviewed and was decreased to $0.30 ($1.20 annually) per common share. The Board declared special dividends in the amount of $0.50 per common share in July 2003 and $0.27 per common share in November 2004. In October 2005, the Board declared a special dividend of $0.50 per common share. In February 2007, the Board declared a special dividend of $0.25 per common share. Husky’s dividend policy will continue to be reviewed and there can be no assurance that further dividends will be declared.

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

Credit Ratings Summary

	Rating	Last Review	Last Rating Change
Moody’s:
Outlook	Stable	July 9, 2008	—
Senior Unsecured Debt	Baa2	July 9, 2008	April 25, 2001
Standard and Poor’s:
Outlook	Stable	May 5, 2007	July 27, 2006
Senior Unsecured Debt	BBB+	May 5, 2007	July 27, 2006
Dominion Bond Rating Service:
Trend	Stable	November 28, 2008	March 31, 2008
Senior Unsecured Debt	A (low)	November 28, 2008	March 31, 2008

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

Moody’s

Moody’s credit rating system ranges from Aaa (highest) to C (lowest). Debt securities rated within the Baa category are considered medium grade debts; they are neither highly protected nor poorly secured. Interest payments and principal security appear to be adequate at the time of the rating; however, they are subject to potential adverse circumstances over time. As a result, these debt securities possess some speculative characteristics. The addition of a 1, 2 or 3 modifier indicates an additional relative standing within the general rating classification. The addition of the modifier 1 indicates the debt is positioned in the top one third of the general rating classification, 2 indicates the mid one third and 3 indicates the bottom one third.

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

The following table discloses the trading price range and volume of Husky’s common shares traded on the Toronto Stock Exchange during Husky’s financial year ended December 31, 2008:

	High	Low	Volume (000’s)
January	45.84	38.50	27,950
February	43.22	39.42	21,774
March	42.88	38.95	19,865
April	47.31	39.65	23,181
May	54.24	44.50	32,091
June	53.00	46.80	28,021
July	50.19	40.30	24,690
August	49.21	42.55	20,128
September	49.99	39.40	44,757
October	44.62	29.00	51,241
November	37.91	26.50	28,899
December	33.20	26.85	29,405

DIRECTORS AND OFFICERS

The following are the names and residences of the directors and officers of Husky as of the date of this Annual Information Form, their positions and offices with Husky and their principal occupations during the past five years.

Directors

Name & Residence	Officer or Position	Principal Occupation During Past 5 Years
Li, Victor T.K. Hong Kong	Director and Co-Chair	Mr Li is Managing Director and Deputy Chairman of Cheung Kong (Holdings) Limited (a public investment holding and project management company).

Mr. Li is also Deputy Chairman and Executive Director of Hutchison Whampoa Limited (an investment holding company); Chairman and Executive Director of Cheung Kong Infrastructure Holdings Limited (an infrastructure development company) and of CK Life Sciences Int’l., (Holdings) Inc. (a biotechnology company); Executive Director of Hongkong Electric Holdings Limited (a holding company); and a Non-executive Director of The Hongkong and Shanghai Banking Corporation Limited.

Mr. Li is a member of the Standing Committee of the 11th National Committee of the Chinese People’s Political Consultative Conference of the People’s Republic of China and he is also a member of the Commission on Strategic Development of the Hong Kong Special Administrative Region.

Mr. Li holds a Bachelor of Science degree in Civil Engineering and a Master of Science degree in Structural Engineering.

Fok, Canning K.N. Hong Kong	Director, Co-Chairand Chair of the Compensation Committee	Mr. Fok is Group Managing Director and Executive Director of Hutchison Whampoa Limited.

Mr. Fok is also a director and Chairman of Hutchison Harbour Ring Limited (an investment holding company), Hutchison Telecommunications International Limited (a telecommunications company), Hutchison Telecommunications (Australia) Limited (a telecommunications company), Partner Communications Company Ltd. (a telecommunications company) and Hongkong Electric Holdings Limited (a holding company); a director and Deputy Chairman of Cheung Kong Infrastructure Holdings Limited (an infrastructure holding company); and a director of Cheung Kong (Holdings) Limited (an investment holding company). Mr. Fok was also a director of Hanny Holdings Limited from 1992-2005 and of Panvas Gas Holdings Limited from 2002-2006.

Name & Residence	Officer or Position	Principal Occupation During Past 5 Years
Mr. Fok holds a Bachelor of Arts degree and a Diploma in Financial Management, and is a member of the Australian Institute of Chartered Accountants.

Fullerton, R. Donald Ontario, Canada	Director and Chair of the Audit Committee	Mr. Fullerton serves as a corporate director of a number of private companies. Mr. Fullerton is also a director of the Li Ka Shing (Canada) Foundation.

Mr. Fullerton was a director of Asia Satellite Telecommunications Holdings Limited from 1996 to 2006; George Weston Limited (a holding company) from 1991 to 2005; Partner Communications Ltd. from 2003 to 2005; and CIBC from 1974 to 2004.

Mr. Fullerton holds a Bachelor of Arts degree.

Glynn, Martin J.G. British Columbia, Canada	Director, Chair of the Corporate Governance Committee and Member of the Audit Committee	Mr. Glynn is a director of Hathor Exploration Limited (mining exploration), VinaCapital Vietnam Opportunity Fund Ltd. (investment fund) and MF Global Ltd. (futures and options broker).

Mr. Glynn was a director from 2000 to 2006 and President and Chief Executive Officer of HSBC Bank USA N.A. from 2003 until his retirement in 2006. Mr. Glynn was a director of HSBC Bank Canada from 1999 to 2006 and President and Chief Executive Officer from 1999 to 2003.

Mr. Glynn holds a Bachelor of Arts, Honours degree and a Masters degree in Business Administration.

Kluge, Holger Ontario, Canada	Director, Chair of the Health, Safety and Environment Committee and Member of the Compensation Committee	Mr. Kluge is a director of Hongkong Electric Holdings Limited, Hutchison Whampoa Limited and Shoppers Drug Mart Corporation.

Mr. Kluge was a director of Hutchison Telecommunications (Australia) Limited from 1999 to 2005; TOM Group Limited (a publishing company) from 2000 to 2005; and Loring Ward International Limited (a financial planning company) from 2004 to 2005.

Mr. Kluge holds a Bachelor of Commerce degree and a Master’s degree in Business Administration.

Koh, Poh Chan Hong Kong	Director	Ms. Koh is Finance Director, Harbour Plaza Hotel Management (International) Ltd. (a hotel management company).

Name & Residence	Officer or Position	Principal Occupation During Past 5 Years
Ms. Koh is qualified as a Fellow Member (FCA) of the Institute of Chartered Accountants in England and Wales and is an Associate of the Canadian Institute of Chartered Accountants and the Chartered Institute of Taxation in the U.K.

Kwok, Eva L. British Columbia, Canada	Director, Member of the Compensation Committee and the Corporate Governance Committee	Mrs. Kwok is Chairman, a director and Chief Executive Officer of Amara International Investment Corp. (a private investment holding company).

Mrs. Kwok is also a director of CK Life Sciences Int’l., (Holdings) Inc. and Cheung Kong Infrastructure Holdings Limited. Mrs. Kwok is also a director of the Li Ka Shing (Canada) Foundation.

Mrs. Kwok is a director of Bank of Montreal Group of Companies and was a Director of Shoppers Drug Mart Corporation from 2004 to 2006.

Mrs. Kwok holds a Masters degree in Science.

Kwok, Stanley T.L. British Columbia, Canada	Director & Member of the Health, Safety and Environment Committee	Mr. Kwok is a director and President of Stanley Kwok Consultants (an architecture, planning and development company).

Mr. Kwok is also a director and President of Amara International Investment Corp. and a director of Cheung Kong (Holdings) Limited.

Mr. Kwok holds a Bachelor of Science degree (Architecture) and an A.A. Diploma from the Architectural Association School of Architecture in London (England).

Lau, John C.S. Alberta, Canada	Director, President & Chief Executive Officer	Mr. Lau is the President & Chief Executive Officer of Husky Energy Inc. Prior to joining Husky in 1992, Mr. Lau served in a number of senior executive roles within the Cheung Kong (Holdings) Limited and Hutchison Whampoa Limited group of companies.

Mr. Lau holds a Bachelor of Economics degree and a Bachelor of Commerce degree.

Russel, Colin S. Gloucestershire, United Kingdom	Director & Member of the Audit Committee	Mr. Russel is the founder and Managing Director of Emerging Markets Advisory Services Ltd. (a business advisory company).

Mr. Russel is a director of Cheung Kong Infrastructure Holdings Limited, CK Life Sciences Int’l., (Holdings) Inc. and ARA Asset Management Pte. Ltd.

Mr. Russel is a Professional Engineer and Qualified Commercial Mediator. He received his Master’s degree in Business Administration and a degree in electronics engineering from McGill University, Canada.

Name & Residence	Officer or Position	Principal Occupation During Past 5 Years
Shaw, Wayne E. Ontario, Canada	Director, Member of the Corporate Governance Committee and the Health, Safety and Environment Committee	Mr. Shaw is a Senior Partner with Stikeman Elliott LLP, Barristers and Solicitors. Mr. Shaw is also a director of the Li Ka Shing (Canada) Foundation.

Mr. Shaw holds a Bachelor of Arts degree and a Bachelor of Laws degree.

Shurniak, William Saskatchewan, Canada	Director, Deputy Chair and Member of the Audit Committee	Mr. Shurniak is a director of Hutchison Whampoa Limited and a director and Chairman of Northern Gas Networks Limited (a private distributor of natural gas in Northern England).

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

Mr. Shurniak holds an Honorary Doctor of Laws degree from the University of Saskatchewan and from The University of Western Ontario.

Sixt, Frank J. Hong Kong	Director & Member of the Compensation Committee	Mr. Sixt is Group Finance Director and Executive Director of Hutchison Whampoa Limited.

Mr. Sixt is also the Non-executive Chairman and a director of TOM Group Limited; Executive Director of Cheung Kong Infrastructure Holdings Limited (an infrastructure development company) and Hongkong Electric Holdings Limited (a holding company); a director of Cheung Kong (Holdings) Limited (an investment holding company); Hutchison Telecommunications International Limited (a telecommunications company); Hutchison Telecommunications (Australia) Limited (a telecommunications company) and Partner Communications Company Ltd. (a telecommunications company). Mr. Sixt is also a director of the Li Ka Shing (Canada) Foundation.

Mr. Sixt holds a Master’s degree in Arts and a Bachelor’s degree in Civil Law, and is a member of the Bar and of the Law Society of the Provinces of Quebec and Ontario, Canada.

Officers

Name and Residence	Office or Position	Principal Occupation During Past 5 Years
Cowan, Alister Alberta, Canada	Vice President & Chief Financial Officer	Vice President & Chief Financial Officer of Husky Energy Inc. since July 2008. He was previously Executive Vice President and Chief Financial Officer, British Columbia Hydro & Power Authority from 2004 to 2008,. Vice President, Direct Energy Marketing Limited, from 2003 to 2004 and Vice President and Comptroller, TransAlta Corporation from 2000 to 2003.

Peabody, Robert J. Alberta, Canada	Chief Operating Officer, Operations & Refining	Chief Operating Officer, Operations and Refining of Husky since January 2006. Prior to joining Husky, Mr. Peabody held the following positions with British Petroleum: Director Innovence Separation & Initial Public Offering Project from 2005 to 2006, President of Global Polymers, Chemicals from 2004 to 2005, Vice President, Polyester and Aromatics Americas from 2002 to 2004 and Vice President, BP Group Strategy & Planning from 1991 to 2001.

Girgulis, James D. Alberta, Canada	Vice President, Legal & Corporate Secretary	Vice President, Legal & Corporate Secretary of Husky since August 2000.

As at February 12, 2009, the directors and officers of Husky, as a group, owned or controlled or directed, directly or indirectly, 433,640 common shares of Husky representing less than 1% of the issued and outstanding common shares.

Conflicts of Interest

The officers and directors of Husky may also become officers and/or directors of other companies engaged in the oil and gas business generally and which may own interests in oil and gas properties in which Husky holds or may in future hold an interest. As a result, situations may arise where the interests of such directors and officers conflict with their interests as directors and officers of other companies. In the case of the directors the resolution of such conflicts is governed by applicable corporate laws which require that directors act honestly, in good faith and with a view to the best interests of Husky and, in respect of the Business Corporations Act (Alberta), Husky’s governing statute, that directors declare, and refrain from voting on, any matter in which a director may have a conflict of interest.

Corporate Cease Trade Orders or Bankruptcies

None of those persons who are directors or executive officers of Husky is or has been within the past ten years, a director, chief executive officer or chief financial officer of any company, including Husky and any personal holding companies of such person, that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or after such persons ceased to be a director, chief executive officer or chief financial officer of the company was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, which resulted from an event that occurred while acting in such capacity.

In addition, none of those persons who are directors or executive officers of Husky is, or has been within the past ten years, a director or executive officer of any company, including Husky and any personal holding companies of such persons, that while such person was acting in that capacity, or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Eva Kwok who was a director of Air Canada in 2003 at the time it became subject to creditor protection under the Companies Creditors Arrangement Act (Canada). In addition, Holger Kluge and Frank Sixt were directors until April 12, 2002, of vLinx Inc., a private Canadian company which was petitioned into bankruptcy on April 15, 2002. vLinx Inc. developed technology and software to facilitate international trade. Victor Li was a director of Star River Investment Limited, a Hong Kong company, until June 4, 2005, which commenced creditors voluntary winding up on September 28, 2004. The company was subsequently dissolved on June 4, 2005.

Individual Penalties, Sanctions or Bankruptcies

None of the persons who are directors or executive officers of Husky (or any personal holding companies of such persons) have, within the past ten years made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

None of the persons who are directors or executive officers of the Company (or any personal holding companies of such persons) have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

AUDIT COMMITTEE

The members of Husky’s Audit Committee are R.D. Fullerton (Chair), M.J.G. Glynn, W. Shurniak and C.S. Russel. Each of the members of the Company’s Audit Committee (the “Committee”) are independent in that each member does not have a direct or indirect material relationship with the Company. Multilateral Instrument 52-110 — Audit Committees provides that a material relationship is a relationship which could, in the view of the board of directors of Husky (the “Board”), reasonably interfere with the exercise of a member’s independent judgment.

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

R.D. Fullerton (Chair) — Before his retirement Mr. Fullerton served as Chief Executive Officer of CIBC and also served as a director and/or an Audit Committee member of 16 major domestic and international public companies as well as a director of a number of affiliates of CIBC.

M.J.G. Glynn — Mr. Glynn was a director and President and Chief Executive Officer of HSBC Bank USA N.A. from 2000 until his recent retirement in 2006, as well as a director of a number of affiliates of HSBC. Mr. Glynn also serves as a director and an Audit Committee member of three domestic and international public companies.

W. Shurniak — Mr. Shurniak is a non-executive director and member of the audit committee of Hutchison Whampoa Limited and a director and Chairman of Northern Gas Networks Limited, a private company. He has broad banking experience and prior to his moving back to Canada in 2005, he spent five years in Australia where he was a director of a public company engaged in the distribution of natural gas. He was also a director and member of the Audit Committee of five other private companies, three of which are regulated electricity distribution companies.

C.S. Russel — Mr. Russel is the founder and Managing Director of Emerging Markets Advisory Services Ltd. Mr. Russel is a director and an Audit Committee member of Cheung Kong Infrastructure Holdings Limited, CK Life Sciences Int’l., (Holdings) Inc. and ARA Asset Management Pte. Ltd.

Husky’s Audit Committee Charter is attached hereto as Schedule “A.”

External Auditor Service Fees

The following table provides information about the fees billed to the Company for professional services rendered by KPMG LLP, the Company’s external auditor, during the fiscal years indicated:

	Aggregate fees billed by the External Auditor
	2008	2007
	($ thousands)
Audit fees	1,832	1,964
Audit-related fees	121	154
Tax fees	142	77
All other fees	41	—

	2,136	2,195

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

The Company’s Audit Committee has the sole authority to review in advance, and grant any appropriate pre-approvals, of all non-audit services to be provided by the independent auditors and to approve fees, in connection therewith. The Audit Committee approved all of the audit-related, tax and other services provided by KPMG LLP in 2008.

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

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the Company’s directors, executive officers or persons or companies that beneficially own or control or direct, directly or indirectly or a combination of both, more than 10% of Husky’s common shares, or their associates and affiliates, had any material interest, direct or indirect, in any transaction with the Company within the three most recently completed financial years or during the current financial year that has materially affected or would reasonably be expected to materially affect the Company except as follows.

In late 2007, TransAlta Power, L.P. was acquired by an indirect subsidiary of Cheung Kong Infrastructure Holdings Limited, which is majority owned by Hutchison Whampoa Limited, which owns 100% of U.F. Investments (Barbados) Ltd. a 34.57% shareholder in Husky. TransAlta Power L.P. is a 49.99% owner of TransAlta Cogeneration, L.P., the Company’s partner in the Meridian Cogeneration plant in Lloydminster, Saskatchewan. Husky sells natural gas to the Meridian Cogeneration plant and other cogeneration plants owned by TransAlta Power L.P. In 2008, Husky sold $125 million of natural gas to TransAlta Power L.P.

The Company entered into a management agreement effective July 15, 2004 with Western Canadian Place Ltd. for general management of Western Canadian Place Ltd.’s leasehold interest in office space at 635 – 8th Avenue S.W., Calgary, Alberta. Western Canadian Place Ltd. is indirectly controlled by the Company’s principal shareholders. The Company’s President & Chief Executive Officer is also a director and officer of Western Canadian Place Ltd. The Vice President, Special Projects of the Company’s subsidiary, Husky Oil Operations Limited, was also a director and officer of Western Canadian Place Ltd. The Company was paid fees of $99,715 in 2006 and $129,547 in 2005 for providing such management services. This agreement was terminated effective August 31, 2006.

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

INTERESTS OF EXPERTS

Certain information relating to the Company’s reserves included in this Annual Information Form has been calculated by the Company and audited and opined upon as of December 31, 2008 by McDaniel & Associates Consultants Ltd. (“McDaniel”), independent petroleum engineering consultants retained by Husky, and has been so included in reliance on the opinion and analysis of McDaniel, given upon the authority of said firm as experts in reserve engineering. The partners of McDaniel as a group beneficially own, directly or indirectly, less than 1% of the Company’s securities of any class.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration, principal shareholders of Husky’s common shares and a description of options to purchase common shares will be contained in Husky’s Management Information Circular to be dated March 12, 2009, prepared in connection with the annual meeting of shareholders to be held on April 21, 2009.

Additional financial information is provided in Husky’s Consolidated Financial Statements and Management’s Discussion and Analysis for the most recently completed fiscal year ended December 31, 2008.

Additional information relating to Husky Energy Inc. is available on SEDAR at www.sedar.com.

ABBREVIATIONS AND GLOSSARY OF TERMS

As used in this Annual Information Form, the following terms have the meanings indicated:

Units of Measure
bbl	-barrel
bbls	-barrels
mbbls	-thousand barrels
mmbbls	-million barrels
bbls/day	-barrels per calendar day
mbbls/day	-thousand barrels per calendar day
boe	-barrels of oil equivalent
boe/day	-barrels of oil equivalent per calendar day
mcf	-thousand cubic feet
mmcf	-million cubic feet
bcf	-billion cubic feet
mmcf/day	-million cubic feet per calendar day
mcfge	-thousand cubic feet of gas equivalent
lt	-long ton
mlt	-thousand long tons
lt/day	-long tons per calendar day
mlt/day	-thousand long tons per calendar day
mmbtu	-million British thermal units
Kms	-kilometres
MW	-megawatts

Acronyms
API	-American Petroleum Institute
CNOOC	-China National Offshore Oil Corporation
COGEH	-Canadian Oil and Gas Evaluation Handbook
EIA	-Energy Information Administration
EL	-Exploration Licence
ERCB	-Energy Resources Conservation Board
FAS	-Financial Accounting Statement
FASB	-Financial Accounting Standards Board
FPSO	-Floating production, storage and offloading vessel
LLB	-Lloydminster Blend
NGL	-Natural gas liquids
NWT	-Northwest Territories
NYMEX	-New York Mercantile Exchange
OPEC	-Organization of Petroleum Exporting Countries
PSC	-Production Sharing Contract
SAGD	-Steam assisted gravity drainage
SDL	-Significant Discovery License
SEC	-Securities and Exchange Commission of the United States
SEDAR	-System for Electronic Document Analysis and Retrieval
WCSB	-Western Canada Sedimentary Basin
WTI	-West Texas Intermediate crude oil

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

Cold production

A non-thermal production process for heavy oil in unconsolidated sand formations. During the cold production process, heavy oil and sand are produced simultaneously through the use of progressive cavity pumps, which produce high pressure in the reservoir.

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

Oil sands

Sands and other rock materials which contain crude bitumen and include all other mineral substances in association therewith.

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

Raw gas

Gas as produced from a well before the separation there from of liquefiable hydrocarbons or other substances contained therein.

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

Degrees API =	141.5	-131.5
Specific gravity @ F60 degrees

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Information Form are forward-looking statements or information, collectively “forward-looking statements,” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, Section 27A of the United States Securities Act of 1933, as amended and of applicable Canadian Securities legislation. The Company is hereby providing cautionary statements identifying important factors that could cause the Company’s actual results to differ materially from those projected in forward-looking statements made in this Annual Information Form. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “intend,” “plan,” “projection,” “could,” “vision,” “goals,” “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. In particular the 2009 spending plans for the Lima refinery; the anticipated effect of costs incurred for environmental protection to Husky’s liquidity and financial position in the long term; the anticipated effect of the Alberta Government’s new fiscal regime on Husky’s future net revenue; reserve estimates; discounted future net cash flows relating to proved oil and gas reserves; our plans to increase heavy oil production through the application of improved technologies; our exploration plans throughout the Western Canada Sedimentary Basin; our exploitation plans, schedules and production forecasts throughout the Western Canada Sedimentary Basin through optimizations, recompletions, workovers, enhanced recovery techniques, infill and step out drilling, additional facilities and tie-in of discovery wells; the schedule for detailed engineering, project sanction decision review and formal approval and production schedule for the Sunrise oil sands project; our White Rose tie-back project activities and schedule; plans regarding the development of the natural gas discoveries in the Jeanne d’Arc Basin; our expectations in respect of the timing of the Terra Nova re-determination; our drilling plans at Terra Nova; our East Coast exploration and delineation drilling plans; our seismic acquisition and xploration drilling programs in the South China Sea and the East China Sea; our delineation and exploration drilling program at the Liwan natural gas discovery in the South China Sea; our exploration drilling program on the East Bawean II PSC; our development plans for the BD natural gas and NGL in the Madura Strait, Indonesia; the schedule for our aerogravity and magnetic survey offshore Greenland; our plans for further pipeline expansion in the Cold Lake and Lloydminster areas; our plans to strategically locate new retail outlets and form strategic alliances in our downstream businesses and our plans to capture value through various business opportunities in the downstream business are forward-looking statements.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this Annual Information Form are reasonable, our forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to us about ourselves and the businesses in which we operate. Information used in developing forward-looking statements has been acquired from various sources including third party consultants, suppliers, regulators and other sources. In some instances, material assumptions are disclosed elsewhere in this Annual Information Form in respect of forward-looking statements. We caution the reader that the following list of assumptions is not exhaustive. The material factors and assumptions used to develop the forward-looking statements include but are not limited to:

•

no significant adverse changes to energy markets, competitive conditions, the supply and demand for crude oil, natural gas, NGL and refined petroleum products, or the political, economic and social stability of the jurisdictions in which we operate;

•

no significant delays of the development, construction or commissioning of our projects that may result from the inability of suppliers to meet their commitments, lack of regulatory approvals or other governmental actions, harsh weather or other calamitous event;

•	no significant disruption of our operations such as may result from harsh weather, natural disaster, accident, civil unrest or other calamitous event;

•	no significant unexpected technological or commercial difficulties that adversely affect our exploration, development, production, processing or transportation;

•	continuing availability of economical capital resources; demand for our products and our cost of operations;

•

no significant adverse legislative and regulatory changes, in particular changes to the legislation and regulation governing fiscal regimes and environmental issues; environmental risks and liability under provincial/state, federal or other jurisdictions;

•	stability of general domestic and global economic, market and business conditions; and

•	no significant increase in the cost of our major growth projects.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. The risks, uncertainties and other factors, many of which are beyond our control, that could influence actual results include, but are not limited to:

•	crude oil and natural gas prices;

•	the economic conditions of the markets in which Husky conducts business;

•	the price differential between light and heavy crude oil and demand related to various crude oil qualities;

•	the price differential between refined products and crude oil;

•	the exchange rate between the Canadian and U.S. dollar;

•	the availability of incremental reserves of oil and gas, whether sourced from exploration, improved recovery or acquisitions;

•	the availability of prospective drilling rights;

•	the costs to acquire exploration rights, undertake geological studies, appraisal drilling and project development;

•	the availability and cost of labour, material and equipment to efficiently, effectively and safely undertake capital projects;

•	the costs to operate properties, plants and equipment in an efficient, reliable and safe manner;

•	potential actions of governments, regulatory authorities and other stakeholders in the jurisdictions where the Company has operations;

•	prevailing climatic conditions in the Company’s operating locations;

•	regulations to deal with climate change issues;

•	changes to government fiscal policies;

•	changes in workforce demographics; and

•	the cost and availability of capital, including access to capital markets at acceptable rates.

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

Calgary, Alberta, Canada

February 16, 2006

Schedule B

Husky Energy Inc.

Report on Reserves Data by Qualified Reserves Evaluator

To the Board of Directors of

Husky Energy Inc. (Husky):

1.	Our staff has evaluated Husky’s oil and gas reserves data as at December 31, 2008. The reserves data consist of the following:

(a)	proved oil and gas reserve quantities estimated as at December 31, 2008 using constant prices and costs; and

(b)	the related standardized measure of discounted future net cash flows.

2.	The oil and gas reserves data are the responsibility of Husky’s management. As the Corporate Representatives our responsibility is to certify that the reserves data has been properly calculated in accordance with generally accepted procedures for the estimation of reserves data.

3.	We carried out our evaluation in accordance with generally accepted procedures for the estimation of oil and gas reserves data and standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGEH”) with the necessary modifications to reflect definitions and standards under the applicable U.S. Financial Accounting Standards Board standards (the “FASB Standards” and the legal requirements of the U.S. Securities and Exchange Commission (“SEC Requirements”)). Our internal reserves evaluators are not independent of Husky, within the meaning of the term “independent” under those standards.

4.	Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the oil and gas reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGEH as modified or replaced by the FASB Standards and SEC Requirements.

5.	The following sets forth the estimated standardized measure of discounted future net cash flows (before deducting income taxes) attributed to proved oil and gas reserve quantities, estimated using constant prices and costs and calculated using a discount rate of 10%, included in the reserves data of Husky evaluated for the year ended December 31, 2008:

Location of Reserves	Discounted Future Net Cash Flows before income taxes, 10% discount rate
	($	millions	)
Canada		8,633
China		156
Libya		0

		8,789

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

January 23, 2009

/S/ FREDERICK AU-YEUNG
Frederick Au-Yeung, P. Eng
Manager of Reservoir Engineering

Schedule C

Husky Energy Inc.

Report of Management and Directors on Reserves Data and Other Information

Management of Husky Energy Inc. (“Husky”) are responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements. This information includes oil and gas reserves data, which consist of the following:

(1)	proved oil and gas reserve quantities estimated as at December 31, 2008 using constant prices and costs; and

(2)	the related standardized measure of discounted future net cash flows.

Husky’s oil and gas reserves evaluation process involves applying generally accepted procedures for the estimation of oil and gas reserves data for the purposes of complying with the legal requirements of the U.S. Securities and Exchange Commission (“SEC”) and the applicable provisions of the U.S. Financial Accounting Standards Board Statement of Financial Accounting Standards No. 69 (collectively, the “Oil and Gas Reserves Data Process”). Husky’s Internal Qualified Reserves Evaluator is the Manager of Reservoir Engineering, who is an employee of Husky and has evaluated Husky’s oil and gas reserves data and certified that the Reserves Data Process has been followed. The Report on Reserves Data by Husky’s Internal Qualified Reserves Evaluator accompanies this report and will be filed with securities regulatory authorities concurrently with this report.

The Audit Committee of the Board of Directors has:

(a)	reviewed the Company’s procedures for providing information to the internal qualified reserves evaluators and the external reserves auditors;

(b)	met with the Internal Qualified Reserves Evaluator and external reserves auditors to determine whether any restrictions placed by management affect the ability of the Internal Qualified Reserves Evaluator and the external reserves auditors to report without reservation; and

(c)	reviewed the reserves data with management, the Internal Qualified Reserves Evaluator and the external reserves auditors.

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

(b)	the filing of Form 51-101F2, which is the Report on Reserves Data of Husky’s Internal Qualified Reserves Evaluator; and

(c)	the content and filing of this report.

Husky sought and was granted by the Canadian Securities Administrators an exemption from the requirement under National Instrument 51-101 “Standards of Disclosure for Oil and Gas Disclosure” to involve independent qualified reserves evaluators or auditors. Notwithstanding this exemption, we involve independent qualified reserve auditors as part of Husky’s corporate governance practices. Their involvement helps assure that our internal oil and gas reserves estimates are materially correct.

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

Husky’s view is based in large part on the following. Our reserves data were developed in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook. Husky’s procedures, records and controls relating to the accumulation of source data and preparation of reserves data by Husky’s internal reserves evaluation staff have been established, refined and documented over many years. Our internal reserves evaluation staff includes 101 individuals, including support staff, of whom 50 individuals are qualified reserves evaluators as defined in the Canadian Oil and Gas Evaluation Handbook, with an average of 14 years of relevant experience in evaluating reserves. Husky’s internal reserves evaluation management personnel includes 24 individuals with an average of 13 years of relevant experience in evaluating oil and gas and managing the evaluation process.

Reserves data are estimates only, and are not exact quantities. Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

/S/ JOHN C.S. LAU	February 18, 2009
John C. S. Lau
President & Chief Executive Officer

/S/ JAMES D. GIRGULIS	February 18, 2009
James D. Girgulis
Vice President, Legal & Corporate Secretary

/S/ R. DONALD FULLERTON	February 18, 2009
R. Donald Fullerton
Director

/S/ WILLIAM SHURNIAK	February 18, 2009
William Shurniak
Director

Schedule D

Husky Energy Inc.

Independent Engineer’s Audit Opinion

Husky Energy Inc.

707 — 8th Avenue S.W.

Calgary, Alberta

T2P 3G7

Gentlemen:

Pursuant to Husky’s request we have conducted an audit of the reserves estimates and the respective present worth value of these reserves of Husky Energy Inc., as at December 31, 2008. The Company’s detailed reserves information was provided to us for this audit. Our responsibility is to express an independent opinion on the reserves and respective present worth value estimates, in aggregate, based on our audit tests and procedures.

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

Sincerely,

McDaniel & Associates Consultants Ltd.

/S/ P.A. WELCH
P.A. Welch, P. Eng.
President & Managing Director

Calgary, Alberta

January 23, 2009

Document B

Form 40-F

Consolidated Financial Statements and

Auditor’s Report to Shareholders

For the Year Ended December 31, 2008

MANAGEMENT’S REPORT

The management of Husky Energy Inc. (the “Company”) is responsible for the financial information and operating data presented in this financial document.

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

Husky Energy Inc. maintains systems of internal accounting and administrative controls. These systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are properly accounted for and adequately safeguarded. Management evaluation concluded that our internal control over financial reporting was effective as of December 31, 2008. The system of internal controls is further supported by an internal audit function.

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

/s/ JOHN C.S. LAU
John C.S. Lau
President & Chief Executive Officer

/s/ ALISTER COWAN
Alister Cowan
Vice President & Chief Financial Officer

Calgary, Alberta, Canada

February 4, 2009

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Husky Energy Inc. (“the Company”) as at December 31, 2008, 2007 and 2006 and the consolidated statements of earnings and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 4, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP
KPMG LLP
Chartered Accountants
Calgary, Alberta, Canada
February 4, 2009

Comments by Auditors for US readers on Canada — US Reporting Differences

To the Board of Directors of Husky Energy Inc. (the “Company”)

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the change described in Note 7 (Inventories) to the consolidated financial statements as at December 31, 2008, and for the year then ended. Our report to the shareholders dated February 4, 2009 is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ KPMG LLP
KPMG LLP
Chartered Accountants
Calgary, Alberta, Canada
February 4, 2009

Report of Independent Registered Public Accounting Firm to the Board of Directors of Husky Energy Inc.

To the Shareholders and Board of Directors of Husky Energy Inc.

We have audited Husky Energy Inc. (“the Company”)’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated February 4, 2009, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP
KPMG LLP
Chartered Accountants
Calgary, Alberta, Canada
February 4, 2009

CONSOLIDATED BALANCE SHEETS

As at December 31 (millions of dollars)	2008	2007	2006
Assets
Current assets
Cash and cash equivalents	$913	$208	$442
Accounts receivable (notes 6, 22)	1,344	1,622	1,284
Inventories (note 7)	1,032	1,190	428
Prepaid expenses	33	28	25

	3,322	3,048	2,179
Property, plant and equipment, net (notes 1, 8)	20,839	17,805	15,550
Goodwill (notes 1, 12)	779	660	160
Contribution receivable (note 10)	1,448	—	—
Other assets (notes 15, 22)	134	184	44

	$26,522	$21,697	$17,933

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities (note 14)	$2,896	$2,358	$2,574
Long-term debt due within one year (notes 15, 22)	—	741	100

	2,896	3,099	2,674
Long-term debt (notes 15, 22)	1,957	2,073	1,511
Contribution payable (note 10)	1,659	—	—
Other long-term liabilities (note 16)	898	918	756
Future income taxes (note 17)	4,724	3,957	3,372
Commitments and contingencies (note 18)
Shareholders’ equity
Common shares (note 19)	3,568	3,551	3,533
Retained earnings	10,461	8,176	6,087
Accumulated other comprehensive income	359	(77)	—

	14,388	11,650	9,620

	$26,522	$21,697	$17,933

The accompanying notes to the consolidated financial statements are an integral part of these statements.

On behalf of the Board:

/s/ JOHN C.S. LAU	/s/ R.D. FULLERTON
John C. S. Lau	R.D. Fullerton
Director	Director

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME

Year ended December 31 (millions of dollars, except per share amounts)	2008	2007	2006
Sales and operating revenues, net of royalties	$24,701	$15,518	$12,664
Costs and expenses
Cost of sales and operating expenses (note 16)	17,701	9,296	7,169
Selling and administration expenses	284	219	162
Stock-based compensation (note 19)	(33)	88	138
Depletion, depreciation and amortization (notes 1,8)	1,832	1,806	1,599
Interest — net (note 15)	147	130	92
Foreign exchange (note 15)	(335)	(51)	(24)
Other — net (notes 18, 22)	(45)	(97)	22

	19,551	11,391	9,158

Earnings before income taxes	5,150	4,127	3,506

Income taxes (note 17)
Current	901	347	678
Future	495	566	102

	1,396	913	780

Net earnings	3,754	3,214	2,726
Other comprehensive income
Cumulative foreign currency translation adjustment	607	(175)	—
Hedge of net investment, net of tax (note 22)	(165)	102	—
Derivatives designated as cash flow hedges, net of tax (note 22)	(6)	14	—

	436	(59)	—

Comprehensive income	$4,190	$3,155	$2,726

Earnings per share
Basic and diluted (note 19)	$4.42	$3.79	$3.21
Weighted average number of common shares outstanding (millions)
Basic and diluted (note 19)	849.2	848.8	848.4

The accompanying notes to the consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Year ended December 31 (millions of dollars)	2008	2007	2006
Common shares
Beginning of year	$3,551	$3,533	$3,523
Options exercised	17	18	10

End of year	3,568	3,551	3,533

Retained earnings
Beginning of year	8,176	6,087	3,997
Net earnings	3,754	3,214	2,726
Dividends on common shares (note 19)
Ordinary	(1,469)	(917)	(636)
Special	—	(212)	—
Adoption of financial instruments (note 22)	—	4	—

End of year	10,461	8,176	6,087

Accumulated other comprehensive income
Beginning of year	(77)	—	—
Adoption of financial instruments (note 22)	—	(18)	—
Other comprehensive income
Cumulative foreign currency translation adjustment	607	(175)	—
Hedge of net investment, net of tax (note 22)	(165)	102	—
Derivatives designated as cash flow hedges, net of tax (note 22)	(6)	14	—

	436	(59)	—

End of year	359	(77)	—

Shareholders’ equity	$14,388	$11,650	$9,620

The accompanying notes to the consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31 (millions of dollars)	2008	2007	2006
Operating activities
Net earnings	$3,754	$3,214	$2,726
Items not affecting cash
Accretion (note 16)	54	47	45
Depletion, depreciation and amortization	1,832	1,806	1,599
Future income taxes	495	566	102
Foreign exchange	(94)	(135)	(3)
Other	(71)	(72)	32
Settlement of asset retirement obligations (note 16)	(56)	(51)	(36)
Change in non-cash working capital (note 11)	888	(718)	544

Cash flow — operating activities	6,802	4,657	5,009

Financing activities
Long-term debt issue	949	7,222	1,226
Long-term debt repayment	(2,205)	(5,722)	(1,493)
Settlement of cross currency swap	—	—	(47)
Debt issue costs	—	(8)	—
Proceeds from exercise of stock options	5	5	3
Proceeds from monetization of financial instruments	12	—	—
Dividends on common shares	(1,469)	(1,129)	(636)
Other	3	—	(1)
Change in non-cash working capital (note 11)	146	65	(678)

Cash flow — financing activities	(2,559)	433	(1,626)

Available for investing	4,243	5,090	3,383

Investing activities
Capital expenditures	(4,060)	(2,931)	(3,171)
Corporate acquisition (note 9)	—	(2,589)	—
Joint venture arrangement (note 10)	127	—	—
Asset sales	37	333	34
Other	(13)	(44)	(12)
Change in non-cash working capital (note 11)	371	(93)	40

Cash flow — investing activities	(3,538)	(5,324)	(3,109)

Increase (decrease) in cash and cash equivalents	705	(234)	274
Cash and cash equivalents at beginning of year	208	442	168

Cash and cash equivalents at end of year	$913	$208	$442

The accompanying notes to the consolidated financial statements are an integral part of these statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Except where indicated and per share amounts, all dollar amounts are in millions.

Note 1    Segmented Financial Information

	Upstream			Midstream
				Upgrading			Infrastructure and Marketing
Year ended December 31	2008	2007	2006	2008	2007	2006	2008	2007	2006
Sales and operating revenues, net of royalties	$7,889	$6,222	$5,772	$2,435	$1,524	$1,679	$13,544	$10,217	$9,559
Costs and expenses
Operating, cost of sales, selling and general	1,627	1,308	1,321	2,054	1,127	1,273	13,192	9,838	9,258
Depletion, depreciation and amortization	1,505	1,615	1,476	31	25	24	31	28	24
Interest — net	—	—	—	—	—	—	—	—	—
Foreign exchange	—	—	—	—	—	—	—	—	—

	3,132	2,923	2,797	2,085	1,152	1,297	13,223	9,866	9,282

Earnings (loss) before income taxes	4,757	3,299	2,975	350	372	382	321	351	277
Current income taxes	585	122	519	84	10	53	126	68	79
Future income taxes	795	581	161	21	80	44	(29)	30	1

Net earnings (loss)	$3,377	$2,596	$2,295	$245	$282	$285	$224	$253	$197

Property, plant and equipment — As at December 31
Cost	$25,283	$23,611	$21,770	$1,704	$1,607	$1,390	$931	$842	$750
Accumulated depletion, depreciation and amortization	11,432	9,956	8,545	510	480	455	330	298	270

Net	$13,851	$13,655	$13,225	$1,194	$1,127	$935	$601	$544	$480

Capital expenditures — Year ended December 31 (2)	$3,580	$2,388	$2,627	$99	$217	$184	$94	$92	$68
Goodwill additions — Year ended December 31	$—	$—	$—	$—	$—	$—	$—	$—	$—
Total assets — As at December 31	$15,653	$14,395	$13,920	$1,349	$1,405	$992	$1,486	$1,134	$1,329

(1)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices, and to unrealized intersegment profits in inventories.

(2)	Excludes capitalized costs related to asset retirement obligations incurred during the period and corporate acquisitions (Notes 9 and 10).

Geographical Financial Information

	Canada			United States			Other International			Total
	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
Year ended December 31
Sales and operating revenues, net of royalties	$15,213	$11,736	$11,050	$9,172	$3,494	$1,340	$316	$288	$274	$24,701	$15,518	$12,664
Capital expenditures (1)	3,685	2,877	3,104	193	21	—	230	76	97	4,108	2,974	3,201
As at December 31
Property, plant and equipment, net	$16,234	$16,017	$15,200	$4,093	$1,417	$3	$512	$371	$347	$20,839	$17,805	$15,550
Goodwill (2)	160	160	160	619	500	—	—	—	—	779	660	160
Total assets	20,241	17,983	17,443	5,747	3,240	115	534	474	375	26,522	21,697	17,933

(1)	Excludes capitalized costs related to asset retirement obligations incurred during the period and corporate acquisitions (Notes 9 and 10).

(2)	Goodwill relates to Western Canada in the upstream segment and to the Lima Refinery in the downstream segment — U.S. refining and marketing.

	Downstream						Corporate and Eliminations (1)			Total
	Canadian Refined Products			U.S. Refining and Marketing
Year ended December 31	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
Sales and operating revenues, net of royalties	$3,564	$2,916	$2,575	$7,802	$2,383	$—	$(10,533)	$(7,744)	$(6,921)	$24,701	$15,518	$12,664
Costs and expenses
Operating, cost of sales, selling and general	3,337	2,608	2,381	8,277	2,167	—	(10,580)	(7,542)	(6,742)	17,907	9,506	7,491
Depletion, depreciation and amortization	81	66	48	154	47	—	30	25	27	1,832	1,806	1,599
Interest — net	—	—	—	3	1	—	144	129	92	147	130	92
Foreign exchange	—	—	—	—	—	—	(335)	(51)	(24)	(335)	(51)	(24)

	3,418	2,674	2,429	8,434	2,215	—	(10,741)	(7,439)	(6,647)	19,551	11,391	9,158

Earnings (loss) before income taxes	146	242	146	(632)	168	—	208	(305)	(274)	5,150	4,127	3,506
Current income taxes	28	17	19	(24)	28	—	102	102	8	901	347	678
Future income taxes	12	33	21	(207)	35	—	(97)	(193)	(125)	495	566	102

Net earnings (loss)	$106	$192	$106	$(401)	$105	$—	$203	$(214)	$(157)	$3,754	$3,214	$2,726

Property, plant and equipment —As at December 31
Cost	$1,691	$1,550	$1,344	$4,249	$1,459	$—	$406	$338	$298	$34,264	$29,407	$25,552
Accumulated depletion, depreciation and amortization	669	590	525	229	46	—	255	232	207	13,425	11,602	10,002

Net	$1,022	$960	$819	$4,020	$1,413	$—	$151	$106	$91	$20,839	$17,805	$15,550

Capital expenditures- Year ended December 31 (2)	$155	$212	$285	$133	$21	$—	$47	$44	$37	$4,108	$2,974	$3,201
Goodwill additions- Year ended December 31	$—	$—	$—	$—	$536	$—	$—	$—	$—	$—	$536	$—
Total assets — As at December 31	$1,381	$1,335	$1,114	$5,383	$3,058	$—	$1,270	$370	$578	$26,522	$21,697	$17,933

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

Downstream includes refining in Canada of crude oil and marketing of refined petroleum products including gasoline, diesel, ethanol blended fuels, asphalt and ancillary products, and production of ethanol (Canadian refined products) and refining in the U.S. of primarily crude oil to produce and market gasoline, jet fuel and diesel fuels that meet U.S. clean fuels standards (U.S. refining and marketing).

Note 3    Significant Accounting Policies

a) Principles of Consolidation and the Preparation of Financial Statements

These financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) which, in the case of the Company, differ in certain respects from those in the United States. These differences are described in the section, Reconciliation to Accounting Principles Generally Accepted in the United States, contained in Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

The consolidated financial statements include the accounts of Husky Energy Inc. and its subsidiaries after the elimination of intercompany balances and transactions. The Company consolidates all investments in which it has either direct or indirect voting ownership in excess of 50%. In addition, the Company consolidates variable interest entities when it is deemed to be the primary beneficiary, and proportionately consolidates joint venture entities.

Substantially all of the Company’s upstream activities are conducted jointly with third parties and accordingly the accounts reflect the Company’s proportionate share of the assets, liabilities, revenues, expenses and cash flow from these activities.

b) Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the period. Specifically, amounts recorded for depletion, depreciation, amortization of accretion expense, asset retirement obligations, fair value measurements, management contracts, employee future benefits and amounts used in impairment tests for intangible assets, goodwill, inventory and property, plant and equipment are based on estimates. These estimates include petroleum and natural gas reserves, future petroleum and natural gas prices, future interest rates and future costs required to develop those reserves as well as other fair value assumptions. By their nature, these estimates are subject to measurement uncertainty and changes in such estimates in future years could require a material change on the financial statements.

c) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand less outstanding cheques and deposits with a maturity of less than three months at the time of purchase. When outstanding cheques are in excess of cash on hand, the excess is reported in bank operating loans.

d) Inventories

Crude oil, natural gas, refined petroleum products and purchased sulphur inventories are valued at the lower of cost or net realizable value. Cost is determined using average cost or on a first-in, first-out basis, as appropriate. Materials, parts and supplies are valued at the lower of average cost or net realizable value. Cost consists of raw material, labour, direct overhead and transportation. Previous impairment write-downs are reversed when there is a change in the situation that caused the impairment. Intersegment profits are eliminated.

e) Precious Metals

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

f) Property, Plant and Equipment

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

Depletion of oil and gas properties and depreciation of associated production facilities are calculated using the unit of production method, based on gross proved oil and gas reserves as estimated by the Company’s engineers, for each cost centre. Depreciation of gas plants and certain other oil and gas facilities is provided using the straight-line method based on their estimated useful lives. Costs subject to depletion and depreciation include both the estimated costs required to develop proved undeveloped reserves and the associated addition to the asset retirement obligations. In the normal course of operations, retirements of oil and gas interests are accounted for by charging the asset cost, net of any proceeds, to accumulated depletion or depreciation. Gains or losses on the disposition of oil and gas properties are not recognized unless the gain or loss changes the depletion rate by 20% or more.

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

The amount of impairment loss is determined to be the amount by which the carrying amount of the cost centre exceeds the sum of:

•

the fair value of proved and probable reserves calculated using a present value technique that uses the cash flows expected to result from production of the proved reserves and a portion of the probable reserves discounted using a risk free rate; and

•	the cost, less impairment, of unproved properties and major development projects that do not have probable reserves attributed to them.

ii) Other Plant and Equipment

Depreciation for substantially all other plant and equipment, except upgrading assets, is provided using the straight-line method based on estimated useful lives of assets which range from five to thirty-five years. Depreciation for upgrading assets is provided using the unit of production method, based on the plant’s estimated productive life. Repairs and maintenance costs, other than major turnaround costs, are charged to earnings as incurred. Certain turnaround costs are deferred to other assets when incurred and amortized over the estimated period of time to the next scheduled turnaround. At the time of disposition of plant and equipment, accounts are relieved of the asset values and accumulated depreciation and any resulting gain or loss is reflected in earnings.

iii) Asset Retirement Obligations

The recognition of the fair value of legal obligations associated with the retirement of tangible long-lived assets as calculated using the current estimated costs to retire the asset inflated to the estimated retirement date discounted using a credit-adjusted risk free rate, is recorded in the period that the asset is put into use, with a corresponding increase to the carrying value of the related asset. The obligations recognized are legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in cost of sales and operating expenses. The liability will also be adjusted to reflect revisions to the previous estimates of the undiscounted obligation. The costs capitalized to the related assets are amortized to earnings in a manner consistent with the depletion, depreciation and amortization of the underlying asset. Actual retirement expenditures are charged to the accumulated liability as incurred.

iv) Capitalized Interest

Interest is capitalized on significant major capital projects based on the Company’s long-term cost of borrowing. Capitalization of interest ceases when the capital project is substantially complete and ready for its intended use.

g) Impairment or Disposal of Long-lived Assets

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

h) Goodwill

Goodwill is the excess of the purchase price paid over the fair value of net assets acquired. Goodwill is subject to impairment tests on at least an annual basis or sooner if there are indicators of impairment. The Company tests impairment annually in the fourth quarter of each year. To assess impairment, the fair values of the assets and liabilities of the reporting unit are compared to their carrying amounts. If excess of the reporting unit’s fair value over its carrying amounts is greater than the carrying amount of the goodwill then there is no impairment. Any amount that the carrying amount of the goodwill exceeds the excess of the reporting unit’s fair value over its carrying amount is goodwill impairment. Impairment losses would be recognized in current period earnings.

i) Derivative Financial Instruments and Hedging Activities

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

All derivative instruments are recorded on the balance sheet at fair value in accounts receivable, other assets, accounts payable and accrued liabilities, or other long-term liabilities. Freestanding derivative instruments are classified as held for trading financial instruments. Gains and losses on these instruments are recorded in other expenses in the consolidated statement of earnings in the period they occur. Derivative instruments that have been designated and qualify for hedge accounting are classified as either fair value or cash flow hedges. For fair value hedges, the gains or losses arising from adjusting the derivative to its fair value are recognized immediately in earnings along with the gain or loss on the hedged item. For cash flow hedges, the effective portion of the gains and losses is recorded in OCI until the hedged transaction is recognized in earnings. When the earnings impact of the underlying hedged transaction is recognized in the consolidated statement of earnings, the fair value of the associated cash flow hedge is reclassified from OCI into earnings. Any hedge ineffectiveness is immediately recognized in earnings. Hedge accounting is discontinued on a prospective basis when the hedging relationship no longer qualifies for hedge accounting.

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

The Company may enter into foreign exchange contracts to hedge its foreign currency exposures on U.S. dollar denominated long-term debt. Gains and losses on these instruments related to foreign exchange are recorded in foreign exchange expense in the period to which they relate, offsetting the respective foreign exchange gains and losses recognized on the underlying foreign currency long-term debt. The remaining portion of the gain or loss is recorded in accumulated other comprehensive income and is adjusted for changes in the fair value of the instrument over the life of the debt.

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

Fair values of the derivatives are based on quoted market prices where available. The fair values of swaps and forward contracts are based on forward market prices. If a forward price is not available for a commodity based forward contract, a forward price is estimated using an existing forward price adjusted for quality or location.

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

iv) Comprehensive Income

Comprehensive income consists of net earnings and OCI. OCI comprises the change in the fair value of the effective portion of the derivatives used as hedging items in a cash flow hedge or net investment hedge and exchange gains and losses arising from the translaton of the financial statements of a self-sustaining foreign operation. Amounts included in OCI are shown net of tax. Accumulated other comprehensive income is an equity category comprised of the cumulative amounts of OCI.

j) Employee Future Benefits

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

k) Future Income Taxes

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

l) Non-monetary Transactions

Non-monetary transactions are measured based on fair value when there is evidence to support the fair value unless the transaction lacks commercial substance or is an exchange of product or property held for sale in the ordinary course of business.

m) Revenue Recognition

Revenues from the sale of crude oil, natural gas, natural gas liquids, synthetic crude oil, purchased commodities and refined petroleum products are recorded when title passes to an external party and payment has either been received or collection is reasonably certain. Sales between the business segments of the Company are eliminated from sales and operating revenues and cost of sales. Revenues associated with the sale of transportation, processing and natural gas storage services are recognized when the services are provided.

n) Foreign Currency Translation

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

o) Stock-based Compensation

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

p) Earnings per Share

Basic common shares outstanding are the weighted average number of common shares outstanding for each period. The calculation of basic earnings per common share is based on net earnings divided by the weighted average number of common shares outstanding.

Diluted common shares outstanding are calculated using the treasury stock method, which assumes that any proceeds received from in-the-money options would be used to buy back common shares at the average market price for the period. However, since the Company has a tandem stock option plan and accrues a liability for expected cash settlements, the potential common shares issuable upon exercise associated with the stock options are not included in diluted common shares outstanding. Shares that were potentially issuable on the settlement of the capital securities were not included in the determination of diluted earnings per common share, as the Company had neither the obligation nor intention to settle amounts due through the issuance of shares.

q) Reclassification

Certain prior years’ amounts have been reclassified to conform with current presentation.

Note 4    Pending Accounting Pronouncements

a) Goodwill and Intangible Assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued CICA section 3064, “Goodwill and Intangible Assets,” which will replace CICA section 3062 of the same name. As a result of issuing this guidance, CICA section 3450, “Research and Development Costs,” and Emerging Issues Committee Abstract No. 27, “Revenues and Expenditures during the Pre-Operating Period,” will be withdrawn. This new guidance requires recognizing all goodwill and intangible assets in accordance with CICA section 1000, “Financial Statement Concepts.” Section 3064 will eliminate the current practice of recognizing items as assets that do not meet the section 1000 definition and recognition criteria.

As of January 1, 2009, the Company will retroactively adopt CICA section 3064. This adoption will result in a reduction of retained earnings at January 1, 2007 of $9 million, a reduction of earnings after tax of $3 million and $13 million for the years ended December 31, 2008 and 2007, respectively, and a reduction to assets of $36 million and $31 million as at December 31, 2008 and 2007, respectively.

b) Business Combinations

In December 2008, the CICA issued section 1582 “Business Combinations,” which will replace CICA section 1581 of the same name. Under this guidance, the purchase price used in a business combination is based on the fair value of shares exchanged at their market price at the date of the exchange. Currently the purchase price used is based on the market price of the shares for a reasonable period before and after the date the acquisition is agreed upon and announced. This new guidance generally requires all acquisition costs to be expensed, which currently are capitalized as part of the purchase price. Contingent liabilities are to be recognized at fair value at the acquisition date and remeasured at fair value through earnings each period until settled. Currently only contingent liabilities that are resolved and payable are included in the cost to acquire the business. In addition, negative goodwill is required to be recognized immediately in earnings, unlike the current requirement to eliminate it by deducting it from non-current assets in the purchase price allocation. Section 1582 will be effective for Husky on January 1, 2011 with prospective application.

Note 5    International Financial Reporting Standards

In January 2006, the Canadian Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. In February 2008, as part of its strategic plan, the AcSB confirmed that Canadian publicly accountable entities will be required to report under International Financial Reporting Standards (“IFRS”), which will replace Canadian GAAP for years beginning on or after January 1, 2011. An omnibus exposure draft was issued by the AcSB in the second quarter of 2008, which incorporates IFRS into the CICA Handbook and prescribes the transitional provisions for adopting IFRS.

The Company has completed the diagnostic assessment phase by performing comparisons of the differences between Canadian GAAP and IFRS and is currently assessing the effects of adoption and finalizing its conversion plan. The Company has determined that accounting for property, plant and equipment will be impacted by the conversion to IFRS. The Company currently follows full cost accounting as prescribed in Accounting Guideline (“AcG”) 16, “Oil and Gas Accounting – Full Cost.” Conversion from Canadian GAAP to IFRS may have an impact on how the Company accounts for costs pertaining to oil and gas activities, in particular those related to the pre-exploration and development phases. The conversion to IFRS will also result in other impacts, some of which may be significant in nature and these continue to be assessed by the Company. At this time, the impact on Husky’s financial position and results of operations is not reasonably determinable or estimable for any of the IFRS conversion impacts identified. The Company will continue to monitor any changes in the adoption of IFRS and will update its plan as necessary.

Note 6    Accounts Receivable

	2008	2007	2006
Trade receivables	$1,135	$1,599	$1,286
Allowance for doubtful accounts	(22)	(10)	(10)
Derivatives due within one year	111	22	—
Income taxes receivable	106	—	—
Other	14	11	8

	$1,344	$1,622	$1,284

Sale of Accounts Receivable

As at December 31, 2008, the Company’s ceiling on its securitization program to sell, on a revolving basis, accounts receivable to a third party was $350 million. As at December 31, 2008, no accounts receivable had been sold under the program (2007 and 2006 — nil). The agreement includes a program fee. During 2008, no accounts receivable had been sold under the program. The average effective rate for 2007 was approximately 5.3% (2006 — 4.1%). Proceeds from revolving sales between the third party and the Company in 2007 totalled approximately $3.5 billion (2006 — $3.1 billion). The securitization agreement has been extended to March 31, 2009.

Note 7    Inventories

Effective January 1, 2008, the Company adopted CICA section 3031, “Inventories,” which replaced CICA section 3030 of the same name. The new guidance provides additional measurement and disclosure requirements and requires the Company to reverse previous impairment write-downs when there is a change in the situation that caused the impairment. The adoption of this standard did not have an impact on the Company’s financial statements.

	2008	2007	2006
Crude oil	$480	$539	$119
Natural gas	222	192	193
Refined petroleum products	263	409	89
Materials, supplies and other	67	50	27

	$1,032	$1,190	$428

Write-downs of inventories to net realizable value in 2008 amounted to $721 million (2007 — $11 million) primarily caused by the economic events in the fourth quarter of 2008.

Note 8    Property, Plant and Equipment

Refer to Note 1, “Segmented Financial Information,” which presents the Company’s property, plant and equipment by segment.

Administrative costs related to exploration and development activities capitalized in 2008 were $43 million (2007 — $48 million; 2006 — $68 million).

Costs of oil and gas properties, including major development projects, excluded from costs subject to depletion and depreciation at December 31 were as follows:

	2008	2007	2006
Canada	$2,703	$1,954	$1,932
International	485	243	165

	$3,188	$2,197	$2,097

The prices used in the ceiling test evaluation of the Company’s crude oil and natural gas reserves at December 31, 2008 were:

Canada	2009	2010	2011	2012	2013	Price increase 2013 to 2028 (percent)
Crude oil ($/bbl)	$52.88	$63.44	$67.26	$70.82	$74.52	2
Natural gas ($/mcf)	7.04	7.53	7.87	8.30	8.76	2

Note 9    Corporate Acquisition

In July 2007, the Company acquired a refinery in Lima, Ohio from The Premcor Refining Group Inc., an indirect wholly owned subsidiary of Valero Energy Corporation through the purchase of all of the issued and outstanding shares of Lima Refining Company (“Lima”). The total cash consideration was U.S. $1.9 billion plus U.S. $540 million for the cost of feedstock and product inventory. The results of Lima are included in the consolidated financial statements of the Company from its acquisition date. The Lima operations have been included in the downstream — U.S. refining and marketing segment in Note 1, “Segmented Financial Information.” The operations of Lima are a self-sustaining foreign operation for foreign currency translation purposes.

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

(1)

Allocated to U.S. refining and marketing in the Company’s downstream segment. For U.S. income tax purposes, goodwill is deductible and amortized over a 15-year period. Refer to Note 1, “Segmented Financial Information.”

Note 10    Joint Ventures

a) BP

On March 31, 2008, the Company completed a transaction with BP, which resulted in the formation of a 50/50 joint venture upstream entity and a 50/50 joint venture downstream entity.

The upstream entity is a partnership to which Husky has contributed the Sunrise oil sands assets with a fair value of U.S. $2.5 billion as at January 1, 2008, plus capital expenditures for the three-month period ended March 31, 2008 of $15 million. BP’s contribution was U.S. $250 million cash and a contribution receivable for the balance of U.S. $2.25 billion and $15 million. The contribution receivable accretes at a rate of 6% and is payable between December 31, 2008 and December 31, 2015 with the final balance due and payable by December 31, 2015. The upstream entity is included as part of the upstream segment.

The downstream entity is a limited liability company (“LLC”) to which BP has contributed the Toledo Refinery plus inventories and other net assets, less accounts payable and adjusted net earnings. Husky’s contribution was U.S. $250 million cash and a contribution payable for the balance of U.S. $2.6 billion. Husky’s share of the value of the amounts contributed at March 31, 2008 by both entities to the downstream LLC is described below:

Cash	$129
Inventory	199
Property, plant and equipment (including adjusted earnings)	1,928
Partner contribution receivable	1,331
Other assets	2
Inventory related payables	(12)
Future income tax liability	(658)

Total contribution to downstream joint venture	$2,919

The contribution payable accretes at a rate of 6% and is payable between December 31, 2008 and December 31, 2015 with the final balance due and payable by December 31, 2015. The timing of payments during this period will be determined by the capital expenditures made at the refinery during this same period. The downstream entity is included as part of the U.S. refining and marketing segment. This entity is a self-sustaining foreign operation.

Summarized below are the results of operations, cash flows and financial position relating to the Company’s proportional interests in its downstream joint venture:

Results of Operations	2008
Revenues	$1,843
Expenses	2,020

Proportionate share of net loss	$(177)

Cash Flows	2008
Cash flow — operating activities	$(90)
Cash flow — financing activities	—
Cash flow — investing activities	(58)

Proportionate share of decrease in cash and cash equivalents	$(148)

Financial Position	2008
Current assets	$245
Long-term assets	2,292
Current liabilities	(42)
Long-term liabilities	(666)

Proportionate share of net assets	$1,829

Both joint ventures are being accounted for using proportionate consolidation. The amounts recorded in the consolidated financial statements represent the Company’s 50% interest in the joint ventures.

b) CNOOC Southeast Asia Limited

In April 2008, a subsidiary of the Company, Husky Oil Madura Partnership (“HOMP”), entered into an agreement with CNOOC Southeast Asia Limited (“CNOOCSE”), which resulted in the acquisition by CNOOCSE of a 50% equity interest in Husky Oil (Madura) Limited, a subsidiary of HOMP, for a consideration of $127 million (U.S. $125 million) resulting in a gain of $69 million included in other—net in the Consolidated Statements of Earnings and Comprehensive Income. Husky Oil (Madura) Limited holds a 100% interest in the Madura Strait Production Sharing Contract. The resulting joint venture arrangement is being accounted for using the proportionate consolidation method.

c) Results of Joint Ventures

The results of Husky’s proportionate share of its downstream joint venture with BP are described in Note 10 a). The results from the upstream joint venture with BP and the joint venture arrangement with CNOOCSE are considered to be in the pre-production phase. As a result, any impact on the financial results of the Company subsequent to entering into these joint ventures is considered immaterial.

Note 11    Cash Flows — Change in Non-cash Working Capital

a) Change in non-cash working capital was as follows:

	2008	2007	2006
Decrease (increase) in non-cash working capital
Accounts receivable	$453	$(345)	$(428)
Inventories	522	(212)	43
Prepaid expenses	2	1	14
Accounts payable and accrued liabilities	428	(190)	277

Change in non-cash working capital	$1,405	$(746)	$(94)

Relating to:
Operating activities	$888	$(718)	$544
Financing activities	146	65	(678)
Investing activities	371	(93)	40

b) Other cash flow information:

	2008	2007	2006
Cash taxes paid	$615	$926	$215
Cash interest paid	$103	$162	$147

Cash and cash equivalents at December 31, 2008, included $269 million of cash and $644 million of short-term investments with maturities less than 90 days.

Note 12    Goodwill

	2008	2007	2006
Balance at beginning of year	$660	$160	$160
Acquired during the year	—	536	—
Foreign currency translation of goodwill in self-sustaining U.S. operations	119	(36)	—

Balance at end of year	$779	$660	$160

Note 13    Bank Operating Loans

At December 31, 2008, the Company had unsecured short-term borrowing lines of credit with banks totalling $370 million (2007 — $270 million; 2006 — $220 million). As at December 31, 2008, bank operating loans (excluding reclassified outstanding cheques) were nil (2007 and 2006 — nil) and letters of credit under these lines of credit totalled $166 million (2007 — $73 million; 2006 — $19 million). Interest payable is based on Bankers’ Acceptance, U.S. LIBOR or prime rates. During 2008, the weighted average interest rate on short-term borrowings was approximately 7.1% (2007 and 2006 — 5.8%).

The Sunrise Oil Sands Partnership has an unsecured demand credit facility of $10 million available for general purposes. The Company’s proportionate share is $5 million. As at December 31, 2008, there was no balance outstanding under this credit facility.

Note 14    Accounts Payable and Accrued Liabilities

	2008	2007	2006
Trade payables	$93	$23	$74
Accrued liabilities	1,813	1,743	1,322
Dividend payable	425	280	212
Stock-based compensation	24	159	234
Current income taxes	419	36	615
Other	122	117	117

	$2,896	$2,358	$2,574

Note 15    Long-term Debt

Maturity	Cdn $ Amount			U.S. $ Denominated
	2008	2007	2006	2008	2007	2006
Long-term debt
6.95% medium-term notes — Series E	$—	$203	$200	$—	$—	$—
6.25% notes 2012	490	395	466	400	400	400
7.55% debentures 2016	245	198	233	200	200	200
6.20% notes 2017	367	296	—	300	300	—
6.15% notes 2019	367	296	350	300	300	300
8.90% capital securities	—	223	262	—	225	225
6.80% notes 2037	474	445	—	387	450	—
Debt issue costs	(18)	(20)	—	—	—	—
Unwound interest rate swaps	32	37	—	—	—	—

	$1,957	$2,073	$1,511	$1,587	$1,875	$1,125

Long-term debt due within one year
Bridge financing	$—	$741	$—	$—	$750	$—
6.85% medium-term notes — Series B	—	—	100	—	—	—

	$—	$741	$100	$—	$750	$—

Interest — net for the years ended December 31 was as follows:

	2008	2007	2006
Interest expense
Long-term debt	$154	$151	$130
Contribution payable	63	—	—
Short-term debt	5	6	5

	222	157	135
Amount capitalized	—	(19)	(33)

	222	138	102
Interest income
Contribution receivable	(55)	—	—
Other	(20)	(8)	(10)

	(75)	(8)	(10)

	$147	$130	$92

Foreign exchange for the years ended December 31 was as follows:

	2008	2007	2006
(Gain) loss on translation of U.S. dollar denominated long-term debt	$217	$(197)	$(7)
Cross currency swaps	(83)	62	4
Contribution receivable	(228)	—	—
Other (gains) losses	(241)	84	(21)

	$(335)	$(51)	$(24)

Other gains and losses include realized and unrealized foreign exchange gains and losses on working capital.

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

In July 2007, the Company obtained U.S. $1.5 billion of short-term bridge financing at an interest rate based on U.S. LIBOR, maturing June 26, 2008, to facilitate closing the acquisition of the Lima, Ohio refinery. On September 11, 2007, the Company refinanced U.S. $750 million with long-term notes. The remaining bridge financing of U.S. $750 million was repaid in June 2008.

As at December 31, 2008, there were no borrowings under the syndicated credit facility or the bilateral credit facilities. See Note 23 for debt covenants.

Notes and Debentures

On September 21, 2006, Husky filed a shelf prospectus, which enabled the Company to offer up to U.S. $1.0 billion of debt securities in the United States until October 21, 2008. During the 25 month period that the prospectus remained effective, debt securities could be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement. In 2007, U.S. $750 million of debt securities were issued under this shelf prospectus.

The 6.25% and the 6.15% notes represent unsecured securities under a trust indenture dated June 14, 2002. Interest is payable semi-annually.

The 7.55% debentures represent unsecured securities under a trust indenture dated October 31, 1996. Interest is payable semi-annually.

The 6.20% and the 6.80% notes represent unsecured securities under a trust indenture dated September 11, 2007. During 2008, the Company repurchased U.S. $63 million of the 6.80% notes. Interest is payable semi-annually.

The 8.90% capital securities represented unsecured securities under an indenture dated August 10, 1998. On June 12, 2008, the Company initiated a cash tender offer to purchase any and all of the 8.90% capital securities.

The tender offer expired on July 11, 2008 at which date U.S. $214 million or 95% of the capital securities had been tendered. The settlement date occurred July 11, 2008. The remaining capital securities were redeemed on August 14, 2008.

The 6.95% medium-term notes Series E represented unsecured securities under a trust indenture dated May 4, 1999 and were redeemed in August 2008 at a redemption price, including accrued interest, of $208 million.

The 6.85% medium-term notes Series B represented unsecured securities under a trust indenture dated February 3, 1997 and matured in 2007.

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

The Company’s notes, debentures, credit facilities and short-term lines of credit rank equally.

Commencing in 2007, debt issue costs have been reclassified to long-term debt with the adoption of CICA section 3855, “Financial Instruments — Recognition and Measurement.” Previously, these deferred costs were included in other assets. As at December 31, 2006, other assets included $12 million of deferred debt issue costs.

The unamortized portion of the gain on previously unwound interest rate swaps that would be designated as fair value hedges is included in the carrying value of long-term debt with the adoption of Canadian Financial Instruments Standards in 2007.

Note 16    Other Long-term Liabilities

	2008	2007	2006
Asset retirement obligations	$711	$662	$622
Cross currency swaps (1)	19	107	40
Interest rate swaps	—	—	37
Employee future benefits (note 20)	81	69	30
Capital lease obligations	44	36	—
Stock-based compensation (note 19)	—	13	4
Other	43	31	23

	$898	$918	$756

(1)	Refer to Note 22, “Financial Instruments and Risk Factors.”

Asset Retirement Obligations

At December 31, 2008, the estimated total undiscounted inflation adjusted amount required to settle the asset retirement obligations was $5.4 billion. These obligations will be settled based on the useful lives of the underlying assets, which currently extend an average of 30 years into the future. This amount has been discounted using credit-adjusted risk free rates ranging from 6.2% to 9.6%.

Changes to the asset retirement obligations were as follows:

	2008	2007	2006
Asset retirement obligations at beginning of year	$662	$622	$557
Liabilities incurred/acquired	56	57	35
Liabilities disposed	(5)	(13)	(1)
Liabilities settled	(56)	(51)	(36)
Revisions	—	—	22
Accretion (1)	54	47	45

Asset retirement obligations at end of year	$711	$662	$622

(1)	Accretion is included in cost of sales and operating expenses.

Note 17    Income Taxes

The provision for income taxes in the Consolidated Statements of Earnings and Comprehensive Income reflects an effective tax rate which differs from the expected statutory tax rate. Differences for the years ended December 31 were accounted for as follows:

	2008	2007	2006
Earnings (loss) before income taxes
Canada	$5,689	$3,763	$3,276
United States	(817)	95	15
Other foreign jurisdictions	278	269	215

	5,150	4,127	3,506
Statutory income tax rate (percent)	30.6	32.7	35.7

Expected income tax	1,576	1,350	1,252
Effect on income tax of:
Royalties, lease rentals and mineral taxes payable to the crown	—	—	10
Resource allowance on Canadian production income	—	—	(35)
Change in statutory tax rate	—	(395)	(328)
Rate benefit on partnership earnings	(60)	(53)	(97)
Capital gains and losses	(19)	(24)	(1)
Foreign jurisdictions	(102)	8	(6)
Non-deductible capital taxes	—	—	(17)
Other — net	1	27	2

Income tax expense	$1,396	$913	$780

During 2007, a tax benefit of $395 million was recognized as a result of reductions in the Canadian federal tax rate, compared with a benefit of $328 million in 2006 as a result of reductions in both federal and provincial tax rates. No similar tax benefits were recognized in 2008.

The future income tax liabilities at December 31 comprised the tax effect of temporary differences as follows:

	2008	2007	2006
Future tax liabilities
Property, plant and equipment	$5,226	$4,081	$3,607
Foreign exchange gains taxable on realization	92	131	48
Other temporary differences	2	1	1

	5,320	4,213	3,656
Future tax assets
Asset retirement obligations	207	186	194
Loss carry forwards	348	—	2
Provincial royalty rebates	—	—	2
Other temporary differences	41	70	86

	596	256	284

	$4,724	$3,957	$3,372

Note 18    Commitments and Contingencies

Certain former owners of interests in the upgrading assets retained a 20-year upside financial interest expiring in 2014 which requires payments to them when the average differential between heavy crude oil feedstock and synthetic crude oil exceeds $6.50 per barrel. The calculation is based on a two-year rolling average of the differential. During 2008, the Company capitalized $73 million (2007 — $84 million; 2006 — $85 million) of payments under this arrangement.

At December 31, 2008, the Company had commitments for non-cancellable operating leases and other long-term agreements that require the following minimum future payments:

	2009	2010	2011	2012	2013	After 2013	Total
Long-term debt and interest	$127	$127	$127	$599	$96	$2,478	$3,554
Operating leases	115	106	81	74	62	28	466
Firm transportation agreements	144	90	52	55	47	249	637
Unconditional purchase obligations	2,775	897	455	77	36	162	4,402
Lease rentals and exploration work agreements	178	142	167	105	114	314	1,020
Asset retirement obligations	29	31	27	26	26	5,093	5,232

	$3,368	$1,393	$909	$936	$381	$8,324	$15,311

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

Note 19    Share Capital

The Company’s authorized share capital is as follows:

Common shares — an unlimited number of no par value.

Preferred shares — an unlimited number of no par value, none outstanding.

Common Shares

Changes to issued share capital were as follows:

	Number of Shares	Amount
December 31, 2005	848,250,156	$3,523
Options exercised	286,862	10

December 31, 2006	848,537,018	3,533
Options exercised	423,292	18

December 31, 2007	848,960,310	3,551
Options exercised	394,500	17

December 31, 2008	849,354,810	$3,568

Stock Options

At December 31, 2008, 50.5 million common shares were reserved for issuance under the Company stock option plan. The stock option plan is a tandem plan that provides the stock option holder with the right to exercise the option or surrender the option for a cash payment. The exercise price of the option is equal to the weighted average trading price of the Company’s common shares during the five trading days prior to the date of the award. When the option is surrendered for cash, the cash payment is the difference between the weighted average trading price of the Company’s common shares on the trading day prior to the surrender date and the exercise price of the option.

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

The following options to purchase common shares have been awarded to officers and certain other employees:

	Number of Options (thousands)	Weighted Average Exercise Prices	Weighted Average Contractual Life (years)	Options Exercisable (thousands)
December 31, 2005	14,570	$12.91	3	3,066
Granted	1,804	$35.71	4
Exercised for common shares	(287)	$11.15	2
Surrendered for cash	(3,902)	$11.97	2
Forfeited	(529)	$21.41	3

December 31, 2006	11,656	$16.40	3	4,463
Granted	26,926	$41.65	4
Exercised for common shares	(423)	$11.84	1
Surrendered for cash	(5,147)	$13.40	2
Forfeited	(2,881)	$40.41	4

December 31, 2007	30,131	$37.18	4	4,494
Granted	7,596	$41.18	5
Exercised for common shares	(395)	$13.65	1
Surrendered for cash	(4,132)	$22.50	1
Forfeited	(2,373)	$41.58	3

December 31, 2008	30,827	$40.10	3	7,239

As at December 31, 2008	Outstanding Options			Options Exercisable
Range of Exercise Price	Number of Options (thousands)	Weighted Average Exercise Prices	Weighted Average Contractual Life (years)	Number of Options (thousands)	Weighted Average Exercise Prices
$11.67 - $11.99	1,138	$11.74	—	1,138	$11.74
$12.00 - $17.99	52	$15.46	1	52	$15.46
$18.00 - $27.99	224	$26.43	2	224	$26.43
$28.00 - $36.99	2,124	$32.40	4	314	$35.49
$37.00 - $39.99	833	$39.49	4	133	$38.20
$40.00 - $40.99	2,417	$40.88	4	285	$40.85
$41.00 - $45.02	24,039	$42.24	4	5,093	$41.68

	30,827	$40.10	3	7,239	$35.95

Dividends

During 2008, the Company declared dividends of $1.73 per common share (2007 — $1.33 per common share; 2006 — $0.75 per common share), including a special dividend of $0.25 per common share in 2007.

Note 20    Employee Future Benefits

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

Defined Benefit Pension Plan

Weighted average long-term assumptions are based on independent historical and projected references and are noted below:

	2008	2007	2006
Discount rate (percent)	6.3	5.0	5.0
Long-term rate of increase in compensation levels (percent)	5.0	5.0	5.0
Long-term rate of return on plan assets (percent)	7.0	7.5	7.5

The discount rate used at the end of 2008 to determine the accrued benefit obligation was 6.3%.

The long-term rate of return on the assets was determined based on management’s best estimate and the historical rates of return, adjusted periodically. The rate at the end of 2008 was 7.0%.

The status of the defined benefit pension plan at December 31 was as follows:

Benefit Obligation

	2008	2007	2006
Benefit obligation, beginning of year	$150	$149	$138
Current service cost	2	2	3
Interest cost	8	7	7
Benefits paid	(9)	(8)	(7)
Actuarial (gains) losses	(19)	—	8

Benefit obligation, end of year	$132	$150	$149

Fair Value of Plan Assets

	2008	2007	2006
Fair value of plan assets, beginning of year	$141	$132	$108
Contributions	6	10	13
Benefits paid	(9)	(8)	(7)
Expected return on plan assets	10	10	8
Gain (loss) on plan assets	(38)	(3)	10

Fair value of plan assets, end of year	$110	$141	$132

Funded Status of Plan

	2008	2007	2006
Fair value of plan assets	$110	$141	$132
Benefit obligation	(132)	(150)	(149)

Excess obligation	(22)	(9)	(17)
Unrecognized past service costs	2	3	3
Unrecognized losses	50	32	33

Accrued benefit asset	$30	$26	$19

Husky adheres to a Statement of Investment Policies and Procedures (the “Policy”). The assets are allocated in accordance with the long-term nature of the obligation and comprise a balanced investment based on interest rate and inflation sensitivities. The Policy explicitly prescribes diversification parameters for all classes of investment.

The Company’s actuaries perform valuations annually as at December 31 for the defined benefit pension plan.

The composition of the defined benefit pension plan assets was as follows:

	2008	2007	2006
U.S. common equities	1%	1%	1%
Canadian common equities	26	30	30
International equity mutual funds	23	27	30
Canadian government bonds	18	14	16
Canadian corporate bonds	4	4	3
International fixed income	1	2	—
Canadian fixed income mutual funds	25	20	19
Cash and receivables	2	2	1

Total	100%	100%	100%

During 2008, Husky contributed $6 million to the defined benefit pension plan assets, $3.8 million of which was in respect of additional contributions as a result of the plan’s deficiency. Husky currently plans to contribute $5.2 million in 2009.

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

Post-retirement Health and Dental Care Plan

The discount rate used in the calculation of the benefit obligation was 6.6%. The average health care cost trend used was 9.0% which is reduced by 0.50% until 2016. The average dental care cost trend used was 4%, which remains constant.

The status of the post-retirement health and dental care plan at December 31 was as follows:

Benefit Obligation

	2008	2007	2006
Benefit obligation, beginning of year	$54	$49	$33
Current service cost	4	4	2
Interest cost	3	2	2
Benefits paid	(1)	(1)	—
Actuarial (gains) losses	(7)	—	12

Benefit obligation, end of year	$53	$54	$49

Funded Status of Plan

	2008	2007	2006
Benefit obligation	$(53)	$(54)	$(49)
Unrecognized losses	10	17	19

Accrued benefit liability	$(43)	$(37)	$(30)

The assumed health care cost trend can have a significant effect on the amounts reported for Husky’s post-retirement health and dental care plan. A one percent increase and decrease in the assumed trend rate would have the following effect:

	1% Increase	1% Decrease
Effect on total service and interest cost components	$1.8	$(1.4)
Effect on post-retirement benefit obligation	$11.4	$(8.9)

Pension Expense and Post-retirement Health and Dental Care Expense

The expenses for the years ended December 31 were as follows:

Pension Expense

	2008	2007	2006
Defined benefit pension plan
Employer current service cost	$2	$2	$3
Interest cost	8	7	7
Expected return on plan assets	(10)	(10)	(8)
Amortization of net actuarial losses	3	3	3

	3	2	5
Defined contribution pension plan	20	18	16

Total expense	$23	$20	$21

Post-retirement Health and Dental Care Expense

	2008	2007	2006
Employer current service cost	$4	$4	$2
Interest cost	3	2	2
Amortization of net actuarial losses	1	1	—

Total expense	$8	$7	$4

Future Benefit Payments

The following table discloses the current estimate of future benefit payments:

	Defined Benefit Pension Plan	Post-retirement Health and Dental Care Plan
2009	$9	$1
2010	9	1
2011	10	1
2012	10	1
2013	10	2
2014 - 2018	53	12

b) United States

Defined Benefit Pension Plan

As at December 31, 2008, the benefit obligation was $5 million (2007 — $1 million) and the fair value of the plan assets was $4 million (2007 — $1 million). The discount rate used at the end of 2008 to determine the accrued benefit obligation was 6.0% (2007 — 6.1%). During 2008, Husky contributed $2 million to the defined benefit pension plan assets and currently plans to contribute $3 million in 2009.

Pension expense for 2008 was $2 million (six months ended December 31, 2007 — $1 million).

Defined Contribution Pension Plan

The Company’s contribution to the U.S. 401(k) plan was $2.6 million in 2008 (2007 — $0.9 million).

Post-retirement Welfare Plan

As at December 31, 2008, the benefit obligation was $13 million (2007 — $33 million). The discount rate used at the end of 2008 to determine the accrued benefit obligation was 6.10% (2007 — 6.25%).

Post-retirement welfare expense for 2008 was $3 million (six months ended December 31, 2007 — $1.5 million).

Note 21 Related Party Transactions

TransAlta Power, L.P. (“TAPLP”) is under the indirect control of Husky’s principal shareholders. TAPLP is a 49.99% owner in TransAlta Cogeneration, L.P. (“TACLP”) which is the Company’s joint venture partner for the Meridian cogeneration facility at Lloydminster. The Company sells natural gas to the Meridian cogeneration facility and other cogeneration facilities owned by TACLP. These natural gas sales are related party transactions and have been measured at the exchange amount. For 2008, the total value of natural gas sales to the Meridian and other cogeneration facilities owned by TACLP was $125 million (2007 — $104 million). At December 31, 2008, the total value of accounts receivables related to these transactions was nil (2007 — $10 million).

Note 22 Financial Instruments and Risk Factors

Details of the Company’s significant accounting policies for the recognition and measurement of financial instruments and the basis for which income and expense are recognized are disclosed in Note 3, “Significant Accounting Policies.”

Risk Management Overview

The Company is exposed to market risks related to the volatility of commodity prices, foreign exchange rates and interest rates. In certain instances, the Company uses derivative instruments to manage the Company’s exposure to these risks. The Company employs risk management strategies and policies to ensure that any exposures to risk are in compliance with the Company’s business objectives and risk tolerance levels. Risk management is ultimately established by the Company’s Board of Directors and is implemented and monitored by senior management within the Company.

Fair Value of Financial Instruments

The Company’s financial instruments as at December 31, 2008 included cash and cash equivalents, accounts receivable, contribution receivable, bank operating loans, accounts payable and accrued liabilities, contribution payable, long-term debt, the derivative portion of cash flow hedges and freestanding derivatives.

The carrying value of cash and cash equivalents, accounts receivable, bank operating loans, accounts payable and accrued liabilities approximates their fair value due to the short-term maturity of these investments.

At December 31, 2008, the carrying value of the contribution receivable and contribution payable was $1.5 billion and $1.7 billion respectively. The fair value of these financial instruments is not readily determinable due to uncertainties regarding timing of the cash flows. Refer to Note 10, “Joint Ventures.”

The estimation of the fair value of commodity derivatives incorporates forward prices and adjustments for quality or location. The estimation of the fair value of interest rate and foreign currency derivatives incorporates forward market prices, which are compared to quotes received from financial institutions to ensure reasonability.

The fair value of long-term debt is the present value of future cash flows associated with the debt. Market information such as treasury rates and credit spreads is used to determine the appropriate discount rates. These fair value determinations are compared to quotes received from financial institutions to ensure reasonability. The estimated fair value of long-term debt at December 31 was as follows:

	2008		2007		2006
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt	$1,957	$1,739	$2,814	$2,903	$1,611	$1,671

Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of foreign currency risk, interest rate risk and other price risk, for example, commodity price risk. The objective of market risk management is to manage and control market price exposures within acceptable limits, while maximizing returns.

In certain instances, the Company uses derivative commodity instruments to manage exposure to price volatility on a portion of its oil and gas production and firm commitments for the purchase or sale of crude oil and natural gas.

The Company’s results will also be impacted by a decrease in the price of crude oil. The Company holds crude oil inventories that are feedstock or part of the in-process inventories at its refineries. These inventories are subject to a lower of cost or net realizable value test on a monthly basis and the Company is exposed to declining crude prices.

The Company’s results are affected by the exchange rate between the Canadian and U.S. dollar. The majority of the Company’s revenues are received in U.S. dollars or from the sale of oil and gas commodities that receive prices determined by reference to U.S. benchmark prices. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease the revenues received from the sale of oil and gas commodities. Correspondingly, a decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of oil and gas commodities. The majority of the Company’s expenditures are in Canadian dollars.

A change in the value of the Canadian dollar against the U.S. dollar will also result in an increase or decrease in the Company’s U.S. dollar denominated debt, as expressed in Canadian dollars, as well as the related interest expense. In order to mitigate the Company’s exposure to long-term debt affected by the U.S./Canadian dollar exchange rate, the Company has entered into cash flow hedges using cross currency debt swaps. In addition, a portion of the Company’s U.S. dollar denominated debt has been designated as a hedge of a net investment in a self-sustaining foreign operation and the unrealized foreign exchange gain is recorded in other comprehensive income.

To mitigate risk related to interest rates, the Company may enter into fair value hedges using interest rate swaps. The Company’s objectives, processes and policies for managing market risk have not changed from the previous year.

Commodity Price Risk Management

Natural Gas Contracts

At December 31, 2008, the Company had the following third party offsetting physical purchase and sale natural gas contracts, which met the definition of a derivative instrument:

	Volumes (mmcf)	Fair Value
Physical purchase contracts	23,785	$(2)
Physical sale contracts	(23,785)	$3

These contracts have been recorded at their fair value in accounts receivable and accrued liabilities and the resulting unrealized gain or loss has been recorded in other expenses in the consolidated statement of earnings.

Natural Gas Storage Contracts

At December 31, 2008, the Company had the following third party physical purchase and sale natural gas storage contracts:

	Volumes (mmcf)	Fair Value
Physical purchase contracts	14,067	$(7)
Physical sale contracts	(46,632)	$58

These contracts have been recorded at their fair value in accounts receivable and accrued liabilities and the resulting unrealized gain or loss has been recorded in revenue and cost of sales in the consolidated statement of earnings.

Interest Rate Risk Management

At December 31, 2008, the Company had a freestanding derivative that requires the payment of amounts based on a floating interest rate in exchange for receipt of payments based on a fixed interest rate with the following terms:

Notional Amount	Swap Maturity	Swap Rate (percent)	Fair Value
$ 200	July 14, 2009	CDOR + 175 bps	$4

This contract has been recorded at fair value in accounts receivable. Prior to August 29, 2008, this derivative was a hedging item in a fair value hedge and a gain of $3 million was recorded through interest expense. On August 29, 2008, the underlying debt was redeemed and the fair value hedge was discontinued. The gain of $1 million subsequent to August 29, 2008 has been recorded in other expenses.

Foreign Currency Risk Management

The Company manages its exposure to foreign exchange fluctuations by balancing the U.S. dollar denominated cash flows with U.S. dollar denominated borrowings and other financial instruments. Husky utilizes spot and forward sales to convert cash flows to or from U.S. or Canadian currency.

At December 31, 2008, the Company had a cash flow hedge using the following cross currency debt swaps:

Debt	Swap Amount		Canadian Equivalent	Swap Maturity	Interest Rate (percent)	Fair Value
6.25% notes	U.S. $	150	$211	June 15, 2012	7.41	$(44)
6.25% notes	U.S. $	75	$89	June 15, 2012	5.65	$3
6.25% notes	U.S. $	50	$59	June 15, 2012	5.67	$3
6.25% notes	U.S. $	75	$88	June 15, 2012	5.61	$5

These contracts have been recorded at fair value in other long-term liabilities. The portion of the fair value of the derivative related to foreign exchange losses has been recorded in earnings to offset the foreign exchange on the translation of the underlying debt and the remaining loss has been included in other comprehensive income. As at December 31, 2008, the unrealized foreign exchange loss of $6 million (2007 — $14 million gain), net of tax of $2 million (2007 — $7 million) is recorded in other comprehensive income. At December 31, 2008, the balance in accumulated other comprehensive income was $10 million (2007 — $4 million), net of tax of $4 million (2007 — $2 million). For the year ended December 31, 2008, the Company recognized a foreign exchange gain of $83 million (2007 — loss of $62 million) on the cross currency debt swaps.

The Company enters into short-dated foreign exchange contracts to fix the exchange rate for conversion of U.S. dollars to Canadian dollars. During 2008, the impact of these contracts was a loss of $34 million (2007 — loss of $18 million) recorded in foreign exchange expense.

The Company entered into forward purchases of U.S. dollars. During the third quarter of 2008, the Company unwound one of the forward purchases realizing a gain of $12 million recorded in other expenses in the consolidated statement of earnings. At December 31, 2008, the following foreign exchange transactions had been entered into:

Date	Forward Purchases		Canadian Equivalent	Fair Value
October 5, 2007	U.S. $	98	$97	$23
October 11, 2007	U.S. $	98	$96	$23

These forward contracts have been recorded at fair value in accounts receivable and the resulting gain has been recorded in other expenses in the consolidated statement of earnings. During 2008, the impact was a gain of $38 million (2007 — $8 million gain).

Effective July 1, 2007, the Company’s U.S. $1.5 billion of debt financing related to the Lima acquisition was designated as a hedge of the Company’s net investment in the U.S. refining and marketing operations, which are considered self-sustaining. During the second quarter of 2008, the Company repaid its bridge financing of U.S. $750 million. In the last half of 2008, the Company repurchased U.S. $63 million of bonds that were classified as a net investment hedge. As a result, the Company’s net investment hedge is limited to the remaining U.S. $687 million. As at December 31, 2008, the foreign exchange loss of $165 million (2007 — $102 million gain), net of tax of $27 million (2007 — $19 million), arising from the translation of the debt is recorded in other comprehensive income.

Sensitivity Analysis

A sensitivity analysis for foreign currency, commodities and interest rate risks has been calculated by increasing or decreasing the interest rate or foreign currency exchange rate, as appropriate, in the fair value methodologies described in the “Fair Value of Financial Instruments” section of this note. These sensitivities represent the effect resulting from changing the relevant rates with all other variables held constant and have been applied only to financial instruments. The Company’s process for determining these sensitivities has not changed during the year. All calculations are on a pre-tax basis.

The Company is exposed to interest rate risk on its interest rate swaps. As at December 31, 2008, had interest rates been 50 basis points higher or lower and assuming all other variables remained constant, the impact to earnings before tax would have been less than $1 million.

The Company is exposed to interest rate and foreign currency risk on its cross currency debt swaps. As at December 31, 2008, had the Canadian dollar been 1% stronger versus the U.S. dollar and assuming all other variables remained constant, the impact to other comprehensive income would have been $4 million lower. Had the Canadian dollar been 1% weaker versus the U.S. dollar and assuming all other variables remained constant, the impact to other comprehensive income would have been $7 million higher. As at December 31, 2008, had the interest rates been 50 basis points higher and assuming all other variables remained constant, the impact to other comprehensive income would have been $2 million higher. Had the interest rates been 50 basis points lower and assuming all other variables remained constant, the impact to other comprehensive income would have been $7 million lower.

The Company is exposed to foreign currency risk on its forward purchases of U.S. dollars. As at December 31, 2008, had the Canadian dollar been 1% stronger relative to the U.S. dollar and assuming all other variables remained constant, the impact to earnings before tax would have been $2 million lower. Equal and offsetting impacts would have occurred had the Canadian dollar been 1% weaker relative to the U.S. dollar and assuming all other variables remained constant.

The Company is exposed to commodity price risk on its natural gas storage contracts. As at December 31, 2008, had the forward price been $0.20/mmbtu higher, the impact to earnings before tax would have been $7 million lower. Had the forward price been $0.20/mmbtu lower, the impact to earnings before tax would have been $7 million higher.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s processes for managing liquidity risk include ensuring, to the extent possible, that it will have sufficient liquidity to meet its liabilities when they become due. The Company prepares annual capital expenditure budgets, which are monitored and are updated as required. In addition, the Company requires authorizations for expenditures on projects to assist with the management of capital.

Since the Company operates in the upstream oil and gas industry, it requires sufficient cash to fund capital programs necessary to maintain or increase production and develop reserves, to acquire strategic oil and gas assets, to repay maturing debt and to pay dividends. The Company’s upstream capital programs are funded principally by cash provided from operating activities. During times of low oil and gas prices, a portion of capital programs can generally be deferred. However, due to the long cycle times and the importance to future cash flow in maintaining the Company’s production, it may be necessary to utilize alternative sources of capital to continue the Company’s strategic investment plan during periods of low commodity prices. As a result, the Company frequently evaluates the options available with respect to sources of long and short-term capital resources. Occasionally, the Company will hedge a portion of its production to protect cash flow in the event of commodity price declines. In addition, the Company has access to a revolving syndicated credit facility, which allows the Company to borrow money from a group of banks on an unsecured basis.

The following are the contractual maturities of financial liabilities as at December 31, 2008:

Financial Liability	Less than 1 Year	1 to less than 2 Years	2 to less than 5 Years	Thereafter
Accounts payable and accrued liabilities	$2,896	$—	$—	$—
Cross currency swaps	—	—	447	—
Long-term debt and interest on fixed rate debt	127	127	822	2,478

Total	$3,023	$127	$1,269	$2,478

The Company’s contribution payable to the joint venture with BP (refer to Note 10) is payable between December 31, 2008 and December 31, 2015, with the final balance due and payable by December 31, 2015.

The Company’s objectives, processes and policies for managing liquidity risk have not changed from the previous year.

Credit Risk

Credit risk represents the financial loss that the Company would suffer if the Company’s counterparties to a financial instrument, in owing an amount to the Company, fail to meet or discharge their obligation to the Company. The Company’s accounts receivables are broad based with customers in the energy industry, midstream and end user segment and are subject to normal industry risks. The Company’s policy to mitigate credit risk includes granting credit limits consistent with the financial strength of the counterparties and customers, requiring financial reassurances as deemed necessary, reducing the amount and duration of credit exposures and close monitoring of all accounts. The Company did not have any customers that constituted more than 10% of total sales and operating revenues during 2008.

The Company’s objectives, processes and policies for managing credit risk have not changed from the previous year.

Cash and cash equivalents include cash bank balances and short-term deposits maturing in less than 90 days. The Company manages the credit exposure related to short-term investments by monitoring exposures daily on a per issuer basis relative to predefined investment limits.

The carrying amount of accounts receivable and cash and cash equivalents represents the maximum credit exposure.

The Company’s accounts receivable excluding income taxes receivable and doubtful accounts was aged as follows:

Aging	Dec. 31, 2008
Current	$1,145
Past due (1 – 30 days)	75
Past due (31 – 60 days)	17
Past due (61 – 90 days)	4
Past due (more than 90 days)	19

Total	$1,260

The movement in the Company’s allowance for doubtful accounts for 2008 was as follows:

Balance at January 1, 2008	$10
Provisions and revisions	12

Balance at December 31, 2008	$22

For 2008, the Company wrote off $3 million of uncollectible receivables.

Held-for-Trading Financial Liabilities

The Company’s cross currency swaps have been designated as a cash flow hedge and the derivative component of the hedge meets the definition of a held-for-trading financial liability. The cross currency swap counterparties’ credit profiles have not materially changed since the past year or since inception. As a result, the amount of change during the period and cumulatively in the fair value of the cross currency swaps has not been materially impacted by changes resulting from credit risk. At December 31, 2008, the amount the Company would be contractually required to pay under the cross currency swaps at maturity was $414 million higher (December 31, 2007 — $341 million higher) than their carrying amount.

Embedded Derivative

During the fourth quarter of 2008, a drilling contract previously treated as an embedded derivative no longer met the criteria and the related accounting treatment was discontinued. A loss of $71 million, after tax, was recorded in 2008 compared with a gain of $71 million, after tax, for the same period in 2007.

Note 23    Capital Disclosures

The Company’s objectives when managing capital are: (i) to maintain a flexible capital structure, which optimizes the cost of capital at acceptable risk; and (ii) to maintain investor, creditor and market confidence to sustain the future development of the business.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying assets. The Company considers its capital structure to include shareholders’ equity and debt. To maintain or adjust the capital structure, the Company may from time to time, issue shares, raise debt and/or adjust its capital spending to manage its current and projected debt levels.

The Company monitors capital based on the current and projected ratios of debt to cash flow from operations (defined as total debt divided by earnings from operations plus non-cash charges before settlement of asset retirement obligations and change in non-cash working capital) and debt to capital employed (defined as total debt divided by total debt and shareholders’ equity). The Company’s objective is to maintain a debt to cash flow from operations ratio of less than two times. At December 31, 2008, debt to cash flow from operations was 0.3 times. The ratio may increase at certain times as a result of acquisitions. To facilitate the management of this ratio, the Company prepares annual budgets, which are updated depending on varying factors such as general market conditions and successful capital deployment. The annual budget is approved by the Board of Directors.

The Company’s share capital is not subject to external restrictions; however the bilateral credit facilities and the syndicated credit facility include a debt to cash flow covenant. The Company was fully compliant with this covenant at December 31, 2008.

There were no changes in the Company’s approach to capital management from the previous year.

Document C

Form 40-F

Reconciliation to Accounting Principles Generally Accepted

in the United States

Report of Independent Registered Public Accounting Firm on Reconciliation

to Accounting Principles Generally Accepted in the United States

To the Board of Directors of Husky Energy Inc.

On February 4, 2009, we reported on the consolidated balance sheets of Husky Energy Inc. (“the Company”) as at December 31, 2008, 2007 and 2006 and the consolidated statements of earnings and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008 which are included in the annual report on Form 40-F. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled “Reconciliation to Accounting Principles Generally Accepted in the United States” included in the Form 40-F. This supplemental note is the responsibility of the Company’s management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP
KPMG LLP
Chartered Accountants
Calgary, Alberta, Canada
February 4, 2009

Document C

Form 40-F

Reconciliation to Accounting Principles Generally Accepted in the United States

The Company’s consolidated financial statements have been prepared in accordance with GAAP (Generally Accepted Accounting Principles) in Canada, which differ in some respects from those in the United States. Any differences in accounting principles as they pertain to the accompanying consolidated financial statements were insignificant except as described below:

Consolidated Statements of Earnings

($ millions, except per share amounts)	2008	2007	2006
Net earnings under Canadian GAAP	$3,754	$3,214	$2,726
Adjustments:
Full cost accounting (a)	22	56	64
Related income taxes	(6)	(17)	(20)
Energy trading contracts (c)	—	—	4
Related income taxes	—	—	(1)
Stock-based compensation (d)	(2)	(43)	(10)
Related income taxes	—	13	3

Earnings before cumulative effect of change in accounting principle under U.S. GAAP	3,768	3,223	2,766
Cumulative effect of change in accounting principle, net of tax (d)	—	—	11

Net earnings under U.S. GAAP	$3,768	$3,223	$2,777

Weighted average number of common shares outstanding under U.S. GAAP (millions)
Basic and diluted	849.4	848.8	848.4
Earnings per share before cumulative effect of change in accounting principle under U.S. GAAP
Basic and diluted	$4.44	$3.80	$3.26
Earnings per share under U.S. GAAP
Basic and diluted	$4.44	$3.80	$3.27

Condensed Consolidated Balance Sheets
	2008		2007		2006
($ millions)	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Current assets	$3,322	$3,322	$3,048	$3,048	$2,179	$2,190
Property, plant and equipment, net (a)	20,839	20,487	17,805	17,431	15,550	15,120
Other assets (b)(g)	2,361	2,349	844	838	204	185

	$26,522	$26,158	$21,697	$21,317	$17,933	$17,495

Current liabilities (d)(g)	$2,896	$2,927	$3,099	$3,125	$2,674	$2,696
Long-term debt (b)	1,957	1,975	2,073	2,093	1,511	1,557
Other long-term liabilities (d)(g)	2,557	2,566	918	955	756	749
Future income taxes (a)(d)(g)	4,724	4,587	3,957	3,806	3,372	3,210
Share capital (e) (f)	3,568	3,802	3,551	3,785	3,533	3,767
Retained earnings	10,461	9,965	8,176	7,666	6,087	5,572
Accumulated other comprehensive income
Derivatives designated as cash flow hedges, net of tax	(10)	(10)	(4)	(4)	—	(18)
Cumulative foreign currency translation	432	432	(175)	(175)	—	—
Hedge of net investment, net of tax	(63)	(63)	102	102	—	—
Pension accounting (g)	—	—	—	—	—	(38)
Pension obligation (g)	—	(23)	—	(36)	—	—

	$26,522	$26,158	$21,697	$21,317	$17,933	$17,495

Condensed Consolidated Statements of Retained Earnings and Accumulated Other Comprehensive Income
	2008		2007		2006
($ millions)	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Retained earnings, beginning of year	$8,176	$7,666	$6,087	$5,572	$3,997	$3,431
Net earnings	3,754	3,768	3,214	3,223	2,726	2,777
Adoption of financial instruments (b)	—	—	4	—	—	—
Dividends on common shares	(1,469)	(1,469)	(1,129)	(1,129)	(636)	(636)

Retained earnings, end of year	$10,461	$9,965	$8,176	$7,666	$6,087	$5,572

Accumulated other comprehensive income, beginning of year	$(77)	$(113)	$—	$(56)	$—	$(41)
Adoption of financial instruments (b)	—	—	(18)	—	—	—
Derivatives designated as cash flow hedges, net of tax (b)	(6)	(6)	14	14	—	3
Cumulative foreign currency translation	607	607	(175)	(175)	—	—
Hedge of net investment, net of tax	(165)	(165)	102	102	—	—
Minimum pension liability, net of tax (g)	—	—	—	—	—	(5)
Reversal of minimum pension liability, net of tax (g)	—	—	—	—	—	25
Pension accounting (g)	—	—	—	—	—	(38)
Pension obligation (g)	—	13	—	2	—	—

Accumulated other comprehensive income, end of year	$359	$336	$(77)	$(113)	$—	$(56)

Condensed Consolidated Statements of Earnings and Comprehensive Income
	2008		2007		2006
($ millions)	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Sales and operating revenues (c)	$24,701	$21,967	$15,518	$14,072	$12,664	$10,790
Costs and expenses (excluding depletion, depreciation and amortization) (c)(d)	17,518	14,786	9,408	8,005	7,422	5,554
Accretion expense	54	54	47	47	45	45
Depletion, depreciation and amortization (a)	1,832	1,810	1,806	1,750	1,599	1,535
Interest — net	147	147	130	130	92	92

Earnings before income taxes	5,150	5,170	4,127	4,140	3,506	3,564
Income taxes (a)(d)	1,396	1,402	913	917	780	798

Earnings before cumulative effect of change in accounting principle	3,754	3,768	3,214	3,223	2,726	2,766
Cumulative effect of change in accounting principle, net of tax (d)	—	—	—	—	—	11

Net earnings	3,754	3,768	3,214	3,223	2,726	2,777
Other comprehensive income (g)	436	449	(59)	(57)	—	2

Comprehensive income	$4,190	$4,217	$3,155	$3,166	$2,726	$2,779

The increases or decreases noted above refer to the following differences between U.S. GAAP and Canadian GAAP:

(a)	Under Canadian GAAP the ceiling test is performed by comparing the carrying value of the cost centre based on the sum of the undiscounted cash flows expected from the cost centre’s use and eventual disposition. If the carrying value is unrecoverable the cost centre is written down to its fair value using the expected present value approach of proved plus probable reserves using future prices. Under U.S. GAAP, companies using the full cost method of accounting for oil and gas producing activities perform a ceiling test on each cost centre using discounted estimated future net revenue from proved oil and gas reserves using a discount factor of 10%. Prices used in the U.S. GAAP ceiling tests performed for this reconciliation were those in effect at the applicable year-end. At December 31, 2001, the Company recognized a U.S. GAAP ceiling test write down of $334 million after tax. Depletion expense for U.S. GAAP is reduced by $44 million (2007 — $52 million; 2006 — $60 million), before tax of $13 million (2007 — $16 million; 2006 — $19 million).

Under U.S. GAAP, prices used in the reserve determination were those in effect at the applicable year-end. For Canadian GAAP, forecast prices are used in the reserve determination. The different prices result in a lower reserve base for U.S. GAAP. Additional depletion of $39 million, net of tax of $14 million, was recorded under U.S. GAAP in December 2004. As of the first quarter of 2005 these reserves became economical again. Depletion expense for U.S. GAAP is reduced by $3 million (2007 and 2006 — $4 million), before tax of $1 million (2007 and 2006 — $1 million). In 2008, additional depletion of $25 million, net of tax of $8 million was recorded.

(b)	Effective January 1, 2007, the Company adopted the new Canadian GAAP standards relating to financial instruments. These standards have been adopted prospectively. This new guidance substantially harmonizes Canadian GAAP with U.S. GAAP, with the exception of the treatment of debt issue costs. Under the new Canadian GAAP requirements, unamortized debt issue costs are offset against the related long-term debt. Under U.S. GAAP, debt issue costs are deferred in other assets. At December 31, 2008, $18 million (2007 — $20 million) was reclassified from long term-debt to other assets for U.S. GAAP purposes.

(c)	Prior to the adoption of the new Canadian standards for financial instruments in 2007, Canadian GAAP differed from U.S. GAAP with regards to natural gas purchase and sales contracts. Under U.S. GAAP, natural gas purchase and sale contracts related to energy trading activities are recorded at fair value in accordance with Emerging Issues Task Force (“EITF”) 02-03, “Issues Involved in Accounting for Derivative Contracts held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities.”

Previously under Canadian GAAP, the impact of energy trading contracts was recorded as the contracts settled. Under U.S. GAAP, unlike Canadian GAAP, these gains and losses continue to be netted against sales and operating revenues.

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

At December 31, 2008, for U.S. GAAP purposes, the Company recorded an increase to current liabilities of $28 million (2007 — $17 million; 2006 — decrease of $7 million) and an increase to long-term liabilities of $11 million (2007 — $20 million; 2006 — $1 million). The Company also recorded a decrease to net earnings of $2 million (2007 — $43 million; 2006 — increase of $6 million), before tax of less than $1 million (2007 — $13 million; 2006 — $2 million).

Under FAS 123(R), the Company is using the Black-Scholes option pricing model to estimate the fair value of the liability related to the options issued under the Company’s tandem plan. The assumptions used in calculating fair value were:

	2008	2007	2006
Initial expected life (years)	3.3	3.5	3.5
Expected annual dividend per share	$2.00	$1.32	$1.00
Range of expected volatilities used (%)	35.3 – 73.6	21.4 – 27.1	19.1 – 29.4
Weighted-average expected volatility (%)	42.1	25.5	27.6
Range of risk-free interest rates used (%)	0.7 – 1.3	3.7 – 3.9	3.9 – 4.2

At December 31, 2008, the total intrinsic value of options exercised during the year was $12 million (2007 — $13 million; 2006 — $7 million), the share-based liability paid for the year was $101 million (2007 — $151 million; 2006 — 97 million) and the total fair value of options vested during the year was $32 million (2007 — $66 million; 2006 — $87 million).

The weighted average remaining contractual term of options fully vested and currently exercisable is 2.9 years (2007 — 1.6 years; 2006 — 2.4 years). The aggregate intrinsic value of options fully vested and currently exercisable is $24 million (2007 — $137 million; 2006 — $120 million) and the aggregate intrinsic value of options fully vested and expected to vest is $24 million (2007 — $181 million; 2006 — $267 million). The unrecognized compensation cost for 2008 related to non-vested awards is $17 million (2007 — $51 million; 2006 — $30 million) and the weighted average period that these costs will be recognized over is 1.3 years (2007 — 1.6 years; 2006 — 0.9 years).

(e)	As a result of the reorganization of the capital structure which occurred in 2000, the deficit of Husky Oil Limited of $160 million was eliminated. Elimination of the deficit would not be permitted under U.S. GAAP.

(f)	Until 1997 the Company recorded interest waived on subordinated shareholders’ loans and dividends waived on Class C shares as a reduction of ownership charges. Under U.S. GAAP, waived interest and dividends in those years would be recorded as interest on subordinated shareholders’ loans and dividends on Class C shares and as capital contributions.

(g)	FAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” requires the Company to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability. The funded status is measured as the difference between the fair value of a plan’s assets and its benefit obligations. Changes in this funded status are recognized through comprehensive income in the year in which the change occurs. The additional minimum liability previously recorded under FAS 87 has been eliminated. There is no impact to earnings recognition under the new requirement.

At December 31, 2008, the underfunded status of the plan recorded to current and other long-term liabilities was $10 million (2007 — $9 million; 2006 — $8 million) and $79 million (2007 — $54 million; 2006 — $28 million), respectively. Other comprehensive income decreased by $13 million (2007 — $2 million), net of tax of $7 million (2007 — $1 million).

(h)	In January 2007, the Company adopted FASB Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes.” This Interpretation clarifies the accounting for the uncertainty in income taxes recognized in accordance with FAS 109. FIN 48 establishes a two-step process for the evaluation of a tax position taken or expected to be taken in a tax return. The first step recognizes whether or not a tax position is sustainable based on a “more-likely-than-not” determination. If the tax position meets the more-likely-than-not threshold, the second step measures the amount of tax benefit to recognize in the financial statements. Under FIN 48, the tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Husky’s adoption of FIN 48 resulted in no adjustments to its tax provision recorded under Canadian GAAP.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2008	2007
Balance at January 1	$30	$—
Gross increases — prior period tax positions	3	—
Additions based on tax positions related to the current year	50	30
Settlements	(5)	—

Balance at December 31	$78	$30

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $78 million.

The Company does not expect any significant changes to its unrecognized tax benefits within the next 12 month period at this time.

The following are the tax years which remain subject to examination by major tax jurisdictions:

Tax Years	Jurisdiction
1998 — 2008	Federal — Canada Revenue Agency (Alberta and Ontario)
1999 — 2008	Internal Revenue Service — United States

Additional U.S. GAAP Disclosures

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

	2008	2007	2006
Depletion, depreciation and amortization per boe	$11.39	$11.34	$10.75

Changes in Accounting Policies

Fair Value Measurement

On January 1, 2008, the Company adopted the FASB statement FAS 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value in U.S. GAAP pronouncements and expands the disclosure requirements for fair value measurements. Prior to FAS 157, various definitions of fair value existed with limited guidance for application of these definitions in U.S. GAAP. Fair value under this standard is focused on a market-based measurement as opposed to an entity-specific measurement. This standard establishes a fair value hierarchy which distinguishes between market participant assumptions based on market data obtained from independent sources and the reporting entity’s own assumptions about the market.

The Company’s financial assets and liabilities that are recorded at fair value on a recurring basis have been categorized into one of the three categories based upon fair value hierarchy in accordance with FAS 157. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement. All of Husky’s assets and liabilities are included in Level 2.

New Accounting Standards not yet Implemented

Business Combinations and Non-Controlling Interests

In December 2007, the FASB issued FAS 141 (R), “Business Combinations (Revised 2007)” and FAS 160, “Non-Controlling Interests in Consolidated Financial Statements — An Amendment of Accounting Research Bulletin (ARB) No. 51.” These standards require the use of fair value accounting for business combinations and non-controlling interests. Equity securities issued as consideration in a business combination will be recorded at fair value as of the acquisition date as opposed to being valued over a period which includes a few days prior to and after the terms of the business combination have been agreed to and announced. In addition, entities will no longer have the ability to capitalize any direct and incremental costs incurred in the business combination. Instead, these transaction costs will require to be expensed under the new standards. The period of one year to complete the accounting for a business combination remains unchanged. Non-controlling interests will require initial measurement at fair value and will be classified as a separate component of equity. FAS 141(R) is to be applied prospectively and is effective for the Company for business combinations for which the acquisition date is on or after January 1, 2009. FAS 160 is effective for the Company on January 1, 2009 and is to be applied prospectively, with the exception of the presentation and disclosure requirements, which will require retrospective application for all periods presented.

Derivative Instruments and Hedging Activities

In March 2008, the FASB issued FAS 161, “Disclosures about Derivative Instruments and Hedging Activities — An amendment of FASB Statement 133.” This standard requires qualitative disclosures about the objectives and strategies for using derivatives, quantitative data about the gains and losses on derivative contracts and details of credit-risk-related contingent features. The standard also requires the disclosure of the location and amount of derivative instruments in the financial statements in a tabular format. This standard is effective for the Company on January 1, 2009 and will require additional disclosures on the financial statements.

Hierarchy of Generally Accepted Accounting Principles

In May 2008, the FASB issued FAS 162, “The Hierarchy of Generally Accepted Accounting Principles.” This standard identifies the sources of accounting principle and the framework for selecting the principles to be used in the preparation of financial statements. This standard is effective for the Company 60 days following the SEC’s approval of the PCAOB’s amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” The Company does not expect the application of FAS 162 to have an impact on the financial statements.

Postretirement Benefit Plan Asset Disclosures

In December 2008, the FASB issued FSP FAS 132(R)-1, which amends Statement 132(R) to require more detailed disclosure about employers’ plan assets, including employers’ investment strategies, major categories of plan assets, concentration of risk within plan assets, and valuation techniques used to measure the fair value of plan assets. This standard is effective for the company on December 31, 2009 and will require additional disclosures on the financial statements.

Document D

Form 40-F

Management’s Discussion and Analysis

February 18, 2009

Management’s Discussion and Analysis

February 18, 2009

1. Financial Summary

1.1 Financial Position

1.2 Financial Performance

1.3 Total Shareholder Returns

The following table shows the total shareholder returns compared with the Standard and Poor’s and the Toronto Stock Exchange energy and composite indices.

	Husky common shares	S&P/ TSX energy index	S&P/TSX composite index
2004	48%	29%	12%
2005	77%	61%	22%
2006	37%	3%	15%
2007	18%	5%	7%
2008	(28)%	(36)%	(35)%
Five year average	30%	12%	4%
Five year cumulative return	201%	43%	9%

1.4 Selected Annual Information

($ millions, except where indicated)	2008	2007	2006
Sales and operating revenues, net of royalties	$24,701	$15,518	$12,664
Net earnings by sector
Upstream	$3,377	$2,596	$2,295
Midstream	469	535	482
Downstream	(295)	297	106
Corporate and eliminations	203	(214)	(157)

Net earnings	$3,754	$3,214	$2,726

Per share — basic/diluted	$4.42	$3.79	$3.21
Ordinary dividends per common share	$1.70	$1.16	$0.88
Special dividend per common share	$—	$—	$0.25
Cash flow from operations	$5,970	$5,426	$4,501
Total assets	$26,522	$21,697	$17,933
Long-term debt including current portion	$1,957	$2,814	$1,611
Cash and cash equivalents December 31	$913	$208	$442
Return on equity (percent)	28.8	30.2	31.8
Return on average capital employed (percent)	25.0	25.7	27.0

2. Husky’s Businesses

Husky is a Canadian-based international energy and energy-related company with total assets greater than $26 billion and over 4,000 employees. Husky is integrated through the three industry sectors: upstream, midstream and downstream.

•	In the upstream sector, the Company explores for, develops and produces crude oil and natural gas (upstream business segment).

•

In the midstream sector, Husky upgrades heavy crude oil (upgrading business segment), processes and transports via pipeline heavy crude oil, maintains interests in two cogeneration plants as well as markets and operates storage facilities for crude oil and natural gas (infrastructure and marketing business segment).

•

In the downstream sector, the Company distributes motor fuel and ancillary and convenience products, manufactures and markets asphalt products, produces ethanol and operates two regional refineries in Canada (Canadian refined products business segment) and refines crude oil in two refineries in Ohio and markets refined products in the U.S. Midwest (U.S. refining and marketing business segment).

3. Capability to Deliver Results

Husky’s ability to deliver results is dependent on commodity prices and foreign exchange rates, the Company’s continued success in exploring for oil and natural gas, efficient and safe execution of capital projects, efficient and safe operations, effective marketing, retention of expertise and continued access to the financial markets.

3.1 Upstream

•

Large base of crude oil producing properties in Western Canada that have responded well to the application of increasingly sophisticated exploitation techniques. Enhanced oil recovery (“EOR”) techniques are extensively used in the mature Western Canadian Sedimentary Basin to increase recovery rates and stabilize decline rates of heavy and light crude oil. Emerging EOR techniques are being field tested, while techniques that have been in practice for several decades continue to be optimized;

•	Expertise and experience exploring and developing the high impact natural gas potential in the deep basin, foothills, and northwest plains of Alberta and British Columbia;

•

Substantial position in the Alberta oil sands. The initial stages of the development of this asset include the Tucker oil sands project currently in production and the Sunrise project that is in the early development phase. The Sunrise project will proceed as a joint 50/50 partnership with BP and is an integral part of a North American oil sands business that includes the BP-Husky Toledo Refinery;

•

Harsh weather offshore exploration, development and production expertise as demonstrated by the successful White Rose development and further development of White Rose satellites including the North Amethyst field, West White Rose field and South White Rose extension offshore Newfoundland. Husky also holds an interest in the Terra Nova field and a large portfolio of significant discovery and exploration licenses offshore Newfoundland and Labrador and offshore Greenland;

•

Large acreage position offshore China that includes an interest in the Wenchang oil field which is producing, the Liwan natural gas discovery, which has commenced development, and a large portfolio of exploration blocks; and

•

Offshore Indonesia Husky holds significant discovery and exploration licenses. The Madura BD natural gas and natural gas liquids discovery, in which the Company holds a 50% interest, is the current focus for development.

3.2 Midstream

•	Reliable heavy oil upgrading facility located in the Lloydminster heavy oil producing region with a throughput capacity of 82 mbbls/day;

•	Reliable and efficient heavy oil pipeline systems well integrated in the Lloydminster producing region;

•	Participation in two cogeneration power facilities having a combined 295 MW of capacity, both of which support local plant operations;

•	Natural gas storage in excess of 37 bcf, owned and leased;

•	Large scale petroleum marketer balancing the needs of both customers and suppliers; and

•	Large scale supplier of crude oil and natural gas feedstock for the Company’s plants and facilities.

3.3 Downstream

•	Refinery at Lima, Ohio, and a 50% interest in the BP-Husky Refinery in Toledo, Ohio each with a crude oil throughput capacity of 160 mbbls/day;

•	Refinery at Prince George, British Columbia with 12 mbbls/day capacity of low sulphur gasoline and ultra low sulphur diesel;

•

Largest marketer of paving asphalt in Western Canada with a 28 mbbls/day capacity asphalt refinery located at Lloydminster, integrated with the local heavy oil production, transportation and upgrading infrastructure;

•	Largest producer of ethanol in Western Canada with a combined 260 million litre per year capacity at plants located in Lloydminster, Saskatchewan and Minnedosa, Manitoba; and

•

Major regional motor fuel marketer with 492 retail marketing locations including bulk plants and travel centres with strategic land positions in Western Canada and Ontario. Retail outlets include in many cases convenience stores, restaurants, service bays and carwashes.

3.4 Corporate

Husky’s corporate capabilities are discussed in the following sections:

•	Section 8. Liquidity and Capital Resources

•	Section 11.5 Controls and Procedures

4. Strategic Plan

Husky’s overall strategy is to create superior shareholder value through financial discipline and the development of a quality asset base, including the development of large scale sustainable oil and gas reserves and enhancing integration through the value chain.

Husky’s upstream strategy is to expand and develop the highly prospective basins offshore Southeast Asia, offshore Canada’s East Coast, Alberta oil sands and heavy oil thermal production while continuing to exploit the Company’s oil and gas asset base in the Western Canadian Sedimentary Basin by optimizing oil and gas production with focussed exploration and enhanced recovery technology.

The Company will continue to build on its proven track record of creating value through the integrated production to refined products value chain, and will expand and optimize its midstream and downstream throughput capacity to enhance the integration strategy.

In the current global economic environment, Husky is focussed on maintaining financial discipline and the strength of the balance sheet in order to successfully execute this strategy. Husky’s capital programs are funded principally by cash provided from operating activities and cash on hand. During periods of low commodity prices, capital will be directed to those areas that provide the highest potential for returns and long-term growth. Long-term debt will supplement cash provided by operating activities in funding capital investments.

Husky’s strategic direction by business segment is as follows:

4.1 Upstream

Husky continues to maximize the value of its assets offshore the East Coast of Canada through the development of the White Rose satellite tieback fields and the continuing development of Terra Nova. The Company is also pursuing exploration opportunities and evaluating options to develop natural gas discoveries in the region.

Husky is building a Southeast Asia business with the development of current resources and exploration of prospects. The Company has commenced a deep water drilling program at the Liwan natural gas discovery offshore China and will proceed with its development and also the development of the Madura BD Indonesia natural gas and natural gas liquids project. Husky will continue exploration in the prospective basins in the South China Sea, the East China Sea and the North East Java Basin.

The Company is increasing heavy oil production through cold production, thermal recovery and other enhanced recovery techniques integrated with downstream processing.

In Western Canada, Husky will optimize light and medium crude oil production with the application of selected enhanced recovery techniques and continue to focus on high impact natural gas plays in the foothills and deep basin portion of Western Canada. The Company will expand its position in unconventional natural gas exploration and development including shale gas, tight gas and coal bed methane.

Husky is well positioned in the oil sands business with approximately 550 thousand net acres of land in the Athabasca and Cold Lake deposits in Alberta, Canada. Husky will continue to optimize the Tucker oil sands project which is currently producing. The Company, together with its partner BP, is continuing work on the Sunrise oil sands project with production to be developed in stages up to an estimated peak rate of 200 mbbls/day. Husky will continue to evaluate its other oil sands holdings including the Saleski and Caribou projects.

4.2 Midstream

Husky will continue to enhance and expand the infrastructure in the Lloydminster area and optimize the integration of the upgrader, pipeline, asphalt refinery, cogeneration and ethanol facilities. Husky will enhance and expand terminalling infrastructure and services to meet the requirements associated with growing bitumen and heavy oil development and will pursue greenhouse gas management strategies including participation in industry initiatives, carbon offset opportunities, sequestration and identification of carbon credit and trading opportunities.

4.3 Downstream

Husky will continue to pursue projects to optimize, integrate and reconfigure the Lima, Ohio Refinery for heavy crude oil feedstock and is planning to reconfigure and expand the BP-Husky Toledo, Ohio Refinery to accommodate Sunrise production as its primary feedstock. The Company will also expand terminalling and product storage opportunities.

4.4 Financial

Husky is committed to maintain its strong financial position to support large capital growth projects and provide shareholders an enhanced return on their investment. Over the business cycle, the Company intends to maintain a debt to capitalization ratio of less than 40% and maintain debt to cash flow from operations of less than two times. During the current period of economic and financial uncertainty, action has been taken to maintain the Company’s strong balance sheet including reduced capital spending, implementation of cost containment and efficiency programs and managing access to credit markets to enhance liquidity.

5. Key Growth Highlights

To achieve corporate strategic objectives Husky focussed on the following key projects in 2008. In 2009, the capital program will focus mainly on optimizing upstream production, midstream and downstream development and progressing major projects offshore the East Coast of Canada and South East Asia. The 2009 capital budget has been established with a view to maintaining the strength of Husky’s balance sheet during a period of significant economic and financial uncertainty. Capital expenditures will be focussed on those projects offering the highest potential for returns and long-term growth.

5.1 Upstream

White Rose Development Projects

Approval of the North Amethyst development application by the Canada—Newfoundland and Labrador Offshore Petroleum Board (“CNLOPB”) and the provincial and federal governments was received in April 2008. Delineation wells were completed at both the North Amethyst and West White Rose satellite fields, the results of which continue to be assessed with a view to optimizing production and reservoir depletion.

Progress continues on the North Amethyst development, the first White Rose satellite tie-back. Engineering and procurement activities remain on track with System Integration Testing due to commence in the first quarter of 2009 followed by subsea equipment and flow line installation and tie-back to the SeaRose production vessel in summer 2009.

East Coast Exploration

In September 2008, Husky acquired two exploration blocks on the Labrador Shelf off the coast of Labrador. Parcel NL07-2-1 is 585,580 acres with a work commitment of $10.2 million (100% Husky working interest) and Parcel NL07-2-3 is 557,502 acres with a work commitment of $120.2 million (75% Husky working interest). The work commitment will be undertaken during the first six years of the nine-year term of the Exploration Licence.

Husky participated in its largest offshore seismic acquisition program that was completed in September, covering 2,150 square kilometres including the Terra Nova and White Rose areas and portions of ELs, 1090, 1091, 1099, 1100 and 1101.

In December, the Mizzen exploration well (35% working interest) located in the Flemish Pass Basin, Exploration Licence (“EL”) 1049, was spud and is expected to reach total depth during the first quarter of 2009.

Offshore Greenland

The acquisition of 7,000 kilometres of 2-D seismic on Blocks 5 and 7 is now complete and is being evaluated. Husky is the operator and holds an 87.5% interest in these two blocks. Husky also holds a 43.75% working interest in Block 6 where the acquisition of 3,000 kilometres of 2D seismic is complete.

Offshore China Liwan Delineation

The West Hercules deep water drilling rig spud the first delineation well at the Liwan natural gas discovery on Block 29/26 in the South China Sea on November 20, 2008. The initial deep water drilling program will include delineation wells at Liwan and exploration wells on other prospects in the area. The delineation program, including exploration wells at the satellite prospects, will provide key information for the Liwan project’s facilities design which will commence in 2009.

Offshore China Exploration

On June 25, 2008, Husky announced the acquisition of exploration Block 63/05 covering 1,777 square kilometres located in the natural gas prone Qiondongnan Basin approximately 100 kilometres south of Hainan Island. CNOOC Ltd. has the right to participate in the development of any discoveries up to a 51% working interest. Under the terms of the petroleum contract, Husky has committed to drill one well and acquire 300 square kilometres of seismic data within a three-year period.

Husky completed a 3-D seismic data program on Block 29/26 in April 2008 and Block 29/06 in June 2008, which surround the Liwan natural gas discovery. Acquisition of 3-D seismic data was also completed on Blocks 35/18 and 50/14, which are located to the west of Hainan Island in the Yinggehai Basin. The first phase exploration work commitment for these two Yinggehai blocks expires on September 30, 2009.

At the end of 2008 the shallow water jack-up drilling rig, Frontier Discoverer, was secured and spud the QH 29-2-1 exploration well on January 22, 2009. This well will test a prospect on Block 39/05 in the Pearl River Mouth Basin immediately southwest of the Wenchang oil fields. In addition, an exploration drilling program is being planned in the East China Sea on Block 04/35 and in the Yinggehai Basin on blocks 35/18 and 50/14 near the Dong Fang and Ledong natural gas fields immediately west of Hainan Island.

In August 2008, Husky relinquished all but 58 square kilometres of Block 39/05, which surrounds the Wenchang oil fields, and secured an extension of Phase III exploration commitments. Subsequent to the evaluation of the Wushi 23-2-1 exploration well and fulfillment of the Company’s Phase II exploration commitments on Block 23/15 in the Beibu Wan Basin, Husky relinquished the remainder of this block.

Indonesia Exploration and Development

In April 2008, Husky completed an agreement with CNOOC Ltd. to jointly develop the Madura BD gas and natural gas liquids field located offshore East Java, Indonesia. Under the agreement, CNOOC Southeast Asia Limited acquired a 50% equity interest and operatorship of Husky Oil (Madura) Limited, which holds a 100% interest in the Madura Strait Production Sharing Contract (“PSC”). The agreement covers the development and further exploration of the Madura Strait PSC. The Madura BD field development plan was approved by the government of Indonesia in July 2008 and Husky and its partner expect to receive an extension to the Production Sharing Agreement (“PSC”) in 2009. Engineering work has been tendered and will commence upon receipt of the PSC extension.

In the East Bawean II PSC, in which Husky holds a 100% interest, the Transocean Adriatic XI jack up rig has been secured to drill two exploration wells in the second quarter of 2009. During October 2008, Husky was awarded a PSC from the government of Indonesia for a 100% interest in the North Sumbawa II Block comprising 5,000 square kilometres in the East Java Sea.

Sunrise Oil Sands Integrated Project

On March 31, 2008, Husky and BP formed an integrated oil sands joint venture. The transaction consists of a 50/50 partnership to develop the Sunrise oil sands project in Canada, which Husky will operate, and a 50/50 limited liability company for the existing BP-Husky Toledo Refinery in Ohio, which BP operates.

The development of the Sunrise oil sands integrated project (Husky 50%) will proceed in multiple phases. Bitumen production is expected to commence approximately four years following project sanction and is currently planned to increase to 200 mbbls/day. The project is currently in an optimization phase to simplify the project’s scope and take advantage of the recent downturn in the demand for goods and services. Subject to regulatory and government approval, the partners will review the project sanction decision in 2009 for formal approval in mid 2010. The development of this project is strategically linked to the repositioning project at the BP-Husky Toledo Refinery.

Tucker Oil Sands Project

A number of optimization strategies to address the ramp-up issues at the Tucker SAGD project were investigated during 2008. Production from eight new well pairs is showing encouraging results. These well pairs, which have been in SAGD mode for one to six months, have been placed in an optimized position in the reservoir. Drilling on the new Pad D has been deferred until commodity prices improve. During December 2008, Tucker’s bitumen production averaged 4.8 mbbls/day. In January 2009, the Tucker oil sands project was integrated with Husky’s heavy oil and gas business unit to capitalize on synergies with the Company’s heavy oil thermal operations.

United States

In September 2008, Husky entered into a joint venture agreement to acquire a 50% working interest in 844,000 net acres of leasehold ownership and wells in the U.S. Columbia River Basin in southeast Washington and northeast Oregon for consideration of approximately U.S. $100 per acre for 422,000 acres. Husky is currently participating in an exploration well, the Gray 31-23. The well had reached a depth of 3,800 metres in early January and planned total depth is 4,700 metres. The basin is characterized by over-pressure, tight sand natural gas formations.

Western Canada

Husky’s Alkaline Surfactant Polymer (“ASP”) enhanced oil recovery program, which currently includes ASP developments at Gull Lake and Fosterton, Saskatchewan and operating ASP applications at Warner and Crowsnest, Alberta, continues to move forward. The front end engineering design for the Fosterton ASP project commenced in December. Husky holds a 62.4% working interest. The drilling program and pipeline construction at Gull Lake are complete and facility construction was approximately 60% complete at year end. Start up of the Gull Lake project is planned for the second quarter of 2009, subject to market conditions.

Husky’s development of the McMullen property, which is located in the west central region of the Athabasca oil sands of northern Alberta, involves a cold production project and a thermal pilot project. In 2008, the Company received approval to drill 18 cold production wells and 9 wells were drilled in 2008. Twenty-two delineation wells and 3 water source wells were completed by the end of 2008. An application to construct a pilot project has been submitted to the Energy Resources Conservation Board.

During 2008, Husky participated (50% working interest) in approximately 110 coal bed methane wells. In the Lloydminster heavy oil producing area, Husky is continuing to test various enhanced recovery techniques. In August 2008, CO2 injection began at the Company’s second cold solvent pilot project. This pilot project is designed to test oil recovery and production rates utilizing CO2 and propane.

5.2 Downstream

Lima, Ohio Refinery

An engineering evaluation has been completed to determine the reconfiguration of the Lima Refinery to increase its capacity to process heavier, less costly, crude oil feedstock; realize complex refining processes to enhance margins; and increase flexibility in product outputs. The current configuration at the Lima Refinery allows it to process a predominantly light sweet crude oil feedstock. This limits the refinery’s ability to process a lower cost heavier crude feedstock to meet seasonal and longer term market demands. This project has been deferred subject to improved market conditions.

Toledo, Ohio Refinery

Husky and BP continued to progress the Continuous Catalyst Regeneration Reformer Project. The scope of this project is to replace two naphtha reformers and one hydrogen plant with one 42,000 bbls/day continuous catalyst regeneration system plant. The project’s objectives are to effectively and safely improve profitability while reducing operating risk, meet future product requirements and reduce the environmental footprint. A project team has also been launched to reposition the refinery to process bitumen from the first two phases of the Sunrise oil sands integrated project. Due to the integrated nature of this project, progress will coincide with the upstream development requirements. The refinery continues to make progress on a multi-year program to improve operational integrity and plant performance.

6. The 2008 Business Environment

6.1 Business Risk Factors

Husky’s results of operations are significantly influenced by the global and domestic business environment. Some risk factors are entirely beyond the Company’s influence and others can, to some extent, be strategically managed. Salient risk factors include:

•	crude oil and natural gas prices;

•	the economic conditions of the markets in which Husky conducts business;

•	the price differential between light and heavy crude oil and demand related to various crude oil qualities;

•	the price differential between refined products and crude oil;

•	the exchange rate between the Canadian and U.S. dollar;

•	the availability of incremental reserves of oil and gas, whether sourced from exploration, improved recovery or acquisitions;

•	the availability of prospective drilling rights;

•	the costs to acquire exploration rights, undertake geological studies, appraisal drilling and project development;

•	the availability and cost of labour, material and equipment to efficiently, effectively and safely undertake capital projects;

•	the costs to operate properties, plants and equipment in an efficient, reliable and safe manner;

•	potential actions of governments, regulatory authorities and other stakeholders in the jurisdictions where the Company has operations;

•	prevailing climatic conditions in the Company’s operating locations;

•	regulations to deal with climate change issues;

•	changes to government fiscal, monetary and other financial policies;

•	changes in workforce demographics; and

•	the cost and availability of capital, including access to capital markets at acceptable rates; and

•	other financial risks as described in Section 8.6.

6.2 Economic Sensitivities

Average Benchmarks

		2008	2007	2006
Upstream
WTI crude oil	(U.S. $/bbl)	99.65	72.31	66.22
Brent crude oil	(U.S. $/bbl)	96.99	72.52	65.14
Canadian light crude 0.3% sulphur	($/bbl)	102.84	77.07	73.29
Lloyd heavy crude oil @ Lloydminster	($/bbl)	72.44	40.75	39.92
NYMEX natural gas	(U.S. $/mmbtu)	9.04	6.86	7.23
NIT natural gas	($/GJ)	7.70	6.26	6.62
Midstream heavy crude oil upgrading
WTI/Lloyd crude blend differential	(U.S. $/bbl)	20.38	23.81	22.00
Downstream
New York Harbor 3:2:1 crack spread	(U.S. $/bbl)	9.96	14.15	9.80
Chicago 3:2:1 crack spread	(U.S. $/bbl)	11.17	17.68	13.41
Cross segment
U.S./Canadian dollar exchange rate	(U.S. $)	0.937	0.931	0.882

As an integrated producer, Husky’s profitability is largely determined by realized prices for crude oil and natural gas and refinery processing margins including the effect of changes in the U.S./Canadian dollar exchange rate. All of Husky’s crude oil production and the majority of its natural gas production receive the prevailing market price. The price for crude oil is determined largely by global factors and is beyond the Company’s control. The price for natural gas is determined more by the North America fundamentals since virtually all natural gas production in North America is consumed by North American customers, predominantly in the United States. Weather conditions also exert a dramatic effect on short-term supply and demand.

Heavier grades of crude oil trade at a discount to light crude oil refinery feedstock since they are more costly to process into motor fuels.

The majority of Husky’s crude oil and natural gas production is marketed in North America.

In the midstream and downstream segments, the price of crude oil represents the largest cost and the price of natural gas is one of the most significant operating costs. The largest cost factor in the midstream—upgrading business segment is the price of heavy crude oil feedstock, which is processed into light synthetic crude oil. The largest cost factors in the downstream sector are crude feedstock and processing costs. Husky’s U.S. refining operations process a mix of different types of crude oil from various sources but are primarily light sweet crude oil at Lima and approximately 60% heavy crude oil feedstock at Toledo. The Company’s refined products business in Canada relies primarily on the cost of purchasing refined products for resale in the retail distribution network. Refined products are acquired from other Canadian refiners at rack prices or exchanged with production from the Husky Prince George refinery.

Refining margins (Crack Spread) are calculated as the price difference between crude oil feedstock and two or more refined products in different proportions. The New York Harbor 3:2:1 refining crack spread is a benchmark and is calculated as the difference between the price of a barrel of WTI crude oil and the sum of the price of two thirds of a barrel of reformulated gasoline and the price of one third of a barrel of heating oil. The Chicago 3:2:1 refining crack spread is calculated using WTI, regular unleaded gasoline and low sulphur diesel. Each refinery has a unique crack spread depending on several variables. The mix of different grades of crude oil feedstock and the mix of produced refined products result in different refinery crack spread calculations from quoted market benchmarks.

Crude Oil

In 2008, the price of the main benchmark crude oil, West Texas Intermediate (“WTI”), initially declined in the first weeks of 2008, and then increased steadily through to the beginning of July 2008. High prices in the first half of the year resulted in demand abatement in the United States toward mid year. In July 2008, global demand for energy began to collapse following the global economic and financial crisis and prices fell through the fourth quarter. Production cuts announced by OPEC have not led to a measurable increase in oil prices. In light of an expected increase in non-OPEC production and declining world consumption, the increase in surplus supply could further exacerbate the soft price environment. During 2008, the near-month contract price of WTI averaged U.S. $99.65/bbl and peaked above U.S. $145/bbl in mid July before declining to U.S. $44.60/bbl on December 31, 2008. The average in 2007 was U.S. $72.31/bbl.

A portion of Husky’s crude oil production is classified as heavy crude oil, which trades at a discount to light crude oil. In 2008, 42% of Husky’s crude oil production was heavy compared with 39% in 2007. The light/heavy crude oil differential averaged U.S. $20.38 or 20% of WTI in 2008 compared with U.S. $23.81 or 33% of WTI in 2007.

Natural Gas

Natural gas prices quoted on the NYMEX rose sharply through the first seven months of 2008 based on lower storage levels and higher demand. After July 2008, natural gas prices fell steadily as natural gas storage levels increased as the North American economy weakened. At the end of 2008, natural gas inventory in underground storage in the United States was 3% higher than the five year average and 1% higher than the previous year.

During 2008, the NYMEX near-month contract price of natural gas averaged U.S. $9.04/mmbtu and peaked above U.S. $13.50/mmbtu at the beginning of July before declining to U.S. $5.62/mmbtu on December 31, 2008. The average in 2007 was U.S. $6.86/bbl.

Foreign Exchange

The majority of the Company’s revenues are received in U.S. dollars from the sale of oil and gas commodities that receive prices determined by reference to U.S. benchmark prices. Husky’s results are affected by the exchange rate between the Canadian and U.S. dollar with a decrease in the value of the Canadian dollar relative to the U.S. dollar increasing the revenues received from the sale of oil and gas commodities offsetting the effect of lower oil and natural gas prices. Correspondingly, an increase in the value of the Canadian dollar relative to the U.S. dollar will decrease the revenues received from the sale of oil and gas commodities.

In 2008, the Canadian dollar averaged U.S. $0.937, 1% stronger than the previous year. The Canadian dollar weakened 14% against the U.S. dollar in the fourth quarter, closing at $0.817 U.S. per Canadian dollar at December 31, 2008.

Refinery Crack Spreads

During 2008, the New York Harbor 3:2:1 refining crack spread averaged U.S. $9.96/bbl compared with U.S. $14.15/bbl in 2007. During 2008, the Chicago crack spread averaged U.S. $11.17/bbl compared with U.S. $17.68/bbl in 2007.

The lower 3:2:1 crack spreads were primarily due to low gasoline margins partially offset by higher distillate margins. Lower gasoline margins resulted mainly from high cost feedstock and ethanol blending coincident with decreasing demand for gasoline resulting from a faltering economy in the U.S. Distillate margins were higher throughout 2008 due to strong global demand. Realized refining margins are affected by the product configuration of each refinery and by the time lag between the purchase and delivery of crude oil feedstock which is accounted for on a first in first out basis in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).

Cost Environment

The oil and gas industry has been experiencing an increase in costs in excess of the general rate of inflation. These increases affect the cost of operating the Company’s oil and gas properties, processing plants and refineries. They also affect capital projects which are susceptible to cost volatility. The cost environment has not yet been impacted to the same extent as commodity prices by the current economic conditions.

Global Economic and Financial Crisis

The current global economic and financial crisis has reduced liquidity in financial markets, restricted access to financing and caused significant demand destruction for commodities resulting in lower pricing. These have affected the economy in the latter half of 2008 and continue to impact the performance of the economy going forward. However, companies with low operating costs and flexible capital expenditure plans, strong cash generation from operations, availability of cash and cash equivalents, low debt with long maturities and unused committed credit facilities will be better positioned to manage through this crisis.

In view of the current economic environment, Husky has prudently reduced capital spending in 2009 and is reviewing cost containment and efficiency opportunities throughout the organization. Husky is managing its credit facilities and access to credit markets in order to enhance the Company’s liquidity in the coming year. The Company will continue to monitor the economic environment and make adjustments as required.

6.3 Sensitivities by Segment for 2008 Results

The following table is indicative of the relative annualized effect on pre-tax cash flow and net earnings from changes in certain key variables in 2008. In essence, the disclosure shows what the effect would have been on 2008 financial results had the indicated variable increased by the notional amount. The analysis is based on business conditions and production volumes during 2008. Each separate item in the sensitivity analysis shows the effect of an increase in that variable only; all other variables are held constant. While these sensitivities are applicable for the period and magnitude of changes on which they are based, they may not be applicable in other periods, under other economic circumstances or greater magnitudes of change.

Sensitivity Analysis	2008 Average	Increase		Effect on Pre-tax Cash Flow (7)		Effect on Net Earnings (7)
				($ millions)	($/share) (8)	($ millions)	($/share) (8)
Upstream and Midstream
WTI benchmark crude oil price (1)	$99.65	U.S. $	1.00/bbl	80	0.09	56	0.07
NYMEX benchmark natural gas price (2)	$9.04	U.S. $	0.20/mmbtu	26	0.03	18	0.02
WTI/Lloyd crude blend differential (3)	$20.38	U.S. $	1.00/bbl	(17)	(0.02)	(13)	(0.02)
Downstream
Canadian light oil margins	$0.033	Cdn $	0.005/litre	14	0.02	10	0.01
Asphalt margins	$13.25	Cdn $	1.00/bbl	9	0.01	6	0.01
New York Harbor 3:2:1 crack spread (4)	$9.96	U.S. $	1.00/bbl	68	0.08	43	0.05
Consolidated
Exchange rate (U.S. $ per Cdn $) (1)(5)	$0.937	U.S. $	0.01	(85)	(0.10)	(60)	(0.07)
Interest rate (6)			100 basis points	—	—	—	—

(1)	Does not include gains or losses on inventory.
(2)	Includes decrease in earnings related to natural gas consumption.
(3)	Excludes impact on asphalt operations.
(4)	Relates to U.S. Refining & Marketing.
(5)	Assumes no foreign exchange gains or losses on U.S. dollar denominated long-term debt and other monetary items, including cash balances.
(6)	An interest rate change would not have an impact as Husky did not have variable rate debt outstanding as of December 31, 2008.
(7)	Excludes derivatives.
(8)	Based on 849.4 million common shares outstanding as of December 31, 2008.

7. Results of Operations

7.1 Segment Earnings

Segment Earnings
	Upstream	Midstream		Downstream		Corporate and Eliminations	Total
($ millions)		Upgrading	Infrastructure and Marketing	Canadian Refined Products	U.S. Refining and Marketing
2008
Earnings (loss) before income taxes	$4,757	$350	$321	$146	$(632)	$208	$5,150
Net earnings (loss)	3,377	245	224	106	(401)	203	3,754
Capital expenditures (1)	3,580	99	94	155	133	47	4,108

2007
Earnings (loss) before income taxes	3,299	372	351	242	168	(305)	4,127
Net earnings (loss)	2,596	282	253	192	105	(214)	3,214
Capital expenditures (1)	2,388	217	92	212	21	44	2,974

2006
Earnings (loss) before income taxes	2,975	382	277	146	—	(274)	3,506
Net earnings (loss)	2,295	285	197	106	—	(157)	2,726
Capital expenditures (1)	2,627	184	68	285	—	37	3,201

(1)	Excludes capitalized costs related to asset retirement obligations incurred during the period and the Lima acquisition and the BP joint venture transaction.

7.2 Summary of Quarterly Results

7.3 Upstream

2008 Earnings $3,377 Million, up $781 Million from 2007

Upstream Earnings Summary

($ millions)	2008	2007	2006
Gross revenues	$9,932	$7,287	$6,586
Royalties	2,043	1,065	814

Net revenues	7,889	6,222	5,772
Operating and administration expenses	1,596	1,409	1,321
Depletion, depreciation and amortization	1,505	1,615	1,476
Other	31	(101)	—
Income taxes	1,380	703	680

Net earnings	$3,377	$2,596	$2,295

Upstream earnings were $781 million higher in 2008 compared with 2007 primarily as a result of higher crude oil and natural gas prices which more than offset decreases in production. Earnings in 2007 include a recovery of income taxes of $330 million reflecting changes in the statutory tax rate announced in 2007. Higher royalties are a result of East Coast production reaching Tier II status at White Rose and Terra Nova in March, 2008.

Upstream Revenue Mix
Percentage of upstream net revenues	2008	2007	2006
Crude oil
Light crude oil & NGL	41%	51%	45%
Medium crude oil	8%	7%	7%
Heavy crude oil & bitumen	30%	22%	24%
Natural gas	21%	20%	24%

	100%	100%	100%

Average Sales Prices Realized
	2008	2007	2006
Crude oil ($/bbl)
Light crude oil & NGL	$97.28	$73.54	$69.06
Medium crude oil	81.79	51.12	49.48
Heavy crude oil & bitumen	71.61	40.19	39.92
Total average	84.96	58.24	54.08
Natural gas ($/mcf)
Average	$7.94	$6.19	$6.47

Daily Gross Production
	2008	2007	2006
Crude oil (mbbls/day)
Western Canada
Light crude oil & NGL	24.6	26.5	30.4
Medium crude oil	26.9	27.1	28.5
Heavy crude oil & bitumen	107.0	106.9	108.1

	158.5	160.5	167.0
East Coast Canada
White Rose—light crude oil	73.2	85.0	63.8
Terra Nova—light crude oil	12.9	14.5	4.7
China
Wenchang—light crude oil & NGL	12.2	12.7	12.1

	256.8	272.7	247.6

Natural gas (mmcf/day)	594.4	623.3	672.3

Total (mboe/day)	355.9	376.6	359.7

In 2008, crude oil and NGL production decreased by 6% compared with the previous year. Production from the White Rose field was shut down for 11 days in April due to the encroachment of severe ice pack and iceberg conditions, which also delayed the drilling of the eighth producing well, and for 4 days in September due to offloading operational restrictions combined with tanker availability. White Rose was shut down for 16 days for scheduled maintenance in July 2007. In June 2008, Terra Nova was shut down for 14 days for a scheduled maintenance turnaround and in the third and fourth quarters operational and maintenance issues also resulted in reduced production.

During 2008, crude oil and NGL production from Western Canada was down 1% compared with 2007 primarily due to reservoir decline, development delays and shut-in facilities. In Western Canada, conventional light and medium crude oil production was affected by net divestitures and normal production declines. Bitumen production from the Tucker oil sands project has increased from 2.1 mbbls/day at the end of 2007 to 4.8 mbbls/day at the end of 2008.

Production from natural gas decreased by 5% in 2008 compared with 2007 due to lower levels of drilling in the fourth quarter of 2007 versus the fourth quarter of 2006 which support production in the following years. Husky drilled 92 net natural gas exploration wells and 251 net development wells in 2007 compared with 192 net exploration and 490 net development wells in 2006 which resulted in fewer additions to producing wells. This reduction in drilling contributed to a drop in natural gas production in 2008 in all quarters. In addition, pipeline capacity was lower in the fourth quarter of 2008 as a result of unplanned repairs and maintenance combined with unscheduled plant outages and in the first quarter natural gas production was impacted by severe cold weather.

2009 Production Guidance and 2008 Actual

Gross Production	Guidance 2009	Year ended December 31 2008	Original Guidance 2008
Crude oil & NGL (mbbls/day)
Light crude oil & NGL	92 -109	123	139 -148
Medium crude oil	25 - 28	27	28 - 29
Heavy crude oil & bitumen	95 -105	107	114 - 124

	212 -242	257	281 - 301
Natural gas (mmcf/day)	585 -620	594	625 - 655
Total barrels of oil equivalent (mboe/day)	310 - 345	356	385 - 410

Production in 2008 was consistent with Husky’s revised guidance of July, 2008. Reduced production levels in 2009 are expected due to facility turnaround activities at White Rose and Terra Nova, a period of reduced production at White Rose to allow for the tie-in of the North Amethyst satellite and reduced spending in Western Canada.

Royalties

Royalty rates for 2008 averaged 16% in Western Canada and 28% offshore the East Coast compared with 16% and 13% respectively in 2007. The Tier II incremental royalty rate became effective for White Rose and Terra Nova in March 2008.

Operating Costs

Total upstream unit operating costs in 2008 averaged $10.93/boe compared with $9.09/boe in 2007. Operating costs in Western Canada averaged $13.16 in 2008 compared with $11.25 in 2007. Increasing operating costs in Western Canada are generally related to the nature of exploitation necessary to manage production from maturing fields and new more extensive but less prolific reservoirs. Western Canada operations require increasing amounts of infrastructure including more wells, facilities associated with enhanced recovery schemes, more extensive pipeline systems, crude and water trucking and more complex natural gas compression systems. These factors in turn require higher energy consumption, workovers and generally more material costs. Husky is focussed on managing rising operating costs through cost reduction and efficiency initiatives and keeping the Company’s infrastructure, including gas plants, crude processing plants, transportation systems, compression systems, lease access and other infrastructure fully utilized.

Operating costs at the East Coast offshore operations averaged $4.99/bbl in 2008 compared with $4.07/bbl in 2007. Costs increased compared with the previous year due to additional resources required to manage ice encroachment and subsurface mechanical issues.

Operating costs at the South China Sea offshore operations averaged $4.78/bbl compared with $3.68/bbl in 2007. Increased costs were the result of well workovers undertaken to support production from the declining reservoir.

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

In 2008, total unit DD&A averaged $11.56/boe compared with $11.75/boe in 2007. DD&A in Canada averaged $11.58/boe in 2008 compared with $11.77/boe in 2007. The lower DD&A rate in Canada was primarily due to the disposition of 50% of the Sunrise oil sands asset, which reduced the full cost base by approximately $1.6 billion or $1.29/boe in 2008. The Sunrise oil sands project currently does not have any proved reserves attributed to it. This was partially offset by a higher cost base in respect of conventional oil and gas operations in Western Canada and lower oil and gas reserves.

At December 31, 2008, capital costs in respect of unproved properties and major development projects were $3.2 billion compared with $2.2 billion at the end of 2007. These costs are excluded from the Company’s DD&A calculation until the unproved properties are evaluated and proved reserves are attributed to the project or the project is deemed to be impaired.

Netback Analysis
	2008	2007	2006
Total
Crude oil equivalent (per boe) (1)
Gross price	74.57	52.41	49.34
Royalties	15.52	7.74	6.19

Net sales price	59.05	44.67	43.15
Operating costs (2)	10.93	9.09	8.77

	48.12	35.58	34.38
DD&A	11.56	11.75	11.24
Administration expenses & other (2)	0.05	(0.17)	0.48

Earnings before income taxes	36.51	24.00	22.66

Canada
Crude oil equivalent (per boe) (1)
Gross price	73.72	51.54	48.48
Royalties	15.09	7.46	6.00

Net sales price	58.63	44.08	42.48
Operating costs (2)	11.14	9.28	9.01

Operating netback	47.49	34.80	33.47

Western Canada
Crude oil (per boe) (1)
Light crude oil
Gross price	82.97	61.02	59.84
Royalties	11.53	7.87	7.34

Net sales price	71.44	53.15	52.50
Operating costs (2)	13.90	13.24	11.89

Operating netback	57.54	39.91	40.61

Medium crude oil
Gross price	79.91	50.42	48.97
Royalties	13.91	8.89	8.61

Net sales price	66.00	41.53	40.36
Operating costs (2)	15.60	13.92	13.09

Operating netback	50.40	27.61	27.27

Heavy crude oil & bitumen
Gross price	71.19	40.14	39.91
Royalties	10.52	5.26	5.16

Net sales price	60.67	34.88	34.75
Operating costs (2)	15.60	12.81	11.10

Operating netback	45.07	22.07	23.65

Natural gas (per mcfge) (3)
Gross price	8.21	6.42	6.65
Royalties	1.60	1.23	1.37

Net sales price	6.61	5.19	5.28
Operating costs (2)	1.59	1.39	1.18

Operating netback	5.02	3.80	4.10

East Coast
Light crude oil (per boe) (1)
Gross price	100.12	75.37	71.18
Royalties (4)	28.45	9.43	1.95

Net sales price	71.67	65.94	69.23
Operating costs (2)	4.99	4.07	5.48

Operating netback	66.68	61.87	63.75

International
Light crude oil (per boe) (1)
Gross price	98.70	77.07	73.60
Royalties	27.46	15.50	12.17

Net sales price	71.24	61.57	61.43
Operating costs (2)	4.86	3.84	3.81

Operating netback	66.38	57.73	57.62

(1)	Includes associated co-products converted to boe.
(2)	Operating costs exclude accretion, which is included in administration expenses & other.
(3)	Includes associated co-products converted to mcfge.
(4)

During the third quarter of 2007, White Rose royalties increased to 16% because the project, off the East Coast, achieved payout status for Tier 1 royalties. During March 2008, White Rose and Terra Nova achieved payout status for Tier 2 royalties.

Other Items

In 2008, a drilling contract previously treated as an embedded derivative no longer met the criteria and the related accounting treatment was discontinued. A loss of $101 million ($71 million after tax) was recorded in 2008 compared with a gain of $101 million ($71 million after tax) for the same period in 2007.

A gain of $69 million was recorded on the sale of 50% of the shares of Husky Oil (Madura) Limited to CNOOC Southeast Asia Limited.

Upstream Capital Expenditures

At December 31, 2008, overall upstream capital expenditures were $3.6 billion, including acquisitions. Husky’s major upstream projects offshore the East Coast of Canada and offshore China and Indonesia remain essentially on schedule. Capital expenditures were $2.6 billion (72%) in Western Canada, $729 million (20%) offshore the East Coast of Canada, $230 million (6%) offshore China and Indonesia and $60 million (2%) in the Northwest United States.

Upstream Capital Expenditures (1)
($ millions)	2008	2007	2006
Exploration
Western Canada	$680	$456	$497
East Coast Canada and Frontier	160	84	79
Northwest United States	60	—	—
International	225	70	77

	1,125	610	653

Development
Western Canada	1,881	1,575	1,675
East Coast Canada	569	197	279
International	5	6	20

	2,455	1,778	1,974

	$3,580	$2,388	$2,627

(1)	Excludes capitalized costs related to asset retirement obligations incurred during the period and the Lima acquisition and the BP joint venture transaction.

Western Canada Drilling
	2008		2007		2006
(wells)	Gross	Net	Gross	Net	Gross	Net
Exploration Oil	80	70	79	79	101	99
Gas	102	79	114	92	330	192
Dry	27	23	14	12	26	24

	209	172	207	183	457	315

Development Oil	685	578	571	530	590	543
Gas	435	270	343	251	565	490
Dry	36	36	31	29	25	22

	1,156	884	945	810	1,180	1,055

Total	1,365	1,056	1,152	993	1,637	1,370

Western Canada—Excluding Oil Sands

During 2008, Husky invested $2.2 billion on exploration and development throughout the Western Canadian Sedimentary Basin excluding oil sands. Of this, $678 million was invested on oil development and $360 million was invested on natural gas development. The Company drilled 1,056 net wells in the basin resulting in 648 net oil wells and 349 net natural gas wells. In addition, $211 million was spent on production optimization and operating cost reduction initiatives. Capital spending on facilities, land acquisition and retention and environmental protection amounted to $291 million. During 2008, $308 million was spent on property acquisitions.

Husky’s high impact exploration program is conducted along the foothills of Alberta and British Columbia and in the deep basin region of Alberta. In 2008, $362 million was invested in drilling in these natural gas prone areas. During this period, 25 net exploration wells were drilled in the foothills and deep basin regions; 21 net wells were cased as natural gas wells and one was cased as a net oil well. The remaining 147 net exploration wells were drilled primarily in the shallow regions of the Western Canada Sedimentary Basin.

Oil Sands

Oil sands capital expenditures totalled $302 million during 2008. At Tucker, Husky spent $90 million on completion of new well pairs, facility modification and new pad preparation. At Sunrise, $143 million was spent on engineering design, site preparation and facilities and equipment requisitions. At Caribou and Saleski, the Company spent $69 million on stratigraphic drilling and engineering and geophysical studies.

East Coast Development

During 2008, $569 million was incurred for East Coast development projects primarily for the North Amethyst and West White Rose tie-back development projects and completion of an infill production well and other capital enhancements at White Rose. Construction commenced on North Amethyst and long lead equipment was procured. Engineering design began at the West White Rose development and a production well and water injection well were drilled at the White Rose South Avalon field.

East Coast and Northwest Territories Exploration

During 2008, Husky spent $160 million on two exploration wells in the Central Mackenzie Valley and on East Coast seismic programs.

Northwest United States

On September 30, 2008, Husky spent $50 million to acquire petroleum and natural gas rights in the Columbia River Basin located in southeastern Washington and northeast Oregon and a 50% interest in an exploration well currently being drilled.

Offshore China and Indonesia

During 2008, $225 million was spent on exploration drilling in the South China Sea and seismic data acquisition on the East Bawean II exploration block in the Java Sea, Indonesia.

2009 Upstream Capital Program

($ millions)
Western Canada - oil and gas	$725
- oil sands	65
East Coast Canada	800
International	500

$2,090

Note: Capital program excludes capitalized administration costs, capitalized interest and asset retirement obligations incurred.

The 2009 capital budget has been established with a view to maintaining the strength of Husky’s balance sheet during a period of significant economic and financial uncertainty. Capital expenditures will be focussed on those projects offering the highest potential for returns and long-term growth. A number of projects have been deferred pending improved economics.

Capital expenditures for Western Canada upstream development and exploration will continue to optimize oil and gas producing assets and develop new resource plays. Capital spending on oil sands will be primarily to continue to ramp up Tucker production and optimize development planning at Sunrise.

Offshore the East Coast of Canada, spending will be for North Amethyst tie-back development and to advance the West White Rose tie-back project.

In China and Indonesia, capital spending will be for the delineation and evaluation of the Liwan natural gas discovery, Madura BD, Indonesia natural gas and liquids development and exploration programs offshore China and Indonesia.

Oil and Gas Reserves

Husky applied for and was granted an exemption from certain of the provisions of Canada’s National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities” and provides oil and gas reserves disclosures in accordance with the United States Securities and Exchange Commission (“SEC”) guidelines and the United States Financial Accounting Standards Board (“FASB”) disclosure standards. The information disclosed may differ from information prepared in accordance with National Instrument 51-101.

Note: Based on year end prices.

For more detail on the Company’s oil and gas reserves and the disclosures with respect to the FASB’s Statement No. 69, “Disclosures about Oil and Gas Producing Activities” and the differences between Husky’s disclosures and those prescribed by National Instrument 51-101, refer to Husky’s Annual Information Form available at www.sedar.com or Husky’s Form 40-F available at www.sec.gov or on the Company’s website at www.huskyenergy.com.

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

Husky’s proved oil and gas reserves at December 31, 2008 were 896 million boe, down 118 mmboe or 12% from the previous year. Oil and gas reserves decreased in 2008 primarily as a result of a negative revision mainly related to lower heavy oil and bitumen prices at year end.

At December 31, 2008, the present value of future net cash flows after tax from Husky’s proved oil and gas reserves, based on prices and costs in effect at year end and discounted at 10%, was $6.4 billion compared with $14.8 billion at December 31, 2007.

Husky’s oil and gas reserves are estimated in accordance with the regulations and guidance of the SEC, which requires reserves to be evaluated using prices in effect on the day the reserves are estimated. On December 31, 2008, West Texas Intermediate was U.S. $44.60/bbl, Lloydminster heavy crude oil was $34.56/bbl and bitumen was $29.86/bbl. At these prices some heavy oil proved reserves and all proved bitumen reserves became uneconomic and were removed from reserves until market conditions improve. Heavy crude oil and bitumen are discounted because they require upgrading before processing by conventional refineries and upgrading capacity in North America is limited. Heavy crude oil and bitumen require blending with condensate or light synthetic crude oil (“diluent”) in order to be transported in a pipeline.

The additions to crude oil and NGL proved reserves from discoveries, extensions and improved recovery amounted to 44 mmbbls and were primarily from Lloydminster reservoir extensions from step-out drilling, improved recovery from ASP floods and White Rose improved recovery.

The additions to natural gas proved reserves from discoveries, extensions and improved recovery amounted to 182 bcf and were primarily related to exploration in the foothills and deep basin areas of Alberta and British Columbia. Natural gas reserve additions also resulted from field extensions and improved recovery primarily at Bivouac, Caroline and Blackstone. Natural gas proved reserves acquired amounted to 96 bcf mainly in the British Columbia and Alberta foothills.

The revision of previous estimates of negative 84 mmboe to proved oil and gas reserves includes a reduction of 98 mmboe related to the drop in commodity prices at the end of 2008 compared with the end of 2007. This was offset by net positive technical revisions of 14 mmboe. The application of year end pricing for bitumen resulted in a reduction in bitumen reserves which accounted for 69 mmboe or 70% of the total price revision. The remainder was due to lower heavy and medium oil and natural gas prices. This price related revision did not result in any impairment of property, plant and equipment.

Husky’s probable oil and gas reserves decreased by 1,781 million boe in 2008. The negative price revision to probable oil and gas reserves amounted to 1,042 million boe; 1,016 million boe or 98% was related to lower bitumen prices. Probable reserves were also reduced by divestitures of 50% of the Sunrise oil sands project and 50% of the Madura natural gas and natural gas liquids development in Indonesia, which in aggregate were 886 million boe.

Note: Based on year end prices.

Reconciliation of Proved Reserves

(constant prices and costs before royalties)	Canada						International
	Western Canada					East Coast			Total
	Light Crude Oil & NGL	Medium Crude Oil	Heavy Crude Oil	Bitumen	Natural Gas	Light Crude Oil	Light Crude Oil	Natural Gas	Crude Oil & NGL	Natural Gas	Equivalent Units
	(mmbbls)	(mmbbls)	(mmbbls)	(mmbbls)	(bcf)	(mmbbls)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmboe)
Proved reserves at December 31, 2007	159	88	205	70	2,191	116	11	—	649	2,191	1,014
Revision of previous estimate	(12)	3	(13)	(69)	(42)	15	—	—	(76)	(42)	(84)
Purchase of reserves in place	2	1	6	—	96	—	—	—	9	96	25
Sale of reserves in place	(1)	—	—	—	(19)	—	—	—	(1)	(19)	(4)
Discoveries, extensions and improved recovery	9	3	27	—	182	5	—	—	44	182	75
Production	(9)	(10)	(38)	(1)	(218)	(32)	(4)	—	(94)	(218)	(130)

Proved reserves at December 31, 2008	148	85	187	—	2,190	104	7	—	531	2,190	896

Proved and probable reserves At December 31, 2008	195	99	255	96	2,648	168	21	258	834	2,906	1,319

At December 31, 2007	213	105	282	1,835	2,664	216	37	516	2,688	3,180	3,218

On December 29, 2008, the SEC announced that it had approved revisions to modernize its oil and gas reporting requirements to help investors evaluate their investments in oil and gas companies. The new rules will be effective for fiscal years ending on or after December 31, 2009. These rules provide for disclosure of oil and gas reserves evaluated using annual average prices based on the prices in effect on the first day of each month. Applying this method during 2008, the price of WTI averaged U.S. $101.87, Lloydminster heavy crude oil averaged $60.90/bbl and the price of bitumen averaged $54.51/bbl.

Had the new SEC rules in respect of pricing been in effect at December 31, 2008, Husky’s oil and gas reserves based on annual average prices would have been reported as follows:

Proved Reserves in accordance with pending SEC pricing rules

(constant prices and costs before royalties)	Canada						International
	Western Canada					East Coast			Total
	Light Crude Oil & NGL	Medium Crude Oil	Heavy Crude Oil	Bitumen	Natural Gas	Light Crude Oil	Light Crude Oil	Natural Gas	Crude Oil & NGL	Natural Gas	Equivalent Units
	(mmbbls)	(mmbbls)	(mmbbls)	(mmbbls)	(bcf)	(mmbbls)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmboe)
Proved reserves at December 31, 2008 as reported	148	85	187	—	2,190	104	7	—	531	2,190	896
Price revision	6	4	13	69	32	—	—	—	92	32	98

Proved reserves at December 31, 2008 restated	154	89	200	69	2,222	104	7	—	623	2,222	994

Proved and probable reserves At December 31, 2008 restated	203	103	270	1,182	2,704	186	21	258	1,965	2,962	2,459

Reconciliation of Proved Developed Reserves

(constant prices and costs before royalties)	Canada						International	Total
	Western Canada					East Coast
	Light Crude Oil & NGL	Medium Crude Oil	Heavy Crude Oil	Bitumen	Natural Gas	Light Crude Oil	Light Crude Oil	Crude Oil & NGL	Natural Gas	Equivalent Units
	(mmbbls)	(mmbbls)	(mmbbls)	(mmbbls)	(bcf)	(mmbbls)	(mmbbls)	(mmbbls)	(bcf)	(mmboe)
Proved developed reserves at December 31, 2007	136	80	124	47	1,780	94	11	492	1,780	788
Revision of previous estimate	(3)	6	20	(46)	78	16	—	(7)	78	5
Purchase of reserves in place	1	1	4	—	19	—	—	6	19	9
Sale of reserves in place	(1)	—	—	—	(16)	—	—	(1)	(16)	(3)
Discoveries, extensions and improved recovery	4	2	8	—	117	5	—	19	117	39
Production	(9)	(10)	(38)	(1)	(218)	(32)	(4)	(94)	(218)	(130)

Proved developed reserves at December 31, 2008	128	79	118	—	1,760	83	7	415	1,760	708

Had the new SEC rules been in effect at December 31, 2008, Husky’s proved developed oil and gas reserves based on annual average prices would have been reported as follows:

Proved Developed Reserves in accordance with pending SEC rules

(constant prices and costs before royalties)	Canada						International
	Western Canada					East Coast		Total
	Light Crude Oil & NGL	Medium Crude Oil	Heavy Crude Oil	Bitumen	Natural Gas	Light Crude Oil	Light Crude Oil	Crude Oil & NGL	Natural Gas	Equivalent Units
	(mmbbls)	(mmbbls)	(mmbbls)	(mmbbls)	(bcf)	(mmbbls)	(mmbbls)	(mmbbls)	(bcf)	(mmboe)
Proved developed reserves at December 31, 2008 as reported	128	79	118	—	1,760	83	7	415	1,760	708
Price revision	4	3	3	46	24	—	—	56	24	61

Proved developed reserves at December 31, 2008 restated	132	82	121	46	1,784	83	7	471	1,784	769

7.4 Midstream

2008 Earnings $469 Million, down $66 Million from 2007

Upgrading Earnings Summary

($ millions, except where indicated)		2008	2007	2006
Gross margin		$633	$614	$624
Operating and administration expenses		256	221	224
Other recoveries		(4)	(4)	(6)
Depreciation and amortization		31	25	24
Income taxes		105	90	97

Net earnings		$245	$282	$285

Upgrader throughput (1)	(mbbls/day)	68.1	61.4	71.0
Synthetic crude oil sales	(mbbls/day)	58.7	53.1	62.5
Upgrading differential	($/bbl)	$28.77	$30.73	$26.16
Unit margin	($/bbl)	$29.48	$31.67	$27.35
Unit operating cost (2)	($/bbl)	$10.30	$9.83	$8.65

(1)	Throughput includes diluent returned to the field.

(2)	Based on throughput.

In 2008, upgrading earnings were 13% lower than 2007. Upgrader throughput was 11% higher compared with the same period in 2007. In May and June 2007, throughput was lower due to a 49-day scheduled turnaround and installation of new coke drums. In March and April 2008, the upgrader was shut down for 34 days for a scheduled turnaround and throughput was also impacted by a temporary shutdown to replace the hydrogen plant catalyst. However, the higher throughput in 2008 was offset by declining differentials compared with 2007.

Unlike heavy crude oil, synthetic crude oil is a higher value feedstock for many refineries in Canada and the United States. During 2008, the price of Husky’s synthetic crude oil averaged $108.73/bbl (2007, $79.11/bbl) compared with the average cost of blended heavy crude oil from the Lloydminster area of $79.96/bbl (2007, $48.38/bbl). This resulted in an average synthetic/heavy crude differential of $28.77/bbl (2007, $30.73/bbl) and a gross unit margin of $29.48/bbl (2007, $31.67/bbl). Gross unit margin includes secondary products. The cost of upgrading averaged $10.30/bbl compared with $9.83/bbl in 2007, which results in a net margin for upgrading Lloydminster heavy crude of $19.18/bbl, down 12% compared with $21.84/bbl in 2007.

Operating costs have increased in 2008 due to higher steam, gas, and electricity volumes and prices, offset by lower contract labor. Depreciation is recorded at the upgrader on a unit of production basis which is the primary driver behind the increase in 2008 compared with 2007.

Earnings in 2007 include a recovery of income taxes of $26 million reflecting changes in the statutory tax rate announced in 2007.

Infrastructure and Marketing Earnings Summary

($ millions, except where indicated)		2008	2007	2006
Gross margin
Pipeline		$120	$115	$104
Other infrastructure and marketing		249	278	208

		369	393	312
Operating and administration expenses		17	14	11
Depreciation and amortization		31	28	24
Income taxes		97	98	80

Net earnings		$224	$253	$197

Commodity volumes managed	(mboe/day)	1,103	1,042	994

Aggregate pipeline throughput	(mbbls/day)	507	501	475

Infrastructure and marketing earnings in 2008 decreased by $29 million compared with 2007. In 2007, higher earnings from oil and gas commodity marketing were realized as crude oil premiums, gas storage profits and NGL extraction margins rose to unprecedented levels. In the latter half of 2008, rapidly declining commodity prices resulted in lower marketing earnings. Pipeline earnings in 2008 increased over 2007 supported by higher throughput volume. Earnings in 2007 include a recovery of income taxes of $13 million reflecting changes in the statutory tax rate announced in 2007.

Midstream Capital Expenditures

Midstream capital expenditures totalled $193 million in 2008. At the Lloydminster upgrader, Husky spent $99 million, primarily for contingent consideration and facility reliability projects. The remaining $94 million was spent on the pipeline extension between Lloydminster and Hardisty, Alberta, tankage upgrades at Hardisty and capital enhancements of the cogeneration plants.

7.5 Downstream

2008 Loss $295 Million, down $592 Million from 2007

In 2008, the downstream segment earnings include twelve months from the Lima, Ohio Refinery, which was acquired on July 1, 2007 and nine months from the BP-Husky Toledo, Ohio Refinery, 50% of which was acquired on March 31, 2008.

Canadian Refined Products

Canadian Refined Products Earnings Summary

($ millions, except where indicated)		2008	2007	2006
Gross margin
Fuel sales		$96	$156	$137
Ethanol sales		26	32	1
Ancillary sales		42	42	36
Asphalt sales		130	160	94

		294	390	268
Operating and administration expenses		67	82	74
Depreciation and amortization		81	66	48
Income taxes		40	50	40
Net earnings
		$106	$192	$106

Number of fuel outlets		492	505	505
Refined products sales volume
Light oil products	(million litres/day)	7.9	8.7	8.7
Light oil products per outlet	(thousand litres/day)	13.0	13.2	12.9
Asphalt products	(mbbls/day)	24.0	21.8	23.4
Refinery throughput
Prince George refinery	(mbbls/day)	10.1	10.5	9.0
Lloydminster refinery	(mbbls/day)	26.1	25.3	27.1
Ethanol production	(thousand litres/day)	627.2	324.6	59.7

Fuel sales margins in 2008 decreased due to lower average retail margins and lower sales volumes due to weak demand. Volumes sold were also impacted by shortages from third party suppliers due to refinery outages. Margins on asphalt products were lower than those of the previous year due to rising crude oil feedstock costs for the first nine months of 2008 partially offset by declining costs in the fourth quarter. Ethanol production increased 93% over 2007 due to the startup of the new Minnedosa Ethanol Plant, which commenced operations at the end of 2007; however earnings from total ethanol sales for both plants were lower than 2007 due to much lower sales values, higher feedstock costs, and natural gas costs.

Earnings in 2007 include a recovery of income taxes of $26 million reflecting changes in the statutory tax rate announced in 2007.

U.S. Refining and Marketing

U.S. Refining and Marketing Earnings Summary

($ millions, except where indicated)		2008	2007
Gross refining margin		$(58)	$310
Processing costs		414	93
Operating and administration expenses		3	1
Interest — net		3	1
Depreciation and amortization		154	47
Income taxes		(231)	63

Net earnings (loss)		$(401)	$105

Selected operating data:
Lima Refinery throughput	(mbbls/day)	136.6	143.8	(2)
Toledo Refinery throughput	(mbbls/day)	60.6 (1)	—
Refining margin	($/bbl crude throughput)	(0.88)	12.42
Refinery inventory (feedstocks and refined products)	(mmbbls)	11.9	7.4

(1)	The BP-Husky Toledo Refinery operating results are included from March 31, 2008, the date the acquisition was completed. Throughput represents Husky’s share of nine months of operations.

(2)	The Lima Refinery operating results are included from July 1, 2007, the date the acquisition was completed. Throughput represents six months of operations.

The U.S. Refining and Marketing segment commenced operations on July 1, 2007 with the acquisition of the Lima, Ohio Refinery, as a first step in pursuing integration and enhancing the value of heavy oil and bitumen production.

On March 31, 2008, Husky completed a transaction that resulted in the formation of two joint venture entities forming an integrated oil sands business and a refining joint venture. Husky holds a 50% interest in the BP-Husky Toledo Refinery.

Results in 2008 were significantly impacted by the drop in demand for motor fuels that began in mid-2007 and continued through 2008, in line with deteriorating U.S. and global economic conditions. Lower consumption combined with higher product stocks resulted in narrow refining crack spreads compared with 2007. Margins on distillates, which were in high demand globally, were stronger than gasoline margins and Husky continued to optimize refinery throughput toward distillate production to maximize margins. Low gasoline margins resulted in lower crude throughputs at Lima. Crude supply disruptions associated with hurricanes Gustav, Hanna and Ike widened spreads for a period but impacted crude oil feedstock availability. Toledo was also limited in its ability to capitalize on wider sweet/sour differentials as production was impacted by planned process unit outages to complete priority maintenance and turnaround activities.

Pricing for refinery output at the Lima and Toledo refineries is impacted by the New York Harbor 3:2:1 refining crack spread and the Chicago refining crack spread. Refining crack spreads at Chicago averaged U.S. $11.17/bbl in 2008 compared with U.S. $17.68 in 2007 and the New York Harbor 3:2:1 refining crack spread averaged U.S. $9.96/bbl in 2008 compared with U.S. $14.15 in 2007. Chicago 3:2:1 crack spreads reached a low of negative U.S. $1.83/bbl during 2008 and the New York Harbor 3:2:1 refining crack spread was as low as U.S. $2.00/bbl. Husky’s refining margin was U.S. $0.46/bbl in 2008 with a Canadian dollar equivalent of negative $0.88. The impact of the weakening Canadian dollar in the fourth quarter and its impact on the translation of losses incurred in the quarter results in an overall negative margin on translation for the year. This is a result of earnings from the first nine months of 2008 translated at an average rate of U.S. $0.982 per Canadian dollar compared with larger losses in the fourth quarter translated at an average rate of $0.824 U.S. per Canadian dollar.

The market refining crack spread is based on crude feedstock accounted for on a last in first out basis (“LIFO”). However, Husky’s financial statements are based on first in first out (“FIFO”) inventory accounting which is in accordance with Canadian GAAP. In a stable commodity price environment, FIFO and LIFO accounting should not result in significant differences between market benchmarks and individual refinery results. In a rapidly declining commodity price environment as existed in the fourth quarter of 2008, the result is that the cost of crude feedstock consumed is higher on a FIFO basis than on a LIFO basis as it was acquired in a significantly higher commodity price environment as a result of the time lag between crude feedstock purchase and processing through the refinery.

In addition, the Chicago and the New York Harbor 3:2:1 refining crack spread are based on a product mix that includes only gasoline and distillate. The output of the Lima and Toledo refineries is approximately 12% other refined products which typically sell for lower prices than gasoline or distillate.

Processing costs for 2008 were impacted by turnaround activity and higher energy costs at Toledo and higher energy and maintenance costs at Lima.

Downstream Capital Expenditures

Downstream capital expenditures totalled $288 million during 2008.

In Canada, capital expenditures totalled $155 million, $101 million for retail network remodeling, automation and facility upgrades, $28 million for upgrades and environmental protection at the Prince George and Lloydminster refineries, $19 million for upgrades at the Minnedosa and Lloydminster ethanol plants and $7 million for asphalt distribution and processing upgrades.

In the United States, capital expenditures totalled $133 million, $80 million at the Lima Refinery for the front end engineering design for an isocracker debottleneck project and for various environmental protection and facility upgrades. At the BP-Husky Toledo Refinery, capital expenditures totalled $53 million primarily for facility upgrades and environmental protection.

7.6 Corporate

2008 Income $203 Million, up $417 Million from 2007

Corporate Earnings Summary

($ millions) income (expense)	2008	2007	2006
Intersegment eliminations — net	$61	$(51)	$20
Administration expenses	(47)	(63)	(61)
Stock based compensation	33	(88)	(138)
Depreciation and amortization	(30)	(25)	(27)
Interest — net	(144)	(129)	(92)
Foreign exchange	335	51	24
Income taxes	(5)	91	117

Net earnings (loss)	$203	$(214)	$(157)

In 2008, intersegment eliminations were $112 million lower than in 2007 as inventory values decreased with commodity prices. Foreign exchange gains in 2008 were higher than in 2007 primarily resulting from an increase in the Canadian dollar equivalent of the U.S. dollar denominated contribution receivable that Husky recorded on the formation of the Sunrise partnership (refer to Section 5.1 of this MD&A and Note 10 to the Consolidated Financial Statements for the year ended December 31, 2008). In addition, net foreign exchange gains were recorded on working capital, offset by foreign exchange losses on U.S. dollar denominated debt. A recovery of stock-based compensation was recorded in 2008 compared to an expense in 2007 due to the decline in Husky’s share price during the year. Interest expense increased due to a higher average borrowing balance in 2008 and no interest capitalized in 2008 compared with 2007.

Foreign Exchange Summary

($ millions)	2008		2007		2006
(Gain) loss on translation of U.S. dollar denominated long-term debt
Realized		$(5)		$—		$(42)
Unrealized		222		(197)		35

		217		(197)		(7)

Cross currency swaps
Realized		—		—		47
Unrealized		(83)		62		(43)

		(83)		62		4

Contribution receivable		(228)		—		—
Other (gains) losses		(241)		84		(21)

		$(335)		$(51)		$(24)

U.S./Canadian dollar exchange rates:
At beginning of year	U.S. $	1.012	U.S. $	0.858	U.S. $	0.858
At end of year	U.S. $	0.817	U.S. $	1.012	U.S. $	0.858

Foreign Exchange Risk

Husky’s results are affected by the exchange rate between the Canadian and U.S. dollar. The majority of the Company’s revenues are received in U.S. dollars or from the sale of oil and gas commodities that receive prices determined by reference to U.S. benchmark prices. The majority of Husky’s expenditures are in Canadian dollars. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease the revenues received from the sale of oil and gas commodities. Correspondingly, a decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of oil and gas commodities.

In addition, a change in the value of the Canadian dollar against the U.S. dollar will result in an increase or decrease in Husky’s U.S. dollar denominated debt, as expressed in Canadian dollars, as well as in the related interest expense. At December 31, 2008, 100% or $2.0 billion of the Company’s long-term debt was denominated in U.S. dollars (93% or $2.6 billion at December 31, 2007). The U.S./Cdn exchange rate at the end of 2008 was U.S. $0.817 (2007 U.S. $1.012). The percentage of Husky’s long-term debt exposed to the U.S./Cdn exchange rate decreases to 78% when the cross currency swaps are included. Additionally, U.S. $687 million (2007 — $1.5 billion) of the Company’s U.S. dollar denominated debt has been designated as a hedge of a net investment and the unrealized foreign exchange gain is recorded in Other Comprehensive Income, further reducing the long-term debt exposed to the U.S./Cdn exchange rate to 35% (2007 — 27%).

The contribution receivable representing BP’s obligation to fund capital expenditures of the Sunrise partnership is denominated in U.S. dollars and gains and losses from changes in the value of the Canadian dollar versus the U.S. dollar are recorded in foreign exchange gains and losses in the current year. At December 31, 2008 the balance of this receivable was U.S. $1.2 billion including accrued interest. Husky has an obligation to fund capital expenditures of the BP-Husky Toledo Refinery and this contribution payable is denominated in U.S. dollars. Gains and losses from the translation of this obligation are recorded in Other Comprehensive Income as this item relates to a self sustaining foreign operation. At December 31, 2008 the balance of this obligation was U.S. $1.4 billion including accrued interest. Refer to Section 8.6, “Financial Risk and Risk Management.”

Consolidated Income Taxes

Consolidated income taxes increased in 2008 to $1.4 billion from $913 million in 2007, an effective tax rate of 27% for 2008 and 22% for 2007.

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

The following table shows the effect of non-recurring tax benefits for the periods noted:

($ millions)	2008	2007	2006
Income taxes before tax amendments	$1,396	$1,308	$1,108
Canadian federal and provincial tax amendments	—	395	328

Income taxes as reported	$1,396	$913	$780

Taxable income from Canadian operations is primarily generated through partnerships, with the related income taxes payable in a future period. Accrued liabilities include $615 million of cash tax payable in 2009. In addition, during 2009 cash tax instalments of $900 million are payable in respect of the 2008 reported earnings but which are not taxable until 2009.

Corporate Capital Expenditures

Corporate capital expenditures of $47 million in 2008 were primarily for computer hardware, software, office furniture and renovations and equipment and system upgrades. In 2007, corporate capital expenditures were $44 million.

7.7 Fourth Quarter

Consolidated net earnings during the fourth quarter of 2008, were $232 million, a decrease of $842 million or 78% compared with the fourth quarter of 2007. During the fourth quarter of 2007, Husky recorded a tax benefit of $365 million that resulted from the substantive enactment of Bill C-28 on December 13, 2007. Aside from the non-recurring tax benefit, net earnings decreased by $477 million or 67% in the fourth quarter of 2008 compared with the same period in 2007.

Pre-tax earnings from the upstream sector were $446 million in the fourth quarter of 2008, a decrease of $368 million. Weaker upstream earnings in the fourth quarter of 2008 were due largely to lower crude oil prices realized of $49.02/bbl (average of all products) compared with $63.34/bbl in the fourth quarter of 2007. Production for the fourth quarter of 2008 was 358,400 bbls/day compared with 367,500 bbls/day in the fourth quarter of 2007 primarily due to lower natural gas production in Western Canada. Natural gas prices in the fourth quarter of 2008 averaged $6.84/mcf compared with $5.72 during the same period in 2007.

Lower pre-tax earnings from upgrading operations were due to lower average upgrading differentials which resulted from declining synthetic crude oil prices combined with narrowing heavy to light oil differentials. Pre-tax earnings from infrastructure and marketing were also the result of declining commodity prices throughout the fourth quarter of 2008 which result in lower broker margins.

Canadian refined products pre-tax earnings declined due to weak retail gasoline margins and demand for product, partially offset by higher margins for asphalt. Fourth quarter 2008 ethanol production increased 90% due to the start-up of the Minnedosa ethanol plant, which commenced operations at the end of 2007, however margins declined due to increasing input costs and declining demand. The U.S. Refining and Marketing results include the Lima, Ohio Refinery which was acquired on July 1, 2007 and 50% of the BP-Husky Toledo, Ohio Refinery which was acquired on March 31, 2008. Pre-tax earnings were lower in the fourth quarter of 2008 due to dramatically declining crack spreads and inventory write downs of $599 million pre-tax ($382 million after tax) which resulted in losses at both refineries.

7.8 Results of Operations for 2007 Compared with 2006

Net earnings in 2007 were $3,214 million compared with $2,726 million in 2006. The increase of $488 million was attributable to the following:

Upstream — increase of $301 million due to higher crude oil prices and higher light crude oil production partially offset by lower natural gas sales volume and prices, higher operating costs and DD&A.

Midstream — increase of $53 million due to wider upgrading differentials, higher oil and gas commodity marketing earnings and higher pipeline throughput volume partially offset by lower sales volume of synthetic crude oil due to a 49-day plant turnaround.

Downstream — increase of $191 million due to the acquisition of the Lima, Ohio, Refinery, for which results have been included from July 1, 2007, and increased Canadian downstream earnings from higher retail light oil product and asphalt product margins.

Corporate — expense increased by $57 million due to higher intersegment profit eliminations, higher interest expense and higher staffing costs offset by lower stock-based compensation expense and higher foreign exchange gains.

8. Liquidity and Capital Resources

8.1 Summary of Cash Flow

In 2008, cash flow from operating activities financed the Company’s capital expenditure requirements, dividend payments, and repayment of debt. Husky maintained its strong financial position at December 31, 2008 with debt of $1,957 million offset by cash on hand of $913 million for $1,044 million of net debt at December 31, 2008. Husky has no long term debt maturing until 2012. In addition, at December 31, 2008 Husky had $1.5 billion in unused committed credit facilities, with an additional $104 million in unused short-term uncommitted credit facilities.

		2008	2007	2006
Cash flow	- operating activities ($ millions)	$6,802	$4,657	$5,009
	- financing activities ($ millions)	$(2,559)	$433	$(1,626)
	- investing activities ($ millions)	$(3,538)	$(5,324)	$(3,109)
Debt to capital employed (percent)		12.0	19.5	14.3
Debt to cash flow from operations (times)		0.3	0.5	0.4
Corporate reinvestment ratio (percent) (1)		66	86	70

(1)	Reinvestment ratio is based on net capital expenditures including corporate acquisitions.

Cash Flow from Operating Activities

In 2008, cash generated from operating activities was $6.8 billion compared with $4.7 billion in 2007. Cash flow from operations was higher in 2008 mainly due to higher crude oil and natural gas prices, which were partially offset by losses in the U.S. downstream business.

Cash Flow from (used for) Financing Activities

In 2008, cash used in financing activities was $2.6 billion. The cash used was mainly due to repayment of long-term debt of $1.3 billion and payment of dividends of $1.5 billion. This was partially offset by an increase in the Company’s investment in working capital of $146 million. In 2007, cash provided by financing activities of $433 million was mainly due to the issuance of long-term debt to acquire the Lima Refinery. The debt issuances and repayments presented in the Consolidated Statements of Cash Flows include multiple drawings and repayments under revolving debt facilities.

Cash Flow used for Investing Activities

Cash used in investing activities amounted to $3.5 billion in 2008, a decrease of $1.8 billion over 2007. Cash invested in both years was used primarily for capital expenditures, with $2.6 billion in 2007 for the acquisition of the Lima Refinery.

8.2 Working Capital Components

Working capital is the amount by which current assets exceed current liabilities. At December 31, 2008, Husky’s working capital was $426 million compared with a working capital deficiency of $51 million at December 31, 2007.

($ millions)	2008	2007	Change
Current assets
Cash and cash equivalents	$913	$208	$705	Strong earnings and cash flow
Accounts receivable	1,344	1,622	(278)	Lower crude oil prices
Inventories	1,032	1,190	(158)	Lower Lima inventory offset by inclusion of Toledo inventory
Prepaid expenses	33	28	5

	3,322	3,048	274
Current liabilities
Accounts payable	1,608	1,460	(148)	Higher capital accruals
Accrued interest payable	22	20	(2)
Income taxes payable	419	36	(383)	Higher taxable income
Other accrued liabilities	847	842	(5)
Long-term debt due within one year	—	741	741	Repayment of bridge financing

	2,896	3,099	203

Working capital (deficiency)	$426	$(51)	$477

Sources and Uses of Cash

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and develop reserves, to acquire strategic oil and gas assets, repay maturing debt and pay dividends. Husky’s upstream capital programs are funded principally by cash provided from operating activities and committed credit facilities. During times of low oil and gas prices, part of a capital program can generally be deferred. However, due to the long cycle times and the importance to future cash flow in maintaining production, it may be necessary to utilize alternative sources of capital to continue the Company’s strategic long term investment plan during periods of low commodity prices. As a result, Husky frequently evaluates its options with respect to sources of long and short-term capital resources. In addition, from time to time the Company engages in hedging a portion of production to protect cash flow in the event of commodity price declines. Corporate acquisitions, such as the Lima Refinery are financed by issuing investment grade long-term debt.

At December 31, 2008, outstanding long-term debt totalled $2.0 billion, including amounts due within one year, compared with $2.8 billion at December 31, 2007. The Company does not have any debt maturing before 2012.

Cash and cash equivalents at December 31, 2008 totalled $913 million compared with $208 million at the beginning of the year.

At December 31, 2008, Husky had unused committed long and short-term borrowing credit facilities totalling $1.5 billion. In addition, a further $270 million of uncommitted short term borrowing facilities were available of which a total of $166 million were used in support of outstanding letters of credit.

The Sunrise Oil Sands Partnership has an unsecured demand credit facility available of $10 million for general purposes. Husky’s proportionate share is $5 million.

In 2008, Husky initiated a cash tender offer to purchase any and all of the U.S. $225 million 8.90% capital securities outstanding. At the time of expiration of the tender offer, U.S. $214 million or 95% of the capital securities had been tendered. The remaining capital securities were redeemed in 2008.

In 2008, Husky redeemed the 6.95% medium-term notes — Series E due July 14, 2009. The principal amount was $200 million and the redemption price, including accrued interest, totalled $208 million.

During 2008, Husky repurchased U.S. $63 million of the outstanding U.S. $450 million 6.80% notes due September 2037.

Dividends were declared that aggregated $1.70 per share totalling $1.4 billion in 2008. The Board of Directors of Husky has established a dividend policy that pays quarterly dividends of $0.30 ($1.20 annually) per common share. The declaration of dividends will be at the discretion of the Board of Directors, which will consider earnings, capital requirements, the Company’s financial condition and other relevant factors.

Capital Structure

($ millions)	December 31, 2008
	Outstanding	Available
Total short-term and long-term debt	$1,957	$1,604
Common shares, retained earnings and accumulated other comprehensive income	$14,388

Credit Ratings

Husky’s senior debt and capital securities have been rated investment grade by several rating agencies. These ratings are disclosed and explained in detail in Husky’s Annual Information Form.

8.3 Cash Requirements

Contractual Obligations and Other Commercial Commitments

In the normal course of business, Husky is obligated to make future payments. These obligations represent contracts and other commitments that are known and non-cancellable.

Contractual Obligations

Payments due by period ($ millions)	Total	2009	2010- 2011	2012- 2013	Thereafter
Long-term debt and interest on fixed rate debt	$3,554	$127	$254	$695	$2,478
Operating leases	466	115	187	136	28
Firm transportation agreements	637	144	142	102	249
Unconditional purchase obligations (1)	4,402	2,775	1,352	113	162
Lease rentals and exploration work agreements	1,020	178	309	219	314
Asset retirement obligations (2)	5,232	29	58	52	5,093

	$15,311	$3,368	$2,302	$1,317	$8,324

(1)	Includes purchase of refined petroleum products, processing services, distribution services, insurance premiums, drilling rig services and natural gas purchases.

(2)	Asset retirement obligations- amounts represent the undiscounted future payments for the estimated cost of abandonment, removal and remediation associated with retiring the Company’s assets.

Based on Husky’s 2009 commodity price forecast, the Company believes that its non-cancellable contractual obligations and other commercial commitments and 2009 capital program will be funded by cash flow from operating activities and, to the extent required, by available committed credit facilities and the issuance of long-term debt. In the event of significantly lower cash flow, Husky would be able to defer certain projected capital expenditures without penalty.

Estimated Obligations Not Included in the Table

Husky provides a defined contribution plan and a post-retirement health and dental plan for all qualified employees in Canada. The Company also provides a defined benefit pension plan for approximately 140 active employees and 458 retirees and their beneficiaries in Canada. This plan was closed to new entrants in 1991 after the majority of employees transferred to the defined contribution pension plan. Husky provides a defined benefit pension plan for approximately 385 active employees in the United States. This pension plan was established effective July 1, 2007 in conjunction with the acquisition of the Lima Refinery. Husky also assumed a post-retirement welfare plan covering the employees at the Lima Refinery. See Note 20 to the Consolidated Financial Statements.

Husky has an obligation to fund a contribution payable of U.S. $1.4 billion to the BP-Husky Toledo Refinery LLC (refer to Note 10 to the Consolidated Financial Statements) which is payable between December 31, 2008 and December 31, 2015 with the final balance due and payable by December 31, 2015. The timing of payments during this period will be determined by the capital expenditures made at the refinery during this same period.

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

The Company has a number of contingent environmental liabilities, which individually have been estimated to be immaterial and have not been reflected in the Company’s financial statements beyond the associated asset retirement obligations. These contingent environmental liabilities are primarily related to the migration of contamination at fuel outlets and certain legacy sites where Husky had previously conducted operations. The contingent environmental liabilities involved have been considered in aggregate and based on reasonable estimates the Company does not believe they will result, in aggregate, in a material adverse effect on its financial position, results of operations or liquidity.

8.4 Off-Balance Sheet Arrangements

Accounts Receivable Securitization Program

In the ordinary course of business, Husky engages in the securitization of accounts receivable. The securitization program permits the sale of a maximum of $350 million of accounts receivable on a revolving basis. At December 31, 2008, there were no accounts receivable sold under the program. The securitization agreement expires on March 31, 2009. The accounts receivable are sold to an unrelated third party and in accordance with the agreement the Company must provide a loss reserve to replace defaulted receivables.

The securitization program provides Husky with cost-effective short-term funding for general corporate use. These are accounted for as asset sales. In the event the program is terminated Husky’s liquidity would not be substantially reduced.

Standby Letters of Credit

In addition, from time to time, Husky issues letters of credit in connection with transactions in which the counterparty requires such security.

Derivative Instruments

Husky utilizes derivative financial instruments in order to manage unacceptable risk. The derivative financial instruments currently outstanding are listed and discussed in Section 8.6, “Financial Risk and Risk Management.”

8.5 Transactions with Related Parties and Major Customers

TransAlta Power, L.P. is an indirect subsidiary of Cheung Kong Infrastructure Holdings Ltd., which is majority owned by Hutchison Whampoa Limited, which owns 100% of U.F. Investments (Barbados) Ltd., a 34.58% shareholder in Husky. TransAlta Power, L.P. is a 49.99% owner of TransAlta Cogeneration, L.P., the Company’s partner in the Meridian cogeneration plant in Lloydminster, Saskatchewan. Husky sells natural gas to the Meridian cogeneration plant and other cogeneration plants owned by TransAlta Power, L.P. The Company received the market price or negotiated medium-term contracts based on market-related terms for these commodities. During 2008, Husky sold $125 million of natural gas to TransAlta Power, L.P.

Husky did not have any customers that constituted more than 10% of total sales and operating revenues during 2008.

8.6 Financial Risk and Risk Management

Husky is exposed to market risks related to the volatility of commodity prices, foreign exchange rates, interest rates, credit risk and changes in fiscal, monetary and other financial policies related to royalties, taxes and others. Refer to Section 6, “The 2008 Business Environment.” From time to time, the Company will use derivative instruments to manage its exposure to these risks.

The global financial and economic crisis which developed in 2008 has increased the risk associated with timely access to debt capital and banking markets and the current market instability may have an impact on Husky’s ability to borrow in the capital markets at acceptable rates.

Commodity Price Risk Management

Husky uses derivative commodity instruments from time to time to manage exposure to price volatility on a portion of its oil and gas production and firm commitments for the purchase or sale of crude oil and natural gas.

Foreign Currency Risk Management

At December 31, 2008, Husky had the following cross currency debt swaps in place:

•	U.S. $150 million at 6.25% swapped at $1.41 to $211 million at 7.41% until June 15, 2012.

•	U.S. $75 million at 6.25% swapped at $1.19 to $89 million at 5.65% until June 15, 2012.

•	U.S. $50 million at 6.25% swapped at $1.17 to $59 million at 5.67% until June 15, 2012.

•	U.S. $75 million at 6.25% swapped at $1.17 to $88 million at 5.61% until June 15, 2012.

At December 31, 2008, Husky had the following freestanding derivatives in place where it had entered into forward purchases of U.S. dollars (refer to Note 22 to the Consolidated Financial Statements):

•	U.S. $98 million bought at $0.9860 for $97 million from January 2008 to June 2011.

•	U.S. $98 million bought at $0.9777 for $96 million from January 2008 to June 2011.

At December 31, 2008, the cost of a U.S. dollar in Canadian currency was $1.22.

A change in the value of the Canadian dollar against the U.S. dollar will result in an increase or decrease in Husky’s U.S. dollar denominated debt, as expressed in Canadian dollars, as well as in the related interest expense. At December 31, 2008, 100% or $2.0 billion of Husky’s long-term debt was denominated in U.S. dollars. The percentage of the Company’s long-term debt exposed to the U.S./Canadian exchange rate decreases to 78% when cross currency swaps are considered.

Effective July 1, 2007, Husky’s U.S. $1.5 billion of debt financing related to the Lima acquisition was designated as a hedge of the net investment in the U.S. refining operations, which are considered self-sustaining. During the second quarter of 2008, the Company repaid bridge financing of U.S. $750 million. In the third quarter of 2008, Husky repurchased U.S. $43 million of bonds that were classified as a net investment hedge. In October, an additional U.S. $20 million were repurchased. As a result, the net investment hedge is limited to the remaining U.S. $687 million. As at December 31, 2008, foreign exchange losses arising from the translation of the debt were $165 million, net of tax of $27 million, which was recorded in “Other Comprehensive Income.”

Interest Rate Risk Management

In 2008, interest rate risk management activities resulted in a decrease to interest expense of less than $1 million.

Husky has interest rate swaps on $200 million of long-term debt effective February 8, 2002 whereby 6.95% was swapped for CDOR + 175 bps until July 14, 2009. During 2008, these swaps resulted in an offset to interest expense amounting to $1 million. The interest rate swaps were discontinued as a fair value hedge on August 29, 2008 given the $200 million medium-term notes were redeemed. For the remainder of 2008, the fair value changes were included in other expenses.

The amortization of previous interest rate swap terminations resulted in an additional $5 million offset to interest expense in 2008.

Cross currency swaps resulted in an addition to interest expense of $6 million in 2008.

Credit and Contract Risk

Husky actively manages its exposure to credit and contract execution risk from both a customer and a supplier perspective.

8.7 Outstanding Share Data

Authorized:

•	unlimited number of common shares

•	unlimited number of preferred shares

Issued and outstanding: February 12, 2009

• common shares	849,361,278
• preferred shares	none
• stock options	30,557,694
• stock options exercisable	7,179,605

At February 12, 2009, 50.4 million common shares were reserved for issuance under the stock option plan. Options awarded under the stock option plan have a maximum term of five years and vest evenly over the first three years.

9. Application of Critical Accounting Estimates

Husky’s Consolidated Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). Significant accounting policies are disclosed in Note 3 to the Consolidated Financial Statements. Certain of the Company’s accounting policies require subjective judgment about uncertain circumstances. The following discussion highlights the nature and potential effect of these estimates. The emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates.

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

Fair Value of Derivative Instruments

Periodically Husky utilizes financial derivatives to manage market risk. Effective January 1, 2007, Husky adopted CICA section 3855, “Financial Instruments — Recognition and Measurement,” section 3865, “Hedges,” section 1530, “Comprehensive Income” and section 3861, “Financial Instruments — Disclosure and Presentation.” These standards provide the recognition, measurement and disclosure requirements for financial instruments and hedge accounting. Refer to Note 19 in the Consolidated Financial Statements.

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

Asset Retirement Obligation

Husky has significant obligations to remove tangible assets and restore land after operations cease and Husky retires or relinquishes the asset. The Company’s ARO primarily relates to the upstream business. The retirement of upstream assets consists primarily of plugging and abandoning wells, removing and disposing of surface and subsea equipment and facilities and restoration of land to a state required by regulation or contract. Estimating the ARO requires us to estimate costs that are many years in the future. Restoration technologies and costs are constantly changing, as are regulatory, political, environmental, safety and public relations considerations.

Inherent in the calculation of the ARO are numerous assumptions and judgments including the ultimate settlement amounts, future third-party pricing, inflation factors, credit adjusted discount rates, timing of settlement and changes in the legal, regulatory, environmental and political environments. Future revisions to these assumptions result in changes to the ARO.

Employee Future Benefits

The determination of the cost of the post-retirement health and dental care plan and defined benefit pension plan reflects a number of assumptions that affect the expected future benefit payments. These assumptions include, but are not limited to, attrition, mortality, the rate of return on pension plan assets and salary escalations for the defined benefit pension plan and expected health care cost trends for the post-retirement health and dental care plan. The fair value of the plan assets are used for the purposes of calculating the expected return on plan assets.

Legal, Environmental Remediation and Other Contingent Matters

Husky is required to both determine whether a loss is probable based on judgment and interpretation of laws and regulations and determine that the loss can reasonably be estimated. When the loss is determined it is charged to earnings. Husky must continually monitor known and potential contingent matters and make appropriate provisions by charges to earnings when warranted by circumstances.

Income Tax Accounting

The determination of the Company’s income and other tax liabilities requires interpretation of complex laws and regulations often involving multiple jurisdictions. All tax filings are subject to audit and potential reassessment after the lapse of considerable time. Accordingly, the actual income tax liability may differ significantly from that estimated and recorded by management.

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

Goodwill

In combination with purchase accounting, any excess of the purchase price over fair value is recorded as goodwill. Since goodwill results from the culmination of purchase accounting, described above, it too is inherently imprecise. Goodwill must be assessed annually for impairment and necessarily requires the judgmental determination of the fair value of assets and liabilities.

10. New and Pending Accounting Standards

New

Inventories

Effective January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) section 3031, “Inventories,” which replaced CICA section 3030 of the same name. The new guidance provides additional measurement and disclosure requirements and requires the Company to reverse previous impairment write-downs. The transitional provisions of section 3031 provided entities with the option of applying this guidance retrospectively and restating prior periods in accordance with section 1506, “Accounting Changes” or adjusting opening retained earnings and not restating prior periods. The adoption of this standard did not have an impact on the Company’s financial statements.

Financial Instruments—Disclosure and Presentation

Effective January 1, 2008, the Company adopted CICA section 3862, “Financial Instruments—Disclosures” and CICA section 3863, “Financial Instruments—Presentation,” which replaced CICA section 3861, “Financial Instruments—Disclosure and Presentation.” Section 3862 outlines the disclosure requirements for financial instruments and non-financial derivatives. This guidance prescribes an increased importance on risk disclosures associated with recognized and unrecognized financial instruments and how such risks are managed. Specifically, section 3862 requires disclosure of the significance of financial instruments on the Company’s financial position. In addition, the guidance outlines revised requirements for the disclosure of qualitative and quantitative information regarding exposure to risks arising from financial instruments.

The presentation requirements under section 3863 are relatively unchanged from section 3861.

Capital Disclosures

Effective January 1, 2008, the Company adopted CICA section 1535, “Capital Disclosures.” This new guidance requires disclosure about the Company’s objectives, policies and processes for managing capital. These disclosures include a description of what the Company manages as capital, the nature of externally imposed capital requirements, how the requirements are incorporated into the Company’s management of capital, whether the requirements have been complied with, or consequence of non-compliance and an explanation of how the Company is meeting its objectives for managing capital. In addition, quantitative disclosures regarding capital are required.

Pending

Goodwill and Intangible Assets

In February 2008, the CICA issued CICA section 3064, “Goodwill and Intangible Assets,” which will replace CICA section 3062 of the same name. As a result of issuing this guidance, CICA section 3450, “Research and Development Costs,” and Emerging Issues Committee Abstract No. 27, “Revenues and Expenditures during the Pre-Operating Period,” will be withdrawn. This new guidance requires recognizing all goodwill and intangible assets in accordance with CICA section 1000, “Financial Statement Concepts.” Section 3064 will eliminate the current practice of recognizing items as assets that do not meet the section 1000 definition and recognition criteria.

As of January 1, 2009, the Company will retroactively adopt CICA section 3064. This adoption will result in a reduction of retained earnings at January 1, 2007 of $9 million, a reduction of earnings after tax of $3 million and $13 million for the years ended December 31, 2008 and 2007, respectively, and a reduction to assets of $36 million and $31 million as at December 31, 2008 and 2007, respectively.

Business Combinations

In December 2008, the CICA issued section 1582 “Business Combinations,” which will replace CICA section 1581 of the same name. Under this guidance, the purchase price used in a business combination is based on the fair value of shares exchanged at their market price at the date of the exchange. Currently the purchase price used is based on the market price of the shares for a reasonable period before and after the date the acquisition is agreed upon and announced. This new guidance generally requires all acquisition costs to be expensed, which currently are capitalized as part of the purchase price. Contingent liabilities are to be recognized at fair value at the acquisition date and remeasured at fair value through earnings each period until settled. Currently only contingent liabilities that are resolved and payable are included in the cost to acquire the business. In addition, negative goodwill is required to be recognized immediately in earnings, unlike the current requirement to eliminate it by deducting it from non-current assets in the purchase price allocation. Section 1582 will be effective for Husky on January 1, 2011 with prospective application.

International Financial Reporting Standards

In January 2006, the Canadian Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. In February 2008, as part of its strategic plan, the AcSB confirmed that Canadian publicly accountable entities will be required to report under International Financial Reporting Standards (“IFRS”), which will replace Canadian GAAP for years beginning on or after January 1, 2011. An omnibus exposure draft was issued by the AcSB in the second quarter of 2008, which incorporates IFRS into the CICA Handbook and prescribes the transitional provisions for adopting IFRS.

The Company commenced its IFRS transition project in 2008, which includes four key phases:

•

Project awareness and engagement — This phase includes identifying and engaging the appropriate members for the core IFRS transition team, steering committee and other representatives as required. In addition, this phase includes communicating the key project requirements and objectives to the areas of the organization that will be impacted by IFRS conversion, including the Company’s senior executive management team, Board of Directors and Audit Committee.

•

Diagnostic — This phase includes an assessment of the differences between current Canadian GAAP and IFRS, focusing on the areas which will have the most significant impact to Husky. A preliminary conversion roadmap has been prepared as part of this phase.

•

Design, planning and solution development — This phase focuses on determining the specific impacts to the Company based on the application of the IFRS requirements. This includes the design and development of detailed solutions and work plans by each key area to address implementation requirements. In addition, impact analysis will be performed on all areas of the business, including tax and information technology systems. Accounting policies will be finalized, first-time adoption exemptions will be considered, draft financial statements and disclosures will be prepared and a detailed implementation plan and timeline will be developed. This phase also includes the development of a training plan.

•

Implementation — This phase includes implementing the required changes necessary for IFRS compliance. The focus of this phase is the finalization of IFRS conversion impacts, approval and implementation of accounting and tax policies, implementation and testing of new processes, systems and controls, execution of customized training programs and preparation of opening IFRS balances.

Corporate governance over the project has been established and a steering committee and project team have been formed. This committee is comprised of members of senior executive management and is responsible for final approval of project recommendations and deliverables to the Audit Committee and Board. Due to the scope of the IFRS project, the Company ensured that the appropriate stakeholders have been engaged by establishing a project advisory committee, which includes representatives from each area of the organization that will be significantly impacted. Husky has also engaged an external advisor to assist with the IFRS conversion process.

The Company has completed the diagnostic assessment phase by performing comparisons of the differences between Canadian GAAP and IFRS. The Company has determined that the most significant impact of IFRS conversion is to property, plant and equipment. IFRS does not prescribe specific oil and gas accounting guidance other than for costs associated with the exploration and evaluation phase. The Company currently follows full cost accounting as prescribed in Accounting Guideline (“AcG”) 16, “Oil and Gas Accounting – Full Cost.” Conversion to IFRS may have a significant impact on how the Company accounts for costs pertaining to oil and gas activities, in particular those related to the pre-exploration and development phases. In addition, the level at which impairment tests are performed and the impairment testing methodology will differ under IFRS. IFRS conversion will also result in other impacts, some of which may be significant in nature. These impacts continue to be assessed by the Company. At this time, the impact on the Company’s financial position and results of operations is not reasonably determinable or estimable for any of the IFRS conversion impacts identified.

The Company is currently completing the design, planning and solution development phase. Project team members have been working in conjunction with representatives from the various operational areas to evaluate the specific impacts of IFRS conversion to Husky and to develop recommendations and accounting policies. Communication, training and education are a critical aspect of the Company’s IFRS conversion project therefore training and education sessions will continue throughout each phase of the project.

In September 2008, the International Accounting Standards Board (“IASB”) issued an exposure draft which proposes additional exemptions for entities adopting IFRS for the first-time. One of these proposed exemptions relates to companies using the full cost method of accounting. If the exposure draft is finalized, this exemption will allow entities to allocate their oil and gas asset balance as determined under full cost accounting to the IFRS categories of exploration and evaluation assets and development and producing properties. This exemption would relieve entities from significant adjustments resulting from retrospective adoption of IFRS. The Company intends to utilize this exemption if it is approved and finalized as part of IFRS. Husky is also evaluating other first-time adoption exemptions available upon initial transition which give relief from retrospective application of IFRS.

In addition, the Company is monitoring the IASB’s active projects and all changes to IFRS prior to January 1, 2011 will be incorporated as required.

11. Reader Advisories

11.1 Forward-looking Statements

Certain statements in this document are forward-looking statements or information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The Company is hereby providing cautionary statements identifying important factors that could cause the Company’s actual results to differ materially from those projected in these forward-looking statements. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as: “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “intend,” “plan,” “projection,” “could,” “vision,” “goals,” “objective” and “outlook”) are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. In particular, forward-looking statements include: the Company’s general strategic plans, the Company’s response to the current global economic environment, the Company’s integrated oil sands joint development including the Sunrise oil sands project schedule and phased development and Toledo refinery modifications, Husky’s White Rose oil field drilling, development and production plans and East Coast exploration programs, the schedule of Husky’s offshore China drilling programs, the schedule for the Liwan project’s facility design, the Company’s development plans for the Madura BD field in Indonesia, East Bawean II drilling programs, the Gull Lake project startup date, the planned total depth for the Gray 31-23 well and the Toledo operational integrity and plant performance program. Accordingly, any such forward-looking statements are qualified in their entirety by reference to, and are accompanied by, the factors discussed throughout this document. Among the key factors that have a direct bearing on Husky’s results of operations are the nature of the Company’s involvement in the business of exploration for, and development and production of crude oil and natural gas reserves and the fluctuation of the exchange rates between the Canadian and United States dollar.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this document are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third party consultants, suppliers, regulators and other sources.

The Company’s Annual Report to shareholders and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe the risks, material assumptions and other factors that could influence actual results and which are incorporated herein by reference.

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

11.2 Oil and Gas Reserve Reporting

Disclosure of Proved Oil and Gas Reserves and Other Oil and Gas Information

Husky’s disclosure of proved oil and gas reserves and other information about its oil and gas activities has been made based on reliance of an exemption granted by Canadian Securities Administrators. The exemption permits Husky to make these disclosures in accordance with requirements in the United States. These requirements and, consequently, the information presented may differ from Canadian requirements under National Instrument 51-101, “Standards of Disclosure for Oil and Gas Activities.” The proved oil and gas reserves disclosed in this document have been evaluated using the United States standards contained in Rule 4-10 of Regulation S-X of the Securities Exchange Act of 1934 and Guide 2 of the Securities Act Industry Guides. The probable oil and gas reserves disclosed in this document have been evaluated in accordance with the Canadian Oil and Gas Evaluation Handbook and National Instrument 51-101. Please refer to “Disclosure of Exemption under National Instrument 51-101” in the Annual Information Form for the year ended December 31, 2008 filed with securities regulatory authorities for further information.

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

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. oil and gas companies, in their filings with the SEC, to disclose only proved reserves, that is reserves that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e. prices and costs as of the date the estimate is made. Husky uses certain terms in this document such as “probable reserves” that the SEC’s guidelines strictly prohibit in filings with the SEC by U.S. oil and gas companies. U.S. investors should refer to Husky’s Annual Report on Form 40-F available from the Company or the SEC for further reserve disclosure.

11.3 Non-GAAP Measures

Disclosure of non-GAAP Measurements

Husky uses measurements primarily based on GAAP and also on secondary non-GAAP measurements. The non-GAAP measurements included in this report are: Cash flow from operations, Operating netback, Return on equity, Return on capital employed, Debt to capitalization and Corporate reinvestment ratio. None of these measurements is used to enhance the Company’s reported financial performance or position. These are useful complementary measurements in assessing Husky’s financial performance, efficiency and liquidity. They are common in the reports of other companies but may differ by definition and application. Except as described below, the definitions of these measurements are found in Section 11.4, “Additional Reader Advisories.”

Disclosure of Cash Flow from Operations

Husky uses the term “cash flow from operations,” which should not be considered an alternative to, or more meaningful than “cash flow — operating activities” as determined in accordance with generally accepted accounting principles, as an indicator of financial performance. Cash flow from operations or earnings is presented in the Company’s financial reports to assist management and investors in analyzing operating performance by business in the stated period. Husky’s determination of cash flow from operations may not be comparable to that reported by other companies. Cash flow from operations equals net earnings plus items not affecting cash which include accretion, depletion, depreciation and amortization, future income taxes, foreign exchange and other non-cash items.

The following table shows the reconciliation of cash flow from operations to cash flow—operating activities for the years ended December 31:

($ millions)	2008	2007	2006
Non-GAAP Cash flow from operations	$5,970	$5,426	$4,501
Settlement of asset retirement obligations	(56)	(51)	(36)
Change in non-cash working capital	888	(718)	544

GAAP Cash flow—operating activities	$6,802	$4,657	$5,009

Disclosure of Operating Netback

Operating netback is a common non-GAAP metric used in the oil and gas industry. This measurement helps management and investors to evaluate the specific operating performance by product at the oil and gas lease level. It is equal to product revenue less transportation costs, royalties and lease operating costs divided by either a barrel of oil equivalent or a mcf of gas equivalent.

11.4 Additional Reader Advisories

Intention of Management’s Discussion and Analysis

This MD&A is intended to provide an explanation of financial and operational performance compared with prior periods and the Company’s prospects and plans. It provides additional information that is not contained in the Company’s financial statements.

Review by the Audit Committee

This MD&A was reviewed by the Audit Committee and approved by Husky’s Board of Directors on February 17, 2009. Any events subsequent to that date could conceivably materially alter the veracity and usefulness of the information contained in this document.

Additional Husky Documents Filed with Securities Commissions

This MD&A should be read in conjunction with the Consolidated Financial Statements and related Notes. The readers are also encouraged to refer to Husky’s interim reports filed in 2008, which contain MD&A and Consolidated Financial Statements, and Husky’s Annual Information Form filed separately with Canadian regulatory agencies and Form 40-F filed with the SEC, the U.S. regulatory agency. These documents are available at www.sedar.com, at www.sec.gov and www.huskyenergy.com.

Use of Pronouns and Other Terms

“Husky” and “the Company” refer to Husky Energy Inc. on a consolidated basis.

Standard Comparisons in this Document

Unless otherwise indicated, comparisons of results are for the years ended December 31, 2008 and 2007 and Husky’s financial position as at December 31, 2008 and at December 31, 2007.

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

•	Currency is presented in millions of Canadian dollars (“C$”).

•	Gross production and reserves are Husky’s working interest prior to deduction of royalty volume.

•	Prices are presented before the effect of hedging.

•	Light crude oil is 30º API and above.

•	Medium crude oil is 21º API and above but below 30º API.

•	Heavy crude oil is above 10º API but below 21º API.

•	Bitumen is 10º API and below.

Abbreviations

bbls	barrels
bps	basis points
mbbls	thousand barrels
mbbls/day	thousand barrels per day
mmbbls	million barrels
mcf	thousand cubic feet
mmcf	million cubic feet
mmcf/day	million cubic feet per day
bcf	billion cubic feet
tcf	trillion cubic feet
boe	barrels of oil equivalent
mboe	thousand barrels of oil equivalent
mboe/day	thousand barrels of oil equivalent per day
mmboe	million barrels of oil equivalent
mcfge	thousand cubic feet of gas equivalent
GAAP	Generally Accepted Accounting Principles
GJ	gigajoule
mmbtu	million British Thermal Units
mmlt	million long tons
MW	megawatt
NGL	natural gas liquids
WTI	West Texas Intermediate
NYMEX	New York Mercantile Exchange
NIT	NOVA Inventory Transfer
LIBOR	London Interbank Offered Rate
CDOR	Certificate of Deposit Offered Rate
SEDAR	System for Electronic Document Analysis and Retrieval
FPSO	Floating production, storage and offloading vessel
FEED	Front-end engineering design
OPEC	Organization of Petroleum Exporting Countries
SAGD	Steam-assisted gravity drainage
MD&A	Management’s Discussion and Analysis
CNLOPB	Canada-Newfoundland and Labrador Offshore Petroleum Board

Terms

Bitumen	A naturally occurring viscous mixture consisting mainly of pentanes and heavier hydrocarbons. It is more viscous than 10 degrees API
Brent Crude Oil	Prices which are dated less than 15 days prior to loading for delivery
Capital Employed	Short and long-term debt and shareholders’ equity
Capital Expenditures	Includes capitalized administrative expenses and capitalized interest but does not include proceeds or other assets
Capital Program	Capital expenditures not including capitalized administrative expenses or capitalized interest
Cash Flow from Operations	Earnings from operations plus non-cash charges before settlement of asset retirement obligations and change in non-cash working capital
Coal Bed Methane	Methane (CH4), the principal component of natural gas, is adsorbed in the pores of coal seams
Corporate Reinvestment Ratio	Net capital expenditures (capital expenditures net of proceeds from asset sales) plus corporate acquisitions (net assets acquired) divided by cash flow from operations
Debt to Capitalization	Total debt divided by total debt and shareholders’ equity
Design Rate Capacity	Maximum continuous rated output of a plant based on its design
Embedded Derivative	Implicit or explicit term(s) in a contract that affects some or all of the cash flows or the value of other exchanges required by the contract
Feedstock	Raw materials which are processed into petroleum products
Front End Engineering Design	Preliminary engineering and design planning, which among other things, identifies project objectives, scope, alternatives, specifications, risks, costs, schedule and economics
Glory Hole	An excavation in the seabed where the wellheads and other equipment are situated to protect them from scouring icebergs
Gross/Net Acres/Wells	Gross refers to the total number of acres/wells in which an interest is owned. Net refers to the sum of the fractional working interests owned by a company
Gross Reserves/Production	A company’s working interest share of reserves/production before deduction of royalties
Interest Coverage Ratio	A calculation of a company’s ability to pay to meet its interest payment obligation. It is equal to earnings before income taxes and interest divided by interest paid before deduction of capitalized interest
NOVA Inventory Transfer	Exchange or transfer of title of gas that has been received into the NOVA pipeline system but not yet delivered to a connecting pipeline
Polymer	A substance which has a molecular structure built up mainly or entirely of many similar units bonded together
Return on Capital Employed	Net earnings plus after tax interest expense divided by average capital employed
Return on Shareholders’ Equity	Net earnings divided by average shareholders’ equity
Seismic	A method by which the physical attributes in the outer rock shell of the earth are determined by measuring, with a seismograph, the rate of transmission of shock waves through the various rock formations
Shareholders’ Equity	Shares, retained earnings and accumulated other comprehensive income
Total Debt	Long-term debt including current portion and bank operating loans

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

11.5 Controls and Procedures

Disclosure Controls and Procedures

Husky’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of Husky’s disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators (“CSA”)) as at December 31, 2008, and have concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed by Husky in reports that it files or submits under the Securities Exchange Act of 1934 and Canadian securities laws is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and Canadian securities laws and (ii) accumulated and communicated to Husky’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

The following report is provided by management in respect of Husky’s internal controls over financial reporting (as defined in the rules of the SEC and the CSA):

1)	Husky’s management is responsible for establishing and maintaining adequate internal control over financial reporting for Husky. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

2)	Husky’s management has used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework to evaluate the effectiveness of Husky’s internal control over financial reporting.

3)	As at December 31, 2008, management assessed the effectiveness of Husky’s internal control over financial reporting and concluded that such internal control over financial reporting is effective and that there are no material weaknesses in Husky’s internal control over financial reporting that have been identified by management.

4)	KPMG LLP, who has audited the Consolidated Financial Statements of Husky for the year ended December 31, 2008, has also issued a report on internal controls under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States).

Changes in Internal Control over Financial Reporting

There have been no changes in Husky’s internal control over financial reporting during the year ended December 31, 2008, that have materially affected, or are reasonably likely to materially affect its internal control over financial reporting.

12. Selected Quarterly Financial & Operating Information

Segmented Operational Information

	2008				2007
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Upstream
Daily production, before royalties
Light crude oil & NGL (mbbls/day)	125.9	121.7	123.6	120.5	129.7	133.3	144.3	147.8
Medium crude oil (mbbls/day)	26.6	26.9	27.0	26.9	27.0	26.7	26.8	27.5
Heavy crude oil & bitumen (mbbls/day)	110.7	107.6	105.5	104.3	107.8	106.5	105.4	108.0

	263.2	256.2	256.1	251.7	264.5	266.5	276.5	283.3
Natural gas (mmcf/day)	571.1	598.3	618.0	590.4	617.8	620.1	615.7	640.0
Total production (mboe/day)	358.4	355.9	359.1	350.1	367.5	369.9	379.1	390.0
Average sales prices
Light crude oil & NGL ($/bbl)	$58.43	$114.85	$121.71	$95.20	$83.43	$76.00	$72.28	$64.88
Medium crude oil ($/bbl)	$47.02	$103.60	$101.87	$74.30	$55.37	$54.55	$48.15	$46.40
Heavy crude oil & bitumen ($/bbl)	$38.83	$95.55	$89.35	$63.91	$41.13	$43.64	$38.19	$37.63
Natural gas ($/mcf)	$6.84	$8.66	$9.14	$7.04	$5.72	$5.18	$6.91	$6.94
Operating costs ($/boe)	$10.84	$11.20	$10.91	$10.75	$9.61	$9.60	$8.84	$8.34
Operating netbacks (1)
Light crude oil ($/boe) (2)	$39.42	$76.03	$79.73	$65.39	$61.39	$53.66	$59.13	$56.14
Medium crude oil ($/boe) (2)	$23.95	$67.32	$65.34	$44.88	$29.99	$28.81	$26.95	$24.67
Heavy crude oil & bitumen ($/boe) (2)	$18.09	$62.22	$60.66	$40.33	$21.56	$25.11	$20.37	$21.11
Natural gas ($/mcfge) (3)	$3.94	$5.33	$6.23	$4.50	$3.60	$3.05	$4.32	$4.24
Total ($/boe) (2)	$27.31	$58.99	$60.85	$45.43	$36.01	$33.68	$36.91	$35.70
Net wells drilled (4)
Exploration Oil	34	10	3	23	23	23	13	20
Gas	15	11	4	49	20	13	3	56
Dry	2	2	—	19	—	2	1	9

	51	23	7	91	43	38	17	85

Development Oil	190	211	73	104	143	203	54	130
Gas	78	88	17	87	56	54	4	137
Dry	20	13	—	3	10	7	2	10

	288	312	90	194	209	264	60	277

	339	335	97	285	252	302	77	362

Success ratio (percent)	94	96	100	92	96	97	96	95

Midstream
Synthetic crude oil sales (mbbls/day)	58.2	69.1	51.6	55.6	66.5	55.1	32.9	57.8
Upgrading differential ($/bbl)	$27.48	$26.09	$30.12	$28.53	$36.74	$30.41	$30.41	$24.11
Pipeline throughput (mbbls/day)	493	494	539	504	497	506	506	493

Canadian Refined Products
Refined products sales volumes
Light oil products (million litres/day)	7.5	8.3	7.9	7.9	8.5	9.0	8.6	8.9
Asphalt products (mbbls/day)	21.4	33.9	23.0	17.8	24.5	25.9	19.5	17.3
Refinery throughput
Lloydminster refinery (mbbls/day)	28.8	27.3	26.4	22.0	28.8	29.0	18.5	24.7
Prince George refinery (mbbls/day)	10.7	7.9	10.5	11.4	11.6	10.8	8.4	11.1
Refinery utilization (percent)	99	88	92	84	101	100	67	90

(1)	Operating netbacks are Husky’s average prices less royalties and operating costs on a per unit basis.

(2)	Includes associated co-products converted to boe.

(3)	Includes associated co-products converted to mcfge.

(4)	Western Canada.

Segmented Financial Information

	Upstream				Midstream
					Upgrading				Infrastructure and Marketing
($ millions)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
2008
Sales and operating revenues, net of royalties	$1,295	$2,341	$2,424	$1,829	$445	$859	$648	$483	$2,456	$4,077	$3,909	$3,102
Costs and expenses
Operating, cost of sales, selling and general	455	431	328	413	373	761	546	374	2,408	4,014	3,779	2,991
Depletion, depreciation and amortization	394	369	352	390	9	9	7	6	8	8	7	8
Interest—net	—	—	—	—	—	—	—	—	—	—	—	—
Foreign exchange	—	—	—	—	—	—	—	—	—	—	—	—

	849	800	680	803	382	770	553	380	2,416	4,022	3,786	2,999

Earnings (loss) before income taxes	446	1,541	1,744	1,026	63	89	95	103	40	55	123	103
Current income taxes	123	197	99	166	21	27	14	22	37	31	28	30
Future income taxes	(19)	265	406	143	(2)	—	14	9	(25)	(14)	9	1

Net earnings (loss)	$342	$1,079	$1,239	$717	$44	$62	$67	$72	$28	$38	$86	$72

Capital expenditures (2)	$1,174	$983	$625	$798	$23	$26	$28	$22	$58	$21	$5	$10
Goodwill additions	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
Total assets	$15,653	$14,724	$14,708	$13,114	$1,349	$1,481	$1,497	$1,434	$1,486	$1,802	$1,300	$1,322

2007
Sales and operating revenues, net of royalties	$1,568	$1,496	$1,593	$1,565	$530	$406	$229	$359	$2,617	$2,524	$2,521	$2,555
Costs and expenses
Operating, cost of sales, selling and general	358	332	295	323	358	305	186	278	2,509	2,423	2,445	2,461
Depletion, depreciation and amortization	396	413	407	399	8	7	4	6	7	7	7	7
Interest—net	—	—	—	—	—	—	—	—	—	—	—	—
Foreign exchange	—	—	—	—	—	—	—	—	—	—	—	—

	754	745	702	722	366	312	190	284	2,516	2,430	2,452	2,468

Earnings (loss) before income taxes	814	751	891	843	164	94	39	75	101	94	69	87
Current income taxes	41	56	3	22	5	4	—	1	18	5	29	16
Future income taxes	(91)	179	252	241	22	25	10	23	2	25	(8)	11

Net earnings (loss)	$864	$516	$636	$580	$137	$65	$29	$51	$81	$64	$48	$60

Capital expenditures (2)	$706	$545	$520	$617	$44	$51	$74	$48	$15	$36	$5	$36
Goodwill additions	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
Total assets	$14,395	$14,085	$13,974	$14,168	$1,405	$1,354	$1,193	$1,177	$1,134	$1,016	$1,147	$1,057

(1)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices, and to unrealized intersegment profits in inventories.

(2)	Excludes capitalized costs related to asset retirement obligations incurred during the period and the Lima acquisition and the BP joint venture transaction.

	Downstream								Corporate and Eliminations (1)				Total
	Canadian Refined Products				U.S. Refining and Marketing				Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
($ millions)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
2008
Sales and operating revenues, net of royalties	$673	$1,187	$982	$722	$1,474	$2,446	$2,553	$1,329	$(1,642)	$(3,195)	$(3,317)	$(2,379)	$4,701	$7,715	$7,199	$5,086
Costs and expenses
Operating, cost of sales, selling and general	636	1,130	912	659	2,263	2,456	2,262	1,296	(1,788)	(3,323)	(3,050)	(2,419)	4,347	5,469	4,777	3,314
Depletion, depreciation and amortization	20	21	20	20	50	42	43	19	8	8	7	7	489	457	436	450
Interest — net	—	—	—	—	1	1	—	1	30	28	41	45	31	29	41	46
Foreign exchange	—	—	—	—	—	—	—	—	(275)	(76)	6	10	(275)	(76)	6	10

	656	1,151	932	679	2,314	2,499	2,305	1,316	(2,025)	(3,363)	(2,996)	(2,357)	4,592	5,879	5,260	3,820

Earnings (loss) before income taxes	17	36	50	43	(840)	(53)	248	13	383	168	(321)	(22)	109	1,836	1,939	1,266
Current income taxes	8	7	7	6	(33)	(28)	59	(22)	20	32	27	23	176	266	234	225
Future income taxes	(7)	4	8	7	(273)	9	30	27	27	34	(125)	(33)	(299)	298	342	154

Net earnings (loss)	$16	$25	$35	$30	$(534)	$(34)	$159	$8	$336	$102	$(223)	$(12)	$232	$1,272	$1,363	$887

Capital expenditures (2)	$63	$45	$28	$19	$70	$22	$34	$7	$14	$7	$14	$12	$1,402	$1,104	$734	$868
Goodwill additions	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
Total assets	$1,381	$1,562	$1,630	$1,396	$5,383	$5,507	$5,404	$6,574	$1,270	$1,216	$757	$551	$26,522	$26,292	$25,296	$24,391

2007
Sales and operating revenues, net of royalties	$758	$831	$709	$618	$1,340	$1,043	$—	$—	$(2,053)	$(1,949)	$(1,889)	$(1,853)	$4,760	$4,351	$3,163	$3,244
Costs and expenses
Operating, cost of sales, selling and general	699	717	620	572	1,234	933	—	—	(1,982)	(1,969)	(1,801)	(1,790)	3,176	2,741	1,745	1,844
Depletion, depreciation and amortization	19	16	15	16	25	22	—	—	7	6	7	5	462	471	440	433
Interest — net	—	—	—	—	—	1	—	—	40	46	22	21	40	47	22	21
Foreign exchange	—	—	—	—	—	—	—	—	6	(20)	(36)	(1)	6	(20)	(36)	(1)

	718	733	635	588	1,259	956	—	—	(1,929)	(1,937)	(1,808)	(1,765)	3,684	3,239	2,171	2,297

Earnings (loss) before income taxes	40	98	74	30	81	87	—	—	(124)	(12)	(81)	(88)	1,076	1,112	992	947
Current income taxes	4	(2)	7	8	14	14	—	—	28	22	27	25	110	99	66	72
Future income taxes	(16)	33	14	2	16	19	—	—	(41)	(37)	(63)	(52)	(108)	244	205	225

Net earnings (loss)	$52	$67	$53	$20	$51	$54	$—	$—	$(111)	$3	$(45)	$(61)	$1,074	$769	$721	$650

Capital expenditures (2)	$52	$77	$43	$40	$16	$5	$—	$—	$20	$8	$11	$5	$853	$722	$653	$746
Goodwill additions	$—	$—	$—	$—	$—	$500	$—	$—	$—	$—	$—	$—	$—	$500	$—	$—
Total assets	$1,335	$1,212	$1,304	$1,180	$3,058	$2,915	$—	$—	$370	$136	$351	$199	$21,697	$20,718	$17,969	$17,781

(1)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices, and to unrealized intersegment profits in inventories.

(2)	Excludes capitalized costs related to asset retirement obligations incurred during the period and the Lima acquisition and the BP joint venture transaction.

Segmented Capital Expenditures

	2008				2007
($ millions)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Upstream
Western Canada	$815	$574	$497	$675	$594	$451	$433	$553
East Coast Canada and Frontier	237	306	93	93	87	73	62	59
Northwest United States	10	50	—	—	—	—	—	—
International	112	53	35	30	25	21	25	5

	1,174	983	625	798	706	545	520	617
Midstream
Upgrader	23	26	28	22	44	51	74	48
Infrastructure and Marketing	58	21	5	10	15	36	5	36

	81	47	33	32	59	87	79	84
Downstream
Canadian Refined Products	63	45	28	19	52	77	43	40
U.S. Refining and Marketing	70	22	34	7	16	5	—	—

	133	67	62	26	68	82	43	40
Corporate	14	7	14	12	20	8	11	5

	$1,402	$1,104	$734	$868	$853	$722	$653	$746

Note: Excludes capitalized costs related to asset retirement obligations incurred during the period and the Lima acquisition and the BP joint venture transaction.

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