Form 40-F
period 2015-12-31
HUSKY ENERGY INC
filed 2016-02-26
CIK 49279

2015

United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 40-F

☐	Registration Statement pursuant to section 12 of the Securities Exchange Act of 1934

☒	Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2015 Commission File Number: 001-04307

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 984,328,915

Common Shares outstanding as of December 31, 2015

12,000,000 Cumulative Redeemable Preferred Shares, Series 1 outstanding as of December 31, 2015

10,000,000 Cumulative Redeemable Preferred Shares, Series 3 outstanding as of December 31, 2015

8,000,000 Cumulative Redeemable Preferred Shares, Series 5 outstanding as of December 31, 2015

6,000,000 Cumulative Redeemable Preferred Shares, Series 7 outstanding as of December 31, 2015

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒  Yes            ☐  No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (s.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

☐  Yes            ☐  No

The Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the Registrant’s Registration Statement under the Securities Act of 1933: Form F-10 (File No. 333-208443); Form S-8 (File No. 333-187135).

Principal Documents

The following documents have been filed as part of this Annual Report on Form 40-F:

A.	Annual Information Form

The Annual Information Form (“AIF”) of Husky Energy Inc. (“Husky” or “the Company”) for the year ended December 31, 2015 is included as Document A of this Annual Report on Form 40-F.

B.	Audited Annual Financial Statements

Husky’s audited consolidated financial statements for the years ended December 31, 2015 and December 31, 2014, including the auditors’ report with respect thereto, is included as Document B of this Annual Report on Form 40-F.

C.	Management’s Discussion and Analysis

Husky’s Management’s Discussion and Analysis for the year ended December 31, 2015 is included as Document C of this Annual Report on Form 40-F.

Certifications

See Exhibits 31.1, 31.2, 32.1 and 32.2, which are included as Exhibits to this Annual Report on Form 40-F.

Supplemental Reserves Information

See Exhibit 99.1 for the Supplemental Reserves Information, which is included as an Exhibit to this Annual Report on Form 40-F.

Disclosure Controls and Procedures

See the section “Disclosure Controls and Procedures” in Husky’s Management’s Discussion and Analysis for the year ended December 31, 2015, which is included as Document C of this Annual Report on Form 40-F.

Management’s Annual Report on Internal Control Over Financial Reporting

See the section “Disclosure Controls and Procedures” in Husky’s Management’s Discussion and Analysis for the year ended December 31, 2015, which is included as Document C of this Annual Report on Form 40-F.

Attestation Report of the Registered Public Accounting Firm

See the “Report of Independent Registered Public Accounting Firm” that accompanies Husky’s audited consolidated financial statements as at and for the years ended December 31, 2015 and 2014, which is included as Document B of this Annual Report on Form 40-F.

Changes in Internal Control Over Financial Reporting

See the section “Disclosure Controls and Procedures” in Husky’s Management’s Discussion and Analysis for the year ended December 31, 2015, which is included as Document C of this Annual Report on Form 40-F.

Notice Pursuant to Regulation BTR

Not Applicable.

Audit Committee Financial Expert

The Board of Directors of Husky has determined that William Shurniak is an “audit committee financial expert” (as defined in paragraph 8(b) of General Instruction B to Form 40-F) serving on its Audit Committee. Pursuant to paragraph 8(a)(2) of General Instruction B to Form 40-F, the Board has applied the definition of independence applicable to the audit committee members of New York Stock Exchange listed companies, although the Company’s securities are not listed on a U.S. stock exchange. Mr. Shurniak is a corporate director and is independent under the New York Stock Exchange standards. For a description of Mr. Shurniak’s relevant experience in financial matters, see Mr. Shurniak’s history in the section “Directors and Officers” and in the section “Audit Committee” in Husky’s Annual Information Form for the year ended December 31, 2015, which is included as Document A of this Annual Report on Form 40-F.

Code of Business Conduct and Ethics

Husky’s Code of Ethics is disclosed in its Code of Business Conduct, which is applicable to its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions and to all of its other employees, and is posted on its website at www.huskyenergy.com. A copy of Husky’s Amended Code of Business Conduct is incorporated by reference to Exhibit 99.2 to the Company’s Annual Report on Form 40-F for the year ended December 31, 2014 filed on February 27, 2015. In the fiscal year ended December 31, 2015, Husky has not granted a waiver, including an implicit waiver, from a provision of its Code of Ethics to any of its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions that relates to one or more of the items set forth in paragraph (9)(b) of General Instruction B to Form 40-F. In the event that, during Husky’s ensuing fiscal year, Husky:

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

Principal Accountant Fees and Services

See the section “External Auditor Service Fees” in the Annual Information Form for the year ended December 31, 2015, which is included as Document A of this Annual Report on Form 40-F.

Off-Balance Sheet Arrangements

See the section “Contractual Obligations, Commitments and Off-Balance Sheet Arrangements” in Husky’s Management’s Discussion and Analysis for the year ended December 31, 2015, which is included as Document C of this Annual Report on Form 40-F.

Tabular Disclosure of Contractual Obligations

See the section “Contractual Obligations, Commitments and Off-Balance Sheet Arrangements” in Husky’s Management’s Discussion and Analysis for the year ended December 31, 2015, which is included as Document C of this Annual Report on Form 40-F.

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

Consent to Service of Process

A Form F-X signed by Husky and its agent for service of process has been filed with the Commission together with Form F-10 (File No. 333-208443) in connection with its common shares registered on such form.

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

Dated this 26th day of February, 2016

Husky Energy Inc.

By:	/s/ Asim Ghosh
Name:	Asim Ghosh
Title:	President & Chief Executive Officer

By:	/s/ James D. Girgulis
Name:	James D. Girgulis
Title:	Senior Vice President, General Counsel & Secretary

Document A

Form 40-F

Annual Information Form

For the Year Ended December 31, 2015

Husky Energy Inc.

Annual Information Form

For the Year Ended December 31, 2015

February 26, 2016

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

Except where otherwise indicated, all dollar amounts stated in this AIF are Canadian dollars.

See also “Reader Advisories” at the end of this AIF.

AIF 2015	Page 1

ABBREVIATIONS AND GLOSSARY OF TERMS

When used in this AIF, the following terms have the meanings indicated:

Units of Measure
bbl	barrel
bbls	barrels
bbls/day	barrels per calendar day
bcf	billion cubic feet
boe	barrels of oil equivalent
boe/day	barrels of oil equivalent per calendar day
GJ	gigajoule
mbbls	thousand barrels
mbbls/day	thousand barrels per calendar day
mboe	thousand barrels of oil equivalent
mboe/day	thousand barrels of oil equivalent per calendar day
mcf	thousand cubic feet
mmbbls	million barrels
mmboe	million barrels of oil equivalent
mmbtu	million British thermal units
mmcf	million cubic feet
mmcf/day	million cubic feet per calendar day
tcf	trillion cubic feet
tCO2e	tons of carbon dioxide equivalent

Acronyms
AER	Alberta Energy Regulator
AIF	Annual Information Form
ARO	Asset Retirement Obligations
ASC	Alberta Securities Commission
ASP	Alkaline Surfactant Polymer
BACT	Best Available Control Technology
CAPP	Canadian Association of Petroleum Producers
CEPA	Canadian Energy Pipeline Association
CFA	Canadian Fuels Association
CHOPS	Cold Heavy Oil Production with Sand
CEMA	Calgary Emergency Management Agency
CNOOC	China National Offshore Oil Corporation
CO2	Carbon dioxide
CO2e	Carbon dioxide equivalent
COGEH	Canadian Oil and Gas Evaluation Handbook
COSIA	Canadian Oil Sands Innovation Alliance
CPF	Central Processing Facility
CSA	Canadian Securities Administrators
CSS	Cyclic Steam Stimulation
EDGAR	Electronic Data Gathering, Analysis, and Retrieval system
EIA	Energy Information Administration
EL	Exploration Licence
EOR	Enhanced Oil Recovery
EPA	U.S. Environmental Protection Agency
FASB	Financial Accounting Standards Board

AIF 2015	Page 2

FEED	Front End Engineering Design
FPSO	Floating Production, Storage and Offloading Vessel
GHG	Greenhouse Gas
GHGRP	Greenhouse Gas Reporting Program
GSA	Gas Sales Agreement
HCSS	Horizontal Cyclic Steam Stimulation
HOIMS	Husky Operational Integrity Management System
HSB	Husky Synthetic Blend
H2S	Hydrogen sulfide
IFRS	International Financial Reporting Standards
IPIECA	International Petroleum Industry Environmental Conservation Association
LARP	Lower Athabasca Regional Plan
LNG	Liquefied Natural Gas
MD&A	Management’s Discussion And Analysis
NGL	Natural Gas Liquids
NIT	NOVA Inventory Transfer
NYMEX	New York Mercantile Exchange
OPEC	Organization of Petroleum Exporting Countries
PHMSA	Pipeline and Hazardous Materials Safety Administration
PSC	Production Sharing Contract
PTAC	Petroleum Technology Alliance Canada
REC	Reduced Emissions Completions
SAGD	Steam Assisted Gravity Drainage
SEC	Securities and Exchange Commission of the United States
SEDAR	System for Electronic Document Analysis and Retrieval
SO2	Sulfur dioxide
TSX	Toronto Stock Exchange
U.S.	United States
USDOT	United States Department of Transportation
WTI	West Texas Intermediate
2-D	two-dimensional
3-D	three-dimensional

The Company uses the terms barrels of oil equivalent (“boe”), which is consistent with other oil and gas companies’ disclosures, and is calculated on an energy equivalence basis applicable at the burner tip whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. The term boe is used to express the sum of the total company products in one unit that can be used for comparisons. Readers are cautioned that the term boe may be misleading, particularly if used in isolation. This measure is used for consistency with other oil and gas companies and does not represent value equivalency at the wellhead.

Abandonment costs

Costs of abandoning a well, net of any salvage value, and disconnecting the well from the surface gathering system.

API gravity

Measure of oil density or specific gravity used in the petroleum industry. The API scale expresses density such that the greater the density of the petroleum, the lower the degree of API gravity.

Barrel

A unit of volume equal to 42 U.S. gallons.

Best estimate

As it relates to resources, considered to be the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. There is no certainty as to the timing of such development.

AIF 2015	Page 3

Bitumen

Bitumen is a naturally occurring solid or semi-solid hydrocarbon consisting mainly of heavier hydrocarbons with a viscosity greater than 10,000 millipascal-seconds or 10,000 centipoise measured at the hydrocarbon’s original temperature in the reservoir and at atmospheric pressure on a gas-free basis, and that is not primarily recoverable at economic rates through a well without the implementation of enhanced recovery methods.

Canadian Shelf Prospectus

The universal short form base shelf prospectus filed by the Company on February 23, 2015 with applicable securities regulators in each of the provinces of Canada.

Coal bed methane

The primary energy source of natural gas is methane. Coal bed methane is methane found and recovered from the coal bed seams. The methane is normally trapped in coal by water that is under pressure. When the water is removed the methane is released.

Contingent resources

Are those quantities of petroleum estimated, as at a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. There is uncertainty that it will be commercially viable to produce any portion of the resources.

Development on hold

A project maturity sub-class where there is a reasonable chance of development, but there are major non-technical contingencies to be resolved that are usually beyond the control of the operator.

Development pending

A project maturity sub-class where resolution of the final conditions for development is being actively pursued (with high chance of development).

Development unclarified

A project maturity sub-class when the evaluation is incomplete and there is ongoing activity to resolve any risks or uncertainties.

Development well

A well drilled within the proved area of an oil and gas reservoir to the depth of a stratigraphic horizon known to be productive.

Diluent

A lighter gravity liquid hydrocarbon, usually condensate or synthetic oil, added to heavy oil to facilitate the transmissibility of the oil through a pipeline.

Economic contingent resources

Those contingent resources that are currently economically recoverable.

Economic status undetermined

Where evaluations are incomplete, such that it is premature to identify the economic viability of a project, it is acceptable to note that the project economic status is “undetermined”.

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

Exploration licence

A licence with respect to the Canadian offshore or the Northwest or Yukon Territories conferring the right to explore for, and the exclusive right to drill and test for petroleum, the exclusive right to develop the applicable area in order to produce petroleum, and subject to satisfying the requirements for issuance of a production licence and compliance with the terms of the licence and other provisions of the relevant legislation, the exclusive right to obtain a production licence.

AIF 2015	Page 4

Exploration well

A well drilled to find a new field or to find a new reservoir in a field previously found to be productive of oil or gas, in another reservoir. Generally, an exploration well is any well that is not a development well, a service well, an extension well, which is a well drilled to extend the limits of a known reservoir, or a stratigraphic test well as those terms are defined herein.

Feedstock

Raw materials which are processed into petroleum products.

Field

An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition. There may be two or more reservoirs in a field which are separated vertically by intervening impervious strata, or laterally by local geologic barriers, or by both.

Gross/net acres/wells

Gross refers to the total number of acres/wells in which a working interest is owned. Net refers to the sum of the fractional working interests owned by a company.

Gross reserves/production

A company’s working interest share of reserves/production before deduction of royalties.

Heavy crude oil

Crude oil with a relative density greater than 10 degrees API gravity and less than or equal to 22.3 degrees API gravity.

Hi-TAN

A measure of acidity. Crude oils with a high content of naphthenic acids are referred to as high total acid number (TAN) crude oils or high acid crude oil. The TAN value is defined as the milligrams of Potassium Hydroxide required to neutralize the acidic group of one gram of the oil sample. Crude oils in the industry with a TAN value greater than one are referred to as Hi-TAN crudes.

Horizontal Cyclic Steam Stimulation

A recovery process that applies alternating cycles of steam injection and bitumen production within the same horizontal well.

Horizontal drilling

Drilling horizontally rather than vertically through a reservoir, thereby exposing more of the well to the reservoir and increasing production.

Light crude oil

Crude oil with a relative density greater than 31.1 degrees API gravity.

Liquefied petroleum gas

Liquefied propanes and butanes, separately or in mixtures.

Medium crude oil

Crude oil with a relative density that is greater than 22.3 degrees API gravity and less than or equal to 31.1 degrees API gravity.

Natural gas

Natural gas is a naturally occurring hydrocarbon gas mixture consisting primarily of methane, but commonly including varying amounts of other higher alkanes, and sometimes a small percentage of carbon dioxide, nitrogen, and/or hydrogen sulfide.

Natural gas liquids

Those hydrocarbon components recovered from raw natural gas as liquids by processing through extraction plants, or recovered from field separators, scrubbers or other gathering facilities. These liquids include the hydrocarbon components ethane, propane, butanes and condensate or a combination thereof.

AIF 2015	Page 5

Oil sands

Sands and other rock materials that contain crude bitumen and include all other mineral substances in association therewith.

Operating netback

Net revenues after deduction of operating costs, transportation and royalty payments.

Polymer

A substance which has a molecular structure built up mainly or entirely of many similar units bonded together.

Petroleum coke

A carbonaceous solid delivered from oil refinery coker units or other cracking processes.

Plan of Development

As it relates to the Company’s operations in Indonesia, a Plan of Development represents development planning on one or more oil and gas fields in an integrated and optimal plan for the production of hydrocarbon reserves considering technical, economical and environments aspects. An initial Plan of Development in a development area needs both SKK Migas and the Minister of Energy and Mineral Resources approval. Subsequent Plans of Development in the same development area only need SKK Migas approval.

Production licence

Confers, with respect to the portions of the offshore area to which the licence applies, the right to explore for, and the exclusive right to drill and test for petroleum, the exclusive right to develop those portions of the offshore area in order to produce petroleum, the exclusive right to produce petroleum from those portions of the offshore area, and title to the petroleum produced.

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

Significant discovery licence

A licence issued following the declaration of a significant discovery, which is indicated by the first exploration well that demonstrates, by flow testing, the existence of sufficient hydrocarbons in a particular geological feature to suggest potential for sustained production. A significant discovery licence confers the same rights as that of an exploration licence.

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

AIF 2015	Page 6

Stratigraphic well

A geologically directed test well to obtain information. These wells are usually drilled without the intention of being completed for production.

Sulphur

An element that occurs in natural gas and petroleum.

Synthetic oil

A mixture of hydrocarbons derived by upgrading heavy crude oils, including bitumen, through a process that reduces the carbon content and increases the hydrogen content.

Thermal

Use of steam injection into the reservoir in order to enable the heavy oil to flow to the well bore.

Turnaround

Performance of plant or facility maintenance.

U.S. Shelf Prospectus

The U.S. universal short form prospectus filed by the Company on December 22, 2015 with the Alberta Securities Commission and filed as part of a U.S. registration statement with the SEC.

Waterflood

One method of secondary recovery in which water is injected into an oil reservoir for the purpose of forcing oil out of the reservoir and into the bore of a producing well.

Wellhead

The structure, sometimes called the “Christmas tree,” that is positioned on the surface over a well and used to control the flow of oil or gas as it emerges from the subsurface casing head.

Working interest

A percentage of ownership in an oil and gas lease granting its owners the right to explore, drill and produce oil and gas from a property.

2-D seismic survey

A vertical section of seismic data consisting of numerous adjacent traces acquired sequentially.

3-D seismic survey

Three-dimensional seismic imaging which uses a grid of numerous cables rather than a few lines stretched in one line.

AIF 2015	Page 7

EXCHANGE RATE INFORMATION

The following table discloses various indicators of the Canadian dollar/U.S. dollar rate of exchange or the cost of a U.S. dollar in Canadian currency for the three years indicated.(1)(2)

	Year ended December 31,
(Cdn $ per U.S. $)	2015	2014	2013
Year-end	1.384	1.160	1.064
Low	1.173	1.059	0.982
High	1.399	1.167	1.074
Average	1.279	1.104	1.030

(1)	The year-end exchange rates were as quoted by the Bank of Canada for the noon buying rate as at the last day of the relevant period.
(2)	The high, low and average rates were either quoted or calculated within each of the relevant periods.

AIF 2015	Page 8

CORPORATE STRUCTURE

Husky Energy Inc.

Husky Energy Inc. was incorporated under the Business Corporations Act (Alberta) on June 21, 2000. The Company’s Articles were amended effective February 28, 2011 to permit the issuance of common shares as payment of stock dividends on the common shares and to authorize preferred shares to be issued in one or more series. The Company’s Articles were amended effective March 11, 2011 to create Cumulative Redeemable Preferred Shares, Series 1 (the “Series 1 Preferred Shares”) and Cumulative Redeemable Preferred Shares, Series 2 (the “Series 2 Preferred Shares”); effective December 4, 2014, to create Cumulative Redeemable Preferred Shares, Series 3 (the “Series 3 Preferred Shares”) and Cumulative Redeemable Preferred Shares, Series 4 (the “Series 4 Preferred Shares”); effective March 9, 2015, to create Cumulative Redeemable Preferred Shares, Series 5 (the “Series 5 Preferred Shares”) and Cumulative Redeemable Preferred Shares, Series 6 (the “Series 6 Preferred Shares”); effective June 15, 2015, to create Cumulative Redeemable Preferred Shares, Series 7 (the “Series 7 Preferred Shares”) and Cumulative Redeemable Preferred Shares, Series 8 (the “Series 8 Preferred Shares”).

Husky has its registered office and its head and principal office at 707, 8th Avenue S.W., P.O. Box 6525, Station D, Calgary, Alberta, T2P 3G7.

Intercorporate Relationships

The following table lists Husky’s significant subsidiaries and jointly controlled entities and their place of incorporation, continuance or organization, as the case may be, as at December 31, 2015.(1) All of the following companies and partnerships, except as otherwise indicated, are 100 percent beneficially owned or controlled or directed, directly or indirectly by Husky.

Name	Jurisdiction
Subsidiary of Husky Energy Inc.
Husky Oil Operations Limited	Alberta

Subsidiaries and jointly controlled entities of Husky Oil Operations Limited
Husky Oil Limited Partnership	Alberta
Husky Terra Nova Partnership	Alberta
Husky Downstream General Partnership	Alberta
Husky Energy Marketing Partnership	Alberta
Husky Energy International Corporation	Alberta
Sunrise Oil Sands Partnership (50 percent)	Alberta
BP-Husky Refining LLC (50 percent)	Delaware
Lima Refining Company	Delaware
Husky Marketing and Supply Company	Delaware

(1)	Principal operating subsidiaries exclusive of intercorporate relationships due to financing related receivables and investments.

GENERAL DEVELOPMENT OF HUSKY

Three-year History of Husky

2013

During February 2013, the limit on the Company’s $1.5 billion revolving syndicated credit facility, allowing the Company to borrow in either Canadian or U.S. currency on an unsecured basis, was increased to $1.6 billion. There was no change to the maturity date of the facility. There continued to be no differences between the terms of the Company’s revolving syndicated credit facilities other than their maturity dates.

At the Liwan Gas Project, drilling and completion work continued in 2013, with all nine wells on the Liwan 3-1 gas field completed and made ready for production. During May 2013, the platform topsides were completed and transported approximately 2,500 kilometres from Qingdao, China to the South China Sea and installed onto the

AIF 2015	Page 9

jacket. In addition, the 261 kilometres of shallow water pipeline from the central platform to the gas plant and construction of the onshore gas plant was completed. Five major construction vessels and their support vessels were in operation during 2013, while construction continued on the deep water facilities. Despite encountering unusually difficult weather conditions during an extended typhoon season in late 2013, all piping to connect the individual wells to the manifolds and the manifolds to the connecting infield production flow lines was installed.

On June 5, 2013, Husky received regulatory approval for a development plan amendment for the South White Rose field, the third satellite extension at the White Rose field in the Atlantic Region. The amendment provided for gas injection, which is expected to enhance oil production and provide additional storage for recovered gas. Installation of gas injection equipment to support the South White Rose extension was completed at the end of 2013.

Husky and its partner made two significant discoveries in the year of a high-quality, light, sweet crude oil resource in the Flemish Pass Basin. The first discovery was made at the Harpoon O-85 well followed by a second discovery made at the Bay Du Nord prospect, both located approximately 500 kilometres offshore Newfoundland. The evaluation of well results at the Harpoon and Bay du Nord discoveries are ongoing, with further appraisal drilling required to assess the potential of the prospects. The two discoveries made in the year brought the total number of significant discoveries in the region to three, including the 2009 Mizzen discovery of slightly heavier oil. Husky holds a 35 percent working interest in all three wells.

For the West White Rose extension, Husky and its joint venture partners concluded a benefits agreement with the Government of Newfoundland and Labrador for the project and a development application to the Canada-Newfoundland and Labrador Offshore Petroleum Board was submitted. Construction of a graving dock commenced in Argentia, Newfoundland.

The North Amethyst G-25-9 multilateral well was completed and brought online in late November 2013. In addition, drilling commenced on the North Amethyst Hibernia well in the fourth quarter of 2013, targeting a secondary deeper zone below the main North Amethyst field.

At the 60,000 bbls/day (30,000 bbls/day net Husky share) Sunrise Energy Project, the CPF was more than 75 percent complete at December 31, 2013 with major equipment installed and field tanks and buildings for Plant 1A in place. Commissioning of the first six well pads commenced in 2013.

At December 31, 2013, construction was substantially complete at the 3,500 bbls/day Sandall heavy oil thermal development, and steaming was underway.

In 2013, construction work continued at the 10,000 bbls/day Rush Lake heavy oil thermal development.

In 2013, the liquids-rich natural gas formations at Ansell in west central Alberta continued to be a key area of focus with 25 wells (gross) drilled and 30 wells (gross) completed. At December 31, 2013, the Company had drilled and completed over 300 wells (gross) at the play.

2014

Production commenced in early 2014 ahead of schedule at the Sandall heavy oil thermal development with rates exceeding the 3,500 bbls/day design rate capacity throughout the year.

On January 9, 2014, the Company sanctioned two new heavy oil thermal developments, Edam East and Vawn, in Saskatchewan, each of which is expected to deliver 10,000 bbls/day of production. Site clearing, detailed engineering and module fabrication work was completed during 2014.

On March 17, 2014, the Company issued U.S. $750 million of 4.00 percent notes due April 15, 2024 pursuant to a shelf prospectus and U.S. registration statement. The notes are redeemable at the option of the Company at any time, subject to a make whole premium unless the notes are redeemed in the three month period prior to maturity. Interest is payable semi-annually. The notes are unsecured and unsubordinated and rank equally with all of the Company’s other unsecured and unsubordinated indebtedness.

At the Liwan Gas Project, first gas from the deep water wells on the Liwan 3-1 gas field was achieved on March 30, 2014 with gas sales to the Guangdong market natural gas grid commencing on April 24, 2014. In addition, the tie-in of the Liuhua 34-2 field single production well into the Liwan 3-1 field deep water infrastructure was completed and commissioned with first gas production taking place in December of 2014. Total conventional natural gas and NGL production averaged approximately 114.2 mmcf/day and 4.2 mbbls/day respectively in 2014.

AIF 2015	Page 10

On May 6, 2014, the Company sanctioned a 3,500 bbls/day heavy oil thermal development at Edam West.

On June 15, 2014, the Company repaid the maturing 5.90 percent notes issued under a trust indenture dated September 11, 2007. The amount paid to noteholders was U.S. $772 million, including U.S. $22 million of interest, equivalent to $839 million in Canadian dollars at the time of repayment, including interest of $25 million.

On June 19, 2014, the $1.6 billion revolving syndicated credit facility was increased to $1.63 billion. The maturity, previously set to expire on August 31, 2014, was extended to June 19, 2018. The Company also increased the limit on one of its operating facilities from $50 million to $100 million.

On September 15, 2014, the Company launched a commercial paper program in Canada. The program is supported by the Company’s syndicated credit facilities and the Company is authorized to issue commercial paper up to a maximum of $1.0 billion having a term not to exceed 365 days. The weighted average interest rate for commercial paper outstanding as at December 31, 2015 was 0.81 percent (December 31, 2014 - 1.24 percent).

On December 9, 2014, the Company issued 10 million Series 3 Preferred Shares at a price of $25.00 per share for aggregate gross proceeds of $250 million under a shelf prospectus. Holders of the Series 3 Preferred Shares are entitled to receive a cumulative quarterly fixed dividend yielding 4.50 percent annually for the initial period ending December 31, 2019 as declared by Husky. Thereafter, the dividend rate will be reset every five years at the rate equal to the five-year Government of Canada bond yield plus 3.13 percent. Holders of Series 3 Preferred Shares will have the right, at their option, to convert their shares into Series 4 Preferred Shares, subject to certain conditions, on December 31, 2019 and on every five years thereafter. Holders of the Series 4 Preferred Shares will be entitled to receive cumulative quarterly floating dividends at a rate equal to the 90-day Government of Canada Treasury Bill rate plus 3.13 percent.

At the Sunrise Energy Project, steaming commenced in December 2014.

In the Atlantic Region, development drilling had commenced at the South White Rose extension. The Company continued drilling at the North Amethyst Hibernia formation which targeted a secondary deeper zone below the main North Amethyst producing field. In addition, the Company and its partner commenced an 18-month appraisal and exploration drilling program in the Flemish Pass offshore Newfoundland and Labrador, including the area of the Bay Du Nord discovery. Hearings for the public review of the application for a wellhead platform to facilitate full field development at West White Rose were held during 2014. Construction continued on the dry-dock in Argentia, Newfoundland and early site preparation was advanced, including construction of a graving dock.

The liquids-rich gas formations at Ansell in west central Alberta continued to be a key area of focus, with 31 wells (gross) drilled and 23 wells (gross) completed in 2014.

Construction work continued at the 10,000 bbls/day Rush Lake heavy oil thermal development.

Progress continued on the shallow water gas developments in the Madura Strait Block during 2014. Work related to the BD field engineering, procurement, installation and construction contract continued and was approximately 29 percent complete at the end of 2014. The contract for the construction and lease of a FPSO vessel received final approval in the second quarter of 2014 and was signed in December 2014. The Plan of Development for the MDK field to tie into the MDA-MBH combined development was approved by SKK Migas in July 2014.

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

2015

On February 23, 2015, the Company filed the Canadian Shelf Prospectus, which enables the Company to offer up to $3.0 billion of common shares, preferred shares, debt securities, subscription receipts, warrants and other units in Canada up to and including March 23, 2017. At December 31, 2015, the Company had unused capacity of $1.9 billion under its Canadian Shelf Prospectus.

The Sunrise Energy Project achieved first oil on Phase 1 in March 2015. Production from the Sunrise Energy Project is continuing to ramp-up, averaging 14,200 bbls/day (7,100 bbls/day net Husky share) in the fourth quarter of 2015 and is expected to increase to 60,000 bbls/day (30,000 bbls/day net Husky share) around the end of 2016.

AIF 2015	Page 11

On March 6, 2015, the limit on the $1.6 billion facility expiring December 14, 2016 was increased to $2.0 billion, and the limit on the $1.63 billion facility expiring June 19, 2018 was increased to $2.0 billion. The terms of the revolving syndicated credit facilities remained unchanged. As at December 31, 2015, the Company had no borrowings under its $2.0 billion facility expiring December 14, 2016 and borrowings of $499 million under its $2.0 billion facility expiring June 19, 2018.

On March 12, 2015, the Company repaid the maturing 3.75 percent medium-term notes issued under a trust indenture dated December 21, 2009. The amount paid to noteholders was $306 million, including $6 million of interest.

On March 12, 2015, the Company issued $750 million of 3.55 percent notes due March 12, 2025 by way of a prospectus supplement dated March 9, 2015 to the Canadian Shelf Prospectus. The notes are redeemable at the option of the Company at any time, subject to a make whole premium unless the notes are redeemed in the three month period prior to maturity. Interest is payable semi-annually on March 12 and September 12 of each year, beginning September 12, 2015. The notes are unsecured and unsubordinated and rank equally with all of the Company’s other unsecured and unsubordinated indebtedness.

On March 12, 2015, the Company issued 8 million Series 5 Preferred Shares at a price of $25.00 per share for aggregate gross proceeds of $200 million, by way of a prospectus supplement dated March 5, 2015, to the Canadian Shelf Prospectus. Net proceeds after share issue costs were $195 million. Holders of the Series 5 Preferred Shares are entitled to receive a cumulative quarterly fixed dividend yielding 4.50 percent annually for the initial period ending March 31, 2020 as declared by the board of directors. Thereafter, the dividend rate will be reset every five years at the rate equal to the five-year Government of Canada bond yield plus 3.57 percent. Holders of Series 5 Preferred Shares will have the right, at their option, to convert their shares into Series 6 Preferred Shares, subject to certain conditions, on March 31, 2020 and on March 31 every five years thereafter. Holders of the Series 6 Preferred Shares will be entitled to receive cumulative quarterly floating dividends at a rate equal to the 90-day Government of Canada Treasury Bill yield plus 3.57 percent.

On June 17, 2015, the Company issued 6 million Series 7 Preferred Shares at a price of $25.00 per share for aggregate gross proceeds of $150 million, by way of a prospectus supplement dated June 10, 2015, to the Canadian Shelf Prospectus. Net proceeds after share issue costs were $145 million. Holders of the Series 7 Preferred Shares are entitled to receive a cumulative fixed dividend yielding 4.60 percent annually for the initial period ending June 30, 2020 as declared by the board of directors. Thereafter, the dividend rate will be reset every five years at the rate equal to the five-year Government of Canada bond yield plus 3.52 percent. Holders of the Series 7 Preferred Shares will have the right, at their option, to convert their shares into Series 8 Preferred Shares, subject to certain conditions, on June 30, 2020 and on June 30 every five years thereafter. Holders of the Series 8 Preferred Shares will be entitled to receive cumulative quarterly floating dividends at a rate equal to the 90-day Government of Canada Treasury Bill yield plus 3.52 percent.

Construction was completed at the Rush Lake thermal development with first oil achieved in July 2015. Production commenced ahead of schedule with production from the development reaching a year end exit rate of 13,900 bbls/day, exceeding its design capacity which was revised in 2015 from 10,000 bbls/day to 12,000 bbls/day to include 2,000 bbls/day from the Rush Lake Pilot Project.

Construction continued at the two 10,000 bbls/day Edam East and Vawn and the 4,500 bbls/day Edam West heavy oil thermal developments. Capacity at the Edam West heavy oil thermal development was increased from 3,500 bbls/day to 4,500 bbls/day in 2015 reflecting design and efficiency improvements. First production is expected from Edam East in the second quarter of 2016 and from Vawn and Edam West in the third quarter of 2016.

Production commenced in the year from the first two development wells at the South White Rose extension and reached peak production of 15,000 bbls/day (net Husky share) in September 2015.

In November 2015, the Company sanctioned Rush Lake 2, a 10,000 bbls/day heavy oil thermal development.

In November 2015, the Company sanctioned the development of the MDA, MBH and MDK gas fields having secured the GSA for the first tranche of gas from the MDA-MBH fields development. Combined net sales volumes from the BD, MDA, MBH and MDK fields are expected to approximate 100 mmcf/day of gas and 2,400 boe/day of associated NGL once fully ramped up. Production from the MDA, MBH and MDK gas fields is expected in the 2018 - 2019 timeframe.

AIF 2015	Page 12

On December 22, 2015, the Company filed the U.S. Shelf Prospectus, which enables the Company to offer up to U.S. $3.0 billion of debt securities, common shares, preferred shares, subscription receipts, warrants and units of the Company in the United States up to and including January 22, 2018. At December 31, 2015 the Company had unused capacity of U.S. $3.0 billion under the U.S. Shelf Prospectus and related U.S. registration statement.

In December 2015, Husky signed a PSC for an exploration block offshore China. The 15/33 block covers approximately 155 square kilometres and is located in the Pearl River Mouth Basin in the South China Sea, about 140 kilometres southeast of the Hong Kong Special Administrative Region, in water depths of approximately 80 - 100 metres. Husky is the operator of the block during the exploration phase with a working interest of 100 percent. In the event of a commercial discovery, its partner CNOOC may assume a working interest of up to 51 percent during the development and production phase, with exploration cost recovery from production allocated to Husky.

Progress continued on the shallow water gas developments in the Madura Strait Block during 2015. Work related to the BD field engineering, procurement, installation and construction contract is ongoing and was 68 percent complete at the end of 2015. Construction of a FPSO to process gas and liquids production from the BD field is approximately 50 percent complete.

The Company is proceeding with the initial stages of a crude oil flexibility project at the Company’s Lima Refinery. The project is expected to give the refinery flexibility to take up to 40,000 bbls/day of Western Canadian heavy oil while overall nameplate capacity will remain unchanged at 160,000 bbls/day.

A feedstock optimization project was recently sanctioned by the joint arrangement partners at the BP-Husky Toledo Refinery which is designed to improve the Refinery’s ability to process Hi-TAN crude. Targeted completion of the required metallurgy changes will be performed during the Refinery’s turnaround starting in the second quarter of 2016. Once the upgrades are complete, the Refinery will have the ability to process up to an additional 35,000 bbls/day of Hi-TAN crude. The Refinery’s overall nameplate capacity remains at 160,000 bbls/day.

AIF 2015	Page 13

DESCRIPTION OF HUSKY’S BUSINESS

General

Husky is a publicly traded international integrated energy company headquartered in Calgary, Alberta, Canada.

Management has identified segments for the Company’s business based on differences in products, services and management responsibility. The Company’s business is conducted predominantly through two major business segments - Upstream and Downstream.

Upstream includes exploration for, and development and production of, crude oil, bitumen, natural gas and NGL (Exploration and Production) and marketing of the Company’s and other producers’ crude oil, natural gas, NGL, sulphur and petroleum coke, pipeline transportation, the blending of crude oil and natural gas, and storage of crude oil, diluent and natural gas (Infrastructure and Marketing). Infrastructure and Marketing markets and distributes products to customers on behalf of Exploration and Production and is grouped in the Upstream business segment based on the nature of its interconnected operations. The Company’s Upstream operations are located primarily in Western Canada, offshore East Coast of Canada, offshore China and offshore Indonesia.

Downstream includes upgrading of heavy crude oil feedstock into synthetic crude oil (Upgrading) in Canada, refining in Canada of crude oil, marketing of refined petroleum products including gasoline, diesel, ethanol blended fuels, asphalt and ancillary products and production of ethanol (Canadian Refined Products) and refining in the U.S. of primarily crude oil to produce and market gasoline, jet fuel and diesel fuels that meet U.S. clean fuels standards (U.S. Refining and Marketing). Upgrading, Canadian Refined Products and U.S. Refining and Marketing all process and refine natural resources into marketable products and therefore, were grouped together as the Downstream business segment due to the similar nature of their products and services.

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

The Health, Safety and Environment Committee of the Board of Directors (the “HS&E Committee”) is responsible for oversight of health, safety and environment policy, audit results and monitoring compliance with the Company’s environmental policies, key performance indicators and regulatory requirements. The mandate of the HS&E Committee is available in the Governance section of the Husky website at www.huskyenergy.com.

To reinforce the Health, Safety and Environment Policy, Husky holds an annual summit for leaders, attended by members of the HS&E Committee and led by the Chief Executive Officer and Chief Operating Officer. During the Summit, CEO awards are presented to the submissions that demonstrate the highest level of operational integrity (on average, about 40 submissions). Guest and internal speakers present on pertinent issues and the latest developments in the field of operational integrity.

Husky is committed to upholding high standards of business integrity and seeks to deter wrongdoing and to promote transparent, honest and ethical behaviour in all of its business dealings. The Company has a Code of Business Conduct policy that sets out the standards employees, contractors, officers and directors are expected to meet. The policy includes sections on compliance with laws, avoidance of conflict of interest, proper record-keeping, political contributions, safeguarding of company resources, fair competition, avoidance of bribery or other offering of improper payments, guidelines on accepting payments and entertainment and other matters. The policy is available on Husky’s intranet with mandatory training. It is also available on the Husky website at www.huskyenergy.com.

Husky has established an anonymous and confidential online reporting tool and toll-free telephone numbers for employees, contractors and other stakeholders to report perceived breaches of the Company’s Code of Business Conduct. The Ethics Help Line is hosted by EthicsPoint, an independent service provider. Information from submissions are captured and submitted anonymously to an Ethics Help Line Committee, made up of legal, audit, security, health safety and environment and human resources personnel.

AIF 2015	Page 14

Husky is committed to conducting business fairly, with integrity and in compliance with all applicable laws, and has an Anti-Bribery & Anti-Corruption Policy to reinforce the Code of Business Conduct with additional guidance regarding applicable anti-bribery and anti-corruption laws. All officers and employees, including temporary and contract staff, are to observe the highest standards of honesty, integrity, diligence and fairness in all business activities.

Husky is an equal opportunity employer committed to an environment that is free of harassment and violence, and where respectful treatment is the norm. The Husky Diversity and Respectful Workplace Policy applies to all employees and contractors and is updated annually, and mandatory training is required.

As a responsible and constructive member of the communities in which it operates, Husky’s Community Investment Program supports charitable organizations in many communities. The Community Investment Policy provides guidance to ensure that contributions under the Community Investment Program are supported by a consistent and rigorous decision making process and reflect Husky’s core corporate values and business strategy.

Husky has an External Scholarships and Educational Support Policy that encourages the pursuit of advanced education by providing financial assistance to qualified students pursuing studies at a number of post-secondary educational institutions, reinforcing Husky’s commitment to support the communities where it conducts business. The policy includes Husky’s Aboriginal Education Awards Program which assists Aboriginal people in achieving greater career success by encouraging them to pursue an advanced education.

Husky values continued education and professional development and provides employees with opportunities for development and continuing advancement of their skills, knowledge and experience. The Learning and Development policy sets out guidelines, eligibility and support for Husky employees.

Husky is committed to the security and protection of personnel, physical assets, property and information from criminal, hostile or malicious acts, consistent with the corporate Health, Safety and Environment Policy. The Husky Security Policy aims to reduce exposure to security risks and to ensure the consistent application of security measures within Husky.

Husky is committed to ensuring health and safety at work. The ability of every employee or contractor to perform his/her particular job duties satisfactorily and safely is critical to Husky’s continued success. Husky recognizes that the use of illicit drugs and other mood altering substances, and the inappropriate use of alcohol and medications, can have serious adverse effects on job performance and ultimately on the safety and well-being of employees, contractors, customers, the public and the environment. In light of this, and the safety-sensitive nature of our operations, the Husky Alcohol and Drug Policy outlines the standards and expectations associated with alcohol and other drug use, consistent with Husky’s overall safety culture.

The above policies are reviewed annually and are available to employees and contractors on the Company’s intranet. Communication of the policies is provided through direct e-mail and through articles published on the Company’s intranet. Mandatory training is provided as relevant to the policy and the individual’s role via various mechanisms including in-class, web-based and self-serve.

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

The fundamental elements of HOIMS are:

1.	Ensure all levels of management demonstrate leadership and commitment to operational integrity. Define and ensure appropriate accountability for HOIMS throughout the organization.

2.	Prevent incidents by identifying and minimizing workplace and personal health risks. Promote and reinforce all safe behaviours.

AIF 2015	Page 15

3.	Manage risks by performing comprehensive risk assessments to provide essential decision-making information. Develop and implement plans to manage significant risks and impacts to as low as reasonably practical levels.

4.	Be prepared for an emergency or security threat. Identify all necessary actions to be taken to protect people, the environment, the organization’s assets and reputation in the event of an emergency or security threat.

5.	Maintain operations reliability and integrity by use of clearly defined and documented operational, maintenance, inspection and corrosion programs. Seek improvements in process and equipment dependability by systematically eliminating defects and sources of loss.

6.	Provide assurance that personnel possess the necessary competencies, knowledge, abilities and behaviours to perform and demonstrate designated tasks and responsibilities effectively, efficiently and safely.

7.	Report and investigate all incidents. Learn from incidents and use the information to take corrective action and prevent recurrence.

8.	Operate responsibly to minimize the environmental impact of operations. Leave a positive legacy behind when operations cease.

9.	Ensure that risks and exposures from proposed changes are identified, evaluated and managed to remain at an acceptable level.

10.	Identify, maintain and safeguard important information. Ensure personnel can readily access and retrieve information. Promote and encourage constructive dialogue within the organization to share industry recommended practices and acquired knowledge.

11.	Ensure conformance with corporate policies and compliance with all relevant government regulations. Work constructively to influence proposed laws and regulations, and debate on emerging issues.

12.	Design, construct, commission, operate and decommission all assets in a healthy, safe, secure, environmentally sound, reliable and efficient manner.

13.	Ensure contractors and suppliers perform in a manner that is consistent and compatible with Husky’s policies and business performance standards. Ensure contracted services and procured materials meet the requirements and expectations of Husky’s standards.

14.	Confirm that HOIMS processes are implemented and assess whether they are working effectively. Measure progress and continually improve towards meeting HOIMS objectives, targets, and key performance indicators.

Environmental Protection

Husky’s operations are subject to various environmental requirements under federal, provincial, state and local laws and regulations, as well as international conventions. These laws and regulations cover matters such as air emissions, wastewater discharge, non-saline water use, land disturbances and handling and disposal of waste materials. These regulatory requirements have grown in number and complexity over time, covering a broader scope of industry operations and products. In addition to existing requirements, Husky recognizes that there are emerging regulatory frameworks that may have a financial impact on the Company’s operations. See the Risk Factors and Industry Overview sections of this AIF for further details.

Directly and through joint venture partnerships, Husky is a member of several industry associations that collaborate to identify and implement best practices on environmental performance. IPIECA produces guidelines that Husky uses to improve its environmental practices, enhance its strategic planning, engage with regulators and enhance operations. Husky is also a member of the Integrated CO2 Action Network, which is working to improve deployment of carbon capture and storage technologies in Canada. As a member of PTAC, Husky participates in technology research for energy efficiency and emissions reduction. In addition, as an active member of the In-situ Water Technology Development Centre, Husky is developing new technologies to reduce energy and water use. Husky dedicates teams to water management issues, with expertise in hydrogeology, surface water aquatics, hydrology, water treatment and drilling waste management. Husky continues to seek ways to conserve and recycle water, including looking at alternative water sources, recycling produced water and the use of ASP to increase water efficiency. At the Tucker Thermal Facility, produced water is recycled and make up water is sourced from very saline, non-potable groundwater. The Sunrise Energy Project recycles produced water and uses process-affected water from a nearby oil sands operation, after it has been treated, to generate steam for oil recovery.

Ongoing remediation and reclamation work is occurring at approximately 3,500 well sites and facilities. In 2015, Husky spent approximately $98.0 million on ARO, and the Company expects to spend approximately $102 million in 2016 on environmental site closure activities, including abandonment, decommissioning, reclamation and remediation.

AIF 2015	Page 16

The Company completed a review of its ARO provisions, including estimated costs and projected timing of performing the abandonment and retirement operations. The results of this review have been incorporated into the estimated liability as disclosed in Note 16 of the Company’s 2015 audited consolidated financial statements.

At December 31, 2015, Husky had 485 retail locations in its light refined products operations, which consisted of 331 Husky controlled, owned or leased locations and 154 independent retailer locations. Husky has an ongoing environmental monitoring program at owned and leased locations and performs remediation where required. Husky also has ongoing monitoring programs at its Downstream facilities, such as refineries and the Lloydminster Upgrader.

Husky has several “legacy” (inactive facility) sites, ranging from former refineries to retail locations. Management and remediation plans are prepared for these sites based on current and future land use.

As part of the Company’s review of proposed regulations that may affect its business and operations, the Company may from time to time prepare internal analyses of the possible or expected impact of new regulations which analyses are subject to various uncertainties. It is not possible to predict with certainty the amount of additional investment in new or existing facilities required to be incurred in the future for environmental protection or to address regulatory compliance requirements, such as reporting. Although these costs may be significant, Husky does not expect that they will have a material adverse effect on liquidity and financial position over the long-term.

AIF 2015	Page 17

Upstream Operations

Description of Major Properties and Facilities

Husky’s portfolio of Upstream assets includes properties with reserves of light crude oil, medium crude oil, heavy crude oil, bitumen, NGL, natural gas and sulphur.

China

Liwan Gas Project

The Liwan Gas Project includes the natural gas discoveries at the Liwan 3-1, Liuhua 34-2 and Liuhua 29-1 fields within the Contract Area 29/26 exploration block located in the Pearl River Mouth Basin of the South China Sea, approximately 300 kilometres southeast of the Hong Kong Special Administrative Region.

In late 2010, Husky Oil China Ltd. signed a Heads of Agreement with CNOOC, which specified CNOOC’s election to participate in the development of the Block 29/26 discoveries to its maximum 51 percent working interest and key principles to fund, develop and operate the Liwan 3-1 deep water gas field. It was agreed that the project would be separated into deep water and shallow water development projects, with Husky acting as deep water operator and CNOOC acting as shallow water operator. The development plan included the tie-in of the Liuhua 34-2 and Liuhua 29-1 fields into the shallow water infrastructure and that the three fields would share a subsea production system, subsea pipeline transportation and onshore gas processing infrastructure.

AIF 2015	Page 18

In 2013, Husky completed the deep water development of the Liwan 3-1 field. During the same period, CNOOC completed the shallow water central platform standing in approximately 120 metres of water. The CNOOC-operated shallow water development also includes a 261 kilometre shallow water pipeline running from the central platform to the onshore Gaolan Gas Plant. The gas plant includes liquids separation facilities, ten spherical NGL storage tanks, an export jetty, control facilities, as well as administrative and accommodation buildings.

The Liwan 3-1 field commenced production at the end of March 2014. The gas field is currently producing from nine wells to the central platform and on through to the onshore Gaolan Gas Plant. The single production well in the Liuhua 34-2 field was tied into the deep water facilities of the Liwan 3-1 field and commenced production in December 2014. Gas sales from Liwan 3-1 and Liuhua 34-2 averaged 256 mmcf/day and 30 mmcf/day (gross) respectively in 2015. Husky’s share of conventional natural gas production was 175.1 mmcf/day. In May 2015, the Company’s entitlement to Liwan gas and liquids sales was reduced from approximately 76 percent to its equity interest of 49 percent, reflecting the completion of exploration cost recoveries which were originally funded solely by the Company. In 2015, Husky’s share of production from the two fields was 175.1 mmcf/day of conventional natural gas and 9.2 mbbls/day of NGL. Negotiations for the sale of the gas from the Liuhua 29-1 field are being pursued.

Wenchang

The Wenchang field is located in the western Pearl River Mouth Basin, approximately 400 kilometres south of the Hong Kong Special Administrative Region and 100 kilometres east of Hainan Island. Husky holds a 40 percent working interest in two oil fields, which commenced production in July 2002. The Wenchang 13-1 and 13-2 oil fields are currently producing from 32 wells in 100 metres of water into an FPSO stationed between fixed platforms located in each of the two fields. Husky’s share of production averaged 7.3 mbbls/day and 0.2 mbbls/day of light crude oil and NGL, respectively, during 2015. The PSC is due to expire in July 2017, after which Husky will no longer have a working interest in this field.

Block 15/33

Husky executed a PSC in December 2015 for an exploration block offshore China. The 15/33 block is located in the Pearl River Mouth Basin in the South China Sea, about 140 kilometres southeast of the Hong Kong Special Administrative Region and covers an area of 155 square kilometres in water depths of approximately 80 - 100 metres. Husky is the operator of the block during the exploration phase, with a working interest of 100 percent. In the event of a commercial discovery, its partner CNOOC may assume a working interest of up to 51 percent during the development and production phase. Under the PSC, exploration cost recovery from production is to be allocated to Husky. Husky expects to drill two exploration wells in the 2017 timeframe.

Taiwan

In December 2012, Husky signed a joint venture agreement with CPC Corporation, Taiwan, for an exploration block in the South China Sea. The exploration block is located 100 kilometres southwest of the island of Taiwan and covers approximately 10,000 square kilometres. Husky holds a 75 percent working interest during exploration, while CPC Corporation has the right to participate in the development program up to a 50 percent interest.

In 2013 and 2014, Husky completed the minimum 2-D seismic survey obligation required in the joint venture agreement and a number of significant structures have been identified on the block. The Company plans to acquire 3-D seismic survey data on the most attractive structures during 2017.

AIF 2015	Page 19

Indonesia

Madura Strait

Husky has a 40 percent interest in approximately 622,000 acres (2,516 square kilometres) of the Madura Strait Block, located offshore East Java, south of Madura Island, Indonesia. Husky’s two partners are CNOOC, which is the operator and has a 40 percent working interest, and Samudra Energy Ltd., which holds the remaining 20 percent interest through its affiliate, SMS Development Ltd.

In October 2010, the Government of Indonesia approved an extension of the PSC that was originally awarded in 1982. The approval provided a 20-year extension to the contract, which now runs until 2032. The BD field FEED was completed in the second quarter of 2010.

In 2011, CNOOC drilled an appraisal well that confirmed commercial quantities of hydrocarbons in the MDA field. An exploration well was also drilled in 2011 on the MBH field and a new gas field was discovered. The gas sales contracts for the BD field previously signed in 2010 with three gas buyers were amended in 2011. In November 2012, the functions of BP Migas, the Indonesian oil and gas regulator at the time, were temporarily transferred to the Energy and Mineral Resources Ministry and subsequently, a new body, SKK Migas, was established as the new industry regulator. As discussed and agreed with the new regulator, a re-tender for the BD field FPSO was made.

In 2012, the exploration drilling program resulted in discoveries on the MAC, MAX, MDK and MBJ fields. The MDK field has been sanctioned for development while the remaining fields are being evaluated for commercial development potential.

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

In 2014, the tender plans for the combined development project for the MDA-MBH fields were approved by SKK Migas. The Plan of Development for the MDK field to tie into the MDA-MBH combined development was approved by SKK Migas in July 2014. A contract for the lease of an FPSO for the BD field was signed in December 2014.

In 2015, engineering and construction work continued at the liquids-rich BD field where the platform jacket and topsides were successfully set in approximately 55 metres of water in October 2015 and development drilling commenced in November 2015. Construction on the FPSO vessel is in progress and approximately 47 percent complete.

In November 2015, Husky sanctioned the development of the MDA, MBH and MDK gas fields as the GSA for the first tranche of gas from the MDA-MBH development has been signed. In December 2015, the Minister of Energy and Mineral Resources appointed the buyers for the remaining available tranches of gas sales from the three fields

AIF 2015	Page 20

and negotiation of the GSA is planned to commence in 2016. A tendering process is underway for a floating production vessel and related engineering, procurement, construction and installation contracts. Also in November 2015, SKK Migas approved the plan of development for the MAC gas field which was discovered in 2012.

Production from the Madura Strait Block is anticipated in the 2017 timeframe.

North Sumbawa II

Husky executed a PSC in November 2008 with the Government of Indonesia for the North Sumbawa II contract area. Husky holds a 100 percent interest in the North Sumbawa II Block, which is located in the East Java Basin approximately 300 kilometres east of the Madura Strait block and covers an area of 937,300 acres (3,793 square kilometres). In August 2014, Husky gave notice to the Government of Indonesia of its intention to relinquish the PSC. The Government of Indonesia has not yet issued an approval letter for the relinquishment.

Anugerah

Husky executed a PSC in February 2014 with the Government of Indonesia for the Anugerah contract area. Husky holds a 100 percent interest in the Anugerah Block, which is located in the East Java Basin approximately 150 kilometres east of the Madura Strait Block and 220 kilometres west of the North Sumbawa II Block. The block covers an area of 2,030,000 acres (8,215 square kilometres) with main prospective locations in water depths of 800 to 1,300 metres. The PSC requires the acquisition of 2-D and 3-D seismic data during the first three years of the contract.    In 2015, such a seismic acquisition program was carried out and results are being evaluated to determine potential for future drilling opportunities.

Atlantic Region

Husky’s offshore East Coast exploration and development program is focused in the Jeanne d’Arc Basin on the Grand Banks, which contains the Hibernia and Terra Nova fields, the White Rose field and satellite extensions, including North Amethyst, West White Rose and the South White Rose Extensions, and the Flemish Pass Basin, which contains the Mizzen, Bay du Nord and Harpoon discoveries. Husky is the operator of the White Rose field and satellite extensions, and holds an ownership interest in the Terra Nova field as well as in a number of smaller undeveloped fields. Husky also holds significant exploration acreage offshore Newfoundland.

AIF 2015	Page 21

White Rose Oil Field

The White Rose oil field is located 354 kilometres off the coast of Newfoundland and Labrador and approximately 48 kilometres east of the Hibernia oil field on the eastern section of the Jeanne d’Arc Basin. Husky is the operator of the White Rose field and satellite tiebacks, including the North Amethyst, West White Rose and South White Rose extensions. The Company has a 72.5 percent working interest in the core field and a 68.875 percent working interest in the satellite fields.

First oil was achieved at White Rose in November 2005. The White Rose field was the third oil field developed offshore Newfoundland and currently has 10 production wells, 10 water injection wells and three gas storage wells. During 2015, Husky’s light crude oil production from the White Rose field was 18.69 mbbls/day (net Husky share).

On May 31, 2010, first oil was achieved from North Amethyst, the first satellite field extension for the White Rose field. The field is located approximately six kilometres southwest of the SeaRose FPSO. Production flows from North Amethyst to the SeaRose FPSO through a series of subsea flow lines. During 2015, Husky’s light crude oil production from North Amethyst was 6.88 mbbls/day (net Husky share). As of December 31, 2015, the field had five production wells and four water injection wells, representing the base plan for the field. A development plan amendment was approved by regulators in June 2013. In October 2013, Husky received regulatory approval to develop the deeper Hibernia formation at North Amethyst utilizing existing infrastructure. Production from this well was deferred to a future drilling program and is scheduled to be completed in late 2016-early 2017.

Initial production from West White Rose was achieved in September 2011 through a two-well pilot project. These wells have helped provide further information on the reservoir to refine development plans for the full West White Rose field. Husky’s share of light crude oil production from this satellite field was 4.46 mbbls/day (net Husky share) during 2015.

In December 2014, Husky deferred a final investment decision on the West White Rose extension while it re-evaluates concept development plans including a wellhead platform and subsea options. During 2015, government and regulatory approvals were received for a wellhead platform concept, and a graving dock was completed in Argentia, Newfoundland.

Gas injection at the South White Rose extension commenced in the first quarter of 2014, with oil production equipment installed in summer 2014. Production commenced from the South White Rose extension drill centre during 2015, with first oil from the South White Rose extension achieved in June. As at December 31, 2015, the project had two production wells and one gas injection well. Additional wells are planned for full field development. Husky’s share of light crude oil production from this satellite field was 2.12 mbbls/day (net Husky share) during 2015.

Terra Nova Oil Field

The Terra Nova oil field is located approximately 350 kilometres southeast of St. John’s, Newfoundland in 91 to 100 metres of water. The Terra Nova oil field is divided into three distinct areas, known as the Graben, the East Flank and the Far East. Production at Terra Nova commenced in January 2002. Husky’s working interest in the field increased to 13 percent effective December 1, 2010.

As at December 31, 2015, there were 14 development wells drilled in the Graben area, consisting of eight production wells, three water injection wells and three gas injection wells. In the East Flank area there were 14 development wells, consisting of eight production wells and six water injection wells. There is one extended reach producer and an extended reach water injection well in the Far East area. The Operator continues to progress delineation and development opportunities at Terra Nova.

Light crude oil production in 2015 from the Terra Nova field was 4.69 mbbls/day (net Husky share).

Production at Terra Nova in 2015 was impacted by a 54-day turnaround associated with scheduled maintenance and welding in a number of tanks. The turnaround coincided with the major inspection of the Starboard Main Power Generator that was planned for 90 days but completed in 78 days. Production in the field resumed on July 5, 2015.

East Coast Exploration

Husky believes that the Atlantic Region has exploration potential, and that the Company’s position will provide growth opportunities for light crude oil and natural gas development in the medium to long-term. Husky presently holds working interests ranging from 5.8 percent to 73.125 percent in 23 significant discovery areas in the Jeanne d’Arc Basin and the Flemish Pass Basin, offshore Newfoundland and Labrador and Baffin Island.

AIF 2015	Page 22

Husky and its partner are continuing an appraisal drilling program in the area of the Bay du Nord discovery in the Flemish Pass Basin including the ongoing drilling of the Bay d’Espoir exploration well. This program is expected to continue until mid-2016. Husky holds a 35 percent working interest in the Bay du Nord discovery, as well as the previous discoveries in the area at Mizzen and Harpoon.

The Company completed an exploration well on its Aster prospect in the southern Flemish Pass Basin in early 2015. The well did not find commercial quantities of hydrocarbons and has been expensed.

49°0'0"W
48°30'0"W
48°0'0"W
47°30'0"W
47°0'0"W
46°30'0"W
46°0'0"W
48°30'0"N
48°0'0"N
47°30'0"N
47°0'0"N
46°30'0"N
Husky Energy
Offshore Newfoundland
Grand Banks
Kilometers
20 10 0 20 40 60

AIF 2015	Page 23

Greenland

Husky has decided not to elect to enter sub-Period 2 for either of its two ELs offshore West Greenland, and consequently, these licences will expire in 2016. As a result, licences to approximately 5,205,769 gross acres (4,555,048 net acres) of the Company’s undeveloped landholdings in Greenland will be subject to expiry in 2016.

AIF 2015	Page 24

Heavy Oil

Lloydminster Heavy Oil and Gas

The majority of Husky’s heavy oil assets are located in the Lloydminster region of Alberta and Saskatchewan, with lands consisting of approximately two million acres. This extensive land position spans most of the productive oil fields in the area, all within 100 kilometres of the City of Lloydminster. The Company operates over 4,500 wells in the area, with a 100 percent working interest in the majority of these wells. Husky’s operations are supported by a network of Husky owned oil treating facilities and pipelines that transport heavy crude oil from the field locations to the Husky Lloydminster Asphalt Refinery, the Husky Lloydminster Upgrader and the third-party pipeline systems at Hardisty, Alberta, providing full integration with the Company’s Upstream Infrastructure and Marketing and Downstream businesses.

The Company’s horizontal drilling program in 2015 included the completion of 36 wells. In response to market conditions, Husky reduced the development activity in both the Horizontal and CHOPS programs and focused on retaining its land base. The 2015 program consisted of drilling three horizontal and three CHOPS wells in addition to the completion of 36 horizontal wells. The Company is planning to drill one horizontal oil well in 2016.

Production of heavy oil from the Lloydminster area uses a variety of techniques including CHOPS, horizontal well technology, CSS and SAGD production methods. Husky is pursuing a significant expansion of its Heavy Oil thermal production while ramping down its CHOPS production. Heavy crude oil production from the area comprised of 43.3 mbbls/day using CHOPS technologies, 11.5 mbbls/day from horizontal technologies, 48.4 mbbls/day from Husky’s thermal operations and 2.1 mbbls/day from the heavy oil waterflooded fields in the Wainwright and Wildmere areas. Husky also produces natural gas from numerous small shallow pools in the Lloydminster region and recovers solution gas produced from heavy crude oil wells. During 2015, Husky’s gross conventional natural gas production from the Lloydminster region averaged 17.5 mmcf/day.

Production costs of heavy crude oil from thermal developments in Lloydminster averaged $11.17/bbl in 2015. Heavy crude oil production averaged 56.7 mbbls/day in the fourth quarter of 2015 and is expected to increase to 58.7 mbbls/day by the end of 2016 with three new projects coming online throughout the year.

Construction was completed at the Rush Lake thermal development with first oil achieved in July 2015. Production commenced ahead of schedule with production from the development reaching a year end exit rate of 13,900 bbls/day, exceeding its design capacity which was revised in 2015 from 10,000 bbls/day to 12,000 bbls/day to include 2,000 bbls/day from the Rush Lake Pilot Project.

Construction continued at the two 10,000 bbls/day Edam East and Vawn and the 4,500 bbls/day Edam West heavy oil thermal developments. Production from Edam East is expected in the second quarter of 2016 and from Vawn and Edam West in the third quarter of 2016.

Husky’s Lloydminster Heavy Oil and Gas thermal bitumen best estimate contingent resources consist of 250 million barrels of economic development pending contingent resources and 570 million barrels of economic status undetermined development unclarified contingent resources. The figures represent Husky’s working interest volumes. The development pending category consists of seven SAGD projects and one combined SAGD and CSS project that have been scheduled for initial production starting in 2019 through to 2024. The first two projects have a total capital cost to first production of $800 million based upon the pre-development studies. The economic status undetermined development unclarified projects require additional technical and commercial analysis of the conceptual SAGD or CSS studies. Of these, the first project requires $0.4 billion to achieve commercial production in 2030. The remaining projects are to be developed over more than 50 years in accordance with the conceptual studies for this large resource. In total, 220 million barrels of heavy crude oil are based upon pre-development studies while an additional 600 million barrels of heavy crude oil are based upon conceptual plans.

Specific contingencies preventing the classification of contingent resources at the Company’s Lloydminster Heavy Oil thermal contingent resources as reserves include the need for further reservoir studies, delineation drilling, verification of sub-zone continuity and quality that would enable feasible implementation of a thermal scheme, the formulation of concrete development plans and facility designs to pursue development of the large inventory of opportunities, the Company’s capital commitment, development over a time frame much greater than the reserve timing window and regulatory applications and approvals. Positive and negative factors relevant to the contingent resource estimates include potential reservoir heterogeneity in sub-zones which may limit the applicability of thermal schemes, a higher level of uncertainty in the estimates as a result of lower drilling density in some projects and current lack of development plans in the unclarified contingent resources. The main risks are the low well

AIF 2015	Page 25

density and the associated geological uncertainties in certain projects, the production performance and recovery long term, future commodity prices and the capital costs associated with wells and facilities planned over an extended future period of time.

Non-Thermal Enhanced Oil Recovery

Husky operated five solvent EOR pilot programs in 2015 and a CO2 capture and liquefaction plant at the Lloydminster Ethanol Plant. This liquefied CO2 is used in the ongoing EOR piloting program.

Tucker Oil Sands Project

Tucker is an in-situ SAGD oil sands project located 30 kilometres northwest of Cold Lake, Alberta that commenced production at the end of 2006. Bitumen production from Tucker averaged 11.5 mbbls/day in 2015 and 15.2 mbbls/day in the fourth quarter. Several applications to the AER have been approved or are proceeding for additional drilling and field development through 2016.

Development of the newly identified Colony formation continued in the Cold Lake region at the Tucker thermal project. The Colony formation has similar characteristics to heavy oil reservoirs in the Lloydminster region and is suitable for development using thermal technology. First steam at the Colony formation commenced in the first quarter of 2016 with first production expected in the second quarter.

McMullen Thermal Development

Husky will commence oil sands evaluation drilling at McMullen in the first quarter of 2016 to further progress the play. McMullen is a thermal play in the Wabiskaw formation covering over 130 sections southwest of Wabasca. Husky has a working interest of 100 percent.

McMullen contains best estimate economic development pending contingent resources of 44 million barrels of bitumen for Phase 1 of the development with a further 1.3 billion barrels of bitumen of best estimate economic status undetermined development unclarified contingent resources. The cost to first production for Phase 1, based upon the pre-development study, is approximately $512 million for the initial commercial demonstration facility and HCSS wells in 2025. The subsequent phases are based upon a conceptual development plan at this time and each has the same capital estimate with initial production scheduled for 2030 for Phase 2. The remaining commercial facilities and wells will be developed over more than 50 years in accordance with the conceptual study for this large resource. The development of these projects depends on the results of the technical analysis, future heavy oil prices and the Company’s commitment to dedicate capital to this large inventory of projects.

Specific contingencies preventing the classification of contingent resources at the McMullen thermal development project as reserves include the need for further reservoir studies, delineation drilling, facility design, preparation of firm development plans, regulatory applications and approvals and Company approvals. Positive and negative factors relevant to the estimates of these resources include a higher level of uncertainty in the estimates as a result of lower core-hole drilling density. The main risks are the low well density and the associated geological uncertainties, the production performance and recovery long term and the capital costs associated with wells and facilities planned over an extended future period of time.

Oil Sands

Sunrise Energy Project

On March 31, 2008, Husky and BP completed a transaction that created an integrated North American oil sands business. The business is comprised of a 50/50 partnership to develop the Sunrise Energy Project, operated by Husky, and a 50/50 limited liability company for the BP-Husky Toledo Refinery, operated by BP.

The Sunrise Energy Project is an in-situ SAGD oil sands project located in the Athabasca region of northern Alberta. The project will be developed in multiple phases with Phase 1 consisting of two 30,000 bbls/day steam plants (Plants 1A and 1B). The project was sanctioned in 2010 and Husky awarded major engineering and construction contracts for the central processing and field facilities. During 2010, the partnership reached an agreement on the movement of diluted bitumen to market and transportation of diluent to the Sunrise oil sands site. Development drilling of all planned SAGD horizontal well pairs for Phase 1 was completed in 2012. Construction of the CPFs and field facilities was substantially completed in 2014. Steaming from Plant 1A commenced in late 2014, and first oil was achieved in the first quarter of 2015, with bitumen production from the project averaging 6,400 bbls/day gross

AIF 2015	Page 26

(3,200 bbls/day net Husky share) in 2015. Steaming commenced at Plant 1B in the third quarter of 2015 and construction was completed in the first quarter of 2016. As at the end of December 2015 there were approximately 55 producing well pairs. Bitumen production from the Sunrise Energy Project is expected to ramp up to 60,000 bbls/day (30,000 bbls/day net Husky share) around the end of 2016. Regulatory approval is in place to expand the project to a total of 200,000 bbls/day (100,000 bbls/day net Husky share).

Undeveloped Oil Sands Assets

Husky holds in excess of 600,000 acres in net undeveloped oil sands leases and has a 100 percent working interest in all except in Athabasca South, in which the Company has a 50 percent working interest. The undeveloped oil sands leases include the Saleski asset covering more than 241,000 acres located north of Wabasca, Alberta.

Saleski contains best estimate economic development on hold contingent resources of 10 billion barrels of bitumen in the Grosmont formation. Based on a pre-development study it is estimated that a total cost of approximately $825 million would be required to develop the initial commercial facility and corresponding HCSS wells with first production scheduled in 2025. Due to the large extent of the resource, staged development of additional facilities and wells are included in the pre-development study and extend the overall estimated production life beyond 50 years. The development is on hold due to low bitumen prices and future development will depend on prices and the Company’s commitment to dedicate capital to this project.

Specific contingencies preventing the classification of contingent resources at the Saleski oil sands project as reserves include the need for further reservoir studies, delineation drilling, facility design, preparation of firm development plans, regulatory applications and Company approvals. Positive and negative factors relevant to the estimate of contingent resources include a higher level of uncertainty in the estimates as a result of lower core-hole drilling density. The main risks are the low well density and the associated geological uncertainties, the production performance and long term recovery and the capital costs associated with wells and facilities planned over an extended future period of time.

Western Canada (excluding Heavy Oil and Oil Sands)

Northwest

Western Canada northwest development operations are located primarily in north and central Alberta from the foothills in western Alberta to Slave Lake and Grande Prairie in northern Alberta. Husky operates 85 facilities in the area, including the Ram River Gas Plant in which the Company has an average 85 percent working interest. Production in 2015 from the northwest operations consisted of approximately 5.6 mbbls/day of light and medium crude oil, 4.9 mbbls/day of heavy crude oil, 5.2 mbbls/day of NGL and 254.8 mmcf/day of conventional natural gas.

The area is heavily weighted to natural gas production at approximately 73 percent. Husky is pursuing liquids-rich natural gas development opportunities within the existing asset portfolio including developments with emerging liquids-rich gas plays in the Strachan and Kakwa areas.

Conventional crude oil production primarily centers around heavy oil at McMullen which is located approximately 40 kilometres southwest of Wabasca, Alberta. The McMullen conventional development is currently producing approximately 4.0 mboe/day of heavy crude oil. No development was carried out in 2015.

Resource oil development centers around the Cardium oil play in the Wapiti area south of the city of Grand Prairie, Alberta utilizing horizontal well and multi-stage fracturing technology to unlock crude oil reserves in the Cardium zone. During 2015, production for the play averaged 1.4 mbbls/day of light crude oil, 0.8 mbbls/day of NGL and 5.0 mmcf/day of conventional natural gas. No development was carried out in 2015.

Husky also progressed development of two major liquids rich gas resource plays. During 2015, production from the Strachan Cardium play near Rocky Mountain House averaged 1.2 mbbls/day of NGL and 19.5 mmcf/day of conventional natural gas with five new horizontal wells (gross) drilled and put on production in 2015.

The Kakwa Wilrich liquids rich gas resource play south of Grande Prairie is a non-operated asset with Husky’s partner, where Husky has a 50 percent working interest. This is a new development play where four wells were drilled and five wells were completed and put on production during the year. During 2015, production for the play averaged 0.6 mbbls/day and 26.2 mmcf/day of NGL and conventional natural gas, respectively (net Husky share). Plans for 2016 include drilling three additional wells to grow production to 7.5 mboe/d (net Husky share).

AIF 2015	Page 27

Southeast

Husky’s Western Canada southeast development operations are located primarily in southern Alberta and southern Saskatchewan. Husky operates 68 crude oil and 27 gas facilities in the area. Production in 2015 from these operations averaged 21.0 mbbls/day of light and medium crude oil, 9.6 mbbls/days of heavy crude oil, 0.7 mbbls/day of NGL and 57.5 mmcf/day of conventional natural gas. Husky’s resource oil drilling programs target medium productivity reservoirs enhanced by utilizing horizontal drilling and multiple-stage fracturing treatments. The Company currently has approximately 100 wells producing from the plays.

Husky applies ASP EOR process at Warner in southern Alberta and at Gull Lake and Fosterton in southern Saskatchewan. In addition, Husky holds a 20.3 percent non-operated working interest in the Instow, Saskatchewan ASP flood. Production in 2015 from this ASP EOR process was approximately 1.2 mbbls/day of medium crude oil, 1.8 mbbls/day of heavy crude oil and 0.1 mmcf/day of conventional natural gas.

Development of the Bakken and Torquay formations was curtailed in 2015 for southeast Saskatchewan due to the economic conditions in the oil and gas industry. In this area, Husky tied in five oil wells and brought two wells on production, operated and monitored the gas injection pilot and completed infrastructure construction at Oungre East to support continued development. Light crude oil production from the Oungre property during 2015 was approximately 1.3 mboe/day.

Gas Resource Development

Gas resource development operations are located primarily in northern Alberta in the Edson and Grande Prairie regions and include Husky’s two primary assets, the Ansell/Galloway area and the Duvernay formation at Kaybob. Husky’s production in 2015 from the Ansell/Galloway area averaged 2.2 mbbls/day of NGL and 106.8 mmcf/day of conventional natural gas. To date, the Company has drilled and completed over 375 wells (gross) at Ansell including 25 wells (gross) drilled and 28 wells (gross) completed in 2015. In the Kaybob area, production averaged 0.3 mbbls/day of NGL and 2.3 mmcf/day of conventional natural gas in 2015. Eleven wells (gross) have been drilled in the area with no drilling activity in 2015.

The Ansell liquids-rich natural gas resource play is located in the deep basin Cretaceous formations of west-central Alberta, and Husky has an average 92 percent working interest. Husky is actively developing Ansell. This producing property contains best estimate economic development pending contingent resources of 400 million barrels of oil equivalent, comprised of 2.2 tcf of natural gas and 48 million barrels of NGL. The initial contingent resource wells are scheduled to be drilled starting in 2023, following the development of the proved and probable reserves. The cost to achieve initial commercial production is the cost of the first well of $7 million. The remaining wells (approximately 500 working interest wells) will be drilled over the next 10 to 20 years in accordance with the pre-development study for the resource play.

Specific contingencies preventing the classification of contingent resources in the Ansell liquids-rich resource play as reserves include the timing of development which is outside the timing allowed for booking as reserves and final Company approvals of capital expenditures. Positive and negative factors relevant to the estimate of Ansell contingent resources include a lower level of uncertainty in the estimates as a result of the large number of producing wells, extensive production history from the property, Husky’s large contiguous land base and Husky’s ownership of existing infrastructure in the area. Key risks include the performance of future wells when the play is expanded and reducing costs to achieve optimal results in a low gas and natural gas liquids price environment.

Rainbow Development

Rainbow Lake, located approximately 700 kilometres northwest of Edmonton, Alberta, is the site of Husky’s largest light oil production operation in Western Canada. Husky’s production for 2015 from the Rainbow Lake district averaged 7.6 mbbls/day of light crude oil, 0.5 mbbls/day of NGL and 75.0 mmcf/day of conventional natural gas.

The Company holds a 50 percent interest in a 90 megawatt natural gas fired cogeneration facility adjacent to Husky’s Rainbow Lake processing plant. The cogeneration facility produces electricity for the Power Pool of Alberta and thermal energy, or steam, for the Rainbow Lake processing plant. Results from this joint venture are included in Upstream Exploration and Production.

AIF 2015	Page 28

Northwest Territories

Husky holds two ELs acquired in 2011 in the Northwest Territories at the Slater River Canol shale play. Husky holds licences to 483,000 gross acres (466,000 net acres) in the Northwest Territories. Two vertical pilot wells were drilled, completed and flow tested in 2012. These wells satisfied the requirements to extend the term of both the ELs to the full nine year term. The Company acquired a 220 square kilometre multi-component 3-D seismic survey in 2012, and construction of an all season access road was completed in 2014. Husky continues to review options regarding this play.

AIF 2015	Page 29

Distribution of Oil and Gas Production

Crude Oil and NGL

Husky provides heavy crude oil feedstock to its Upgrader and its Asphalt Refinery, which are located at Lloydminster, Alberta/Saskatchewan. The Upgrader and Asphalt Refinery process the majority of Husky’s heavy crude oil production from the Lloydminster area. Husky also purchases third-party volumes. Husky markets heavy crude oil production directly to refiners located in the mid-west and eastern United States and Canada in addition to the BP-Husky Toledo Refinery. Husky markets its light and synthetic crude oil production to third-party refiners in Canada, the United States and Asia in addition to Husky’s Lima Refinery. NGL is sold to petrochemical end users, retail and wholesale distributors and refiners in North America.

Husky markets third-party volumes of crude oil, synthetic crude oil and NGL in addition to its own production. For a discussion of Husky’s distribution methods associated with crude oil and NGL, see “Commodity Marketing”.

Natural Gas

The following table shows the distribution of Husky’s gross average daily natural gas production for the years indicated. The Company markets third-party natural gas production in addition to its own production. In North America, natural gas is sold to end users and retail and wholesale distributors.

	Years Ended December 31,
	2015	2014	2013
	(mmcf/day)
Sales Distribution
United States	218	183	141
Canada	113	138	198

	331	321	339

Sales to Aggregators	—	—	2
Internal Use (1)	183	186	172

	514	507	513

(1)	Husky consumes natural gas for fuel at several of its facilities.

AIF 2015	Page 30

Disclosures of Oil and Gas Activities

Production History

	Year Ended	Three Months Ended
Average Gross Daily Production	Dec 31, 2015	Dec 31, 2015	Sep 30, 2015	Jun 30, 2015	Mar 31, 2015
Canada - Western Canada
Light and Medium Crude Oil (mbbls/day)	36.4	34.4	35.0	37.3	38.8
Heavy Crude Oil (mbbls/day)	69.1	66.7	67.9	70.0	71.9
Bitumen (mbbls/day)(1)	63.1	79.0	66.7	50.3	55.7
Conventional Natural Gas (mmcf/day)	513.9	507.9	505.0	518.8	524.2
NGL (mbbls/day)	8.8	8.6	8.4	8.7	9.7
Canada - Atlantic Region
Light and Medium Crude Oil (mbbls/day)	36.8	43.5	29.6	32.6	41.7
China - Asia Pacific Region(2)
Light and Medium Crude Oil (mbbls/day)	7.3	6.4	7.5	7.4	8.0
Conventional Natural Gas (mmcf/day)	175.1	152.8	152.7	202.8	192.8
NGL (mbbls/day)	9.4	8.3	8.3	10.3	10.7

Total Gross Production (mboe/day)	345.7	357.0	333.0	336.9	356.0

	Year Ended	Three Months Ended
Average Gross Daily Production	Dec 31, 2014	Dec 31, 2014	Sep 30, 2014	Jun 30, 2014	Mar 31, 2014
Canada - Western Canada
Light and Medium Crude Oil (mbbls/day)	41.8	40.7	41.4	40.5	44.9
Heavy Crude Oil (mbbls/day)	76.8	77.5	76.1	78.1	75.5
Bitumen (mbbls/day) (1)	54.6	55.7	56.2	54.6	52.0
Conventional Natural Gas (mmcf/day)	506.8	521.3	509.3	490.6	505.9
NGL (mbbls/day)	9.8	10.2	9.1	9.6	10.2
Canada - Atlantic Region
Light and Medium Crude Oil (mbbls/day)	44.6	43.4	37.3	47.6	50.3
China - Asia Pacific Region(2)
Light and Medium Crude Oil (mbbls/day)	4.8	7.4	2.7	0.3	8.6
Conventional Natural Gas (mmcf/day)	114.2	180.2	161.0	113.0	—
NGL (mbbls/day)	4.2	7.8	6.6	2.3	0.1

Total Gross Production (mboe/day)	340.1	359.6	341.1	333.6	325.9

	Year Ended	Three Months Ended
Average Gross Daily Production	Dec 31, 2013	Dec 31, 2013	Sep 30, 2013	Jun 30, 2013	Mar 31, 2013
Canada - Western Canada
Light and Medium Crude Oil (mbbls/day)	43.7	44.1	43.4	42.6	44.5
Heavy Crude Oil (mbbls/day)	74.5	75.9	75.3	72.3	74.4
Bitumen (mbbls/day) (1)	47.7	46.7	48.0	48.3	47.9
Conventional Natural Gas (mmcf/day)	512.7	503.8	505.5	504.7	537.3
NGL (mbbls/day)	9.2	9.4	9.0	8.9	9.2
Canada - Atlantic Region
Light and Medium Crude Oil (mbbls/day)	44.1	40.9	41.7	46.1	47.9
China - Asia Pacific Region
Light and Medium Crude Oil (mbbls/day)	7.2	7.1	6.7	7.5	7.6
NGL (mbbls/day)	0.1	0.2	0.1	0.1	0.2

Total Gross Production (mboe/day)	312.0	308.3	308.5	309.9	321.3

(1)	Bitumen includes production from heavy oil thermal developments and the Tucker thermal development located near Cold Lake, Alberta. Bitumen production includes heavy oil thermal average daily gross production of 48.4 mbbls/day, 43.8 mbbls/day and 37.4 mbbls/day for the years ended December 31, 2015, 2014, and 2013, respectively.
(2)	Reported production volumes include the Company’s entitlement share of production from the Liwan Gas Project which was approximately 76 percent up until late May 2015 and then reduced to its equity interest of 49 percent, reflecting the completion of exploration cost recoveries from the Liwan 3-1 field which were originally funded solely by the Company.

AIF 2015	Page 31

Netback Analysis

The following tables show Husky’s netback analysis by product and area:

	Year Ended	Three Months Ended
Average Per Unit Amounts	Dec 31, 2015	Dec 31, 2015	Sept 30, 2015	June 30, 2015	Mar 31, 2015
Company Total
Sales volume (mboe/day)	345.7	357.0	333.0	336.9	356.0
Price Received ($/boe)	$41.06	$34.89	$39.45	$49.50	$40.84
Royalties ($/boe)	$3.43	$2.60	$2.70	$4.37	$4.04
Production Costs ($/boe)	$15.14	$14.51	$15.52	$15.72	$14.87
Transportation Costs ($/boe)	$0.49	$0.50	$0.51	$0.48	$0.48

Operating netback ($/boe)	$22.00	$17.28	$20.72	$28.93	$21.45

Light and Medium Crude Oil ($/bbl)
Canada - Western Canada
Price Received	$48.49	$42.60	$45.33	$61.55	$42.98
Royalties	$5.30	$4.86	$4.74	$5.90	$5.61
Production Costs	$26.92	$27.96	$25.04	$27.04	$27.58

Operating netback	$16.27	$9.78	$15.55	$28.61	$9.79

Canada - Atlantic Canada
Price Received	$65.89	$54.12	$64.98	$79.25	$68.55
Royalties	$7.43	$5.26	$4.39	$10.55	$9.48
Production Costs	$16.76	$15.31	$20.94	$19.20	$13.36
Transportation Costs (1)	$2.58	$2.19	$3.14	$2.69	$2.50

Operating netback	$39.12	$31.36	$36.51	$46.81	$43.21

Canada - Total
Price Received (1)	$55.94	$47.81	$52.87	$68.55	$54.92
Royalties	$6.37	$5.08	$4.57	$8.07	$7.61
Production Costs	$21.81	$20.90	$23.17	$23.39	$20.22

Operating netback	$27.76	$21.83	$25.13	$37.09	$27.09

China(2)
Price Received	$60.80	$52.69	$53.54	$71.75	$64.00
Royalties	$3.12	$3.78	$0.73	$4.10	$3.40
Production Costs	$11.71	$13.53	$11.64	$9.67	$12.13

Operating netback	$45.97	$35.38	$41.17	$57.98	$48.47

Total
Price Received (1)	$56.37	$48.18	$52.94	$68.85	$55.73
Royalties	$6.07	$4.99	$4.17	$7.69	$7.23
Production Costs	$20.90	$20.34	$21.97	$22.12	$19.49

Operating netback	$29.40	$22.85	$26.80	$39.04	$29.01

Heavy Crude Oil ($/bbl)
Canada - Western Canada
Price Received	$37.16	$28.71	$36.51	$50.21	$32.97
Royalties	$4.44	$2.62	$4.02	$6.11	$4.93
Production Costs	$18.16	$18.30	$18.09	$17.57	$18.88

Operating netback	$14.56	$7.79	$14.40	$26.53	$9.16

Bitumen ($/bbl)
Canada - Western Canada
Price Received	$34.47	$25.67	$33.86	$48.45	$34.97
Royalties	$2.92	$1.39	$3.30	$4.33	$3.40
Production Costs	$14.94	$12.14	$15.19	$18.75	$15.16
Transportation Costs(1)	$1.20	$1.08	$1.14	$1.46	$1.22

Operating netback	$15.41	$11.06	$14.23	$23.91	$15.19

AIF 2015	Page 32

	Year Ended	Three Months Ended
Average Per Unit Amounts	Dec 31, 2015	Dec 31, 2015	Sept 30, 2015	June 30, 2015	Mar 31, 2015
Conventional Natural Gas ($/mcf)
Canada - Western Canada
Price Received	$2.67	$2.43	$2.77	$2.76	$2.81
Royalties	$(0.08)	$(0.03)	$(0.23)	$(0.04)	$0.00
Production Costs	$2.08	$2.01	$2.10	$2.05	$2.13

Operating netback	$0.67	$0.45	$0.90	$0.75	$0.68

China(2)
Price Received	$14.98	$15.76	$15.51	$14.50	$14.43
Royalties	$0.81	$0.96	$0.81	$0.75	$0.76
Production Costs	$0.77	$0.81	$0.90	$0.92	$0.51

Operating netback	$13.40	$13.99	$13.80	$12.83	$13.16

Total
Price Received	$5.80	$5.51	$5.76	$6.09	$5.96
Royalties	$0.13	$0.18	$0.04	$0.19	$0.21
Production Costs	$1.74	$1.72	$1.82	$1.75	$1.69

Operating netback	$3.93	$3.61	$3.90	$4.15	$4.06

Natural Gas Liquids ($/bbl)
Canada - Western Canada
Price Received	$34.08	$32.46	$32.53	$38.84	$32.66
Royalties	$7.75	$7.55	$8.41	$7.96	$7.18
Production Costs	$12.26	$11.99	$12.25	$12.26	$12.55

Operating netback	$14.07	$12.92	$11.87	$18.62	$12.93

China
Price Received	$56.99	$52.91	$53.92	$62.55	$56.71
Royalties	$3.19	$2.99	$2.75	$3.46	$3.16
Production Costs	$4.78	$5.09	$5.36	$5.58	$3.24

Operating netback	$49.02	$44.83	$45.81	$53.51	$50.31

Total
Price Received	$45.88	$42.46	$43.18	$51.97	$45.29
Royalties	$5.39	$5.31	$5.74	$5.51	$5.07
Production Costs	$8.39	$8.60	$8.82	$8.58	$7.66

Operating netback	$32.10	$28.55	$28.62	$37.88	$32.56

(1)	Transportation costs are shown separately from price in Canada – Atlantic Region and the Sunrise Energy Project. Transportation costs for Canada – Atlantic Region and the Sunrise Energy Project are netted against price when calculating Canada – Total and Total Light and Medium Crude Oil.
(2)	Reported production volumes include the Company’s entitlement share of production from the Liwan Gas Project which was approximately 76 percent up until late May 2015 and then reduced to its equity interest of 49 percent, reflecting the completion of exploration cost recoveries from the Liwan 3-1 field which were originally funded solely by the Company.

AIF 2015	Page 33

	Year Ended	Three Months Ended
Average Per Unit Amounts	Dec 31, 2014	Dec 31, 2014	Sept 30, 2014	June 30, 2014	Mar 31, 2014
Company Total
Sales volume (mboe/day)	340.1	359.6	341.1	333.6	325.9
Price Received ($/boe)	$67.38	$55.53	$68.35	$74.70	$72.21
Royalties ($/boe)	$8.30	$5.35	$8.33	$9.97	$9.87
Production Costs ($/boe)	$16.12	$15.07	$16.61	$15.68	$17.21
Transportation Costs ($/boe)	$0.33	$0.27	$0.36	$0.35	$0.32

Operating netback ($/boe)	$42.63	$34.84	$43.05	$48.70	$44.81

Light and Medium Crude Oil ($/bbl)
Canada - Western Canada
Price Received	$89.65	$72.15	$88.49	$94.27	$88.61
Royalties	$11.66	$8.13	$14.07	$13.24	$12.79
Production Costs	$32.29	$29.01	$28.62	$28.83	$27.37

Operating netback	$45.70	$35.01	$45.80	$52.20	$48.45

Canada - Atlantic Canada
Price Received	$107.50	$77.49	$105.24	$122.62	$121.27
Royalties	$18.43	$6.17	$18.28	$25.15	$22.87
Production Costs	$13.38	$13.55	$17.86	$10.52	$12.59
Transportation Costs (1)	$2.49	$2.27	$3.32	$2.48	$2.07

Operating netback	$73.20	$55.50	$65.78	$84.47	$83.74

Canada - Total
Price Received (1)	$95.34	$72.23	$94.85	$108.25	$104.75
Royalties	$15.61	$8.02	$16.14	$19.74	$18.16
Production Costs	$20.35	$19.96	$23.52	$18.94	$19.57

Operating netback	$59.38	$44.25	$55.19	$69.57	$67.02

China(2)
Price Received	$95.69	$67.40	$102.45	$115.85	$117.20
Royalties	$18.64	$4.23	$29.20	$21.26	$28.29
Production Costs	$12.97	$12.50	$14.54	$84.10	$9.72

Operating netback	$64.08	$50.67	$58.71	$10.49	$79.19

Total
Price Received (1)	$95.37	$71.61	$95.11	$108.27	$105.81
Royalties	$15.78	$7.73	$16.58	$19.74	$19.00
Production Costs	$19.96	$19.12	$23.21	$19.22	$18.75

Operating netback	$59.63	$44.76	$55.32	$69.31	$68.06

Heavy Crude Oil ($/bbl)
Canada - Western Canada
Price Received	$71.91	$58.86	$77.29	$79.45	$72.18
Royalties	$9.07	$7.72	$9.79	$9.88	$8.59
Production Costs	$20.89	$19.43	$21.50	$20.03	$22.70

Operating netback	$41.95	$31.71	$46.00	$49.54	$40.89

Bitumen ($/bbl)
Canada - Western Canada
Price Received	$70.57	$58.21	$75.50	$77.97	$70.78
Royalties	$6.30	$5.39	$6.85	$6.93	$6.03
Production Costs	$13.10	$12.11	$12.64	$12.71	$15.07

Operating netback	$51.17	$40.71	$56.01	$58.33	$49.68

AIF 2015	Page 34

	Year Ended	Three Months Ended
Average Per Unit Amounts	Dec 31, 2014	Dec 31, 2014	Sept 30, 2014	June 30, 2014	Mar 31, 2014
Conventional Natural Gas ($/mcf)
Canada - Western Canada
Price Received	$4.41	$3.99	$4.00	$4.86	$4.82
Royalties	$0.22	$0.11	$0.19	$0.39	$0.18
Production Costs	$2.07	$2.08	$2.02	$2.17	$2.03

Operating netback	$2.12	$1.80	$1.79	$2.30	$2.61

China(2)
Price Received	$13.03	$13.18	$12.78	$13.04	—
Royalties	$0.64	$0.69	$0.55	$0.68	—
Production Costs	$1.16	$1.07	$1.58	$0.60	—

Operating netback	$11.23	$11.42	$10.65	$11.76	—

Total
Price Received	$5.99	$6.37	$6.11	$6.42	$4.82
Royalties	$0.30)	$0.26	$0.28	$0.44	$0.18
Production Costs	$1.90	$1.88	$1.89	$1.87	$2.03

Operating netback	$3.79	$4.23	$3.94	$4.11	$2.61

Natural Gas Liquids ($/bbl)
Canada - Western Canada
Price Received	$67.85	$50.27	$65.13	$71.02	$85.27
Royalties	$15.14	$10.74	$15.47	$15.66	$18.84
Production Costs	$12.18	$12.15	$11.95	$12.79	$11.84

Operating netback	$40.53	$27.38	$37.71	$42.57	$54.59

China
Price Received	$83.16	$71.00	$95.25	$98.45	$100.01
Royalties	$4.40	$3.89	$4.60	$5.75	$5.60
Production Costs	$7.34	$7.97	$8.95	$3.33	$9.72

Operating netback	$71.42	$59.14	$81.70	$89.37	$84.69

Total
Price Received	$72.61	$59.42	$77.85	$76.26	$85.16
Royalties	$11.89	$7.77	$10.83	$13.70	$18.75
Production Costs	$10.71	$10.32	$10.69	$10.98	$11.83

Operating netback	$50.01	$41.33	$56.33	$51.58	$54.58

(1)	Transportation costs are shown separately from price in Canada – Atlantic Region. This cost category is netted against price when calculating Canada – Total and Total Light and Medium Crude Oil.
(2)	Reported production volumes include the Company’s entitlement share of production from the Liwan Gas Project which was approximately 76 percent up until late May 2015 and then reduced to its equity interest of 49 percent, reflecting the completion of exploration cost recoveries from the Liwan 3-1 field which were originally funded solely by the Company.

AIF 2015	Page 35

Producing and Non-Producing Wells (1)(2)(3)

Producing Wells

	Oil Wells		Natural Gas Wells		Total
	Gross	Net	Gross	Net	Gross	Net
Canada
Alberta	3,929	3,157	5,220	3,774	9,149	6,931
Saskatchewan	5,380	4,535	1,262	1,139	6,642	5,674
British Columbia	195	57	297	263	492	320
Newfoundland	21	6	—	—	21	6

	9,525	7,755	6,779	5,176	16,304	12,931

International
China	32	13	10	5	42	18
Libya	3	1	—	—	3	1

	35	14	10	5	45	19

As at December 31, 2015	9,560	7,769	6,789	5,181	16,349	12,950

Canada
Alberta	4,208	3,444	5,312	3,846	9,520	7,290
Saskatchewan	6,273	5,356	1,345	1,220	7,618	6,576
British Columbia	199	57	296	260	495	317
Newfoundland	21	6	—	—	21	6

	10,701	8,863	6,953	5,326	17,654	14,189

International
China	28	11	10	5	38	16
Libya	3	1	—	—	3	1

	31	12	10	5	41	17

As at December 31, 2014	10,732	8,875	6,963	5,331	17,695	14,206

Canada
Alberta	4,236	3,475	5,445	3,968	9,681	7,443
Saskatchewan	6,683	5,744	1,374	1,249	8,057	6,993
British Columbia	198	56	304	266	502	322
Newfoundland	21	6	—	—	21	6

	11,138	9,281	7,123	5,483	18,261	14,764

International
China	29	11	—	—	29	11
Libya	3	1	—	—	3	1

	32	12	—	—	32	12

As at December 31, 2013	11,170	9,293	7,123	5,483	18,293	14,776

Non-Producing Wells

	2015
	Oil Wells		Natural Gas Wells		Total
	Gross	Net	Gross	Net	Gross	Net
Canada	8,180	7,463	1,918	1,558	10,098	9,021

(1)	The number of gross wells is the total number of wells in which Husky owns a working interest. The number of net wells is the sum of the fractional interests owned in the gross wells. Productive wells are those producing or capable of producing at December 31, 2015.
(2)	The above table does not include producing wells in which Husky has no working interest but does have a royalty interest. At December 31, 2015, Husky had a royalty interest in 4,297 wells, of which 1,633 were oil producers and 2,664 were gas producers.
(3)	For purposes of the table, multiple completions are counted as a single well. Where one of the completions in a given well is an oil completion, the well is classified as an oil well. In 2015, there were 1,243 gross and 1,105 net oil wells and 294 gross and 184 net natural gas wells that were completed in two or more formations and from which production is not commingled.

AIF 2015	Page 36

Landholdings - Developed Acreage

(thousands of acres)	Gross	Net

As at December 31, 2015
Western Canada
Alberta	4,552	2,904
Saskatchewan	814	647
British Columbia	184	144
Manitoba	2	—

	5,552	3,695
Atlantic Region	54	20

	5,606	3,715
China	17	7
Libya	7	2

Total	5,630	3,724

As at December 31, 2014
Western Canada
Alberta	4,574	2,924
Saskatchewan	806	638
British Columbia	185	145
Manitoba	3	—

	5,568	3,707
Atlantic Region	57	20

	5,625	3,727
China	17	7
Libya	7	2

Total	5,649	3,736

As at December 31, 2013
Western Canada
Alberta	4,554	2,917
Saskatchewan	818	648
British Columbia	187	146
Manitoba	3	—

	5,562	3,711
Atlantic Region	57	20

	5,619	3,731
China	17	7
Libya	7	2

Total	5,643	3,740

AIF 2015	Page 37

Landholdings - Undeveloped Acreage

(thousands of acres)	Gross	Net

As at December 31, 2015
Western Canada
Alberta	4,231	2,978
Saskatchewan	1,467	1,329
British Columbia	644	506
Manitoba	2	1

	6,344	4,814
Northwest Territories and Arctic	483	466
Atlantic Region	2,675	1,278

	9,502	6,558
United States	2	—
China	72	35
Indonesia	3,589	3,216
Greenland	5,205	4,555
Taiwan	1,904	1,428

Total	20,274	15,792

As at December 31, 2014
Western Canada
Alberta	4,529	3,247
Saskatchewan	1,708	1,550
British Columbia	743	583
Manitoba	3	1

	6,983	5,381
Northwest Territories and Arctic	483	466
Atlantic Region	2,698	1,295

	10,164	7,142
United States	89	29
China	56	27
Indonesia	1,559	1,186
Greenland	5,205	4,555
Taiwan	2,545	1,909

Total	19,618	14,848

As at December 31, 2013
Western Canada
Alberta	4,694	3,422
Saskatchewan	1,567	1,403
British Columbia	826	634
Manitoba	3	1

	7,090	5,460
Northwest Territories and Arctic	483	466
Atlantic Region	5,500	3,269

	13,073	9,195
United States	110	74
China	56	27
Indonesia	1,559	937
Greenland	8,471	5,983
Taiwan	2,545	1,909

Total	25,814	18,125

AIF 2015	Page 38

Significant Factors or Uncertainties Relevant to Properties with No Attributed Reserves

The Company does not have any material work commitments associated with its undeveloped land.

Approximately 442,577 acres, or less than seven percent of the Company’s net undeveloped landholdings in Canada, will be subject to expiry in 2016.

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

Abandonment and Reclamation Costs

There are no significant abandonment or reclamation costs and no unusually high expected development costs or operating costs that have affected or that the Company reasonably expects to affect anticipated development or production activities on properties with no attributed reserves. For further information on abandonment and reclamation costs in respect of the Company’s properties, please refer to Note 16 of the Company’s audited consolidated financial statements for the year ended December 31, 2015.

Drilling Activity - Number of Wells Drilled

	Year Ended December 31,
	2015		2014		2013
	Gross	Net	Gross	Net	Gross	Net
Canada - Western Canada
Exploration
Oil	5	4	53	44	39	24
Gas	4	1	9	6	19	14
Dry	1	1	3	3	—	—

	10	6	65	53	58	38

Development(1)
Oil	121	105	469	403	768	709
Gas	34	24	78	67	68	41
Dry	—	—	3	3	1	—

	155	129	550	473	837	750

	165	135	615	527	895	788

Canada - Atlantic Region
Development
Oil	2	1.4	1	0.1	2	1.1

China
Development
Oil	1	0.4	—	—	3	1.2
Gas	—	—	—	—	—	—

	1	0.4	—	—	3	1.2

Indonesia
Development
Oil	—	—	—	—	—	—
Gas	—	—	—	—	—	—

	—	—	—	—	—	—

(1)	Prior period net oil development was revised to reflect Husky’s 50 percent working interest in the Sunrise Energy Project.

AIF 2015	Page 39

Stratigraphic Test Wells

	2015		2014		2013
	Gross	Net	Gross	Net	Gross	Net
Canada - Western Canada	—	—	6	6	4	4
Canada - Atlantic Region	5	1.8	2	1.0	6	2.8
China	—	—	—	—	—	—
Indonesia	—	—	1	0.4	2	0.9

Service Wells
	2015		2014		2013
	Gross	Net	Gross	Net	Gross	Net
Canada - Western Canada	38	35	121	121	126	102
Canada - Atlantic Region	—	—	2	0.9	1	0.7
China	—	—	—	—	—	—
Indonesia	—	—	—	—	—	—

Costs Incurred
	Total	Western Canada	Atlantic Region	Total Canada	United States	China	Indonesia	Libya
	($ millions)
Property acquisition
Unproven	—	—	—	—	—	—	—	—
Proven	56	56	—	56	—	—	—	—
Exploration	249	38	208	246	—	(1)	4	—
Development	1,932	1,525	342	1,867	—	31	34	—

2015	2,237	1,619	550	2,169	—	30	38	—

	Total	Western Canada	Atlantic Region	Total Canada	United States	China	Indonesia	Libya
	($ millions)
Property acquisition
Unproven	—	—	—	—	—	—	—	—
Proven	51	51	—	51	—	—	—	—
Exploration	375	260	98	358	—	12	5	—
Development	3,940	2,785	752	3,537	—	380	23	—

2014	4,366	3,096	850	3,946	—	392	28	—

	Total	Western Canada	Atlantic Region	Total Canada	United States	China	Indonesia	Libya
	($ millions)
Property acquisition
Unproven	1	1	—	1	—	—	—	—
Proven	37	37	—	37	—	—	—	—
Exploration	601	357	223	580	—	5	16	—
Development	3,722	2,655	402	3,057	—	665	—	—

2013	4,361	3,050	625	3,675	—	670	16	—

AIF 2015	Page 40

Oil and Gas Reserves Disclosures

Husky’s oil and gas reserves are estimated in accordance with the standards contained in the COGEH, and the reserves data disclosed conforms with the requirements of National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities” (“NI 51-101”). All of Husky’s oil and gas reserves are prepared by internal reserves evaluation staff using a formalized process for determining, approving and booking reserves. This process requires all reserves evaluations to be done on a consistent basis using established definitions and guidelines. Approval of individually significant reserves changes requires review by an internal panel of qualified reserves evaluators. The Audit Committee of the Board of Directors has examined Husky’s procedures for assembling and reporting reserves data and other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has approved, on the recommendation of the Audit Committee, the content of Husky’s disclosure of its reserves data and other oil and gas information.

The following oil and gas reserves disclosure dated February 26, 2016 has been prepared in accordance with NI 51-101 effective December 31, 2015. The reserves information prepared in accordance with the rules of the United States FASB and the SEC (“U.S. Rules”) is included in the Company’s Form 40-F, which is available at www.sec.gov or on the Company’s website at www.huskyenergy.com. The material differences between reserves quantities disclosed under NI 51-101 and those disclosed under the U.S. Rules is that NI 51-101 requires the determination of reserves quantities to be based on forecast pricing assumptions whereas the U.S. Rules require the determination of reserves quantities to be based on constant price assumptions calculated using a 12 month average price for the year (sum of the benchmark price on the first calendar day of each month in the year divided by 12).

Note that the numbers in each column of the tables throughout this section may not add due to rounding. Unless otherwise noted in this document, all provided reserves estimates have an effective date of December 31, 2015.

Independent Audit or Evaluation of Oil and Gas Reserves

Sproule Associates Ltd. (“Sproule”), an independent firm of qualified oil and gas reserves evaluation engineers, was engaged to conduct an audit of Husky’s crude oil, natural gas and NGL reserves estimates. Sproule issued an audit opinion stating that Husky’s internally generated proved and probable reserves and net present values based on forecast and constant price assumptions are, in aggregate, reasonable, and have been prepared in accordance with generally accepted oil and gas engineering and evaluation practices as set out in the COGEH.

Disclosure of Oil and Gas Information

Unless otherwise noted in this document, all provided reserves estimates have a preparation date of January 29, 2016 and an effective date of December 31, 2015 and are Husky’s total reserves. Gross reserves or gross production are reserves or production attributable to Husky’s interest prior to deduction of royalties; net reserves or net production are reserves or production net of such royalties. Gross or net production reported refers to sales volume, unless otherwise indicated. Unless otherwise noted, production and reserves figures are stated on a gross basis. Unless otherwise indicated, oil and gas commodity prices are quoted after the effect of hedging gains and losses. Unless otherwise indicated, all financial information is in accordance with IFRS as issued by the International Accounting Standards Board.

The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

Note that all heavy oil thermal reserves are classified as bitumen.

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

AIF 2015	Page 41

Summary of Oil and Natural Gas Reserves

As at December 31, 2015

Forecast Prices and Costs

Canada

	Light & Medium Crude Oil (mmbbls)		Heavy Crude Oil (mmbbls)		Bitumen (mmbbls)		Conventional Natural Gas (bcf)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved
Developed Producing	108.8	92.6	101.5	92.9	127.6	118.7	1,335.9	1,185.8
Developed Non-producing	2.0	1.8	6.1	5.5	29.5	28.7	41.7	36.7
Undeveloped	10.4	9.2	5.0	4.7	467.8	422.5	343.5	345.7

Total Proved	121.2	103.6	112.6	103.2	625.0	569.9	1,721.1	1,568.1
Probable	127.4	104.1	34.3	30.9	1,279.9	1,050.6	476.9	457.0

Total Proved Plus Probable	248.6	207.8	146.9	134.1	1,904.8	1,620.6	2,198.0	2,025.1

	Coal Bed Methane (bcf)		Natural Gas Liquids (mmbls)		Total (mmboe)
	Gross	Net	Gross	Net	Gross	Net
Proved
Developed Producing	11.9	11.1	47.3	33.9	609.9	537.6
Developed Non-producing	—	—	0.4	0.3	44.9	42.5
Undeveloped	—	—	3.2	2.9	543.7	496.9

Total Proved	11.9	11.1	50.9	37.0	1,198.5	1,077.0
Probable	0.7	0.6	11.8	9.0	1,533.0	1,270.9

Total Proved Plus Probable	12.5	11.8	62.7	46.0	2,731.5	2,347.9

China
	Light & Medium Crude Oil (mmbbls)		Heavy Crude Oil (mmbbls)		Bitumen (mmbbls)		Conventional Natural Gas (bcf)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved
Developed Producing	3.8	3.5	—	—	—	—	339.4	322.2
Developed Non-producing	—	—	—	—	—	—	—	—
Undeveloped	—	—	—	—	—	—	—	—

Total Proved	3.8	3.5	—	—	—	—	339.4	322.2
Probable	0.2	0.2	—	—	—	—	190.1	179.5

Total Proved Plus Probable	4.0	3.7	—	—	—	—	529.5	501.7

	Coal Bed Methane (bcf)		Natural Gas Liquids (mmbbls)		Total (mmboe)
	Gross	Net	Gross	Net	Gross	Net
Proved
Developed Producing	—	—	13.3	11.3	73.7	68.5
Developed Non-producing	—	—	—	—	—	—
Undeveloped	—	—	—	—	—	—

Total Proved	—	—	13.3	11.3	73.7	68.5
Probable	—	—	6.2	5.1	38.2	35.3

Total Proved Plus Probable	—	—	19.6	16.4	111.8	103.8

AIF 2015	Page 42

Indonesia (1)

	Light & Medium Crude Oil (mmbbls)		Heavy Crude Oil (mmbbls)		Bitumen (mmbbls)		Conventional Natural Gas (bcf)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved
Developed Producing	—	—	—	—	—	—	—	—
Developed Non-producing	—	—	—	—	—	—	—	—
Undeveloped	—	—	—	—	—	—	268.2	197.4

Total Proved	—	—	—	—	—	—	268.2	197.4
Probable	—	—	—	—	—	—	91.5	48.0

Total Proved Plus Probable	—	—	—	—	—	—	359.7	245.4

	Coal Bed Methane (bcf)		Natural Gas Liquids (mmbbls)		Total (mmboe)
	Gross	Net	Gross	Net	Gross	Net
Proved
Developed Producing	—	—	—	—	—	—
Developed Non-producing	—	—	—	—	—	—
Undeveloped	—	—	7.2	4.7	51.9	37.6

Total Proved	—	—	7.2	4.7	51.9	37.6
Probable	—	—	1.7	0.4	16.9	8.4

Total Proved Plus Probable	—	—	8.8	5.1	68.8	46.0

Libya
	Light & Medium Crude Oil (mmbbls)		Heavy Crude Oil (mmbbls)		Bitumen (mmbbls)		Conventional Natural Gas (bcf)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved
Developed Producing	—	—	—	—	—	—	—	—
Developed Non-producing	0.0	0.0	—	—	—	—	—	—
Undeveloped	—	—	—	—	—	—	—	—

Total Proved	0.0	0.0	—	—	—	—	—	—
Probable	—	—	—	—	—	—	—	—

Total Proved Plus Probable	0.0	0.0	—	—	—	—	—	—

	Coal Bed Methane (bcf)		Natural Gas Liquids (mmbbls)		Total (mmboe)
	Gross	Net	Gross	Net	Gross	Net
Proved
Developed Producing	—	—	—	—	—	—
Developed Non-producing	—	—	—	—	0.0	0.0
Undeveloped	—	—	—	—	—	—

Total Proved	—	—	—	—	0.0	0.0
Probable	—	—	—	—	—	—

Total Proved Plus Probable	—	—	—	—	0.0	0.0

AIF 2015	Page 43

Total

	Light & Medium Crude Oil (mmbbls)		Heavy Crude Oil (mmbbls)		Bitumen (mmbbls)		Conventional Natural Gas (bcf)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved
Developed Producing	112.6	96.1	101.5	92.9	127.6	118.7	1,675.3	1,507.9
Developed Non-producing	2.0	1.9	6.1	5.5	29.5	28.7	41.7	36.7
Undeveloped	10.4	9.2	5.0	4.7	467.8	422.5	611.7	543.1

Total Proved	124.9	107.1	112.6	103.2	625.0	569.9	2,328.7	2,087.7
Probable	127.7	104.3	34.3	30.9	1,279.9	1,050.6	758.5	684.5

Total Proved Plus Probable	252.6	211.5	146.9	134.1	1,904.8	1,620.6	3,087.2	2,772.2

	Coal Bed Methane (bcf)		Natural Gas Liquids (mmbbls)		Total (mmboe)
	Gross	Net	Gross	Net	Gross	Net
Proved
Developed Producing	11.9	11.1	60.6	45.1	683.5	606.0
Developed Non-producing	—	—	0.4	0.3	44.9	42.5
Undeveloped	—	—	10.4	7.6	595.6	534.5

Total Proved	11.9	11.1	71.5	53.0	1,324.0	1,183.1
Probable	0.7	0.6	19.7	14.6	1,588.1	1,314.6

Total Proved Plus Probable	12.5	11.8	91.1	67.6	2,912.1	2,497.7

(1)	Husky’s beneficial interest in the Madura Strait Block is held by way of a 40 percent interest in Husky - CNOOC Madura Limited (“HCML”), an entity that is party to a PSC with the Government of Indonesia. Husky has entered into a unanimous shareholder agreement dated April 8, 2008 with the other shareholders of HCML that provides for joint control of HCML. International Financial Reporting Standard 11, “Joint Arrangements” (“IFRS 11”), requires Husky to follow the equity method of accounting for its investment in the Madura Strait Block. IFRS 11 focuses on the legal form of the corporate structure in which Husky’s Madura assets are held. Husky holds its interest in the Madura Strait Block through HCML and accordingly is required to use the equity method to account for this interest. As a consequence, Husky sought and was granted by the Canadian Securities Administrators an exemption from the provisions in NI 51-101 which would have otherwise required Husky to exclude the reserves allocated to the Madura Strait Block from the total disclosed reserves and future net revenue of Husky and to only disclose those reserves separately because the Madura Strait Block is accounted for by the equity method of accounting.

AIF 2015	Page 44

Summary of Net Present Values of Future Net Revenue - Before Income Taxes and Discounted

As at December 31, 2015

Forecast Prices and Costs

Canada

	Before Income Taxes and Discounted at (%/year)
($ millions)	5%	10%	15%	20%
Proved
Developed Producing	4,979	4,727	4,150	3,648
Developed Non-producing	1,011	855	736	641
Undeveloped	5,101	2,969	1,903	1,277

Total Proved	11,091	8,550	6,789	5,567
Probable	14,232	7,039	4,083	2,594

Total Proved Plus Probable	25,324	15,590	10,873	8,161

China

	Before Income Taxes and Discounted at (%/year)
($ millions)	5%	10%	15%	20%
Proved
Developed Producing	3,492	3,280	3,090	2,920
Developed Non-producing	—	—	—	—
Undeveloped	—	—	—	—

Total Proved	3,492	3,280	3,090	2,920
Probable	2,230	1,495	996	649

Total Proved Plus Probable	5,722	4,775	4,086	3,569

Indonesia

	Before Income Taxes and Discounted at (%/year)
($ millions)	5%	10%	15%	20%
Proved
Developed Producing	—	—	—	—
Developed Non-producing	—	—	—	—
Undeveloped	540	372	256	174

Total Proved	540	372	256	174
Probable	257	183	134	101

Total Proved Plus Probable	797	555	391	275

Libya

	Before Income Taxes and Discounted at (%/year)
($ millions)	5%	10%	15%	20%
Proved
Developed Producing	—	—	—	—
Developed Non-producing	0	0	0	0
Undeveloped	—	—	—	—

Total Proved	0	0	0	0
Probable	—	—	—	—

Total Proved Plus Probable	0	0	0	0

AIF 2015	Page 45

Total

	Before Income Taxes and Discounted at (%/year)
($ millions)	5%	10%	15%	20%
Proved
Developed Producing	8,471	8,006	7,240	6,568
Developed Non-producing	1,011	855	736	641
Undeveloped	5,642	3,341	2,160	1,451

Total Proved	15,124	12,203	10,136	8,661
Probable	16,719	8,717	5,214	3,344

Total Proved Plus Probable	31,843	20,920	15,350	12,005

AIF 2015	Page 46

Summary of Net Present Values of Future Net Revenue - After Income Taxes and Discounted

As at December 31, 2015

Forecast Prices and Costs

Canada

	After Income Taxes and Discounted at (%/year)
($ millions)	5%	10%	15%	20%
Proved
Developed Producing	3,684	3,471	3,037	2,663
Developed Non-producing	760	639	546	473
Undeveloped	3,607	2,026	1,240	781

Total Proved	8,051	6,136	4,823	3,917
Probable	10,066	4,838	2,706	1,644

Total Proved Plus Probable	18,117	10,973	7,529	5,562

China

	After Income Taxes and Discounted at (%/year)
($ millions)	5%	10%	15%	20%
Proved
Developed Producing	3,046	2,859	2,693	2,544
Developed Non-producing	—	—	—	—
Undeveloped	—	—	—	—

Total Proved	3,046	2,859	2,693	2,544
Probable	1,875	1,256	835	541

Total Proved Plus Probable	4,922	4,116	3,528	3,084

Indonesia

	After Income Taxes and Discounted at (%/year)
($ millions)	5%	10%	15%	20%
Proved
Developed Producing	—	—	—	—
Developed Non-producing	—	—	—	—
Undeveloped	408	275	182	115

Total Proved	408	275	182	115
Probable	179	128	94	70

Total Proved Plus Probable	587	403	276	185

Libya

	After Income Taxes and Discounted at (%/year)
($ millions)	5%	10%	15%	20%
Proved
Developed Producing	—	—	—	—
Developed Non-producing	0	0	0	0
Undeveloped	—	—	—	—

Total Proved	0	0	0	0
Probable	—	—	—	—

Total Proved Plus Probable	0	0	0	0

AIF 2015	Page 47

Total

	After Income Taxes and Discounted at (%/year)
($ millions)	5%	10%	15%	20%
Proved
Developed Producing	6,730	6,330	5,730	5,207
Developed Non-producing	760	639	546	473
Undeveloped	4,016	2,301	1,422	897

Total Proved	11,506	9,270	7,698	6,577
Probable	12,120	6,222	3,634	2,255

Total Proved Plus Probable	23,626	15,492	11,332	8,831

AIF 2015	Page 48

Total Future Net Revenue for Total Proved Plus Probable Reserves - Undiscounted

As at December 31, 2015

Forecast Prices and Costs

($ millions)	Revenue	Royalties	Operating Costs	Develop- ment Costs	Abandon- ment and Reclama- tion Costs	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Income Taxes
Canada
Proved
Developed Producing	29,203	4,117	13,890	982	9,264	950	141	809
Developed Non-producing	2,242	160	642	212	6	1,222	297	925
Undeveloped	35,945	3,993	13,798	7,162	235	10,757	2,919	7,838

Total Proved	67,390	8,270	28,330	8,356	9,505	12,929	3,357	9,572
Probable	119,213	21,914	38,239	19,826	647	38,587	10,676	27,911

Total Proved Plus Probable	186,603	30,184	66,569	28,183	10,152	51,516	14,033	37,483

China
Proved
Developed Producing	5,024	—	755	339	199	3,730	528	3,202
Developed Non-producing	—	—	—	—	—	—	—	—
Undeveloped	—	—	—	—	—	—	—	—

Total Proved	5,024	—	755	339	199	3,730	528	3,202
Probable	3,643	—	295	—	—	3,348	536	2,812

Total Proved Plus Probable	8,667	—	1,050	339	199	7,079	1,064	6,015

Indonesia
Proved
Developed Producing	—	—	—	—	—	—	—	—
Developed Non-producing	—	—	—	—	—	—	—	—
Undeveloped	2,179	—	1,147	241	—	792	185	606

Total Proved	2,179	—	1,147	241	—	792	185	606
Probable	609	—	178	54	—	377	118	259

Total Proved Plus Probable	2,789	—	1,325	295	—	1,168	303	866

Libya
Proved
Developed Producing	—	—	—	—	—	—	—	—
Developed Non-producing	1	—	1	—	—	0	—	0
Undeveloped	—	—	—	—	—	—	—	—

Total Proved	1	—	1	—	—	0	—	0
Probable	—	—	—	—	—	—	—	—

Total Proved Plus Probable	1	—	1	—	—	0	—	0

Total
Proved
Developed Producing	34,227	4,117	14,645	1,321	9,463	4,680	669	4,011
Developed Non-producing	2,243	160	643	212	6	1,223	297	925
Undeveloped	38,124	3,993	14,945	7,403	235	11,549	3,104	8,445

Total Proved	74,594	8,270	30,233	8,936	9,704	17,451	4,070	13,381
Probable	123,465	21,914	38,712	19,880	647	42,312	11,329	30,982

Total Proved Plus Probable	198,060	30,184	68,945	28,817	10,351	59,763	15,400	44,364

AIF 2015	Page 49

Future Net Revenue by Product Type

As at December 31, 2015

Forecast Prices and Costs

	Future Net Revenue Before Income Taxes (discounted at 10%/year)(1)
	Canada		China		Indonesia		Libya		Total
	($ millions)	($/boe)	($ millions)	($/boe)	($ millions)	($/boe)	($ millions)	($/boe)	($ millions)	($/boe)
Total Proved
Light & Medium Crude Oil	2,068	12	96	27	—	—	0	0	2,165	12
Heavy Crude Oil	1,121	11	—	—	—	—	—	—	1,121	11
Natural Gas	413	2	3,184	49	372	10	—	—	3,969	12
Coal Bed Methane	8	4	—	—	—	—	—	—	8	4
Bitumen	4,940	9	—	—	—	—	—	—	4,940	9
Total Proved Plus Probable
Light & Medium Crude Oil	3,657	13	108	28	—	—	0	0	3,766	13
Heavy Crude Oil	1,635	12	—	—	—	—	—	—	1,635	12
Natural Gas	835	3	4,667	47	555	12	—	—	6,057	13
Coal Bed Methane	8	4	—	—	—	—	—	—	8	4
Bitumen	9,454	6	—	—	—	—	—	—	9,454	6

(1)	By-products, including solution gas, natural gas liquids and other associated by-products, are included in their main product group (natural gas or oil).

AIF 2015	Page 50

Pricing Assumptions

Except as noted below, the pricing assumptions disclosed in the following table were derived using the industry averages prescribed by McDaniel and Associates Consultants Ltd., Sproule Associates Limited, and GLJ Petroleum Consultants Ltd. China and Indonesia gas prices are derived from the gas sales agreements specific to each set of projects. For historical prices realized during 2015, see the section “Disclosure of Oil and Gas Activities” in this AIF.

			Light Crude Oil	Medium Crude Oil	Heavy Crude Oil	Bitumen
	WTI (U.S. $/bbl)	Brent (U.S. $/bbl)	Edmonton (Cdn $/bbl)	Bow River Hardisty (Cdn $/bbl)	Hardisty Heavy API (Cdn $/bbl)	Hardisty WCS (Cdn $/bbl)
Forecast
2016	44.67	45.83	55.89	45.21	39.20	44.64
2017	55.20	56.73	66.47	55.20	48.55	54.52
2018	63.47	65.33	73.21	61.05	53.85	60.32
2019	71.00	72.90	81.35	68.23	60.36	67.42
2020	74.77	76.67	84.57	71.34	63.29	70.47
2021	78.24	80.17	87.88	74.38	66.11	73.50
2022	81.75	83.68	92.01	78.16	69.59	77.25
2023	85.37	87.34	96.24	81.92	73.02	80.95
2024	87.32	89.46	98.17	84.07	75.12	83.09
2025(1)	88.90	91.10	99.94	85.59	76.49	84.56

	Natural Gas	Natural Gas Liquids
	NIT (Cdn $/GJ)	Edmonton Propane (Cdn $/bbl)	Edmonton Butane (Cdn $/bbl)	Edmonton Condensate (Cdn $/bbl)	Inflation rates (2)	Exchange rates (3)
Forecast
2016	2.57	9.76	38.73	60.16	1.17	0.74
2017	3.14	15.88	46.91	70.95	1.83	0.77
2018	3.47	24.09	52.58	78.05	1.83	0.80
2019	3.80	30.49	59.42	86.58	1.83	0.82
2020	3.99	33.69	62.81	90.00	1.83	0.83
2021	4.13	34.95	65.25	93.46	1.83	0.84
2022	4.30	36.45	68.33	97.79	1.83	0.84
2023	4.48	38.06	71.46	102.23	1.83	0.84
2024	4.60	38.79	72.90	104.29	1.83	0.84
2025(1)	4.70	39.50	74.22	106.16	1.83	0.84

AIF 2015	Page 51

	China		Indonesia
	Daqing Crude Oil (U.S. $/bbl)	Natural Gas(4) (U.S. $/mcf)	Natural Gas(5) (U.S. $/mcf)
Forecast
2016	43.83	12.23	0.00
2017	54.70	12.23	6.00
2018	63.26	12.23	6.27
2019	70.79	12.91	6.37
2020	74.52	14.27	6.52
2021	77.98	14.50	6.62
2022	81.45	12.23	6.73
2023	85.07	12.23	6.88
2024	87.14	12.23	6.95
2025(1)	88.74	12.23	6.97

(1)	Prices thereafter are escalated at 1.83 percent per annum except for in Gas Sales Agreements where prices are not escalated.
(2)	Inflation rates represent a percentage for forecasting prices and costs.
(3)	Exchange rate used to generate the benchmark reference prices are quoted in U.S. dollar to Canadian dollar.
(4)	Natural gas prices are the weighted average based on various Gas Sales Agreements in China.
(5)	Natural gas prices are the weighted average based on various Gas Sales Agreements in Indonesia.

AIF 2015	Page 52

Reconciliation of Gross Proved Reserves(1)

	Light & Medium Crude Oil (mmbbls)	Heavy Crude Oil (mmbbls)	Bitumen (mmbbls)	Conventional Natural Gas (bcf)	Coal Bed Methane (bcf)	Natural Gas Liquids (mmbbls)	Total (mmboe)
Canada - Western Canada
End of 2014	154.2	106.0	420.2	2,134.3	19.3	67.9	1,107.3
Technical Revisions	(68.7)	42.5	45.9	(217.1)	(2.3)	(13.4)	(30.3)
Economic Factors	(2.1)	(13.0)	—	(125.2)	(1.1)	(2.0)	(38.0)
Acquisitions	—	0.1	—	8.6	—	—	1.6
Dispositions	(4.6)	—	—	(7.3)	—	(0.1)	(5.9)
Discoveries	—	—	—	—	—	—	—
Extensions & Improved Recovery	0.4	2.2	181.8	111.5	—	1.7	204.6
Production	(13.3)	(25.2)	(23.0)	(183.6)	(4.0)	(3.2)	(96.0)

End of 2015	65.9	112.6	625.0	1,721.1	11.9	50.9	1,143.2

Canada - Atlantic Region
End of 2014	63.1	—	—	—	—	—	63.1
Technical Revisions	(0.1)	—	—	—	—	—	(0.1)
Economic Factors	—	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—
Extensions & Improved Recovery	5.8	—	—	—	—	—	5.8
Production	(13.4)	—	—	—	—	—	(13.4)

End of 2015	55.3	—	—	—	—	—	55.3

China
End of 2014	6.3	—	—	341.0	—	10.2	73.3
Technical Revisions	0.1	—	—	62.3	—	6.6	17.1
Economic Factors	—	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—
Extensions & Improved Recovery	—	—	—	—	—	—	—
Production	(2.6)	—	—	(63.9)	—	(3.4)	(16.7)

End of 2015	3.8	—	—	339.4	—	13.3	73.7

Indonesia
End of 2014	—	—	—	167.2	—	7.2	35.0
Technical Revisions	—	—	—	—	—	—	—
Economic Factors	—	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—
Discoveries	—	—	—	101.0	—	—	16.8
Extensions & Improved Recovery	—	—	—	—	—	—	—
Production	—	—	—	—	—	—	—

End of 2015	—	—	—	268.2	—	7.2	51.9

AIF 2015	Page 53

	Light & Medium Crude Oil (mmbbls)	Heavy Crude Oil (mmbbls)	Bitumen (mmbbls)	Conventional Natural Gas (bcf)	Coal Bed Methane (bcf)	Natural Gas Liquids (mmbbls)	Total (mmboe)
Libya
End of 2014	0.1	—	—	—	—	—	0.1
Technical Revisions	0.0	—	—	—	—	—	0.0
Economic Factors	—	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—
Extensions & Improved Recovery	—	—	—	—	—	—	—
Production	—	—	—	—	—	—	—

End of 2015	0.0	—	—	—	—	—	0.0

Total
End of 2014	223.7	106.0	420.2	2,642.5	19.3	85.3	1,278.8
Technical Revisions	(68.9)	42.5	45.9	(154.9)	(2.3)	(6.8)	(13.5)
Economic Factors	(2.1)	(13.0)	—	(125.2)	(1.1)	(2.0)	(38.0)
Acquisitions	—	0.1	—	8.6	—	—	1.6
Dispositions	(4.6)	—	—	(7.3)	—	(0.1)	(5.9)
Discoveries	—	—	—	101.0	—	—	16.8
Extensions & Improved Recovery	6.2	2.2	181.8	111.5	—	1.7	210.4
Production	(29.4)	(25.2)	(23.0)	(247.6)	(4.0)	(6.7)	(126.2)

End of 2015	124.9	112.6	625.0	2,328.7	11.9	71.5	1,324.0

(1)	Prior year product types have been updated in accordance with the 2015 amendments to NI 51-101 F1.

Major changes to proved reserves in 2015 include:

•	The extension through additional drilling locations and technical revisions at the Sunrise Energy Project that resulted in the booking of an additional 123 mmbbls of bitumen in proved undeveloped reserves;

•	Extensions, improved recovery and strong performance in Lloydminster Heavy Oil and Gas thermal projects that resulted in the booking of an additional 105 mmbbls of bitumen in proved reserves;

•	Strong performance from Liwan 3-1 that resulted in the booking of an additional 14 mmboe of natural gas and natural gas liquids in proved developed producing reserves;

•	The signing of the gas sales contract for the Madura MDA and MBH fields resulted in the booking of an additional 17 mmboe of natural gas in proved undeveloped reserves; and

•	Technical revisions as a result of changes to the long range development plan and annual technical reviews in Western Canada.

AIF 2015	Page 54

Reconciliation of Gross Probable Reserves(1)

	Light & Medium Crude Oil (mmbbls)	Heavy Crude Oil (mmbbls)	Bitumen (mmbbls)	Conventional Natural Gas (bcf)	Coal Bed Methane (bcf)	Natural Gas Liquids (mmbbls)	Total (mmboe)
Canada - Western Canada
End of 2014	44.9	55.5	1,497.2	480.8	3.0	16.4	1,694.6
Technical Revisions	(29.3)	(19.9)	0.2	(111.2)	(1.2)	(6.8)	(74.6)
Economic Factors	(0.4)	1.0	(4.1)	(1.3)	(1.1)	0.3	(3.5)
Revisions – Transfer to Proved	(0.7)	(2.7)	(213.9)	(17.6)	—	(0.2)	(220.4)
Acquisitions	—	—	—	—	—	—	—
Dispositions	(1.0)	—	—	(2.5)	—	—	(1.4)
Discoveries	—	—	—	—	—	—	—
Extensions & Improved Recovery	(0.2)	0.3	0.5	128.7	—	2.1	24.5
Production	—	—	—	—	—	—	—

End of 2015	13.7	34.3	1,279.9	476.9	0.7	11.8	1,419.3

Canada - Atlantic Region
End of 2014	114.1	—	—	—	—	—	114.1
Technical Revisions	4.9	—	—	—	—	—	4.9
Economic Factors	—	—	—	—	—	—	—
Revisions – Transfer to Proved	(5.3)	—	—	—	—	—	(5.3)
Acquisitions	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—
Extensions & Improved Recovery	—	—	—	—	—	—	—
Production	—	—	—	—	—	—	—

End of 2015	113.7	—	—	—	—	—	113.7

China
End of 2014	0.7	—	—	171.9	—	4.8	34.1
Technical Revisions	(0.4)	—	—	18.3	—	1.5	4.1
Economic Factors	—	—	—	—	—	—	—
Revisions – Transfer to Proved	—	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—
Extensions & Improved Recovery	—	—	—	—	—	—	—
Production	—	—	—	—	—	—	—

End of 2015	0.2	—	—	190.1	—	6.2	38.2

Indonesia
End of 2014	—	—	—	155.8	—	1.7	27.6
Technical Revisions	—	—	—	9.8	—	—	1.6
Economic Factors	—	—	—	—	—	—	—
Revisions – Transfer to Proved	—	—	—	(101.0)	—	—	(16.8)
Acquisitions	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—
Discoveries	—	—	—	26.8	—	—	4.5
Extensions & Improved Recovery	—	—	—	—	—	—	—
Production	—	—	—	—	—	—	—

End of 2015	—	—	—	91.5	—	1.7	16.9

AIF 2015	Page 55

	Light & Medium Crude Oil (mmbbls)	Heavy Crude Oil (mmbbls)	Bitumen (mmbbls)	Conventional Natural Gas (bcf)	Coal Bed Methane (bcf)	Natural Gas Liquids (mmbbls)	Total (mmboe)
Libya
End of 2014	—	—	—	—	—	—	—
Technical Revisions	—	—	—	—	—	—	—
Economic Factors	—	—	—	—	—	—	—
Revisions – Transfer to Proved	—	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—
Extensions & Improved Recovery	—	—	—	—	—	—	—
Production	—	—	—	—	—	—	—

End of 2015	—	—	—	—	—	—	—

Total
End of 2014	159.6	55.5	1,497.2	808.6	3.0	22.8	1,870.4
Technical Revisions	(24.8)	(19.9)	0.2	(83.1)	(1.2)	(5.4)	(63.9)
Economic Factors	(0.4)	1.0	(4.1)	(1.3)	(1.1)	0.3	(3.5)
Revisions – Transfer to Proved	(6.0)	(2.7)	(213.9)	(118.6)	—	(0.2)	(242.5)
Acquisitions	—	—	—	—	—	—	—
Dispositions	(1.0)	—	—	(2.5)	—	—	(1.4)
Discoveries	—	—	—	26.8	—	—	4.5
Extensions & Improved Recovery	0.2	0.3	0.5	128.7	—	2.1	24.5
Production	—	—	—	—	—	—	—

End of 2015	127.7	34.3	1,279.9	758.5	0.7	19.7	1,588.1

(1)	Prior year product types have been updated in accordance with the 2015 amendments to NI 51-101 F1.

Major changes to probable reserves in 2015 include:

•	Extensions through additional drilling locations and technical revisions at the Sunrise Energy Project that resulted in the transferring of 116 mmbbls of bitumen from probable to proved undeveloped reserves;

•	Extensions, improved recovery and strong performance in Lloydminster Heavy Oil and Gas thermal projects that resulted in the transferring of 98 mmbbls of bitumen from probable to proved reserves;

•	Extensions and revisions in Ansell, resulting in the booking of an additional 30 mmboe of probable reserves;

•	The transfer of 68 bcf of gas in Madura MDA and MBH from probable to proved undeveloped reserves, as well as the initial discovery of 4 mmboe of gas in Madura MDK booked as probable reserves; and

•	Technical revisions as a result of changes to the long range development plan and annual technical reviews in Western Canada.

AIF 2015	Page 56

Reconciliation of Gross Proved Plus Probable Reserves(1)

	Light & Medium Crude Oil (mmbbls)	Heavy Crude Oil (mmbbls)	Bitumen (mmbbls)	Conventional Natural Gas (bcf)	Coal Bed Methane (bcf)	Natural Gas Liquids (mmbbls)	Total (mmboe)
Canada - Western Canada
End of 2014	199.1	161.5	1,917.4	2,615.1	22.3	84.3	2,801.9
Technical Revisions	(98.0)	22.7	46.1	(328.4)	(3.6)	(20.3)	(104.9)
Economic Factors	(2.5)	(12.0)	(4.0)	(126.5)	(2.2)	(1.6)	(41.6)
Revisions – Transfer to Proved	0.7	(2.7)	(213.9)	(17.6)	—	(0.2)	(220.4)
Acquisitions	—	0.2	—	8.6	—	—	1.6
Dispositions	(5.6)	—	—	(9.8)	—	(0.1)	(7.3)
Discoveries	—	—	—	—	—	—	—
Extensions & Improved Recovery	(0.5)	2.5	182.3	240.2	—	3.8	229.1
Production	(13.3)	(25.2)	(23.0)	(183.6)	(4.0)	(3.2)	(96.0)

End of 2015	79.6	146.9	1,904.8	2,198.0	12.5	62.7	2,562.5

Canada - Atlantic Region
End of 2014	177.2	—	—	—	—	—	177.2
Technical Revisions	4.8	—	—	—	—	—	4.8
Economic Factors	—	—	—	—	—	—	—
Revisions – Transfer to Proved	(5.3)	—	—	—	—	—	(5.3)
Acquisitions	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—
Extensions & Improved Recovery	5.8	—	—	—	—	—	5.8
Production	(13.4)	—	—	—	—	—	(13.4)

End of 2015	169.0	—	—	—	—	—	169.0

China
End of 2014	7.0	—	—	512.9	—	14.9	107.4
Technical Revisions	(0.3)	—	—	80.5	—	8.1	21.2
Economic Factors	—	—	—	—	—	—	—
Revisions – Transfer to Proved	—	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—
Extensions & Improved Recovery	—	—	—	—	—	—	—
Production	(2.6)	—	—	63.9	—	(3.4)	(16.7)

End of 2015	4.0	—	—	529.5	—	19.6	111.8

Indonesia
End of 2014	—	—	—	323.0	—	8.8	62.7
Technical Revisions	—	—	—	9.8	—	—	1.6
Economic Factors	—	—	—	—	—	—	—
Revisions – Transfer to Proved	—	—	—	(101.0)	—	—	(16.8)
Acquisitions	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—
Discoveries	—	—	—	127.8	—	—	21.3
Extensions & Improved Recovery	—	—	—	—	—	—	—
Production	—	—	—	—	—	—	—

End of 2015	—	—	—	359.7	—	8.8	68.8

AIF 2015	Page 57

	Light & Medium Crude Oil (mmbbls)	Heavy Crude Oil (mmbbls)	Bitumen (mmbbls)	Conventional Natural Gas (bcf)	Coal Bed Methane (bcf)	Natural Gas Liquids (mmbbls)	Total (mmboe)
Libya
End of 2014	0.1	—	—	—	—	—	0.1
Technical Revisions	(0.0)	—	—	—	—	—	(0.0)
Economic Factors	—	—	—	—	—	—	—
Revisions – Transfer to Proved	—	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—
Extensions & Improved Recovery	—	—	—	—	—	—	—
Production	—	—	—	—	—	—	—

End of 2015	0.0	—	—	—	—	—	0.0

Total
End of 2014	383.3	161.5	1,917.4	3,451.0	22.3	108.1	3,149.2
Technical Revisions	(93.7)	22.7	46.1	(238.0)	(3.6)	(12.2)	(77.4)
Economic Factors	(2.5)	(12.0)	(4.0)	(126.5)	(2.2)	(1.6)	(41.6)
Revisions – Transfer to Proved	(6.0)	(2.7)	(213.9)	(118.6)	—	(0.2)	(242.5)
Acquisitions	—	0.2	—	8.6	—	—	1.6
Dispositions	(5.6)	—	—	(9.8)	—	(0.1)	(7.3)
Discoveries	—	—	—	127.8	—	—	21.3
Extensions & Improved Recovery	6.3	2.5	182.3	240.2	—	3.8	234.9
Production	(29.4)	(25.2)	(23.0)	(247.6)	(4.0)	(6.7)	(126.2)

End of 2015	252.6	146.9	1,904.8	3,087.2	12.5	91.1	2,912.1

(1)	Prior year product types have been updated in accordance with the 2015 amendments to NI 51-101 F1.

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

Husky funds capital programs by cash generated from operating activities, cash on hand, equity issuances and short-term and long-term debt. Decisions to develop proved undeveloped and probable undeveloped reserves are based on various factors including economic conditions, technical performance and size of the development program. Approximately 55 percent of Husky’s gross proved undeveloped reserves are assigned to the Sunrise Energy Project. Production from Phase I of the project started in March 2015. Approximately 22 percent of Husky’s gross proved undeveloped reserves are assigned to heavy oil thermal bitumen projects. Approximately 10 percent of Husky’s gross proved undeveloped reserves are assigned to the liquids-rich Ansell area, and approximately 9 percent of Husky’s gross proved undeveloped reserves are assigned to the Madura area.

As at December 31, 2015, there were no material proved undeveloped reserves that have remained undeveloped for greater than five years except for the Company’s thermal bitumen reserves. All of the proved and probable undeveloped reserves as at December 31, 2015 are scheduled for development within the next five and seven years, respectively, except for the Company’s thermal bitumen reserves. The undeveloped thermal bitumen reserves are scheduled to be developed over the next one to forty years to fully utilize the steam plant capacity over the life of the facilities.

AIF 2015	Page 58

Proved Undeveloped Reserves(1)

First attributed	Light & Medium Crude Oil (mmbbls)	Heavy Crude Oil (mmbbls)	Bitumen (mmbbls)	Conventional Natural Gas (bcf)	Coal Bed Methane (bcf)	Natural Gas Liquids (mmbbls)	Total (mmboe)
2013	13.6	13.0	41.3	216.5	0.0	4.3	108.3
2014	2.3	8.9	70.8	104.0	0.0	5.6	104.9
2015	4.5	0.1	180.7	172.5	0.0	0.7	214.8

(1)	Prior year product types have been updated in accordance with the 2015 amendments to NI 51-101 F1.

Probable Undeveloped Reserves(1)

First attributed	Light & Medium Crude Oil (mmbbls)	Heavy Crude Oil (mmbbls)	Bitumen (mmbbls)	Conventional Natural Gas (bcf)	Coal Bed Methane (bcf)	Natural Gas Liquids (mmbbls)	Total (mmboe)
2013	7.2	18.1	134.8	216.3	0.0	7.5	203.7
2014	54.5	7.6	41.5	71.6	0.0	3.2	118.7
2015	—	—	0.1	143.0	0.0	1.8	25.7

(1)	Prior year product types have been updated in accordance with the 2015 amendments to NI 51-101 F1.

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

The following tables include estimates of the forecasted costs of developing the Company’s proved and proved plus probable reserves as at December 31, 2015:

	Canada		China		Indonesia		Libya
Year	Proved Reserves ($ millions)	Proved Plus Probable Reserves ($ millions)	Proved Reserves ($ millions)	Proved Plus Probable Reserves ($ millions)	Proved Reserves ($ millions)	Proved Plus Probable Reserves ($ millions)	Proved Reserves ($ millions)	Proved Plus Probable Reserves ($ millions)
2016	1,033	1,201	220	220	172	203	—	—
2017	681	1,266	109	109	68	92	—	—
2018	790	1,652	10	10	—	—	—	—
2019	522	1,101	—	—	—	—	—	—
2020	585	1,377	—	—	—	—	—	—
Remaining	14,250	31,738	199	199	—	—	—	—

Total	17,861	38,334	539	539	241	295	—	—

				Total ($ millions)
Year				Proved Reserves		Proved Plus Probable Reserves
2016					1,426			1,624
2017					859			1,467
2018					799			1,662
2019					522			1,101
2020					585			1,377
Remaining					14,450			31,937

Total					18,640			39,168

AIF 2015	Page 59

Production Estimates

Yearly Production Estimates for 2016

	Light & Medium Crude Oil (mmbbls)	Heavy Crude Oil (mmbbls)	Bitumen (mmbbls)	Conventional Natural Gas (bcf)
Canada
Total Gross Proved	26.4	19.3	29.7	134.3
Total Gross Probable	2.0	2.2	3.6	6.9

Total Gross Proved Plus Probable	28.4	21.5	33.3	141.2

International
Total Gross Proved	2.6	—	—	51.7
Total Gross Probable	0.2	—	—	0.9

Total Gross Proved Plus Probable	2.7	—	—	52.5

Total
Total Gross Proved	28.9	19.3	29.7	185.9
Total Gross Probable	2.2	2.2	3.6	7.8

Total Gross Proved Plus Probable	31.1	21.5	33.3	193.7

	Coal Bed Methane (bcf)	Natural Gas Liquids (mmbbls)	Total (mmboe)
Canada
Total Gross Proved	2.3	2.6	100.8
Total Gross Probable	—	0.2	9.2

Total Gross Proved Plus Probable	2.3	2.9	110.0

International
Total Gross Proved	—	2.2	13.4
Total Gross Probable	—	0.3	0.5

Total Gross Proved Plus Probable	—	2.5	13.9

Total
Total Gross Proved	2.3	4.8	114.2
Total Gross Probable	—	0.5	9.7

Total Gross Proved Plus Probable	2.3	5.3	123.9

No individual property accounts for 20 percent or more of the estimated production disclosed.

AIF 2015	Page 60

Infrastructure and Marketing

The Company is engaged in the marketing of both its own and other producers’ crude oil, natural gas, NGL, sulphur and petroleum coke production. The Company owns extensive infrastructure in Western Canada, including pipeline and storage facilities, and has access to capacity on third party pipelines and storage facilities in both Canada and the U.S. The Company is able to capture differences between the two markets by utilizing infrastructure capacity to deliver feedstock acquired in Canada to the U.S. market.

Infrastructure

Husky has been involved in the gathering, transporting and storage of heavy crude oil in the Lloydminster area since the early 1960s. Husky’s crude oil pipeline systems include more than 2,000 kilometres of pipeline capable of transporting up to 710 mbbls/day of blended heavy crude oil, diluent and synthetic crude oil when the systems are fully powered. The pipeline systems transport blended heavy crude oil to Lloydminster, accessing markets through Husky’s Upgrader and Asphalt Refinery in Lloydminster. Blended heavy crude oil from the field and synthetic crude oil from the upgrading operations are transported south to Hardisty, Alberta to a connection with the major export trunk pipelines: Enbridge Pipeline multi-line system, Spectra Express Pipeline, TransCanada’s Keystone pipeline and the smaller Inter Pipeline. The blended crude oil is transported to eastern and southern markets on these pipelines. Husky’s crude oil pipeline systems also have feeder pipeline interconnections with the Inter Pipeline at Cold Lake, the Echo Pipeline at Hardisty, the Gibsons Hardisty Terminal, the Enbridge Hardisty Caverns and Merchant Terminal and the Talisman Chauvin Pipeline.

The following table shows the average daily pipeline throughput for the periods indicated:

	Years Ended December 31,
(mbbls/day)	2015	2014	2013
Combined Pipeline Throughput (1)	572	531	557

(1)	Throughput includes the Husky internal and third-party volumes.

In recent years, Husky has completed a number of expansions on its pipeline system and Hardisty terminal facilities to capitalize on anticipated increases in heavy oil production from the Lloydminster and Cold Lake areas and to service the new incremental take-away capacity from the Keystone pipeline. In May 2012, a new 300,000-barrel tank at the Hardisty terminal was placed in service. Construction of two additional 300,000-barrel storage tanks and the expanded piping and blending infrastructure was completed and started up in the first quarter of 2015. This is providing further flexibility to maximize realizations of our products.

Husky’s heavy crude oil processing facilities are located throughout the Lloydminster area and are connected to Husky’s pipeline system. These facilities process Husky’s and other producers’ raw heavy crude oil from field production by removing sand, water and other impurities to produce clean dry heavy crude oil. The heavy crude oil is blended with a diluent to reduce both viscosity and density in order to meet pipeline specifications for transportation. There are also third-party processing facilities connected to Husky’s pipeline.

AIF 2015	Page 61

Heavy Oil Pipeline Systems

Existing Battery
Husky Terminals or Pump Stations
Husky Pipelines
Non Husky Pipelines
ENBRIDGE (Athabasca) Pipeline
IPF Pipeline
AEC
To Edmonton
Cold Lake
Cold Lake
Bonnyville
Muriel Lake
Frog Lake
Elk Point
ALBERTA
Area of Interest
North Saskatchewan R.
COLD LAKE SYSTEM
Vermilion
Lloydminster
ENBRIDGE (ATHABASCA)
ECHO
IPF
Lashburn
MAINLINE SYSTEM
SASKATCHEWAN GATHERING SYSTEM
Wainwright
Enbridge Pipeline
Hardisty Terminal
TALISMAN Pipeline
ALTA
SASK.
MANITO Pipeline
T. 65
T. 60
T. 55
T. 50
T. 45
R.10 W4
R.5 W4
R.25 W3
R.20 W3
0
15
30
Kilometers

In 2010, Husky commenced its pipeline commitment on the Keystone pipeline system, which ships Canadian crude oil from Hardisty, Alberta to Patoka, Illinois. This commitment was part of a strategy, commenced in 2006, to expand the market for Husky’s crude oil into the Midwest United States. This strategy was further supported through the acquisition of the Lima Refinery in 2007, which now enables Husky’s Canadian synthetic crude oil production along with additional third-party purchases to be processed at the refinery. The Keystone pipeline system continues to Cushing, Oklahoma and Husky holds long term firm capacity on the Flanagan South pipeline and Southern Access Extension pipeline which connects Enbridge’s Mainline to the U.S. Gulf Coast and Patoka markets.

AIF 2015	Page 62

Due to Husky’s ongoing Keystone pipeline commitment, the Lima Refinery has the option, depending on the economics, to access a significant amount of Canadian crude oil as part of its crude feedstock requirements. The Keystone pipeline has also enabled Husky to sell heavy crude oil through interconnecting pipeline systems to the Lima Refinery and into Cushing, Oklahoma.

Since 2012, the pipeline systems leaving Canada have been subject to significant apportionment, affecting both Canadian export volumes and crude oil prices in Western Canada. Husky has to a large extent been insulated from these effects through the reliability of its proprietary pipeline system, its firm capacity on export pipelines and through Husky’s demand for Canadian crude oil feedstock for its upgrading and refining assets. To date, Husky has been able to avoid any production shut ins. As a seller and buyer of crude oils, Husky has a relatively balanced exposure to many location and grade differentials.

Husky has been carefully monitoring opportunities to participate in growing crude oil markets accessed by rail, which have developed due to refiners’ desire for inland crude oil which has been priced at significant discounts to ocean imports. Husky has made crude oil deliveries to rail loading facilities via trucks where netbacks can be increased relative to pipeline alternatives. While Husky’s primary focus is on low cost pipeline transportation options, Husky has developed the capability to employ rail transport to a variety of crude oil markets.

Results from Husky’s third-party pipeline and infrastructure businesses are included in Upstream Infrastructure and Marketing and results associated with Husky’s internal production volumes are included in Upstream Exploration and Production.

In 2015 Husky continued to pursue expansion opportunities including the Saskatchewan Gathering System leg extensions, Western Canadian Select capacity increase at the Hardisty terminal and a new Lloyd Blend direct pipeline.

Natural Gas Storage Facilities

Husky has operated a 19 bcf natural gas storage facility at Hussar, Alberta since 2000. Results from Husky’s natural gas storage business are included in Upstream Infrastructure and Marketing.

AIF 2015	Page 63

Commodity Marketing

Husky is a marketer of both its own and third-party production of crude oil, synthetic crude oil, NGL, natural gas and sulphur. The Company also markets petroleum coke, a by-product from the Lloydminster Upgrader and its Ohio refineries. Husky supplies feedstock to its Lloydminster Upgrader and Asphalt Refinery from its own and third-party heavy oil production sourced from the Lloydminster and Cold Lake areas. The Company also sells blended heavy crude oil directly to refiners based in the United States and Canada. Husky’s extensive infrastructure in the Lloydminster area supports its heavy crude oil refining and marketing operations.

Husky markets light and medium crude oil and NGL sourced from Husky’s own production and third-party production. Light crude oil is acquired for processing by Husky’s refinery at Prince George, British Columbia and at Lima, Ohio. Husky markets the synthetic crude oil produced at its Upgrader in Lloydminster to refiners in Canada and the United States, including the Lima Refinery and other refineries in the Midwest of the United States.

Husky markets natural gas sourced from its own production and third-party production. The Company is currently committed to gas sales contracts with third parties, which in aggregate do not exceed amounts forecasted to be deliverable from Husky’s reserves. The natural gas sales contracted are primarily at market prices. The Company trades natural gas to generate revenue from assets managed, including transportation and natural gas storage facilities.

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

AIF 2015	Page 64

Downstream Operations

U.S. Refining and Marketing

Lima, Ohio Refinery

The Lima Refinery, located in Ohio between Toledo and Dayton, has an atmospheric crude throughput capacity of 160,000 bbls/day and an operating capacity of 135,000 – 155,000 bbls/day on its current crude slate. The Lima Refinery currently processes both light sweet crude oil feedstock sourced from the United States and Africa and, since 2010 with the commissioning of the Keystone Pipeline system, Canadian synthetic crudes, including HSB produced by the Lloydminster Upgrader. The Lima Refinery produces gasoline, gasoline blend stocks, diesel, jet fuel, petrochemical feedstock and other by-products. The feedstock is received via the Mid-Valley and Marathon Pipelines, and the refined products are transported via the Buckeye, Inland, Sunoco Logistics and Teppco pipeline systems and by rail car to primary markets in Ohio, Illinois, Indiana, Pennsylvania, and southern Michigan.

During 2015, crude oil feedstock throughput at the Lima Refinery averaged 127 mbbls/day. This throughput is down from normal operations due to the isocracker incident in January 2015. The unit remained down through 2015 and is expected to resume operations in the second quarter of 2016. Production of gasoline averaged 65 mbbls/day, total distillates averaged 51 mbbls/day and total other products averaged 18 mbbls/day.

The Lima Refinery continues to progress reliability and profitability improvement projects. FEED commenced in the second half of 2013 to revamp existing refinery process units and add new equipment to allow the Refinery to process up to 40,000 bbls/day of Western Canadian heavy crude oil while maintaining the capability and flexibility to refine existing light crude oil. Regulatory approval was granted by the EPA. This project is ongoing and anticipated to be completed in the 2018 - 2019 timeframe.

BP-Husky Toledo, Ohio Refinery

The BP-Husky Toledo Refinery, in which Husky holds a 50 percent interest, has a nameplate capacity of 160,000 bbls/day and an operating capacity of 135,000 - 145,000 bbls/day on its current crude slate. Products include low sulphur gasoline, ultra-low sulphur diesel, aviation fuels, propane and asphalt. The BP-Husky Toledo Refinery is located in one of the highest energy consumption regions in the United States.

After the commissioning of the Continuous Catalytic Regeneration Reformer project in March 2015, the Refinery was subject to the EPA’s New Source Performance Standard Subpart Ja which restricts continuous flaring of SO2 and H2S waste gases. This new rule was promulgated by the EPA in November 2012 with a compliance deadline three years later. At the end of 2015 the Refinery had the necessary equipment in place to meet this updated regulatory monitoring and emission standard.

During the year ended December 31, 2015, Husky’s share of crude oil feedstock throughput averaged 64 mbbls/day, production of gasoline averaged 39 mbbls/day, middle distillates averaged 21 mbbls/day and other fuel and feedstock averaged 8 mbbls/day.

The BP-Husky Toledo Refinery began processing bitumen from the Sunrise Energy Project in the second half of 2015.

A feedstock optimization project was sanctioned during the fourth quarter of 2015 which is designed to improve the Refinery’s ability to process Hi-TAN crude. Targeted completion of the required metallurgy changes will be performed during the refinery’s turnaround starting in the second quarter of 2016. Once the upgrades are complete, the Refinery will have the ability to process up to an additional 35,000 bbls/day of Hi-TAN crude. The Refinery’s overall nameplate capacity will remain at 160,000 bbls/day.

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

AIF 2015	Page 65

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

Production at the Upgrader averaged 51 mbbls/day of synthetic crude oil, 13 mbbls/day of diluent and 5 mbbls/day of ultra low sulphur diesel in 2015. In addition, the Upgrader also produced, as by-products of its upgrading operations, approximately 319 long tons/day of sulphur and 849 long tons/day of petroleum coke during 2015. These products are sold in Canadian and international markets.

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

Prince George Refinery

Husky’s light oil refinery in Prince George, British Columbia, provides refined products to Husky and third-party retail outlets in the central and northern regions of the province. Feedstock is delivered to the refinery by pipeline from northeastern British Columbia. Prince George Refinery production is equal to approximately 18 percent of Husky’s total refined product supply requirements.

The refinery produces all grades of unleaded gasoline, seasonal diesel fuels, mixed propane and butane, and heavy fuel oil. In 2015, refinery throughput averaged 10.7 mbbls/day.

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

Refinery throughput averaged 28.1 mbbls/day of blended heavy crude oil feedstock during 2015. In 2015, daily sales volumes of asphalt averaged 15.4 mbbls/day and daily sales volumes of residual and other products averaged 12.6 mbbls/day. Due to the seasonal demand for asphalt products, most Canadian asphalt refineries typically operate at full capacity only during the normal paving season in Canada and the northern United States. Husky has implemented various strategies to increase refinery throughput during the other months of the year, such as increasing storage capacity and developing U.S. markets for asphalt products. This allows Husky to run at or near full capacity throughout the year.

Asphalt Distribution Network

In addition to sales directly from the Lloydminster Asphalt Refinery, Husky has an asphalt distribution network which consists of emulsion plants and asphalt terminals located at Kamloops, British Columbia, Edmonton and Lethbridge, Alberta, Yorkton, Saskatchewan and Winnipeg, Manitoba and two emulsion plants located at Lloydminster and Saskatoon, Saskatchewan. Husky also terminals asphalt at its Prince George Refinery and uses independently operated terminals in Vancouver, British Columbia and in Washington State.

AIF 2015	Page 66

The Company’s sales to the United States and Eastern Canada accounted for over 50 percent of its total asphalt sales in 2015. Exported asphalt products are shipped as far as California and New York in the United States and Nova Scotia in Canada. Husky sold 5.9 mmbbls of asphalt cement in 2015.

Through the Pounder Emulsions division, Husky has a significant market share in Western Canada for road application emulsion products. Additional non-asphalt based road maintenance products are also marketed and distributed through Pounder Emulsions.

In 2016, Husky plans to increase retail capacity in U.S. markets by marketing residual products as refinery feedstock. Husky also plans to implement safety and reliability improvements and develop new products and specifications.

Ethanol Plants

In September 2006, Husky commissioned an ethanol plant in Lloydminster, Saskatchewan. This plant has an annual nameplate capacity of 130 million litres. In December 2007, the Minnedosa, Manitoba ethanol plant was commissioned also with an annual nameplate capacity of 130 million litres. The plant is operating above that capacity. In 2015, ethanol production averaged 794,928 litres/day.

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

Other Supply Arrangements

In addition to the refined petroleum products supplied by the Prince George Refinery of 3.3 mbbls/day and by the Husky Lloydminster Upgrader of 5.3 mbbls/day in 2015, Husky has rack-based pricing purchase agreements for refined products with all major Canadian refiners. During 2015, Husky purchased approximately 29.2 mbbls/day of refined petroleum products from refiners and acquired approximately 9.0 mbbls/day of refined petroleum products pursuant to exchange agreements with third-party refiners.

Branded Petroleum Product Outlets and Commercial Distribution

As at December 31, 2015, there were 485 independently operated Husky-branded petroleum product outlets. These outlets include travel centres, convenience stores, cardlock operations and bulk distribution facilities located from the Ontario/Quebec border to the West Coast. Most travel centres also feature a proprietary cardlock system that enables commercial users to purchase products using a sophisticated card system that processes transactions and provides detailed billing, fuel and sales tax information. Husky provides a commercial payment card program that delivers universal card acceptance, advanced online fuel management functionality and state-of-the-art fraud protection. A variety of full and self-serve retail locations serve urban and rural markets across the network, while Husky’s bulk distributors offer direct sales to commercial and agricultural markets in Western Canada.

During 2015, Husky and Imperial Oil entered into a contractual agreement to create a single expanded truck transport network of approximately 160 sites. The agreement is subject to regulatory approval by Canada’s Competition Bureau and other closing conditions.

Independent retailers or agents operate all Husky-branded petroleum product outlets. Retail outlets feature varying services, such as convenience stores, service bays, 24-hour service, car washes, Husky House restaurants, proprietary and co-branded quick serve restaurants and ATM machines. In addition to ethanol-blended gasoline, Husky offers DieselMax fuel, propane services, and Chevron lubricants to customers. Husky supplies refined petroleum products to its branded independent retailers on an exclusive basis and provides financial and other assistance for location improvements, marketing support and related services.

AIF 2015	Page 67

The following table shows the number of Husky-branded petroleum outlets by province as of December 31, 2015:

	British Columbia	Alberta	Saskatchewan	Manitoba	Ontario	2015 Total	2014 Total
Branded Petroleum Outlets
Retail Owned Outlets	52	62	12	15	73	214	215
Leased	35	36	4	11	31	117	118
Independent Retailers	48	73	11	5	17	154	157

Total	135	171	27	31	121	485	490

Cardlocks (1)	23	31	5	7	19	85	84
Convenience Stores (1)	80	88	15	23	103	309	315
Restaurants	8	10	4	2	13	37	40

(1)	Located at branded petroleum outlets.

Husky also markets refined petroleum products directly to various commercial markets, including independent dealers, national rail companies and major industrial and commercial customers in Western Canada and the northwestern United States. In 2015, daily sales volumes of gasoline, diesel fuel and liquefied petroleum gas were 23.1 mbbls/day, 23.7 mbbls/day, and 0.2 mbbls/day, respectively.

The following table shows average daily sales volumes of light refined petroleum products for the periods indicated:

	Years ended December 31,
(mbbls/day)	2015	2014	2013
Gasoline	23.1	24.8	25.0
Diesel fuel	23.7	24.9	25.5
Liquefied Petroleum Gas	0.2	0.1	0.4

	47.0	49.8	50.9

AIF 2015	Page 68

INDUSTRY OVERVIEW

The operations of the oil and gas industry are governed by a considerable number of laws and regulations mandated by multiple levels of government and regulatory authorities in Canada, the United States and other foreign jurisdictions. These laws and regulations, along with global economic conditions, have shaped the developing trends of the industry. The following discussion summarizes the trends, legislation and regulations that the Company believes have the most significant impact on the short and long-term operations of the oil and gas industry.

Crude Oil and Natural Gas Production

The global crude oil supply and demand imbalance persisted during 2015 and drove inventories higher by an estimated 1.9 mmbbls/day. Inventories surged higher in the U.S. and ended the year at approximately 487 mmbbls, excluding strategic reserves, the highest levels in at least 80 years. The increase in global crude oil supply was primarily attributable to growth from U.S. unconventional production and from OPEC. Total U.S. crude oil production averaged an estimated 9.4 mmbbls/day in 2015 and is expected to decrease to approximately 8.7 and 8.5 mmbbls/day in 2016 and 2017, respectively. Crude oil production from OPEC averaged an estimated 31.7 mmbbls/day in 2015 and is expected to increase to approximately 32.2 and 32.7 mmbbls/day in 2016 and 2017, respectively.1

In Canada, production continued to grow from the Western Canadian oil sands. However, growth was at a slower pace than anticipated primarily due to significant declines in benchmark crude oil prices. In the CAPP June 2015 publication, production in Canada was forecast to be 3.9 mmbbls/day in 2015, up from 3.7 mmbbls/day in 2014, and increasing to 4.6 mmbbls/day by 2020. The majority of production growth in Canada continues to be expected from the oil sands however the estimates acknowledge the uncertainty that exists surrounding the global price environment. 2

Total U.S. natural gas production increased by approximately 5.7 percent in 2015 compared to 2014 and is forecast to grow by 0.7 percent in 2016. The EIA anticipates that U.S. natural gas production will remain high and will reduce demand for natural gas imports from Canada. Total Canadian natural gas production in 2015 was comparable to 2014.3

Commodity Pricing

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

The imbalance between global crude oil supply and demand, led primarily by the growth in U.S. unconventional and OPEC production, lower economic growth forecasts from emerging markets and corresponding growth in crude oil inventories, resulted in significantly lower crude oil benchmarks in 2015 compared to 2014. The price of WTI averaged U.S. $48.80/bbl in 2015 compared to U.S. $93.00/bbl in 2014 and the price of Brent averaged U.S. $52.46/bbl compared to U.S. $98.99/bbl in 2014. The EIA predicts that the benchmark price of WTI and Brent will average U.S. $38/bbl and U.S. $40/bbl, respectively in 2016.1

Market Access

In order to accommodate the growing production of crude oil from Western Canada, the oil and gas industry continues to work with stakeholders to develop a strong network of transportation infrastructure for crude oil, including pipelines, rail, marine and trucks. The development of a strong infrastructure network continues to be an important challenge for the industry in order to obtain market access for the growing supply from the Canadian oil sands.2

Current pipeline capacity for crude oil exiting Western Canada totals 4.0 mmbbls/day. Several proposals have been announced that could increase current capacity by approximately 3.4 mmbbls/day during the next five years; however the in-service dates for many of the pipeline projects have already been delayed or could be further delayed due to extended regulatory processes2 and/or regulatory and policy changes. The proposed pipeline projects, which are subject to various uncertainties, include the Keystone XL to the U.S. Gulf Coast, the Trans Mountain Expansion to Burnaby, British Columbia, the Enbridge Northern Gateway to Kitimat, British Columbia, the TransCanada Energy East to the east coast of Canada and the restoration of Enbridge’s Line 3.

AIF 2015	Page 69

Pipelines are widely accepted as the most efficient means of transporting crude oil; however, pipeline constraints in recent years have led to a sharp increase in the transportation of crude oil by rail. CAPP forecasts that 185 mbbls/day of crude oil was transported by rail in 2014 and estimates that between 500 – 600 mbbls/day of crude oil will be shipped by rail by 2018.

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

Royalty rates pertaining to Husky operations in Western Canada averaged nine percent of gross revenues in 2015 compared to 12 percent in 2014 primarily due to lower commodity prices with a sliding scale price sensitivity rate. In the Company’s Atlantic Region, the average royalty rate was 11 percent in 2015 compared to 17 percent in 2014 primarily due to lower crude oil prices.

In early 2016, the Alberta government adopted the recommendation of its Royalty Review Panel. The new royalty framework preserves the existing royalty structure and rates for oil sands. It also creates a harmonized royalty formula for crude oil, natural gas and liquids that emulates a revenue minus cost system. The new rates will be calibrated to match rates of returns that could be expected under the existing system. The royalty changes will take effect in 2017 and only apply to new wells. Royalties on existing wells will remain in place for 10 years.

The Canadian federal corporate income tax rate was 15 percent in 2015 and 2014. Provincial rates ranged between 10 percent and 16 percent in 2015 and 2014.

Other Jurisdictions

In the Company’s Asia Pacific Region, the average royalty rate was 5 percent in 2015 compared to 8 percent in 2014 primarily due to lower crude oil prices which resulted in lower levies.

Operations in the U.S are subject to the U.S. federal tax rate of 35 percent and various state-level taxes. Operations in China are subject to the Chinese tax rate of 25 percent. Operations in Indonesia are subject to tax at a rate of 40 percent as governed by each project’s PSC.

Land Tenure Regulation

In Canada, rights to natural resources are largely owned by the provincial and federal governments. Rights are granted to explore for and produce oil and natural gas subject to shared jurisdiction agreements, ELs, significant discovery and production licences, leases, permits, and provincial legislation which may include contingencies such as obligations to perform work or make payments.

For international jurisdictions, rights to natural resources are largely owned by national governments that grant rights in forms such as ELs and permits, production licences, and PSCs. Companies in the oil and gas industry are subject to ongoing compliance with the regulatory requirements established by the relevant country for the right to explore, develop and produce petroleum and natural gas in that particular jurisdiction.

AIF 2015	Page 70

Environmental Regulations

All phases of the oil and natural gas business are subject to environmental regulation pursuant to a variety of federal, provincial, state and local laws and regulations, as well as international conventions (collectively, “environmental regulations”).

Environmental regulations impose, among other things, restrictions, liabilities and obligations in connection with the generation, handling, storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances to the environment, including greenhouse gas emissions. Environmental regulations also require that wells, facilities and other properties associated with Husky’s operations be constructed, operated, maintained, abandoned and reclaimed to the satisfaction of pertinent regulatory authorities. In addition, certain types of operations, including exploration and development projects and significant changes to certain existing projects, may require the submission and approval of environmental impact assessments.

The oil and gas industry has already generally adapted to existing environmental regulations and initiatives including but not limited to, water, air emissions performance, climate change mitigation and adaptation, pipeline integrity management, reclamation, hydraulic fracturing and land use.

Water

Extensive regulations are imposed on Husky’s operations to ensure surface water and fresh groundwater are protected. Guidelines dictate aspects including:

•	well, pipeline, and facility offsets from fresh surface water bodies and domestic water wells;

•	drilling fluids, well construction materials, and methods to ensure isolation of fresh groundwater aquifers from resource exploration, extraction, and disposal activities;

•	baseline domestic water well testing;

•	downhole offsets for completions operations to ensure isolation from fresh groundwater aquifers, with specific risk mitigation expectations for hydraulic fracturing;

•	monitoring of fresh groundwater aquifers and wetlands at major operating facilities;

•	water discharge criteria for onshore and offshore facilities; and

•	fluid transport, handling, and storage.

Water withdrawals, in particular freshwater withdrawals, are regulated in all of the jurisdictions in which Husky has operations. Husky has reporting requirements relating to most licenced water withdrawals to support operations. Guidelines dictate water source selection and management. Water withdrawals are further governed by local watershed and/or industry water management plans.

Husky recognizes the importance of water security to the success of its operations, and engages in dialogue on proposed regulatory changes, both directly and through industry associations, to ensure the Company’s interests are recognized. Husky believes it is sufficiently prepared to fully comply when new water regulations come into force. Husky has a Corporate Water Standard that mandates Water Risk Assessments and Water Management Plans for its facilities, which include consideration of regulatory risks. Water Risk Assessments consider both known proposed water regulations and possible future regulations (not currently proposed). Husky has realized financial impacts due to recent regulation changes; proposed and future regulation changes could also have financial impacts. The purpose of the Water Risk Assessments is to identify and mitigate these risks. Mitigation could include minimizing financial impact.

Climate Change

Husky operates in many jurisdictions that regulate or have proposed to regulate GHG emissions. GHG regulations can be categorized as;

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

AIF 2015	Page 71

International Climate Change Agreements

Canada has committed to an Intended Nationally Determined Contribution of reducing GHG emissions by 30 percent below 2005 levels by 2030 as part of the Paris Agreement at the United Nations Framework Convention on Climate Change Conference of the Parties held in Paris, France in December 2015. The Agreement includes non-binding pledges from 195 countries including all major emitters globally to reduce emissions such that temperature increases are limited to “well below 2 °C above pre-industrial levels and to pursue efforts to limit the temperature increase to 1.5 °C.” There is a binding commitment to review and increase pledges every five years under the Paris Agreement.

Canadian Federal Greenhouse Gas Regulations

The Canadian federal government has begun addressing emissions of specific sectors of the economy, including working closely with the U.S. government to establish common North American vehicle emissions standards, as well as performance standards for thermal electricity generation. Also, in line with the United States, Canada has adopted renewable fuels regulations, requiring fuel producers and importers to have an average of at least five percent of their gasoline supply come from renewable sources (such as ethanol) and to have an average of at least two percent of their diesel supply come from renewable sources (such as bio-diesel).

The Canadian federal government continues to engage with the Canadian oil and gas industry and chemical industry (including ethanol producers) on proposed regulations for these sectors, seeking to balance emissions performance and global competitiveness.

The Canadian federal government has announced its intention to set a more stringent national target than the Paris Agreement.

Canadian Provincial Greenhouse Gas Regulations

In 2015, Alberta announced a major shift in its climate regulations. Facilities that emit over 100,000 tonnes of CO2e per year will be required to reduce their emissions intensity by 15 percent over baseline conditions by January 1, 2016 (previously this was 12 percent) which will increase to 20 percent by January 1, 2017. The price of the carbon levy (which may be used to make up for any shortfall in actual emissions intensity reductions) will also increase from $15/tCO2e to $20/tCO2e for 2016 and $30/tCO2e for 2017. As of January 1, 2018, these facilities will fall under a newly proposed product-based performance standard, the details of which have not yet been developed. As of January 1, 2017 Alberta will be implementing a broad-based carbon price designed to cover emissions across all sectors, starting at $20 per tonne and moving to $30 per tonne on January 1, 2018. The price will increase in real terms each year after that. Conventional oil and gas facilities emitting less than 100,000 tCO2e per year will be levied starting on January 1, 2023, to allow time for these facilities to reduce methane emissions under the newly proposed Joint Initiative on Methane Reduction and Verification. Consultations with industry and other stakeholders are ongoing to develop these regulations. Finally, total emissions from the oil sands will be capped at a maximum of 100 megatonnes in any year, with provisions for cogeneration and new upgrading capacity. The details of how this emissions limit will be implemented have not been finalized.

In British Columbia, regulations established in 2008 target a provincial reduction in GHG emissions of at least 33 percent below 2007 levels by 2020. In October 2014, British Columbia introduced Bill 2, the Greenhouse Gas Industrial Reporting and Control Act, which will limit emissions from LNG facilities to 0.16 tonnes of GHG emissions for each 1 tonne of LNG processed by the operator once implemented.

The British Columbia government released its Climate Leadership Plan Discussion Paper in July 2015. After considering the feedback provided during the consultation period, the B.C. Climate Leadership Team released its Recommendations to Government in November. The 32 recommendations focus largely on carbon pricing and measures to reduce GHG emissions, including increasing the rate of the existing carbon tax by $10/tonne every year starting in July 2018, expanding the scope of the carbon tax to apply to all GHG emission sources (including non-combustion sources), as well as implementing targeted measures to protect emissions-intensive, trade-exposed sectors (e.g. refining industry). The B.C. government is currently conducting additional consultation on the Climate Leadership Plan and expects to release the final plan in the spring of 2016.

Manitoba’s Climate Change and Green Economy Action Plan was released in December 2015. Manitoba has pledged to start a carbon cap-and-trade system aiming to cut GHG emissions from 2005 levels by one-third by 2030 and by one-half by 2050. The province will seek to be carbon-neutral by 2080. Manitoba will cap GHG emissions for certain sectors and link its cap-and-trade system with others in North America, including Ontario, Quebec and California.

AIF 2015	Page 72

In April 2015, the Ontario government signed an agreement with Quebec to create a joint cap-and-trade system that will be the primary tool for Ontario seeking to achieve its 2020 target of GHG emissions being 15 per cent below 1990 emission levels. The Cap and Trade Program Design Options were posted for comment in November. The document seeks input on various elements of the program including timing, scope of the program, setting the caps on GHG emissions, allowance distribution, price stability mechanisms and enforcement.

U.S. Greenhouse Gas Regulations

The U.S. does not have federal legislation establishing targets for the reduction of or limits on the emission of GHGs. However, the EPA has and may continue to promulgate regulations concerning the reporting and control of GHG emissions. In 2009, the EPA enacted the GHGRP, which requires any facility releasing more than 25,000 tons per year of CO2e emissions to report those emissions on an annual basis, beginning with calendar year 2010. In addition to reporting direct CO2e emissions, the GHGRP requires refineries to estimate the CO2e emissions from the potential subsequent combustion of the refinery’s products.

In May 2010, the EPA finalized the Greenhouse Gas Tailoring Rule. This rule “tailored” the Clean Air Act by phasing in permitting requirements for GHG emissions, including BACT requirements for new and modified sources of air emissions emitting more than a threshold quantity of GHGs. In June 2014, the U.S. Supreme Court issued its opinion in Utility Air Regulatory Group v. EPA. The Court invalidated portions of the Tailoring Rule but upheld the EPA’s authority to require BACT for GHG emissions associated with sources that must obtain Prevention of Significant Deterioration permits based on their non-GHG emissions. Based on the Court’s opinion, it is possible that the EPA will amend the Tailoring Rule in a way that imposes additional GHG requirements on Husky’s U.S. operations.

The EPA has previously issued standards for the oil and gas production and transmission sector that, among other requirements, mandates the use of specified REC for hydraulically fractured natural gas wells. In August 2015, the EPA proposed methane emissions standards for the upstream oil and gas sector, including an extension of REC requirements to hydraulically fractured oil wells.

The EPA has not yet issued proposed or final GHG emissions standards for new or existing refineries but could do so in the future. These and other EPA regulations regarding GHG emissions are subject to judicial challenges and could be modified by congressional legislation.

Pipeline Integrity

Recent high-profile oil spill events have led to a significant increase in exposure and expectation amongst the public, by governments and regulators and within industry.

Governments are setting new expectations for pipeline integrity management and spill response. The B.C. Government has outlined five minimum requirements that must be met for the province to consider the construction of heavy oil pipelines within its borders. Governments, through their regulators, have increased the number of inspections and reviews, and in parallel have put in place a series of new expectations for stronger pipeline integrity and spill management.

Industry, as a group, has responded by developing and implementing best practice guidelines to deliver the new expectations.

Abandonment Liability

Over a three year period, the AER phased in parameter updates to the licencee abandonment liability program. These changes were fully implemented in May 2015 under Directive 006: Licencee Liability Rating Program and Licence Transfer Process (“Directive 6”) and effected important changes to the Licencee Liability Rating Program. The Licencee Liability Rating Program is designed to prevent Alberta taxpayers from incurring costs to suspend, abandon, remediate, and reclaim a well, facility or pipeline. Under the Licencee Liability Rating Program, each licencee is assigned a Liability Management Rating. Liability Management Rating is the ratio of a licencee’s eligible deemed assets under the Licencee Liability Rating Program, the Large Facility Liability Management Program and the Oilfield Waste Liability Program to its deemed liabilities in these programs. The Liability Management Rating assessment is designed to assess a licencee’s ability to address its suspension, abandonment, remediation and reclamation liabilities. This assessment is conducted monthly and on receipt of a licence transfer application in which the licencee is the transferor or transferee.

AIF 2015	Page 73

If a licencee’s deemed liabilities exceed its deemed assets, the licencee is required to post a security deposit with the AER to make up the shortfall. If a licencee fails to post security, if required, then the AER may take a number of steps to enforce these provisions, which include non-compliance fees, partial or full suspension of operations, suspension and/or cancellation of a permit, licence or approval, and prevention of the transfer of licences held by licencees that do not meet the new requirements.

Hydraulic Fracturing

Hydraulic fracturing is a method of increasing well production by injecting fluid or gas under high pressure down a well to crack the hydrocarbon bearing rock. In the case of water-based fractures, the fluid typically consists of water, sand, and a relatively small amount of chemicals. This mixture flows into the cracks where the sand remains to keep the cracks open and enable natural gas or liquids to be recovered. Fracturing fluids are produced back to the surface through the wellbore and are stored for reuse or future disposal in accordance with provincial regulations. The wells are designed and installed to provide multiple barriers protecting fresh groundwater aquifers from the fracturing process.

The Government of Canada manages use of chemicals through its Chemical Management Plan and New Substances Program. Some provinces require the details of fracturing fluids to be submitted to regulators. In Alberta, the AER requires that all fracturing operations submit reports regarding the quantity of fluids and additives.

In response to concerns that hydraulic fracturing may induce seismic events, the AER has imposed seismic monitoring and reporting requirements in certain areas of the Province, including the Duvernay formation.

Land Use

In 2012, the Government of Alberta approved the LARP, which covers the lower Athabasca region and includes Husky’s oil sands assets and major projects. The LARP was developed to consider cumulative effects within the region using formal management frameworks; Air Quality, Surface Water Quality and Quantity, Groundwater Management and Biodiversity.

The use of each framework establishes approaches to ensure trends are identified and assessed, regional limits are not exceeded and that air, water, and biodiversity remain healthy for the region’s residents and ecosystems during oil sands development. To date, the Biodiversity Framework under LARP has not been finalized.

Industry Collaboration Initiatives

Husky participates in a number of industry associations and sustainability groups to better understand environmental, safety and social issues while benefitting from and contributing to industry innovation and good management practices.

In early 2012, Husky joined IPIECA, the global oil and gas industry association for environmental and social issues, and is participating in its Water Task Force and Climate Change Working Group as well as other topic focused groups. The Company is also a member of Oil Spill Response Limited, an international industry-owned cooperative which exists to respond effectively to oil spills wherever in the world they may occur. Husky also participates in industry reporting and joint policy advocacy through CAPP and CFA.

Husky collaborates on water management and water risk mitigation through involvement in industry initiatives and committees. As a member of the joint-industry Water Technology Development Centre, Husky is committed to developing technologies that will reduce water and energy use for in-situ thermal heavy oil operations. Husky also participates in the CAPP Water Task Group and its specialty sub-committees, the COSIA Devonian Aquifer Working Group, the PTAC Water Innovation and Planning Committee, the PTAC Tight Oil and Gas Innovation Network Water Management Committee, the CEMA Water Working Group and supporting technical groups, and the IPIECA Water Working Group; and, through involvement in watershed committees including the North Saskatchewan Watershed Alliance and the Beaver River Watershed Alliance.

Husky pursues memberships with the following sustainability groups and industry associations to better understand environmental, safety and social issues while benefitting and contributing to industry innovation and best practices: Alberta Industrial Fire Protection Association, Beaver River Watershed Alliance, Calgary Region Airshed Zone,

AIF 2015	Page 74

Canadian Association of Petroleum Producers, Canadian Fuels Association, Canadian Land Reclamation Association, CDP, China Offshore Environmental Services, China Offshore Oil Operation Safety Office, China’s State Oceanic Administration, Clearwater Mutual Aid CO-OP, Clearwater Trails Initiative, Conference Board of Canada – Council on Emergency Management, Cumulative Environmental Management Association, Earth Rangers, Eastern Canada Response Corporation, Emergency Response Assistance Canada, Environmental Services Association of Alberta, Environmental Studies Research Funds, Faster Forests (part of COSIA), Foothills Research Institute – Grizzly Bear Program, Foothills Restoration Forum – Southwest Alberta Sustainable Community Initiative, Grasslands Air Zone, Hardisty Air Management Zone Association, Indonesian Petroleum Association, Integrated CO2 Network, International Oil & Gas Producers Association, IPIECA, Lakeland Industry and Community Association, Lloydminster Emergency Preparedness Stakeholder Group, Mackenzie Delta Spill Response Corporation, Marine Pollution Control, Mutual Aid Alberta, North Saskatchewan Watershed Alliance, Ohio Chemistry Trade Council, Oil Spill Response Limited, One Ocean, Orphan Well Association, Ottawa River Coalition, Palliser Airshed Society, Parkland Airshed Management Zone, Peace Airshed Zone, Petroleum Research Newfoundland and Labrador, Petroleum Technology Alliance Canada, Plains CO2 Reduction Partnership, Prince George Air Improvement Roundtable, Regional Aquatics Monitoring Program, Saskatchewan Petroleum Industry Government Environmental Committee, Saskatchewan Prairie Conservation Action Plan, Southeast Saskatchewan Airshed Association, Upstream Saskatchewan Spill Response Co-op Area 2, 3 & 4 Spill Response Cooperatives, Water Technology Development Centre – COSIA joint industry project, West Central Airshed, Western Canadian Spill Services, Western Yellowhead Air Management Zone, and the Wood Buffalo Environmental Association.

Husky’s Sustainability Commitment

Husky’s sustainability is a key pillar of the financial well-being of the Company. While sustainability begins with a strong financial foundation, success is directly linked to how the Company conducts its business, whether it is by improving safety, by taking steps to protect the environment, or in delivering lasting benefits to the communities. More information can be found in the Husky Energy 2014 Community Report, which can be accessed under both the Social Responsibility and Environment sections of www.huskyenergy.com.

(1)	“Short-Term Energy Outlook”, January 2016, U.S. Energy Information Administration

(2)	“Crude Oil Forecast, Markets and Pipelines”, June 2015, Canadian Association of Petroleum Producers

(3)	“Marketable Natural Gas Production in Canada”, December 30, 2015, National Energy Board

AIF 2015	Page 75

RISK FACTORS

The following summarizes what Husky believes to be the most significant risks relating to its operations that should be considered when purchasing securities of Husky. Husky has developed an enterprise risk matrix to identify risks to its people, the environment, its assets and its reputation, and to systematically mitigate these risks to an acceptable level. The risk matrix and associated mitigation strategies are reviewed quarterly by senior management and semi-annually by the Audit Committee of the Board of Directors.

Operational, Environmental and Safety Incidents

The Company’s businesses are subject to inherent operational risks in respect to safety and the environment that require continuous vigilance. The Company seeks to minimize these operational risks by carefully designing and building its facilities and conducting its operations in a safe and reliable manner using HOIMS, its integrated management system that considers environmental requirements and process and occupational safety. Failure to manage the risks effectively could result in potential fatalities, serious injury, interruptions to activities or use of assets, damage to assets, environmental impact, or loss of licence to operate. Enterprise risk management, emergency preparedness, business continuity and security policies and programs are in place for all operating areas and are adhered to on an ongoing basis. The Company, in accordance with industry practice, maintains insurance coverage against losses from certain of these risks. Nonetheless, insurance proceeds may not be sufficient to cover all losses, and insurance coverage may not be available for all types of operational risks.

Commodity Price Volatility

Husky’s results of operations and financial condition are dependent on the prices received for its refined products, crude oil, NGL and natural gas production. Lower prices for crude oil, NGL and natural gas could adversely affect the value and quantity of Husky’s oil and gas reserves. Husky’s reserves include significant quantities of heavier grades of crude oil that trade at a discount to light crude oil. Heavier grades of crude oil are typically more expensive to produce, process, transport and refine into high value refined products. Refining and transportation capacity for heavy crude oil is limited and planned increases of North American heavy crude oil production may create the need for additional heavy oil refining and transportation capacity. Wider price differentials between heavier and lighter grades of crude oil could have adverse effects on Husky’s financial performance and condition, reduce the value and quantities of Husky’s heavier crude oil reserves and delay or cancel projects that involve the development of heavier crude oil resources. There is no guarantee that pipeline development projects will provide sufficient transportation capacity and access to refining capacity to accommodate expected increases in North American heavy crude oil production.

Prices for refined products and crude oil are based on world supply and demand. Supply and demand can be affected by a number of factors including, but not limited to, actions taken by OPEC, non-OPEC crude oil supply, social conditions in oil producing countries, the occurrence of natural disasters, general and specific economic conditions, technological developments, prevailing weather patterns and the availability of alternate sources of energy.

Husky’s natural gas production is currently located in Western Canada and the Asia Pacific Region. Western Canada is subject to North American market forces. North American natural gas supply and demand is affected by a number of factors including, but not limited to, the amount of natural gas available to specific market areas either from the well head of existing or accessible conventional or unconventional sources (such as from shale), or from storage facilities, technological developments, prevailing weather patterns, the U.S. and Canadian economies, the occurrence of natural disasters and pipeline restrictions.

The natural gas Husky produces in the Asia Pacific Region is sold to specific buyers with long-term contracts. For the Liwan 3-1 gas field, a price profile has been fixed for five years and then will be linked to local benchmark pricing for the years following subject to a floor and ceiling. For the Liuhua 34-2 field, the price is fixed with a single escalation step during the contract delivery period. In Asia or in North America, refined products and the crude oil price is based on the balance of supply and demand. Natural gas price in North America is affected primarily by supply and demand, as well as by prices for alternative energy sources.

In certain instances, the Company uses derivative commodity instruments and futures contracts on commodity exchanges to manage exposure to price volatility on a portion of its refined product, oil and gas production, inventory or volumes in long distance transit.

The fluctuations in refined products, crude oil and natural gas prices are beyond the Company’s control and could have a material adverse effect on the Company’s business, financial condition and cash flow. For information on 2015 commodity price sensitivities, refer to Section 3.0 of the 2015 Annual MD&A.

AIF 2015	Page 76

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

Restricted Market Access and Pipeline Interruptions

Husky’s results depend upon the Company’s ability to deliver products to the most attractive markets. The Company’s results could be impacted by restricted market access resulting from a lack of pipeline or other transportation alternatives to attractive markets as well as regulatory and/or other marketplace barriers. The interruptions and restrictions may be caused by the inability of a pipeline to operate, or they can be related to capacity constraints as the supply of feedstock into the system exceeds the infrastructure capacity. With growing conventional, shale oil and oil sands production across North America and limited availability of infrastructure to carry the Company’s products to the marketplace, oil and natural gas transportation capacity is expected to be restricted in the next few years. Restricted market access may potentially have a material impact on the Company’s financial condition, short-term to long-term business strategy, cash flow, earnings and corporate reputation. Unplanned shutdowns and closures of its refineries and or upgrader may limit Husky’s ability to deliver product with negative implications on sales and results from operating activities.

Security and Terrorist Threats

Security threats and terrorist or activist activities may impact the Company’s personnel, which could result in injury, death, extortion, hostage situations and/or kidnapping, including unlawful confinement. A security threat, terrorist attack or activist incident targeted at a facility, office or offshore vessel/installation owned or operated by the Company could result in the interruption or cessation of key elements of the Company’s operations. Outcomes of such incidents could have a material impact on the Company’s financial condition, business strategy and cash flow.

A cyber incident may impact the operational state and/or cause physical damage to the Company’s assets, along with potential health and safety risks or loss of intellectual property.

International Operations

International operations can expose the Company to uncertain political, economic and other risks. The Company’s operations in certain jurisdictions may be adversely affected by political, economic or social instability or events. These events may include, but are not limited to, onerous fiscal policy, renegotiation or nullification of agreements, imposition of onerous regulation, changes in laws governing existing operations, financial constraints, including currency and exchange rate fluctuations, unreasonable taxation and corrupt behaviour of public officials, joint venture partners or third-party representatives that could result in lost business opportunities for Husky. This could adversely affect the Company’s interest in its foreign operations and future profitability.

Major Project Execution

The Company manages a variety of oil and gas projects ranging from Upstream to Downstream assets. The risks associated with project development and execution, as well as the risks involved in commissioning and integration of new assets with existing facilities, can impact the economic feasibility of the Company’s projects. These risks can result in, among other things, cost overruns, schedule delays and decreases in product markets. These risks can also impact the Company’s safety and environmental performance, which could negatively affect the Company’s reputation.

AIF 2015	Page 77

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

Reserves Data, Future Net Revenue and Resource Estimates

The reserves and resource data contained or referenced in this AIF represent estimates only. The accurate assessment of oil and gas reserves and resources is critical to the continuous and effective management of the Company’s Upstream assets. Reserves and resources estimates support various investment decisions about the development and management of oil and gas properties. In general, estimates of economically recoverable crude oil and natural gas reserves and resources and the future net cash flow therefrom are based upon a number of variable factors and assumptions, such as product prices, future operating and capital costs, historical production from the properties and the assumed effects of regulation by government agencies, including with respect to royalty payments, all of which may vary considerably from actual results. All such estimates are to some degree uncertain, and classifications of reserves and resources are only attempts to define the degree of uncertainty involved. For those reasons, estimates of the economically recoverable oil and gas reserves and resources attributable to any particular group of properties, classification of such reserves and resources based on risk of recovery and estimates of future net revenues expected therefrom may differ substantially from actual results. The data may be prepared by different engineers or by the same engineers at different times. These factors may cause the estimates to vary substantially over time. All reserves and resources estimates involve a degree of ambiguity and, at times, rely on indirect measurement techniques to estimate the size and recoverability of the resource. While new technologies have increased the accuracy of these techniques, there remains the potential for human or systemic error in recording and reporting the magnitude of the Company’s oil and gas reserves and resources. Inaccurate appraisal of large project reservoirs could result in missed production, revenue and earnings targets and could negatively affect the Company’s reputation, investor confidence and the Company’s ability to deliver on its growth strategy.

Government Regulation

Given the scope and complexity of Husky’s operations, the Company is subject to regulation and intervention by governments at the federal, provincial, state and municipal levels in the countries in which it conducts its operations or exploratory activities. As these governments continually balance competing demands from different interest groups and stakeholders, the Company recognizes that the magnitude of regulatory risks has the potential to change over time. Changes in government policy, legislation or regulation could impact the Company’s existing and planned projects as well as impose costs of compliance and increase capital expenditures and operating expenses. Examples of the Company’s regulatory risks include, but are not limited to, uncertain or negative interactions with governments, uncertain energy policies, uncertain climate policies, uncertain environmental and safety policies, penalties, taxes, royalties, government fees, reserves access, limitations or increases in costs relating to the exportation of commodities, restrictions on the acquisition of exploration and production rights and land tenure, expropriation or cancellation of contract rights, limitations on control over the development and abandonment of fields and loss of licences to operate.

Environmental Regulation

Changes in environmental regulation could have a material adverse effect on Husky’s financial condition and results of operations by requiring increased capital expenditures and operating costs or by impacting the quality, formulation or demand of products, which may or may not be offset through market pricing.

The scope and complexity of changes in environmental regulation make it challenging to forecast the potential impact to Husky. Husky has made projections of the impact of scenarios involving certain potential laws and regulations relating to climate change. Husky engages in dialogue on proposed changes, both directly and through industry associations, to ensure the Company’s interests are recognized and Husky is sufficiently prepared to fully comply when new regulations come into force.

AIF 2015	Page 78

Husky anticipates further changes in environmental legislation could occur, which may result in stricter standards and enforcement, larger fines and liabilities, increased compliance costs and approval delays for critical licences and permits, which could have a material adverse effect on Husky’s financial condition and results of operations through increased capital and operating costs.

Some of the topics that are or could in the future be subject to new or enhanced environmental regulation include:

•	GHG emission regulations in jurisdictions where the Company has operations;

•	increased restrictions on freshwater licensing;

•	enhanced groundwater and surface water monitoring;

•	enhanced water discharge criteria;

•	provincial/state level calculation and regulation of carbon intensity for transportation fuels;

•	fuel reformulation to support reduced transportation emissions;

•	managing air pollutants at facility and equipment levels;

•	potential for a moratorium on development in areas of particular value to species at risk; and

•	the transportation of product by rail.

Transportation of Dangerous Goods Regulation

New regulations amending the Canadian Transportation of Dangerous Goods Regulations were published on May 20, 2015. The regulatory package was made in coordination with the USDOT, the USDOT package having been developed by the USDOT’s affiliate regulators, the Federal Railroad Administration and the Pipeline and Hazardous Materials Safety Administration (“PHMSA”). The new regulations unveiled a new, enhanced, class of tank car and were characterized by the USDOT as an aggressive, risk-based retrofitting schedule for older tank cars carrying, in particular, crude oil and ethanol. The new class of non-pressurized tank car (TC-117 in Canada and DOT-117 in the United States) adopts technical requirements for Class 3 flammable liquids service: jacketed and thermally insulated shells of 9/16-inch steel, full-height half-inch-thick head shields, re-closable pressure relief valves and rollover protection for top fittings.

The new regulations also provide a timeline for the retrofitting or retirement of existing DOT-111 cars and the newer industry-sponsored CPC-1232 cars that were constructed since 2011. Husky currently leases and operates a fleet of 1,534 tank cars, 314 or 20 percent of which are affected by the new regulations and will be replaced.

In December 2015, the U.S. congress passed the FAST Act, a federal transportation bill. Among other things, the FAST Act requires the phased implementation of new tank car standards previously finalized by PHMSA for all flammable liquids tank cars.

Husky loads, bills, and ships cars to destinations all over North America from five primary locations: Lloydminster Upgrader, Lloydminster Refinery, Prince George, Ram River and Lima. The new regulations may impact the Company’s operations in North America.

Climate Change Regulation

The Company continues to monitor the international and domestic efforts to address climate change, including international low carbon fuel standards and regulations and emerging regulations in the jurisdictions in which the Company operates.

Existing regulations in Alberta require facilities that emit more than 100,000 tonnes of CO2e in a year to reduce their emissions intensity by up to 20 percent below an established baseline emissions intensity by January 1, 2017. These regulations currently affect the Company’s Ram River Gas Plant and Tucker Thermal Facility. Husky’s Sunrise Energy Project will not be impacted by the existing regulations before they expire in 2017. The Alberta Climate Leadership Plan will be implemented in 2017. The regulations under this plan are currently under development and will cover all of the Company’s assets in Alberta. These regulations may materially impact the Company’s current and future operations in the province.

The Saskatchewan government is currently in the process of developing regulations. These regulations may impact the Company’s current and future operations in the province.

British Columbia currently has a $30 per tonne carbon tax that is in place on fuel the Company uses and purchases in that jurisdiction, which affects all of the Company’s operations in British Columbia. Additionally, British Columbia has a Renewable and Low Carbon Fuel Requirements Regulation in place that requires a reduction in the

AIF 2015	Page 79

allowable carbon intensities of all fuels, with penalties applied for intensities that do not meet targets. As a result of credits generated by the Company, it is anticipated that penalty payments will not begin to apply until the end of 2017. Beyond that, the cost of compliance with the regulation may become material.

At the Company’s Prince George Refinery, certain biodiesel options are not feasible operationally or economically. With the current biodiesel option, it is not economically feasible to increase the blending percentages.

The B.C. government is currently conducting additional consultation on its Climate Leadership Plan. Future regulations may impact the Company’s current and future operations in British Columbia.

Manitoba released its Climate Change and Green Economy Action Plan in December 2015 and pledged to start a carbon cap-and-trade system aiming to cut GHG emissions from 2005 levels by one-third by 2030 and by one-half by 2050. Manitoba has stated it will cap GHG emissions for certain sectors and link its cap-and-trade system with others in North America. Details on the plan will follow public consultations, and its implementation may impact Husky’s operations in Manitoba.

The Federal Government of Canada has announced its intention to commence developing a new federal climate change plan in consultation with the provinces. It is not clear how this new plan will be structured and what impacts it will have on Husky’s operations. Climate change regulations may become more onerous over time as governments implement policies to further reduce GHG emissions. Although the impact of emerging regulations is uncertain, they may have a material adverse effect on the Company’s financial condition and results of operations through increased capital and operating costs and change in demand for refined products.

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

The Company enters into short-dated foreign exchange contracts to fix the exchange rate for conversion of U.S. dollar denominated revenue to hedge against these potential fluctuations. The Company also designates a portion of its U.S debt as a hedge of the Company’s net investment in the U.S. refining operations for which the U.S. dollar is the functional currency. At December 31, 2015, the amount that the Company designated was U.S. $3.2 billion (December 31, 2014 - U.S. $2.9 billion).

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

AIF 2015	Page 80

Counterparty Credit Risk

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

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price. The Company’s process for managing liquidity risk includes ensuring, to the extent possible, that it has access to multiple sources of capital including: cash and cash equivalents, cash from operating activities, undrawn credit facilities and the availability to raise capital from various debt and equity capital markets under its shelf prospectuses. The availability of capital under its shelf prospectuses is dependent on market conditions at the time of sale.

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

Credit Rating Risk

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

AIF 2015	Page 81

Climatic Conditions

Extreme climatic conditions may have significant adverse effects on operations. Weather and climate affect demand, and therefore, the predictability of the demand for energy is affected to a large degree by the predictability of weather and climate. In addition, the Company’s exploration, production and construction operations, or disruptions to the operations of major customers or suppliers, can be affected by extreme weather. This may result in cessation or diminishment of production, delay of exploration and development activities or delay of plant construction. All of these could potentially cause adverse financial impacts.

The Company operates in some of the harshest environments in the world, including offshore in the Atlantic Region. Climate change may increase severe weather conditions in these locations including winds, flooding and variable temperatures, which are contributing to the melting of Northern ice and increased creation of icebergs. Icebergs off the coast of Newfoundland and Labrador may threaten offshore oil production facilities, causing damage to equipment and possible production disruptions, spills, asset damage and human impacts. The Company has in place a number of policies to protect people, equipment and the environment in the event of extreme weather conditions and ice melt conditions.

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

AIF 2015	Page 82

HUSKY EMPLOYEES

The number of Husky’s permanent employees was as follows:

As at December 31,
2015	2014	2013
5,552	5,774	5,479

DIVIDENDS

The following table shows the aggregate amount of the dividends per common share, Series 1 Preferred Shares, Series 3 Preferred Shares, Series 5 Preferred Shares and Series 7 Preferred Shares of the Company declared payable in respect of its last three years ended December 31:

	2015	2014	2013
Dividends per Common Share	$0.90	$1.20	$1.20
Dividends per Series 1 Preferred Share	$1.11	$1.11	$1.11
Dividends per Series 3 Preferred Share	$1.19	—	—
Dividends per Series 5 Preferred Share	$0.90	—	—
Dividends per Series 7 Preferred Share	$0.62	—	—

Dividend Policy and Restrictions

The declaration and payment of dividends are at the discretion of the Board of Directors, which will consider earnings, commodity price outlook, future capital requirements and financial condition of Husky, the satisfaction of the applicable solvency test in Husky’s governing corporate statute, the Business Corporations Act (Alberta), and other relevant factors.

Common Share Dividends

Shareholders have the ability to receive dividends in common shares or in cash. Quarterly dividends are declared in an amount expressed in dollars per common share and can be paid by way of issuance of a fraction of a common share per outstanding common share determined by dividing the dollar amount of the dividend by the volume weighted average trading price of the common shares on the principal stock exchange on which the common shares are traded. The volume weighted average trading price of the common shares is calculated by dividing the total value by the total volume of common shares traded over the five trading day period immediately prior to the payment date of the dividend on the common shares. The Board of Directors had established a dividend policy that pays quarterly dividends of $0.30 ($1.20 annually) per common share. The third quarter dividend was declared in the amount of $0.30 per common share, and paid to all shareholders of record on November 27, 2015, without any further action on their part, in the form of common shares at a price of $13.98 per share on January 11, 2016. Given the persistent downward pressure on oil prices and the extended lower for longer outlook, the Board of Directors has suspended the Company’s quarterly dividend on its common shares.

Husky’s dividend policy will continue to be reviewed and there can be no assurance that further dividends will be declared or the amount of any future dividend.

Series 1 Preferred Share Dividends

Holders of Series 1 Preferred Shares are entitled to receive a cumulative quarterly fixed dividend, payable on the last day of March, June, September and December in each year, yielding 4.45 percent annually for the initial period ending March 31, 2016, as and when declared by the Board of Directors. Thereafter, the dividend rate will be reset every five years at a rate equal to the 5-year Government of Canada bond yield plus 1.73 percent. Holders of Series 1 Preferred Shares will have the right, at their option, to convert their shares into Series 2 Preferred Shares, subject to certain conditions, on March 31, 2016 and on March 31 every five years thereafter. Holders of the Series 2 Preferred Shares are entitled to receive a cumulative quarterly floating rate dividend at a rate equal to the 90-day Government of Canada Treasury Bill yield plus 1.73 percent as and when declared by the Board of Directors.

AIF 2015	Page 83

Series 3 Preferred Share Dividends

Holders of the Series 3 Shares are entitled to receive a cumulative quarterly fixed dividend, payable on the last day of March, June, September and December in each year, yielding 4.50 percent annually for the initial period ending December 31, 2019 as declared by the Board of Directors. Thereafter, the dividend rate will be reset every five years at the rate equal to the five-year Government of Canada bond yield plus 3.13 percent. Holders of Series 3 Shares will have the right, at their option, to convert their shares into Series 4 Preferred Shares, subject to certain conditions, on December 31, 2019 and on December 31 every five years thereafter. Holders of the Series 4 Preferred Shares will be entitled to receive cumulative quarterly floating dividends at a rate equal to the 90-day Government of Canada Treasury Bill yield plus 3.13 percent.

Series 5 Preferred Share Dividends

Holders of the Series 5 Preferred Shares are entitled to receive a cumulative quarterly fixed dividend, payable on the last day of March, June, September and December in each year, yielding 4.50 percent annually for the initial period ending March 31, 2020 as declared by the Board of Directors. Thereafter, the dividend rate will be reset every five years at the rate equal to the five-year Government of Canada bond yield plus 3.57 percent. Holders of Series 5 Preferred Shares will have the right, at their option, to convert their shares into Series 6 Preferred Shares, subject to certain conditions, on March 31, 2020 and on March 31 every five years thereafter. Holders of the Series 6 Preferred Shares will be entitled to receive cumulative quarterly floating dividends at a rate equal to the 90-day Government of Canada Treasury Bill yield plus 3.57 percent

Series 7 Preferred Share Dividends

Holders of the Series 7 Preferred Shares are entitled to receive a cumulative fixed dividend, payable on the last day of March, June, September and December in each year, yielding 4.60 percent annually for the initial period ending June 30, 2020 as declared by the Board of Directors. Thereafter, the dividend rate will be reset every five years at the rate equal to the five-year Government of Canada bond yield plus 3.52 percent. Holders of the Series 7 Preferred Shares will have the right, at their option, to convert their shares into Series 8 Preferred Shares, subject to certain conditions, on June 30, 2020 and on June 30 every five years thereafter. Holders of the Series 8 Preferred Shares will be entitled to receive cumulative quarterly floating dividends at a rate equal to the 90-day Government of Canada Treasury Bill yield plus 3.52 percent.

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

In the event the stock dividend is to be issued pursuant to Husky’s Stock Dividend Program, shareholders of record wishing to accept a payment of the stock dividend, and of future stock dividends declared by the Board of Directors in the form of common shares pursuant to Husky’s Stock Dividend Program, are required to complete and deliver to Husky’s transfer agent a Stock Dividend Confirmation Notice at least five business days prior to the record date of a declared dividend. The Stock Dividend Confirmation Notice permits shareholders to confirm that they will accept common shares as payment of the dividend on all or a stated number of their common shares. A Stock Dividend Confirmation Notice will remain in effect for all stock dividends on the common shares to which it relates and

AIF 2015	Page 84

which are held by the shareholder unless the shareholder delivers a revocation notice to Husky’s transfer agent, in which case the Stock Dividend Confirmation Notice will not be effective for any dividends having a declaration date that is more than five business days following receipt of the revocation notice by Husky’s transfer agent. In the event a shareholder fails to deliver a Stock Dividend Confirmation Notice at least five business days prior to the record date of a declared dividend, or delivers a Stock Dividend Confirmation Notice confirming that the holder of common shares accepts the common shares as payment of the dividend on some but not all of the holder’s common shares, the dividend on common shares for which no Stock Dividend Confirmation Notice was delivered or the dividend on those of the holder’s common shares in respect of which the holder did not deliver a Stock Dividend Confirmation Notice, will be paid in cash. See “Dividends - Dividend Policy and Restrictions – Common Share Dividends.”

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

In 2011, Husky issued 12 million Series 1 Preferred Shares and authorized the issuance of 12 million Series 2 Preferred Shares. In 2014, Husky issued 10 million Series 3 Preferred Shares and authorized the issuance of 10 million Series 4 Preferred Shares. In 2015, Husky issued 8 million Series 5 Preferred Shares and 6 million Series 7 Preferred Shares and authorized the issuance of 8 million Series 6 Preferred Shares and 6 million Series 8 Preferred Shares. See “Dividends - Dividend Policy and Restrictions - Series 1 Preferred Share Dividends” and “Dividends - Dividend Policy and Restrictions - Series 3 Preferred Share Dividends” and “Dividends - Dividend Policy and Restrictions - Series 5 Preferred Share Dividends” and “Dividends - Dividend Policy and Restrictions - Series 7 Preferred Share Dividends”. None of the issued preferred shares are entitled to vote, except in accordance with the provisions of the Business Corporations Act (Alberta).

Liquidity Summary

The following information relating to Husky’s credit ratings is provided as it relates to Husky’s financing costs, liquidity and operations. Specifically, credit ratings affect Husky’s ability to obtain short-term and long-term financing and the cost of such financing. Additionally, the ability of Husky to engage in certain collateralized business activities on a cost effective basis depends on Husky’s credit ratings. A reduction in the current rating on Husky’s debt by one or more of its rating agencies, particularly a downgrade below investment grade ratings, or a negative change in Husky’s ratings outlook could adversely affect Husky’s cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings may affect Husky’s ability to enter, and the associated costs of entering, (i) into ordinary course derivative or hedging transactions, which may require Husky to post additional collateral under certain of its contracts if certain adverse events occur with respect to credit ratings, and (ii) into and maintaining ordinary course contracts with customers and suppliers on acceptable terms.

	Standard and Poor’s Rating Services	Moody’s Investor Service (“Moody’s)	Dominion Bond Rating Services Limited
Outlook/Trend	Negative - Issuer	Stable	Negative
Senior Unsecured Debt	BBB+	Baa2	A(low)
Series 1 Preferred Shares	P-2(low)		Pfd-2(low)
Series 3 Preferred Shares	P-2(low)		Pfd-2(low)
Series 5 Preferred Shares	P-2(low)		Pfd-2(low)
Series 7 Preferred Shares	P-2(low)		Pfd-2(low)
Commercial Paper			R-1(low)

AIF 2015	Page 85

Credit ratings are intended to provide investors with an independent measure of credit quality of any issuer of securities. The credit ratings accorded to Husky’s securities by the rating agencies are not recommendations to purchase, hold or sell the securities in as much as such ratings do not comment as to market price or suitability for a particular investor. Any rating may not remain in effect for any given period of time or may be revised or withdrawn entirely by a rating agency in the future, if in its judgment, circumstances so warrant. The Company pays an annual fee to Standard and Poor’s, Moody’s and Dominion Bond Rating Services Limited. Additionally, Husky pays a fee to credit rating agencies in order to receive a rating for debt or equity instruments upon issuance.

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

Standard and Poor’s has assigned a negative outlook on Husky’s corporate rating. This indicates that S&P’s credit rating of Husky may change in the coming 6 to 24 months but does not mean that a rating change is inevitable.

Standard and Poor’s began rating Husky’s Series 1 Preferred Shares, Series 3 Preferred Shares, Series 5 Preferred Shares, and Series 7 Preferred Shares on its Canadian preferred share scale on March 18, 2011, December 9, 2014, March 12, 2015 and June 17, 2015, respectively. Preferred share ratings are a forward-looking opinion about the creditworthiness of an issuer with respect to a specific preferred share obligation. There is a direct correspondence between the ratings assigned on the preferred share scale and Standard & Poor’s ratings scale for long-term credit ratings. According to Standard and Poor’s ratings system, a P-2 (low) rating on the Canadian preferred share rating scale is equivalent to a BBB- rating on the long-term credit rating scale.

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

AIF 2015	Page 86

Dominion Bond Rating Service began rating Husky’s Series 1 Preferred Shares, Series 3 Preferred Shares, Series 5 Preferred Shares, and Series 7 Preferred Shares on its Canadian preferred share scale on March 18, 2011, December 9, 2014, March 12, 2015 and June 17, 2015, respectively. Preferred share ratings are meant to give an indication of the risk that an issuer will not fulfill its full obligations in a timely manner, with respect to both dividend and principal commitments. Dominion Bond Rating Service preferred share ratings range from Pdf-1 (highest) to D (lowest). According to the Dominion Bond Rating Service ratings system, preferred shares rated Pfd-2 are of satisfactory credit quality where protection of dividends and principal is still substantial, but earnings, the balance sheet and coverage ratios are not as strong as Pfd-1 rated companies.

Dominion Bond Rating Service began rating Husky’s commercial paper on September 4, 2014. Credit ratings on commercial paper are on a short-term debt rating scale that ranges from R-1 (high) to D1 representing the range of such securities rated from highest to lowest qualify. A rating of R-1 (low) by Dominion Bond Rating Service is the third highest of 10 categories and is assigned to debt securities considered to be of good credit quality. The capacity for the payment of short-term financial obligations as they become due is substantial with overall strength not as favourable as higher rating categories. Entities in this category may be vulnerable to future events, but qualifying negative factors are considered manageable. The R-1 and R-2 commercial paper categories are denoted by (high), (middle) and (low) designations.

On January 29, 2016, Dominion Bond Rating Service announced the completion of a review of ratings on its entire oil and gas portfolio. Husky’s credit ratings were affirmed; however, the trend associated with these ratings has been modified from Stable to Negative.

AIF 2015	Page 87

MARKET FOR SECURITIES

Husky’s common shares, Series 1 Preferred Shares, Series 3 Preferred Shares, Series 5 Preferred Shares, and Series 7 Preferred Shares are listed and posted for trading on the Toronto Stock Exchange under the respective trading symbols “HSE”, “HSE.PR.A”, “HSE.PR.C”, “HSE.PR.E” and “HSE.PR.G”. The Series 1 Preferred Shares began trading on the Toronto Stock Exchange on March 18, 2011. The Series 3 Preferred Shares began trading on the Toronto Stock Exchange on December 9, 2014. The Series 5 Preferred Shares began trading on the Toronto Stock Exchange on March 12, 2015. The Series 7 Preferred Shares began trading on the Toronto Stock Exchange on June 17, 2015.

The following table discloses the trading price range and volume of Husky’s common shares traded on the Toronto Stock Exchange during Husky’s financial year ended December 31, 2015:

	High	Low	Volume (000’s)
January	27.80	24.32	23,455
February	29.48	27.01	31,464
March	28.24	24.48	23,021
April	28.06	25.81	15,503
May	27.25	24.08	16,195
June	25.04	23.22	27,729
July	24.23	22.08	21,269
August	24.41	21.05	17,155
September	22.81	20.43	24,867
October	23.50	17.37	33,406
November	19.50	16.80	38,135
December	18.18	14.03	35,692

The following table discloses the trading price range and volume of the Series 1 Preferred Shares traded on the Toronto Stock Exchange during Husky’s financial year ended December 31, 2015:

	High	Low	Volume (000’s)
January	21.79	16.84	195
February	18.60	16.33	217
March	18.04	16.70	196
April	16.80	15.20	1,606
May	17.99	16.22	429
June	17.12	15.40	255
July	16.52	15.07	210
August	15.29	12.75	198
September	14.50	13.10	147
October	14.48	13.00	292
November	15.76	13.01	317
December	13.34	10.61	441

AIF 2015	Page 88

The following table discloses the trading price range and volume of the Series 3 Preferred Shares traded on the Toronto Stock Exchange during Husky’s financial year ended December 31, 2015:

	High	Low	Volume (000’s)
January	25.30	24.70	377
February	25.65	24.65	216
March	25.31	24.36	332
April	24.85	23.48	135
May	25.33	24.52	327
June	25.00	23.54	236
July	23.69	21.45	151
August	22.99	20.00	130
September	21.49	20.20	151
October	23.45	20.53	175
November	22.37	19.35	233
December	20.20	16.00	483

The following table discloses the trading price range and volume of the Series 5 Preferred Shares traded on the Toronto Stock Exchange during Husky’s financial year ended December 31, 2015:

	High	Low	Volume (000’s)
March	25.25	24.85	1,274
April	25.45	25.00	750
May	25.80	25.25	279
June	25.64	23.90	318
July	24.75	22.36	139
August	23.77	21.33	104
September	23.21	21.36	124
October	24.99	21.33	185
November	23.21	20.45	310
December	21.66	17.51	613

The following table discloses the trading price range and volume of the Series 7 Preferred Shares traded on the Toronto Stock Exchange during Husky’s financial year ended December 31, 2015:

	High	Low	Volume (000’s)
June	24.73	24.25	1,616
July	24.58	22.02	442
August	23.28	21.75	270
September	22.99	22.05	164
October	24.20	22.07	202
November	23.52	20.99	178
December	21.73	17.36	435

AIF 2015	Page 89

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

Directors

Name & Residence	Office or Position	Principal Occupation During Past Five Years
Li, Victor T.K. Hong Kong Special Administrative Region	Co-Chair Director of Husky since August 2000	Mr. Li is Group Co-Managing Director and Deputy Chairman of CK Hutchison Holdings Limited. He is also the Managing Director and Deputy Chairman of Cheung Kong Property Holdings Limited. Mr. Li is also a Director (re-designated from Managing Director and Deputy Chairman to Director since June 3, 2015) of Cheung Kong (Holdings) Limited (whose listing status on The Stock Exchange of Hong Kong Limited was replaced by CK Hutchison Holdings Limited on March, 18, 2015) and a Director (re-designated from Deputy Chairman to Director since June 8, 2015) of Hutchison Whampoa Limited which was privatised by way of a scheme of arrangement on June 3, 2015. He is also the Chairman and Executive Director of Cheung Kong Infrastructure Holdings Limited and CK Life Sciences Int’l., (Holdings) Inc., a Non-Executive Director of Power Assets Holdings Limited and HK Electric Investments Manager Limited which is the trustee-manager of HK Electric Investments, a Non-Executive Director and the Deputy Chairman of HK Electric Investments Limited. Mr. Li is also the Deputy Chairman of Li Ka Shing Foundation Limited, Li Ka Shing (Overseas) Foundation and Li Ka Shing (Canada) Foundation, and a Non-Executive Director of The Hongkong and Shanghai Banking Corporation Limited.

Mr. Li serves as a member of the Standing Committee of the 12th National Committee of the Chinese People’s Political Consultative Conference of the People’s Republic of China. He is also a member of the Commission on Strategic Development of the Hong Kong Special Administrative Region and Vice Chairman of the Hong Kong General Chamber of Commerce. Mr. Li is the Honorary Consul of Barbados in Hong Kong.

Mr. Li holds a Bachelor of Science degree in Civil Engineering and a Master of Science degree in Civil Engineering, both received from Stanford University in 1987. He obtained an honorary degree, Doctor of Laws, honoris causa (LL.D.) from The University of Western Ontario in 2009.

Fok, Canning K.N. Hong Kong Special Administrative Region	Co-Chair and Chair of the Compensation Committee Director of Husky since August 2000	Mr. Fok is an Executive Director and Group Co-Managing Director (re-designated from Non-Executive Director to Executive Director and Group Co-Managing Director since June 3, 2015) of CK Hutchison Holdings Limited.

AIF 2015	Page 90

Mr. Fok is a Director (re-designated from Non-Executive Director to Director since June 3, 2015) of Cheung Kong (Holdings) Limited (whose listing status on The Stock Exchange of Hong Kong Limited was replaced by CK Hutchison Holdings Limited on March 18, 2015) and a Director (re-designated from Executive Director and Group Managing Director since June 8, 2015) of Hutchison Whampoa Limited (which was privatized by a scheme of arrangement on June 3, 2015).

Mr. Fok is Chairman and a Director of Hutchison Telecommunications Hong Kong Holdings Limited, Hutchison Telecommunications (Australia) Limited, Hutchison Port Holdings Management Pte. Limited as the trustee-manager of Hutchison Port Holdings Trust, Power Assets Holdings Limited, HK Electric Investments Manager Limited as the trustee-manager of HK Electric Investments, and HK Electric Investments Limited. Mr. Fok is Deputy Chairman and an Executive Director of Cheung Kong Infrastructure Holdings Limited and an Alternate Director to a Director of Hutchison Telecommunications Hong Kong Holdings Limited. Mr. Fok was Chairman and an Executive Director of Hutchison Harbour Ring Limited (now known as China Oceanwide Holdings Limited) from 1992 to 2014.

Mr. Fok obtained a Bachelor of Arts degree from St. John’s University, Minnesota in 1974 and a Diploma in Financial Management from the University of New England, Australia in 1976. He has been a member of the Institute of Chartered Accountants in Australia (which amalgamated with the New Zealand Institute of Chartered Accountants to become Chartered Accountants Australia and New Zealand) since 1979 and became a Fellow of the Chartered Accountants Australia and New Zealand since 2015.

Bradley, Stephen E. Beijing, People’s Republic of China	Member of the Audit Committee and the Corporate Governance Committee	Mr. Bradley is a Director of Broadlea Group Ltd., Senior Consultant, ICAP (Asia Pacific) Ltd. and a Director of Swire Properties Ltd. (Hong Kong).

	Director of Husky since July 2010	Mr. Bradley entered the British Diplomatic Service in 1981 and served in various capacities, including Director of Trade & Investment Promotions (Paris) from 1999 to 2002; Minister, Deputy Head of Mission & Consul-General (Beijing) from 2002 to 2003 and HM Consul-General (Hong Kong) from 2003 to 2008. Mr. Bradley also worked in the private sector as Marketing Director, Guinness Peat Aviation (Asia) from 1987 to 1988 and Associate Director, Lloyd George Investment Management (now part of BMO Global Asset Management) from 1993 to 1995. Mr. Bradley retired from the Diplomatic Service in 2009.

Mr. Bradley obtained a Bachelor of Arts degree from Balliol College, Oxford University in 1980 and a post-graduate diploma from Fudan University, Shanghai in 1981. Mr. Bradley is a Member of the Hong Kong Securities and Investment Institute and an ICD.D with the Institute of Corporate Directors of Canada.

AIF 2015	Page 91

Ghosh, Asim Alberta, Canada	President & Chief Executive Officer	Mr. Ghosh has been on the Board of Directors of Husky Energy since May 2009 and President and CEO since June 2010.

	Director of Husky since May 2009	He is the former Managing Director and Chief Executive Officer of Vodafone Essar Limited. Under his leadership the cellular phone company grew from a virtual start up in 1998 to become one of the largest mobile companies in the world by subscribers, creating substantial shareholder value. Today Vodaphone India is among the ten largest stand-alone mobile companies in the world.

Mr. Ghosh started his career with Procter & Gamble in Canada and subsequently became a Senior Vice President of Carling O’Keefe. He later became co-founding Chief Executive Officer of Pepsi Food’s start up operations in India.

He served in senior executive positions and as Chief Executive Officer of the AS Watson consumer packaged goods subsidiary of Hutchison Whampoa. From 1991 to 1998 he managed a group of 13 business units, and expanded the group’s operations from Hong Kong to China and Europe.

Mr. Ghosh received his Master of Business Administration from Wharton School at the University of Pennsylvania, and obtained his undergraduate degree in Electrical Engineering from the Indian Institute of Technology.

He has chaired the National Telecom Committee of the Confederation of Indian Industries and the Cellular Operators Association of India. He was appointed to the Board of Directors of Husky Energy Inc. in 2009, and is also a member of the Board of Directors of Kotak Mahindra Bank Limited.

Mr. Ghosh is a Director of the Li Ka Shing (Canada) Foundation, and a member of the Board of Directors of the Business Council of Canada.

Glynn, Martin J.G. British Columbia, Canada	Chair of the Corporate Governance Committee and a Member of the Compensation Committee	Mr. Glynn is a Director of Public Sector Pension Investment Board (PSP Investments), Sun Life Financial Inc., Sun Life Assurance Company of Canada and Chair of UBC Investment Management Trust Inc.

	Director of Husky since August 2000	Mr. Glynn was a Director from 2000 to 2006 and President and Chief Executive Officer of HSBC Bank USA N.A. from 2003 until his retirement in 2006. Mr. Glynn was a Director of HSBC Bank Canada from 1999 to 2006 and President and Chief Executive Officer from 1999 to 2003.

Mr. Glynn obtained a Bachelor of Arts, Honours degree from Carleton University, Canada in 1974 and a Master’s degree in Business Administration from University of British Columbia in 1976.

AIF 2015	Page 92

Koh, Poh Chan Hong Kong Special Administrative Region	Director of Husky since August 2000	Ms. Koh is Finance Director of Harbour Plaza Hotel Management (International) Ltd. (a hotel management company).
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

Kwok, Eva L. British Columbia, Canada	Member of the Compensation Committee and the Corporate Governance Committee Director of Husky since August 2000	Mrs. Kwok is Chairman, a Director and Chief Executive Officer of Amara Holdings Inc. (a private investment holding company). Mrs. Kwok is also a Director of CK Life Sciences Int’l., (Holdings) Inc. and Cheung Kong Infrastructure Holdings Limited. Mrs. Kwok is also a director of the Li Ka Shing (Canada) Foundation.

Mrs. Kwok was a Director of Shoppers Drug Mart Corporation from 2004 to 2006 and of the Bank of Montreal Group of Companies until March 2009.

Mrs. Kwok obtained a Master’s degree in Science from the University of London in 1967.

Kwok, Stanley T.L. British Columbia, Canada	Chair of the Health, Safety and Environment Committee Director of Husky since August 2000	Mr. Kwok is a Director and President of Stanley Kwok Consultants (a planning and development company) and Amara Holdings Inc. He is an Independent Non-Executive Director of CK Hutchison Holdings Limited.

Mr. Kwok is a Director of Cheung Kong (Holdings) Limited (whose listing status on The Stock Exchange of Hong Kong Limited was replaced by CK Hutchison Holdings Limited on March 18, 2015), the CTBC Bank of Canada and Element Lifestyle Retirement Inc.

Mr. Kwok obtained a Bachelor of Science degree (Architecture) from St. John’s University, Shanghai in 1949, and an A.A. Diploma from the Architectural Association School of Architecture in London, England in 1954.

Ma, Frederick S. H. Hong Kong Special Administrative Region	Member of the Audit Committee and the Health, Safety and Environment Committee Director of Husky since July 2010

Prof. Ma has held senior management positions in international financial institutions and Hong Kong Special Administrative Region publicly listed companies in his career. He was also a former Principal Official with the Hong Kong Special Administrative Region (SAR) Government.

In addition to being a Director of Husky Energy Inc., he is currently the Non-Executive Chairman of MTR Corporation Limited (formerly Mass Transit Railway Corporation Limited). He is currently an independent Non-Executive Director and Chairman of the Audit Committee of the Agricultural Bank of China Limited and a Non-Executive Director of COFCO Corporation.

AIF 2015	Page 93

In July 2002, Prof. Ma joined the Government of the Hong Kong Special Administrative Region as the Secretary for Financial Services and the Treasury. He assumed the post of Secretary for Commerce and Economic Development in July 2007, but resigned from the Government in July 2008 due to medical reasons. Prof. Ma was appointed as a member of the International Advisory Council of China Investment Corporation in July 2009. In January 2013, he was appointed as a member of the Global Advisory Council of Bank of America. Prof. Ma was appointed as an Honorary Professor of the School of Economics and Finance at the University of Hong Kong in October 2008 and as a Professor of Finance Practice of the Institute of Advanced Executive Education at the Hong Kong Polytechnic University in July 2012. In August 2013, he was appointed as an Honorary Professor of the Faculty of Business Administration at the Chinese University of Hong Kong.

Prof. Ma obtained a Bachelor of Arts (Honours) degree in Economics and History from the University of Hong Kong in 1973 and an Honorary Doctor of Social Sciences in October 2014 from Lingnan University.

Magnus, George C. Hong Kong Special Administrative Region	Member of the Audit Committee Director of Husky since July 2010	Mr. Magnus is a Non-Executive Director of CK Hutchison Holdings Limited and Cheung Kong Infrastructure Holdings Limited and an independent Non-Executive Director of HK Electric Investments Limited and HK Electric Investments Manager Limited.

Mr. Magnus acted as an Executive Director of Cheung Kong (Holdings) Limited from 1980 and as Deputy Chairman from 1985 until his retirement from these positions in October 2005. He served as Deputy Chairman of Hutchison Whampoa Limited from 1985 to 1993 and as Executive Director from 1993 to 2005.

Cheung Kong (Holdings) Limited’s status on The Stock Exchange of Hong Kong Limited was replaced by CK Hutchison Holdings Limited on March 18, 2015 and Hutchison Whampoa Limited was privatized by way of a scheme of arrangement on June 3, 2015.

He also served as Chairman of Hongkong Electric Holdings Limited (now known as Power Assets Holdings Limited) from 1993 to 2005. He was a Non-Executive Director of Power Assets Holdings Limited from 2005 to 2012 and then an independent Non-Executive Director until January 2014.

Mr. Magnus obtained a Bachelor of Arts degree in 1959. He obtained a Master’s degree in Economics from King’s College, Cambridge University in 1963.

AIF 2015	Page 94

McGee, Neil D. Luxembourg	Member of the Health, Safety and Environment Committee Director of Husky since November 2012	Mr. McGee is the Managing Director of Hutchison Whampoa Europe Investments S.à r.l. He is an Executive Director of Power Assets Holdings Limited. Prior to his joining Hutchison Whampoa Europe Investments S.à r.l., he served as Group Finance Director of Power Assets Holdings Limited from 2006 to 2012, Chief Financial Officer of Husky Oil Limited from 1998 to 2000 and Chief Financial Officer of Husky Energy Inc. from 2000 to 2005.

Prior to joining Husky Oil Limited in 1998, Mr. McGee held various financial, legal and corporate secretarial positions with the CK Hutchison Holdings Group. Mr. McGee holds a Bachelor of Arts degree and a Bachelor of Laws degree from the Australian National University.

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

Mr. Russel received his degree in Electrical Engineering in 1962 and a Master’s degree in Business Administration in 1971 both from McGill University, Canada.

Shaw, Wayne E. Ontario, Canada	Member of the Corporate Governance Committee and the Health, Safety and Environment Committee	Mr. Shaw is the President of G.E. Shaw Investments ULC. Prior to his retirement in April 2013, he was a Senior Partner with Stikeman Elliott LLP, Barristers and Solicitors. Mr. Shaw is also a Director of the Li Ka Shing (Canada) Foundation.

	Director of Husky since August 2000	Mr. Shaw holds a Bachelor of Arts degree and a Bachelor of Laws degree, both received from the University of Alberta in 1967. He is a member of the Law Society of Upper Canada.

AIF 2015	Page 95

Shurniak, William Saskatchewan, Canada	Deputy Chair and Chair of the Audit Committee Director of Husky since August 2000	Mr. Shurniak was an independent Non-Executive Director of Hutchison Whampoa Limited until June 2015, when he became an independent Non-Executive Director of CK Hutchison Holdings Limited, a newly listed company in Hong Kong.. From May 2005 to June 2011 he was a Director and Chairman of Northern Gas Networks Limited (a private distributor of natural gas in Northern England).

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

AIF 2015	Page 96

Sixt, Frank J. Hong Kong Special Administrative Region	Member of the Compensation Committee Director of Husky since August 2000	Mr. Sixt is an Executive Director, Group Finance Director and Deputy Managing Director (re-designated from Non-Executive Director to Executive Director, Group Finance Director and Deputy Managing Director since June 3, 2015) of CK Hutchison Holdings Limited.

Mr. Sixt is a Director (re-designated from Non-Executive Director to Director since June 3, 2015) of Cheung Kong (Holdings) Limited (whose listing status on The Stock Exchange of Hong Kong Limited was replaced by CK Hutchison Holdings Limited on March 18, 2015) and a Director (re-designated from Executive Director and Group Finance Director to Director since June 8, 2015) of Hutchison Whampoa Limited (which was privatized by way of a scheme of arrangement on June 3, 2015).

Mr. Sixt is also a Non-Executive Chairman of TOM Group Limited, an Executive Director of Cheung Kong Infrastructure Holdings Limited, a Non-Executive Director of Hutchison Telecommunications Hong Kong Limited, Hutchison Port Holdings Management Pte. Limited as the trustee-manager of Hutchison Port Holdings Trust and Power Assets Holdings Limited, a Director of Hutchison Telecommunications (Australia) Limited (“HTAL”) and an Alternate Director to Directors of HTAL, HK Electric Investments Manager Limited as the trustee-manager of HK Electric Investments, and HK Electric Investments Limited. Mr. Sixt is also a Director of Li Ka Shing (Canada) Foundation. He was previously a Non-Executive Director of Hutchison Telecommunications International Limited from 2004 to 2010.

Mr. Sixt obtained a Master’s degree in Arts from McGill University, Canada in 1978 and a Bachelor’s degree in Civil Law from Université de Montréal. He is a member of the Bar and of the Law Society of the Provinces of Quebec and Ontario, Canada.

AIF 2015	Page 97

Officers

Name and Residence	Office or Position	Principal Occupation During Past Five Years
Jonathan M. McKenzie Alberta, Canada	Chief Financial Officer	Chief Financial Officer of Husky since April 2015. Chief Commercial Financial Officer of Irving Oil Ltd. from April 2011 to April 2015. Vice President & Controller of Suncor Energy Inc. from March 2009 to May 2011.

Peabody, Robert J. Alberta, Canada	Chief Operating Officer	Chief Operating Officer of Husky since January 2006.

Girgulis, James D. Alberta, Canada	Senior Vice President, General Counsel & Secretary	Vice President, Legal & Corporate Secretary of Husky since August 2000. Senior Vice President, General Counsel & Secretary since April 2012.

As at February 15, 2016, the directors and officers of Husky, as a group, beneficially owned or controlled or directed, directly or indirectly, 795,980 common shares of Husky, representing less than one percent of the issued and outstanding common shares.

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

AIF 2015	Page 98

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

William Shurniak (Chair) - Mr. Shurniak was an independent Non-Executive Director of Hutchison Whampoa Limited until June 2015, when he became an independent Non-Executive Director of CK Hutchison Holdings Limited, a newly listed company on The Stock Exchange of Hong Kong Limited. From May 2005 to June 2011 he was a Director and Chairman of Northern Gas Networks Limited (a private distributor of natural gas in Northern England).

Stephen E. Bradley - Mr. Bradley is a Director of Broadlea Group Ltd., Senior Consultant, ICAP (Asia Pacific) and a Director of Swire Properties Ltd. (Hong Kong).

Colin S. Russel - Mr. Russel is the founder and Managing Director of Emerging Markets Advisory Services Ltd. Mr. Russel is a director and an audit committee member of Cheung Kong Infrastructure Holdings Limited, CK Life Sciences Int’l., (Holdings) Inc. and ARA Asset Management Pte. Ltd.

Frederick S.H. Ma - Prof. Ma has served in senior positions in the private sector and has held Principal Official positions (minister equivalent) with the Hong Kong Special Administrative Region Government. Prof. Ma is currently a member of the International Advisory Council of China Investment Corporation, China’s Sovereign Fund, as well as an Honorary Professor of the University of Hong Kong.

George C. Magnus - Mr. Magnus is a Non-Executive Director of CK Hutchison Holdings Limited and Cheung Kong Infrastructure Holdings Limited and an independent Non-Executive Director of HK Electric Investments Manager Limited and HK Electric Investments Limited.

Husky’s Audit Committee Mandate is attached hereto as Schedule “A”.

AIF 2015	Page 99

External Auditor Service Fees

The following table provides information about the fees billed to the Company for professional services rendered by KPMG LLP, the Company’s external auditor, during the fiscal years indicated:

($ thousands)	2015	2014
Audit Fees	3,446	3,771
Audit-related Fees	615	282
Tax Fees	69	266

	4,130	4,319

Audit fees consist of fees for the audit of the Company’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings, including the Sarbanes-Oxley Act of 2002. Audit-related fees included fees for attest services not required by statute or regulation. Tax fees included fees for tax planning and various taxation matters.

The Company’s Audit Committee has the sole authority to review in advance, and grant any appropriate pre-approvals, of all non-audit services to be provided by the independent auditors and to approve fees, in connection therewith. The Audit Committee pre-approved all of the audit-related and tax services provided by KPMG LLP in 2015.

LEGAL PROCEEDINGS

The Company is involved in various claims and litigation arising in the normal course of business, including two claims with the same contractor in which the Company is both defendant and plaintiff. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favour, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings related to these or other matters or amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.

INTEREST OF MANAGEMENT AND OTHERS

IN MATERIAL TRANSACTIONS

None of the Company’s directors, executive officers or persons or companies that beneficially own or control or direct, directly or indirectly or a combination of both, more than 10 percent of Husky’s common shares, or their associates and affiliates, had any material interest, direct or indirect, in any transaction with the Company within the three most recently completed financial years or during the current financial year that has materially affected or would reasonably be expected to materially affect the Company.

TRANSFER AGENTS

AND REGISTRARS

Husky’s transfer agent and registrar is Computershare Trust Company of Canada. In the United States, the transfer agent and registrar is Computershare Trust Company, Inc. The registers for transfers of the Company’s common and preferred shares are maintained by Computershare Trust Company of Canada at its principal offices in the cities of Calgary, Alberta and Toronto, Ontario. Queries should be directed to Computershare Trust Company at 1-800-564-6253 or 1-514-982-7555.

INTERESTS OF EXPERTS

Certain information relating to the Company’s reserves included in this AIF has been calculated by the Company and audited and opined upon as at December 31, 2015 by Sproule. Sproule is an independent petroleum engineering consultant retained by Husky, and such reserves information has been so included in reliance on the opinion and analysis of Sproule, given upon the authority of said firm as experts in reserves engineering. The partners, employees and consultants of Sproule, as a group beneficially own, directly or indirectly, less than one percent of the Company’s securities of any class.

AIF 2015	Page 100

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

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration, principal shareholders of Husky’s common shares and a description of options to purchase common shares will be contained in Husky’s Management Information Circular prepared in connection with the annual meeting of shareholders to be held on April 26, 2016.

Additional financial information is provided in Husky’s audited consolidated financial statements and Management’s Discussion and Analysis for the most recently completed fiscal year ended December 31, 2015.

Additional information relating to Husky Energy Inc. is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

AIF 2015	Page 101

READER ADVISORIES

Special Note Regarding Forward-Looking Statements

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

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “schedules” and “outlook”). In particular, forward-looking statements in this document include, but are not limited to, references to:

•	with respect to the business, operations and results of the Company generally: the Company’s general strategic plans and growth strategies; the Company’s expected expenditures in 2016 on environmental site closure activities; expected effects of abandonment and reclamation costs, development costs, and operating costs on anticipated development or production activities on properties with no attributed reserves; scheduled timing of development of the Company’s proved and probable undeveloped reserves; anticipated effect of future development costs on the Company’s reserves and future net revenues; anticipated effects of and cost of compliance with certain future or proposed laws and regulations on the Company’s operations;

•	with respect to the Company’s Asia Pacific Region: anticipated volumes of peak combined net sales volumes of gas and NGL from, and anticipated timing of first production at, the MDA, MBH, and MDK gas fields; expected timing of expiry of a PSC at the Wenchang field; exploration and drilling plans at Block 15/33; seismic surveying plans at the Taiwan exploration block; planned timing of commencement of negotiation of the GSA for the first tranche of gas from the MDA-MBH development; anticipated timing of first gas from the Madura Strait Block;

•	with respect to the Company’s Atlantic Region: expected outcome of gas injection at the South White Rose field; drilling plans at the South White Rose field; scheduled timing of completion of a drilling program at the North Amethyst field; anticipated exploration and growth potential in the region; expected timing of an appraisal drilling program in the area of the Bay du Nord discovery; expected timing of expiry of two ELs offshore West Greenland;

•	with respect to the Company’s Oil Sands properties: anticipated timing and volume of increase in production from the Company’s Sunrise Energy Project; development plans at the Sunrise Energy Project; costs and time frame to develop, and other factors affecting the development of, the Company’s best estimate contingent resources at its Saleski property in accordance with a pre-development study; expected timing of first production from the Colony formation at the Tucker project; planned timing of commencement of oil sands evaluation drilling at McMullen; costs and time frame to develop the Company’s best estimate economic pending contingent resources at McMullen in accordance with a pre-development study; scheduled timing of development of undeveloped bitumen reserves;

•	with respect to the Company’s Heavy Oil properties: anticipated timing of first production from, and peak daily production volumes at, the Company’s Edam East, Edam West, and Vawn heavy oil thermal projects; expected increase in heavy crude oil production by the end of 2016; anticipated timing of construction and first production from, and peak daily production volumes at, the Company’s Rush Lake 2 heavy oil thermal project; costs and scheduled timing of initial production from the Company’s economic development pending resources in the Lloydminster area; costs and time frame to develop the Company’s undetermined unclarified resource projects in accordance with a conceptual study; drilling plans for 2016 in the Lloydminster area;

•	with respect to the Company’s Western Canadian oil and gas resource plays: drilling plans for 2016, including expected increases in production resulting from such drilling; costs and time frame to develop the Company’s best estimate contingent resources at the Ansell play in accordance with a pre-development study; and

•	with respect to the Company’s Downstream operating segment: outcome, and benefits of a feedstock optimization project at the BP-Husky Toledo Refinery; anticipated timing, outcome, and benefits of a crude oil flexibility project at the Company’s Lima Refinery; anticipated timing of resumption of operations at the isocracker unit at the Lima Refinery; the Company’s plans in 2016 for increasing retail capacity in U.S. markets, implementing safety and reliability improvements, and developing new products and specifications.

AIF 2015	Page 102

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

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky. The risks, uncertainties and other factors, many of which are beyond Husky’s control, that could cause actual results to differ (potentially significantly) from those expressed in the forward-looking statements include, but are not limited to:

•

with respect to the business, operations and results of the Company generally: those risks, uncertainties and other factors described under “Risk Factors” in this AIF and throughout the Company’s Management’s Discussion and Analysis for the year ended December 31, 2015; the demand for the Company’s products and prices received for crude oil and natural gas production and refined petroleum products; the economic conditions of the markets in which the Company conducts business; the exchange rate between the

AIF 2015	Page 103

Canadian and U.S. dollar; the foreign currency risk relating to the Block 29/26 gas and liquids sales agreements which are denominated in Chinese Yen; the ability to replace reserves of oil and gas, whether sourced from exploration, improved recovery or acquisitions; potential actions of governments, regulatory authorities and other stakeholders that may impose operating costs or restrictions in the jurisdictions where the Company has operations; changes to royalty regimes; changes to government fiscal, monetary and other financial policies; changes in workforce demographics; and the cost and availability of capital, including access to capital markets at acceptable rates;

•	with respect to the Company’s Asia Pacific Region, Atlantic Region, Oil Sands properties, Heavy Oil properties, Western Canadian oil and gas resource plays and the Infrastructure and Marketing operations: the availability of prospective drilling rights; the costs to acquire exploration rights, undertake geological studies, appraisal drilling and project development; the availability and cost of labour, technical expertise, material and equipment to efficiently, effectively and safely undertake capital projects; the costs to operate properties, plants and equipment in an efficient, reliable and safe manner; prevailing climatic conditions in the Company’s operating locations; regulations to deal with climate change issues; the competitive actions of other companies, including increased competition from other oil and gas companies; business interruptions because of unexpected events such as fires, blowouts, freeze-ups, equipment failures and other similar events affecting the Company or other parties whose operations or assets directly or indirectly affect the Company and that may or may not be financially recoverable; the co-operation of business partners especially where the Company is not operator of production projects or developments in which it has an interest; the inability to obtain regulatory approvals to operate existing properties or develop significant growth projects; risk associated with transportation of production or product to market or transportation of feedstock to processing facilities resulting from an interruption in pipeline and other transportation services both owned and contracted, due to calamitous event or regulatory obligation; and the inability to reach estimated production levels from existing and future oil and gas development projects as a result of technological or commercial difficulties; the continued availability of third-party owned equipment for operations; and

•	with respect to the Company’s Downstream operating segment: the costs to operate properties, plants and equipment in an efficient, reliable and safe manner; regulatory (environmental, license to operate, social and political) and prevailing climatic conditions in the Company’s operating locations; regulations to deal with climate change issues; the competitive actions of other companies, including increased competition from other oil and gas companies; business interruptions because of unexpected events such as fires, loss of containment, freeze-ups, equipment failures and other similar events affecting Husky or other parties whose operations or assets directly or indirectly affect the Company and that may or may not be financially recoverable; risk associated with transportation of production or product to market or transportation of feedstock to processing facilities resulting from an interruption in pipeline and other transportation services both owned and contracted, due to calamitous event or regulatory obligation; and the inability to obtain regulatory approvals to operate existing properties or develop significant growth projects.

These and other factors are discussed throughout this AIF and in the Management’s Discussion and Analysis for the year ended December 31, 2015 available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

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

AIF 2015	Page 104

Disclosure of Oil and Gas Information

Unless otherwise stated, reserve and resource estimates in this document, have been prepared by internal qualified reserves evaluators in accordance with the Canadian Oil and Gas Evaluation Handbook, have an effective date of December 31, 2015 and represent Husky’s share. Unless otherwise noted, historical production numbers given represent Husky’s share.

Note to U.S. Readers

The Company reports its reserves and resources information in accordance with Canadian practices and specifically in accordance with National Instrument 51-101, “Standards of Disclosure for Oil and Gas Disclosure”, adopted by the Canadian securities regulators. Because the Company is permitted to prepare its reserves and resources information in accordance with Canadian disclosure requirements, it may use certain terms in that disclosure that U.S. oil and gas companies generally do not include or may be prohibited from including in their filings with the SEC.

All currency is expressed in Canadian dollars unless otherwise directed.

AIF 2015	Page 105

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

AIF 2015	Page 106

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

The external qualified reserves evaluators or auditors will report directly to the Committee, and the Committee will evaluate and, where appropriate, replace the external qualified reserves evaluators or auditors. The Committee will approve the fees and terms for all reserves evaluators or audit engagements. The Committee will consult with management and the internal qualified reserves evaluator’s group regarding the engagement of the external qualified reserves evaluators or auditors but will not delegate these responsibilities.

Specific Duties & Responsibilities

The Committee will have the oversight responsibilities and specific duties as described below.

Audit

1.	Review and reassess the adequacy of this Mandate annually and recommend any proposed changes to the Corporate Governance Committee and the Board for approval.

2.	Review with the Corporation’s management, internal audit and the external auditors and recommend to the Board for approval the Corporation’s annual financial statements and annual MD&A which is to be provided to shareholders and the appropriate regulatory agencies and any financial statement contained in a prospectus, information circular, registration statement or other similar document.

3.	Review with the Corporation’s management, internal audit and the external auditors and approve the Corporation’s quarterly financial statements and quarterly MD&A which is to be provided to shareholders and the appropriate regulatory agencies.

4.	Review with the Corporation’s management and approve earnings press releases before the Corporation publicly discloses this information.

5.	Be responsible for the oversight of the work of the external auditors, including the resolution of disagreements between management of the Corporation and the external auditors regarding financial reporting.

AIF 2015	Page 107

6.	Review with the Corporation’s management, internal audit and the external auditors the Corporation’s accounting and financial reporting controls and obtain annually, in writing from the external auditors their observations, if any, on material weaknesses in internal controls over financial reporting as noted during the course of their work.

7.	Review with the Corporation’s management, internal audit and the external auditors significant accounting and reporting principles, practices and procedures applied by the Corporation in preparing its financial statements, and discuss with the external auditors their judgments about the quality (not just the acceptability) of the Corporation’s accounting principles used in financial reporting.

8.	Review the scope of internal audit’s work plan for the year and receive a summary report of major findings by internal audit and how management is addressing the conditions reported.

9.	Review the scope and general extent of the external auditors’ annual audit, such review to include an explanation from the external auditors of the factors considered in determining the audit scope, including the major risk factors, and the external auditor’s confirmation whether or not any limitations have been placed on the scope or nature of their audit procedures.

10.	Inquire as to the independence of the external auditors and obtain from the external auditors, at least annually, a formal written statement delineating all relationships between the external auditors and the Corporation as contemplated by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees.

11.	Arrange with the external auditors that (a) they will advise the Committee, through its Chair and management of the Corporation, of any matters identified through procedures followed for the review of interim quarterly financial statements of the Corporation, such notification is to be made prior to the related press release and (b), for written confirmation at the end of each of the first three quarters of the year, that they have nothing to report to the Committee, if that is the case, or the written enumeration of required reporting issues.

12.	Review at the completion of the annual audit, with senior management, internal audit and the external auditors the following:

i.	the annual financial statements and related footnotes and financial information to be included in the Corporation’s annual report to shareholders;

ii.	results of the audit of the financial statements and the related report thereon and, if applicable, a report on changes during the year in accounting principles and their application;

iii.	significant changes to the audit plan, if any, and any serious disputes or difficulties with management encountered during the audit;

iv.	inquire about the cooperation received by the external auditors during their audit, including access to all requested records, data and information; and

v.	inquire of the external auditors whether there have been any material disagreements with management, which, if not satisfactorily resolved, would have caused them to issue a non-standard report on the Corporation’s financial statements.

13.	Discuss (a) with the external auditors, without management being present, (i) the quality of the Corporation’s financial and accounting personnel, and (ii) the completeness and accuracy of the Corporation’s financial statements, and (b) elicit the comments of senior management regarding the responsiveness of the external auditors to the Corporation’s needs.

14.	Meet with management to discuss any relevant significant recommendations that the external auditors may have, particularly those characterized as ‘material’ or ‘serious’ (typically, such recommendations will be presented by the external auditors in the form of a Letter of Comments and Recommendations to the Committee) and review the responses of management to the Letter of Comments and Recommendations and receive follow-up reports on action taken concerning the aforementioned recommendations.

15.	Review and approve disclosures required to be included in periodic reports filed with Canadian and U.S. securities regulators with respect to non-audit services performed by the external auditors.

16.	Establish adequate procedures for the review of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements, and periodically assess the adequacy of those procedures.

17.	Establish procedures for (a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and (b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

18.	Review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors.

19.	Review the appointment and replacement of the senior internal audit executive.

20.	Review with management, internal audit and the external auditors the methods used to establish and monitor the Corporation’s policies with respect to unethical or illegal activities by the Corporation’s employees that may have a material impact on the financial statements or other reporting of the Corporation.

AIF 2015	Page 108

21.	Reviewing generally, as part of the review of the annual financial statements, a report, from the Corporation’s general counsel concerning legal, regulatory and compliance matters that may have a material impact on the financial statements or other reporting of the Corporation.

22.	Review and discuss with management, on a regular basis, the identification, management and mitigation of major financial risk exposures across the Corporation. In addition, the Committee oversees the Corporation’s risk management framework and related processes.

Reserves

23.	Review, with reasonable frequency, the Corporation’s procedures relating to the disclosure of information with respect to the Corporation’s oil and gas reserves, including the Corporation’s procedures for complying with the disclosure requirements and restrictions of applicable regulatory requirements.

24.	Review with management the appointment of the external qualified reserves evaluators or auditors, and in the case of any proposed change in such appointment, determine the reasons for the change and whether there have been disputes between management and the appointed external qualified reserves evaluators or auditors.

25.	Review, with reasonable frequency, the Corporation’s procedures for providing information to the external qualified reserves evaluators or auditors who report on reserves and data for the purposes of compliance with applicable securities regulatory requirements.

26.	Meet, before the approval and release of the Corporation’s reserves data and the report of the qualified reserve evaluators or auditors thereon, with senior management, the external qualified reserves evaluators or auditors and the internal qualified reserves evaluators to determine whether any restrictions affect their ability to report on reserves data without reservation and to review the reserves data and the report of the qualified reserves evaluators or auditors.

27.	Recommend to the Board for approval of the content and filing of required statements and reports relating to the Corporation’s disclosure of reserves data as prescribed by applicable regulatory requirements.

Miscellaneous

28.	Review and approve (a) any change or waiver in the Corporation’s Code of Business Conduct for the President and Chief Executive Officer and senior financial officers and (b) any public disclosure made regarding such change or waiver and, if satisfied, refer the matter to the Board for approval.

29.	Act in an advisory capacity to the Board.

30.	Carry out such other responsibilities as the Board may, from time to time, set forth.

31.	Advise and report to the Co-Chairs of the Board and the Board, relative to the duties and responsibilities set out above, from time to time, and in such details as is reasonably appropriate.

Effective Date: May 6, 2014

AIF 2015	Page 109

Schedule B

Husky Energy Inc.

Report on Reserves Data by Internal Qualified Reserves Evaluator

To the Board of Directors of Husky Energy Inc. (“Husky”):

1.	Our staff has evaluated Husky’s reserves data as at December 31, 2015. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2015, estimated using forecast prices and costs.

2.	The reserves data are the responsibility of Husky’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

3.	We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook as amended from time to time (the “COGE Handbook”) maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter). Our internal reserves evaluators are not independent of Husky, within the meaning of the term “independent” under those standards.

4.	Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with the principles and definitions presented in the COGE Handbook.

5.	The following table shows the net present value of future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of Husky evaluated for the year ended December 31, 2015, and identifies the respective portions thereof that we have evaluated and reported on to the Husky Audit Committee of the Board of Directors.

Internal Qualified Reserves Evaluator	Effective Date of Evaluation Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (Before Income Taxes, 10% Discount Rate) Evaluated
Husky	December 31, 2015	Canada	$15,590 million
		China	$4,775 million
		Indonesia	$555 million
		Libya	$0 million

$20,920 million

6.	In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied.

7.	We have no responsibility to update our reports referred to in paragraph 5 for events and circumstances occurring after the effective date of our report.

8.	Because, the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

9.	I have signed this report in my capacity as an employee of Husky and not in my personal capacity.

/s/ Richard Leslie
Richard Leslie, P. Eng Manager, Reserves Calgary, Alberta January 29, 2016

AIF 2015	Page 110

Schedule C

Husky Energy Inc.

Report of Management and Directors on Oil and Gas Disclosure

Management of Husky Energy Inc. (“Husky”) are responsible for the preparation and disclosure of information with respect to Husky’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data which are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2015, estimated using forecast prices and costs.

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

The Audit Committee of the Board of Directors of Husky has:

(a)	reviewed Husky’s procedures for providing information to the Internal Qualified Reserves Evaluator and the independent qualified external reserves auditor;

(b)	met with the Internal Qualified Reserves Evaluator and the independent qualified external reserves auditor to determine whether any restrictions affected the ability of the Internal Qualified Reserves Evaluator or the independent qualified external reserves auditor to report without reservation and, in the event of a proposal to change the independent qualified reserves auditor and evaluator, to inquire whether there had been disputes between the previous independent qualified reserves auditor and evaluator and management; and

(c)	reviewed the reserves data with management, the Internal Qualified Reserves Evaluator and the independent external reserves auditor.

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

In Husky’s view, the reliability of Husky’s internally generated oil and gas reserves data is not materially less than would be afforded by Husky involving independent qualified reserves evaluators or independent qualified reserves auditors to evaluate or audit and review the reserves data. The primary factors supporting the involvement of independent qualified reserves evaluators or independent qualified reserves auditors apply when (i) their knowledge of, and experience with, a reporting issuer’s reserves data are superior to that of the internal evaluators; and (ii) the work of the independent qualified reserves evaluator or independent qualified reserves auditors is significantly less likely to be adversely influenced by self-interest or management of the reporting issuer than the work of internal reserves evaluation staff. In Husky’s view, neither of these factors applies in Husky’s circumstances.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

AIF 2015	Page 111

/s/ Asim Ghosh	February 26, 2016
Asim Ghosh President & Chief Executive Officer

/s/ Robert J. Peabody	February 26, 2016
Robert J. Peabody Chief Operating Officer

/s/ William Shurniak	February 26, 2016
William Shurniak Director

/s/ Colin S. Russel	February 26, 2016
Colin S. Russel Director

AIF 2015	Page 112

Schedule D

Husky Energy Inc.

Independent Engineer’s Audit Opinion

Husky Energy Inc.

707 - 8th Avenue S.W.

Calgary, Alberta

T2P 3G7

Attention: Mr. Richard Leslie, Manager Reserves

Re: Audit of Husky Energy Inc.’s 2015 Year-End Reserves

As requested by Husky Energy Inc. (“Husky” or the “Company”), Sproule has conducted an audit of Husky’s reserves estimates and the respective net present values as at December 31, 2015. Husky internally evaluates all of their properties. Husky’s detailed reserves information was provided to us for this audit. Sproule’s responsibility is to express an independent opinion on the reasonableness of the reserves estimates and the respective net present value estimates, in the aggregate, based on our audit tests and to assess the quality of the Company’s processes and guidelines applied in the preparation of the reserves information.

We conducted our audit in accordance with generally accepted audit standards as recommended by the Society of Petroleum Engineers and the Canadian Oil and Gas Evaluation Handbook (COGEH) Volume 1 Section 12. As part of our audit, Sproule reviewed and assessed the policies, procedures, documentation and guidelines the Company has in place with respect to the estimation, review, documentation, and approval of Husky’s reserves information. The audit included confirming on a test basis that there is adherence on the part of Husky’s internal reserve evaluators and other employees to the reserves management and administration policies and procedures established by the Company. As well, the audit also included conducting reserves evaluation on a sufficient number of the Company’s internally evaluated properties as considered necessary in order to express an opinion.

Based on the results of our audit, it is our opinion that Husky’s internally generated proved and probable reserves and net present values based on forecast and constant price assumptions are, in aggregate, reasonable, and have been prepared in accordance with generally accepted oil and gas engineering and evaluation practices as set out in the COGE Handbook.

The results of the Husky internally generated reserves and net present values (based on forecast prices) supplied to us as part of the audit process are summarized below:

Husky Energy Inc. Internally Evaluated Reserves and Net Present Values Forecast Prices and Costs As of December 31, 2015
	Working Interest Before Royalty Company Share of Remaining Reserves (mmboe)	Company Share of Net Present Value Before Income Tax (MM$) @ 10%
Total Proved	1,324	12,203
Total Proved Plus Probable	2,912	20,920

Sincerely,

Sproule Associates Limited

/s/ Cameron P. Six, P. Eng.
Cameron P. Six, P. Eng.
Vice-President Engineering, Chief Engineer and Director
Calgary, Alberta
January 15, 2016

AIF 2015	Page 113

Document B

Form 40-F

Consolidated Financial Statements and

Auditors’ Report to Shareholders

For the Year Ended December 31, 2015

INDEPENDENT AUDITORS’ REPORT OF

REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Husky Energy Inc.

We have audited the accompanying consolidated financial statements of Husky Energy Inc., which comprise the consolidated balance sheets as at December 31, 2015 and December 31, 2014, the consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Husky Energy Inc. as at December 31, 2015 and December 31, 2014, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Husky Energy Inc.’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 25, 2016 expressed an unmodified (unqualified) opinion on the effectiveness of Husky Energy Inc.’s internal control over financial reporting.

/s/ KPMG LLP
KPMG LLP
Chartered Professional Accountants

Calgary, Canada
February 25, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Husky Energy Inc.

We have audited Husky Energy Inc.’s (“the Company”) internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2015 and December 31, 2014, and the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the years then ended, and our report dated February 25, 2016 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

/s/ KPMG LLP
KPMG LLP
Chartered Professional Accountants

Calgary, Canada
February 25, 2016

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

The Company maintains systems of internal accounting and administrative controls. These systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are properly accounted for and adequately safeguarded. Management’s evaluation concluded that the Company’s internal control over financial reporting was effective as of December 31, 2015. The system of internal controls is further supported by an internal audit function.

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

“Asim Ghosh”

Asim Ghosh

President & Chief Executive Officer

“Jonathan M. McKenzie”

Jonathan M. McKenzie

Chief Financial Officer

Calgary, Canada

February 25, 2016

Consolidated Financial Statements 1

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and Board of Directors of Husky Energy Inc.

We have audited the accompanying consolidated financial statements of Husky Energy Inc., which comprise the consolidated balance sheets as at December 31, 2015 and December 31, 2014, the consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Husky Energy Inc. as at December 31, 2015 and December 31, 2014, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

“KPMG LLP” KPMG LLP Chartered Professional Accountants February 25, 2016 Calgary, Canada

Consolidated Financial Statements 2

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

(millions of Canadian dollars)	December 31, 2015	December 31, 2014
Assets
Current assets
Cash and cash equivalents (note 4)	70	1,267
Accounts receivable (notes 5, 24)	1,014	1,324
Income taxes receivable	312	353
Inventories (note 6)	1,247	1,385
Prepaid expenses	271	166

	2,914	4,495
Restricted cash (note 7, 16)	121	—
Exploration and evaluation assets (note 8)	1,091	1,149
Property, plant and equipment, net (note 9)	27,634	31,987
Goodwill (note 10)	700	746
Investment in joint ventures (note 11)	359	237
Long-term income tax receivable	109	109
Other assets	128	125

Total Assets	33,056	38,848

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities (note 13)	2,527	2,989
Short-term debt (note 14)	720	895
Long-term debt due within one year (note 14)	277	300
Contribution payable due within one year (note 11)	210	1,528
Asset retirement obligations (note 16)	102	97

	3,836	5,809
Long-term debt (note 14)	5,759	4,097
Other long-term liabilities (note 15)	743	585
Contribution payable (note 11)	138	—
Asset retirement obligations (note 16)	2,882	2,968
Deferred tax liabilities (note 17)	3,112	4,814
Commitments and contingencies (note 22)

Total Liabilities	16,470	18,273

Shareholders’ equity
Common shares (note 18)	7,000	6,986
Preferred shares (note 18)	874	534
Retained earnings	7,589	12,666
Other reserves	1,123	389

Total Shareholders’ Equity	16,586	20,575

Total Liabilities and Shareholders’ Equity	33,056	38,848

The accompanying notes to the consolidated financial statements are an integral part of these statements.

On behalf of the Board:

“Asim Ghosh”	“William Shurniak”
Asim Ghosh	William Shurniak
Director	Director

Consolidated Financial Statements 3

Consolidated Statements of Income (Loss)

	Year ended December 31,
(millions of Canadian dollars, except share data)	2015	2014
Gross revenues	16,763	25,052
Royalties	(432)	(1,030)
Marketing and other	38	70

Revenues, net of royalties	16,369	24,092

Expenses
Purchases of crude oil and products	9,397	14,409
Production, operating and transportation expenses (note 27)	2,994	3,119
Selling, general and administrative expenses (note 27)	342	462
Depletion, depreciation, amortization and impairment (notes 9, 10)	8,644	4,010
Exploration and evaluation expenses (note 8)	447	214
Other – net (note 9)	(309)	(56)

	21,515	22,158

Earnings (loss) from operating activities	(5,146)	1,934

Share of equity investment (note 11)	(5)	(6)

Financial items (note 20)
Net foreign exchange gains	43	81
Finance income	35	8
Finance expenses	(298)	(233)

	(220)	(144)

Earnings (loss) before income taxes	(5,371)	1,784

Provisions for (recovery of) income taxes (note 17)
Current	306	717
Deferred	(1,827)	(191)

	(1,521)	526

Net earnings (loss)	(3,850)	1,258

Earnings (loss) per share (note 18)
Basic	(3.95)	1.26
Diluted	(4.01)	1.20
Weighted average number of common shares outstanding (note 18)
Basic (millions)	984.1	983.6
Diluted (millions)	984.1	985.3

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated Financial Statements 4

Consolidated Statements of Comprehensive Income (Loss)

	Year ended December 31,
(millions of Canadian dollars)	2015	2014
Net earnings (loss)	(3,850)	1,258
Other comprehensive income (loss)
Items that will not be reclassified into earnings, net of tax:
Remeasurements of pension plans, net of tax (note 19)	(10)	(14)
Items that may be reclassified into earnings, net of tax:
Derivatives designated as cash flow hedges (note 24)	(3)	(14)
Exchange differences on translation of foreign operations	1,324	465
Hedge of net investment (note 24)	(587)	(260)

Other comprehensive income	724	177

Comprehensive income (loss)	(3,126)	1,435

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated Financial Statements 5

Consolidated Statements of Changes in Shareholders’ Equity

	Attributable to Equity Holders
				Other Reserves
(millions of Canadian dollars)	Common Shares	Preferred Shares	Retained Earnings	Foreign Currency Translation	Hedging	Total Shareholders’ Equity
Balance as at December 31, 2013	6,974	291	12,615	161	37	20,078

Net earnings	—	—	1,258	—	—	1,258
Other comprehensive income (loss)
Remeasurements of pension plans (net of tax recovery of $4 million) (note 17, 19)	—	—	(14)	—	—	(14)
Derivatives designated as cash flow hedges (net of tax recovery of $5 million) (note 17, 24)	—	—	—	—	(14)	(14)
Exchange differences on translation of foreign operations (net of tax of $109 million) (note 17)	—	—	—	465	—	465
Hedge of net investment (net of tax recovery of $39 million) (note 17, 24)	—	—	—	(260)	—	(260)

Total comprehensive income (loss)	—	—	1,244	205	(14)	1,435
Transactions with owners recognized directly in equity:
Preferred shares issuance (note 18)	—	250	—	—	—	250
Share issue costs (note 18)	—	(7)	—	—	—	(7)
Stock dividends paid (note 18)	11	—	—	—	—	11
Stock options exercised (note 18)	1	—	—	—	—	1
Dividends declared on common shares (note 18)	—	—	(1,180)	—	—	(1,180)
Dividends declared on preferred shares (note 18)	—	—	(13)	—	—	(13)

Balance as at December 31, 2014	6,986	534	12,666	366	23	20,575

Net loss	—	—	(3,850)	—	—	(3,850)
Other comprehensive income (loss)
Remeasurements of pension plans (net of tax recovery of $3 million) (note 17, 19)	—	—	(10)	—	—	(10)
Derivatives designated as cash flow hedges (net of tax recovery of $1 million) (note 17, 24)	—	—	—	—	(3)	(3)
Exchange differences on translation of foreign operations (net of tax of $215 million) (note 17)	—	—	—	1,324	—	1,324
Hedge of net investment (net of tax recovery of $92 million) (note 17, 24)	—	—	—	(587)	—	(587)

Total comprehensive income (loss)	—	—	(3,860)	737	(3)	(3,126)
Transactions with owners recognized directly in equity:
Preferred shares issuance (note 18)	—	350	—	—	—	350
Share issue costs (note 18)	—	(10)	—	—	—	(10)
Stock dividends paid (note 18)	14	—	—	—	—	14
Dividends declared on common shares (note 18)	—	—	(1,181)	—	—	(1,181)
Dividends declared on preferred shares (note 18)	—	—	(36)	—	—	(36)

Balance as at December 31, 2015	7,000	874	7,589	1,103	20	16,586

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated Financial Statements 6

Consolidated Statements of Cash Flows

	Year ended December 31,
(millions of Canadian dollars)	2015	2014
Operating activities
Net earnings (loss)	(3,850)	1,258
Items not affecting cash:
Accretion (note 20)	121	134
Depletion, depreciation, amortization and impairment (notes 9, 10)	8,644	4,010
Inventory write-down to net realizable value (note 6)	22	211
Exploration and evaluation expenses (note 8)	242	6
Deferred income taxes (note 17)	(1,827)	(191)
Foreign exchange	27	71
Stock-based compensation (note 18)	(39)	(17)
Gain on sale of assets	(16)	(36)
Other	5	89
Settlement of asset retirement obligations (note 16)	(98)	(167)
Deferred revenue	102	—
Income taxes paid	(227)	(661)
Interest received	3	7
Change in non-cash working capital (note 21)	651	871

Cash flow – operating activities	3,760	5,585

Financing activities
Long-term debt issuance (note 14)	9,449	829
Long-term debt repayment (note 14)	(8,500)	(814)
Settlement of interest rate swaps	—	33
Short-term debt (note 14)	(175)	895
Debt issue costs	(7)	—
Proceeds from preferred share issuance, net of share issue costs (note 18)	340	243
Proceeds from exercise of stock options (note 18)	—	1
Dividends on common shares (note 18)	(1,167)	(1,169)
Dividends on preferred shares (note 18)	(36)	(13)
Interest paid	(323)	(284)
Contribution receivable receipt (note 11)	—	143
Other	30	97
Change in non-cash working capital (note 21)	179	33

Cash flow – financing activities	(210)	(6)

Investing activities
Capital expenditures	(3,005)	(5,023)
Proceeds from asset sales	122	66
Contribution payable payment (note 11)	(1,363)	(106)
Other	(239)	(27)
Change in non-cash working capital (note 21)	(332)	(333)

Cash flow – investing activities	(4,817)	(5,423)

Increase (decrease) in cash and cash equivalents	(1,267)	156
Effect of exchange rates on cash and cash equivalents	70	14
Cash and cash equivalents at beginning of year	1,267	1,097

Cash and cash equivalents at end of year	70	1,267

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated Financial Statements 7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1	Description of Business and Segmented Disclosures

Husky Energy Inc. (“Husky” or “the Company”) is an international integrated energy company incorporated under the Business Corporations Act (Alberta). The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “HSE” and the Cumulative Redeemable Preferred Shares, Series 1, Cumulative Redeemable Preferred Shares, Series 3, Cumulative Redeemable Preferred Shares, Series 5 and Cumulative Redeemable Preferred Shares, Series 7 are listed under the symbols, “HSE.PR.A”, “HSE.PR.C”, “HSE.PR.E” and “HSE.PR.G”, respectively. The registered office is located at 707, 8th Avenue S.W., PO Box 6525, Station D, Calgary, Alberta, T2P 3G7.

Management has identified segments for the Company’s business based on differences in products, services and management responsibility. The Company’s business is conducted predominantly through two major business segments – Upstream and Downstream.

Upstream includes exploration for, and development and production of, crude oil, bitumen, natural gas and natural gas liquids (Exploration and Production) and marketing of the Company’s and other producers’ crude oil, natural gas, natural gas liquids, sulphur and petroleum coke, pipeline transportation, the blending of crude oil and natural gas, and storage of crude oil, diluent and natural gas (Infrastructure and Marketing). Infrastructure and Marketing markets and distributes products to customers on behalf of Exploration and Production and is grouped in the Upstream business segment based on the nature of its interconnected operations. The Company’s Upstream operations are located primarily in Western Canada, offshore East Coast of Canada, offshore China and offshore Indonesia.

Downstream includes upgrading of heavy crude oil feedstock into synthetic crude oil (Upgrading) in Canada, refining in Canada of crude oil, marketing of refined petroleum products including gasoline, diesel, ethanol blended fuels, asphalt and ancillary products, and production of ethanol (Canadian Refined Products) and refining in the U.S. of primarily crude oil to produce and market gasoline, jet fuel and diesel fuels that meet U.S. clean fuels standards (U.S. Refining and Marketing). Upgrading, Canadian Refined Products and U.S. Refining and Marketing all process and refine natural resources into marketable products and therefore, were grouped together as the Downstream business segment due to the similar nature of their products and services.

Consolidated Financial Statements 8

Segmented Financial Information

	Upstream
($ millions)	Exploration and Production(1)		Infrastructure and Marketing		Total
Year ended December 31,	2015	2014	2015	2014	2015	2014
Gross revenues	5,374	8,634	1,264	2,202	6,638	10,836
Royalties	(432)	(1,030)	—	—	(432)	(1,030)
Marketing and other	—	—	38	70	38	70

Revenues, net of royalties	4,942	7,604	1,302	2,272	6,244	9,876

Expenses
Purchases of crude oil and products	41	96	1,123	2,056	1,164	2,152
Production, operating and transportation expenses	2,076	2,172	37	32	2,113	2,204
Selling, general and administrative expenses	237	253	7	8	244	261
Depletion, depreciation, amortization and impairment	7,993	3,434	25	25	8,018	3,459
Exploration and evaluation expenses	447	214	—	—	447	214
Other – net	(51)	(60)	(5)	(2)	(56)	(62)

Earnings (loss) from operating activities	(5,801)	1,495	115	153	(5,686)	1,648

Share of equity investment	(5)	(6)	—	—	(5)	(6)

Financial items
Net foreign exchange gains	—	—	—	—	—	—
Finance income	3	(1)	—	—	3	(1)
Finance expenses	(142)	(151)	—	—	(142)	(151)

Earnings (loss) before income taxes	(5,945)	1,337	115	153	(5,830)	1,490

Provisions for (recovery of) income taxes
Current	(41)	386	222	99	181	485
Deferred	(1,566)	(41)	(191)	(60)	(1,757)	(101)

	(1,607)	345	31	39	(1,576)	384

Net earnings (loss)	(4,338)	992	84	114	(4,254)	1,106

Intersegment revenues	1,081	2,229	—	—	1,081	2,229
Other non-cash items
Gain (loss) on sale of assets	17	39	—	—	17	39

(1)	Includes allocated depletion, depreciation, amortization and impairment related to assets in Infrastructure and Marketing, as these assets provide a service to Exploration and Production.
(2)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices. Segment results include transactions between business segments.

Consolidated Financial Statements 9

Downstream								Corporate and Eliminations(2)		Total
Upgrading		Canadian Refined Products		U.S. Refining and Marketing		Total
2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
1,319	2,212	2,886	4,020	7,345	10,663	11,550	16,895	(1,425)	(2,679)	16,763	25,052
—	—	—	—	—	—	—	—	—	—	(432)	(1,030)
—	—	—	—	—	—	—	—	—	—	38	70

1,319	2,212	2,886	4,020	7,345	10,663	11,550	16,895	(1,425)	(2,679)	16,369	24,092

922	1,676	2,281	3,319	6,455	9,941	9,658	14,936	(1,425)	(2,679)	9,397	14,409
169	180	238	263	474	472	881	915	—	—	2,994	3,119
4	9	31	44	10	9	45	62	53	139	342	462
106	108	103	102	333	268	542	478	84	73	8,644	4,010
—	—	—	—	—	—	—	—	—	—	447	214
(11)	11	(4)	—	(236)	—	(251)	11	(2)	(5)	(309)	(56)

129	228	237	292	309	(27)	675	493	(135)	(207)	(5,146)	1,934

—	—	—	—	—	—	—	—	—	—	(5)	(6)

—	—	—	—	—	—	—	—	43	81	43	81
—	—	—	—	—	—	—	—	32	9	35	8
(1)	(1)	(6)	(5)	(3)	(3)	(10)	(9)	(146)	(73)	(298)	(233)

128	227	231	287	306	(30)	665	484	(206)	(190)	(5,371)	1,784

(17)	47	6	80	15	1	4	128	121	104	306	717
52	12	55	(7)	(106)	(12)	1	(7)	(71)	(83)	(1,827)	(191)

35	59	61	73	(91)	(11)	5	121	50	21	(1,521)	526

93	168	170	214	397	(19)	660	363	(256)	(211)	(3,850)	1,258

164	249	180	201	—	—	344	450	—	—	1,425	2,679

—	—	5	1	—	(4)	5	(3)	—	—	22	36

Consolidated Financial Statements 10

Segmented Financial Information

	Upstream
($ millions)	Exploration and Production(1)		Infrastructure and Marketing		Total
Year ended December 31,	2015	2014	2015	2014	2015	2014
Expenditures on exploration and evaluation assets(2)(3)	205	326	—	—	205	326
Expenditures on property, plant and equipment(2)(3)	2,064	3,863	168	211	2,232	4,074
Investment in joint ventures	37	—	—	—	37	—

As at December 31,
Exploration and evaluation assets	1,091	1,149	—	—	1,091	1,149
Developing and producing assets at cost	50,380	47,969	—	—	50,380	47,969
Accumulated depletion, depreciation, amortization and impairment	(31,298)	(23,686)	—	—	(31,298)	(23,686)
Other property, plant and equipment at cost	—	48	1,467	1,250	1,467	1,298
Accumulated depletion, depreciation and amortization	—	(34)	(576)	(495)	(576)	(529)

Total exploration and evaluation assets and property, plant and equipment, net	20,173	25,446	891	755	21,064	26,201
Total assets	21,103	26,035	1,699	1,969	22,802	28,004

(1)	Includes allocated depletion, depreciation, amortization and impairment related to assets in Infrastructure and Marketing, as these assets provide a service to Exploration and Production.
(2)	Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the year. Includes assets acquired through acquisitions.
(3)	Capital expenditures in 2015 were revised to exclude capital expenditures incurred by the Husky-CNOOC Madura Ltd. joint venture which are classified as other investing activities on the Company’s Consolidated Statements of Cash Flows.

Geographical Financial Information

($ millions)	Canada		United States
Year ended December 31,	2015	2014	2015	2014
Gross revenues(1)	6,810	12,484	8,638	11,725
Royalties	(361)	(964)	—	—
Marketing and other	38	70	—	—

Revenue, net of royalties	6,487	11,590	8,638	11,725

As at December 31,
Restricted Cash	—	—	—	—
Exploration and evaluation assets	690	818	—	—
Property, plant and equipment, net	19,005	24,201	5,139	4,233
Goodwill	—	160	700	586
Investment in joint ventures	—	—	—	—
Long-term income tax receivable	109	109	—	—
Other assets	83	84	23	19

Total non-current assets	19,887	25,372	5,862	4,838

(1)	Sales to external customers are based on the location of the seller.

Consolidated Financial Statements 11

Downstream								Corporate and Eliminations		Total
Upgrading		Canadian Refined Products		U.S. Refining and Marketing		Total
2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
—	—	—	—	—	—	—	—	—	—	205	326
46	50	30	86	425	374	501	510	67	113	2,800	4,697
—	—	—	—	—	—	—	—	—	—	37	—

—	—	—	—	—	—	—	—	—	—	1,091	1,149
—	—	—	—	—	—	—	—	—	—	50,380	47,969
—	—	—	—	—	—	—	—	—	—	(31,298)	(23,686)
2,313	2,274	2,438	2,433	7,435	5,874	12,186	10,581	957	889	14,610	12,768
(1,260)	(1,154)	(1,245)	(1,144)	(2,296)	(1,641)	(4,801)	(3,939)	(681)	(596)	(6,058)	(5,064)

1,053	1,120	1,193	1,289	5,139	4,233	7,385	6,642	276	293	28,725	33,136
1,141	1,243	1,448	1,676	6,784	5,788	9,373	8,707	881	2,137	33,056	38,848

China		Other International		Total
2015	2014	2015	2014	2015	2014
1,315	843	—	—	16,763	25,052
(71)	(66)	—	—	(432)	(1,030)
—	—	—	—	38	70

1,244	777	—	—	16,369	24,092

121	—	—	—	121	—
394	327	7	4	1,091	1,149
3,490	3,454	—	99	27,634	31,987
—	—	—	—	700	746
—	—	359	237	359	237
—	—	—	—	109	109
—	—	22	22	128	125

4,005	3,781	388	362	30,142	34,353

Consolidated Financial Statements 12

Note 2	Basis of Presentation

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

These consolidated financial statements were approved and signed by the Chair of the Audit Committee and the Chief Executive Officer on February 25, 2016 having been duly authorized to do so by the Board of Directors.

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

Cash and cash equivalents held that are not available for use are classified as restricted cash. When restricted cash is not expected to be used within 12 months, it is classified as non-current asset.

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

The Company uses precious metals in conjunction with a catalyst as part of the downstream upgrading and refining processes. These precious metals remain intact; however, there is a loss during the reclamation process. The estimated loss is amortized to production and operating expenses over the period that the precious metal is in use, which is approximately two to five years. After the reclamation process, the actual loss is compared to the estimated loss and any difference is recognized in net earnings. Precious metals are included in other assets on the balance sheet.

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

Oil and gas properties are depleted on a unit-of-production basis over the proved developed reserves of the particular field, except in the case of assets whose useful life is shorter or longer than the lifetime of the proved developed reserves of that field, in which case the straight-line method or a unit-of-production method based on total proved plus probable reserves is applied. The unit-of-production rate for the depletion of oil and gas properties related to total proved plus probable reserves takes into account expenditures incurred to date together with sanctioned future development expenditures required to develop the field.

Oil and gas reserves are evaluated internally and audited by independent qualified reserve engineers. The estimation of reserves is an inherently complex process and involves the exercise of professional judgment. Estimates are based on projected future rates of production, estimated commodity prices, engineering data and the timing of future expenditures, all of which are subject to uncertainty. Changes in reserve estimates can have an impact on reported net earnings through revisions to depletion, depreciation and amortization expense, in addition to determining possible impairments of property, plant and equipment.

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

Consolidated Financial Statements 15

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

Determining whether there are any indications of impairment requires significant judgment of external factors, such as an extended decrease in prices or margins for oil and gas commodities or products, a significant decline in an asset’s market value, a significant downward revision of estimated volumes, an upward revision of future development costs, a decline in the entity’s market capitalization or significant changes in the technological, market, economic or legal environment that would have an adverse impact on the Company’s CGUs. If any indication of impairment exists, an estimate of the asset’s recoverable amount is calculated as the higher of the fair value less costs to sell (“FVLCS”) and the asset’s value in use (“VIU”) for an individual asset or CGU. If the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, the asset is tested as part of a CGU, which is the smallest identifiable group of assets, liabilities and associated goodwill that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Determination of the Company’s CGUs is subject to management’s judgment.

FVLCS is the amount that would be obtained from the sale of a CGU in an arm’s length transaction between knowledgeable and willing parties. The FVLCS is generally determined as the net present value of the estimated future cash flows expected to arise from a CGU, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted using a rate that would be applied by a market participant to arrive at a net present value of the CGU.

VIU is the net present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. VIU is determined by applying assumptions specific to the Company’s continued use and can only take into account sanctioned future development costs. Estimates of future cash flows used in the evaluation of impairment of assets are made using management’s forecasts of commodity prices, operating costs and future capital expenditures, forecasted crack spreads, growth rate, discount rate and, in the case of oil and gas properties, expected production volumes. Expected production volumes take into account assessments of field reservoir performance and include expectations about proved and probable volumes and where applicable economically recoverable resources associated with interests in certain Husky properties which are risk-weighted utilizing geological, production, recovery, market price and economic projections. Either the cash flow estimates or the discount rate is risk-adjusted to reflect local conditions as appropriate.

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

Provisions and liabilities for legal and other contingent matters are recognized in the period when the circumstance becomes probable that a future cash outflow resulting from past operations or events will occur and the amount of the cash outflow can be reasonably estimated. The timing of recognition and measurement of the provision requires the application of judgment to existing facts and circumstances, which can be subject to change, and the carrying amounts of provisions and liabilities are reviewed regularly and adjusted accordingly. The Company is required to both determine whether a loss is probable based on judgment and interpretation of laws and regulations, and determine that the loss can be reasonably estimated. When a loss is recognized, it is charged to net earnings. The Company continually monitors known and potential contingent matters and makes appropriate disclosure and provisions when warranted by the circumstances present.

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

Under take or pay contracts, the Company makes a long-term supply commitment in return for a commitment from the buyer to pay for minimum quantities, whether or not the customer takes delivery. If a buyer has a right to get a “make-up” delivery at a later date, revenue is deferred and recognized only when the product is delivered or the make-up product can no longer be taken. If no such option exists within the contractual terms, revenue is recognized when the take-or-pay penalty is triggered.

Consolidated Financial Statements 21

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

The Company’s Performance Share Unit Plan provides a time-vested award to certain officers and employees of the Company. Performance Share Units (“PSU”) entitle participants to receive cash based on the Company’s share price at the time of vesting. The amount of cash payment is contingent on the Company’s total shareholder return relative to a peer group of companies and achieving a return on capital in use (“ROCIU”) target. ROCIU equals net earnings plus after tax interest expense and before impairment and select exploration charges, divided by the two-year average capital employed less any capital invested in assets that are not in use. A liability for expected cash payments is accrued over the vesting period of the PSUs and is revalued at each reporting date based on the market price of the Company’s common shares and the expected vesting percentage. Upon vesting, a cash payment is made to the participants and the outstanding liability is reduced by the payment amount.

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

Consolidated Financial Statements 22

The calculation of diluted earnings per share is based on net earnings attributable to common shareholders divided by the weighted average number of common shares outstanding adjusted for the effects of all potential dilutive common share issuances, which are comprised of common shares issuable upon exercise of stock options granted to employees. Stock options granted to employees provide the holder with the ability to settle in cash or equity. For the purposes of the diluted earnings per share calculation, the Company must adjust the numerator for the more dilutive effect of cash-settlement versus equity-settlement despite how the stock options are accounted for in net earnings. As a result, net earnings reported based on accounting of cash-settled stock options may be adjusted for the results of equity-settlements for the purposes of determining the numerator for the diluted earnings per share calculation.

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

The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Revenue from Contracts with Customers

In September 2015, the IASB published an amendment to IFRS 15, deferring the effective date of the standard by one year to annual periods beginning on or after January 1, 2018. Early adoption is permitted. The Company is currently evaluating the impact of adopting IFRS 15 on the consolidated financial statements.

Leases

In January 2016, the IASB issued IFRS 16 Leases. The standard will be effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted, provided IFRS 15 Revenue from Contracts with Customers, has been applied, or is applied at the same date as IFRS 16. The Company is currently evaluating the impact of adopting IFRS 16 on the consolidated financial statements.

Financial Instruments

In July 2014, the IASB issued IFRS 9, “Financial Instruments” to replace IAS 39 which provides a logical model for classification and measurement, a single, forward-looking ‘expected loss’ impairment model and a substantially-reformed approach to hedge accounting. The standard is effective for the Company for annual periods beginning on January 1, 2018, with required retrospective application and early adoption permitted. The Company intends to retrospectively adopt the standard on January 1, 2018. The Company is currently evaluating the impact of adopting IFRS 9 on the consolidated financial statements.

z)	Change in Accounting Policy

The Company has applied the following standards and amendments for the first time for the annual reporting period commencing January 1, 2015:

•	Annual Improvements to IFRS - 2010-2012 Cycle and 2011-2013 Cycle

•	Defined Benefit Plans: Employee Contributions - Amendments to IAS 19

The adoption of these amendments did not have any impact on the annual consolidated financial statements. The nature and the impact of each new standard or amendment is described below:

IFRS 8 Operating Segments

The amendments are applied retrospectively and clarify that an entity must disclose the judgments made by management in applying the aggregation criteria in paragraph 12 of IFRS 8, including a brief description of operating segments that have been aggregated and the economic characteristics used to assess whether the segments are ‘similar’. The reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker, similar to the required disclosure for segment liabilities. The adoption of this amended standard has no material impact on the Company’s consolidated financial statements.

Consolidated Financial Statements 23

IFRS 2 Share-based Payment

This improvement is applied prospectively and clarifies various issues relating to the definitions of performance and service conditions which are vesting conditions, including:

•	A performance condition must contain a service condition;

•	A performance target must be met while the counterparty is rendering service;

•	A performance target may relate to the operations or activities of an entity, or to those of another entity in the same group;

•	A performance condition may be a market or non-market condition.

The adoption of this amended standard has no impact on the Company’s consolidated financial statements.

IFRS 3 Business Combinations

The amendment is applied prospectively and clarifies that all contingent consideration arrangements classified as liabilities (or assets) arising from a business combination should be subsequently measured at fair value through profit or loss whether or not they fall within the scope of IFRS 9 (or IAS 39, as applicable). The adoption of this amended standard has no impact on the Company’s consolidated financial statements.

Note 4	Cash and Cash Equivalents

Cash and cash equivalents at December 31, 2015 included $68 million of cash (December 31, 2014 – $188 million) and $2 million of short-term investments with original maturities less than three months at the time of purchase (December 31, 2014 – $1,079 million ).

Note 5	Accounts Receivable

Accounts Receivable

($ millions)	December 31, 2015	December 31, 2014
Trade receivables	962	1,282
Allowance for doubtful accounts	(31)	(29)
Derivatives due within one year	59	53
Other	24	18

End of year	1,014	1,324

Note 6	Inventories

Inventories

($ millions)	December 31, 2015	December 31, 2014
Crude oil, natural gas and sulphur	536	419
Refined petroleum products	257	522
Trading inventories measured at fair value less costs to sell	257	286
Materials, supplies and other	197	158

End of year	1,247	1,385

Impairment of inventory to net realizable value for the year ended December 31, 2015 was $22 million (December 31, 2014 – $211 million), as a result of declining market benchmark prices. During 2015, there were no inventory impairment reversals (2014 – nil).

Trading inventories measured at fair value less costs to sell consist of natural gas inventories and crude oil inventories. The fair value measurement incorporates exit commodity prices and adjustments for quality and location.

Consolidated Financial Statements 24

Note 7	Restricted Cash

In accordance with the provisions of the regulations of the People’s Republic of China, the Company is required to deposit funds into separate accounts restricted to the funding of future asset retirement obligations in the Asia Pacific Region. As at December 31, 2015, the Company had deposited funds of $121 million (2014 - nil) which are classified as non-current and included in restricted cash.

Note 8	Exploration and Evaluation Costs

Exploration and Evaluation Assets

($ millions)	2015	2014
Beginning of year	1,149	1,144
Additions	227	341
Transfers to oil and gas properties (note 9)	(97)	(352)
Expensed exploration expenditures previously capitalized	(242)	(6)
Exchange adjustments	54	22

End of year	1,091	1,149

During 2015, $229 million of the $242 million in total expensed exploration expenditures previously capitalized was related to exploration assets within the Western Canada CGUs in the Upstream Exploration and Production Segment which were written off as a result of management’s plan to withdraw from further exploration and evaluation due to lower estimated short and long-term crude oil and natural gas prices.

The following exploration and evaluation expenses for the years ended December 31, 2015 and 2014 relate to activities associated with the exploration for and evaluation of crude oil and natural gas resources and were recorded in the Upstream Exploration and Production business.

Exploration and Evaluation Expense Summary

($ millions)	2015	2014
Seismic, geological and geophysical	103	111
Expensed drilling	297	45
Expensed land	47	58

	447	214

During 2015, $48 million of the $297 million in total expensed drilling was recorded as an exploration and evaluation expense due to unfulfilled work commitment penalties in Western Canada resulting from management’s plan to withdraw from further exploration and evaluation due to lower estimated short and long-term crude oil and natural gas prices.

Consolidated Financial Statements 25

Note 9	Property, Plant and Equipment

Property, Plant and Equipment ($ millions)	Oil and Gas Properties	Processing, Transportation and Storage	Upgrading	Refining	Retail and Other	Total
Cost

December 31, 2013	43,081	1,080	2,221	5,676	2,450	54,508

Additions	4,274	216	50	413	163	5,116

Acquisitions	123	—	—	—	—	123

Transfers from exploration and evaluation (note 8)	352	—	—	—	—	352

Intersegment transfers	(3)	2	—	1	—	—

Changes in asset retirement obligations	128	(2)	3	15	23	167

Disposals and derecognition	(281)	—	—	(13)	(4)	(298)

Exchange adjustments	300	—	—	469	—	769

December 31, 2014	47,974	1,296	2,274	6,561	2,632	60,737

Additions	2,128	173	46	452	76	2,875

Acquisitions	57	—	—	—	—	57

Transfers from exploration and evaluation (note 8)	97	—	—	—	—	97

Intersegment transfers	6	(6)	—	—	—	—

Changes in asset retirement obligations	(107)	—	(7)	(5)	(18)	(137)

Disposals and derecognition	(487)	—	—	(24)	(4)	(515)

Exchange adjustments	720	2	—	1,152	2	1,876

December 31, 2015	50,388	1,465	2,313	8,136	2,688	64,990

Accumulated depletion, depreciation, amortization and impairment
December 31, 2013	(20,408)	(479)	(1,046)	(1,574)	(1,251)	(24,758)
Depletion, depreciation, amortization and impairment(1)	(3,400)	(47)	(108)	(288)	(145)	(3,988)
Intersegment transfers	2	(1)	—	(1)	—	—

Disposals and derecognition	176	—	—	10	2	188
Exchange adjustments	(57)	—	—	(135)	—	(192)

December 31, 2014	(23,687)	(527)	(1,154)	(1,988)	(1,394)	(28,750)

Depletion, depreciation, amortization and impairment(1)	(7,811)	(48)	(106)	(365)	(154)	(8,484)
Intersegment transfers	(2)	2	—	—	—	—

Disposals and derecognition	370	—	—	18	2	390

Exchange adjustments	(170)	(1)	—	(341)	—	(512)

December 31, 2015	(31,300)	(574)	(1,260)	(2,676)	(1,546)	(37,356)

Net book value

December 31, 2014	24,287	769	1,120	4,573	1,238	31,987

December 31, 2015	19,088	891	1,053	5,460	1,142	27,634

(1)	Depletion, depreciation, amortization and impairment for the year ended December 31, 2015 does not include an exchange adjustment of nil (2014 – $22 million).

Included in depletion, depreciation, amortization and impairment expense for the year ended December 31, 2015 is a pre-tax impairment charge of $5,021 million (2014 - $838 million) on crude oil and natural gas assets located in Western Canada in the Upstream Exploration and Production Segment. The impairment charge, reflected in the third quarter of 2015 and attributed to Western Canada production CGUs, was the result of sustained declines in forecasted short and long-term crude oil and natural gas prices and management’s decision to reduce capital investments in those CGUs. The Company identified a further impairment trigger in the fourth quarter of 2015 due to changes in reserve estimates using finalized annual reserve information, which resulted in adjustments to individual CGUs only with no further impairment recorded on a consolidated basis. The recoverable amount of the impaired CGUs was estimated based on the value-in-use methodology using estimated discounted cash flows based on proved plus probable reserves and where applicable economically recoverable resources associated with interests in certain Husky properties and a pre-tax discount rate of 8 percent (2014 - 8 percent).

Consolidated Financial Statements 26

The following table summarizes the impairments for each CGU:

CGU

($ millions)	Impairment recorded
British Columbia & Alberta Plains	383
Foothills	1,130
Ram River	564
Northern Alberta	474
Rainbow	1,338
Red Deer	170
Hussar Halkirk	106
Northern	119
Provost East	124
Provost West	101
Northern Saskatchewan	22
Southern Alberta	249
Southern Saskatchewan	241

Total	5,021

The recoverable amount of the various Western Canada CGUs was $3,038 million as at December 31, 2015. The recoverable amount is sensitive to commodity price, discount rate, production volumes, operating costs and future capital expenditures. Refer to Note 10 for sensitivity analysis. Commodity prices are based on market indicators at the end of the period. Management’s external long-term assumptions are benchmarked against forward price curve and pricing forecasts prepared by external firms.

The table below summarizes the forecasted prices used in determining the recoverable amounts:

	WTI ($US/bbl)	Brent ($US/bbl)	Edmonton Light ($CDN/bbl)	AECO ($CDN/mcf)	Foreign Exchange ($US/ $CDN)
2016	50.00	50.00	53.33	3.00	0.750
2017	55.00	60.00	64.94	3.06	0.770
2018	60.00	70.00	74.88	3.12	0.800
2019	65.00	71.40	76.37	3.18	0.800
2020	70.00	72.83	77.90	3.25	0.800
2021	71.40	74.28	79.46	3.31	0.800
2022(1)	72.83	75.77	81.05	3.38	0.800

(1)	Prices are escalated at 2 percent thereafter.

The discount rate is derived from the Company’s post-tax weighted average cost of capital with appropriate adjustments made to reflect the risks specific to the CGUs and to determine the pre-tax rate. Production volumes, operating costs and future capital expenditures are based on management’s best estimates of future costs included in the long range plan approved by the Board of Directors.

Depletion, depreciation, amortization and impairment expense for the twelve months ended December 31, 2015 also included a $46 million derecognition reflected in the second quarter of 2015 for damage caused by a fire at the Lima Refinery in the Company’s Downstream U.S. Refining and Marketing business and a $46 million derecognition in the third quarter of 2015 related to the cancellation of the West Mira drilling rig contract. In addition, the Company accrued insurance recoveries for business interruption and property damage associated with the fire of $235 million for the year ended December 31, 2015 which is included in other-net in the consolidated statements of income (loss).

Costs of property, plant and equipment, including major development projects, excluded from costs subject to depletion, depreciation and amortization as at December 31, 2015 were $3.0 billion (December 31, 2014 – $5.7 billion) including undeveloped land assets of $68 million as at December 31, 2015 (December 31, 2014 – $115 million).

The net book values of assets held under finance lease within property, plant and equipment are as follows:

Assets Under Finance Lease

($ millions)	Refining	Oil and Gas Properties	Total
December 31, 2014	27	256	283
December 31, 2015	26	255	281

Consolidated Financial Statements 27

Note 10	Goodwill

Goodwill

($ millions)	December 31, 2015	December 31, 2014
Beginning of year	746	698
Exchange adjustments	114	48
Impairment	(160)	—

End of year	700	746

For the purpose of impairment testing, goodwill is allocated to the CGUs to which it relates. The carrying amount of goodwill has been allocated as follows:

Carrying amount of goodwill as at:

($ millions)	December 31, 2015	December 31, 2014
Upstream (Western Canada)	—	160
Downstream (Lima Refinery)	700	586

End of year	700	746

Upstream (Western Canada)

The Company performed a goodwill impairment test at September 30, 2015. The Company determined that the carrying amount of the Western Canada CGUs in the Upstream Exploration and Production Segment exceeded its recoverable amount and the amount of impairment was attributable to goodwill and crude oil and natural gas assets located in Western Canada. A pre-tax goodwill impairment charge of $160 million was included in depletion, depreciation, amortization and impairment expense. The recoverable amount of the Western Canada CGUs was $3,038 million as at December 31, 2015 and was estimated based on value-in-use methodology using estimated discounted cash flows based on proved plus probable reserves and where applicable economically recoverable resources associated with interests in certain Husky properties and a pre-tax discount rate of 8 percent (2014 - 8 percent).

The recoverable amount is sensitive to commodity price, discount rate, production volumes, operating costs and future capital expenditures. Commodity prices are based on market indicators at the end of the period. Management’s long-term assumptions are benchmarked against the forward price curve and external firms on an annual basis or whenever a trigger exists. The price deck used is consistent with that used in determining the recoverable amount of property, plant and equipment. The discount rate is derived from the Company’s post-tax weighted average cost of capital with appropriate adjustments made to reflect the risks specific to the CGUs and to determine the pre-tax rate. Production volumes, operating costs and future capital expenditures are based on management’s best estimates of future costs per the long range plan approved by the Board of Directors.

A change in the discount rate or forward price over the life of the reserves will result following impact on the Western Canada CGUs:

	Discount Rate		Commodity Price
($ millions)	1% Increase in Discount Rate	1% Decrease in Discount Rate	5% Increase in Forward Price	5% Decrease in Forward Price
Impairment of Goodwill	—	—	—	—
Impairment of PP&E - Increase (Decrease)	156	(198)	(519)	560

Downstream (Lima Refinery)

For impairment testing purposes, the recoverable amount of the Lima Refinery CGU was estimated using value-in-use methodology based on cash flows expected over a 40-year period and discounted using a pre-tax discount rate of 8 percent (2014 - 8 percent).

The value-in-use calculation for the Lima Refinery CGU is sensitive to changes in discount rate, forecasted crack spreads and growth rate. The discount rate is derived from the Company’s post-tax weighted average cost of capital with appropriate adjustments made to reflect the risks specific to the refinery. Forecasted crack spreads are based on quoted near-month contracts for WTI and spot prices for gasoline and diesel. The WTI price deck used is consistent with that used in determining the recoverable amount of property, plant and equipment.

Consolidated Financial Statements 28

Cash flow projections for the initial five-year period are based on long range plan future cash flows and inflated by a 2 percent long-term growth rate for the remaining 35-year period. The inflation rate was based upon an average expected inflation rate for the U.S. of 2 percent (2014 - 2 percent). As at December 31, 2015, the recoverable amount exceeded the carrying amount and no impairment was identified.

With regard to the assessment of value in use of the Lima Refinery CGU, management believed that there are no reasonably possible changes in any of the above key assumptions that would cause the carrying value of the CGU to materially exceed its recoverable amount.

Note 11	Joint Arrangements

Joint Operations

BP-Husky Refining LLC

The Company holds a 50 percent ownership interest in BP-Husky Refining LLC, which owns and operates the BP-Husky Toledo Refinery in Ohio. On March 31, 2008, the Company completed a transaction with BP whereby BP contributed the BP-Husky Toledo Refinery plus inventories and other related net assets and the Company contributed U.S. $250 million in cash and a contribution payable of U.S. $2.6 billion.

The Company’s proportionate share of the contribution payable included in the consolidated balance sheets is as follows:

Contribution Payable

($ millions)	December 31, 2015	December 31, 2014
Beginning of year	1,528	1,421
Accretion (note 20)	16	85
Paid	(1,363)	(106)
Foreign exchange	167	128

End of year	348	1,528

Expected to be incurred within 1 year	210	1,528
Expected to be incurred beyond 1 year	138	—

The Company amended the terms of payment of the Company’s contribution payable with BP-Husky Refining LLC in the first quarter of 2015. In accordance with the amendment, U.S. $1 billion of the net contribution payable was paid on February 2, 2015. Subsequent to the payment, BP-Husky Refining LLC distributed U.S. $1 billion to each of the joint arrangement partners which resulted in the creation of a deferred tax asset and deferred tax recovery of $203 million. As a result of prepayment, the accretion rate was reduced from 6 percent to 2.5 percent for the future term of the agreement and the remaining maturity date was extended to December 31, 2017. The remaining net contribution payable amount of approximately U.S. $251 million (CDN $348 million) will be paid by way of funding all capital contributions of the BP-Husky Refining LLC joint operation with the current and long-term portions reflecting the timing of future expected capital expenditures as at December 31, 2015.

Consolidated Financial Statements 29

Summarized below is the Company’s proportionate share of operating results and financial position in the BP-Husky Refining LLC joint operation that have been included in the consolidated statements of income (loss) and the consolidated balance sheets in U.S. Refining and Marketing in the Downstream segment:

Results of Operations

($ millions)	2015	2014
Revenues	1,959	2,673
Expenses	(1,826)	(2,847)

Proportionate share of net earnings	133	(174)

Balance Sheets

($ millions)	December 31, 2015	December 31, 2014
Current assets	469	379
Non-current assets	2,405	2,073
Current liabilities	(367)	(336)
Non-current liabilities	(681)	(630)

Proportionate share of net assets	1,826	1,486

Sunrise Oil Sands Partnership

The Company holds a 50 percent interest in the Sunrise Oil Sands Partnership, which is engaged in operating an oil sands project in Northern Alberta. On March 31, 2008, the Company completed a transaction with BP whereby the Company contributed Sunrise oil sands assets with a fair value of U.S. $2.5 billion and BP contributed U.S. $250 million in cash and a contribution receivable of U.S. $2.25 billion which was received in full in the year ended December 31, 2014. The contribution receivable accreted at a rate of 6 percent per annum up to the receipt of the final balance in 2014.

Summarized below is the Company’s proportionate share of operating results and financial position in the Sunrise Oil Sands Partnership that have been included in the consolidated statements of income (loss) and the consolidated balance sheets in Exploration and Production in the Upstream segment:

Results of Operations

($ millions)	2015	2014
Revenues	17	—
Expenses	(160)	(24)
Financial items	(28)	(16)

Proportionate share of net earnings	(171)	(40)

Balance Sheets

($ millions)	December 31, 2015	December 31, 2014
Current assets	28	2
Non-current assets	3,161	3,124
Current liabilities	(104)	(74)
Non-current liabilities	(248)	(258)

Proportionate share of net assets	2,837	2,794

Atlantic Region Joint Operations

The Company holds interests in the White Rose oil field, with a 72.5 percent interest in the core field and a 68.875 percent interest in the satellite fields. The Company also holds 35 percent interests in two exploration licenses and two significant discovery licenses in the Flemish Pass Basin related to the Bay Du Nord, Harpoon and Mizzen discoveries. Both areas are located off the coast of Newfoundland and Labrador and are a part of Husky’s offshore East Coast exploration and development program. The Company’s proportionate share of operating results and financial position in the White Rose oil field and Flemish Pass Basin have been included in the consolidated statements of income (loss) and the consolidated balance sheets in Exploration and Production in the Upstream segment.

Consolidated Financial Statements 30

Joint Venture

Husky-CNOOC Madura Ltd.

The Company currently holds 40 percent joint control in Husky-CNOOC Madura Ltd., which is engaged in exploring for oil and gas resources in Indonesia with a fiscal year end of December 31. Results of the joint venture are included in the consolidated statements of income (loss) in Exploration and Production in the Upstream segment.

Summarized below is the financial information for Husky-CNOOC Madura Ltd. accounted for using the equity method:

Results of Operations

($ millions, except share of equity investment)	2015	2014
Revenues	—	—
Expenses	(25)	(49)

Net loss	(25)	(49)
Share of equity investment (percent)	40%	40%

Proportionate share of equity investment	(5)	(6)

Balance Sheets

($ millions, except share of equity investment)	December 31, 2015	December 31, 2014
Current assets(1)	79	43
Non-current assets	780	574
Current liabilities	(46)	(25)
Non-current liabilities	(559)	(359)

Net assets	254	233
Share of net assets (percent)	40%	40%

Carrying amount in statement of balance sheets	359	237

(1)	Current assets include cash and cash equivalents of $34 million (2014- $15 million).

The Company’s share of equity investment and carrying amount of share of net assets does not equal the 40 percent joint control of the expenses and net assets of Husky-CNOOC Madura Ltd. due to differences in the accounting policies of the joint venture and the Company and non-current liabilities of the joint venture which are not included in the Company’s carrying amount of net assets due to equity accounting.

Note 12	Bank Operating Loans

At December 31, 2015, the Company had unsecured short-term borrowing lines of credit with banks totalling $645 million (December 31, 2014 – $645 million) and letters of credit under these lines of credit totalling $216 million (December 31, 2014 – $188 million). As at December 31, 2015, bank operating loans were nil (December 31, 2014 – nil). Interest payable is based on Bankers’ Acceptance, U.S. LIBOR or prime rates.

The Sunrise Oil Sands Partnership has an unsecured demand credit facility of $10 million available for general purposes. The Company’s proportionate share of the liability for any drawings under this credit facility is $5 million. As at December 31, 2015, there was nil balance outstanding under this credit facility (December 31, 2014 – nil).

Note 13	Accounts Payable and Accrued Liabilities

Accounts Payable and Accrued Liabilities

($ millions)	December 31, 2015	December 31, 2014
Trade payables	636	550
Accrued liabilities	1,498	1,917
Dividend payable (note 18)	296	295
Stock-based compensation	6	53
Derivatives due within one year	18	27
Contingent consideration (note 24)	—	40
Other	73	107

End of year	2,527	2,989

Consolidated Financial Statements 31

Note 14	Debt and Credit Facilities

Short-term Debt

($ millions)	December 31, 2015	December 31, 2014
Commercial paper(1)	720	895

(1)	The commercial paper is supported by the Company’s syndicated credit facilities and the Company is authorized to issue commercial paper up to a maximum of $1.0 billion having a term not to exceed 365 days. The weighted average interest rate as at December 31, 2015 was 0.81 percent per annum (December 31, 2014 - 1.24 percent).

Long-term Debt		Canadian $ Amount		U.S. $ Denominated
($ millions)	Maturity	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Long-term debt
Syndicated Credit Facility	2018	499	—	—	—
7.55% notes(1)(3)	2016	—	232	—	200
6.20% notes(1)(5)	2017	415	348	300	300
6.15% notes(1)(4)	2019	415	348	300	300
7.25% notes(1)(5)	2019	1,038	870	750	750
5.00% notes(6)	2020	400	400	—	—
3.95% notes(1)(5)	2022	692	580	500	500
4.00% notes (1)(5)	2024	1,038	870	750	750
3.55% notes(6)	2025	750	—	—	—
6.80% notes(1)(5)	2037	535	449	387	387
Debt issue costs(2)		(27)	(26)	—	—
Unwound interest rate swaps (note 24)		4	26	—	—

Long-term debt		5,759	4,097	2,987	3,187

Long-term debt due within one year
3.75% notes(6)	2015	—	300	—	—
7.55% notes(1)(3)	2016	277	—	200	—

Long-term debt due within one year		277	300	200	—

(1)	All of the Company’s U.S. denominated debt is designated as a hedge of the Company’s net investment in its U.S. refining operations. Refer to Note 24 for foreign exchange risk management through hedge of net investment.
(2)	Calculated using the effective interest rate method.
(3)	The 7.55% notes represent unsecured securities under a trust indenture dated October 31, 1996.
(4)	The 6.15% notes represent unsecured securities under a trust indenture dated June 14, 2002.
(5)	The 6.20%, the 7.25%, the 3.95%, the 4.00% and the 6.80% notes represent unsecured securities under a trust indenture dated September 11, 2007.
(6)	The 3.75%, the 5.00% and the 3.55% notes represents unsecured securities under a trust indenture dated December 21, 2009.

Credit Facilities

On March 6, 2015, the limit on the $1.63 billion and $1.60 billion revolving syndicated credit facilities were each increased to $2.0 billion. As at December 31, 2015, the Company had no borrowings under its $2.0 billion facility expiring December 14, 2016 and outstanding balance of $499 million under its $2.0 billion facility expiring June 19, 2018.

There continues to be no difference between the terms of these facilities, other than their maturity dates. Interest rates vary based on Canadian prime, Bankers’ Acceptance, U.S. LIBOR or U.S. base rate, depending on the borrowing option selected and credit ratings assigned by certain credit rating agencies to the Company’s rated senior unsecured debt.

The Company is authorized to issue commercial paper up to a maximum of $1.0 billion having a term not to exceed 365 days. At December 31, 2015, the Company had $720 million outstanding of commercial paper (December 31, 2014 – $895 million), which is supported by its revolving syndicated credit facilities.

The syndicated credit facilities include a leverage covenant used to assess the Company’s financial strength. The covenant is calculated as long-term debt including current portion net of certain adjusting items specified in the agreement divided by earnings (loss) from operating activities before DD&A net of certain adjusting items specified in the agreement. The Company was in compliance with the syndicated credit facility covenants at December 31, 2015 and assesses the risk of non-compliance to be low. If the Company does not comply with the covenants under the syndicated credit facilities, there is the risk that repayment could be accelerated.

Consolidated Financial Statements 32

Notes

On March 17, 2014, the Company issued U.S. $750 million of 4.00 percent notes due April 15, 2024 under a universal short form base shelf prospectus, equivalent to $829 million in Canadian dollars. The notes are redeemable at the option of the Company at any time, subject to a make-whole premium if the notes are redeemed prior to the three-month period prior to maturity. Interest is payable semi-annually. The notes are unsecured and unsubordinated and rank equally with all of the Company’s other unsecured and unsubordinated indebtedness.

On June 15, 2014, the Company repaid the maturing 5.9 percent notes issued under a trust indenture dated September 11, 2007. The amount paid to noteholders was U.S. $772 million, including U.S. $22 million of interest, equivalent to $839 million in Canadian dollars, including interest of $25 million.

On February 23, 2015, the Company filed a universal short form base shelf prospectus with applicable securities regulators in each of the provinces of Canada (the “Canadian Shelf Prospectus”) that enables the Company to offer up to $3.0 billion of common shares, preferred shares, debt securities, subscription receipts, warrants and other units in Canada up to and including March 23, 2017. During the 25-month period that the Canadian Shelf Prospectus is effective, securities may be offered in amounts, at prices and on terms set forth in a prospectus supplement. This shelf prospectus replaces the universal short form base shelf prospectus filed with applicable securities regulators in each of the provinces of Canada that expired on January 30, 2015 with $2.75 billion of unused capacity. At December 31, 2015, the Company had unused capacity of $1.9 billion under its Canadian Shelf Prospectus.

On March 12, 2015, the Company repaid the maturing 3.75 percent notes issued under a trust indenture dated December 21, 2009. The amount paid to noteholders was $306 million, including $6 million of interest.

On March 12, 2015, the Company issued $750 million of 3.55 percent notes due March 12, 2025 by way of a prospectus supplement dated March 9, 2015 to the Canadian Shelf Prospectus. The notes are redeemable at the option of the Company at any time, subject to a make whole premium unless the notes are redeemed in the three month period prior to maturity. Interest is payable semi-annually on March 12 and September 12 of each year, beginning September 12, 2015. The notes are unsecured and unsubordinated and rank equally with all of the Company’s other unsecured and unsubordinated indebtedness.

On December 22, 2015, the Company filed a universal short form prospectus (the “U.S. Shelf Prospectus”) with the Alberta Securities Commission and a U.S registration statement containing the U.S. Shelf Prospectus with the SEC that enables the Company to offer up to U.S. $3.0 billion of debt securities, common shares, preferred shares, subscription receipts, warrants and units of the Company in the United States up to and including January 22, 2018. During the 25-month period that the U.S. Shelf Prospectus and the related U.S registration statement are effective, securities may be offered in amounts, at prices and on terms set forth in a prospectus supplement. This shelf prospectus and related U.S. registration statement replaces the universal short form base shelf prospectus filed with the Alberta Securities Commission and the related U.S registration statement filed with the SEC that expired on November 30, 2015 with $2.25 billion of unused capacity. At December 31, 2015 the Company had unused capacity of U.S. $3.0 billion under the U.S. Shelf Prospectus and related U.S registration statement.

The ability of the Company to raise capital utilizing the Canadian Shelf Prospectus or U.S. Shelf Prospectus and related U.S registration statement is dependent on market conditions at the time of sale.

The notes disclosed above are redeemable (unless otherwise stated) at the option of the Company, at any time, at a redemption price equal to the greater of the par value of the securities and the sum of the present values of the remaining scheduled payments discounted at a rate calculated using a comparable U.S. Treasury Bond rate (for U.S. dollar denominated securities) or Government of Canada Bond rate (for Canadian dollar denominated securities) plus an applicable spread. Interest on the notes disclosed above is payable semi-annually.

The Company’s notes, credit facilities and short-term lines of credit rank equally in right of payment.

Consolidated Financial Statements 33

Note 15	Other Long-term Liabilities

Other Long-term Liabilities

($ millions)	December 31, 2015	December 31, 2014
Employee future benefits (note 19)	176	142
Finance lease obligations	266	264
Stock-based compensation	12	26
Deferred revenue	109	—
Other	180	153

End of year	743	585

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

The future minimum lease payments under existing finance leases are payable as follows:

	Within 1 year		After 1 year but no more than 5 years		More than 5 years		Total
($ millions)	2015	2014	2015	2014	2015	2014	2015	2014
Future minimum lease payments	35	33	139	141	800	852	974	1,026
Interest	30	31	115	119	532	581	677	731
Present value of minimum lease payments	31	31	104	104	162	160	297	295

Note 16	Asset Retirement Obligations

At December 31, 2015, the estimated total undiscounted inflation-adjusted amount required to settle the Company’s ARO was $13.9 billion (December 31, 2014 – $15.5 billion). These obligations will be settled based on the useful lives of the underlying assets, which currently extend an average of 46 years into the future. This amount has been discounted using credit-adjusted risk-free rates of 2.7 percent to 5.8 percent (December 31, 2014 – 2.9 percent to 4.8 percent) and an inflation rate of 2 percent (December 31, 2014 - 2 percent). Obligations related to future environmental remediation and cleanup of oil and gas assets are included in the estimated ARO. The Company has deposited $121 million of cash into restricted accounts for funding of future asset retirement obligations of the Asia Pacific Region. These amounts have been reflected in restricted cash in the consolidated balance sheets.

The change in estimate in 2015 is primarily related to an increase in the average discount rate, partially offset by a reduction in the economic life of the assets.

While the provision is based on management’s best estimates of future costs, discount rates and the economic lives of the assets, there is uncertainty regarding the amount and timing of incurring these costs.

A reconciliation of the carrying amount of asset retirement obligations at December 31, 2015 and 2014 is set out below:

Asset Retirement Obligations

($ millions)	2015	2014
Beginning of year	3,065	2,918
Additions	23	48
Liabilities settled	(98)	(167)
Liabilities disposed	(19)	(8)
Change in discount rate	(500)	279
Change in estimates	340	(156)
Exchange adjustment	52	18
Accretion (note 20)	121	133

End of year	2,984	3,065

Expected to be incurred within 1 year	102	97
Expected to be incurred beyond 1 year	2,882	2,968

Consolidated Financial Statements 34

Note 17	Income Taxes

The major components of income tax expense for the years ended December 31, 2015 and 2014 were as follows:

Income Tax Expense (Recovery)

($ millions)	2015	2014
Current income tax
Current income tax charge	308	684
Adjustments to current income tax estimates	(2)	33

	306	717

Deferred income tax
Relating to origination and reversal of temporary differences	(1,760)	(186)
Adjustments to deferred income tax estimates	(67)	(5)

	(1,827)	(191)

Deferred Tax Items in OCI

($ millions)	2015	2014
Deferred tax items expensed (recovered) directly in OCI
Derivatives designated as cash flow hedges	(1)	(5)
Remeasurement of pension plans	(3)	(4)
Exchange differences on translation of foreign operations	215	109
Hedge of net investment	(92)	(39)

	119	61

The provision for income taxes in the consolidated statements of income (loss) reflects an effective tax rate which differs from the expected statutory tax rate. Differences for the years ended December 31, 2015 and 2014 were accounted for as follows:

Reconciliation of Effective Tax Rate

($ millions, except tax rate)	2015	2014
Earnings (loss) before income taxes
Canada	(6,245)	1,515
United States	241	(180)
Other foreign jurisdictions	633	449

	(5,371)	1,784
Statutory Canadian income tax rate (percent)	27.0%	25.8%

Expected income tax	(1,450)	461
Effect on income tax resulting from:
Capital gains and losses	2	(2)
Foreign jurisdictions	23	(26)
Non-taxable items	(31)	4
Revaluation of foreign tax pools	(14)	47
Other – net	(51)	42

Income tax expense (recovery)	(1,521)	526

The statutory tax rate is 27.0 percent in 2015 (2014 – 25.8 percent). The increase in rate from the prior year is largely the result of the Alberta provincial corporate tax rate increasing from 10 percent to 12 percent, effective July 1, 2015. This rate change has caused deferred income tax expense and the deferred income tax liability to increase by $157 million for the year ended December 31, 2015.

Included in income tax expense for the year ended December 31, 2015 is a $1,357 million deferred income tax recovery related to the non-cash property, plant and equipment impairment charge of $5,021 million on crude oil and natural gas assets located in Western Canada in the Upstream Exploration and Production segment.

Consolidated Financial Statements 35

The following reconciles the movements in the deferred income tax liabilities and assets:

Deferred Tax Liabilities and Assets

($ millions)	January 1, 2015	Recognized in Earnings	Recognized in OCI	Other	December 31, 2015
Deferred tax liabilities
Exploration and evaluation assets and property, plant and equipment	(5,840)	1,853	(240)	(6)	(4,233)
Foreign exchange gains taxable on realization	(35)	(100)	93	—	(42)

Debt issue costs	(1)	—	—	—	(1)
Deferred tax assets
Pension plans	39	1	3	—	43
Asset retirement obligations	870	6	16	—	892
Loss carry-forwards	87	(21)	9	—	75
Financial assets at fair value	12	1	—	—	13
Other temporary differences	54	87	—	—	141

	(4,814)	1,827	(119)	(6)	(3,112)

Deferred Tax Liabilities and Assets

($ millions)	January 1, 2014	Recognized in Earnings	Recognized in OCI	Other	December 31, 2014
Deferred tax liabilities
Exploration and evaluation assets and property, plant and equipment	(5,789)	75	(124)	(2)	(5,840)
Foreign exchange gains taxable on realization	(60)	(19)	44	—	(35)
Debt issue costs	3	(4)	—	—	(1)
Deferred tax assets
Pension plans	35	—	4	—	39
Asset retirement obligations	812	50	8	—	870
Loss carry-forwards	51	29	7	—	87
Financial assets at fair value	(8)	20	—	—	12
Other temporary differences	14	40	—	—	54

	(4,942)	191	(61)	(2)	(4,814)

At December 31, 2015, the Company had $174 million (December 31, 2014 – $234 million) of U.S. tax losses that will expire between 2030 and 2034. The Company has recorded deferred tax assets in respect of these losses, as there are sufficient taxable temporary differences in the U.S. jurisdiction to utilize these losses.

Consolidated Financial Statements 36

Note 18	Share Capital

Common Shares

The Company is authorized to issue an unlimited number of no par value common shares.

Common Shares	Number of Shares	Amount ($ millions)
December 31, 2013	983,379,074	6,974
Stock dividends	315,419	11
Options exercised	43,569	1

December 31, 2014	983,738,062	6,986
Stock dividends	590,853	14

December 31, 2015	984,328,915	7,000

Quarterly dividends may be declared in an amount expressed in dollars per common share or could be paid by way of issuance of a fraction of a common share per outstanding common share determined by dividing the dollar amount of the dividend by the volume-weighted average trading price of the common shares on the principal stock exchange on which the common shares are traded. The volume-weighted average trading price of the common shares is calculated by dividing the total value by the total volume of common shares traded over the five trading day period immediately prior to the payment date of the dividend on the common shares.

During the year ended December 31, 2015, the Company declared dividends payable of $1.20 per common share (2014 – $1.20 per common share), resulting in dividends of $1,181 million (2014 – $1,180 million). An aggregate of $1,167 million was paid in cash and $14 million was paid in common shares during 2015 (2014 –$1,169 million in cash and $11 million in common shares). At December 31, 2015, $296 million in common shares was payable to shareholders on account of dividends declared on October 30, 2015 (December 31, 2014 – $295 million, including $292 million cash and $3 million common shares). Refer to Note 25 for changes to the Company’s quarterly common share dividend.

Preferred Shares

The Company is authorized to issue an unlimited number of no par value preferred shares.

Cumulative Redeemable Preferred Shares	Number of Shares	Amount ($ millions)
December 31, 2013	12,000,000	291
Series 3 issued, net of share issue costs	10,000,000	243

December 31, 2014	22,000,000	534
Series 5 issued, net of share issue costs	8,000,000	195
Series 7 issued, net of share issue costs	6,000,000	145

December 31, 2015	36,000,000	874

Cumulative Redeemable Preferred Shares Dividends ($ millions)	2015		2014
	Declared	Paid	Declared	Paid
Series 1 Preferred Shares	13	13	13	13
Series 3 Preferred Shares	12	12	—	—
Series 5 Preferred Shares	7	7	—	—
Series 7 Preferred Shares	4	4	—	—

	36	36	13	13

At December 31, 2015 and 2014, there were no Preferred Share dividends payable.

Consolidated Financial Statements 37

Holders of the Cumulative Redeemable Preferred Shares, Series 1 (the “Series 1 Preferred Shares”) are entitled to receive a cumulative quarterly fixed dividend yielding 4.45 percent annually for an initial period ending March 31, 2016, as and when declared by the Company’s Board of Directors. Thereafter, the dividend rate will be reset every five years at a rate equal to the 5-year Government of Canada bond yield plus 1.73 percent. Holders of Series 1 Preferred Shares have the right, at their option, to convert their shares into Cumulative Redeemable Preferred Shares, Series 2 (the “Series 2 Preferred Shares”), subject to certain conditions, on March 31, 2016 and on March 31 every five years thereafter. Holders of the Series 2 Preferred Shares are entitled to receive a cumulative quarterly floating rate dividend at a rate equal to the 90-day Government of Canada Treasury Bill yield plus 1.73 percent, as and when declared by the Company’s Board of Directors.

Holders of the Cumulative Redeemable Preferred Shares, Series 3 (the “Series 3 Preferred Shares”) are entitled to receive a cumulative quarterly fixed dividend yielding 4.50 percent annually for the initial period ending December 31, 2019 as and when declared by the Company’s Board of Directors. Thereafter, the dividend rate will be reset every five years at the rate equal to the five-year Government of Canada bond yield plus 3.13 percent. Holders of Series 3 Preferred Shares will have the right, at their option, to convert their shares into Cumulative Redeemable Preferred Shares, Series 4 (the “Series 4 Preferred Shares”), subject to certain conditions, on December 31, 2019 and on December 31 every five years thereafter. Holders of the Series 4 Preferred Shares will be entitled to receive cumulative quarterly floating dividends at a rate equal to the 90-day Government of Canada Treasury Bill yield plus 3.13 percent.

On March 12, 2015, the Company issued 8 million Cumulative Redeemable Preferred Shares, Series 5 (the “Series 5 Preferred Shares”) at a price of $25.00 per share for aggregate gross proceeds of $200 million, by way of a prospectus supplement dated March 5, 2015, to the Canadian Shelf Prospectus. Net proceeds after share issue costs were $195 million. Holders of the Series 5 Preferred Shares are entitled to receive a cumulative quarterly fixed dividend yielding 4.50 percent annually for the initial period ending March 31, 2020 as declared by the board of directors. Thereafter, the dividend rate will be reset every five years at the rate equal to the five-year Government of Canada bond yield plus 3.57 percent. Holders of Series 5 Preferred Shares will have the right, at their option, to convert their shares into Cumulative Redeemable Preferred Shares, Series 6 (the “Series 6 Preferred Shares”), subject to certain conditions, on March 31, 2020 and on March 31 every five years thereafter. Holders of the Series 6 Preferred Shares will be entitled to receive cumulative quarterly floating dividends at a rate equal to the 90-day Government of Canada Treasury Bill yield plus 3.57 percent.

On June 17, 2015, the Company issued 6 million Cumulative Redeemable Preferred Shares, Series 7 (the “Series 7 Preferred Shares”) at a price of $25.00 per share for aggregate gross proceeds of $150 million, by way of a prospectus supplement dated June 10, 2015, to the Canadian Shelf Prospectus. Net proceeds after share issue costs were $145 million. Holders of the Series 7 Preferred Shares are entitled to receive a cumulative fixed dividend yielding 4.60 percent annually for the initial period ending June 30, 2020 as declared by the board of directors. Thereafter, the dividend rate will be reset every five years at the rate equal to the five-year Government of Canada bond yield plus 3.52 percent. Holders of the Series 7 Preferred Shares will have the right, at their option, to convert their shares into Cumulative Redeemable Preferred Shares, Series 8 (the “Series 8 Preferred Shares”), subject to certain conditions, on June 30, 2020 and on June 30 every five years thereafter. Holders of the Series 8 Preferred Shares will be entitled to receive cumulative quarterly floating dividends at a rate equal to the 90-day Government of Canada Treasury Bill yield plus 3.52 percent.

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

Included in accounts payable and accrued liabilities and other long-term liabilities in the consolidated balance sheets at December 31, 2015 was $1 million (December 31, 2014 – $41 million) representing the estimated fair value of options outstanding. The total recovery recognized in selling, general and administrative expenses in the consolidated statements of income (loss) for the Option Plan for the year ended December 31, 2015 was $39 million (2014 – $39 million recovery). At December 31, 2015, stock options exercisable for cash had an intrinsic value of nil ( December 31, 2014 – $15 million).

Consolidated Financial Statements 38

The following options to purchase common shares have been awarded to officers and certain other employees:

Outstanding and Exercisable Options	2015		2014
	Number of Options (thousands)	Weighted Average Exercise Prices ($)	Number of Options (thousands)	Weighted Average Exercise Prices ($)
Outstanding, beginning of year	26,742	29.47	28,937	28.20
Granted(1)	5,681	25.35	6,769	33.41
Exercised for common shares	—	—	(44)	27.57
Surrendered for cash	(632)	26.65	(7,289)	27.94
Expired or forfeited	(4,170)	28.76	(1,631)	30.20

Outstanding, end of year	27,621	28.79	26,742	29.47

Exercisable, end of year	16,635	28.59	13,717	27.97

(1)	Options granted during the year ended December 31, 2015 were attributed a fair value of $2.56 per option (2014 – $4.08) at grant date.

Outstanding and Exercisable Options	Outstanding Options			Exercisable Options
Range of Exercise Price	Number of Options (thousands)	Weighted Average Exercise Prices ($)	Weighted Average Contractual Life (years)	Number of Options (thousands)	Weighted Average Exercise Prices ($)
$14.63 – $29.99	17,039	26.43	1.98	11,509	26.96
$30.00 – $36.21	10,582	32.59	2.72	5,126	32.26

December 31, 2015	27,621	28.79	2.26	16,635	28.59

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

Black-Scholes Assumptions	December 31, 2015	December 31, 2014
	Tandem Options	Tandem Options
Dividend per option	1.20	1.20
Range of expected volatilities used (percent)	24.6 - 54.8	20.9 - 61.8
Range of risk-free interest rates used (percent)	0.4 - 0.7	0.9 - 1.4
Expected life of share options from vesting date (years)	1.86	1.81
Expected forfeiture rate (percent)	9.4	9.8
Weighted average exercise price	29.03	28.90
Weighted average fair value	0.03	1.85

The expected life of the share options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the expected life of the options is indicative of future trends, which may also not necessarily be the actual outcome.

Consolidated Financial Statements 39

Performance Share Units

In February 2010, the Compensation Committee of the Board of Directors of the Company established the Performance Share Unit Plan for executive officers and certain employees of the Company. The term of each PSU is three years, and the PSU vests on the second and third anniversary dates of the grant date in percentages determined by the Compensation Committee based on the Company’s total shareholder return relative to a peer group of companies and achieving a ROCIU target set by the Company. ROCIU equals net earnings plus after tax interest expense and before impairment and select exploration charges divided by; the two-year average capital employed, less any capital invested in assets that are not in use. Upon vesting, PSU holders receive a cash payment equal to the number of vested PSUs multiplied by the weighted average trading price of the Company’s common shares for the five preceding trading days. As at December 31, 2015, the carrying amount of the liability relating to PSUs was $17 million (December 31, 2014 – $38 million). The total recovery recognized in selling, general and administrative expenses in the consolidated statements of income (loss) for the PSUs for the year ended December 31, 2015 was nil (2014 – expense of $22 million). The Company paid out $21 million (2014 - $11 million paid) for performance share units which vested in the year. The weighted average contractual life of the PSUs at December 31, 2015 was one and a half years (December 31, 2014 – two years).

The number of PSUs outstanding was as follows:

Performance Share Units	2015	2014
Beginning of year	4,159,228	2,791,875
Granted	2,374,330	2,064,100
Exercised	(775,313)	(357,628)
Forfeited	(635,619)	(339,119)

Outstanding, end of year	5,122,626	4,159,228

Vested, end of year	1,176,980	1,372,974

Earnings per Share

Earnings per Share ($ millions)	2015	2014
Net earnings (loss)	(3,850)	1,258
Effect of dividends declared on preferred shares in the year	(36)	(13)

Net earnings (loss) – basic	(3,886)	1,245
Dilutive effect of accounting for share options as equity-settled(1)	(57)	(65)

Net earnings (loss) – diluted	(3,943)	1,180

(millions)
Weighted average common shares outstanding – basic	984.1	983.6
Effect of stock dividends declared in the year	—	1.7

Weighted average common shares outstanding – diluted	984.1	985.3

Earnings (loss) per share – basic ($/share)	(3.95)	1.26
Earnings (loss) per share – diluted ($/share)	(4.01)	1.20

(1)	Stock-based compensation recovery was $39 million based on cash-settlement for the year ended December 31, 2015 (2014 – $39 million recovery). Stock-based compensation expense was $18 million based on equity-settlement for the year ended December 31, 2015 (2014 - $26 million expense). For the year ended December 31, 2015, equity-settlement of share options was considered more dilutive than the cash-settlement of share options and as such, was used to calculate earnings per share - diluted.

For the year ended December 31, 2015, 28 million tandem options (2014 – 19 million) were excluded from the calculation of diluted earnings per share as these options were anti-dilutive.

Consolidated Financial Statements 40

Note 19	Pensions and Other Post-employment Benefits

The Company currently provides defined contribution pension plans for all qualified employees and two other post-employment benefit plans to its retirees. The Company also maintains a defined benefit pension plan, which is closed to new entrants. The measurement date of all plan assets and the accrued benefit obligations was December 31, 2015. The most recent actuarial valuation was December 31, 2014 for the Canadian defined benefit plan. The most recent actuarial valuation was December 31, 2014 for the Canadian Other Post-employment benefit plan. The most recent actuarial valuation of the U.S. Other Post-employment benefit plan was January 1, 2015.

Defined Contribution Pension Plan

During the year ended December 31, 2015, the Company recognized a $44 million expense (2014 – $42 million) for the defined contribution plan and the two U.S. 401(k) plans in net earnings.

Defined Benefit Pension Plan (“DB Pension Plan”) and Other Post-employment Benefit Plans (“OPEB Plans”)

The Company has accrued the total net liability for the DB Pension Plan and the OPEB Plans in the consolidated balance sheets in other long-term liabilities as follows:

DB Pension Plan

($ millions)	December 31, 2015	December 31, 2014	December 31, 2013
Fair value of plan assets	181	180	173
Defined benefit obligation	(177)	(179)	(180)

Funded status	4	1	(7)

Net asset (liability)	4	1	(7)

Non-current asset (liability)	4	1	(7)

OPEB Plans

($ millions)	December 31, 2015	December 31, 2014	December 31, 2013
Fair value of plan assets	—	—	—
Defined benefit obligation	(180)	(143)	(109)

Funded status	(180)	(143)	(109)

Net liability	(180)	(143)	(109)

Non-current liability	(180)	(143)	(109)

The following tables summarize the experience adjustments arising on the DB Pension Plan’s and the OPEB Plans’ liabilities:

DB Pension Plan

($ millions)	2015	2014	2013
Experience adjustments arising on plan liabilities	0.1	(1.5)	0.4

OPEB Plans

($ millions)	2015	2014	2013
Experience adjustments arising on plan liabilities	16.5	(0.2)	(0.5)

Consolidated Financial Statements 41

The following tables summarize changes to the net balance sheet position and amounts recognized in net earnings and OCI for the DB Pension Plan and the OPEB Plans for the years ended December 31, 2015 and 2014:

DB Pension Plan and OPEB Plans

Net Asset (Liability)	DB Pension Plan		OPEB Plans
($ millions)	2015	2014	2015	2014
Beginning of year	1	(7)	(143)	(109)
Employer contributions	2	4	—	—
Benefit cost	(4)	(1)	(16)	(12)
Benefit paid	—	—	3	1
Remeasurements
Actuarial gain (loss) due to liability experience	—	2	(17)	—
Actuarial gain (loss) due to liability assumption changes	2	(19)	(7)	(23)
Return on plan assets (greater) less than discount rate	3	22	—	—

End of year	4	1	(180)	(143)

DB Pension Plan and OPEB Plans	DB Pension Plan		OPEB Plans
($ millions)	2015	2014	2015	2014
Amounts recognized in net earnings
Current service cost	4	2	10	7
Net Interest cost	—	1	6	5
Gain on settlement	—	(2)	—	—

Benefit cost (gain)	4	1	16	12

Remeasurements
Actuarial (gain) loss due to liability experience	—	(2)	17	—
Actuarial (gain) loss due to liability assumption changes	(2)	19	7	23
Loss (gain) on plan assets	(3)	(22)	—	—

Remeasurement effects recognized in OCI	(5)	(5)	24	23

The following tables summarize changes to the defined benefit obligation for the DB Pension Plan and the OPEB Plans:

Defined Benefit Obligation	DB Pension Plan		OPEB Plans
($ millions)	2015	2014	2015	2014
Beginning of year	179	180	143	109
Current service cost	4	2	10	7
Interest cost	7	8	6	5
Benefits paid	(11)	(10)	(3)	(1)
Gain on settlements	—	(2)	—	—
Settlements	—	(16)	—	—
Remeasurements
Actuarial (gain) loss – experience	—	(2)	17	—
Actuarial (gain) loss – demographic assumptions	—	3	—	3
Actuarial (gain) loss – financial assumptions	(2)	16	7	20
Curtailment gain	—	—	—	—

End of year	177	179	180	143

Consolidated Financial Statements 42

The following table summarizes changes to the DB Pension Plan assets during the year:

Fair Value of Plan Assets

($ millions)	2015	2014
Beginning of year	180	173
Contributions by employer	2	4
Benefits paid	(11)	(10)
Interest income	7	7
Return on plan assets greater (less) than discount rate	3	22
Settlements	—	(16)

End of year	181	180

The following long-term assumptions were used to estimate the value of the defined benefit obligations, the plan assets and the OPEB Plans:

DB Pension Plan Long-term Assumptions	Canada - DB Pension Plan
(percent)	2015	2014
Discount rate for benefit expense	3.7	4.5
Discount rate for benefit obligation	3.8	3.7
Rate of compensation expense	3.5	3.5

OPEB Plans Long-term Assumptions	OPEB Plans
(percent)	2015	2014
Discount rate for benefit expense	3.7 - 3.9	4.4 - 4.7
Discount rate for benefit obligation	4.0 - 4.1	3.7 - 3.9
Dental care escalation rate	4.5	4.5
Provincial health care premium	2.5	2.5

The average health care cost trend rate used for the benefit expense for the Canadian OPEB Plan was 6.5 percent for 2015, grading 0.5 percent per year for 3 years to 5.0 percent in 2018 and thereafter. The average health care cost trend rate used for the obligation related to the Canadian OPEB Plan was 7.0 percent for 2016, grading 0.4 percent per year for 5 years to 5.0 percent in 2021 and thereafter.

The average health care cost trend rate used for the benefit expense for the U.S. OPEB Plan was 6.8 percent for 2015, grading 0.25 percent per year for 7 years to 5.0 percent per year in 2022 and thereafter. The average health care cost trend rate used for the obligation related to the U.S. OPEB Plan was 6.5 percent for 2016, grading 0.25 percent per year for 6 years to 5.0 percent in 2022 and thereafter.

Consolidated Financial Statements 43

The medical cost trend rate assumption has a significant effect on amounts reported for the OPEB plans. A 1 percent increase or decrease in the estimated trend rate would have the following effects:

Medical Cost Trend Rate Sensitivity Analysis

($ millions)	1% increase	1% decrease
Effect on benefit cost recognized in net earnings	3.5	(2.8)
Effect on defined benefit obligation	33.1	(27.1)

During 2015, the Company contributed $2 million (2014 – $4 million) to the defined benefit pension plan assets and is expecting to contribute $2 million in 2016. Benefits of $11 million are expected to be paid in 2016.

The Company adheres to a Statement of Investment Policies and Procedures (the “Policy”). Plan assets are allocated in accordance with the long-term nature of the obligation and comprise a balanced investment based on interest rate and inflation sensitivities. The Policy explicitly prescribes diversification parameters for all classes of investment.

The composition of the DB Pension Plan assets at December 31, 2015 and 2014 was as follows:

DB Pension Plan Assets

(percent)	Target allocation range	2015	2014
Money market type funds	0 – 5	0.5	0.5
Equity securities	30 – 50	41.5	40.6
Debt securities	50 – 65	58.0	58.9

Note 20	Financial Items

Financial Items

($ millions)	2015	2014
Foreign exchange
Gains (losses) on translation of U.S. dollar denominated long-term debt	(34)	7
Gains on contribution receivable (note 11)	—	6
Gains on non-cash working capital	35	42
Other foreign exchange gains	42	26

Net foreign exchange gains	43	81

Finance income
Contribution receivable (note 11)	—	1
Interest income	—	7
Other	35	—

Finance income	35	8

Finance expenses
Long-term debt	(300)	(267)
Contribution payable (note 11)	(16)	(85)
Other	(18)	(5)

	(334)	(357)
Interest capitalized(1)	157	258

	(177)	(99)
Accretion of asset retirement obligations (note 16)	(121)	(133)
Accretion of other long-term liabilities (note 24)	—	(1)

Finance expenses	(298)	(233)

	(220)	(144)

(1)	Interest capitalized on project costs in 2015 is calculated using the Company’s annualized effective interest rate of 5 percent (2014 – 6 percent).

Consolidated Financial Statements 44

Note 21	Cash Flows – Change in Non-cash Working Capital

Non-cash Working Capital

($ millions)	2015	2014
Decrease (increase) in non-cash working capital
Accounts receivable	844	964
Inventories	570	191
Prepaid expenses	10	(76)
Accounts payable and accrued liabilities	(926)	(508)

Change in non-cash working capital	498	571

Relating to:
Operating activities	651	871
Financing activities	179	33
Investing activities	(332)	(333)

Note 22	Commitments and Contingencies

At December 31, 2015, the Company had commitments that require the following minimum future payments, which are not accrued in the consolidated balance sheets:

Minimum Future Payments for Commitments

($ millions)	Within 1 year	After 1 year but not more than 5 years	More than 5 years	Total
Operating leases	204	656	1,034	1,894
Firm transportation agreements	363	1,338	2,321	4,022
Unconditional purchase obligations(1)	2,337	4,937	1,346	8,620
Lease rentals and exploration work agreements	181	382	1,343	1,906
Obligations to fund equity investee(2)	6	228	417	651

	3,091	7,541	6,461	17,093

(1)	Includes purchase of refined petroleum products, processing services, distribution services, insurance premiums, drilling services and natural gas purchases.
(2)	Equity investee refers to the Company’s investment in Husky-CNOOC Madura Limited which is accounted for using the equity method.

The Company has income tax and royalty filings that are subject to audit and potential reassessment. The findings may impact the liabilities of the Company. The final results are not reasonably determinable at this time, and management believes that it has adequately provided for current and deferred income taxes.

The Company is involved in various claims and litigation arising in the normal course of business, including two claims with the same contractor in which the Company is both defendant and plaintiff. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favour, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings related to these and other matters would have a material adverse impact on its financial position, results of operations or liquidity.

Consolidated Financial Statements 45

Note 23	Related Party Transactions

Significant subsidiaries and jointly controlled entities at December 31, 2015 and the Company’s percentage equity interest (to the nearest whole number) are set out below:

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

The Company sells natural gas to and purchases steam from the Meridian Limited Partnership (“Meridian”), owner of the Meridian cogeneration facility, for use at the facility, Upgrader and Lloydminster ethanol plant. In addition, the Company provides facilities services and personnel for the operations of the Meridian cogeneration facility, which are primarily measured and reimbursed at cost. These transactions are related party transactions, as Meridian is an affiliate of one of the Company’s principal shareholders, and have been measured at fair value. For the year ended December 31, 2015, the amount of natural gas sales to Meridian totalled $50 million (December 31, 2014 - $78 million). For the year ended December 31, 2015, the amount of steam purchased by the Company from Meridian totalled $16 million (December 31, 2014 - $25 million). For the year ended December 31, 2015, the total cost recovery by the Company for facilities services was $17 million (December 31, 2014 - $9 million). At December 31, 2015 the Company had $2 million due from Meridian with respect to these transactions (December 31, 2014 - $2 million).

At December 31, 2015, $38 million of the May 11, 2009 7.25 percent notes were held by related parties and are included in long-term debt in the Company’s consolidated balance sheets. Mr. Canning Fok, co-chair and a director of the Company, indirectly subscribed for $3 million of the senior notes. Ace Dimension Limited subscribed for $35 million of the senior notes. These related party transactions were measured at fair market value at the date of the transactions and have been carried out on the same terms as applied with unrelated parties who purchased the senior notes pursuant to the public offering of the senior notes.

On December 7, 2010, the Company issued 28.9 million common shares at a price of $24.50 per share for total gross proceeds of $707 million in a private placement to its principal shareholders, L.F. Management and Investment S.à r.l (formerly L.F. Investments (Barbados) Limited) and Hutchison Whampoa Luxembourg Holdings S.à r.l, which was completed in conjunction with a public offering by the Company of common shares in Canada.

On June 29, 2011, the Company issued 7.4 million common shares at a price of $27.05 per share for total gross proceeds of $200 million in a private placement to its then principal shareholders, L.F. Management and Investment S.à r.l (formerly L.F. Investments (Barbados) Limited) and Hutchison Whampoa Luxembourg Holdings S.à r.l, which was completed in conjunction with a public offering by the Company of common shares.

The Company defines its key management as the officers and executives within the executive department of the Company. The amounts disclosed in the table below are the amounts recognized as an expense during the reporting period related to key management personnel:

Compensation of Key Management Personnel

($ millions)	2015	2014
Short-term employee benefits(1)	15	18
Stock-based compensation(2)	8	10

	23	28

(1)	Short-term employee benefits are comprised of salary and benefits earned during the year, plus cash bonuses awarded during the year. Annual bonus awards settled in shares are included in stock-based compensation expense.
(2)	Stock-based compensation expense represents the cost to the Company for participation in share-based payment plans.

Consolidated Financial Statements 46

Note 24	Financial Instruments and Risk Management

Financial Instruments

The Company’s financial instruments include cash and cash equivalents, accounts receivable, restricted cash, accounts payable and accrued liabilities, short-term debt, long-term debt, contribution payable, derivatives, long-term income tax receivable, portions of other assets and other long-term liabilities.

The following table summarizes the Company’s financial instruments that are carried at fair value in the Consolidated Balance Sheets:

Financial Instruments at Fair Value

($ millions)	December 31, 2015	December 31, 2014
Commodity contracts - fair value through profit or loss (“FVTPL”)
Natural gas(1)	6	(5)
Crude oil(2)	8	4
Foreign currency contracts - FVTPL
Foreign currency forwards	—	(1)
Other assets - FVTPL	2	2
Contingent consideration	—	(40)
Hedge of net investment(3)(4)	(940)	(353)

End of year	(924)	(393)

(1)	Natural gas contracts includes a $14 million decrease at December 31, 2015 (December 31, 2014 - $12 million decrease ) to the fair value of held-for-trading inventory, recognized in the Consolidated Balance Sheets, related to third party physical purchase and sale contracts for natural gas held in storage. Total fair value of the related natural gas storage inventory was $67 million at December 31, 2015 (December 31, 2014 - $87 million).
(2)	Crude oil contracts includes a $6 million decrease at December 31, 2015 (December 31, 2014 - $21 million decrease) to the fair value of held-for-trading inventory, recognized in the Consolidated Balance Sheets, related to third party crude oil physical purchase and sale contracts. Total fair value of the related crude oil inventory was $190 million at December 31, 2015 (December 31, 2014 - $199 million)
(3)	Hedging instruments are presented net of tax.
(4)	Represents the translation of the Company’s U.S. denominated long-term debt designated as a hedge of the Company’s net investment in its U.S. refining operations.

The Company’s other financial instruments that are not related to derivatives, contingent consideration or hedging activities are included in cash and cash equivalents, accounts receivable, restricted cash, accounts payable and accrued liabilities, short-term debt, long-term debt, contribution payable, long-term income tax receivable and portions of other assets and other long-term liabilities. These financial instruments are classified as loans and receivables or other financial liabilities and are carried at amortized cost. Excluding long-term debt, the carrying values of these financial instruments and cash and cash equivalents approximate their fair values.

The fair value of long-term debt represents the present value of future cash flows associated with the debt. Market information, such as treasury rates and credit spreads, are used to determine the appropriate discount rates. These fair value determinations are compared to quotes received from financial institutions to ensure reasonability. The estimated fair value of long-term debt at December 31, 2015 was $5.6 billion (December 31, 2014 – $4.8 billion).

The estimation of the fair value of commodity derivatives and held-for-trading inventories incorporates exit prices and adjustments for quality and location. The estimation of the fair value of interest rate and foreign currency derivatives incorporates forward market prices, which are compared to quotes received from financial institutions to ensure reasonability. The estimation of the fair value of the net investment hedge incorporates foreign exchange rates and market interest rates from financial institutions. All financial assets and liabilities are classified as Level 2 measurements. The Company’s contingent consideration payments, previously classified as Level 3 measurements, were fully settled during 2015. During the year ended December 31, 2015, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

Consolidated Financial Statements 47

Contingent consideration payments, based on the average differential between heavy and synthetic crude oil prices, were classified as Level 3 fair value measurements and included in accounts payable and accrued liabilities and other long-term liabilities. The fair value of the contingent consideration was determined through forecasts of synthetic crude oil volumes, crude oil prices and forward price differentials deemed specific to the Company’s Upgrader. A reconciliation of changes in the fair value of contingent consideration is provided below:

Contingent consideration

($ millions)	2015	2014
Beginning of year	40	60
Accretion (note 20)	—	1
Upside interest payment	(30)	(32)
Increase (decrease) on revaluation(1)	(10)	11

End of year	—	40

(1)	Revaluation of the contingent consideration liability is recorded in other – net in the Consolidated Statements of Income (loss).

Risk Management Overview

The Company is exposed to risks related to the volatility of commodity prices, foreign exchange rates and interest rates. It is also exposed to financial risks related to liquidity and credit and contract risks. In certain instances, the Company uses derivative instruments to manage the Company’s exposure to these risks. Derivative instruments are recorded at fair value in accounts receivable, inventory, other assets and accounts payable and accrued liabilities in the Consolidated Balance Sheets. The Company has crude oil and natural gas inventory held in storage related to commodity price risk management contracts that is recognized at fair value. The Company employs risk management strategies and policies to ensure that any exposures to risk are in compliance with the Company’s business objectives and risk tolerance levels.

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

A change in the value of the Canadian dollar against the U.S. dollar will also result in an increase or decrease in the Company’s U.S. dollar denominated debt, as expressed in Canadian dollars, as well as the related finance expense. In order to mitigate the Company’s exposure to long-term debt affected by the U.S./Canadian dollar exchange rate, the Company may enter into cash flow hedges using cross currency debt swap arrangements. In addition, the Company’s U.S. dollar denominated debt has been designated as a hedge of a net investment in a foreign operation that has a U.S. dollar functional currency. The unrealized foreign exchange loss related to this hedge is recorded in OCI.

Consolidated Financial Statements 48

At December 31, 2015, the Company had designated U.S. 3.2 billion denominated debt as a hedge of the Company’s net investment in its U.S. refining operations (December 31, 2014 – U.S. 2.9 billion). For the year ended December 31, 2015, the unrealized loss arising from the translation of the debt was $587 million (2014 – unrealized loss of $260 million), net of tax recovery of $92 million (2014 – recovery of $39 million), which were recorded in hedge of net investment within other comprehensive income.

Interest Rate Risk Management

Interest rate risk is the impact of fluctuating interest rates on earnings, cash flows and valuations. To mitigate risk related to interest rates, the Company may enter into fair value hedges using interest rate swaps. At December 31, 2015, the balance in long-term debt related to deferred gains resulting from unwound interest rate swaps that had previously been designated as a fair value hedge was $4 million (December 31, 2014 – $26 million). The amortization of the accrued gain upon terminating the interest rate swaps resulted in an offset to finance expenses of $22 million for the year ended December 31, 2015 (December 31, 2014 – $24 million).

At December 31, 2015, the balance in other reserves related to the accrued gain from unwound forward starting interest rate swaps designated as a cash flow hedge was $20 million (December 31, 2014 – $23 million), net of tax of $7 million (December 31, 2014 – net of tax of $8 million). The amortization of the accrued gain upon settling the interest rate swaps resulted in an offset to finance expense of $3 million for the year ended December 31, 2015 (December 31, 2014 – $3 million).

iii)	Earnings Impact of Market Risk Management Contracts

The gains (losses) recognized on other risk management positions for the years ended December 31, 2015 and 2014 are set out below:

	2015
Earnings Impact ($ millions)	Marketing and Other	Other – Net	Net Foreign Exchange
Commodity Price
Natural gas	11	—	—
Crude oil	4	—	—

	15	—	—

Foreign Currency
Foreign currency forwards(1)	—	1	(28)

	15	1	(28)

(1)	Unrealized gains or losses from short-dated foreign currency forwards are included in other – net, while realized gains or losses are included in net foreign exchange gains in the consolidated statements of income (loss).

	2014
Earnings Impact ($ millions)	Marketing and Other	Other – Net	Net Foreign Exchange
Commodity Price
Natural gas	(37)	—	—
Crude oil	(37)	—	—

	(74)	—	—

Foreign Currency
Foreign currency forwards(1)	—	(1)	(47)

	(74)	(1)	(47)

(1)	Unrealized gains or losses from short-dated foreign currency forwards are included in other – net, while realized gains or losses are included in net foreign exchange gains in the consolidated statements of income (loss).

Consolidated Financial Statements 49

Offsetting Financial Assets and Liabilities

The tables below outline the financial assets and financial liabilities that are subject to set-off rights and related arrangements, and the effect of those rights and arrangements on the consolidated balance sheets:

	As at December 31, 2015
Offsetting Financial Assets and Liabilities ($ millions)	Gross Amount	Amount Offset	Net Amount
Financial Assets
Financial derivatives	87	(37)	50
Normal purchase and sale agreements	353	(122)	231

End of year	440	(159)	281

Financial Liabilities
Financial derivatives	(108)	48	(60)
Normal purchase and sale agreements	(368)	68	(300)

End of year	(476)	116	(360)

	As at December 31, 2014
Offsetting Financial Assets and Liabilities ($ millions)	Gross Amount	Amount Offset	Net Amount
Financial Assets
Financial derivatives	264	(222)	42
Normal purchase and sale agreements	1,078	(616)	462

End of year	1,342	(838)	504

Financial Liabilities
Financial derivatives	(17)	11	(6)
Normal purchase and sale agreements	(588)	219	(369)

End of year	(605)	230	(375)

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

Commodity Price Risk(1)

($ millions)	10% price increase	10% price decrease
Crude oil price	36	(36)
Natural gas price	(6)	6

Foreign Exchange Rate(2)

($ millions)	Canadian dollar $0.01 increase	Canadian dollar $0.01 decrease
U.S. dollar per Canadian dollar	(1)	1

(1)	Based on average crude oil and natural gas market prices as at December 31, 2015.
(2)	Based on the U.S./Canadian dollar exchange rate as at December 31, 2015.

Consolidated Financial Statements 50

b)	Financial Risk

i)	Liquidity Risk Management

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price. The Company’s processes for managing liquidity risk include ensuring, to the extent possible, that it has access to multiple sources of capital including cash and cash equivalents, cash from operating activities, undrawn credit facilities and capability to raise capital from various debt and equity capital markets under its shelf prospectuses. The Company prepares annual capital expenditure budgets, which are monitored and updated as required. In addition, the Company requires authorizations for expenditures on projects, which assists with the management of capital.

Since the Company operates in the Upstream oil and gas industry, it requires significant cash to fund capital programs necessary to maintain or increase production, develop reserves, acquire strategic oil and gas assets and repay maturing debt. The Company’s upstream capital programs are funded principally by cash provided from operating activities and issuances of debt and equity. During times of low oil and gas prices, a portion of capital programs can generally be deferred. However, due to the long cycle times and the importance to future cash flow of maintaining the Company’s production, it may be necessary to utilize alternative sources of capital to continue the Company’s strategic investment plan during periods of low commodity prices. As a result, the Company frequently evaluates the options available with respect to sources of short and long-term capital resources. Occasionally, the Company will economically hedge a portion of its production to protect cash flow in the event of commodity price declines.

The Company had the following available credit facilities as at December 31, 2015:

Credit Facilities

($ millions)	Available	Unused
Operating facilities(1) (note 12)	645	429
Syndicated bank facilities(2) (note 14)	4,000	2,781

End of year	4,645	3,210

(1)	Consists of demand credit facilities.
(2)	Commercial paper outstanding is supported by the Company’s Syndicated credit facilities.

In addition to the credit facilities listed above, the Company had unused capacity under the Canadian Shelf Prospectus of $1.9 billion and unused capacity under the U.S Shelf Prospectus and related U.S registration statement of U.S. $3.0 billion. The ability of the Company to raise additional capital utilizing these prospectuses is dependent on market conditions.

The Company believes it has sufficient funding through the use of these facilities and access to the capital markets to meet its future capital requirements.

The following are the contractual maturities of the Company’s financial liabilities (other than commitments disclosed in Note 22) as at December 31, 2015:

Contractual Maturities of Financial Liabilities

($ millions)	2016	2017	2018	2019	2020	Thereafter
Accounts payable and accrued liabilities	2,527	—	—	—	—	—
Other long-term liabilities	31	32	27	25	22	160
Long-term debt	277	415	499	1,453	400	3,015

ii)	Credit and Contract Risk Management

Credit and contract risk represent the financial loss that the Company would suffer if a counterparty in a transaction fails to meet its obligations in accordance with the agreed terms. The Company actively manages its exposure to credit and contract execution risk from both a customer and a supplier perspective. The Company’s accounts receivables are broad based with customers in the energy industry and midstream and end user segments and are subject to normal industry risks. The Company’s policy to mitigate credit risk includes granting credit limits consistent with the financial strength of the counterparties and customers, requiring financial assurances as deemed necessary, reducing the amount and duration of credit exposures and close monitoring of all accounts. The Company had one external customer that constituted more than 10 percent of gross revenues during the years ended December 31, 2015 and December 31, 2014. Sales to this customer were approximately $2,868 million for the year ended December 31, 2015 (2014 - $3,766 million).

Consolidated Financial Statements 51

Cash and cash equivalents include cash bank balances and short-term deposits maturing in less than three months. The Company manages the credit exposure related to short-term investments by monitoring exposures daily on a per issuer basis relative to predefined investment limits.

The carrying amounts of cash and cash equivalents, accounts receivable and restricted cash represent the Company’s maximum credit exposure.

The Company’s accounts receivable was aged as follows at December 31, 2015:

Accounts Receivable Aging

($ millions)	December 31, 2015
Current	682
Past due (1 – 30 days)	307
Past due (31 – 60 days)	17
Past due (61 – 90 days)	3
Past due (more than 90 days)	36
Allowance for doubtful accounts	(31)

1,014

The Company recognizes a valuation allowance when collection of accounts receivable is in doubt. Accounts receivable are impaired directly when collection of accounts receivable is no longer expected. For the year ended December 31, 2015, the Company wrote off $7 million (2014 – $1 million) of uncollectible receivables.

Note 25	Capital Disclosures

The Company’s objectives when managing capital are to maintain a flexible capital structure, which optimizes the cost of capital at acceptable risk, and to maintain investor, creditor and market confidence to sustain the future development of the business. The Company manages its capital structure and makes adjustments as economic conditions and the risk characteristics of its underlying assets change. The Company considers its capital structure to include shareholders’ equity and debt which was $23.3 billion as at December 31, 2015 (December 31, 2014 – $25.9 billion). To maintain or adjust the capital structure, the Company may, from time to time, issue shares, raise debt and/or adjust its capital spending to manage its current and projected debt levels.

The Company monitors its capital structure and financing requirements using, among other things, non-GAAP financial metrics consisting of debt to cash flow from operations and debt to capital employed. Debt to cash flow from operations is defined as total debt divided by cash flow from operations which is equal to net earnings plus items not affecting cash which include accretion, depletion, depreciation, amortization and impairment, inventory write-downs to net realizable value, exploration and evaluation expenses, deferred income taxes (recoveries), foreign exchange (gain) loss, stock-based compensation, loss (gain) on sale of property, plant, and equipment and other non-cash items. Debt to capital employed is defined as long-term debt, long-term debt due within one year, and short-term debt divided by the two year average capital employed which is equal to long-term debt, long-term debt due within one year, short-term debt and shareholders’ equity.

The Company’s objective is to maintain a debt to capital employed target of less than 25 percent and a debt to cash flow from operations ratio of less than 1.5 times. At December 31, 2015, debt to capital employed was 28.9 percent (December 31, 2014 – 20 percent) and debt to cash flow from operations was 2.0 times (December 31, 2014 – 1.0 times) exceeding the Company’s targets. The increase in the Company’s debt to capital and debt to cash flow from operations ratios as at December 31, 2015 reflects the impact of sharp declines in global crude oil and North American natural gas benchmark pricing in the year which resulted in significantly lower cash flow from operations compared to 2014 and the weakening of the Canadian dollar which impacted the translation of the Company’s U.S. denominated long-term debt. The Company has taken measures to strengthen its financial position and navigate through this commodity down cycle including but not limited to a reduction of 2016 budgeted capital spending, the suspension of the common share quarterly dividend, the continued transition to low sustaining capital projects and the planned disposition of select midstream and legacy Western Canada Upstream assets. To facilitate the management of these ratios, the Company prepares annual budgets, which are updated depending on varying factors such as general market conditions and successful capital deployment. The annual budget is approved by the Board of Directors.

Consolidated Financial Statements 52

The Company’s share capital is not subject to external restrictions; however, the syndicated credit facilities include a leverage covenant used to assess the Company’s financial strength. The covenant is calculated as long-term debt including current portion net of certain adjusting items specified in the agreement divided by earnings (loss) from operating activities before DD&A net of certain adjusting items specified in the agreement. The Company was in compliance with the syndicated credit facility covenants at December 31, 2015 and assesses the risk of non-compliance to be low. If the Company does not comply with the covenants under the syndicated credit facilities, there is the risk that repayment could be accelerated.

There were no changes in the Company’s approach to capital management from the previous year.

Note 26	Government Grants

The Company has government assistance programs in place where it receives funding based on ethanol production and sales from the Lloydminster and Minnedosa ethanol plants from the Department of Natural Resources and the Government of Manitoba. Applications for funding are submitted quarterly. During 2015, the Company received $21 million (2014 – $33 million) under these programs. The grants are accrued for operational purposes and have been recorded as revenues in the consolidated statements of income (loss). The programs expired in 2015.

Note 27	Production, Operating and Transportation and Selling, General and Administrative Expenses

The following tables summarizes production, operating and transportation expenses in the consolidated statements of income (loss) for the years ended December 31, 2015 and 2014:

($ millions)	2015	2014
Services and support costs	1,144	1,281
Salaries and benefits	626	603
Materials, equipment rentals and leases	298	200
Energy and utility	450	616
Licensing fees	251	211
Transportation	62	53
Other	163	155

	2,994	3,119

The following table summarizes selling, general and administrative expenses in the consolidated statements of income (loss) for the years ended December 31, 2015 and 2014:

($ millions)	2015	2014
Employee costs(1)	251	318
Stock based compensation(2)	(39)	(17)
Contract services	77	102
Equipment rentals and leases	31	29
Maintenance and other	22	30

	342	462

(1)	Employee costs are comprised of salary and benefits earned during the year, plus cash bonuses awarded during the year. Annual bonus awards settled in shares are included in stock-based compensation expense.
(2)	Stock-based compensation expense (recovery) represents the cost to the Company for participation in share-based payment plans.

Consolidated Financial Statements 53

Document C

Form 40-F

Management’s Discussion and Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.0	Financial Summary

1.1	Financial Position

1.2	Financial Performance

(1)	Debt to capital employed, debt to cash flow from operations and adjusted net earnings are non-GAAP measures. Adjusted net earnings was redefined in the third quarter of 2015 to equal net earnings before after-tax property, plant and equipment impairment, goodwill impairment, exploration and evaluation asset write-downs and inventory write-downs. Prior periods have been revised to conform with the current period presentation. Refer to Section 11.3.

1.3	Total Shareholder Returns

The following graph shows the total shareholder returns compared with the Standard and Poor’s (“S&P”) and the Toronto Stock Exchange (“TSX”) energy and composite indices.

Management’s Discussion and Analysis 2015

1.4	Selected Annual Information

($ millions, except where indicated)	2015	2014	2013
Gross revenues and Marketing and other	16,801	25,122	24,181
Net earnings (loss) by business segment
Upstream	(4,254)	1,106	1,244
Downstream	660	363	830
Corporate	(256)	(211)	(245)

Net earnings (loss)	(3,850)	1,258	1,829

Net earnings (loss) per share – basic	(3.95)	1.26	1.85
Net earnings (loss) per share – diluted	(4.01)	1.20	1.85
Adjusted net earnings(1)	165	2,019	2,040
Cash flow from operations(1)	3,329	5,535	5,222
Ordinary dividends per common share(2)	0.90	1.20	1.20
Dividends per cumulative redeemable preferred share, series 1	1.11	1.11	1.11
Dividends per cumulative redeemable preferred share, series 3	1.19	—	—
Dividends per cumulative redeemable preferred share, series 5	0.90	—	—
Dividends per cumulative redeemable preferred share, series 7	0.62	—	—
Total assets	33,056	38,848	36,904
Short-term debt	720	895	—
Long-term debt including current portion	6,036	4,397	4,119
Total debt(3)	6,756	5,292	4,119
Cash and cash equivalents	70	1,267	1,097

(1)	Adjusted net earnings and cash flow from operations are non-GAAP measures. Adjusted net earnings was redefined in the third quarter of 2015 to equal net earnings before after-tax property, plant and equipment impairment, goodwill impairment, exploration and evaluation asset write-downs and inventory write-downs. Prior periods have been revised to conform with the current period presentation. Refer to Section 11.3 for a reconciliation to the GAAP measures.
(2)	Dividends declared for the third quarter of 2015 were issued in the form of common shares. The quarterly common share dividend was suspended for the fourth quarter of 2015.
(3)	Total debt includes short-term debt and long-term debt including current portion.

2.0	Husky Business Overview

Husky Energy Inc. (“Husky” or the “Company”) is one of Canada’s largest integrated energy companies and is based in Calgary, Alberta. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “HSE” and the Cumulative Redeemable Preferred Shares Series 1, Series 3, Series 5 and Series 7 are listed under the symbols, “HSE.PR.A”, “HSE.PR.C”, “HSE.PR.E” and “HSE.PR.G”, respectively. The Company operates in Western Canada, the United States, the Asia Pacific Region and the Atlantic Region within Upstream and Downstream business segments. Husky’s balanced growth strategy focuses on consistent execution, disciplined financial management and safe and reliable operations.

2.1	Upstream

Upstream includes exploration for, and development and production of, crude oil, bitumen, natural gas and natural gas liquids (“NGL”) (Exploration and Production) and marketing of the Company’s and other producers’ crude oil, natural gas, NGL, sulphur and petroleum coke, pipeline transportation, the blending of crude oil and natural gas, and storage of crude oil, diluent and natural gas (Infrastructure and Marketing). Infrastructure and Marketing markets and distributes products to customers on behalf of Exploration and Production and is grouped in the Upstream business segment based on the nature of its interconnected operations. The Company’s Upstream operations are located primarily in Western Canada, offshore East Coast of Canada, offshore China and offshore Indonesia.

Profile and highlights of the Upstream segment include:

Heavy Oil

•	Heavy oil thermal portfolio with production of approximately 48,400 bbls/day in 2015, compared to 43,800 bbls/day in 2014, and expected to increase to approximately 80,000 bbls/day by the end of 2016;

•	First oil was achieved at the Rush Lake heavy oil thermal development in the third quarter of 2015. In addition, the Company announced the sanctioning of a second 10,000 bbls/day heavy oil thermal development, Rush Lake 2, in November 2015;

•	Construction continued at the two 10,000 bbls/day Edam East and Vawn and the 4,500 bbls/day Edam West heavy oil thermal developments. First production is expected from Edam East in the second quarter of 2016 and from Vawn and Edam West in the third quarter of 2016;

•	Development of the newly identified Colony formation commenced in 2015 at the Tucker thermal project in the Cold Lake region, which has similar characteristics to heavy oil thermal reservoirs in the Lloydminster region. First steam commenced in the first quarter of 2016 with first production expected in the second quarter; and

•	Three additional 10,000 bbls/day heavy oil thermal developments have been identified in the Lloydminster region for development.

Management’s Discussion and Analysis 2015

Asia Pacific Region

•	The Liwan Gas Project, the first deepwater development offshore China, consists of three deepwater natural gas fields: Liwan 3-1, Liuhua 34-2 and Liuhua 29-1. Combined gross production from the Liwan 3-1 and Liuhua 34-2 gas fields increased during 2015 with natural gas production averaging 286 mmcf/day and NGL production averaging 14.6 mbbls/day. Negotiations for the sale of gas and liquids from Liuhua 29-1, the third deepwater field, are being pursued together with China National Offshore Oil Corporation (“CNOOC”). Husky holds a 49 percent working interest in the production sharing contract (“PSC”) at the Liwan Gas Project and operates the deepwater infrastructure;

•	Husky holds a 40 percent working interest in the Wenchang oil field, located in the Pearl River Mouth Basin approximately 400 kilometres southwest of the Hong Kong Special Administrative Region. The PSC is due to expire in the third quarter of 2017;

•	Husky holds a 40 percent working interest in a joint venture company that holds the PSC for the Madura Strait Block covering approximately 622,000 acres, offshore East Java, south of Madura Island, Indonesia, and is focused on the development of the BD, MDA, MBH and MDK fields. The liquids-rich BD field is the first gas development Husky is advancing in the region and remains on target for first production in the 2017 timeframe. In November 2015, the Company sanctioned the development of the MDA, MBH and MDK gas fields having secured the Gas Sales Agreement for the first tranche of gas from the MDA and MBH fields development. Combined net sales volumes from the BD, MDA, MBH and MDK fields are expected to be about 100 mmcf/day of gas and 2,400 boe/day of associated NGL once fully ramped up. Production from the MDA, MBH and MDK gas fields is expected in the 2018 - 2019 timeframe;

•	Longer term, the Company has four other discoveries in the Madura Straight Block that are under evaluation for development;

•	Husky has a 100 percent interest in the rights to the Anugerah exploration block covering approximately two million acres. The Anugerah exploration block is located in the East Java Basin, Indonesia approximately 150 kilometres east of the Madura Strait Block;

•	Husky and its joint venture partner CPC Corporation have rights to an exploration block in the South China Sea covering approximately 10,000 square kilometres located 100 kilometres southwest of the island of Taiwan. Husky holds a 75 percent working interest during exploration, while CPC Corporation has the right to participate in the development program up to a 50 percent interest; and

•	During 2015, Husky signed a PSC for an exploration block offshore China. The 15/33 block covers approximately 155 square kilometres and is located in the Pearl River Mouth Basin in the South China Sea, approximately 140 kilometres southeast of the Hong Kong Special Administrative Region, in water depths of approximately 80—100 metres. Husky is the operator of the block during the exploration phase, with a working interest of 100 percent. In the event of a commercial discovery, its partner CNOOC may assume a working interest of up to 51 percent during the development and production phase. Exploration cost recovery from production would be allocated to Husky.

Oil Sands

•	The Sunrise Energy Project, a multiple stage in-situ oil sands project, achieved first oil on Phase 1 in March 2015. Gross production from the Sunrise Energy Project is continuing to ramp-up, averaging 14,200 bbls/day (7,100 bbls/day net Husky share) in the fourth quarter of 2015, and is expected to increase to 60,000 bbls/day (30,000 bbls/day net Husky share) around the end of 2016. The Sunrise Energy Project uses proven steam-assisted gravity drainage (“SAGD”) technology, keeping site disturbance to a minimum. Regulatory approval is in place to expand the project to 200,000 bbls/day (100,000 bbls/day net Husky share); and

•	In addition to the Sunrise Energy Project, Husky has an extensive portfolio of undeveloped oil sands leases, encompassing in excess of net 2,400 square kilometres in Alberta.

Atlantic Region

•	Husky is the operator of the White Rose field with a 72.5 percent working interest in the core field and a 68.875 percent working interest in satellite tiebacks, including the North Amethyst, West White Rose and South White Rose extensions. Husky has a 13 percent non-operated interest in the Terra Nova oil field;

•	Production commenced in the year from the first two development wells at the South White Rose extension and reached peak rates of 15,000 bbls/day net to Husky in September 2015;

•	The Company has secured the drilling rig Henry Goodrich for a two-year drilling program focusing on development drilling at the White Rose field and satellite extensions. This includes activities at the South White Rose extension and North Amethyst field and near-field exploration. The rig is expected to arrive in mid-2016; and

•	Husky has a 35 percent interest in three discoveries in the Flemish Pass Basin: Bay Du Nord, Mizzen and Harpoon. The offshore exploration and development program in the Atlantic Region is primarily focused on the Jeanne d’Arc Basin and the Flemish Pass Basin.

Western Canada Conventional and Resource Plays

•	Large position in Western Canada oil and liquids-rich natural gas resource plays of approximately 1.8 million net acres;

•	Expertise and experience exploring and developing the natural gas potential in the Alberta Deep Basin, Foothills and northwest plains of Alberta and British Columbia; and

•	Crude oil producing properties in Western Canada that continue to produce with existing technology and have responded well to increasingly sophisticated techniques, such as horizontal drilling and enhanced oil recovery techniques.

Management’s Discussion and Analysis 2015

Infrastructure and Marketing

•	Extensive integrated heavy oil pipeline systems in the Lloydminster producing region;

•	The Hardisty terminal expansion project which was completed in 2015 and included multiple initiatives to increase pipeline connectivity, blending capacity and product storage to support upstream production growth and provide additional flexibility in marketing the Company’s products. In addition, construction is ongoing for the expansion of the Saskatchewan Gathering System which will accommodate production from the Company’s heavy oil thermal developments; and

•	The Infrastructure and Marketing business manages the sale and transportation of the Company’s Upstream and Downstream production and third-party commodity trading volumes through access to capacity on third-party pipelines and storage facilities in both Canada and the United States.

2.2	Downstream

Downstream includes upgrading of heavy crude oil feedstock into synthetic crude oil (Upgrading) in Canada, refining in Canada of crude oil, marketing of refined petroleum products including gasoline, diesel, ethanol blended fuels, asphalt and ancillary products, and production of ethanol (Canadian Refined Products) and refining in the U.S. of primarily crude oil to produce and market gasoline, jet fuel and diesel fuels that meet U.S. clean fuels standards (U.S. Refining and Marketing). Upgrading, Canadian Refined Products and U.S. Refining and Marketing all process and refine natural resources into marketable products and therefore, were grouped together as the Downstream business segment due to the similar nature of their products and services.

Profile and highlights of the Downstream segment include:

Upgrading

•	Heavy oil upgrading facility located in Lloydminster, Saskatchewan with a throughput capacity of 82 mbbls/day.

Canadian Refined Products

•	Largest marketer of paving asphalt in Western Canada with a 29 mbbls/day capacity asphalt refinery located in Lloydminster, Alberta integrated with the local heavy oil production, transportation and upgrading infrastructure;

•	Largest producer of ethanol in Western Canada with a combined 260 million litres per year of capacity at plants located in Lloydminster, Saskatchewan and Minnedosa, Manitoba;

•	Refinery at Prince George, British Columbia with throughput capacity of 12 mbbls/day producing low sulphur gasoline and ultra low sulphur diesel; and

•	Major regional motor fuel marketer with 485 retail marketing locations as at December 31, 2015, including bulk plants and travel centres with strategic land positions in Western Canada and Ontario. During 2015, the Company and Imperial Oil entered into a contractual agreement to create a single expanded truck transport network of approximately 160 sites. The agreement is subject to regulatory approval by Canada’s Competition Bureau and other closing conditions.

U.S. Refining and Marketing

•	Refinery in Lima, Ohio with a gross crude oil throughput capacity of 160,000 bbls/day and operating capacity of 135,000 – 155,000 bbls/day on its current crude slate. The Company is proceeding with the initial stages of a crude oil flexibility project designed to improve reliability at the facility and allow for the processing of up to 40,000 bbls/day of heavy crude oil feedstock from Western Canada. The crude oil flexibility project will allow the Refinery to swing between light and heavy crude oil feedstock; and

•	A 50 percent interest in the BP-Husky Refinery in Toledo, Ohio with a nameplate capacity of 160,000 bbls/day and operating capacity of 135,000 – 145,000 bbls/day on its current crude slate. A feedstock optimization project was recently sanctioned by the joint arrangement partners which is designed to improve the Refinery’s ability to process crude oils with a high content of naphthenic acids (“Hi-TAN”). Targeted completion of the required metallurgy changes will be performed during the Refinery’s turnaround starting in the second quarter of 2016. Once the upgrades are complete, the Refinery will have the ability to process up to an additional 35,000 bbls/day of Hi-TAN crude. The Refinery’s overall nameplate capacity will remain at 160,000 bbls/day.

Management’s Discussion and Analysis 2015

3.0	The 2015 Business Environment

Husky’s operations are significantly influenced by domestic and international business environment factors including, but not limited to the following:

•	The imbalance between global crude oil supply and demand, led primarily by the growth in U.S. unconventional and the Organization of the Petroleum Exporting Countries (“OPEC”) production, lower economic growth forecasts from emerging markets and corresponding growth in global crude oil inventories, resulted in the continued weakness of key crude oil benchmarks in 2015;

•	The substantial supply of natural gas in North America, resulting largely from technological advances in horizontal drilling and hydraulic fracturing which have unlocked significant reserves that were not economical under previously applied extraction methods, resulted in the continued weakness of North American natural gas benchmark prices in 2015;

•	The weakening of the Canadian dollar in relation to the U.S. dollar;

•	Reduced production growth from the Western Canadian oil sands resulting from lower benchmark crude oil prices;

•	Industry advancement in alternative and improved extraction methods have rapidly evolved in North American and international onshore and offshore activity;

•	A continuing emphasis on environmental, health and safety, enterprise risk management, resource sustainability and corporate social responsibility;

•	Transportation constraints on crude oil produced in Western Canada. The oil and gas industry continues to work with stakeholders to develop a strong network of transportation infrastructure including pipelines, rail, marine and trucks. The development of a strong infrastructure network continues to be an important challenge for the industry in order to obtain market access for the growing supply of crude oil from the Western Canadian oil sands;

•	A new climate change policy in Alberta that includes: an accelerated phase-out of coal, a new carbon pricing approach, a cap on total oil sands emissions and a methane gas emissions reduction plan. Details of the new policy are expected to be finalized in 2016;

•	A new international climate change agreement, known as the Paris Agreement, was signed by Canada along with 195 other countries during 2015;

•	In early 2016, the Alberta government adopted the recommendation of its Royalty Review Panel. The new royalty framework preserves the existing royalty structure and rates for oil sands. It also creates a harmonized royalty formula for crude oil, natural gas and NGL that emulates a revenue minus cost system. The new rates will be calibrated to match rates of returns that could be expected under the existing system. The royalty changes will take effect in 2017 and only apply to new wells. Royalties on existing wells will remain in place for 10 years;

•	An increase in the Alberta provincial corporate tax rate during 2015 from 10 to 12 percent;

•	Economic conditions remain uncertain as national indebtedness among countries and other factors continue to impact global GDP growth; and

•	Continued global economic uncertainty has led to a tightening of investment from historical norms, creating greater competition among companies within capital markets and postponement of various capital projects.

Major business factors are considered in the formulation of Husky’s short and longer term business strategy.

The Company is exposed to a number of risks inherent to the exploration, development, production, marketing, transportation, storage and sale of crude oil, liquids-rich natural gas and related products. For a discussion on Risk and Risk Management, see Section 7.0 and the 2015 Annual Information Form.

Commodity prices, refining crack spreads and foreign exchange rates are some of the most significant factors that affect the results of Husky’s operations. The following average benchmarks have been provided to assist in understanding the Company’s financial results.

Management’s Discussion and Analysis 2015

Average Benchmarks

Average Benchmarks Summary		2015	2014
WTI crude oil(1)	(U.S. $/bbl)	48.80	93.00
Brent crude oil(2)	(U.S. $/bbl)	52.46	98.99
Light sweet at Edmonton	($/bbl)	57.21	94.57
Daqing(3)	(U.S. $/bbl)	49.26	98.18
Western Canada Select at Hardisty(4)	(U.S. $/bbl)	35.28	73.60
Lloyd heavy crude oil at Lloydminster	($/bbl)	39.15	73.28
WTI/Lloyd crude blend differential	(U.S. $/bbl)	13.43	19.41
Condensate at Edmonton	(U.S. $/bbl)	47.36	92.95
NYMEX natural gas(5)	(U.S. $/mmbtu)	2.66	4.42
NIT natural gas	($/GJ)	2.62	4.19
Chicago Regular Unleaded Gasoline	(U.S. $/bbl)	67.11	106.70
Chicago Ultra-low Sulphur Diesel	(U.S. $/bbl)	68.02	117.17
Chicago 3:2:1 crack spread	(U.S. $/bbl)	18.62	17.28
U.S./Canadian dollar exchange rate	(U.S. $)	0.783	0.906
Canadian Equivalents(6)
WTI crude oil	($/bbl)	62.32	102.65
Brent crude oil	($/bbl)	67.00	109.26
Western Canada Select at Hardisty	($/bbl)	45.06	81.24
WTI/Lloyd crude blend differential	($/bbl)	17.15	21.42
NYMEX natural gas	($/mmbtu)	3.40	4.88

(1)	Calendar Month Average of settled prices for West Texas Intermediate at Cushing, Oklahoma.
(2)	Calendar Month Average of settled prices for Dated Brent.
(3)	Calendar Month Average of settled prices for Daqing.
(4)	Western Canadian Select is a heavy blended crude oil, comprised of conventional and bitumen crude oils, blended with diluent, which terminals at Hardisty, Alberta. Quoted prices are indicative of the Index for Western Canadian Select at Hardisty, Alberta, set in the month prior to delivery.
(5)	Prices quoted are average settlement prices during the period.
(6)	Prices quoted are calculated using U.S. dollar benchmark commodity prices and U.S./Canadian dollar exchange rates.

As an integrated producer, Husky’s profitability is largely determined by realized prices for crude oil and natural gas, marketing margins on committed pipeline capacity and refinery processing margins, as well as the effect of changes in the U.S./Canadian dollar exchange rate. All of Husky’s crude oil production and the majority of its natural gas production receives the prevailing market price. The price realized for crude oil is determined by North American and global factors and is beyond the Company’s control. The price realized for natural gas production from Western Canada is determined primarily by North American fundamentals since virtually all natural gas production in North America is consumed by North American customers, predominantly in the United States. In the Asia Pacific Region, natural gas is sold to a specific buyer with long-term contracts. For the Liwan 3-1 gas field, a price profile has been fixed for five years and then will be linked to local benchmark pricing for the years following subject to a floor and ceiling. For the Liuhua 34-2 field, the price is fixed with a single escalation step during the contract delivery period.

The Downstream segment is heavily impacted by the price of crude oil and natural gas, as the largest cost factor in the Downstream segment is crude oil feedstock, a portion of which is heavy crude oil. In the Upgrading business, heavy crude oil feedstock is processed into light synthetic crude oil. Husky’s U.S. Refining and Marketing business processes a mix of different types of crude oil from various sources, but the mix is primarily light sweet crude oil at the Lima Refinery and approximately 50 percent heavy crude oil feedstock at the BP-Husky Toledo Refinery. The Company’s Canadian Refined Products business relies primarily on purchased refined products for resale in the retail distribution network. Refined products are acquired, under supply contracts, from other Canadian refiners at rack prices or from production from the Husky Prince George Refinery.

Management’s Discussion and Analysis 2015

Crude Oil Benchmarks

Key crude oil benchmarks declined significantly during 2015 as the global supply and demand imbalance persisted. Crude oil inventories in the U.S. surged higher during 2015 and ended the year at approximately 487 million barrels excluding strategic reserves. The increase in global crude oil supply was primarily attributable to growth from U.S. unconventional production and from OPEC.

The price received by the Company for crude oil production from Western Canada is primarily driven by the price of West Texas Intermediate (“WTI”), adjusted to Western Canada. The price received by the Company for crude oil production from the Atlantic Region is primarily driven by the price of Brent and the price received by the Company for crude oil and NGL production from the Asia Pacific Region is primarily driven by the price of Daqing. A portion of Husky’s crude oil production from Western Canada is classified as either heavy crude oil or bitumen, which trades at a discount to light crude oil. In 2015, 57 percent of Husky’s crude oil production was heavy crude oil or bitumen which was comparable to 56 percent in 2014.

Husky’s heavy crude oil and bitumen production is blended with diluent (condensate) in order to facilitate its transportation through pipelines. Therefore, the price received for a barrel of blended heavy crude oil or bitumen is impacted by the prevailing market price for condensate. The price of condensate at Edmonton decreased in 2015 primarily due to lower expected demand growth from oil sands and declining market benchmarks for energy commodities.

Natural Gas Benchmarks

Average natural gas benchmark prices continued to weaken in 2015 primarily due to the substantial supply of natural gas in North America. The substantial natural gas supply has resulted largely from technological advances in horizontal drilling and hydraulic fracturing which have unlocked significant reserves that were not economical under previously applied extraction methods.

The price received by the Company for natural gas production from Western Canada is primarily driven by the NOVA Inventory Transfer (“NIT”) near-month contract price of natural gas while the prices received by the Company for production from the Asia Pacific Region are covered by fixed long-term sales contracts.

Natural gas is consumed internally by the Company’s Upstream and Downstream operations which reduces the impact of weak natural gas benchmark prices on the Company’s results.

Management’s Discussion and Analysis 2015

Refining Benchmarks

The 3:2:1 crack spread is the key indicator for refining margins as refinery gasoline output is approximately twice the distillate output. This crack spread is calculated as the price of two-thirds of a barrel of gasoline plus one-third of a barrel of distillate fuel less one barrel of crude oil. Market crack spreads are based on quoted near-month contracts for WTI and spot prices for gasoline and diesel and do not reflect the actual crude purchase costs nor the product configuration of a specific refinery. The Chicago Regular Unleaded Gasoline and the Chicago Ultra-low Sulphur Diesel average benchmark prices are the standard products included in the Chicago 3:2:1 market crack spread benchmark.

Husky’s realized refining margins are affected by the product configuration of its refineries, crude oil feedstock, product slates, transportation costs to benchmark hubs and the time lag between the purchase and delivery of crude oil. Husky’s realized refining margins are accounted for on a first in first out (“FIFO”) basis in accordance with International Financial Reporting Standards (“IFRS”).

Foreign Exchange

The majority of the Company’s revenues are received in U.S. dollars from the sale of oil and gas commodities and refined products whose prices are determined by reference to U.S. benchmark prices. The majority of the Company’s non-hydrocarbon related expenditures are denominated in Canadian dollars. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease the revenues received from the sale of oil and gas commodities. Correspondingly, a decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of oil and gas commodities. In addition, changes in foreign exchange rates impact the translation of U.S. Downstream and Asia Pacific operations and U.S. dollar denominated debt. The Company benefited from the weakening of the Canadian dollar in 2015 which averaged U.S. $0.783 compared to U.S. $0.906 in 2014.

Management’s Discussion and Analysis 2015

Sensitivity Analysis

The following table is indicative of the impact of changes in certain key variables in 2015 on earnings before income taxes and net earnings. The table below reflects what the effect would have been on the financial results during 2015 had the indicated variable increased by the notional amount. The analysis is based on business conditions and production volumes during 2015. Each separate item in the sensitivity analysis shows the approximate effect of an increase in that variable only; all other variables are held constant. While these sensitivities are indicative for the period and magnitude of changes on which they are based, they may not be applicable in other periods, under other economic circumstances or upon greater magnitudes of change.

Sensitivity Analysis	2015 Average	Increase	Effect on Earnings before Income Taxes(1)		Effect on Net Earnings(1)
			($ millions)	($/share)(2)	($ millions)	($/share)(2)
WTI benchmark crude oil price(3)(4)	48.80	U.S. $1.00/bbl	96	0.10	70	0.07
NYMEX benchmark natural gas price(5)	2.66	U.S. $0.20/mmbtu	24	0.02	17	0.02
WTI/Lloyd crude blend differential(6)	13.43	U.S. $1.00/bbl	(33)	(0.03)	(25)	(0.03)
Canadian light oil margins	0.048	Cdn $0.005/litre	14	0.01	10	0.01
Asphalt margins	23.57	Cdn $1.00/bbl	11	0.01	8	0.01
Chicago 3:2:1 crack spread	18.62	U.S. $1.00/bbl	49	0.05	30	0.03
Exchange rate (U.S. $ per Cdn $)(3)(7)	0.783	U.S. $0.01	(53)	(0.05)	(39)	(0.04)

(1)	Excludes mark to market accounting impacts.
(2)	Based on 984.3 million common shares outstanding as of December 31, 2015.
(3)	Does not include gains or losses on inventory.
(4)	Includes impacts related to Brent based production.
(5)	Includes impact of natural gas consumption.
(6)	Excludes impact on asphalt operations.
(7)	Assumes no foreign exchange gains or losses on U.S. dollar denominated long-term debt and other monetary items, including cash balances.

4.0	Strategic Plan

Husky’s strategy is to remain diverse, physically integrated and to continue its transition into a low sustaining capital business. Husky will enhance production in its Heavy Oil and Western Canada foundation as it repositions these areas toward low sustaining capital thermal developments and resource plays, while advancing growth in the Asia Pacific Region, the Oil Sands and in the Atlantic Region. The Company’s Downstream assets provide specialized support to its Upstream operations to enhance efficiency and extract additional value from production.

Husky’s strategic direction by business segment is summarized as follows:

4.1	Upstream

The Company’s heavy oil strategy is comprised of replacing natural declines in conventional production with growth in low sustaining capital thermal production. The Company advanced the development of its heavy oil thermal assets in 2015 with first oil achieved at the 10,000 bbls/day Rush Lake thermal development in July 2015 and substantial progress made on the two 10,000 bbls/day Edam East and Vawn thermal developments and the 4,500 bbls/day Edam West thermal development. In November 2015, the Company announced the sanctioning of a new 10,000 bbls/day heavy oil thermal development, Rush Lake 2. The Company has several other heavy oil thermal projects that are in the pre-development phase.

The Asia Pacific Region consists of the Wenchang oil field, the Liwan 3-1, Liuhua 34-2 and Liuhua 29-1 fields on Block 29/26 located offshore China, the Madura Strait block BD, MDA, MBH and MDK development fields, four discoveries offshore Indonesia and rights to additional exploration blocks in the South China Sea located at the Pearl River Mouth Basin and offshore Taiwan and in the East Java Basin, Indonesia. The Liwan Gas Project, located approximately 300 kilometres southeast of the Hong Kong Special Administrative Region, is an important component of the Company’s near term production growth strategy and a key step in accessing the burgeoning energy markets in the Hong Kong Special Administrative Region and Mainland China. Husky, and its partner CNOOC, achieved first gas production from the Liwan 3-1 gas field in March 2014 and from the Liuhua 34-2 gas field in December 2014 with ramp up of production taking place in 2015.

Management’s Discussion and Analysis 2015

During 2015, Husky advanced the development of the Sunrise Energy Project, a multiple stage in-situ oil sands development, achieving first oil at Plant 1A in March 2015 and first steam at Plant 1B in September 2015. The first phase is expected to reach production of approximately 60,000 bbls/day (30,000 bbls/day net Husky share) around the end of 2016. The Sunrise Energy Project uses proven SAGD technology, keeping site disturbance to a minimum. Regulatory approval is in place to expand the project to 200,000 bbls/day (100,000 bbls/day net Husky share). In addition to the Sunrise Energy Project, Husky has an extensive portfolio of undeveloped oil sands leases, encompassing in excess of net 2,400 square kilometres in Alberta.

In the Atlantic Region, the Company holds interests in eight Production Licences, 11 Exploration Licences (including two from Greenland) and 23 Significant Discovery Areas. Development activity at the White Rose core field and its satellites, including North Amethyst and the West and South White Rose Extensions, continues to advance. In 2015, the Company and its partner continued the appraisal drilling program around the Bay du Nord discovery in the Flemish Pass Basin with evaluation of initial results ongoing. The Company has a 35 percent working interest at Bay du Nord as well as the Mizzen and Harpoon discoveries. The Company has significant exploration acreage in this region and continues to explore innovative ways to further develop the significant resources in the region.

The Company’s Western Canada conventional and resource play strategy is comprised of advancing the Ansell Multi-Zone, Wilrich and Strachan Cardium gas resource plays. The Company’s decision to curtail oil resource drilling will continue during the current crude oil pricing environment.

The Infrastructure and Marketing business supports Upstream production while providing integration with the Company’s Downstream assets through optimization of market access. The Company also plans to expand terminal pipeline access and product storage opportunities to enhance market access.

4.2	Downstream

Husky’s Downstream operations target three primary objectives: increasing feedstock flexibility to bring the best-priced crude to the Company’s refineries, improving flexibility in the range of its products to capitalize on opportunities and enhancing market access to achieve the best returns. The Company’s focused integration strategy helps to capture refined product pricing for its Western Canada heavy oil, bitumen and light oil production and assists in mitigating market volatility.

Downstream operations include upgrading and refining crude oil and marketing gasoline, diesel, jet fuel, asphalt, ethanol and related products in Canada and the United States.

The Company’s strategic plans emphasize safe, reliable, cost effective operations. To enhance crude oil processing optionality at the Lima Refinery, the Company continued to make progress on the implementation of the crude oil flexibility project targeted for completion in 2018. The crude oil flexibility project will enable the Lima Refinery to swing between light and heavy crude oil feedstock strengthening the Company’s integration model. In line with the heavy oil value chain integration model, during 2015 the Company started processing crude oil from the Sunrise Energy Project. One million barrels of crude oil from the Sunrise Energy Project were processed at the BP-Husky Toledo Refinery in 2015.

4.3	Financial

Husky is committed to ensuring sufficient liquidity, financial flexibility and access to long-term capital to fund the Company’s growth. Husky maintains undrawn committed term credit facilities with a portfolio of creditworthy financial institutions and other sources of liquidity to provide timely access to funding to supplement cash flow.

Husky intends to continue to maintain a healthy balance sheet to provide financial flexibility. The Company’s target is to maintain a debt to cash flow from operations ratio of under 1.5 times and a debt to capital employed ratio of under 25 percent, which are both non-GAAP measures (refer to Section 8.4 and 11.3). Husky is committed to retaining its investment grade credit ratings to support access to debt capital markets. The Company has taken measures to strengthen its financial position in this commodity down cycle which include, but are not limited to, a reduction of 2016 budgeted capital spending, the suspension of the quarterly common share dividend, continued transition to low sustaining capital projects and planned dispositions of midstream and legacy Western Canada Upstream assets. Refer to Section 8.0 for additional information on the Company’s liquidity and capital resources.

The Company expects that its portfolio of low sustaining capital Upstream assets in addition to its extensive Downstream assets and ability to capture incremental profits from the wellhead to the refinery rack will provide sufficient cash flow to fund future growth projects in the Atlantic Region, Heavy Oil, Oil Sands and Asia Pacific Region.

Management’s Discussion and Analysis 2015

5.0	Key Growth Highlights

The 2015 Capital Program enabled Husky to advance its near-term profitable growth projects while maintaining prudent capital management in a weak commodity price environment.

5.1	Upstream

Heavy Oil

Heavy Oil Thermal Developments

The Company continued to advance its inventory of heavy oil thermal developments in 2015. These long-life developments are being built with modular, repeatable designs and will require low sustaining capital once brought online.

The following table lists the design capacity, percentage completion and first production expectations for the Company’s near-term heavy oil thermal developments:

Heavy Oil Thermal Developments

Development	Design Capacity (bbls/day)	Percentage Completion	First Production Expected
Rush Lake	12,000(1)	100%	On production
Edam East	10,000	85%	Q2 2016
Vawn	10,000	78%	Q3 2016
Edam West	4,500(2)	80%	Q3 2016

(1)	Design capacity for Rush Lake has been revised to include 2,000 bbls/day from the Rush Lake Pilot Project.
(2)	Capacity at the Edam West heavy oil thermal development was increased from 3,500 bbls/day to 4,500 bbls/day in 2015 reflecting design and efficiency improvements.

Total heavy oil thermal production averaged 48,400 bbls/day in 2015 compared to 43,800 bbls/day in 2014, an 11 percent increase, primarily attributed to new production from the Rush Lake heavy oil thermal development combined with steady production from the balance of the Company’s heavy oil thermal developments.

First oil was achieved at the Rush Lake heavy oil thermal development in July 2015 with production from the development reaching a year end exit rate of 13,900 bbls/day, exceeding its design capacity. In addition, the Company announced the sanctioning of a second 10,000 bbls/day heavy oil thermal development, Rush Lake 2, in November 2015.

At the 10,000 bbls/day Edam East and 10,000 bbls/day Vawn heavy oil thermal developments, construction is approximately 85 and 78 percent complete, respectively. First production at both heavy oil thermal developments is now expected ahead of schedule in the second quarter of 2016 at Edam East and in the third quarter of 2016 at Vawn.

At the 4,500 bbls/day Edam West heavy oil thermal development, construction is approximately 80 percent complete. First production is now expected ahead of schedule in the third quarter of 2016.

At the Tucker thermal project near Cold Lake, work is continuing to increase production and improve returns, with a new sustaining well pad drilled to help offset natural declines. Overall production at Tucker is now averaging 15,000 bbls/day. A steam generator has been added to the Tucker plant increasing steam capacity by about 15 percent. The increased steam capacity will be used to access the newly identified Colony formation which has similar characteristics to heavy oil reservoirs in the Lloydminster region and is suitable for development using thermal technology. First steam at the Colony formation commenced in the first quarter of 2016 with first production expected in the second quarter. Production volumes from the Tucker thermal project are expected to reach 20,000 bbls/day in the second half of 2016.

Three additional 10,000 bbls/day heavy oil thermal developments have been identified in the Lloydminster region for development.

Horizontal drilling and cold heavy oil production with sand drilling was substantially curtailed throughout 2015 primarily due to limited capital investment in a low commodity price environment.

Management’s Discussion and Analysis 2015

Asia Pacific Region

China

Block 29/26

At the Liwan Gas Project, combined gross production from the Liwan 3-1 and Liuhua 34-2 gas fields increased during 2015. Natural gas production was 286 mmcf/day and NGL production was 14.6 mbbls/day. The Company’s entitlement share of production from the Liwan Gas Project was reduced from approximately 76 percent up until late May 2015 to its equity interest of 49 percent, reflecting the completion of exploration cost recoveries from the Liwan 3-1 field which were originally funded solely by the Company. Negotiations for the sale of gas and liquids from Liuhua 29-1, the third deepwater field, are being pursued.

Block 15/33

In December 2015, Husky signed a PSC for an exploration block offshore China. The 15/33 block covers approximately 155 square kilometres and is located in the Pearl River Mouth Basin in the South China Sea, about 140 kilometres southeast of the Hong Kong Special Administrative Region, in water depths of approximately 80 - 100 metres. Husky is the operator of the block during the exploration phase, with a working interest of 100 percent. In the event of a commercial discovery, its partner CNOOC may assume a working interest of up to 51 percent during the development and production phase. Exploration cost recovery from production would be allocated to Husky. Husky expects to drill two wells on the block in the 2017 timeframe.

Offshore Taiwan

Analysis of the two-dimensional seismic survey data acquired in 2014 on the Company’s offshore Taiwan block has been completed and a number of significant structures have been identified on the block. The Company plans to acquire three-dimensional seismic survey data on the most attractive structures during 2017.

Indonesia

Madura Strait

Progress continued on the shallow water gas developments in the Madura Strait Block during 2015. The amended BD field gas sales agreements were approved by SKK Migas, the Indonesian oil and gas regulator, in the second quarter of 2015. The platform jacket and topsides were successfully set in approximately 55 metres of water in October 2015 and development well drilling commenced in November 2015. Wellhead platform and pipeline infrastructure construction at the liquids-rich BD field is ongoing and approximately 68 percent complete. Construction of a floating production, storage and offloading (“FPSO”) vessel to process gas and liquids production from the BD field is approximately 50 percent complete. Production from the project is expected to commence in the 2017 timeframe.

In November 2015, the Company sanctioned the development of the MDA, MBH and MDK gas fields having secured the gas sales agreement for the first tranche of gas from the combined MDA-MBH fields development in the second quarter. In December 2015, the Minister of Energy and Mineral Resources appointed the buyers for the remaining available tranches of gas sales from the three fields and negotiation of gas sales agreements are planned to commence in 2016. A tendering process is underway for an FPSO vessel and related engineering, procurement, construction and installation contracts for this development. Combined net sales volumes from the BD, MDA, MBH and MDK fields are expected to be about 100 mmcf/day of gas and 2,400 boe/day of associated NGL once fully ramped up.

Also in November 2015, SKK Migas approved the plan of development for the MAC gas field which was discovered in 2012.

Anugerah

During 2015, Husky acquired two-dimensional and three-dimensional seismic survey data on the contract area. Results from analysis of the data continue to be evaluated to determine the potential for future drilling opportunities.

Oil Sands

Sunrise Energy Project

First oil was achieved on Phase 1 at the Sunrise Energy Project in March 2015 with production from the project averaging 14,200 bbls/day (7,100 bbls/day net Husky share) in the fourth quarter of 2015. Steam operations commenced at the second of two processing plants in early September 2015 and commissioning is complete. All 55 well pairs are being steamed and producing bitumen. Production from the Sunrise Energy Project is expected to ramp up to 60,000 bbls/day (30,000 bbls/day net to Husky) around the end of 2016.

The Company is utilizing a custom drilling rig to improve drilling efficiencies and reduce costs. The rig provides for the closer spacing of wellheads, smaller drilling pads and fewer pad facilities. The Sunrise Energy Project uses proven SAGD technology, keeping site disturbance to a minimum.

Regulatory approval is in place to expand the project to 200,000 bbls/day (100,000 bbls/day net Husky share).

Management’s Discussion and Analysis 2015

Atlantic Region

White Rose Field and Satellite Extensions

The Company drilled and completed two production wells at the South White Rose Extension during 2015 with peak production from the wells of 15,000 bbls/day net to Husky reached in early September.

The Company has secured the Henry Goodrich drilling rig for a two-year drilling program which will focus on development drilling at the White Rose field and satellite extensions. The rig is expected to arrive in mid-2016 and will be utilized for further development drilling at the South White Rose extension and the completion of North Amethyst’s Hibernia formation production well.

The Company continues to assess potential development options for the West White Rose satellite extension. One of the two concepts being assessed, a fixed wellhead platform, received government and regulatory approvals in 2015. A subsea option to develop the field is also being evaluated.

Atlantic Exploration

An exploration and appraisal drilling program continued at the Bay du Nord discovery in the Flemish Pass Basin in 2015 including ongoing drilling of the Bay d’Espoir exploration well. Evaluation of results is ongoing.

Drilling of the Aster exploration well was completed in the first quarter of 2015, and the well did not encounter economic quantities of hydrocarbons.

Western Canada Resource Play Development

Natural Gas Resource Plays

During 2015, 34 wells (gross) were drilled and 38 wells (gross) were completed in key plays across the natural gas portfolio.

Natural Gas Resource Plays – Drilling and Completion Activity in Key Plays(1)(2)

		Year ended December 31, 2015
Project	Location	Gross Wells Drilled	Gross Wells Completed
Ansell Multi-Zone	Ansell/Edson, Alberta	25	28
Wilrich	Kakwa, Alberta	4	5
Strachan Cardium	Rocky Mountain House, Alberta	5	5

Total Gross		34	38

Total Net		22	28

(1)	Excludes service/stratigraphic test wells for evaluation purposes.
(2)	Drilling activity includes operated and non-operated wells.

In the Ansell multi-zone natural gas resource play, 25 horizontal wells (gross) were drilled and 28 horizontal wells (gross) were completed in 2015. Average production from the play increased by 14 percent to approximately 20,000 boe/day in 2015 compared to 17,500 boe/day in 2014.

Oil Resource Plays and Conventional

Oil related drilling and completion activity in Western Canada was substantially curtailed throughout 2015 primarily due to limited capital investment in a low commodity price environment.

Infrastructure and Marketing

The Hardisty terminal expansion project was completed in the first quarter of 2015 and is operational. The project included multiple initiatives to increase pipeline connectivity, blending capacity and product storage to support upstream production growth and provide additional flexibility in marketing the Company’s products.

In order to maintain market flexibility, the Company expanded its pumping capacity at the Hardisty terminal to comply with the new requirements of the Enbridge Clipper pipeline. The expansion was completed in the fourth quarter of 2015.

Construction is ongoing for the expansion of the Saskatchewan Gathering System which will accommodate production from the Company’s heavy oil thermal developments. Production from the Rush Lake thermal development is now flowing in the newly expanded pipeline into Lloydminster.

Management’s Discussion and Analysis 2015

5.2	Downstream

Canadian Refined Products

During 2015, Husky and Imperial Oil entered into a contractual agreement to create a single expanded truck transport network of approximately 160 sites. The agreement is subject to regulatory approval by Canada’s Competition Bureau and other closing conditions.

Lima Refinery

The Company is proceeding with the initial stages of a crude oil flexibility project designed to improve reliability at the facility and allow for the processing of up to 40,000 bbls/day of heavy crude oil feedstock from Western Canada. The crude oil flexibility project will allow the Refinery to swing between light and heavy crude oil feedstock.

BP-Husky Toledo Refinery

A feedstock optimization project was recently sanctioned by the joint arrangement partners and is designed to improve the Refinery’s ability to process Hi-TAN crude. Targeted completion of the required metallurgy changes will be performed during the Refinery’s turnaround starting in the second quarter of 2016. Once the upgrades are complete, the Refinery will have the ability to process up to an additional 35,000 bbls/day of Hi-TAN crude. The Refinery’s overall nameplate capacity will remain at 160,000 bbls/day.

The BP-Husky Toledo Refinery began processing bitumen from the Sunrise Energy Project in the second half of 2015.

Management’s Discussion and Analysis 2015

6.0	Results of Operations

6.1	Segment Earnings

	Earnings (Loss) before Income Taxes		Net Earnings (Loss)		Capital Expenditures(1)
($ millions)	2015	2014	2015	2014	2015	2014
Upstream
Exploration and Production	(5,945)	1,337	(4,338)	992	2,269	4,189
Infrastructure and Marketing	115	153	84	114	168	211
Downstream
Upgrading	128	227	93	168	46	50
Canadian Refined Products	231	287	170	214	30	86
U.S. Refining and Marketing	306	(30)	397	(19)	425	374
Corporate	(206)	(190)	(256)	(211)	67	113

Total	(5,371)	1,784	(3,850)	1,258	3,005	5,023

(1)	Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the period.

6.2	Upstream

Exploration and Production

Exploration and Production Earnings Summary ($ millions)	2015	2014
Gross revenues	5,374	8,634
Royalties	(432)	(1,030)

Net revenues	4,942	7,604
Purchases, operating, transportation and administrative expenses	2,354	2,521
Depletion, depreciation, amortization and impairment	7,993	3,434
Exploration and evaluation expenses	447	214
Other expenses	93	98
Provisions for (recovery of) income taxes	(1,607)	345

Net earnings (loss)	(4,338)	992

Exploration and Production net revenues decreased by $2,662 million in 2015 compared to 2014 primarily due to significant declines in global crude oil and North American natural gas benchmark prices partially offset by a weaker Canadian dollar. The decline in Exploration and Production net revenues was partially offset by a decline in royalties.

Depletion, depreciation, amortization and impairment expense in 2015 included a pre-tax impairment charge of $5,181 million recognized on certain legacy crude oil and natural gas assets, including associated goodwill, located in Western Canada compared to a pre-tax impairment charge of $838 million recognized in 2014.

Management’s Discussion and Analysis 2015

Exploration and evaluation expense in 2015 included a pre-tax asset write-down of $242 million compared to a pre-tax write-down of $6 million in 2014. The write-down in 2015 was primarily recognized on certain Western Canada resource play assets.

Average Sales Prices Realized

Average Sales Prices Realized	2015	2014
Crude oil and NGL ($/bbl)
Light & Medium crude oil	57.55	96.59
NGL	45.88	72.61
Heavy crude oil	37.16	71.91
Bitumen	34.47	70.57
Total crude oil and NGL average	44.18	81.10
Natural gas average ($/mcf)	5.80	5.99
Total average ($/boe)	41.06	67.38

The average sales prices realized by the Company declined by 46 percent for crude oil and NGL in 2015 reflecting significant declines in global crude oil benchmarks. The decline in crude oil benchmarks, resulting from an oversupplied market, was partially offset by a weaker Canadian dollar and narrower heavy crude oil and bitumen differentials. The average sales prices realized by the Company for natural gas declined by three percent in 2015 primarily due to significantly lower North American natural gas benchmark prices partially offset by a weaker Canadian dollar and a greater percentage of production coming from the Liwan Gas Project which receives higher fixed contract prices.

Daily Gross Production

Management’s Discussion and Analysis 2015

Daily Gross Production	2015	2014
Crude oil and NGL (mbbls/day)
Western Canada
Light & Medium crude oil	36.4	41.8
NGL	8.8	9.8
Heavy crude oil	69.1	76.8
Bitumen(1)	59.9	54.6

	174.2	183.0

Oil Sands
Sunrise – bitumen	3.2	—

Atlantic Region
White Rose and Satellite Fields – light crude oil	32.1	38.6
Terra Nova – light crude oil	4.7	6.0

	36.8	44.6

Asia Pacific Region
Wenchang – light crude oil	7.3	4.8
Liwan and Wenchang – NGL(2)	9.4	4.2

	16.7	9.0

	230.9	236.6

Natural gas (mmcf/day)
Western Canada	513.9	506.8
Asia Pacific Region(2)	175.1	114.2

	689.0	621.0

Total (mboe/day)	345.7	340.1

(1)	Bitumen consists of production from heavy oil thermal developments and the Tucker thermal development located near Cold Lake, Alberta. Heavy oil thermal average daily gross production was 48.4 mbbls/day and 43.8 mbbls/day for the years ended December 31, 2015 and 2014, respectively.
(2)	Reported production volumes include Husky’s net working interest production from the Liwan Gas Project (49 percent) and an incremental share of production volumes allocated to Husky for exploration cost recoveries. The incremental share of production volumes ceased during the second quarter of 2015 reflecting the completion of exploration cost recoveries from the Liwan 3-1 field.

Crude Oil and NGL Production

Crude oil and NGL production decreased by 5.7 mbbls/day compared to 2014 due to lower production in Western Canada and the Atlantic Region. In Western Canada, crude oil production decreased due to natural reservoir declines at mature properties combined with limited sustaining capital investment in a low commodity price environment. In the Atlantic Region, crude oil production decreased primarily due to natural reservoir declines at mature fields. The decreases were partially offset by higher NGL production from the Liwan Gas Project where production began at the end of the first quarter of 2014, new production from the Rush Lake heavy oil thermal development, the Sunrise Energy Project and the South White Rose extension and higher production from the Wenchang field where a planned turnaround on the FPSO vessel offstation reduced production in the second and third quarter of 2014.

Natural Gas Production

Natural gas production increased by 68 mmcf/day or 11 percent compared to 2014 primarily due to higher production from the Liwan Gas Project in the Asia Pacific Region where first gas was achieved at the Liwan 3-1 and Liuhua 34-2 gas fields at the end of the first and fourth quarters of 2014, respectively. The increase in gross production volumes was partially offset by a reversion of the Company’s entitlement share of production at Liwan 3-1 to 49 percent, from approximately 76 percent, following the completion of Liwan 3-1 field exploration cost recoveries in May 2015.

Exploration and Production Revenue Mix (Percentage of Upstream Net Revenues)	2015	2014
Crude oil and NGL
Light & Medium crude oil	33%	39%
NGL	6%	4%
Heavy crude oil	18%	24%
Bitumen	15%	17%

Crude oil and NGL	72%	84%
Natural gas	28%	16%

Total	100%	100%

Management’s Discussion and Analysis 2015

2016 Production Guidance and 2015 Actual

	Guidance(1)	Year ended December 31	Guidance
Gross Production	2016	2015	2015
Canada
Light & Medium crude oil (mbbls/day)	66 - 68	73	79 - 83
NGL (mboe/day)	7 - 8	9	8 - 9
Heavy crude oil & bitumen (mbbls/day)	142 - 157	132	125 - 135
Natural gas (mmcf/day)	380 - 430	514	440 - 480

Canada total (mboe/day)	279 - 305	300	285 - 307

Asia Pacific
Light crude oil (mbbls/day)	6 - 7	8	6 - 7
NGL (mboe/day)	7 - 8	9	7 - 8
Natural gas (mmcf/day)	140 - 150	175	160 - 195

Asia Pacific total (mboe/day)	36 - 40	46	40 - 48

Total (mboe/day)	315 - 345	346	325 - 355

(1)	2016 production guidance does not reflect the impact of potential asset dispositions in Western Canada.

Husky’s total production for the year ended December 31, 2015 was within production guidance. Husky expects that total production volumes in 2016 will be comparable to 2015. The 2016 guidance reflects increasing heavy oil thermal production along with increasing bitumen production from the Sunrise Energy Project. The increases are anticipated to be offset by continued natural declines from mature properties reflecting the Company’s decision to reduce the amount of sustaining capital in Western Canada. In addition, the Company expects a reduction in net production volumes from the Liwan Gas Project due to the completion of exploration cost recoveries from the Liwan 3-1 field in 2015.

Factors that could potentially impact Husky’s production performance in 2016 include, but are not limited to:

•	potential divestment of certain producing crude oil or natural gas properties in Western Canada;

•	declines in crude oil and natural gas prices which may result in the decision to temporarily shut-in production or delay capital expenditures;

•	increases in crude oil and natural gas prices which may result in the decision to accelerate near-term growth projects;

•	performance on recently commissioned facilities, new wells brought onto production and unanticipated reservoir response from existing fields;

•	unplanned or extended maintenance and turnarounds at any of the Company’s operated or non-operated facilities, upgrading, refining, pipeline or offshore assets;

•	business interruptions due to unexpected events such as severe weather, fires, blowouts, freeze-ups, equipment failures, unplanned and extended pipeline shutdowns and other similar events;

•	defaults by contracting parties whose services or facilities are necessary for the Company’s production; and

•	operations and assets which are subject to a number of political, economic and socio-economic risks.

Royalties

Royalty rates as a percentage of gross revenues averaged eight percent in 2015 compared to 12 percent in 2014. Royalty rates in Western Canada averaged nine percent in 2015 compared to 12 percent in 2014 primarily due to lower commodity prices with a sliding scale price sensitivity rate. Royalty rates in the Atlantic Region averaged 11 percent in 2015 compared to 17 percent in 2014 primarily due to lower crude oil prices. Royalty rates in the Asia Pacific Region averaged five percent in 2015 compared to eight percent in 2014 primarily due to lower crude oil prices which resulted in lower levies on production from Wenchang.

Operating Costs

($ millions)	2015	2014
Western Canada	1,692	1,819
Atlantic Region	225	218
Asia Pacific	97	82

Total	2,014	2,119

Unit operating costs ($/boe)	15.14	16.12

Total Exploration and Production operating costs were $2,014 million in 2015 compared to $2,119 million in 2014. Total Upstream unit operating costs averaged $15.14/boe in 2015 compared to $16.12/boe in 2014.

Unit operating costs in Western Canada averaged $16.55/boe in 2015 compared to $17.39/boe in 2014. The decrease in unit operating costs was primarily attributable to lower energy costs, lower energy consumption and cost savings initiatives.

Management’s Discussion and Analysis 2015

Unit operating costs in the Atlantic Region averaged $16.76/boe in 2015 compared to $13.38/boe in 2014. The increase in unit operating costs was primarily attributable to lower production volumes and higher maintenance activities in 2015 combined with insurance proceeds received in the second quarter of 2014.

Operating costs in the Asia Pacific Region averaged $5.78/boe in 2015 compared to $8.06/boe in 2014. The decrease in unit operating costs was primarily due to higher production volumes from the Liwan Gas Project and an increase in operating days at Wenchang in 2015.

Exploration and Evaluation Expenses

($ millions)	2015	2014
Seismic, geological and geophysical	103	111
Expensed drilling	297	45
Expensed land	47	58

Total	447	214

Exploration and evaluation expenses in 2015 were $447 million compared to $214 million in 2014. The increase in expensed drilling was primarily due to a $277 million write-off of certain Western Canada resource play assets including associated unfulfilled work commitment penalties recognized in the third quarter of 2015. The write-off was the result of management’s plan to withdraw from further exploration and evaluation in these areas due to lower estimated short and long-term crude oil and natural gas prices. In addition, the Company expensed the Aster exploration well in the Atlantic Region during the first quarter of 2015.

Depletion, Depreciation, Amortization (“DD&A”) and Impairment

During 2015, the Company recognized a pre-tax impairment charge of $5,181 million on certain crude oil and natural gas assets, including associated goodwill, located in Western Canada compared to a pre-tax impairment charge of $838 million recognized in 2014. The impairment charge in 2015 was the result of sustained declines in forecasted short and long-term crude oil and natural gas prices and management’s plan to reduce capital investment in these areas.

During 2015, total DD&A excluding impairment averaged $22.28/boe compared to $20.92/boe in 2014. The increase was primarily due to higher depletion rates on production from the Liwan Gas Project which began producing at the end of the first quarter of 2014 and from the derecognition of approximately $46 million pre-tax of assets related to the cancellation of the West Mira drilling rig contract.

(1)	Operating netback is a non-GAAP measure and is equal to Husky’s Upstream realized price less royalties, operating costs and transportation costs on a per unit basis. Refer to section 11.3.

Management’s Discussion and Analysis 2015

Exploration and Production Capital Expenditures

Exploration and Production capital expenditures were lower in 2015 and reflected the Company’s prudent capital management in a low commodity price environment. Other significant factors which impacted capital expenditures in 2015 include, but are not limited to, the completion of the Sunrise Energy Project and completion of the Liwan Gas Project. The Company’s Exploration and Production capital expenditures were as follows:

Exploration and Production Capital Expenditures(1) ($ millions)	2015	2014
Exploration
Western Canada(2)	24	179
Heavy Oil(2)	12	30
Oil Sands(2)	—	5
Atlantic Region	169	96
Asia Pacific Region	—	16

	205	326

Development
Western Canada(2)	420	927
Heavy Oil(2)	899	1,239
Oil Sands(2)	264	616
Atlantic Region	379	650
Asia Pacific Region	46	380

	2,008	3,812

Acquisitions
Western Canada(2)	2	29
Heavy Oil(2)	54	22

	56	51

	2,269	4,189

(1)	Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the period.
(2)	During the second quarter of 2015, the Company reclassified certain capital expenditures to Heavy Oil, previously classified as part of Western Canada and Oil Sands. The prior period has been revised to conform to the current period presentation.

Western Canada

During 2015, $446 million (20 percent) was invested in Western Canada conventional and resource plays, compared to $1,135 million (27 percent) in 2014, primarily on the development of the Company’s natural gas resource plays including the Ansell multi-zone, Strachan Cardium and Wilrich projects.

Heavy Oil

During 2015, $965 million (42 percent) was invested in Heavy Oil, compared to $1,291 million (31 percent) in 2014, primarily on the development of the Company’s heavy oil thermal developments, including: Rush Lake, Edam East, Edam West and Vawn.

Oil Sands

During 2015, $264 million (12 percent) was invested in Oil Sands, compared to $621 million (15 percent) in 2014, primarily on the completion of Phase 1 of the Sunrise Energy Project.

Atlantic Region

During 2015, $548 million (24 percent) was invested in the Atlantic Region, compared to $746 million (18 percent) in 2014, primarily on the development of the White Rose extension projects, including North Amethyst, West White Rose and South White Rose extension satellite fields and on further exploration and appraisal of the Bay du Nord discovery in the Flemish Pass Basin.

Asia Pacific Region

During 2015, $46 million (two percent) was invested in the Asia Pacific Region, compared to $396 million (nine percent) in 2014, primarily on the Liwan Gas Project.

Management’s Discussion and Analysis 2015

Onshore drilling activity

The following table discloses the number of wells drilled in Heavy Oil, Oil Sands and Western Canada conventional and resource plays during 2015 and 2014:

	2015		2014
Wells Drilled (wells)(1)	Gross	Net	Gross	Net
Heavy Oil	87	86	356	341
Oil Sands(2)	28	14	37	18
Western Canada conventional and resource plays
Gas Resource	39	29	56	38
Oil Resource	1	1	40	36
Conventional Oil	6	3	123	92
Conventional Gas	2	—	1	—
Enhanced Oil Recovery	2	2	2	2

	165	135	615	527

(1)	Excludes Service/Stratigraphic test wells for evaluation purposes.
(2)	Prior period net Oil Sands wells were revised to reflect Husky’s 50 percent working interest in the Sunrise Energy Project.

During 2015, the Company’s onshore drilling was focused primarily on the development of Heavy Oil, Oil Sands, and natural gas resource plays. Oil related drilling and completion activity in Western Canada was substantially curtailed throughout 2015 primarily due to limited capital investment in a low commodity price environment.

Offshore drilling activity

The following table discloses Husky’s offshore Atlantic and Asia Pacific Region drilling activity during 2015:

Region	Well	Working Interest	Well Type
Atlantic Region	Bay du Nord P-78	WI 35 percent	Exploration
Atlantic Region	Bay du Nord L-76	WI 35 percent	Exploration
Atlantic Region	Bay du Nord L-76Z	WI 35 percent	Exploration
Atlantic Region	Aster C-93A(1)	WI 40 percent	Exploration
Atlantic Region	Bay d’Espoir B-09	WI 35 percent	Exploration
Atlantic Region	White Rose J-05 3	WI 68.875 percent	Development
Atlantic Region	White Rose J-05 2	WI 72.5 percent	Development
Asia Pacific Region	Wenchang 13-1A4H2	WI 40 percent	Development

(1)	The Aster well was fully written off in the first quarter of 2015 as the well did not encounter economic quantities of hydrocarbons.

2016 Upstream Capital Expenditures Program

($ millions)
Western Canada	150 - 200
Heavy Oil	300 - 350
Oil Sands	25 - 50
Atlantic Region	275 - 325
Asia Pacific Region(1)	330 - 350

Total Upstream capital expenditures	1,080 - 1,275

(1)	Includes capital expenditures expected to be incurred by the Husky-CNOOC Madura Ltd. joint venture which are classified as other investing activities on the Company’s Consolidated Statements of Cash Flows.

The 2016 Upstream capital expenditures program reflects the Company’s prudent capital management in a weak commodity price environment. The Company will continue its transition towards a low sustaining capital business while providing flexibility to quickly ramp up production and increase discretionary capital spending as commodity prices recover. The Company’s 2016 Upstream capital expenditures program has been designed to remain in balance with cash flow from operations.

The Company has budgeted $300 - $350 million in Heavy Oil for 2016, primarily for the continued development of heavy oil thermal developments, including Edam East, Edam West, Vawn and Tucker. The Company is making progress in its strategy to transition a greater percentage of production to long-life heavy oil thermal production and the 2016 Upstream capital expenditures program will continue to build on this momentum.

The Company has budgeted $25 - $50 million in Oil Sands for 2016, primarily for the continued development of the Sunrise Energy Project.

The Company has budgeted $150 - $200 million in Western Canada conventional and resource plays for 2016, primarily for production sustainment and turnaround activity.

Management’s Discussion and Analysis 2015

The Company has budgeted $275 - $325 million in the Atlantic Region for 2016, primarily for the continued development of the main White Rose field and extensions and the Bay du Nord appraisal drilling program in the Flemish Pass Basin.

The Company has budgeted $330 - $350 million for the Asia Pacific Region in 2016, primarily for the continued development of the Liwan Gas Project and the development of the Madura Strait Block in Indonesia.

Oil and Gas Reserves

The Company’s reserves disclosure was prepared in accordance with Canadian Securities Administrators’ National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities” (“NI 51-101”) effective December 31, 2015 with a preparation date of January 29, 2016.

Proved Reserves at December 31:

Note: All heavy oil thermal reserves are classified as bitumen.

The Company’s complete oil and gas reserves disclosure, prepared in accordance with NI 51-101 is contained in Husky’s Annual Information Form, which is available at www.sedar.com, and certain supplementary oil and gas reserves disclosure prepared in accordance with U.S. disclosure requirements is contained in Husky’s Form 40-F, which is available at www.sec.gov or on the Company’s website at www.huskyenergy.com.

Sproule Associates Ltd. (“Sproule”), an independent firm of qualified oil and gas reserves evaluation engineers, was engaged to conduct an audit of Husky’s crude oil, natural gas and NGL reserves estimates. Sproule issued an audit opinion on January 15, 2016 stating that Husky’s internally generated proved and probable reserves and net present values based on forecast and constant price assumptions are, in aggregate, reasonable and have been prepared in accordance with generally accepted oil and gas engineering and evaluation practices as set out in the Canadian Oil and Gas Evaluation Handbook.

At December 31, 2015, Husky’s proved oil and gas reserves were 1,324 mmboe, up from 1,279 mmboe at the end of 2014. The Company’s 2015 reserve replacement ratio, defined as net additions divided by total production during the period, was 166 percent excluding economic revisions (136 percent including economic revisions). Major additions to proved reserves in 2015 included:

•	The extension through additional drilling locations and technical revisions at the Sunrise Energy Project that resulted in the booking of an additional 123 mmbbls of bitumen in proved undeveloped reserves;

•	Extensions, improved recovery and strong performance in heavy oil thermal projects that resulted in the booking of an additional 105 mmbbls of bitumen in proved reserves;

•	Strong performance from Liwan 3-1 that resulted in the booking of an additional 14 mmboe of natural gas and NGL in proved developed producing reserves; and

•	The signing of a gas sales contract for the Madura MDA and MBH fields resulted in the booking of an additional 17 mmboe of natural gas in proved undeveloped reserves.

Proved Plus Probable Reserves and Production at December 31, 2015:

Management’s Discussion and Analysis 2015

Reconciliation of Proved Reserves

(forecast prices and costs before royalties)	Canada					International		Total
	Western Canada				Atlantic Region
	Light/Medium Crude Oil & NGL (mmbbls)	Heavy Crude Oil (mmbbls) (1)	Bitumen (mmbbls)	Natural Gas (bcf)	Light Crude Oil (mmbbls)	Light Crude Oil & NGL (mmbbls)	Natural Gas (bcf)	Crude Oil, Bitumen & NGL (mmbbls)	Natural Gas (bcf)	Equivalent Units (mmboe)
Proved reserves
December 31, 2014	222	106	420	2,154	63	24	508	835	2,662	1,279
Technical revisions	(81)	43	46	(220)	(1)	6	63	13	(157)	(14)
Acquisitions	—	—	—	9	—	—	—	—	9	2
Dispositions	(5)	—	—	(7)	—	—	—	(5)	(7)	(6)
Discoveries, extensions and improved recovery	2	2	182	111	6	—	101	192	212	227
Economic factors	(4)	(13)	—	(126)	—	—	—	(17)	(126)	(38)
Production	(17)	(25)	(23)	(188)	(13)	(6)	(64)	(84)	(252)	(126)

Proved reserves December 31, 2015	117	113	625	1,733	55	24	608	934	2,341	1,324

Proved and probable reserves December 31, 2015	143	147	1,905	2,211	169	32	889	2,396	3,100	2,912
December 31, 2014	283	162	1,917	2,637	177	31	836	2,570	3,473	3,149

(1)	Heavy oil thermal property reserves are classified as bitumen.

Reconciliation of Proved Developed Reserves

(forecast prices and costs before royalties)	Canada					International		Total
	Western Canada				Atlantic Region
	Light/Medium Crude Oil & NGL (mmbbls)	Heavy Crude Oil (mmbbls) (1)	Bitumen (mmbbls)	Natural Gas (bcf)	Light Crude Oil (mmbbls)	Light Crude Oil & NGL (mmbbls)	Natural Gas (bcf)	Crude Oil, Bitumen & NGL (mmbbls)	Natural Gas (bcf)	Equivalent Units (mmboe)
Proved developed reserves
December 31, 2014	194	89	121	1,672	50	17	341	471	2,013	807
Technical revisions	(59)	53	15	(94)	1	6	62	16	(32)	9
Transfer from proved undeveloped	2	1	43	82	6	—	—	52	82	66
Acquisitions	—	—	—	9	—	—	—	—	9	2
Dispositions	(5)	—	—	(7)	—	—	—	(5)	(7)	(6)
Discoveries, extensions and improved recovery	2	2	1	40	1	—	—	6	40	12
Economic factors	(4)	(12)	—	(124)	—	—	—	(16)	(124)	(36)
Production	(17)	(25)	(23)	(188)	(13)	(6)	(64)	(84)	(252)	(126)

December 31, 2015	113	108	157	1,390	45	17	339	440	1,729	728

(1)	Heavy oil thermal property reserves are classified as bitumen.

Management’s Discussion and Analysis 2015

Infrastructure and Marketing

The Company is engaged in the marketing of both its own and other producers’ crude oil, natural gas, NGL, sulphur and petroleum coke production. The Company owns extensive infrastructure in Western Canada, including pipeline and storage facilities, and has access to capacity on third party pipelines and storage facilities in both Canada and the U.S. The Company is able to capture differences between the two markets by utilizing infrastructure capacity to deliver feedstock acquired in Canada to the U.S. market.

Infrastructure and Marketing Earnings Summary ($ millions, except where indicated)	2015	2014
Gross revenues and Marketing and other	1,302	2,272

Gross margin
Infrastructure gross margin	141	146
Marketing and other gross margin	38	70

	179	216
Operating and administrative expenses	44	40
Depletion, depreciation and amortization	25	25
Other income	(5)	(2)
Provisions for income taxes	31	39

Net earnings	84	114

Infrastructure and Marketing gross revenues decreased by $970 million in 2015 compared with 2014 primarily due to lower pipeline revenue in a weak commodity price environment.

The Company’s marketing and other gross margin decreased in 2015 primarily due to narrower product and location differentials between Canada and the U.S. which resulted in fewer arbitrage opportunities. In addition, the Company recorded a $6 million pre-tax provision to reduce inventories to net realizable value during 2015.

Infrastructure and Marketing Capital Expenditures

In 2015, Infrastructure and Marketing capital expenditures totalled $168 million which was comparable to $211 million in 2014. Capital expenditures in 2015 were primarily related to the expansion of the Saskatchewan Gathering System into Lloydminster.

Management’s Discussion and Analysis 2015

6.3	Downstream

Upgrader

Upgrader Earnings Summary ($ millions, except where indicated)	2015	2014
Gross revenues	1,319	2,212

Gross margin	397	536
Operating and administrative expenses	173	189
Depreciation and amortization	106	108
Other expense (income)	(10)	12
Provisions for income taxes	35	59

Net earnings	93	168

Upgrader throughput (mbbls/day)(1)	69.8	72.7
Total sales (mbbls/day)(2)	69.3	72.6
Synthetic crude oil sales (mbbls/day)	51.1	53.3
Upgrading differential ($/bbl)	18.66	21.80
Unit margin ($/bbl)(2)	15.70	20.23
Unit operating cost ($/bbl)(3)	6.63	6.78

(1)	Throughput includes diluent returned to the field.
(2)	Unit margin was revised in the first quarter of 2015 to reflect total sales volumes. The prior year has been revised to conform to current year presentation.
(3)	Based on throughput.

The Upgrading operations add value by processing heavy crude oil into high value synthetic crude oil and low sulphur distillates. The Upgrader profitability is primarily dependent on the differential between the cost of heavy crude oil feedstock and the sales price of synthetic crude oil.

Upgrader gross revenues decreased by $893 million in 2015 compared to 2014 primarily due to lower realized prices for synthetic crude oil and low sulphur distillates combined with lower throughput and lower sales volumes resulting from unplanned maintenance to the facility’s coke drums that suspended operations for eight weeks during the third quarter of 2015. Throughput declined by 2.9 mbbls/day, or four percent, and sales volumes declined by 3.3 mbbls/day, or five percent, compared to 2014.

Upgrader gross margin decreased by $139 million in 2015 compared to 2014 primarily due to a lower upgrading differential. During 2015, the upgrading differential averaged $18.66/bbl, a decrease of $3.14/bbl or 14 percent compared to 2014. The differential is equal to Husky Synthetic Blend less Lloyd Heavy Blend. The decrease in upgrading differential was attributable to lower realized prices for Husky Synthetic Blend partially offset by lower heavy crude oil feedstock costs. During 2015, the price of Husky Synthetic Blend averaged $61.32/bbl compared to $101.38/bbl in 2014.

Management’s Discussion and Analysis 2015

Canadian Refined Products

Canadian Refined Products Earnings Summary ($ millions, except where indicated)	2015	2014
Gross revenues	2,886	4,020

Gross margin
Fuel	134	147
Refining	150	251
Asphalt	262	246
Ancillary	59	57

	605	701
Operating and administrative expenses	269	307
Depreciation and amortization	103	102
Other expense	2	5
Provisions for income taxes	61	73

Net earnings	170	214

Number of fuel outlets(1)	487	497
Fuel sales volume, including wholesale
Fuel sales (millions of litres/day)	7.6	8.0
Fuel sales per outlet (thousands of litres/day)	12.5	13.4
Refinery throughput
Prince George Refinery (mbbls/day)	10.7	11.7
Lloydminster Refinery (mbbls/day)	28.1	28.8
Ethanol production (thousands of litres/day)	794.9	780.7

(1)	Average number of fuel outlets for period indicated.

Canadian Refined Products gross revenues decreased by $1,134 million in 2015 compared to 2014 primarily due to lower refined product prices, lower throughput at the Prince George Refinery due to an unplanned outage in the second quarter and lower fuel sales volumes resulting from lower demand and select outlet closures. Throughput at the Prince George Refinery declined by 1.0 mbbls/day, or nine percent, and fuel sales per outlet declined by 900 litres per day, or seven percent, compared to 2014.

Refining gross margins decreased by $101 million in 2015 compared to 2014 primarily due to an unplanned outage at the Prince George Refinery in the second quarter of 2015 which resulted in lower throughput and the need to purchase finished products from third parties to deliver on committed sales volumes. In addition, refining gross margins were impacted by higher feedstock costs at the Lloydminster and Minnedosa Ethanol plants and lower federal grant revenue due to the program’s expiry in 2015.

Asphalt gross margins increased by $16 million in 2015 compared to 2014 primarily due to strong contract pricing and lower feedstock costs.

Management’s Discussion and Analysis 2015

U.S. Refining and Marketing

U.S. Refining and Marketing Earnings Summary ($ millions, except where indicated)	2015	2014
Gross revenues	7,345	10,663

Gross refining margin	890	722
Operating and administrative expenses	484	481
Depreciation and amortization	333	268
Other expense (income)	(233)	3
Recovery of income taxes	(91)	(11)

Net earnings (loss)	397	(19)

Selected operating data:
Lima Refinery throughput (mbbls/day)	136.1	141.6
BP-Husky Toledo Refinery throughput (mbbls/day)	63.7	63.2
Refining margin (U.S. $/bbl crude throughput)	10.09	9.37
Refinery inventory (mmbbls)(1)	9.8	10.8

(1)	Included in refinery inventory is feedstock and refined products.

U.S. Refining and Marketing gross revenues decreased by $3,318 million in 2015 compared with 2014 primarily due to lower realized refined product prices consistent with significantly lower Chicago Regular Unleaded Gasoline and Chicago Ultra-low Sulphur Diesel benchmark prices partially offset by a weaker Canadian dollar. In addition, throughput at the Lima Refinery declined by 5.5 mbbls/day, or four percent, primarily due to unplanned outages in the isocracker unit and the coker unit.

U.S. Refining and Marketing gross margin increased by $168 million in 2015 compared with 2014 primarily due to higher market crack spreads combined with the impact of a weaker Canadian dollar. Gross refining margin was also impacted by a $16 million pre-tax charge to reduce inventories to net realizable value during 2015 compared to a $202 million pre-tax charge recognized during 2014.

Included in depreciation and amortization was a $46 million write-off of the carrying value of the isocracker unit at Lima which was damaged by a fire in January 2015. The Company recorded pre-tax business interruption loss and property damage insurance recoveries associated with the fire of $235 million which is reflected in other expense (income).

The Chicago 3:2:1 market crack spread benchmark is based on last in first out (“LIFO”) accounting, which assumes that crude oil feedstock costs are based on the current month price of WTI, while crude oil feedstock costs included in realized margins are based on first in first out (“FIFO”) accounting, which reflects purchases made in previous months when crude oil prices were higher. The estimated FIFO impact was a reduction in net earnings of approximately $130 million in 2015 compared to $108 million in 2014.

In addition, the product slates produced at the Lima and BP-Husky Toledo Refineries contain approximately 10 percent to 15 percent of other products that are sold at discounted market prices compared to gasoline and distillate, which are the standard products included in the Chicago 3:2:1 market crack spread benchmark.

Management’s Discussion and Analysis 2015

Downstream Capital Expenditures

In 2015, Downstream capital expenditures totalled $501 million compared to $510 million in 2014. In Canada, capital expenditures of $76 million were primarily related to upgrades at retail stations and projects at the Upgrader and Prince George Refinery. At the Lima Refinery, $318 million was spent primarily on repairs and upgrades to the isocracker unit in addition to various reliability and environmental initiatives. At the BP-Husky Toledo Refinery, capital expenditures totalled $107 million (Husky’s 50 percent share) and were primarily for facility upgrades and environmental protection initiatives.

6.4	Corporate

Corporate Summary ($ millions) income (expense)	2015	2014
Administrative expenses	(92)	(156)
Stock-based compensation recovery	39	17
Depreciation and amortization	(84)	(73)
Other income	2	5
Net foreign exchange gain	43	81
Finance expense	(114)	(64)
Provisions for income taxes	(50)	(21)

Net loss	(256)	(211)

The Corporate segment reported a net loss of $256 million in 2015 compared to a net loss of $211 million in 2014. Administrative expenses decreased in 2015 primarily due to lower personnel costs. Stock-based compensation recovery was higher in 2015 primarily due to a decrease in the Company’s share price. Net foreign exchange gains decreased in 2015 primarily due to a weakening of the Canadian dollar against the U.S. dollar which resulted in unrealized losses on the translation of a portion of the Company’s U.S. dollar denominated long-term debt that was not designated as a hedge of the Company’s net investment in its U.S. refining operations. Finance expense increased in 2015 primarily due to higher debt and a decrease in the amount of capitalized interest.

Foreign Exchange Summary ($ millions, except exchange rate amounts)	2015		2014
Gains (losses) on translation of U.S. dollar denominated long-term debt		(34)		7
Gains on contribution receivable		—		6
Gains on non-cash working capital		35		42
Other foreign exchange gains		42		26

Foreign exchange gains		43		81

U.S./Canadian dollar exchange rates:
At beginning of year	U.S $	0.862	U.S. $	0.940
At end of year	U.S $	0.723	U.S. $	0.862

Consolidated Income Taxes

Consolidated income taxes were a recovery of $1,521 million in 2015 compared to income tax expense of $526 million in 2014. The decrease in consolidated income taxes was primarily due to a $1,357 million deferred income tax recovery associated with impairment charges recognized on crude oil and natural gas assets located in Western Canada. In addition, the Company recognized a deferred income tax recovery of $203 million from the distribution of U.S. $1.0 billion by BP-Husky Refining LLC to each member following the partial payment of the contribution payable by the Company in the first quarter of 2015. The decreases were partially offset by the recognition of a $157 million deferred income tax expense related to the increase in Alberta provincial tax rates.

($ millions)	2015	2014
Provisions for (recovery of) income taxes	(1,521)	526
Income taxes paid	227	661

Management’s Discussion and Analysis 2015

7.0	Risk and Risk Management

7.1	Enterprise Risk Management

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

Operational, Environmental and Safety Incidents

The Company’s businesses are subject to inherent operational risks in respect to safety and the environment that require continuous vigilance. The Company seeks to minimize these operational risks by carefully designing and building its facilities and conducting its operations in a safe and reliable manner using Husky’s Operational Integrity Management System, its integrated management system that considers environmental requirements and process and occupational safety. Failure to manage the risks effectively could result in potential fatalities, serious injury, interruptions to activities or use of assets, damage to assets, environmental impact, or loss of licence to operate. Enterprise risk management, emergency preparedness, business continuity and security policies and programs are in place for all operating areas and are adhered to on an ongoing basis. The Company, in accordance with industry practice, maintains insurance coverage against losses from certain of these risks. Nonetheless, insurance proceeds may not be sufficient to cover all losses, and insurance coverage may not be available for all types of operational risks.

Commodity Price Volatility

Husky’s results of operations and financial condition are dependent on the prices received for its refined products, crude oil, NGL and natural gas production. Lower prices for crude oil, NGL and natural gas could adversely affect the value and quantity of Husky’s oil and gas reserves. Husky’s reserves include significant quantities of heavier grades of crude oil that trade at a discount to light crude oil. Heavier grades of crude oil are typically more expensive to produce, process, transport and refine into high value refined products. Refining and transportation capacity for heavy crude oil is limited and planned increases of North American heavy crude oil production may create the need for additional heavy oil refining and transportation capacity. Wider price differentials between heavier and lighter grades of crude oil could have adverse effects on Husky’s financial performance and condition, reduce the value and quantities of Husky’s heavier crude oil reserves and delay or cancel projects that involve the development of heavier crude oil resources. There is no guarantee that pipeline development projects will provide sufficient transportation capacity and access to refining capacity to accommodate expected increases in North American heavy crude oil production.

Prices for refined products and crude oil are based on world supply and demand. Supply and demand can be affected by a number of factors including, but not limited to, actions taken by OPEC, non-OPEC crude oil supply, social conditions in oil producing countries, the occurrence of natural disasters, general and specific economic conditions, technological developments, prevailing weather patterns and the availability of alternate sources of energy.

Husky’s natural gas production is currently located in Western Canada and the Asia Pacific Region. Western Canada is subject to North American market forces. North American natural gas supply and demand is affected by a number of factors including, but not limited to, the amount of natural gas available to specific market areas either from the well head of existing or accessible conventional or unconventional sources (such as from shale), or from storage facilities, technological developments, prevailing weather patterns, the U.S. and Canadian economies, the occurrence of natural disasters and pipeline restrictions.

The natural gas Husky produces in the Asia Pacific Region is sold to specific buyers with long-term contracts. For the Liwan 3-1 gas field, a price profile has been fixed for five years and then will be linked to local benchmark pricing for the years following subject to a fixed floor and ceiling. For Liuhua 34-2, the price is fixed with a single escalation step during the contract delivery period. In Asia or in North America, refined products and the crude oil price is based on the balance of supply and demand. Natural gas price in North America is affected primarily by supply and demand, as well as by prices for alternative energy sources.

In certain instances, the Company uses derivative commodity instruments and futures contracts on commodity exchanges to manage exposure to price volatility on a portion of its refined product, oil and gas production, inventory or volumes in long distance transit.

The fluctuations in refined products, crude oil and natural gas prices are beyond the Company’s control and could have a material adverse effect on the Company’s business, financial condition and cash flow. For information on 2015 commodity price sensitivities, refer to Section 3.0.

Management’s Discussion and Analysis 2015

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

Restricted Market Access and Pipeline Interruptions

Husky’s results depend upon the Company’s ability to deliver products to the most attractive markets. The Company’s results could be impacted by restricted market access resulting from a lack of pipeline or other transportation alternatives to attractive markets as well as regulatory and/or other marketplace barriers. The interruptions and restrictions may be caused by the inability of a pipeline to operate, or they can be related to capacity constraints as the supply of feedstock into the system exceeds the infrastructure capacity. With growing conventional, shale oil, and oil sands production across North America and limited availability of infrastructure to carry the Company’s products to the marketplace, oil and natural gas transportation capacity is expected to be restricted in the next few years. Restricted market access may potentially have a material impact on the Company’s financial condition, short-term to long-term business strategy, cash flow, earnings and corporate reputation. Unplanned shutdowns and closures of its refineries and or upgrader may limit Husky’s ability to deliver product with negative implications on sales and results from operating activities.

Security and Terrorist Threats

Security threats and terrorist or activist activities may impact the Company’s personnel, which could result in injury, death, extortion, hostage situations and/or kidnapping, including unlawful confinement. A security threat, terrorist attack or activist incident targeted at a facility, office or offshore vessel/installation owned or operated by the Company could result in the interruption or cessation of key elements of the Company’s operations. Outcomes of such incidents could have a material impact on the Company’s financial condition, business strategy and cash flow.

A cyber incident may impact the operational state and/or cause physical damage to the Company’s assets, along with potential health and safety risks or loss of intellectual property.

International Operations

International operations can expose the Company to uncertain political, economic and other risks. The Company’s operations in certain jurisdictions may be adversely affected by political, economic or social instability or events. These events may include, but are not limited to, onerous fiscal policy, renegotiation or nullification of agreements, imposition of onerous regulation, changes in laws governing existing operations, financial constraints, including currency and exchange rate fluctuations, unreasonable taxation and corrupt behaviour of public officials, joint venture partners or third-party representatives that could result in lost business opportunities for Husky. This could adversely affect the Company’s interest in its foreign operations and future profitability.

Major Project Execution

The Company manages a variety of oil and gas projects ranging from Upstream to Downstream assets. The risks associated with project development and execution, as well as the risks involved in commissioning and integration of new assets with existing facilities, can impact the economic feasibility of the Company’s projects. These risks can result in, among other things, cost overruns, schedule delays and decreases in product markets. These risks can also impact the Company’s safety and environmental performance, which could negatively affect the Company’s reputation.

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

Management’s Discussion and Analysis 2015

Reserves Data and Future Net Revenue Estimates

The reserves data contained or referenced in this MD&A represent estimates only. The accurate assessment of oil and gas reserves is critical to the continuous and effective management of the Company’s Upstream assets. Reserves estimates support various investment decisions about the development and management of oil and gas properties. In general, estimates of economically recoverable crude oil and natural gas reserves and the future net cash flow therefrom are based upon a number of variable factors and assumptions, such as product prices, future operating and capital costs, historical production from the properties and the assumed effects of regulation by government agencies, including with respect to royalty payments, all of which may vary considerably from actual results. All such estimates are to some degree uncertain, and classifications of reserves are only attempts to define the degree of uncertainty involved. For those reasons, estimates of the economically recoverable oil and gas reserves attributable to any particular group of properties, classification of such reserves and resources based on risk of recovery and estimates of future net revenues expected therefrom may differ substantially from actual results. The data may be prepared by different engineers or by the same engineers at different times. These factors may cause the estimates to vary substantially over time. All reserves estimates involve a degree of ambiguity and, at times, rely on indirect measurement techniques to estimate the size and recoverability of the resource. While new technologies have increased the accuracy of these techniques, there remains the potential for human or systemic error in recording and reporting the magnitude of the Company’s oil and gas reserves. Inaccurate appraisal of large project reservoirs could result in missed production, revenue and earnings targets and could negatively affect the Company’s reputation, investor confidence and the Company’s ability to deliver on its growth strategy.

Government Regulation

Given the scope and complexity of Husky’s operations, the Company is subject to regulation and intervention by governments at the federal, provincial, state and municipal levels in the countries in which it conducts its operations or exploratory activities. As these governments continually balance competing demands from different interest groups and stakeholders, the Company recognizes that the magnitude of regulatory risks has the potential to change over time. Changes in government policy, legislation or regulation could impact the Company’s existing and planned projects as well as impose costs of compliance and increase capital expenditures and operating expenses. Examples of the Company’s regulatory risks include, but are not limited to, uncertain or negative interactions with governments, uncertain energy policies, uncertain climate policies, uncertain environmental and safety policies, penalties, taxes, royalties, government fees, reserves access, limitations or increases in costs relating to the exportation of commodities, restrictions on the acquisition of exploration and production rights and land tenure, expropriation or cancellation of contract rights, limitations on control over the development and abandonment of fields and loss of licences to operate.

Environmental Regulation

Changes in environmental regulation could have a material adverse effect on Husky’s financial condition and results of operations by requiring increased capital expenditures and operating costs or by impacting the quality, formulation or demand of products, which may or may not be offset through market pricing.

The scope and complexity of changes in environmental regulation make it challenging to forecast the potential impact to Husky. Husky has made projections of the impact of scenarios involving certain potential laws and regulations relating to climate change. Husky engages in dialogue on proposed changes, both directly and through industry associations, to ensure the Company’s interests are recognized and Husky is sufficiently prepared to fully comply when new regulations come into force.

Husky anticipates further changes in environmental legislation could occur, which may result in stricter standards and enforcement, larger fines and liabilities, increased compliance costs and approval delays for critical licences and permits, which could have a material adverse effect on Husky’s financial condition and results of operations through increased capital and operating costs.

Some of the topics that are or could in the future be subject to new or enhanced environmental regulation include:

•	greenhouse gas (“GHG”) emission regulations in jurisdictions where the Company has operations;

•	increased restrictions on freshwater licensing;

•	enhanced groundwater and surface water monitoring;

•	enhanced water discharge criteria;

•	provincial/state level calculation and regulation of carbon intensity for transportation fuels;

•	fuel reformulation to support reduced transportation emissions;

•	managing air pollutants at facility and equipment levels;

•	potential for a moratorium on development in areas of particular value to species at risk; and

•	the transportation of product by rail.

Management’s Discussion and Analysis 2015

Transportation of Dangerous Goods Regulation

New regulations amending the Canadian Transportation of Dangerous Goods Regulations were published on May 20, 2015. The regulatory package was made in coordination with the United States Department of Transportation (“USDOT”), the USDOT package having been developed by the USDOT’s affiliate regulators, the Federal Railroad Administration and the Pipeline and Hazardous Materials Safety Administration (“PHMSA”). The new regulations unveiled a new, enhanced, class of tank car and were characterized by the USDOT as an aggressive, risk-based retrofitting schedule for older tank cars carrying, in particular, crude oil and ethanol. The new class of non-pressurized tank car (TC-117 in Canada and DOT-117 in the United States) adopts technical requirements for Class 3 flammable liquids service: jacketed and thermally insulated shells of 9/16-inch steel, full-height half-inch-thick head shields, re-closable pressure relief valves and rollover protection for top fittings.

The new regulations also provide a timeline for the retrofitting or retirement of existing DOT-111 cars and the newer industry-sponsored CPC-1232 cars that were constructed since 2011. Husky currently leases and operates a fleet of 1,534 tank cars, 314 or 20 percent of which are affected by the new regulations and will be replaced.

In December 2015, the U.S. congress passed the FAST Act, a federal transportation bill. Among other things, the FAST Act requires the phased implementation of new tank car standards previously finalized by PHMSA for all flammable liquids tank cars.

Husky loads, bills, and ships cars to destinations all over North America from five primary locations: Lloydminster Upgrader, Lloydminster Refinery, Prince George, Ram River and Lima. The new regulations may impact the Company’s operations in North America.

Climate Change Regulation

The Company continues to monitor the international and domestic efforts to address climate change, including international low carbon fuel standards and regulations and emerging regulations in the jurisdictions in which the Company operates.

Existing regulations in Alberta require facilities that emit more than 100,000 tonnes of carbon dioxide in a year to reduce their emissions intensity by up to 20 percent below an established baseline emissions intensity by January 1, 2017. These regulations currently affect the Company’s Ram River Gas Plant and Tucker Thermal Facility. Husky’s Sunrise Energy Project will not be impacted by the existing regulations before they expire in 2017. The Alberta Climate Leadership Plan will be implemented in 2017. The regulations under this plan are currently under development and will cover all of the Company’s assets in Alberta. These regulations may materially impact the Company’s current and future operations in the province.

The Saskatchewan government is currently in the process of developing regulations. These regulations may impact the Company’s current and future operations in the province.

British Columbia currently has a $30 per tonne carbon tax that is in place on fuel the Company uses and purchases in that jurisdiction, which affects all of the Company’s operations in British Columbia. Additionally, British Columbia has a Renewable and Low Carbon Fuel Requirements Regulation in place that requires a reduction in the allowable carbon intensities of all fuels, with penalties applied for intensities that do not meet targets. As a result of credits generated by the Company, it is anticipated that penalty payments will not begin to apply until the end of 2017. Beyond that, the cost of compliance with the regulation may become material.

At the Company’s Prince George Refinery, certain biodiesel options are not feasible operationally or economically. With the current biodiesel option, it is not economically feasible to increase the blending percentages.

The B.C. government is currently conducting additional consultation on its Climate Leadership Plan. Future regulations may impact the Company’s current and future operations in British Columbia.

Manitoba released its Climate Change and Green Economy Action Plan in December 2015 and pledged to start a carbon cap-and-trade system aiming to cut GHG emissions from 2005 levels by one-third by 2030 and by one-half by 2050. Manitoba has stated it will cap GHG emissions for certain sectors and link its cap-and-trade system with others in North America. Details on the plan will follow public consultations, and its implementation may impact Husky’s operations in Manitoba.

The Federal Government of Canada has announced its intention to commence developing a new federal climate change plan in consultation with the provinces. It is not clear how this new plan will be structured and what impacts it will have on Husky’s operations. Climate change regulations may become more onerous over time as governments implement policies to further reduce GHG emissions. Although the impact of emerging regulations is uncertain, they may have a material adverse effect on the Company’s financial condition and results of operations through increased capital and operating costs and change in demand for refined products.

The Company’s U.S. refining business may be materially impacted by implementation of the Environmental Protection Agency’s climate change rules or by future U.S. GHG legislation that applies to the oil and gas industry or the consumption of petroleum products. Such legislation or regulation could require the Company’s U.S. refining operations to significantly reduce emissions and/or purchase allowances, which may have a material adverse effect on the Company’s financial condition and results of operations through increased capital and operating costs.

Management’s Discussion and Analysis 2015

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

Climatic Conditions

Extreme climatic conditions may have significant adverse effects on operations. Weather and climate affect demand, and therefore, the predictability of the demand for energy is affected to a large degree by the predictability of weather and climate. In addition, the Company’s exploration, production and construction operations, or disruptions to the operations of major customers or suppliers, can be affected by extreme weather. This may result in cessation or diminishment of production, delay of exploration and development activities or delay of plant construction. All of these could potentially cause adverse financial impacts.

The Company operates in some of the harshest environments in the world, including offshore in the Atlantic Region. Climate change may increase severe weather conditions in these locations including winds, flooding and variable temperatures, which are contributing to the melting of Northern ice and increased creation of icebergs. Icebergs off the coast of Newfoundland and Labrador may threaten offshore oil production facilities, causing damage to equipment and possible production disruptions, spills, asset damage and human impacts. The Company has in place a number of policies to protect people, equipment and the environment in the event of extreme weather conditions and ice melt conditions.

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

The Company enters into short-dated foreign exchange contracts to fix the exchange rate for conversion of U.S. dollar denominated revenue to hedge against these potential fluctuations. The Company also designates a portion of its U.S debt as a hedge of the Company’s net investment in the U.S. refining operations for which the U.S. dollar is the functional currency. At December 31, 2015, the amount that the Company designated was U.S. $3.2 billion (December 31, 2014 – U.S. $2.9 billion).

Management’s Discussion and Analysis 2015

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

Counterparty Credit Risk

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

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price. The Company’s process for managing liquidity risk includes ensuring, to the extent possible, that it has access to multiple sources of capital including: cash and cash equivalents, cash from operating activities, undrawn credit facilities and the availability to raise capital from various debt and equity capital markets under its shelf prospectuses. The availability of capital under its shelf prospectuses is dependent on market conditions at the time of sale.

Credit Rating Risk

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

The Company is committed to retaining investment grade credit ratings to support access to capital markets and currently has the following credit ratings:

	S&P Rating Services	Moody’s Investor Service	DBRS Limited
Outlook/Trend	Negative - Issuer	Stable	Negative
Senior Unsecured Debt	BBB+	Baa2	A(low)
Series 1 Preferred Shares	P-2(low)		Pfd-2(low)
Series 3 Preferred Shares	P-2(low)		Pfd-2(low)
Series 5 Preferred Shares	P-2(low)		Pfd-2(low)
Series 7 Preferred Shares	P-2(low)		Pfd-2(low)
Commercial Paper			R-1(low)

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

The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities, short-term debt, long-term debt, contribution payable, inventories measured at fair value, long-term income tax receivable, portions of other assets and other long-term liabilities.

For the year ended December 31, 2015, the Company recognized a $15 million unrealized gain on its crude oil and natural gas risk management positions which were recorded in marketing and other. In addition, the Company recognized a $27 million loss on foreign currency forwards, $1 million unrealized gain recorded in other-net and $28 million realized loss recorded in net foreign exchange gains. Refer to Note 24 to the 2015 Consolidated Financial Statements.

Management’s Discussion and Analysis 2015

8.0	Liquidity and Capital Resources

8.1	Summary of Cash Flow

Cash Flow Summary ($ millions)	2015	2014
Cash flow
Operating activities	3,760	5,585
Financing activities	(210)	(6)
Investing activities	(4,817)	(5,423)

Cash Flow from Operating Activities

Cash flow generated from operating activities was $3,760 million in 2015 compared to $5,585 million in 2014. The decrease was primarily due to significantly lower realized crude oil and North American natural gas prices partially offset by lower cash taxes paid, higher production and cash flow from the Asia Pacific Region.

Cash Flow used for Financing Activities

Cash flow used for financing activities was $210 million in 2015 compared to $6 million in 2014. Cash flow used for financing activities was primarily used for the net repayment of $175 million of short-term debt in 2015 compared to the net issuance of $895 million of short-term debt in 2014. The increase in cash flow used for financing activities was partially offset by the net inflow of cash from the issuance and repayment of long-term debt.

Cash Flow used for Investing Activities

Cash flow used for investing activities was $4,817 million in 2015 compared to $5,423 million in 2014. The decrease was primarily due to a reduction in capital expenditures partially offset by the payment of $1.3 billion of the Company’s BP-Husky Refining LLC contribution payable in 2015.

8.2	Working Capital Components

Working capital is the amount by which current assets exceed current liabilities. At December 31, 2015, Husky’s working capital deficiency was $922 million compared to a deficiency of $1,314 million at December 31, 2014. A reconciliation of Husky’s working capital deficiency is as follows:

($ millions)	December 31, 2015	December 31, 2014	Change
Cash and cash equivalents	70	1,267	(1,197)
Accounts receivable	1,014	1,324	(310)
Income taxes receivable	312	353	(41)
Inventories	1,247	1,385	(138)
Prepaid expenses	271	166	105
Accounts payable and accrued liabilities	(2,527)	(2,989)	462
Asset retirement obligations	(102)	(97)	(5)
Short-term debt	(720)	(895)	175
Contribution payable	(210)	(1,528)	1,318
Long-term debt due within one year	(277)	(300)	23

Net working capital (deficiency)	(922)	(1,314)	392

The decrease in cash was primarily due to lower cash flow from operating activities in 2015 resulting primarily from significantly lower realized crude oil and North American natural gas prices. Fluctuations in accounts receivable and accounts payable were due to the timing of settlements compared to 2014. The decrease in contribution payable resulted from the U.S. $1 billion payment, equivalent to $1.3 billion at the time of payment, on a U.S. capital contribution obligation in February 2015. The Company has sufficient sources of liquidity to supplement the net working capital deficiency as at December 31, 2015. Refer to section 8.3 in this MD&A.

Management’s Discussion and Analysis 2015

8.3	Sources of Liquidity

Liquidity describes a company’s ability to access cash. Sources of liquidity include cash flow from operations, proceeds from the issuance of equity, proceeds from the issuance of short and long-term debt, availability of short and long-term credit facilities and proceeds from asset sales. Since the Company operates in the Upstream oil and gas industry, it requires significant cash to fund capital programs necessary to maintain or increase production, develop reserves, acquire strategic oil and gas assets and repay maturing debt.

During times of low oil and gas prices, a portion of capital programs can generally be deferred. However, due to the long cycle times and the importance to future cash flow in maintaining the Company’s production, it may be necessary to utilize alternative sources of capital to continue the Company’s strategic investment plan during periods of low commodity prices. As a result, the Company frequently evaluates the options available with respect to sources of short and long-term capital resources. The Company continues to believe that it has sufficient liquidity to sustain its operations, fund capital programs and meet non-cancellable contractual obligations and commitments in the short and long-term principally by cash generated from operating activities, cash on hand, the issuance of equity, the issuance of debt and borrowings under committed and uncommitted credit facilities. The Company is continually examining its options with respect to sources of long and short-term capital resources to ensure it retains financial flexibility.

At December 31, 2015, Husky had the following available credit facilities:

Credit Facilities

($ millions)	Available	Unused
Operating facilities(1)	645	429
Syndicated credit facilities(2)	4,000	2,781

	4,645	3,210

(1)	Consists of demand credit facilities.
(2)	Commercial paper outstanding is supported by the Company’s Syndicated credit facilities.

At December 31, 2015, Husky had $3,210 million of unused credit facilities of which $2,781 million are long-term committed credit facilities and $429 million are short-term uncommitted credit facilities. A total of $216 million of the Company’s short-term uncommitted borrowing credit facilities was used in support of outstanding letters of credit and $720 million of the Company’s long-term committed borrowing credit facilities was used in support of commercial paper. At December 31, 2015 the Company had direct borrowings of $499 million against committed credit facilities. The Company’s ability to renew existing bank credit facilities and raise new debt is dependent upon maintaining an investment grade debt rating and the condition of capital and credit markets. Credit ratings may be affected by the Company’s level of debt, from time to time.

The Company’s share capital is not subject to external restrictions; however, the syndicated credit facilities include leverage covenants used to assess the Company’s financial strength. The covenant is calculated as long-term debt including current portion net of certain adjusting items specified in the agreement divided by earnings (loss) from operating activities before DD&A net of certain adjusting items specified in the agreement. The Company was in compliance with the syndicate credit facility covenants at December 31, 2015 and assesses the risk of non-compliance to be low. If the Company does not comply with the covenants under the syndicated credit facilities, there is the risk that repayment could be accelerated.

The Sunrise Oil Sands Partnership has an unsecured demand credit facility of $10 million available for general purposes. The Company’s proportionate share is $5 million. There were no amounts drawn on this demand credit facility at December 31, 2015.

On March 17, 2014, the Company issued U.S. $750 million of 4 percent notes due April 15, 2024 pursuant to a universal short form base shelf prospectus that expired on November 30, 2015. The notes are redeemable at the option of the Company at any time, subject to a make-whole premium if the notes are redeemed prior to the three month period prior to maturity. Interest is payable semi-annually. The notes are unsecured and unsubordinated and rank equally with all of the Company’s other unsecured and unsubordinated indebtedness.

On June 15, 2014, the Company repaid the maturing 5.9 percent notes issued under a trust indenture dated September 11, 2007. The amount paid to noteholders was U.S. $772 million, including U.S. $22 million of interest, equivalent to $839 million in Canadian dollars at the time of repayment, including interest of $25 million.

On September 15, 2014, the Company launched a commercial paper program in Canada. The program is supported by the Company’s syndicated credit facilities and the Company is authorized to issue commercial paper up to a maximum of $1.0 billion having a term not to exceed 365 days. The weighted average interest rate for commercial paper outstanding as at December 31, 2015 was 0.81 percent (December 31, 2014 - 1.24 percent).

Management’s Discussion and Analysis 2015

On December 9, 2014, the Company issued 10 million Series 3 Preferred Shares at a price of $25.00 per share for aggregate gross proceeds of $250 million. Holders of the Series 3 Preferred Shares are entitled to receive a cumulative quarterly fixed dividend yielding 4.5 percent annually for the initial period ending December 31, 2019 as declared by the Company. Thereafter, the dividend rate will be reset every five years at the rate equal to the five-year Government of Canada bond yield plus 3.13 percent. Holders of Series 3 Preferred Shares will have the right, at their option, to convert their shares into Cumulative Redeemable Preferred Shares, Series 4 (the “Series 4 Preferred Shares”), subject to certain conditions, on December 31, 2019 and on December 31 every five years thereafter. Holders of the Series 4 Preferred Shares will be entitled to receive cumulative quarterly floating dividends at a rate equal to the 90-day Government of Canada Treasury Bill yield plus 3.13 percent.

On February 23, 2015, the Company filed a universal short form base shelf prospectus with applicable securities regulators in each of the provinces of Canada (the “Canadian Shelf Prospectus”) that enables the Company to offer up to $3.0 billion of common shares, preferred shares, debt securities, subscription receipts, warrants and other units in Canada up to and including March 23, 2017.

On March 6, 2015, the Company’s $1.63 billion and $1.60 billion revolving syndicated credit facilities were each increased to $2.0 billion. The terms of the revolving syndicated credit facilities remain unchanged.

On March 12, 2015, the Company issued eight million Series 5 Preferred Shares at a price of $25.00 per share for aggregate gross proceeds of $200 million, by way of a prospectus supplement dated March 5, 2015 to the Canadian Shelf Prospectus. Net proceeds after share issue costs were $195 million. Holders of the Series 5 Preferred Shares are entitled to receive a cumulative quarterly fixed dividend yielding 4.50 percent annually for the initial period ending March 31, 2020 as declared by the board of directors. Thereafter, the dividend rate will be reset every five years at the rate equal to the five-year Government of Canada bond yield plus 3.57 percent. Holders of Series 5 Preferred Shares will have the right, at their option, to convert their shares into Cumulative Redeemable Preferred Shares, Series 6 (the “Series 6 Preferred Shares”), subject to certain conditions, on March 31, 2020 and on March 31 every five years thereafter. Holders of the Series 6 Preferred Shares will be entitled to receive cumulative quarterly floating dividends at a rate equal to the 90-day Government of Canada Treasury Bill yield plus 3.57 percent. Net proceeds from the Series 5 Preferred Shares was used for general corporate purposes, which included, among other things, the partial repayment of bank debt incurred by Husky to fund early payment of U.S. $1 billion of the Company’s net capital contribution payable with BP-Husky Refining LLC.

On March 12, 2015, the Company repaid the maturing 3.75 percent notes issued under a trust indenture dated December 21, 2009. The amount paid to noteholders was $306 million, including $6 million of interest.

On March 12, 2015, the Company issued $750 million of 3.55 percent notes due March 12, 2025 by way of a prospectus supplement dated March 9, 2015 to the Canadian Shelf Prospectus. The notes are redeemable at the option of the Company at any time, subject to a make whole premium unless the notes are redeemed in the three month period prior to maturity. Interest is payable semi-annually on March 12 and September 12 of each year, beginning September 12, 2015. The notes are unsecured and unsubordinated and rank equally with all of the Company’s other unsecured and unsubordinated indebtedness. Net proceeds from the offering was used for general corporate purposes, which included, among other things, the partial repayment of bank debt incurred by Husky to fund early payment of U.S. $1 billion of the Company’s net capital contribution payable with BP-Husky Refining LLC.

On June 17, 2015, the Company issued six million Series 7 Preferred Shares at a price of $25.00 per share for aggregate gross proceeds of $150 million, by way of a prospectus supplement dated June 10, 2015 to the Canadian Shelf Prospectus. Net proceeds after share issue costs were $145 million. Holders of the Series 7 Preferred Shares are entitled to receive a cumulative fixed dividend yielding 4.60 percent annually for the initial period ending June 30, 2020 as declared by the board of directors. Thereafter, the dividend rate will be reset every five years at the rate equal to the five-year Government of Canada bond yield plus 3.52 percent. Holders of the Series 7 Preferred Shares will have the right, at their option, to convert their shares into Cumulative Redeemable Preferred Shares, Series 8 (the “Series 8 Preferred Shares”), subject to certain conditions, on June 30, 2020 and on June 30 every five years thereafter. Holders of the Series 8 Preferred Shares will be entitled to receive cumulative quarterly floating dividends at a rate equal to the 90-day Government of Canada Treasury Bill yield plus 3.52 percent. Net proceeds from the Series 7 Preferred Shares was used for general corporate purposes, which included, among other things, the partial repayment of bank debt incurred by Husky to fund capital expenditures for the advancement of near term heavy oil thermal projects.

On December 22, 2015, the Company filed a universal short form base shelf prospectus (the “U.S. Shelf Prospectus”) with the Alberta Securities Commission and a related U.S. registration statement containing the U.S. Shelf Prospectus with the SEC that enables the Company to offer up to U.S. $3.0 billion of debt securities, common shares, preferred shares, subscription receipts, warrants and units of the Company in the United States up to and including January 22, 2018. During the 25-month period that the U.S. Shelf Prospectus and the related U.S registration statement are effective, securities may be offered in amounts, at prices and on terms set forth in a prospectus supplement. This shelf prospectus and related U.S. registration statement replaces the universal short form base shelf prospectus filed with the Alberta Securities Commission and the related U.S registration statement filed with the SEC that expired on November 30, 2015 with $2.25 billion of unused capacity.

The Company has $1.9 billion in unused capacity under the Canadian Shelf Prospectus and U.S. $3.0 billion in unused capacity under the U.S. Shelf Prospectus and related U.S. registration statement as at December 31, 2015. The ability of the Company to utilize the capacity under its shelf prospectus and related U.S. registration statement is subject to market conditions at the time of sale.

Management’s Discussion and Analysis 2015

Net debt

Net debt is calculated as total debt less cash and cash equivalents. At December 31, 2015, the Company had total debt of $6,756 million and cash and cash equivalents of $70 million compared to total debt of $5,292 million and cash and cash equivalents of $1,267 million at December 31, 2014. The Company’s net debt increased by $2,661 million when compared to December 31, 2014:

Net debt ($ millions)	December 31, 2015	December 31, 2014
Net debt at beginning of period	(4,025)	(3,022)
Change in net debt due to:
Cash flow from operations(1)	3,329	5,535
Capital expenditures	(3,005)	(5,023)
Cash dividends paid on common and preferred shares	(1,203)	(1,182)
Change in non-cash working capital	498	571
Proceeds from asset sales	122	66
Net proceeds from issuance of preferred shares	340	243
Effect of exchange rates on cash and cash equivalents	70	14
Effect of exchange rates on long-term debt	(692)	(263)
Income taxes paid	(227)	(661)
Net interest paid	(320)	(277)
Contribution receivable	—	143
Contribution payable	(1,363)	(106)
Other	(210)	(63)

	(2,661)	(1,003)

Net debt at end of period	(6,686)	(4,025)

(1)	Cash flow from operations is a non-GAAP measure. Refer to Section 11.3 for a reconciliation to the GAAP measures.

During the years ended December 31, 2015 and 2014, the Company’s capital expenditures remained in balance with cash flow from operations. The Company’s cash flow from operations is dependent on a number of factors, including commodity prices, production and sales volumes, refining and marketing margins, operating expenses, taxes, royalties and foreign exchange rates. Management prepares capital expenditure budgets annually which are regularly monitored and updated to adapt to changes in market factors. In addition, the Company requires authorizations for capital expenditures on projects, which assists with the management of capital.

To further support the Company’s long-term business objectives, the Company’s Board of Directors has suspended the quarterly common share dividend effective in the fourth quarter of 2015. This initiative supports long-term value maximization while providing further financial flexibility for the Company to achieve its business and financial objectives. The Board of Directors carefully considers numerous factors, including earnings, commodity price outlook, future capital requirements and the financial condition of the Company. The Board will continue to review the Company’s common share dividend policy on a quarterly basis.

During the year ended December 31, 2015, the Company declared dividends of $1.20 per common share, which includes dividends declared for the fourth quarter of 2014, resulting in common share dividends of $1,181 million. During the year ended December 31, 2015, the Company paid $1,167 million in cash to common shareholders compared to $1,169 million during 2014. At December 31, 2015, $296 million in common shares was payable to shareholders on account of dividends declared on October 30, 2015.

The transition of the Western Canada portfolio is being accelerated through a planned disposition of select legacy assets. The Company is assessing a sale of select royalty assets and the potential partial sale of select midstream assets in the Lloydminster region, which includes pipelines and storage facilities. The Company intends to continue as the operator of these select midstream assets. The potential proceeds from these select asset dispositions would generate cash flow and allow the Company to pay down debt which would serve to strengthen the Company’s balance sheet.

Management’s Discussion and Analysis 2015

8.4	Capital Structure

Capital Structure	December 31, 2015
($ millions)	Outstanding	Available(1)
Total debt	6,756	3,210
Common shares, preferred shares, retained earnings and other reserves	16,586

(1)	Total debt available includes committed and uncommitted credit facilities.

The Company’s objectives when managing capital are to maintain a flexible capital structure, which optimizes the cost of capital at acceptable risk, and to maintain investor, creditor and market confidence to sustain the future development of the business. The Company manages its capital structure and makes adjustments as economic conditions and the risk characteristics of its underlying assets change. The Company considers its capital structure to include shareholders’ equity and debt which was $23.3 billion at December 31, 2015 (December 31, 2014 – $25.9 billion). To maintain or adjust the capital structure, the Company may, from time to time, issue shares, raise debt and/or adjust its capital spending to manage its current and projected debt levels.

The Company monitors its capital structure and financing requirements using, among other things, non-GAAP financial metrics consisting of debt to capital employed and debt to cash flow from operations which are non GAAP measures (refer to section 11.3). The Company’s objective is to maintain a debt to capital employed target of less than 25 percent and a debt to cash flow from operations ratio of less than 1.5 times. At December 31, 2015, debt to capital employed was 28.9 percent (December 31, 2014 – 20.5 percent) and debt to cash flow from operations was 2.0 times (December 31, 2014 – 1.0 times) exceeding the Company’s targets. The increase in the Company’s debt to capital and debt to cash flow from operations ratios as at December 31, 2015 reflects the impact of sharp declines in global crude oil and North American natural gas benchmark pricing in the year which resulted in significantly lower cash flow from operations compared to 2014 and the weakening of the Canadian dollar which impacted the translation of the Company’s U.S. denominated long-term debt. The Company has taken measures to strengthen its financial position and navigate through this commodity down cycle including but not limited to a reduction of 2016 budgeted capital spending, the suspension of the quarterly common share dividend, the continued transition to low sustaining capital projects and the planned disposition of select midstream assets in the Lloydminster region and select legacy Upstream assets in Western Canada. To facilitate the management of these ratios, the Company prepares annual budgets, which are updated depending on varying factors such as general market conditions and successful capital deployment. The annual budget is approved by the Board of Directors.

8.5	Contractual Obligations, Commitments and Off-Balance Sheet Arrangements

Contractual Obligations and Other Commercial Commitments

In the normal course of business, the Company is obligated to make future payments. The following summarizes known non-cancellable contracts and other commercial commitments:

Contractual Obligations

Payments due by period ($ millions)	2016	2017-2018	2019-2020	Thereafter	Total
Long-term debt and interest on fixed rate debt	576	947	2,310	3,940	7,773
Operating leases	204	448	208	1,034	1,894
Firm transportation agreements	363	694	644	2,321	4,022
Unconditional purchase obligations(1)	2,337	2,703	2,234	1,346	8,620
Lease rentals and exploration work agreements	181	211	171	1,343	1,906
Obligations to fund equity investee(2)	6	114	114	417	651
Finance lease obligations(3)	35	69	70	800	974
Asset retirement obligations(4)	102	193	188	13,443	13,926

	3,804	5,379	5,939	24,644	39,766

(1)	Includes purchase of refined petroleum products, processing services, distribution services, insurance premiums, drilling services and natural gas purchases.
(2)	Equity investee refers to the Company’s investment in Husky-CNOOC Madura Limited which is accounted for using the equity method.
(3)	Refer to Note 15 to the 2015 Consolidated Financial Statements.
(4)	Asset retirement obligation amounts represent the undiscounted future payments for the estimated cost of abandonment, removal and remediation associated with retiring the Company’s assets.

The Company renewed certain purchase, distribution and terminal commitments related to light oil and asphalt products in 2015.

The Company cancelled its contract for the West Mira semi-submersible rig in 2015 due to the supplier’s inability to deliver West Mira in the timeframe required. Husky subsequently entered into a new agreement for the harsh environment Henry Goodrich rig for developmental drilling at the South White Rose Extension and North Amethyst field, and near field exploration. The rig is expected to arrive in mid-2016.

Management’s Discussion and Analysis 2015

Husky-CNOOC Madura Limited, of which the Company is a joint venturer, has entered into an arrangement to lease an FPSO vessel for the purposes of developing the Madura BD field gas reserves. Husky is obligated to pay 40 percent of the lease payment which is included in obligations to fund equity investee.

The Company updated its estimates for Asset Retirement Obligations (“ARO”) as outlined in Note 16 to the 2015 Consolidated Financial Statements. On an undiscounted and inflated basis, the ARO decreased from $15.5 billion as at December 31, 2014 to $13.9 billion as at December 31, 2015, due to decreased estimated time to retirement in the Upstream and Downstream segments.

Other Obligations

The Company is involved in various claims and litigation arising in the normal course of business, including two claims with the same contractor in which the Company is both defendant and plaintiff. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favour, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings related to these and other matters, or any amount which it may be required to pay, would have a material adverse impact on its financial position, results of operations or liquidity.

The Company has income tax filings that are subject to audit and potential reassessment. The findings may impact the tax liability of the Company. The final results are not reasonably determinable at this time. Management believes that it has adequately provided for current and deferred income taxes.

Husky provides a defined contribution pension plan and a post-retirement health and dental plan for all qualified employees in Canada. The Company also provides a defined benefit pension plan for approximately 60 active employees, 83 participants with deferred benefits and 550 participants or joint survivors receiving benefits in Canada. This plan was closed to new entrants in 1991 after the majority of employees transferred to the defined contribution pension plan (Refer to Note 19 to the 2015 Consolidated Financial Statements).

The Company has an obligation to fund capital expenditures of the BP-Husky Toledo Refinery. During 2015, the Company amended the terms of payment of the Company’s contribution payable with BP-Husky Refining LLC in the first quarter of 2015. In accordance with the amendment, U.S. $1 billion of the net contribution payable was paid on February 2, 2015. Subsequent to the payment, BP-Husky Refining LLC distributed U.S. $1 billion to each of the joint arrangement partners which resulted in the creation of a deferred tax asset and deferred tax recovery of $203 million. As a result of prepayment, the accretion rate was reduced from 6 percent to 2.5 percent for the future term of the agreement and the remaining maturity date was extended to December 31, 2017. The remaining net contribution payable amount of approximately U.S. $251 million (CDN $348 million) will be paid by way of funding all capital contributions of the BP-Husky Refining LLC joint operation with the current and long-term portions reflecting the timing of future expected capital expenditures as at December 31, 2015.

In accordance with the provisions of the regulations of the People’s Republic of China, the Company is required to deposit funds in separate accounts restricted to future decommissioning and disposal obligations. The funds will be used for decommissioning and disposal expenses upon the expiry or termination of the contract for the Asia Pacific Region. At December 31, 2015, $121 million of the funds in decommissioning and disposal expense accounts have been classified as non-current and included in restricted cash.

The Company is also subject to various contingent obligations that become payable only if certain events or rulings occur. The inherent uncertainty surrounding the timing and financial impact of these events or rulings prevents any meaningful measurement, which is necessary to assess their impact on future liquidity. Such obligations include environmental contingencies, contingent consideration and potential settlements resulting from litigation.

The Company has a number of contingent environmental liabilities, which individually have been estimated to be immaterial. These contingent environmental liabilities are primarily related to the migration of contamination at fuel outlets and certain legacy sites where Husky had previously conducted operations. The contingent environmental liabilities involved have been considered in aggregate and based on reasonable estimates the Company does not believe they will result, in aggregate, in a material adverse effect on its financial position, results of operations or liquidity.

Off-Balance Sheet Arrangements

The Company does not believe it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the Company’s financial condition, results of operations, liquidity or capital expenditures.

Standby Letters of Credit

On occasion, the Company issues letters of credit in connection with transactions in which the counterparty requires such security.

Management’s Discussion and Analysis 2015

8.6	Transactions with Related Parties

The Company sells natural gas to and purchases steam from the Meridian Limited Partnership (“Meridian”), owner of the Meridian cogeneration facility, for use at the facility, Upgrader and Lloydminster ethanol plant. In addition, the Company provides facilities services and personnel for the operations of the Meridian cogeneration facility, which are primarily measured and reimbursed at cost. These transactions are related party transactions, as Meridian is an affiliate of one of the Company’s principal shareholders, and have been measured at fair value. For the year ended December 31, 2015, the amount of natural gas sales to Meridian totalled $50 million. For the year ended December 31, 2015, the amount of steam purchased by the Company from Meridian totalled $16 million. For the year ended December 31, 2015, the total cost recovery by the Company for facilities services was $17 million. At December 31, 2015, the Company had $2 million due from Meridian with respect to these transactions.

At December 31, 2015, $38 million of the May 11, 2009 7.25 percent notes were held by related parties and are included in long-term debt in the Company’s consolidated balance sheet. Mr. Canning Fok, co-chair and a director of the Company, indirectly subscribed for $3 million of the senior notes. Ace Dimension Limited subscribed for $35 million of the senior notes. These related party transactions were measured at fair market value at the date of the transactions and have been carried out on the same terms as applied to unrelated parties who purchased the senior notes pursuant to the public offering of the senior notes.

On December 7, 2010, the Company issued 28.9 million common shares at a price of $24.50 per share for total gross proceeds of $707 million in a private placement to its then principal shareholders, L.F. Management and Investment S.à r.l (formerly L.F. Investments (Barbados) Limited) and Hutchison Whampoa Luxembourg Holdings S.à r.l, which was completed in conjunction with a public offering by the Company of common shares in Canada.

On June 29, 2011, the Company issued 7.4 million common shares at a price of $27.05 per share for total gross proceeds of $200 million in a private placement to its then principal shareholders, L.F. Management and Investment S.à r.l (formerly L.F. Investments (Barbados) Limited) and Hutchison Whampoa Luxembourg Holdings S.à r.l, which was completed in conjunction with a public offering by the Company of common shares.

8.7	Outstanding Share Data

Authorized:

• unlimited number of common shares

• unlimited number of preferred shares

Issued and outstanding: February 23, 2016

• common shares	1,005,451,854

• cumulative redeemable preferred shares, series 1	12,000,000

• cumulative redeemable preferred shares, series 3	10,000,000

• cumulative redeemable preferred shares, series 5	8,000,000

• cumulative redeemable preferred shares, series 7	6,000,000

• stock options	26,956,351

• stock options exercisable	16,335,577

Management’s Discussion and Analysis 2015

9.0	Critical Accounting Estimates and Key Judgments

Husky’s consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Significant accounting policies are disclosed in Note 3 to the 2015 Consolidated Financial Statements. Certain of the Company’s accounting policies require subjective judgment and estimation about uncertain circumstances.

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

Depletion, Depreciation, Amortization and Impairment

Eligible costs associated with oil and gas activities are capitalized on a unit of measure basis. Depletion expense is subject to estimates including petroleum and natural gas reserves, future petroleum and natural gas prices, estimated future remediation costs, future interest rates as well as other fair value assumptions. The aggregate of capitalized costs, net of accumulated DD&A, less estimated salvage values, is charged to DD&A over the life of the proved developed reserves using the unit of production method, except in the case of assets whose useful life is shorter or longer than the lifetime of the proved developed reserves of that field, in which case the straight-line method or a unit-of-production method based on total proved plus probable reserves is applied.

Impairment of Non-Financial Assets

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

The determination of the recoverable amount for impairment purposes involves the use of numerous assumptions and estimates. Estimates of future cash flows used in the evaluation of impairment of assets are made using management’s forecasts of commodity prices, operating costs and future capital expenditures, marketing supply and demand, forecasted crack spreads, growth rate, discount rate and, in the case of oil and gas properties, expected production volumes. Expected production volumes take into account assessments of field reservoir performance and include expectations about proved and probable volumes and where applicable economically recoverable resources associated with interests in certain Husky properties which are risk-weighted utilizing geological, production, recovery, market price and economic projections. Either the cash flow estimates or the discount rate is risk-adjusted to reflect local conditions as appropriate. Future revisions to these assumptions impact the recoverable amount.

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

Management’s Discussion and Analysis 2015

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

Management’s Discussion and Analysis 2015

10.0	Recent Accounting Standards and Changes in Accounting Policies

Recent Accounting Standards

The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Revenue from Contracts with Customers

In September 2015, the IASB published an amendment to IFRS 15, deferring the effective date of the standard by one year to annual periods beginning on or after January 1, 2018. Early adoption is permitted. The Company is currently evaluating the impact of adopting IFRS 15 on the consolidated financial statements.

Leases

In January 2016, the IASB issued IFRS 16, Leases. The standard will be effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted, provided IFRS 15 Revenue from Contracts with Customers, has been applied, or is applied at the same date as IFRS 16. The Company is currently evaluating the impact of adopting IFRS 16 on the consolidated financial statements.

Financial Instruments

In July 2014, the IASB issued IFRS 9, “Financial Instruments”, to replace IAS 39 which provides a logical model for classification and measurement, a single, forward-looking ‘expected loss’ impairment model and a substantially-reformed approach to hedge accounting. The standard is effective for the Company for annual periods beginning on January 1, 2018, with required retrospective application and early adoption permitted. The Company intends to retrospectively adopt the standard on January 1, 2018. The Company is currently evaluating the impact of adopting IFRS 9 on the consolidated financial statements.

Change in Accounting Policy

The Company has applied the following standards and amendments for the first time for the annual reporting period commencing January 1, 2015:

•	Annual Improvements to IFRS - 2010 - 2012 Cycle and 2011 - 2013 Cycle

•	Defined Benefit Plans: Employee Contributions - Amendments to IAS 19

The adoption of these amendments did not have any impact on the annual Consolidated Financial Statements. The nature and the impact of each new standard or amendment is described below:

IFRS 8 Operating Segments

The amendments are applied retrospectively and clarify that an entity must disclose the judgments made by management in applying the aggregation criteria in paragraph 12 of IFRS 8, including a brief description of operating segments that have been aggregated and the economic characteristics used to assess whether the segments are ‘similar’. The reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker, similar to the required disclosure for segment liabilities. The adoption of this amended standard has no material impact on the Company’s Consolidated Financial Statements.

IFRS 2 Share-based Payment

This improvement is applied prospectively and clarifies various issues relating to the definitions of performance and service conditions which are vesting conditions, including:

•	A performance condition must contain a service condition;

•	A performance target may relate to the operations or activities of an entity, or to those of another entity in the same group;

•	A performance target must be met while the counterparty is rendering service; and

•	A performance condition may be a market or non-market condition.

The adoption of this amended standard has no impact on the Company’s Consolidated Financial Statements.

IFRS 3 Business Combinations

The amendment is applied prospectively and clarifies that all contingent consideration arrangements classified as liabilities (or assets) arising from a business combination should be subsequently measured at fair value through profit or loss whether or not they fall within the scope of IFRS 9 (or International Accounting Standard (“IAS”) 39, as applicable). The adoption of this amended standard has no impact on the Company’s Consolidated Financial Statements.

Management’s Discussion and Analysis 2015

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

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “schedules” and “outlook”). In particular, forward-looking statements in this document include, but are not limited to, references to:

•	with respect to the business, operations and results of the Company generally: the Company’s general strategic plans and growth strategies; the Company’s 2016 production guidance, including guidance for specified areas and product types; and the Company’s 2016 Upstream capital expenditures program, including guidance for specified areas and product types;

•	with respect to the Company’s Asia Pacific Region: planned timing of first production from the Madura Strait BD, MDA, MBH and MDK fields, and forecasted combined net peak sales volumes for these fields; exploration and drilling plans at Block 15/33; and anticipated timeframe for acquiring seismic survey data for the offshore Taiwan block;

•	with respect to the Company’s Atlantic Region: anticipated timing of the arrival of the Henry Goodrich drilling rig and associated drilling plans for the White Rose field and satellite extensions, South White Rose extension and North Amethyst Hibernia formation;

•	with respect to the Company’s Oil Sands properties: forecast daily production from the Company’s Sunrise Energy Project by the end of 2016;

•	with respect to the Company’s Heavy Oil properties: anticipated daily production from the Company’s heavy oil thermal portfolio by the end of 2016; anticipated timing of first production from, and forecast net peak daily production from, the Company’s Edam East, Edam West and Vawn heavy oil thermal projects; forecasted net peak daily production from the Company’s Rush Lake 2 heavy oil thermal project; forecasted net peak daily production of three heavy oil thermal developments in the Lloydminster area; expected timing of first production at the Colony formation at the Tucker thermal project; and anticipated daily production from the Company’s Tucker thermal project by the end of 2016;

•	with respect to the Company’s Western Canadian oil and gas resource plays: the Company’s plan to pursue dispositions of select Upstream legacy assets, select royalty assets, and select midstream assets in the Lloydminster region, and the anticipated resulting balance sheet impact of such dispositions;

•	with respect to the Company’s Infrastructure and Marketing segment: plans to expand terminal pipeline access and product storage opportunities to enhance market access; and benefits of the expansion of the Saskatchewan Gathering System; and

•	with respect to the Company’s Downstream operating segment: anticipated timing and anticipated benefits of the crude oil flexibility project at the Lima Refinery; and anticipated timing and benefits of the feedstock optimization project at the BP-Husky Toledo Refinery.

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

Management’s Discussion and Analysis 2015

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

The Company’s Annual Information Form for the year ended December 31, 2015 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

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

Disclosure of Oil and Gas Reserves and Other Oil and Gas Information

Unless otherwise stated, reserve estimates in this document, have been prepared by internal qualified reserves evaluators in accordance with the Canadian Oil and Gas Evaluation Handbook, have an effective date of December 31, 2015 and represent Husky’s share. Unless otherwise noted, historical production numbers given represent Husky’s share.

The Company uses the terms barrels of oil equivalent (“boe”), which is consistent with other oil and gas companies’ disclosures, and is calculated on an energy equivalence basis applicable at the burner tip whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. The term boe is used to express the sum of the total company products in one unit that can be used for comparisons. Readers are cautioned that the term boe may be misleading, particularly if used in isolation. This measure is used for consistency with other oil and gas companies but does not represent value equivalency at the wellhead.

The Company uses the term reserve replacement ratio, which is consistent with other oil and gas companies’ disclosures. Reserve replacement ratios for a given period are determined by taking the Company’s incremental proved reserve additions for that period divided by the Company’s upstream gross production for the same period. The reserve replacement ratio measures the amount of reserves added to a company’s reserve base during a given period relative to the amount of oil and gas produced during that same period. A company’s reserve replacement ratio must be at least 100 percent for the company to maintain its reserves. The reserve replacement ratio only measures the amount of reserves added to a company’s reserve base during a given period.

Note to U.S. Readers

The Company reports its reserves and resources information in accordance with Canadian practices and specifically in accordance with National Instrument 51-101, “Standards of Disclosure for Oil and Gas Disclosure”, adopted by the Canadian securities regulators. Because the Company is permitted to prepare its reserves and resources information in accordance with Canadian disclosure requirements, it may use certain terms in that disclosure that U.S. oil and gas companies generally do not include or may be prohibited from including in their filings with the Securities and Exchange Commission.

Management’s Discussion and Analysis 2015

11.3	Non-GAAP Measures

Disclosure of non-GAAP Measurements

Husky uses measurements primarily based on IFRS and also on secondary non-GAAP measurements. The non-GAAP measurements included in this MD&A and related disclosures are: adjusted net earnings (loss), cash flow from operations, operating netback, debt to capital employed, earnings coverage, debt to cash flow from operations and LIFO. None of these measurements are used to enhance the Company’s reported financial performance or position. There are no comparable measures in accordance with IFRS for operating netback, debt to capital employed, earnings coverage or debt to cash flow from operations. These are useful complementary measures in assessing Husky’s financial performance, efficiency and liquidity. The non-GAAP measurements do not have a standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other issuers. They are common in the reports of other companies but may differ by definition and application. All non-GAAP measures are defined below.

Adjusted Net Earnings (Loss)

The term “Adjusted Net Earnings (Loss)” is a non-GAAP measure which should not be considered an alternative to, or more meaningful than, “net earnings (loss)” as determined in accordance with IFRS, as an indicator of financial performance. Adjusted net earnings (loss) is comprised of net earnings (loss) and excludes items such as after-tax property, plant and equipment impairment charges, goodwill impairment charges, exploration and evaluation asset write-downs and inventory write-downs not considered to be indicative of the Company’s ongoing financial performance. Adjusted net earnings (loss) is a complementary measure used in assessing Husky’s financial performance through providing comparability between periods. Adjusted net earnings (loss) was redefined in the third quarter of 2015. Previously, adjusted net earnings (loss) was defined as net earnings (loss) plus after-tax property, plant and equipment impairment charges and inventory write-downs.

The following table shows the reconciliation of net earnings (loss) to adjusted net earnings (loss) for the three months and years ended December 31:

	Three months ended Dec. 31,		Year ended Dec. 31,
($ millions)	2015	2014	2015	2014	2013
Net earnings (loss)	(69)	(603)	(3,850)	1,258	1,829
Impairment of property, plant and equipment, net of tax	—	622	3,664	622	204
Impairment of goodwill	—	—	160	—	—
Exploration and evaluation asset write-downs, net of tax	6	1	177	4	6
Inventory write-downs, net of tax	14	128	14	135	1

Adjusted net earnings (loss)	(49)	148	165	2,019	2,040

Cash Flow from Operations

The term “Cash Flow From Operations” is a non-GAAP measure which should not be considered an alternative to, or more meaningful than, “cash flow – operating activities” as determined in accordance with IFRS, as an indicator of financial performance. Cash flow from operations is presented in the Company’s financial reports to assist management and investors in analyzing operating performance by business in the stated period. Cash flow from operations equals net earnings (loss) plus items not affecting cash which include accretion, depletion, depreciation, amortization and impairment, inventory write-downs to net realizable value, exploration and evaluation expenses, deferred income taxes (recoveries), foreign exchange (gain) loss, stock-based compensation, loss (gain) on sale of property, plant, and equipment and other non-cash items.

Management’s Discussion and Analysis 2015

The following table shows the reconciliation of cash flow – operating activities to cash flow from operations and related per share amounts for the three months and years ended December 31:

	Three months ended Dec. 31,		Year ended Dec. 31,
($ millions)	2015	2014	2015	2014	2013
Net earnings (loss)	(69)	(603)	(3,850)	1,258	1,829
Items not affecting cash:
Accretion	30	32	121	134	125
Depletion, depreciation, amortization and impairment	801	1,704	8,644	4,010	3,005
Inventory write-down to net realizable value	22	202	22	211	—
Exploration and evaluation expenses	7	1	242	6	10
Deferred income taxes (recoveries)	(137)	(282)	(1,827)	(191)	210
Foreign exchange (gain) loss	(8)	93	27	71	11
Stock-based compensation	(15)	(19)	(39)	(17)	105
Loss (gain) on sale of assets	(6)	(1)	(16)	(36)	(27)
Other	15	18	5	89	(46)

Cash flow from operations	640	1,145	3,329	5,535	5,222

Cash flow from operations – basic	0.65	1.16	3.38	5.63	5.31
Cash flow from operations – diluted	0.65	1.16	3.38	5.62	5.31

Operating Netback

Operating netback is a common non-GAAP metric used in the oil and gas industry. Management believes this measurement assists management and investors to evaluate the specific operating performance by product at the oil and gas lease level. The operating netback was determined as realized price less royalties, operating costs and transportation on a per unit basis.

Debt to Capital Employed

Debt to capital employed percentage is a non-GAAP measure and is equal to long-term debt, long-term debt due within one year, and short-term debt divided by the two year average capital employed. Capital employed is equal to long-term debt, long-term debt due within one year, short-term debt and shareholders’ equity. Management believes this measurement assists management and investors in evaluating the Company’s financial strength.

Earnings Coverage

Earnings coverage is a non-GAAP measure and is equal to net earnings (loss) before finance expense on long-term debt, capitalized interest and income taxes divided by finance expense on long-term debt, dividends on preferred shares and capitalized interest. Long-term debt includes the current portion of long-term debt. Earnings coverage has been included in this MD&A in accordance with the Canadian Shelf Prospectus disclosure requirements. The Company’s earnings coverage on long-term debt was negative 14.7 times for the twelve month period ended December 31, 2015.

Debt to Cash Flow from Operations

Debt to cash flow from operations is a non-GAAP measure and is equal to total debt divided by cash flow from operations. Management believes this measurement assists management and investors in evaluating the Company’s financial strength.

LIFO

The Chicago 3:2:1 market crack spread benchmark is based on LIFO inventory costing, a non-GAAP measure, which assumes that crude oil feedstock costs are based on the current month price of WTI, while on a FIFO basis, the comparable GAAP measure, crude oil feedstock costs included in realized margins reflect purchases made in previous months. Management believes that comparisons between LIFO and FIFO inventory costing assist management and investors in assessing differences in the Company’s realized refining margins compared to the Chicago 3:2:1 market crack spread benchmark.

Management’s Discussion and Analysis 2015

11.4	Additional Reader Advisories

Intention of Management’s Discussion and Analysis

This Management’s Discussion and Analysis is intended to provide an explanation of financial and operational performance compared with prior periods and the Company’s prospects and plans. It provides additional information that is not contained in the Company’s Consolidated Financial Statements.

Review by the Audit Committee

This Management’s Discussion and Analysis was reviewed by the Audit Committee and approved by Husky’s Board of Directors on February 25, 2016. Any events subsequent to that date could materially alter the veracity and usefulness of the information contained in this document.

Additional Husky Documents Filed with Securities Commissions

This Management’s Discussion and Analysis dated February 25, 2016 should be read in conjunction with the 2015 Consolidated Financial Statements and related notes. The readers are also encouraged to refer to Husky’s interim reports filed for 2015, which contain the Management’s Discussion and Analysis and Consolidated Financial Statements, and Husky’s 2015 Annual Information Form filed separately with Canadian regulatory agencies and Form 40-F filed with the SEC, the U.S. regulatory agency. These documents are available at www.sedar.com, at www.sec.gov and www.huskyenergy.com. Husky’s Management’s Discussion and Analysis for the interim period ended December 31, 2015 is incorporated herein by reference.

Use of Pronouns and Other Terms

“Husky” and “the Company” refer to Husky Energy Inc. on a consolidated basis.

Standard Comparisons in this Document

Unless otherwise indicated, comparisons of results are for the years ended December 31, 2015 and 2014 and Husky’s financial position at December 31, 2015 and 2014. All currency is expressed in Canadian dollars unless otherwise directed.

Reclassifications and Materiality for Disclosures

Certain prior year amounts have been reclassified to conform to current year presentation. Materiality for disclosures is determined on the basis of whether the information omitted or misstated would cause a reasonable investor to change their decision to buy, sell or hold Husky’s securities.

Additional Reader Guidance

Unless otherwise indicated:

•	Financial information is presented in accordance with IFRS as issued by the IASB;

•	Currency is presented in millions of Canadian dollars (“$ millions”);

•	Gross production and reserves are Husky’s working interest prior to deduction of royalty volume; and

•	Prices are presented before the effect of hedging.

Management’s Discussion and Analysis 2015

Terms

Adjusted Net Earnings (Loss)	Net earnings (loss) before after-tax property, plant and equipment impairment charges, goodwill impairment charges, exploration and evaluation asset write-downs and inventory write-downs

Bitumen	Bitumen is a naturally occurring solid or semi-solid hydrocarbon consisting mainly of heavier hydrocarbons, with a viscosity greater than 10,000 millipascal-seconds or 10,000 centipoise measured at the hydrocarbon’s original temperature in the reservoir and at atmospheric pressure on a gas-free basis, and that is not primarily recoverable at economic rates through a well without the implementation of enhanced recovery methods

Capital Employed	Long-term debt, long-term debt due within one year, short-term debt and shareholders’ equity

Capital Expenditures	Includes capitalized administrative expenses but does not include asset retirement obligations or capitalized interest

Capital Program	Capital expenditures not including capitalized administrative expenses or capitalized interest

Cash Flow from Operations	Net earnings (loss) plus items not affecting cash which include accretion, depletion, depreciation, amortization and impairment, inventory write-downs to net realizable value, exploration and evaluation expenses, deferred income taxes, foreign exchange, stock-based compensation, gain or loss on sale of property, plant, and equipment and other non-cash items

Debt to Capital Employed	Long-term debt, long-term debt due within one year and short-term debt divided by capital employed

Debt to Cash Flow from Operations	Long-term debt, long-term debt due within one year and short-term debt divided by cash flow from operations

Diluent	A lighter gravity liquid hydrocarbon, usually condensate or synthetic oil, added to heavy oil and bitumen to facilitate transmissibility of the oil through a pipeline

Feedstock	Raw materials which are processed into petroleum products

Gross/Net Acres/Wells	Gross refers to the total number of acres/wells in which a working interest is owned. Net refers to the sum of the fractional working interests owned by a company

Gross Reserves/Production	A company’s working interest share of reserves/production before deduction of royalties

Heavy crude oil	Crude oil with a relative density greater than 10 degrees API gravity and less than or equal to 22.3 degrees API gravity

Hi-TAN	A measure of acidity. Crude oils with a high content of naphthenic acids are referred to as high total acid number (TAN) crude oils or high acid crude oil. The TAN value is defined as the milligrams of Potassium Hydroxide required to neutralize the acidic group of one gram of the oil sample. Crude oils in the industry with a TAN value greater than 1 are referred to as Hi-TAN crudes

Earnings Coverage	Net earnings (loss) before finance expense on long-term debt, capitalized interest and income taxes divided by finance expense on long-term debt, dividends on preferred shares and capitalized interest. Long-term debt includes the current portion of long-term debt

Last in first out (“LIFO”)	Last in first out accounting assumes that crude oil feedstock costs are based on the current month price of WTI

Light crude oil	Crude oil with a relative density greater than 31.1 degrees API gravity

Medium crude oil	Crude oil with a relative density that is greater than 22.3 degrees API gravity and less than or equal to 31.1 degrees API gravity

NOVA Inventory Transfer (“NIT”)	Exchange or transfer of title of gas that has been received into the NOVA pipeline system but not yet delivered to a connecting pipeline

Oil sands	Sands and other rock materials that contain crude bitumen and include all other mineral substances in association therewith

Operating Netback	Net revenues after deduction of operating costs, transportation and royalty payments

Proved reserves	Reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves

Proved developed reserves	Reserves that are expected to be recovered from existing wells and installed facilities or , if facilities have not been installed, that would involve a low expenditure (e.g., when compared to the cost of drilling a well) to put the reserves on production

Proved undeveloped reserves	Reserves expected to be recovered from known accumulations where a significant expenditure (e.g. when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves category (proved, probable, possible) to which they are assigned. In multi-well pools, it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator’s assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status

Probable reserves	Additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves

Seismic survey	A method by which the physical attributes in the outer rock shell of the earth are determined by measuring, with a seismograph, the rate of transmission of shock waves through the various rock formations

Shareholders’ Equity	Common shares, preferred shares, retained earnings and other reserves

Stratigraphic Well	A geologically directed test well to obtain information. These wells are usually drilled without the intention of being completed for production

Synthetic Oil	A mixture of hydrocarbons derived by upgrading heavy crude oils, including bitumen, through a process that reduces the carbon content and increases the hydrogen content

Total Debt	Long-term debt including long-term debt due within one year and short-term debt

Turnaround	Performance of plant or facility maintenance

Management’s Discussion and Analysis 2015

Abbreviations

ARO	asset retirement obligations	mbbls/day	thousand barrels per day

bbls	barrels	mboe	thousand barrels of oil equivalent

bbls/day	barrels per day	mboe/day	thousand barrels of oil equivalent per day

bcf	billion cubic feet	mcf	thousand cubic feet

boe	barrels of oil equivalent	mcfge	thousand cubic feet of gas equivalent

boe/day	barrels of oil equivalent per day	MD&A	Management’s Discussion and Analysis

bps	basis points	mmbbls	million barrels

CGUs	cash generating units	mmboe	million barrels of oil equivalent

CHOPS	cold heavy oil production with sand	mmbtu	million British Thermal Units

CSA	Canadian Securities Administrators	mmcf	million cubic feet

DD&A	depletion, depreciation and amortization	mmcf/day	million cubic feet per day

EOR	enhanced oil recovery	NGL	natural gas liquids

EPA	Environmental Protection Agency	NIT	NOVA Inventory Transfer

FIFO	first in first out	NYMEX	New York Mercantile Exchange

FPSO	floating production, storage and offloading vessel	OPEC	Organization of Petroleum Exporting Countries

FVTPL	fair value through profit or loss	PHMSA	Pipeline and Hazardous Materials Safety Administration

GAAP	Generally Accepted Accounting Principles	PSC	production sharing contract

GHG	greenhouse gas	S&P	Standard and Poor’s

GJ	gigajoule	SAGD	Steam assisted gravity drainage

IASB	International Accounting Standards Board	SEC	U.S. Securities and Exchange Commission

IFRIC	International Financial Reporting Interpretations Committee Interpretation	SEDAR	System for Electronic Document Analysis and Retrieval

IFRS	International Financial Reporting Standards	TSX	Toronto Stock Exchange

LIFO	last in first out	WI	working interest

mbbls	thousand barrels	WTI	West Texas Intermediate

Management’s Discussion and Analysis 2015

11.5	Disclosure Controls and Procedures

Disclosure Controls and Procedures

Husky’s management, under supervision of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of Husky’s disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators (“CSA”)) as at December 31, 2015, and have concluded that such disclosure controls and procedures are effective.

Management’s Annual Report on Internal Control over Financial Reporting

The following report is provided by management in respect of Husky’s internal controls over financial reporting (as defined in the rules of the SEC and the CSA):

1)	Husky’s management, under the supervision of the Chief Executive Officer and Chief Financial Officer, is responsible for designing, establishing and maintaining adequate internal control over financial reporting for Husky. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

2)	Husky’s management has used the Committee of Sponsoring Organizations of the Treadway Commission framework to evaluate the effectiveness of Husky’s internal control over financial reporting.

3)	As at December 31, 2015, management, under the supervision of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of Husky’s internal control over financial reporting and concluded that such internal control over financial reporting is effective.

4)	KPMG LLP, who has audited the Consolidated Financial Statements of Husky for the year ended December 31, 2015, has also issued a report on internal controls over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States) that attests to Husky’s internal controls over financial reporting.

Changes in Internal Control over Financial Reporting

There have been no changes in Husky’s internal control over financial reporting during the year ended December 31, 2015, that have materially affected or are reasonably likely to materially affect its internal control over financial reporting.

Management’s Discussion and Analysis 2015

12.0	Selected Quarterly Financial & Operating Information

12.1	Summary of Quarterly Results

(1)	Cash flow from operations is a non-GAAP measure. Refer to Section 11.3.

Management’s Discussion and Analysis 2015

	Three months ended
Fourth Quarter Results Summary ($ millions, except where indicated)	Dec. 31 2015	Dec. 31 2014
Gross revenues and marketing and other
Upstream
Exploration and Production	1,189	1,890
Infrastructure and Marketing	301	660
Downstream
Upgrader	364	475
Canadian Refined Products	699	945
U.S. Refining and Marketing	1,692	2,504
Corporate and Eliminations	(342)	(599)

Total gross revenues and marketing and other	3,903	5,875

Net earnings (loss)
Upstream
Exploration and Production	(134)	(374)
Infrastructure and Marketing	10	28
Downstream
Upgrader	57	9
Canadian Refined Products	49	41
U.S. Refining and Marketing	(5)	(216)
Corporate and Eliminations	(46)	(91)

Net earnings (loss)	(69)	(603)

Per share – Basic	(0.08)	(0.62)
Per share – Diluted	(0.09)	(0.65)
Adjusted net earnings (loss)(1)	(49)	148
Cash flow from operations(1)	640	1,145
Per share – Basic	0.65	1.16
Per share – Diluted	0.65	1.16

Upstream
Daily gross production
Crude oil and NGL production (mbbls/day)	246.9	242.7
Natural gas production (mmcf/day)	660.7	701.5

Total production (mboe/day)	357.0	359.6

Average sales prices realized ($/boe)
Crude oil and NGL ($/bbl)	35.71	63.96
Natural gas ($/mcf)	5.51	6.37

Total average sales prices realized ($/boe)	34.89	55.53

Downstream
Refinery throughput
Lloydminster Upgrader (mbbls/day)	81.2	76.3
Lloydminster Refinery (mbbls/day)	28.2	29.0
Prince George Refinery (mbbls/day)	11.3	11.7
Lima Refinery (mbbls/day)	144.8	162.8
Toledo Refinery (mbbls/day)	66.6	63.8

Total throughput (mbbls/day)	332.1	343.6

Upgrader unit margin ($/bbl)	20.47	13.60
Upgrader synthetic crude oil sales (mbbls/day)	59.4	54.8
Upgrader total sales (mbbls/day)	80.7	75.9
Retail fuel sales (million of litres/day)	7.3	8.1
Canadian light oil margins ($/litre)	0.048	0.049
Lloydminster Refinery asphalt margin ($/bbl)	23.57	22.92
U.S. Refining Margin (U.S. $/bbl crude throughput)	4.51	(6.62)
U.S./Canadian dollar exchange rate (U.S. $)	0.749	0.881

(1)	Adjusted net earnings (loss) and cash flow from operations are non-GAAP measures. Refer to Section 11.3 for a reconciliation to the GAAP measures.

Management’s Discussion and Analysis 2015

Gross Revenue and Marketing and other

The Company’s consolidated gross revenues and marketing and other decreased by $1,972 million in the fourth quarter of 2015 compared to the fourth quarter of 2014.

In the Upstream business segment, Exploration and Production gross revenues decreased primarily due to significant declines in global crude oil and North American natural gas benchmark prices during 2015. The declines resulted in lower average sales prices realized by the Company partially offset by a weaker Canadian dollar. After factoring in the impact of a weaker Canadian dollar, the total average sales price realized by the Company decreased by 37 percent in the fourth quarter of 2015 compared to the same period in 2014. Infrastructure and Marketing gross revenues and marketing and other decreased primarily due to lower pipeline revenue in a weak commodity environment and narrowing product price and location differentials between Canada and the United States.

In the Downstream business segment, Upgrader gross revenues decreased primarily due to lower realized prices for synthetic crude oil and low sulphur distillates partially offset by higher throughput and sales volumes. Canadian Refined Products gross revenues decreased primarily due to lower realized prices for refined products and lower fuel sales resulting from falling demand and select retail outlet closures partially offset by strong contract prices for asphalt. U.S. Refining and Marketing gross revenues decreased primarily due to lower realized refined product prices consistent with lower Chicago Regular Unleaded Gasoline and Chicago Ultra-low Sulphur Diesel benchmark prices partially offset by a weaker Canadian dollar. In addition, throughput was lower at the Lima Refinery which continues to be negatively impacted by an unplanned outage in the isocracker unit where a fire occurred in January 2015.

Net Earnings (Loss)

The Company’s consolidated net loss decreased by $534 million in the fourth quarter of 2015 compared to the fourth quarter of 2014.

In the Upstream business segment, Exploration and Production net loss decreased primarily due to an after-tax impairment charge of $622 million recognized in the fourth quarter of 2014 on certain conventional crude oil and natural gas assets located in Western Canada, higher exploration and evaluation expenses in the fourth quarter of 2014 associated with the Aster exploration well write-off and lower royalties in the fourth quarter of 2015 associated with lower commodity prices. The decreases to net loss were partially offset by the factors above that negatively impacted gross revenues.

In the Downstream business segment, Upgrader net earnings increased primarily due to higher average upgrading differentials. The increase in upgrading differentials was attributable to significantly lower heavy crude oil feedstock costs partially offset by lower realized prices for Husky Synthetic Blend. During the fourth quarter of 2015, the price of Husky Synthetic Blend averaged $56.50/bbl compared to $79.88/bbl in the fourth quarter of 2014. U.S. Refining and Marketing net loss decreased primarily due to lower after-tax inventory write-downs and FIFO losses. The Company recorded inventory write-downs and FIFO losses of $10 million and $72 million, respectively, during the fourth quarter of 2015 compared to $128 million and $130 million, respectively, during the fourth quarter of 2014. During the fourth quarter of 2015, the Company recorded pre-tax business interruption loss and property damage insurance recoveries associated with the unplanned outage in the isocracker unit of $79 million. The decreases to net loss were partially offset by the factors above that negatively impacted gross revenues.

Adjusted Net Earnings (Loss)

Adjusted net earnings (loss) which excludes after-tax property, plant and equipment impairment, goodwill impairment, exploration and evaluation asset write-downs and inventory write-downs, decreased by $197 million in the fourth quarter of 2015 compared to the fourth quarter of 2014. The decrease was primarily attributable to lower adjusted net earnings from Exploration and Production where significant declines in global crude oil and North American natural gas benchmark prices resulted in lower average realized crude oil and natural gas prices partially offset by a weaker Canadian dollar. The decrease was partially offset by higher adjusted net earnings from the Upgrader primarily due to higher average upgrading differentials and from U.S. Refining and Marketing primarily due to lower after-tax FIFO losses and a weaker Canadian dollar. Adjusted net earnings (loss) is a non-GAAP measure; refer to section 11.3.

Cash Flow from Operations

Cash flow from operations decreased by $505 million in the fourth quarter of 2015 compared to the fourth quarter of 2014 primarily due to the same factors which impacted adjusted net earnings (loss). Cash flow from operations is a non-GAAP measure; refer to section 11.3.

Daily Gross Production

Production decreased by 2.6 mboe/day during the fourth quarter of 2015 compared to the fourth quarter of 2014 as a result of:

•	Lower crude oil and natural gas production in Western Canada due to natural reservoir declines at mature crude oil properties and limited capital reinvestment in a low commodity price environment;

•	Lower entitlement share of natural gas production from the Liwan Gas Project in the Asia Pacific Region. Higher gross production volumes from the Liwan Gas Project, resulting from production ramp-up during 2015, was offset by a reversion of the Company’s entitlement share of production volumes to 49 percent, from approximately 76 percent, following the completion of exploration cost recoveries from the Liwan 3-1 field in May 2015; and

•	Natural reservoir declines at mature fields in the Atlantic Region;

•	Partially offset by strong production performance from heavy oil thermal developments including new production from Rush Lake which began producing crude oil in July 2015;

•	Production ramp up from the Sunrise Energy Project which began producing bitumen in late March 2015; and

•	New production from the South White Rose extension in the Atlantic Region which began producing crude oil in 2015.

Management’s Discussion and Analysis 2015

Segmented Operational Information

	2015				2014
Segmented Operational Information	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Gross revenues and marketing and other
Upstream
Exploration and Production	1,189	1,253	1,577	1,355	1,890	2,210	2,352	2,182
Infrastructure and Marketing	301	273	293	435	660	658	461	493
Downstream
Upgrader	364	190	418	347	475	604	560	573
Canadian Refined Products	699	839	747	601	945	1,145	991	939
U.S. Refining and Marketing	1,692	1,973	1,955	1,725	2,504	2,811	2,928	2,420
Corporate and Eliminations	(342)	(242)	(464)	(377)	(599)	(738)	(678)	(664)

Total gross revenues and marketing and other	3,903	4,286	4,526	4,086	5,875	6,690	6,614	5,943

Net earnings (loss)
Upstream
Exploration and Production	(134)	(4,103)	18	(119)	(374)	436	554	376
Infrastructure and Marketing	10	32	(21)	63	28	24	16	46
Downstream
Upgrader	57	(29)	28	37	9	31	49	79
Canadian Refined Products	49	69	39	13	41	57	48	68
U.S. Refining and Marketing	(5)	36	172	194	(216)	29	56	112
Corporate and Eliminations	(46)	(97)	(116)	3	(91)	(6)	(95)	(19)

Net earnings (loss)	(69)	(4,092)	120	191	(603)	571	628	662

Per share – Basic	(0.08)	(4.17)	0.11	0.19	(0.62)	0.58	0.63	0.67
Per share – Diluted	(0.09)	(4.19)	0.10	0.17	(0.65)	0.52	0.63	0.66
Adjusted net earnings (loss)(1)	(49)	(101)	124	191	148	572	629	670
Cash flow from operations(1)	640	674	1,177	838	1,145	1,341	1,504	1,545
Per share – Basic	0.65	0.68	1.20	0.85	1.16	1.36	1.53	1.57
Per share – Diluted	0.65	0.68	1.20	0.85	1.16	1.36	1.52	1.57
U.S./Canadian dollar exchange rate (U.S. $)	0.749	0.764	0.813	0.806	0.881	0.918	0.917	0.906

Exploration and Production
Daily production, before royalties
Crude oil & NGL production (mbbls/day)
Light & Medium crude oil	84.3	72.1	77.3	88.5	91.5	81.4	88.4	103.8
NGL	16.9	16.7	19.0	20.4	18.0	15.7	11.9	10.3
Heavy crude oil	66.7	67.9	70.0	71.9	77.5	76.1	78.1	75.5
Bitumen	79.0	66.7	50.3	55.7	55.7	56.2	54.6	52.0

Total crude oil & NGL production (mbbls/day)	246.9	223.4	216.6	236.5	242.7	229.4	233.0	241.6
Natural gas (mmcf/day)	660.7	657.7	721.6	717.0	701.5	670.3	603.6	505.9

Total production (mboe/day)	357.0	333.0	336.9	356.0	359.6	341.1	333.6	325.9

Average sales prices
Light & Medium crude oil ($/bbl)	49.31	54.23	69.99	56.91	72.69	96.64	109.61	106.81
NGL ($/bbl)	42.46	43.18	51.97	45.29	59.42	77.85	76.26	85.16
Heavy crude oil ($/bbl)	28.71	36.51	50.21	32.97	58.86	77.29	79.45	72.18
Bitumen ($/bbl)	25.67	33.86	48.45	34.97	58.21	75.50	77.97	70.78
Natural gas ($/mcf)	5.51	5.76	6.09	5.96	6.37	6.11	6.42	4.82
Operating costs ($/boe)	14.51	15.52	15.72	14.87	15.07	16.61	15.68	17.21
Operating netbacks(2)
Lloydminster – Thermal Oil ($/bbl)(3)	18.77	22.06	33.52	22.68	43.73	58.92	61.67	53.32
Lloydminster – Non-Thermal Oil ($/boe)(3)	7.53	13.51	26.88	9.12	30.54	45.50	48.81	40.29
Cold Lake – Bitumen ($/bbl)(3)	13.91	17.75	5.89	10.18	27.75	43.68	45.29	35.99
Oil Sands – Bitumen ($/bbl)(3)	(56.39)	(103.92)	(119.67)	—	—	—	—	—
Western Canada – Crude Oil ($/bbl)(3)	8.96	14.97	26.06	8.81	31.84	44.04	49.15	45.39
Western Canada – NGL & natural gas ($/mcf)(4)	0.64	1.08	1.00	0.88	2.16	2.29	2.90	3.40
Atlantic – Light Oil ($/bbl)(3)	31.36	36.51	46.81	43.21	55.50	65.78	84.47	83.74
Asia Pacific – Light Oil, NGL & natural gas ($/boe)(3)	68.15	67.70	69.60	68.19	64.05	67.21	71.56	78.41

Total ($/boe)(2)	17.28	20.72	28.93	21.45	34.84	43.05	48.70	44.81

Management’s Discussion and Analysis 2015

	2015				2014
Segmented Operational Information (continued)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Upgrader
Synthetic crude oil sales (mbbls/day)	59.4	31.6	55.0	58.5	54.8	56.1	48.2	53.9
Total sales (mbbls/day)	80.7	42.5	73.2	81.0	75.9	76.3	67.2	71.1
Upgrading differential ($/bbl)	22.19	17.58	18.93	15.72	14.96	19.98	25.27	27.40
Canadian Refined Products
Fuel sales (million litres/day)	7.3	7.7	7.6	7.6	8.1	8.5	7.5	7.7
Refinery throughput
Lloydminster refinery (mbbls/day)	28.2	26.4	28.4	29.2	29.0	28.3	29.0	29.0
Prince George refinery (mbbls/day)	11.3	11.0	8.5	11.4	11.7	11.7	11.3	12.0
U.S. Refining and Marketing
Refinery throughput
Lima refinery (mbbls/day)	144.8	142.9	136.1	119.2	162.8	156.0	135.9	110.5
BP-Husky Toledo refinery (mbbls/day)	66.6	66.4	69.7	52.1	63.8	64.2	59.4	65.5

(1)	Adjusted net earnings (loss) and cash flow from operations are non-GAAP measures. Refer to Section 11.3 for a reconciliation to the GAAP measures.
(2)	Operating netbacks are Husky’s average prices less royalties and operating costs on a per unit basis. Refer to Section 11.3.
(3)	Includes associated co-products converted to boe.
(4)	Includes associated co-products converted to mcfge.

Significant Items Impacting Gross Revenues, Net Earnings and Cash flow from Operations

Variations in the Company’s gross revenues, net earnings and cash flow from operations are primarily driven by changes in production volumes, commodity prices, commodity price differentials, refining crack spreads, foreign exchange rates and planned turnarounds. Falling crude oil and North American natural gas prices starting in the second half of 2014, and continuing through 2015, resulted in significant declines in the Company’s gross revenues, net earnings and cash flow from operations. Other significant items which impacted gross revenues, net earnings and cash flow from operations over the last eight quarters include:

•	In the fourth quarter of 2015, the Company accrued business interruption and property damage insurance recoveries of $79 million associated with a fire that damaged the Company’s isocracker unit at Lima during the first quarter of 2015, bringing year to date insurance recoveries to $235 million at the end of the fourth quarter of 2015.

•	In the fourth quarter of 2015, the Company recorded a pre-tax provision of $16 million in the U.S. Refining and Marketing business segment and a pre-tax provision of $6 million in the Infrastructure and Marketing business segment to bring inventory to net realizable value.

•	In the third quarter of 2015, the Company recorded after-tax property, plant and equipment and goodwill impairment charges of $3,824 million related to crude oil and natural gas assets located in Western Canada. The after-tax impairment charge was the result of sustained declines in forecasted short and long-term crude oil and natural gas prices and management’s decision to reduce capital expenditures in these areas. In addition, the Company recorded an after-tax exploration and evaluation asset write-down of $167 million during the third quarter on certain Western Canada resource play assets and an associated $35 million after-tax work commitment penalty. The write-down was the result of management’s plan to withdraw from further exploration and evaluation due to lower estimated short and long-term crude oil and natural gas prices.

•	In the third quarter of 2015, the Company accrued business interruption and property damage insurance recoveries of $64 million associated with a fire that damaged the Company’s isocracker unit at Lima during the first quarter of 2015, bringing year to date insurance recoveries to $156 million at the end of the third quarter of 2015.

•	In the third quarter of 2015, the Company derecognized approximately $46 million pre-tax of assets related to the cancellation of the West Mira drilling rig contract.

•	In the third quarter of 2015, operations at the Company’s Upgrader were suspended for approximately eight weeks for unplanned maintenance to address repairs to the facility’s coke drums.

•	In the second quarter of 2015, the Company recognized a deferred income tax expense of $157 million related to an increase in Alberta provincial tax rates.

•	In the second quarter of 2015, the Company wrote-off approximately $46 million pre-tax of the carrying value of the isocracker unit at the Lima Refinery which was damaged by a fire in the first quarter of 2015. During the second quarter of 2015, the Company accrued business interruption and property damage insurance recoveries associated with the fire of $92 million.

•	In the first quarter of 2015, the Company recognized a deferred income tax recovery of $203 million in its U.S. Refining and Marketing business segment related to the partial payment of the contribution payable to BP-Husky Refining LLC.

•	In the first quarter of 2015, the Company was negatively impacted by unplanned outage at the Lima and BP-Husky Toledo refineries. The Lima Refinery was negatively impacted by an unplanned outage where a fire occurred in the isocracker unit in January 2015 and the BP-Husky Toledo Refinery was negatively impacted by unplanned maintenance to repair a damaged fluid catalytic cracking unit.

•	In the fourth quarter of 2014, the Company recognized an after-tax impairment charge of $622 million related to Western Canada crude oil and natural gas properties resulting from lower estimated short and long-term crude oil and natural gas prices. In addition, the Company recorded an after-tax provision of $128 million, in the U.S. Refining and Marketing business segment, to bring inventory to net realizable value.

Management’s Discussion and Analysis 2015

Segmented Financial Information

	Upstream								Downstream
	Exploration and Production(1)				Infrastructure and Marketing				Upgrading
2015 ($ millions)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Gross revenues	1,189	1,253	1,577	1,355	311	250	337	366	364	190	418	347
Royalties	(85)	(83)	(134)	(130)	—	—	—	—	—	—	—	—
Marketing and other	—	—	—	—	(10)	23	(44)	69	—	—	—	—

Revenues, net of royalties	1,104	1,170	1,443	1,225	301	273	293	435	364	190	418	347

Expenses
Purchases of crude oil and products	7	8	17	9	269	217	302	335	212	162	310	238
Production, operating and transportation expenses	524	519	521	512	12	7	9	9	44	40	42	43
Selling, general and administrative expenses	57	51	60	69	2	2	1	2	1	1	1	1
Depletion, depreciation, amortization and impairment	641	5,920	713	719	8	6	6	5	28	26	26	26
Exploration and evaluation expenses	39	308	43	57	—	—	—	—	—	—	—	—
Other – net	(21)	(48)	33	(15)	(3)	(4)	3	(1)	—	—	—	(11)

Earnings from operating activities	(143)	(5,588)	56	(126)	13	45	(28)	85	79	(39)	39	50

Share of equity investment	(4)	(1)	—	—	—	—	—	—	—	—	—	—

Net foreign exchange gains (losses)	—	—	—	—	—	—	—	—	—	—	—	—
Finance income	—	1	1	1	—	—	—	—	—	—	—	—
Finance expenses	(36)	(35)	(35)	(36)	—	—	—	—	(1)	—	—	—

	(36)	(34)	(34)	(35)	—	—	—	—	(1)	—	—	—

Earnings (loss) before income tax	(183)	(5,623)	22	(161)	13	45	(28)	85	78	(39)	39	50
Provisions for (recovery of) income taxes
Current	111	27	(14)	(165)	(5)	5	40	182	7	(2)	(6)	(16)
Deferred	(160)	(1,547)	18	123	8	8	(47)	(160)	14	(8)	17	29

	(49)	(1,520)	4	(42)	3	13	(7)	22	21	(10)	11	13

Net earnings (loss)	(134)	(4,103)	18	(119)	10	32	(21)	63	57	(29)	28	37

Capital expenditures(3)(4)	378	597	571	723	42	77	30	19	12	19	7	8
Total assets	21,103	21,296	26,550	26,488	1,699	1,814	1,857	1,830	1,141	1,098	1,107	1,209

(1)	Includes allocated depletion, depreciation, amortization and impairment related to assets in Infrastructure and Marketing, as these assets provide a service to Exploration and Production.
(2)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices.
(3)	Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the period.
(4)	2015 Exploration and Production capital expenditures were revised during the fourth quarter of 2015 to exclude capital expenditures incurred by the Husky-CNOOC Madura Ltd joint venture, which are classified as other investing activities on the Company’s Consolidated Statements of Cash Flows.

Management’s Discussion and Analysis 2015

	Downstream (continued)								Corporate and Eliminations(2)				Total
	Canadian Refined Products				U.S. Refining and Marketing
2015 ($ millions)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Gross revenues	699	839	747	601	1,692	1,973	1,955	1,725	(342)	(242)	(464)	(377)	3,913	4,263	4,570	4,017
Royalties	—	—	—	—	—	—	—	—	—	—	—	—	(85)	(83)	(134)	(130)
Marketing and other	—	—	—	—	—	—	—	—	—	—	—	—	(10)	23	(44)	69

Revenues, net of royalties	699	839	747	601	1,692	1,973	1,955	1,725	(342)	(242)	(464)	(377)	3,818	4,203	4,392	3,956

Expenses
Purchases of crude oil and products	544	655	599	483	1,583	1,784	1,549	1,539	(342)	(242)	(464)	(377)	2,273	2,584	2,313	2,227
Production, operating and transportation expenses	55	57	63	63	120	119	107	128	—	—	—	—	755	742	742	755
Selling, general and administrative expenses	8	7	6	10	2	3	2	3	32	(15)	16	20	102	49	86	105
Depletion, depreciation, amortization and impairment	26	26	26	25	76	74	114	69	22	22	20	20	801	6,074	905	864
Exploration and evaluation expenses	—	—	—	—	—	—	—	—	—	—	—	—	39	308	43	57
Other – net	(2)	(1)	(2)	1	(80)	(65)	(91)	—	1	(3)	—	—	(105)	(121)	(57)	(26)

Earnings from operating activities	68	95	55	19	(9)	58	274	(14)	(55)	(4)	(36)	(40)	(47)	(5,433)	360	(26)

Share of equity investment	—	—	—	—	—	—	—	—	—	—	—	—	(4)	(1)	—	—

Net foreign exchange gains (losses)	—	—	—	—	—	—	—	—	(11)	(14)	6	62	(11)	(14)	6	62
Finance income	—	—	—	—	—	—	—	—	27	3	1	1	27	4	2	2
Finance expenses	(2)	(1)	(2)	(1)	(1)	—	(1)	(1)	(48)	(48)	(36)	(14)	(88)	(84)	(74)	(52)

	(2)	(1)	(2)	(1)	(1)	—	(1)	(1)	(32)	(59)	(29)	49	(72)	(94)	(66)	12

Earnings (loss) before income tax	66	94	53	18	(10)	58	273	(15)	(87)	(63)	(65)	9	(123)	(5,528)	294	(14)
Provisions for (recovery of) income taxes
Current	(67)	32	24	17	(3)	(16)	24	10	40	28	27	26	83	74	95	54
Deferred	84	(7)	(10)	(12)	(2)	38	77	(219)	(81)	6	24	(20)	(137)	(1,510)	79	(259)

	17	25	14	5	(5)	22	101	(209)	(41)	34	51	6	(54)	(1,436)	174	(205)

Net earnings (loss)	49	69	39	13	(5)	36	172	194	(46)	(97)	(116)	3	(69)	(4,092)	120	191

Capital expenditures(3)(4)	14	6	5	5	182	100	95	48	13	18	19	17	641	817	727	820
Total assets	1,448	1,568	1,634	1,622	6,784	6,776	6,316	6,226	881	993	1,018	968	33,056	33,545	38,482	38,343

Management’s Discussion and Analysis 2015

	Upstream								Downstream
	Exploration and Production(1)				Infrastructure and Marketing				Upgrading
2014 ($ millions)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Gross revenues	1,890	2,210	2,352	2,182	638	647	458	459	475	604	560	573
Royalties	(178)	(260)	(302)	(290)	—	—	—	—	—	—	—	—
Marketing and other	—	—	—	—	22	11	3	34	—	—	—	—

Revenues, net of royalties	1,712	1,950	2,050	1,892	660	658	461	493	475	604	560	573

Expenses
Purchases of crude oil and products	20	23	31	22	604	611	426	415	380	491	421	384
Production, operating and transportation expenses	540	562	525	545	10	9	5	8	48	42	43	47
Selling, general and administrative expenses	22	78	74	79	3	1	2	2	2	3	2	2
Depletion, depreciation, amortization and impairment	1,553	671	637	573	6	6	6	7	29	27	28	24
Exploration and evaluation expenses	113	42	19	40	—	—	—	—	—	—	—	—
Other – net	(71)	(60)	(22)	93	(1)	(1)	—	—	3	—	—	8

Earnings from operating activities	(465)	634	786	540	38	32	22	61	13	41	66	108

Share of equity investment	8	(10)	(2)	(2)	—	—	—	—	—	—	—	—

Net foreign exchange gains (losses)	—	—	—	—	—	—	—	—	—	—	—	—
Finance income	(2)	(1)	1	1	—	—	—	—	—	—	—	—
Finance expenses	(40)	(41)	(38)	(32)	—	—	—	—	—	—	—	(1)

	(42)	(42)	(37)	(31)	—	—	—	—	—	—	—	(1)

Earnings (loss) before income taxes	(499)	582	747	507	38	32	22	61	13	41	66	107
Provisions for (recovery of) income taxes
Current	52	156	112	66	36	1	(13)	75	1	19	17	10
Deferred	(177)	(10)	81	65	(26)	7	19	(60)	3	(9)	—	18

	(125)	146	193	131	10	8	6	15	4	10	17	28

Net earnings (loss)	(374)	436	554	376	28	24	16	46	9	31	49	79

Capital expenditures(3)	1,136	1,070	859	1,124	98	59	30	24	14	23	9	4
Total assets	26,035	26,283	25,667	25,525	1,969	1,907	2,001	1,978	1,243	1,244	1,372	1,330

(1)	Includes allocated depletion, depreciation, amortization and impairment related to assets in Infrastructure and Marketing, as these assets provide a service to Exploration and Production.
(2)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices.
(3)	Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the period.

Management’s Discussion and Analysis 2015

	Downstream (continued)								Corporate and Eliminations(2)				Total
	Canadian Refined Products				U.S. Refining and Marketing
2014 ($ millions)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Gross revenues	945	1,145	991	939	2,504	2,811	2,928	2,420	(599)	(738)	(678)	(664)	5,853	6,679	6,611	5,909
Royalties	—	—	—	—	—	—	—	—	—	—	—	—	(178)	(260)	(302)	(290)
Marketing and other	—	—	—	—	—	—	—	—	—	—	—	—	22	11	3	34

Revenues, net of royalties	945	1,145	991	939	2,504	2,811	2,928	2,420	(599)	(738)	(678)	(664)	5,697	6,430	6,312	5,653

Expenses
Purchases of crude oil and products	782	964	822	751	2,655	2,571	2,659	2,056	(599)	(738)	(678)	(664)	3,842	3,922	3,681	2,964
Production, operating and transportation expenses	67	65	68	63	121	113	116	122	—	—	—	—	786	791	757	785
Selling, general and administrative expenses	14	11	9	10	2	3	2	2	91	(35)	59	24	134	61	148	119
Depletion, depreciation, amortization and impairment	27	26	25	24	68	77	62	61	21	18	18	16	1,704	825	776	705
Exploration and evaluation expenses	—	—	—	—	—	—	—	—	—	—	—	—	113	42	19	40
Other – net	—	1	—	(1)	—	—	—	—	—	4	(9)	—	(69)	(56)	(31)	100

Earnings from operating activities	55	78	67	92	(342)	47	89	179	(112)	13	(68)	(40)	(813)	845	962	940

Share of equity investment	—	—	—	—	—	—	—	—	—	—	—	—	8	(10)	(2)	(2)

Net foreign exchange gains (losses)	—	—	—	—	—	—	—	—	35	31	(3)	18	35	31	(3)	18
Finance income	—	—	—	—	—	—	—	—	1	1	3	4	(1)	—	4	5
Finance expenses	(1)	(1)	(2)	(1)	(1)	(1)	—	(1)	(17)	(22)	(37)	3	(59)	(65)	(77)	(32)

	(1)	(1)	(2)	(1)	(1)	(1)	—	(1)	19	10	(37)	25	(25)	(34)	(76)	(9)

Earnings (loss) before income taxes	54	77	65	91	(343)	46	89	178	(93)	23	(105)	(15)	(830)	801	884	929
Provisions for (recovery of) income taxes
Current	18	18	17	27	(77)	2	15	61	25	27	30	22	55	223	178	261
Deferred	(5)	2	—	(4)	(50)	15	18	5	(27)	2	(40)	(18)	(282)	7	78	6

	13	20	17	23	(127)	17	33	66	(2)	29	(10)	4	(227)	230	256	267

Net earnings (loss)	41	57	48	68	(216)	29	56	112	(91)	(6)	(95)	(19)	(603)	571	628	662

Capital expenditures(3)	31	25	19	11	118	89	92	75	22	13	47	31	1,419	1,279	1,056	1,269
Total assets	1,676	1,746	1,839	1,842	5,788	6,133	5,891	5,980	2,137	1,737	883	2,022	38,848	39,050	37,653	38,677

Management’s Discussion and Analysis 2015

Exhibit No.	Description

23.1	Consent of KPMG LLP, independent registered public accounting firm.

23.2	Consent of Sproule Unconventional Limited, independent engineers.

23.3	Consent of Richard Leslie, P. Eng, internal qualified reserves evaluator.

31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

32.1	Certification of Chief Executive Officer pursuant to Rule 13(a)-14(b) or Rule 15d-14(b)and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

32.2	Certification of Chief Financial Officer pursuant to Rule 13(a)-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

99.1	Supplemental Disclosures of Oil and Gas Activities.