Form 40-F
period 2017-12-31
HUSKY ENERGY INC
filed 2018-03-01
CIK 49279

2017

United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 40-F

☐	Registration Statement pursuant to section 12 of the Securities Exchange Act of 1934

☒	Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2017

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

1,005,120,012 Common Shares outstanding as of December 31, 2017

10,435,932 Cumulative Redeemable Preferred Shares, Series 1 outstanding as of December 31, 2017

1,564,068 Cumulative Redeemable Preferred Shares, Series 2 outstanding as of December 31, 2017

10,000,000 Cumulative Redeemable Preferred Shares, Series 3 outstanding as of December 31, 2017

8,000,000 Cumulative Redeemable Preferred Shares, Series 5 outstanding as of December 31, 2017

6,000,000 Cumulative Redeemable Preferred Shares, Series 7 outstanding as of December 31, 2017

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

Yes  ☒            No  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

This Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the Registrant’s Registration Statement under the Securities Act of 1933: Form F-10 (File No. 333-222652); Form S-8 (File No. 333-187135).

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Principal Documents

The following documents have been filed as part of this Annual Report on Form 40-F:

A.     Annual Information Form

The Annual Information Form (“AIF”) of Husky Energy Inc. (“Husky” or the “Company”) for the year ended December 31, 2017 is included as Document A of this Annual Report on Form 40-F.

B.     Audited Annual Financial Statements

Husky’s audited consolidated financial statements for the years ended December 31, 2017 and December 31, 2016, including the auditors’ report with respect thereto, are included as Document B of this Annual Report on Form 40-F.

C.     Management’s Discussion and Analysis

Husky’s Management’s Discussion and Analysis for the year ended December 31, 2017 is included as Document C of this Annual Report on Form 40-F.

Certifications

See Exhibits 31.1, 31.2, 32.1 and 32.2, which are included as Exhibits to this Annual Report on Form 40-F.

Supplemental Reserves Information

See Exhibit 99.1 for the Supplemental Reserves Information, which is included as an Exhibit to this Annual Report on Form 40-F.

Disclosure Controls and Procedures

See the section “Disclosure Controls and Procedures” in Husky’s Management’s Discussion and Analysis for the year ended December 31, 2017, which is included as Document C of this Annual Report on Form 40-F.

Management’s Annual Report on Internal Control Over Financial Reporting

See the section “Disclosure Controls and Procedures” in Husky’s Management’s Discussion and Analysis for the year ended December 31, 2017, which is included as Document C of this Annual Report on Form 40-F.

Attestation Report of the Independent Registered Public Accounting Firm

See the “Report of Independent Registered Public Accounting Firm” that accompanies Husky’s audited consolidated financial statements for the years ended December 31, 2017 and 2016, which is included as Document B of this Annual Report on Form 40-F.

Changes in Internal Control Over Financial Reporting

See the section “Disclosure Controls and Procedures” in Husky’s Management’s Discussion and Analysis for the year ended December 31, 2017, which is included as Document C of this Annual Report on Form 40-F.

Notice Pursuant to Regulation BTR

Not Applicable.

Audit Committee Financial Expert

The Board of Directors of Husky has determined that William Shurniak is an “audit committee financial expert” (as defined in paragraph 8(b) of General Instruction B to Form 40-F) serving on its Audit Committee. Pursuant to paragraph 8(a)(2) of General Instruction B to Form 40-F, the Board has applied the definition of independence applicable to the audit committee members of New York Stock Exchange listed companies, although the Company’s securities are not listed on a U.S. stock exchange. Mr. Shurniak is a corporate director and is independent under the New York Stock Exchange standards. For a description of Mr. Shurniak’s relevant experience in financial matters, see Mr. Shurniak’s history in the section “Directors and Officers” and in the section “Audit Committee” in Husky’s AIF for the year ended December 31, 2017, which is included as Document A of this Annual Report on Form 40-F.

Code of Business Conduct and Ethics

Husky’s Code of Ethics is disclosed in its Code of Business Conduct, which is applicable to its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions and to all of its other employees, and is posted on its website at www.huskyenergy.com. On February 23, 2017, Husky amended its Code of Business Conduct effective as of February 24, 2017, and a copy of this new amended Code of Business Conduct is included as Exhibit 99.2 to this Annual Report on Form 40-F for the fiscal year ended December 31, 2017. A copy of such amended Code of Business Conduct was posted on Husky’s website (together with a disclosure of the nature of the amendment) promptly after the amendment became effective. In the fiscal year ended December 31, 2017, Husky has not granted a waiver, including an implicit waiver, from a provision of its Code of Ethics to any of its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions that relates to one or more of the items set forth in paragraph (9)(b) of General Instruction B to Form 40-F. In the event that, during Husky’s ensuing fiscal year, Husky:

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

Principal Accountant Fees and Services

See the section “External Auditor Service Fees” in Husky’s AIF for the year ended December 31, 2017, which is included as Document A of this Annual Report on Form 40-F.

Off-Balance Sheet Arrangements

See the section “Contractual Obligations, Commitments and Off-Balance Sheet Arrangements” in Husky’s Management’s Discussion and Analysis for the year ended December 31, 2017, which is included as Document C of this Annual Report on Form 40-F.

Tabular Disclosure of Contractual Obligations

See the section “Contractual Obligations, Commitments and Off-Balance Sheet Arrangements” in Husky’s Management’s Discussion and Analysis for the year ended December 31, 2017, which is included as Document C of this Annual Report on Form 40-F.

Interactive Data File

See Exhibit 101 to this Annual Report on Form 40-F for the fiscal year ended December 31, 2017.

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

Consent to Service of Process

A Form F-X signed by Husky and its agent for service of process has been filed with the Commission together with Form F-10 (File No. 333-222652) in connection with its securities registered on such form.

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

Dated this 1st day of March, 2018

Husky Energy Inc.

By:	/s/ Robert J. Peabody
Name: Robert J. Peabody
Title: President & Chief Executive Officer

By:	/s/ James D. Girgulis
Name: James D. Girgulis
Title: Senior Vice President, General Counsel &
Secretary

Document A

Form 40-F

Annual Information Form

For the Year Ended December 31, 2017

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2017

MARCH 1, 2018

NOTE TO READER

Unless otherwise indicated, in this Annual Information Form (“AIF”), the terms “Husky” and the “Company” mean Husky Energy Inc. and its subsidiaries and partnership interests on a consolidated basis, including information with respect to predecessor corporations.

Unless otherwise indicated, the information contained in this AIF is presented as at or for the year ended December 31, 2017, and all financial information included and incorporated by reference in this AIF is determined using International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

Except where otherwise indicated, all dollar amounts stated in this AIF are in Canadian dollars.

See also “Reader Advisories” on page 80 of this AIF.

ABBREVIATIONS AND GLOSSARY OF TERMS

When used in this AIF, the following terms have the meanings indicated:

Units of Measure
bbl	barrel
bbls	barrels
bbls/day	barrels per calendar day
bcf	billion cubic feet
boe	barrels of oil equivalent
boe/day	barrels of oil equivalent per calendar day
GJ	gigajoule
kt	kilotonne
long tons/day	imperial measurement of a metric tonne per calendar day
m3	cubic metres
mbbls	thousand barrels
mbbls/day	thousand barrels per calendar day
mboe	thousand barrels of oil equivalent
mboe/day	thousand barrels of oil equivalent per calendar day
mcf	thousand cubic feet
mmbbls	million barrels
mmboe	million barrels of oil equivalent
mmbtu	million British thermal units
mmcf	million cubic feet
mmcf/day	million cubic feet per calendar day
tcf	trillion cubic feet
tCO2e	tonnes of carbon dioxide equivalent

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

Husky Energy Inc. | Annual Information Form 2017 | 1

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

BP-Husky Toledo Refinery

The crude oil refinery owned 50 percent by the Company and 50 percent by BP Corporation North America Inc. and located in Toledo, Ohio.

CO2e

Carbon dioxide equivalent.

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

exploration licence

A licence with respect to the Canadian offshore or the Northwest Territories conferring the right to explore for, and the exclusive right to drill and test for, hydrocarbons and petroleum, the exclusive right to develop the applicable area in order to produce petroleum and, subject to satisfying the requirements for issuance of a production licence and compliance with the terms of the licence and other provisions of the relevant legislation, the exclusive right to obtain a production licence.

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

gross/net acres and gross/net wells

Gross refers to the total number of acres or wells, as the context requires, in which a working interest is owned. Net refers to the sum of the fractional working interests owned by a company.

gross reserves and gross production

A company’s working interest share of reserves or production, as the context requires, before deduction of royalties.

heavy crude oil

Crude oil with a relative density greater than 10 degrees API gravity and less than or equal to 22.3 degrees API gravity.

high-TAN

A measure of acidity. Crude oils with a high content of naphthenic acids are referred to as high total acid number (“TAN”) crude oils or high acid crude oil. The TAN value is defined as the milligrams of Potassium Hydroxide required to neutralize the acidic group of one gram of the oil sample. Crude oils in the industry with a TAN value greater than one are referred to as high-TAN crudes.

light crude oil

Crude oil with a relative density greater than 31.1 degrees API gravity.

Husky Energy Inc. | Annual Information Form 2017 | 2

Lima Refinery

The crude oil refinery owned by the Company and located in Lima, Ohio.

liquefied petroleum gas

Liquefied propanes and butanes, separately or in mixtures.

medium crude oil

Crude oil with a relative density greater than 22.3 degrees API gravity and less than or equal to 31.1 degrees API gravity.

natural gas

Natural gas is a naturally occurring hydrocarbon gas mixture consisting primarily of methane, but commonly including varying amounts of other higher alkanes, and sometimes a small percentage of carbon dioxide, nitrogen and/or hydrogen sulfide.

natural gas liquids

Those hydrocarbon components recovered from raw natural gas as liquids by processing through extraction plants, or recovered from field separators, scrubbers or other gathering facilities. These liquids include the hydrocarbon components ethane, propane and butane and condensates and combinations thereof.

net revenue

Gross revenues less royalties.

oil sands

Sands and other rock materials that contain bitumen and all other mineral substances in association therewith.

operating netback

Gross revenue less production, operating and transportation costs and royalties on a per unit basis.

petroleum coke

A carbonaceous solid delivered from oil refinery coker units or other cracking processes.

Plan of Development

As it relates to the Company’s operations in Indonesia, a Plan of Development represents development planning on one or more oil and gas fields in an integrated and optimal plan for the production of hydrocarbon reserves considering technical, economical and environmental aspects. An initial Plan of Development in a development area needs both SKK Migas and the Minister of Energy and Mineral Resources approvals. Subsequent Plans of Development in the same development area only need SKK Migas approval.

Prince George Refinery

The light oil refinery owned by the Company and located in Prince George, British Columbia.

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

Scope 1 emissions

Direct emissions from sources that are owned or controlled by the Company, as prescribed by the U.S. Environmental Protection Agency.

Scope 2 emissions

Indirect emissions from sources that are owned or controlled by the Company, as prescribed by the U.S. Environmental Protection Agency.

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

Husky Energy Inc. | Annual Information Form 2017 | 3

service well

A well drilled or completed for the purpose of supporting production in an existing field. Specific purposes of service wells include gas injection, water injection, steam injection, air injection, saltwater disposal, water supply for injection, observation or injection for in-situ combustion.

significant discovery declaration

A discovery indicated by the first well on a geological feature that demonstrates by flow testing the existence of hydrocarbons in that feature and, having regard to geological and engineering factors, suggests the existence of an accumulation of hydrocarbons that has potential for sustained production.

significant discovery licence

The document of “title” by which an interest owner can continue to hold rights to a discovery area while the extent of that discovery is determined and, if it has potential to be brought into commercial production in the future, until commercial development becomes viable. A significant discovery licence is effective from the application date and remains in force for so long as the relevant declaration of significant discovery is in force, or until a production licence is issued for the relevant lands.

spot price

The price for a one-time open market transaction for immediate delivery of a specific quantity of product at a specific location where the commodity is purchased “on the spot” at current market rates.

steam-assisted gravity drainage

An enhanced oil recovery method used to produce heavy crude oil and bitumen in-situ. Steam is injected via a horizontal well along a producing formation. The temperature in the formation increases and lowers the viscosity of the crude oil allowing it to fall into a horizontal production well beneath the steam injection well.

stratigraphic test well

A hole drilled to delineate or derisk the geology, and may include the cutting of cores, to aid in exploring and developing for oil and gas and usually drilled without the intent of being completed for production.

sulphur

An element that occurs in natural gas and petroleum.

Superior Refinery

The crude oil refinery owned by the Company and located in Superior, Wisconsin.

synthetic oil

A mixture of hydrocarbons derived by upgrading heavy crude oils, including bitumen, through a process that reduces the carbon content and increases the hydrogen content.

thermal

Use of steam injection into the reservoir in order to enable the heavy oil and bitumen to flow to the well bore.

turnaround

Performance of plant or facility maintenance.

Upgrader

The heavy oil upgrading facility owned and operated by the Company and located in Lloydminster, Saskatchewan.

waterflood

One method of secondary recovery in which water is injected into an oil reservoir for the purpose of forcing oil out of the reservoir and into the bore of a producing well.

wellhead

The structure, sometimes called the “Christmas tree”,that is positioned on the surface over a well and used to control the flow of oil or gas as it emerges from the subsurface casing head.

working interest

A percentage of ownership in an oil and gas lease granting its owners the right to explore, drill and produce oil and gas from a property.

2-D seismic survey

Two-dimensional seismic imaging uses seismic wave data recorded on one receiver line on the ground, to output a single cross-section of seismic data that is used to detect geologic variations in the subsurface.

Husky Energy Inc. | Annual Information Form 2017 | 4

3-D seismic survey

Three-dimensional seismic imaging uses seismic wave data recorded simultaneously on a series of parallel receiver lines on the ground, to output a three-dimensional volume of seismic data that is used to detect geologic variations in the subsurface.

2015 Canadian Shelf Prospectus

The universal short form base shelf prospectus filed by the Company on February 23, 2015 with applicable securities regulators in each of the provinces of Canada.

Husky Energy Inc. | Annual Information Form 2017 | 5

EXCHANGE RATE INFORMATION

The following table discloses various indicators of the Canadian dollar/U.S. dollar rate of exchange or the cost of a U.S. dollar in Canadian currency for the three years indicated.

	Year ended December 31,
Exchange Rate Information (Cdn$ per US$)	2017	2016	2015
Year-end(1)	1.252	1.343	1.384
Low	1.213	1.254	1.173
High	1.374	1.459	1.399
Average	1.298	1.325	1.279

(1)

The year-end exchange rate for 2017 was quoted by the Thomson Reuters WM/R for the noon rate at the last day of the relevant period. The year-end exchange rates for 2016 and 2015 were as quoted by the Bank of Canada for the noon buying rate as at the last day of the relevant period. The Bank of Canada discontinued the publication of the noon buying rates during 2017. The high, low and average rates were either quoted or calculated within each of the relevant periods.

CORPORATE STRUCTURE

Incorporation and Organization

Husky Energy Inc. was incorporated under the Business Corporations Act (Alberta) on June 21, 2000. The Company’s Articles were amended effective February 28, 2011 to permit the issuance of common shares as payment of stock dividends on the common shares and to authorize preferred shares to be issued in one or more series. The Company’s Articles were amended: effective March 11, 2011, to create Cumulative Redeemable Preferred Shares, Series 1 (the “Series 1 Preferred Shares”) and Cumulative Redeemable Preferred Shares, Series 2 (the “Series 2 Preferred Shares”); effective December 4, 2014, to create Cumulative Redeemable Preferred Shares, Series 3 (the “Series 3 Preferred Shares”) and Cumulative Redeemable Preferred Shares, Series 4 (the “Series 4 Preferred Shares”); effective March 9, 2015, to create Cumulative Redeemable Preferred Shares, Series 5 (the“Series 5 Preferred Shares”) and Cumulative Redeemable Preferred Shares, Series 6 (the “Series 6 Preferred Shares”); and effective June 15, 2015, to create Cumulative Redeemable Preferred Shares, Series 7 (the “Series 7 Preferred Shares”) and Cumulative Redeemable Preferred Shares, Series 8 (the “Series 8 Preferred Shares”).

Husky’s registered office and head and principal office are located at 707 - 8th Avenue S.W., Calgary, Alberta, T2P 1H5.

Intercorporate Relationships

The following table lists Husky’s significant subsidiaries and jointly-controlled entities and their respective places of incorporation, continuance or organization, as the case may be, as at December 31, 2017. (1) All of the entities listed below, except as otherwise indicated, are 100 percent beneficially owned, or controlled or directed, directly or indirectly, by Husky.

Significant Subsidiaries and Joint Operations	Jurisdiction
Husky Oil Operations Limited	Alberta
Husky Energy International Corporation	Alberta
Lima Refining Company	Delaware
Husky Marketing and Supply Company	Delaware
Husky Oil Limited Partnership	Alberta
Husky Terra Nova Partnership	Alberta
Husky Downstream General Partnership	Alberta
Husky Energy Marketing Partnership	Alberta
Sunrise Oil Sands Partnership (50 percent)	Alberta
BP-Husky Refining LLC (50 percent)	Delaware

(1)	Principal operating subsidiaries exclusive of intercorporate relationships due to financing related receivables and financing investments.

Husky Energy Inc. | Annual Information Form 2017 | 6

GENERAL DEVELOPMENT OF HUSKY

Three-year History of Husky

The following is a description of how Husky’s business has developed over the last three completed financial years.

2015

On February 23, 2015, the Company filed the 2015 Canadian Shelf Prospectus, which enabled the Company to offer up to $3.0 billion of common shares, preferred shares, debt securities, subscription receipts, warrants and other units in Canada up to and including March 23, 2017.

On March 11, 2015, the Company announced that it had started oil production at the Sunrise Energy Project in northern Alberta.The project is being developed in multiple phases with Phase 1 consisting of two 30,000 bbls/day bitumen plants (Plants 1A and 1B).

On March 12, 2015, the Company issued $750 million of 3.55 percent notes due March 12, 2025 by way of a prospectus supplement dated March 9, 2015 to the 2015 Canadian Shelf Prospectus. The notes are redeemable at the option of the Company at any time, subject to a make whole premium unless the notes are redeemed in the three-month period prior to maturity. Interest is payable semi-annually on March 12 and September 12 of each year, beginning September 12, 2015. The notes are unsecured and unsubordinated and rank equally with all of the Company’s other unsecured and unsubordinated indebtedness.

On March 12, 2015, the Company issued 8 million Series 5 Preferred Shares at a price of $25.00 per share, for aggregate gross proceeds of $200 million, by way of a prospectus supplement dated March 5, 2015 to the 2015 Canadian Shelf Prospectus. Holders of the Series 5 Preferred Shares are entitled to receive a cumulative quarterly fixed dividend yielding 4.50 percent annually for the initial period ending March 31, 2020 as declared by the Board of Directors. See “Dividends – Dividend Policy and Restrictions – Series 5 Preferred Share Dividends”.

On June 17, 2015, the Company issued 6 million Series 7 Preferred Shares at a price of $25.00 per share, for aggregate gross proceeds of $150 million, by way of a prospectus supplement dated June 10, 2015 to the 2015 Canadian Shelf Prospectus. Holders of the Series 7 Preferred Shares are entitled to receive a cumulative fixed dividend yielding 4.60 percent annually for the initial period ending June 30, 2020 as declared by the Board of Directors. See “Dividends – Dividend Policy and Restrictions – Series 7 Preferred Share Dividends”.

On June 29, 2015, the Company announced that it had started production from the South White Rose project in the Jeanne d’Arc Basin offshore Newfoundland and Labrador (“NL”).

On July 16, 2015, the Company announced that it had started production at the 10,000 bbls/day Rush Lake Thermal Project in Saskatchewan.

On September 8, 2015, the Company announced that it had commenced production from a second oil well at the South White Rose project in the Jeanne d’Arc Basin offshore NL.

On October 6, 2015, the Company announced that it had entered into an agreement with Imperial Oil to create a single expanded truck transport network of approximately 160 sites in Canada.

On October 30, 2015, the Board of Directors approved an amendment to the Company’s dividend policy and the Company announced that the third quarter 2015 dividend would be paid in the form of common shares as an interim measure in lieu of paying a cash dividend. Given the persistent downward pressure on oil prices and the extended lower for longer outlook, the Board of Directors subsequently suspended the quarterly dividend. No cash or share dividend was issued for the fourth quarter of 2015.

On November 9, 2015, the Company announced the sanctioning of the development of the MDA, MBH and MDK gas fields. The Company had secured the gas sales agreement (“GSA”) for the first tranche of gas from the MDA-MBH fields development.

On December 3, 2015, the Company announced the signing of a production sharing contract (“PSC”) for Block 15/33 in the Pearl River Mouth Basin in the South China Sea. Under the PSC, Husky has an obligation to drill two exploration wells within the first three years.

During 2015, the Company acquired 2-D and 3-D seismic survey data on the Anugerah contract area.

Husky Energy Inc. | Annual Information Form 2017 | 7

2016

On March 9, 2016, the maturity date for one of the Company’s $2.0 billion revolving syndicated credit facilities, previously set to expire on December 14, 2016, was extended to March 9, 2020. In addition, the Company’s leverage covenant was modified to a debt-to-capital covenant.

On March 31, 2016, the Company announced that holders of 1,564,068 Series 1 Preferred Shares exercised their option to convert their shares, on a one-for-one basis, to Series 2 Preferred Shares and receive a floating rate quarterly dividend.

On April 18, 2016, the Company announced that it had commenced production at the 10,000 bbls/day Edam East Thermal Project in Saskatchewan.

On April 19, 2016, the Company commenced production from the Colony formation at the Tucker Thermal Project in the Cold Lake region of Alberta.

On May 25, 2016, the Company completed the sale of Western Canada royalty interests to a third party for gross proceeds of $165 million.

On June 16, 2016, the Company announced that it had commenced production at the 10,000 bbls/day Vawn Thermal Project in Saskatchewan.

Production from the Sunrise Energy Project was temporarily impacted by wildfires in the Fort McMurray region of Alberta in the second quarter of 2016. Operations were successfully restarted in the same quarter with all 55 well pairs back online and the plant being fully operational.

On July 15, 2016, the Company completed the sale of 65 percent of its ownership interest in select midstream assets in the Lloydminster region of Alberta and Saskatchewan for gross proceeds of $1.69 billion in cash. The assets include approximately 1,900 kilometres of pipeline in the Lloydminster region, 4.1 mmbbls of storage capacity at Hardisty and Lloydminster and other ancillary assets. The assets are held by a newly formed limited partnership, Husky Midstream Limited Partnership (“HMLP”), of which Husky owns 35 percent, Power Assets Holdings Limited (“PAH”)owns 48.75 percent and CK Infrastructure Holdings Limited (“CKI”) owns 16.25 percent. Proceeds from the transaction were received in the third quarter of 2016.

On August 2, 2016, the Company announced that its China subsidiary had signed a Heads of Agreement (“HOA”) with China National Offshore Oil Corporation (“CNOOC”) and relevant companies for the price adjustment of natural gas from the Liwan 3-1 and Liuhua 34-2 fields with the revised price set at Cdn$12.50-Cdn$15.00 per mcf. The price adjustment under the HOA was effective as of November 20, 2015, and the settlement of outstanding payment was calculated from that date.

On August 29, 2016, the Company commenced production at the 4,500 bbls/day Edam West Thermal Project in Saskatchewan.

On September 15, 2016, the Company commenced production at the North Amethyst Hibernia formation well offshore NL.

On October 27, 2016, the Company announced that at the Liwan Gas Project, the second 22-inch subsea pipeline connecting the deepwater pipeline to the central platform was completed, tested and placed in service. This pipeline provides operating flexibility for the deepwater infrastructure and completes the Liwan facilities to their full design specification.

On November 9, 2016, the Canada-Newfoundland and Labrador Offshore Petroleum Board (“C-NLOPB”) announced that the Company was the successful bidder on two parcels of land in its 2016 land sale. The lands cover an area of 211,574 hectares and brought the Company’s exploration licences (“ELs”) in the region to eight. The southwest parcel is adjacent to the White Rose field and satellite extensions, while the other is northeast of the field and adjacent to other Husky operated ELs in the Jeanne d’Arc Basin.

On November 29, 2016, the Company commenced production from a third well at the South White Rose project in the Jeanne d’Arc Basin offshore NL.

In late 2016, the Company sanctioned three new Lloyd thermal projects with total design capacity of 30,000 bbls/day at Dee Valley, Spruce Lake North and Spruce Lake Central.

Also during 2016, the Company completed the sale of approximately 30,200 boe/day of legacy crude oil and gas assets in Western Canada for gross proceeds of $1.12 billion.

Husky Energy Inc. | Annual Information Form 2017 | 8

2017

On March 10, 2017, the Company issued $750 million of 3.60 percent notes due March 10, 2027 by way of a prospectus supplement dated March 7, 2017, to the 2015 Canadian Shelf Prospectus. The notes are redeemable at the option of the Company at any time, subject to a make whole premium unless the notes are redeemed in the three-month period prior to maturity. Interest is payable semi-annually on March 10 and September 10 of each year, beginning September 10, 2017. The notes are unsecured and unsubordinated and rank equally with all of the Company’s other unsecured and unsubordinated indebtedness.

On April 13, 2017, the Company announced that it had signed a PSC for Block 16/25 in the Pearl River Mouth Basin in the South China Sea. Under the PSC, Husky has an obligation to drill two exploration wells within the first three years.

On May 5, 2017, the Company announced that, during the first quarter of 2017, it had commenced production from a new eight-well pad at the Tucker Thermal Project in the Cold Lake region of Alberta and from a new infill well at North Amethyst offshore NL.

On May 29, 2017, the Company announced that, together with its partners, it would be moving forward with the West White Rose Project in the Jeanne d’Arc Basin offshore NL, using a fixed wellhead platform tied back to the SeaRose FPSO, which would enable the Company and its partners to maximize resource recovery.

Also in May 2017, the Company announced a new discovery at Northwest White Rose. The White Rose A-78 well was drilled approximately 11 kilometres northwest of the SeaRose FPSO in the first quarter of 2017 and delineated a light oil column of more than 100 metres (gross). The Company has a 93.23 percent working interest in the well.

On July 21, 2017, the Company announced that the construction and installation of the shallow water jackets and subsea pipelines for the MDA-MBH fields in the Madura Strait were completed. The contract for a leased floating production unit was signed, and planning for the build commenced.

On September 15, 2017, the Company repaid the maturing 6.20 percent notes issued under a trust indenture dated September 11, 2007. The amount paid to note holders was $365 million, including $11 million of interest.

On October 26, 2017, the Company announced that, during the third quarter of 2017, gas production from the BD Project commenced and was sold from the onshore gas distribution facility in East Java under a fixed price GSA.

Also in October 2017, the Company announced that the GSA for future gas production from Liuhua 29-1, the third deepwater gas field at the Liwan Gas Project, was signed. The project was sanctioned in the fourth quarter of 2017.

On November 8, 2017, the Company completed the purchase of the Superior Refinery, a 50,000 bbls/day permitted capacity facility located in Superior, Wisconsin, U.S., from Calumet Specialty Products Partners, L.P. (“Calumet”) for $670 million (US$527 million) in cash, which includes $108 million (US$85 million) of working capital, subject to final adjustments. The acquisition included the Superior Refinery’s associated logistics, including two asphalt terminals, 3.6 mmbbls of crude and product storage and a fuels and asphalt marketing business. See “Description of Husky’s Business – Downstream Operations – U.S. Refining and Marketing – Superior Refinery”.

In November 2017, the Company sanctioned two new 10,000 bbls/day thermal projects at Westhazel and Edam Central.

In November 2017, the C-NLOPB announced that the Company was the successful bidder on a parcel of land in its 2017 land sale (50 percent Husky working interest). The lands cover an area of 121,453 hectares in the Jeanne d’Arc Basin. The lands are adjacent to the Company’s other ELs in the basin.

Also in November 2017, the Company’s participation in the Wenchang oilfields petroleum contract expired, and the Company will not be entitled to any further production rights.

During 2017, the Company completed the sale of select assets in Western Canada, representing approximately 20,200 boe/day for gross proceeds of approximately $185 million.

Also during 2017, regulatory approval was received for the three Lloyd thermal projects sanctioned in late 2016, Dee Valley, Spruce Lake North and Spruce Lake Central.

Also during 2017, the Company and Imperial Oil closed their previously announced transaction to create a single expanded truck transport network of approximately 160 sites.

Husky Energy Inc. | Annual Information Form 2017 | 9

DESCRIPTION OF HUSKY’S BUSINESS

Overview

Husky is a publicly traded international integrated energy company headquartered in Calgary, Alberta, Canada.

Management has identified segments for the Company’s business based on differences in products, services and management responsibility. The Company’s business is conducted predominantly through two major business segments: Upstream and Downstream.

Upstream operations include exploration for, and development and production of, crude oil, bitumen, natural gas and natural gas liquids (“NGL“) (“Exploration and Production”) and marketing of the Company’s and other producers’ crude oil, natural gas, NGLs, sulphur and petroleum coke, pipeline transportation, the blending of crude oil and natural gas, and storage of crude oil, diluent and natural gas (“Infrastructure and Marketing”). Infrastructure and Marketing markets and distributes products to customers on behalf of Exploration and Production and is grouped in the Upstream business segment based on the nature of its interconnected operations. The Company’s Upstream operations are located primarily in Alberta, Saskatchewan and British Columbia (“Western Canada”), offshore the east coast of Canada (“Atlantic”) and offshore China and offshore Indonesia (“Asia Pacific”).

Downstream operations include upgrading of heavy crude oil feedstock into synthetic crude oil in Canada (“Upgrading”), refining crude oil in Canada, marketing of refined petroleum products including gasoline, diesel, ethanol blended fuels, asphalt and ancillary products and production of ethanol (“Canadian Refined Products”). It also includes refining in the U.S. of primarily crude oil to produce and market asphalt, gasoline, jet fuel and diesel fuels that meet U.S. clean fuels standards (“U.S. Refining and Marketing”). Upgrading, Canadian Refined Products and U.S. Refining and Marketing all process and refine natural resources into marketable products and are grouped together as the Downstream business segment due to the similar nature of their products and services.

Corporate Strategy

The Company’s business strategy is to focus on returns from investment in a deep portfolio of opportunities that can generate increased funds from operations and free cash flow. The Company has two main businesses: (i) an integrated Canada-U.S. Upstream and Downstream corridor ( “Integrated Corridor”); and (ii) production located offshore Atlantic and Asia Pacific ( “Offshore”).

The Company’s business in the Integrated Corridor includes crude oil, bitumen, natural gas and NGL production from Western Canada, the Lloydminster upgrading and asphalt refining complex, the Prince George Refinery, HMLP (35 percent working interest and operatorship), and the Lima, Toledo and Superior refineries in the U.S. midwest. Natural gas production from the Western Canada portfolio is closely aligned with the Company’s energy requirements for refining and thermal bitumen production and acts as a natural hedge.

The Company’s Offshore business includes operations, development and exploration in Asia Pacific and Atlantic. Each area generates high-netback production, with near and long-term investment potential.

Husky Energy Inc. | Annual Information Form 2017 | 10

Upstream Operations

Integrated Corridor

Thermal and Non-Thermal Developments

Heavy Oil

The majority of the Company’s heavy oil assets are located in the Lloydminister region of Alberta and Saskatchewan, with lands consisting of approximately two million acres. This extensive land position spans most of the productive oil fields in the area, all within 100 kilometres of the City of Lloydminister.The majority of the Company’s operations are 100 percent working interest. The Company’s operations are supported by a network of Company-owned treating facilities and operated pipelines that transport heavy crude oil from the field locations to the Husky Lloydminister Asphalt Refinery, the Husky Lloydminister Upgrader and third-party pipeline systems at Hardisty, Alberta, providing full integration with the Company’s Upstream Infrastructure and Marketing and its Downstream business segments.

Production of heavy crude oil from the Lloydminister area uses a variety of technologies, including Cold Heavy Oil Production with Sand (“CHOPS”), horizontal wells, waterflooded fields and non-thermal enhanced oil recovery (“EOR”).

The Company operated five carbon dioxide (“CO2”) injection EOR pilot projects in 2017 and a CO2 capture and liquefaction plant at the Lloydminster Ethanol Plant. The liquefied CO2 is used in the ongoing EOR piloting program. The Company is also piloting several types of CO2 capture technology at its Lashburn facility in Saskatchewan.

Lloydminster Thermal Projects

Lloydminster bitumen production consists of nine thermal plants located in the Lloydminster region of Saskatchewan: Bolney/Celtic, Edam East, Edam West, Paradise Hill, Pikes Peak, Pikes Peak South, Rush Lake, Sandall and Vawn. Each plant has a number of production pads and utilizes Steam-Assisted Gravity Drainage (“SAGD”) technology. 2017 production from Lloyd thermal projects averaged 77,100 bbls/day.

In 2017, work continued on the 10,000 bbls/day Rush Lake 2 thermal development, with the central facility 65 percent complete as of the end of 2017, and with first bitumen expected in the first quarter of 2019.

Regulatory approval has also been secured for the next three new Lloyd thermal projects at Dee Valley, Spruce Lake North and Spruce Lake Central with a total design capacity of about 30,000 bbls/day. Site clearing was completed at Dee Valley in the fourth quarter of 2017 and construction will commence in 2018. Site clearing and construction will start at Spruce Lake Central in 2018, and at Spruce Lake North site clearing will start in 2018 with construction commencing in 2019. First production for all three projects is expected in 2020.

In November 2017, the Company sanctioned the next two 10,000 bbls/day thermal developments at Edam Central and Westhazel respectively. First production is expected in the second half of 2021.

All of the Company’s six new sanctioned 10,000 bbls/day thermal developments represent long life assets, using repeatable modular designs, with low sustaining capital requirements.

Tucker Thermal Project

The Tucker Thermal Project is a SAGD oil sands project located 30 kilometres northwest of Cold Lake, Alberta. It commenced bitumen production at the end of 2006.

In 2017, bitumen production averaged 21,900 bbls/day, with daily peak rates exceeding 24,000 bbls/day. Production is expected to reach 30,000 bbls/day by the end of 2018 through further development and optimization.

Sunrise Energy Project

On March 31, 2008, Husky and BP Corporation North America Inc. (“BP”) completed a transaction that created integrated North American oil sands and refining businesses. The businesses are comprised of a 50/50 partnership to develop the Sunrise Energy Project, operated by Husky, and a 50/50 limited liability company for the BP-Husky Toledo Refinery, operated by BP.

The Sunrise Energy Project is a SAGD oil sands project located in the Athabasca region of northern Alberta. At the end of 2017, there were 69 producing well pairs. In 2017, bitumen production averaged approximately 40,200 bbls/day (20,100 bbls/day Husky working interest). The project is expected to reach its 60,000 bbls/day nameplate capacity by the end of 2018.

Husky Energy Inc. | Annual Information Form 2017 | 11

Western Canada

Foothills Operations

The Company’s Foothills operations are located primarily in western Alberta. Primary areas of operations consist of Rocky Mountain House, Edson and Grande Prairie. Foothills operations are centered on a gas resource growth strategy.

Within its Foothills operations, production in 2017 consisted of approximately 1,700 bbls/day of light and medium crude oil, 6,000 bbls/day of NGL and 252.5 mmcf/day of natural gas. The area is heavily weighted towards natural gas production at approximately 81 percent. The Company is pursuing liquids-rich natural gas development opportunities within the existing asset portfolio primarily in the Ansell and Kakwa areas.

The Kakwa Spirit River liquids-rich gas resource play, in which 2017 production averaged 3,500 boe/day, is located south of Grande Prairie. The Company initiated an operated drilling program with four wells drilled in the fourth quarter of 2017, and one well was put on production before the end of 2017. The remaining three wells are expected to come on production in the first quarter of 2018.

Edson operations are located primarily in northern Alberta and consist of the Ansell and Galloway areas. The Ansell liquids-rich natural gas resource play is located in the deep basin Cretaceous formations of west-central Alberta, with the Company holding an average 95 percent working interest in approximately 173 net sections of contiguous lands. The Company has been actively developing the Spirit River formations since 2012 using multi-stage fractured horizontal wells. Production from the Ansell and Galloway areas has doubled since 2012 and in 2017 averaged 2,100 bbls/day of NGL and 120 mmcf/day of natural gas. The Company operates over 400 producing wells at Ansell including 51 Spirit River horizontal wells and 20 Cardium horizontal wells. In 2017, the Company drilled 17 horizontal wells and completed 12 horizontal wells with nine wells on production at the end of 2017.

In the Wembley and Karr areas of Alberta, the Company has drilled five wells in the liquids-rich Montney formation. At Wembley, three wells have been drilled with one currently on production and two expected to be on production in 2018. At Karr, two wells were drilled and on production before the end of 2017.

Resource oil development is focused on the Cardium oil play in the Wapiti area south of the city of Grand Prairie, Alberta, utilizing horizontal well and multi-stage fracturing technology to unlock crude oil reserves. During 2017, production from the Cardium play averaged 2,500 boe/day. A four well drilling program was completed in the fourth quarter of 2017 with all four wells expected to be completed and put on production in the first quarter of 2018.

Plans in 2018 for Foothills include an 18-well development program targeting the Spirit River formation and an eight- well development program targeting the Montney formation.

Plains Operations

The Company’s Plains operations are located in central Alberta, northern Alberta and southwest Saskatchewan. As at December 31, 2017, the Company operated one crude oil and four natural gas facilities with approximately 400 active wells throughout the area. Production in 2017 averaged 3,900 bbls/day of crude oil, 400 bbls/day of NGL and 28.5 mmcf/day of natural gas.

Rainbow Lake Development

Rainbow Lake, located approximately 900 kilometres northwest of Edmonton, Alberta, is the site of the Company’s largest light oil production operation in Western Canada. Production during 2017 from the Rainbow Lake Development operations averaged 5,300 bbls/day of light crude oil, 4,100 bbls/day of NGL and 72.6 mmcf/day of natural gas. NGL and natural gas production ramped up in 2017 with the sale of additional volumes which are no longer required for injection into EOR operations, which was enabled by the completion and start-up of a 4,000 bbls/day NGL processing and truck loading facility in the second quarter of 2017.

The Company holds a 50 percent interest in a 90 megawatt natural gas fired cogeneration facility adjacent to its Rainbow Lake processing plant. The cogeneration facility produces electricity and thermal energy, or steam, for the Rainbow Lake processing plant. Additional electricity is also generated for the Power Pool of Alberta.

Northwest Territories

The Company holds two ELs acquired in 2011 in the Northwest Territories at the Slater River Canol shale play, which were consolidated as one EL in 2015 and cover 483,000 gross acres (466,000 net acres). Two vertical pilot wells were drilled, completed and flow tested in 2012. These wells satisfied the requirements to extend the term of both the ELs to the full nine-year term. The Company acquired a 220-square kilometre multi-component 3-D seismic survey in 2012, and construction of an all-season access road was completed in 2014. In 2016, the Company was awarded a significant discovery declaration on 545 sections (150,000 hectares) of land north of the Gambill Fault. Additionally, five sections of land were granted significant discovery licence (“SDL”) status earlier in 2016 based on the MGM East MacKay I-78 well south of the Gambill Fault. The Company engaged in no activity in the Northwest Territories in 2017, and no activity is planned for 2018.

Husky Energy Inc. | Annual Information Form 2017 | 12

Offshore

Asia Pacific

China

Liwan Gas Project

The Liwan Gas Project includes the natural gas discoveries at the Liwan 3-1, Liuhua 34-2 and Liuhua 29-1 fields within the Contract Area 29/26 exploration block located in the Pearl River Mouth Basin of the South China Sea, approximately 300 kilometres southeast of the Hong Kong Special Administrative Region.

The Company has a 49 percent working interest in the project, and CNOOC has a 51 percent working interest. The initial development project of the Liwan 3-1 and Liuhua 34-2 fields was separated into deepwater and shallow water development projects, with the Company acting as deepwater operator and CNOOC acting as shallow water operator. The deepwater infrastructure includes production wells and trees, subsea pipelines and manifolds that produce to twin 22-inch deepwater pipelines running approximately 78 kilometres to a shallow water central platform. The shallow water infrastructure includes the central platform standing in approximately 120 metres of water, a 261-kilometre shallow water pipeline running from the central platform to the onshore Gaolan Gas Plant and the onshore gas plant with liquids separation facilities, 10 spherical NGL storage tanks, an export jetty, control facilities as well as administrative and accommodation buildings.

The Liwan 3-1 field commenced production at the end of March 2014. The gas field is currently producing from nine wells. The single production well in the Liuhua 34-2 field was tied into the deepwater facilities of the Liwan 3-1 field and commenced production in December 2014.

In 2017, gross gas sales from Liwan 3-1 and Liuhua 34-2 averaged 283 mmcf/day and 29 mmcf/day, respectively. In 2017, the Company’s working interest share of production from the two fields was 153 mmcf/day of conventional natural gas and 6,900 bbls/day of NGL.

The Liuhua 29-1 field is planned to be developed in a second project phase. The Company, acting as deepwater operator, plans to complete production wells and lay deepwater pipelines to tie into the existing Liuhua 34-2 field production manifold to share the existing Liwan Gas Project subsea infrastructure and the onshore Gaolan Gas Plant. In 2017, a gas sales agreement (“GSA”) was reached for future gas production from the field and the Board sanctioned the Liuhua 29-1 project for development. Construction is anticipated to begin in 2018, followed by first production in 2021.

Wenchang

The Wenchang field is located in the western Pearl River Mouth Basin, approximately 400 kilometres south of the Hong Kong Special Administrative Region and 100 kilometres east of Hainan Island. The Company held a 40 percent working interest in two oil fields, which commenced production in July 2002. The Wenchang 13-1 and 13-2 oil fields produced from 32 wells in 100 metres of water into an FPSO stationed between fixed platforms located in each of the two fields. In 2016, the PSC was extended for 130 days corresponding to the duration of production suspension for FPSO maintenance experienced in 2014. The PSC expired in November 2017, and the Company will not be entitled to any further production rights. The Company’s share of production averaged 5,400 bbls/day of light crude oil and NGL during 2017.

Block 15/33

The Company executed a PSC in December 2015 for an exploration block offshore China. Block 15/33 is located in the Pearl River Mouth Basin in the South China Sea, about 140 kilometres southeast of the Hong Kong Special Administrative Region and covers an area of 155 square kilometres in water depths of approximately 80 100 metres. The Company is the operator of the block during the exploration phase, with a working interest of 100 percent. In the event of a commercial discovery, its partner CNOOC may assume a working interest of up to 51 percent during the development and production phase. Under the PSC, the corresponding CNOOC share of exploration costs is to be recovered from production allocated to the Company. The Company expects to drill two exploration wells in the 2018 timeframe.

Block 16/25

The Company executed a PSC in April 2017 for an exploration block offshore China. Block 16/25 is located in the Pearl River Mouth Basin in the South China Sea, about 150 kilometres southeast of the Hong Kong Special Administrative Region and approximately 72 kilometres northeast of Block 15/33. The block covers an area of 44 square kilometres in water depths of approximately 85 100 metres. The Company is the operator of the block during the exploration phase, with a working interest of 100 percent. In the event of a commercial discovery, its partner CNOOC may assume a working interest of up to 51 percent during the development and production phase. Under the PSC, the corresponding CNOOC share of exploration costs is to be recovered from production allocated to the Company. The Company expects to drill two exploration wells in the 2018 timeframe in conjunction with the drilling on Block 15/33.

Husky Energy Inc. | Annual Information Form 2017 | 13

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

The acquisition of 2-D seismic survey data was completed in 2014, and the acquisition of 3-D seismic survey data was completed in 2017. The Company is analyzing the 3-D seismic survey data to identify potential drilling prospects.

Indonesia

Madura Strait

The Company has a 40 percent interest in approximately 622,000 acres (2,516 square kilometres) of the Madura Strait, located offshore East Java, in Indonesia. The Company’s two partners are CNOOC, which is the operator and has a 40 percent working interest, and Samudra Energy Ltd., which holds the remaining 20 percent interest through its affiliate, SMS Development Ltd. The Madura Strait includes the operating BD field and developments at the MDA, MBH, MDK and MAC fields and three additional discoveries.

In 2017 at the liquids-rich BD field, testing and commissioning of the shallow water production platform, FPSO, subsea pipeline to shore and onshore gas metering station were completed and first sales production was achieved mid-year. Gas sales to a second customer commenced in December. Gross gas sales are expected to ramp up to the full sales production target of 100 mmcf/day of gas and 6,000 bbls/day of associated liquids in 2018. Gross BD field sales averaged 20 mmcf/day of gas and 1,600 bbls/day of associated liquids in 2017. The Company’s working interest share of production was 8 mmcf/day and and 600 bbls/day, respectively.

At the MDA and MBH fields, facilities construction is ongoing. The platforms and in-field and tie-in production pipelines have been installed. A contract for the lease of a floating production unit vessel was signed in July 2017. Drilling of five MDA field production wells and two MBH field production wells is planned for the first half of 2018. Production from the MDA, MBH and MDK fields is expected in the 2019 timeframe with the additional MDK shallow water field expected to be tied in during the same period. Combined working interest sales volumes from the BD, MDA, MBH and MDK fields are expected to be approximately 100 mmcf/day of natural gas and 2,400 bbls/day of associated NGL once production is fully ramped up. Pre-engineering activities progressed at the MAC field, where an approved Plan of Development is in place. Additional discoveries in the region are being evaluated for potential development.

Anugerah

The Company executed a PSC in February 2014 with the Government of Indonesia for the Anugerah contract area. The Company holds a 100 percent interest in the Anugerah Block, which is located in the East Java Basin approximately 150 kilometres east of the Madura Strait. The block covers an area of 2,030,000 acres (8,215 square kilometres) with potential drilling opportunities in water depths of 800 to 1,300 metres. The PSC requires the acquisition of 2-D and 3-D seismic data during the first three years of the contract. In 2015 and 2016, a seismic acquisition program was carried out, and the results from the seismic surveys’ data continue to be evaluated to determine the potential for future drilling opportunities.

Atlantic

Overview

The Company’s Atlantic exploration and development program is focused in the Jeanne d’Arc Basin and the Flemish Pass. The Jeanne d’Arc Basin contains the Hibernia, Terra Nova and Hebron fields, as well as the White Rose field and satellite extensions, including North Amethyst, West White Rose and South White Rose. In the Flemish Pass Basin, the Company holds a 35 percent non-operated working interest in each of the Bay du Nord, Bay de Verde, Baccalieu, Harpoon and Mizzen discoveries. The Company is the operator of the White Rose field and satellite extensions and holds an ownership interest in the Terra Nova field, as well as a number of smaller undeveloped fields. The Company also holds significant exploration acreage offshore NL.

White Rose Field and Satellite Extensions

The White Rose field is located 354 kilometres off the coast of NL and is approximately 48 kilometres east of the Hibernia field on the eastern flank of the Jeanne d’Arc Basin. The Company is the operator of the main White Rose field and satellite tiebacks, including the North Amethyst, West White Rose and South White Rose extensions. The Company has a 72.5 percent working interest in the main field and a 68.875 percent working interest in the satellite extensions. To date, production has been facilitated via subsea tie-ins with wells drilled independently through drill centres and connected via flowlines to the SeaRose FPSO.

First oil was achieved at White Rose in November 2005. The White Rose field currently has 10 production wells, 10 water injection wells and three gas injection wells. During 2017, the Company’s light crude oil production from the White Rose field was 11,000 bbls/ day (Husky working interest).

Husky Energy Inc. | Annual Information Form 2017 | 14

On May 31, 2010, first oil was achieved from North Amethyst, the first satellite extension at the White Rose field. The field is located approximately six kilometres southwest of the SeaRose FPSO. Production flows from North Amethyst to the SeaRose FPSO through a series of subsea flow lines. In September 2016, the Company began production from the deeper Hibernia formation at North Amethyst utilizing existing infrastructure. As of December 31, 2017, the field had seven production wells and four water injection wells. During 2017, the Company’s light crude oil production from North Amethyst was 10,000 bbls/day (Husky working interest).

Initial production from West White Rose was achieved in September 2011 through a two-well pilot project. The pilot wells have helped provide further information on the reservoir to refine development plans for the full West White Rose field. During 2017, the Company’s share of light crude oil production from this satellite field was 2,000 bbls/day (Husky working interest).

In May 2017, the Company and its co-venturers announced plans to proceed with full field development at West White Rose using a fixed drilling platform. First oil is forecasted for 2022, with the West White Rose Project expected to ramp up to peak production of 52,500 bbls/day (Husky working interest) in 2025 as development wells are brought online. Costs are estimated at $2.2 billion (Husky working interest) to first oil. Like the other White Rose tiebacks, the platform will leverage existing offshore infrastructure including the SeaRose FPSO.

Production commenced from the South White Rose Extension in 2015 with production wells supported by both gas flood and water injection. The South White Rose Extension was developed in phases, with gas injection equipment installed in 2013 and oil production equipment installed in 2014. As at December 31, 2017, the project had four production wells, one water injection well and one gas injection well. During 2017, the Company’s working interest share of light crude oil production from the South White Rose Extension was 7,000 bbls/day.

Terra Nova Field

The Terra Nova field is located approximately 350 kilometres southeast of St. John’s, NL. The Terra Nova field is divided into three distinct areas, known as the Graben, the East Flank and the Far East. Production at Terra Nova commenced in January 2002. The Company’s working interest in the field increased to 13 percent effective December 1, 2010.

As at December 31, 2017, there were 14 development wells drilled in the Graben area, consisting of eight production wells, four water injection wells and two gas injection wells. In the East Flank area, there were 14 development wells, consisting of eight production wells and six water injection wells. The Far East has one extended reach producer and an extended reach water injection well. The operator continues to progress delineation and development opportunities at Terra Nova.

Light crude oil production during 2017 from the Terra Nova field was 4,000 bbls/day (Husky working interest).

East Coast Exploration

The Company holds working interests ranging from 5.8 percent to 100 percent in 24 Significant Discovery Areas in the Jeanne d’Arc Basin and Flemish Pass Basin, offshore NL and Baffin Island.

In May 2017, the Company announced a near-field oil discovery at Northwest White Rose. The White Rose A-78 well was drilled approximately 11 kilometres northwest of the SeaRose FPSO in the first quarter of 2017 and delineated a light oil column of more than 100 metres. The discovery continues to be assessed. Husky has a 93.232 percent ownership interest. A potential development could leverage the SeaRose FPSO, existing subsea infrastructure and the future West White Rose wellhead platform.

In June 2016, the Company and its partner announced two oil discoveries at the Bay de Verde and Baccalieu prospects in the Flemish Pass Basin, which add to the resource base for a potential development at the Bay du Nord discovery.The Company holds a 35 percent non-operated working interest in each of the Bay du Nord, Bay de Verde, Baccalieu, Harpoon and Mizzen discoveries. The C-NLOPB issued an SDL for Bay du Nord in November 2017. The SDL 1055 covers an area of 13,149 hectares. The Company and its partner continue to assess the commercial potential of these discoveries.

In November 2017, the C-NLOPB announced that the Company was the successful bidder on a parcel of land in its 2017 land sale. The lands cover an area of 121,453 hectares in the Jeanne d’Arc Basin. The lands are adjacent to other Husky ELs in the basin, and bring the Company’s ELs in the region to nine.

Infrastructure and Marketing

Overview

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

Husky Energy Inc. | Annual Information Form 2017 | 15

Husky Midstream Limited Partnership

HMLP was created in July 2016 with the sale of selected pipeline gathering systems in Alberta and Saskatchewan and the Lloydminster and Hardisty terminals. CKI owns 16.25 percent, PAH owns 48.75 percent, and Husky owns 35 percent of HMLP and remains the operator. The entity has approximately 1,900 kilometres of pipeline in the Lloydminster region, 4.1 mmbbls of storage capacity at Hardisty and Lloydminster and other ancillary assets. The Lloydminster Terminal, with a total storage capacity of 1.0 mmbbls, serves as a hub for the gathering systems. The pipeline systems transport blended heavy crude oil to Lloydminster,accessing markets through Husky’s Upgrader and Asphalt Refinery in Lloydminster. Blended heavy crude oil and bitumen from the field and synthetic crude oil from the upgrading operations are transported south to Hardisty, Alberta to a connection with the major export trunk pipelines. The Hardisty Terminal, with a total storage capacity of 3.1 mmbbls, acts as the exclusive blending hub for Western Canada Select (“WCS”), the largest heavy oil benchmark pricing point in North America.

HMLP has a separate Board of Directors from Husky and independent financing that supports both significant growth projects that are under construction and forecasted future expansions. Approximately $800 million in growth projects are underway. HMLP is in the process of diversifying its operations beyond the Lloydminster and Hardisty area and has commercial support to enter the natural gas processing segment.

In 2018, HMLP expects to commission a 150-kilometre pipeline system in Alberta to allow for third-party and Husky production growth in both Alberta and Saskatchewan. A second major pipeline project is underway in Saskatchewan to provide transportation for the anticipated increase in the Company’s bitumen production. The Hardisty terminal is also expanding to provide additional pipeline connectivity and crude oil storage for customers. The assets will play an integral and valuable role in the successful transportation of heavy oil and bitumen production to end markets by providing connections to the Husky Lloydminster Upgrader and Asphalt Refinery, third-party terminals and pipelines through strategic hubs such as the Hardisty Terminal.

Third-Party Pipeline Commitments

In 2010, the Company commenced its pipeline commitment on the Keystone pipeline system, which ships Canadian crude oil from Hardisty, Alberta to Patoka, Illinois. This commitment was part of a strategy, commenced in 2006, to expand the market for the Company’s crude oil into the midwest U.S. This strategy was further supported through the acquisition of the Lima Refinery in 2007, which now enables the Company’s Canadian synthetic and bitumen production along with additional third-party purchases to be processed at the refinery. The Company has the ability to utilize the portion of the Keystone pipeline system that continues to Cushing, Oklahoma, and the Company holds long-term firm capacity on the Enbridge Flanagan South pipeline and Southern Access Extension pipeline which connect Enbridge’s Mainline to the U.S. Gulf Coast and Patoka markets.

Due to the Company’s ongoing Keystone pipeline commitment, the Lima Refinery has the option to access a significant amount of Canadian crude oil as part of its crude feedstock requirements. The Keystone pipeline has enabled the Company to sell bitumen through interconnecting pipeline systems to the Lima Refinery and into Cushing, Oklahoma.

Since 2012, the pipeline systems leaving Canada have at times been subject to significant apportionment, affecting both Canadian export volumes and crude oil prices in Western Canada. The Company has mitigated these effects through the reliability of its proprietary pipeline system, its firm capacity on export pipelines and the Company’s demand for Canadian crude oil feedstock for its Canadian upgrading and refining assets. In 2017, the Company further enhanced this integration when it purchased a 50,000 bbls/ day refinery at Superior, Wisconsin which runs a combination of heavy Canadian crude and light crudes from Canada and the U.S. The Superior Refinery is located on the Enbridge Mainline crude system. As a seller and buyer of crude oils, the Company has a relatively balanced exposure to many location and grade differentials.

The Company has been monitoring opportunities to participate in growing crude oil markets accessed by rail, which have developed due to refiners’ desire for inland crude oil which has at times been priced at significant discounts to ocean imports. The Company has made crude oil deliveries to rail-loading facilities via trucks, where netbacks can be increased relative to pipeline alternatives. While the Company’s primary focus is on low-cost pipeline transportation options, it has developed the capability to employ rail transport to a variety of crude oil markets.

Natural Gas Storage Facilities

The Company has operated a 25 bcf natural gas storage facility at Hussar, Alberta since 2000.

Commodity Marketing

The Company is a marketer of both its own and third-party production of crude oil, synthetic crude oil, NGL, natural gas and sulphur. The Company also markets petroleum coke, a by-product from the Lloydminster Upgrader and its Ohio and Wisconsin refineries. The Company supplies feedstock to its Lloydminster Upgrader and Asphalt Refinery from its own and third-party heavy oil and bitumen production sourced from the Lloydminster and Cold Lake areas. The Company also sells blended heavy crude oil directly to refiners based in the U.S. and Canada. The extensive infrastructure in the Lloydminster area supports the Company’s heavy crude oil refining and marketing operations. The Company markets light and medium crude oil and NGL sourced from its own production and third-party production. Light crude oil is acquired for processing by the Prince George Refinery, the Lima Refinery and the Superior Refinery. The Company markets the synthetic crude oil produced at its Upgrader in Lloydminster to refiners in Canada and the U.S., including the Lima Refinery and other refineries in the midwest U.S.

Husky Energy Inc. | Annual Information Form 2017 | 16

The Company markets natural gas sourced from its own production and third-party production. The Company is currently committed to gas sales contracts with third parties, which in aggregate do not exceed amounts forecasted to be deliverable from the Company’s reserves. The natural gas sales contracts are primarily at market prices other than those that meet the Company’s own use requirements. The Company trades natural gas to generate revenue from managed assets, including transportation and natural gas storage facilities.

The Company has developed its commodity marketing operations to include the acquisition of third-party volumes to enhance the value of its midstream assets.

Downstream Operations

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

The Upgrader was commissioned in 1992 with an original design capacity of 46 mbbls/day of synthetic crude oil. Current production is considerably higher than the original design rate capacity as a result of throughput modifications and improved reliability. In 2007, the Upgrader commenced production of transportation grade diesel. The Upgrader’s current rated production capacity is 82,000 bbls/day of synthetic crude oil, diluent and ultra low sulphur diesel.

Production at the Upgrader averaged 49,000 bbls/day of synthetic crude oil, 14,000 bbls/day of diluent and 6,000 bbls/day of ultra low sulphur diesel in 2017. In addition, as by-products of its upgrading operations, the Upgrader produced approximately 316 long tons/day of sulphur and 916 long tons/day of petroleum coke during 2017. These products are sold in Canadian and international markets.

Canadian Refined Products

The Company’s Canadian Refined Products operations include refining of light crude oil, manufacturing of fuel and fuel grade ethanol, manufacturing of asphalt products from heavy crude oil and bitumen and acquisition by purchase and exchange of refined petroleum products. The Company’s retail distribution network includes the wholesale, commercial and retail marketing of refined petroleum products and provides a platform for non-fuel related convenience product businesses.

Light oil refined products are produced at the Prince George Refinery and are also acquired from third-party refiners and marketed through the Company’s retail and commercial petroleum outlets and through direct marketing to third-party dealers and end users. Asphalt and residual products are produced at the Company’s Asphalt Refinery at Lloydminster, Alberta and are marketed directly or through the Company’s eight emulsion plants, five of which are also asphalt terminals located throughout western Canada.

Prince George Refinery

The Prince George Refinery provides refined products to the Company and third-party retail outlets in the central and northern regions of British Columbia. Feedstock is delivered to the refinery by pipeline from northeastern British Columbia.

The Prince George Refinery produces all grades of unleaded gasoline, seasonal diesel fuels, mixed propane and butane and heavy fuel oil. During 2017, throughput averaged 11,200 bbls/day.

Lloydminster Asphalt Refinery

Husky’s Asphalt Refinery in Lloydminster, Alberta, processes heavy crude oil and bitumen into asphalt products used in road construction and maintenance, and industrial asphalt products. The refinery has a throughput capacity of 29,000 bbls/day of heavy crude oil and bitumen. The refinery also produces straight run gasoline, bulk distillates and residuals. The straight run gasoline stream is removed and re-circulated into HMLP’s pipeline network as pipeline diluent. The distillate stream is transferred to the Upgrader and furthered processed to make ultra low sulphur diesel fuel or treated for blending into the Husky Synthetic Blend (“HSB”) stream. Residuals are a blend of medium and light distillate and gas oil streams, which are typically sold directly to customers as refinery feedstock, drilling and well-fracturing fluids, or used in asphalt cutbacks and emulsions.

Refinery throughput averaged 26,800 bbls/day of blended heavy crude oil and bitumen feedstock during 2017. In 2017, daily sales volumes of asphalt averaged 14,800 bbls/day and daily sales volumes of residual and other products averaged 11,900 bbls/day. Due to the seasonal demand for asphalt products, many asphalt refineries typically operate at full capacity only during the normal paving season in Canada and the northern U.S. The Company has implemented various strategies to increase refinery throughput during the other months of the year that are outside of the normal paving season, such as increasing storage capacity and developing U.S. markets for asphalt products. This allows the Lloydminster Asphalt Refinery to run at or near full capacity throughout the year.

Husky Energy Inc. | Annual Information Form 2017 | 17

Asphalt Distribution Network

In addition to sales directly from the Lloydminster Asphalt Refinery, the Company, through the Pounder Emulsions division, has an asphalt distribution network which consists of five asphalt terminals located at Kamloops, British Columbia, Edmonton and Lethbridge, Alberta, Yorkton, Saskatchewan and Winnipeg, Manitoba and two emulsion plants located at Lloydminster and Saskatoon, Saskatchewan. The Company also terminals asphalt at the Prince George Refinery and uses independently operated terminals in British Columbia, Alberta and the state of Washington.

The Company’s wholesale sales to the U.S. and eastern Canada accounted for over 50 percent of its total asphalt sales in 2017. Exported asphalt products are shipped across the U.S. and Canada. The Company sold 5.1 mmbbls of asphalt in 2017.

In 2018, the Company plans to increase asphalt modification capacity, expand sales in U.S. markets and further market residual products as refinery feedstock.

Ethanol Plants

In September 2006, the Company commissioned an ethanol plant in Lloydminster, Saskatchewan. The plant has an annual nameplate capacity of 130 million litres. In December 2007, the Minnedosa, Manitoba ethanol plant was commissioned also with an annual nameplate capacity of 130 million litres and is currently operating above that capacity due to efforts to optimize yield. In 2017, ethanol production averaged 804.8 thousand litres/day.

The Company’s ethanol production supports its ethanol-blended gasoline marketing program. When added to gasoline, ethanol promotes more complete fuel combustion, prevents fuel line freezing and reduces carbon monoxide emissions, ozone precursors and net emissions of greenhouse gases (“GHG”). Environment Canada has designated ethanol blended gasoline as an “Environmental Choice” product. The Company sells a large portion of its production to other major oil companies for their ethanol blending requirements in western Canada.

During 2012, the Lloydminster plant commissioned a CO2 capture facility. The plant is currently capturing CO2 for use in the Company’s non-thermal EOR projects.

Branded Petroleum Product Outlets and Commercial Distribution

During 2015, the Company and Imperial Oil entered into a contractual agreement to create a single expanded truck transport cardlock network of approximately 160 sites. The agreement has been fully implemented, and the consolidation of the two cardlock networks, under the Esso brand, was completed in the third quarter of 2017.

As at December 31, 2017, there were 558 independently operated Husky and Esso-branded petroleum product outlets. These outlets include travel centres, convenience stores, cardlock and bulk distribution facilities located from coast to coast. The Company’s network of travel centres feature a proprietary cardlock system that enables commercial customers to purchase products using a sophisticated card system that processes transactions, provides detailed billing, fuel and sales tax information and offers advanced fraud protection. A variety of full and self-serve retail locations serve urban and rural markets across the network, while the Company’s bulk distributors offer direct sales to commercial and agricultural markets in the Prairie provinces.

The Company’s retail and commercial operating model is balanced by corporate-owned/dealer-operated and branded dealer owned and operated sites. Retail outlets offer a variety of services, including convenience stores, service bays, 24-hour accessibility, car washes, Husky House restaurants and proprietary and co-branded quick-serve restaurants. In addition to ethanol-blended gasoline, the Company offers diesel, propane and Mobil-branded lubricants to customers. The Company supplies refined petroleum products to its branded independent retailers on an exclusive basis and provides financial and other assistance for location improvements, marketing support and related services.

Husky Energy Inc. | Annual Information Form 2017 | 18

The following table shows the number of Husky and Esso-branded petroleum outlets by province as of December 31, 2017:

	British Columbia	Alberta	Saskatchewan	Manitoba	Ontario	Quebec	New Brunswick	2017 Total	2016 Total
Husky-Branded
Petroleum Outlets
Retail Owned Outlets	39	46	8	12	58	—	—	163	213
Leased	32	32	3	7	25	—	—	99	111
Independent Retailers	48	65	11	3	13	—	—	140	156

Total	119	143	22	22	96	—	—	402	480

Esso-Branded
Petroleum Outlets
Retail Owned Outlets	14	15	4	3	12	—	—	48	—
Leased	2	2	—	3	1	—	—	8	—
Independent Retailers	32	23	4	6	27	7	1	100	—

Total	48	40	8	12	40	7	1	156	—

Cardlocks(1)	52	46	10	11	40	7	1	167	84
Convenience Stores(1)	80	86	14	21	95	—	—	296	301
Restaurants	8	9	3	1	13	—	—	34	36

(1)	Located at branded petroleum outlets.

The Company also markets refined petroleum products directly to various commercial markets, including independent dealers, national rail companies and major industrial and commercial customers in Canada and the northwestern U.S.

The following table shows average daily sales volumes of light refined petroleum products for the periods indicated:

	Years ended December 31,
Average Daily Sales Volume (mbbls/day)	2017	2016	2015
Gasoline	22.8	22.4	23.1
Diesel fuel	23.7	18.5	23.7
Liquefied Petroleum Gas	0.2	0.2	0.2

	46.7	41.1	47.0

U.S. Refining and Marketing

Lima Refinery

The Lima Refinery, has an atmospheric crude throughput capacity of 165,000 bbls/day and an operating capacity of 140,000 to 165,000 bbls/day on its current crude slate. The Lima Refinery currently processes both light sweet crude oil and a small percentage of heavy crude oil feedstock sourced from the U.S. and Canada, which includes Canadian synthetic crudes, including HSB produced by the Lloydminster Upgrader. The Lima Refinery produces low sulphur gasoline, gasoline blend stocks, ultra-low sulphur diesel, jet fuel, petrochemical feedstock and other by-products. The feedstocks are received via the Mid-Valley and Marathon Pipelines, and the refined products are transported via the Buckeye, Inland, Sunoco Logistics and Teppco pipeline systems and by rail car to primary markets in Ohio, Illinois, Indiana, Pennsylvania and southern Michigan.

During 2017, total throughput at the Lima Refinery averaged 172,200 bbls/day. Production in 2017 consisted of gasoline averaging 86,000 bbls/day, total distillates averaging 69,000 bbls/day and total other products averaging 20,000 bbls/day.

The Lima Refinery continues to progress reliability and profitability improvement projects. Front End Engineering Design (“FEED”) commenced in the second half of 2013 to revamp existing refinery process units and add new equipment to allow the refinery to process up to 40,000 bbls/day of Western Canadian heavy crude oil while maintaining the existing capability and flexibility to refine light crude oil. Current heavy crude oil feedstock capability is 10,000 bbls/day.The full scope of the project is expected to be completed in phases over a two-year period through 2018 and 2019.

Husky Energy Inc. | Annual Information Form 2017 | 19

BP-Husky Toledo Refinery

The BP-Husky Toledo Refinery has a nameplate capacity of 160,000 bbls/day and an operating capacity of 140,000 to153,000 bbls/ day on its current crude slate. Products include low sulphur gasoline, ultra-low sulphur diesel, aviation fuels, propane and asphalt. The BP-Husky Toledo Refinery is located in one of the highest energy consumption regions in the U.S.

A feedstock optimization project completed during the 2016 turnaround was designed to improve the BP-Husky Toledo Refinery’s ability to process high-TAN crude. In 2017, the benefits of this project were realized and the refinery processed 55,000 to 70,000 bbls/day of high-TAN crude, which supports the strategic intent for the refinery to process bitumen from the Sunrise Energy Project. Since January 1, 2017, the Company has been marketing its share of the joint operation’s refined product.

During 2017, the Company’s share of total throughput averaged 76,600 bbls/day, with the Company’s share of production of gasoline averaging 45,200 bbls/day, distillates averaging 22,300 bbls/day and other fuel and feedstock averaging 10,100 bbls/day.

Superior Refinery

On November 8, 2017, the Company completed the acquisition of the Superior Refinery. The Superior Refinery has a permitted throughput capacity of 50,000 bbls/day and an operating capacity of 45,000 bbls/day on its current crude slate. Products include gasoline, diesel, asphalt and heavy fuel oils.

During 2017, annualized total throughput at the refinery averaged 5,500 bbls/day.

Husky Energy Inc. | Annual Information Form 2017 | 20

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

Disclosure of Oil and Gas Activities

Operating Netback Analysis(1)

The following tables show the Company’s netback analysis by product and area:

	Year Ended	Three Months Ended
Average Per Unit Amounts	Dec 31, 2017	Dec 31, 2017	Sept 30, 2017	June 30, 2017	Mar 31, 2017
Company Total(2)
Sales volume (mboe/day)	322.9	320.4	317.7	319.5	334.0
Gross Revenue ($/boe)(3)	$42.47	$46.69	$40.05	$41.58	$41.58
Royalties ($/boe)	$3.07	$3.28	$2.45	$3.14	$3.47
Production and Operating Costs ($/boe)(3)	$13.93	$13.20	$14.12	$14.65	$13.75
Transportation Costs ($/boe)(4)	$0.22	$0.21	$0.23	$0.26	$0.19

Operating netback ($/boe)	$25.25	$30.00	$23.25	$23.53	$24.17

Light and Medium Crude Oil ($/bbl)
Canada - Western Canada
Gross Revenue(3)	$53.11	$58.96	$47.92	$51.17	$54.56
Royalties	$6.17	$7.14	$5.37	$6.34	$5.93
Production and Operating Costs(3)	$30.29	$34.44	$33.43	$30.35	$24.88

Operating netback	$16.65	$17.38	$9.12	$14.48	$23.75

Canada - Atlantic Canada
Gross Revenue	$71.69	$82.12	$67.82	$66.36	$70.53
Royalties	$6.75	$5.71	$4.09	$6.27	$9.86
Production and Operating Costs	$17.12	$15.36	$24.98	$15.82	$14.64
Transportation Costs(4)	$2.13	$2.05	$2.89	$2.19	$1.64

Operating netback	$45.69	$59.00	$35.86	$42.08	$44.39

Canada - Total
Gross Revenue(3)	$66.82	$76.33	$61.85	$62.75	$66.25
Royalties	$6.60	$6.07	$4.49	$6.29	$8.81
Production and Operating Costs(3)	$20.57	$20.13	$27.51	$19.27	$17.39
Transportation Costs(4)	$1.57	$1.54	$2.02	$1.67	$1.20

Operating netback	$38.08	$48.59	$27.83	$35.52	$38.85

China
Gross Revenue	$72.08	$89.37	$71.09	$67.44	$70.45
Royalties	$5.08	$6.44	$5.06	$4.80	$4.79
Production and Operating Costs	$11.96	$24.16	$10.96	$12.96	$7.05

Operating netback	$55.04	$58.77	$55.07	$49.68	$58.61

Total
Gross Revenue(3)	$67.36	$77.05	$63.13	$63.27	$66.70
Royalties	$6.44	$6.08	$4.56	$6.13	$8.37
Production and Operating Costs(3)	$19.68	$20.36	$25.21	$18.57	$16.27
Transportation Costs(4)	$1.41	$1.45	$1.74	$1.48	$1.07

Operating netback	$39.83	$49.16	$31.62	$37.09	$40.99

Heavy Crude Oil ($/bbl)
Canada - Total
Gross Revenue(3)	$43.38	$48.64	$41.89	$42.06	$41.28
Royalties	$4.43	$5.44	$4.27	$4.37	$3.71
Production and Operating Costs(3)	$23.62	$22.46	$24.31	$24.58	$23.17

Operating netback	$15.33	$20.74	$13.31	$13.11	$14.40

Husky Energy Inc. | Annual Information Form 2017 | 21

	Year Ended	Three Months Ended
Average Per Unit Amounts	Dec 31, 2017	Dec 31, 2017	Sept 30, 2017	June 30, 2017	Mar 31, 2017
Bitumen ($/bbl)
Canada - Total
Gross Revenue(3)(4)	$38.20	$41.88	$38.14	$37.46	$35.20
Royalties	$2.08	$1.81	$1.99	$2.43	$2.10
Production and Operating Costs(3)	$11.27	$9.83	$10.54	$12.94	$11.83

Operating netback	$24.85	$30.24	$25.61	$22.09	$21.27

Conventional Natural Gas ($/mcf)
Canada - Total
Gross Revenue(3)(5)	$2.29	$1.83	$1.64	$2.88	$2.79
Royalties(5)(6)	($0.11)	($0.10)	($0.31)	($0.08)	($0.01)
Production and Operating Costs(3)	$2.04	$2.19	$2.02	$1.99	$1.96

Operating netback	$0.36	($0.26)	($0.07)	$0.97	$0.84

China
Gross Revenue	$13.29	$13.40	$13.05	$13.44	$13.31
Royalties	$0.74	$0.82	$0.70	$0.71	$0.71
Production and Operating Costs	$0.86	$0.79	$0.72	$1.06	$0.95

Operating netback	$11.69	$11.79	$11.63	$11.67	$11.65

Indonesia(7)
Gross Revenue	$9.51	$9.62	$9.39	$—	$—
Royalties	$1.03	$1.04	$1.02	$—	$—
Production and Operating Costs	$2.10	$1.90	$2.51	$—	$—

Operating netback	$6.38	$6.68	$5.86	$—	$—

Total
Gross Revenue(3)	$5.52	$5.89	$5.25	$5.59	$5.35
Royalties	$0.15	$0.24	$0.05	$0.14	$0.17
Production and Operating Costs(3)	$1.70	$1.72	$1.64	$1.75	$1.71

Operating netback	$3.67	$3.93	$3.56	$3.70	$3.47

Natural Gas Liquids ($/bbl)
Canada - Total
Gross Revenue(3)	$32.08	$35.22	$26.58	$27.76	$41.28
Royalties	$10.16	$11.04	$9.09	$8.76	$12.35
Production and Operating Costs(3)	$12.13	$13.07	$11.85	$11.86	$11.81

Operating netback	$9.79	$11.11	$5.64	$7.14	$17.12

China
Gross Revenue	$59.50	$67.83	$54.39	$55.21	$60.33
Royalties	$3.38	$3.82	$3.08	$3.11	$3.48
Production and Operating Costs	$5.31	$4.92	$4.46	$6.48	$5.75

Operating netback	$50.81	$59.09	$46.85	$45.62	$51.10

Indonesia(7)
Gross Revenue	$77.79	$77.79	$—	$—	$—
Royalties	$12.32	$12.32	$—	$—	$—
Production and Operating Costs	$12.59	$11.39	$—	$—	$—

Operating netback	$52.88	$54.08	$—	$—	$—

Total
Gross Revenue(3)	$44.18	$51.19	$37.83	$38.00	$49.63
Royalties	$7.62	$8.69	$6.66	$6.65	$8.46
Production and Operating Costs(3)	$9.51	$10.07	$8.86	$9.85	$9.15

Operating netback	$27.05	$32.43	$22.31	$21.50	$32.02

(1)

The operating netback includes results from Upstream Exploration and Production and excludes results from Upstream Infrastructure and Marketing. Operating netback is a non-GAAP measure. Refer to the Reader Advisories for further details.

(2)	Includes associated co-products converted to boe and mcf.
(3)	Transportation expenses have been deducted from both gross revenue and production and operating costs to reflect the actual price received at the oil and gas lease.
(4)	Includes offshore transportation costs shown separately from price received.
(5)	Includes sulphur sales revenues/royalties.
(6)	Alberta Gas Cost Allowance reported exclusively as gas royalties.
(7)	Revenues and expenses related to the Husky-CNOOC Madura Ltd. joint venture are accounted for under the equity method for financial statement purposes.

Husky Energy Inc. | Annual Information Form 2017 | 22

Production History

	Year Ended	Three Months Ended
Average Gross Daily Production(1)	Dec 31, 2017	Dec 31, 2017	Sept 30, 2017	June 30, 2017	Mar 31, 2017
Canada - Western Canada
Light and Medium Crude Oil (mbbls/day)	12.1	11.0	11.1	11.8	14.5
Heavy Crude Oil (mbbls/day)	44.4	42.3	44.1	43.1	48.0
Bitumen (mbbls/day)	119.1	120.9	117.7	117.4	120.6
Conventional Natural Gas (mmcf/day)	378.2	341.8	379.5	382.2	409.8
NGL (mbbls/day)	10.5	11.7	11.4	10.8	8.0
Canada - Atlantic
Light and Medium Crude Oil (mbbls/day)	34.0	33.0	25.7	38.0	39.6
China - Asia Pacific(2)
Light and Medium Crude Oil (mbbls/day)	5.3	2.6	5.9	6.2	6.6
Conventional Natural Gas (mmcf/day)	152.9	176.5	168.6	132.6	133.3
NGL (mbbls/day)	7.0	7.4	7.9	6.4	6.2
Indonesia - Asia Pacific(3)
Conventional Natural Gas (mmcf/day)	8.0	16.6	15.3	—	—
NGL (mbbls/day)	0.6	2.3	—	—	—

Total Gross Production (mboe/day)	322.9	320.4	317.7	319.5	334.0

(1)	Total production volumes for 2017, for each product type, are set forth in the Reconciliation of Gross Proved Plus Probable Reserves table.
(2)	Reported production volumes include Husky’s working interest production from the Liwan Gas Project (49 percent).
(3)

Reported production volumes include Husky’s working interest production from the BD Project (40 percent). Revenues and expenses related to the Husky-CNOOC Madura Ltd. joint venture are accounted for under the equity method for consolidated financial statement purposes.

Producing and Non-Producing Wells(1)(2)(3)

	Oil Wells		Natural Gas Wells		Total
Producing Wells	Gross	Net	Gross	Net	Gross	Net
Canada
Alberta	1,435	1,221	2,080	1,488	3,515	2,709
Saskatchewan	2,757	2,675	224	221	2,981	2,896
British Columbia	2	1	150	138	152	139
Newfoundland	22	6	—	—	22	6

	4,216	3,903	2,454	1,847	6,670	5,750

International
China	—	—	10	5	10	5
Indonesia	—	—	4	2	4	2

	—	—	14	7	14	7

As at December 31, 2017	4,216	3,903	2,468	1,854	6,684	5,757

	2017
	Oil Wells		Natural Gas Wells		Total
Non-Producing Wells	Gross	Net	Gross	Net	Gross	Net
Canada
Alberta	1,984	1,830	1,245	1,024	3,229	2,854
Saskatchewan	4,294	4,129	213	192	4,507	4,321
British Columbia	1	—	36	22	37	22

As at December 31, 2017	6,279	5,959	1,494	1,238	7,773	7,197

(1)

The number of gross wells is the total number of wells in which the Company owns a working interest. The number of net wells is the sum of the fractional interests owned in the gross wells. Productive wells are those producing or capable of producing at December 31, 2017.

(2)

The above table does not include producing wells in which the Company has no working interest but does have a royalty interest. At December 31, 2017, the Company had a royalty interest in 986 wells, of which 478 were oil producers and 508 were gas producers.

(3)

For purposes of the table, multiple completions are counted as a single well. Where one of the completions in a given well is an oil completion, the well is classified as an oil well. In 2017, there were 1,125 gross and 1,033 net oil wells and 100 gross and 85 net natural gas wells that were completed in two or more formations and from which production is not commingled.

Husky Energy Inc. | Annual Information Form 2017 | 23

Of the 18 mmboe of Proved Developed Non-Producing reserves as of year-end 2017, approximately 15 mmboe are associated with wells drilled in 2017 that will be placed on production in 2018 and 2019. The remaining volumes are associated with optimization programs within existing fields scheduled over the next five years. Because the remaining capital is small relative to drilling and completion costs the associated reserves are considered developed. There are no other non-producing wells attributed with material reserves.

Landholdings

Developed Acreage (thousands of acres)	Gross	Net
Western Canada
Alberta	2,056	1,716
Saskatchewan	459	440
British Columbia	44	42

	2,559	2,198
Atlantic	54	20

	2,613	2,218
China	17	7
Indonesia	1	—

As at December 31, 2017	2,631	2,225

Undeveloped Acreage (thousands of acres)	Gross	Net
Western Canada
Alberta	2,558	2,268
Saskatchewan	603	597
British Columbia	202	169

	3,363	3,034
Northwest Territories and Arctic	471	458
Atlantic	2,749	1,706

	6,583	5,198
China	105	52
Indonesia	2,977	2,607
Taiwan	1,904	1,428

As at December 31, 2017	11,569	9,285

Significant Factors or Uncertainties Relevant to Properties with No Attributed Reserves

The Company has commitments totaling approximately $88 million related to exploration to be completed in Atlantic between 2022 and 2023. In addition, the Company has approximately $48 million of commitments related to exploration in the Northwest Territories by 2021. Failure to complete the necessary work commitment may result in the Company forfeiting the right to further exploration activity on the undeveloped land.

As at December 31, 2017, over the next 12 months, development rights to approximately 305,435 acres, or less than four percent, of the Company’s net undeveloped landholdings in Canada will be subject to expiry.

The Company holds interests in a diverse portfolio of undeveloped petroleum assets in Western Canada, Atlantic, Asia Pacific, the Northwest Territories and the Arctic. As part of its active portfolio management, the Company continually reviews the economic viability of its undeveloped properties using industry-standard economic evaluation techniques and pricing and economic environment assumptions. Each year,as part of this active management process, some properties are selected for further development activities, while others are held in abeyance, sold, swapped or relinquished back to the mineral rights owner. There is no guarantee that commercial reserves will be discovered or developed on these properties.

Husky Energy Inc. | Annual Information Form 2017 | 24

Abandonment and Reclamation Costs

There are no significant abandonment or reclamation costs and no unusually high expected development costs or operating costs that have affected or that the Company reasonably expects to affect anticipated development or production activities on properties with no attributed reserves. For further information on abandonment and reclamation costs in respect of the Company’s properties, please refer to Note 16 of the Company’s audited consolidated financial statements for the year ended December 31, 2017.

Drilling Activity - Number of Wells Drilled

	Year Ended December 31, 2017
	Western Canada		Atlantic		China		Indonesia
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Exploration
Oil	2.0	2.0	3.0	1.6	—	—	—	—
Gas	3.0	3.0	—	—	—	—	—	—

	5.0	5.0	3.0	1.6	—	—	—	—

Development
Oil	100.0	98.0	3.0	2.1	—	—	—	—
Gas	24.0	21.0	—	—	—	—	—	—

	124.0	119.0	3.0	2.1	—	—	—	—

	129.0	124.0	6.0	3.7	—	—	—	—

Stratigraphic Test Wells	—	—	—	—	—	—	—	—
Service Wells	9.0	9.0	1.0	0.7	—	—	—	—

Costs Incurred

($millions)	Total	Western Canada	Atlantic	Total Canada	China	Indonesia(1)
Property acquisition - Unproven	55	55	—	55	—	—
Property acquisition - Proven	18	18	—	18	—	—
Exploration	167	70	87	157	10	—
Development	1,454	927	467	1,394	10	50

2017	1,694	1,070	554	1,624	20	50

(1)	Capital expenditures related to the Husky-CNOOC Madura Ltd. joint venture are accounted for under the equity method for consolidated financial statement purposes.

Husky Energy Inc. | Annual Information Form 2017 | 25

Oil and Gas Reserves Disclosure

Overview

Husky’s oil and gas reserves are estimated in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook (“COGEH”), and the reserves data disclosed conforms with the requirements of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). All of Husky’s oil and gas reserves are prepared by internal reserves evaluation staff using a formalized process for determining, approving and booking reserves. This process requires all reserves evaluations to be done on a consistent basis using established definitions and guidelines. Approval of individually significant reserves changes requires review by an internal panel of expert geoscientists and qualified reserves evaluators. The Audit Committee of the Board of Directors has examined Husky’s procedures for assembling and reporting reserves data and other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has approved, on the recommendation of the Audit Committee, the content of Husky’s disclosure of its reserves data and other oil and gas information.

The following oil and gas reserves disclosure dated March 1, 2018 has been prepared in accordance with NI 51 101 effective December 31, 2017. The reserves information prepared in accordance with the rules of the U.S. Financial Accounting Standards Board and the SEC (collectively, the “U.S. Rules”) is included in the Company’s Form 40-F, which is available at www.sec.gov or on the Company’s website at www.huskyenergy.com. The material differences between reserves quantities disclosed under NI 51 101 and those disclosed under the U.S. Rules is that NI 51-101 requires the determination of reserves quantities to be based on forecast pricing assumptions whereas the U.S. Rules require the determination of reserves quantities to be based on constant price assumptions calculated using a 12-month average price for the year (sum of the benchmark price on the first calendar day of each month in the year divided by 12).

Note that the numbers in each column of the tables throughout this section may not add due to rounding. Unless otherwise noted in this document, all provided reserves estimates have an effective date of December 31, 2017.

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

Disclosure of Oil and Gas Information

Unless otherwise noted in this document, all provided reserves estimates have a preparation date of January 31, 2018 and an effective date of December 31, 2017 and are Husky’s total proved and probable reserves. Gross reserves or gross production are reserves or production attributable to Husky’s working interest prior to deduction of royalties; net reserves or net production are reserves or production net of such royalties. Gross or net production reported refers to sales volume, unless otherwise indicated. Unless otherwise noted, production and reserves figures are stated on a gross basis. Unless otherwise indicated, oil and gas commodity prices are quoted after the effects of hedging gains and losses. Unless otherwise indicated, all financial information is in accordance with IFRS as issued by the International Accounting Standards Board.

The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

Bitumen reserves include reserves from thermal projects in Husky’s Lloydminster area. These projects also contain heavy oil that is lighter and less viscous than typical bitumen.

Exemption Under National Instrument 51-101

Husky sought and was granted by the Canadian Securities Administrators an exemption from the requirement under NI 51-101 to involve independent qualified oil and gas reserves evaluators or auditors. Notwithstanding this exemption, Husky involves independent qualified reserves auditors as part of Husky’s corporate governance practices. The involvement of these independent qualified reserves auditors helps ensure that the Company’s internal oil and gas reserves estimates are materially correct.

The reliability of Husky’s internally generated oil and gas reserves data is not materially less than would be afforded by Husky involving independent qualified reserves evaluators to evaluate the reserves data. Husky’s reserves are prepared within each business unit by qualified reserves evaluators. These evaluators are also responsible for the management of the assets, and therefore their knowledge of and experience with the reserves data are superior to those of external reserves evaluators. Husky employs a number of quality assurance measures to ensure that reserves estimates are prepared in accordance with all requirements of applicable securities regulators and not influenced by self-interest or management activities of the internal reserves evaluation staff. Husky’s independent reserves auditors also review and assess Husky’s reserves process to ensure that it is complete.

Husky Energy Inc. | Annual Information Form 2017 | 26

Summary of Oil and Natural Gas Reserves

As at December 31, 2017

Forecast Prices and Costs

Canada

	Light & Medium Crude Oil (mmbbls)		Heavy Crude Oil (mmbbls)		Bitumen (mmbbls)		Total Oil (mmbbls)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved
Developed Producing	59.7	50.5	61.6	59.2	150.5	139.9	271.8	249.5
Developed Non-producing	1.0	0.8	2.2	2.1	11.9	11.4	15.1	14.3
Undeveloped	60.8	57.6	—	—	585.0	509.8	645.9	567.4

Total Proved	121.5	108.8	63.8	61.3	747.4	661.1	932.7	831.2
Probable	105.9	85.0	21.8	21.0	861.8	704.4	989.5	810.4

Total Proved Plus Probable	227.4	193.9	85.6	82.3	1,609.2	1,365.5	1,922.1	1,641.6

	Conventional Natural Gas (bcf)		Natural Gas Liquids (mmbbls)		Total (mmboe)
	Gross	Net	Gross	Net	Gross	Net
Proved
Developed Producing	811.4	702.0	37.0	27.1	444.0	393.6
Developed Non-producing	12.2	9.8	0.8	0.6	17.9	16.6
Undeveloped	350.6	326.6	3.6	3.2	707.9	625.0

Total Proved	1,174.1	1,038.3	41.4	30.9	1,169.8	1,035.1
Probable	422.5	382.0	7.5	5.9	1,067.4	880.0

Total Proved Plus Probable	1,596.7	1,420.3	48.9	36.8	2,237.2	1,915.2

China

	Light & Medium Crude Oil (mmbbls)		Heavy Crude Oil (mmbbls)		Bitumen (mmbbls)		Total Oil (mmbbls)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved
Developed Producing	—	—	—	—	—	—	—	—
Developed Non-producing	—	—	—	—	—	—	—	—
Undeveloped	—	—	—	—	—	—	—	—

Total Proved	—	—	—	—	—	—	—	—
Probable	—	—	—	—	—	—	—	—

Total Proved Plus Probable	—	—	—	—	—	—	—	—

	Conventional Natural Gas (bcf)		Natural Gas Liquids (mmbbls)		Total (mmboe)
	Gross	Net	Gross	Net	Gross	Net
Proved
Developed Producing	397.9	378.0	14.0	13.3	80.3	76.3
Developed Non-producing	—	—	—	—	—	—
Undeveloped	—	—	—	—	—	—

Total Proved	397.9	378.0	14.0	13.3	80.3	76.3
Probable	214.0	212.6	7.6	7.6	43.2	43.0

Total Proved Plus Probable	611.9	590.6	21.6	20.9	123.6	119.3

Husky Energy Inc. | Annual Information Form 2017 | 27

Indonesia

	Light & Medium Crude Oil (mmbbls)		Heavy Crude Oil (mmbbls)		Bitumen (mmbbls)		Total Oil (mmbbls)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved
Developed Producing	—	—	—	—	—	—	—	—
Developed Non-producing	—	—	—	—	—	—	—	—
Undeveloped	—	—	—	—	—	—	—	—

Total Proved	—	—	—	—	—	—	—	—
Probable	—	—	—	—	—	—	—	—

Total Proved Plus Probable	—	—	—	—	—	—	—	—

	Conventional Natural Gas (bcf)		Natural Gas Liquids (mmbbls)		Total (mmboe)
	Gross	Net	Gross	Net	Gross	Net
Proved
Developed Producing	163.0	117.7	6.9	4.9	34.1	24.6
Developed Non-producing	—	—	—	—	—	—
Undeveloped	101.0	69.2	—	—	16.8	11.5

Total Proved	264.0	186.9	6.9	4.9	50.9	36.1
Probable	138.5	87.4	2.0	0.8	25.1	15.4

Total Proved Plus Probable	402.5	274.3	9.0	5.7	76.1	51.5

Total

	Light & Medium Crude Oil (mmbbls)		Heavy Crude Oil (mmbbls)		Bitumen (mmbbls)		Total Oil (mmbbls)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved
Developed Producing	59.7	50.5	61.6	59.2	150.5	139.9	271.8	249.5
Developed Non-producing	1.0	0.8	2.2	2.1	11.9	11.4	15.1	14.3
Undeveloped	60.8	57.6	—	—	585.0	509.8	645.9	567.4

Total Proved	121.5	108.8	63.8	61.3	747.4	661.1	932.7	831.2
Probable	105.9	85.0	21.8	21.0	861.8	704.4	989.5	810.4

Total Proved Plus Probable	227.4	193.9	85.6	82.3	1,609.2	1,365.5	1,922.1	1,641.6

	Conventional Natural Gas (bcf)		Natural Gas Liquids (mmbbls)		Total (mmboe)
	Gross	Net	Gross	Net	Gross	Net
Proved
Developed Producing	1,372.3	1,197.7	57.9	45.3	558.4	494.5
Developed Non-producing	12.2	9.8	0.8	0.6	17.9	16.6
Undeveloped	451.6	395.8	3.6	3.2	724.7	636.5

Total Proved	1,836.1	1,603.2	62.4	49.1	1,301.1	1,147.6
Probable	775.0	681.9	17.1	14.3	1,135.7	938.4

Total Proved Plus Probable	2,611.1	2,285.2	79.5	63.4	2,436.8	2,085.9

Husky Energy Inc. | Annual Information Form 2017 | 28

Future Net Revenue Tables

Summary of Net Present Values of Future Net Revenue - Before Income Taxes and Discounted

As at December 31, 2017

Forecast Prices and Costs

Canada

	Before Income Taxes and Discounted at (%/year)					Unit Value Discounted at 10%
($ millions)	0%	5%	10%	15%	20%	($/boe)
Proved
Developed Producing	1,926	4,624	4,571	4,230	3,892	11.61
Developed Non-producing(1)	(546)	(234)	(99)	(35)	(3)	(5.99)
Undeveloped	16,466	7,622	4,167	2,355	1,252	6.67

Total Proved	17,846	12,013	8,639	6,550	5,141	8.35
Probable	33,740	15,213	8,867	5,864	4,180	10.08

Total Proved Plus Probable	51,586	27,226	17,506	12,414	9,321	9.14

(1)

In the Heavy Oil properties there are over 7,000 wells with no reserves assigned that carry surface land, maintenance and property taxes that also form part of each non-producing property’s (that have reserves) operating costs. Accordingly these costs have been included in the reserves reports in the Proved Developed Non-producing category.

China

	Before Income Taxes and Discounted at (%/year)					Unit Value Discounted at 10%
($ millions)	0%	5%	10%	15%	20%	($/boe)
Proved
Developed Producing	4,706	4,045	3,540	3,146	2,831	46.38
Developed Non-producing	—	—	—	—	—	—
Undeveloped	—	—	—	—	—	—

Total Proved	4,706	4,045	3,540	3,146	2,831	46.38
Probable	2,382	1,416	864	531	320	20.08

Total Proved Plus Probable	7,089	5,461	4,404	3,676	3,151	36.90

Indonesia

	Before Income Taxes and Discounted at (%/year)					Unit Value Discounted at 10%
($ millions)	0%	5%	10%	15%	20%	($/boe)
Proved
Developed Producing	657	535	449	387	341	18.28
Developed Non-producing	—	—	—	—	—	—
Undeveloped	285	227	184	151	125	15.93

Total Proved	943	762	633	538	466	17.53
Probable	519	349	244	176	130	15.91

Total Proved Plus Probable	1,462	1,111	877	714	596	17.05

Husky Energy Inc. | Annual Information Form 2017 | 29

Total

	Before Income Taxes and Discounted at (%/year)					Unit Value Discounted at 10%
($ millions)	0%	5%	10%	15%	20%	($/boe)
Proved
Developed Producing	7,290	9,203	8,560	7,763	7,064	17.31
Developed Non-producing(1)	(546)	(234)	(99)	(35)	(3)	(5.99)
Undeveloped	16,751	7,849	4,351	2,505	1,377	6.84

Total Proved	23,495	16,819	12,812	10,233	8,438	11.16
Probable	36,641	16,979	9,975	6,570	4,630	10.63

Total Proved Plus Probable	60,136	33,797	22,787	16,804	13,068	10.92

(1)

In the Heavy Oil properties there are over 7,000 wells with no reserves assigned that carry surface land, maintenance and property taxes that are part of each producing property’s (that have reserves) operating costs. Accordingly these costs have been included in the reserves reports in the Proved Developed Non-producing category.

Husky Energy Inc. | Annual Information Form 2017 | 30

Summary of Net Present Values of Future Net Revenue - After Income Taxes and Discounted

As at December 31, 2017

Forecast Prices and Costs

Canada

	After Income Taxes and Discounted at (%/year)
($ millions)	0%	5%	10%	15%	20%
Proved
Developed Producing	1,406	3,341	3,289	3,037	2,790
Developed Non-producing(1)	(399)	(171)	(74)	(27)	(4)
Undeveloped	11,991	5,320	2,708	1,340	511

Total Proved	12,998	8,489	5,924	4,349	3,297
Probable	24,446	10,877	6,272	4,108	2,903

Total Proved Plus Probable	37,444	19,366	12,197	8,458	6,200

(1)

In the Heavy Oil properties there are over 7,000 wells with no reserves assigned that carry surface land, maintenance and property taxes that are part of each producing property’s (that have reserves) operating costs. Accordingly these costs have been included in the reserves reports in the Proved Developed Non-producing category.

China

	After Income Taxes and Discounted at (%/year)
($ millions)	0%	5%	10%	15%	20%
Proved
Developed Producing	3,408	2,934	2,571	2,287	2,060
Developed Non-producing	—	—	—	—	—
Undeveloped	—	—	—	—	—

Total Proved	3,408	2,934	2,571	2,287	2,060
Probable	1,750	1,023	604	350	190

Total Proved Plus Probable	5,159	3,956	3,175	2,637	2,250

Indonesia

	After Income Taxes and Discounted at (%/year)
($ millions)	0%	5%	10%	15%	20%
Proved
Developed Producing	513	430	370	326	292
Developed Non-producing	—	—	—	—	—
Undeveloped	193	154	125	103	86

Total Proved	706	584	495	429	378
Probable	319	214	148	105	76

Total Proved Plus Probable	1,025	798	644	534	454

Total

	After Income Taxes and Discounted at (%/year)
($ millions)	0%	5%	10%	15%	20%
Proved
Developed Producing	5,327	6,704	6,230	5,650	5,142
Developed Non-producing(1)	(399)	(171)	(74)	(27)	(4)
Undeveloped	12,184	5,474	2,834	1,443	597

Total Proved	17,112	12,007	8,991	7,065	5,735
Probable	26,515	12,113	7,025	4,564	3,169

Total Proved Plus Probable	43,627	24,120	16,015	11,629	8,904

(1)

In the Heavy Oil properties there are over 7,000 wells with no reserves assigned that carry surface land, maintenance and property taxes that are part of each producing property’s (that have reserves) operating costs. Accordingly these costs have been included in the reserves reports in the Proved Developed Non-producing category.

Husky Energy Inc. | Annual Information Form 2017 | 31

Total Future Net Revenue for Total Proved Plus Probable Reserves - Undiscounted

As at December 31, 2017

Forecast Prices and Costs

($ millions)	Revenue	Royalties	Operating Costs	Development Costs	Abandonment and Reclamation Costs	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Income Taxes
Canada
Total Proved	68,342	8,847	24,978	10,328	6,344	17,846	4,848	12,998
Total Proved Plus Probable	150,446	24,591	46,579	21,029	6,661	51,586	14,142	37,444

China
Total Proved	5,883	327	716	4	130	4,706	1,298	3,408
Total Proved Plus Probable	9,470	501	1,231	469	181	7,089	1,930	5,159

Indonesia
Total Proved	2,778	819	928	48	41	943	237	706
Total Proved Plus Probable	4,489	1,491	1,335	145	55	1,462	437	1,025

Total
Total Proved	77,004	9,993	26,621	10,379	6,515	23,495	6,383	17,112
Total Proved Plus Probable	164,405	26,583	49,145	21,643	6,897	60,136	16,509	43,627

Future Net Revenue by Product Type

As at December 31, 2017

Forecast Prices and Costs

	Future Net Revenue Before Income Taxes (discounted at 10%/year)(1)
	Canada		China		Indonesia		Total
	($ millions)	($/boe)	($ millions)	($/boe)	($ millions)	($/boe)	($ millions)	($/boe)
Total Proved
Light & Medium Crude Oil	817	7.50	—	—	—	—	817	7.50
Heavy Crude Oil	67	1.09	—	—	—	—	67	1.09
Bitumen	7,203	10.90	—	—	—	—	7,203	10.90
Total Oil	8,087	9.73	—	—	—	—	8,087	9.73
Conventional Natural Gas	552	2.71	3,540	46.38	633	17.53	4,725	14.94

Total Proved	8,639	8.35	3,540	46.38	633	17.53	12,812	11.16

Total Proved Plus Probable
Light & Medium Crude Oil	2,989	15.42	—	—	—	—	2,989	15.42
Heavy Crude Oil	416	5.05	—	—	—	—	416	5.05
Bitumen	13,165	9.64	—	—	—	—	13,165	9.64
Total Oil	16,570	10.09	—	—	—	—	16,570	10.09
Conventional Natural Gas	936	3.42	4,404	36.90	877	17.05	6,217	13.99

Total Proved Plus Probable	17,506	9.14	4,404	36.90	877	17.05	22,787	10.92

(1)	By-products, including solution gas, NGL and other associated by-products, are included in their main product group (natural gas or oil).

Husky Energy Inc. | Annual Information Form 2017 | 32

Pricing Assumptions

Except as noted below, the pricing assumptions disclosed in the following table were derived using the industry averages prescribed by McDaniel and Associates Consultants Ltd., Sproule Associates Limited and GLJ Petroleum Consultants Ltd. China and Indonesia gas prices are derived from the GSAs specific to each set of projects. For historical prices realized during 2017, see “Statement of Reserves Data and Other Oil and Gas Information – Disclosure of Oil and Gas Activities – Operating Netback Analysis”.

	Light Crude Oil			Medium Crude Oil	Heavy Crude Oil
	WTI (U.S. $/bbl)	Brent (U.S. $/bbl)	Edmonton (Cdn $/bbl)	Hardisty Bow River (Cdn $/bbl)	Hardisty Heavy API (Cdn $/bbl)
Historical
2017	50.95	54.28	62.91	50.84	44.36
Forecast
2018	57.50	62.33	68.60	51.23	43.55
2019	60.90	63.93	72.02	57.52	49.90
2020	64.13	66.13	74.48	61.56	54.29
2021	68.33	70.37	78.60	65.27	57.72
2022	71.19	73.23	80.84	67.35	59.67
2023	73.15	75.21	82.83	69.24	61.44
2024	75.16	77.23	85.17	71.39	63.51
2025	77.17	79.26	87.53	73.55	65.56
2026	79.01	81.15	89.66	75.49	67.38
2027	80.60	82.75	91.49	77.12	68.90
Thereafter	2.00%/yr	2.00%/yr	2.00%/yr	2.00%/yr	2.00%/yr

	Bitumen	Natural Gas		Natural Gas Liquids
	Hardisty WCS (Cdn $/bbl)	AECO (Cdn $/mmbtu)	Edmonton Propane (Cdn $/bbl)	Edmonton Butane (Cdn $/bbl)	Edmonton Condensate (Cdn $/bbl)
Historical
2017	50.56	2.30	28.77	44.45	66.85
Forecast
2018	50.61	2.43	35.69	51.29	72.41
2019	56.59	2.77	35.82	52.29	74.90
2020	60.86	3.19	34.85	53.92	77.07
2021	64.56	3.48	36.07	56.70	81.07
2022	66.63	3.67	35.89	58.32	83.32
2023	68.49	3.76	36.28	59.72	85.35
2024	70.63	3.85	37.39	61.42	87.75
2025	72.79	3.93	38.50	63.08	90.13
2026	74.72	4.02	39.52	64.60	92.32
2027	76.31	4.10	40.37	65.95	94.21
Thereafter	2.00%/yr	2.00%/yr	2.00%/yr	2.00%/yr	2.00%/yr

Husky Energy Inc. | Annual Information Form 2017 | 33

	Asia Pacific
	China	Indonesia
	Natural Gas (U.S. $/mcf) (1)	Natural Gas (U.S. $/mcf) (1)	Inflation rates(2)	Exchange rates(3)
Historical
2017	10.28	6.59	—	0.77
Forecast
2018	10.38	7.35	—	0.79
2019	10.96	7.18	2.00	0.80
2020	11.69	7.19	2.00	0.82
2021	11.46	7.36	2.00	0.83
2022	10.37	7.53	2.00	0.84
2023	10.49	7.68	2.00	0.84
2024	10.53	7.84	2.00	0.84
2025	10.58	7.99	2.00	0.84
2026	10.62	8.08	2.00	0.84
2027	10.72	8.16	2.00	0.84
Thereafter	2.00%/yr	2.00%/yr	2.00	0.84

(1)	Natural gas prices in China and Indonesia have been updated from the prior year values due to negotiations with the purchasers and are the volume weighted average based on the various GSAs.
(2)	Inflation rates represent a percentage for forecasting costs.
(3)	Exchange rates used to generate the benchmark reference prices are quoted in U.S. dollar to Canadian dollar.

Husky Energy Inc. | Annual Information Form 2017 | 34

Reconciliation of Gross Proved Reserves

	Light
	& Medium Crude Oil (mmbbls)	Heavy Crude Oil (mmbbls)	Bitumen (mmbbls)	Total Oil (mmbbls)	Conventional Natural Gas (bcf)	Natural Gas Liquids (mmbbls)	Total (mmboe)
Canada - Western Canada
End of 2016	33.5	63.3	648.1	744.9	1,516.9	45.1	1,042.8
Technical Revisions	4.7	17.6	6.2	28.5	0.8	(0.4)	28.2
Economic Factors	—	(0.2)	(0.2)	(0.5)	(9.0)	(0.2)	(2.1)
Acquisitions	—	—	—	—	0.6	—	0.1
Dispositions	(10.8)	(0.9)	—	(11.6)	(294.5)	(0.9)	(61.6)
Discoveries	0.2	0.1	—	0.4	8.6	0.3	2.2
Extensions & Improved Recovery	1.4	—	136.9	138.3	88.8	1.3	154.3
Production	(4.4)	(16.1)	(43.6)	(64.1)	(138.0)	(3.8)	(90.9)

End of 2017	24.6	63.8	747.4	835.8	1,174.1	41.4	1,073.0

Canada - Atlantic
End of 2016	47.5	—	—	47.5	—	—	47.5
Technical Revisions	(3.5)	—	—	(3.5)	—	—	(3.5)
Economic Factors	—	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—
Extensions & Improved Recovery	65.2	—	—	65.2	—	—	65.2
Production	(12.4)	—	—	(12.4)	—	—	(12.4)

End of 2017	96.8	—	—	96.8	—	—	96.8

China
End of 2016	2.0	—	—	2.0	399.9	13.6	82.3
Technical Revisions	(0.1)	—	—	(0.1)	53.8	2.9	11.9
Economic Factors	—	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—
Extensions & Improved Recovery	—	—	—	—	—	—	—
Production	(1.9)	—	—	(1.9)	(55.8)	(2.5)	(13.8)

End of 2017	—	—	—	—	397.9	14.0	80.3

Indonesia
End of 2016	—	—	—	—	268.2	7.2	51.9
Technical Revisions	—	—	—	—	(1.2)	—	(0.2)
Economic Factors	—	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—
Extensions & Improved Recovery	—	—	—	—	—	—	—
Production	—	—	—	—	(2.9)	(0.2)	(0.7)

End of 2017	—	—	—	—	264.0	6.9	50.9

Husky Energy Inc. | Annual Information Form 2017 | 35

	Light
	& Medium Crude Oil (mmbbls)	Heavy Crude Oil (mmbbls)	Bitumen (mmbbls)	Total Oil (mmbbls)	Conventional Natural Gas (bcf)	Natural Gas Liquids (mmbbls)	Total (mmboe)
Total
End of 2016	83.0	63.3	648.1	794.4	2,185.0	65.9	1,224.4
Technical Revisions	1.1	17.6	6.2	25.0	53.3	2.5	36.4
Economic Factors	—	(0.2)	(0.2)	(0.5)	(9.0)	(0.2)	(2.1)
Acquisitions	—	—	—	—	0.6	—	0.1
Dispositions	(10.8)	(0.9)	—	(11.6)	(294.5)	(0.9)	(61.6)
Discoveries	0.2	0.1	—	0.4	8.6	0.3	2.2
Extensions & Improved Recovery	66.6	—	136.9	203.5	88.8	1.3	219.6
Production	(18.8)	(16.1)	(43.6)	(78.5)	(196.8)	(6.6)	(117.8)

End of 2017	121.5	63.8	747.4	932.7	1,836.1	62.4	1,301.1

At December 31, 2017, the Company’s proved oil and gas reserves were 1,301 mmboe, up from 1,224 mmboe at the end of 2016. The Company’s 2017 reserves replacement ratio, defined as net additions of proved reserves divided by total production during the period, was 167 percent excluding economic revisions (165 percent including economic revisions).

Major changes to proved reserves in 2017 included:

•	Disposition of 62 mmboe in Western Canada.

•

Extensions & Improved Recovery additions of 220 mmbbls including 109 mmbbls for three new Lloyd thermal bitumen SAGD projects, 65 mmbbls with the sanctioning of the West White Rose Project, 27 mmbbls in the Sunrise Energy Project from new locations, and 14 mmboe in Ansell from new locations.

•

Technical revisions of 36 mmboe including 12 mmboe in China due to strong gas performance, 20 mmbbls from improved CHOPS performance and Lloyd thermal bitumen performance additions of 3 mmbbls offset by negative performance of 6 mmboe for wells or facilities close to the end of their economic life.

Husky Energy Inc. | Annual Information Form 2017 | 36

Reconciliation of Gross Probable Reserves

	Light
	& Medium Crude Oil	Heavy Crude Oil	Bitumen	Total Oil	Conventional Natural Gas	Natural Gas Liquids	Total
	(mmbbls)	(mmbbls)	(mmbbls)	(mmbbls)	(bcf)	(mmbbls)	(mmboe)
Canada - Western Canada
End of 2016	8.2	20.1	1,274.6	1,302.8	423.1	8.2	1,381.5
Technical Revisions	(0.5)	1.9	(425.0)	(423.5)	(24.7)	(0.8)	(428.4)
Economic Factors	0.2	(0.2)	0.2	0.1	(0.3)	—	0.1
Revisions - Transfer to Proved	—	—	(30.3)	(30.3)	(76.9)	(0.7)	(43.8)
Acquisitions	—	—	—	—	0.1	—	—
Dispositions	(2.0)	—	—	(2.0)	(56.7)	(0.9)	(12.4)
Discoveries	0.3	—	—	0.3	4.9	0.2	1.3
Extensions & Improved Recovery	0.3	—	42.3	42.7	153.0	1.6	69.7
Production	—	—	—	—	—	—	—

End of 2017	6.5	21.8	861.8	890.0	422.5	7.5	967.9

Canada - Atlantic
End of 2016	159.7	—	—	159.7	—	—	159.7
Technical Revisions	5.9	—	—	5.9	—	—	5.9
Economic Factors	—	—	—	—	—	—	—
Revisions - Transfer to Proved	(66.2)	—	—	(66.2)	—	—	(66.2)
Acquisitions	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—
Extensions & Improved Recovery	—	—	—	—	—	—	—
Production	—	—	—	—	—	—	—

End of 2017	99.4	—	—	99.4	—	—	99.4

China
End of 2016	—	—	—	—	118.0	4.3	24.0
Technical Revisions	—	—	—	—	(0.5)	6.2	6.1
Economic Factors	—	—	—	—	—	—	—
Revisions - Transfer to Proved	—	—	—	—	(54.7)	(3.0)	(12.1)
Acquisitions	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—
Discoveries	—	—	—	—	151.3	—	25.2
Extensions & Improved Recovery	—	—	—	—	—	—	—
Production	—	—	—	—	—	—	—

End of 2017	—	—	—	—	214.0	7.6	43.2

Indonesia
End of 2016	—	—	—	—	139.6	2.1	25.3
Technical Revisions	—	—	—	—	(1.1)	—	(0.2)
Economic Factors	—	—	—	—	—	—	—
Revisions - Transfer to Proved	—	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—
Extensions & Improved Recovery	—	—	—	—	—	—	—
Production	—	—	—	—	—	—	—

End of 2017	—	—	—	—	138.5	2.0	25.1

Husky Energy Inc. | Annual Information Form 2017 | 37

	Light
	& Medium Crude Oil	Heavy Crude Oil	Bitumen	Total Oil	Conventional Natural Gas	Natural Gas Liquids	Total
	(mmbbls)	(mmbbls)	(mmbbls)	(mmbbls)	(bcf)	(mmbbls)	(mmboe)
Total
End of 2016	167.9	20.1	1,274.6	1,462.5	680.6	14.5	1,590.5
Technical Revisions	5.5	1.9	(425.0)	(417.6)	(26.3)	5.4	(416.5)
Economic Factors	0.2	(0.2)	0.2	0.1	(0.3)	—	0.1
Revisions - Transfer to Proved	(66.2)	—	(30.3)	(96.5)	(131.6)	(3.7)	(122.2)
Acquisitions	—	—	—	—	0.1	—	—
Dispositions	(2.0)	—	—	(2.0)	(56.7)	(0.9)	(12.4)
Discoveries	0.3	—	—	0.3	156.2	0.2	26.5
Extensions & Improved Recovery	0.3	—	42.3	42.7	153.0	1.6	69.7
Production	—	—	—	—	—	—	—

End of 2017	105.9	21.8	861.8	989.5	775.0	17.1	1,135.7

Major changes to probable reserves in 2017 included:

•	Disposition of 12 mmboe in Western Canada.

•	Extensions & Improved Recovery additions of 70 mmbbls including 42 mmbbls for three new Lloyd thermal bitumen SAGD projects, and 25 mmboe in Ansell from new locations.

•

Technical revisions of negative 441 mmbbls in bitumen from the delaying of development of future phases of the Sunrise Energy Project beyond the next five years due to continued low bitumen prices. Technical revisions resulting in the addition of 20 mmbbls in the thermal projects with improved performance were offset by negative revisions of 5 mmboe in Western Canada gas.

•	Discoveries of 151 bcf of conventional natural gas in China for which Husky has sanctioned the completion and tie-in of an additional field that has received government approval.

Husky Energy Inc. | Annual Information Form 2017 | 38

Reconciliation of Gross Proved Plus Probable Reserves

	Light
	& Medium Crude Oil	Heavy Crude Oil	Bitumen	Total Oil	Conventional Natural Gas	Natural Gas Liquids	Total
	(mmbbls)	(mmbbls)	(mmbbls)	(mmbbls)	(bcf)	(mmbbls)	(mmboe)
Canada - Western Canada
End of 2016	41.7	83.3	1,922.7	2,047.7	1,939.9	53.3	2,424.3
Technical Revisions	4.2	19.6	(418.8)	(395.1)	(23.9)	(1.2)	(400.2)
Economic Factors	0.1	(0.5)	—	(0.3)	(9.3)	(0.2)	(2.1)
Revisions - Transfer to Proved	—	—	(30.3)	(30.3)	(76.9)	(0.7)	(43.8)
Acquisitions	—	—	—	—	0.7	—	0.2
Dispositions	(12.8)	(0.9)	—	(13.7)	(351.2)	(1.8)	(74.0)
Discoveries	0.5	0.1	—	0.7	13.5	0.5	3.4
Extensions & Improved Recovery	1.7	—	179.2	180.9	241.8	2.9	224.1
Production	(4.4)	(16.1)	(43.6)	(64.1)	(138.0)	(3.8)	(90.9)

End of 2017	31.1	85.6	1,609.2	1,725.8	1,596.7	48.9	2,040.9

Canada - Atlantic
End of 2016	207.2	—	—	207.2	—	—	207.2
Technical Revisions	2.5	—	—	2.5	—	—	2.5
Economic Factors	—	—	—	—	—	—	—
Revisions - Transfer to Proved	(66.2)	—	—	(66.2)	—	—	(66.2)
Acquisitions	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—
Extensions & Improved Recovery	65.2	—	—	65.2	—	—	65.2
Production	(12.4)	—	—	(12.4)	—	—	(12.4)

End of 2017	196.3	—	—	196.3	—	—	196.3

China
End of 2016	2.0	—	—	2.0	517.9	17.9	106.3
Technical Revisions	(0.1)	—	—	(0.1)	53.3	9.2	18.0
Economic Factors	—	—	—	—	—	—	—
Revisions - Transfer to Proved	—	—	—	—	(54.7)	(3.0)	(12.1)
Acquisitions	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—
Discoveries	—	—	—	—	151.3	—	25.2
Extensions & Improved Recovery	—	—	—	—	—	—	—
Production	(1.9)	—	—	(1.9)	(55.8)	(2.5)	(13.8)

End of 2017	—	—	—	—	611.9	21.6	123.6

Indonesia
End of 2016	—	—	—	—	407.8	9.2	77.2
Technical Revisions	—	—	—	—	(2.4)	—	(0.4)
Economic Factors	—	—	—	—	—	—	—
Revisions - Transfer to Proved	—	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—
Extensions & Improved Recovery	—	—	—	—	—	—	—
Production	—	—	—	—	(2.9)	(0.2)	(0.7)

End of 2017	—	—	—	—	402.5	9.0	76.1

Husky Energy Inc. | Annual Information Form 2017 | 39

	Light
	& Medium Crude Oil	Heavy Crude Oil	Bitumen	Total Oil	Conventional Natural Gas	Natural Gas Liquids	Total
	(mmbbls)	(mmbbls)	(mmbbls)	(mmbbls)	(bcf)	(mmbbls)	(mmboe)
Total
End of 2016	250.9	83.3	1,922.7	2,256.9	2,865.7	80.4	2,814.9
Technical Revisions	6.6	19.6	(418.8)	(392.6)	27.0	8.0	(380.1)
Economic Factors	0.1	(0.5)	—	(0.3)	(9.3)	(0.2)	(2.1)
Revisions - Transfer to Proved	(66.2)	—	(30.3)	(96.5)	(131.6)	(3.7)	(122.2)
Acquisitions	—	—	—	—	0.7	—	0.2
Dispositions	(12.8)	(0.9)	—	(13.7)	(351.2)	(1.8)	(74.0)
Discoveries	0.5	0.1	—	0.7	164.8	0.5	28.7
Extensions & Improved Recovery	67.0	—	179.2	246.2	241.8	2.9	289.3
Production	(18.8)	(16.1)	(43.6)	(78.5)	(196.8)	(6.6)	(117.8)

End of 2017	227.4	85.6	1,609.2	1,922.1	2,611.1	79.5	2,436.8

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

Approximately 46 percent of Husky’s gross proved undeveloped reserves are assigned to the Sunrise Energy Project. Production from Phase I of the project started in March 2015, and wells will be drilled in the future to keep the plant at full capacity. Approximately 34 percent of Husky’s gross proved undeveloped reserves are assigned to 12 heavy oil thermal projects in the Lloydminster area that are classified as bitumen. Approximately eight percent of Husky’s gross proved undeveloped reserves are assigned to the liquids-rich Ansell area. Approximately two percent of Husky’s gross proved undeveloped reserves are assigned to the International area. And approximately eight percent of Husky’s gross proved undeveloped reserves are assigned to the West White Rose Project fields and were added in 2017 with the sanctioning of the project by Husky and its partners.

Husky funds capital programs by cash generated from operating activities, cash on hand, equity issuances and short-term and long term debt. Decisions on the priority of developing the various proved undeveloped and probable undeveloped reserves are based on various factors including economic conditions, technical performance, facility capacity, commercial considerations and size of the development program. The development opportunities are pursued at a pace dependent on capital availability and its allocation, but Husky generally seeks, in accordance with its business plan, to develop its proved and probable undeveloped Ansell and other resource plays reserves over five and seven-year time periods, respectively. As at December 31, 2017, there were no material proved undeveloped reserves that have remained undeveloped for greater than five years, except as described below.

The Sunrise Energy Project proved undeveloped thermal bitumen reserves are scheduled to be developed and produced over the next 50 years to fully utilize the steam plant and processing capacity over the life of the current facilities. Similarly, the probable undeveloped bitumen reserves are scheduled to be developed and produced over the next 50 years which includes capital spending on facility debottlenecks, expansions and additions within the next five years. For the Lloyd thermal bitumen projects one project is scheduled to start up in the first quarter of 2019 while three new Lloyd thermal bitumen projects received regulatory approval in 2017 and are scheduled to be brought on line in 2020. The Lloyd thermal bitumen proved and probable undeveloped locations and Tucker bitumen probable locations are scheduled to be developed over the next one to 20 years to utilize each of the project’s steam and processing capacities. The West White Rose Project is scheduled to have the first proved undeveloped reserves placed on production in 2022. The remaining proved and probable undeveloped locations are scheduled to be placed on production by 2027. Proved undeveloped reserves in Madura are scheduled to be brought on production in 2019 while probable undeveloped reserves for Liuhua 29-1 are scheduled to be brought on production in 2021. Ansell’s proved and probable undeveloped locations are scheduled to be developed over the next five and seven years, respectively, all in keeping with the business plan.

Husky Energy Inc. | Annual Information Form 2017 | 40

Proved Undeveloped Reserves

	Light & Medium Crude Oil (mmbbls)		Heavy Crude Oil (mmbbls)		Bitumen (mmbbls)		Total Oil (mmbbls)
	First	Total at	First	Total at	First	Total at	First	Total at
	Attributed	year-end	Attributed	year-end	Attributed	year-end	Attributed	year-end
2015	4.5	10.4	0.1	5.0	180.7	467.8	185.3	483.2
2016	—	5.7	—	0.3	9.1	488.3	9.1	494.3
2017	61.8	60.8	—	—	136.9	585.0	198.7	645.9

	Conventional		Natural Gas Liquids		Total
	Natural Gas (bcf)		(mmbbls)		(mmboe)
	First	Total at	First	Total at	First	Total at
	Attributed	year-end	Attributed	year-end	Attributed	year-end
2015	172.5	611.7	0.7	10.4	214.8	595.6
2016	1.6	435.2	—	3.2	9.4	570.0
2017	71.9	451.6	1.0	3.6	211.6	724.7

Probable Undeveloped Reserves

	Light & Medium		Heavy Crude Oil		Bitumen		Total Oil
	Crude Oil (mmbbls)		(mmbbls)		(mmbbls)		(mmbbls)
	First	Total at	First	Total at	First	Total at	First	Total at
	Attributed	year-end	Attributed	year-end	Attributed	year-end	Attributed	year-end
2015	—	106.4	—	4.9	0.1	1,235.2	0.1	1,346.6
2016	11.8	133.7	—	0.1	1.3	1,234.0	13.1	1,367.7
2017	0.3	80.8	—	—	42.3	810.9	42.7	891.8

	Conventional		Natural Gas Liquids		Total
	Natural Gas (bcf)		(mmbbls)		(mmboe)
	First	Total at	First	Total at	First	Total at
	Attributed	year-end	Attributed	year-end	Attributed	year-end
2015	143.0	405.4	1.8	8.0	25.7	1,422.2
2016	48.1	345.4	0.4	3.4	21.5	1,428.7
2017	302.7	558.8	7.1	9.0	100.2	993.9

Significant Factors or Uncertainties Affecting Reserves Data

Husky’s reserves can be affected significantly by material fluctuations in product pricing, development plans and capital expenditures, operating costs, regulatory changes that impact costs and/or royalties and production performance. Actual product prices may vary significantly from the forecast price assumptions used by the Company to estimate its reserves, altering the allocation and level of capital expenditures, and accelerating or delaying project schedules. As new information is obtained, the above factors that affect costs, royalties and production performance are reviewed and updated accordingly, which may result in positive or negative revisions to reserves. For additional information on risk factors please see “Risk Factors – Reserves Data and Future Net Revenue Estimates”.

There are no significant abandonment or reclamation costs and no unusually high expected development costs or operating costs that have affected or that the Company reasonably expects to affect anticipated development or production activities on properties with reserves. For further information on abandonment and reclamation costs in respect of the Company’s properties, please refer to Note 16 of the Company’s audited consolidated financial statements for the year ended December 31, 2017.

Husky Energy Inc. | Annual Information Form 2017 | 41

Future Development Costs

The Company expects to fund its future development costs by cash generated from operating activities, cash on hand and short and long-term debt. In addition, the Company has access to additional funding through credit facilities and the issuance of equity through shelf prospectuses, subject to market conditions. The cost associated with this funding would not affect reserves and would not be material in comparison with future net revenues.

The following table includes estimates of the forecasted costs of developing the Company’s proved and proved plus probable reserves as at December 31, 2017:

	Canada		China		Indonesia		Total
		Proved		Proved		Proved		Proved
		Plus		Plus		Plus		Plus
	Proved	Probable	Proved	Probable	Proved	Probable	Proved	Probable
	Reserves	Reserves	Reserves	Reserves	Reserves	Reserves	Reserves	Reserves
Year	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
2018	1,647	1,691	4	135	28	58	1,679	1,884
2019	1,426	1,629	—	193	20	87	1,446	1,909
2020	1,097	1,237	—	141	—	—	1,097	1,378
2021	935	1,162	—	—	—	—	935	1,162
2022	592	852	—	—	—	—	592	852
Remaining	4,630	14,458	—	—	—	—	4,630	14,458

Total	10,328	21,029	4	469	48	145	10,379	21,643

Production Estimates

Yearly Production Estimates for 2018

	Light &
	Medium Crude Oil	Heavy Crude Oil	Bitumen	Total Oil	Conventional Natural Gas	Natural Gas Liquids	Total
	(mbbls/day)	(mbbls/day)	(mbbls/day)	(mbbls/day)	(mmcf/day)	(mbbls/day)	(mboe/day)
Canada
Total Gross Proved	34.2	35.2	128.5	197.9	240.7	10.0	248.0
Total Gross Probable	6.5	2.7	6.8	16.0	22.5	0.4	20.2

Total Gross Proved Plus Probable	40.7	37.8	135.3	213.9	263.2	10.5	268.2

China
Total Gross Proved	—	—	—	—	186.5	7.6	38.6
Total Gross Probable	—	—	—	—	—	—	—

Total Gross Proved Plus Probable	—	—	—	—	186.5	7.6	38.6

Indonesia
Total Gross Proved	—	—	—	—	38.4	2.6	9.0
Total Gross Probable	—	—	—	—	—	—	—

Total Gross Proved Plus Probable	—	—	—	—	38.4	2.6	9.0

Total
Total Gross Proved	34.2	35.2	128.5	197.9	465.6	20.2	295.7
Total Gross Probable	6.5	2.7	6.8	16.0	22.5	0.4	20.2

Total Gross Proved Plus Probable	40.7	37.8	135.3	213.9	488.1	20.6	315.8

No individual property accounts for 20 percent or more of the estimated production disclosed.

Husky Energy Inc. | Annual Information Form 2017 | 42

Social and Environmental Considerations

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

The Health, Safety and Environment Committee of the Board of Directors (the “HS&E Committee”) is responsible for oversight of the Health, Safety and Environment Policy, oversight of audit results and monitoring compliance with the Company’s environmental policies, key performance indicators and regulatory requirements. The mandate of the HS&E Committee is available in the Governance section of the Husky website at www.huskyenergy.com.

To reinforce the Health, Safety and Environment Policy, Husky holds an annual summit for leaders, attended by members of the HS&E Committee and led by the Chief Executive Officer. During the summit, CEO awards are presented for the initiatives that demonstrate the highest level of operational integrity. Guest and internal speakers present on pertinent issues and the latest developments in the field of operational integrity and corporate responsibility.

Husky is committed to upholding high standards of business integrity and seeks to deter wrongdoing and promote transparent, honest and ethical behaviour in all of its business dealings. The Company has a Code of Business Conduct that sets out the standards employees, contractors, officers and directors are expected to meet. The policy includes sections on compliance with laws, avoidance of conflict of interest, proper record-keeping, political contributions, safeguarding company resources, fair competition, avoidance of bribery or other offering of improper payments, guidelines on accepting payments and entertainment, and other matters. The policy is available on the Husky website at www.huskyenergy.com.

Husky has established an anonymous and confidential online reporting tool and toll-free telephone numbers for employees, contractors and other stakeholders to report perceived breaches of the Company’s Code of Business Conduct. The Ethics Help Line is hosted by EthicsPoint, an independent service provider. Information from submissions is captured and submitted anonymously to an Ethics Help Line committee made up of legal, audit, security, health, safety and environment, and human resources personnel.

Husky is committed to conducting business fairly, with integrity and in compliance with applicable laws. It has an Anti-Bribery & Anti-Corruption Policy to reinforce the Code of Business Conduct with additional guidance regarding applicable anti-bribery and anti-corruption laws. All officers and employees, including temporary and contract staff, are expected to observe the highest standards of honesty, integrity, diligence and fairness in all business activities.

Husky is an equal opportunity employer committed to an environment free of discrimination, harassment and violence and where respectful treatment is the norm. The Diversity and Respectful Workplace Policy applies to all employees and contractors.

As a responsible member of the communities in which it operates, Husky has a Community Investment Program that supports local charitable organizations. The Community Investment Policy provides guidance with the general goal of ensuring that contributions under the Community Investment Program are supported by a consistent and rigorous decision making process and reflect Husky’s core corporate values and business strategy.

Husky has an External Scholarships and Educational Support Policy that encourages advanced education by providing financial assistance to qualified students pursuing studies at a number of post-secondary educational institutions, reinforcing Husky’s commitment to support the communities where it operates. The policy includes Husky’s Scholarships for Aboriginal Students which assists Aboriginal people in achieving greater career success by encouraging them to pursue an advanced education.

Husky values education and professional development and provides employees with opportunities to continue to develop and advance their skills, knowledge and experience. The Learning and Development Policy sets out guidelines, eligibility and support for employees.

Husky is committed to securing and protecting personnel, physical assets, property and information from criminal, hostile or malicious acts, consistent with its Security Policy. The policy aims to reduce exposure to security risks with the general goal of ensuring the consistent application of security measures within Husky.

Husky is committed to ensuring health and safety at work. The ability of every employee or contractor to perform their particular job duties satisfactorily and safely is critical to Husky’s continued success. Husky recognizes that the use of illicit drugs and other mood altering substances, and the inappropriate use of alcohol and medications, can have serious adverse effects on job performance and ultimately on the safety and well-being of employees, contractors, customers, the public and the environment. In light of this, and the safety-sensitive nature of Husky’s operations, the Alcohol and Drug Policy outlines the standards and expectations associated with alcohol and other drug use, consistent with Husky’s overall safety culture.

Husky Energy Inc. | Annual Information Form 2017 | 43

The above policies are available to employees and contractors on the Company’s intranet. Communication of the policies is provided through direct e-mail and articles published on the Company’s intranet. Mandatory training is provided as relevant to the policy and the individual’s role via various mechanisms including in-class, web-based and self-serve courses.

Husky Operational Integrity Management System

Husky approaches social responsibility and sustainable development by seeking a balance among economic, environmental and social factors while maintaining growth. Husky strives to find solutions that do not compromise the needs of future generations. In 2008, Husky implemented the Husky Operational Integrity Management System (“HOIMS”). HOIMS is a systematic approach to anticipating, identifying and mitigating hazardous situations within the Company’s operations. The implementation of HOIMS has produced tangible business results, including improved performance, fewer incidents and enhanced business value. It incorporates best practices from across the industry, consistent with Husky’s commitment to excellence in operational integrity. HOIMS includes 14 fundamental elements; each element contains well defined objectives and expectations that guide Husky to continuously improve operational integrity. Resources are dedicated to the continued execution of HOIMS, and audits are conducted with the general goal of ensuring that HOIMS is effectively integrated into daily operations.

The fundamental elements of HOIMS are:

1.	Ensure all levels of management demonstrate leadership and commitment to operational integrity. Define and ensure appropriate accountability for HOIMS throughout the organization.

2.	Prevent incidents by identifying and minimizing workplace and personal health risks. Promote and reinforce safe behaviours.

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

6.	Provide assurance that personnel possess the necessary competencies, knowledge, abilities and behaviours to perform designated tasks and responsibilities effectively, efficiently and safely.

7.	Report and investigate incidents. Learn from incidents and use the information to take corrective action and prevent recurrence.

8.	Operate responsibly to minimize the environmental impact of operations. Leave a positive legacy behind when operations cease.

9.	Ensure that risks and exposures from proposed changes are identified, evaluated and managed to remain at an acceptable level.

10.

Identify, maintain and safeguard important information. Ensure personnel can readily access and retrieve information. Promote and encourage constructive dialogue within the organization to share industry recommended practices and acquired knowledge.

11.	Ensure conformance with corporate policies and compliance with relevant government regulations. Work constructively to influence proposed laws and regulations, and debate on emerging issues.

12.	Design, construct, commission, operate and decommission assets in a healthy, safe, secure, environmentally sound, reliable and efficient manner.

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

Husky Energy Inc. | Annual Information Form 2017 | 44

Pipeline Integrity

Husky implements a risk-based Pipeline Integrity Management (“PIM”) program across all Husky owned and operated pipelines. The program is a framework that is supported by a suite of documents including but not limited to the Pipeline Operations and Maintenance Procedures Manual (“POMM”), which provides guidelines on the safe operation and maintenance of pipelines. Numerous processes are required and utilized throughout the pipeline lifecycle to ensure a proactive approach to managing the integrity, operations and maintenance of the pipelines.

Processes for the management of pipeline integrity include:

•

Risk management program: used to identify the integrity threats throughout the pipelines life cycle, and the risks associated with each threat. Appropriate measures are taken to address these risks and reduce them to as low a level as reasonably practicable.

•	Engineering assessments: evaluate the fitness for service of pipelines when changes to design are made in order to proactively mitigate the risk to process safety.

•	Failure investigations: establish root cause of any failures and apply the learnings to improve integrity programs.

•	Annual pipeline integrity reviews: completed for all pipeline systems to review the effectiveness of integrity programs and where applicable make recommendations for improvement.

•

Training: Husky has a Learning Management System (“LMS”) which defines mandatory training requirements for all employees. Husky has a web-based PIM and POMM training program on LMS that is available for all employees involved in the operation and maintenance of pipelines.

•

Performance targets (number of incidents/1,000 km of pipeline) are set annually.Targets are tracked quarterly by the pipeline steering committee and immediate steps are taken to address any deficiencies.

•	PIM program sustainment and continuous improvement: a comprehensive self-assessment process is being implemented to ensure effective sustainment and the continuous improvement of the PIM Program.

•

PIM program review: regular review of the PIM program is completed to ensure it aligns with the latest code and regulatory requirements. The reviews also consider Husky experience and pipeline industry standards and practices.

Environmental Protection

Husky’s operations are subject to various environmental requirements under federal, provincial, state and local laws and regulations, as well as international conventions. These laws and regulations cover matters such as air emissions, wastewater discharge, non-saline water use, protection of surface water and groundwater, land disturbances and handling and disposal of waste materials. These regulatory requirements have grown in number and complexity over time, covering a broader scope of industry operations and products. In addition to existing requirements, Husky recognizes that there are emerging regulatory frameworks that may have a financial impact on the Company’s operations. See “Risk Factors”and “Industry Overview”.

Directly and through joint venture partnerships, Husky is a member of several industry associations that collaborate to identify and implement best practices on environmental performance. The International Petroleum Industry Environmental Conservation Association (“IPIECA”) produces guidelines that Husky uses to improve its operations and environmental practices, enhance its strategic planning and engage with regulators. Husky is also a member of the International Emissions Trading Association (“IETA”) whose objective is to build international policy and market frameworks for reducing GHG emissions at the lowest cost. As a member of the Petroleum Technology Alliance Canada, Husky participates in technology research for energy efficiency and emissions reduction.

In addition, as an active member of the In-situ Water Technology Development Centre, Husky is developing new technologies to reduce energy and water use. Husky dedicates teams to water management issues, with expertise in hydrogeology, surface water aquatics, hydrology, water treatment and drilling waste management. Husky continues to seek ways to conserve and recycle water, including looking at alternative water sources and recycling produced water. At the Tucker Thermal Project, produced water is recycled and make up water is sourced from saline, non-potable groundwater. The Sunrise Energy Project recycles produced water and supplements this with process-affected water from a nearby oil sands operation (after it has been treated) and non-saline groundwater to generate steam for oil recovery.

Ongoing remediation and reclamation work is occurring at approximately 3,000 well sites and facilities. During 2017, Husky spent approximately $136 million on asset retirement obligations (“ARO”), and the Company expects to spend approximately $179 million in 2018 on environmental site closure activities in North America, including abandonment, decommissioning, reclamation and remediation. In Asia Pacific and in accordance with the provisions of the regulations of the People’s Republic of China, Husky has deposited funds into separate accounts restricted to the funding of future ARO. As at December 31, 2017, the Company had deposited funds of $192 million of which $95 million related to the Wenchang field and was classified as current liabilities.

The Company completed a review of its ARO provisions, including estimated costs and projected timing of performing the abandonment and retirement operations. The results of this review have been incorporated into the estimated liability as disclosed in Note 16 of the Company’s 2017 Audited Consolidated Financial Statements.

Husky has an ongoing environmental monitoring program at owned and leased retail locations and performs remediation where required. Husky also has ongoing monitoring programs at its Downstream facilities, including refineries and the Lloydminster Upgrader. Husky has several inactive facilities ranging from former refineries to retail locations. Management and remediation plans are prepared for these sites based on current and future land use.

As part of the Company’s review of proposed regulations that may affect its business and operations, the Company may, from time to time, prepare an internal analysis of the possible or expected impact of new regulations, which are subject to various uncertainties. It is not possible to predict with certainty the amount of additional investment in new or existing facilities required in the future for environmental protection or to address regulatory compliance requirements, such as reporting. Costs associated with levy payments for emerging climate change regulations may be significant. See “Risk Factors – Climate Change Regulation” for a description of the impact that climate change regulations may have on the Company.

Husky Energy Inc. | Annual Information Form 2017 | 45

INDUSTRY OVERVIEW

The operations of the oil and gas industry are governed by a number of laws and regulations mandated by multiple levels of government and regulatory authorities in Canada, the U.S. and other foreign jurisdictions. These laws and regulations, along with global economic conditions, have shaped the developing trends of the industry. The following discussion summarizes the trends, legislation and regulations that the Company believes have the most significant impact on the short and long-term operations of the oil and gas industry.

Crude Oil and Natural Gas Production

During 2017, certain members of the Organization of Petroleum Exporting Countries (“OPEC”) and some key non-OPEC members voluntarily reduced production, which led to the increase in the global crude oil benchmarks. The production cuts were partially offset by increased production from OPEC members not bound to the production restrictions and growth in U.S. shale oil production.

OPEC and non-OPEC members agreed on November 30, 2017 to extend the production cuts through the end of 2018 in an effort to reduce global oil inventories. U.S. crude oil production averaged an estimated 9.3 mmbbls/day in 2017 and is forecasted to average 10.3 mmbbls/day in 2018, which would mark the highest annual average production in U.S. history, surpassing the previous record of 9.6 mmbbls/day set in 1970.(1)

In Canada, the Western Canadian crude oil supply is forecasted to increase in the long term. In the Canadian Association of Petroleum Producers’ (“CAPP”) June 2017 publication, production in Canada was forecasted to increase from 3.9 mmbbls/day in 2016 to 5.4 mmbbls/day in 2030. The majority of production growth in Canada continues to be expected from the oil sands.(2)

Total U.S. natural gas production increased by approximately one percent in 2017 compared to 2016 due to improved economics related to expanded pipeline capacity in the U.S.(1)

(1) “Short-Term Energy Outlook”,January 2018, U.S. Energy Information Administration

(2) “Crude Oil Forecast, Markets and Transportation”,June 2017, Canadian Association of Petroleum Producers

Commodity Pricing

Crude oil and natural gas producers negotiate purchase and sale contracts directly with respective buyers and these contracts are typically based on the prevailing market price of the commodity. The market price for crude oil is determined largely by global factors, and the contract price considers oil quality, transportation and other terms of the agreement. The price for natural gas in Canada is determined primarily by North America fundamentals because virtually all natural gas production in North America is consumed by North American customers, predominantly in the U.S. Commodity prices are based on supply and demand which may fluctuate due to market uncertainty and other factors beyond the control of entities operating in the industry.

Global crude oil benchmarks strengthened in 2017 primarily due to the factors discussed under “Industry Overview – Crude Oil and Natural Gas Production”. The price of West Texas Intermediate averaged US$50.95/bbl in 2017 compared to US$43.32/bbl in 2016. The price of Brent averaged US$54.28/bbl in 2017 compared to US$43.69/bbl in 2016.

Market Access

Existing pipelines used for exporting crude oil from Western Canada are currently at or near capacity. The nameplate design capacity is 4.0 mmbbls/day. However, the estimated available capacity for Canadian crude oil exiting Western Canada on the major pipeline system is only 3.3 mmbbls/day after operational downtime, downstream constraints and the capacity allocated to refined petroleum products.(1)

Without any new pipeline projects proposed, rail transportation will likely have to significantly increase in order to transport growing supplies. At June 2017, the proposed pipeline projects Enbridge Line 3, Kinder Morgan’s Trans Mountain Expansion, TransCanada’s Keystone XL and TransCanada’s Energy East Pipeline would have been able to provide additional pipeline capacity of 2.9 mmbbls/day.(1)

On October 5, 2017, TransCanada Corporation announced the termination of the Energy East Pipeline project, which would have carried more than 1.0 mmbbls/day of oil from Alberta and Saskatchewan to be refined at or exported from facilities in New Brunswick and Québec.

(1) “Crude Oil Forecast, Markets and Transportation”, June 2017, Canadian Association of Petroleum Producers.

Husky Energy Inc. | Annual Information Form 2017 | 46

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

Royalty rates as a percentage of gross revenues averaged seven percent in 2017 compared to eight percent in 2016. Royalty rates in Western Canada averaged seven percent in both 2017 and 2016. Royalty rates in Atlantic averaged nine percent in 2017 compared to 15 percent in 2016, primarily due to production shifting to lower rate fields in 2017 combined with higher eligible costs.

The Canadian federal corporate income tax rate was 15 percent in 2017 and 2016. Provincial rates ranged between 11 percent and 16 percent in both 2017 and 2016.

Other Jurisdictions

Royalty rates in Asia Pacific averaged six percent in both 2017 and 2016.

Operations in the U.S are subject to the U.S. federal tax rate of 35 percent and various state-level taxes. Effective January 1, 2018, the U.S. federal corporate tax rate will be reduced from 35 percent to 21 percent. Operations in China are subject to the Chinese tax rate of 25 percent. Operations in Indonesia are subject to tax at a rate of 40 percent as governed by each project’s PSC.

Land Tenure Regulation

In Canada, rights to natural resources are largely owned by the provincial and federal governments. Rights are granted to explore for and produce oil and natural gas subject to shared jurisdiction agreements, ELs, SDLs and production licences, leases, permits and provincial legislation which may include contingencies such as obligations to perform work or make payments.

For international jurisdictions, rights to natural resources are largely owned by national governments that grant rights in forms such as ELs and permits, production licences and PSCs. Companies in the oil and gas industry are subject to ongoing compliance with the regulatory requirements established by the relevant country for the right to explore, develop and produce petroleum and natural gas in that particular jurisdiction.

Environmental Regulations

General

Oil and natural gas operations are subject to environmental regulation pursuant to a variety of federal, provincial, state and local laws and regulations, as well as international conventions (collectively, “environmental regulations”).

Environmental regulations impose, among other things, restrictions, liabilities and obligations in connection with the generation, handling, storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances to the environment, including emissions of GHGs. Environmental regulations also require that wells, facilities and other properties associated with Husky’s operations be constructed, operated, maintained, abandoned and reclaimed in compliance with pertinent regulatory requirements. In addition, certain types of operations, including exploration and development projects and significant changes to certain existing projects, may require the submission and approval of environmental impact assessments.

Husky Energy Inc. | Annual Information Form 2017 | 47

Some examples of potential areas for new or enhanced environmental regulation include:

•	conventional air pollutant and GHG emission regulations and mandatory reductions in jurisdictions where the Company has operations.

•	increased restrictions on freshwater licensing.

•	enhanced groundwater and surface water monitoring.

•	enhanced water discharge criteria.

•	increased restrictions on waste water disposal.

•	enhanced water recycle criteria.

•	enhanced water crossing monitoring and reporting requirements.

•	enhanced requirements for environmental assessment.

•	wetland compensation.

•	calculation and regulation of carbon intensity of fuels, including transportation fuels.

•	fuel reformulation and substitution to support reduced GHG emissions.

•	managing air pollutant emissions at equipment and facility levels with the general goal of ensuring compliance with increasingly more stringent ambient air quality standards.

•	potential for restrictive operating policies on development in areas of particular value to species at risk.

•	feedstock and product transportation by rail, pipeline and roadway.

•	pipeline integrity management.

•	reclamation.

•	hydraulic fracturing.

•	land use.

Water

Numerous regulations are imposed on Husky’s operations with the general goal of ensuring surface water and fresh groundwater are protected. Guidelines dictate aspects including:

•	well, pipeline, and facility offsets from fresh surface water bodies and domestic water wells.

•	drilling fluids, well construction materials and methods to ensure isolation of fresh groundwater aquifers from resource exploration, extraction and disposal activities.

•	baseline domestic water well testing.

•	downhole offsets for completions operations, ensuring isolation from fresh groundwater aquifers, with specific risk mitigation expectations for hydraulic fracturing.

•	monitoring of fresh groundwater aquifers and wetlands at major operating facilities.

•	monitoring of assets that cross fish bearing streams ensuring passage is unrestricted.

•	water discharge criteria for onshore and offshore facilities.

•	fluid transport, handling and storage.

•	water recycling aiming to reduce water withdrawals from freshwater sources.

Water withdrawals, in particular freshwater withdrawals, are regulated in jurisdictions in which Husky has operations with the general goal of ensuring that surface and groundwater supplies are not negatively impacted. Husky has reporting requirements relating to most licensed water withdrawals. Guidelines dictate water source selection and management. Water withdrawals are further governed by local watershed and/or industry water management plans.

Husky recognizes the importance of water security to the success of its operations and engages in dialogue on proposed regulatory changes, both directly and through industry associations, with the general goal of ensuring the Company’s interests are recognized. Husky believes it is sufficiently prepared to fully comply when new water regulations come into force. Husky has a Corporate Water Standard that mandates Water Risk Assessments and Water Management Plans for its facilities, which include consideration of regulatory risks. Water Risk Assessments consider both known proposed water regulations and possible future regulations (not currently proposed). Husky has realized financial impacts due to regulation changes; proposed and future regulation changes could also have financial impacts. The purpose of the Water Risk Assessments is to try to identify and mitigate these risks.

Migratory Birds

Canada’s oil and gas industry may affect migratory birds and bird habitat through land disturbance activities and operating practices (e.g., sludge ponds). Industry activities risk contravening the Migratory Bird Convention Act (Canada) (“MBCA”) and supporting legislation that prohibits the disturbance and destruction of migratory birds, their eggs and/or nests. In 2016, the Environmental Enforcement Act (Canada) introduced a new fine regime that increased maximum fines up to $6 million, with all subsequent fines doubling, for corporations that are convicted under the MBCA. The Company has improved the protection of migratory birds through development of a Standard for Pre-Construction Migratory Bird Incidental Take Mitigation, supported by both web-based and field-based training.

Husky Energy Inc. | Annual Information Form 2017 | 48

Air and Climate Change

General

The current regulatory environment related to air emissions and climate policy is dynamic. The impacts of emerging policy remain largely uncertain as various jurisdictions define and implement new regulations. Husky engages in consultations for the design of proposed regulations and supports efforts to harmonize regulations across jurisdictions, both directly with regulators and through industry associations. Risk associated with these regulations is discussed under “Risk Factors”.

Husky operates in many jurisdictions that regulate or have proposed to regulate air pollutants including GHG emissions. Air regulations include:

•	absolute and intensity based emissions limits.

•	market based frameworks.

•	equipment and/or facility level emission performance standards.

•	other regulatory measures including low carbon fuel and renewable fuel standards.

In 2016, Husky’s gross Scope 1 emissions were 11,242,000 tCO2e. Scope 2 emissions in that year were 2,128,000 tCO2e. The Company uses a GHG management framework to guide the process of integrating climate change into its business strategy. Elements of the GHG management framework that inform corporate business strategy include GHG inventory and quantification, GHG reporting and verification, an emissions reduction strategy, and a regulatory policy system.

In addition to climate policy risk, the industry faces physical risks attributable to a changing climate. Husky operates in some of the harshest environments in the world, including offshore NL. Climate change is expected to increase the frequency of severe weather conditions including winds, flooding and variable temperatures, which are contributing to the melting of northern ice and increased iceberg activity. The Company has in place a number of policies to protect people, equipment and the environment in the event of extreme weather conditions and adverse ice conditions.

Husky is managing physical risk through engineering for 1:100 year weather events. The Company’s Atlantic business has a robust ice management program, which uses a range of resources, including a dedicated ice surveillance aircraft, as well as synergistic relationships with government agencies, including Environment and Climate Change Canada, the Coast Guard and Canadian Ice Service. Regular ice surveillance flights commence in February and continue until the risk has abated. In addition, Atlantic operators employ a series of supply and support vessels to actively manage ice and icebergs. These vessels are equipped with a variety of ice management tools, including towing ropes, towing nets and water cannons. The Company also maintains a series of ad-hoc relationships with contractors, allowing the quick mobilization of additional resources as required.

International Climate Change Agreements

Canada has submitted a Nationally Determined Contribution to reduce GHG emissions by 30 percent below 2005 levels by 2030 as part of the Paris Agreement at the United Nations Framework Convention on Climate Change Conference of the Parties held in Paris, France in December 2015. There is a commitment to review and increase pledges every five years under the Paris Agreement. Canada approved the Paris Agreement in October 2016. On August 4, 2017, the U.S. submitted formal notice of intention to withdraw from the Paris Agreement; however, under the terms of the Paris Agreement, the U.S. will remain a party until approximately August 2020.

At the Conference of the Parties held in Bonn, Germany in November 2017, Canada, Mexico and a coalition of 15 U.S. State Governors signed a Joint Declaration to strengthen climate action. The declaration forms a new North American Climate Leadership Dialogue to address topics such as clean transportation, carbon pricing initiatives and reducing short-lived climate pollutants. In addition, an increasing number of national and subnational jurisdictions are signatories of the U.K. and Canada’s alliance to phase-out coal in their energy systems.

These international agreements can be expected to significantly influence climate change-related regulations and initiatives in both Canada and the U.S., which will impact Husky’s operations. See “Risk Factors”.

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

Husky Energy Inc. | Annual Information Form 2017 | 49

In 2012, the Canadian Council of Ministers of the Environment agreed to implement a new Air Quality Management System (“AQMS”) to protect human health and the environment through the continuous improvement of air quality in Canada. AQMS includes three main components: Canadian Ambient Air Quality Standards (“CAAQS” ); Base-Level Industrial Emissions Requirements (“BLIERs” ); and the management of air quality through local air zones and regional airsheds.

CAAQS are the AQMS driver and set the bar for air quality management across the country. New standards for ozone and fine particulate matter for 2015 and 2020 were published in 2013. New CAAQS for sulphur dioxide for 2020 and 2025 were announced in 2016, and new CAAQS for nitrogen dioxide for 2020 and 2025 were published in November 2017.

Under the BLIERs, three regulations and a guideline were developed within the AQMS. The first tranche of the Multi-Sector Air Pollutants Regulations was published in June 2016. These regulations have included three BLIERs developed under AQMS for the cement sector, reciprocating spark-ignited natural gas engines and non-utility boilers and heaters in industrial sectors. An emissions guideline under the Canadian Environmental Protection Act for stationary gas turbines was published in November 2017. Other sectors and pollutants will be added to the regulations in the future.

The BLIERs pertaining to nitrogen oxide (“NOx” ) emissions from boilers and heaters and NOx emissions from reciprocating engines in industrial facilities are applicable to the Company’s Canadian Upstream and Downstream oil and gas facilities, with the exception of the Prince George Refinery since a sector-specific Refining BLIER will be developed separately for petroleum refineries. The Boiler & Heater BLIER and Reciprocating Engine BLIER have introduced performance, design and monitoring standards for both existing and new equipment units, whereas the Stationary Gas Turbine BLIER has only introduced performance and design standards for new equipment.

Within the mandate of the Pan-Canadian Framework on Clean Growth and Climate Change, in May 2017 the federal government of Canada released a technical paper on the federal Carbon Pricing Backstop introducing two key elements: a carbon levy applied to fossil fuels ($10 per tonne starting in 2018 and increasing by $10 annually to $50 per tonne in 2022) and an output-based pricing system for industrial facilities emitting GHGs above 50 kt per year. Further details of the output-based pricing system were announced on January 15, 2018. Provinces may either “opt in”to the federal system or put in place their own system, provided that system meets or exceeds the national floor price either through a direct price on carbon or a cap-and-trade system. Provinces have until March 30, 2018, to elect to “opt in”or September 1, 2018, to outline their provincial system. Provinces that have either opted in or whose systems are not deemed equivalent to the federal system will be subject to the federal system starting January 1, 2019.

A federal Clean Fuel Standard Discussion Paper was also released in February 2017. The Clean Fuel Standard will be developed to achieve 30 megatonnes of annual reductions in GHG emissions by 2030 through requiring reductions in fuel carbon intensities based on a life-cycle analysis and will go beyond transportation fuels to include fuels used in industry and buildings. In December 2017, the clean fuel standard regulatory framework was published. Proposed regulations are expected to be published in late 2018, with final regulations published in 2019. Consultations on the federal Clean Fuel Standard are ongoing.

The Government of Canada is committed to reducing methane emissions from the oil and gas sector by 40 percent to 45 percent below 2012 levels by 2025. Draft methane reduction regulations for the Upstream oil and gas industry were published on May 27, 2017. Sources addressed by the draft regulations include venting from wells and batteries (including associated gas at oil facilities), storage tanks, pneumatic devices, well completions, compressors and fugitive equipment leaks. Draft regulations apply to new and existing sources, with the first requirements coming into force as early as 2020, and the remaining requirements coming into force by 2023.

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

Canadian Provincial Greenhouse Gas Regulations

In 2015, Alberta announced a major shift in its climate regulations through its Climate Leadership Plan. It includes four key areas in which the Government of Alberta is moving forward:

•	Phasing out emissions from coal-generated electricity and developing more renewable energy.

•	Implementing a new carbon price on emissions of GHGs.

•	A legislated oil sands emission limit.

•	Employing a new methane emission reduction plan.

Existing regulations provide that large final emitting facilities (“LFEs”) (facilities that emit over 100,000 tCO2e per year) were required to reduce their emissions intensity by 20 percent by January 1, 2017. The price of the carbon levy (payment of which may be used to make up for any shortfall in actual emissions intensity reductions) increased from $15/tCO2e to $20/tCO2e for 2016 and $30/tCO2e for 2017 for LFEs. As of January 1, 2018, LFEs will fall under the Carbon Competitiveness Incentives regulation that will employ output-based allocations to benchmark facilities against peers.

Husky Energy Inc. | Annual Information Form 2017 | 50

As of January 1, 2018, Alberta increased its broad-based carbon levy to $30 per tonne. The government has signaled an intention to increase the price in real terms periodically after 2018. Emissions from the combustion of produced fuel at conventional oil and gas facilities emitting less than 100,000 tCO2e per year will be exempt until January 1, 2023, to allow time for these facilities to reduce methane emissions under provincial and federal methane regulations. Finally, total emissions from the oil sands will be capped at a maximum of 100 megatonnes in any year, with provisions for cogeneration and new upgrading capacity. The details of how this emissions limit will be implemented have not been finalized.

The Alberta Energy Regulator (“AER”) is working collaboratively to develop and implement a regulatory framework that achieves the Government of Alberta’s methane emissions reduction outcome of 45 percent by 2025. Alberta has announced that it intends to reduce methane emissions from oil and gas operations by 45 percent by 2025 using the following approaches:

•	Applying new emissions design standards to new Alberta facilities.

•	Improving measurement and reporting of methane emissions, as well as leak detection and repair requirements.

•

Developing a joint initiative on methane reduction and verification for existing facilities and backstopping this with regulated standards that take effect in 2020, with the general goal of ensuring the 2025 target is met.

In December 2017, the Government of Saskatchewan released “Prairie Resilience: A Made-In-Saskatchewan Climate Change Strategy.” The Strategy includes a commitment to implement sector-specific output-based performance standards on facilities emitting more than 25,000 tCO2e per year. Saskatchewan does not plan to implement an economy-wide carbon tax. In such a case the federal government has committed to implementing such a tax (the federal“backstop”) and returning revenues to the provincial government. Consultation on implementation of both the Strategy and the federal “backstop” is ongoing.

In British Columbia, regulations established in 2008 target a provincial reduction in GHG emissions of at least 33 percent below 2007 levels by 2020 and 80 percent below 2007 levels by 2050.

British Columbia currently has a $30 per tonne carbon tax. Additionally, British Columbia has a Renewable and Low Carbon Fuel Requirements Regulation in place that requires a reduction in the allowable carbon intensities of fuels, with penalties applied for intensities that do not meet targets.

The British Columbia government released its Climate Leadership Plan in August 2016. The 21 actions are targeted across major sectors of the economy, including annual reductions of up to five million tCO2e by 2050 in the oil and gas sector through a focus on methane emissions, carbon capture and storage as well as electrification. The British Columbia government has also announced plans to increase the provincial price on carbon by $5 per tonne annually (starting in April 2018) to $50 per tonne in 2021.

In October 2017, Manitoba published “A Made-in-Manitoba Climate and Green Plan”that includes 16 keystones for priority action that “will support Manitoba’s economy and sustain the environment for future generations”.The plan sets out a flat carbon price of $25 per tonne beginning in 2018. The Manitoba carbon tax will not rise, and a full review of the carbon pricing plan will take place in 2022. Large industrial emitters will be able to reduce their emissions while having their competitiveness concerns addressed through an output-based pricing system of performance standards, offsets and credit trading. Consultation on the details of implementation is ongoing.

The Ontario cap and trade regulation took effect on July 1, 2016, and included detailed requirements for businesses participating in the program, including: GHG emission caps, entities covered by the program, compliance, auction and sale of allowances and distribution of allowances. The program also regulates end-use combustion of transportation fuels. The linkage of the cap and trade programs of Ontario, Québec and California was announced in September 2017. The official linkage of the Ontario—Western Climate Initiative (“WCI”) program will be effective on January 1, 2018, creating the world’s second largest carbon market after the European Union Emissions Trading System.

On November 9, 2016, the Government of NL released “The Way Forward: A Vision for Sustainability and Growth in NL,”indicating it is committed to making progress on the issue of climate change. The NL government is working toward reducing provincial emissions of GHGs to 10 percent below 1990 levels, by 2020. Consultation with the government on the details of implementation is ongoing. Note that the Government of NL currently has no jurisdiction to regulate offshore GHG emissions, but discussions are underway to amend the Atlantic Accord to give the Province of NL jurisdiction to regulate offshore GHG emissions.

U.S. Greenhouse Gas Regulations

The U.S. does not have federal legislation establishing targets for the reduction of or limits on the emission of GHGs. However, the federal Environmental Protection Agency (“EPA”) has and may continue to promulgate regulations concerning the reporting and control of GHG emissions. Since 2010, the EPA’s Greenhouse Gas Reporting Program (“GHGRP”) requires any facility releasing more than 25,000 tCO2e emissions per year to report those emissions on an annual basis. In addition to reporting direct CO2e emissions, the GHGRP requires refineries to estimate the CO2e emissions from the potential subsequent combustion of the refinery’s products.

Husky Energy Inc. | Annual Information Form 2017 | 51

In May 2010, the EPA finalized the Greenhouse Gas Tailoring Rule. This rule “tailored” the Clean Air Act by phasing in permitting requirements for GHG emissions, including Best Available Control Technology (“BACT”) requirements for new and modified sources of air emissions emitting more than a threshold quantity of GHGs. In June 2014, the U.S. Supreme Court issued its opinion in Utility Air Regulatory Group v. EPA. The Court invalidated portions of the Tailoring Rule but upheld the EPA’s authority to require BACT for GHG emissions associated with sources that must obtain Prevention of Significant Deterioration permits based on their non-GHG emissions. Based on the Court’s opinion, it is possible that the EPA will amend the Tailoring Rule in a way that imposes additional GHG requirements on industrial facilities.

The EPA has not yet issued proposed or final GHG emissions standards for new or existing refineries but could do so in the future. These and other EPA regulations regarding GHG emissions are subject to judicial challenges and could be modified by regulatory actions or new legislation.

U.S. Renewable Fuel Standard

The U.S. created its Renewable Fuel Standard (“RFS”) program with the stated intention of reducing GHG emissions and expanding the renewable fuels sector, while reducing U.S. reliance on imported oil. The RFS program was authorized under the Energy Policy Act of 2005 and expanded under the Energy Independence and Security Act of 2007. The EPA implements the RFS program in consultation with the U.S. Department of Agriculture and Department of Energy.

The RFS program is a national policy that requires a certain volume of renewable fuel to replace or reduce the quantity of petroleum-based transportation fuel. Obligated parties under the RFS program are refiners or importers of gasoline or diesel fuel. Compliance is achieved by blending renewable fuels into transportation fuel or by obtaining credits, called Renewable Identification Numbers (“RINs”) to meet an EPA-specified Renewable Volume Obligation (“RVO”). The RVOs set in November 2017 for calendar year 2018 were similar to those for 2017. It is possible that advocacy groups will challenge the RVOs with the goal of forcing the EPA to establish more stringent RVOs.

The U.S. EPA calculates and establishes RVOs every year through rulemaking. The standards are converted into a percentage, and obligated parties must demonstrate compliance annually.

Husky Energy Inc. | Annual Information Form 2017 | 52

Abandonment Liability

Over a three-year period, the AER phased in parameter updates to the licencee abandonment liability program. These changes were fully implemented in May 2015 under Directive 006: Licencee Liability Rating Program and Licence Transfer Process and effected important changes to the Licencee Liability Rating Program. The Licencee Liability Rating Program is designed to prevent Alberta taxpayers from incurring costs to suspend, abandon, remediate and reclaim a well, facility or pipeline. Under the Licencee Liability Rating Program, each licencee is assigned a Liability Management Rating. The Liability Management Rating is the ratio of a licencee’s eligible deemed assets under the Licencee Liability Rating Program, the Large Facility Liability Management Program and the Oilfield Waste Liability Program to its deemed liabilities in these programs. The Liability Management Rating assessment is designed to assess a licencee’s ability to address its suspension, abandonment, remediation and reclamation liabilities. This assessment is conducted monthly and on receipt of a licence transfer application in which the licencee is the transferor or transferee.

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

As a result of the Redwater Energy Corp. (“Redwater”) bankruptcy court ruling released in May 2016, whereby the court found that receivers and trustees of AER licencees may selectively disclaim unprofitable assets (and their associated abandonment and reclamation obligations) under section 14.06 of the Bankruptcy and Insolvency Act (Canada), the AER and the Orphan Well Association are actively working on appropriate regulatory measures to mitigate the liability impact of licencee’s abandonment, reclamation and remediation obligations from falling back to the industry.

Consequently, as of June 2016 a condition of transferring existing AER licences, approvals and permits, will require transferees to demonstrate that they have a liability management ratio (“LMR”) of 2.0 or higher immediately following the transfer.The AER recognizes this is a significant change, but they have observed that purchasers with an LMR of 1.0 or below have had significant difficulty meeting their liabilities after the transfer. If the transfer of the licencee does not improve the purchaser’s LMR to 2.0 (or higher), the purchaser can post a security deposit, address existing abandonment obligations or transfer additional assets.

Similar to the AER, the Government of Saskatchewan has established an LMR rating of 1.0 as its threshold for providing a deposit. If a licencee’s LMR is less than 1.0, meaning the liability is greater than the deemed assets, that licencee will be required to submit a deposit to the Saskatchewan Ministry of the Economy (“ECON”) for the amount of the difference.

In response to the Redwater ruling, all licence transfer applications in Saskatchewan will be reviewed in detail, and ECON will consider relevant factors in calculating transfer deposit requirements. In addition to increased deposit requirements, ECON may incorporate additional conditions with licence transfer approvals which may impact the decision to proceed with certain transactions.

The Government of Saskatchewan intervened in the Alberta Court proceedings regarding Redwater’s bankruptcy with the general goal of ensuring their views are fully considered by the courts. The Saskatchewan Ministry of Justice has indicated opposition to any attempt by a receiver in Saskatchewan to renounce uneconomic oil and gas assets which are subject to the LMR program in Saskatchewan. The Saskatchewan ministry has stated that licence transfer applications in Saskatchewan will be considered non-routine as the Saskatchewan ministry will not be strictly relying on the standard LMR calculations in evaluating deposit requirements.

Hydraulic Fracturing

Hydraulic fracturing is a method of increasing well production by injecting fluid under high pressure down a well to crack the hydrocarbon bearing rock. In the case of water-based fractures, the fluid typically consists of water, sand, and a relatively small amount of chemicals. This mixture flows into the cracks where the sand remains to keep the cracks open and enable natural gas or liquids to be recovered. Fracturing is designed so that the fracturing fluids can be produced back to the surface through the wellbore and are stored for reuse or future disposal in accordance with provincial regulations. The wells are designed and installed to provide multiple barriers protecting fresh groundwater aquifers from the fracturing process.

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

Husky Energy Inc. | Annual Information Form 2017 | 53

Inter-wellbore communication during hydraulic fracturing operations is the transfer of pressure from the wellbore being stimulated to an adjacent offset well. This event is dependent on a number of factors such as distance between wells, type of fluid used and whether an energizer is being used during operations. AER Directive 83 and IRP 24 provide rules and guidelines addressing this concern.

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

The South Saskatchewan Regional Plan was approved by the Government of Alberta in 2014, and was subsequently amended in 2017, and covers the southern portion of Alberta, including some Husky Western Canada assets. The plan details Alberta’s long term commitment to conservation, protection of watersheds, sustaining biodiversity and sensitive habitats.

Husky Energy Inc. | Annual Information Form 2017 | 54

Industry Collaboration Initiatives

Husky participates in a number of industry associations and sustainability groups to better understand environmental, safety and social issues while benefitting from, and contributing to, industry innovation and good management practices.

Through Husky’s membership in Canada’s upstream industry association, CAPP,and the Canadian Fuels Association, which represents Canada’s refining and transportation fuels industry, and the American Fuels and Petrochemical Manufacturers which represents the U.S. refining and petrochemicals industry, the Company enhances its ability to identify and address potential policy and regulatory risks to its business and participates in advocacy related activity to reduce those risks. Husky participates on the CAPP Board of Governors, as well as various Executive Policy Groups and working level groups and committees that focus on areas of policy or regulation that have been identified as areas of interest or impact to Husky’s business. Similarly, Husky participates in the Canadian Fuels Association Board of Directors, Strategy & Planning Group, as well as various resource groups and national committees.

Husky is a member of IPIECA, the global oil and gas industry association for environmental and social issues, and is participating in its Water Task Force and Climate Change Working Group as well as other topic focused groups. The Company is also a member of Oil Spill Response Limited, an international industry-owned cooperative whose objective is to respond effectively to oil spills wherever in the world they may occur. In 2016, Husky joined the IETA and is participating in its Canadian Working Group. The IETA’s objective is to build international policy and market frameworks for reducing GHGs at the lowest cost.

Husky also collaborates on water and carbon management and risk mitigation through involvement in industry initiatives and committees. As a member of the joint-industry Water Technology Development Centre and other joint-industry projects, Husky is committed to developing technologies that will reduce water and energy use for in-situ thermal bitumen operations.

Husky pursues memberships with the following sustainability groups and industry associations: Alberta Industrial Fire Protection Association; Allen County Environmental Citizen’s Advisory Committee; American Fuel and Petrochemical Manufacturers; Beaver River Watershed Alliance; Calgary Region Airshed Zone; Canadian Association of Petroleum Producers; Canadian Brownfields Network; Canadian Fuels Association; Canadian Land Reclamation Association; Canada’s Oil Sands Innovation Alliance Monitoring Subcommittee; China Offshore Environmental Services; China Offshore Oil Operation Safety Office; China’s State Oceanic Administration; China’s Marine Safety Administration; Clearwater Mutual Aid CO-OP; Clearwater Trails Initiative; Conference Board of Canada—Council on Emergency Management; Devonian Aquifer Working Group and Monitoring Priority Area - Canada’s Oil Sands Innovation Alliance joint industry project; Earth Rangers; Eastern Canada Response Corporation; Edson Mutual Aid Committee; Emergency Response Assistance Canada; Environmental Services Association of Alberta; Environmental Studies Research Funds; Faster Forests (Canada’s Oil Sands Innovation Alliance); Foothills Research Institute - Grizzly Bear Program; Foothills Restoration Forum -Southwest Alberta Sustainable Community Initiative; Grasslands Air Zone; Hardisty Mutual Aid Plan; International Emissions Trading Association; Indonesian Petroleum Association; International Oil & Gas Producers Association; International Petroleum Industry Environmental Conservation Association; Joint Canada-Alberta Plan for Oil Sands Monitoring; Lakeland Industry and Community Association; Land Spill Emergency Program; Lloydminster Emergency Preparedness Stakeholder Group; Mackenzie Delta Spill Response Corporation; Marine Pollution Control; Mutual Aid Alberta; North Saskatchewan Watershed Alliance; Ohio Chemistry Trade Council; Oil Spill Response Limited; One Ocean; Orphan Well Association; Ottawa River Coalition; Parkland Airshed Management Zone; Petroleum Research Newfoundland and Labrador; Petroleum Technology Alliance Canada; Plains CO2 Reduction Partnership; Prince George Air Improvement Roundtable; Saskatchewan Petroleum Industry Government Environmental Committee; Saskatchewan Prairie Conservation Action Plan; Southeast Saskatchewan Airshed Association; Transportation Community Awareness and Emergency Response; Upstream Saskatchewan Spill Response Co-op Area 2, 3 & 4 Spill Response Cooperatives; Water Technology Development Centre - Canada’s Oil Sands Innovation Alliance joint industry project; Western Canada Marine Response Corporation; Western Canadian Spill Services; Western Yellowhead Air Management Zone; and Wood Buffalo Environmental Association.

Husky’s Sustainability Commitment

Husky’s sustainability is a key pillar of the financial well-being of the Company. While sustainability begins with a strong financial foundation, success is directly linked to how the Company conducts its business, whether it is by improving safety, taking steps to protect the environment or delivering lasting benefits to the communities. More information can be found in the Husky Energy Community Report 2016, which can be accessed at www.huskyenergy.com.

Husky Energy Inc. | Annual Information Form 2017 | 55

RISK FACTORS

The following summarizes what Husky believes to be the most significant risks relating to its operations which should be considered when purchasing securities of Husky. Husky has developed an enterprise risk matrix to identify risks to its people, the environment, its assets and its reputation, and to systematically mitigate these risks to an acceptable level. The risk matrix and associated mitigation strategies are reviewed quarterly by senior management and the Audit Committee, and annually by the Board of Directors.

Operational, Environmental and Safety Incidents

The Company’s businesses are subject to inherent operational risks with respect to safety and the environment that require continuous vigilance. The Company seeks to minimize these operational risks by carefully designing and building its facilities and conducting its operations in a safe and reliable manner using HOIMS, its integrated management system that considers environmental requirements and process and occupational safety. Failure to manage the risks effectively could result in potential fatalities, serious injury, interruptions to activities or use of assets, damage to assets, environmental impact or loss of licence to operate. Enterprise risk management, emergency preparedness, business continuity and security policies and programs are in place for all operating areas and are adhered to on an ongoing basis. The Company, in accordance with industry practice, maintains insurance coverage against losses from certain of these risks. Nonetheless, insurance proceeds may not be sufficient to cover all losses, and insurance coverage may not be available for all types of operational risks.

Commodity Price Volatility

The Company’s results of operations and financial condition are dependent on the prices received for its refined products, crude oil, NGL and natural gas production. Lower prices for crude oil, NGL and natural gas could adversely affect the value and quantity of the Company’s oil and gas reserves. The Company’s reserves include significant quantities of heavier grades of crude oil that trade at a discount to light crude oil. Heavier grades of crude oil are typically more expensive to produce, process, transport and refine into high value refined products. Refining and transportation capacity for heavy crude oil and bitumen is limited and planned increases of North American heavy crude oil and bitumen production may create the need for additional heavy oil and bitumen refining and transportation capacity. Wider price differentials between heavier and lighter grades of crude oil could have a material adverse effect on the Company’s results of operations and financial condition, reduce the value and quantities of the Company’s heavier crude oil reserves and delay or cancel projects that involve the development of heavier crude oil resources. There is no guarantee that pipeline development projects will provide sufficient transportation capacity and access to refining capacity to accommodate expected increases in North American heavy crude oil and bitumen production.

Prices for refined products and crude oil are based on world supply and demand. Supply and demand can be affected by a number of factors including, but not limited to, actions taken by OPEC, non-OPEC crude oil supply, social conditions in oil producing countries, the occurrence of natural disasters, general and specific economic conditions, technological developments, prevailing weather patterns, government regulation and policies and the availability of alternate sources of energy.

The Company’s natural gas production is currently located in Western Canada and Asia Pacific.Western Canada’s natural gas production is subject to North American market forces. North American natural gas supply and demand is affected by a number of factors including, but not limited to, the amount of natural gas available to specific market areas either from the well head of existing or accessible conventional or unconventional sources (such as from shale), or from storage facilities, technological developments, prevailing weather patterns, the U.S. and Canadian economies, the occurrence of natural disasters and pipeline restrictions.

In certain instances, the Company will use derivative instruments to manage exposure to price volatility on a portion of its refined product, oil and gas production, inventory or volumes in long-distance transit. The Company may also use firm commitments for the purchase or sale of crude oil and natural gas.

The fluctuations in refined products, crude oil and natural gas prices are beyond the Company’s control and could have a material adverse effect on the Company’s results of operations and financial condition.

Husky Energy Inc. | Annual Information Form 2017 | 56

Reservoir Performance Risk

Lower than projected reservoir performance on the Company’s key growth projects could have a material adverse effect on the Company’s results of operations, financial condition, business strategy and reserves. Inaccurate appraisal of large project reservoirs could result in missed production, revenue and earnings targets and negatively affect the Company’s reputation, investor confidence and the Company’s ability to deliver on its growth strategy.

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

Restricted Market Access and Pipeline Interruptions

The Company’s results depend upon the Company’s ability to deliver products to the most attractive markets. The Company’s results of operations could be materially adversely affected by restricted market access resulting from a lack of pipeline or other transportation alternatives to attractive markets as well as regulatory and/or other marketplace barriers. Interruptions and restrictions may be caused by the inability of a pipeline to operate, or they can be related to capacity constraints as the supply of feedstock into the system exceeds the infrastructure capacity. With growing oil production across North America and the limited availability of infrastructure to carry the Company’s products to the marketplace, oil and natural gas transportation capacity is expected to be restricted in the next few years. Restricted market access may potentially have a material adverse effect on the Company’s results of operations, financial condition and business strategy. Unplanned shutdowns and closures of its refineries or Upgrader may limit the Company’s ability to deliver product with a material adverse effect on sales and results of operations.

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

International Operations

International operations can expose the Company to uncertain political, economic and other risks. The Company’s operations in certain jurisdictions may be materially adversely affected by political, economic or social instability or events. These events may include, but are not limited to, onerous fiscal policy, renegotiation or nullification of agreements and treaties, imposition of onerous regulation, changes in laws governing existing operations, financial constraints, including currency restrictions and exchange rate fluctuations, unreasonable taxation and behaviour of public officials, joint venture partners or third-party representatives that could result in lost business opportunities for the Company. This could materially adversely affect the Company’s interest in its foreign operations, results of operations and financial condition.

Major Project Execution

The Company manages a variety of oil and gas projects ranging from Upstream to Downstream assets. The risks associated with project development and execution include, among others, the Company’s ability to obtain necessary environmental and regulatory approvals. This may result in extended stakeholder consultation, environmental assessments and public hearings. Additionally, there are risks involved with commissioning and integration of new assets to existing facilities. All of these and other risks can impact the economic feasibility of the Company’s projects. Project risks can manifest through cost overruns, schedule delays and commodity price decreases. Some project risks can impact the Company’s safety and environmental records thereby negatively affecting the Company’s reputation.

Husky Energy Inc. | Annual Information Form 2017 | 57

Litigation, Administrative Proceedings and Regulatory Actions

The Company may be subject to litigation, claims, administrative proceedings and regulatory actions, which may be material. Such claims could relate to environmental damage, failure to comply with applicable laws and regulations, breach of contract, tax, bribery and employment matters, which could result in an unfavourable decision, including fines, sanctions, monetary damages, temporary suspensions of operations or the inability to engage in certain operations or transactions. The outcome of such claims can be difficult to assess or quantify and may have a material adverse effect on the Company’s reputation, financial condition and results of operations. The defence to such claims may be costly and could divert management’s attention away from day-to-day operations.

Partner Misalignment

Joint venture partners operate a portion of the Company’s assets in which the Company has an ownership interest. This can reduce the Company’s control and ability to manage risks. The Company is at times dependent upon its partners for the successful execution of various projects. If a dispute with partners were to occur over the development and operation of a project or if partners were unable to fund their contractual share of the capital expenditures, a project could be delayed and the Company could be partially or totally liable for its partner’s share of the project.

Reserves Data, Future Net Revenue and Resource Estimates

The reserves data contained or referenced in this AIF represent estimates only. The accurate assessment of oil and gas reserves is critical to the continuous and effective management of the Company’s Upstream assets. Reserves estimates support various investment decisions about the development and management of oil and gas properties. In general, estimates of economically recoverable crude oil and natural gas reserves and the future net cash flow therefrom are based upon a number of variable factors and assumptions, such as product prices, future operating and capital costs, historical production from the properties and the effects of regulation by government agencies, including with respect to royalty payments, all of which may vary considerably from actual results. The Company uses all available information at the effective date of the evaluation and qualified reserves evaluators to prepare the reserves estimates. The Company also has a number of quality control measures in its reserves process including seeking the opinion of an independent reserves auditor on the Company’s reserves. However, given the best technical information and evaluation techniques, all such estimates are still to some degree uncertain. All reserves estimates involve a degree of ambiguity and, at times, rely on indirect measurement techniques to estimate the size and recoverability of the resource. While new technologies have increased the accuracy of these techniques, there remains the potential for human or systemic error in recording and reporting the magnitude of the Company’s oil and gas reserves. Estimates of the economically recoverable oil and gas reserves attributable to any particular property or group of properties, and estimates of future net revenues expected therefrom, may differ substantially from actual results even though the total company reserves are shown to be reliable through the historical total company technical reserves revisions. The Company has a diverse portfolio of assets by product type, reservoir type and location which is a factor in mitigating specific property risks. Inaccurate appraisal of large project reservoirs could result in missed production, revenue and earnings targets and could have a material adverse effect on the Company’s reputation, investor confidence and ability to deliver on its growth business strategy.

Government Regulation

Given the scope and complexity of the Company’s operations, the Company is subject to regulation and intervention by governments at the federal, provincial, state and municipal levels in the countries in which it conducts its operations, development or exploratory activities. As these governments continually balance competing demands from different interest groups and stakeholders, the Company recognizes that the magnitude of regulatory risks has the potential to change over time. Changes in government policy, legislation or regulation could impact the Company’s existing and planned projects as well as impose costs of compliance and increase capital expenditures and operating expenses. Examples of the Company’s regulatory risks include, but are not limited to, uncertain or negative interactions with governments, uncertain energy policies, uncertain climate policies, uncertain environmental and safety policies, penalties, taxes, royalties, government fees, reserves access, limitations or increases in costs relating to the exportation of commodities, restrictions on the acquisition of exploration and production rights and land tenure, expropriation or cancellation of contract rights, limitations on control over the development and abandonment of fields and loss of licences to operate.

Husky Energy Inc. | Annual Information Form 2017 | 58

Environmental Regulation

Changes in environmental regulation could have a material adverse effect on the Company’s results of operations, financial condition and business strategy by requiring increased capital expenditures and operating costs or by impacting the quality, formulation or demand of products, which may or may not be offset through market pricing.

The Company anticipates further changes in environmental legislation could occur, which may result in stricter standards and enforcement, larger fines and liabilities, increased compliance costs and approval delays for critical licences and permits, which could have a material adverse effect on the Company’s results of operations, financial condition and business strategy through increased capital and operating costs. See “Industry Overview – Environmental Regulations”.

Climate Change Regulation

Climate change regulations may become more onerous over time as governments implement policies to further reduce GHG emissions. As part of long range planning, the Company assesses future costs associated with regulation of GHG emissions in its operations and the evaluation of future projects, based on the Company’s outlook for carbon pricing under current and pending regulations. Although the impact of emerging regulations is uncertain, they could have a material adverse effect on the Company’s financial condition and results of operation through increased capital and operating costs and change in demand for refined products such as transportation fuels. The Company continues to monitor international and domestic efforts to address climate change, including international low carbon fuel standards and regulations and other emerging regulations in the jurisdictions in which the Company operates.

The Alberta Climate Leadership Plan began to be implemented in 2017. This plan includes an economy-wide carbon levy, rising to $30 per tonne in 2018 which applies to the Lloydminster Refinery as well as a Carbon Competitiveness Incentive Regulation (“CCIR”) that will manage emissions at LFEs including the Tucker Thermal Project and Sunrise Energy Project. Under the Specified Gas Emitters Regulation, which expired at the end of 2017, the Tucker Thermal Project generated over 250,000 tonnes of credits due to improved emission intensity performance. These credits are eligible to offset future compliance obligations under the CCIR. See “Industry Overview – Air and Climate Change – Canadian Provincial Greenhouse Gas Regulations”.These regulations are not anticipated to have a material impact over the duration of the Company’s five year long range plan. The CCIR is due for review in 2020, along with the federal “backstop”. Uncertainty regarding future regulation, including carbon price and the details of implementing the oil sands emission limit, make it difficult to predict the potential future impact on the Company.

Saskatchewan’s“Prairie Resilience”policy paper, released in December 2017, includes a number of proposals related to climate change including a performance standard for facilities which emit over 25kt of CO2e each year. This would include Husky’s Lloydminster Upgrader, ethanol plant and thermal projects. Climate change regulations are expected to be developed in 2018 and may materially adversely affect the Company’s results of operations in the province. See “Industry Overview – Air and Climate Change – Canadian Provincial Greenhouse Gas Regulations”.The impact on the Company is unknown at this time.

The cost of compliance with British Columbia’s $30 per tonne carbon tax (increasing to $35 per tonne on April 1, 2018) and the Renewable and Low Carbon Fuel Requirements Regulation may materially adversely affect Husky’s Prince George Refinery. Additionally, future regulations in support of British Columbia’s commitment under its Climate Leadership Plan are uncertain. See “Industry Overview – Air and Climate Change – Canadian Provincial Greenhouse Gas Regulations”.

Consultation continues regarding Manitoba’s Climate and Green Plan with implementation expected in 2018. Resulting regulations are not yet certain but may materially adversely affect Husky’s Minnedosa ethanol plant in Manitoba. See “Industry Overview – Air and Climate Change – Canadian Provincial Greenhouse Gas Regulations”.

Climate change regulations for the NL offshore are currently being developed as part of a consultation process involving the four offshore operators via CAPP.These regulations will have to meet equivalency standards with the Government of Canada. The details of the regulations are not yet known, and so the impact on the Company’s operations offshore of NL is uncertain. Note that the Government of NL currently has no jurisdiction to regulate offshore GHG emissions, but discussions are underway to amend the Atlantic Accord to give NL jurisdiction to regulate offshore GHG emissions.

Within the mandate of the Pan-Canadian Framework on Clean Growth and Climate Change, in May 2017, the Government of Canada released a technical paper on the federal Carbon Pricing Backstop introducing two key elements: a carbon levy applied to gas that the Company uses at its facilities as well as retail fuel ($10 per tonne starting in 2018 and increasing by $10 annually to $50 per tonne in 2022), and an output-based pricing system for industrial facilities emitting GHGs above 50 kt per year. A federal Clean Fuel Standard Discussion Paper was also released in 2017. The impact of the Clean Fuel Standard is still uncertain.

Husky Energy Inc. | Annual Information Form 2017 | 59

The Company’s U.S. refining business may be materially adversely affected by the implementation of the EPA’s climate change rules or, by future U.S. GHG legislation that applies to the oil and gas industry or the consumption of petroleum products and by other U.S. climate change statutes at the federal or state level or by regulations imposed by other federal agencies or at the state or local level. Such legislation or regulation could require the Company’s U.S. refining operations to significantly reduce emissions and/or purchase emission credits, thereby increasing operating and capital costs, and could change the demand for refined products which may have a material adverse effect on the Company’s financial condition and results of operation.

The U.S. RFS program, through the EPA-specified RVO, requires refiners to add annually increasing amounts of renewable fuels to their petroleum products or to purchase RINs in lieu of such blending. See “Industry Overview – Air and Climate Change – U.S. Renewable Fuels Standard”. Due to regulatory uncertainty and in part due to the U.S. fuel supply reaching the “blend wall” (the 10 percent limit prescribed by most automobile warranties), the price and availability of RINs has been volatile.

The Company complies with the RFS program in the U.S. by blending renewable fuels manufactured by third parties and by purchasing RINs on the open market. The Company cannot predict the future prices of RINs and renewable fuel blendstocks, and the costs to obtain the necessary RINs and blendstocks could be material. The Company’s financial position and results of operations could be adversely affected if it is unable to pass the costs of compliance on to its customers and if the Company pays significantly higher prices for RINs or blendstocks to comply with the RFS mandated standards.

Financial Risks

The Company’s financial risks are largely related to commodity price risk, foreign currency risk, interest rate risk, counterparty credit risk and liquidity risk. From time to time, the Company uses derivative financial instruments to manage its exposure to these risks. These derivative financial instruments are not intended for trading or speculative purposes.

Commodity Price Risk

The Company uses derivative commodity instruments from time to time to manage exposure to price volatility on a portion of its crude oil and natural gas production, and it also uses firm commitments for the purchase or sale of crude oil and natural gas. These contracts meet the definition of a derivative instrument and have been recorded at their fair value in accounts receivable, inventory, other assets, accounts payable and accrued liabilities and other long-term liabilities.

The Company’s results will be impacted by a decrease in the price of crude oil and natural gas inventory. The Company has crude oil inventories that are feedstock, held at terminals or part of the in-process inventories at its refineries and at offshore sites. The Company also has natural gas inventory that could have an impact on earnings based on changes in natural gas prices. All these inventories are subject to a lower of cost or net realizable value test at each reporting period.

Foreign Currency Risk

The Company’s results are affected by the exchange rates between various currencies including the Canadian and U.S. dollars. The majority of the Company’s expenditures are in Canadian dollars while most of the Company’s revenues are received in U.S. dollars from the sale of oil and gas commodities that receive prices determined by reference to U.S. benchmark prices. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease the revenues received from the sale of oil and gas commodities. Correspondingly, a decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of oil and gas commodities. In addition, a change in the value of the Canadian dollar against the U.S. dollar will result in an increase or decrease in the Company’s U.S. dollar-denominated debt and related interest expense, as expressed in Canadian dollars. The fluctuations in exchange rates are beyond the Company’s control and could have a material adverse effect on the Company’s results of operations and financial condition.

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

Husky Energy Inc. | Annual Information Form 2017 | 60

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

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price. The Company’s process for managing liquidity risk includes ensuring, to the extent possible, that it has access to multiple sources of capital including: cash and cash equivalents, cash from operating activities, undrawn credit facilities and capacity to raise capital from various debt and equity capital markets under its shelf prospectuses. The availability of capital under its shelf prospectuses is dependent on market conditions at the time of sale.

Debt Covenants

The Company’s credit facilities include financial covenants, which contain a debt to capital covenant. If the Company does not comply with the covenants under these credit facilities, there is a risk that repayment could be accelerated.

Competition

The energy industry is highly competitive with respect to gaining access to the resources required to increase oil and gas reserves and production, and gaining access to markets. The Company competes with others to acquire prospective lands, retain drilling capacity and field operating and construction services, obtain sufficient pipeline and other transportation capacity, gain access to and retain adequate markets for its products and services and gain access to capital markets. The Company’s ability to successfully complete development projects could be materially adversely affected if it is unable to acquire economic supplies and services due to competition. Subsequent increases in the cost of or delays in acquiring supplies and services could result in uneconomic projects. The Company’s competitors comprise all types of energy companies, some of which have greater resources.

Credit Rating Risk

Credit ratings affect the Company’s ability to obtain both short-term and long-term financing and the cost of such financing. Additionally, the ability of the Company to engage in ordinary course derivative or hedging transactions and maintain ordinary course contracts with customers and suppliers on acceptable terms depends on the Company’s credit ratings. A reduction in the current rating on the Company’s debt by one or more of its rating agencies, particularly a downgrade below investment grade ratings, or a negative change in the Company’s ratings outlook could adversely affect the Company’s cost of financing and its access to sources of liquidity and capital. Credit ratings are intended to provide investors with an independent measure of credit quality of any issuer of securities. The credit ratings accorded to the Company’s securities by the rating agencies are not recommendations to purchase, hold or sell the securities in as much as such ratings do not comment as to market price or suitability for a particular investor. Any rating may not remain in effect for any given period of time or may be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant.

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

Cost or Availability of Oil and Gas Field Equipment

The cost or availability of oil and gas field equipment may adversely affect the Company’s ability to undertake exploration, development and construction projects. The oil and gas industry is cyclical in nature and is prone to shortages of supply of equipment and services including drilling rigs, geological and geophysical services, engineering and construction services and construction materials. These materials and services may not be available when required at reasonable prices. Without compromising safety, overall quality and environmental impacts, the Company continually develops its approved suppliers base to provide undisrupted access to materials, equipment and services, while maintaining a competitive cost baseline via cost escalation mitigation strategies.

Husky Energy Inc. | Annual Information Form 2017 | 61

Climatic Conditions

Extreme climatic conditions may have material adverse effects on financial condition and results of operations. Weather and climate affect demand, and therefore, the predictability of the demand for energy is affected to a large degree by the predictability of weather and climate. In addition, the Company’s exploration, production and construction operations, and the operations of major customers and suppliers, can be affected by extreme weather. This may result in cessation or diminishment of production, delay of exploration and development activities or delay of plant construction.

The Company operates in some of the harshest environments in the world, including offshore in Atlantic. Climate change may increase the frequency of severe weather conditions in these locations including winds, flooding and variable temperatures, which are contributing to the melting of northern ice and increased creation of icebergs. Icebergs off the coast of NL may threaten offshore oil production facilities, cause damage to equipment and possible production disruptions, spills, asset damage and human impacts. The Company has in place a number of policies to protect people, equipment and the environment in the event of extreme weather conditions and ice melt conditions.

The Company’s Atlantic operations has a robust ice management program, which uses a range of resources including a dedicated ice surveillance aircraft, as well as synergistic relationships with government agencies including Environment and Climate Change Canada, the Coast Guard and Canadian Ice Service. Regular ice surveillance flights commence in February and continue until the risk has abated. In addition, Atlantic operators employ a series of supply and support vessels to actively manage ice and icebergs. These vessels are equipped with a variety of ice management tools including towing ropes, towing nets and water cannons. The Company also maintains a series of ad-hoc relationships with contractors, allowing the quick mobilization of additional resources as required. The Company regularly assesses all aspects of its ice management program in order to ensure that the program continues to evolve as more information about the characteristics of ice and icebergs in the Atlantic becomes available and as new technologies are developed.

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

The Company has security measures, policies and controls designed to protect and secure the integrity of its information technology systems. The Company takes a proactive approach by continuing to invest in technology, processes and people to help minimize the impact of the changing cyber landscape and enhance the Company’s resilience to cyber incidents. However, cybersecurity threats frequently change and require ongoing monitoring and detection capabilities. Such cybersecurity threats include unauthorized access to information technology systems due to hacking, viruses and other causes for purposes of misappropriating assets or sensitive information, corrupting data or causing operational disruption. Cyber-attacks could result in the loss or exposure of confidential information related to retail credit card information, personnel files, exploration activities, corporate actions, executive officer communications and financial results. The significance of any such event is difficult to quantify, but if the breach is material in nature, it could adversely affect the financial performance of the Company, its operations, its reputation and standing and expose it to regulatory consequences and claims of third-party damage, all of which could materially adversely affect the Company’s results of operations and financial condition if the situation is not resolved in a timely manner, or if the financial impact of such adverse effects is not alleviated through insurance policies.

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

Husky Energy Inc. | Annual Information Form 2017 | 62

Skilled Workforce Attraction and Retention

Successful execution of the Company’s strategy is dependent on ensuring the Company’s workforce possesses the appropriate skill level. There is a risk that the Company may have difficulty attracting and retaining personnel with the required skill levels. Failure to attract and retain personnel with the required skill levels could have a material adverse effect on the Company’s financial condition and results of operations.

Aviation Incidents

The Company’s offshore operations in Canada and China rely on regular travel by helicopter. There is a risk of a helicopter crash due to mechanical failure or human error resulting in a significant safety incident and subsequent facility shutdown and regulatory action. This risk is mitigated through a robust management process, maintenance program and regular auditing of Husky’s aviation service providers. Helicopters chartered to support Husky offshore operations are designed to adapt to the anticipated environmental challenges i.e., anti-icing and floatation systems aligned to maximum sea height limits. Helicopters are also fitted with multiple redundant systems to address a wide range of in-flight emergencies. Pilots are trained to address these situations through regular real-time and simulator training aligned with and surpassing industry best practice.

HUSKY EMPLOYEES

The number of Husky’s permanent employees was as follows:

	As at December 31,
	2017	2016	2015
Number of permanent employees	5,152	5,150	5,552

DIVIDENDS

Dividend Amounts

The following table shows the aggregate amount of the dividends declared payable per share in respect of its last three years ended December 31, for the Company’s common shares, Series 1 Preferred Shares, Series 2 Preferred Shares, Series 3 Preferred Shares, Series 5 Preferred Shares and Series 7 Preferred Shares:

	2017	2016	2015
Dividends per Common Share	$0.075	$—	$0.900
Dividends per Series 1 Preferred Share	$0.60	$0.73	$1.11
Dividends per Series 2 Preferred Share	$0.57	$0.42	$—
Dividends per Series 3 Preferred Share	$1.13	$1.13	$1.19
Dividends per Series 5 Preferred Share	$1.13	$1.13	$0.90
Dividends per Series 7 Preferred Share	$1.15	$1.15	$0.62

Dividend Policy and Restrictions

The declaration and payment of dividends are at the discretion of the Board of Directors, which will consider earnings, commodity price outlook, future capital requirements and financial condition of Husky, the satisfaction of the applicable solvency test in Husky’s governing corporate statute, the Business Corporations Act (Alberta) and other relevant factors.

Common Share Dividends

Shareholders have the ability to receive dividends in common shares or in cash. Quarterly dividends are declared in an amount expressed in dollars per common share and can be paid by way of issuance of a fraction of a common share per outstanding common share determined by dividing the dollar amount of the dividend by the volume weighted average trading price of the common shares on the principal stock exchange on which the common shares are traded. The volume weighted average trading price of the common shares is calculated by dividing the total value by the total volume of common shares traded over the five trading day period immediately prior to the payment date of the dividend on the common shares. With falling oil prices in 2015, the Board of Directors introduced in the third quarter of 2015 a stock dividend in lieu of cash. This dividend was paid on January 11, 2016. With the persistent downward pressure on oil prices and the extended “lower for longer” outlook, in the fourth quarter of 2015, the Board of Directors suspended the Company’s quarterly dividend on its common shares. There were no common share dividends declared in the year 2017 (year ended December 31, 2016 – nil).

The Company’s dividend policy is reviewed on a regular basis and there can be no assurance that dividends will be declared or the amount of any future dividends.

On February 28, 2018, the Company declared dividends of $0.075 per common share, for the fourth quarter of 2017. The dividend will be payable on April 2, 2018 to shareholders of record at the close of business on March 20, 2018.

Husky Energy Inc. | Annual Information Form 2017 | 63

Series 1 Preferred Share Dividends

Holders of Series 1 Preferred Shares were entitled to receive a cumulative quarterly fixed dividend, payable on the last day of March, June, September and December in each year, of 4.45 percent annually for the initial period ending March 31, 2016, as and when declared by the Board of Directors. Thereafter, the dividend rate will be reset every five years at a rate equal to the five-year Government of Canada bond yield plus 1.73 percent. Holders of Series 1 Preferred Shares had the right, at their option, to convert their shares into Series 2 Preferred Shares, subject to certain conditions, on March 31, 2016. In the first quarter of 2016, Husky announced it did not intend to exercise its right to redeem the Series 1 Preferred Shares on March 31, 2016. As a result, the holders of the Series 1 Preferred Shares had the right to choose to retain any or all of their Series 1 Preferred Shares and continue to receive an annual fixed rate dividend paid quarterly, or convert, on a one-for-one basis, any or all of their Series 1 Preferred Shares into Series 2 Preferred Shares, and receive a floating rate quarterly dividend. Holders of Series 1 Preferred Shares who retained their shares will receive the new fixed rate quarterly dividend applicable to the Series 1 Preferred Shares of 2.404 percent for the five-year period commencing March 31, 2016 to, but excluding, March 31, 2021. Effective March 31, 2016, Husky had 10,435,932 Series 1 Preferred Shares issued and outstanding. Holders of the Series 1 Preferred Shares will have the opportunity to convert their shares again on March 31, 2021, and every five years thereafter as long as the shares remain outstanding.

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

Husky Energy Inc. | Annual Information Form 2017 | 64

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

In the event the stock dividend is to be issued pursuant to Husky’s Stock Dividend Program, shareholders of record wishing to accept a payment of the stock dividend, and of future stock dividends declared by the Board of Directors in the form of common shares pursuant to Husky’s Stock Dividend Program, are required to complete and deliver to Husky’s transfer agent a Stock Dividend Confirmation Notice at least five business days prior to the record date of a declared dividend. The Stock Dividend Confirmation Notice permits shareholders to confirm that they will accept common shares as payment of the dividend on all or a stated number of their common shares. A Stock Dividend Confirmation Notice will remain in effect for all stock dividends on the common shares to which it relates and which are held by the shareholder unless the shareholder delivers a revocation notice to Husky’s transfer agent, in which case the Stock Dividend Confirmation Notice will not be effective for any dividends having a declaration date that is more than five business days following receipt of the revocation notice by Husky’s transfer agent. In the event a shareholder fails to deliver a Stock Dividend Confirmation Notice at least five business days prior to the record date of a declared dividend, or delivers a Stock Dividend Confirmation Notice confirming that the holder of common shares accepts the common shares as payment of the dividend on some but not all of the holder’s common shares, the dividend on common shares for which no Stock Dividend Confirmation Notice was delivered or the dividend on those of the holder’s common shares in respect of which the holder did not deliver a Stock Dividend Confirmation Notice, will be paid in cash. See “Dividends – Dividend Policy and Restrictions – Common Share Dividends”.

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

Husky Energy Inc. | Annual Information Form 2017 | 65

In 2011, Husky issued 12 million Series 1 Preferred Shares and authorized the issuance of 12 million Series 2 Preferred Shares. In 2014, Husky issued 10 million Series 3 Preferred Shares and authorized the issuance of 10 million Series 4 Preferred Shares. In 2015, Husky issued 8 million Series 5 Preferred Shares and 6 million Series 7 Preferred Shares and authorized the issuance of 8 million Series 6 Preferred Shares and 6 million Series 8 Preferred Shares. See “Dividends – Dividend Policy and Restrictions – Series 1 Preferred Share Dividends” and “Dividends – Dividend Policy and Restrictions – Series 2 Preferred Share Dividends” and “Dividends – Dividend Policy and Restrictions – Series 3 Preferred Share Dividends” and “Dividends – Dividend Policy and Restrictions – Series 5 Preferred Share Dividends”and “Dividends – Dividend Policy and Restrictions – Series 7 Preferred Share Dividends”. None of the issued preferred shares are entitled to vote, except in accordance with the provisions of the Business Corporations Act (Alberta).

Husky may, at its option, redeem all or any number of the then outstanding Series 1 Preferred Shares, subject to certain conditions, on March 31, 2021 and on March 31 every five years thereafter. Husky may, at its option, redeem all or any number of the then outstanding Series 2 Preferred Shares, subject to certain conditions, on March 31, 2021 and on March 31 every five years thereafter. Husky may, at its option, redeem all or any number of the then outstanding Series 3 Preferred Shares, subject to certain conditions, on December 31, 2019 and on December 31 every five years thereafter. Husky may, at its option, redeem all or any number of the then outstanding Series 5 Preferred Shares, subject to certain conditions, on March 31, 2020 and on March 31 every five years thereafter. Husky may, at its option, redeem all or any number of the then outstanding Series 7 Preferred Shares, subject to certain conditions, on June 30, 2020 and on June 30 every five years thereafter.

Liquidity Summary

Overview

The following information relating to Husky’s credit ratings is provided as it relates to Husky’s financing costs, liquidity and operations. Specifically, credit ratings affect Husky’s ability to obtain short-term and long-term financing and the cost of such financing. Additionally, the Company’s ability to engage in certain collateralized business activities on a cost effective basis depends on Husky’s credit ratings. A reduction in the current rating on Husky’s debt by one or more of its rating agencies, particularly a downgrade below investment grade ratings, or a negative change in Husky’s ratings outlook could adversely affect Husky’s cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings may affect Husky’s ability to enter, and the associated costs of entering, (i) into ordinary course derivative or hedging transactions, which may require Husky to post additional collateral under certain of its contracts if certain adverse events occur with respect to credit ratings, and (ii) into and maintaining ordinary course contracts with customers and suppliers on acceptable terms.

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

Husky Energy Inc. | Annual Information Form 2017 | 66

Standard and Poor’s

Standard and Poor’s long-term credit ratings are on a rating scale that ranges from AAA (highest) to D (lowest). A rating of BBB+ by Standard & Poor’s is within the fourth highest of 10 categories and indicates that the obligation exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. The addition of a plus (+) or minus (-) designation after a rating indicates the relative standing within the major rating categories.

Standard and Poor’s began rating Husky’s Series 1 Preferred Shares and Series 2 Preferred Shares, Series 3 Preferred Shares, Series 5 Preferred Shares and Series 7 Preferred Shares on its Canadian preferred share scale on March 18, 2011, December 9, 2014, March 12, 2015 and June 17, 2015, respectively. Preferred share ratings are a forward-looking opinion about the creditworthiness of an issuer with respect to a specific preferred share obligation. There is a direct correspondence between the ratings assigned on the preferred share scale and Standard & Poor’s ratings scale for long-term credit ratings. According to Standard and Poor’s ratings system, a P 2 (low) rating on the Canadian preferred share rating scale is equivalent to a BBB- rating on the long-term credit rating scale.

Dominion Bond Rating Service

Dominion Bond Rating Service’s long-term credit ratings are on a rating scale that ranges from AAA (highest) to D (lowest). A rating of A (low) by Dominion Bond Rating Service is within the third highest of 10 categories and is assigned to debt securities considered to be of good credit quality. The capacity for payment of financial obligations is substantial, but of lesser credit quality than that of higher rated securities. Entities in the A category may be vulnerable to future events, but qualifying negative factors are considered manageable. The assignment of a “(high)” or “(low)” modifier within each rating category indicates relative standing within such category.

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

Husky Energy Inc. | Annual Information Form 2017 | 67

MARKET FOR SECURITIES

Husky’s common shares, Series 1 Preferred Shares, Series 2 Preferred Shares, Series 3 Preferred Shares, Series 5 Preferred Shares, and Series 7 Preferred Shares are listed and posted for trading on the Toronto Stock Exchange (“TSX”) under the respective trading symbols “HSE”,“HSE.PR.A”,“HSE.PR.B”,“HSE.PR.C”,“HSE.PR.E” and “HSE.PR.G”.The Series 1 Preferred Shares began trading on the TSX on March 18, 2011. The Series 2 Preferred Shares began trading on the TSX on April 1, 2016. The Series 3 Preferred Shares began trading on the TSX on December 9, 2014. The Series 5 Preferred Shares began trading on the TSX on March 12, 2015. The Series 7 Preferred Shares began trading on the TSX on June 17, 2015.

The following table discloses the trading price range and volume of Husky’s common shares traded on the TSX during Husky’s financial year ended December 31, 2017:

	High	Low	Volume (000’s)
January	17.42	15.93	23,920
February	16.89	15.31	25,810
March	16.33	14.94	30,253
April	16.12	14.80	19,826
May	16.61	15.32	22,030
June	16.15	14.71	23,350
July	14.90	13.39	18,292
August	14.94	14.10	14,185
September	15.78	14.30	20,151
October	16.81	15.40	17,371
November	16.99	15.09	20,850
December	17.83	15.29	19,488

The following table discloses the trading price range and volume of the Series 1 Preferred Shares traded on the TSX during Husky’s financial year ended December 31, 2017:

	High	Low	Volume (000’s)
January	15.44	13.42	227
February	16.22	14.90	331
March	16.91	15.66	158
April	16.80	15.80	196
May	16.40	15.06	165
June	16.18	15.19	92
July	16.80	16.05	115
August	16.90	16.55	283
September	17.25	16.45	119
October	17.84	17.18	114
November	18.21	17.43	47
December	17.89	16.70	161

Husky Energy Inc. | Annual Information Form 2017 | 68

The following table discloses the trading price range and volume of the Series 2 Preferred Shares traded on the TSX during Husky’s financial year ended December 31, 2017:

	High	Low	Volume (000’s)
January	14.26	12.91	18
February	15.30	14.10	32
March	16.00	15.03	16
April	15.98	15.36	26
May	15.38	14.52	42
June	15.75	14.11	24
July	16.35	15.63	16
August	16.35	16.01	20
September	17.26	16.48	21
October	17.93	17.06	13
November	17.65	17.25	54
December	17.52	16.61	30

The following table discloses the trading price range and volume of the Series 3 Preferred Shares traded on the TSX during Husky’s financial year ended December 31, 2017:

	High	Low	Volume (000’s)
January	23.46	21.70	277
February	23.62	22.85	179
March	23.58	22.95	254
April	24.11	23.06	174
May	23.84	22.78	304
June	23.49	22.53	388
July	23.84	23.35	148
August	23.80	22.30	83
September	24.21	22.81	109
October	24.49	23.94	67
November	25.00	24.24	108
December	24.79	23.90	119

Husky Energy Inc. | Annual Information Form 2017 | 69

The following table discloses the trading price range and volume of the Series 5 Preferred Shares traded on the TSX during Husky’s financial year ended December 31, 2017:

	High	Low	Volume (000’s)
January	24.62	22.80	174
February	24.58	23.74	117
March	24.51	23.94	200
April	24.91	24.24	144
May	24.54	23.62	272
June	24.52	23.58	154
July	24.74	24.29	68
August	24.56	23.55	66
September	24.74	23.78	91
October	24.97	24.43	60
November	25.08	24.66	83
December	24.99	24.41	244

The following table discloses the trading price range and volume of the Series 7 Preferred Shares traded on the TSX during Husky’s financial year ended December 31, 2017:

	High	Low	Volume (000’s)
January	24.51	22.87	282
February	24.60	24.03	233
March	24.49	24.03	279
April	24.81	24.27	235
May	24.40	23.75	301
June	24.55	23.53	105
July	24.70	24.25	78
August	24.50	23.67	58
September	24.69	23.93	29
October	25.18	24.70	56
November	25.20	24.80	51
December	25.00	24.30	80

Husky Energy Inc. | Annual Information Form 2017 | 70

DIRECTORS AND OFFICERS

Directors

The following are the names and residences of the directors of Husky as of the date of this AIF, their positions and offices with Husky and their principal occupations for at least the five preceding years. Each director will hold office until the Company’s next annual meeting or until his or her successor is appointed or elected.

Name & Residence	Office or Position	Principal Occupation During Past Five Years

Li, Victor T.K. Hong Kong Special Administrative Region	Co-Chair of the Board Director since August 2000

Mr. Li is the Group Co-Managing Director and Deputy Chairman of CK Hutchison Holdings Limited. He is also the Managing Director and Deputy Chairman of CK Asset Holdings Limited (formerly known as Cheung Kong Property Holdings Limited). He is also the Chairman and Executive Director of CK Infrastructure Holdings Limited (formerly known as Cheung Kong Infrastructure Holdings Limited) and CK Life Sciences Int’l., (Holdings) Inc., a Non-Executive Director of Power Assets Holdings Limited and HK Electric Investments Manager Limited which is the trustee-manager of HK Electric Investments, and a Non-Executive Director and the Deputy Chairman of HK Electric Investments Limited.

Mr. Li is also the Deputy Chairman of Li Ka Shing Foundation Limited, Li Ka Shing (Overseas) Foundation and Li Ka Shing (Canada) Foundation, and a Non-Executive Director of The Hongkong and Shanghai Banking Corporation Limited. Mr. Li serves as a member of the Standing Committee of the 12th National Committee of the Chinese People’s Political Consultative Conference of the People’s Republic of China. He is also Vice Chairman of the Hong Kong General Chamber of Commerce. Mr. Li is the Honorary Consul of Barbados in Hong Kong. He was previously a member of the Commission on Strategic Development of the Hong Kong Special Administrative Region.

Mr. Li holds a Bachelor of Science degree in Civil Engineering and a Master of Science degree in Civil Engineering, both received from Stanford University in 1987. He obtained an honorary degree, Doctor of Laws, honoris causa (LL.D.) from The University of Western Ontario in 2009.

Fok, Canning K.N. Hong Kong Special Administrative Region	Co-Chair of the Board and Chair of the Compensation Committee Director since August 2000

Mr. Fok is an Executive Director and Group Co-Managing Director of CK Hutchison Holdings Limited.

Mr. Fok is Chairman and a Director of Hutchison Telecommunications Hong Kong Holdings Limited, Hutchison Telecommunications (Australia) Limited, Hutchison Port Holdings Management Pte. Limited as the trustee-manager of Hutchison Port Holdings Trust, Power Assets Holdings Limited, HK Electric Investments Manager Limited as the trustee-manager of HK Electric Investments, and HK Electric Investments Limited. Mr. Fok is Deputy Chairman and an Executive Director of CK Infrastructure Holdings Limited (formerly known as Cheung Kong Infrastructure Holdings Limited).

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

Husky Energy Inc. | Annual Information Form 2017 | 71

Bradley, Stephen E. Beijing, People’s Republic of China	Member of the Audit Committee and the Corporate Governance Committee Director since July 2010

Mr. Bradley is a Director of Broadlea Group Ltd., Senior Consultant, NEX (formerly known as ICAP (Asia Pacific) Ltd.) and a Director of Swire Properties Ltd. (Hong Kong).

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

Ghosh, Asim Hong Kong Special Administrative Region	Director since May 2009

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

Mr. Ghosh started his career with Procter & Gamble in Canada and subsequently became a Senior Vice President of Carling O’Keefe. He later became founding co-Chief Executive Officer of Pepsi Food’s start up operations in India.

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

Glynn, Martin J.G. British Columbia, Canada	Chair of the Corporate Governance Committee and a Member of the Compensation Committee Director since August 2000

Mr. Glynn is a Director and Chair Designate of Public Sector Pension Investment Board (PSP Investments), and a Director of Sun Life Financial Inc. and Sun Life Assurance Company of Canada.

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

Husky Energy Inc. | Annual Information Form 2017 | 72

Koh, Poh Chan Hong Kong Special Administrative Region	Director since August 2000

Ms. Koh is Finance Director of Harbour Plaza Hotel Management (International) Ltd. (a hotel management company) and also a Member of the Executive Committee of CK Asset Holdings Limited.

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

Kwok, Eva L. British Columbia, Canada	Member of the Compensation Committee and the Corporate Governance Committee Director since August 2000

Mrs. Kwok is Chairman, a Director and Chief Executive Officer of Amara Holdings Inc. (a private investment holding company). Mrs. Kwok is also a Director of CK Life Sciences Int’l., (Holdings) Inc. and CK Infrastucture Holdings Limited (formerly known as Cheung Kong Infrastructure Holdings Limited). Mrs. Kwok is also a Director of the Li Ka Shing (Canada) Foundation.

Mrs. Kwok was a Director of Shoppers Drug Mart Corporation from 2004 to 2006 and of the Bank of Montreal Group of Companies from 1999 until March 2009.

Mrs. Kwok obtained a Master’s degree in Science from the University of London in 1967.

Kwok, Stanley T.L. British Columbia, Canada	Chair of the Health, Safety and Environment Committee Director since August 2000

Mr. Kwok is a Director and President of Stanley Kwok Consultants (a planning and development company) and Amara Holdings Inc. He is an independent Non-Executive Director of CK Hutchison Holdings Limited.

Mr. Kwok is a Director of Element Lifestyle Retirement Inc. He retired as a Director of the CTBC Bank of Canada in July, 2017.

Mr. Kwok obtained a Bachelor of Science degree (Architecture) from St. John’s University, Shanghai in 1949, and an A.A. Diploma from the Architectural Association School of Architecture in London, England in 1954.

Ma, Frederick S. H. Hong Kong Special Administrative Region	Member of the Audit Committee and the Health, Safety and Environment Committee Director since July 2010

Professor Ma has held senior management positions in international financial institutions and Hong Kong publicly listed companies in his career.He was also a former Principal Official with the Hong Kong Special Administrative Region Government.

In addition to being a Director of Husky, he is currently the Non- Executive Chairman of MTR Corporation Limited (formerly Mass Transit Railway Corporation). He is currently a Non-Executive Director of COFCO Corporation.

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

Husky Energy Inc. | Annual Information Form 2017 | 73

Magnus, George C. Hong Kong Special Administrative Region	Member of the Audit Committee Director since July 2010

Mr. Magnus is a Non-Executive Director of CK Hutchison Holdings Limited and CK Infrastructure Holdings Limited (formerly known as Cheung Kong Infrastructure Holdings Limited), and an independent Non-Executive Director of HK Electric Investments Manager Limited.

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

Mr. Magnus obtained a Bachelor of Arts degree in 1959. He obtained a Master’s degree in Economics from King’s College, Cambridge University in 1963.

McGee, Neil D. Luxembourg	Member of the Health, Safety and Environment Committee Director since November 2012

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

Prior to joining Husky, he led four major businesses for BP plc in Europe and the United States. Mr. Peabody holds a Bachelor of Science degree in Mechanical Engineering from the University of British Columbia and a Master of Science degree in Management (Sloan Fellow) from Stanford University. Mr. Peabody is a member of the Association of Professional Engineers and Geoscientists of Alberta (APEGA) and Vice-Chairman of the Foothills Hospital Development Council.

Russel, Colin S. Gloucestershire, United Kingdom	Member of the Audit Committee and the Health, Safety and Environment Committee Director since February 2008

Mr. Russel is the founder and a director of Emerging Markets Advisory Services Ltd. (a business advisory company).

Mr. Russel is a Director of CK Infrastructure Holdings Limited (formerly known as Cheung Kong Infrastructure Holdings Limited), CK Life Sciences Int’l., (Holdings) Inc. and ARA Asset Management Pte. Ltd. Mr. Russel was the Canadian Ambassador to Venezuela; Consul General for Canada in Hong Kong; Director for China of the Department of Foreign Affairs, Ottawa; Director for East Asian Trade in Ottawa; Senior Trade Commissioner for Canada in Hong Kong; Director for Japan Trade in Ottawa and was in the Trade Commissioner Service for Canada in Spain, Hong Kong, Morocco, the Philippines, London and India. Previously Mr. Russel was an international project manager with RCA Ltd., Canada and development engineer with AEI Ltd., UK.

Mr. Russel received a degree in Electrical Engineering in 1962 and a Master’s degree in Business Administration in 1971, both from McGill University, Canada.

Husky Energy Inc. | Annual Information Form 2017 | 74

Shaw, Wayne E. Ontario, Canada	Member of the Audit Committee and the Corporate Governance Committee Director since August 2000

Mr. Shaw is the President of G.E. Shaw Investments Limited. Prior to his retirement in April 2013, he was a Senior Partner with Stikeman Elliott LLP,Barristers and Solicitors. Mr. Shaw is also a Director of the Li Ka Shing (Canada) Foundation.

Mr. Shaw holds a Bachelor of Arts degree and a Bachelor of Laws degree, both received from the University of Alberta in 1967. He is a member of the Law Society of Upper Canada.

Shurniak, William Saskatchewan, Canada	Deputy Chair of the Board and Chair of the Audit Committee Director since August 2000

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

Sixt, Frank J. Hong Kong Special Administrative Region	Member of the Compensation Committee Director since August 2000

Mr. Sixt is an Executive Director, Group Finance Director and Deputy Managing Director of CK Hutchison Holdings Limited.

Mr. Sixt is also the Non-Executive Chairman of TOM Group Limited, an Executive Director of CK Infrastructure Holdings Limited (formerly known as Cheung Kong Infrastructure Holdings Limited), a Director of Hutchison Telecommunications (Australia) Limited (HTAL) and an Alternate Director to a Director of HTAL, HK Electric Investments Manager Limited as the trustee-manager of HK Electric Investments and HK Electric Investments Limited. Mr. Sixt is also a Director of the Li Ka Shing (Canada) Foundation.

Mr. Sixt obtained a Master’s degree in Arts from McGill University, Canada in 1978 and a Bachelor’s degree in Civil Law from Université de Montréal in 1978. He is a member of the Bar and of the Law Society of the Provinces of Quebec and Ontario, Canada.

Husky Energy Inc. | Annual Information Form 2017 | 75

Officers

The following are the names and residences of the officers of Husky as of the date of this AIF, their positions and offices with Husky and their principal occupations for at least the five preceding years.

Name and Residence	Office or Position	Principal Occupation During Past Five Years
Peabody, Robert J. Alberta, Canada	President & Chief Executive Officer	President & Chief Executive Officer of Husky since December 2016. Chief Operating Officer of Husky from April 2006 to December 2016.

McKenzie, Jonathan M. Alberta, Canada	Chief Financial Officer

Chief Financial Officer of Husky since April 2015. Chief Commercial Financial Officer of Irving Oil Ltd. from April 2011 to April 2015. Vice President & Controller of Suncor Energy Inc. from March 2009 to May 2011.

Symonds, Robert W. P. Alberta, Canada	Chief Operating Officer	Chief Operating Officer of Husky since March 2017. Senior Vice President, Western Canada Production of Husky Oil Operations Limited from April 2012 to March 2017.

Girgulis, James D. Alberta, Canada	Senior Vice President, General Counsel & Secretary	Senior Vice President, General Counsel & Secretary since April 2012. Vice President, Legal & Corporate Secretary of Husky from August 2000 to April 2012.

As at February 15, 2018, the directors and officers of Husky, as a group, beneficially owned or controlled or directed, directly or indirectly, 808,801 common shares of Husky, representing less than one percent of the issued and outstanding common shares.

Husky Energy Inc. | Annual Information Form 2017 | 76

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

Husky Energy Inc. | Annual Information Form 2017 | 77

AUDIT COMMITTEE

Composition

The members of Husky’s Audit Committee (the “Committee”) are William Shurniak (Chair), Stephen E. Bradley, Frederick S. H. Ma, George C. Magnus, Colin S. Russel and Wayne E. Shaw. Each of the members of the Committee is independent in that each member does not have a direct or indirect material relationship with the Company. Multilateral Instrument 52-110 Audit Committees provides that a material relationship is a relationship which could, in the view of the Company’s Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.

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

Frederick S. H. Ma - Professor Ma has served in senior positions in the private sector and has held Principal Official positions (minister equivalent) with the Hong Kong Special Administrative Region Government. Professor Ma is currently a member of the International Advisory Council of China Investment Corporation, China’s Sovereign Fund, as well as an Honorary Professor of the University of Hong Kong.

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

Wayne E. Shaw - Mr. Shaw is the President of G.E. Shaw Investments ULC. Prior to his retirement in April 2013, he was a Senior Partner with Stikeman Elliott LLP, Barristers and Solicitors. Mr. Shaw is also a Director of the Li Ka Shing (Canada) Foundation.

Husky’s Audit Committee Mandate is attached hereto as Appendix A.

External Auditor Service Fees

The following table provides information about the fees billed to the Company for professional services rendered by KPMG LLP, the Company’s external auditor, during the fiscal years indicated:

($ thousands)	2017	2016
Audit Fees	3,861	3,858
Audit-related Fees	256	158
Tax Fees	121	350

	4,238	4,366

Husky Energy Inc. | Annual Information Form 2017 | 78

Audit fees consist of fees for the audit of the Company’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings, including the Sarbanes-Oxley Act of 2002. Audit-related fees included fees for attest services not required by statute or regulation. Tax fees included fees for tax planning and various taxation matters.

The Committee has the sole authority to review in advance, and grant any appropriate pre-approvals, of all non-audit services to be provided by the independent auditors and to approve fees, in connection therewith. The Committee pre-approved all of the audit-related and tax services provided by KPMG LLP in 2017.

LEGAL PROCEEDINGS

The Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favour, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings related to these or other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial condition, results of operations or liquidity.

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

INTERESTS OF EXPERTS

Certain information relating to the Company’s reserves included in this AIF has been calculated by the Company and audited and opined upon as at December 31, 2017 by Sproule. Sproule is an independent petroleum engineering consultant retained by Husky, and such reserves information has been so included in reliance on the opinion and analysis of Sproule, given upon the authority of said firm as experts in reserves engineering. The partners, employees and consultants of Sproule, as a group beneficially own, directly or indirectly, less than one percent of the Company’s securities of any class.

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

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration, principal shareholders of Husky’s common shares and a description of options to purchase common shares is contained in Husky’s Management Information Circular prepared in connection with the annual meeting of shareholders held on May 5, 2017.

Additional financial information is provided in Husky’s audited consolidated financial statements and management’s discussion and analysis (“MD&A”) for the financial year ended December 31, 2017.

Additional information relating to Husky Energy Inc. is available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov.

Husky Energy Inc. | Annual Information Form 2017 | 79

READER ADVISORIES

Forward-looking Statements

Certain statements in this AIF are forward-looking statements and information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this AIF are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “scheduled” and “outlook”). In particular, forward-looking statements in this AIF include, but are not limited to, references to:

•

with respect to the business, operations and results of the Company generally: the Company’s general strategic plans and growth strategies; expected effects of abandonment and reclamation costs, development costs, and operating costs on anticipated development or production activities on properties with no attributed reserves; scheduled timing of development of the Company’s proved and probable undeveloped reserves; expected sources of funding for future development costs; estimates of the forecasted costs of developing the Company’s proved and proved plus probable reserves as at December 31, 2017; the Company’s 2018 production estimates broken down by product type and location; anticipated effects of and cost of compliance with certain future or proposed laws and regulations on the Company’s operations; and plans to expand the market for the Company’s crude oil into the midwest U.S.;

•

with respect to the Company’s thermal developments in the Integrated Corridor: expected timing for first production at, and design capacity for, the Rush Lake 2, Dee Valley, Spruce Lake North, Spruce Lake Central, Edam Central and West Hazel thermal developments; expected timing to start construction at the Dee Valley Project; expected timing to start site clearing and construction at the Spruce Lake Central and Spruce Lake North projects; expected timing to reach 30,000 bbls/day at the Tucker Thermal Project; and expected timing to reach nameplate capacity at the Sunrise Energy Project;

•

with respect to the Company’s Western Canada and other resource plays: growth strategies and development opportunities; expected timing that six wells in the Spirit River formation will come on production; expected timing that two wells at Wembley will come on production; expected timing to complete and put on production four wells in the Cardium oil play; drilling plans for 2018 in the Foothills area; and plans for the Northwest Territories;

•

with respect to the Company’s Offshore business in Asia Pacific: development plans for the Liuhua 29-1 field, including expected timing to commence construction and for first production; expected timing to drill exploration wells on Block 15/33 and Block 16/25; expected timing to reach full sales production targets at the BD field; expected timing to drill wells in the MDA and MBH fields; expected timing for production from the MDA, MBH and MDK fields; and expected working interest sales volumes from the BD, MDA, MBH and MDK fields once production is fully ramped up;

•

with respect to the Company’s Offshore business in Atlantic, development plans, expected timing of first oil, expected volume and timing of peak production and estimated construction costs at West White Rose;

•

with respect to the Company’s Infrastructure and Marketing business: growth strategies and projects for HMLP, including plans to commission a 150-kilometre pipeline; and expansion plans for the Hardisty terminal;

•

with respect to the Company’s Downstream operating segment: plans to increase asphalt modification capacity, expanding U.S. asphalt retail sales and marketing residual production; anticipated timing of completion, outcome and benefits of the reliability and profitability improvement projects at the Lima Refinery; and plans to process bitumen from the Sunrise Energy Project;

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

Husky Energy Inc. | Annual Information Form 2017 | 80

Although the Company believes that the expectations reflected by the forward-looking statements presented in this AIF are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources, including third party consultants, suppliers and regulators, among others. The material factors and assumptions used to develop the forward-looking statements include, but are not limited to:

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

•

with respect to the Company’s Offshore business in Asia Pacific and Atlantic, thermal developments in the Integrated Corridor, Western Canada resource plays and Infrastructure and Marketing business: the accuracy of future production rates and reserve estimates; the securing of sales agreements to underpin the commercial development and regulatory approvals for the development of the Company’s properties; the absence of significant delays in the procurement, development, construction or commissioning of the Company’s projects, for which the Company or a third party is the designated operator, that may result from the inability of suppliers to meet their commitments, lack of regulatory or third-party approvals or other governmental actions, harsh weather or other calamitous event; the absence of significant disruption of operations such as may result from harsh weather, natural disaster, accident, civil unrest or other calamitous event; the absence of significant unexpected technological or commercial difficulties that adversely affect exploration, development, production, processing or transportation; the sufficiency of budgeted capital expenditures in carrying out planned activities; and the absence of significant increases in the cost of major growth projects; and

•

with respect to the Company’s Downstream operating segment: the absence of significant delays in the development, construction or commissioning of the Company’s projects that may result from the inability of suppliers to meet their commitments, lack of regulatory or third-party approvals or other governmental actions, harsh weather or other calamitous event; the absence of significant disruption of operations such as may result from harsh weather, natural disaster, accident, civil unrest or other calamitous event; the absence of significant unexpected technological or commercial difficulties that adversely affect processing or transportation; the sufficiency of budgeted capital expenditures in carrying out planned activities; and the absence of significant increase in the cost of major growth projects.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky. The risks, uncertainties and other factors, many of which are beyond Husky’s control, that could cause actual results to differ (potentially significantly) from those expressed in the forward-looking statements include, but are not limited to:

•

with respect to the business, operations and results of the Company generally: those risks, uncertainties and other factors described under “Risk Factors”in this AIF and throughout the Company’s MD&A for the year ended December 31, 2017; the demand for the Company’s products and prices received for crude oil and natural gas production and refined petroleum products; the economic conditions of the markets in which the Company conducts business; the exchange rate between the Canadian and U.S. dollar; the foreign currency risk relating to the Block 29/26 gas and liquids sales agreements which are denominated in Chinese Yen; the ability to replace reserves of oil and gas, whether sourced from exploration, improved recovery or acquisitions; potential actions of governments, regulatory authorities and other stakeholders that may impose operating costs or restrictions in the jurisdictions where the Company has operations; changes to royalty regimes; changes to government fiscal, monetary and other financial policies; changes in workforce demographics; and the cost and availability of capital, including access to capital markets at acceptable rates;

Husky Energy Inc. | Annual Information Form 2017 | 81

•

with respect to the Company’s Offshore business in Asia Pacific and Atlantic, thermal developments in the Integrated Corridor, Western Canada resource plays and Infrastructure and Marketing business: the availability of prospective drilling rights; the costs to acquire exploration rights, undertake geological studies, appraisal drilling and project development; the availability and cost of labour, technical expertise, material and equipment to efficiently, effectively and safely undertake capital projects; the costs to operate properties, plants and equipment in an efficient, reliable and safe manner; prevailing climatic conditions in the Company’s operating locations; regulations to deal with climate change issues; the competitive actions of other companies, including increased competition from other oil and gas companies; business interruptions because of unexpected events such as fires, blowouts, freeze-ups, equipment failures and other similar events affecting the Company or other parties whose operations or assets directly or indirectly affect the Company and that may or may not be financially recoverable; the co-operation of business partners especially where the Company is not operator of production projects or developments in which it has an interest; the inability to obtain regulatory approvals to operate existing properties or develop significant growth projects; risk associated with transportation of production or product to market or transportation of feedstock to processing facilities resulting from an interruption in pipeline and other transportation services both owned and contracted, due to calamitous event or regulatory obligation; and the inability to reach estimated production levels from existing and future oil and gas development projects as a result of technological or commercial difficulties; the continued availability of third-party owned equipment for operations; and

•

with respect to the Company’s Downstream operating segment: the costs to operate properties, plants and equipment in an efficient, reliable and safe manner; regulatory (environmental, licence to operate, social and political) and prevailing climatic conditions in the Company’s operating locations; regulations to deal with climate change issues; the competitive actions of other companies, including increased competition from other oil and gas companies; business interruptions because of unexpected events such as fires, loss of containment, freeze-ups, equipment failures and other similar events affecting Husky or other parties whose operations or assets directly or indirectly affect the Company and that may or may not be financially recoverable; risk associated with transportation of production or product to market or transportation of feedstock to processing facilities resulting from an interruption in pipeline and other transportation services both owned and contracted, due to calamitous event or regulatory obligation; and the inability to obtain regulatory approvals to operate existing properties or develop significant growth projects.

These and other factors are discussed throughout this AIF and in the MD&A for the year ended December 31, 2017, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

In the discussions above, the Company has categorized some of the material factors and assumptions used to develop the forward-looking statements, and the risks, uncertainties and other factors that could influence actual results, by region, properties, plays and segments. These categories reflect the Company’s current views regarding some of the factors, assumptions, risks and uncertainties most relevant to the particular region, property, play or segment. Other factors, assumptions, risks or uncertainties could impact a particular region, property, play or segment, and a factor, assumption, risk or uncertainty categorized under a particular region, property, play or segment could also influence results with respect to another region, property, play or segment.

New factors emerge from time to time and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon management’s assessment of the future considering all information available to it at the relevant time. Any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

Non-GAAP Measures

This AIF contains the term “operating netback”, which is a common non-GAAP metric used in the oil and gas industry. Management believes this measure assists management and investors to evaluate the specific operating performance by product at the oil and gas lease level. Operating netback is calculated as gross revenue less royalties, production and operating and transportation costs on a per unit basis.

Disclosure of Oil and Gas Information

Unless otherwise indicated: (i) reserves estimates have been prepared by internal qualified reserves evaluators in accordance with the Canadian Oil and Gas Evaluation Handbook, have an effective date of December 31, 2017 and represent the Company’s working interest share; (ii) projected and historical production volumes provided represent the Company’s working interest share before royalties; and (iii) historical production volumes provided are for the year ended December 31, 2017.

Husky Energy Inc. | Annual Information Form 2017 | 82

The Company uses the term “barrels of oil equivalent” (or “boe”), which is consistent with other oil and gas companies’ disclosures, and is calculated on an energy equivalence basis applicable at the burner tip whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. The term boe is used to express the sum of the total company products in one unit that can be used for comparisons. Readers are cautioned that the term boe may be misleading, particularly if used in isolation. This measure is used for consistency with other oil and gas companies and does not represent value equivalency at the wellhead.

The Company uses the term reserves replacement ratio, which is consistent with other oil and gas companies’ disclosures. Reserves replacement ratios for a given period are determined by taking the Company’s incremental proved reserve additions for that period divided by the Company’s Upstream gross production for the same period. The reserves replacement ratio measures the amount of reserves added to a company’s reserves base during a given period relative to the amount of oil and gas produced during that same period. A company’s reserves replacement ratio must be at least 100 percent for the company to maintain its reserves. The reserves replacement ratio only measures the amount of reserves added to a company’s reserve base during a given period. Reserves replacement ratios that exclude economic factors will exclude the impacts that changing oil and gas prices have.

Note to U.S. Readers

The Company reports its reserves and resources information in accordance with Canadian practices and specifically in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities, adopted by the Canadian securities regulators. Because the Company is permitted to prepare its reserves and resources information in accordance with Canadian disclosure requirements, it may use certain terms in that disclosure that U.S. oil and gas companies generally do not include or may be prohibited from including in their filings with the SEC.

All currency is expressed in Canadian dollars unless otherwise directed.

Husky Energy Inc. | Annual Information Form 2017 | 83

Appendix A

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

Husky Energy Inc. | Annual Information Form 2017 | 84

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

Husky Energy Inc. | Annual Information Form 2017 | 85

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

Husky Energy Inc. | Annual Information Form 2017 | 86

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

Effective Date: May 6, 2014

Husky Energy Inc. | Annual Information Form 2017 | 87

Appendix B

Husky Energy Inc.

Report on Reserves Data by Internal Qualified Reserves Evaluator

To the Board of Directors of Husky Energy Inc. (“Husky”):

1.

Our staff has evaluated Husky’s reserves data as at December 31, 2017. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2017, estimated using forecast prices and costs.

2.	The reserves data are the responsibility of Husky’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

3.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook as amended from time to time (the “COGE Handbook”) maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter). Our internal reserves evaluators are not independent of Husky, within the meaning of the term “independent”under those standards.

4.

Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with the principles and definitions presented in the COGE Handbook.

5.

The following table shows the net present value of future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of Husky evaluated for the year ended December 31, 2017, and identifies the respective portions thereof that we have evaluated and reported on to the Husky Audit Committee of the Board of Directors.

Internal Qualified Reserves Evaluator	Effective Date of Evaluation Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (Before Income Taxes, 10% Discount Rate) Evaluated
Husky	December 31, 2017	Canada	$17,506 million
		China	$4,404 million
		Indonesia	$877 million
$22,787 million

6.	In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied.

7.	We have no responsibility to update our reports referred to in paragraph 5 for events and circumstances occurring after the effective date of our report.

8.	Because, the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

9.	I have signed this report in my capacity as an employee of Husky and not in my personal capacity.

/s/ Richard Leslie

Richard Leslie, P. Eng

Manager, Reserves

Calgary, Alberta

January 31, 2018

Husky Energy Inc. | Annual Information Form 2017 | 88

Appendix C

Husky Energy Inc.

Report of Management and Directors on Oil and Gas Disclosure

Management of Husky Energy Inc. (“Husky”) is responsible for the preparation and disclosure of information with respect to Husky’s oil and gas activities in accordance with securities regulatory requirements.This information includes reserves data which are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2017, estimated using forecast prices and costs.

Husky’s oil and gas reserves evaluation process involves applying generally accepted procedures for the estimation of oil and gas reserves data for the purposes of complying with the legal requirements of National Instrument 51 101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). Husky’s Internal Qualified Reserves Evaluator is the Manager of Reserves, who is an employee of Husky and has evaluated Husky’s oil and gas reserves data and certified that Husky’s Reserves Data Process has been followed. The Report on Reserves Data by Husky’s Internal Qualified Reserves Evaluator accompanies this report and will be filed with securities regulatory authorities concurrently with this report.

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

Husky sought and was granted by the Canadian Securities Administrators an exemption from the requirement under NI 51-101 to involve independent qualified oil and gas reserve evaluators or auditors. Notwithstanding this exemption, we involve independent qualified reserve auditors as part of Husky’s corporate governance practices. Their involvement helps assure that our internal oil and gas reserve estimates are materially correct.

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

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Husky Energy Inc. | Annual Information Form 2017 | 89

/s/ Robert J. Peabody	February 28, 2018
Robert J. Peabody
President & Chief Executive Officer

/s/ Robert W. P. Symonds	February 28, 2018
Robert W. P. Symonds
Chief Operating Officer

/s/ William Shurniak	February 28, 2018
William Shurniak
Director

/s/ Stephen E. Bradley	February 28, 2018
Stephen E. Bradley
Director

Husky Energy Inc. | Annual Information Form 2017 | 90

Appendix D

Husky Energy Inc.

Independent Engineer’s Audit Opinion

Husky Energy Inc.

707 - 8th Avenue S.W.

Calgary, Alberta

T2P 3G7

Attention: Mr. Richard Leslie, Manager Reserves

Re: Audit of Husky Energy Inc.’s 2017 Year-End Reserves

As requested by Husky Energy Inc. (“Husky” or the “Company”), Sproule has conducted an audit of Husky’s reserves estimates and the respective net present values as at December 31, 2017. Husky internally evaluates all of their properties. Husky’s detailed reserves information was provided to us for this audit. Sproule’s responsibility is to express an independent opinion on the reasonableness of the reserves estimates and the respective net present value estimates, in the aggregate, based on our audit tests and to assess the quality of the Company’s processes and guidelines applied in the preparation of the reserves information.

We conducted our audit in accordance with generally accepted audit standards as recommended by the Society of Petroleum Engineers and the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) Volume 1 Section 12. As part of our audit, Sproule reviewed and assessed the policies, procedures, documentation and guidelines the Company has in place with respect to the estimation, review, documentation, and approval of Husky’s reserves information. The audit included confirming on a test basis that there is adherence on the part of Husky’s internal reserve evaluators and other employees to the reserves management and administration policies and procedures established by the Company. As well, the audit also included conducting reserves evaluation on a sufficient number of the Company’s internally evaluated properties as considered necessary in order to express an opinion.

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

The results of the Husky internally generated reserves and net present values (based on forecast prices) supplied to us as part of the audit process are summarized below:

Husky Energy Inc.

Internally Evaluated Reserves and Net Present Values

Forecast Prices and Costs

As of December 31, 2017

	Working Interest Before Royalty Company Share of Remaining Reserves (mmboe)	Company Share of Net Present Value Before Income Tax (MM$) @ 10%
Total Proved	1,301	12,812

Total Proved Plus Probable	2,437	22,787

Sincerely,

Sproule Associates Limited

/s/ Cameron P. Six, P. Eng.

Cameron P. Six, P. Eng.

President and Chief Executive Officer

Calgary, Alberta

January 31, 2018

Husky Energy Inc. | Annual Information Form 2017 | 91

Document B

Form 40-F

Consolidated Financial Statements and

Auditors’ Report to Shareholders

For the Year Ended December 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Husky Energy Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Husky Energy Inc. (the “Company”), which comprise the consolidated balance sheets as at December 31, 2017 and December 31, 2016, the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2017 and December 31, 2016, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on Internal Control Over Financial Reporting

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 28, 2018 expressed an unqualified (unmodified) opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

A - Management’s Responsibility for the Consolidated Financial Statements

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

B - Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

/s/ KPMG LLP
KPMG LLP

We have served as the Company’s auditor since 1951.

Chartered Professional Accountants

Calgary, Canada

February 28, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Husky Energy Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Husky Energy Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Report on the Consolidated Financial Statements

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company, which comprise the consolidated balance sheets as at December 31, 2017 and 2016, the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”) and our report dated February 28, 2018 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting included in Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB and in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ KPMG LLP

KPMG LLP

Chartered Professional Accountants

Calgary, Canada

February 28, 2018

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

The Company maintains systems of internal accounting and administrative controls. These systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are properly accounted for and adequately safeguarded. Management’s evaluation concluded that the Company’s internal control over financial reporting was effective as of December 31, 2017. The system of internal controls is further supported by an internal audit function.

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

“Robert J. Peabody” Robert J. Peabody President & Chief Executive Officer “Jonathan M. McKenzie” Jonathan M. McKenzie Chief Financial Officer Calgary, Canada February 28, 2018

Husky Energy Inc. | Consolidated Financial Statements | 1

INDEPENDENT AUDITOR’S REPORT

To the Shareholders and the Board of Directors of Husky Energy Inc.

We have audited the accompanying consolidated financial statements of Husky Energy Inc., which comprise the consolidated balance sheets as at December 31, 2017 and December 31, 2016, the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

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

Auditor’s Responsibility

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Husky Energy Inc. as at December 31, 2017 and December 31, 2016, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG LLP

KPMG LLP

Chartered Professional Accountants

Calgary, Canada

February 28, 2018

Husky Energy Inc. | Consolidated Financial Statements | 2

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

(millions of Canadian dollars)	December 31, 2017	December 31, 2016
Assets
Current assets
Cash and cash equivalents (note 4)	2,513	1,319
Accounts receivable (notes 5, 24)	1,186	1,036
Income taxes receivable	164	186
Inventories (note 6)	1,513	1,558
Prepaid expenses	145	135
Restricted cash (notes 7, 16)	95	84

	5,616	4,318
Restricted cash (note 7, 16)	97	72
Exploration and evaluation assets (note 8)	838	1,066
Property, plant and equipment, net (note 9)	24,078	24,593
Goodwill (note 10)	633	679
Investment in joint ventures (note 11)	1,238	1,128
Long-term income taxes receivable	242	232
Other assets (note 12)	185	172

Total Assets	32,927	32,260

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities (note 14)	3,033	2,226
Short-term debt (note 15)	200	200
Long-term debt due within one year (note 15)	—	403
Contribution payable due within one year (note 11)	—	146
Asset retirement obligations (note 16)	274	218

	3,507	3,193
Long-term debt (note 15)	5,240	4,736
Other long-term liabilities (note 17)	1,237	1,020
Asset retirement obligations (note 16)	2,252	2,573
Deferred tax liabilities (note 18)	2,724	3,111

Total Liabilities	14,960	14,633

Shareholders’ equity
Common shares (note 19)	7,293	7,296
Preferred shares (note 19)	874	874
Contributed surplus	2	—
Retained earnings	9,207	8,457
Accumulated other comprehensive income	580	989
Non-controlling interest	11	11

Total Shareholders’ Equity	17,967	17,627

Total Liabilities and Shareholders’ Equity	32,927	32,260

The accompanying notes to the consolidated financial statements are an integral part of these statements.

On behalf of the Board:

”Robert J. Peabody”	”William Shurniak”
Robert J. Peabody	William Shurniak
Director	Director

Husky Energy Inc. | Consolidated Financial Statements | 3

Consolidated Statements of Income

	Year ended December 31,
(millions of Canadian dollars, except share data)	2017	2016
Gross revenues	18,986	13,312
Royalties	(363)	(305)
Marketing and other	(40)	(88)

Revenues, net of royalties	18,583	12,919

Expenses
Purchases of crude oil and products	11,566	7,356
Production, operating and transportation expenses (note 20)	2,679	2,724
Selling, general and administrative expenses (note 20)	650	544
Depletion, depreciation, amortization and impairment (notes 9, 10)	2,882	2,462
Exploration and evaluation expenses (note 8)	146	188
Gain on sale of assets (note 9)	(46)	(1,634)
Other – net	(18)	(27)

	17,859	11,613

Earnings from operating activities	724	1,306

Share of equity investment gain (note 11)	61	15

Financial items (note 21)
Net foreign exchange gains (losses)	(6)	13
Finance income	37	17
Finance expenses	(392)	(401)

	(361)	(371)

Earnings before income taxes	424	950

Provisions for (recovery of) income taxes (note 18)
Current	(3)	(1)
Deferred	(359)	29

	(362)	28

Net earnings	786	922

Earnings per share (note 19)
Basic	0.75	0.88
Diluted	0.75	0.88
Weighted average number of common shares outstanding (note 19)
Basic (millions)	1,005.3	1,004.9
Diluted (millions)	1,005.3	1,004.9

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Husky Energy Inc. | Consolidated Financial Statements | 4

Consolidated Statements of Comprehensive Income

	Year ended December 31,
(millions of Canadian dollars)	2017	2016
Net earnings	786	922
Other comprehensive loss
Items that will not be reclassified into earnings, net of tax:
Remeasurements of pension plans (note 22)	(7)	(18)
Items that may be reclassified into earnings, net of tax:
Derivatives designated as cash flow hedges (note 24)	(2)	(2)
Equity investment – share of other comprehensive income	3	2
Exchange differences on translation of foreign operations	(653)	(247)
Hedge of net investment (note 24)	243	113

Other comprehensive loss	(416)	(152)

Comprehensive income	370	770

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Husky Energy Inc. | Consolidated Financial Statements | 5

Consolidated Statements of Changes in Shareholders’ Equity

	Attributable to Equity Holders
					AOCI (1)
(millions of Canadian dollars)	Common Shares	Preferred Shares	Contributed Surplus	Retained Earnings	Foreign Currency Translation	Hedging	Non- Controlling Interest	Total Shareholders’ Equity
Balance as at December 31, 2015	7,000	874	—	7,589	1,103	20	—	16,586

Net earnings	—	—		922	—	—	—	922
Other comprehensive income (loss)
Remeasurements of pension plans (net of tax recovery of $6 million) (notes 18, 22)	—	—	—	(18)	—	—	—	(18)
Derivatives designated as cash flow hedges (net of tax recovery of less than $1 million) (notes 18, 24)	—	—	—	—	—	(2)	—	(2)
Equity investment - share of other comprehensive income	—	—	—	—	—	2	—	2
Exchange differences on translation of foreign operations (net of tax recovery of $40 million) (note 18)	—	—	—	—	(247)	—	—	(247)
Hedge of net investment (net of tax loss of $17 million) (notes 18, 24)	—	—	—	—	113	—	—	113

Total comprehensive income (loss)	—	—	—	904	(134)	—	—	770
Transactions with owners recognized directly in equity:
Stock dividends paid (note 19)	296	—		—	—	—	—	296
Dividends declared on preferred shares (note 19)	—	—		(36)	—	—	—	(36)
Non-controlling interest	—	—	—	—	—	—	11	11

Balance as at December 31, 2016	7,296	874	—	8,457	969	20	11	17,627

Net earnings	—	—		786	—	—	—	786
Other comprehensive income (loss)
Remeasurements of pension plans (net of tax recovery of $4 million) (notes 18, 22)	—	—		(7)	—	—	—	(7)
Derivatives designated as cash flow hedges (net of tax expense of less than $1 million) (notes 18, 24)	—	—		—	—	(2)	—	(2)
Equity investment - share of other comprehensive income	—	—		—	—	3	—	3
Exchange differences on translation of foreign operations (net of tax recovery of $82 million) (note 18)	—	—		—	(653)	—	—	(653)
Hedge of net investment (net of tax loss of $38 million) (notes 18, 24)	—	—		—	243	—	—	243

Total comprehensive income (loss)	—	—	—	779	(410)	1	—	370
Transactions with owners recognized directly in equity:
Dividends declared on preferredshares (note 19)	—	—	—	(34)	—	—	—	(34)
Share cancellation (note 19)	(3)	—	2	5	—	—	—	4

Balance as at December 31, 2017	7,293	874	2	9,207	559	21	11	17,967

(1)	Accumulated other comprehensive income.

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Husky Energy Inc. | Consolidated Financial Statements | 6

Consolidated Statements of Cash Flows

	Year ended December 31,
(millions of Canadian dollars)	2017	2016
Operating activities
Net earnings	786	922
Items not affecting cash:
Accretion (note 21)	112	126
Depletion, depreciation, amortization and impairment (note 9)	2,882	2,462
Inventory write-down to net realizable value (note 6)	—	9
Exploration and evaluation expenses (note 8)	6	86
Deferred income taxes (note 18)	(359)	29
Foreign exchange	(4)	(4)
Stock-based compensation (notes 19, 20)	45	33
Gain on sale of assets (note 9)	(46)	(1,634)
Unrealized mark to market loss	56	38
Share of equity investment gain (note 11)	(61)	(15)
Other	16	24
Settlement of asset retirement obligations (note 16)	(136)	(87)
Deferred revenue (note 17)	(16)	209
Distribution from joint ventures (note 11)	25	—
Change in non-cash working capital (note 23)	398	(227)

Cash flow – operating activities	3,704	1,971

Financing activities
Long-term debt issuance (note 15)	750	6,181
Long-term debt repayment (note 15)	(365)	(6,949)
Short-term debt repayment (note 15)	—	(520)
Debt issue costs (note 15)	(6)	—
Dividends on preferred shares (note 19)	(34)	(27)
Other	18	21
Change in non-cash working capital (note 23)	—	(68)

Cash flow – financing activities	363	(1,362)

Investing activities
Capital expenditures	(2,220)	(1,705)
Corporate acquisition (note 9)	(670)	—
Proceeds from asset sales (note 9)	192	2,935
Contribution payable payment (note 11)	(142)	(193)
Contribution to joint ventures (note 11)	(81)	(102)
Other	(40)	(30)
Change in non-cash working capital (note 23)	172	(273)

Cash flow – investing activities	(2,789)	632

Increase in cash and cash equivalents	1,278	1,241
Effect of exchange rates on cash and cash equivalents	(84)	8
Cash and cash equivalents at beginning of year	1,319	70

Cash and cash equivalents at end of year	2,513	1,319

Supplementary Cash Flow Information
Net interest paid	(334)	(344)
Income taxes received	41	3

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Husky Energy Inc. | Consolidated Financial Statements | 7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 Description of Business and Segmented Disclosures

Husky Energy Inc. (“Husky” or “the Company”) is an international integrated energy company incorporated under the Business Corporations Act (Alberta). The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “HSE” and the Cumulative Redeemable Preferred Shares, Series 1, Cumulative Redeemable Preferred Shares, Series 2, Cumulative Redeemable Preferred Shares, Series 3, Cumulative Redeemable Preferred Shares, Series 5 and Cumulative Redeemable Preferred Shares, Series 7 are listed under the symbols, ”HSE.PR.A”,“HSE.PR.B”, ”HSE.PR.C”, ”HSE.PR.E” and ”HSE.PR.G”, respectively. The registered office is located at 707, 8th Avenue S.W., PO Box 6525, Station D, Calgary, Alberta, T2P 3G7.

Management has identified segments for the Company’s business based on differences in products, services and management responsibility. The Company’s business is conducted predominantly through two major business segments – Upstream and Downstream.

Upstream operations in the Integrated Corridor and Offshore include exploration for, and development and production of, crude oil, bitumen, natural gas and natural gas liquids (“NGL“) (“Exploration and Production”) and marketing of the Company’s and other producers’ crude oil, natural gas, NGLs, sulphur and petroleum coke, pipeline transportation, the blending of crude oil and natural gas, and storage of crude oil, diluent and natural gas (“Infrastructure and Marketing”). Infrastructure and Marketing markets and distributes products to customers on behalf of Exploration and Production and is grouped in the Upstream business segment based on the nature of its interconnected operations. The Company’s Upstream operations are located primarily in Alberta, Saskatchewan, and British Columbia (“Western Canada”), offshore east coast of Canada (“Atlantic”) and offshore China and offshore Indonesia (“Asia Pacific”).

Downstream operations in the Integrated Corridor include upgrading of heavy crude oil feedstock into synthetic crude oil in Canada (“Upgrading”), refining crude oil in Canada, marketing of refined petroleum products including gasoline, diesel, ethanol blended fuels, asphalt and ancillary products, and production of ethanol (“Canadian Refined Products”). It also includes refining in the U.S. of primarily crude oil to produce and market asphalt, gasoline, jet fuel and diesel fuels that meet U.S. clean fuels standards (“U.S. Refining and Marketing”). Upgrading, Canadian Refined Products and U.S. Refining and Marketing all process and refine natural resources into marketable products and are grouped together as the Downstream business segment due to the similar nature of their products and services.

Husky Energy Inc. | Consolidated Financial Statements | 8

Segmented Financial Information

	Upstream
($ millions)	Exploration and Production(1)		Infrastructure and Marketing(2)		Total
Year ended December 31,	2017	2016	2017	2016	2017	2016
Gross revenues	4,978	4,036	1,976	955	6,954	4,991
Royalties	(363)	(305)	—	—	(363)	(305)
Marketing and other	—	—	(40)	(88)	(40)	(88)

Revenues, net of royalties	4,615	3,731	1,936	867	6,551	4,598

Expenses
Purchases of crude oil and products	—	32	1,855	857	1,855	889
Production, operating and transportation expenses	1,650	1,760	13	20	1,663	1,780
Selling, general and administrative expenses	265	232	4	5	269	237
Depletion, depreciation, amortization and impairment	2,237	1,815	2	13	2,239	1,828
Exploration and evaluation expenses	146	188	—	—	146	188
Loss (gain) on sale of assets	(42)	(192)	1	(1,439)	(41)	(1,631)
Other – net	6	53	(8)	(3)	(2)	50

	4,262	3,888	1,867	(547)	6,129	3,341

Earnings (loss) from operating activities	353	(157)	69	1,414	422	1,257

Share of equity investment gain (loss)	12	(1)	49	16	61	15

Financial items
Net foreign exchange gain (loss)	—	—	—	—	—	—
Finance income	5	5	—	—	5	5
Finance expenses	(131)	(145)	—	—	(131)	(145)

	(126)	(140)	—	—	(126)	(140)

Earnings (loss) before income taxes	239	(298)	118	1,430	357	1,132

Provisions for (recovery of) income taxes
Current	(34)	(100)	—	—	(34)	(100)
Deferred	99	19	32	122	131	141

	65	(81)	32	122	97	41

Net earnings (loss)	174	(217)	86	1,308	260	1,091

Intersegment revenues	1,250	988	—	—	1,250	988

(1)	Includes allocated depletion, depreciation, amortization and impairment related to assets in Infrastructure and Marketing, as these assets provide a service to Exploration and Production.
(2)

Includes $280 million of revenue (2016 - nil) and $234 million of associated costs (2016 - nil) for construction contracts, inclusive of $259 million of revenue (2016 - nil) and $236 million of costs (2016 - nil) for contracts in progress accounted for under the percentage of completion method.

(3)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices. Segment results include transactions between business segments.

Husky Energy Inc. | Consolidated Financial Statements | 9

								Corporate and
Downstream								Eliminations(3)		Total
Upgrading		Canadian Refined Products		U.S. Refining and Marketing		Total
2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
1,440	1,324	2,787	2,301	9,355	5,995	13,582	9,620	(1,550)	(1,299)	18,986	13,312
—	—	—	—	—	—	—	—	—	—	(363)	(305)
—	—	—	—	—	—	—	—	—	—	(40)	(88)

1,440	1,324	2,787	2,301	9,355	5,995	13,582	9,620	(1,550)	(1,299)	18,583	12,919

983	808	2,219	1,770	8,059	5,188	11,261	7,766	(1,550)	(1,299)	11,566	7,356
197	168	256	241	563	535	1,016	944	—	—	2,679	2,724
9	4	53	43	15	13	77	60	304	247	650	544
99	103	111	102	354	342	564	547	79	87	2,882	2,462
—	—	—	—	—	—	—	—	—	—	146	188
—	—	(5)	(3)	—	—	(5)	(3)	—	—	(46)	(1,634)
—	(1)	(1)	(10)	(21)	(176)	(22)	(187)	6	110	(18)	(27)

1,288	1,082	2,633	2,143	8,970	5,902	12,891	9,127	(1,161)	(855)	17,859	11,613

152	242	154	158	385	93	691	493	(389)	(444)	724	1,306

—	—	—	—	—	—	—	—	—	—	61	15

—	—	—	—	—	—	—	—	(6)	13	(6)	13
—	—	—	—	—	—	—	—	32	12	37	17
(1)	(1)	(12)	(7)	(14)	(3)	(27)	(11)	(234)	(245)	(392)	(401)

(1)	(1)	(12)	(7)	(14)	(3)	(27)	(11)	(208)	(220)	(361)	(371)

151	241	142	151	371	90	664	482	(597)	(664)	424	950

63	—	45	—	2	—	110	—	(79)	99	(3)	(1)
(22)	66	(7)	41	135	33	106	140	(596)	(252)	(359)	29

41	66	38	41	137	33	216	140	(675)	(153)	(362)	28

110	175	104	110	234	57	448	342	78	(511)	786	922

192	157	108	154	—	—	300	311	—	—	1,550	1,299

Husky Energy Inc. | Consolidated Financial Statements | 10

Segmented Financial Information

	Upstream
($ millions)	Exploration and Production(1)		Infrastructure and Marketing		Total
Year ended December 31,	2017	2016	2017	2016	2017	2016
Expenditures on exploration and evaluation assets(2)	148	46	—	—	148	46
Expenditures on property, plant and equipment(2)	1,328	826	—	54	1,328	880

As at December 31,
Exploration and evaluation assets	838	1,066	—	—	838	1,066
Developing and producing assets at cost	41,804	44,790	—	—	41,804	44,790
Accumulated depletion, depreciation, amortization and impairment	(26,014)	(27,984)	—	—	(26,014)	(27,984)
Other property, plant and equipment at cost	—	—	89	140	89	140
Accumulated depletion, depreciation and amortization	—	—	(50)	(99)	(50)	(99)

Total exploration and evaluation assets and property, plant and equipment, net	16,628	17,872	39	41	16,667	17,913
Total assets	17,920	19,098	1,364	1,582	19,284	20,680

(1)	Includes allocated depletion, depreciation, amortization and impairment related to assets in Infrastructure and Marketing, as these assets provide a service to Exploration and Production.
(2)

Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the year. Includes Exploration and Production assets acquired through acquisition, but excludes assets acquired through corporation acquisition.

Geographical Financial Information

($ millions)	Canada		United States
Year ended December 31,	2017	2016	2017	2016
Gross revenues(1)	8,599	6,510	9,355	5,995
Royalties	(303)	(261)	—	—
Marketing and other	(40)	(88)	—	—

Revenue, net of royalties	8,256	6,161	9,355	5,995

As at December 31,
Restricted cash – non-current	—	—	—	—
Exploration and evaluation assets	831	654	—	—
Property, plant and equipment, net	15,478	16,112	5,595	5,341
Goodwill	—	—	633	679
Investment in joint ventures	685	640	—	—
Long-term income tax receivable	242	232	—	—
Other assets	64	43	21	23

Total non-current assets	17,300	17,681	6,249	6,043

(1)	Sales to external customers are based on the location of the seller.

Husky Energy Inc. | Consolidated Financial Statements | 11

Downstream								Corporate and Eliminations		Total
Upgrading		Canadian Refined Products		U.S. Refining and Marketing		Total
2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
—	—	—	—	—	—	—	—	—	—	148	46
230	51	87	52	313	623	630	726	114	53	2,072	1,659

—	—	—	—	—	—	—	—	—	—	838	1,066
—	—	—	—	—	—	—	—	—	—	41,804	44,790
—	—	—	—	—	—	—	—	—	—	(26,014)	(27,984)
2,600	2,367	2,704	2,500	8,300	7,897	13,604	12,764	1,124	1,011	14,817	13,915
(1,463)	(1,363)	(1,466)	(1,344)	(2,705)	(2,556)	(5,634)	(5,263)	(845)	(766)	(6,529)	(6,128)

1,137	1,004	1,238	1,156	5,595	5,341	7,970	7,501	279	245	24,916	25,659
1,263	1,076	1,548	1,410	7,580	7,017	10,391	9,503	3,252	2,077	32,927	32,260

China		Other International		Total
2017	2016	2017	2016	2017	2016
1,032	807	—	—	18,986	13,312
(60)	(44)	—	—	(363)	(305)
—	—	—	—	(40)	(88)

972	763	—	—	18,583	12,919

97	72	—	—	97	72
3	407	4	5	838	1,066
3,005	3,139	—	1	24,078	24,593
—	—	—	—	633	679
—	—	553	488	1,238	1,128
—	—	—	—	242	232
78	83	22	23	185	172

3,183	3,701	579	517	27,311	27,942

Husky Energy Inc. | Consolidated Financial Statements | 12

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

These consolidated financial statements were approved and signed by the Chair of the Audit Committee and the Chief Executive Officer on February 28, 2018 having been duly authorized to do so by the Board of Directors.

Certain prior years’ amounts have been reclassified to conform with current presentation.

b) Principles of Consolidation

The consolidated financial statements include the accounts of Husky Energy Inc. and its subsidiaries. Subsidiaries are defined as any entities, including unincorporated entities such as partnerships, for which the Company has the power to govern their financial and operating policies to obtain benefits from their activities. The Company’s accounts reflect the proportionate share of the assets, liabilities, revenues, expenses and cash flows from the Company’s activities that are conducted jointly with third parties. Intercompany balances, net earnings and unrealized gains and losses arising from intercompany transactions are eliminated in preparing the consolidated financial statements. A portion of the Company’s activities relate to joint ventures (see Note 11), which are accounted for using the equity method.

c) Use of Estimates, Judgments and Assumptions

The timely preparation of the consolidated financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any,as at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results may differ from these estimates, judgments and assumptions.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and on a prospective basis. By their nature, estimates are subject to measurement uncertainty and changes in such estimates in future years could require a material change in the consolidated financial statements. These underlying assumptions are based on historical experience and other factors that management believes to be reasonable under the circumstances, and are subject to change as new events occur, as more industry experience is acquired, as additional information is obtained, and as the Company’s operating environment changes. Specifically, amounts recorded for depletion, depreciation, amortization and impairment, asset retirement obligations, assets and liabilities measured at fair value, employee future benefits, income taxes and reserves and contingencies are based on estimates.

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

Husky Energy Inc. | Consolidated Financial Statements | 13

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

Husky Energy Inc. | Consolidated Financial Statements | 14

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

iii) Development costs

Expenditures, including borrowing costs, on the construction, installation and completion of infrastructure facilities, such as platforms, pipelines and the drilling of development wells, are capitalized as oil and gas properties. Costs incurred to operate and maintain wells and equipment to lift oil and gas to the surface are expensed as production and operating expenses.

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

Husky Energy Inc. | Consolidated Financial Statements | 15

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

g) Business Combinations

Business combinations are accounted for using the acquisition method. Determining whether an acquisition meets the definition of a business combination or represents an asset purchase requires judgment on a case-by-case basis. If the acquisition meets the definition of a business combination, the assets and liabilities are recognized based on the contractual terms, economic conditions, the Company’s operating and accounting policies and other factors that exist on the acquisition date, which is the date on which control is transferred to the Company. The identifiable assets and liabilities are measured at their fair values on the acquisition date with limited exceptions. Any additional consideration payable, contingent upon the occurrence of a future event, is recognized at fair value on the acquisition date; subsequent changes in the fair value of the liability are recognized in net earnings. Acquisition costs incurred are expensed and included in selling, general and administrative expenses in the consolidated statements of income.

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

Husky Energy Inc. | Consolidated Financial Statements | 16

i) Impairment and Reversals of Impairment on Non-Financial Assets

The carrying amounts of the Company’s non-financial assets, other than inventories and deferred tax assets, are reviewed at the end of each reporting period to determine whether there is an indication of impairment or reversal of impairment. If such indication exists, the recoverable amount is estimated.

Determining whether there are any indications of impairment or impairment reversals requires significant judgment of external factors, such as an extended change in prices or margins for oil and gas commodities or products, a significant change in an asset’s market value, a significant revision of estimated volumes, revision of future development costs, a change in the entity’s market capitalization or significant changes in the technological, market, economic or legal environment that would have an impact on the Company’s CGUs. If any indication of impairment or impairment reversals exist, an estimate of the asset’s recoverable amount is calculated as the higher of the fair value less costs to sell (“FVLCS”) and the asset’s value in use (“VIU”) for an individual asset or CGU. If the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, the asset is tested as part of a CGU, which is the smallest identifiable group of assets, liabilities and associated goodwill that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Determination of the Company’s CGUs is subject to management’s judgment.

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

Impairment losses recognized in prior years are assessed at the end of each reporting period for indications that the impairment has decreased or no longer exists. An impairment loss is reversed only to the extent that the carrying amount of the asset or CGU does not exceed the carrying amount that would have been determined, net of depletion, depreciation and amortization, if no impairment loss had been recognized.

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

Husky Energy Inc. | Consolidated Financial Statements | 17

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

Financial instruments classified as FVTPL or AFS are measured at fair value at each reporting date; any transaction costs associated with these types of instruments are expensed as incurred. Unrealized gains and losses on AFS financial assets are recognized in OCI (see policy note o) and transferred to net earnings when the asset is derecognized. Unrealized gains and losses on FVTPL financial instruments related to trading activities are recognized in marketing and other in the consolidated statements of income, and unrealized gains and losses on all other FVTPL financial instruments are recognized in other—net.

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

Husky Energy Inc. | Consolidated Financial Statements | 18

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

Husky Energy Inc. | Consolidated Financial Statements | 19

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

q) Pensions and Other Post-employment Benefits

In Canada, the Company provides a defined contribution pension plan and other post-retirement benefits to qualified employees. The Company also maintains a defined benefit pension plan for a small number of employees who did not choose to join the defined contribution pension plan in 1991. In the United States, the Company provides two defined contribution pension plans (401(k)) and one other post-retirement benefits plan. The Company also maintains a small defined benefit pension plan for the employees of the Superior Refinery.

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

Husky Energy Inc. | Consolidated Financial Statements | 20

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

r) Income Taxes

Current income tax is recognized in net earnings in the period unless it relates to items recognized directly to equity, including OCI, in which case the deferred income tax is also recorded in equity. Any interest and penalties on income taxes are recognized in interest expense and interest payable. Management periodically evaluates positions taken in the Company’s tax returns with respect to situations in which applicable tax regulations are subject to interpretation and reassessment and establishes provisions where appropriate.

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

s) Asset Exchange Transactions

Asset exchange transactions are measured at cost if the transaction lacks commercial substance or the fair value of neither the asset received nor the asset given up is reliably measurable. Otherwise, asset exchange transactions are measured at the fair value of the asset given up, unless the fair value of the asset received is more clearly evident. If the acquired item is not measured at fair value, its cost is measured at the carrying amount of the asset given up. Gains and losses are recorded in other—net in the consolidated statements of income in the period they occur.

t) Revenue Recognition

Revenue from the sale of goods is recognized when the significant risks and rewards of ownership have passed to the buyer and it can be reliably measured. Revenues associated with the sale of crude oil, natural gas, natural gas liquids, synthetic crude oil, purchased commodities and refined petroleum products are recognized when the title passes to the customer. Revenues associated with the sale of transportation, processing and natural gas storage services are recognized when the services are provided. Revenues from construction contracts are recognized using the percentage of completion method based upon costs incurred and may be recorded on a net or gross basis dependent on whether the Company is acting as an agent or principal, respectively.

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

Husky Energy Inc. | Consolidated Financial Statements | 21

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

w) Earnings per Share

The number of basic common shares outstanding is the weighted average number of common shares outstanding for each period. Shares issued during the period are included in the weighted average number of shares from the date consideration is received. The calculation of basic earnings per common share is based on net earnings attributable to common shareholders divided by the weighted average number of common shares outstanding.

Husky Energy Inc. | Consolidated Financial Statements | 22

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

y) Related Party Judgments and Estimates

The Company enters into transactions and agreements in the normal course of business with certain related parties, joint arrangements and associates. These transactions are on terms equivalent to those that prevail in arm’s length transactions. Proceeds for disposition of assets to related parties are recognized at fair value, based on discounted cash flow forecast from those assets. Independent opinions of the fair value may be obtained. Changes in the assumptions used to determine these fair values may result in a material difference in the proceeds and any gain or loss on disposition. See Note 25.

z) Recent Accounting Standards

The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Leases

In January 2016, the IASB issued IFRS 16 Leases, which replaces the current IFRS guidance on leases. Under the current guidance, lessees are required to determine if the lease is a finance or operating lease, based on specified criteria. Finance leases are recognized on the balance sheet while operating leases are recognized in the Consolidated Statements of Income when the expense is incurred. Under IFRS 16, lessees must recognize a lease liability and a right-of-use asset for virtually all lease contracts. The recognition of the present value of minimum lease payments for certain contracts currently classified as operating leases will result in increases to assets, liabilities, depletion, depreciation and amortization, and finance expense, and a decrease to production, operating and transportation expense upon implementation. An optional exemption to not recognize certain short-term leases and leases of low value can be applied by lessees. For lessors, the accounting remains essentially unchanged. The standard will be effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted, provided IFRS 15 Revenue from Contracts with Customers, has been applied, or is applied at the same date as IFRS 16.

Implementation of IFRS 16 consists of four phases:

•

Project awareness and engagement - This phase includes identifying and engaging the appropriate members of the finance and operations teams, as well as communicating the key requirements of IFRS 16 to stakeholders, and creating a project steering committee.

•

Scoping - This phase focuses on identifying and categorizing the Company’s contracts, performing a high-level impact assessment and determining the adoption approach and which optional recognition exemptions will be applied by the Company. This phase also includes identifying the systems impacted by the new accounting standard and evaluating potential system solutions.

•

Detailed analysis and solution development - This phase includes assessing which agreements contain leases and determining the expected conversion differences for leases currently accounted for as operating leases under the existing standard. This phase also includes selection of the system solution.

•

Implementation - This phase includes implementing the changes required for compliance with IFRS 16. The focus of this phase is the approval and implementation of any new accounting and tax policies, processes, systems and controls, as required, as well as the execution of customized training programs and preparation of disclosures under IFRS 16.

Husky Energy Inc. | Consolidated Financial Statements | 23

The Company is currently in the detailed analysis and solutions development phase of implementing IFRS 16. The impact on the Company’s consolidated financial statements upon adoption of IFRS 16 is currently being assessed.

Revenue from Contracts with Customers

In September 2015, the IASB published an amendment to IFRS 15, deferring the effective date of the standard by one year to annual periods beginning on or after January 1, 2018. IFRS 15 replaces existing revenue recognition guidance with a single comprehensive accounting model. The standard requires an entity to recognize revenue to reflect the transfer of goods and services for the amount it expects to receive when control is transferred to the purchaser. Early adoption is permitted.

Implementation of IFRS 15 consists of four phases:

•

Project awareness and engagement - This phase includes identifying and engaging the appropriate members of the finance and operations teams, as well as communicating the key requirements of IFRS 15 to stakeholders.

•

Scoping - This phase focuses on identifying the Company’s major revenue streams, determining how and when revenue is currently recognized and determination of whether any changes are expected upon adoption.

•

Detailed analysis and solution development - Steps in this phase include addressing any potential differences in revenue recognition identified in the scoping phase, according to the priority assigned. This involves detailed analysis of the IFRS 15 revenue recognition criteria, review of contracts with customers to ensure revenue recognition practices are in accordance with IFRS 15 and evaluating potential changes to revenue processes and systems.

•

Implementation - This phase includes implementing the changes required for compliance with IFRS 15. The focus of this phase is the approval and implementation of any new accounting and tax policies, processes, systems and controls, as required, as well as the execution of customized training programs and preparation of disclosures under IFRS 15.

The Company has completed the assessment of IFRS 15 and is currently in the implementation phase. The Company will retrospectively adopt the standard on January 1, 2018. The adoption of IFRS 15 does not require any material changes to the amounts recorded in the consolidated financial statements; however, it will require additional disclosures.

Financial Instruments

In July 2014, the IASB issued IFRS 9, “Financial Instruments” to replace IAS 39, which provides a single model for classification and measurement based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial instruments. For financial liabilities, the change in fair value resulting from an entity’s own credit risk is recorded in other comprehensive income rather than net earnings, unless this creates an accounting mismatch. IFRS 9 includes a new, forward-looking ‘expected loss’ impairment model that will result in a more timely recognition of expected credit losses. In addition, IFRS 9 provides a substantially-reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with required retrospective application and early adoption permitted.

Implementation of IFRS 9 consists of four phases:

•

Project awareness and engagement - This phase includes identifying and engaging the appropriate members of the finance and operations teams, as well as communicating the key requirements of IFRS 9 to stakeholders.

•

Scoping - This phase focuses on identifying the Company’s financial instruments, determining accounting treatment for in-scope financial instruments under IFRS 9, and determination of whether any changes are expected upon adoption.

•

Detailed analysis and solution development - This phase includes addressing differences in accounting for financial instruments. Steps in this phase involve detailed analysis of the IFRS 9 recognition impacts, measurement and disclosure requirements, and evaluating potential changes to accounting processes.

•

Implementation - This phase includes implementing the changes required for compliance with IFRS 9. The focus of this phase is the approval and implementation of any new accounting and tax policies, processes, systems and controls, as required, as well as the preparation of disclosures under IFRS 9.

The Company has completed the assessment of IFRS 9 and is currently in the implementation phase. The Company will retrospectively adopt the standard on January 1, 2018. The adoption of IFRS 9 does not require any material changes to the consolidated financial statements.

Amendments to IFRS 2 Share-based Payment

In June 2016, the IASB issued amendments to IFRS 2 to be applied prospectively for annual periods beginning on or after January 1, 2018 with early adoption permitted. The amendments clarify how to account for certain types of share-based payment arrangements. The adoption of the amendments does not have a material impact on the Company’s consolidated financial statements.

Husky Energy Inc. | Consolidated Financial Statements | 24

aa) Change in Accounting Policy

The Company has applied the following amendments to accounting standards issued by the IASB for the first time for the annual reporting period commencing January 1, 2017:

Amendments to IAS 7 Statement of Cash Flows

The amendments require disclosure of information enabling users of financial statements to evaluate changes in liabilities arising from financing activities. The adoption of this amended standard resulted in the disclosure of a reconciliation to changes in liabilities from financing activities. See Note 15.

Amendments to IAS 12

The amendments clarify the recognition of deferred tax assets for unrealized losses on debt instruments measured at fair value. The adoption of the amendments has no material impact on the Company’s consolidated financial statements.

Note 4 Cash and Cash Equivalents

Cash and cash equivalents at December 31, 2017 included $280 million of cash (December 31, 2016 – $271 million) and $2,233 million of short-term investments with original maturities less than three months at the time of purchase (December 31, 2016 – $1,048 million).

Note 5 Accounts Receivable

Accounts Receivable

($ millions)	December 31, 2017	December 31, 2016
Trade receivables	1,170	1,019
Allowance for doubtful accounts	(34)	(32)
Derivatives due within one year	17	9
Other	33	40

End of year	1,186	1,036

Note 6 Inventories

Inventories

($ millions)	December 31, 2017	December 31, 2016
Crude oil, natural gas and sulphur	539	523
Refined petroleum products	548	433
Trading inventories measured at fair value less costs to sell	237	399
Materials, supplies and other	189	203

End of year	1,513	1,558

Impairment of inventory to net realizable value for the year ended December 31, 2017 was nil (December 31, 2016 – $9 million).

Trading inventories measured at fair value less costs to sell consist of natural gas inventories and crude oil inventories. The fair value measurement incorporates exit commodity prices and adjustments for quality and location. Refer to Note 24.

Note 7 Restricted Cash

In accordance with the provisions of the regulations of the People’s Republic of China, the Company is required to deposit funds into separate accounts restricted to the funding of future asset retirement obligations in offshore China. As at December 31, 2017, the Company had deposited funds of $192 million (2016 – $156 million), of which $95 million (December 31, 2016—$84 million) relates to the Wenchang field and has been classified as current. The remaining balance of $97 million (December 31, 2016—$72 million) has been classified as non-current.

The Company’s participation in the Wenchang field expired in November 2017, and the resolution on the decommissioning and disposal expenses was finalized in January 2018.

Husky Energy Inc. | Consolidated Financial Statements | 25

Note 8 Exploration and Evaluation Costs

Exploration and Evaluation Assets

($ millions)	2017	2016
Beginning of year	1,066	1,091
Additions	224	95
Disposals	—	(6)
Transfers to oil and gas properties (note 9)	(377)	(18)
Expensed exploration expenditures previously capitalized	(6)	(86)
Exchange adjustments	(69)	(10)

End of year	838	1,066

The following exploration and evaluation expenses for the years ended December 31, 2017 and 2016 relate to activities associated with the exploration for and evaluation of crude oil and natural gas resources and were recorded in the Upstream Exploration and Production business.

Exploration and Evaluation Expense Summary

($ millions)	2017	2016
Seismic, geological and geophysical	113	78
Expensed drilling	22	66
Expensed land	11	44

	146	188

Husky Energy Inc. | Consolidated Financial Statements | 26

Note 9 Property, Plant and Equipment

Property, Plant and Equipment

($ millions)	Oil and Gas Properties	Processing, Transportation and Storage	Upgrading	Refining	Retail and Other	Total
Cost
December 31, 2015	50,388	1,465	2,313	8,136	2,688	64,990
Additions	818	55	51	712	61	1,697
Acquisitions	67	—	—	—	—	67
Transfers from exploration and evaluation (note 8)	18	—	—	—	—	18
Changes in asset retirement obligations (note 16)	231	—	3	11	9	254
Disposals and derecognition	(6,590)	(1,383)	—	—	(3)	(7,976)
Exchange adjustments	(131)	—	—	(214)	—	(345)

December 31, 2016	44,801	137	2,367	8,645	2,755	58,705
Additions(1)	1,371	11	230	561	140	2,313
Acquisitions	29	—	—	577	—	606
Transfers from exploration and evaluation (note 8)	377	—	—	—	—	377
Intersegment transfers	48	(61)	—	—	13	—
Changes in asset retirement obligations (note 16)	150	—	2	13	23	188
Disposals and derecognition	(4,702)	—	—	(39)	—	(4,741)
Exchange adjustments	(259)	(1)	—	(566)	(1)	(827)

December 31, 2017	41,815	86	2,599	9,191	2,930	56,621

Accumulated depletion, depreciation, amortization and impairment
December 31, 2015	(31,300)	(574)	(1,260)	(2,676)	(1,546)	(37,356)
Depletion, depreciation, amortization and impairment	(1,806)	(23)	(103)	(380)	(150)	(2,462)
Disposals and derecognition	5,082	501	—	13	4	5,600
Exchange adjustments	38	—	—	68	—	106

December 31, 2016	(27,986)	(96)	(1,363)	(2,975)	(1,692)	(34,112)
Depletion, depreciation, amortization and impairment	(2,238)	(2)	(99)	(406)	(137)	(2,882)
Intersegment transfers	(37)	50	—	—	(13)	—
Disposals and derecognition	4,124	—	—	16	—	4,140
Exchange adjustments	121	1	—	189	—	311

December 31, 2017	(26,016)	(47)	(1,462)	(3,176)	(1,842)	(32,543)

Net book value
December 31, 2016	16,815	41	1,004	5,670	1,063	24,593
December 31, 2017	15,799	39	1,137	6,015	1,088	24,078

(1)	Additions include assets under finance lease.

Included in depletion, depreciation, amortization and impairment expense for the year ended December 31, 2017 is a pre-tax impairment expense of $173 million related to crude oil and natural gas assets, primarily in the Ram River and Foothills CGU’s in the Upstream Exploration and Production segment (December 31, 2016 – a pre-tax net impairment reversal of $261 million). The impairment charges were a result of changes in the development plan and reinforced by market transactions. The associated assets were sold on December 20, 2017 for gross proceeds of $65 million, thereby representing the recoverable amounts of these assets. The recoverable amount was determined to be FVLCS based upon the observed market transaction (Level 1).

Costs of property, plant and equipment, including major development projects, not subject to depletion, depreciation and amortization as at December 31, 2017 were $2.8 billion (December 31, 2016 – $2.0 billion) including undeveloped land assets of $57 million as at December 31, 2017 (December 31, 2016 – $95 million).

Husky Energy Inc. | Consolidated Financial Statements | 27

The net book values of assets held under finance lease within property, plant and equipment are as follows:

Assets Under Finance Lease

($ millions)	Refining	Oil and Gas Properties	Total
December 31, 2016	24	255	279
December 31, 2017	152	335	487

Assets Dispositions

On May 25, 2016, the Company completed the sale of royalty interests representing approximately 1,700 boe/day of Western Canada production for gross proceeds of $165 million, resulting in a pre-tax gain of $163 million and an after-tax gain of $119 million.

On July 15, 2016, the Company completed the sale of 65 percent of its ownership interest in select midstream assets in the Lloydminster region of Alberta and Saskatchewan for gross proceeds of $1.69 billion in cash. The Company also recognized an investment of $621 million for its 35 percent retained interest. This transaction resulted in a change of control and the recognition of a pre-tax gain of $1.44 billion and an after-tax gain of $1.32 billion. The assets and related liabilities were recorded in the Upstream Infrastructure and Marketing segment. The assets are held by a newly formed limited partnership, Husky Midstream Limited Partnership (“HMLP”), of which the Company owns 35 percent, Power Assets Holding Ltd. (“PAH”) owns 48.75 percent and CK Infrastructure Holdings Ltd. (“CKI”) owns 16.25 percent. Husky remains operator of the assets.

During 2016, the Company completed the sale of approximately 30,200 boe/day of legacy crude oil and gas assets in Western Canada for gross proceeds of $1.12 billion. The Company recognized a pre-tax gain of $35 million and an after-tax gain of $25 million.

During 2017, the Company completed the sale of select assets in Western Canada to third parties for gross proceeds of approximately $185 million, resulting in a pre-tax gain of $46 million and an after-tax gain of $36 million. The assets and related liabilities were recorded in the Upstream Exploration and Production segment.

Assets Acquisitions

On November 8, 2017, the Company completed the purchase of the Superior Refinery, a 50,000 bbls/day permitted capacity facility located in Superior, Wisconsin, U.S., from Calumet Specialty Products Partners, L.P. (“Calumet”) for $670 million (US$527 million) in cash, which includes $108 million (US$85 million) of working capital, subject to final adjustments.

The acquisition has been accounted for as a business combination using the acquisition method. The purchase price allocation is based on management’s best estimates of fair values of acquired assets and liabilities as at November 8, 2017:

Purchase Price Allocation

($ millions)	USD	CAD
Working capital	85	108
Property, plant and equipment	454	577
Asset retirement obligation	(7)	(9)
Other long-term liabilities	(5)	(6)

Net assets acquired	527	670

The fair values of accounts receivable and accounts payable approximate their carrying values due to their short-term nature. The fair value of inventory was determined using quoted prices. The fair values of property, plant and equipment were determined based on a cost and future cash flow approach. For the cost approach, key assumptions included the cost to construct the assets and the remaining useful life. For the cash flow approach, key assumptions were the discount rate and future commodity prices. The decommissioning provision was based on the fair value of estimated future reclamation costs. Key assumptions included discount rates, cost estimates and timeline to abandon and reclaim the refinery.

The acquisition of Superior Refinery contributed $163 million to gross revenues and a loss of $13 million to consolidated net earnings from the acquisition date to December 31, 2017.

Had the acquisition occurred on January 1, 2017, the Superior Refinery would have contributed $1.1 billion to gross revenues and $93 million to consolidated net earnings, which would have resulted in gross revenues of $19.9 billion and consolidated net earnings of $892 million for the year ended December 31, 2017.

Acquisition costs of $8 million have been charged to selling, general and administrative expenses in the consolidated statements of income for the year ended December 31, 2017.

Husky Energy Inc. | Consolidated Financial Statements | 28

Note 10 Goodwill

Goodwill

($ millions)	December 31, 2017	December 31, 2016
Beginning of year	679	700
Exchange adjustments	(46)	(21)

End of year	633	679

As at December 31, 2017, the Company’s goodwill balance related entirely to the Lima Refinery. For impairment testing purposes, the recoverable amount of the Lima Refinery CGU was estimated using the higher of FVLCS and VIU methodology based on cash flows expected over a 50-year period and discounted using a pre-tax discount rate of 8 percent (2016 – 8 percent).

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

Cash flow projections for the initial 10-year period are based on long range plan future cash flows and inflated by a 2 percent long-term growth rate for the remaining 40-year period. The inflation rate was based upon an average expected inflation rate for the U.S. of 2 percent (2016 – 2 percent). As at December 31, 2017, the recoverable amount exceeded the carrying amount and no impairment was identified.

The Company used the market capitalization and comparative market multiplier to corroborate discounted cash flow results.

Note 11 Joint Arrangements

Joint Operations

BP-Husky Refining LLC

The Company holds a 50 percent ownership interest in BP-Husky Refining LLC, which owns and operates the BP-Husky Toledo Refinery in Ohio. On March 31, 2008, the Company completed a transaction with BP whereby BP contributed the BP-Husky Toledo Refinery plus inventories and other related net assets and the Company contributed US$250 million in cash and a contribution payable of US $2.6 billion.

The Company’s proportionate share of the contribution payable included in the consolidated balance sheets is as follows:

Contribution Payable

($ millions)	December 31, 2017	December 31, 2016
Beginning of year	146	348
Accretion (note 21)	2	6
Paid	(142)	(193)
Foreign exchange	(6)	(15)

End of year	—	146

The Company amended the terms of payment of the Company’s contribution payable with BP-Husky Refining LLC in the first quarter of 2015. In accordance with the amendment, US$1 billion of the net contribution payable was paid on February 2, 2015. Subsequent to the payment, BP-Husky Refining LLC distributed US$1 billion to each of the joint arrangement partners, which resulted in the creation of a deferred tax asset and deferred tax recovery of $203 million. As a result of the prepayment, the accretion rate was reduced from 6 percent to 2.5 percent for the future term of the agreement and the remaining maturity date was extended to December 31, 2017. The remaining net contribution payable amount of approximately US$110 million (CDN $142 million) was repaid in 2017.

Husky Energy Inc. | Consolidated Financial Statements | 29

Summarized below is the Company’s proportionate share of operating results and financial position in the BP-Husky Refining LLC joint operation that have been included in the consolidated statements of income and the consolidated balance sheets in U.S. Refining and Marketing in the Downstream segment:

Results of Operations

($ millions)	2017	2016
Revenues	2,239	1,521
Expenses	(2,215)	(1,570)

Proportionate share of net earnings (loss)	24	(49)

Balance Sheets

($ millions)	December 31, 2017	December 31, 2016
Current assets	424	395
Non-current assets	2,195	2,446
Current liabilities	(324)	(324)
Non-current liabilities	(467)	(535)

Proportionate share of net assets	1,828	1,982

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

Summarized below is the Company’s proportionate share of operating results and financial position in the Sunrise Oil Sands Partnership that have been included in the consolidated statements of income and the consolidated balance sheets in Exploration and Production in the Upstream segment:

Results of Operations

($ millions)	2017	2016
Revenues	259	106
Expenses	(261)	(220)
Financial items	(28)	(28)

Proportionate share of net loss	(30)	(142)

Balance Sheets

($ millions)	December 31, 2017	December 31, 2016
Current assets	76	57
Non-current assets	2,756	3,147
Current liabilities	(129)	(98)
Non-current liabilities	(275)	(274)

Proportionate share of net assets	2,428	2,832

Husky Energy Inc. | Consolidated Financial Statements | 30

Joint Venture

Husky-CNOOC Madura Ltd.

The Company currently holds 40 percent joint control in Husky-CNOOC Madura Ltd., which is engaged in the exploration for and production of oil and gas resources in Indonesia. Results of the joint venture are included in the consolidated statements of income in Exploration and Production in the Upstream segment.

Summarized below is the financial information for Husky-CNOOC Madura Ltd. accounted for using the equity method:

Results of Operations

($ millions, except share of equity investment)	2017	2016
Revenues	97	—
Expenses	(80)	(32)

Net earnings (loss)	17	(32)
Share of equity investment (percent)	40%	40%

Proportionate share of equity investment	12	(1)

Balance Sheets

($ millions, except share of equity investment)	December 31, 2017	December 31, 2016
Current assets(1)	152	67
Non-current assets	1,993	1,111
Current liabilities	(1,021)	(134)
Non-current liabilities	(898)	(836)

Net assets	226	208
Share of net assets (percent)	40%	40%

Carrying amount in balance sheet	553	488

(1)	Current assets include cash and cash equivalents of $26 million (2016 – $7 million).

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

Husky Energy Inc. | Consolidated Financial Statements | 31

Husky Midstream Limited Partnership

On July 15, 2016, the Company completed the sale of its ownership interest in select midstream assets in the Lloydminster region of Alberta and Saskatchewan. The assets are held by a newly-formed limited partnership, HMLP, of which Husky owns 35 percent, PAH owns 48.75 percent and CKI owns 16.25 percent. Results of the joint venture are included in the consolidated statements of income in Infrastructure and Marketing in the Upstream segment.

Summarized below is the financial information for HMLP accounted for using the equity method:

Results of Operations

($ millions, except share of equity investment)	2017	2016
Revenues	294	138
Expenses	(107)	(97)

Net income	187	41
Share of equity investment (percent)	35%	35%

Proportionate share of equity investment	49	16

Balance Sheet

($ millions, except share of net assets)	December 31, 2017	December 31, 2016
Current assets(1)	152	55
Non-current assets	2,617	2,403
Current liabilities	(75)	(44)
Non-current liabilities	(690)	(590)

Net assets	2,004	1,824
Share of net assets (percent)	35%	35%

Carrying amount in balance sheet	685	640

(1)	Current assets include cash and cash equivalents of $28 million (2016 – $23 million).

The Company’s share of equity investment and carrying amount of share of net assets does not equal the 35 percent joint control of the net income and net assets of HMLP due to the potential fluctuation in the partnership profit structure.

Note 12 Other Assets

Other Assets

($ millions)	December 31, 2017	December 31, 2016
Long-term receivables	144	117
Leasehold incentives	2	13
Precious metals	21	23
Other	18	19

End of period	185	172

Note 13 Bank Operating Loans

At December 31, 2017, the Company had unsecured short-term borrowing lines of credit with banks totalling $850 million(1) (December 31, 2016 – $670 million) and letters of credit under these lines of credit totalling $422 million (December 31, 2016 – $378 million). As at December 31, 2017, bank operating loans were nil (December 31, 2016 – nil). Interest payable is based on Bankers’ Acceptance, CAD Prime Rate, U.S. LIBOR, or U.S. Base Rates.

The Sunrise Oil Sands Partnership has an unsecured demand credit facility of $10 million (December 31, 2016 – $10 million) available for general purposes. The Company’s proportionate share of the liability for any drawings under this credit facility is $5 million (December 31, 2016 – $5 million). As at December 31, 2017, there was no balance outstanding under this credit facility (December 31, 2016 – nil).

(1)	Includes $75 million demand facility available specifically for letters of credit only.

Husky Energy Inc. | Consolidated Financial Statements | 32

Note 14 Accounts Payable and Accrued Liabilities

Accounts Payable and Accrued Liabilities

($ millions)	December 31, 2017	December 31, 2016
Trade payables	950	762
Accrued liabilities	1,791	1,275
Dividend payable (note 19)	9	9
Stock-based compensation	30	17
Derivatives due within one year	115	61
Other	138	102

End of year	3,033	2,226

Note 15 Debt and Credit Facilities

Short-term Debt

($ millions)	December 31, 2017	December 31, 2016
Commercial paper(1)	200	200

(1)

The commercial paper is supported by the Company’s syndicated credit facilities and the Company is authorized to issue commercial paper up to a maximum of $1.0 billion having a term not to exceed 365 days. The weighted average interest rate as at December 31, 2017 was 1.40 percent per annum (December 31, 2016 – 0.93 percent).

Long-term Debt

		Canadian $ Amount		U.S. $ Denominated
($ millions)	Maturity	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Long-term debt
6.15% notes(1)(3)	2019	376	403	300	300
7.25% notes(1)(4)	2019	939	1,007	750	750
5.00% notes(5)	2020	400	400	—	—
3.95% notes(1)(4)	2022	626	671	500	500
4.00% notes(1)(4)	2024	939	1,007	750	750
3.55% notes(5)	2025	750	750	—	—
3.60% notes(5)	2027	750	—	—	—
6.80% notes(1)(4)	2037	484	519	387	387
Debt issue costs(2)		(24)	(23)	—	—
Unwound interest rate swaps (note 24)(6)		—	2	—	—

Long-term debt		5,240	4,736	2,687	2,687

Long-term debt due within one year 6.20% notes(1)(4)	2017	—	403	—	300

Long-term debt due within one year		—	403	—	300

(1)

All of the Company’s U.S. dollar denominated debt is designated as a hedge of the Company’s net investment in selected foreign operations with a U.S. dollar functional currency. Refer to Note 24 for Foreign Currency Risk Management.

(2)	Calculated using the effective interest rate method.
(3)	The 6.15% notes represent unsecured securities under a trust indenture dated June 14, 2002.
(4)	The 7.25%, the 3.95%, the 4.00%, the 6.80% and the 6.20% notes represent unsecured securities under a trust indenture dated September 11, 2007.
(5)	The 5.00%, the 3.55% and the 3.60% notes represent unsecured securities under a trust indenture dated December 21, 2009.
(6)	Unwound interest rate swaps as at December 31, 2017 was less than $1 million.

During the year ended December 31, 2017, the Company had a net cumulative long-term debt issuance of $385 million (2016 – net cumulative long-term debt repayments of $768 million) towards the Company’s long-term debt.

Husky Energy Inc. | Consolidated Financial Statements | 33

Credit Facilities

On November 30, 2017, the maturity date for one of the Company’s $2.0 billion revolving syndicated credit facility, previously set to expire on June 19, 2018, was extended to June 19, 2022.

As at December 31, 2017 the covenant under the Company’s syndicated credit facilities was a debt to capital covenant, calculated as total debt (long-term debt including long-term debt due within one year and short-term debt) and certain adjusting items specified in the agreement divided by total debt, shareholders’ equity and certain adjusting items specified in the agreement. This covenant is used to assess the Company’s financial strength. If the Company does not comply with the covenants under the syndicated credit facilities, there is the risk that repayment could be accelerated. The Company was in compliance with the syndicated credit facility covenants at December 31, 2017, and assessed the risk of non-compliance to be low. As at December 31, 2017, the Company had no borrowings under its $2.0 billion facility expiring March 9, 2020 (December 31, 2016 – no borrowings) and no borrowings under its $2.0 billion facility expiring June 19, 2022 (December 31, 2016 – no borrowings).

There continues to be no difference between the terms of these facilities, other than their maturity dates. Interest payable is based on Bankers’ Acceptance, CAD Prime Rate, U.S. LIBOR, or U.S. Base Rates, depending on the borrowing option selected and credit ratings assigned by certain credit rating agencies to the Company’s rated senior unsecured debt.

Notes

On November 15, 2016, the Company repaid the maturing 7.55 percent notes issued under a trust indenture dated October 31, 1996. The amount paid to noteholders was $280 million, including $10 million of interest.

On March 10, 2017, the Company issued $750 million of 3.60 percent notes due March 10, 2027. This was completed by way of a prospectus supplement dated March 7, 2017, to the Company’s universal short form base shelf prospectus dated February 23, 2015 (the “2015 Canadian Shelf Prospectus”). The notes are redeemable at the option of the Company at any time, subject to a make-whole premium unless the notes are redeemed in the three month period prior to maturity. Interest is payable semi-annually on March 10 and September 10 of each year, beginning September 10, 2017. The notes are unsecured and unsubordinated and rank equally with all of the Company’s other unsecured and unsubordinated indebtedness.

On March 30, 2017, the Company filed a universal short form base shelf prospectus (the “2017 Canadian Shelf Prospectus”) with applicable securities regulators in each of the provinces of Canada that enables the Company to offer up to $3.0 billion of common shares, preferred shares, debt securities, subscription receipts, warrants and other units in Canada up to and including April 30, 2019. The 2017 Canadian Shelf Prospectus replaces the 2015 Canadian Shelf Prospectus, which expired on March 23, 2017.

On September 15, 2017, the Company repaid the maturing 6.20 percent notes issued under a trust indenture dated September 11, 2007. The amount paid to note holders was $365 million, including $11 million of interest.

At December 31, 2017, the Company had unused capacity of $3.0 billion under its 2017 Canadian Shelf Prospectus and US$3.0 billion under its 2015 U.S. Shelf Prospectus and related U.S. registration statement.

On January 29, 2018, the Company filed a universal short form base shelf prospectus (the ”2018 U.S. Shelf Prospectus”) with the Alberta Securities Commission. On January 30, 2018, the Company’s related U.S. registration statement with the SEC containing the 2018 U.S. Shelf Prospectus became effective which enables the Company to offer up to US$3.0 billion of debt securities, common shares, preferred shares, subscription receipts, warrants and units of the Company in the U.S. up to and including February 29, 2020. During the 25-month period that the 2018 U.S. Shelf Prospectus and the related U.S registration statement are effective, securities may be offered in amounts, at prices and on terms set forth in a prospectus supplement. The 2018 U.S. Shelf Prospectus replaced the 2015 U.S. Shelf Prospectus.

The Company’s notes, credit facilities and short-term lines of credit rank equally in right of payment.

Husky Energy Inc. | Consolidated Financial Statements | 34

Reconciliation of Changes of Liabilities to Cash Flows from Financing Activities

	Liabilities
		Long-term debt		Other long-
($ millions)	Short-term debt	due within one year	Long-term debt	term liabilities
December 31, 2016	200	403	4,736	1,020
Changes from financing cash flows
Long-term debt issuance	—	—	750	—
Long-term debt repayment	—	(365)	—	—
Debt issue costs	—	—	(6)	—
Other	—	—	—	18

Total change from financing cash flows	—	(365)	744	18

Other changes - liability-related
Foreign exchange	—	(38)	—	(28)
Fair value changes	—	—	—	3
Addition of finance lease obligations	—	—	—	269
Payment of finance lease obligations	—	—	—	(29)
Deferred revenue	—	—	—	(16)
Amortization of debt issuance costs	—	—	3	—
Foreign exchange recognized in OCI	—	—	(243)	—

Total other changes - liability related	—	(38)	(240)	199

December 31, 2017	200	—	5,240	1,237

Note 16 Asset Retirement Obligations

At December 31, 2017, the estimated total undiscounted inflation-adjusted amount required to settle the Company’s ARO was $9.7 billion (December 31, 2016 – $11.4 billion). These obligations will be settled based on the useful lives of the underlying assets, which currently extend an average of 42 years (December 31, 2016 – 41 years) into the future. This amount has been discounted using credit-adjusted risk-free rates of 2.9 percent to 4.8 percent (December 31, 2016 – 2.8 percent to 5.3 percent) and an inflation rate of 2 percent (December 31, 2016 – 2 percent). Obligations related to future environmental remediation and cleanup of oil and gas assets are included in the estimated ARO.

The change in the provision in 2017 is primarily due to the disposition of select legacy Western Canada crude oil and natural gas assets in 2017 and 2016.

While the provision is based on management’s best estimates of future costs, discount rates and the economic lives of the assets, there is uncertainty regarding the amount and timing of incurring these costs.

A reconciliation of the carrying amount of asset retirement obligations at December 31, 2017 and 2016 is set out below:

Asset Retirement Obligations

($ millions)	2017	2016
Beginning of year	2,791	2,984
Additions	47	16
Liabilities settled	(136)	(87)
Liabilities disposed	(420)	(452)
Change in discount rate	143	205
Change in estimates	(2)	25
Exchange adjustment	(9)	(26)
Accretion (note 21)	112	126

End of year	2,526	2,791

Expected to be incurred within 1 year	274	218
Expected to be incurred beyond 1 year	2,252	2,573

Husky Energy Inc. | Consolidated Financial Statements | 35

The Company had deposited funds of $192 million (2016 – $156 million) into the restricted cash account, of which $95 million relates to the Wenchang field and have been classified as current and the remaining balance of $97 million have been classified as non-current. The Company’s participation in the Wenchang field expired in November 2017, and resolution on the decommissioning and disposal expenses was finalized in January 2018.

Note 17 Other Long-term Liabilities

Other Long-term Liabilities

($ millions)	December 31, 2017	December 31, 2016
Employee future benefits (note 22)	248	208
Finance lease obligations	498	288
Stock-based compensation	32	14
Deferred revenue	284	321
Leasehold incentives	101	104
Other	74	85

End of year	1,237	1,020

Finance lease obligations

The Company, on behalf of the Sunrise Oil Sands Partnership, entered into an arrangement for the construction and use of pipeline and storage facilities in its oil sands operations for a minimum period of 20 years with options to renew.

During the year ended December 31, 2017, the Company entered into an arrangement to lease a supply vessel to support the West White Rose Project and other Atlantic operations for a minimum period of 10 years with options to renew. The Company also entered into a five year refining feedstock transportation arrangement and an 18 year hydrogen supply arrangement. The substance of these arrangements have been determined to be finance lease obligations.

The future minimum lease payments under existing finance leases are payable as follows:

	Within 1 year		After 1 year but no more than 5 years		More than 5 years		Total
($ millions)	2017	2016	2017	2016	2017	2016	2017	2016
Future minimum lease payments	69	35	258	140	993	764	1,320	939
Interest	48	30	174	112	594	505	816	647
Present value of minimum lease payments	66	33	194	102	244	153	504	288

Note 18 Income Taxes

The major components of income tax expense for the years ended December 31, 2017 and 2016 were as follows:

Income Tax Expense (Recovery)

($ millions)	2017	2016
Current income tax
Current income tax charge	28	90
Adjustments to current income tax estimates	(31)	(91)

	(3)	(1)

Deferred income tax
Relating to origination and reversal of temporary differences	83	(121)
Adjustments to deferred income tax estimates	(442)	150

	(359)	29

Husky Energy Inc. | Consolidated Financial Statements | 36

Deferred Tax Items in OCI

($ millions)	2017	2016
Deferred tax items expensed (recovered) directly in OCI
Derivatives designated as cash flow hedges	—	(1)
Remeasurement of pension plans	(4)	(6)
Exchange differences on translation of foreign operations	(82)	(40)
Hedge of net investment	38	17

	(48)	(30)

The provision for income taxes in the consolidated statements of income reflects an effective tax rate which differs from the expected statutory tax rate. Differences for the years ended December 31, 2017 and 2016 were accounted for as follows:

Reconciliation of Effective Tax Rate

($ millions, except tax rate)	2017	2016
Earnings before income taxes
Canada	(440)	615
United States	301	5
Other foreign jurisdictions	563	330

	424	950
Statutory Canadian income tax rate (percent)	27.1%	27.2%

Expected income tax	115	258
Effect on income tax resulting from:
Foreign jurisdictions	20	(3)
Non-taxable items	(1)	(272)
Adjustments with respect to previous year	(473)	59
Revaluation of foreign tax pools	(8)	(11)
Other – net	(15)	(3)

Income tax expense (recovery)	(362)	28

The statutory tax rate is 27.1 percent in 2017 (2016 – 27.2 percent). The 2017 to 2016 tax rates were similar due to no significant changes to tax rates.

Effective January 1, 2018, the U.S. Federal corporate tax rate will be reduced from 35 percent to 21 percent. Included in income tax expense for the year ended December 31, 2017 is a $436 million deferred income tax recovery related to the revaluation of the U.S. deferred tax liabilities.

The following reconciles the movements in the deferred income tax liabilities and assets:

Deferred Tax Liabilities and Assets

($ millions)	January 1, 2017	Recognized in Earnings	Recognized in OCI	Other	December 31, 2017
Deferred tax liabilities
Exploration and evaluation assets and property, plant and equipment	(3,998)	187	104	(20)	(3,727)
Foreign exchange gains taxable on realization	(224)	85	(38)	—	(177)
Debt issue costs	(2)	(1)	—	—	(3)
Other temporary differences	(21)	(69)	—	—	(90)
Deferred tax assets
Pension plans	32	4	4	—	40
Asset retirement obligations	693	(8)	(6)	—	679
Loss carry-forwards	389	150	(16)	—	523
Financial assets at fair value	20	11	—	—	31

	(3,111)	359	48	(20)	(2,724)

Husky Energy Inc. | Consolidated Financial Statements | 37

Deferred Tax Liabilities and Assets

($ millions)	January 1, 2016	Recognized in Earnings	Recognized in OCI	Other	December 31, 2016
Deferred tax liabilities
Exploration and evaluation assets and property, plant and equipment	(4,233)	187	48	—	(3,998)
Foreign exchange gains taxable on realization	(42)	(166)	(16)	—	(224)
Debt issue costs	(1)	(1)	—	—	(2)
Other temporary differences	141	(162)	—	—	(21)
Deferred tax assets
Pension plans	43	(17)	6	—	32
Asset retirement obligations	892	(196)	(3)	—	693
Loss carry-forwards	75	319	(5)	—	389
Financial assets at fair value	13	7	—	—	20

	(3,112)	(29)	30	—	(3,111)

The Company has temporary differences associated with its investments in its foreign subsidiaries, branches, and interests in joint ventures. At December 31, 2017, the Company has nil deferred tax liabilities in respect to these investments (December 31, 2016 –nil).

At December 31, 2017, the Company had $2,031 million (December 31, 2016 – $1,257 million) of tax losses that will expire between 2030 and 2037. The Company has recorded deferred tax assets in respect of these losses, as there are sufficient taxable temporary differences in the various jurisdictions to utilize these losses.

Note 19 Share Capital

Common Shares

The Company is authorized to issue an unlimited number of no par value common shares.

Common Shares	Number of Shares	Amount ($ millions)
December 31, 2015	984,328,915	7,000
Stock dividends	21,122,939	296

December 31, 2016	1,005,451,854	7,296
Share cancellation	(331,842)	(3)

December 31, 2017	1,005,120,012	7,293

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

The quarterly common share dividend was suspended by the Board of Directors in respect of the fourth quarter of 2015. At December 31, 2017, the Company had no common share dividends payable (December 31, 2016 - nil).

On February 28, 2018, the Board of Directors have reinstated the quarterly common share dividend and declared cash dividends of $0.075 per common share, for the fourth quarter of 2017. The dividends are payable on April 2, 2018 to shareholders of record at the close of business on March 20, 2018.

Husky Energy Inc. | Consolidated Financial Statements | 38

Preferred Shares

The Company is authorized to issue an unlimited number of no par value preferred shares.

Cumulative Redeemable Preferred Shares	Number of Shares	Amount ($ millions)
December 31, 2015	36,000,000	874
Series 1 shares converted to Series 2 shares	(1,564,068)	(38)
Series 2 shares converted from Series 1 shares	1,564,068	38

December 31, 2016	36,000,000	874

December 31, 2017	36,000,000	874

Cumulative Redeemable Preferred Shares Dividends

	2017		2016
($ millions)	Declared	Paid	Declared	Paid
Series 1 Preferred Shares	6	6	9	7
Series 2 Preferred Shares(1)	1	1	—	—
Series 3 Preferred Shares	11	11	11	8
Series 5 Preferred Shares	9	9	9	7
Series 7 Preferred Shares	7	7	7	5

	34	34	36	27

(1)	Series 2 Preferred Share dividends declared and paid in the year ended December 31, 2016 was less than $1 million.

At December 31, 2017 there were $9 million of Preferred Share dividends payable (December 31, 2016 - $9 million).

Holders of the Cumulative Redeemable Preferred Shares, Series 1 (the ”Series 1 Preferred Shares”) are entitled to receive a cumulative quarterly fixed dividend yielding 2.40 percent annually for a five year period ending March 31, 2021, as and when declared by the Company’s Board of Directors. Thereafter, the dividend rate will be reset every five years at a rate equal to the five-year Government of Canada bond yield plus 1.73 percent. Holders of Series 1 Preferred Shares have the right, at their option, to convert their shares into Cumulative Redeemable Preferred Shares, Series 2 (the “Series 2 Preferred Shares”), subject to certain conditions, on March 31, 2021 and on March 31 every five years thereafter.

Holders of the Series 2 Preferred Shares are entitled to receive a cumulative quarterly floating rate dividend that is reset every quarter for a five year period ending March 31, 2021, as and when declared by the Company’s Board of Directors. The dividend rate applicable to the Series 2 Preferred Shares, for the three month period commencing September 30, 2017 but excluding December 31, 2017, was 2.472 percent based on the sum of the Government of Canada 90 day Treasury bill rate on August 31, 2017 plus 1.73 percent. Holders of Series 2 Preferred Shares have the right, at their option, to convert their shares into Series 1 Preferred Shares, subject to certain conditions, on March 31, 2021 and on March 31 every fiveyears thereafter.

Holders of the Cumulative Redeemable Preferred Shares, Series 3 (the ”Series 3 Preferred Shares”) are entitled to receive a cumulative quarterly fixed dividend yielding 4.50 percent annually for the initial period ending December 31, 2019 as and when declared by the Company’s Board of Directors. Thereafter, the dividend rate will be reset every five years at the rate equal to the five-year Government of Canada bond yield plus 3.13 percent. Holders of Series 3 Preferred Shares will have the right, at their option, to convert their shares into Cumulative Redeemable Preferred Shares, Series 4 (the ”Series 4 Preferred Shares”), subject to certain conditions, on December 31, 2019 and on December 31 every five years thereafter. Holders of the Series 4 Preferred Shares will be entitled to receive cumulative quarterly floating dividends at a rate equal to the 90-day Government of Canada Treasury Bill yield plus 3.13 percent.

Holders of the Cumulative Redeemable Preferred Shares, Series 5 (the ”Series 5 Preferred Shares”) are entitled to receive a cumulative quarterly fixed dividend yielding 4.50 percent annually for the initial period ending March 31, 2020 as declared by the Board of Directors. Thereafter, the dividend rate will be reset every 5 years at the rate equal to the five-year Government of Canada bond yield plus 3.57 percent. Holders of Series 5 Preferred Shares will have the right, at their option, to convert their shares into Cumulative Redeemable Preferred Shares, Series 6 (the ”Series 6 Preferred Shares”), subject to certain conditions, on March 31, 2020 and on March 31 every five years thereafter. Holders of the Series 6 Preferred Shares will be entitled to receive cumulative quarterly floating dividends at a rate equal to the 90-day Government of Canada Treasury Bill yield plus 3.57 percent.

Husky Energy Inc. | Consolidated Financial Statements | 39

Holders of the Cumulative Redeemable Preferred Shares, Series 7 (the ”Series 7 Preferred Shares”) are entitled to receive a cumulative fixed dividend yielding 4.60 percent annually for the initial period ending June 30, 2020 as declared by the Board of Directors. Thereafter, the dividend rate will be reset every 5 years at the rate equal to the five-year Government of Canada bond yield plus 3.52 percent. Holders of the Series 7 Preferred Shares will have the right, at their option, to convert their shares into Cumulative Redeemable Preferred Shares, Series 8 (the ”Series 8 Preferred Shares”), subject to certain conditions, on June 30, 2020 and on June 30 every 5 years thereafter. Holders of the Series 8 Preferred Shares will be entitled to receive cumulative quarterly floating dividends at a rate equal to the 90-day Government of Canada Treasury Bill yield plus 3.52 percent.

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

Included in accounts payable and accrued liabilities and other long-term liabilities in the consolidated balance sheets at December 31, 2017 was $21 million (December 31, 2016 – $8 million) representing the estimated fair value of options outstanding. The total expense recognized in selling, general and administrative expenses in the consolidated statements of income for the Option Plan for the year ended December 31, 2017 was $13 million (2016 – $7 million). At December 31, 2017, stock options exercisable for cash had an intrinsic value of $12 million (December 31, 2016 – $1 million).

The following options to purchase common shares have been awarded to officers and certain other employees:

Outstanding and Exercisable Options

	2017		2016
	Number of Options (thousands)	Weighted Average Exercise Prices ($)	Number of Options (thousands)	Weighted Average Exercise Prices ($)
Outstanding, beginning of year	25,459	26.26	27,621	28.79
Granted(1)	5,544	16.13	5,381	15.67
Expired or forfeited	(8,358)	25.62	(7,543)	27.94

Outstanding, end of year	22,645	23.96	25,459	26.26

Exercisable, end of year	12,946	28.91	15,662	29.03

(1)	Options granted during the year ended December 31, 2017 were attributed a fair value of $2.01 per option (2016 – $2.26) at grant date.

Outstanding and Exercisable Options

	Outstanding Options			Exercisable Options
Range of Exercise Price	Number of Options (thousands)	Weighted Average Exercise Prices ($)	Weighted Average Contractual Life (years)	Number of Options (thousands)	Weighted Average Exercise Prices ($)
$ 14.20 – $ 29.99	14,281	18.89	3.3	4,582	22.18
$ 30.00 – $ 36.20	8,364	32.60	0.72	8,364	32.60

December 31, 2017	22,645	23.96	2.35	12,946	28.91

Husky Energy Inc. | Consolidated Financial Statements | 40

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

Black-Scholes Assumptions	December 31, 2017	December 31, 2016
	Tandem Options	Tandem Options
Dividend per option	0.72	0.96
Range of expected volatilities used (percent)	16.7 - 32.9	24.9 - 39.6
Range of risk-free interest rates used (percent)	0.9 - 1.9	0.4 - 1.1
Expected life of share options from vesting date (years)	1.95	1.91
Expected forfeiture rate (percent)	9.0%	9.3%
Weighted average exercise price	25.46	27.72
Weighted average fair value	1.15	0.37

The expected life of the share options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur.The expected volatility reflects the assumption that the historical volatility over a period similar to the expected life of the options is indicative of future trends, which may also not necessarily be the actual outcome.

Performance Share Units

In February 2010, the Compensation Committee of the Board of Directors of the Company established the Performance Share Unit Plan for executive officers and certain employees of the Company. The term of each PSU is three years, and the PSU vests on the second and third anniversary dates of the grant date in percentages determined by the Compensation Committee based on the Company’s total shareholder return relative to a peer group of companies and achieving a ROCIU target set by the Company. ROCIU equals net earnings plus after tax interest expense divided by the two-year average capital employed, less any capital invested in assets that are not in use. Net earnings is adjusted for the difference between actual realized and budgeted commodity prices and foreign exchange rates and other actual and budgeted exceptional items. Upon vesting, PSU holders receive a cash payment equal to the number of vested PSUs multiplied by the weighted average trading price of the Company’s common shares for the five preceding trading days. As at December 31, 2017, the carrying amount of the liability relating to PSUs was $41 million (December 31, 2016 – $24 million). The total expense recognized in selling, general and administrative expenses in the consolidated statements of income for the PSUs for the year ended December 31, 2017 was $32 million (2016 – $26 million). The Company paid out $15 million (2016 – $18 million) for performance share units which vested in the year. The weighted average contractual life of the PSUs at December 31, 2017 was two years (December 31, 2016 – one and a half years).

The number of PSUs outstanding was as follows:

Performance Share Units	2017	2016
Beginning of year	4,863,690	5,122,626
Granted	5,667,970	2,250,110
Exercised	(966,932)	(1,167,256)
Forfeited	(1,202,810)	(1,341,790)

Outstanding, end of year	8,361,918	4,863,690

Vested, end of year	2,262,954	1,490,243

Husky Energy Inc. | Consolidated Financial Statements | 41

Earnings per Share

Earnings per Share

($ millions)	2017	2016
Net earnings	786	922
Effect of dividends declared on preferred shares in the year	(34)	(36)

Net earnings – basic	752	886
Dilutive effect of accounting for stock options as cash-settled(1)	4	(3)

Net earnings – diluted	756	883

(millions)
Weighted average common shares outstanding – basic and diluted	1,005.3	1,004.9
Earnings per share – basic ($/share)	0.75	0.88
Earnings per share – diluted ($/share)	0.75	0.88

(1)

Stock-based compensation expense was $13 million based on cash-settlement for the year ended December 31, 2017 (2016 – $7 million). Stock-based compensation expense would have been $9 million based on equity-settlement for the year ended December 31, 2017 (2016 – $10 million). For the year ended December 31, 2017, cash-settlement of stock options was used to calculate diluted earnings per share as it was considered more dilutive than equity-settlement.

For the year ended December 31, 2017, 23 million tandem options (2016 – 25 million) were excluded from the calculation of diluted earnings per share as these options were anti-dilutive.

Note 20 Production, Operating and Transportation and Selling, General and Administrative Expenses

The following table summarizes production, operating and transportation expenses in the consolidated statements of income for the years ended December 31, 2017 and 2016:

Production, Operating and Transportation Expenses

($ millions)	2017	2016
Services and support costs	930	983
Salaries and benefits	664	631
Materials, equipment rentals and leases	248	259
Energy and utility	453	413
Licensing fees	200	246
Transportation	26	30
Other	158	162

Total production, operating and transportation expenses	2,679	2,724

Husky Energy Inc. | Consolidated Financial Statements | 42

The following table summarizes selling, general and administrative expenses in the consolidated statements of income for the years ended December 31, 2017 and 2016:

Selling, General and Administrative Expenses

($ millions)	2017	2016
Employee costs(1)	395	319
Stock-based compensation expense(2)	45	33
Contract services	100	85
Equipment rentals and leases	37	36
Maintenance and other	73	71

Total selling, general and administrative expenses	650	544

(1)

Employee costs are comprised of salary and benefits earned during the year, plus cash bonuses awarded during the year. Annual bonus awards settled in shares are included in stock-based compensation expense.

(2)	Stock-based compensation expense represents the cost to the Company for participation in share-based payment plans.

Note 21 Financial Items

Financial Items

($ millions)	2017	2016
Foreign exchange
Non-cash working capital gains (losses)	(3)	4
Other foreign exchange gains (losses)	(3)	9

Net foreign exchange gains (losses)	(6)	13

Finance income	37	17

Finance expenses
Long-term debt	(342)	(330)
Contribution payable (note 11)	(2)	(6)
Other	(4)	(17)

	(348)	(353)
Interest capitalized(1)	68	78

	(280)	(275)
Accretion of asset retirement obligations (note 16)	(112)	(126)

Finance expenses	(392)	(401)

Total Financial Items	(361)	(371)

(1)	Interest capitalized on project costs is calculated using the Company’s annualized effective interest rate of 5 percent (2016 – 5 percent).

Note 22 Pensions and Other Post-employment Benefits

The Company currently provides defined contribution pension plans for all qualified employees and two other post-employment benefit plans to its retirees. The other post-employment benefit plans provide certain retired employees with health care and dental benefits. The Company also maintains two defined benefit pension plans, which are closed to new entrants. The defined benefit pension plans provide pension benefits to certain employees based on years of service and final average earnings. The amount and timing of funding of these plans is subject to the funding policy as approved by the Board of Directors.

The measurement date of all plan assets and the accrued benefit obligations was December 31, 2017. The Company is required to file an actuarial valuation of its defined benefit pension with the provincial or state regulator at least every three years. The most recent actuarial valuation was December 31, 2016 for the Canadian defined benefit plan. The most recent actuarial valuation was December 31, 2014 for the Canadian Other Post-employment benefit plan. The most recent actuarial valuation of the U.S. Other Post-employment benefit plan was December 31, 2015.

Husky Energy Inc. | Consolidated Financial Statements | 43

Defined Contribution Pension Plan

During the year ended December 31, 2017, the Company recognized a $46 million expense (2016 – $46 million) for the defined contribution plan and the two U.S. 401(k) plans in net earnings.

Defined Benefit Pension Plan (“DB Pension Plan”) and Other Post-employment Benefit Plans (“OPEB Plans”)

Defined Benefit Obligation

	DB Pension Plan		OPEB Plans
($ millions)	2017	2016	2017	2016
Beginning of year	178	177	213	180
Current service cost	1	1	15	13
Interest cost	4	6	8	7
Benefits paid	(9)	(11)	(4)	(3)
Settlements	(140)	—	—	—
Increase due to business combinations(1)	34	—	—	—
Remeasurements
Actuarial (gain) loss – experience	3	(1)	—	(1)
Actuarial loss – financial assumptions	5	6	12	17

End of year	76	178	244	213

(1)	The Superior Refinery DB pension plan was transferred from Calumet GP.LLC to Husky Energy Inc. effective November 2017. Please refer to Note 9 for business combination.

Fair Value of Plan Assets

	DB Pension Plan		OPEB Plans
($ millions)	2017	2016	2017	2016
Beginning of year	183	181	—	—
Contributions by employer	6	2	—	—
Benefits paid	(9)	(11)	—	—
Interest income	4	6	—	—
Return on plan assets greater than discount rate	4	5	—	—
Settlements	(148)	—	—	—
Increase due to business combinations(1)	27	—	—	—

End of year	67	183	—	—

(1)	The Superior Refinery DB pension plan was transferred from Calumet GP.LLC to Husky Energy Inc. effective November 2017. Please refer to Note 9 for business combination.

Funded status

	DB Pension Plan		OPEB Plans
($ millions)	2017	2016	2017	2016
Net asset (liability)	(9)	5	(244)	(213)

The Company has accrued the total net liability for the DB Pension Plan and the OPEB Plans in the consolidated balance sheets in other long-term liabilities.

On July 27, 2017, the Company completed a series of transactions related to the Canadian DB Pension Plan. The most recent actuarial valuation at the transaction date was at December 31, 2016. Defined benefit assets and accrued obligations were remeasured immediately prior to the transactions. DB Pension Plan assets of $148 million, including a one-time cash contribution by the Company of $5 million, were used to settle $140 million of the defined benefit obligation related to the inactive plan members. This resulted in the Company recognizing a $8 million loss on settlement in Other – net expense.

As part of a risk management strategy the Company also purchased a $48 million annuity to offset the related $42 million defined benefit obligation for the active plan members. This resulted in a $3 million actuarial loss (net of tax of $1 million) on plan assets recorded in other comprehensive income.

The Company will continue to accrue service costs for the active plan members and the contribution to the plan for the next annual reporting period.

In November 2017, the Company also acquired a small defined benefit pension plan for the employees of the Superior Refinery which is closed to new entrants.

Husky Energy Inc. | Consolidated Financial Statements | 44

The composition of the DB Pension Plan assets at December 31, 2017 and 2016 was as follows:

DB Pension Plan Assets

(percent)	Target allocation range	2017	2016
Money market type funds	—	0.2	0.6
Equity securities	—	—	43.8
Debt securities	100	99.8	55.6

The following table summarizes amounts recognized in net earnings and OCI for the DB Pension Plan and the OPEB Plans for the years ended December 31, 2017 and 2016:

	DB Pension Plan		OPEB Plans
($ millions)	2017	2016	2017	2016
Amounts recognized in net earnings
Current service cost	1	1	15	13
Past service cost	1	—	—	—
Net Interest cost	—	—	8	7
Settlement loss	8	—	—	—

Benefit cost	10	1	23	20

Remeasurements
Actuarial (gain) loss due to liability experience	3	(1)	—	(1)
Actuarial loss due to liability assumption changes	5	6	12	17
Gain on plan assets	(4)	(5)	—	—

Remeasurement effects recognized in OCI	4	—	12	16

The following long-term assumptions were used to estimate the value of the defined benefit obligations, the plan assets and the OPEB Plans:

Assumptions

	DB Pension Plan		OPEB Plans
(percent)	2017	2016	2017	2016
Discount rate for benefit expense and obligation	3.4 - 3.5	3.5 - 3.8	3.4 - 3.9	3.7 - 4.1
Rate of compensation expense	3.5	3.5	N/A	N/A

The average health care cost trend rate used for the benefit expense for the Canadian OPEB Plan was 7.0 percent for 2017, grading 0.5 percent per year for 4 years to 5.0 percent in 2021 and thereafter. The average health care cost trend rate used for the obligation related to the Canadian OPEB Plan was 6.5 percent for 2017, grading 0.4 percent per year for 4 years to 5.0 percent in 2021 and thereafter.

The average health care cost trend rate used for the benefit expense for the U.S. OPEB Plan was 6.5 percent for 2017, grading 0.30 percent per year for 5 years to 5.0 percent per year in 2022 and thereafter.The average health care cost trend rate used for the obligation related to the U.S. OPEB Plan was 6.0 percent for 2017, grading 0.20 percent per year for 5 years to 5.0 percent in 2022 and thereafter.

The sensitivity of the defined benefit and OPEB obligation to changes in relevant actuarial assumption is shown below:

Sensitivity Analysis

	DB Pension Plan		OPEB Plans
($ millions)	1% increase	1% decrease	1% increase	1% decrease
Discount rate	(9)	11	(41)	47
Health care cost trend rate	N/A	N/A	47	(36)

Husky Energy Inc. | Consolidated Financial Statements | 45

Note 23 Cash Flows – Change in Non-cash Working Capital

Non-cash Working Capital

($ millions)	2017	2016
Decrease (increase) in non-cash working capital
Accounts receivable	(329)	(332)
Inventories	(264)	(334)
Prepaid expenses	(38)	131
Accounts payable and accrued liabilities	1,201	(33)

Change in non-cash working capital	570	(568)

Relating to:
Operating activities	398	(227)
Financing activities	—	(68)
Investing activities	172	(273)

Note 24 Financial Instruments and Risk Management

Financial Instruments

The Company’s financial instruments include cash and cash equivalents, accounts receivable, restricted cash, accounts payable and accrued liabilities, short-term debt, long-term debt, contribution payable, derivatives, portions of other assets and other long-term liabilities.

The following table summarizes the Company’s financial instruments that are carried at fair value in the consolidated balance sheets:

Financial Instruments at Fair Value

($ millions)	December 31, 2017	December 31, 2016
Commodity contracts - fair value through profit or loss (”FVTPL”)
Natural gas(1)	(13)	5
Crude oil(2)	(57)	(30)
Foreign currency contracts - FVTPL
Foreign currency forwards	1	—
Other assets – FVTPL	1	1
Hedge of net investment(3)(4)	(584)	(827)

End of year	(652)	(851)

(1)

Natural gas contracts includes a $3 million decrease at December 31, 2017 (December 31, 2016 – $11 million increase) to the fair value of held-for-trading inventory, recognized in the consolidated balance sheets, related to third party physical purchase and sale contracts for natural gas held in storage. Total fair value of the related natural gas storage inventory was $5 million at December 31, 2017 (December 31, 2016 – $45 million).

(2)

Crude oil contracts includes an $5 million increase at December 31, 2017 (December 31, 2016 – $17 million increase) to the fair value of held-for-trading inventory, recognized in the consolidated balance sheets, related to third party crude oil physical purchase and sale contracts. Total fair value of the related crude oil inventory was $232 million at December 31, 2017 (December 31, 2016 – $354 million).

(3)	Hedging instruments are presented net of tax.
(4)

Represents the translation of the Company’s U.S. dollar denominated long-term debt designated as a hedge of the Company’s net investment in selected foreign operations with a U.S. dollar functional currency.

The Company’s other financial instruments that are not related to derivatives, contingent consideration or hedging activities are included in cash and cash equivalents, accounts receivable, restricted cash, accounts payable and accrued liabilities, short-term debt, long-term debt, contribution payable, and portions of other assets and other long-term liabilities. These financial instruments are classified as loans and receivables or other financial liabilities and are carried at amortized cost. Excluding long-term debt, the carrying values of these financial instruments and cash and cash equivalents approximate their fair values.

The fair value of long-term debt represents the present value of future cash flows associated with the debt. Market information, such as treasury rates and credit spreads, are used to determine the appropriate discount rates. These fair value determinations are compared to quotes received from financial institutions to ensure reasonability. At December 31, 2017, the carrying value of the Company’s long-term debt was $5.2 billion and the estimated fair value was $5.6 billion (December 31, 2016 carrying value of $5.1 billion, estimated fair value of $5.5 billion).

Husky Energy Inc. | Consolidated Financial Statements | 46

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

Risk Management Overview

The Company is exposed to risks related to the volatility of commodity prices, foreign exchange rates and interest rates. It is also exposed to financial risks related to liquidity and credit and contract risks. In certain instances, the Company uses derivative instruments to manage the Company’s exposure to these risks. Derivative instruments are recorded at fair value in accounts receivable, inventory, other assets and accounts payable and accrued liabilities in the consolidated balance sheets. The Company has crude oil and natural gas inventory held in storage related to commodity price risk management contracts that is recognized at fair value. The Company employs risk management strategies and policies designed to ensure that any exposures to risk are in compliance with the Company’s business objectives and risk tolerance levels.

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

The Company uses derivative commodity instruments from time to time to manage exposure to price volatility on a portion of its crude oil and natural gas production, and it also uses firm commitments for the purchase or sale of crude oil and natural gas. These contracts meet the definition of a derivative instrument and have been recorded at their fair value in accounts receivable, inventory, other assets, accounts payable and accrued liabilities and other long-term liabilities.

The Company’s results will be impacted by a decrease in the price of crude oil and natural gas inventory. The Company has crude oil inventories that are feedstock, held at terminals or part of the in-process inventories at its refineries and at offshore sites. The Company also has natural gas inventory that could have an impact on earnings based on changes in natural gas prices. All these inventories are subject to a lower of cost or net realizable value test at each reporting period.

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

At December 31, 2017, the Company had designated US$2.7 billion denominated debt as a hedge of the Company’s selected net investments in its foreign operations with a U.S. dollar functional currency (December 31, 2016 – US$3.0 billion). For the year ended December 31, 2017, the unrealized gain arising from the translation of the debt was $243 million (December 31, 2016 – unrealized gain of $113 million), net of tax loss of $38 million (December 31, 2016 – loss of $17 million), which was recorded in hedge of net investment within OCI.

Husky Energy Inc. | Consolidated Financial Statements | 47

Interest Rate Risk Management

Interest rate risk is the impact of fluctuating interest rates on earnings, cash flows and valuations. To mitigate risk related to interest rates, the Company may enter into fair value or cash flow hedges using interest rate swaps.

At December 31, 2017, the balance in long-term debt related to deferred gains resulting from unwound interest rate swaps that had previously been designated as a fair value hedge was less than $1 million (December 31, 2016 – $2 million). The amortization of the accrued gain upon terminating the interest rate swaps resulted in an offset to finance expenses of $1 million for the year ended December 31, 2017 (December 31, 2016 – $2 million).

At December 31, 2017, the balance in other reserves related to the accrued gain from unwound forward starting interest rate swaps designated as a cash flow hedge was $15 million (December 31, 2016 – $18 million), net of tax of $5 million (December 31, 2016 –net of tax of $6 million). The amortization of the accrued gain upon settling the interest rate swaps resulted in an offset to finance expense of $2 million for the year ended December 31, 2017 (December 31, 2016 – $2 million).

ii) Earnings Impact of Market Risk Management Contracts

The realized and unrealized gains (losses) recognized on other risk management positions for the years ended December 31, 2017 and 2016 are set out below:

Earnings Impact

	2017
($ millions)	Marketing and Other	Other –Net	Net Foreign Exchange
Commodity Price
Natural gas	(18)	—	—
Crude oil	(28)	—	—

	(46)	—	—

Foreign Currency
Foreign currency forwards	—	—	(30)

	(46)	—	(30)

Earnings Impact

	2016
($ millions)	Marketing and Other	Other –Net	Net Foreign Exchange
Commodity Price
Natural gas	(1)	—	—
Crude oil	(38)	—	—
Crude oil call options	—	(67)	—
Crude oil put options	—	(54)	—

	(39)	(121)	—

Foreign Currency
Foreign currency forwards	—	—	10

	(39)	(121)	10

Husky Energy Inc. | Consolidated Financial Statements | 48

Offsetting Financial Assets and Liabilities

The tables below outline the financial assets and financial liabilities that are subject to set-off rights and related arrangements, and the effect of those rights and arrangements on the consolidated balance sheets:

Offsetting Financial Assets and Liabilities

	As at December 31, 2017
($ millions)	Gross Amount	Amount Offset	Net Amount
Financial Assets
Financial derivatives	150	(111)	40
Normal purchase and sale agreements	639	(280)	359

End of year	789	(391)	399

Financial Liabilities
Financial derivatives	(246)	122	(123)
Normal purchase and sale agreements	(933)	353	(581)

End of year	(1,179)	475	(704)

Offsetting Financial Assets and Liabilities

	As at December 31, 2016
($ millions)	Gross Amount	Amount Offset	Net Amount
Financial Assets
Financial derivatives	57	(38)	19
Normal purchase and sale agreements	529	(199)	330

End of year	586	(237)	349

Financial Liabilities
Financial derivatives	(161)	70	(91)
Normal purchase and sale agreements	(644)	234	(410)

End of year	(805)	304	(501)

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

Commodity Price Risk(1)

($ millions)	10% price increase	10% price decrease
Crude oil price	(10)	10
Natural gas price	(8)	8

Foreign Exchange Rate(2)

	Canadian dollar	Canadian dollar
($ millions)	$0.01 increase	$0.01 decrease
U.S. dollar per Canadian dollar	1	(1)

(1)	Based on average crude oil and natural gas market prices as at December 31, 2017.
(2)	Based on the U.S./Canadian dollar exchange rate as at December 31, 2017.

Husky Energy Inc. | Consolidated Financial Statements | 49

b) Financial Risk

i) Liquidity Risk Management

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price. The Company’s processes for managing liquidity risk include ensuring, to the extent possible, that it has access to multiple sources of capital including cash and cash equivalents, cash from operating activities, undrawn credit facilities and capacity to raise capital from various debt and equity capital markets under its shelf prospectuses. The Company prepares annual capital expenditure budgets, which are monitored and updated as required. In addition, the Company requires authorizations for expenditures on projects, which assists with the management of capital.

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

The Company had the following available credit facilities as at December 31, 2017:

Credit Facilities

($ millions)	Available	Unused
Operating facilities(1) (note 13)	850	428
Syndicated bank facilities(2) (note 15)	4,000	3,800

End of year	4,850	4,228

(1)	Consists of demand credit facilities and a letter of credit facility.
(2)	Commercial paper outstanding is supported by the Company’s Syndicated credit facilities.

In addition to the credit facilities listed above, the Company had unused capacity under the Canadian Shelf Prospectus of $3.0 billion and unused capacity under the U.S Shelf Prospectus and related U.S registration statement of US$3.0 billion. The ability of the Company to raise additional capital utilizing these Shelf Prospectuses is dependent on market conditions.

The Company believes it has sufficient funding through the use of these facilities and access to the capital markets to meet its future capital requirements.

ii) Credit and Contract Risk Management

Credit and contract risk represent the financial loss that the Company would suffer if a counterparty in a transaction fails to meet its obligations in accordance with the agreed terms. The Company actively manages its exposure to credit and contract execution risk from both a customer and a supplier perspective. The Company’s accounts receivables are broad based with customers in the energy industry and midstream and end user segments and are subject to normal industry risks. The Company’s policy to mitigate credit risk includes granting credit limits consistent with the financial strength of the counterparties and customers, requiring financial assurances as deemed necessary, reducing the amount and duration of credit exposures and close monitoring of all accounts. The Company had one external customer that constituted more than 10 percent of gross revenues during the years ended December 31, 2017 and December 31, 2016. Sales to this customer were approximately $3,290 million for the year ended December 31, 2017 (December 31, 2016 – $1,832 million).

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

Husky Energy Inc. | Consolidated Financial Statements | 50

The Company’s accounts receivable was aged as follows at December 31, 2017:

Accounts Receivable Aging

($ millions)	December 31, 2017
Current	1,161
Past due (1 – 30 days)	5
Past due (31 – 60 days)	15
Past due (61 – 90 days)	1
Past due (more than 90 days)	38
Allowance for doubtful accounts	(34)

1,186

The Company recognizes a valuation allowance when collection of accounts receivable is in doubt. Accounts receivable are impaired directly when collection of accounts receivable is no longer expected. For the year ended December 31, 2017, the Company wrote off $1 million (December 31, 2016 – $3 million) of uncollectible receivables.

Note 25 Related Party Transactions

The following table lists the Company’s significant subsidiaries and jointly-controlled entities and their respective places of incorporation, continuance or organization, as the case may be, and the Company’s percentage equity interest (to the nearest whole number) as at December 31, 2017. All of the entities listed below, except as otherwise indicated, are 100 percent beneficially owned, or controlled or directed, directly or indirectly, by the Company.

Significant Subsidiaries and Joint Operations	%	Jurisdiction
Husky Oil Operations Limited	100	Alberta
Husky Energy International Corporation	100	Alberta
Lima Refining Company	100	Delaware
Husky Marketing and Supply Company	100	Delaware
Husky Oil Limited Partnership	100	Alberta
Husky Terra Nova Partnership	100	Alberta
Husky Downstream General Partnership	100	Alberta
Husky Energy Marketing Partnership	100	Alberta
Sunrise Oil Sands Partnership	50	Alberta
BP-Husky Refining LLC	50	Delaware

Each of the related party transactions described below was made on terms equivalent to those that prevail in arm’s length transactions.

The Company performs management services as the operator of the assets held by HMLP for which it earns a management fee. The Company is also the contractor for HMLP and constructs its assets on a cost recovery basis with certain restrictions. HMLP charges an access fee to the Company for the use of its pipeline systems in performing the Company’s blending business, and the Company also pays for transportation and storage services. These transactions are related party transactions, as the Company has a 35 percent ownership interest in HMLP and the remaining ownership interests in HMLP belong to PAH and CKI, which are affiliates of one of the Company’s principal shareholders. For the year ended December 31, 2017, the Company charged HMLP $412 million (December 31, 2016 – $133 million) related to construction and management services. For the year ended December 31, 2017, the Company had purchases from HMLP of $203 million (December 31, 2016 – $79 million) related to the use of the pipeline for the Company’s blending activities, transportation and storage activities, received distributions of $25 million (December 31, 2016 – nil) and paid capital contributions of $17 million (December 31, 2016 – nil). As at December 31, 2017, the Company had $67 million due from HMLP (December 31, 2016 – $26 million).

Husky Energy Inc. | Consolidated Financial Statements | 51

The Company sells natural gas to and purchases steam from the Meridian Limited Partnership (”Meridian”), owner of the Meridian cogeneration facility, for use at the facility, Upgrader and Lloydminster ethanol plant. In addition, the Company provides facilities services and personnel for the operations of the Meridian cogeneration facility, which are primarily measured and reimbursed at cost, which equates fair value. These transactions are related party transactions, as Meridian is an affiliate of one of the Company’s principal shareholders, and have been measured at fair value. For the year ended December 31, 2017, the amount of natural gas sales to Meridian totalled $45 million (December 31, 2016 – $41 million). For the year ended December 31, 2017, the amount of steam purchased by the Company from Meridian totalled $15 million (December 31, 2016 – $13 million). For the year ended December 31, 2017, the total cost recovery by the Company for facilities services was $11 million (December 31, 2016 – $12 million). At December 31, 2017 the Company had $1 million due from Meridian with respect to these transactions (December 31, 2016 – under $1 million).

At December 31, 2017, $31 million of the May 11, 2009, 7.25 percent senior notes were held by a related party, Ace Dimension Limited, and are included in long-term debt in the Company’s consolidated balance sheet. The related party transaction was measured at fair market value at the date of the transaction and has been carried out on the same terms as applied with unrelated parties.

Key management includes Directors (executive and non-executive), Executive Officers and Senior Vice – Presidents of the Company. The amounts disclosed in the table below are the amounts recognized as an expense during the reporting period related to key management personnel:

Compensation of Key Management Personnel

($ millions)	2017	2016
Short-term employee benefits(1)	16	16
Stock-based compensation(2)	31	22

	47	38

(1)

Short-term employee benefits are comprised of salary and benefits earned during the year, plus cash bonuses awarded during the year. Annual bonus awards settled in shares are included in stock-based compensation expense.

(2)	Stock-based compensation expense represents the cost to the Company for participation in share-based payment plans.

Note 26 Commitments and Contingencies

At December 31, 2017, the Company had commitments that require the following minimum future payments, which are not accrued in the consolidated balance sheets:

Minimum Future Payments for Commitments

		After 1 year but not
($ millions)	Within 1 year	more than 5 years	More than 5 years	Total
Operating leases(1)	164	477	1,540	2,181
Firm transportation agreements(1)	451	1,874	4,306	6,631
Unconditional purchase obligations(2)	1,965	5,258	6,675	13,898
Lease rentals and exploration work agreements	94	275	973	1,342
Obligations to fund equity investee(3)	51	272	451	774

	2,725	8,156	13,945	24,826

(1)	Included in operating leases and firm transportation agreements are blending and storage agreements and transportation commitments of $0.9 billion and $2.0 billion respectively with HMLP.
(2)

Includes processing services, distribution services, insurance premiums, drilling services, natural gas purchases and the purchase of refined petroleum products, which includes agreements entered into during the year totaling an incremental $385 million per year for a term of 15 years related to the expanded Canadian truck transportation network.

(3)	Equity investee refers to the Company’s investment in Husky-CNOOC Madura Ltd. joint venture, which is accounted for under the equity method for consolidated financial statement purposes.

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

Husky Energy Inc. | Consolidated Financial Statements | 52

Note 27 Capital Disclosures

The Company’s objectives when managing capital are to maintain a flexible capital structure, which optimizes the cost of capital at acceptable risk, and to maintain investor, creditor and market confidence to sustain the future development of the business. The Company manages its capital structure and makes adjustments as economic conditions and the risk characteristics of its underlying assets change. The Company considers its capital structure to include shareholders’ equity and debt which was $23.4 billion as at December 31, 2017 (December 31, 2016 – $23.0 billion). To maintain or adjust the capital structure, the Company may, from time to time, issue shares, raise debt and/or adjust its capital spending to manage its current and projected debt levels.

The Company monitors its capital structure and financing requirements using, among other things, non-GAAP financial metrics consisting of debt to capital employed and debt to funds from operations. Debt to capital employed is defined as long-term debt, long-term debt due within one year, and short-term debt divided by capital employed which is equal to long-term debt, long-term debt due within one year, short-term debt and shareholders’ equity. Debt to funds from operations is defined as long-term debt, long-term debt due within one year and short-term debt divided by funds from operations which is equal to cash flow – operating activities plus change in non-cash working capital.

The Company’s objective is to maintain a debt to capital employed target of less than 25 percent and a debt to funds from operations ratio of less than 2.0 times. At December 31, 2017, debt to capital employed was 23.2 percent (December 31, 2016 – 23.2 percent) which was within the Company’s target and debt to funds from operations was 1.6 times (December 31, 2016 – 2.4 times), which was within Company’s target. To facilitate the management of these ratios, the Company prepares annual budgets, which are updated depending on varying factors such as general market conditions and successful capital deployment. The annual budget is approved by the Board of Directors.

The Company’s share capital is not subject to external restrictions; however, the syndicated credit facilities include a debt to capital covenant, calculated as total debt (long-term debt including long-term debt due within one year and short-term debt) and certain adjusting items specified in the agreement divided by total debt, shareholders’ equity and certain adjusting items specified in the agreement. This covenant is used to assess the Company’s financial strength. If the Company does not comply with the covenants under the syndicated credit facilities, there is the risk that repayment could be accelerated. The Company was in compliance with the syndicated credit facility covenants at December 31, 2017, and assessed the risk of non-compliance to be low.

There were no changes in the Company’s approach to capital management from the previous year.

Husky Energy Inc. | Consolidated Financial Statements | 53

Document C

Form 40-F

Management’s Discussion and Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.0 Financial Summary

Selected Annual Information ($ millions, except where indicated)	2017	2016	2015
Gross revenues and Marketing and other	18,946	13,224	16,801
Net earnings (loss) by business segment
Upstream	260	1,091	(4,254)
Downstream	448	342	660
Corporate	78	(511)	(256)

Net earnings (loss)	786	922	(3,850)

Net earnings (loss) per share – basic	0.75	0.88	(3.95)
Net earnings (loss) per share – diluted	0.75	0.88	(4.01)
Adjusted net earnings (loss)(1)	882	(655)	149
Cash flow – operating activities	3,704	1,971	3,760
Funds from operations(1)	3,306	2,198	3,333
Ordinary dividends per common share(2)	0.075	—	0.900
Dividends per cumulative redeemable preferred share, series 1	0.60	0.73	1.11
Dividends per cumulative redeemable preferred share, series 2	0.57	0.42	—
Dividends per cumulative redeemable preferred share, series 3	1.13	1.13	1.19
Dividends per cumulative redeemable preferred share, series 5	1.13	1.25	0.90
Dividends per cumulative redeemable preferred share, series 7	1.15	1.15	0.62
Total assets	32,927	32,260	33,056
Net debt(3)	2,927	4,020	6,686

(1)

Adjusted net earnings and funds from operations are non-GAAP measures. The calculation of funds from operations changed in the second quarter of 2017. Prior periods have been revised to conform with the current period presentation. Refer to Section 9.3 for a reconciliation to the GAAP measures.

(2)

Dividends declared for the third quarter of 2015 were issued in the form of common shares. The quarterly common share dividend was suspended in respect of the fourth quarter of 2015, but was reinstated during the first quarter of 2018. On February 28, 2018, the Board of Directors declared a quarterly dividend of $0.075 per common share for the three-month period ended December 31, 2017. The dividend will be payable on April 2, 2018 to shareholders of record at the close of business on March 20, 2018.

(3)	Net debt is a non-GAAP measure. Refer to Section 9.3 for a reconciliation to the GAAP measure.

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 1

2.0 Husky Business Overview

Husky Energy Inc. (“Husky” or the “Company”) is one of Canada’s largest integrated energy companies and is based in Calgary, Alberta. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “HSE“ and the Cumulative Redeemable Preferred Shares Series 1, Series 2, Series 3, Series 5 and Series 7 are listed under the symbols “HSE.PR.A”,“HSE.PR.B”, “HSE.PR.C”,“HSE.PR.E”and “HSE.PR.G”,respectively. The Company operates in Canada, the United States and the Asia Pacific region with Upstream and Downstream business segments.

2.1 Corporate Strategy

The Company’s business strategy is to focus on returns from investment in a deep portfolio of opportunities that can generate increased funds from operations and free cash flow.

The Company has two main businesses: (i) an integrated Canada-U.S. Upstream and Downstream corridor ( “Integrated Corridor”); and (ii) production located offshore the east coast of Canada ( “Atlantic”) and offshore China and Indonesia ( “Asia Pacific”) (Atlantic and Asia Pacific collectively, “Offshore”).

Integrated Corridor

The Company’s business in the Integrated Corridor includes crude oil, bitumen, natural gas and natural gas liquids (“NGL”)production from Western Canada, the Lloydminster upgrading and asphalt refining complex, the Prince George Refinery, Husky Midstream Limited Partnership (35 percent working interest and operatorship), and the Lima, Toledo and Superior refineries in the U.S. midwest. Natural gas production from the Western Canada portfolio is closely aligned with the Company’s energy requirements for refining and thermal bitumen production and acts as a natural hedge.

Offshore

The Company’s Offshore business includes operations, development and exploration in Asia Pacific and Atlantic. Each area generates high-netback production, with near and long-term investment potential.

2.2 Operations Overview and 2017 Highlights

Upstream Operations

Upstream operations in the Integrated Corridor and Offshore include exploration for, and development and production of, crude oil, bitumen, natural gas and NGL (“Exploration and Production”) and marketing of the Company’s and other producers’ crude oil, natural gas, NGL, sulphur and petroleum coke, pipeline transportation, the blending of crude oil and natural gas and storage of crude oil, diluent and natural gas (“Infrastructure and Marketing”). Infrastructure and Marketing markets and distributes products to customers on behalf of Exploration and Production and is grouped in the Upstream business segment based on the nature of its interconnected operations. The Company’s Upstream operations are located primarily in Western Canada, Asia Pacific and Atlantic.

Exploration and Production

Thermal Developments

The Company is building on its thermal expertise by expanding its Lloyd thermal bitumen projects, and ramping up both the Tucker Thermal Project and the Sunrise Energy Project. The Company continued to advance its inventory of thermal projects in 2017. These long-life developments are being built with modular, repeatable designs and require low sustaining capital once brought online.

Total bitumen production, including Lloyd thermal projects, the Tucker Thermal Project and the Sunrise Energy Project, averaged 119,100 bbls/day in 2017.

Lloyd Thermal Projects

The Company expects to bring on 60,000 bbls/day of long-life thermal bitumen production over the next four years.

Development continued at the 10,000 bbls/day Rush Lake 2 Thermal Project. Construction of the central processing facility is progressing ahead of schedule (65 percent complete as of the end of 2017) and drilling of the 12 Steam-Assisted Gravity Drainage (“SAGD”) injector-producer well pairs was completed in February 2018. First production is expected in the first quarter of 2019.

In late 2016, the Company sanctioned three Lloyd thermal projects with a total design capacity of 30,000 bbls/day at Dee Valley, Spruce Lake North and Spruce Lake Central. Regulatory approval for all three projects was received in 2017. Site clearing was completed at Dee Valley in the fourth quarter of 2017 and construction will commence in 2018. Site clearing and construction will start at Spruce Lake Central in 2018, and at Spruce Lake North site clearing will start in 2018 with construction commencing in 2019. First production for all three projects is expected in 2020.

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 2

In November 2017, the Company sanctioned two new 10,000 bbls/day thermal projects at Westhazel and Edam Central. First production for these two projects is expected in the second half of 2021.

Tucker Thermal Project

First oil was achieved at a new eight-well pad in the first quarter of 2017. Steaming commenced on a new 15-well pad drilled in the second quarter of 2017, with production expected to ramp up through the first half of 2018. Total production at the Tucker Thermal Project is expected to reach its 30,000 bbls/day design capacity by the end of 2018. In support of this, planned work to de-bottleneck the field and plant infrastructure is expected to be completed in the third quarter of 2018.

Sunrise Energy Project

Average annual production in 2017 was approximately 40,200 bbls/day (20,100 bbls/day Husky working interest), while December 2017 production averaged 47,100 bbls/day (23,550 bbls/day Husky working interest). The project is expected to reach its nameplate capacity of 60,000 bbls/day by the end of 2018.

14 previously drilled well pairs were tied in during 2017, with 13 well pairs on production in late 2017 and the remaining well pair on production in early 2018.

Western Canada

Western Canada continues to execute its resource play strategy to advance developments in the Spirit River (predominantly Wilrich) and Montney formations.

Oil and Natural Gas Resource Plays

A 16-well drilling program targeting the Spirit River formation in the Ansell and Kakwa areas was completed in the fourth quarter of 2017. 10 of the 16 wells drilled during the year were producing prior to the end of 2017. The remaining six wells will start production in early 2018. Due to improved operating efficiencies, drilling times were reduced by 30 percent during 2017, contributing to a 22 percent reduction in per-well drilling costs.

A drilling program targeting the oil and liquids-rich Montney formation in the Wembley and Karr areas is continuing. At Wembley, three wells were drilled in 2017, of which one well was producing prior to the end of 2017 and the other two wells are expected to be on prodution in 2018. At Karr, two wells were drilled and producing by the end of 2017.

Non-Thermal Developments

The Company is managing the natural decline in Cold Heavy Oil Production with Sand (“CHOPS”) operations with an active optimization program as well as using Waterflooding and Polymer injection technology.

Enhanced Oil Recovery

In 2017, the Company operated five carbon dioxide (“CO2”) injection enhanced oil recovery (“EOR”) pilot projects and a CO2 capture and liquefaction plant at the Lloydminster Ethanol Plant. The liquefied CO2 is used in the ongoing EOR piloting program. The Company is also piloting several types of CO2 capture technology at the Lashburn facility in Saskatchewan.

Asia Pacific

Asia Pacific consists of the Liwan 3-1, Liuhua 34-2 and Liuhua 29-1 fields on Block 29/26 located in the South China Sea. The Madura Strait, offshore Indonesia, consists of the operating BD field, the MDA, MBH, MDK and MAC developments and three additional discoveries. The Company has rights to additional exploration blocks in the South China Sea, offshore Taiwan and Indonesia.

The Company continues to develop its fixed-price natural gas business offshore China and Indonesia, further protecting the Company from commodity price instability.

China

Block 29/26

Gross production from Liwan 3-1 and Liuhua 34-2 averaged 65,900 boe/day (32,300 boe/day Husky working interest) in 2017. Production consists of gross natural gas production of 312 mmcf/day and NGL production of 13,900 bbls/day. In comparison, 2016 production averaged 48,800 boe/day (24,800 boe/day Husky working interest), consisting of gross natural gas production of 224 mmcf/day and NGL production of 11,500 bbls/day.

A gas sales agreement was reached for future gas production from Liuhua 29-1, the third deepwater gas field at the Liwan Gas Project. The project was sanctioned in the fourth quarter of 2017. Construction is scheduled to begin in 2018 and first production is expected in 2021.

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 3

Blocks 15/33 and 16/25

On April 10, 2017, the Company signed a new production sharing contract (“PSC”) for a new exploration block offshore China, Block 16/25, with China National Offshore Oil Corporation (“CNOOC”). Block 16/25 is located in the Pearl River Mouth Basin, about 150 kilometres southeast of the Hong Kong Special Administrative Region.

The Company expects to drill two exploration wells on the shallow water Block 16/25 during the 2018 timeframe, which are planned to be drilled in conjunction with the two planned exploration wells at the nearby exploration Block 15/33. The Company is the operator of both blocks during the exploration phase, with a working interest of 100 percent. In the event of a commercial discovery, CNOOC may assume a participating partnership interest of up to 51 percent in either or both blocks for the development and production phases.

Block DW-1

During 2017, on Block DW-1 offshore Taiwan, the Company completed the acquisition of three-dimensional seismic survey data. Analysis of the data has commenced to identify potential drilling prospects on the block.

Wenchang

The Company’s participation in the Wenchang oilfields petroleum contract expired in November 2017 and the Company will not be entitled to any further production rights. The Company’s share of light oil production averaged 5,300 bbls/day in 2017 compared to 6,600 bbls/day in 2016.

The Company had deposited funds of $95 million related to the Wenchang field for decommissioning and disposal expenses.

Indonesia

Madura Strait

Progress continued on the natural gas developments in the Madura Strait block. Total gross sales volumes from the BD Project, MDA-MBH and MDK fields are expected to be approximately 250 mmcf/day of natural gas (100 mmcf/day Husky working interest) and 6,000 bbls/day (2,400 bbls/day Husky working interest) of associated NGL once production is fully ramped up.

First gas production from the BD Project was achieved during the third quarter of 2017 and the first lifting of NGL occurred in mid-October. Gas is being sold from the onshore gas distribution facility in East Java under a fixed-price gas contract. NGL are produced and stored in the purpose built floating production, storage and offloading vessel (“FPSO”). Gross natural gas production averaged 20 mmcf/day (8 mmcf/day Husky working interest) and gross NGL production averaged 1,600 bbls/day (600 bbls/day Husky working interest) in 2017. The project is expected to ramp up in 2018 towards full sales gas rates, with a gross daily sales target of 100 mmcf/ day of natural gas (40 mmcf/day Husky working interest) and 6,000 bbls/day of associated NGL (2,400 bbls/day Husky working interest).

Construction and installation of the shallow water jackets and subsea pipelines for the MDA-MBH fields were completed in the second quarter of 2017. The contract for a leased floating production unit has been signed and planning for the build has commenced. Drilling of five MDA field production wells and two MBH field production wells is planned for the first half of 2018, with first gas expected in the 2019 timeframe. The additional MDK shallow water field is expected to be tied in during the same period.

Pre-engineering activities progressed at the MAC field, where an approved Plan of Development is in place. Additional discoveries in the region are being evaluated for potential development.

Anugerah

During 2015, the Company acquired two-dimensional and three-dimensional seismic survey data on the contract area. An analysis of the data continues to be evaluated to determine the potential for future drilling opportunities.

Atlantic

The Company’s Atlantic portfolio has short and long-term opportunities that provide for high return production growth.

White Rose Field and Satellite Extensions

In the second quarter of 2017, the Company and its partners announced plans to move ahead with the West White Rose Project offshore Newfoundland and Labrador. The project was sanctioned in May 2017 and will be developed using a fixed drilling platform, which has received regulatory approval. Contracts were awarded in the third quarter of 2017 and early development work commenced. Preparations for construction of the concrete gravity structure to support the topsides began in the fourth quarter of 2017 at the purpose-built graving dock in Argentia, Newfoundland and Labrador (“NL”).The platform will leverage existing offshore infrastructure, including the SeaRose FPSO vessel. First oil is expected in 2022 with an expected ramp-up to gross peak production capacity of 75,000 bbls/day (52,500 bbls/day Husky working interest) in 2025 as development wells are drilled and brought online.

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 4

The Company continues to offset natural reservoir declines through infill and development well drilling at the White Rose field and satellite extensions. At North Amethyst, an infill well commenced production during the first quarter of 2017 with peak production of approximately 12,500 bbls/day (8,600 bbls/day Husky working interest). At South White Rose, an oil production well and a supporting water injection well were completed during the third quarter of 2017. An additional infill well was completed during the fourth quarter of 2017 drilled from the South White Rose field targeting the main White Rose field. All wells are tied back to the SeaRose FPSO, providing for improved capital efficiencies.

Atlantic Exploration

A new discovery at Northwest White Rose was announced in May 2017, and evaluation of results is ongoing. A potential development could leverage the SeaRose FPSO vessel, existing subsea infrastructure, and the West White Rose wellhead platform. The Company has a 93.232 percent ownership interest in the discovery.

In the first half of 2017, the Company and its partner drilled two exploration wells in the Flemish Pass that did not encounter economic quantities of hydrocarbons. The Company continues to evaluate the results of recent drilling programs in the Flemish Pass where it holds a 35 percent non-operated working interest in each of the Bay du Nord, Bay de Verde, Baccalieu, Harpoon and Mizzen discoveries. The Canada-Newfoundland and Labrador Offshore Petroleum Board (“C-NLOPB”) issued a significant discovery licence for Bay du Nord in November 2017, which covers an area of 13,149 hectares.

In November 2017, the C-NLOPB announced that the Company was the successful bidder on a parcel of land in its 2017 land sale (50 percent Husky working interest). The lands cover an area of 121,453 hectares in the Jeanne d’Arc Basin. The lands are adjacent to the Company’s other exploration licences in the basin.

Infrastructure and Marketing

Husky Midstream Limited Partnership

On July 15, 2016, the Company completed the sale of 65 percent of its ownership interest in select midstream assets in the Lloydminster region of Alberta and Saskatchewan for gross proceeds of $1.69 billion in cash. The assets are held by Husky Midstream Limited Partnership (“HMLP”), of which the Company owns 35 percent, Power Assets Holdings Limited (“PAH”) owns 48.75 percent and CK Infrastructure Holdings Limited (“CKI”) owns 16.25 percent. The Company remains the operator of HMLP’s assets.

HMLP has approximately 1,900 kilometres of pipeline in the Lloydminster region, storage at Hardisty and Lloydminster, and other ancillary assets. The pipeline systems transport blended heavy crude oil to Lloydminster, accessing markets through Husky’s Upgrader and Asphalt Refinery. The Hardisty Terminal acts as the exclusive blending hub for Western Canada Select. HMLP is in the process of diversifying its operations beyond the Lloydminster and Hardisty area and has commercial support to enter the natural gas processing segment.

LLB Direct—Cold Lake Gathering System to Hardisty

During the year, HMLP commenced the construction of a new 150-kilometres pipeline system in Alberta, which creates additional pipeline capacity to handle the expected growth in the Company’s thermal operations in Alberta and Saskatchewan. The construction is currently ahead of schedule and is expected to be completed in 2018.

Rush Lake 2 Line

Phase two of the Saskatchewan Gathering System Expansion commenced with construction activities on the Rush Lake 2 line. The multi-year expansion program is underway on several fronts and will provide transportation of diluent and heavy oil blend for several additional thermal plants.

Natural Gas Storage Facilities

The Company has operated a 25 bcf natural gas storage facility at Hussar, Alberta since 2000.

Commodity Marketing

The Company has developed its commodity marketing operations to include the acquisition of third-party volumes to enhance the value of its midstream assets. The Company also markets both its own and third-party production of crude oil, synthetic crude oil, NGL, natural gas and sulphur. Additionally, the Company markets petroleum coke, a by-product from the Lloydminster Upgrader, and its Ohio and Wisconsin refineries.

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 5

Downstream Operations

Downstream operations in the Integrated Corridor include upgrading of heavy crude oil feedstock into synthetic crude oil in Canada (“Upgrading”), refining crude oil in Canada, marketing of refined petroleum products including gasoline, diesel, ethanol blended fuels, asphalt and ancillary products, and production of ethanol (“Canadian Refined Products”). It also includes refining in the U.S. of primarily crude oil to produce and market diesel fuels, gasoline, jet fuel and asphalt that meet U.S. clean fuels standards (“U.S. Refining and Marketing”). Upgrading, Canadian Refined Products and U.S. Refining and Marketing all process and refine natural resources into marketable products and are grouped together as the Downstream business segment due to the similar nature of their products and services.

The Company’s Downstream operations target three primary objectives: increasing feedstock flexibility to bring the best-priced crude to the Company’s refineries, improving flexibility in the range of its products to capitalize on opportunities and enhancing market access to achieve the best returns. The Company’s focused integration strategy helps to capture the margin on refined product pricing for its Western Canada heavy oil, bitumen and light oil production and assists in mitigating market volatility.

Upgrading

The heavy oil upgrading facility, located in Lloydminster,Saskatchewan, has a throughput capacity of 82,000 bbls/day.The Lloydminster Upgrader produces synthetic crude oil, diluent and ultra low sulphur diesel. It is designed to process blended heavy crude oil feedstock into high quality, low sulphur synthetic crude oil. Synthetic crude oil is used as refinery feedstock for the production of transportation fuels in Canada and the U.S. In addition, the Lloydminster Upgrader recovers diluent, which is blended with the heavy crude oil and bitumen prior to pipeline transportation to reduce viscosity and facilitate its movement, and returns it to the field to be reused. The Upgrader’s current rated production capacity is 82,000 bbls/day of synthetic crude oil, diluent and ultra low sulphur diesel.

In the second quarter of 2017, a major turnaround was completed at the facility.

Canadian Refined Products

Lloydminster Asphalt Refinery

The Company is the largest marketer of paving asphalt in Western Canada. The Lloydminster Asphalt Refinery in Lloydminster, Alberta has a throughput capacity of 29,000 bbls/day and is integrated with the local heavy oil and bitumen production, as well as transportation and upgrading infrastructure.

In the second quarter of 2017, a major turnaround was completed at the Asphalt Refinery.

A final investment decision for the potential expansion of the Lloydminster Asphalt Refinery has now been deferred to post-2020, in light of the Superior Refinery acquisition. The investment decision was initially planned for 2018.

Ethanol Plants

The Company is the largest producer of ethanol in Western Canada. The Company has two ethanol plants, one in Lloydminster, Saskatchewan and one in Minnedosa, Manitoba, with combined capacity of 260 million litres per year.

Prince George Refinery

The Prince George Refinery in British Columbia has a throughput capacity of 12,000 bbls/day and produces low sulphur gasoline and ultra-low sulphur diesel.

Branded Petroleum Product Outlets, Commercial Distribution and Truck Transportation Network

The Company is a major regional motor fuel marketer with an average of 518 retail marketing locations in 2017, including bulk plants and travel centres, with strategic land positions in Western Canada and Ontario.

In the third quarter of 2017, the Company and Imperial Oil closed their previously announced transaction to create a single expanded truck transport network of approximately 160 sites. As a result, the Company now has one of the largest cardlock networks in Canada.

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 6

U.S. Refining and Marketing

Lima Refinery

The Lima Refinery in Ohio has a throughput capacity of 165,000 bbls/day and produces low sulphur gasoline, gasoline blend stocks, ultra-low sulphur diesel, jet fuel, petrochemical feedstock and other by-products.

In 2016, the Company completed the first stage of the crude oil flexibility project and the refinery is now able to process up to 10,000 bbls/day of heavy crude oil feedstock. The project is designed to allow for the processing of up to 40,000 bbls/day of heavy crude oil feedstock from Western Canada when completed, providing the ability to swing between light and heavy crude oil feedstock.

The timing of completion for the crude oil flexibility project, which was expected to be completed around the end of 2018, has been updated and is expected to be completed in phases over a two-year period through 2018 and 2019. This revised schedule coordinates project work with normal maintenance to provide higher levels of sustained production.

BP-Husky Toledo Refinery

The BP-Husky Toledo Refinery in Ohio has a name plate throughput capacity of 160,000 bbls/day and produces low sulphur gasoline, ultra-low sulphur diesel, aviation fuels, propane and asphalt. The crude oil refinery is owned 50 percent by the Company and 50 percent by BP Corporation North America Inc (“BP”), and is operated by BP. The Company and its partner completed a feedstock optimization project in 2016, allowing the refinery to process approximately 55,000 to 70,000 bbls/day of high content naphthenic acids (“high-TAN”) crude oil to support production from the Sunrise Energy Project. The refinery’s overall nameplate capacity remained unchanged.

Superior Refinery

On November 8, 2017, the Company completed the purchase of the Superior Refinery, a 50,000 bbls/day permitted capacity facility located in Superior, Wisconsin, U.S., from Calumet Specialty Products Partners, L.P. (“Calumet”) for $670 million (US$527 million) in cash, which includes $108 million (US$85 million) of working capital, subject to final adjustments. The refinery produces gasoline, diesel, asphalt and heavy fuel oils.

A project to increase the heavy oil processing capacity at the Superior Refinery is expected to be completed in the first half of 2018.

2.3 Financial Strategic Plan

The Company is committed to ensuring sufficient liquidity, financial flexibility and access to long-term capital to fund its growth. The Company maintains undrawn committed term credit facilities with a portfolio of creditworthy financial institutions and other sources of liquidity to provide timely access to funding to supplement cash flow.

The Company intends to continue maintaining a healthy balance sheet to provide financial flexibility. The Company’s target is to maintain a debt to funds from operations ratio of less than 2.0 times and a debt to capital employed ratio of less than 25 percent. Debt to funds from operations and debt to capital employed are both non-GAAP measures (refer to Sections 6.4 and 9.3). The Company is committed to retaining its investment grade credit ratings to support access to debt capital markets. The Company has taken measures to strengthen its financial position and navigate through commodity cycles. Past measures included, but were not limited to, a reduction of budgeted capital spending, the suspension of the quarterly common share dividend, the sale of non-core assets in Western Canada and the continued transition to higher return production. Refer to Section 6.0 for additional information on the Company’s liquidity and capital resources.

In 2017, the Company:

•	Issued $750 million in notes maturing March 10, 2027, with a coupon of 3.60 percent.

•	Repaid the maturing 6.20 percent notes issued under a trust indenture dated September 11, 2007. The amount paid to note holders was $365 million, including $11 million of interest.

•	Completed the sale of select assets in Western Canada, representing approximately 20,200 boe/day for gross proceeds of approximately $185 million.

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 7

3.0 The 2017 Business Environment

The Company’s operations are significantly influenced by domestic and international factors including, but not limited to, the following:

•

The global crude oil market continued to rebalance, with production reductions by certain members of the Organization of the Petroleum Exporting Countries (”OPEC”) and non-OPEC members, leading to higher key crude oil benchmarks in 2017. The production cuts were partially offset by increased production from OPEC members not bound to the production restrictions and growth in U.S. shale oil production.

•	The U.S. Energy Information Administration (“EIA”) estimated that global demand for crude oil increased by an estimated 1.6 mmboe/day in 2017 and is forecasted to increase by 1.7 mmboe/day in 2018.

•

North American natural gas benchmarks continued to be weak in 2017 due to an oversupply of natural gas in North America, which is largely the result of technological advances in horizontal drilling and hydraulic fracturing that have unlocked significant reserves.

•

The cost of the U.S. Renewable Fuels Standard legislation has become a material economic factor for refineries in the U.S. U.S. refiners observed significant volatility in the price of Renewable Identification Numbers (”RINs”) in 2017.

•	The Canadian dollar strengthened against the U.S. dollar in 2017 compared to 2016.

•	Alternative and improved extraction methods have rapidly evolved in North American and international onshore and offshore activity.

•	A continuing emphasis on environmental, the impacts of climate change, health and safety, enterprise risk management, resource sustainability and corporate social responsibility concerns.

•	The income tax effects related to the reduction in the U.S. Federal corporate tax rate that will take effect in 2018.

•

Transportation constraints on crude oil produced in western Canada. The oil and gas industry continues to work with stakeholders to develop a strong network of transportation infrastructure including pipelines, rail, marine and trucks. The development of a strong infrastructure network continues to be an important challenge for the industry in order to obtain market access for the growing supply of crude oil from the western Canadian oil sands.

Major business factors are considered in the formulation of the Company’s short and long term business strategy.

The Company is exposed to a number of risks inherent in the exploration, development, production, marketing, transportation, storage and sale of crude oil, liquids-rich natural gas and related products. For a discussion on Risk and Risk Management, see Section 5.0 and the Company’s Annual Information Form for the year ended December 31, 2017.

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 8

Average Benchmarks

Commodity prices, refining crack spreads and foreign exchange rates are some of the most significant factors that affect the results of the Company’s operations. The following average benchmarks have been provided to assist in understanding the Company’s financial results.

Average Benchmarks Summary			2017	2016
West Texas Intermediate (”WTI”) crude oil(1)	(US$/bbl	)	50.95	43.32
Brent crude oil(2)	(US$/bbl	)	54.28	43.69
Light sweet at Edmonton	($/bbl	)	62.91	52.99
Daqing(3)	(US$/bbl	)	51.78	40.86
Western Canada Select at Hardisty(4)	(US$/bbl	)	38.98	29.48
Lloyd heavy crude oil at Lloydminster	($/bbl	)	44.36	32.61
WTI/Lloyd crude blend differential	(US$/bbl	)	11.76	13.70
Condensate at Edmonton	(US$/bbl	)	51.57	42.47
NYMEX natural gas(5)	(US$/mmbtu	)	3.11	2.46
Nova Inventory Transfer (“NIT”) natural gas	($/GJ	)	2.30	1.98
Chicago Regular Unleaded Gasoline	(US$/bbl	)	66.22	56.07
Chicago Ultra-low Sulphur Diesel	(US$/bbl	)	69.05	56.48
Chicago 3:2:1 crack spread	(US$/bbl	)	16.31	12.74
U.S./Canadian dollar exchange rate	(US$	)	0.771	0.755
Canadian Equivalents(6)
WTI crude oil	($/bbl	)	66.08	57.38
Brent crude oil	($/bbl	)	70.40	57.87
Daqing	($/bbl	)	67.16	54.12
Western Canada Select at Hardisty	($/bbl	)	50.56	39.05
WTI/Lloyd crude blend differential	($/bbl	)	15.25	18.15
NYMEX natural gas	($/mmbtu	)	4.03	3.26

(1)	Calendar Month Average of settled prices for West Texas Intermediate at Cushing, Oklahoma.
(2)	Calendar Month Average of settled prices for Dated Brent.
(3)	Calendar Month Average of settled prices for Daqing.
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

As an integrated producer, the Company’s profitability is largely determined by realized prices for crude oil and natural gas, marketing margins on committed pipeline capacity and refinery margins, as well as the effect of changes in the U.S./Canadian dollar exchange rate. All of the Company’s crude oil production and the majority of its natural gas production receives the prevailing market price. The price realized for crude oil is determined by North American and global factors. The price realized for natural gas production from Western Canada is determined primarily by North American fundamentals since virtually all natural gas production in North America is consumed by North American customers. In Asia Pacific, the natural gas price is determined by fixed long-term sales contracts.

The Downstream segment is heavily impacted by the price of crude oil and natural gas, as the largest cost factor in the Downstream segment is crude oil feedstock, a portion of which is heavy crude oil and bitumen. In the Upgrading business, heavy crude oil feedstock is processed into light synthetic crude oil. The Company’s U.S. Refining and Marketing business processes a mix of different types of crude oil from various sources, but the mix is primarily light sweet crude oil at the Lima Refinery and approximately 55 percent heavy crude oil and bitumen feedstock at the BP-Husky Toledo Refinery. The Company’s Canadian Refined Products business relies primarily on purchased refined products for resale in the retail distribution network. Refined products are acquired, under supply contracts, from other Canadian refiners or gasoline and diesel production from the Prince George Refinery and diesel production from the Lloydminster Upgrader.

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 9

Crude Oil Benchmarks

Global crude oil benchmarks strengthened in 2017 primarily due to the production reductions made by certain members of OPEC and some key non-OPEC producers, along with global demand growth of an estimated 1.6 mmboe/day per the EIA. The production cuts were partially offset by increased production from OPEC members not bound to the production restrictions and growth in U.S. shale oil production. WTI averaged US$50.95/bbl in 2017 compared to US$43.32/bbl in 2016. Brent averaged US$54.28/bbl in 2017 compared to US$43.69/bbl in 2016.

The price received by the Company for crude oil production from Western Canada is primarily driven by the price of WTI, adjusted to Western Canada. The price received by the Company for crude oil production from Atlantic is primarily driven by the price of Brent and the price received by the Company for crude oil and NGL production from Asia Pacific is primarily driven by the price of Daqing. The majority of the Company’s crude oil production from Western Canada is classified as either heavy crude oil or bitumen, which trades at a discount to light crude oil. In 2017, approximately 70 percent of the Company’s crude oil and NGL production was heavy crude oil or bitumen compared to approximately 66 percent in 2016.

The Company’s heavy crude oil and bitumen production is blended with diluent (condensate) in order to facilitate its transportation through pipelines. Therefore, the price received for a barrel of blended heavy crude oil or bitumen is impacted by the prevailing market price for condensate. The price of condensate at Edmonton increased in 2017 primarily due to the increase in crude oil benchmark pricing.

Natural Gas Benchmarks

North American natural gas benchmarks continued to be weak in 2017 due to the continued oversupply of natural gas in North America. The oversupply is largely the result of technological advances in horizontal drilling and hydraulic fracturing that have unlocked significant reserves that were not economical under previously applied extraction methods. The NIT natural gas price benchmark increased in 2017 compared to 2016 due to a temporary decline in natural gas demand from Canadian oil sands operations in 2016, resulting from the wildfire at Fort McMurray, Alberta.

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 10

The price received by the Company for natural gas production from Western Canada is primarily driven by the NIT near-month contract price of natural gas, while the price received by the Company for production from Asia Pacific is largely set through fixed long-term sales contracts.

North American natural gas is consumed internally by the Company’s Upstream and Downstream operations, helping to mitigate the impact of weak North American natural gas benchmark prices on the Company’s results.

Refining Benchmarks

The Chicago 3:2:1 crack spread is the key indicator for U.S. refining margins and reflects refinery gasoline output that is approximately twice the distillate output, and is calculated as the price of two-thirds of a barrel of gasoline plus one-third of a barrel of distillate fuel less one barrel of crude oil. Market crack spreads are based on quoted near-month contracts for WTI and spot prices for gasoline and diesel and do not reflect the actual crude purchase costs or the product configuration of a specific refinery. The Chicago Regular Unleaded Gasoline and the Chicago Ultra-low Sulphur Diesel average benchmark prices are the standard products included in the Chicago 3:2:1 crack spread. The Chicago 3:2:1 crack spread is based on last in first out (“LIFO”) accounting.

The cost of the U.S. Renewable Fuels Standard legislation has become a material economic factor for refineries in the U.S. The Chicago 3:2:1 crack spread is a gross margin based on the prices of unblended fuels. The cost of purchasing RINs or physical biofuel blending into a final gasoline or diesel has not been deducted from the Chicago 3:2:1 gross margin. The market value of gasoline or distillate that has been blended may be lower than the value of unblended petroleum products given the value a buyer of unblended petroleum can gain by generating a RIN through blending. The Company sells both blended fuels and unblended fuels with the goal of maximizing margins net of RINs purchases.

The Company’s realized refining margins are affected by the product configuration of its refineries, crude oil feedstock, product slates, transportation costs to benchmark hubs and the time lag between the purchase and delivery of crude oil. The product slates produced at the Lima, BP-Husky Toledo and Superior refineries contain approximately 10 to 30 percent of other products that are sold at discounted market prices compared to gasoline and distillate. The Company’s realized refining margins are accounted for on a first in first out (”FIFO”) basis in accordance with International Financial Reporting Standards (“IFRS”).

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 11

Foreign Exchange

The majority of the Company’s revenues are received in U.S. dollars from the sale of oil and gas commodities and refined products whose prices are determined by reference to U.S. benchmark prices. The majority of the Company’s non-hydrocarbon related expenditures are denominated in Canadian dollars. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease the revenues received from the sale of oil and gas commodities. Correspondingly, a decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of oil and gas commodities. In addition, changes in foreign exchange rates impact the translation of U.S. Downstream and Asia Pacific operations and U.S. dollar-denominated debt. In 2017, the Canadian dollar averaged US$0.771 compared to US$0.755 in 2016.

The Company’s long-term sales contracts in China are priced in Chinese Yuan (“RMB”) and, therefore, an increase in the value of RMB relative to the Canadian dollar will increase the revenues received in Canadian dollars from the sale of these natural gas commodities in the region. The Canadian dollar averaged RMB 5.208 in 2017 compared to RMB 5.012 in 2016.

Sensitivity Analysis

The following table is indicative of the impact of changes in certain key variables in 2017 on earnings before income taxes and net earnings. The table below reflects what the expected effect would have been on the financial results for 2017 had the indicated variable increased by the notional amount. The analysis is based on business conditions and production volumes during 2017. Each separate item in the sensitivity analysis shows the approximate effect of an increase in that variable only; all other variables are held constant. While these sensitivities are indicative for the period and magnitude of changes on which they are based, they may not be applicable in other periods, under other economic circumstances or upon greater magnitudes of change.

Sensitivity Analysis	2017 Average	Increase	Effect on Earnings before Income Taxes(1)		Effect on Net Earnings(1)
			($ millions)	($/share)(2)	($ millions)	($/share)(2)
WTI benchmark crude oil price(3)(4)	50.95	US$1.00/bbl	101	0.10	73	0.07
NYMEX benchmark natural gas price(5)	3.11	US$0.20/mmbtu	9	0.01	7	0.01
WTI/Lloyd crude blend differential(6)	11.76	US$1.00/bbl	(9)	(0.01)	(6)	(0.01)
Canadian asphalt margins	19.96	Cdn $1.00/bbl	10	0.01	7	0.01
Canadian light oil margins	0.052	Cdn $0.005/litre	13	0.01	10	0.01
Chicago 3:2:1 crack spread	16.31	US$1.00/bbl	123	0.12	78	0.08
Exchange rate (US $ per Cdn $)(3)(7)	0.771	US$0.01	(64)	(0.06)	(46)	(0.05)

(1)	Excludes mark to market accounting impacts.
(2)	Based on 1,005.1 million common shares outstanding as of December 31, 2017.
(3)	Does not include gains or losses on inventory.
(4)	Includes impacts related to Brent-based production.
(5)	Includes impact of natural gas consumption.
(6)	Revised to reflect the impact of Infrastructure and Marketing. Excludes impact on Canadian asphalt operations.
(7)	Assumes no foreign exchange gains or losses on U.S. dollar denominated long-term debt and other monetary items, including cash balances.

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 12

4.0 Results of Operations

4.1 Segment Earnings

Segmented Earnings	Earnings (Loss) before Income Taxes		Net Earnings (Loss)		Capital Expenditures(1)
($ millions)	2017	2016	2017	2016	2017	2016
Upstream
Exploration and Production	239	(298)	174	(217)	1,476	872
Infrastructure and Marketing	118	1,430	86	1,308	—	54
Downstream
Upgrading	151	241	110	175	230	51
Canadian Refined Products	142	151	104	110	87	52
U.S. Refining and Marketing	371	90	234	57	313	623
Corporate	(597)	(664)	78	(511)	114	53

Total	424	950	786	922	2,220	1,705

(1) Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the period.

4.2 Upstream

Exploration and Production

Exploration and Production Earnings Summary ($ millions)	2017	2016
Gross revenues	4,978	4,036
Royalties	(363)	(305)

Net revenues	4,615	3,731
Purchases of crude oil and products	—	32
Production, operating and transportation expenses	1,650	1,760
Selling, general and administrative expenses	265	232
Depletion, depreciation, amortization and impairment (“DD&A”)	2,237	1,815
Exploration and evaluation expenses	146	188
Gain on sale of assets	(42)	(192)
Other – net	6	53
Share of equity investment (gain) loss	(12)	1
Financial items	126	140
Provisions for (recovery) of income taxes	65	(81)

Net earnings (loss)	174	(217)

Exploration and Production net revenues increased by $884 million in 2017 compared to 2016, primarily due to higher realized global commodity prices combined with increased production from the Company’s thermal development projects and increased production in Asia Pacific. The increase was partially offset by lower oil and natural gas production in Western Canada due to the disposition of select legacy assets in 2016 and 2017.

Selling, general and administrative expenses increased by $33 million in 2017 compared to 2016 primarily due to an increase in employee costs and contract services.

Gain on sale of assets decreased by $150 million in 2017 compared to 2016 primarily due to the decrease in asset dispositions in 2017.

Provisions for income taxes increased by $146 million in 2017 compared to 2016 primarily due to higher earnings before income taxes in 2017 compared to 2016.

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 13

Average Sales Prices Realized

Average Sales Prices Realized	2017	2016
Crude oil and NGL ($/bbl)
Light & Medium crude oil	67.36	52.40
NGL	44.18	38.01
Heavy crude oil	43.38	30.50
Bitumen	38.20	27.63
Total crude oil and NGL average	46.09	35.78
Natural gas average ($/mcf)(1)	5.52	4.40
Total average($/boe)	42.47	33.08

(1)

Reported average natural gas prices include Husky’s working interest production from the BD Project (40 percent). Revenues and expenses related to the Husky-CNOOC Madura Ltd. joint venture are accounted for under the equity method for consolidated financial statement purposes.

The average sales prices realized by the Company for crude oil and NGL production increased by 29 percent in 2017 compared to 2016, reflecting an increase in global crude oil benchmarks.

The average sales prices realized by the Company for natural gas increased by 25 percent in 2017 compared to 2016. The increase was primarily due to a higher percentage of fixed-priced natural gas production from the Liwan and BD gas projects relative to total natural gas production.

Daily Gross Production

Daily Gross Production	2017	2016
Crude oil and NGL (mbbls/day)
Western Canada
Light & Medium crude oil	12.1	23.4
NGL	10.5	8.0
Heavy crude oil	44.4	54.1
Bitumen(1)	119.1	97.4

	186.1	182.9
Atlantic
White Rose and satellite extensions – light crude oil	30.0	28.8
Terra Nova – light crude oil	4.0	4.3

	34.0	33.1
Asia Pacific
Wenchang – light crude oil	5.3	6.6
Liwan and Wenchang – NGL(2)	7.0	6.0
Madura – NGL(3)	0.6	—

	12.9	12.6

	233.0	228.6

Natural gas (mmcf/day)
Western Canada	378.2	442.4
Asia Pacific
Liwan(2)	152.9	113.5
Madura(3)	8.0	—

	160.9	113.5

	539.1	555.9

Total (mboe/day)	322.9	321.2

(1)	Bitumen consists of production from thermal developments in Lloydminster, the Tucker Thermal Project located near Cold Lake, Alberta and the Sunrise Energy Project.
(2)	Reported production volumes include Husky’s working interest production from the Liwan Gas Project (49 percent).
(3)

Reported production volumes include Husky’s working interest production from the BD Project (40 percent). Revenues and expenses related to the Husky-CNOOC Madura Ltd. joint venture are accounted for under the equity method for consolidated financial statement purposes.

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 14

Crude Oil and NGL Production

Crude oil and NGL production increased by 4.4 mbbls/day, or two percent, in 2017 compared to 2016. The increase was primarily due to the continued production ramp-up at the Sunrise Energy Project, new production from the Edam West, Vawn and Edam East thermal developments, and increased NGL production in Asia Pacific and Western Canada. This was partially offset by lower crude oil production from Western Canada due to the disposition of select legacy assets in 2016 and 2017.

Natural Gas Production

Natural gas production decreased by 16.8 mmcf/day, or three percent, in 2017 compared to 2016. In Western Canada, natural gas production decreased by 64.2 mmcf/day, primarily due to the disposition of select legacy assets during 2016 and 2017, natural reservoir declines from mature properties and strategic shut-ins due to unfavourable economics. In Asia Pacific, natural gas production increased by 47.4 mmcf/day, primarily due to increased gas demand at the Liwan Gas Project and new production from the BD Project in 2017.

Exploration and Production Revenue Mix (Percentage of Upstream Net Revenues)		2017	2016
Crude oil and NGL
Light & Medium crude oil		25%	32%
NGL		6%	5%
Heavy crude oil		14%	15%
Bitumen		33%	25%

Crude oil and NGL		78%	77%
Natural gas		22%	23%

Total		100%	100%

2018 Production Guidance and 2017 Actual

		Year ended
	Guidance	December 31	Guidance
Gross Production	2018	2017	2017
Canada
Light & Medium crude oil (mbbls/day)	46 - 49	46	46 - 48
NGL (mbbls/day)	10 - 11	10	8 - 9
Heavy crude oil & bitumen (mbbls/day)	174 - 181	164	167 - 173
Natural gas (mmcf/day)	280 - 290	378	345 -353

Canada total (mboe/day)	277 - 289	283	278 -288

Asia Pacific
Light crude oil (mbbls/day)	0 - 0	5	5 - 6
NGL (mbbls/day)	10 - 11	8	8 - 10
Natural gas (mmcf/day)(1)	200 -210	161	171 -182

Asia Pacific total (mboe/day)	43 - 46	40	42 - 46

Total (mboe/day)	320 - 335	323	320 - 335

(1)

Includes Husky’s working interest production from the BD Project (40 percent). Revenues and expenses related to the Husky-CNOOC Madura Ltd. joint venture are accounted for under the equity method for consolidated financial statement purposes.

Total production for the year ended December 31, 2017 was within the production guidance. The expected total production volumes in 2018 will remain comparable to 2017 after factoring in the Western Canada dispositions during the year. The 2018 production guidance reflects the ramp up of the Tucker Thermal Project, Sunrise Energy Project, and BD Project. The increases are anticipated to be offset by continued natural declines from mature properties in Atlantic and Western Canada, and decline in light crude oil production from Asia Pacific, as the PSC for the Wenchang field expired in 2017.

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 15

Factors that could potentially impact the Company’s production performance in 2018 include, but are not limited to:

•

changes in crude oil and natural gas prices such as increases in commodity pricing, which may result in the decision to accelerate near-term growth projects, or decreases in commodity pricing, which may result in the decision to temporarily shut-in production or delay capital expenditures.

•	performance of recently commissioned facilities, new wells brought onto production and unanticipated reservoir response from existing fields.

•	potential divestment of certain producing crude oil or natural gas properties in Western Canada.

•	unplanned or extended maintenance and turnarounds at any of the Company’s operated or non-operated facilities, upgrading, refining, pipeline or offshore assets.

•	business interruptions due to unexpected events such as severe weather, fires, blowouts, freeze-ups, equipment failures, unplanned and extended pipeline shutdowns and other similar events.

•	defaults by contracting parties whose services, goods or facilities are necessary for the Company’s production.

•	operations and assets which are subject to a number of political, economic and socio-economic risks.

Royalties

Royalty rates as a percentage of gross revenues averaged seven percent in 2017 compared to eight percent in 2016. Royalty rates in Western Canada averaged seven percent in both 2017 and 2016. Royalty rates in Atlantic averaged nine percent in 2017 compared to 15 percent in 2016, primarily due to production shifting to lower rate fields in 2017 combined with higher eligible costs. Royalty rates in Asia Pacific averaged six percent in both 2017 and 2016.

Operating Costs

Operating Costs ($ millions)	2017	2016
Western Canada	1,331	1,413
Atlantic	213	224
Asia Pacific	94	92

Total	1,638	1,729

Per unit operating costs ($/boe)	13.93	14.04

Total Exploration and Production operating costs were $1,638 million in 2017 compared to $1,729 million in 2016. Total Upstream unit operating costs averaged $13.93/boe in 2017 compared to $14.04/boe in 2016 with the decrease primarily attributable to lower unit operating costs per boe in Atlantic and Asia Pacific.

Per unit operating costs in Western Canada averaged $14.67/boe in 2017 compared to $14.21/boe in 2016. The increase in unit operating costs per boe was primarily attributable to higher energy costs and lower production in 2017, partially offset by cost savings initiatives realized in 2017.

Per unit operating costs in Atlantic averaged $17.12/boe in 2017 compared to $18.48/boe in 2016. The decrease in unit operating costs per boe was primarily due to higher production and lower subsea maintenance costs in 2017.

Per unit operating costs in Asia Pacific averaged $6.47/boe in 2017 compared to $8.01/boe in 2016. The decrease in unit operating costs per boe was primarily attributable to higher production at the Liwan Gas Project and cost saving initiatives.

Exploration and Evaluation Expenses

Exploration and Evaluation Expenses ($ millions)	2017	2016
Seismic, geological and geophysical	113	78
Expensed drilling	22	66
Expensed land	11	44

Total	146	188

Exploration and evaluation expenses were $146 million in 2017 compared to $188 million in 2016. The increase in seismic, geological and geophysical expense of $35 million was primarily due to increased seismic operations in Asia Pacific. The decrease in expensed drilling was primarily attributable to lower daily drilling rates for the two unsuccessful exploration wells in the Flemish Pass in 2017 relative to 2016. The decrease in expensed land was primarily attributable to the 2016 pre-tax write off of $35 million of land in Western Canada.

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 16

Depletion, Depreciation, Amortization and Impairment

DD&A expense increased by $422 million in 2017 compared to 2016 primarily due to the recognition of a pre-tax impairment charge of $173 million on assets located in Western Canada due to changes in development plans and reinforced by market transactions in 2017. In 2016, the Company recognized a net pre-tax impairment reversal of $261 million on assets located in Western Canada due to the acceleration of forecasted production and revised operational economics, based on recent production performance and market transactions. In 2017, total DD&A excluding impairment averaged $17.61/boe compared to $17.67/boe in 2016.

Exploration and Production Capital Expenditures

Exploration and Production capital expenditures were higher in 2017 compared to 2016 reflecting increased investment in thermal developments, Atlantic and Western Canada. Exploration and Production capital expenditures were as follows:

Exploration and Production Capital Expenditures(1) ($ millions)	2017	2016
Exploration
Western Canada	63	18
Thermal developments	8	6
Atlantic	67	18
Asia Pacific(2)	10	4

	148	46

Development
Western Canada	196	116
Thermal developments	534	312
Non-thermal developments	106	51
Atlantic	417	226
Asia Pacific(2)	2	114

	1,255	819

Acquisitions
Western Canada	25	—
Thermal developments	48	7

	73	7

	1,476	872

(1)	Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the period.
(2)	Capital expenditures in Asia Pacific exclude amounts related to the Husky-CNOOC Madura Ltd. joint venture, which is accounted for under the equity method for consolidated financial statement purposes.

Western Canada

During 2017, $284 million (19 percent) was invested in Western Canada compared to $134 million (15 percent) in 2016. Capital expenditures in 2017 related primarily to resource play development drilling targeting the Spirit River formation in the Ansell and Kakwa areas and the Montney formation in the Karr and Wembley areas.

Thermal Developments

During 2017, $590 million (40 percent) was invested in thermal developments compared to $325 million (37 percent) in 2016. Capital expenditures in 2017 related primarily to the Rush Lake 2 thermal development, a new 15-well pad at the Tucker Thermal Project and continued investment in the Sunrise Energy Project.

Non-Thermal Developments

During 2017, $106 million (seven percent) was invested in non-thermal developments compared to $51 million (six percent) in 2016. Capital expenditures in 2017 related primarily to sustainment activities.

Atlantic

During 2017, $484 million (33 percent) was invested in Atlantic compared to $244 million (28 percent) in 2016. Capital expenditures in 2017 related primarily to satellite extension developments at North Amethyst, the South White Rose Extension and the West White Rose Project as well as delineation drilling northwest of the main White Rose field.

Asia Pacific

During 2017, $12 million (one percent) was invested in Asia Pacific compared to $118 million (14 percent) in 2016. The decrease in capital expenditures in 2017 compared to 2016 reflects the installation of a second deepwater production pipeline at Liwan Gas Project in 2016.

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 17

Exploration and Production Wells Drilled

Onshore drilling activity

The following table discloses the number of wells drilled in thermal developments, non-thermal developments and Western Canada during 2017 and 2016:

	2017		2016
Wells Drilled (wells)(1)	Gross	Net	Gross	Net
Thermal developments(2)	64	64	70	70
Non-thermal developments	29	27	5	5
Western Canada	36	33	3	2

	129	124	78	77

(1)	Excludes service/stratigraphic test wells for evaluation purposes.
(2)	Includes producer and injector wells.

Thermal developments consisted of drilling and completion activity related to the Rush Lake 2 development and a new 15-well pad at the Tucker Thermal Project. Western Canada drilling and completion activity increased due to the 16-well program targeting the Spirit River formation in the Ansell and Kakwa areas, as well as a drilling program targeting the Montney formation in the Karr and Wembley areas.

Offshore drilling activity

The following table discloses the Company’s offshore drilling activity during 2017:

Region	Well	Working Interest	Well Type
Atlantic	North Amethyst G-25 10	68.875 percent	Development
Atlantic	South White Rose J-05 5	68.875 percent	Development
Atlantic	South White Rose J-05 7	72.500 percent	Development
Atlantic	White Rose A-78	93.232 percent	Exploration
Atlantic	Bonaventure O-96	35 percent	Exploration
Atlantic	Portugal Cove E-38	35 percent	Exploration

2018 Upstream Capital Expenditures Program

2018 Upstream Capital Expenditures Program ($ millions)
Thermal developments	895 - 930
Non-thermal developments	85 - 90
Western Canada	270 - 285
Atlantic	750 - 775
Asia Pacific(1)	130 - 150

Total Upstream capital expenditures	2,130 - 2,230

(1)	Capital expenditures in Asia Pacific exclude amounts related to the Husky-CNOOC Madura Ltd. joint venture, which is accounted for under the equity method for consolidated financial statement purposes.

The 2018 Upstream capital expenditures program reflects a focus on short and medium-cycle projects in the Integrated Corridor business, including further growing the Lloyd thermal bitumen portfolio and the Ansell resource play in Western Canada. In the Offshore business, the capital expenditures program will support the start of construction at the Liuhua 29-1 field offshore China and the West White Rose Project in Atlantic.

The Company has budgeted $895—$930 million in thermal developments for 2018, primarily for the development of Rush Lake 2, Dee Valley, Spruce Lake North and Spruce Lake Central. Capital expenditures will also take place in support of environmental and regulatory work on Westhazel and Edam Central, which were projects sanctioned in the fourth quarter of 2017. The Company is making progress in its strategy to transition a greater percentage of production to long-life thermal bitumen production and the 2018 Upstream capital expenditures program will continue to build on this momentum.

The Company has budgeted $85—$90 million in non-thermal developments for 2018, primarily for sustainment activities.

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 18

The Company has budgeted $270 - $285 million in Western Canada for 2018, primarily for the planned drilling activities in the Spirit River formation in the Ansell and Kakwa areas as well as the Montney formation.

The Company has budgeted $750 - $775 million in Atlantic for 2018, primarily for the construction of the West White Rose Project.

The Company has budgeted $130 - $150 million in Asia Pacific in 2018, primarily for the continued development of the third field of the Liwan Gas Project, Liuhua 29-1.

Oil and Gas Reserves

The Company’s reserves disclosure was prepared in accordance with Canadian Securities Administrators’ National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities” (“NI 51-101”) effective December 31, 2017 with a preparation date of January 31, 2018.

Proved and Probable Reserves at December 31:

Note: All Lloydminster thermal reserves are classified as bitumen.

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

Sproule Associates Ltd. (“Sproule”), an independent firm of qualified oil and gas reserves evaluation engineers, was engaged to conduct an audit of the Company’s crude oil, natural gas and NGL reserves estimates. Sproule issued an audit opinion on January 31, 2018. stating that the Company’s internally generated proved and probable reserves and net present values based on forecast and constant price assumptions are, in aggregate, reasonable and have been prepared in accordance with generally accepted oil and gas engineering and evaluation practices as set out in the Canadian Oil and Gas Evaluation Handbook.

At December 31, 2017, the Company’s proved oil and gas reserves were 1,301 mmboe, compared to 1,224 mmboe at the end of 2016. The Company’s 2017 reserves replacement ratio, defined as net additions divided by total production during the period, was 167 percent excluding economic revisions (165 percent including economic revisions). The 2017 reserves replacement ratio, excluding disposition/acquisition and economic factors, was 219 percent (217 percent including economic factors). Major changes to proved reserves in 2017 included:

•	The disposition of Western Canada assets resulted in a total divestiture of 62 mmboe.

•

Extensions and improved recovery additions of 220 mmbbls including 109 mmbbls for three new Lloyd thermal bitumen SAGD projects, 65 mmbbls with the sanctioning of the West White Rose Project, 27 mmbbls at the Sunrise Energy Project from new locations, and 14 mmboe in Ansell from new locations.

•

Technical revisions of 36 mmboe including 12 mmboe in China due to strong gas performance, 20 mmbbls from improved CHOPS performance and Lloyd thermal bitumen performance additions of 3 mmbbls offset by negative performance of 6 mmboe for wells or facilities close to the end of their economic lives.

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 19

Proved Plus Probable Reserves and Production at December 31, 2017:

Reconciliation of Proved Reserves

	Canada					International		Total
	Western Canada				Atlantic
(forecast prices and costs before royalties)	Light/ Medium Crude Oil & NGL (mmbbls)	Heavy Crude Oil (mmbbls)(1)	Bitumen (mmbbls)(1)	Natural Gas (bcf)	Light Crude Oil (mmbbls)	Light Crude Oil & NGL (mmbbls)	Natural Gas (bcf)	Crude Oil, Bitumen & NGL (mmbbls)	Natural Gas (bcf)	Equivalent Units (mmboe)
Proved reserves
December 31, 2016	79	63	648	1,517	47	23	668	860	2,185	1,224
Technical revisions	4	17	6	—	(3)	3	53	27	53	36
Acquisitions	—	—	—	1	—	—	—	—	1	—
Dispositions	(12)	(1)	—	(294)	—	—	—	(13)	(294)	(62)
Discoveries, extensions and improved recovery	3	1	137	97	65	—	—	206	97	222
Economic factors	—	—	—	(9)	—	—	—	—	(9)	(2)
Production	(8)	(16)	(44)	(138)	(12)	(5)	(59)	(85)	(197)	(118)

Proved reserves	66	64	747	1,174	97	21	662	995	1,836	1,301

December 31, 2017
Proved and probable reserves	80	86	1,609	1,597	196	31	1,014	2,002	2,611	2,437
December 31, 2017
December 31, 2016	95	83	1,923	1,940	207	29	926	2,337	2,866	2,815

(1) Lloydminster thermal property reserves are classified as bitumen.

Reconciliation of Proved Developed Reserves
	Canada					International		Total
	Western Canada				Atlantic
(forecast prices and costs before royalties)	Light/ Medium Crude Oil & NGL (mmbbls)	Heavy Crude Oil (mmbbls)(1)	Bitumen (mmbbls)(1)	Natural Gas (bcf)	Light Crude Oil (mmbbls)	Light Crude Oil & NGL (mmbbls)	Natural Gas (bcf)	Crude Oil, Bitumen & NGL (mmbbls)	Natural Gas (bcf)	Equivalent Units (mmboe)
Proved developed reserves
December 31, 2016	75	63	160	1,183	42	23	567	363	1,750	654
Technical revisions	4	18	6	—	(2)	3	53	29	53	38
Transfer from proved undeveloped	1	—	40	55	5	—	—	46	55	55
Acquisitions	—	—	—	1	—	—	—	—	1	—
Dispositions	(12)	(1)	—	(294)	—	—	—	(13)	(294)	(62)
Discoveries, extensions and improved recovery	2	—	—	25	4	—	—	6	25	10
Economic factors	—	—	—	(9)	—	—	—	—	(9)	(2)
Production	(8)	(16)	(44)	(138)	(12)	(5)	(59)	(85)	(197)	(118)

December 31, 2017	62	64	162	823	37	21	561	346	1,384	575

(1)	Lloydminster thermal property reserves are classified as bitumen.

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 20

Infrastructure and Marketing

Infrastructure and Marketing Earnings Summary ($ millions, except where indicated)	2017	2016
Gross revenues	1,976	955
Purchases of crude oil and products	1,855	857

Infrastructure gross margin	121	98
Marketing and other	(40)	(88)

Total Infrastructure and Marketing gross margin	81	10
Production, operating and transportation expenses	13	20
Selling, general and administrative expenses	4	5
Depletion, depreciation, amortization and impairment	2	13
Loss (gain) on sale of assets	1	(1,439)
Other – net	(8)	(3)
Share of equity investment gain	(49)	(16)
Provisions for income taxes	32	122

Net earnings	86	1,308

Infrastructure and Marketing gross revenues and purchases of crude oil products increased by $1,021 million and $998 million, respectively, in 2017 compared to 2016, primarily due to increased volumes and prices.

Marketing and other loss decreased by $48 million in 2017 compared to 2016 primarily due to crude oil marketing gains from widening price differentials between Canada and the U.S. during 2017. This was partially offset by unrealized crude oil mark-to-market losses as a result of falling forward heavy differentials towards the end of 2017.

The Company recorded a loss on sale of assets of $1 million in 2017 compared to a gain of $1,439 million in 2016. The gain on sale of assets in 2016 was due to the sale of ownership interest in select midstream assets.

Share of equity investment gain increased by $33 million in 2017 compared to 2016 due to the pipeline spill costs incurred in 2016 and the formation of HMLP in mid-2016. Refer to Note 11 of the Consolidated Financial Statements.

Provisions for income taxes decreased by $90 million in 2017 compared to 2016 due to the tax associated with the sale of ownership interest in select midstream assets in 2016.

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 21

4.3 Downstream

Upgrading

Upgrading Earnings Summary ($ millions, except where indicated)	2017	2016
Gross revenues	1,440	1,324
Purchases of crude oil and products	983	808

Gross margin	457	516
Production, operating and transportation expenses	197	168
Selling, general and administrative expenses	9	4
Depletion, depreciation, amortization and impairment	99	103
Other – net	—	(1)
Financial items	1	1
Provisions for income taxes	41	66

Net earnings	110	175

Upgrading throughput (mbbls/day)(1)	68.5	72.5
Total sales (mbbls/day)	68.5	72.8
Synthetic crude oil sales (mbbls/day)	49.8	55.2
Upgrading differential ($/bbl)	18.66	20.74
Unit margin ($/bbl)	18.28	19.37
Unit operating cost ($/bbl)(2)	7.88	6.33

(1)	Throughput includes diluent returned to the field.
(2)	Based on throughput.

The Upgrading operations add value by processing heavy crude oil into high value synthetic crude oil and low sulphur distillates. The Upgrading profitability is primarily dependent on the differential between the cost of heavy crude oil feedstock and the sales price of synthetic crude oil.

Gross revenues increased by $116 million in 2017 compared to 2016 primarily due to higher realized prices for synthetic crude oil, partially offset by lower sales volumes resulting from a planned major turnaround in the second quarter of 2017. The price of Husky Synthetic Blend averaged $67.05/bbl in 2017 compared to $57.54/bbl in 2016. Sales volumes decreased by 4.3 mbbls/day, or five percent, and throughput decreased by 4.0 mbbls/day, or six percent, compared to 2016 due to the planned major turnaround in 2017.

Upgrading feedstock purchases increased by $175 million in 2017 compared to 2016 primarily due to higher Lloyd Heavy Blend pricing, which averaged $48.39/bbl in 2017 compared to $36.79/bbl in 2016.

Gross margin decreased by $59 million in 2017 compared to 2016 primarily due to the tightening light/heavy differentials, lowering the average upgrading differentials in 2017. The upgrading differential averaged $18.66/bbl in 2017, a decrease of $2.08/bbl or 10 percent compared to 2016. The differential is equal to Husky Synthetic Blend less Lloyd Heavy Blend.

Production, operating and transportation expenses increased by $29 million in 2017 compared to 2016 primarily due to higher maintenance, labour and energy costs related to the planned major turnaround in the second quarter of 2017.

Provisions for income taxes decreased by $25 million in 2017 compared to 2016 primarily due to lower earnings before income taxes in 2017.

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 22

Canadian Refined Products

Canadian Refined Products Earnings Summary ($ millions, except where indicated)	2017	2016
Gross revenues	2,787	2,301
Purchases of crude oil and products	2,219	1,770

Gross margin	568	531
Fuel	139	136
Refining	174	123
Asphalt	201	217
Ancillary	54	55

	568	531
Production, operating and transportation expenses	256	241
Selling, general and administrative expenses	53	43
Depletion, depreciation, amortization and impairment	111	102
Gain on sale of assets	(5)	(3)
Other – net	(1)	(10)
Financial items	12	7
Provisions for income taxes	38	41

Net earnings	104	110

Number of fuel outlets(1)	518	481
Fuel sales volume, including wholesale
Fuel sales (millions of litres/day)	7.3	6.6
Fuel sales per outlet (thousands of litres/day)	12.1	11.8
Refinery throughput
Prince George Refinery (mbbls/day)	11.2	9.4
Lloydminster Refinery (mbbls/day)	26.8	27.8
Ethanol production (thousands of litres/day)	804.8	820.6

(1)	Average number of fuel outlets for period indicated.

Canadian Refined Products gross revenues increased by $486 million in 2017 compared to 2016 primarily due to higher commodity pricing, and higher sales volumes at the Prince George Refinery, where a major planned turnaround was completed in 2016. The increase was partially offset by lower throughput volumes at the Lloydminster Refinery, due to a planned turnaround in the second quarter of 2017, and lower asphalt margins due to market oversupply related to weather delays.

Purchases of crude oil and products increased by $449 million in 2017 compared to 2016 primarily due to higher commodity pricing, partially offset by the lower volumes at the Lloydminster Refinery due to a planned turnaround in the second quarter of 2017.

Refining gross margins increased by $51 million in 2017 compared to 2016 primarily due to higher sales volumes at the Prince George Refinery and the Minnedosa Ethanol Plant combined with higher ethanol pricing.

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 23

U.S. Refining and Marketing

U.S. Refining and Marketing Earnings Summary ($ millions, except where indicated)	2017	2016
Gross revenues	9,355	5,995
Purchases of crude oil and products	8,059	5,188

Gross margin	1,296	807
Production, operating and transportation expenses	563	535
Selling, general and administrative expenses	15	13
Depletion, depreciation, amortization and impairment	354	342
Other – net	(21)	(176)
Financial items	14	3
Provisions for income taxes	137	33

Net earnings	234	57

Selected operating data:
Lima Refinery throughput (mbbls/day)	172.2	138.2
BP-Husky Toledo Refinery throughput (mbbls/day)	76.6	62.2
Superior Refinery throughput (mbbls/day)(1)	5.5	—
Refining margin (US$/bbl crude throughput)	11.09	8.94
Refinery inventory (mmbbls)(2)	9.2	10.8

(1)	The Superior Refinery was acquired on November 8, 2017.
(2)	Feedstock and refined products are included in refinery inventory.

U.S. Refining and Marketing gross revenues increased by $3,360 million in 2017 compared to 2016. The increase was primarily due to the higher finished goods sales prices and higher sales volume as a result of stronger operations in 2017, and scheduled major turnarounds at both the Lima and BP-Husky Toledo Refineries in 2016.

Purchases of crude oil and products increased by $2,871 million in 2017 compared to 2016 primarily due to higher crude oil feedstock costs and increased throughput at both the Lima and BP-Husky Toledo refineries. Throughput increased at the Lima Refinery by 34.0 mbbls/day and at the BP-Husky Toledo Refinery by 14.4 mbbls/day compared to 2016 primarily due to the planned major turnarounds at both the Lima and BP-Husky Toledo refineries in 2016 and the isocracker at Lima being fully in service in 2017.

Gross margin increased by $489 million in 2017 compared to 2016 primarily due to a higher Chicago 3:2:1 crack spread and higher sales volumes.

Other – net income decreased by $155 million in 2017 compared to 2016 primarily due to reduced insurance recoveries associated with the isocracker unit fire in 2016.

Provisions for income taxes increased by $104 million in 2017 compared to 2016 primarily due to higher earnings before income taxes in 2017.

The Chicago 3:2:1 crack spread benchmark is based on LIFO accounting, which assumes that crude oil feedstock costs are based on the current month price of WTI, while crude oil feedstock costs included in realized margins are based on FIFO accounting, which reflects purchases made in previous months. The estimated FIFO impact was an increase in net earnings of approximately $58 million in 2017 compared to an increase of $50 million in 2016.

Downstream Capital Expenditures

In 2017, Downstream capital expenditures totalled $630 million compared to $726 million in 2016. The decrease in Downstream capital expenditures was primarily due to the completion of major planned turnarounds at the Lima and BP-Husky Toledo refineries and the feedstock optimization project in U.S. Refining and Marketing in 2016.

In Canada, capital expenditures of $317 million were primarily related to the scheduled major turnarounds at the Lloydminster Upgrader and Lloydminster Refinery in the second quarter of 2017.

In the U.S., capital expenditures of $313 million were primarily related to the crude oil flexibility project and various reliability, safety and environmental protection initiatives at the Lima Refinery. Capital expenditures of $95 million at the BP-Husky Toledo Refinery (Husky working interest) were primarily related to reliability, safety and environmental protection initiatives.

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 24

4.4 Corporate

Corporate Summary ($ millions) income (expense)	2017	2016
Selling, general and administrative expenses	(304)	(247)
Depletion, depreciation, amortization and impairment	(79)	(87)
Other – net	(6)	(110)
Net foreign exchange gain (loss)	(6)	13
Finance income	32	12
Finance expense	(234)	(245)
Recovery of income taxes	675	153

Net earnings (loss)	78	(511)

The Corporate segment reported net earnings of $78 million in 2017 compared to a net loss of $511 million in 2016. Recovery of income taxes increased primarily due to the recognition of $436 million in deferred tax recovery related to the reduction in the U.S. Federal corporate tax rate that will take effect in 2018. Selling, general and administrative expenses increased by $57 million in 2017 primarily due to increases in employee costs and stock-based compensation expenses. Other – net expense decreased by $104 million in 2017 relates primarily to losses on the Company’s short-term hedging program which concluded in June 2016. Finance income increased by $20 million primarily due to interest on short-term investments. Net foreign exchange gain (loss) decreased by $19 million due to the items noted below.

Foreign Exchange Summary ($ millions, except exchange rate amounts)	2017		2016
Non-cash working capital gain (loss)		(3)		4
Other foreign exchange gain (loss)		(3)		9

Net foreign exchange gain (loss)		(6)		13

U.S./Canadian dollar exchange rates:
At beginning of year	US$	0.745	US$	0.723
At end of year	US$	0.799	US$	0.745

Included in other foreign exchange gain (loss) are realized and unrealized foreign exchange gains and losses on working capital and intercompany financing. The foreign exchange gains and losses on these items can vary significantly due to the large volume and timing of transactions through these accounts in the period. The Company manages its exposure to foreign currency fluctuations in order to minimize the impact of foreign exchange gains and losses on the Consolidated Financial Statements.

Consolidated Income Taxes

Consolidated Income Taxes ($ millions)	2017	2016
Provisions for (recovery of) income taxes	(362)	28
Cash income taxes received	(41)	(3)

Consolidated income taxes were a recovery of $362 million in 2017 compared to an income tax expense of $28 million in 2016. The recovery of consolidated income taxes was primarily due to the recognition of $436 million in deferred tax recovery related to the reduction in the U.S. Federal corporate tax rate that will take effect in 2018.

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 25

5.0 Risk and Risk Management

5.1 Enterprise Risk Management

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

5.2 Significant Risk Factors

Operational, Environmental and Safety Incidents

The Company’s businesses are subject to inherent operational risks with respect to safety and the environment that require continuous vigilance. The Company seeks to minimize these operational risks by carefully designing and building its facilities and conducting its operations in a safe and reliable manner using Husky Operational Integrity Management System, its integrated management system that considers environmental requirements and process and occupational safety. Failure to manage the risks effectively could result in potential fatalities, serious injury, interruptions to activities or use of assets, damage to assets, environmental impact or loss of licence to operate. Enterprise risk management, emergency preparedness, business continuity and security policies and programs are in place for all operating areas and are adhered to on an ongoing basis. The Company, in accordance with industry practice, maintains insurance coverage against losses from certain of these risks. Nonetheless, insurance proceeds may not be sufficient to cover all losses, and insurance coverage may not be available for all types of operational risks.

Commodity Price Volatility

The Company’s results of operations and financial condition are dependent on the prices received for its refined products, crude oil, NGL and natural gas production. Lower prices for crude oil, NGL and natural gas could adversely affect the value and quantity of the Company’s oil and gas reserves. The Company’s reserves include significant quantities of heavier grades of crude oil that trade at a discount to light crude oil. Heavier grades of crude oil are typically more expensive to produce, process, transport and refine into high value refined products. Refining and transportation capacity for heavy crude oil and bitumen is limited and planned increases of North American heavy crude oil and bitumen production may create the need for additional heavy oil and bitumen refining and transportation capacity. Wider price differentials between heavier and lighter grades of crude oil could have a material adverse effect on the Company’s results of operations and financial condition, reduce the value and quantities of the Company’s heavier crude oil reserves and delay or cancel projects that involve the development of heavier crude oil resources. There is no guarantee that pipeline development projects will provide sufficient transportation capacity and access to refining capacity to accommodate expected increases in North American heavy crude oil and bitumen production.

Prices for refined products and crude oil are based on world supply and demand. Supply and demand can be affected by a number of factors including, but not limited to, actions taken by OPEC, non-OPEC crude oil supply, social conditions in oil producing countries, the occurrence of natural disasters, general and specific economic conditions, technological developments, prevailing weather patterns, government regulation and policies and the availability of alternate sources of energy.

The Company’s natural gas production is currently located in Western Canada and Asia Pacific.Western Canada’s natural gas production is subject to North American market forces. North American natural gas supply and demand is affected by a number of factors including, but not limited to, the amount of natural gas available to specific market areas either from the well head of existing or accessible conventional or unconventional sources (such as from shale), or from storage facilities, technological developments, prevailing weather patterns, the U.S. and Canadian economies, the occurrence of natural disasters and pipeline restrictions.

In certain instances, the Company will use derivative instruments to manage exposure to price volatility on a portion of its refined product, oil and gas production, inventory or volumes in long-distance transit. The Company may also use firm commitments for the purchase or sale of crude oil and natural gas.

The fluctuations in refined products, crude oil and natural gas prices are beyond the Company’s control and could have a material adverse effect on the Company’s results of operations and financial condition.

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 26

Reservoir Performance Risk

Lower than projected reservoir performance on the Company’s key growth projects could have a material adverse effect on the Company’s results of operations, financial condition, business strategy and reserves. Inaccurate appraisal of large project reservoirs could result in missed production, revenue and earnings targets and negatively affect the Company’s reputation, investor confidence and the Company’s ability to deliver on its growth strategy.

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

Restricted Market Access and Pipeline Interruptions

The Company’s results depend upon the Company’s ability to deliver products to the most attractive markets. The Company’s results of operations could be materially adversely affected by restricted market access resulting from a lack of pipeline or other transportation alternatives to attractive markets as well as regulatory and/or other marketplace barriers. Interruptions and restrictions may be caused by the inability of a pipeline to operate, or they can be related to capacity constraints as the supply of feedstock into the system exceeds the infrastructure capacity. With growing oil production across North America and the limited availability of infrastructure to carry the Company’s products to the marketplace, oil and natural gas transportation capacity is expected to be restricted in the next few years. Restricted market access may potentially have a material adverse effect on the Company’s results of operations, financial condition and business strategy. Unplanned shutdowns and closures of its refineries or Upgrader may limit the Company’s ability to deliver product with a material adverse effect on sales and results of operations.

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

International Operations

International operations can expose the Company to uncertain political, economic and other risks. The Company’s operations in certain jurisdictions may be materially adversely affected by political, economic or social instability or events. These events may include, but are not limited to, onerous fiscal policy, renegotiation or nullification of agreements and treaties, imposition of onerous regulation, changes in laws governing existing operations, financial constraints, including currency restrictions and exchange rate fluctuations, unreasonable taxation and behaviour of public officials, joint venture partners or third-party representatives that could result in lost business opportunities for the Company. This could materially adversely affect the Company’s interest in its foreign operations, results of operations and financial condition.

Major Project Execution

The Company manages a variety of oil and gas projects ranging from Upstream to Downstream assets. The risks associated with project development and execution include, among others, the Company’s ability to obtain necessary environmental and regulatory approvals. This may result in extended stakeholder consultation, environmental assessments and public hearings. Additionally, there are risks involved with commissioning and integration of new assets to existing facilities. All of these and other risks can impact the economic feasibility of the Company’s projects. Project risks can manifest through cost overruns, schedule delays and commodity price decreases. Some project risks can impact the Company’s safety and environmental records thereby negatively affecting the Company’s reputation.

Litigation, Administrative Proceedings and Regulatory Actions

The Company may be subject to litigation, claims, administrative proceedings and regulatory actions, which may be material. Such claims could relate to environmental damage, failure to comply with applicable laws and regulations, breach of contract, tax, bribery and employment matters, which could result in an unfavourable decision, including fines, sanctions, monetary damages, temporary suspensions of operations or the inability to engage in certain operations or transactions. The outcome of such claims can be difficult to assess or quantify and may have a material adverse effect on the Company’s reputation, financial condition and results of operations. The defence to such claims may be costly and could divert management’s attention away from day-to-day operations.

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 27

Partner Misalignment

Joint venture partners operate a portion of the Company’s assets in which the Company has an ownership interest. This can reduce the Company’s control and ability to manage risks. The Company is at times dependent upon its partners for the successful execution of various projects. If a dispute with partners were to occur over the development and operation of a project or if partners were unable to fund their contractual share of the capital expenditures, a project could be delayed and the Company could be partially or totally liable for its partner’s share of the project.

Reserves Data, Future Net Revenue and Resource Estimates

The reserves data contained or referenced in the MD&A represent estimates only. The accurate assessment of oil and gas reserves is critical to the continuous and effective management of the Company’s Upstream assets. Reserves estimates support various investment decisions about the development and management of oil and gas properties. In general, estimates of economically recoverable crude oil and natural gas reserves and the future net cash flow therefrom are based upon a number of variable factors and assumptions, such as product prices, future operating and capital costs, historical production from the properties and the effects of regulation by government agencies, including with respect to royalty payments, all of which may vary considerably from actual results. The Company uses all available information at the effective date of the evaluation and qualified reserves evaluators to prepare the reserves estimates. The Company also has a number of quality control measures in its reserves process including seeking the opinion of an independent reserves auditor on the Company’s reserves. However, given the best technical information and evaluation techniques, all such estimates are still to some degree uncertain. All reserves estimates involve a degree of ambiguity and, at times, rely on indirect measurement techniques to estimate the size and recoverability of the resource. While new technologies have increased the accuracy of these techniques, there remains the potential for human or systemic error in recording and reporting the magnitude of the Company’s oil and gas reserves. Estimates of the economically recoverable oil and gas reserves attributable to any particular property or group of properties, and estimates of future net revenues expected therefrom, may differ substantially from actual results even though the total company reserves are shown to be reliable through the historical total company technical reserves revisions. The Company has a diverse portfolio of assets by product type, reservoir type and location which is a factor in mitigating specific property risks. Inaccurate appraisal of large project reservoirs could result in missed production, revenue and earnings targets and could have a material adverse effect on the Company’s reputation, investor confidence and ability to deliver on its growth business strategy.

Government Regulation

Given the scope and complexity of the Company’s operations, the Company is subject to regulation and intervention by governments at the federal, provincial, state and municipal levels in the countries in which it conducts its operations, development or exploratory activities. As these governments continually balance competing demands from different interest groups and stakeholders, the Company recognizes that the magnitude of regulatory risks has the potential to change over time. Changes in government policy, legislation or regulation could impact the Company’s existing and planned projects as well as impose costs of compliance and increase capital expenditures and operating expenses. Examples of the Company’s regulatory risks include, but are not limited to, uncertain or negative interactions with governments, uncertain energy policies, uncertain climate policies, uncertain environmental and safety policies, penalties, taxes, royalties, government fees, reserves access, limitations or increases in costs relating to the exportation of commodities, restrictions on the acquisition of exploration and production rights and land tenure, expropriation or cancellation of contract rights, limitations on control over the development and abandonment of fields and loss of licences to operate.

Environmental Regulation

Changes in environmental regulation could have a material adverse effect on the Company’s results of operations, financial condition and business strategy by requiring increased capital expenditures and operating costs or by impacting the quality, formulation or demand of products, which may or may not be offset through market pricing.

The Company anticipates further changes in environmental legislation could occur, which may result in stricter standards and enforcement, larger fines and liabilities, increased compliance costs and approval delays for critical licences and permits, which could have a material adverse effect on the Company’s results of operations, financial condition and business strategy through increased capital and operating costs.

Climate Change Regulation

Climate change regulations may become more onerous over time as governments implement policies to further reduce greenhouse gases (“GHG”) emissions. As part of long range planning, the Company assesses future costs associated with regulation of GHG emissions in its operations and the evaluation of future projects, based on the Company’s outlook for carbon pricing under current and pending regulations. Although the impact of emerging regulations is uncertain, they could have a material adverse effect on the Company’s financial condition and results of operation through increased capital and operating costs and change in demand for refined products such as transportation fuels. The Company continues to monitor international and domestic efforts to address climate change, including international low carbon fuel standards and regulations and other emerging regulations in the jurisdictions in which the Company operates.

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 28

The Alberta Climate Leadership Plan began to be implemented in 2017. This plan includes an economy-wide carbon levy, rising to $30 per tonne in 2018 which applies to the Lloydminster Refinery as well as a Carbon Competitiveness Incentive Regulation (“CCIR”) that will manage emissions at large final emitting facilities (”LFEs”) including the Tucker Thermal Project and Sunrise Energy Project. Under the Specified Gas Emitters Regulation, which expired at the end of 2017, the Tucker Thermal Project generated over 250,000 tonnes of credits due to improved emission intensity performance. These credits are eligible to offset future compliance obligations under the CCIR. These regulations are not anticipated to have a material impact over the duration of the Company’s five year long range plan. The CCIR is due for review in 2020, along with the federal “backstop”. Uncertainty regarding future regulation, including carbon price and the details of implementing the oil sands emission limit, make it difficult to predict the potential future impact on the Company.

Saskatchewan’s“Prairie Resilience”policy paper, released in December 2017, includes a number of proposals related to climate change including a performance standard for facilities which emit over 25kt of carbon dioxide equivalent each year. This would include the Company’s Lloydminster Upgrader, ethanol plant and thermal projects. Climate change regulations are expected to be developed in 2018 and may materially adversely affect the Company’s results of operations in the province. The impact on the Company is unknown at this time.

The cost of compliance with British Columbia’s $30 per tonne carbon tax (increasing to $35 per tonne on April 1, 2018) and the Renewable and Low Carbon Fuel Requirements Regulation may materially adversely affect the Company’s Prince George Refinery. Additionally, future regulations in support of British Columbia’s commitment under its Climate Leadership Plan are uncertain.

Consultation continues regarding Manitoba’s Climate and Green Plan with implementation expected in 2018. Resulting regulations are not yet certain but may materially adversely affect the Company’s Minnedosa ethanol plant in Manitoba.

Climate change regulations for the NL offshore are currently being developed as part of a consultation process involving the four offshore operators via Canadian Association of Petroleum Producers (”CAPP”). These regulations will have to meet equivalency standards with the Government of Canada. The details of the regulations are not yet known, and so the impact on the Company’s operations offshore of NL is uncertain. Note that the Government of NL currently has no jurisdiction to regulate offshore GHG emissions, but discussions are underway to amend the Atlantic Accord to give NL jurisdiction to regulate offshore GHG emissions.

Within the mandate of the Pan-Canadian Framework on Clean Growth and Climate Change, in May 2017, the Government of Canada released a technical paper on the federal Carbon Pricing Backstop introducing two key elements: a carbon levy applied to gas that the Company uses at its facilities as well as retail fuel ($10 per tonne starting in 2018 and increasing by $10 annually to $50 per tonne in 2022), and an output-based pricing system for industrial facilities emitting GHGs above 50 kt per year. A federal Clean Fuel Standard Discussion Paper was also released in 2017. The impact of the Clean Fuel Standard is still uncertain.

The Company’s U.S. refining business may be materially adversely affected by the implementation of the Environmental Protection Agency’s (”EPA”) climate change rules or, by future U.S. GHG legislation that applies to the oil and gas industry or the consumption of petroleum products and by other U.S. climate change statutes at the federal or state level or by regulations imposed by other federal agencies or at the state or local level. Such legislation or regulation could require the Company’s U.S. refining operations to significantly reduce emissions and/or purchase emission credits, thereby increasing operating and capital costs, and could change the demand for refined products which may have a material adverse effect on the Company’s financial condition and results of operation.

The U.S. Renewable Fuel Standard (”RFS”) program, through the U.S. EPA specified renewable volume obligation (”RVO”), requires refiners to add annually increasing amounts of renewable fuels to their petroleum products or to purchase RINs in lieu of such blending. Due to regulatory uncertainty and in part due to the U.S. fuel supply reaching the “blend wall” (the 10 percent limit prescribed by most automobile warranties), the price and availability of RINs has been volatile.

The Company complies with the RFS program in the U.S. by blending renewable fuels manufactured by third parties and by purchasing RINs on the open market. The Company cannot predict the future prices of RINs and renewable fuel blendstocks, and the costs to obtain the necessary RINs and blendstocks could be material. The Company’s financial position and results of operations could be adversely affected if it is unable to pass the costs of compliance on to its customers and if the Company pays significantly higher prices for RINs or blendstocks to comply with the RFS mandated standards.

Competition

The energy industry is highly competitive with respect to gaining access to the resources required to increase oil and gas reserves and production, and gaining access to markets. The Company competes with others to acquire prospective lands, retain drilling capacity and field operating and construction services, obtain sufficient pipeline and other transportation capacity, gain access to and retain adequate markets for its products and services and gain access to capital markets. The Company’s ability to successfully complete development projects could be materially adversely affected if it is unable to acquire economic supplies and services due to competition. Subsequent increases in the cost of or delays in acquiring supplies and services could result in uneconomic projects. The Company’s competitors comprise all types of energy companies, some of which have greater resources.

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 29

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

Cost or Availability of Oil and Gas Field Equipment

The cost or availability of oil and gas field equipment may adversely affect the Company’s ability to undertake exploration, development and construction projects. The oil and gas industry is cyclical in nature and is prone to shortages of supply of equipment and services including drilling rigs, geological and geophysical services, engineering and construction services and construction materials. These materials and services may not be available when required at reasonable prices. Without compromising safety, overall quality and environmental impacts, the Company continually develops its approved suppliers base to provide undisrupted access to materials, equipment and services, while maintaining a competitive cost baseline via cost escalation mitigation strategies.

Climatic Conditions

Extreme climatic conditions may have material adverse effects on financial condition and results of operations. Weather and climate affect demand, and therefore, the predictability of the demand for energy is affected to a large degree by the predictability of weather and climate. In addition, the Company’s exploration, production and construction operations, and the operations of major customers and suppliers, can be affected by extreme weather. This may result in cessation or diminishment of production, delay of exploration and development activities or delay of plant construction.

The Company operates in some of the harshest environments in the world, including offshore in Atlantic. Climate change may increase the frequency of severe weather conditions in these locations including winds, flooding and variable temperatures, which are contributing to the melting of northern ice and increased creation of icebergs. Icebergs off the coast of NL may threaten offshore oil production facilities, cause damage to equipment and possible production disruptions, spills, asset damage and human impacts. The Company has in place a number of policies to protect people, equipment and the environment in the event of extreme weather conditions and ice melt conditions.

The Company’s Atlantic operations has a robust ice management program, which uses a range of resources including a dedicated ice surveillance aircraft, as well as synergistic relationships with government agencies including Environment and Climate Change Canada, the Coast Guard and Canadian Ice Service. Regular ice surveillance flights commence in February and continue until the risk has abated. In addition, Atlantic operators employ a series of supply and support vessels to actively manage ice and icebergs. These vessels are equipped with a variety of ice management tools including towing ropes, towing nets and water cannons. The Company also maintains a series of ad-hoc relationships with contractors, allowing the quick mobilization of additional resources as required. The Company regularly assesses all aspects of its ice management program in order to ensure that the program continues to evolve as more information about the characteristics of ice and icebergs in the Atlantic becomes available and as new technologies are developed.

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

The Company has security measures, policies and controls designed to protect and secure the integrity of its information technology systems. The Company takes a proactive approach by continuing to invest in technology, processes and people to help minimize the impact of the changing cyber landscape and enhance the Company’s resilience to cyber incidents. However, cybersecurity threats frequently change and require ongoing monitoring and detection capabilities. Such cybersecurity threats include unauthorized access to information technology systems due to hacking, viruses and other causes for purposes of misappropriating assets or sensitive information, corrupting data or causing operational disruption. Cyber-attacks could result in the loss or exposure of confidential information related to retail credit card information, personnel files, exploration activities, corporate actions, executive officer communications and financial results. The significance of any such event is difficult to quantify, but if the breach is material in nature, it could adversely affect the financial performance of the Company, its operations, its reputation and standing and expose it to regulatory consequences and claims of third-party damage, all of which could materially adversely affect the Company’s results of operations and financial condition if the situation is not resolved in a timely manner, or if the financial impact of such adverse effects is not alleviated through insurance policies.

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 30

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

Skilled Workforce Shortage

Successful execution of the Company’s strategy is dependent on ensuring the Company’s workforce possesses the appropriate skill level. There is a risk that the Company may have difficulty attracting and retaining personnel with the required skill levels. Failure to attract and retain personnel with the required skill levels could have a material adverse effect on the Company’s financial condition and results of operations.

Aviation Incidents

The Company’s offshore operations in Canada and China rely on regular travel by helicopter. There is a risk of a helicopter crash due to mechanical failure or human error resulting in a significant safety incident and subsequent facility shutdown and regulatory action. This risk is mitigated through a robust management process, maintenance program and regular auditing of Husky’s aviation service providers. Helicopters chartered to support Husky offshore operations are designed to adapt to the anticipated environmental challenges i.e., anti-icing and floatation systems aligned to maximum sea height limits. Helicopters are also fitted with multiple redundant systems to address a wide range of in-flight emergencies. Pilots are trained to address these situations through regular real-time and simulator training aligned with and surpassing industry best practice.

5.3 Financial Risks

The Company’s financial risks are largely related to commodity price risk, foreign currency risk, interest rate risk, counterparty credit risk and liquidity risk. From time to time, the Company uses derivative financial instruments to manage its exposure to these risks. These derivative financial instruments are not intended for trading or speculative purposes.

Fair Value of Financial Instruments

The Company’s financial assets and liabilities that are recorded at fair value on a recurring basis have been categorized into one of three categories based upon the fair value hierarchy. Level 1 fair value measurements are determined by reference to quoted prices in active markets for identical assets and liabilities. Fair value measurements of assets and liabilities in Level 2 include valuations using inputs other than quoted prices but for which all significant outputs are observable, either directly or indirectly. Level 3 fair value measurements are based on inputs that are unobservable and significant to the overall fair value measurement.

The Company’s financial instruments include cash and cash equivalents, accounts receivable, restricted cash, accounts payable and accrued liabilities, short-term debt, long-term debt, contribution payable, derivatives, portions of other assets and other long-term liabilities.

For the year ended December 31, 2017, the Company recognized a $46 million unrealized loss on its crude oil and natural gas risk management positions which was recorded in marketing and other. In addition, the Company recognized a $30 million realized loss recorded in net foreign currency forwards. Refer to Note 24 to the 2017 Consolidated Financial Statements.

Commodity Price Risk

The Company uses derivative commodity instruments from time to time to manage exposure to price volatility on a portion of its crude oil and natural gas production, and it also uses firm commitments for the purchase or sale of crude oil and natural gas. These contracts meet the definition of a derivative instrument and have been recorded at their fair value in accounts receivable, inventory, other assets, accounts payable and accrued liabilities and other long-term liabilities.

The Company’s results will be impacted by a decrease in the price of crude oil and natural gas inventory. The Company has crude oil inventories that are feedstock, held at terminals or part of the in-process inventories at its refineries and at offshore sites. The Company also has natural gas inventory that could have an impact on earnings based on changes in natural gas prices. All these inventories are subject to a lower of cost or net realizable value test at each reporting period.

Foreign Currency Risk

The Company’s results are affected by the exchange rates between various currencies including the Canadian and U.S. dollars. The majority of the Company’s expenditures are in Canadian dollars while most of the Company’s revenues are received in U.S. dollars from the sale of oil and gas commodities that receive prices determined by reference to U.S. benchmark prices. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease the revenues received from the sale of oil and gas commodities. Correspondingly, a decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of oil and gas commodities. In addition, a change in the value of the Canadian dollar against the U.S. dollar will result in an increase or decrease in the Company’s U.S. dollar-denominated debt and related interest expense, as expressed in Canadian dollars. The fluctuations in exchange rates are beyond the Company’s control and could have a material adverse effect on the Company’s results of operations and financial condition.

The Company enters into short-dated foreign exchange contracts to fix the exchange rate for conversion of U.S. dollar denominated revenue to hedge against these potential fluctuations. The Company also designates its U.S denominated debt as a hedge of the Company’s net investment in selected foreign operations with a U.S. dollar functional currency.

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 31

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

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price. The Company’s process for managing liquidity risk includes ensuring, to the extent possible, that it has access to multiple sources of capital including: cash and cash equivalents, cash from operating activities, undrawn credit facilities and capacity to raise capital from various debt and equity capital markets under its shelf prospectuses. The availability of capital under its shelf prospectuses is dependent on market conditions at the time of sale.

Credit Rating Risk

Credit ratings affect the Company’s ability to obtain both short-term and long-term financing and the cost of such financing. Additionally, the ability of the Company to engage in ordinary course derivative or hedging transactions and maintain ordinary course contracts with customers and suppliers on acceptable terms depends on the Company’s credit ratings. A reduction in the current rating on the Company’s debt by one or more of its rating agencies, particularly a downgrade below investment grade ratings, or a negative change in the Company’s ratings outlook could adversely affect the Company’s cost of financing and its access to sources of liquidity and capital. Credit ratings are intended to provide investors with an independent measure of credit quality of any issuer of securities. The credit ratings accorded to the Company’s securities by the rating agencies are not recommendations to purchase, hold or sell the securities in as much as such ratings do not comment as to market price or suitability for a particular investor. Any rating may not remain in effect for any given period of time or may be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant.

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

Debt Covenants

The Company’s credit facilities include financial covenants, which contain a debt to capital covenant. If the Company does not comply with the covenants under these credit facilities, there is a risk that repayment could be accelerated.

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 32

6.0 Liquidity and Capital Resources

6.1 Summary of Cash Flow

Cash Flow Summary ($ millions)	2017	2016
Cash flow
Operating activities	3,704	1,971
Financing activities	363	(1,362)
Investing activities	(2,789)	632

Cash Flow from Operating Activities

Cash flow generated from operating activities increased by $1,733 million in 2017 compared to 2016. The increase was primarily due to higher realized global commodity prices combined with increased production from the Company’s thermal bitumen developments and Asia Pacific operations, and a higher Chicago 3:2:1 crack spread and sales volumes in the U.S. Refining and Marketing operations.

Cash Flow from (used for) Financing Activities

Cash flow generated from financing activities increased by $1,725 million in 2017 compared to 2016. The increase was primarily due to the net issuance of $385 million in long-term debt in 2017, compared to the net repayment of $520 million of short-term debt and $768 million of long-term debt in 2016.

Cash Flow from (used for) Investing Activities

Cash flow used for investing activities increased by $3,421 million in 2017 compared to 2016. The increase was primarily due to increased capital expenditures and corporate acquisitions in 2017, compared to cash proceeds from asset sales of $2,935 million in 2016.

6.2 Working Capital Components

Working capital is the amount by which current assets exceed current liabilities. At December 31, 2017, the Company’s working capital was $2,109 million compared to $1,125 million at December 31, 2016. A reconciliation of the Company’s working capital is as follows:

Working Capital ($ millions)	December 31, 2017	December 31, 2016	Change
Cash and cash equivalents	2,513	1,319	1,194
Accounts receivable	1,186	1,036	150
Income taxes receivable	164	186	(22)
Inventories	1,513	1,558	(45)
Prepaid expenses	145	135	10
Restricted cash	95	84	11
Accounts payable and accrued liabilities	(3,033)	(2,226)	(807)
Short-term debt	(200)	(200)	—
Long-term debt due within one year	—	(403)	403
Contribution payable	—	(146)	146
Asset retirement obligations	(274)	(218)	(56)

Net working capital	2,109	1,125	984

The increase in cash and cash equivalents was primarily due to stronger operational performance resulting from the higher global commodity prices in 2017. Fluctuations in accounts receivable and accounts payable were due to the timing of settlements in 2017 compared to 2016. The decrease in income taxes receivable was due to the timing of expected tax refunds. The decrease in long-term debt due within one year was due to the timing of debt maturities. The decrease in contribution payable was due to the contribution being fully repaid in 2017.

6.3 Sources of Liquidity

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

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 33

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

At December 31, 2017, the Company had the following available credit facilities:

Credit Facilities ($ millions)	Available	Unused
Operating facilities(1)	850	428
Syndicated credit facilities(2)	4,000	3,800

	4,850	4,228

(1)	Consists of demand credit facilities and letter of credit.
(2)	Commercial paper outstanding is supported by the Company’s syndicated credit facilities.

At December 31, 2017, the Company had $4,228 million of unused credit facilities of which $3,800 million are long-term committed credit facilities and $428 million are short-term uncommitted credit facilities. A total of $422 million of the Company’s short-term uncommitted borrowing credit facilities was used in support of outstanding letters of credit and $200 million of the Company’s long-term committed borrowing credit facilities was used in support of commercial paper. At December 31, 2017, the Company had no direct borrowing against committed credit facilities. The Company’s ability to renew existing bank credit facilities and raise new debt is dependent upon maintaining an investment grade debt rating and the condition of capital and credit markets. Credit ratings may be affected by the Company’s level of debt, from time to time.

The Company’s share capital is not subject to external restrictions. The Company’s leverage covenant under both of its revolving syndicated credit facilities is debt to capital and calculated as total debt (long-term debt including long-term debt due within one year and short-term debt) and certain adjusting items specified in the agreement divided by total debt, shareholders’ equity and certain adjusting items specified in the agreement. This covenant is used to assess the Company’s financial strength. If the Company does not comply with the covenants under the syndicated credit facilities, there is the risk that repayment could be accelerated. The Company was in compliance with the syndicated credit facility covenants at December 31, 2017, and assessed the risk of non-compliance to be low.

The Sunrise Oil Sands Partnership has an unsecured demand credit facility of $10 million available for general purposes. The Company’s proportionate share is $5 million. There were no amounts drawn on this demand credit facility at December 31, 2017.

On December 22, 2015, the Company filed a universal short form base shelf prospectus (the “2015 U.S. Shelf Prospectus”) with the Alberta Securities Commission and a related U.S. registration statement containing the 2015 U.S. Shelf Prospectus with the SEC that enabled the Company to offer up to US$3.0 billion of debt securities, common shares, preferred shares, subscription receipts, warrants and units of the Company in the United States up to and including January 22, 2018. During the 25-month period that the 2015 U.S. Shelf Prospectus and the related U.S registration statement were effective, securities could be offered in amounts, at prices and on terms set forth in a prospectus supplement.

In March 2016, holders of 1,564,068 Cumulative Redeemable Preferred Shares, Series 1 (the ”Series 1 Preferred Shares”) exercised their option to convert their shares, on a one-for-one basis, to Cumulative Redeemable Preferred Shares, Series 2 (the ”Series 2 Preferred Shares”) and receive a floating rate quarterly dividend. The dividend rate applicable to the Series 2 Preferred Shares for the three month period commencing September 30, 2017, to, but excluding December 31, 2017, is equal to the sum of the Government of Canada 90 day treasury bill rate on August 31, 2017, plus 1.73 percent, being 2.472 percent. The floating rate quarterly dividend applicable to the Series 2 Preferred Shares will be reset every quarter. The dividend rate applicable to the Series 1 Preferred Shares for the five year period commencing March 31, 2016, to, but excluding March 31, 2021, is equal to the sum of the Government of Canada five year bond yield on March 1, 2016, plus 1.73 percent, being 2.404 percent. Both rates were calculated in accordance with the articles of amendment of the Company creating the Series 1 Preferred Shares and Series 2 Preferred Shares dated March 11, 2011.

On March 9, 2016, the maturity date for one of the Company’s $2.0 billion revolving syndicated credit facilities, previously set to expire on December 14, 2016, was extended to March 9, 2020. In addition, the Company’s leverage covenant under both of its revolving syndicated credit facilities ($2.0 billion maturing June 19, 2018, and $2.0 billion maturing March 9, 2020) was modified to a debt to capital covenant. At December 31, 2017, the Company was in compliance with the syndicated credit facility covenants and assesses the risk of non-compliance to be low.

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 34

On November 15, 2016, the Company repaid the maturing 7.55 percent notes issued under a trust indenture dated October 31, 1996. The amount paid to noteholders was $280 million, including $10 million of interest.

On March 10, 2017, the Company issued $750 million of 3.60 percent notes due March 10, 2027. The notes are redeemable at the option of the Company at any time, subject to a make-whole premium unless the notes are redeemed in the three month period prior to maturity. Interest is payable semi-annually on March 10 and September 10 of each year, beginning September 10, 2017. The notes are unsecured and unsubordinated and rank equally with all of the Company’s other unsecured and unsubordinated indebtedness.

On March 30, 2017, the Company filed a universal short form base shelf prospectus (the “2017 Canadian Shelf Prospectus”) with applicable securities regulators in each of the provinces of Canada that enables the Company to offer up to $3.0 billion of common shares, preferred shares, debt securities, subscription receipts, warrants and other units in Canada up to and including April 30, 2019.

On September 15, 2017, the Company repaid the maturing 6.20 percent notes issued under a trust indenture dated September 11, 2007. The amount paid to note holders was $365 million, including $11 million of interest.

At December 31, 2017, the Company had unused capacity of $3.0 billion under the 2017 Canadian Shelf Prospectus and US$3.0 billion in unused capacity under the 2015 U.S. Shelf Prospectus and related U.S. registration statement.

On January 29, 2018, the Company filed a universal short form base shelf prospectus (the ”2018 U.S. Shelf Prospectus”) with the Alberta Securities Commission. On January 30, 2018, the Company’s related U.S. registration statement with the SEC containing the 2018 U.S. Shelf Prospectus became effective which enables the Company to offer up to US$3.0 billion of debt securities, common shares, preferred shares, subscription receipts, warrants and units of the Company in the U.S. up to and including February 29, 2020. During the 25-month period that the 2018 U.S. Shelf Prospectus and the related U.S registration statement are effective, securities may be offered in amounts, at prices and on terms set forth in a prospectus supplement. The 2018 U.S. Shelf Prospectus replaced the 2015 U.S. Shelf Prospectus. The ability of the Company to utilize the capacity under the 2017 Canadian Shelf Prospectus and the 2018 U.S. Shelf Prospectus and related U.S. registration statement is subject to market conditions at the time of sale.

Net Debt

Net debt, a non-GAAP measure (see Section 9.3), is calculated as total debt less cash and cash equivalents. The Company had total debt of $5,440 million and cash and cash equivalents of $2,513 million at December 31, 2017 compared to total debt of $5,339 million and cash and cash equivalents of $1,319 million at December 31, 2016. The Company’s net debt at December 31, 2017 decreased by $1,093 million when compared to December 31, 2016:

Net Debt(1) ($ millions)	December 31, 2017	December 31, 2016
Net debt at beginning of period	(4,020)	(6,686)
Change in net debt due to:
Funds from operations(1)	3,306	2,198
Capital expenditures	(2,220)	(1,705)
Corporate acquisitions	(670)	—
Cash dividends paid on preferred shares	(34)	(27)
Change in non-cash working capital	570	(568)
Proceeds from asset sales	192	2,935
Effect of exchange rates on cash and cash equivalents	(84)	8
Effect of exchange rates on long-term debt	284	130
Contribution payable	(142)	(193)
Contribution to joint ventures	(81)	(102)
Other	(28)	(10)
	1,093	2,666

Net debt at end of period	(2,927)	(4,020)

(1)	Net debt and funds from operations are non-GAAP measures. Refer to Section 9.3 for a reconciliation to the GAAP measure.

During the years ended December 31, 2017 and 2016, the Company’s capital expenditures were funded by funds from operations. The Company’s funds from operations are dependent on a number of factors, including commodity prices, production and sales volumes, refining and marketing margins, operating expenses, taxes, royalties and foreign exchange rates. Management prepares capital expenditure budgets annually which are regularly monitored and updated to adapt to changes in market factors. In addition, the Company requires authorizations for capital expenditures on projects, which assists with the management of capital.

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 35

The common share dividend was suspended by the Board of Directors in respect of the fourth quarter of 2015 with the persistent downward pressure on oil prices and the extended “lower for longer” outlook to provide the Company with further financial flexibility to achieve its business and financial objectives. The Board of Directors carefully considers numerous factors including earnings, commodity price outlook, future capital requirements, and the financial condition of the Company when it reviews the Common Share dividend policy. On February 28, 2018, the Board of Directors declared a quarterly dividend of $0.075 per common share for the three-month period ended December 31, 2017. The dividend will be payable on April 2, 2018 to shareholders of record at the close of business on March 20, 2018.

6.4 Capital Structure

Capital Structure ($ millions)	December 31, 2017 Outstanding
Total debt(1)	5,440
Shareholders’ equity	17,967

(1)	Total debt is defined as long-term debt including long-term debt due within one year and short-term debt.

The Company’s objectives when managing capital are to maintain a flexible capital structure, which optimizes the cost of capital at acceptable risk, and to maintain investor, creditor and market confidence to sustain the future development of the business. The Company manages its capital structure and makes adjustments as economic conditions and the risk characteristics of its underlying assets change. The Company considers its capital structure to include shareholders’ equity and debt, which was $23.4 billion at December 31, 2017 (December 31, 2016 – $23.0 billion). To maintain or adjust the capital structure, the Company may, from time to time, issue shares, raise debt and/or adjust its capital spending to manage its current and projected debt levels.

The Company monitors its capital structure and financing requirements using, among other things, non-GAAP financial metrics consisting of debt to capital employed and debt to funds from operations (refer to section 9.3). The Company’s objective is to maintain a debt to capital employed target of less than 25 percent and a debt to funds from operations ratio of less than 2.0 times. At December 31, 2017, debt to capital employed was 23.2 percent (December 31, 2016 – 23.2 percent) and debt to funds from operations was 1.6 times (December 31, 2016 – 2.4 times), within the Company’s targets.

The decrease in debt to funds from operations ratio as at December 31, 2017 was attributed to higher funds from operations due in large part to higher global commodity prices. To facilitate the management of these ratios, the Company prepares annual budgets, which are updated depending on varying factors such as general market conditions and successful capital deployment. The annual budget is approved by the Board of Directors.

6.5 Contractual Obligations, Commitments and Off-Balance Sheet Arrangements

Contractual Obligations and Other Commercial Commitments

In the normal course of business, the Company is obligated to make future payments. The following summarizes known non-cancellable contracts and other commercial commitments:

Contractual Obligations

Payments due by period ($ millions)	2018	2019-2020	2021-2022	Thereafter	Total
Long-term debt and interest on fixed rate debt	260	2,122	911	3,661	6,954
Operating leases(1)	164	230	247	1,540	2,181
Firm transportation agreements(1)	451	929	945	4,306	6,631
Unconditional purchase obligations(2)	1,965	3,103	2,155	6,675	13,898
Lease rentals and exploration work agreements	94	139	136	973	1,342
Obligations to fund equity investee(3)	51	132	140	451	774
Finance lease obligations(4)	69	138	120	993	1,320
Asset retirement obligations(5)	274	330	304	8,763	9,671

	3,328	7,123	4,958	27,362	42,771

(1)	Included in the total of operating leases and firm transportation agreements are blending and storage agreements and transportation commitments of $0.9 billion and $2.0 billion respectively with HMLP.
(2)

Includes processing services, distribution services, insurance premiums, drilling services, natural gas purchases and the purchase of refined petroleum products, which includes agreements entered into during the year totaling an incremental $385 million per year for a term of 15 years related to the expanded Canadian truck transportation network.

(3)	Equity investee refers to the Company’s investment in Husky-CNOOC Madura Ltd. joint venture,which is accounted for under the equity method for consolidated financial statement purposes
(4)	Refer to Note 17 in the 2017 Consolidated Financial Statements.
(5)

Asset retirement obligation amounts represent the undiscounted future payments for the estimated cost of abandonment, removal and remediation associated with retiring the Company’s assets. The amounts are inclusive of $192 million of cash deposited into restricted accounts for funding of future asset retirement obligations in Asia Pacific.

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 36

The Company updated its estimates for asset retirement obligations (”ARO”) as outlined in Note 16 to the 2017 Consolidated Financial Statements. On an undiscounted and inflated basis, the ARO decreased from $11.4 billion as at December 31, 2016 to $9.7 billion as at December 31, 2017, primarily due to dispositions in Western Canada.

Other Obligations

The Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favour, the Company does not currently believe that decisions in any pending or threatened proceedings related to these and other matters, or any amount which it may be required to pay, would have a material adverse impact on its financial position, results of operations or liquidity.

The Company has income tax filings that are subject to audit and potential reassessment. The findings may impact the tax liability of the Company. The final results are not reasonably determinable at this time. Management believes that it has adequately provided for current and deferred income taxes.

During 2017, the Company completed a series of transactions related to the Canadian defined benefit pension plan, which was closed to new entrants in 1991. The Company recognized an $8 million loss on settlement related to the inactive plan members and a $3 million (net of tax of $1 million) loss in other comprehensive (”OCI”) income for an annuity that was purchased to offset the defined benefit obligation for the active plan members. The Company also maintains a small defined benefit pension plan for the employees of the Superior Refinery which is closed to new entrants. Refer to Note 22 in the 2017 Consolidated Financial Statements.

In accordance with the provisions of the regulations of the People’s Republic of China, the Company is required to deposit funds in separate accounts restricted to future decommissioning and disposal obligations. The funds will be used for decommissioning and disposal expenses upon the expiry or termination of the contracts for Asia Pacific. As at December 31, 2017, the Company has deposited funds of $192 million into the restricted cash accounts, of which $95 million relates to the Wenchang field and has been classified as current. The Company’s participation in the Wenchang field expired in November 2017, and the amount of the decommissioning and disposal expenses was finalized in January 2018.

The Company is also subject to various contingent obligations that become payable only if certain events or rulings occur.The inherent uncertainty surrounding the timing and financial impact of these events or rulings prevents any meaningful measurement, which is necessary to assess their impact on future liquidity. Such obligations include environmental contingencies, contingent consideration and potential settlements resulting from litigation.

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

6.6 Transactions with Related Parties

The Company performs management services as the operator of the assets held by HMLP for which it earns a management fee. The Company is also the contractor for HMLP and constructs its assets on a cost recovery basis with certain restrictions. HMLP charges an access fee to the Company for the use of its pipeline systems in performing the Company’s blending business, and the Company also pays for transportation and storage services. These transactions are related party transactions, as the Company has a 35 percent ownership interest in HMLP and the remaining ownership interests in HMLP belong to PAH and CKI, which are affiliates of one of the Company’s principal shareholders. For the year ended December 31, 2017, the Company charged HMLP $412 million related to construction and management services. For the year ended December 31, 2017, the Company had purchases from HMLP of $203 million related to the use of the pipeline for the Company’s blending activities, transportation and storage activities, received distributions of $25 million and paid capital contributions of $17 million. As at December 31, 2017, the Company had $67 million due from HMLP.

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 37

The Company sells natural gas to and purchases steam from the Meridian Limited Partnership (”Meridian”), owner of the Meridian cogeneration facility, for use at the facility, Upgrader and Lloydminster ethanol plant. In addition, the Company provides facilities services and personnel for the operations of the Meridian cogeneration facility, which are primarily measured and reimbursed at cost, which equates to fair value. These transactions are related party transactions, as Meridian is an affiliate of one of the Company’s principal shareholders, and have been measured at fair value. For the year ended December 31, 2017, the amount of natural gas sales to Meridian totalled $45 million. For the year ended December 31, 2017, the amount of steam purchased by the Company from Meridian totalled $15 million. For the year ended December 31, 2017, the total cost recovery by the Company for facilities services was $11 million. At December 31, 2017, the Company had $1 million due from Meridian with respect to these transactions.

At December 31, 2017, $31 million of the May 11, 2009, 7.25 percent senior notes were held by a related party, Ace Dimension Limited, and are included in long-term debt in the Company’s consolidated balance sheet. The related party transaction was measured at fair market value at the date of the transaction and has been carried out on the same terms as applied with unrelated parties.

6.7 Outstanding Share Data

Authorized:

•	unlimited number of common shares

•	unlimited number of preferred shares

Issued and outstanding: February 23, 2017

• common shares	1,005,120,012
• cumulative redeemable preferred shares, series 1	10,435,932
• cumulative redeemable preferred shares, series 2	1,564,068
• cumulative redeemable preferred shares, series 3	10,000,000
• cumulative redeemable preferred shares, series 5	8,000,000
• cumulative redeemable preferred shares, series 7	6,000,000
• stock options	22,158,469
• stock options exercisable	12,760,000

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 38

7.0 Critical Accounting Estimates and Key Judgments

The Company’s consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Significant accounting policies are disclosed in Note 3 to the 2017 Consolidated Financial Statements. Certain of the Company’s accounting policies require subjective judgment and estimation about uncertain circumstances.

7.1 Accounting Estimates

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and on a prospective basis. By their nature, estimates are subject to measurement uncertainty and changes in such estimates in future years could require a material change in the consolidated financial statements. These underlying assumptions are based on historical experience and other factors that management believes to be reasonable under the circumstances, and are subject to change as new events occur, as more industry experience is acquired, as additional information is obtained, and as the Company’s operating environment changes. Specifically, amounts recorded for depletion, depreciation, amortization and impairment, asset retirement obligations, assets and liabilities measured at fair value, employee future benefits, income taxes and reserves and contingencies are based on estimates.

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

Impairment and Reversals of Impairment of Non-Financial Assets

The carrying amounts of the Company’s non-financial assets are reviewed at the end of each reporting period to determine whether there is any indication of impairment or reversal of impairment. Determining whether there are any indications of impairment, or reversal of impairment, requires significant judgment of external factors, such as an extended change in prices or margins for oil and gas commodities or products, a significant change in an asset’s market value, a significant change and revision of estimated volumes, revision of future development costs, a change in the entity’s market capitalization or significant changes in the technological, market, economic or legal environment that would have an adverse impact on the entity. If impairment, or reversal of impairments, is indicated the amount by which the carrying value is different from the estimated fair value of the long-lived asset is charged to net earnings.

The determination of the recoverable amount for impairment, or reversal of impairment, involves the use of numerous assumptions and estimates. Estimates of future cash flows used in the evaluation of assets are made using management’s forecasts of commodity prices, operating costs and future capital expenditures, marketing supply and demand, forecasted crack spreads, growth rate, discount rate and, in the case of oil and gas properties, expected production volumes. Expected production volumes take into account assessments of field reservoir performance and include expectations about proved and probable volumes and where applicable economically recoverable resources associated with interests in certain Husky properties which are risk-weighted utilizing geological, production, recovery, market price and economic projections. Either the cash flow estimates or the discount rate is risk-adjusted to reflect local conditions as appropriate. Future revisions to these assumptions impact the recoverable amount.

Impairment losses recognized for other assets in prior years are assessed at the end of each reporting period for indications that the impairment has decreased or no longer exists. An impairment loss is reversed only to the extent that the carrying amount of the asset or cash generating units (”CGUs”) does not exceed the carrying amount that would have been determined, net of depletion, depreciation and amortization, if no impairment loss had been recognized.

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

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 39

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

7.2 Key Judgments

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

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 40

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

Related Party Judgments and Estimates

The Company entered into transactions and agreements in the normal course of business with certain related parties, joint arrangements and associates. These transactions are on terms equivalent to those that prevail in arm’s-length transactions. Proceeds for disposition of assets to related parties are recognized at fair value, based on discounted cash flow forecast from those assets. Independent opinions of the fair value may be obtained. Changes in the assumptions used to determine these fair values may result in a material difference in the proceeds and any gain or loss on disposition.

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 41

8.0 Recent Accounting Standards and Changes in Accounting Policies

Recent Accounting Standards

The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Leases

In January 2016, the IASB issued IFRS 16 Leases, which replaces the current IFRS guidance on leases. Under the current guidance, lessees are required to determine if the lease is a finance or operating lease, based on specified criteria. Finance leases are recognized on the balance sheet while operating leases are recognized in the Consolidated Statements of Income when the expense is incurred. Under IFRS 16, lessees must recognize a lease liability and a right-of-use asset for virtually all lease contracts. The recognition of the present value of minimum lease payments for certain contracts currently classified as operating leases will result in increases to assets, liabilities, depletion, depreciation and amortization, and finance expense, and a decrease to production, operating and transportation expense upon implementation. An optional exemption to not recognize certain short-term leases and leases of low value can be applied by lessees. For lessors, the accounting remains essentially unchanged. The standard will be effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted, provided IFRS 15 Revenue from Contracts with Customers, has been applied, or is applied at the same date as IFRS 16.

Implementation of IFRS 16 consists of four phases:

•

Project awareness and engagement - This phase includes identifying and engaging the appropriate members of the finance and operations teams, as well as communicating the key requirements of IFRS 16 to stakeholders, and creating a project steering committee.

•

Scoping - This phase focuses on identifying and categorizing the Company’s contracts, performing a high-level impact assessment and determining the adoption approach and which optional recognition exemptions will be applied by the Company. This phase also includes identifying the systems impacted by the new accounting standard and evaluating potential system solutions.

•

Detailed analysis and solution development - This phase includes assessing which agreements contain leases and determining the expected conversion differences for leases currently accounted for as operating leases under the existing standard. This phase also includes selection of the system solution.

•

Implementation - This phase includes implementing the changes required for compliance with IFRS 16. The focus of this phase is the approval and implementation of any new accounting and tax policies, processes, systems and controls, as required, as well as the execution of customized training programs and preparation of disclosures under IFRS 16.

The Company is currently in the detailed analysis and solutions development phase of implementing IFRS 16. The impact on the Company’s consolidated financial statements upon adoption of IFRS 16 is currently being assessed.

Revenue from Contracts with Customers

In September 2015, the IASB published an amendment to IFRS 15, deferring the effective date of the standard by one year to annual periods beginning on or after January 1, 2018. IFRS 15 replaces existing revenue recognition guidance with a single comprehensive accounting model. The standard requires an entity to recognize revenue to reflect the transfer of goods and services for the amount it expects to receive when control is transferred to the purchaser. Early adoption is permitted.

Implementation of IFRS 15 consists of four phases:

•

Project awareness and engagement - This phase includes identifying and engaging the appropriate members of the finance and operations teams, as well as communicating the key requirements of IFRS 15 to stakeholders.

•

Scoping - This phase focuses on identifying the Company’s major revenue streams, determining how and when revenue is currently recognized and determination of whether any changes are expected upon adoption.

•

Detailed analysis and solution development - Steps in this phase include addressing any potential differences in revenue recognition identified in the scoping phase, according to the priority assigned. This involves detailed analysis of the IFRS 15 revenue recognition criteria, review of contracts with customers to ensure revenue recognition practices are in accordance with IFRS 15 and evaluating potential changes to revenue processes and systems.

•

Implementation - This phase includes implementing the changes required for compliance with IFRS 15. The focus of this phase is the approval and implementation of any new accounting and tax policies, processes, systems and controls, as required, as well as the execution of customized training programs and preparation of disclosures under IFRS 15.

The Company has completed the assessment of IFRS 15 and is currently in the implementation phase. The Company will retrospectively adopt the standard on January 1, 2018. The adoption of IFRS 15 does not require any material changes to the amounts recorded in the consolidated financial statements; however, it will require additional disclosures.

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 42

Financial Instruments

In July 2014, the IASB issued IFRS 9, “Financial Instruments” to replace IAS 39, which provides a single model for classification and measurement based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial instruments. For financial liabilities, the change in fair value resulting from an entity’s own credit risk is recorded in OCI rather than net earnings, unless this creates an accounting mismatch. IFRS 9 includes a new, forward-looking ‘expected loss’ impairment model that will result in a more timely recognition of expected credit losses. In addition, IFRS 9 provides a substantially-reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with required retrospective application and early adoption permitted.

Implementation of IFRS 9 consists of four phases:

•

Project awareness and engagement - This phase includes identifying and engaging the appropriate members of the finance and operations teams, as well as communicating the key requirements of IFRS 9 to stakeholders.

•

Scoping - This phase focuses on identifying the Company’s financial instruments, determining accounting treatment for in-scope financial instruments under IFRS 9, and determination of whether any changes are expected upon adoption.

•

Detailed analysis and solution development - This phase includes addressing differences in accounting for financial instruments. Steps in this phase involve detailed analysis of the IFRS 9 recognition impacts, measurement and disclosure requirements, and evaluating potential changes to accounting processes.

•

Implementation - This phase includes implementing the changes required for compliance with IFRS 9. The focus of this phase is the approval and implementation of any new accounting and tax policies, processes, systems and controls, as required, as well as the preparation of disclosures under IFRS 9.

The Company has completed the assessment of IFRS 9 and is currently in the implementation phase. The Company will retrospectively adopt the standard on January 1, 2018. The adoption of IFRS 9 does not require any material changes to the consolidated financial statements.

Amendments to the IFRS 2 Share-based Payment

In June 2016, the IASB issued amendments to IFRS 2 to be applied prospectively for annual periods beginning on or after January 1, 2018 with early adoption permitted. The amendments clarify how to account for certain types of share-based payment arrangements. The adoption of the amendments does not have a material impact on the Company’s consolidated financial statements.

Change in Accounting Policy

The Company has applied the following amendments to accounting standards issued by the IASB for the first time for the annual reporting period commencing January 1, 2017:

Amendments to IAS 7 Statement of Cash Flows

The amendments require disclosure of information enabling users of financial statements to evaluate changes in liabilities arising from financing activities. The adoption of this amended standard resulted in the disclosure of a reconciliation to changes in liabilities from financing activities. Refer to Note 15 of the Consolidated Financial Statements.

Amendments to IAS 12

The amendments clarify the recognition of deferred tax assets for unrealized losses on debt instruments measured at fair value. The adoption of the amendments has no material impact on the Company’s consolidated financial statements.

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 43

9.0 Reader Advisories

9.1 Forward-Looking Statements

Certain statements in this document are forward-looking statements and information (collectively, “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this document are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”,“are expected to”,“will continue”,“is anticipated”,“is targeting”,“is estimated”,“intend”,“plan”,“projection”,“could”, “aim”,“vision”,“goals”,“objective”,“target”,“scheduled”and “outlook”). In particular, forward-looking statements in this document include, but are not limited to, references to:

•

with respect to the business, operations and results of the Company generally: the Company’s general strategic plans and growth strategies; the Company’s 2018 production guidance, including guidance for specified areas and product types; the Company’s objective of maintaining stated debt to funds from operations and debt to capital employed ratio targets; and the Company’s 2018 Upstream capital expenditure program;

•

with respect to the Company’s thermal developments: anticipated timing of first production from and design capacity of the Company’s Rush Lake 2 thermal development and its three Lloyd thermal projects at Dee Valley, Spruce Lake North and Spruce Lake Central; the timing of commencement of construction at Dee Valley; the timing of commencement of site clearing and construction at Spruce Lake Central and Spruce Lake North; the expected timing of first production from, and design capacity of, the two new thermal projects at Westhazel and Edam Central; the expected volume of long-life thermal production expected to be brought on by the Company in the next four years; the expected timing of ramp up of production and expected 2018 production volumes from the Tucker Thermal Project; and expected timing to reach nameplate capacity at, the Sunrise Energy Project;

•

with respect to the Company’s Western Canada resource plays: the Company’s strategic and drilling plans for its Western Canada portfolio; and expected timing that six wells in the Spirit River formation and two wells at Wembley will start production;

•

with respect to the Company’s Offshore business in Asia Pacific: the expected timing of commencement of construction at, and first production from, Liuhua 29-1; the Company’s drilling plans at Block 15/33 and Block 16/25 offshore China; expected total gross daily sales volumes of natural gas and NGL once production is fully ramped up at the BD Project and the MDA-MBH and MDK fields; the expected timing of drilling of five MDA field production wells and two MBH field production wells, and the expected timing of first gas therefrom; and the expected timing of tie-in of the additional MDK shallow water field;

•

with respect to the Company’s Offshore business in the Atlantic: the expected timing of first oil and the expected timing and volume of gross peak production at the West White Rose Project; and the potential new development at Northwest White Rose;

•	with respect to the Company’s Infrastructure and Marketing business, the expected timing of completion of construction of HMLP’s new 150-kilometre pipeline system; and

•

with respect to the Company’s Downstream operating segment: the expected timing of a final investment decision on the potential expansion of the Company’s Lloydminster Asphalt Refinery; the expected timing of completion of the crude oil flexibility project at the Lima Refinery; and the expected timing of completion of a project to increase the heavy oil processing capacity at the Superior Refinery.

In addition, statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of reserves and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary from reserves and production estimates.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this document are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events, including the timing of regulatory approvals, that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources, including third party consultants, suppliers and regulators, among others.

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 44

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to the Company.

The Company’s Annual Information Form for the year ended December 31, 2017 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

New factors emerge from time to time and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon management’s assessment of the future considering all information available to it at the relevant time. Any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

9.2 Oil and Gas Reserves Reporting

Disclosure of Oil and Gas Reserves and Other Oil and Gas Information

Unless otherwise indicated: (i) reserves estimates have been prepared by internal qualified reserves evaluators in accordance with the Canadian Oil and Gas Evaluation Handbook, have an effective date of December 31, 2017 and represent the Company’s working interest share; (ii) projected and historical production volumes provided represent the Company’s working interest share before royalties; and (iii) historical production volumes provided are for the year ended December 31, 2017.

The Company uses the term barrels of oil equivalent (”boe”), which is consistent with other oil and gas companies’ disclosures, and is calculated on an energy equivalence basis applicable at the burner tip whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. The term boe is used to express the sum of the total company products in one unit that can be used for comparisons. Readers are cautioned that the term boe may be misleading, particularly if used in isolation. This measure is used for consistency with other oil and gas companies but does not represent value equivalency at the wellhead.

The Company uses the term reserves replacement ratio, which is consistent with other oil and gas companies’ disclosures. Reserves replacement ratios for a given period are determined by taking the Company’s incremental proved reserves additions for that period divided by the Company’s Upstream gross production for the same period. The reserves replacement ratio measures the amount of reserves added to a company’s reserves base during a given period relative to the amount of oil and gas produced during that same period. A company’s reserves replacement ratio must be at least 100 percent for the company to maintain its reserves. The reserves replacement ratio only measures the amount of reserves added to a company’s reserve base during a given period. Reserves replacement ratios that exclude economic factors will exclude the impacts that changing oil and gas prices have.

Note to U.S. Readers

The Company reports its reserves information in accordance with Canadian practices and specifically in accordance with National Instrument 51-101, ”Standards of Disclosure for Oil and Gas Disclosure”,adopted by the Canadian securities regulators. Because the Company is permitted to prepare its reserves information in accordance with Canadian disclosure requirements, it may use certain terms in that disclosure that U.S. oil and gas companies generally do not include or may be prohibited from including in their filings with the Securities and Exchange Commission (the ”SEC”) .

9.3 Non-GAAP Measures

Disclosure of non-GAAP Measures

The Company uses measures primarily based on IFRS and also uses some secondary non-GAAP measures. The non-GAAP measures included in this MD&A and related disclosures are: adjusted net earnings (loss), funds from operations, free cash flow, net debt, operating netback, debt to capital employed, debt to funds from operations and LIFO. None of these measures is used to enhance the Company’s reported financial performance or position. There are no comparable measures in accordance with IFRS for operating netback, debt to capital employed or debt to funds from operations. These are useful complementary measures in assessing the Company’s financial performance, efficiency and liquidity. The non-GAAP measures do not have standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other issuers. They are common in the reports of other companies but may differ by definition and application. All non-GAAP measures are defined below.

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 45

Adjusted Net Earnings (Loss)

Adjusted net earnings (loss) is a non-GAAP measure which should not be considered an alternative to, or more meaningful than, ”net earnings (loss)” as determined in accordance with IFRS, as an indicator of financial performance. Adjusted net earnings (loss) is comprised of net earnings (loss) and excludes items such as after-tax property, plant and equipment impairment charges (reversals), goodwill impairment charges, exploration and evaluation asset write-downs, inventory write-downs and loss (gain) on sale of assets which are not considered to be indicative of the Company’s ongoing financial performance. Adjusted net earnings (loss) is a complementary measure used in assessing the Company’s financial performance through providing comparability between periods. Adjusted net earnings (loss) was redefined in the second quarter of 2016. Previously, adjusted net earnings (loss) was defined as net earnings (loss) plus after-tax property, plant and equipment impairment charges (reversals), goodwill impairment charges, exploration and evaluation asset write-downs and inventory write-downs.

The following table shows the reconciliation of net earnings (loss) to adjusted net earnings (loss) for the three months and years ended December 31:

Adjusted Net Earnings	Three months ended Dec. 31,		Year ended Dec. 31,
($ millions)	2017	2016	2017	2016	2015
Net earnings (loss)	672	186	786	922	(3,850)
Impairment (impairment reversal) of property, plant and equipment, net of tax	3	(202)	126	(190)	3,664
Impairment of goodwill	—	—	—	—	160
Exploration and evaluation asset write-downs, net of tax	—	41	4	63	177
Inventory write-downs, net of tax	—	6	—	6	14
Gain on sale of assets, net of tax	(10)	(37)	(34)	(1,456)	(16)

Adjusted net earnings (loss)	665	(6)	882	(655)	149

Debt to Capital Employed

Debt to capital employed is a non-GAAP measure and is equal to long-term debt, long-term debt due within one year, and short-term debt divided by capital employed. Capital employed is equal to long-term debt, long-term debt due within one year, short-term debt and shareholders’ equity. Management believes this measurement assists management and investors in evaluating the Company’s financial strength.

Debt to Funds from Operations

Debt to funds from operations is a non-GAAP measure and is equal to long-term debt, long-term debt due within one year and short-term debt divided by funds from operations. Funds from operations is equal to cash flow – operating activities plus change in non-cash working capital. Management believes this measurement assists management and investors in evaluating the Company’s financial strength.

The following table shows the calculation of debt to funds from operations for the periods ended December 31, 2017, 2016 and 2015:

Debt to funds from operations ($ millions)	December 31, 2017	December 31, 2016	December 31, 2015
Total debt	5,440	5,339	6,756
Funds from operations	3,306	2,198	3,333

Debt to funds from operations	1.6	2.4	2.0

Funds from Operations and Free Cash Flow

Funds from operations is a non-GAAP measure which should not be considered an alternative to, or more meaningful than, ”cash flow – operating activities” as determined in accordance with IFRS, as an indicator of financial performance. Funds from operations is presented in the Company’s financial reports to assist management and investors in analyzing operating performance of the Company in the stated period. Funds from operations equals cash flow – operating activities plus change in non-cash working capital.

Funds from operations has been restated in the second quarter of 2017 in order to be more comparable to similar non-GAAP measures presented by other companies. Changes from prior period presentation include the removal of adjustments for settlement of asset retirement obligations and deferred revenue. Prior periods have been restated to conform to current presentation.

Free cash flow is a non-GAAP measure, which should not be considered an alternative to, or more meaningful than, “cash flow –operating activities” as determined in accordance with IFRS, as an indicator of financial performance. Free cash flow is presented to assist management and investors in analyzing operating performance by the business in the stated period. Free cash flow equals funds from operations less capital expenditures.

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 46

The following table shows the reconciliation of cash flow – operating activities to funds from operations and free cash flow, and related per share amounts for the three months and years ended December 31:

Reconciliation of Cash Flow	Three months ended Dec. 31,		Year ended Dec. 31,
($ millions)	2017	2016	2017	2016	2015
Net earnings (loss)	672	186	786	922	(3,850)
Items not affecting cash:
Accretion	28	30	112	126	121
Depletion, depreciation, amortization and impairment	647	405	2,882	2,462	8,644
Inventory write-down to net realizable value	—	9	—	9	22
Exploration and evaluation expenses	—	56	6	86	242
Deferred income taxes (recoveries)	(360)	45	(359)	29	(1,827)
Foreign exchange (gain) loss	1	(29)	(4)	(4)	27
Stock-based compensation	25	3	45	33	(39)
Gain on sale of assets	(13)	(52)	(46)	(1,634)	(22)
Unrealized market to market loss (gain)	57	26	56	38	(14)
Share of equity investment loss (gain)	(1)	(38)	(61)	(15)	5
Other	8	29	16	24	20
Settlement of asset retirement obligations	(45)	(31)	(136)	(87)	(98)
Deferred revenue	(5)	23	(16)	209	102
Distribution from joint ventures	25	—	25	—	—
Change in non-cash working capital	337	(18)	398	(227)	427

Cash flow – operating activities	1,376	644	3,704	1,971	3,760
Change in non-cash working capital	(337)	18	(398)	227	(427)

Funds from operations	1,039	662	3,306	2,198	3,333

Capital expenditures	(745)	(391)	(2,220)	(1,705)	(3,005)

Free cash flow	294	271	1,086	493	328

Funds from operations – basic	1.03	0.66	3.29	2.19	3.39
Funds from operations – diluted	1.03	0.66	3.29	2.19	3.39

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

The following table shows the reconciliation of total debt to net debt as at December 31, 2017, 2016 and 2015:

Net Debt ($ millions)	December 31, 2017	December 31, 2016	December 31, 2015
Short-term debt	200	200	720
Long-term debt due within one year	—	403	277
Long-term debt	5,240	4,736	5,759

Total debt	5,440	5,339	6,756

Cash and cash equivalents	(2,513)	(1,319)	(70)

Net debt	2,927	4,020	6,686

Operating Netback

Operating netback is a common non-GAAP metric used in the oil and gas industry. Management believes this measurement assists management and investors to evaluate the specific operating performance by product at the oil and gas lease level. Operating netback is calculated as gross revenue less royalties, production and operating and transportation costs on a per unit basis.

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 47

9.4 Additional Reader Advisories

Intention of Management’s Discussion and Analysis

This Management’s Discussion and Analysis is intended to provide an explanation of financial and operational performance compared with prior periods and the Company’s prospects and plans. It provides additional information that is not contained in the Company’s Consolidated Financial Statements.

Review by the Audit Committee

This Management’s Discussion and Analysis was reviewed by the Company’s Audit Committee and approved by the Board of Directors on February 28, 2018. Any events subsequent to that date could materially alter the veracity and usefulness of the information contained in this document.

Additional Husky Documents Filed with Securities Commissions

This Management’s Discussion and Analysis dated February 28, 2018, should be read in conjunction with the 2017 Consolidated Financial Statements and related notes. Readers are also encouraged to refer to the Company’s interim reports filed for 2017, which contain Management’s Discussion and Analysis and Consolidated Financial Statements, and the Company’s Annual Information Form for the year ended December 31, 2017, filed separately with Canadian regulatory agencies, and annual Form 40-F filed with the SEC, the U.S. federal securities regulatory agency. These documents are available at www.sedar.com, at www.sec.gov and www.huskyenergy.com. Husky’s Management’s Discussion and Analysis for the interim period ended December 31, 2017, is incorporated herein by reference.

Use of Pronouns and Other Terms

“Husky” and “the Company” refer to Husky Energy Inc. on a consolidated basis.

Standard Comparisons in this Document

Unless otherwise indicated, comparisons of results are for the years ended December 31, 2017 and 2016 and the Company’s financial position at December 31, 2017 and 2016.

Reclassifications and Materiality for Disclosures

Certain prior year amounts have been reclassified to conform to current year presentation. Materiality for disclosures is determined on the basis of whether the information omitted or misstated would cause a reasonable investor to change his or her decision to buy, sell or hold Husky’s securities.

Additional Reader Guidance

Unless otherwise indicated:

•	Financial information is presented in accordance with IFRS as issued by the IASB.

•	All dollar amounts are in Canadian dollars, unless otherwise indicated.

•	Unless otherwise indicated, all production volumes quoted are gross, which represents the Company’s working interest share before royalties.

•	Prices are presented before the effect of hedging.

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 48

Terms

Adjusted Net Earnings (Loss)

Net earnings (loss) before after-tax property, plant and equipment impairment charges (reversals), goodwill impairment charges, exploration and evaluation asset write-downs, inventory write-downs and loss (gain) on the sale of assets

Asia Pacific	Includes Upstream oil and gas exploration and production activities located offshore China and Indonesia

Atlantic	Includes Upstream oil and gas exploration and production activities located offshore Newfoundland and Labrador

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

Capital Employed	Long-term debt, long-term debt due within one year, short-term debt and shareholders’ equity

Capital Expenditures	Includes capitalized administrative expenses but does not include asset retirement obligations or capitalized interest

Capital Program	Capital expenditures not including capitalized administrative expenses or capitalized interest

Debt to Capital Employed	Long-term debt, long-term debt due within one year and short-term debt divided by capital employed

Debt to Funds from Operations	Long-term debt, long-term debt due within one year and short-term debt divided by funds from operations

Diluent	A lighter gravity liquid hydrocarbon, usually condensate or synthetic oil, added to heavy oil and bitumen to facilitate transmissibility of the oil through a pipeline

Feedstock	Raw materials which are processed into petroleum products

Free Cash Flow	Funds from operations less capital expenditures

Funds from Operations	Cash flow - operating activities plus change in non-cash working capital.

Gross/Net Acres/Wells	Gross refers to the total number of acres/wells in which a working interest is owned. Net refers to the sum of the fractional working interests owned by a company

Gross Reserves/Production	A company’s working interest share of reserves/production before deduction of royalties

Heavy crude oil	Crude oil with a relative density greater than 10 degrees API gravity and less than or equal to 22.3 degrees API gravity high-TAN

A measure of acidity. Crude oils with a high content of naphthenic acids are referred to as high total acid number (TAN) crude oils or high acid crude oil. The TAN value is defined as the milligrams of Potassium Hydroxide required to neutralize the acidic group of one gram of the oil sample. Crude oils in the industry with a TAN value greater than 1 are referred to as high-TAN crudes

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

Plan of Development

As it relates to the Company’s operations in Indonesia, a Plan of Development represents development planning on one or more oil and gas fields in an integrated and optimal plan for the production of hydrocarbon reserves considering technical, economical and environmental aspects. An initial Plan of Development in a development area needs both SKK Migas and the Minister of Energy and Mineral Resources approvals. Subsequent Plans of Development in the same development area only need SKK Migas approval.

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

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 49

Seismic survey

A method by which the physical attributes in the outer rock shell of the earth are determined by measuring, with a seismograph, the rate of transmission of shock waves through the various rock formations

Shareholders’ Equity	Common shares, preferred shares, contributed surplus, retained earnings, accumulated other comprehensive income and non-controlling interest

Stratigraphic Well	A geologically directed test well to obtain information. These wells are usually drilled without the intention of being completed for production

Synthetic Oil	A mixture of hydrocarbons derived by upgrading heavy crude oils, including bitumen, through a process that reduces the carbon content and increases the hydrogen content

Thermal	Use of steam injection into the reservoir in order to enable heavy oil and bitumen to flow to the well bore.

Total Debt	Long-term debt including long-term debt due within one year and short-term debt

Turnaround	Performance of scheduled plant or facility maintenance requiring the complete or partial shutdown of the plant or facility operations

Western Canada	Includes Upstream oil and gas exploration and development activities located in Alberta, Saskatchewan and British Columbia

Units of Measure

bbls	barrels	mboe	thousand barrels of oil equivalent

bbls/day	barrels per day	mboe/day	thousand barrels of oil equivalent per day

bcf	billion cubic feet	mcf	thousand cubic feet

boe	barrels of oil equivalent	mcfge	million cubic feet of gas equivalent

boe/day	barrels of oil equivalent per day	mmbbls	million barrels

GJ	gigajoule	mmboe	million barrels of oil equivalent

mbbls	thousand barrels	mmbtu	million British Thermal Units

mbbls/day	thousand barrels per day	mmcf	million cubic feet

mbbls	thousand barrels	mmcf/day	million cubic feet per day

mbbls/day	thousand barrels per day	m3	cubic meter

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 50

9.5 Disclosure Controls and Procedures

Disclosure Controls and Procedures

Husky’s management, under supervision of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of Husky’s disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators (“CSA”)) as at December 31, 2017, and have concluded that such disclosure controls and procedures are effective.

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

3)

As at December 31, 2017, management, under the supervision of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of Husky’s internal control over financial reporting and concluded that such internal control over financial reporting is effective.

4)

KPMG LLP, who has audited the Consolidated Financial Statements of Husky for the year ended December 31, 2017, has also issued a report on internal controls over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States) that attests to Husky’s internal controls over financial reporting.

Changes in Internal Control over Financial Reporting

There have been no changes in Husky’s internal control over financial reporting during the year ended December 31, 2017, that have materially affected or are reasonably likely to materially affect its internal control over financial reporting.

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 51

10.0 Selected Quarterly Financial and Operating Information

10.1 Summary of Quarterly Results

Fourth Quarter Results Summary

	Three months ended
($ millions, except where indicated)	Dec. 31 2017	Dec. 31 2016
Gross revenues and marketing and other
Upstream
Exploration and Production	1,355	1,215
Infrastructure and Marketing	633	186
Downstream
Upgrading	452	340
Canadian Refined Products	815	603
U.S. Refining and Marketing	2,755	1,890
Corporate and Eliminations	(476)	(369)

Total gross revenues and marketing and other	5,534	3,865

Net earnings (loss)
Upstream
Exploration and Production	170	198
Infrastructure and Marketing	(27)	18
Downstream
Upgrading	48	32
Canadian Refined Products	39	8
U.S. Refining and Marketing	129	19
Corporate and Eliminations	313	(89)

Net earnings	672	186

Per share – Basic	0.66	0.19
Per share – Diluted	0.66	0.19
Adjusted net earnings (loss)(1)	665	(6)
Cash flow – operating activities	1,376	644
Funds from operations(1)	1,039	662
Per share – Basic	1.03	0.66
Per share – Diluted	1.03	0.66
Upstream
Daily gross production
Crude oil and NGL production (mbbls/day)(3)	231.2	234.5
Natural gas production (mmcf/day)(3)	534.9	555.4

Total production (mboe/day)	320.4	327.0

Average sales prices realized ($/boe)
Crude oil and NGL ($/bbl)(3)	51.06	42.27
Natural gas ($/mcf) (3)	5.89	5.65

Total average sales prices realized ($/boe)	46.69	39.90

Downstream
Refinery throughput
Lloydminster Upgrader (mbbls/day)	78.2	66.5
Lloydminster Refinery (mbbls/day)	30.1	28.4
Prince George Refinery (mbbls/day)	11.3	11.8
Lima Refinery (mbbls/day)	164.5	165.1
BP-Husky Toledo Refinery (mbbls/day)	81.0	78.8
Superior Refinery (mbbls/day)(2)	22.0	—

Total throughput (mbbls/day)	387.1	350.6

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 52

Fourth Quarter Results Summary (continued)

	Three months ended
($ millions, except where indicated)	Dec. 31 2017	Dec. 31 2016
Upgrading unit margin ($/bbl)	20.65	18.85
Upgrading synthetic crude oil sales (mbbls/day)	56.5	50.0
Upgrading total sales (mbbls/day)	77.9	66.9
Retail fuel sales (million of litres/day)	8.0	6.6
Canadian light oil margins ($/litre)	0.052	0.057
Lloydminster Refinery asphalt margin ($/bbl)	15.79	20.80
U.S. Refining Margin (US$/bbl crude throughput)	14.71	9.86
U.S./Canadian dollar exchange rate (US$)	0.786	0.750

(1)	Adjusted net earnings (loss) and funds from operations are non-GAAP measures. Refer to Section 9.3 for a reconciliation to the GAAP measures.
(2)	The Superior Refinery was acquired on November 8, 2017.
(3)

Reported production volumes and associated per unit values include Husky’s working interest production from the BD Project (40 percent). Revenues and expenses related to the Husky-CNOOC Madura Ltd. joint venture are accounted for under the equity method for financial statement purposes.

Gross Revenue and Marketing and Other

The Company’s consolidated gross revenues and marketing and other increased by $1,669 million in the fourth quarter of 2017 compared to the fourth quarter of 2016.

In the Upstream business segment, Exploration and Production gross revenues increased primarily due to higher commodity pricing in the fourth quarter of 2017, which was partially offset by a higher Canadian dollar. Infrastructure and Marketing gross revenues and marketing and other increased primarily due to increased volumes and prices.

In the Downstream business segment, Upgrading gross revenues increased primarily due to higher realized prices for synthetic crude oil and higher sales volumes in 2017, as the Upgrader was in plant maintenance in the fourth quarter of 2016. Canadian Refined Products gross revenues increased primarily due to higher fuel sales volumes. U.S. Refining and Marketing gross revenues increased primarily due to higher sales volumes and higher realized product pricing in the fourth quarter of 2017 compared to the same period in 2016.

Net Earnings

The Company’s consolidated net earnings increased by $486 million in the fourth quarter of 2017 compared to the same period in 2016.

In the Upstream business segment, Exploration and Production net earnings decreased primarily due to the 2016 net after-tax impairment reversal of $202 million on assets located in Western Canada. The decrease was partially offset by higher commodity pricing in the fourth quarter of 2017, compared to the fourth quarter of 2016.

In the Downstream business segment, Upgrading and Canadian Refined Products net earnings increased primarily due to the same factors which impacted gross revenues and marketing and other. U.S. Refining and Marketing net earnings increased primarily due to the higher Chicago 3:2:1 crack spread in the fourth quarter of 2017 compared to the same period in 2016. The Company recorded FIFO gains of $45 million during the fourth quarter of 2017 compared to FIFO gains of $25 million during the fourth quarter of 2016.

In the fourth quarter of 2017, the Company recognized $436 million in deferred tax recovery related to the reduction in the U.S. Federal corporate tax rate that will take effect in 2018.

Adjusted Net Earnings (Loss)

Adjusted net earnings (loss), which excludes after-tax property, plant and equipment impairment (reversal), goodwill impairment charges, exploration and evaluation asset write-downs, inventory write-downs and losses (gains) on sale of assets, increased by $671 million in the fourth quarter of 2017 compared to the fourth quarter of 2016. The increase was primarily attributable to the same factors which impacted net earnings.

Cash flow – operating activities and Funds from Operations

Cash flow – operating activities and funds from operations increased by $732 million and $377 million, respectively, in the fourth quarter of 2017 compared to the fourth quarter of 2016 primarily due to the same factors which impacted adjusted net earnings (loss). Funds from operations is a non-GAAP measure; refer to section 9.3.

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 53

Daily Gross Production

Production decreased by 6.6 mbbls/day during the fourth quarter of 2017 compared to the fourth quarter of 2016 as a result of:

•	Decreased production from Western Canada primarily due to the disposition of select legacy assets in 2016 and 2017. Partially offset by:

•	Increased production from thermal bitumen developments;

•	Increased natural gas and NGL production from the Liwan Gas Project; and

•	Increased natural gas production due to new production from the BD Project.

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 54

Segmented Operational Information

Segmented Operational Information	2017				2016
($ millions, except where indicated)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Gross revenues and marketing and other
Upstream
Exploration and Production	1,355	1,157	1,215	1,251	1,215	941	1,044	836
Infrastructure and Marketing	633	509	425	369	186	280	288	113
Downstream
Upgrading	452	377	227	384	340	334	369	281
Canadian Refined Products	815	802	602	568	603	678	585	435
U.S. Refining and Marketing(1)	2,755	2,292	2,135	2,173	1,890	1,642	1,337	1,126
Corporate and Eliminations	(476)	(424)	(253)	(397)	(369)	(355)	(362)	(213)

Total gross revenues and marketing and other	5,534	4,713	4,351	4,348	3,865	3,520	3,261	2,578

Net earnings (loss)
Upstream
Exploration and Production	170	28	(67)	43	198	63	(228)	(250)
Infrastructure and Marketing	(27)	10	33	70	18	1,306	35	(51)
Downstream
Upgrading	48	9	5	48	32	27	58	58
Canadian Refined Products	39	38	12	15	8	55	36	11
U.S. Refining and Marketing	129	114	12	(21)	19	(16)	61	(7)
Corporate and Eliminations	313	(63)	(88)	(84)	(89)	(45)	(158)	(219)

Net earnings (loss)	672	136	(93)	71	186	1,390	(196)	(458)

Per share – Basic	0.66	0.13	(0.10)	0.06	0.19	1.37	(0.20)	(0.47)
Per share – Diluted	0.66	0.13	(0.10)	0.06	0.19	1.37	(0.20)	(0.47)
Adjusted net earnings (loss)(2)	665	136	10	71	(6)	(100)	(91)	(458)
Funds from operations(2)	1,039	891	715	661	662	619	505	412
Per share – Basic	1.03	0.89	0.71	0.66	0.66	0.62	0.50	0.41
Per share – Diluted	1.03	0.89	0.71	0.66	0.66	0.62	0.50	0.41
U.S./Canadian dollar exchange rate (US$)	0.786	0.799	0.744	0.756	0.750	0.766	0.776	0.728

Exploration and Production
Daily production, before royalties
Crude oil & NGL production (mbbls/day)
Light & Medium crude oil	46.6	42.7	56.0	60.7	54.9	47.6	69.4	80.9
NGL(3)	21.4	19.3	17.2	14.2	15.9	13.4	12.8	14.0
Heavy crude oil	42.3	44.1	43.1	48.0	48.4	49.5	57.5	61.5
Bitumen	120.9	117.7	117.4	120.6	115.3	103.6	88.0	81.8

Total crude oil & NGL production (mbbls/day)	231.2	223.8	233.7	243.5	234.5	214.1	227.7	238.2
Natural gas (mmcf/day)(3)	534.9	563.4	514.8	543.1	555.4	521.3	528.8	618.6

Total production (mboe/day)	320.4	317.7	319.5	334.0	327.0	301.0	315.8	341.3

Average sales prices
Light & Medium crude oil ($/bbl)	77.05	63.13	63.27	66.70	64.12	54.91	56.11	39.65
NGL ($/bbl)(7)	51.19	37.83	38.00	49.64	46.47	35.62	36.68	31.89
Heavy crude oil ($/bbl)	48.64	41.89	42.06	41.28	36.30	35.04	34.88	18.12
Bitumen ($/bbl)	41.88	38.14	37.46	35.20	33.80	29.53	30.95	12.83
Natural gas ($/mcf) (3)	5.89	5.25	5.59	5.35	5.65	3.99	3.46	4.41
Operating costs ($/boe)	13.20	14.12	14.65	13.75	13.92	15.15	13.90	13.31
Operating netbacks(3)(4)
Lloydminster Thermal ($/bbl)(5)	33.98	27.38	24.14	24.88	22.02	19.72	24.61	10.02
Lloydminster Non-Thermal ($/boe)(5)	19.36	12.46	12.70	14.80	11.58	11.28	15.05	0.50
Tucker Thermal ($/bbl)(5)	31.79	28.35	24.09	23.53	21.34	20.04	26.55	5.28
Sunrise Energy Project ($/bbl)(5)	16.50	16.05	11.67	2.24	5.42	0.90	(26.52)	(53.29)
Western Canada – Crude Oil ($/bbl)(5)	12.99	3.64	12.03	19.18	5.06	11.37	18.95	(1.94)
Western Canada – NGL & natural gas ($/mcf) (6)	0.15	0.12	1.01	1.05	1.36	0.45	(0.56)	0.36
Atlantic – Light Oil ($/bbl)(5)	59.00	35.86	42.08	44.39	40.49	22.83	28.55	27.82
Asia Pacific – Light Oil, NGL & natural gas ($/boe)(3)(5)	65.31	61.81	61.90	64.43	61.09	47.77	59.21	61.11

Total ($/boe)(5)	30.00	23.25	23.53	24.17	22.32	15.70	17.30	9.68

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 55

	2017				2016
Segmented Operational Information (continued)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Upgrading
Synthetic crude oil sales (mbbls/day)	56.5	58.2	30.3	54.1	50.0	53.3	59.8	57.7
Total sales (mbbls/day)	77.9	79.4	40.3	76.2	66.9	69.7	76.5	78.3
Upgrading differential ($/bbl)	21.46	13.60	18.70	20.88	20.36	19.45	20.85	22.23
Canadian Refined Products
Fuel sales (millions of litres/day)	8.0	8.1	6.5	6.4	6.6	6.8	6.8	6.2
Refinery throughput
Lloydminster Refinery (mbbls/day)	30.1	30.0	19.5	28.0	28.4	26.7	28.2	28.0
Prince George Refinery (mbbls/day)	11.3	11.9	9.7	11.8	11.8	9.7	5.1	11.0
U.S. Refining and Marketing
Refinery throughput
Lima Refinery (mbbls/day)	164.5	178.3	174.1	172.0	165.1	155.6	103.9	127.5
BP-Husky Toledo Refinery (mbbls/day)	81.0	77.3	71.1	77.0	78.8	58.4	41.2	69.4
Superior Refinery (mbbls/day)(7)	22.0	—	—	—	—	—	—	—

(1)

During the third quarter of 2017, the Company corrected certain intrasegment sales eliminations. Gross revenues and purchases of crude oil and products have been recast for the first two quarters of 2017. There was no impact on net earnings.

(2)	Adjusted net earnings (loss) and funds from operations are non-GAAP measures. Refer to Section 9.3 for a reconciliation to the GAAP measures.
(3)

Reported production volumes and associated per unit values include Husky’s working interest production from the BD Project (40 percent). Revenues and expenses related to the Husky-CNOOC Madura Ltd. joint venture are accounted for under the equity method for financial statement purposes.

(4)	Operating netback is a non-GAAP measure. Refer to Section 9.3.
(5)	Includes associated co-products converted to boe.
(6)	Includes associated co-products converted to mcfge.
(7)	The Superior Refinery was acquired on November 8, 2017.

Significant Items Impacting Gross Revenues, Net Earnings (Loss) and Funds from Operations

Variations in the Company’s gross revenues, net earnings (loss) and funds from operations (non-GAAP measure) are primarily driven by changes in production volumes, commodity prices, commodity price differentials, refining crack spreads, foreign exchange rates and planned turnarounds. Stronger crude oil and North American natural gas prices throughout 2017, resulted in an increase to Company’s gross revenues, net earnings and funds from operations (non-GAAP measure). Other significant items which impacted gross revenues, net earnings and funds from operations (non-GAAP measure) over the last eight quarters include:

2017

Q4:

•

On November 8, 2017, the Company completed the purchase of the Superior Refinery, a 50,000 bbls/day permitted capacity facility located in Superior, Wisconsin, U.S., from Calumet for $670 million (US$527 million) in cash, which includes $108 million (US$85 million) of working capital, subject to final adjustments.

•	At the Tucker Thermal Project, drilling of the new 15-well pad was completed in the second quarter and steaming commenced in the fourth quarter of 2017.

•	At the Sunrise Energy Project production continued to ramp up and the 14 previously drilled well pairs were tied in and are producing.

•

Production from 10 wells of the 16-well program in the Ansell and Kakwa areas was achieved. Due to improved operating efficiencies, drilling times were reduced by 30 percent during 2017, contributing to a 22 percent reduction in per-well drilling costs.

•	At Karr in the Montney formation, two wells were drilled in the third quarter and production was achieved in the fourth quarter.

•	Production continued to ramp up at the BD Project. The first lifting of NGL occurred mid-October.

•	An additional infill well was completed at the main White Rose field, which was tied back to the SeaRose FPSO, providing for improved capital efficiencies.

•

The sale of select assets in Western Canada to third parties was completed, representing approximately 17,600 boe/day for gross proceeds of approximately $65 million resulting in an after-tax gain of $9 million.

•	The recognition of $436 million in deferred tax recovery related to the reduction in the U.S. Federal corporate tax rate that will take effect in 2018.

Q3:

•	First production was achieved at the BD Project in the Madura Strait. NGL were produced and stored on the FPSO.

•	Nine wells of a 16-well program in the Ansell and Kakwa areas were completed by the third quarter.

•	Production from one well at Wembley in the Montney formation commenced.

•	At South White Rose, an oil production well and a supporting water injection well were completed.

•	The consolidation of a single expanded truck transport network of approximately 160 sites was completed during the quarter.

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 56

Q2:

•

The Company recognized an after-tax impairment expense of $123 million related to crude oil and natural gas assets located in Western Canada in the Upstream Exploration and Production segment. The impairment charges were the result of changes in the development plans and reinforced by market transactions.

•	Lloydminster Upgrader and Lloydminster Asphalt Refinery throughput and sales volumes were lower due to major planned turnarounds at the Lloydminster Upgrader and Lloydminster Asphalt Refinery.

•

The sale of select assets in Western Canada to third parties was completed, representing approximately 2,600 boe/day for gross proceeds of approximately $123 million, resulting in an after-tax gain of $23 million.

Q1:

•	First oil was achieved at the Tucker Thermal Project’s new eight-well pad.

•	First oil was achieved from a North Amethyst infill well.

2016

Q4:

•

Insurance recoveries of $176 million were accrued for business interruption and property damage associated with a fire that damaged the Company’s isocracker unit at Lima during the first quarter of 2015. As at December 31, 2016, the Company had recorded a total of $411 million in insurance recoveries.

•

After-tax property, plant and equipment net impairment reversal charges of $202 million were recognized and related to crude oil and natural gas assets located in Western Canada. The impairment reversal was due to an acceleration of forecasted production and revised operational economics, based on recent production performance and market transactions. In addition, the Company recorded an exploration and evaluation land after-tax write-down of $41 million primarily related to oil sands assets.

•	The sale of select assets in southern Alberta was completed representing approximately 4,700 boe/day for gross proceeds of $24 million and after-tax gains of $37 million.

•	An additional well was brought into production at the South White Rose drill centre.

Q3:

•

The Company completed the sale of 65 percent of its ownership interest in select midstream assets in the Lloydminster region of Alberta and Saskatchewan for gross proceeds of $1.69 billion in cash and an after-tax gain of $1.32 billion. The assets included approximately 1,900 kilometres of pipeline in the Lloydminster region, 4.1 mmbbls of storage capacity at Hardisty and Lloydminster and other ancillary assets. The assets are held by a newly-formed limited partnership, of which the Company owns 35 percent, PAH owns 48.75 percent and CKI owns 16.25 percent.

•

The sale of several packages was completed for select legacy Western Canada crude and natural gas assets in Saskatchewan and Alberta representing approximately 5,000 boe/day for total gross proceeds of approximately $299 million, resulting in an after-tax gain of $167 million.

•

The Company’s China subsidiary signed a Heads of Agreement (”HOA”) with CNOOC and relevant companies for the price adjustment of natural gas from the Liwan 3-1 and Liuhua 34-2 fields to set the price at Cdn. $12.50- Cdn. $15.00 per mcf at the exchange rates existing in the third quarter of 2016. Gross take-or-pay volumes from the fields remained unchanged in the range of 300-330 mmcf/day. Liquids production, net to Husky, was also expected to remain in the range of 5,000 - 6,000 bbls/day. The price adjustment under the HOA is effective as of November 20, 2015, and the settlement of outstanding payment was calculated from that date.

•	First production was achieved at the North Amethyst Hibernia formation well.

•	First oil was achieved at the 4,500 bbls/day Edam West heavy oil thermal development.

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 57

Q2:

•	U.S. Refining and Marketing throughput and sales volumes were lower due to major planned turnarounds at both the Lima and BP-Husky Toledo Refineries.

•	Prince George Refinery gross margins were lower due to a planned turnaround.

•

Demand for natural gas in North America was lower due to unseasonably mild weather conditions coupled with a temporary decline in natural gas demand from Canadian oil sands operations due to the wildfires in the Fort McMurray region of Alberta.

•

The Company recorded an exploration and evaluation land after-tax write-down of $22 million relating to two exploration wells drilled in the Flemish Pass Basin which did not encounter economic quantities of hydrocarbons.

•

The sale of several packages of select legacy Western Canada crude oil and natural gas assets in Saskatchewan and Alberta was completed, representing approximately 20,500 boe/day for total gross proceeds of approximately $791 million. As a part of one of the transactions, the Company obtained interests in lands with thermal development potential in the Lloydminster region. The Company recorded an after-tax loss of $184 million for the sale.

•

The sale of royalty interests was completed representing approximately 1,700 boe/day of Western Canada production. Proceeds included $165 million in cash and other considerations, including the transfer to the Company of royalty and working interests in select heavy oil properties in the Lloydminster area. The Company recorded an after-tax gain of $119 million for the sale.

•	First oil was achieved at the 10,000 bbls/day Vawn heavy oil thermal development.

•	First oil was achieved at the 10,000 bbls/day Edam East heavy oil thermal development.

•	First oil was achieved from the Colony formation at the Tucker Thermal Project.

Q1:

•	Upgrading throughput decreased primarily due to unscheduled maintenance.

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 58

Segmented Financial Information

	Upstream								Downstream
	Exploration and Production(1)				Infrastructure and Marketing				Upgrading
2017 ($ millions)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Gross revenues	1,355	1,157	1,215	1,251	704	513	426	333	452	377	227	384
Royalties	(97)	(71)	(91)	(104)	—	—	—	—	—	—	—	—
Marketing and other	—	—	—	—	(71)	(4)	(1)	36	—	—	—	—

Revenues, net of royalties	1,258	1,086	1,124	1,147	633	509	425	369	452	377	227	384

Expenses
Purchases of crude oil and products	(1)	—	1	—	657	495	408	295	304	287	144	248
Production, operating and transportation expenses	390	413	430	417	7	1	2	3	49	45	54	49
Selling, general and administrative expenses	84	63	61	57	1	1	1	1	3	1	3	2
Depletion, depreciation, amortization and impairment	471	514	705	547	—	1	1	—	30	31	19	19
Exploration and evaluation expenses	38	31	56	21	—	—	—	—	—	—	—	—
Loss (gain) on sale of assets	(13)	3	(33)	1	—	—	—	1	—	—	—	—
Other – net	37	(7)	(39)	15	(6)	10	(9)	(3)	—	—	—	—

	1,006	1,017	1,181	1,058	659	508	403	297	386	364	220	318

Earnings from operating activities	252	69	(57)	89	(26)	1	22	72	66	13	7	66

Share of equity investment gain (loss)	13	(1)	(1)	1	(12)	13	24	24	—	—	—	—

Net foreign exchange gains (losses)	—	—	—	—	—	—	—	—	—	—	—	—
Finance income	1	2	1	1	—	—	—	—	—	—	—	—
Finance expenses	(33)	(31)	(35)	(32)	—	—	—	—	—	(1)	—	—

	(32)	(29)	(34)	(31)	—	—	—	—	—	(1)	—	—

Earnings (loss) before income tax	233	39	(92)	59	(38)	14	46	96	66	12	7	66
Provisions for (recovery of) income taxes
Current	(8)	(25)	12	(13)	—	—	—	—	24	12	4	23
Deferred	71	36	(37)	29	(11)	4	13	26	(6)	(9)	(2)	(5)

	63	11	(25)	16	(11)	4	13	26	18	3	2	18

Net earnings (loss)	170	28	(67)	43	(27)	10	33	70	48	9	5	48

Capital expenditures(4)	525	355	307	289	—	—	—	—	14	27	168	21
Total assets	17,920	18,021	18,275	18,802	1,364	1,447	1,338	1,422	1,263	1,261	1,179	1,129

(1)	Includes allocated depletion, depreciation, amortization and impairment related to assets in Infrastructure and Marketing, as these assets provide a service to Exploration and Production.
(2)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices.
(3)

During the third quarter of 2017, the Company corrected certain intrasegment sales eliminations. Gross revenues and purchases of crude oil and products have been recast for the first two quarters of 2017. There was no impact on net earnings.

(4)

Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the period. Includes Exploration and Production assets acquired through acquisition, and excludes assets acquired through corporation acquisition.

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 59

Downstream (continued)								Corporate and Eliminations(2)				Total
Canadian Refined Products				U.S. Refining and Marketing(3)
Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
815	802	602	568	2,755	2,292	2,135	2,173	(476)	(424)	(253)	(397)	5,605	4,717	4,352	4,312
—	—	—	—	—	—	—	—	—	—	—	—	(97)	(71)	(91)	(104)
—	—	—	—	—	—	—	—	—	—	—	—	(71)	(4)	(1)	36

815	802	602	568	2,755	2,292	2,135	2,173	(476)	(424)	(253)	(397)	5,437	4,642	4,260	4,244

647	650	477	445	2,316	1,876	1,894	1,973	(476)	(424)	(253)	(397)	3,447	2,884	2,671	2,564
66	63	67	60	151	135	137	140	—	—	—	—	663	657	690	669
19	12	11	11	4	4	3	4	121	61	63	59	232	142	142	134
28	27	27	29	90	82	93	89	28	18	17	16	647	673	862	700
—	—	—	—	—	—	—	—	—	—	—	—	38	31	56	21
—	(5)	—	—	—	—	—	—	—	—	—	—	(13)	(2)	(33)	2
(1)	—	—	—	(14)	10	(14)	(3)	(3)	12	(3)	—	13	25	(65)	9

759	747	582	545	2,547	2,107	2,113	2,203	(330)	(333)	(176)	(322)	5,027	4,410	4,323	4,099

56	55	20	23	208	185	22	(30)	(146)	(91)	(77)	(75)	410	232	(63)	145

—	—	—	—	—	—	—	—	—	—	—	—	1	12	23	25

—	—	—	—	—	—	—	—	5	2	(11)	(2)	5	2	(11)	(2)
—	—	—	—	—	—	—	—	10	9	8	5	11	11	9	6
(3)	(3)	(3)	(3)	(4)	(4)	(3)	(3)	(59)	(58)	(62)	(55)	(99)	(97)	(103)	(93)

(3)	(3)	(3)	(3)	(4)	(4)	(3)	(3)	(44)	(47)	(65)	(52)	(83)	(84)	(105)	(89)

53	52	17	20	204	181	19	(33)	(190)	(138)	(142)	(127)	328	160	(145)	81
18	11	6	10	(4)	5	1	—	(14)	(31)	(18)	(16)	16	(28)	5	4
(4)	3	(1)	(5)	79	62	6	(12)	(489)	(44)	(36)	(27)	(360)	52	(57)	6

14	14	5	5	75	67	7	(12)	(503)	(75)	(54)	(43)	(344)	24	(52)	10

39	38	12	15	129	114	12	(21)	313	(63)	(88)	(84)	672	136	(93)	71

25	14	37	11	122	88	52	51	59	27	16	12	745	511	580	384
1,548	1,533	1,516	1,503	7,580	6,676	6,769	7,035	3,252	3,219	3,295	3,003	32,927	32,157	32,372	32,894

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 60

	Upstream								Downstream
	Exploration and Production(1)				Infrastructure and Marketing				Upgrading
2016 ($ millions)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Gross revenues	1,215	941	1,044	836	195	275	270	215	340	334	369	281
Royalties	(105)	(56)	(90)	(54)	—	—	—	—	—	—	—	—
Marketing and other	—	—	—	—	(9)	5	18	(102)	—	—	—	—

Revenues, net of royalties	1,110	885	954	782	186	280	288	113	340	334	369	281

Expenses
Purchases of crude oil and products	—	6	14	12	186	273	227	171	224	225	222	137
Production, operating and transportation expenses	438	429	442	451	3	2	7	8	49	43	40	36
Selling, general and administrative expenses	81	57	52	42	2	1	1	1	2	—	1	1
Depletion, depreciation, amortization and impairment	237	474	542	562	—	1	6	6	21	27	27	28
Exploration and evaluation expenses	78	17	76	17	—	—	—	—	—	—	—	—
Loss (gain) on sale of assets	(55)	(236)	96	2	3	(1,442)	—	—	—	—	—	—
Other – net	29	18	9	(2)	4	(3)	(1)	(3)	—	—	(1)	—

	808	765	1,231	1,084	198	(1,168)	240	183	296	295	289	202

Earnings from operating activities	302	120	(277)	(302)	(12)	1,448	48	(70)	44	39	80	79

Share of equity investment gain (loss)	2	(1)	(1)	(1)	36	(20)	—	—	—	—	—	—

Net foreign exchange gains (losses)	—	—	—	—	—	—	—	—	—	—	—	—
Finance income	2	3	—	—	—	—	—	—	—	—	—	—
Finance expenses	(34)	(35)	(36)	(40)	—	—	—	—	—	(1)	—	—

	(32)	(32)	(36)	(40)	—	—	—	—	—	(1)	—	—

Earnings (loss) before income taxes	272	87	(314)	(343)	24	1,428	48	(70)	44	38	80	79
Provisions for (recovery of) income taxes
Current	12	(9)	6	(109)	—	—	—	—	—	—	—	—
Deferred	62	33	(92)	16	6	122	13	(19)	12	11	22	21

	74	24	(86)	(93)	6	122	13	(19)	12	11	22	21

Net earnings (loss)	198	63	(228)	(250)	18	1,306	35	(51)	32	27	58	58

Capital expenditures(3)(4)	274	173	250	175	3	(5)	24	32	19	13	13	6
Total assets	19,098	18,654	19,008	20,454	1,582	1,407	1,732	1,647	1,076	1,082	1,151	1,131

(1)	Includes allocated depletion, depreciation, amortization and impairment related to assets in Infrastructure and Marketing, as these assets provide a service to Exploration and Production.
(2)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices.
(3)	Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the period.

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 61

Downstream (continued)								Corporate and Eliminations(2)				Total
Canadian Refined Products				U.S. Refining and Marketing
Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
603	678	585	435	1,890	1,642	1,337	1,126	(369)	(355)	(362)	(213)	3,874	3,515	3,243	2,680
—	—	—	—	—	—	—	—	—	—	—	—	(105)	(56)	(90)	(54)
—	—	—	—	—	—	—	—	—	—	—	—	(9)	5	18	(102)

603	678	585	435	1,890	1,642	1,337	1,126	(369)	(355)	(362)	(213)	3,760	3,464	3,171	2,524

475	516	440	339	1,617	1,448	1,083	1,040	(369)	(355)	(362)	(213)	2,133	2,113	1,624	1,486
66	62	64	49	144	127	127	137	—	—	—	—	700	663	680	681
23	6	7	7	4	3	3	3	63	39	82	63	175	106	146	117
27	26	25	24	96	88	77	81	24	22	20	21	405	638	697	722
—	—	—	—	—	—	—	—	—	—	—	—	78	17	76	17
—	(2)	(1)	—	—	—	—	—	—	—	—	—	(52)	(1,680)	95	2
(1)	(8)	—	(1)	(1)	—	(50)	(125)	(4)	(17)	65	66	27	(10)	22	(65)

590	600	535	418	1,860	1,666	1,240	1,136	(286)	(311)	(195)	(63)	3,466	1,847	3,340	2,960

13	78	50	17	30	(24)	97	(10)	(83)	(44)	(167)	(150)	294	1,617	(169)	(436)

—	—	—	—	—	—	—	—	—	—	—	—	38	(21)	(1)	(1)

—	—	—	—	—	—	—	—	8	1	(9)	13	8	1	(9)	13
—	—	—	—	—	—	—	—	5	2	—	5	7	5	—	5
(2)	(2)	(1)	(2)	(1)	—	(1)	(1)	(63)	(60)	(58)	(64)	(100)	(98)	(96)	(107)
(2)	(2)	(1)	(2)	(1)	—	(1)	(1)	(50)	(57)	(67)	(46)	(85)	(92)	(105)	(89)
11	76	49	15	29	(24)	96	(11)	(133)	(101)	(234)	(196)	247	1,504	(275)	(526)
—	—	—	—	—	—	—	—	4	24	23	48	16	15	29	(61)
3	21	13	4	10	(8)	35	(4)	(48)	(80)	(99)	(25)	45	99	(108)	(7)

3	21	13	4	10	(8)	35	(4)	(44)	(56)	(76)	23	61	114	(79)	(68)

8	55	36	11	19	(16)	61	(7)	(89)	(45)	(158)	(219)	186	1,390	(196)	(458)

12	3	29	8	67	107	267	182	16	18	12	7	391	309	595	410
1,410	1,419	1,458	1,399	7,017	6,822	6,866	6,444	2,077	2,179	763	821	32,260	31,563	30,978	31,896

Husky Energy Inc. | Management’s Discussion and Analysis 2017 | 62

Exhibit No.	Description

23.1	Consent of KPMG LLP, independent registered public accounting firm.

23.2	Consent of Sproule Associates Limited, independent engineers.

23.3	Consent of Richard Leslie, P. Eng, internal qualified reserves evaluator.

31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

32.1	Certification of Chief Executive Officer pursuant to Rule 13(a)-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

32.2	Certification of Chief Financial Officer pursuant to Rule 13(a)-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

99.1	Supplemental Disclosures of Oil and Gas Activities.

99.2	Amended Code of Business Conduct.

101	Interactive Data File.

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.