Form 40-F
period 2018-12-31
HUSKY ENERGY INC
filed 2019-02-26
CIK 49279

2018

United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 40-F

☐	Registration Statement pursuant to section 12 of the Securities Exchange Act of 1934

☒	Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2018

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

1,005,121,738 Common Shares outstanding as of December 31, 2018

10,435,932 Cumulative Redeemable Preferred Shares, Series 1 outstanding as of December 31, 2018

1,564,068 Cumulative Redeemable Preferred Shares, Series 2 outstanding as of December 31, 2018

10,000,000 Cumulative Redeemable Preferred Shares, Series 3 outstanding as of December 31, 2018

8,000,000 Cumulative Redeemable Preferred Shares, Series 5 outstanding as of December 31, 2018

6,000,000 Cumulative Redeemable Preferred Shares, Series 7 outstanding as of December 31, 2018

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒            No  ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (s.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such such files).

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

Principal Documents

The following documents have been filed as part of this Annual Report on Form 40-F:

A.     Annual Information Form

The Annual Information Form (“AIF”) of Husky Energy Inc. (“Husky” or the “Company”) for the year ended December 31, 2018 is included as Document A of this Annual Report on Form 40-F.

B.     Audited Annual Financial Statements

Husky’s audited consolidated financial statements for the years ended December 31, 2018 and December 31, 2017, including the auditors’ report with respect thereto, are included as Document B of this Annual Report on Form 40-F.

C.     Management’s Discussion and Analysis

Husky’s Management’s Discussion and Analysis for the year ended December 31, 2018 is included as Document C of this Annual Report on Form 40-F.

Certifications

See Exhibits 31.1, 31.2, 32.1 and 32.2, which are included as Exhibits to this Annual Report on Form 40-F.

Supplemental Reserves Information

See Exhibit 99.1 for the Supplemental Reserves Information, which is included as an Exhibit to this Annual Report on Form 40-F.

Disclosure Controls and Procedures

See the section “Disclosure Controls and Procedures” in Husky’s Management’s Discussion and Analysis for the year ended December 31, 2018, which is included as Document C of this Annual Report on Form 40-F.

Management’s Annual Report on Internal Control Over Financial Reporting

See the section “Disclosure Controls and Procedures” in Husky’s Management’s Discussion and Analysis for the year ended December 31, 2018, which is included as Document C of this Annual Report on Form 40-F.

Attestation Report of the Independent Registered Public Accounting Firm

See the “Report of Independent Registered Public Accounting Firm” that accompanies Husky’s audited consolidated financial statements for the years ended December 31, 2018 and 2017, which is included as Document B of this Annual Report on Form 40-F.

Changes in Internal Control Over Financial Reporting

See the section “Disclosure Controls and Procedures” in Husky’s Management’s Discussion and Analysis for the year ended December 31, 2018, which is included as Document C of this Annual Report on Form 40-F.

Notice Pursuant to Regulation BTR

Not Applicable.

Audit Committee Financial Expert

The Board of Directors of Husky has determined that William Shurniak is an “audit committee financial expert” (as defined in paragraph 8(b) of General Instruction B to Form 40-F) serving on its Audit Committee. Pursuant to paragraph 8(a)(2) of General Instruction B to Form 40-F, the Board has applied the definition of independence applicable to the audit committee members of New York Stock Exchange listed companies, although the Company’s securities are not listed on a U.S. stock exchange. Mr. Shurniak is a corporate director and is independent under the New York Stock Exchange standards. For a description of Mr. Shurniak’s relevant experience in financial matters, see Mr. Shurniak’s history in the section “Directors and Officers” and in the section “Audit Committee” in Husky’s AIF for the year ended December 31, 2018, which is included as Document A of this Annual Report on Form 40-F.

Code of Business Conduct and Ethics

Husky’s Code of Ethics is disclosed in its Code of Business Conduct, which is applicable to its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions and to all of its other employees, and is posted on its website at www.huskyenergy.com. On April 25, 2018, Husky amended its Code of Business Conduct effective as of April 25, 2018, and a copy of this new amended Code of Business Conduct is included as Exhibit 99.2 to this Annual Report on Form 40-F for the fiscal year ended December 31, 2018. A copy of such amended Code of Business Conduct was posted on Husky’s website (together with a disclosure of the nature of the amendment) promptly after the amendment became effective. In the fiscal year ended December 31, 2018, Husky has not granted a waiver, including an implicit waiver, from a provision of its Code of Ethics to any of its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions that relates to one or more of the items set forth in paragraph (9)(b) of General Instruction B to Form 40-F. In the event that, during Husky’s ensuing fiscal year, Husky:

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

Principal Accountant Fees and Services

See the section “External Auditor Service Fees” in Husky’s AIF for the year ended December 31, 2018, which is included as Document A of this Annual Report on Form 40-F.

Off-Balance Sheet Arrangements

See the section “Contractual Obligations, Commitments and Off-Balance Sheet Arrangements” in Husky’s Management’s Discussion and Analysis for the year ended December 31, 2018, which is included as Document C of this Annual Report on Form 40-F.

Tabular Disclosure of Contractual Obligations

See the section “Contractual Obligations, Commitments and Off-Balance Sheet Arrangements” in Husky’s Management’s Discussion and Analysis for the year ended December 31, 2018, which is included as Document C of this Annual Report on Form 40-F.

Interactive Data File

See Exhibit 101 to this Annual Report on Form 40-F for the fiscal year ended December 31, 2018.

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

Dated this 26th day of February, 2019

Husky Energy Inc.

By:	/s/ Robert J. Peabody
Name: Robert J. Peabody
Title: President & Chief Executive Officer

By:	/s/ James D. Girgulis
Name: James D. Girgulis
Title: Senior Vice President, General Counsel &
Secretary

Document A

Form 40-F

Annual Information Form

For the Year Ended December 31, 2018

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2018

February 26, 2019

NOTE TO READER

Unless otherwise indicated, in this Annual Information Form (“AIF”), the terms “Husky” and the “Company” mean Husky Energy Inc. and its subsidiaries and partnership interests on a consolidated basis, including information with respect to predecessor corporations.

Unless otherwise indicated, the information contained in this AIF is presented as at or for the year ended December 31, 2018, and all financial information included and incorporated by reference in this AIF is determined using International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

Except where otherwise indicated, all dollar amounts stated in this AIF are in Canadian dollars.

See also “Reader Advisories” on page 81 of this AIF.

ABBREVIATIONS AND GLOSSARY OF TERMS

When used in this AIF, the following terms have the meanings indicated:

Units of Measure
bbl	barrel
bbls	barrels
bbls/day	barrels per calendar day
bcf	billion cubic feet
boe	barrels of oil equivalent
boe/day	barrels of oil equivalent per calendar day
CO2e	carbon dioxide equivalent
long ton/day	imperial measurement of a metric tonne per calendar day
mbbls	thousand barrels
mbbls/day	thousand barrels per calendar day
mboe	thousand barrels of oil equivalent
mboe/day	thousand barrels of oil equivalent per calendar day
mcf	thousand cubic feet
mmbbls	million barrels
mmboe	million barrels of oil equivalent
mmbtu	million British thermal units
mmcf	million cubic feet
mmcf/day	million cubic feet per calendar day
tCO2e	tonnes of carbon dioxide equivalent

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

Atlantic Accord

The memorandum of agreement between the Government of Canada and the Government of the Province of Newfoundland and Labrador on offshore petroleum resource management and revenue sharing dated February 11, 1985, including any amendments to the memorandum of agreement.

barrel

A unit of volume equal to 42 U.S. gallons.

Husky Energy Inc. | Annual Information Form 2018 | 1

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

Board or Board of Directors

The board of directors of the Company.

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

enhanced oil recovery or EOR

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

FPSO

Floating production, storage and offloading vessel.

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

Husky Energy Inc. | Annual Information Form 2018 | 2

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

natural gas liquids or NGL

Those hydrocarbon components recovered from raw natural gas as liquids by processing through extraction plants, or recovered from field separators, scrubbers or other gathering facilities. These liquids include the hydrocarbon components ethane, propane and butane and condensates and combinations thereof.

net revenue

Gross revenue less royalties.

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

production sharing contract or PSC

A contract for the development of resources under which the contractor’s costs (investment) are recoverable each year out of the production but with a maximum amount of production that can be applied to the cost recovery in any year.

Scope 1 GHG emissions

Direct emissions from sources that are owned or controlled by the Company, as prescribed by the U.S. Environmental Protection Agency.

Scope 2 GHG emissions

Indirect emissions from sources that are owned or controlled by the Company, as prescribed by the U.S. Environmental Protection Agency.

secondary recovery

Oil or gas recovered by injecting water or gas into the reservoir to force additional oil or gas to the producing wells. Usually, but not necessarily, this is done after the primary recovery phase has passed.

Husky Energy Inc. | Annual Information Form 2018 | 3

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

significant discovery licence or SDL

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

steam-assisted gravity drainage or SAGD

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

unproved property

Property or part of a party to which no reserves have been specifically attributed.

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

Husky Energy Inc. | Annual Information Form 2018 | 4

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

Husky Energy Inc. | Annual Information Form 2018 | 5

EXCHANGE RATE INFORMATION

The following table discloses various indicators of the Canadian dollar/U.S. dollar rate of exchange or the cost of a U.S. dollar in Canadian currency for the three years indicated.

	Year ended December 31,
Exchange Rate Information (Cdn$ per US$)	2018	2017	2016
Year-end(1)	1.365	1.252	1.343
Low	1.228	1.213	1.254
High	1.365	1.374	1.459
Average	1.296	1.298	1.325

(1)

The year-end exchange rates for 2018 and 2017 were as quoted by the Thomson Reuters WM/R for the noon rate at the last day of the relevant period. The year-end exchange rate for 2016 was as quoted by the Bank of Canada for the noon buying rate as at the last day of the relevant period. The Bank of Canada discontinued the publication of the noon buying rates during 2017. The high, low and average rates were either quoted by Thomson Reuters WM/R or the Bank of Canada, as applicable, or calculated from data from those sources within each of the relevant periods.

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

Intercorporate Relationships

The following table lists Husky’s significant subsidiaries and jointly-controlled entities and their respective places of incorporation, continuance or organization, as the case may be, as at December 31, 2018. All of the entities listed below, except as otherwise indicated, are 100 percent beneficially owned, or controlled or directed, directly or indirectly, by Husky.

Significant Subsidiaries and Joint Operations (1)	Jurisdiction
Husky Oil Operations Limited	Alberta
Husky Energy International Corporation	Alberta
Lima Refining Company	Delaware
Husky Marketing and Supply Company	Delaware
Husky Oil Limited Partnership	Alberta
Husky Terra Nova Partnership	Alberta
Husky Downstream General Partnership	Alberta
Husky Energy Marketing Partnership	Alberta
Sunrise Oil Sands Partnership (50 percent)	Alberta
BP-Husky Refining LLC (50 percent)	Delaware

(1)	Principal operating subsidiaries exclusive of intercorporate relationships due to financing related receivables and financing investments.

Husky Energy Inc. | Annual Information Form 2018 | 6

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

On July 15, 2016, the Company completed the sale of 65 percent of its ownership interest in select midstream assets in the Lloydminster region of Alberta and Saskatchewan for gross proceeds of $1.69 billion in cash. The assets included approximately 1,900 kilometres of pipeline in the Lloydminster region, 4.1 mmbbls of storage capacity at Hardisty and Lloydminster and other ancillary assets. The assets were sold to Husky Midstream Limited Partnership (“HMLP”), of which Husky owns 35 percent, Power Assets Holdings Limited (“PAH”) owns 48.75 percent and CK Infrastructure Holdings Limited (“CKI”) owns 16.25 percent. Proceeds from the transaction were received in the third quarter of 2016.

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

On August 29, 2016, the Company commenced production at the 4,500 bbls/day Edam West Thermal Project in Saskatchewan.

On September 15, 2016, the Company commenced production at the North Amethyst Hibernia formation well offshore Newfoundland and Labrador (“NL”).

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

Husky Energy Inc. | Annual Information Form 2018 | 7

2017

On March 10, 2017, the Company issued $750 million of 3.60 percent notes due March 10, 2027 by way of a prospectus supplement dated March 7, 2017, to its base shelf prospectus. The notes are redeemable at the option of the Company at any time, subject to a make whole premium unless the notes are redeemed in the three-month period prior to maturity. Interest is payable semi-annually on March 10 and September 10 of each year, beginning September 10, 2017. The notes are unsecured and unsubordinated and rank equally with all of the Company’s other unsecured and unsubordinated indebtedness.

On April 13, 2017, the Company announced that it had signed a production sharing contract (“PSC”) for Block 16/25 in the Pearl River Mouth Basin in the South China Sea. Under the PSC, Husky has an obligation to drill two exploration wells within the first three years.

On May 5, 2017, the Company announced that, during the first quarter of 2017, it had commenced production from a new eight-well pad at the Tucker Thermal Project in the Cold Lake region of Alberta and from a new infill well at North Amethyst offshore NL.

On May 29, 2017, the Company announced that, together with its partners, it would be moving forward with the West White Rose Project in the Jeanne d’Arc Basin offshore NL, using a fixed wellhead platform tied back to the SeaRose FPSO.

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

On October 26, 2017, the Company announced that, during the third quarter of 2017, gas production from the BD Project commenced and was sold from the onshore gas distribution facility in East Java under a fixed price gas sales agreement (“GSA”).

Also in October 2017, the Company announced that the GSA for future gas production from Liuhua 29-1, the third deepwater gas field at the Liwan Gas Project, was signed. The project was sanctioned in the fourth quarter of 2017.

On November 8, 2017, the Company completed the purchase of the Superior Refinery, a 50,000 bbls/day permitted capacity facility located in Superior, Wisconsin, U.S., from Calumet Specialty Products Partners, L.P. (“Calumet”) for $670 million (US$527 million). The acquisition included the Superior Refinery’s associated logistics assets, including two asphalt terminals, 3.6 mmbbls of crude and product storage and a fuels and asphalt marketing business. See “Description of Husky’s Business – Downstream Operations – U.S. Refining and Marketing – Superior Refinery”.

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

Husky Energy Inc. | Annual Information Form 2018 | 8

2018

On January 17, 2018, the Company announced that it would begin taking steps to suspend operations of the SeaRose FPSO and associated production facilities offshore NL to comply with an order received from the C-NLOPB related to an iceberg management incident that occurred in March 2017.

On January 26, 2018, the Company announced that the C-NLOPB had lifted the notice to suspend operations of the SeaRose FPSO and associated facilities and that the Company would resume operations.

On March 1, 2018, the Company announced that the Board of Directors had approved the establishment of a quarterly cash dividend of $0.075 per common share.

On April 26, 2018, a fire occurred at the Superior Refinery and operations were suspended. Normal operations are not expected to resume until 2020.

On May 18, 2018, the Company announced that it had drilled a successful exploration well on Block 15/33 in the South China Sea, signed two PSCs for Block 22/11 and Block 23/07 in the Beibu Gulf area of the South China Sea and made a discovery at the White Rose A-24 exploration well offshore NL.

On July 26, 2018, the Company announced that the Board had approved an increase in the quarterly cash dividend to $0.125 per common share.

During the third quarter of 2018, the BD Project achieved total daily sales targets of 100 mmcf/day of natural gas (40 mmcf/day Husky working interest) and 6,000 bbls/day of associated NGL (2,400 bbls/day Husky working interest).

On October 2, 2018, the Company announced that it had commenced an unsolicited offer to acquire all of the outstanding common shares of MEG Energy Corp. (“MEG”). The offer expired on January 16, 2019 without the minimum tender condition satisfied and the offer was not extended.

In October 2018, the Rush Lake 2 Thermal Project achieved first production, with nameplate capacity of 10,000 bbls/day achieved in November 2018.

In October 2018, the Tucker Thermal Project reached nameplate capacity of 30,000 bbls/day.

In November 2018, the Company shut in oil production at the White Rose field due to operational safety concerns resulting from severe weather and an oil release on November 16. Operations resumed in the first quarter of 2019.

In November 2018, Spruce Lake East was sanctioned, with regulatory approval received in 2019.

In December 2018, the Sunrise Energy Project reached its nameplate capacity of 60,000 bbls/day (30,000 bbls/day Husky working interest).

Recent Developments

On January 8, 2019, the Company announced its intention to market and potentially sell its Prince George Refinery and Retail and Commercial Network.

Husky Energy Inc. | Annual Information Form 2018 | 9

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

Upstream operations include exploration for, and development and production of, crude oil, bitumen, natural gas and NGL (“Exploration and Production”) and the marketing of the Company’s and other producers’ crude oil, natural gas, NGL, sulphur and petroleum coke. Additionally, it includes pipeline transportation, the blending of crude oil and natural gas, and storage of crude oil, diluent and natural gas (“Infrastructure and Marketing”). Infrastructure and Marketing markets and distributes products to customers on behalf of Exploration and Production and is grouped in the Upstream business segment based on the nature of its interconnected operations. The Company’s Upstream operations are located primarily in western Canada, offshore the east coast of Canada (“Atlantic”) and offshore China and Indonesia (“Asia Pacific”) (Atlantic and Asia Pacific collectively, “Offshore”).

Downstream operations in Canada include upgrading of heavy crude oil feedstock into synthetic crude oil (“Upgrading”), refining crude oil, marketing of refined petroleum products including gasoline, diesel, ethanol blended fuels, asphalt and ancillary products, and production of ethanol (“Canadian Refined Products”). It also includes refining of crude oil in the U.S. to produce and market diesel fuels, gasoline, jet fuel and asphalt (“U.S. Refining and Marketing”). Upgrading, Canadian Refined Products and U.S. Refining and Marketing all process and refine natural resources into marketable products and are grouped together as the Downstream business segment due to the similar nature of their products and services.

Corporate Strategy

The Company’s business strategy is to focus on returns from investment in a deep portfolio of opportunities that can generate increased cash flow from operating activities and funds from operations.

The Company has two main businesses: (i) an integrated Canada-U.S. Upstream and Downstream corridor ( “Integrated Corridor”); and (ii) production located Offshore.

Integrated Corridor

The Company’s business in the Integrated Corridor includes crude oil, bitumen, natural gas and NGL production from Western Canada, the Lloydminster upgrading and asphalt refining complex, HMLP (35 percent working interest and operatorship), and the Lima Refinery, BP-Husky Toledo Refinery (50 percent working interest) and Superior Refinery in the U.S. midwest. Natural gas production from the Western Canada portfolio is closely aligned with the Company’s energy requirements for refining and thermal bitumen production and acts as a natural hedge.

Offshore

The Company’s Offshore business includes operations, development and exploration in Atlantic and Asia Pacific. Each area generates high-netback production, with near and long-term investment potential.

Upstream Operations

Integrated Corridor

Thermal and Non-Thermal Developments

Heavy Oil and Bitumen

The majority of the Company’s heavy oil assets are located in the Lloydminster region of Alberta and Saskatchewan, with lands consisting of approximately two million acres. The majority of the Company’s operations are 100 percent working interest. The Company’s operations are supported by a network of facilities and pipelines that transport heavy crude oil and bitumen from the field locations to the Husky Lloydminster Asphalt Refinery, the Upgrader and the Company’s other assets in its Upstream Infrastructure and Marketing and its Downstream business segments, thus providing full integration.

Production of heavy crude oil and bitumen from the Lloydminister area uses a variety of technologies, including thermal SAGD, cold heavy oil production with sand (“CHOPS”), horizontal wells, waterflooded fields and non-thermal enhanced oil recovery (“EOR”).

Husky Energy Inc. | Annual Information Form 2018 | 10

Lloydminster Thermal Projects

Lloydminster bitumen production consists of 10 thermal plants located in the Lloydminster region of Saskatchewan: Bolney/Celtic, Edam East, Edam West, Paradise Hill, Pikes Peak, Pikes Peak South, Rush Lake 1 & 2, Sandall and Vawn. Each plant has a number of production pads and utilizes SAGD technology. Production in 2018 from Lloydminster thermal projects averaged 76,800 bbls/day.

The Company is phasing execution of its long-life thermal projects to optimize capital efficiency and project execution. In 2018, the Company completed two land deals to create two Thermal hubs, one at Spruce Lake, and one at Dee Valley. This has resulted in the expectation that the Edam Central project will be completed in 2022 rather than the previously disclosed timeframe of late 2021, and in Westhazel being reprioritized.

The following table shows major projects and their status as at December 31, 2018:

Project Name	Estimated Production (bbls/day)	Expected Project Production Date	Project Status
Rush Lake 2	10,000	First quarter of 2019	Completed ahead of schedule with first production achieved in October 2018 and nameplate capacity of 10,000 bbls/day reached in November 2018.

Dee Valley	10,000	Fourth quarter of 2019

Work continued, with drilling of the second well pad completed and construction of the Central Processing Facility (“CPF”) continuing ahead of schedule. As of the end of 2018, the CPF was 80 percent complete.

Spruce Lake Central	10,000	2020	Construction of the CPF commenced in 2018.

Spruce Lake North	10,000	Around the end of 2020	Site clearing was completed in 2018.

Spruce Lake East	10,000	Around the end of 2021	Sanctioned in November 2018, with regulatory approval received in 2019.

			Prioritized ahead of Westhazel.

Edam Central	10,000	2022	Regulatory permit was received in early January 2019.

Dee Valley 2	10,000	2023	Regulatory applications were submitted in 2018, with approval expected in 2019.

Westhazel	10,000	Reprioritized	Regulatory applications were submitted in 2018, with approval expected in 2019.

			Reprioritized in order to optimize thermal sequence.

In February 2019, the Pike’s Peak thermal bitumen plant was closed down as it reached the end of its useful life. The plant achieved first production in September 1981 and produced 78 mmbbls over its useful life.

Tucker Thermal Project

The Tucker Thermal Project is a SAGD oil sands project located 30 kilometres northwest of Cold Lake, Alberta. It commenced bitumen production at the end of 2006.

Work to debottleneck the CPF and field was completed in the third quarter of 2018. Subsequently, production ramped up and nameplate capacity of 30,000 bbls/day was achieved in October 2018. Bitumen production for 2018 averaged 22,400 bbls/day, with fourth quarter production following the debottleneck averaging 25,200 bbls/day.

Production in 2019 is expected to be impacted by government-mandated production curtailment in Alberta. While specific volume reductions are uncertain, production in the first quarter of 2019 could be impacted by as much as 5,000 bbls/day.

Cold and EOR

In 2018, the Company sanctioned a full field polymer injection project at Aberfeldy with opportunities to expand to other areas.

During 2018, the Company operated five carbon dioxide (“CO2”) injection EOR pilot projects and a CO2 capture and liquefaction plant at the Lloydminster Ethanol Plant. The liquefied CO2 is used in the ongoing EOR piloting program. The Company is also piloting several types of CO2 capture technology at its Lashburn facility in Saskatchewan.

Production in 2019 is expected to be impacted by government-mandated production curtailment in Alberta.

Husky Energy Inc. | Annual Information Form 2018 | 11

Sunrise Energy Project

On March 31, 2008, Husky and BP Corporation North America Inc. (“BP”) completed a transaction that created an integrated North American oil sands and refining businesses. The businesses are comprised of a 50/50 partnership to develop the Sunrise Energy Project, operated by Husky, and a 50/50 limited liability company for the BP-Husky Toledo Refinery, operated by BP.

The Sunrise Energy Project is a SAGD oil sands project located in the Athabasca region of northern Alberta. During the fourth quarter of 2018, maintenance activities were completed and the project reached its nameplate capacity of 60,000 bbls/day.

At the end of 2018, there were 81 producing well pairs. In 2018, bitumen production averaged approximately 50,000 bbls/day (25,000 bbls/day Husky working interest).

Production in 2019 is expected to be impacted by government-mandated production curtailment in Alberta. While specific volume reductions are uncertain, production in the first quarter of 2019 could be impacted by as much as 15,000 bbls/day (7,500 bbls/day Husky working interest).

Western Canada

Northern Operations

The Company’s Northern operations are located primarily in western Alberta. Primary areas of operations include Edson and Grande Prairie, where operations are centered on a liquids-rich gas resource growth strategy.

Within its Northern operations, production in 2018 consisted of approximately 1,300 bbls/day of light crude oil, 4,800 bbls/day of NGL and 179.6 mmcf/day of natural gas. The area is heavily weighted towards natural gas production at approximately 84 percent. The Company is pursuing liquids-rich natural gas development opportunities within the existing asset portfolio primarily in the Ansell and Kakwa areas.

The Kakwa Spirit River liquids-rich natural gas resource play, in which 2018 production averaged 5,900 boe/day, is located south of Grande Prairie. The Company drilled 10 wells in 2018, and completed nine wells with eight wells on production by the end of 2018.

Edson operations are located primarily in northern Alberta and consist of the Ansell and Galloway areas. The Ansell liquids-rich natural gas resource play is located in the deep basin Cretaceous formations of west-central Alberta, with the Company holding an average 95 percent working interest in approximately 177 net sections of contiguous lands. The Company has been actively developing the Spirit River formations since 2012 using multi-stage fractured horizontal wells. Production from the Ansell and Galloway areas has doubled since 2012 and in 2018 averaged 2,300 bbls/day of NGL and 131.8 mmcf/day of natural gas. The Company operates over 400 producing wells at Ansell including 65 Spirit River horizontal wells and 20 Cardium horizontal wells. In 2018, the Company drilled 11 horizontal wells and completed 13 horizontal wells with 11 wells on production at the end of 2018. The Company also participated in three non-operated wells.

A drilling program targeting the oil and liquids-rich natural gas Montney Formation in the Wembley and Karr areas is continuing with seven wells drilled in 2018 and six completed.

Resource oil development is focused on the Cardium oil play in the Wapiti area south of the city of Grand Prairie, Alberta, utilizing horizontal well and multi-stage fracturing technology to unlock crude oil reserves. During 2018, production from the Cardium play averaged 2,500 boe/day. A two well drilling program was completed in 2018 with six wells completed and on production. In addition, the Company participated in two non-operated wells.

In 2018, the Company participated in a 12-well non-operated Viking program in the North Blackstone area, which continued into 2019.

Southern Operations

The Company’s Southern operations are located in central Alberta and southwest Saskatchewan. As at December 31, 2018, the Company operated one crude oil and four natural gas facilities with approximately 400 active wells throughout the area. Production in 2018 averaged 1,000 bbls/day of crude oil, 2,000 bbls/day of NGL and 36.7 mmcf/day of natural gas.

Rainbow Lake Development

Rainbow Lake, located approximately 900 kilometres northwest of Edmonton, Alberta, is the site of the Company’s largest light crude oil production operation in Western Canada. Production during 2018 from the Rainbow Lake Development operations averaged 5,200 bbls/day of light crude oil, 5,200 bbls/day of NGL and 55.1 mmcf/day of natural gas. The Company initiated an 11-well Muskeg oil appraisal program in 2018 with four wells on production at year end.

The Company holds a 50 percent interest in a 90 megawatt natural gas fired cogeneration facility adjacent to its Rainbow Lake processing plant. The cogeneration facility produces electricity and thermal energy, or steam, for the Rainbow Lake processing plant. Additional electricity is also generated for the Power Pool of Alberta.

Husky Energy Inc. | Annual Information Form 2018 | 12

Northwest Territories

The Company held two exploration licenses (“ELs”) acquired in 2011 in the Northwest Territories at the Slater River Canol shale play, which were consolidated as one EL in 2015 and cover 483,000 gross acres (466,000 net acres). Two pilot wells were drilled and suspended in 2012 which satisfied the requirements to extend the term of both the ELs to their full nine-year term. In 2016, the Company was awarded a significant discovery declaration on 545 sections (150,000 hectares) of land within the ELs north of the Gambill Fault, and granted separately a significant discovery licence over five sections of land south of the Gambill Fault. Summer work in 2018 in the Slater River area included annual inspections of the two suspended wells and maintenance on the existing infrastructure. In the fourth quarter of 2018, the Company commenced operations that included abandonment of the two pilot wells, reclamation of the well sites, and remediation and maintenance of infrastructure. This program will continue into 2019.

Offshore

Asia Pacific

China

Liwan Gas Project

The Liwan Gas Project includes the natural gas discoveries at the Liwan 3-1, Liuhua 34-2 and Liuhua 29-1 fields within the Contract Area 29/26 exploration block located in the Pearl River Mouth Basin of the South China Sea, approximately 300 kilometres southeast of the Hong Kong Special Administrative Region.

The Company has a 49 percent working interest in the Liwan 3-1 and Liuhua 34-2 fields and a 75 percent working interest in the Liuhua 29-1 field, and CNOOC has 51 and 25 percent working interests, respectively. The initial development of the Liwan 3-1 and Liuhua 34-2 fields was separated into deepwater and shallow water development projects, with the Company acting as deepwater operator and CNOOC acting as shallow water operator. The deepwater infrastructure includes production wells and trees, subsea pipelines and manifolds that produce to twin 22-inch deepwater pipelines running approximately 78 kilometres to a shallow water central platform. The shallow water infrastructure includes the central platform standing in approximately 120 metres of water, a 261-kilometre shallow water pipeline running from the central platform to the onshore Gaolan Gas Plant, which has liquids separation facilities, 10 spherical NGL storage tanks, an export jetty, control facilities as well as administrative and accommodation buildings.

The Liwan 3-1 field commenced production at the end of March 2014. The gas field is currently producing from nine wells. The single production well in the Liuhua 34-2 field was tied into the deepwater facilities of the Liwan 3-1 field and commenced production in December 2014.

In 2018, total gas sales from Liwan 3-1 and Liuhua 34-2 averaged 341 mmcf/day and 36 mmcf/day, respectively. In 2018, the Company’s working interest share of production from the two fields was 185 mmcf/day of conventional natural gas and 8,400 bbls/day of NGL.

Construction continues at Liuhua 29-1, the third deepwater gas field of the Liwan Gas Project. All of the major contracts have been executed and detailed design work is underway. The Environment Impact Assessment was approved by the Ministry of Ecology and Environment in January 2019. Drilling of the remaining three wells is expected to commence in the first quarter of 2019, which will add to the four previously drilled wells. First gas production from this seven-well development is expected around the end of 2020, with target production of 45 mmcf/day natural gas (Husky working interest) and 1,800 bbls/day NGL (Husky working interest) when fully ramped up.

Block 15/33

The Company executed a PSC in December 2015 for an exploration block offshore China. Block 15/33 is located in the Pearl River Mouth Basin in the South China Sea, about 140 kilometres southeast of the Hong Kong Special Administrative Region and covers an area of 155 square kilometres in water depths of approximately 80 to 100 metres. The Company is the operator of the block during the exploration phase, with a working interest of 100 percent. In the event of a commercial discovery, its partner CNOOC may assume a working interest of up to 51 percent during the development and production phase. Under the PSC, the corresponding CNOOC share of exploration costs is to be recovered from production allocated to the Company.

The Company is progressing commercial development plans following the successful drilling and testing of exploration well XJ 34-3-2.

Block 16/25

The Company executed a PSC in April 2017 for an exploration block offshore China. Block 16/25 is located in the Pearl River Mouth Basin in the South China Sea, about 150 kilometres southeast of the Hong Kong Special Administrative Region and approximately 72 kilometres northeast of Block 15/33. The block covers an area of 44 square kilometres in water depths of approximately 85 to100 metres. The Company is the operator of the block during the exploration phase, with a working interest of 100 percent. In the event of a commercial discovery, its partner CNOOC may assume a working interest of up to 51 percent during the development and production phase. Under the PSC, the corresponding CNOOC share of exploration costs is to be recovered from production allocated to the Company.

Husky Energy Inc. | Annual Information Form 2018 | 13

The Company drilled one exploration well in the third quarter of 2018, which encountered non-commercial hydrocarbons. Additional evaluation work is being conducted and a second exploration well may be drilled in the 2020 timeframe.

Blocks 22/11 and 23/07

The Company and CNOOC signed two PSCs for Blocks 22/11 and 23/07 in the Beibu Gulf area of the South China Sea in the first half of 2018. The Company is the operator of both blocks with a working interest of 100 percent during the exploration phase. In the event of a commercial discovery, its partner CNOOC may assume a participating partnership interest of up to 51 percent in either or both blocks for the development and production phases.

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

In 2018 at the liquids-rich BD field, total gas sales ramped up to the full sales production target of 100 mmcf/day of gas and 6,000 bbls/day of associated liquids. Total BD field sales averaged 78 mmcf/day of gas and 6,200 bbls/day of associated liquids in 2018. The Company’s working interest share of production was 31 mmcf/day of gas and 2,500 bbls/day of associated liquids.

At the MDA and MBH fields, the two shallow water platforms have been fully installed and preparations are underway to drill the five MDA and two MBH field production wells in 2019. Gas production and sales are expected to start in the 2020 timeframe, following completion of the Floating Production Unit (“FPU”) which will be used to process and compress the gas. Subsequently, an additional shallow water field, named MDK, is scheduled to be developed and tied into the FPU. The processed gas from these three fields will be tied directly into the East Java subsea pipeline system and sold to the East Java market under long-term contracts with set prices that include escalation factors.

Pre-engineering activities and approvals progressed at the MAC field, where an approved Plan of Development is in place. Additional discoveries in the region are being evaluated for potential development.

Anugerah

The Company executed a PSC in February 2014 with the Government of Indonesia for the Anugerah contract area. The Company holds a 100 percent interest in the Anugerah Block, which is located in the East Java Basin approximately 150 kilometres east of the Madura Strait. The block covers an area of 2,030,000 acres (8,215 square kilometres).

During 2015, the Company acquired 2-D seismic survey and 3-D seismic survey data on the contract area, which was required during the first three years of the PSC. An analysis of those data and offset block information indicates that drilling is not economic and the block will be relinquished.

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

Husky Energy Inc. | Annual Information Form 2018 | 14

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

First oil was achieved at White Rose in November 2005. The White Rose field currently has 11 production wells, 10 water injection wells and three gas injection wells. During 2018, the Company’s light crude oil production from the White Rose field was 6,400 bbls/ day (Husky working interest).

On May 31, 2010, first oil was achieved from North Amethyst, the first satellite extension at the White Rose field. The field is located approximately six kilometres southwest of the SeaRose FPSO. Production flows from North Amethyst to the SeaRose FPSO through a series of subsea flow lines. In September 2016, the Company began production from the deeper Hibernia formation at North Amethyst utilizing existing infrastructure. As of December 31, 2018, the field had eight production wells and four water injection wells. During 2018, light crude oil production from North Amethyst was 3,400 bbls/day (Husky working interest).

Initial production from West White Rose was achieved in September 2011 through a two-well pilot project. The pilot wells have helped provide further information on the reservoir to refine development plans for the full West White Rose field. During 2018, light crude oil production from this satellite field was 800 bbls/day (Husky working interest).

Production commenced from the South White Rose Extension in 2015 with production wells supported by both gas flood and water injection. The South White Rose Extension was developed in phases, with gas injection equipment installed in 2013 and oil production equipment installed in 2014. As at December 31, 2018, the project had three production wells, one water injection well and one gas injection well. During 2018, light crude oil production from the South White Rose Extension was 6,800 bbls/day (Husky working interest).

In May 2017, the Company and its co-venturers announced plans to proceed with full field development at West White Rose using a fixed drilling platform. First oil is forecasted for 2022, with the West White Rose Project expected to ramp up to peak production of 52,500 bbls/day (Husky working interest) in 2025 as development wells are brought online. Like the other White Rose tiebacks, the platform will leverage existing offshore infrastructure including the SeaRose FPSO. Construction of various components for the West White Rose platform is underway at sites in NL, and in Ingleside, Texas, where the facility’s topsides are being fabricated. The accommodations module is progressing well in Marystown, NL and construction of the platform’s Concrete Gravity Structure (“CGS”) advanced in a purpose-built graving dock in Argentia, NL. The CGS was poured to a height of 46 metres during the 2018 construction season. Concrete works will continue in 2019.

On January 17, 2018, the Company announced that it would begin taking steps to suspend operations of the SeaRose FPSO and associated production facilities offshore NL to comply with an order received from the C-NLOPB related to an iceberg management incident that occurred in March 2017.

On January 26, 2018, the Company announced that the C-NLOPB had lifted the notice to suspend operations of the SeaRose FPSO and associated facilities and that the Company would resume operations.

In late January 2019, the Company began a staged ramp-up production at the White Rose field. The field had been shut-in since mid-November, after a flowline connector failed near the South White Rose Extension, causing a spill of approximately 250 cubic metres of oil. The Company and its certifying authority have completed inspections of the SeaRose FPSO vessel as well as subsea infrastructure. Regulatory approval has been received for plans to recover the damaged flowline connector. An investigation into the cause of the incident is underway.

Terra Nova Field

The Terra Nova field is located approximately 350 kilometres southeast of St. John’s, NL. The Terra Nova field is divided into three distinct areas, known as the Graben, the East Flank and the Far East. Production at Terra Nova commenced in January 2002. The Company’s working interest in the field increased to 13 percent effective December 1, 2010.

As at December 31, 2018, there were 14 development wells drilled in the Graben area, consisting of eight production wells, four water injection wells and two gas injection wells. In the East Flank area, there were 12 development wells, consisting of eight production wells and four water injection wells. The Far East has one extended reach producer and an extended reach water injection well. The operator continues to progress delineation and development opportunities at Terra Nova.

Light crude oil production during 2018 from the Terra Nova field was 4,000 bbls/day (Husky working interest).

Husky Energy Inc. | Annual Information Form 2018 | 15

East Coast Exploration

The Company holds working interests ranging from 5.8 percent to 100 percent in 22 Significant Discovery Areas in the Jeanne d’Arc Basin and Flemish Pass Basin, offshore NL and Baffin Island.

In May 2018, the Company announced a near-field oil discovery at the White Rose A-24 exploration well, located approximately 10 kilometres north of the SeaRose FPSO. The well encountered more than 85 metres of oil-bearing sandstone. Additional delineation in the region is planned. The Company has a 68.875 percent ownership interest, with partners Suncor Energy and Nalcor Energy Oil and Gas holding 26.125 percent and five percent, respectively.

The Company continues to evaluate the results of a 2017 discovery at Northwest White Rose. The White Rose A-78 well was drilled approximately 11 kilometres northwest of the SeaRose FPSO in the first quarter of 2017 and delineated a light oil column of more than 100 metres. Husky has a 93.232 percent ownership interest.

Potential development of the A-24 and A-78 regions could leverage the SeaRose FPSO, existing subsea infrastructure and the future West White Rose platform.

The Company and its partner continue to assess potential development of Bay du Nord and other discoveries in the Flemish Pass Basin. A benefits framework agreement was reached with the Government of Newfoundland and Labrador in July 2018, based on an FPSO-based development concept to produce resources at Bay du Nord and Bay de Verde. Technological and commercial evaluations continue. The Company holds a 35 percent non-operated working interest in the Bay du Nord, Bay de Verde, Baccalieu, Harpoon and Mizzen discoveries.

The Company is a non-operating partner in two ELs awarded in the November 2018 C-NLOPB land sale. The ELs are adjacent to Terra Nova and White Rose in the Jeanne d’Arc Basin and will bring the Company’s total licence holdings in the region to nine.

Infrastructure and Marketing

Overview

The Company is engaged in the marketing of both its own and other producers’ crude oil, natural gas, NGL, sulphur and petroleum coke production. The Infrastructure and Marketing business manages the sale and transportation of the Company’s Upstream and Downstream production and third-party commodity trading volumes through access to capacity on third-party pipelines and storage facilities in both Canada and the U.S. The Company is able to capture differences between the two markets by utilizing infrastructure capacity to deliver production and/or third-party commodity trading volumes from Canada to the U.S. market.

Husky Midstream Limited Partnership

HMLP was created in July 2016 with the sale of selected pipeline gathering systems in Alberta and Saskatchewan and the Lloydminster and Hardisty terminals. CKI owns 16.25 percent, PAH owns 48.75 percent and Husky owns 35 percent of HMLP and is the operator. HMLP has approximately 2,200 kilometres of pipeline in the Lloydminster region, 4.1 million barrels of storage capacity at Hardisty and Lloydminster and other ancillary assets. The Lloydminster Terminal, with a total storage capacity of 1.0 million barrels, serves as a hub for the gathering systems. The pipeline systems transport blended heavy crude oil to Lloydminster, accessing markets through Husky’s Upgrader and Asphalt Refinery in Lloydminster. Blended heavy crude oil and bitumen from the field and synthetic crude oil from the upgrading operations are transported south to Hardisty, Alberta to a connection with the major export trunk pipelines. The Hardisty Terminal, with a total storage capacity of 3.4 million barrels, acts as the exclusive blending hub for Western Canada Select (“WCS”), the largest heavy oil benchmark pricing point in North America.

HMLP has a separate Board of Directors from Husky and independent financing that supports both significant growth projects that are under construction and forecasted future expansions. Approximately $800 million in growth projects are underway. HMLP is in the process of diversifying its operations beyond the Lloydminster and Hardisty area and has commenced construction of the Ansell Corser Gas Plant, which is expected to add 120 mmcf/day of processing capacity when it comes online in the fourth quarter of 2019.

Husky Energy Inc. | Annual Information Form 2018 | 16

In 2018, HMLP commissioned a 150-kilometre pipeline system in Alberta to allow for third-party and Husky production growth. A second major pipeline project is underway in Saskatchewan to provide transportation for the anticipated increase in the Company’s bitumen production. The Hardisty terminal is also expanding to provide additional pipeline connectivity and crude oil storage for customers. The assets will play an integral and valuable role in the successful transportation of heavy oil and bitumen production to end markets by providing connections to the Husky Lloydminster Upgrader and Asphalt Refinery, third-party terminals and pipelines through strategic hubs such as the Hardisty Terminal.

Third-Party Pipeline Commitments

In 2010, the Company commenced its pipeline commitment on the Keystone pipeline system, which ships Canadian crude oil from Hardisty, Alberta to Patoka, Illinois. This commitment was part of a strategy, commenced in 2006, to expand the market for the Company’s crude oil into the midwest U.S. This strategy was further supported through the acquisition of the Lima Refinery in 2007, which enabled the Company’s Canadian synthetic and bitumen production along with additional third-party crude and other feedstocks to be processed at the refinery. The Company has the ability to utilize the portion of the Keystone pipeline system that continues to Cushing, Oklahoma, and the Company holds long-term firm capacity on the Enbridge Flanagan South pipeline and Southern Access Extension pipeline which connect Enbridge’s Mainline to the U.S. Gulf Coast and Patoka markets.

Due to the Company’s Keystone pipeline commitment, the Lima Refinery has the ability to access a significant amount of Canadian crude oil as part of its crude feedstock requirements. The Keystone pipeline has enabled the Company to transport bitumen through interconnecting pipeline systems to the Lima Refinery and/or sell it into the Cushing, Oklahoma market.

Since 2012, the pipeline systems leaving Canada have at times been subject to significant apportionment, affecting both Canadian export volumes and crude oil prices in Western Canada. The Company has mitigated these effects through the reliability of its proprietary pipeline system, its priority capacity on export pipelines and its demand for Canadian crude oil feedstock for its Canadian upgrading and refining assets. In 2017, the Company further enhanced this integration when it purchased the 50,000 bbls/day Superior Refinery, which runs a combination of heavy Canadian crude and light crudes from Canada and the U.S. The Superior Refinery is located on the Enbridge Mainline crude system. As a seller and buyer of crude oils, the Company has a relatively balanced exposure to many location and grade differentials.

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

In December of 2018, the Government of Alberta imposed an oil production curtailment order with the goal of raising the price of oil sold in Alberta during 2019. This reduced the economic motivation to export crude by rail or develop longer term market access strategies.

Natural Gas Storage Facilities

The Company has operated a 25 bcf natural gas storage facility at Hussar, Alberta since 2000.

Commodity Marketing

The Company has developed its commodity marketing operations to include the acquisition of third-party volumes to enhance the value of its midstream assets.

Currently, the Company is a marketer of both its own and third-party production of crude oil, synthetic crude oil, NGL, natural gas and sulphur. The Company also markets petroleum coke, a by-product from the Upgrader and its Ohio and Wisconsin refineries. The Company supplies feedstock to its Lloydminster Upgrader and Asphalt Refinery from its own and third-party heavy oil and bitumen production sourced from the Lloydminster and Cold Lake areas. The Company also sells blended heavy crude oil directly to refiners based in the U.S. and Canada. The extensive infrastructure in the Lloydminster area supports the Company’s heavy crude oil refining, upgrading and marketing operations. The Company markets light and medium crude oil and NGL sourced from its own production and third-party production. Light crude oil is acquired for processing by the Prince George Refinery, the Lima Refinery and the Superior Refinery. The Company supplies a portion of the synthetic crude oil produced at its Upgrader in Lloydminster to the Lima and Superior refineries, and markets the rest to refiners in Canada and the U.S.

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

Husky Energy Inc. | Annual Information Form 2018 | 17

Downstream Operations

Upgrading Operations

The Company owns and operates the Upgrader, a heavy oil upgrading facility located in Lloydminster, Saskatchewan. The Upgrader is designed to process blended heavy crude oil feedstock, creating high quality, low sulphur synthetic crude oil and ultra-low sulphur diesel and recover diluent from the feedstock for return to and reuse in the field. Synthetic crude oil is used as refinery feedstock for the production of transportation fuels in Canada and the U.S.

The Upgrader was commissioned in 1992 with an original design capacity of 46,000 bbls/day of synthetic crude oil. In 2007, the Upgrader commenced production of transportation grade diesel. The Upgrader’s current rated production capacity is 80,500 bbls/ day of synthetic crude oil, diluent and ultra low sulphur diesel.

Production at the Upgrader averaged 53,800 bbls/day of synthetic crude oil, 15,600 bbls/day of diluent and 6,200 bbls/day of ultra low sulphur diesel in 2018. In addition, as by-products of its upgrading operations, the Upgrader produced approximately 355 long ton/day of sulphur and 1,005 long ton/day of petroleum coke during 2018. These products are sold in Canadian and international markets.

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

Light oil refined products are produced at the Prince George Refinery and are also acquired from third-party refiners and marketed through the Company’s retail and commercial petroleum outlets and through direct marketing to third-party dealers and end users. Asphalt and residual products are produced at the Company’s Asphalt Refinery at Lloydminster, Alberta and are marketed directly or through the Company’s eight terminals located in western Canada and the U.S. midwest.

Lloydminster Asphalt Refinery

Husky’s Asphalt Refinery in Lloydminster, Alberta processes heavy crude oil and bitumen into asphalt products used in road construction and maintenance. The refinery has a throughput capacity of 29,000 bbls/day of heavy crude oil and bitumen. The refinery also produces straight run gasoline, bulk distillates and residuals. The straight run gasoline stream is removed and re-circulated into HMLP’s pipeline network as pipeline diluent. The distillate stream is transferred to the Upgrader and treated for blending into the Husky Synthetic Blend (“HSB”) stream. Residuals are a blend of medium and light distillate and gas oil streams, which are typically sold directly to customers as refinery feedstock, drilling and well-fracturing fluids, or used in asphalt cutbacks and emulsions.

Refinery throughput averaged 27,100 bbls/day of blended heavy crude oil and bitumen feedstock during 2018. Due to the seasonal demand for asphalt products, many asphalt refineries typically operate at full capacity only during the normal paving season in Canada and the northern U.S. The Company has implemented various strategies to increase refinery throughput during the other months of the year that are outside of the normal paving season, such as increasing storage capacity and developing U.S. markets for asphalt products. This allows the Lloydminster Asphalt Refinery to run at or near full capacity throughout the year.

Asphalt Distribution Network

In addition to sales directly from the Lloydminster Asphalt Refinery, the Company, through the Husky Asphalt division, has an asphalt distribution network which consists of seven asphalt terminals located at Kamloops, British Columbia, Edmonton and Lethbridge, Alberta, Yorkton, Saskatchewan, Winnipeg, Manitoba, Rhinelander, Wisconsin and Crookston, Minnesota and an emulsion plant located at Saskatoon, Saskatchewan. The Company also terminals asphalt from independently operated terminals in the states of Washington, Minnesota, Wisconsin and Ohio.

In 2019, the Company plans to increase asphalt modification capacity, expand sales in U.S. markets and further market residual products as refinery feedstock.

Ethanol Plants

In September 2006, the Company commissioned an ethanol plant in Lloydminster, Saskatchewan. The plant has an annual nameplate capacity of 130 million litres. In December 2007, the Minnedosa, Manitoba ethanol plant was commissioned also with an annual nameplate capacity of 130 million litres and both plants are currently operating above that capacity due to efforts to optimize yield. In 2018, ethanol production averaged 819.4 thousand litres/day.

During 2012, the Lloydminster plant commissioned a CO2 capture facility. The plant is currently capturing CO2 for use in the Company’s non-thermal EOR projects and ethanol produced at the plant has a low carbon intensity designation.

Husky Energy Inc. | Annual Information Form 2018 | 18

Prince George Refinery

The Prince George Refinery provides refined products to the Company and third-party retail outlets in the central and northern regions of British Columbia. Feedstock is delivered to the refinery by pipeline from northeastern British Columbia. The refinery has a throughput capacity of 12,000 bbls/day.

The Prince George Refinery produces all grades of unleaded gasoline, seasonal diesel fuels, mixed propane and butane and heavy fuel oil. During 2018, throughput averaged 10,700 bbls/day.

On January 8, 2019, the Company announced its intention to market and potentially sell the Prince George Refinery.

Other Supply Arrangements

During 2018, the Company purchased approximately 28,200 bbls/day of refined petroleum products of which 27,200 bbls/day were from the agreement with Imperial Oil. The Company also acquired approximately 7,600 bbls/day of refined petroleum products pursuant to exchange agreements with third-party refiners in addition to Imperial Oil.

Retail and Commercial Network

During 2015, the Company and Imperial Oil entered into a contractual agreement to create a single expanded truck transport cardlock network of approximately 160 sites. The agreement has been fully implemented, and the consolidation of the two cardlock networks, under the Esso brand, was completed in the third quarter of 2017.

As at December 31, 2018, there were 554 independently operated Husky and Esso-branded petroleum product outlets. These outlets include travel centres, convenience stores, cardlock and bulk distribution facilities located from coast to coast. The Company’s network of travel centres features a proprietary cardlock system that enables commercial customers to purchase products using a card system that processes transactions, provides detailed billing, fuel and sales tax information and offers advanced fraud protection. A variety of full and self-serve retail locations serve urban and rural markets across the network, while the Company’s bulk distributors offer direct sales to commercial and agricultural markets in the Prairie provinces.

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

On January 8, 2019, the Company announced its intention to market and potentially sell its Retail and Commercial Network.

The following table shows the number of Husky and Esso-branded petroleum outlets by province as of December 31, 2018:

	British Columbia	Alberta	Saskatchewan	Manitoba	Ontario	Quebec	New Brunswick	2018 Total	2017 Total
Husky-Branded
Petroleum Outlets
Retail Owned Outlets	40	46	8	13	58	—	—	165	163
Leased	32	30	3	7	25	—	—	97	99
Independent Retailers	48	61	11	3	13	—	—	136	140

Total	120	137	22	23	96	—	—	398	402

Esso-Branded
Petroleum Outlets
Retail Owned Outlets	14	15	4	3	12	—	—	48	48
Leased	2	2	—	3	1	—	—	8	8
Independent Retailers	32	23	4	6	27	7	1	100	100

Total	48	40	8	12	40	7	1	156	156

Cardlocks(1)	49	45	9	11	40	7	1	162	167
Convenience Stores(1)	82	85	14	21	94	—	—	296	296
Restaurants	8	9	3	1	13	—	—	34	34

(1)	Located at branded petroleum outlets.

Husky Energy Inc. | Annual Information Form 2018 | 19

The Company also markets refined petroleum products directly to various commercial markets, including independent dealers, national rail companies and major industrial and commercial customers in Canada.

The following table shows average daily sales volumes of light refined petroleum products for the periods indicated:

	Years ended December 31,
Average Daily Sales Volume (mbbls/day)	2018	2017	2016
Gasoline	21.7	22.3	22.4
Diesel fuel	26.5	22.8	18.5
Liquefied Petroleum Gas	0.2	0.2	0.2

	48.4	45.3	41.1

U.S. Refining and Marketing

Lima Refinery

The Lima Refinery has a crude oil throughput capacity, depending on crude slate, of up to 175,000 bbls/day. The Lima Refinery currently processes both light sweet crude oil and a small percentage of heavy crude oil feedstock sourced from the U.S. and Canada, which includes Canadian synthetic crude oil, including HSB produced by the Upgrader. The Lima Refinery produces low sulphur gasoline, gasoline blend stocks, ultra-low sulphur diesel, jet fuel, petrochemical feedstock and other by-products. The feedstocks are received via the Mid-Valley and Marathon Pipelines, and the refined products are transported via the Buckeye, Inland and Energy Transfer Partners pipeline systems and by rail car to primary markets in Ohio, Illinois, Indiana, Pennsylvania and southern Michigan.

During 2018, total production throughput at the Lima Refinery averaged 171,000 bbls/day excluding days for turnaround. Production excluding days for turnaround consisted of gasoline averaging 84,000 bbls/day, total distillates averaging 66,000 bbls/day and total other products averaging 21,000 bbls/day.

In 2016, the Company completed the first stage of the crude oil flexibility project and the refinery is now able to process up to 10,000 bbls/day of heavy crude oil feedstock. The project is designed to allow for the processing of up to 40,000 bbls/day of heavy crude oil from western Canada when completed, providing the ability to swing between light and heavy crude oil feedstock.

The timing of completion for the crude oil flexibility project is late 2019. This schedule coordinates project work with normal maintenance to provide higher levels of sustained production.

BP-Husky Toledo Refinery

The BP-Husky Toledo Refinery has a nameplate capacity of 160,000 bbls/day. Products from the refinery include low sulphur gasoline, ultra-low sulphur diesel, aviation fuels, and by-products.

A feedstock optimization project completed during the 2016 turnaround improved the BP-Husky Toledo Refinery’s ability to process high-TAN crude oil to support production from the Sunrise Energy Project. Since January 1, 2017, the Company has been marketing its share of the joint operation’s refined product.

During 2018, the Company’s share of total throughput averaged 73,200 bbls/day, with the Company’s share of production of gasoline averaging 42,600 bbls/day, distillates averaging 21,400 bbls/day and other fuel and feedstock averaging 9,100 bbls/day.

Superior Refinery

On November 8, 2017, the Company completed the acquisition of the Superior Refinery, which has a permitted throughput capacity of 50,000 bbls/day and an operating capacity of 45,000 bbls/day on its current crude slate. The refinery produces motor fuel products and asphalt from light and heavy crude oil originating from North Dakota and western Canada.

The refinery is responsible for the oversight of five storage and distribution terminals that are strategically located throughout the northern area of the United States. These terminals include: the Superior products terminal; the Duluth Terminal in Duluth, Minnesota, which has a storage capacity of 200,000 barrels; the Duluth Marine Terminal in Duluth, Minnesota which has a storage capacity of 14,000 barrels; the Rhinelander Terminal in Rhinelander, Wisconsin, which has a storage capacity of 166,000 barrels; and the Crookston Terminal in Crookston, Minnesota, which has a storage capacity of 156,000 barrels.

On April 26, 2018, the refinery experienced an incident while preparing for a major turnaround. Operations at the refinery remain suspended. An engineering contractor has been appointed to oversee design work and rebuild of the refinery. The rebuild will commence once design work is complete and permits are obtained. Operations are expected to resume in 2020.

Husky Energy Inc. | Annual Information Form 2018 | 20

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

Disclosure of Oil and Gas Activities

Operating Netback Analysis(1)

The following tables show the Company’s netback analysis by product and area:

	Year Ended	Three Months Ended
Average Per Unit Amounts	Dec 31, 2018	Dec 31, 2018	Sept 30, 2018	June 30, 2018	Mar 31, 2018
Company Total(2)
Sales volume (mboe/day)	299.2	304.3	296.7	295.5	300.4
Gross Revenue ($/boe)(3)	$41.50	$25.47	$50.44	$49.74	$40.87
Royalties ($/boe)	$3.30	$2.08	$4.24	$3.98	$2.98
Production and Operating Costs ($/boe)(3)	$14.00	$13.75	$14.68	$14.22	$13.33
Transportation Costs ($/boe)(4)	$0.22	$0.22	$0.22	$0.23	$0.19

Operating netback ($/boe)	$23.98	$9.42	$31.30	$31.31	$24.37

Light and Medium Crude Oil ($/bbl)
Canada - Western Canada
Gross Revenue(3)	$55.71	$28.75	$69.09	$70.51	$55.20
Royalties	$8.70	$4.97	$12.75	$9.08	$7.86
Production and Operating Costs(3)	$29.90	$27.22	$30.56	$32.82	$29.16

Operating netback	$17.11	($3.44)	$25.78	$28.61	$18.18

Canada - Atlantic Canada
Gross Revenue	$95.97	$83.41	$104.08	$101.67	$90.70
Royalties	$7.90	$7.35	$7.89	$10.92	$5.94
Production and Operating Costs	$27.21	$47.76	$25.22	$29.65	$17.51
Transportation Costs(4)	$3.01	$5.11	$2.77	$3.31	$2.02

Operating netback	$57.85	$23.19	$68.20	$57.79	$65.23

Canada - Total
Gross Revenue(3)	$83.71	$60.19	$93.84	$92.23	$82.08
Royalties	$8.15	$6.34	$9.31	$10.36	$6.41
Production and Operating Costs(3)	$28.03	$39.03	$26.79	$30.61	$20.34
Transportation Costs(4)	$2.09	$2.94	$1.96	$2.31	$1.53

Operating netback	$45.44	$11.88	$55.78	$48.95	$53.80

Heavy Crude Oil ($/bbl)
Canada - Total
Gross Revenue(3)	$39.26	$18.71	$50.09	$54.22	$32.80
Royalties	$3.89	$1.32	$5.70	$5.49	$2.89
Production and Operating Costs(3)	$27.96	$30.00	$30.77	$25.61	$25.96

Operating netback	$7.41	($12.61)	$13.62	$23.12	$3.95

Bitumen ($/bbl)
Canada - Total
Gross Revenue(3)(4)	$30.17	$5.42	$46.00	$44.41	$27.77
Royalties	$2.09	$0.56	$3.33	$2.73	$1.95
Production and Operating Costs(3)	$11.43	$11.09	$12.04	$11.10	$11.54

Operating netback	$16.65	($6.23)	$30.63	$30.58	$14.28

Husky Energy Inc. | Annual Information Form 2018 | 21

	Year Ended	Three Months Ended
Average Per Unit Amounts	Dec 31, 2018	Dec 31, 2018	Sept 30, 2018	June 30, 2018	Mar 31, 2018
Conventional Natural Gas ($/mcf)
Canada - Total
Gross Revenue(3)(5)	$1.79	$1.94	$1.38	$1.49	$2.38
Royalties(5)(6)	($0.12)	($0.05)	($0.09)	($0.17)	($0.16)
Production and Operating Costs(3)	$1.70	$1.37	$1.83	$1.92	$1.69

Operating netback	$0.21	$0.62	($0.36)	($0.26)	$0.85

China
Gross Revenue	$13.73	$13.85	$13.14	$13.96	$13.95
Royalties	$0.80	$0.86	$0.76	$0.82	$0.74
Production and Operating Costs	$0.77	$0.66	$0.81	$0.89	$0.71

Operating netback	$12.16	$12.33	$11.57	$12.25	$12.50

Indonesia(7)
Gross Revenue	$9.81	$9.76	$9.79	$9.82	$9.85
Royalties	$1.07	$1.09	$1.07	$1.07	$1.02
Production and Operating Costs	$1.67	$1.77	$1.66	$1.37	$1.98

Operating netback	$7.07	$6.90	$7.06	$7.38	$6.85

Total
Gross Revenue(3)	$6.64	$6.86	$6.15	$6.53	$7.03
Royalties	$0.29	$0.36	$0.30	$0.26	$0.23
Production and Operating Costs(3)	$1.36	$1.14	$1.46	$1.51	$1.33

Operating netback	$4.99	$5.36	$4.39	$4.76	$5.47

Natural Gas Liquids ($/bbl)
Canada - Total
Gross Revenue(3)	$35.71	$31.65	$36.37	$36.54	$38.76
Royalties	$9.58	$7.13	$8.43	$10.83	$12.26
Production and Operating Costs(3)	$9.97	$7.82	$11.17	$11.28	$9.72

Operating netback	$16.16	$16.70	$16.77	$14.43	$16.78

China
Gross Revenue	$72.77	$69.76	$76.13	$71.88	$73.60
Royalties	$4.21	$4.03	$4.28	$4.42	$4.14
Production and Operating Costs	$4.59	$3.95	$4.86	$5.36	$4.28

Operating netback	$63.97	$61.78	$66.99	$62.10	$65.18

Indonesia(7)
Gross Revenue	$95.67	$96.83	$95.61	$98.37	$87.53
Royalties	$14.96	$15.15	$15.03	$15.16	$13.72
Production and Operating Costs	$10.04	$10.65	$9.95	$8.20	$11.86

Operating netback	$70.67	$71.03	$70.63	$75.01	$61.95

Total
Gross Revenue(3)	$55.72	$53.36	$60.08	$54.13	$55.03
Royalties	$8.19	$6.88	$8.13	$8.90	$9.08
Production and Operating Costs(3)	$8.00	$6.69	$8.80	$8.93	$7.65

Operating netback	$39.53	$39.79	$43.15	$36.30	$38.30

(1)

The operating netback includes results from Upstream Exploration and Production and excludes results from Upstream Infrastructure and Marketing. Operating netback is a non-GAAP measure. Refer to the Reader Advisories for further details.

(2)	Includes associated co-products converted to boe and mcf.
(3)	Transportation expenses have been deducted from both gross revenue and production and operating costs to reflect the actual price received at the oil and gas lease.
(4)	Includes offshore transportation costs shown separately from price received.
(5)	Includes sulphur sales revenues/royalties.
(6)	Alberta Gas Cost Allowance reported exclusively as gas royalties.
(7)	Revenues and expenses related to the Husky-CNOOC Madura Ltd. joint venture are accounted for under the equity method for financial statement purposes.

Husky Energy Inc. | Annual Information Form 2018 | 22

Production History

	Year Ended	Three Months Ended
Average Gross Daily Production(1)	Dec 31, 2018	Dec 31, 2018	Sept 30, 2018	June 30, 2018	Mar 31, 2018
Canada - Western Canada
Light and Medium Crude Oil (mbbls/day)	9.4	9.6	9.9	9.0	9.1
Heavy Crude Oil (mbbls/day)	36.8	34.4	34.6	38.5	39.7
Bitumen (mbbls/day)	124.2	132.9	117.3	123.2	123.2
Conventional Natural Gas (mmcf/day)	291.0	302.6	297.6	285.0	278.7
NGL (mbbls/day)	12.0	12.7	11.9	12.3	11.3
Canada - Atlantic
Light and Medium Crude Oil (mbbls/day)	21.4	13.0	23.8	20.7	28.4
China - Asia Pacific(2)
Conventional Natural Gas (mmcf/day)	184.8	197.0	181.9	180.3	179.7
NGL (mbbls/day)	8.4	9.3	8.4	7.7	8.2
Indonesia - Asia Pacific(3)
Conventional Natural Gas (mmcf/day)	31.2	38.0	40.0	28.7	18.6
NGL (mbbls/day)	2.5	2.8	4.2	1.8	1.0

Total Gross Production (mboe/day)	299.2	304.3	296.7	295.5	300.4

(1)	Total production volumes for 2018, for each product type, are set forth in the Reconciliation of Gross Proved Plus Probable Reserves table.
(2)	Reported production volumes include Husky’s working interest production from the Liwan Gas Project (49 percent).
(3)

Reported production volumes include Husky’s working interest production from the BD Project (40 percent). Revenues and expenses related to the Husky-CNOOC Madura Ltd. joint venture are accounted for under the equity method for consolidated financial statement purposes.

Producing and Non-Producing Wells(1)(2)(3)

	Oil Wells		Natural Gas Wells		Total
Producing Wells	Gross	Net	Gross	Net	Gross	Net
Canada
Alberta	1,712	1,507	1,975	1,406	3,687	2,913
Saskatchewan	2,678	2,596	88	86	2,766	2,682
British Columbia	—	—	121	121	121	121
Newfoundland	22	6	—	—	22	6

	4,412	4,109	2,184	1,613	6,596	5,722

International
China	—	—	10	5	10	5
Indonesia	—	—	4	2	4	2

	—	—	14	7	14	7

As at December 31, 2018	4,412	4,109	2,198	1,620	6,610	5,729

	Oil Wells		Natural Gas Wells		Total
Non-Producing Wells	Gross	Net	Gross	Net	Gross	Net
Canada
Alberta	1,733	1,598	1,159	931	2,892	2,529
Saskatchewan	4,100	3,937	213	192	4,313	4,129
British Columbia	—	—	11	9	11	9

As at December 31, 2018	5,833	5,535	1,383	1,132	7,216	6,667

(1)

The number of gross wells is the total number of wells in which the Company owns a working interest. The number of net wells is the sum of the fractional interests owned in the gross wells. Productive wells are those producing or capable of producing at December 31, 2018.

(2)

The above table does not include producing wells in which the Company has no working interest but does have a royalty interest. At December 31, 2018, the Company had a royalty interest in 885 wells, of which 481 were oil producers and 404 were gas producers.

(3)

For purposes of the table, multiple completions are counted as a single well. Where one of the completions in a given well is an oil completion, the well is classified as an oil well. In 2018, there were 1,054 gross and 952 net oil wells and 92 gross and 78 net natural gas wells that were completed in two or more formations and from which production is not commingled.

Husky Energy Inc. | Annual Information Form 2018 | 23

Of the 16 mmboe of Proved Developed Non-Producing reserves as of year-end 2018, approximately 10 mmboe are associated with wells drilled in 2018 that will be placed on production in 2019 and 2020. The remaining volumes are associated with optimization programs within existing fields scheduled over the next five years. Because the remaining capital is small relative to drilling and completion costs the associated reserves are considered developed. There are no other non-producing wells attributed with material reserves.

Properties with No Attributed Reserves

Unproved Acreage (thousands of acres)	Gross	Net
Western Canada
Alberta	3,340	2,819
Saskatchewan	628	609
British Columbia	201	160

	4,169	3,588
Northwest Territories and Arctic	552	521
Atlantic	2,058	1,094

	6,779	5,203
China	787	776
Indonesia	2,033	1,664
Taiwan	1,904	1,428

As at December 31, 2018	11,504	9,071

Where Husky holds interests in different formations under the same surface area pursuant to separate leases, the acreage for each lease is included in the gross and net amounts.

As at December 31, 2018, over the next 12 months, development rights to approximately 247 thousand net acres, or less than seven percent, of the Company’s net unproved acreage in Western Canada will be subject to expiry.

As at December 31, 2018, over the next 12 months, development rights to the 1,428 thousand net acres in Taiwan are subject to expiry. The Company is analyzing the 3-D survey from 2017 to identify potential drilling prospects and is evaluating options to extend the expiry to beyond 2019 or proceed to the exploration phase.

The Company has commitments totaling approximately $69 million related to exploration to be completed in Atlantic between 2022 and 2023. Not fulfilling commitments on a timely basis commonly triggers forfeiture of security deposits of 25 percent of unfulfilled commitments.

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

Husky Energy Inc. | Annual Information Form 2018 | 24

Abandonment and Reclamation Costs

There are no significant abandonment or reclamation costs, no unusually high expected development costs or operating costs and no contractual obligations to produce and sell a significant portion of production at prices substantially below those which could be realized but for those contractual obligations that have affected or that the Company reasonably expects to affect anticipated development or production activities on properties with no attributed reserves. For further information on abandonment and reclamation costs in respect of the Company’s properties, please refer to Note 16 of the Company’s audited consolidated financial statements for the year ended December 31, 2018.

Drilling Activity - Number of Wells Drilled

	Year Ended December 31, 2018
	Western Canada		Atlantic		China		Indonesia
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Exploration
Oil	2.0	2.0	1.0	0.7	3.0	3.0	—	—
Gas	4.0	4.0	—	—	—	—	—	—

	6.0	6.0	1.0	0.7	3.0	3.0	—	—

Development
Oil	194.0	180.0	1.0	0.7	—	—	—	—
Gas	27.0	25.0	—	—	—	—	—	—

	221.0	205.0	1.0	0.7	—	—	—	—

	227.0	211.0	2.0	1.4	3.0	3.0	—	—

Stratigraphic Test Wells	15.0	13.0	—	—	—	—	—	—
Service Wells	—	—	—	—	—	—	—	—

Costs Incurred

($ millions)	Total	Western Canada	Atlantic	Total Canada	China	Indonesia(1)
Property acquisition - Unproven	11	11	—	11	—	—
Property acquisition - Proven	34	34	—	34	—	—
Exploration	245	110	72	182	63	—
Development	2,446	1,310	963	2,273	150	23

2018	2,736	1,465	1,035	2,500	213	23

(1)	Capital expenditures related to the Husky-CNOOC Madura Ltd. joint venture are accounted for under the equity method for consolidated financial statement purposes.

Husky Energy Inc. | Annual Information Form 2018 | 25

Oil and Gas Reserves Disclosure

Overview

Husky’s oil and gas reserves are estimated in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook (“COGEH”), and the reserves data disclosed conforms with the requirements of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). All of Husky’s oil and gas reserves estimates are prepared by internal qualified reserves evaluation staff using a formalized process for determining, approving and booking reserves.

For the purposes of Husky’s NI 51-101 reserves disclosure in this year’s AIF, Sproule Associates Ltd. (“Sproule”), an independent firm of qualified reserves evaluators, was engaged to conduct a complete audit and review of 100% of Husky’s oil and gas reserves estimates. Sproule issued an audit opinion stating that Husky’s internally generated proved and probable reserves and net present values based on forecast and constant price assumptions are, in aggregate, reasonable, and have been prepared in accordance with generally accepted oil and gas engineering and evaluation practices as set out in the COGEH. Sproule has also this year executed the Form 51-101F2 attached as Appendix B to this AIF.

The Audit Committee of the Board of Directors has examined Husky’s procedures for assembling and reporting reserves data and other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has approved, on the recommendation of the Audit Committee, the content of Husky’s disclosure in this AIF of its reserves data and other oil and gas information.

Disclosure of Oil and Gas Information

Unless otherwise noted in this document, all provided reserves estimates have a preparation date of January 31, 2019 and an effective date of December 31, 2018 and are Husky’s total proved and probable reserves. Gross reserves or gross production are reserves or production attributable to Husky’s working interest prior to deduction of royalties; net reserves or net production are reserves or production net of such royalties. Gross or net production reported refers to sales volume, unless otherwise indicated. Unless otherwise noted, production and reserves figures are stated on a gross basis. Unless otherwise indicated, oil and gas commodity prices are quoted after the effects of hedging gains and losses. Unless otherwise indicated, all financial information is in accordance with IFRS as issued by the International Accounting Standards Board. Note that the numbers in each column of the tables throughout this section may not add due to rounding.

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

Husky Energy Inc. | Annual Information Form 2018 | 26

Summary of Oil and Natural Gas Reserves

As at December 31, 2018

Forecast Prices and Costs

Canada

	Light & Medium Crude Oil (mmbbls)		Heavy Crude Oil (mmbbls)		Bitumen (mmbbls)		Total Oil (mmbbls)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved
Developed Producing	41.1	35.5	52.0	49.7	135.0	123.0	228.2	208.2
Developed Non-producing	0.6	0.5	0.7	0.6	6.8	6.3	8.0	7.4
Undeveloped	69.8	64.2	1.0	0.9	747.9	651.5	818.6	716.6

Total Proved	111.5	100.3	53.7	51.2	889.7	780.7	1,054.9	932.2
Probable	89.2	73.1	21.9	20.5	831.8	632.1	942.9	725.7

Total Proved Plus Probable	200.6	173.3	75.6	71.7	1,721.5	1,412.8	1,997.8	1,657.8

	Conventional Natural Gas (bcf)		Natural Gas Liquids (mmbbls)		Total (mmboe)
	Gross	Net	Gross	Net	Gross	Net
Proved
Developed Producing	771.0	674.0	37.0	27.1	393.7	347.6
Developed Non-producing	32.7	30.1	2.5	2.1	16.0	14.5
Undeveloped	484.5	454.5	6.9	6.0	906.3	798.4

Total Proved	1,288.1	1,158.6	46.3	35.2	1,315.9	1,160.5
Probable	462.9	425.9	10.7	8.4	1,030.7	805.1

Total Proved Plus Probable	1,751.0	1,584.5	57.0	43.7	2,346.7	1,965.6

China

	Light & Medium Crude Oil (mmbbls)		Heavy Crude Oil (mmbbls)		Bitumen (mmbbls)		Total Oil (mmbbls)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved
Developed Producing	—	—	—	—	—	—	—	—
Developed Non-producing	—	—	—	—	—	—	—	—
Undeveloped	—	—	—	—	—	—	—	—

Total Proved	—	—	—	—	—	—	—	—
Probable	—	—	—	—	—	—	—	—

Total Proved Plus Probable	—	—	—	—	—	—	—	—

	Conventional Natural Gas (bcf)		Natural Gas Liquids (mmbbls)		Total (mmboe)
	Gross	Net	Gross	Net	Gross	Net
Proved
Developed Producing	376.1	356.2	12.8	12.1	75.5	71.5
Developed Non-producing	—	—	—	—	—	—
Undeveloped	153.6	150.3	5.5	5.4	31.1	30.5

Total Proved	529.6	506.5	18.3	17.5	106.6	101.9
Probable	109.0	103.2	4.1	3.9	22.2	21.1

Total Proved Plus Probable	638.7	609.7	22.4	21.4	128.8	123.0

Husky Energy Inc. | Annual Information Form 2018 | 27

Indonesia

	Light & Medium Crude Oil (mmbbls)		Heavy Crude Oil (mmbbls)		Bitumen (mmbbls)		Total Oil (mmbbls)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved
Developed Producing	—	—	—	—	—	—	—	—
Developed Non-producing	—	—	—	—	—	—	—	—
Undeveloped	—	—	—	—	—	—	—	—

Total Proved	—	—	—	—	—	—	—	—
Probable	—	—	—	—	—	—	—	—

Total Proved Plus Probable	—	—	—	—	—	—	—	—

	Conventional Natural Gas (bcf)		Natural Gas Liquids (mmbbls)		Total (mmboe)
	Gross	Net	Gross	Net	Gross	Net
Proved
Developed Producing	152.7	112.6	6.1	4.7	31.5	23.4
Developed Non-producing	—	—	—	—	—	—
Undeveloped	101.0	69.1	—	—	16.8	11.5

Total Proved	253.7	181.8	6.1	4.7	48.3	34.9
Probable	91.5	50.1	1.7	0.5	16.9	8.9

Total Proved Plus Probable	345.1	231.8	7.7	5.2	65.3	43.8

Total

	Light & Medium Crude Oil (mmbbls)		Heavy Crude Oil (mmbbls)		Bitumen (mmbbls)		Total Oil (mmbbls)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved
Developed Producing	41.1	35.5	52.0	49.7	135.0	123.0	228.2	208.2
Developed Non-producing	0.6	0.5	0.7	0.6	6.8	6.3	8.0	7.4
Undeveloped	69.8	64.2	1.0	0.9	747.9	651.5	818.6	716.6

Total Proved	111.5	100.3	53.7	51.2	889.7	780.7	1,054.9	932.2
Probable	89.2	73.1	21.9	20.5	831.8	632.1	942.9	725.7

Total Proved Plus Probable	200.6	173.3	75.6	71.7	1,721.5	1,412.8	1,997.8	1,657.8

	Conventional Natural Gas (bcf)		Natural Gas Liquids (mmbbls)		Total (mmboe)
	Gross	Net	Gross	Net	Gross	Net
Proved
Developed Producing	1,299.7	1,142.8	55.8	43.9	500.7	442.5
Developed Non-producing	32.7	30.1	2.5	2.1	16.0	14.5
Undeveloped	739.1	674.0	12.4	11.4	954.2	840.4

Total Proved	2,071.4	1,846.8	70.7	57.4	1,470.8	1,297.4
Probable	663.4	579.2	16.4	12.8	1,069.9	835.0

Total Proved Plus Probable	2,734.8	2,426.0	87.1	70.2	2,540.7	2,132.4

Husky Energy Inc. | Annual Information Form 2018 | 28

Future Net Revenue Tables

Summary of Net Present Values of Future Net Revenue - Before Income Taxes and Discounted

As at December 31, 2018

Forecast Prices and Costs

Canada

	Before Income Taxes and Discounted at (%/year)					Unit Value Discounted at 10%
($ millions)	0%	5%	10%	15%	20%	($/boe)
Proved
Developed Producing	321.4	3,483.6	3,694.7	3,510.8	3,273.1	10.63
Developed Non-producing(1)	(1,068.6)	(559.3)	(334.4)	(219.2)	(153.6)	(23.08)
Undeveloped	19,758.6	9,137.0	5,067.3	2,930.0	1,628.8	6.35

Total Proved	19,011.3	12,061.3	8,427.6	6,221.6	4,748.3	7.26
Probable	35,304.5	15,561.8	9,098.9	6,081.8	4,375.9	11.30

Total Proved Plus Probable	54,315.8	27,623.1	17,526.5	12,303.5	9,124.2	8.92

(1)

In the Heavy Oil properties there are approximately 9,000 oil and gas wells with no reserves assigned that carry surface land, maintenance and property taxes that also form part of each non-producing property’s (that has reserves) operating costs. Accordingly, these costs have been included in the reserves reports in the Proved Developed Non-producing category.

China

	Before Income Taxes and Discounted at (%/year)					Unit Value Discounted at 10%
($ millions)	0%	5%	10%	15%	20%	($/boe)
Proved
Developed Producing	4,702.3	3,980.9	3,448.3	3,043.4	2,727.6	48.24
Developed Non-producing	—	—	—	—	—	—
Undeveloped	1,282.4	797.1	479.2	263.5	112.7	15.73

Total Proved	5,984.7	4,778.0	3,927.5	3,306.9	2,840.3	38.53
Probable	1,260.8	767.5	510.7	367.0	280.6	24.24

Total Proved Plus Probable	7,245.5	5,545.5	4,438.2	3,673.9	3,120.9	36.08

Indonesia

	Before Income Taxes and Discounted at (%/year)					Unit Value Discounted at 10%
($ millions)	0%	5%	10%	15%	20%	($/boe)
Proved
Developed Producing	602.0	501.5	428.8	374.6	333.0	18.30
Developed Non-producing	—	—	—	—	—	—
Undeveloped	348.4	284.1	234.5	195.4	164.0	20.35

Total Proved	950.4	785.6	663.3	570.0	497.1	18.98
Probable	416.5	270.5	183.2	128.6	93.1	20.68

Total Proved Plus Probable	1,366.9	1,056.1	846.5	698.6	590.2	19.32

Husky Energy Inc. | Annual Information Form 2018 | 29

Total

	Before Income Taxes and Discounted at (%/year)					Unit Value Discounted at 10%
($ millions)	0%	5%	10%	15%	20%	($/boe)
Proved
Developed Producing	5,625.7	7,965.9	7,571.9	6,928.9	6,333.7	17.11
Developed Non-producing(1)	(1,068.6)	(559.3)	(334.4)	(219.2)	(153.6)	(23.08)
Undeveloped	21,389.3	10,218.3	5,781.0	3,388.9	1,905.6	6.88

Total Proved	25,946.5	17,624.9	13,018.4	10,098.5	8,085.6	10.03
Probable	36,981.8	16,599.8	9,792.8	6,577.4	4,749.7	11.73

Total Proved Plus Probable	62,928.2	34,224.7	22,811.2	16,676.0	12,835.3	10.70

(1)

In the Heavy Oil properties there are approximately 9,000 oil and gas wells with no reserves assigned that carry surface land, maintenance and property taxes that are part of each non-producing property’s (that has reserves) operating costs. Accordingly, these costs have been included in the reserves reports in the Proved Developed Non-producing category.

Husky Energy Inc. | Annual Information Form 2018 | 30

Summary of Net Present Values of Future Net Revenue - After Income Taxes and Discounted

As at December 31, 2018

Forecast Prices and Costs

Canada

	After Income Taxes and Discounted at (%/year)
($ millions)	0%	5%	10%	15%	20%
Proved
Developed Producing	215.4	2,496.4	2,640.6	2,503.7	2,330.6
Developed Non-producing(1)	(780.1)	(409.0)	(245.3)	(161.5)	(113.9)
Undeveloped	14,093.8	6,297.9	3,275.4	1,683.0	717.0

Total Proved	13,529.2	8,385.4	5,670.7	4,025.1	2,933.7
Probable	25,415.5	11,090.9	6,423.2	4,254.2	3,034.0

Total Proved Plus Probable	38,944.6	19,476.2	12,093.9	8,279.3	5,967.7

(1)

In the Heavy Oil properties there are approximately 9,000 oil and gas wells with no reserves assigned that carry surface land, maintenance and property taxes that are part of each non-producing property’s (that has reserves) operating costs. Accordingly, these costs have been included in the reserves reports in the Proved Developed Non-producing category.

China

	After Income Taxes and Discounted at (%/year)
($ millions)	0%	5%	10%	15%	20%
Proved
Developed Producing	3,523.8	2,984.1	2,585.9	2,283.5	2,047.7
Developed Non-producing	—	—	—	—	—
Undeveloped	955.6	566.7	310.7	136.4	14.3

Total Proved	4,479.4	3,550.8	2,896.6	2,419.9	2,062.0
Probable	945.2	575.4	382.9	275.2	210.6

Total Proved Plus Probable	5,424.5	4,126.1	3,279.5	2,695.1	2,272.5

Indonesia

	After Income Taxes and Discounted at (%/year)
($ millions)	0%	5%	10%	15%	20%
Proved
Developed Producing	465.8	399.7	350.3	312.3	282.3
Developed Non-producing	—	—	—	—	—
Undeveloped	252.3	206.6	170.9	142.5	119.5

Total Proved	718.1	606.3	521.2	454.8	401.9
Probable	251.6	162.5	109.2	75.8	54.1

Total Proved Plus Probable	969.7	768.8	630.4	530.7	456.0

Total

	After Income Taxes and Discounted at (%/year)
($ millions)	0%	5%	10%	15%	20%
Proved
Developed Producing	4,204.9	5,880.1	5,576.9	5,099.5	4,660.6
Developed Non-producing(1)	(780.1)	(409.0)	(245.3)	(161.5)	(113.9)
Undeveloped	15,301.8	7,071.2	3,757.0	1,961.9	850.8

Total Proved	18,726.7	12,542.4	9,088.5	6,899.9	5,397.6
Probable	26,612.2	11,828.7	6,915.3	4,605.2	3,298.6

Total Proved Plus Probable	45,338.9	24,371.1	16,003.8	11,505.1	8,696.2

(1)

In the Heavy Oil properties there are approximately 9,000 oil and gas wells with no reserves assigned that carry surface land, maintenance and property taxes that are part of each non-producing property’s (that has reserves) operating costs. Accordingly, these costs have been included in the reserves reports in the Proved Developed Non-producing category.

Husky Energy Inc. | Annual Information Form 2018 | 31

Total Future Net Revenue for Total Proved Plus Probable Reserves - Undiscounted

As at December 31, 2018

Forecast Prices and Costs

($ millions)	Revenue	Royalties	Operating Costs	Development Costs	Abandonment and Reclamation Costs	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Income Taxes
Canada
Total Proved	79,702.3	10,674.3	30,796.6	12,441.0	6,779.0	19,011.3	5,482.2	13,529.2
Total Proved Plus Probable	156,537.5	28,954.4	45,725.0	20,550.2	6,992.0	54,315.8	15,371.2	38,944.6

China
Total Proved	8,203.1	454.8	1,022.9	553.9	186.8	5,984.7	1,505.3	4,479.4
Total Proved Plus Probable	9,937.5	549.7	1,401.3	553.9	187.2	7,245.5	1,821.0	5,424.5

Indonesia
Total Proved	2,896.2	779.8	1,070.8	55.9	39.3	950.4	232.3	718.1
Total Proved Plus Probable	4,107.5	1,349.4	1,250.7	96.4	44.0	1,366.9	397.2	969.7

Total
Total Proved	90,801.6	11,909.0	32,890.3	13,050.8	7,005.1	25,946.5	7,219.8	18,726.7
Total Proved Plus Probable	170.582.5	30,853.6	48,377.0	21,200.5	7,223.2	62,928.2	17,589.4	45,338.9

Future Net Revenue by Product Type

As at December 31, 2018

Forecast Prices and Costs

	Future Net Revenue Before Income Taxes (discounted at 10%/year)(1)
	Canada		China		Indonesia		Total
	($ millions)	($/boe)	($ millions)	($/boe)	($ millions)	($/boe)	($ millions)	($/boe)
Total Proved
Light & Medium Crude Oil	342.6	2.09	—	—	—	—	342.6	2.09
Heavy Crude Oil	(221.4)	(4.21)	—	—	—	—	(221.4)	(4.21)
Bitumen	7,720.8	9.89	—	—	—	—	7,720.8	9.89
Total Oil	7,842.0	7.86	—	—	—	—	7,842.0	7.86
Conventional Natural Gas	585.6	3.59	3,927.5	38.53	663.3	18.98	5,176.4	17.24

Total Proved	8,427.6	7.26	3,927.5	38.53	663.3	18.98	13,018.4	10.03
Total Proved Plus Probable
Light & Medium Crude Oil	2,615.0	10.80	—	—	—	—	2,615.0	10.80
Heavy Crude Oil	125.5	1.70	—	—	—	—	125.5	1.70
Bitumen	13,743.0	9.73	—	—	—	—	13,743.0	9.73
Total Oil	16,483.5	9.54	—	—	—	—	16,483.5	9.54
Conventional Natural Gas	1,043.0	4.40	4,438.2	36.08	846.5	19.32	6,327.7	15.68

Total Proved Plus Probable	17,526.5	8.92	4,438.2	36.08	846.5	19.32	22,811.2	10.70

(1)	By-products, including solution gas, NGL and other associated by-products, are included in their main product group (natural gas or oil).

Husky Energy Inc. | Annual Information Form 2018 | 32

Pricing Assumptions

Except as noted below, the pricing assumptions disclosed in the following table were derived using the industry averages prescribed by McDaniel and Associates Consultants Ltd., Sproule Associates Limited and GLJ Petroleum Consultants Ltd. China and Indonesia gas prices are derived from the GSAs specific to each set of projects. For historical prices realized during 2018, see “Statement of Reserves Data and Other Oil and Gas Information – Disclosure of Oil and Gas Activities – Operating Netback Analysis”.

	Light Crude Oil			Medium Crude Oil	Heavy Crude Oil
	WTI (U.S. $/bbl)	Brent (U.S. $/bbl)	Edmonton (Cdn $/bbl)	Hardisty Bow River (Cdn $/bbl)	Lloyd Heavy API (Cdn $/bbl)
Historical
2018	64.77	70.97	69.31	52.33	39.33
Forecast
2019	58.58	65.92	67.30	52.61	43.92
2020	64.60	69.47	75.84	60.50	52.76
2021	68.20	71.65	80.17	66.60	59.10
2022	71.00	73.72	83.22	69.32	61.60
2023	72.81	75.58	85.34	71.25	63.39
2024	74.59	77.39	87.33	73.07	65.14
2025	76.42	79.27	89.50	75.08	66.99
2026	78.40	81.27	91.89	77.22	69.06
2027	79.98	82.88	93.76	78.89	70.60
2028	81.59	84.54	95.68	80.60	72.17
Thereafter	2.00%/yr	2.00%/yr	2.00%/yr	2.00%/yr	2.00%/yr

	Bitumen	Natural Gas	Natural Gas Liquids
	Hardisty WCS (Cdn $/bbl)	AECO (Cdn $/mmbtu)	Edmonton Propane (Cdn $/bbl)	Edmonton Butane (Cdn $/bbl)	Edmonton Condensate (Cdn $/bbl)
Historical
2018	49.82	1.53	27.25	33.29	78.95
Forecast
2019	51.55	1.88	26.13	27.32	70.10
2020	59.58	2.31	31.27	41.10	79.21
2021	65.89	2.74	34.58	49.28	83.33
2022	68.61	3.05	37.25	55.65	86.20
2023	70.53	3.21	38.73	57.92	88.16
2024	72.34	3.31	39.75	59.27	90.20
2025	74.31	3.39	40.76	60.77	92.43
2026	76.44	3.46	41.93	62.37	94.87
2027	78.10	3.54	42.84	63.65	96.80
2028	79.81	3.62	43.80	64.97	98.79
Thereafter	2.00%/yr	2.00%/yr	2.00%/yr	2.00%/yr	2.00%/yr

Husky Energy Inc. | Annual Information Form 2018 | 33

	Asia Pacific
	China	Indonesia
	Natural Gas (U.S. $/mcf)(1)	Natural Gas (U.S. $/mcf)(1)	Inflation rates(2)	Exchange rates(3)
Historical
2018	10.60	7.56	—	0.77
Forecast
2019	10.55	7.53	—	0.76
2020	11.33	6.98	2.00	0.78
2021	10.94	7.10	2.00	0.80
2022	9.87	7.25	2.00	0.80
2023	9.89	7.37	2.00	0.81
2024	9.89	7.54	2.00	0.81
2025	9.89	7.70	2.00	0.81
2026	9.89	7.83	2.00	0.81
2027	9.90	7.98	2.00	0.81
2028	9.93	8.10	2.00	0.81
Thereafter			2.00	0.84

(1)	Natural gas prices in China and Indonesia have been updated from the prior year values due to changes in exchange rates and are the volume weighted average based on the various GSAs.
(2)	Inflation rates represent a percentage for forecasting costs.
(3)	Exchange rates used to generate the benchmark reference prices are quoted in U.S. dollar to Canadian dollar.

Husky Energy Inc. | Annual Information Form 2018 | 34

Reconciliation of Gross Proved Reserves

	Light
	& Medium Crude Oil (mmbbls)	Heavy Crude Oil (mmbbls)	Bitumen (mmbbls)	Total Oil (mmbbls)	Conventional Natural Gas (bcf)	Natural Gas Liquids (mmbbls)	Total (mmboe)
Canada - Western Canada
End of 2017	24.6	63.8	747.4	835.8	1,174.1	41.4	1,073.0
Technical Revisions	(4.5)	2.1	8.3	5.9	4.0	2.3	8.9
Economic Factors	—	(3.4)	0.1	(3.2)	(9.7)	(0.1)	(5.0)
Acquisitions	—	—	2.2	2.2	8.4	0.3	3.9
Dispositions	(0.4)	(0.2)	—	(0.5)	(1.9)	—	(0.9)
Discoveries	0.1	—	—	0.1	0.1	—	0.1
Extensions & Improved Recovery	1.7	4.7	177.1	183.5	219.4	6.8	226.9
Production	(3.4)	(13.4)	(45.3)	(62.2)	(106.2)	(4.4)	(84.3)

End of 2018	18.2	53.7	889.7	961.6	1,288.1	46.3	1,222.6

Canada - Atlantic
End of 2017	96.8	—	—	96.8	—	—	96.8
Technical Revisions	(3.3)	—	—	(3.3)	—	—	(3.3)
Economic Factors	—	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—
Extensions & Improved Recovery	7.6	—	—	7.6	—	—	7.6
Production	(7.8)	—	—	(7.8)	—	—	(7.8)

End of 2018	93.3	—	—	93.3	—	—	93.3

China
End of 2017	—	—	—	—	397.9	14.0	80.3
Technical Revisions	—	—	—	—	45.6	1.9	9.5
Economic Factors	—	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—
Discoveries	—	—	—	—	153.6	5.5	31.1
Extensions & Improved Recovery	—	—	—	—	—	—	—
Production	—	—	—	—	(67.4)	(3.1)	(14.3)

End of 2018	—	—	—	—	529.6	18.3	106.6

Indonesia
End of 2017	—	—	—	—	264.0	6.9	50.9
Technical Revisions	—	—	—	—	1.1	—	0.2
Economic Factors	—	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—
Extensions & Improved Recovery	—	—	—	—	—	—	—
Production	—	—	—	—	(11.5)	(0.9)	(2.8)

End of 2018	—	—	—	—	253.7	6.1	48.3

Husky Energy Inc. | Annual Information Form 2018 | 35

	Light
	& Medium Crude Oil (mmbbls)	Heavy Crude Oil (mmbbls)	Bitumen (mmbbls)	Total Oil (mmbbls)	Conventional Natural Gas (bcf)	Natural Gas Liquids (mmbbls)	Total (mmboe)
Total
End of 2017	121.5	63.8	747.4	932.7	1,836.1	62.4	1,301.1
Technical Revisions	(7.7)	2.1	8.3	2.6	50.7	4.2	15.3
Economic Factors	—	(3.4)	0.1	(3.2)	(9.7)	(0.1)	(5.0)
Acquisitions	—	—	2.2	2.2	8.4	0.3	3.9
Dispositions	(0.4)	(0.2)	—	(0.5)	(1.9)	—	(0.9)
Discoveries	0.1	—	—	0.1	153.6	5.5	31.2
Extensions & Improved Recovery	9.3	4.7	177.1	191.1	219.4	6.8	234.5
Production	(11.3)	(13.4)	(45.3)	(70.0)	(185.1)	(8.4)	(109.2)

End of 2018	111.5	53.7	889.7	1,054.9	2,071.4	70.7	1,470.8

At December 31, 2018, the Company’s proved oil and gas reserves were 1,471 mmboe, up from 1,301 mmboe at the end of 2017. The Company’s 2018 reserves replacement ratio, defined as net additions of proved reserves divided by total production during the period, was 260 percent excluding economic revisions (255 percent including economic revisions).

Major changes to proved reserves in 2018 included:

•

Western Canada Extensions & Improved Recovery additions of 227 mmboe including 102 mmbbls in the Sunrise Energy Project from new locations as part of a full field optimized development plan, 63 mmbbls for two new Lloydminster thermal bitumen SAGD projects, and 43 mmboe in Ansell, Kakwa, North Blackstone, Wapiti and Wembley from new locations.

•	Discoveries included 154 bcf of conventional natural gas and 5 mmbbls of NGL for Liuhua 29-1 with the volumes transferred from probable reserves as Technical Revisions.

•

Strong Lloydminster thermal bitumen performance added 31 mmbbls which were offset by a reduction of 23 mmbbls at the Sunrise Energy Project as a result of applying a more conservative estimate of the recovery factor early in the fifty-year life of the field.

•	Atlantic Extensions & Improved Recovery include the addition of 8 mmbbls for the West White Rose Project transferred from probable as Technical Revisions.

•	Technical Revisions of 9 mmboe in China due to higher natural gas performance as a transfer from probable reserves.

•	Economic Factors include 4 mmboe associated with the shut-in of producing wells required because of the production curtailment implemented by the Government of Alberta.

Husky Energy Inc. | Annual Information Form 2018 | 36

Reconciliation of Gross Probable Reserves

	Light
	& Medium Crude Oil (mmbbls)	Heavy Crude Oil (mmbbls)	Bitumen (mmbbls)	Total Oil (mmbbls)	Conventional Natural Gas (bcf)	Natural Gas Liquids (mmbbls)	Total (mmboe)
Canada - Western Canada
End of 2017	6.5	21.8	861.8	890.0	422.5	7.5	967.9
Technical Revisions	(2.1)	(2.6)	(295.1)	(299.8)	(37.3)	(0.1)	(306.1)
Economic Factors	0.1	—	1.0	1.1	(4.0)	(0.1)	0.3
Acquisitions	—	—	0.5	0.5	2.1	0.1	1.0
Dispositions	(0.1)	—	—	(0.1)	(0.1)	—	(0.1)
Discoveries	0.1	—	—	0.1	—	—	0.1
Extensions & Improved Recovery	0.9	2.8	263.6	267.3	79.6	3.3	283.9
Production	—	—	—	—	—	—	—

End of 2018	5.4	21.9	831.8	859.1	462.9	10.7	946.9

Canada - Atlantic
End of 2017	99.4	—	—	99.4	—	—	99.4
Technical Revisions	(15.7)	—	—	(15.7)	—	—	(15.7)
Economic Factors	—	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—
Extensions & Improved Recovery	—	—	—	—	—	—	—
Production	—	—	—	—	—	—	—

End of 2018	83.8	—	—	83.8	—	—	83.8

China
End of 2017	—	—	—	—	214.0	7.6	43.2
Technical Revisions	—	—	—	—	(185.2)	(6.4)	(37.3)
Economic Factors	—	—	—	—	—	—	—
Acquisitions	—	—	—	—	80.3	2.9	16.3
Dispositions	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—
Extensions & Improved Recovery	—	—	—	—	—	—	—
Production	—	—	—	—	—	—	—

End of 2018	—	—	—	—	109.0	4.1	22.2

Indonesia
End of 2017	—	—	—	—	138.5	2.0	25.1
Technical Revisions	—	—	—	—	(47.0)	(0.4)	(8.2)
Economic Factors	—	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—
Extensions & Improved Recovery	—	—	—	—	—	—	—
Production	—	—	—	—	—	—	—

End of 2018	—	—	—	—	91.5	1.7	16.9

Husky Energy Inc. | Annual Information Form 2018 | 37

	Light
	& Medium	Heavy			Conventional	Natural Gas
	Crude Oil	Crude Oil	Bitumen	Total Oil	Natural Gas	Liquids	Total
	(mmbbls)	(mmbbls)	(mmbbls)	(mmbbls)	(bcf)	(mmbbls)	(mmboe)
Total
End of 2017	105.9	21.8	861.8	989.5	775.0	17.1	1,135.7
Technical Revisions	(17.7)	(2.6)	(295.1)	(315.4)	(269.5)	(6.9)	(367.3)
Economic Factors	0.1	—	1.0	1.1	(4.0)	(0.1)	0.3
Acquisitions	—	—	0.5	0.5	82.4	3.0	17.3
Dispositions	(0.1)	—	—	(0.1)	(0.1)	—	(0.1)
Discoveries	0.1	—	—	0.1	—	—	0.1
Extensions & Improved Recovery	0.9	2.8	263.6	267.3	79.6	3.3	283.9
Production	—	—	—	—	—	—	—

End of 2018	89.2	21.9	831.8	942.9	663.4	16.4	1,069.9

Major changes to probable reserves in 2018 included:

•

Western Canada Extensions & Improved Recovery additions of 284 mmboe including 246 mmbbls from new Sunrise Energy Project locations which were offset by negative Technical Revisions of 263 mmbbls for other locations no longer part of the optimized development plan.

•

Other Extensions and Improved Recovery include 17 mmbbls for two new Lloydminster thermal bitumen SAGD projects, and 16 mmboe for new locations in Ansell, Kakwa, Wembley and other fields. Other Technical Revisions include the transfer of 18 mmbbls to Proved reserves for the Lloydminster thermal bitumen SAGD projects due to strong performance.

•	The working interest in Liuhua 29-1 increased from 50 percent to 75 percent resulting in an acquisition of 16 mmboe.

•	Indonesia negative Technical Revisions of 8 mmboe were a result of a GSA not being finalized for one of the fields.

Husky Energy Inc. | Annual Information Form 2018 | 38

Reconciliation of Gross Proved Plus Probable Reserves

	Light
	& Medium Crude Oil	Heavy Crude Oil	Bitumen	Total Oil	Conventional Natural Gas	Natural Gas Liquids	Total
	(mmbbls)	(mmbbls)	(mmbbls)	(mmbbls)	(bcf)	(mmbbls)	(mmboe)
Canada - Western Canada
End of 2017	31.1	85.6	1,609.2	1,725.8	1,596.7	48.9	2,040.9
Technical Revisions	(6.5)	(0.5)	(286.8)	(293.8)	(33.3)	2.2	(297.2)
Economic Factors	0.2	(3.4)	1.1	(2.2)	(13.8)	(0.2)	(4.7)
Acquisitions	—	—	2.7	2.7	10.5	0.4	4.9
Dispositions	(0.4)	(0.2)	—	(0.7)	(1.9)	—	(1.0)
Discoveries	0.1	—	—	0.1	0.1	—	0.2
Extensions & Improved Recovery	2.6	7.5	440.7	450.8	298.9	10.1	510.8
Production	(3.4)	(13.4)	(45.3)	(62.2)	(106.2)	(4.4)	(84.3)

End of 2018	23.5	75.6	1,721.5	1,820.7	1,751.0	57.0	2,169.6

Canada - Atlantic
End of 2017	196.3	—	—	196.3	—	—	196.3
Technical Revisions	(18.9)	—	—	(18.9)	—	—	(18.9)
Economic Factors	—	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—
Extensions & Improved Recovery	7.6	—	—	7.6	—	—	7.6
Production	(7.8)	—	—	(7.8)	—	—	(7.8)

End of 2018	177.1	—	—	177.1	—	—	177.1

China
End of 2017	—	—	—	—	611.9	21.6	123.6
Technical Revisions	—	—	—	—	(139.6)	(4.6)	(27.8)
Economic Factors	—	—	—	—	—	—	—
Acquisitions	—	—	—	—	80.3	2.9	16.3
Dispositions	—	—	—	—	—	—	—
Discoveries	—	—	—	—	153.6	5.5	31.1
Extensions & Improved Recovery	—	—	—	—	—	—	—
Production	—	—	—	—	(67.4)	(3.1)	(14.3)

End of 2018	—	—	—	—	638.7	22.4	128.8

Indonesia
End of 2017	—	—	—	—	402.5	9.0	76.1
Technical Revisions	—	—	—	—	(45.9)	(0.4)	(8.0)
Economic Factors	—	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—
Extensions & Improved Recovery	—	—	—	—	—	—	—
Production	—	—	—	—	(11.5)	(0.9)	(2.8)

End of 2018	—	—	—	—	345.1	7.7	65.3

Husky Energy Inc. | Annual Information Form 2018 | 39

	Light
	& Medium Crude Oil	Heavy Crude Oil	Bitumen	Total Oil	Conventional Natural Gas	Natural Gas Liquids	Total
	(mmbbls)	(mmbbls)	(mmbbls)	(mmbbls)	(bcf)	(mmbbls)	(mmboe)
Total
End of 2017	227.4	85.6	1,609.2	1,922.1	2,611.1	79.5	2,436.8
Technical Revisions	(25.5)	(0.5)	(286.8)	(312.8)	(218.8)	(2.8)	(352.0)
Economic Factors	0.2	(3.4)	1.1	(2.2)	(13.8)	(0.2)	(4.7)
Acquisitions	—	—	2.7	2.7	90.8	3.4	21.2
Dispositions	(0.4)	(0.2)	—	(0.7)	(1.9)	—	(1.0)
Discoveries	0.1	—	—	0.1	153.7	5.5	31.2
Extensions & Improved Recovery	10.2	7.5	440.7	458.4	298.9	10.1	518.3
Production	(11.3)	(13.4)	(45.3)	(70.0)	(185.1)	(8.4)	(109.2)

End of 2018	200.6	75.6	1,721.5	1,997.8	2,734.8	87.1	2,540.7

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

Approximately 45 percent of Husky’s gross proved undeveloped reserves are assigned to the Sunrise Energy Project. Production from Phase I of the project started in March 2015, and wells will be drilled in the future to keep the plant at full capacity. Approximately 34 percent of Husky’s gross proved undeveloped reserves are assigned to 14 heavy oil thermal projects in the Lloydminster area that are classified as bitumen. Approximately eight percent of Husky’s gross proved undeveloped reserves are assigned to the liquids-rich Ansell area. Approximately five percent of Husky’s gross proved undeveloped reserves are assigned to the International area. Approximately seven percent of Husky’s gross proved undeveloped reserves are assigned to the West White Rose Project fields and were added in 2017 and 2018 with the sanctioning of the project by Husky and its partners.

Husky funds capital programs by cash generated from operating activities, cash on hand, equity issuances and short-term and long-term debt. Decisions on the priority and timing of developing the various proved undeveloped and probable undeveloped reserves , including decisions to defer development of proved undeveloped reserves beyond two years, are based on various factors including strategic considerations, changing economic conditions, changes to government regulations including the setting of production limits, technical performance, development plan optimization, facility capacity, pipeline constraints, and the size of the development program. The development opportunities are pursued at a pace dependent on capital availability and its allocation in accordance with Husky’s business plans. As at December 31, 2018, there were no material proved undeveloped reserves that have remained undeveloped for greater than five years, except as described below.

The Sunrise Energy Project proved undeveloped thermal bitumen reserves are scheduled to be developed and produced over the next 50 years to fully utilize the steam plant and processing capacity over the life of the current facilities. Similarly, the probable undeveloped bitumen reserves are scheduled to be developed and produced over the next 50 years which includes capital spending on facility debottlenecks, expansions and additions within the next five years. For the existing three Lloydminster thermal bitumen projects, one project is scheduled to start up in 2019, and two in 2020. Two new Lloydminster thermal bitumen projects received regulatory approval in early 2019 and are scheduled to be brought online in 2021 and 2022. The Lloydminster thermal bitumen proved and probable undeveloped locations and Tucker bitumen probable locations are scheduled to be developed over the next one to 20 years to utilize each of the project’s steam and processing capacities. The West White Rose Project is scheduled to have the first proved undeveloped reserves placed on production in 2022. The remaining proved and probable undeveloped locations are scheduled to be placed on production by 2028. Proved undeveloped reserves in Madura are scheduled to be brought on production in 2020. Proved undeveloped reserves for Liuhua 29-1 are scheduled to be brought on production in 2020. Ansell’s proved and probable undeveloped locations are scheduled to be developed over the next five and seven years, respectively, all in keeping with the the Company’s business plan for that project.

Husky Energy Inc. | Annual Information Form 2018 | 40

Proved Undeveloped Reserves

	Light & Medium Crude Oil (mmbbls)		Heavy Crude Oil (mmbbls)		Bitumen (mmbbls)		Total Oil (mmbbls)
	First	Total at	First	Total at	First	Total at	First	Total at
	Attributed	year-end	Attributed	year-end	Attributed	year-end	Attributed	year-end
2016	—	5.7	—	0.3	9.1	488.3	9.1	494.3
2017	61.8	60.8	—	—	136.9	585.0	198.7	645.9
2018	8.4	69.8	1.0	1.0	177.3	747.9	186.6	818.6

	Conventional		Natural Gas Liquids		Total
	Natural Gas (bcf)		(mmbbls)		(mmboe)
	First	Total at	First	Total at	First	Total at
	Attributed	year-end	Attributed	year-end	Attributed	year-end
2016	1.6	435.2	—	3.2	9.4	570.0
2017	71.9	451.6	1.0	3.6	211.6	724.7
2018	310.4	739.1	9.2	12.4	247.6	954.2

Probable Undeveloped Reserves

	Light & Medium		Heavy Crude Oil		Bitumen		Total Oil
	Crude Oil (mmbbls)		(mmbbls)		(mmbbls)		(mmbbls)
	First	Total at	First	Total at	First	Total at	First	Total at
	Attributed	year-end	Attributed	year-end	Attributed	year-end	Attributed	year-end
2016	11.8	133.7	—	0.1	1.3	1,234.0	13.1	1,367.7
2017	0.3	80.8	—	—	42.3	810.9	42.7	891.8
2018	0.7	71.2	1.9	2.2	265.6	778.4	268.2	851.8

	Conventional		Natural Gas Liquids		Total
	Natural Gas (bcf)		(mmbbls)		(mmboe)
	First	Total at	First	Total at	First	Total at
	Attributed	year-end	Attributed	year-end	Attributed	year-end
2016	48.1	345.4	0.4	3.4	21.5	1,428.7
2017	302.7	558.8	7.1	9.0	100.2	993.9
2018	139.0	472.2	4.9	7.8	296.2	938.3

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

There are no significant abandonment or reclamation costs, no unusually high expected development costs or operating costs and no contractual obligations to produce and sell a significant portion of production at prices substantially below those which could be realized but for those contractual obligations that have affected or that the Company reasonably expects to affect anticipated development or production activities on properties with reserves. For further information on abandonment and reclamation costs in respect of the Company’s properties, please refer to Note 16 of the Company’s audited consolidated financial statements for the year ended December 31, 2018.

Husky Energy Inc. | Annual Information Form 2018 | 41

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

The following table includes estimates of the forecasted costs of developing the Company’s proved and proved plus probable reserves as at December 31, 2018:

	Canada		China		Indonesia		Total
		Proved		Proved		Proved		Proved
		Plus		Plus		Plus		Plus
	Proved	Probable	Proved	Probable	Proved	Probable	Proved	Probable
	Reserves	Reserves	Reserves	Reserves	Reserves	Reserves	Reserves	Reserves
Year	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
2019	1,846.4	2,007.5	327.0	327.0	55.9	83.1	2,229.3	2,417.6
2020	1,597.6	1,787.5	226.8	226.8	—	13.3	1,824.4	2,027.6
2021	1,245.3	1,377.6	—	—	—	—	1,245.3	1,377.6
2022	693.9	844.9	—	—	—	—	693.9	844.9
2023	689.9	839.3	—	—	—	—	689.9	839.3
Remaining	6,367.9	13,693.5	—	—	—	—	6,367.9	13,693.5

Total	12,441.0	20,550.2	553.9	553.9	55.9	96.4	13,050.8	21,200.5

Production Estimates

Yearly Production Estimates for 2019

	Light &
	Medium Crude Oil	Heavy Crude Oil	Bitumen	Total Oil	Conventional Natural Gas	Natural Gas Liquids	Total
	(mbbls/day)	(mbbls/day)	(mbbls/day)	(mbbls/day)	(mmcf/day)	(mbbls/day)	(mboe/day)
Canada
Total Gross Proved	24.3	26.4	124.4	175.2	278.7	13.3	234.9
Total Gross Probable	5.6	2.1	7.1	14.9	35.7	2.1	22.9

Total Gross Proved Plus Probable	30.0	28.5	131.5	190.0	314.4	15.4	257.9

China
Total Gross Proved	—	—	—	—	187.0	7.7	38.9
Total Gross Probable	—	—	—	—	1.2	0.1	0.3

Total Gross Proved Plus Probable	—	—	—	—	188.1	7.8	39.1

Indonesia
Total Gross Proved	—	—	—	—	38.4	2.5	8.9
Total Gross Probable	—	—	—	—	—	0.1	0.1

Total Gross Proved Plus Probable	—	—	—	—	38.4	2.6	9.0

Total
Total Gross Proved	24.3	26.4	124.4	175.2	504.0	23.5	282.7
Total Gross Probable	5.6	2.1	7.1	14.9	36.9	2.3	23.3

Total Gross Proved Plus Probable	30.0	28.5	131.5	190.0	540.9	25.8	306.0

No individual property accounts for 20 percent or more of the estimated production disclosed.

Husky Energy Inc. | Annual Information Form 2018 | 42

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

To reinforce the Health, Safety and Environment Policy, Husky holds an annual summit for leaders, attended by members of the HS&E Committee and led by the Chief Executive Officer. During the summit, CEO awards are presented for the initiatives that demonstrate the highest level of operational integrity. Guest and internal speakers present on pertinent issues and the latest developments in the fields of operational integrity and corporate responsibility.

Husky is committed to upholding high standards of business integrity and seeks to deter wrongdoing and promote transparent, honest and ethical behaviour in all its business dealings. The Company has a Code of Business Conduct that sets out the standards employees, contractors, officers and directors are expected to meet. The policy includes sections on compliance with laws, avoidance of conflict of interest, proper record-keeping, political contributions, safeguarding company resources, fair competition, avoidance of bribery or other offerings of improper payments, guidelines on accepting payments and entertainment, and other matters. The Code of Business Conduct is available on the Husky website at www.huskyenergy.com.

Husky has established an anonymous and confidential online reporting tool and toll-free telephone numbers (the “Ethics Help Line”) for employees, contractors and other stakeholders to report perceived breaches of the Company’s Code of Business Conduct. The Ethics Help Line is hosted by EthicsPoint, an independent service provider. Information from submissions is captured and submitted anonymously to an Ethics Help Line committee made up of legal, audit, security, health, safety and environment, and human resources personnel.

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

Husky is committed to conducting business ethically and legally. A key component of this commitment is to comply with competition laws, the purpose of which is to preserve and promote a competitive market. The Company’s Competition Act Compliance Policy assists employees by providing relevant information about competition laws and guidelines to follow in order to ensure these laws are complied with and that any issues are handled appropriately.

Husky is an equal opportunity employer committed to an environment free of discrimination, harassment and violence and where respectful treatment is the norm. The Diversity and Respectful Workplace Policy applies to all employees and contractors.

As a responsible member of the communities in which it operates, Husky has a Community Investment Program that supports local charitable organizations. The Community Investment Policy provides guidance with the general goal of ensuring that contributions under the Community Investment Program are supported by a consistent and rigorous decision-making process and reflect Husky’s core corporate values and business strategy.

Husky has an External Scholarships and Educational Support Policy that encourages advanced education by providing financial assistance to qualified students pursuing studies at several post-secondary educational institutions, reinforcing Husky’s commitment to support the communities where it operates. The policy includes Husky’s Scholarships for Aboriginal Students which assists Aboriginal people in achieving greater career success by encouraging them to pursue an advanced education.

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

Husky Energy Inc. | Annual Information Form 2018 | 43

Husky is committed to ensuring health and safety at work. The ability of every employee or contractor to perform his or her particular job duties satisfactorily and safely is critical to Husky’s continued success. Husky recognizes that the use of illicit drugs and other mood-altering substances, and the inappropriate use of alcohol and medications, can have serious adverse effects on job performance and ultimately on the safety and well-being of employees, contractors, customers, the public and the environment. In light of this, and the safety-sensitive nature of Husky’s operations, the Alcohol and Drug Policy outlines the standards and expectations associated with alcohol and other drug use, consistent with Husky’s overall safety culture.

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

Husky Operational Integrity Management System

Husky’s Operational Integrity Management System (“HOIMS”) is a set of interrelated policies, aims, expectations and processes that provides a systematic way for the Company to identify, assess, and control health, safety and environmental (“HSE”) hazards and associated risks. Additionally, HOIMS establishes standards and procedures integral to safe operations and protecting the environment. Strong leadership, with adherence to HOIMS, delivers on Husky’s strategic operational integrity objectives and drives HSE performance.

The fundamental elements of HOIMS are:

Accountability

•	All personnel demonstrate accountability for operational integrity.

Occupational Health & Safety

•	Health and safety risks are effectively managed.

Risk Management

•	All hazards are identified, analyzed, and evaluated and associated risks are managed.

Emergency Management

•	Emergency response, business continuity, and security programs are implemented.

•	Husky is prepared to manage an emergency, business interruption, or security event.

Reliability & Integrity

•	Manage equipment and controls that are essential to reliability and integrity.

Training & Competency

•	Personnel are trained and competent to perform their role responsibilities.

Incident Management

•	Investigate and learn from incidents to improve operational integrity performance.

Environmental Stewardship

•	Responsibly manage our environmental impact.

Management of Change

•	Permanent, temporary, and emergency changes that impact operational integrity, and the risks associated with those changes, are managed.

Information Management

•	Operational integrity information is accurate and current.

•	The right people can access the right information at the right time.

Regulatory Compliance

•	Husky complies with regulatory requirements.

Project Delivery

•	Facilities are designed and built, and assets are developed, to meet operational integrity aims and expectations of HOIMS.

Supply Chain

•	Supplied services and materials meet Husky’s operational integrity requirements.

Assurance & Improvement

•	Learn from results to continually improve Husky’s processes, procedures, competencies and operational integrity performance.

Husky Energy Inc. | Annual Information Form 2018 | 44

Pipeline Integrity

Husky implements a life cycle risk-based Pipeline Integrity Management (“PIM”) program across all Husky owned and operated pipelines. The program is a framework that is supported by a suite of documents including but not limited to the Pipeline Operations and Maintenance Procedures Manual (“POMM”), which provides guidelines on the safe operation and maintenance of pipelines. Numerous processes are required and utilized throughout the pipeline lifecycle to ensure a proactive approach to managing the integrity, operations and maintenance of the pipelines.

Processes for the management of pipeline integrity include:

•

Risk management program: used to identify the integrity threats throughout the pipeline’s life cycle, and the risks associated with each threat. Appropriate measures are taken to address these risks and reduce them to as low a level as reasonably practicable.

•	Geotechnical program: to identify, monitor and mitigate potential impacts to pipelines from natural earth movements.

•	Engineering assessments: evaluate the fitness for service of pipelines when changes to design are made in order to proactively mitigate the risk to process safety.

•	Failure investigations: establish root cause of any failures and apply the learnings to improve integrity programs.

•	Annual pipeline integrity reviews: completed for all pipeline systems to review the effectiveness of integrity programs and where applicable make recommendations for improvement.

•

Training: Husky has a Learning Management System (“LMS”) which defines mandatory training requirements for all employees. Husky has a web-based PIM and POMM training program on LMS that is available for all employees involved in the operation and maintenance of pipelines.

•

Performance targets (number of incidents/1,000 km of pipeline) are set annually. Targets are tracked quarterly by the pipeline steering committee and immediate steps are taken to address any deficiencies.

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

Directly and through joint venture partnerships, Husky is a member of several industry associations that collaborate to identify and implement best practices on environmental performance. The International Petroleum Industry Environmental Conservation Association (“IPIECA”) produces guidelines that Husky uses to improve its operations and environmental practices, enhance its strategic planning and engage with regulators. In Canada, Husky is a member of both the upstream oil and gas industry association, the Canadian Association of Petroleum Producers (“CAPP”), and downstream industry association, the Canadian Fuels Association (“CFA”). Husky participates in technology research for energy efficiency and emissions reduction through membership and participation in the Petroleum Technology Alliance Canada (“PTAC”) and the Clean Resource Innovation Network (“CRIN”)

As an active member of the In-situ Water Technology Development Centre, Husky is developing new technologies to reduce water use and improve energy efficiency. Husky dedicates teams to solving water management challenges by leveraging expertise in hydrogeology, surface water aquatics, hydrology, water treatment and drilling waste management. Husky continues to pursue opportunities to conserve water, through alternative water sources and recycling of produced water. At the Tucker Thermal Project, produced water is recycled and make up water is sourced from saline, non-potable groundwater. The Sunrise Energy Project recycles produced water and supplements this with process-affected water, after it has been treated, from a nearby oil sands operation and lower quality non-saline groundwater that is in contact with bitumen to generate steam for oil recovery.

Ongoing remediation and reclamation work is occurring at approximately 3,000 well sites and facilities in western Canada. During 2018, Husky spent approximately $181 million on asset retirement obligations (“ARO”) in North America, and the Company expects to spend approximately $202 million in 2019 on ARO and environmental site closure activities in North America, including abandonment, decommissioning, reclamation and remediation.

Husky Energy Inc. | Annual Information Form 2018 | 45

Husky has also pioneered a program-based approach to asset retirement whereby all retirement activities are undertaken as a single program, greatly increasing the efficiency and effectiveness of the work. The Alberta Energy Regulator (“AER”) has embraced Husky’s approach, now referred to as “Area-Based Closure”, has used it as a template for all of industry to adopt where possible and has incorporated it into their closure regulations.

In Asia Pacific and in accordance with the provisions of the regulations of the People’s Republic of China, Husky has deposited funds into separate accounts restricted to the funding of future ARO. As at December 31, 2018, the Company had deposited funds of $128 million, which was classified as non-current liabilities.

The Company completed a review of its ARO provisions, including estimated costs and projected timing of performing the abandonment and retirement operations. The results of this review have been incorporated into the estimated liability as disclosed in Note 16 of the Company’s 2018 audited consolidated financial statements.

Husky has an ongoing environmental monitoring program at owned and leased retail locations and performs remediation where required. Husky also has ongoing monitoring programs at its downstream facilities, including refineries and the Upgrader.

Husky has several inactive facilities ranging from former refineries to retail locations. Management and remediation plans are prepared for these sites based on current and future land use.

As part of the Company’s review of proposed regulations that may affect its business and operations, the Company may, from time to time, prepare an internal analysis of the possible or expected impact of new regulations, which are subject to various uncertainties. It is not possible to predict with certainty the amount of additional investment in new or existing facilities required in the future for environmental protection or to address regulatory compliance requirements, such as reporting. Costs associated with levy payments for emerging climate change regulations may be significant. See “Risk Factors - Climate Change Regulations” for a description of the impact that climate change regulations may have on the Company.

Husky Energy Inc. | Annual Information Form 2018 | 46

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

Crude Oil and Natural Gas Production

During the first half of 2018, certain members of the Organization of Petroleum Exporting Countries (“OPEC”) and some key non-OPEC members voluntarily reduced production, which led to the increase of the global crude oil market benchmarks for the first half of 2018. However, towards the latter half of 2018, certain members of OPEC and some key non-OPEC members increased production as the global crude oil inventory decreased.

On December 7, 2018, OPEC and several non-OPEC members announced a production reduction of 1.2 mmbbls/day from their October 2018 production levels for six months beginning in January 2019. The cuts were in response to increasing evidence that oil markets could become oversupplied in 2019, which was evidenced in the recent price declines.(1)

In Canada, the western Canadian crude oil supply is forecasted to increase in the long term. In the Canadian Association of Petroleum Producers’ (“CAPP”) June 2018 publication, production in Canada was forecasted to increase from 4.2 mmbbls/day in 2017 to 6.2 mmbbls/day in 2035. The growth of Canada’s crude oil industry depends on new pipelines and new policies.(2)

The Alberta government has set province-wide mandatory oil production cuts in an attempt to rebalance the market. This curtailment became effective January 1, 2019, and is expected to continue through the end of the year. The provincial government is targeting to reduce production by 325,000 bbls/day for the first quarter of 2019, before adjusting volume targets for the remainder of the year(3).

Total U.S. natural gas inventories were 19 percent lower at the end of November 2018 than the five-year (2013 – 2018) average for the end of November. Natural gas production is forecasted to grow in 2019 by approximately eight percent from 2018 volumes.(1)

(1) “Short-Term Energy Outlook”, December 2018, U.S. Energy Information Administration

(2) “Crude Oil Forecast, Markets and Transportation”, June 2018, Canadian Association of Petroleum Producers

(3) “Protecting the value of our resources”, December 2018, Alberta Government Website

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

Global crude oil benchmarks strengthened in the first half of 2018 due to market rebalancing, but weakened towards the end of the year due to record levels of oil production from the world’s largest producers leading to increased global inventories, combined with uncertainties regarding future global demand. Furthermore, the WCS benchmark weakened towards the end of 2018 primarily due to an oversupply of Canadian crude oil resulting from continued transportation constraints. Consequently the WCS benchmark traded at a greater discount compared to other North American benchmarks. The price of West Texas Intermediate (“WTI”) averaged US

$64.77/bbl in 2018 compared to US$50.95/bbl in 2017. The price of Brent averaged US$70.97/bbl in 2018 compared to US$54.28/bbl in 2017. The price of WCS averaged US$38.46/bbl in 2018 compared to US$38.98/bbl in 2017.

In December of 2018, the Government of Alberta imposed an oil production curtailment order with the goal of raising the price of oil sold in Alberta during 2019.

Husky Energy Inc. | Annual Information Form 2018 | 47

Market Access(1)

The existing pipeline network servicing western Canada is operating at capacity and producers are relying more on rail to move incremental volumes. Pipelines are the preferred mode of transporting large volumes of crude oil for long distances over land, given the inherent economies of scale associated with pipelines.

In December of 2018, the Government of Alberta imposed an oil production curtailment order with the goal of raising the price of oil sold in Alberta during 2019. This reduced the economic motivation to export crude by rail or develop longer term market access strategies.

Currently, there is insufficient pipeline capacity originating in western Canada to transport crude oil out of the supply basin to meet the needs of producers. Both the Enbridge Mainline pipeline system and Trans Mountain pipeline continue to operate under apportionment, whereby the pipeline companies must reduce shippers’ nominated volumes to derive an aggregate amount which can be transported by the pipeline in accordance with its available capacity.

Only three major pipeline projects remain under active development following the cancellation of TransCanada’s Energy East pipeline project in October 2017. The combined capacity from Enbridge’s Line 3 Replacement project, Trans Mountain Corporation’s Trans Mountain Expansion, and TransCanada’s Keystone XL would equal 1.79 mmbbls/day.

Existing pipeline infrastructure to transport crude oil production is at capacity and it is uncertain when additional pipeline capacity will become available.

(1) “Crude Oil Forecast, Markets and Transportation”, June 2018, Canadian Association of Petroleum Producers.

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

Royalty rates as a percentage of gross revenues averaged eight percent in 2018 compared to seven percent in 2017. Royalty rates in Western Canada averaged nine percent in 2018, compared to seven percent in 2017, primarily due to higher WTI prices for the majority of 2018. Royalty rates in Atlantic averaged eight percent in 2018 compared to nine percent in 2017, primarily due to lower production combined with with higher eligible costs.

The Canadian federal corporate income tax rate was 15 percent in 2018 and 2017. Provincial rates ranged between 11 percent and 16 percent in both 2018 and 2017.

Other Jurisdictions

Royalty rates in Asia Pacific averaged seven percent in 2018, compared to six percent in 2017, primarily due to higher production from the BD Project which has higher royalty rates than the Liwan Gas Project.

Operations in the U.S. are subject to the U.S. federal tax rate of 21 percent and various state-level taxes. Operations in China are subject to the Chinese tax rate of 25 percent. Operations in Indonesia are subject to tax at a rate of 40 percent as governed by each project’s PSC.

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

Husky Energy Inc. | Annual Information Form 2018 | 48

Environmental Regulations

General

Oil and natural gas operations are subject to environmental regulations pursuant to a variety of federal, provincial, state and local laws and regulations, as well as international conventions (collectively, “environmental regulations”).

Environmental regulations impose, among other things, restrictions, liabilities and obligations in connection with the generation, handling, storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances to the environment, including emissions of greenhouse gases (“GHGs”). Environmental regulations also require that wells, facilities and other properties associated with Husky’s operations be constructed, operated, maintained, abandoned and reclaimed in compliance with pertinent regulatory requirements. In addition, certain types of operations, including exploration and development projects and significant changes to certain existing projects, may require the submission and approval of environmental impact assessments.

Some examples of potential new or enhanced regulations, and impacts of possible changes, include:

•	conventional air pollutant and GHG emission regulations and mandatory reductions in jurisdictions where the Company has operations.

•	calculation and regulation of carbon intensity of fuels, including transportation fuels.

•	fuel reformulation and substitution to support reduced GHG emissions.

•

managing air pollutant emissions at equipment and facility levels with the general goal of ensuring compliance with increasingly more stringent ambient air quality standards and air pollutant regulations.

•	potential for restrictive operating policies on development in areas of value to species at risk.

•	increased restrictions on freshwater licensing and on activities in fish bearing water courses.

•	enhanced groundwater and surface water monitoring.

•	enhanced water discharge criteria.

•	increased restrictions on waste water disposal.

•	enhanced water recycle criteria.

•	enhanced water crossing monitoring and reporting requirements.

•	enhanced requirements for environmental assessment, including the potential for more projects to require assessments, longer review times and additional information requirements.

•	water management for hydraulic fracturing.

•	wetland compensation.

•	induced seismicity.

•	feedstock and product transportation by rail, pipeline and roadway.

•	pipeline integrity management.

•	remediation regulation.

•	reclamation criteria.

•	land use.

•	measurement requirements for oil and gas operations.

Water

Numerous regulations are imposed on Husky’s operations with the general goal of ensuring surface water and fresh groundwater resources are protected. Guidelines cover the following:

•	oil and gas well, pipeline and facility offsets from fresh surface water courses and domestic water wells.

•	drilling fluids, well construction materials and methods to isolate fresh groundwater aquifers from resource exploration, extraction and disposal activities.

•	baseline domestic water well testing practices.

•	downhole offsets for completions operations, ensuring isolation from fresh groundwater aquifers, with specific risk mitigation expectations for hydraulic fracturing.

•	monitoring of fresh groundwater aquifers and wetlands at major operating facilities.

•	monitoring of assets that cross fish bearing streams ensuring passage is unrestricted.

•	water discharge criteria for onshore and offshore facilities.

•	fluid transport, handling and storage.

•	process water recycling targets.

Water withdrawals are regulated in Husky’s operating jurisdictions with the goal of minimizing impacts to freshwater resources. Husky has reporting requirements relating to most licensed freshwater withdrawals. Policies dictate water source selection and management. Water withdrawals are further governed by local watershed and/or industry water management plans.

Husky Energy Inc. | Annual Information Form 2018 | 49

Husky recognizes the importance of water security to the success of its operations and engages in dialogue on proposed regulatory changes, both directly and through industry associations. Husky believes it is sufficiently prepared to comply with new water regulations. Husky has a Corporate Water Standard that mandates Water Risk Assessments and Water Management Plans for its facilities, which include consideration of regulatory risks. The purpose of these Water Risk Assessments is to try to identify and mitigate these risks. Water Risk Assessments consider both known proposed water regulations and possible future regulations (not currently proposed). Husky has realized financial impacts due to regulation changes. Proposed and future regulation changes could also have financial impacts.

Migratory Birds

Canada’s oil and gas industry may affect migratory birds and bird habitat through land disturbance activities and operating practices (e.g., sludge ponds). Industry activities risk contravening the Migratory Bird Convention Act (Canada) (“MBCA”) and supporting legislation that prohibits the disturbance and destruction of migratory birds, their eggs and/or their nests. In 2016, the Environmental Enforcement Act (Canada) introduced a new fine regime that increased maximum fines up to $6 million, with all subsequent fines doubling, for corporations that are convicted under the MBCA. The Company’s U.S. operations are subject to similar requirements pursuant to the Migratory Bird Treaty Act. The Company has improved the protection of migratory birds through development of a Standard for Pre-Construction Migratory Bird Incidental Take Mitigation, as well as the preparation of a Bird Deterrent Guidance document to assist environmental staff and operators in the awareness and selection of the most appropriate deterrent systems for each facility. For Atlantic operations, in accordance with the Company’s permit from the Canadian Wildlife Service (“CWS”), the Company’s Seabird Handling Procedure provides guidance to personnel on how to handle birds that arrive on an installation. Oiled birds are cleaned and rehabilitated at the Company’s Seabird Recovery Centre in consultation with CWS.

Air and Climate Change

General

The current regulatory environment related to air emissions and climate policy is dynamic. The impacts of emerging policy are becoming clearer as various jurisdictions finalize and implement new regulations. Husky engages in consultations for the design of proposed regulations and supports efforts to harmonize regulations across jurisdictions, both directly with regulators and through industry associations. Risk associated with these regulations is discussed under “Risk Factors”.

Husky operates in many jurisdictions that regulate or have proposed to regulate air pollutants including GHG emissions. Air regulations include:

•	absolute and intensity-based emissions limits or targets.

•	market based frameworks.

•	equipment and/or facility level emission performance standards and reporting.

•	other regulatory measures including low carbon fuel and renewable fuel standards.

In 2017, Husky’s gross Scope 1 GHG emissions were 11,180,000 tCO2e. Scope 2 GHG emissions in that year were 2,221,000 tCO2e. The Company uses an internal GHG management framework to guide the process of integrating climate change into its business strategy. Elements of the GHG management framework that inform corporate business strategy include GHG inventory and quantification, GHG reporting and verification, an emissions reduction strategy and a regulatory policy system.

In addition to climate policy risk, the industry faces physical risks attributable to a changing climate. Husky operates in some of the harshest environments in the world, including offshore NL. Climate change is expected to increase the frequency of severe weather conditions including winds, flooding and variable temperatures, which are contributing to the melting of northern ice and increased iceberg activity. The Company has several policies in place to protect people, equipment and the environment in the event of extreme weather conditions and adverse ice conditions.

Husky is managing physical risk through engineering for 1:100-year weather events. The Company’s Atlantic business ice management program uses a range of resources, including a dedicated ice surveillance aircraft, as well as synergistic relationships with government agencies, including Environment and Climate Change Canada, the Coast Guard and Canadian Ice Service. Regular ice surveillance flights commence in February and continue until the risk has abated. In addition, Atlantic operators employ a series of supply and support vessels to actively manage ice and icebergs. These vessels are equipped with a variety of ice management tools, including towing ropes, towing nets and water cannons. The Company also maintains a series of ad-hoc relationships with contractors, allowing the quick mobilization of additional resources as required.

Husky recognizes the recommendations of the Financial Stability Board’s Task Force on Climate-related Financial Disclosures (“TCFD”). Husky voluntarily responds annually to the CDP Climate change questionnaire, which as of 2018 has fully adopted the TCFD recommendations.

Husky Energy Inc. | Annual Information Form 2018 | 50

International Climate Change Agreements

Canada, Indonesia and China are all signatories to the Paris Agreement drafted at the United Nations Framework Convention on Climate Change Conference of the Parties held in Paris, France in December 2015.

Canada has submitted a Nationally Determined Contribution to reduce GHG emissions by 30 percent below 2005 levels by 2030. Indonesia has pledged a 29 percent reduction below a “business as usual” baseline by 2030. China has pledged for total emissions to peak in 2030, but with reductions in emissions per unit GDP by 60-65 percent from 2005 levels.

There is a commitment to review and increase pledges every five years under the Paris Agreement.

On August 4, 2017, the U.S. submitted formal notice of intention to withdraw from the Paris Agreement; however, under the terms of the Paris Agreement, the U.S. will remain a party until approximately August 2020.

In November 2018 China and Canada signed a memorandum of understanding on climate change cooperation.

Canadian Federal Regulations

The Canadian federal government has begun addressing emissions from specific sectors of the economy, including working closely with the U.S. government on North American vehicle emissions standards. Canada has adopted renewable fuels regulations, requiring fuel producers and importers to have an average of at least five percent of their gasoline supply come from renewable sources (such as ethanol) and to have an average of at least two percent of their diesel supply come from renewable sources (such as bio-diesel).

In 2012, the Canadian Council of Ministers of the Environment agreed to implement a new Air Quality Management System (“AQMS”) to protect human health and the environment through the continuous improvement of air quality in Canada. AQMS includes three main components: Canadian Ambient Air Quality Standards (“CAAQS”); Base-Level Industrial Emissions Requirements (“BLIERs”); and the management of air quality through local air zones and regional airsheds.

CAAQS are the AQMS driver and set the bar for air quality management across the country. New standards for ozone and fine particulate matter for 2015 and 2020 were published in 2013. New CAAQS for sulphur dioxide for 2020 and 2025 were announced in 2016, and new CAAQS for nitrogen dioxide for 2020 and 2025 were published in 2017.

Under the BLIERs, three regulations and a guideline were developed within the AQMS. The first tranche of the Multi-Sector Air Pollutants Regulations was published in June 2016. These regulations have included three BLIERs developed under AQMS for the cement sector, reciprocating spark-ignited natural gas engines and non-utility boilers and heaters in industrial sectors. An emissions guideline under the Canadian Environmental Protection Act for stationary gas turbines was published in November 2017. Other sectors and air pollutants are expected to be added to the regulations in the future. For example, a ‘Code of Practice for the Management of Air Emissions from Pulp and Paper Facilities’ was published in July 2018.

The BLIERs pertaining to nitrogen oxides (“NOx”) emissions from boilers and heaters and NOx emissions from reciprocating engines in industrial facilities are applicable to the Company’s Canadian upstream and downstream oil and gas facilities, with the exception of the Prince George Refinery since a sector-specific Refining BLIER will be developed separately for petroleum refineries. The Boiler & Heater BLIER and Reciprocating Engine BLIER have introduced performance, design and monitoring standards for both existing and new equipment units, whereas the Stationary Gas Turbine BLIER has only introduced performance and design standards for new equipment.

On October 23, 2018, the Government of Canada announced the federal carbon pricing system would be implemented in part or in whole in Saskatchewan, Manitoba, Ontario and New Brunswick in 2019 as an element of the Pan Canadian Framework on Clean Growth and Climate Change. The remaining provinces and territories either elected to adopt the federal carbon pricing system or presented provincial policies that were deemed equivalent by the federal government. The federal carbon policy has two key elements: a carbon levy applied to fossil fuels ($20 per tonne starting on April 1, 2019 and increasing by $10 annually to $50 per tonne in 2022); and an output-based pricing system for industrial facilities emitting GHGs above 50,000 tonnes per year.

On December 20, 2018, the Government of Canada published the Regulatory Proposal for the Output-Based Pricing System (“OBPS”) Regulation under the Greenhouse Gas Pollution Pricing Act. The OBPS Regulatory Proposal includes draft sectorial Output-Based Standards, provisions pertaining to GHG emission quantification and reporting, as well as details on the administration process and content of verification reports. Stakeholder comments are accepted by February 15, 2019. Although final OBPS regulations will be published only in the summer of 2019, the regulatory requirements will be applied retroactively starting on January 1, 2019.

A federal Clean Fuel Standard (“CFS”) Discussion Paper was also released in February 2017. The CFS will be developed to achieve 30 megatonnes of annual reductions in GHG emissions by 2030 through requiring reductions in fuel carbon intensities based on a life-cycle analysis and will go beyond transportation fuels to include fuels used in industry and buildings. In December 2017, the CFS regulatory framework was published. Proposed regulations for liquid fuels are expected to be published in 2019. Consultations on the federal CFS are ongoing.

Husky Energy Inc. | Annual Information Form 2018 | 51

On December 20, 2018, the Government of Canada published the Regulatory Design Paper on the CFS. The CFS Regulatory Design Paper focuses on the liquid fuel stream regulations, and key design elements include a carbon intensity reduction of 10 g CO2/MJ (approximately 11 percent) by 2030 from a 2016 baseline. For liquid fuels, including transportation fuels, draft regulations are expected to be published in mid-2019 and final regulations in 2020 with coming into force in 2022. Stakeholder comments on the CFS Regulatory Design Paper are accepted by February 1, 2019, but CFS consultations will be ongoing.

The Government of Canada is committed to reducing methane emissions from the oil and gas sector by 40 percent to 45 percent below 2012 levels by 2025. Final methane reduction regulations for the upstream oil and gas industry were published on April 26, 2018. Emission sources subject to these regulations include venting from wells and batteries (including associated gas at oil facilities), storage tanks, pneumatic devices, well completions, compressors and fugitive equipment leaks. Final regulations apply to new and existing sources, with the first requirements expected to come into force as early as 2020, and the remaining requirements by 2023.

Draft “Regulations Respecting Reduction in the Release of Volatile Organic Compounds (Petroleum Sector)” pertaining to the downstream oil and gas industry were published by the Government of Canada in May 2017. The regulations will require the implementation of comprehensive Leak Detection and Repair (“LDAR”) programs at refineries, upgraders and certain petrochemical facilities. These facilities will also be required to monitor the levels of certain volatile organic compounds at facility perimeters. The final regulations are targeted for publication in June 2019, with the fenceline monitoring requirements expected to be implemented starting in 2020 and the enhanced LDAR requirements coming into force in 2021.

Canadian Provincial Greenhouse Gas Regulations

In 2015, Alberta announced a major shift in its climate regulations through its Climate Leadership Plan. It includes four key areas in which the Government of Alberta is moving forward:

•	Phasing out emissions from coal-generated electricity and developing more renewable energy.

•	Implementing a new carbon price on GHG emissions.

•	A legislated oil sands emission limit.

•	Employing a new methane emission reduction plan.

As of January 1, 2018, large final emitters (“LFEs”), i.e., facilities that emit over 100,000 tonnes of CO2e per year, fall under the Carbon Competitiveness Incentive Regulation (“CCIR”) that employs output-based allocations to benchmark facilities against peers within the same industrial sector in the province. CCIR applies to Husky’s Tucker and Sunrise facilities.

As of January 1, 2018, Alberta increased its broad-based carbon levy to $30 per tonne. Emissions from the combustion of produced fuel at upstream oil and gas facilities emitting less than 100,000 tonnes of CO2e per year will be exempt from a fuel use levy until January 1, 2023, to allow time for these facilities to reduce methane emissions under provincial and federal methane regulations. Finally, total emissions from the oil sands will be capped at a maximum of 100 megatonnes in any year, with provisions for cogeneration and new upgrading capacity. The details of how this emissions limit will be implemented have not been finalized.

The AER is working collaboratively to develop and implement a regulatory framework that achieves the Government of Alberta’s methane emissions reduction outcome of 45 percent by 2025. Alberta has announced that it intends to reduce methane emissions from oil and gas operations using the following approaches:

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

•	On December 13, 2018, the AER released final methane regulations which are effective January 1, 2020.

In December 2017, the Government of Saskatchewan released “Prairie Resilience: A Made-In-Saskatchewan Climate Change Strategy” that includes the implementation of sector-specific output-based performance standards on facilities emitting more than 25,000 tonnes of CO2e per year. The draft “The Management and Reduction of Greenhouse Gases Amendment Act”, and various GHG regulations under the Act impose a carbon price (starting at $20 per tonne in 2019) on facilities that emit more than 25,000 tonnes of CO2e/year. These would include the Upgrader and Husky’s ethanol plant, and the Saskatchewan thermal plants. As part of the October 23, 2018 Government of Canada’s announcement on climate policy equivalency, the Province of Saskatchewan will have a carbon tax applied to fuel for all facilities under that threshold, which would include Husky’s Cold operations. Saskatchewan has launched a court case to challenge federal jurisdiction in imposing the carbon tax.

The Government of Saskatchewan has drafted the “Oil and Gas Emissions Management Regulations” that would apply to oil and gas operations with aggregated emissions exceeding 50,000 tonnes of CO2e per year. These regulations seek to reduce methane emissions from the oil and gas sector by setting target emission intensities for various regions within the province. The proposed regulations are intending to reduce provincial methane emission intensity by 45 percent by 2025.

Husky Energy Inc. | Annual Information Form 2018 | 52

In British Columbia, regulations established in 2008 target a provincial reduction in GHG emissions of at least 33 percent below 2007 levels by 2020 and 80 percent below 2007 levels by 2050. British Columbia had a $30 per tonne carbon tax from January 1 to March 31, 2018, which has been increased to $35 per tonne since April 1, 2018. Additionally, British Columbia has a Renewable and Low Carbon Fuel Requirements Regulation in place that requires a reduction in the allowable carbon intensities of transportation fuels, with penalties applied for intensities that do not meet targets.

The British Columbia government released its Climate Leadership Plan in August 2016. The 21 actions are targeted across major sectors of the economy, including annual reductions of up to five million tCO2e by 2050 in the oil and gas sector through a focus on methane emissions, carbon capture and storage, and electrification. The British Columbia government has committed to increasing the provincial price on carbon by $5 per tonne annually (starting in April 2018) to $50 per tonne in 2021.

British Columbia released its Clean BC strategy on December 5, 2018, which is the first part of a longer-term strategy and aims to allow the province to reach 75% of its 2030 GHG reduction target. Over the next 18 to 24 months, it is expected that British Columbia will identify additional reductions to help the province meet or exceed the remaining 25% of its 2030 goal. A new round of stakeholder engagement is expected to begin in 2019 to inform the next steps of Clean BC that focuses on key actions in the transportation, building, waste management, and clean industry sectors.

To achieve cleaner transportation, by 2020 British Columbia will require automakers to meet an escalating annual percentage of new light-duty zero-emission vehicle sales. By 2040, all new light-duty cars and trucks sold in the province must run on clean electricity. After 2025, new vehicles will be subject to increasing tailpipe emissions standards. By 2030, fuel suppliers will be required to reduce the carbon intensity of diesel and gasoline by 20%. British Columbia will also work with renewable fuel providers to increase new production of renewable fuels by 2030, and the province will also implement a minimum requirement for 15% renewable content in natural gas by 2030.

To incentivize cleaner industry, the Government of British Columbia has signed a Memorandum of Understanding (“MOU”) with the Business Council of British Columbia, setting out a framework to develop a low-carbon industrial strategy. The MOU commits both parties to keeping energy-intensive, trade-exposed industries competitive. The Clean BC strategy will also direct a portion of the carbon tax paid by industry into incentives for cleaner operations specifically designed for regulated large industrial operations.

The British Columbia Oil and Gas Commission is also developing regulations to reduce methane emissions in the upstream production of natural gas by 45% by 2025, and the province is planning to develop a regulatory framework for underground CO2 storage for both the natural gas sector and direct air capture.

On October 3, 2018, Manitoba announced it was canceling its carbon tax. As part of the October 23, 2018 announcement by the federal government, the federal carbon policy will apply in full in Manitoba. This will include the application of an output-based standard to the Company’s Minnedosa ethanol plant.

On July 3, 2018, Ontario canceled its cap and trade program. As part of the October 23, 2018 announcement by the federal government, the federal carbon policy will apply in full in Ontario. Ontario has launched a court case to challenge federal jurisdiction to impose the federal carbon policy.

On June 7, 2016 the “Management of Greenhouse Gas Act” passed in the House of the Assembly of Newfoundland and Labrador, establishing the legislative basis for a provincial industrial large emitters program and reporting regulations. The “Management of Greenhouse Gas Reporting Regulations” came into force on March 7, 2017. The Government of Newfoundland and Labrador, in consultation with industry, has developed and proposed GHG regulations for the offshore petroleum production sector to be incorporated by amendment to the “Management of Greenhouse Gas Act” and the Atlantic Accord. On October 23, 2018 the Government of Canada deemed the NL large emitter and fuel levy programs to price carbon as equivalent to Federal standards. Subsequently, Bill C-86 was entered into the House of Commons on October 29, 2018 to amend the Atlantic Accord to enable the C-NLOPB to manage the requirements of the provincial GHG reporting regulations in the offshore petroleum sector.

The performance-based regulation imposes carbon pricing (beginning at $20/tonne in 2019) on petroleum production facilities with GHG emissions exceeding 25,000 tonnes/year and Mobile Offshore Drilling Units (MODUs) with GHG emissions exceeding 15,000 tonnes/year. Beginning January 1, 2019, a levy of 4.42 cents per litre on gasoline and 5.37 cents per litre on diesel (both equivalent to $20/tonne) will be applied as part of the carbon tax. The provincial Gasoline and Diesel Tax will be adjusted with a goal of protecting economic competitiveness related to taxation (including carbon tax) of fuel products. The provincial carbon tax rates will only increase to match equivalent increases in carbon taxation programs in neighboring Atlantic provinces.

Husky Energy Inc. | Annual Information Form 2018 | 53

U.S. Greenhouse Gas Regulations

The U.S. does not have federal legislation establishing targets for the reduction of, or limits on, GHG emissions. However, the federal Environmental Protection Agency (“EPA”) has and may continue to promulgate regulations concerning the reporting and control of GHG emissions. Since 2010, the EPA’s Greenhouse Gas Reporting Program (“GHGRP”) requires any facility releasing more than 25,000 tonnes of CO2e emissions per year to report those emissions on an annual basis. In addition to reporting direct CO2e emissions, the GHGRP requires refineries to estimate the CO2e emissions from the potential subsequent combustion of the refinery’s products.

In May 2010, the EPA finalized the Greenhouse Gas Tailoring Rule. This rule “tailored” the Clean Air Act by phasing in permitting requirements for GHG emissions, including Best Available Control Technology (“BACT”) requirements for new and modified sources of air emissions emitting more than a threshold quantity of GHGs. In June 2014, the U.S. Supreme Court invalidated portions of the Tailoring Rule but upheld the EPA’s authority to require BACT for GHG emissions associated with sources that must obtain Prevention of Significant Deterioration permits based on their non-GHG emissions.

The EPA has not yet issued proposed or final GHG emissions standards for new or existing refineries but could do so in the future. The EPA has, however, issued GHG standards for oil and gas production operations, including hydraulic fracturing and these or similar regulations could affect refineries by indirect impacts on crude oil supplies and costs. These and other EPA regulations regarding GHG emissions are generally subject to judicial challenges and could be modified by regulatory actions or new legislation.

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

The RFS program is a national policy that requires a certain volume of renewable fuel to replace or reduce the quantity of petroleum-based transportation fuel. Obligated parties under the RFS program are refiners or importers of gasoline or diesel fuel. Compliance is achieved by blending renewable fuels into transportation fuels or by obtaining credits, called Renewable Identification Numbers (“RINs”) to meet an EPA-specified Renewable Volume Obligation (“RVO”). The RVOs set in November 2018 for calendar year 2019 were substantially higher for cellulosic biofuel (418 million gallons compared to 288 million gallons) and were similar or somewhat higher for other renewable categories. It is possible that advocacy groups will challenge the RVOs with the goal of forcing the EPA to establish more stringent RVOs.

The EPA calculates and establishes RVOs every year through rulemaking. The standards are converted into a percentage, and obligated parties must demonstrate compliance annually.

Abandonment Liability

The AER manages abandonment liability and the licence transfer process using the provisions of Directive 006: Licencee Liability Rating Program and Licence Transfer Process. Directive 006 is designed to prevent Alberta taxpayers from incurring costs to suspend, abandon, remediate and reclaim a well, facility or pipeline. Under the Licencee Liability Rating Program, each licencee is assigned a Liability Management Rating. The Liability Management Rating is the ratio of a licencee’s eligible deemed assets under the Licencee Liability Rating Program, the Large Facility Liability Management Program and the Oilfield Waste Liability Program to its deemed liabilities in these programs. The Liability Management Rating assessment is designed to assess a licencee’s ability to address its suspension, abandonment, remediation and reclamation liabilities. This assessment is conducted monthly and on receipt of a licence transfer application in which the licencee is the transferor or transferee.

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

As a result of the Redwater Energy Corp. (“Redwater”) bankruptcy court ruling released in May 2016, whereby the court found that receivers and trustees of AER licencees may selectively disclaim unprofitable assets (and their associated abandonment and reclamation obligations) under section 14.06 of the Bankruptcy and Insolvency Act (Canada), the AER and the Orphan Well Association developed regulatory measures to mitigate the liability impact of licencee’s abandonment, reclamation and remediation obligations falling back to the industry.

Consequently, as of June 2016 a condition of transferring existing AER licences, approvals and permits requires transferees to demonstrate that they have a liability management ratio (“LMR”) of 2.0 or higher immediately following the transfer. If the transfer of the licence does not improve the purchaser’s LMR to 2.0 (or higher), the purchaser can post a security deposit, address existing abandonment obligations or transfer some of its assets.

Husky Energy Inc. | Annual Information Form 2018 | 54

Like the AER, the Government of Saskatchewan has established an LMR rating of 1.0 as its threshold for providing a deposit. If a licencee’s LMR is less than 1.0, meaning the liability is greater than the deemed assets, that licencee will be required to submit a deposit to the Saskatchewan Ministry of Energy and Resources for the difference.

In response to the Redwater ruling, all licence transfer applications in Saskatchewan will be reviewed in detail, and the Ministry of Energy and Resources will consider relevant factors in calculating transfer deposit requirements. In addition to increased deposit requirements, The Ministry of Energy and Resources may incorporate additional conditions with licence transfer approvals which may impact the decision to proceed with certain transactions.

The Government of Saskatchewan intervened in the Alberta Court proceedings regarding Redwater’s bankruptcy with the general goal of ensuring their views were fully considered by the courts. The Saskatchewan Ministry of Justice has indicated opposition to any attempt by a receiver in Saskatchewan to renounce uneconomic oil and gas assets which are subject to the LMR program in Saskatchewan. The Saskatchewan ministry has stated that licence transfer applications in Saskatchewan will be considered non-routine as the Saskatchewan ministry will not be strictly relying on the standard LMR calculations in evaluating deposit requirements.

In January 2019, the Supreme Court of Canada’s ruling in Redwater was released, wherein the court held that abandonment and reclamation obligations of a debtor are binding on a Trustee, are not creditor claims nor claims provable in bankruptcy, and do not conflict with the general priority scheme in the Bankruptcy and Insolvency Act (Canada). The court ruled that the provincial regulatory regime can coexist with and apply alongside the Bankruptcy and Insolvency Act (Canada). The governments of Alberta and Saskatchewan have not yet made changes to the abandonment and reclamation obligations of licencees. Similarly, the Government of Canada has not yet made changes to the federal insolvency regime to account for the character and needs of Canada’s natural resource industries.

Hydraulic Fracturing

Hydraulic fracturing is a method of increasing well production by injecting fluid under high pressure down a well to crack the hydrocarbon bearing rock. In the case of water-based fractures, the fluid typically consists of water, sand and a relatively small amount of chemicals. This mixture flows into the cracks where the sand remains to keep the cracks open and enable natural gas or liquids to be recovered. Fracturing is designed so that the fracturing fluids can be produced back to the surface through the wellbore and are stored for reuse or future disposal in accordance with provincial regulations. The wells are designed and installed to provide multiple barriers protecting fresh groundwater aquifers from the fracturing process.

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

The use of each framework establishes approaches with the general goal of ensuring trends are identified and assessed, regional limits are not exceeded, and air, water and biodiversity remain healthy for the region’s residents and ecosystems during oil sands development. To date, the Biodiversity Framework under LARP has not been finalized.

The South Saskatchewan Regional Plan was approved by the Government of Alberta in 2014, and was subsequently amended in 2017, and covers the southern portion of Alberta, including some Husky Western Canada assets. The plan details Alberta’s long-term commitment to conservation, protection of watersheds, sustaining biodiversity and sensitive habitats.

Husky Energy Inc. | Annual Information Form 2018 | 55

Industry Collaboration Initiatives

Husky participates in industry associations and sustainability groups to better understand environmental, safety and social issues while benefitting from, and contributing to, industry innovation and good management practices.

Through Husky’s membership in Canada’s upstream industry association, CAPP, and the Canadian Fuels Association, which represents Canada’s refining and transportation fuels industry, and the American Fuels and Petrochemical Manufacturers which represents the U.S. refining and petrochemicals industry, the Company enhances its ability to identify and address potential policy and regulatory risks to its business and participates in advocacy related activity to reduce those risks. Husky participates on the CAPP Board of Governors, as well as various Executive Policy Groups and working level groups and committees that focus on areas of policy or regulation that have been identified as areas of interest or impact to Husky’s business. Similarly, Husky participates in the Canadian Fuels Association Board of Directors, Strategy & Planning Group, as well as various resource groups and national committees.

Husky is a member of IPIECA, the global oil and gas industry association for environmental and social issues and is participating in its Water Task Force and Climate Change Working Group as well as other topic-focused groups. The Company is also a member of Oil Spill Response Limited, an international industry-owned cooperative whose objective is to respond effectively to oil spills wherever in the world they may occur.

Husky also collaborates on water and carbon management and risk mitigation through involvement in industry initiatives and committees. As a member of the joint-industry Water Technology Development Centre and other joint-industry projects, Husky is committed to developing technologies that will reduce water and energy use for in-situ thermal bitumen operations.

Husky holds memberships with, or participates in, the following sustainability groups and industry associations: Alberta Industrial Fire and Emergency Management Association; Allen County Environmental Citizen’s Advisory Committee; Allen County Local Emergency Planning Committee; American Fuel and Petrochemical Manufacturers; Calgary Region Airshed Zone; CAAP; Canadian Brownfields Network; Canadian Fuels Association; Canadian Land Reclamation Association; Canadian Standards Association; Canadian Technical Asphalt Association; CDP; Center for Chemical Process Safety, an American Institute of Chemical Engineers Technological Community; China Offshore Environmental Services; China Offshore Oil Operation Safety Office Under Ministry of Emergency Management of the People’s Republic of China; China’s Marine Safety Administration; CHWMEG Inc.; Clean Resource Innovation Network; Clearwater Mutual Aid CO-OP; Conference Board of Canada - Council on Emergency Management; Devonian Aquifer Working Group - COSIA joint industry project; Earth Rangers; Eastern Canada Response Corporation; Edson Mutual Aid Committee; Emergency Response Assistance Canada; Energy Safety Canada; Environmental Services Association of Alberta; Environmental Studies Research Funds; Faster Forests - COSIA joint industry project; Foothills Research Institute - Grizzly Bear Program; Foothills Stream Crossing Partnership; Hardisty Mutual Aid Plan; Indonesian Petroleum Association; Industry Footprint Reduction Operations Group; International Oil & Gas Producers Association; Industrial Power Consumers Association of Alberta; IPIECA; Lakeland Industry and Community Association; Land Spill Emergency Program; Lima Area Security and Emergency Response Task Force; Lloydminster Emergency Preparedness Stakeholder Group; Mackenzie Delta Spill Response Corporation ; Ministry of Ecology and Environment of the People’s Republic of China; Monitoring Avian Productivity and Survivorship; Monitoring Priority Area - COSIA joint industry project; Mutual Aid Alberta; Natural Sciences and Engineering Research Council FlareNet Network; North Saskatchewan Watershed Alliance; Ohio Chemistry Technology Council; Ohio Manufacturer’s Association; Oil Sand Monitoring; Oil Spill Response Limited; One Ocean; Orphan Well Association; Ottawa River Coalition; Parkland Airshed Management Zone; Petroleum Research Newfoundland and Labrador; Petroleum Technology Alliance Canada; Prince George Air Improvement Roundtable; Prince George Industrial Mutual Aid Committee; Red Deer Air Quality Advisory Group (formerly PM 2.5 Response Advisory Committee); RM Wood Buffalo Mutual Aid Group; Saskatchewan Environmental Industry and Managers Association; Saskatchewan Industrial Energy Consumers Association; Saskatchewan Petroleum Industry Government Environmental Committee; Shawnee Industrial Neighbors Group; Strathcona District Mutual Assistance Emergency Response Assistance; Agreement; Superior Petroleum Partners; Transportation Community Awareness and Emergency Response; Water Technology Development Centre - COSIA joint industry project; Well Abandonment and Integrity Society; Western Canada Marine Response Corporation; Western Canadian Spill Services; Western Yellowhead Air Management Zone; Wood Buffalo Environmental Association.

Husky Energy Inc. | Annual Information Form 2018 | 56

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

Operational, Environmental and Safety Incidents

The Company’s businesses are subject to inherent operational risks with respect to safety and the environment that require continuous vigilance. The Company seeks to minimize these operational risks by designing and building its facilities and conducting its operations in a safe and reliable manner using HOIMS, an integrated management system that considers environmental requirements as well as process and occupational safety. Failure to manage the risks effectively could result in potential fatalities, serious injury, interruptions to activities or use of assets, damage to assets, environmental impact or loss of licence to operate. Enterprise risk management, emergency preparedness, business continuity and security policies and programs are in place for all operating areas and are adhered to on an ongoing basis. The Company, in accordance with industry practice, maintains insurance coverage against losses from certain of these risks. Nonetheless, insurance proceeds may not be sufficient to cover all losses, and insurance coverage may not be available for all types of operational risks.

Commodity Price Volatility

The Company’s results of operations and financial condition are dependent on the prices received for its refined products, crude oil, NGL and natural gas production. Lower prices for crude oil, NGL and natural gas could adversely affect the value and quantity of the Company’s oil and gas reserves. The Company’s reserves include significant quantities of heavier grades of crude oil that trade at a discount to light crude oil. Heavier grades of crude oil are typically more expensive to produce, process, transport and refine into high value refined products. Refining and transportation capacity for heavy crude oil and bitumen is limited and planned increases of North American heavy crude oil and bitumen production may create the need for additional heavy oil and bitumen refining and transportation capacity. Wider price differentials between heavier and lighter grades of crude oil could have a material adverse effect on the Company’s results of operations and financial condition, reduce the value and quantities of the Company’s heavier crude oil reserves and delay or cancel projects that involve the development of heavier crude oil resources. There is no guarantee that pipeline development projects or other transportation alternatives will provide sufficient transportation capacity and access to refining capacity to accommodate expected increases in North American heavy crude oil and bitumen production.

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

The Company’s natural gas production is currently located in Western Canada and Asia Pacific. Western Canada’s natural gas production is subject to North American market forces. North American natural gas supply and demand is affected by a number of factors including, but not limited to, the amount of natural gas available to specific market areas either from the wellhead of existing or accessible conventional or unconventional sources (such as from shale) or from storage facilities, technological developments, prevailing weather patterns, the U.S. and Canadian economies, the occurrence of natural disasters and pipeline restrictions.

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

Husky Energy Inc. | Annual Information Form 2018 | 57

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

Restricted Market Access and Pipeline Interruptions

The Company’s results of operations and financial condition depend upon the Company’s ability to deliver products to the most attractive markets. The Company’s results of operations could be materially adversely affected by restricted market access resulting from a lack of pipeline or other transportation alternatives to attractive markets as well as regulatory and/or other marketplace barriers. Interruptions and restrictions may be caused by the inability of a pipeline to operate, or they can be related to capacity constraints as the supply of feedstock into the system exceeds the infrastructure capacity. With growing oil production across North America and the limited availability of infrastructure to carry the Company’s products to the marketplace, oil and natural gas transportation capacity is expected to be restricted in the next few years. Restricted market access may potentially have a material adverse effect on the Company’s results of operations, financial condition and business strategy. Unplanned shutdowns and closures of its refineries or Upgrader may limit the Company’s ability to deliver product with a material adverse effect on sales and results of operations.

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

Major Project Execution

The Company manages a variety of oil and gas projects ranging from Upstream to Downstream assets across its global portfolio. The wide range of risks associated with project development and execution, as well as the commissioning and integration of new facilities with existing assets, can impact the economic viability of the Company’s projects. Project risks may result in extended stakeholder consultation, additional environmental assessments and public hearings which may delay necessary environmental and regulatory approvals. Project risks may also manifest through schedule delays, cost overruns and commodity price drops. Some risks can impact the Company’s safety and environmental records thereby negatively affecting the Company’s reputation and social license to operate.

Husky Energy Inc. | Annual Information Form 2018 | 58

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

Reserves Data, Future Net Revenue and Resource Estimates

The reserves data contained or referenced in this AIF represent estimates only. The accurate assessment of oil and gas reserves is critical to the continuous and effective management of the Company’s Upstream assets. Reserves estimates support various investment decisions about the development and management of oil and gas properties. In general, estimates of economically recoverable crude oil and natural gas reserves and the future net cash flow therefrom are based upon a number of variable factors and assumptions, such as product prices, future operating and capital costs, historical production from the properties and the effects of regulation by government agencies, including with respect to royalty payments, all of which may vary considerably from actual results. The Company uses all available information at the effective date of the evaluation and internal qualified reserves evaluators to prepare the reserves estimates. As required by NI 51-101, the Company obtains the opinion of an independent reserves auditor on the Company’s reserves. The audit covers more than 75 percent of the future net revenue discounted at 10 percent attributable to proved plus probable reserves with the remainder reviewed by the independent qualified reserves auditor. However, given the best technical information and evaluation techniques, all such estimates are still to some degree uncertain. All reserves estimates involve a degree of ambiguity and, at times, rely on indirect measurement techniques to estimate the size and recoverability of the resource. While new technologies have increased the accuracy of these techniques, there remains the potential for human or systemic error in recording and reporting the magnitude of the Company’s oil and gas reserves. Estimates of the economically recoverable oil and gas reserves attributable to any particular property or group of properties, and estimates of future net revenues expected therefrom, may differ substantially from actual results even though the total company reserves are shown to be reliable through the historical total company technical reserves revisions. The Company has a diverse portfolio of assets by product type, reservoir type and location which is a factor in mitigating specific property risks. Inaccurate appraisal of large project reservoirs could result in missed production, revenue and earnings targets and could have a material adverse effect on the Company’s reputation, investor confidence and ability to deliver on its growth business strategy.

Government Regulation

Given the scope and complexity of the Company’s operations, the Company is subject to regulations and interventions by governments at the federal, provincial, state and municipal levels in the countries in which it conducts its operations, development or exploratory activities. As these governments continually balance competing demands from different interest groups and stakeholders, the Company recognizes that the magnitude of regulatory risks has the potential to change over time. Changes in government policy, legislation or regulations could impact the Company’s existing and planned projects as well as impose costs of compliance and increase capital expenditures and operating expenses. Examples of the Company’s regulatory risks include, but are not limited to, uncertain or negative interactions with governments, uncertain energy policies, uncertain climate policies, uncertain environmental and safety policies, penalties, taxes, royalties, government fees, reserves access, limitations or increases in costs relating to the exportation of commodities, production restrictions, restrictions on the acquisition of exploration and production rights and land tenure, expropriation or cancellation of contract rights, limitations on control over the development and abandonment of fields and loss of licences to operate.

Husky Energy Inc. | Annual Information Form 2018 | 59

Environmental Regulation

Changes in environmental regulations could have a material adverse effect on the Company’s results of operations, financial condition and business strategy by requiring increased capital expenditures and operating costs or by impacting the quality, formulation or demand of products, which may or may not be offset through market pricing.

The Company anticipates further changes in environmental legislation could occur, which may result in stricter standards and enforcement, larger fines and liabilities, increased compliance costs and approval delays for critical licences and permits. See “Industry Overview – Environmental Regulations”.

Climate Change Regulation

Climate change regulations may become more onerous over time as governments implement policies to further reduce GHG emissions. As part of long range planning, the Company assesses future compliance costs associated with regulations of GHG emissions in its operations and the evaluation of future projects, based on the Company’s outlook for carbon pricing under current and pending regulations. The impact of recently announced regulations is being evaluated as provinces and the federal government finalize carbon pricing regulations. As these regulations continue to evolve, they could have a material adverse effect on the Company’s competitiveness, financial condition and results of operations through increased capital and operating costs and change in demand for refined products such as transportation fuels. The Company continues to monitor international and domestic efforts to address climate change, including international low carbon fuel standards and regulations and other emerging regulations in the jurisdictions in which the Company operates.

The Alberta Climate Leadership Plan began to be implemented in 2017. This plan includes an economy-wide carbon levy, rising to $30 per tonne in 2018 which applies to the Lloydminster Refinery, as well as a Carbon Competitiveness Incentive Regulation (“CCIR”) that manages emissions at LFEs including the Tucker Thermal Project and Sunrise Energy Project. Under the previous Specified Gas Emitters Regulation, which expired at the end of 2017, the Tucker Thermal Project generated over 500,000 tonnes of credits due to improved emission intensity performance. These credits are eligible to offset future compliance obligations under the CCIR. See “Industry Overview – Air and Climate Change – Canadian Provincial Greenhouse Gas Regulations”. These regulations are not anticipated to have a material impact over the duration of the Company’s five-year long-range plan. The CCIR is due for review in 2020, along with the federal carbon policy. Uncertainty regarding future regulations, including carbon price and the details of implementing the oil sands emission limit, make it difficult to predict the potential future impact on the Company.

In December 2017, the Government of Saskatchewan released “Prairie Resilience”a policy paper on climate change strategy in which it outlines multiple commitments across five areas designed to make Saskatchewan more resilient to the climatic, economic and policy impacts of climate change. As part of this strategy, the government developed output-based performance standards for large industrial emitters and a Climate Resilience Measurement Framework. The large industrial emitters regulations will apply to the Company’s Lloydminster Upgrader and ethanol plant and Saskatchewan thermal projects to reduce emissions while considering the economic competitiveness of these sectors. The smaller facilities (emitting under 25,000 tonnes/year) will be exposed to the federal carbon levy. The cost impacts of this levy on the Company’s cold heavy oil production may be measurable. See “Industry Overview - Air and Climate Change - Canadian Provincial Greenhouse Gas Regulations”.

The cost of compliance with British Columbia’s $35 per tonne carbon tax (increasing to $40 on April 1, 2019) and the Renewable and Low Carbon Fuel Requirements Regulation may materially adversely affect the Company’s Prince George Refinery. Additionally, future regulations in support of British Columbia’s commitment under its Climate Leadership Plan are uncertain. See “Industry Overview – Air and Climate Change – Canadian Provincial Greenhouse Gas Regulations”.

The application of the federal carbon policy in Manitoba may significantly adversely affect the Company’s Minnedosa ethanol plant in Manitoba. See “Industry Overview – Air and Climate Change – Canadian Provincial Greenhouse Gas Regulations”.

The Newfoundland and Labrador performance-based regulation imposes a carbon price beginning at $20/tonne in 2019 and escalating to $50/tonne in 2022. The provincial Gasoline and Diesel Tax begins at $20/tonne and will be adjusted with a goal of Atlantic parity related to provincial taxation (including carbon tax) of fuel products. The carbon tax rates will only increase to match equivalent increases in carbon taxation programs in neighbouring Atlantic provinces. There are noted exemptions for exploration drilling and aviation fuels. However, the addition of this carbon tax to marine diesel will increase operating costs for the Company’s Atlantic region operation.

Husky Energy Inc. | Annual Information Form 2018 | 60

Within the mandate of the Pan-Canadian Framework on Clean Growth and Climate Change, in May 2017, the Government of Canada released a technical paper on the federal carbon policy introducing two key elements: a carbon levy applied to gas that the Company uses at its facilities as well as retail fuel ($20 per tonne starting in 2019 and increasing by $10 annually to $50 per tonne in 2022), and an output-based pricing system for industrial facilities emitting GHGs above 50,000 tonnes of CO2e per year. In December 2018, the Government of Canada published the Regulatory Design Paper on the CFS that focuses on the liquid fuel stream regulations. Draft CFS regulations are expected to be published in mid-2019 and final regulations in 2020, with the regulations expected to come into force in 2022. The impact of the CFS is still uncertain.

The Company’s U.S. refining business may be materially adversely affected by the implementation of the EPA’s climate change rules or, by future U.S. GHG legislation that applies to the oil and gas industry or the consumption of petroleum products and by other U.S. climate change statutes at the federal or state level or by regulations imposed by other federal agencies or at the state or local level. Such legislation or regulations could require the Company’s U.S. refining operations to significantly reduce emissions and/or purchase emission credits, thereby increasing operating and capital costs, and could change the demand for refined products which may have a material adverse effect on the Company’s financial condition and results of operations.

The U.S. RFS program, through the EPA-specified RVOs, requires refiners to add annually increasing amounts of renewable fuels to their petroleum products or to purchase RINs in lieu of such blending. See “Industry Overview - Air and Climate Change - U.S. Renewable Fuels Standard”. Due to regulatory uncertainty and in part due to the U.S. fuel supply reaching the “blend wall” (the 10 percent limit prescribed by most automobile warranties), the price and availability of RINs have been volatile.

The Company complies with the RFS program in the U.S. by blending renewable fuels manufactured by third parties and by purchasing RINs on the open market. The Company cannot predict the future prices of RINs and renewable fuel blendstocks, and the costs to obtain the necessary RINs and blendstocks could be material. The Company’s financial position and results of operations could be adversely affected if it is unable to pass the compliance costs on to its customers and if the Company pays significantly higher prices for RINs or blendstocks to comply with the RFS mandated standards.

Foreign Currency

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

The Company enters into short-dated foreign exchange contracts to fix the exchange rate for conversion of U.S. dollar denominated revenue to hedge against these potential fluctuations. The Company also designates its U.S. denominated debt as a hedge of the Company’s net investment in selected foreign operations with a U.S. dollar functional currency.

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

Husky Energy Inc. | Annual Information Form 2018 | 61

Liquidity

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

Credit Rating Risk

Credit ratings affect the Company’s ability to obtain both short-term and long-term financing and the cost of such financing. Additionally, the ability of the Company to engage in ordinary course derivative or hedging transactions and maintain ordinary course contracts with customers and suppliers on acceptable terms depends on the Company’s credit ratings. A reduction in the current rating on the Company’s debt by one or more of its rating agencies, particularly a downgrade below investment grade ratings, or a negative change in the Company’s ratings outlook could materially adversely affect the Company’s cost of financing and its access to sources of liquidity and capital. Credit ratings are intended to provide investors with an independent measure of credit quality of any issuer of securities. The credit ratings accorded to the Company’s securities by the rating agencies are not recommendations to purchase, hold or sell the securities in as much as such ratings do not comment as to market price or suitability for a particular investor. Any rating may not remain in effect for any given period of time or may be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant.

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

Husky Energy Inc. | Annual Information Form 2018 | 62

Climatic Conditions

Extreme climatic conditions may have material adverse effects on the Company’s financial condition and results of operations. Weather and climate affect demand, and therefore, the predictability of the demand for energy is affected to a large degree by the predictability of weather and climate. In addition, the Company’s exploration, production and construction operations, and the operations of major customers and suppliers, can be affected by extreme weather. This may result in cessation or diminishment of production, delay of exploration and development activities or delay of plant construction.

The Company operates in some of the harshest environments in the world, including offshore NL. Climate change may increase the frequency of severe weather conditions in these locations including winds, flooding and variable temperatures, which are contributing to the melting of northern ice and increased creation of icebergs. Icebergs off the coast of NL may threaten Atlantic oil production facilities, cause damage to equipment and possible production disruptions, spills, other asset damage and human impacts. The Company has in place a number of policies to protect people, equipment and the environment in the event of extreme weather conditions and ice melt conditions.

The Company’s Atlantic operations have a robust ice management program, which uses a range of resources including a dedicated ice surveillance aircraft, as well as synergistic relationships with government agencies including Environment and Climate Change Canada, the Coast Guard and Canadian Ice Service. Regular ice surveillance flights commence in February and continue until the risk has abated. In addition, Atlantic operators employ a series of supply and support vessels to actively manage ice and icebergs. These vessels are equipped with a variety of ice management tools including towing ropes, towing nets and water cannons. The Company also maintains a series of ad-hoc relationships with contractors, allowing the quick mobilization of additional resources as required. The Company regularly assesses all aspects of its ice management program in order to ensure that the program continues to evolve as more information about the characteristics of ice and icebergs in the Atlantic becomes available and as new technologies are developed. The Company continues to look at ways to improve its ability to predict and respond to sea ice and icebergs with ongoing research and development. Recent initiatives include the design and fabrication of modular, heavy weather nets with sensors and development of a Common Operating Picture on Husky’s contracted geographic information systems software module including ice flight information, location, drift models, and pack ice drift model runs. The Company now has a dedicated ice management room onshore, which mirrors the offshore and allows for real-time monitoring of field operations. Additional research and development activity related to ice management is continuing.

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

Husky Energy Inc. | Annual Information Form 2018 | 63

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

Aviation Incidents

The Company’s Offshore operations in Canada and China rely on regular travel by helicopter. A helicopter incident resulting in loss of life, facility shutdown or regulatory action could have a material adverse effect on the operations of the Company. This risk is managed through an aviation management process. Aviation Safety Reviews are conducted by third party specialist contractors to verify that helicopter service providers meet Husky and industry standards with respect to aviation safety. The reviews include evaluation of aircraft type, effectiveness of the safety and maintenance management systems and competency and training programs for critical roles in the operation of helicopters. Helicopters chartered to support Husky Offshore operations must be fit for service and as such are fitted with multiple redundant systems to address a wide range of potential in-flight emergencies. Additional measures specific to the Company’s challenging operating environments are specified in the Company’s design requirements including anti-icing and floatation systems effective for the maximum allowable sea height operating limits. Pilots are trained to address potential emergency situations through regular real-time and simulator training aligned with industry best practice.

Husky Energy Inc. | Annual Information Form 2018 | 64

HUSKY EMPLOYEES

The number of Husky’s permanent employees was as follows:

	As at December 31,
	2018	2017	2016
Number of permanent employees	5,157	5,152	5,150

DIVIDENDS

Dividend Amounts

The following table shows the aggregate amount of the dividends declared payable per share in respect of its last three years ended December 31, for the Company’s common shares, Series 1 Preferred Shares, Series 2 Preferred Shares, Series 3 Preferred Shares, Series 5 Preferred Shares and Series 7 Preferred Shares:

	2018	2017	2016
Dividends per Common Share	$0.450	$0.075	$—
Dividends per Series 1 Preferred Share	$0.60	$0.60	$0.73
Dividends per Series 2 Preferred Share	$0.74	$0.57	$0.42
Dividends per Series 3 Preferred Share	$1.13	$1.13	$1.13
Dividends per Series 5 Preferred Share	$1.13	$1.13	$1.13
Dividends per Series 7 Preferred Share	$1.15	$1.15	$1.15

Dividend Policy and Restrictions

The declaration and payment of dividends are at the discretion of the Board of Directors, which will consider earnings, commodity price outlook, future capital requirements and financial condition of Husky, the satisfaction of the applicable solvency test in Husky’s governing corporate statute, the Business Corporations Act (Alberta) and other relevant factors.

Common Share Dividends

On February 28, 2018, the Board of Directors reinstated the quarterly Common Share cash dividend of $0.075 per share. On July 26, 2018, the Board of Directors increased the quarterly Common Share cash dividend to $0.125 per share.

The Board of Directors has the ability to declare dividends in common shares or in cash. Quarterly dividends are declared in an amount expressed in dollars per common share and can be paid by way of issuance of a fraction of a common share per outstanding common share determined by dividing the dollar amount of the dividend by the volume weighted average trading price of the common shares on the principal stock exchange on which the common shares are traded. The volume weighted average trading price of the common shares is calculated by dividing the total value by the total volume of common shares traded over the five-trading-day period immediately prior to the payment date of the dividend on the common shares.

The Company’s dividend policy is reviewed on a regular basis and there can be no assurance that dividends will be declared or the amount of any future dividends.

Husky Energy Inc. | Annual Information Form 2018 | 65

Series 1 Preferred Share Dividends

Holders of Series 1 Preferred Shares were entitled to receive a cumulative quarterly fixed dividend, payable on the last day of March, June, September and December in each year, of 4.45 percent annually for the initial period ending March 31, 2016, as and when declared by the Board of Directors. Thereafter, the dividend rate will be reset every five years at a rate equal to the five-year Government of Canada bond yield plus 1.73 percent. Holders of Series 1 Preferred Shares had the right, at their option, to convert their shares into Series 2 Preferred Shares, subject to certain conditions, on March 31, 2016. In the first quarter of 2016, Husky announced it did not intend to exercise its right to redeem the Series 1 Preferred Shares on March 31, 2016. As a result, the holders of the Series 1 Preferred Shares had the right to choose to retain any or all of their Series 1 Preferred Shares and continue to receive an annual fixed rate dividend paid quarterly, or convert, on a one-for-one basis, any or all of their Series 1 Preferred Shares into Series 2 Preferred Shares, and receive a floating rate quarterly dividend. Holders of Series 1 Preferred Shares who retained their shares will receive the new fixed rate quarterly dividend applicable to the Series 1 Preferred Shares of 2.404 percent for the five-year period commencing March 31, 2016 to, but excluding, March 31, 2021. Effective March 31, 2016, Husky had 10,435,932 Series 1 Preferred Shares issued and outstanding. Holders of the Series 1 Preferred Shares will have the opportunity to convert their shares again on March 31, 2021, and on March 31 every five years thereafter as long as the shares remain outstanding.

Series 2 Preferred Share Dividends

Holders of the Series 2 Preferred Shares are entitled to receive a cumulative quarterly floating rate dividend, payable on the last day of March, June, September and December in each year, at a rate equal to the 90-day Government of Canada Treasury Bill yield plus

1.73 percent as and when declared by the Board of Directors. Effective March 31, 2016, Husky Energy had 1,564,068 Series 2 Shares issued and outstanding. Holders of the Series 2 Shares have the right, at their option, to convert their shares into Series 1 Preferred shares, subject to certain condition, on March 31, 2021, and on March 31 every five years thereafter as long as the shares remain outstanding.

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

Husky Energy Inc. | Annual Information Form 2018 | 66

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

Husky Energy Inc. | Annual Information Form 2018 | 67

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

Liquidity Summary

Overview

The following information relating to Husky’s current credit ratings is provided as it relates to Husky’s financing costs, liquidity and operations. Specifically, credit ratings affect Husky’s ability to obtain short-term and long-term financing and the cost of such financing. Additionally, the Company’s ability to engage in certain collateralized business activities on a cost effective basis depends on Husky’s credit ratings. A reduction in the current rating on Husky’s debt by one or more of its rating agencies, particularly a downgrade below investment grade ratings, or a negative change in Husky’s ratings outlook could adversely affect Husky’s cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings may affect Husky’s ability to enter, and the associated costs of entering, (i) into ordinary course derivative or hedging transactions, which may require Husky to post additional collateral under certain of its contracts if certain adverse events occur with respect to credit ratings, and (ii) into and maintaining ordinary course contracts with customers and suppliers on acceptable terms.

	Standard and Poor’s Rating Services (“S&P”)	Moody’s Investor Service (“Moody’s”)	Dominion Bond Rating Services Limited (“DBRS”)
Outlook/Trend	Stable	Stable	Stable
Senior Unsecured Debt	BBB	Baa2	A(low)
Series 1 Preferred Shares	P-3(high)		Pfd-2(low)
Series 2 Preferred Shares	P-3(high)		Pfd-2(low)
Series 3 Preferred Shares	P-3(high)		Pfd-2(low)
Series 5 Preferred Shares	P-3(high)		Pfd-2(low)
Series 7 Preferred Shares	P-3(high)		Pfd-2(low)
Commercial Paper			R-1(low)

Credit ratings are intended to provide investors with an independent measure of credit quality of any issuer of securities. The credit ratings accorded to Husky’s securities by the rating agencies are not recommendations to purchase, hold, or sell the securities in as much as such ratings do not comment as to market price or suitability for a particular investor. Any rating may not remain in effect for any given period of time or may be revised or withdrawn entirely by a rating agency in the future, if in its judgment, circumstances so warrant. The Company pays an annual fee to S&P, Moody’s and DBRS. Additionally, Husky pays a fee to credit rating agencies in order to receive a rating for debt or equity instruments upon issuance.

Moody’s

Moody’s long-term credit ratings are on a rating scale that ranges from Aaa (highest) to C (lowest). A rating of Baa2 by Moody’s is within the fourth highest of nine categories and is assigned to debt securities which are considered medium-grade (i.e., they are subject to moderate credit risk). Such debt securities may possess certain speculative characteristics. The addition of a 1, 2, or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Husky Energy Inc. | Annual Information Form 2018 | 68

S&P

Standard and Poor’s long-term credit ratings are on a rating scale that ranges from AAA (highest) to D (lowest). A rating of BBB by S&P is within the fourth highest of 10 categories and indicates that the obligation exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. The addition of a plus (+) or minus (-) designation after a rating indicates the relative standing within the major rating categories.

S&P began rating Husky’s Series 1 Preferred Shares and Series 2 Preferred Shares, Series 3 Preferred Shares, Series 5 Preferred Shares and Series 7 Preferred Shares on its Canadian preferred share scale on March 18, 2011, December 9, 2014, March 12, 2015 and June 17, 2015, respectively. Preferred share ratings are a forward-looking opinion about the creditworthiness of an issuer with respect to a specific preferred share obligation. There is a direct correspondence between the ratings assigned on the preferred share scale and S&P’s ratings scale for long-term credit ratings. According to S&P’s ratings system, a P 3 (high) rating on the Canadian preferred share rating scale is equivalent to a BB+ rating on the long-term credit rating scale. A rating of BB by S&P is within the fifth highest of 10 categories and indicates that the obligation is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions that could lead to the obligor’s inadequate capacity to meet its financial commitments on the issue.

DBRS

Dominion Bond Rating Service’s long-term credit ratings are on a rating scale that ranges from AAA (highest) to D (lowest). A rating of A (low) by DBRS is within the third highest of 10 categories and is assigned to debt securities considered to be of good credit quality. The capacity for payment of financial obligations is substantial, but of lesser credit quality than that of higher rated securities. Entities in the A category may be vulnerable to future events, but qualifying negative factors are considered manageable. The assignment of a “(high)” or “(low)” modifier within each rating category indicates relative standing within such category.

DBRS began rating Husky’s Series 1 Preferred Shares and Series 2 Preferred Shares, Series 3 Preferred Shares, Series 5 Preferred Shares and Series 7 Preferred Shares on its Canadian preferred share scale on March 18, 2011, December 9, 2014, March 12, 2015 and June 17, 2015, respectively. Preferred share ratings are meant to give an indication of the risk that an issuer will not fulfill its full obligations in a timely manner, with respect to both dividend and principal commitments. DBRS preferred share ratings range from Pdf 1 (highest) to D (lowest). According to the DBRS’ ratings system, preferred shares rated Pfd-2 are of satisfactory credit quality where protection of dividends and principal is still substantial, but earnings, the balance sheet and coverage ratios are not as strong as Pfd-1 rated companies.

DBRS began rating Husky’s commercial paper on September 4, 2014. Credit ratings on commercial paper are on a short-term debt rating scale that ranges from R-1 (high) to D1 representing the range of such securities rated from highest to lowest qualify. A rating of R-1 (low) by DBRS is the third highest of 10 categories and is assigned to debt securities considered to be of good credit quality. The capacity for the payment of short-term financial obligations as they become due is substantial with overall strength not as favourable as higher rating categories. Entities in this category may be vulnerable to future events, but qualifying negative factors are considered manageable. The R-1 and R-2 commercial paper categories are denoted by (high), (middle) and (low) designations.

Husky Energy Inc. | Annual Information Form 2018 | 69

MARKET FOR SECURITIES

Husky’s common shares, Series 1 Preferred Shares, Series 2 Preferred Shares, Series 3 Preferred Shares, Series 5 Preferred Shares, and Series 7 Preferred Shares are listed and posted for trading on the Toronto Stock Exchange (“TSX”) under the respective trading symbols “HSE”, “HSE.PR.A”, “HSE.PR.B”, “HSE.PR.C”, “HSE.PR.E” and “HSE.PR.G”. The Series 1 Preferred Shares began trading on the TSX on March 18, 2011. The Series 2 Preferred Shares began trading on the TSX on March 31, 2016. The Series 3 Preferred Shares began trading on the TSX on December 9, 2014. The Series 5 Preferred Shares began trading on the TSX on March 12, 2015. The Series 7 Preferred Shares began trading on the TSX on June 17, 2015.

The following table discloses the trading price range and volume of Husky’s common shares traded on the TSX during Husky’s financial year ended December 31, 2018:

	High	Low	Volume (000’s)
January	19.24	17.49	26,660
February	18.33	16.05	24,093
March	18.46	16.56	26,184
April	19.94	17.31	26,173
May	19.73	17.71	25,935
June	21.02	18.45	22,402
July	22.15	19.85	17,188
August	22.43	21.10	20,108
September	22.99	21.04	18,742
October	21.49	18.05	45,929
November	19.05	15.30	37,743
December	17.11	13.33	40,316

The following table discloses the trading price range and volume of the Series 1 Preferred Shares traded on the TSX during Husky’s financial year ended December 31, 2018:

	High	Low	Volume (000’s)
January	18.48	17.37	131
February	18.30	17.75	167
March	18.25	17.55	119
April	17.87	17.44	124
May	18.30	17.45	37
June	17.59	17.15	56
July	18.21	17.56	104
August	18.26	17.70	127
September	17.81	17.60	71
October	17.91	16.00	79
November	17.09	14.30	453
December	14.70	12.15	235

Husky Energy Inc. | Annual Information Form 2018 | 70

The following table discloses the trading price range and volume of the Series 2 Preferred Shares traded on the TSX during Husky’s financial year ended December 31, 2018:

	High	Low	Volume (000’s)
January	19.00	17.64	26
February	18.87	18.15	18
March	18.75	18.12	12
April	18.43	17.91	8
May	18.75	18.05	12
June	18.00	17.67	10
July	18.55	17.83	1
August	18.65	18.10	9
September	18.70	18.29	17
October	18.97	17.12	39
November	18.16	15.49	22
December	15.56	12.99	48

The following table discloses the trading price range and volume of the Series 3 Preferred Shares traded on the TSX during Husky’s financial year ended December 31, 2018:

	High	Low	Volume (000’s)
January	25.63	24.44	111
February	25.19	24.69	294
March	25.22	24.66	136
April	24.81	24.29	209
May	25.05	24.41	52
June	25.00	24.55	61
July	25.27	24.96	121
August	25.23	24.88	70
September	25.00	24.69	135
October	24.97	21.88	142
November	23.87	20.02	112
December	20.50	16.40	212

Husky Energy Inc. | Annual Information Form 2018 | 71

The following table discloses the trading price range and volume of the Series 5 Preferred Shares traded on the TSX during Husky’s financial year ended December 31, 2018:

	High	Low	Volume (000’s)
January	25.56	24.90	89
February	25.33	24.88	65
March	25.35	24.80	111
April	25.00	24.76	145
May	25.53	24.91	59
June	25.23	24.89	180
July	25.43	25.15	39
August	25.59	25.18	78
September	25.43	25.06	56
October	25.48	23.46	124
November	24.44	21.10	77
December	21.49	17.50	119

The following table discloses the trading price range and volume of the Series 7 Preferred Shares traded on the TSX during Husky’s financial year ended December 31, 2018:

	High	Low	Volume (000’s)
January	25.70	25.00	63
February	25.36	24.86	60
March	25.36	24.90	72
April	25.31	24.86	111
May	26.07	25.03	204
June	25.24	24.83	74
July	25.39	24.98	32
August	25.50	25.10	152
September	25.45	25.03	42
October	25.39	23.19	164
November	24.40	20.88	74
December	22.14	17.55	186

Husky Energy Inc. | Annual Information Form 2018 | 72

DIRECTORS AND OFFICERS

Directors

The following are the names and residences of the directors of Husky as of the date of this AIF, their positions and offices with Husky and their principal occupations for at least the five preceding years. Each director will hold office until the Company’s next annual meeting or until his or her successor is appointed or elected.

Name & Residence	Office or Position	Principal Occupation During Past Five Years
Li, Victor T. K. Hong Kong Special Administrative Region	Co-Chair of the Board Director since August 2000

Mr. Li is the Group Co-Managing Director of CK Hutchison Holdings Limited. He is also the Chairman and Managing Director of CK Asset Holdings Limited. He is also the Chairman and Executive Director of CK Infrastructure Holdings Limited and CK Life Sciences Int’l., (Holdings) Inc., a Non-Executive Director of Power Assets Holdings Limited and HK Electric Investments Manager Limited which is the trustee-manager of HK Electric Investments, and a Non-Executive Director and the Deputy Chairman of HK Electric Investments Limited.

Mr. Li is also the Deputy Chairman of Li Ka Shing Foundation Limited, Li Ka Shing (Overseas) Foundation and Li Ka Shing (Canada) Foundation, and a Non-Executive Director of The Hongkong and Shanghai Banking Corporation Limited. Mr. Li serves as a member of the Standing Committee of the 12th National Committee of the Chinese People’s Political Consultative Conference of the People’s Republic of China. He is also a member of the Chief Executive’s Council of Advisors on Innovation and Strategic Development of the Hong Kong Specia Administrative Region and Vice Chairman of the Hong Kong General Chamber of Commerce. Mr. Li is the Honorary Consul of Barbados in Hong Kong.

Mr. Li holds a Bachelor of Science degree in Civil Engineering and a Master of Science degree in Civil Engineering, both received from Stanford University in 1987. He obtained an honorary degree, Doctor of Laws, honoris causa (LL.D.) from The University of Western Ontario in 2009.

Fok, Canning K. N. Hong Kong Special Administrative Region	Co-Chair of the Board and Chair of the Compensation Committee Director since August 2000

Mr. Fok is an Executive Director and Group Co-Managing Director of CK Hutchison Holdings Limited.

Mr. Fok is Chairman and a Director of Hutchison Telecommunications Hong Kong Holdings Limited, Hutchison Telecommunications (Australia) Limited, Hutchison Port Holdings Management Pte. Limited as the trustee-manager of Hutchison Port Holdings Trust, Power Assets Holdings Limited, HK Electric Investments Manager Limited as the trustee-manager of HK Electric Investments, and HK Electric Investments Limited. Mr. Fok is Deputy Chairman and an Executive Director of CK Infrastructure Holdings Limited.

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

Husky Energy Inc. | Annual Information Form 2018 | 73

Bradley, Stephen E. Hong Kong Special Administrative Region	Member of the Audit Committee and the Corporate Governance Committee Director since July 2010

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

Ghosh, Asim London, United Kingdom	Director since May 2009

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

Glynn, Martin J. G. British Columbia, Canada	Chair of the Corporate Governance Committee and a Member of the Compensation Committee Director since August 2000

Mr. Glynn is a Director and Chair of Public Sector Pension Investment Board (PSP Investments), and a Director of Sun Life Financial Inc. and Sun Life Assurance Company of Canada.

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

Husky Energy Inc. | Annual Information Form 2018 | 74

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

Mrs. Kwok is Chairman, a Director and Chief Executive Officer of Amara Holdings Inc. (a private investment holding company). Mrs. Kwok is also a Director of CK Life Sciences Int’l., (Holdings) Inc. and CK Infrastucture Holdings Limited. Mrs. Kwok is also a Director of the Li Ka Shing (Canada) Foundation.

Mrs. Kwok was a Director of Shoppers Drug Mart Corporation from 2004 to 2006 and of the Bank of Montreal Group of Companies from 1999 until March 2009.

Mrs. Kwok obtained a Master’s degree in Science from the University of London in 1967.

Kwok, Stanley T. L. British Columbia, Canada	Chair of the Health, Safety and Environment Committee Director since August 2000

Mr. Kwok is a Director and President of Amara Holdings Inc. He is an independent Non-Executive Director of CK Hutchison Holdings Limited.

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

ProfessorMa obtained a Bachelor of Arts (Honours) degree in Economics and History from the University of Hong Kong in 1973, an Honorary Doctor of Social Sciences in October 2014 from Lingnan University and an Honorary Doctor of Social Sciences in October 2016 from City University of Hong Kong.

Husky Energy Inc. | Annual Information Form 2018 | 75

Magnus, George C. Hong Kong Special Administrative Region	Member of the Audit Committee Director since July 2010

Mr. Magnus is a Non-Executive Director of CK Hutchison Holdings Limited and CK Infrastructure Holdings Limited and an independent Non-Executive Director of HK Electric Investments Manager Limited.

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

Mr. Russel is a Director of CK Infrastructure Holdings Limited, CK Life Sciences Int’l., (Holdings) Inc. and ARA Asset Management Pte. Ltd. Mr. Russel was the Canadian Ambassador to Venezuela; Consul General for Canada in Hong Kong; Director for China of the Department of Foreign Affairs, Ottawa; Director for East Asian Trade in Ottawa; Senior Trade Commissioner for Canada in Hong Kong; Director for Japan Trade in Ottawa and was in the Trade Commissioner Service for Canada in Spain, Hong Kong, Morocco, the Philippines, London and India. Previously Mr. Russel was an international project manager with RCA Ltd., Canada and development engineer with AEI Ltd., UK.

Mr. Russel received a degree in Electrical Engineering in 1962 and a Master’s degree in Business Administration in 1971, both from McGill University, Canada.

Husky Energy Inc. | Annual Information Form 2018 | 76

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

Mr. Sixt is an Executive Director, Group Finance Director and Deputy Managing Director of CK Hutchison Holdings Limited.

Mr. Sixt is also the Non-Executive Chairman of TOM Group Limited, an Executive Director of CK Infrastructure Holdings Limited, a Director of Hutchison Telecommunications (Australia) Limited (HTAL) and an Alternate Director to a Director of HTAL, HK Electric Investments Manager Limited as the trustee-manager of HK Electric Investments and HK Electric Investments Limited. Mr. Sixt is also a Director of the Li Ka Shing (Canada) Foundation.

Mr. Sixt obtained a Master’s degree in Arts from McGill University, Canada in 1978 and a Bachelor’s degree in Civil Law from Université de Montréal in 1978. He is a member of the Bar and of the Law Society of the Provinces of Quebec and Ontario, Canada.

Husky Energy Inc. | Annual Information Form 2018 | 77

Officers

The following are the names and residences of the officers of Husky as of the date of this AIF, their positions and offices with Husky and their principal occupations for at least the five preceding years.

Name and Residence	Office or Position	Principal Occupation During Past Five Years

Peabody, Robert J. Alberta, Canada	President & Chief Executive Officer	President & Chief Executive Officer of Husky since December 2016. Chief Operating Officer of Husky from April 2006 to December 2016.

Hart, Jeffrey R. Alberta, Canada	Chief Financial Officer	Chief Financial Officer of Husky since November 2018. Acting Chief Financial Officer of Husky from April 2018 to November 2018. Vice President, Controller of Husky from October 2015 to April 2018.

Symonds, Robert W. P.	Chief Operating Officer	Chief Operating Officer of Husky since March 2017. Senior Vice President,
Alberta, Canada		Western Canada Production of Husky Oil Operations Limited from April 2012 to March 2017.

Girgulis, James D. Alberta, Canada	Senior Vice President, General Counsel & Secretary	Senior Vice President, General Counsel & Secretary since April 2012. Vice President, Legal & Corporate Secretary of Husky from August 2000 to April 2012.

As at February 15, 2019, the directors and officers of Husky, as a group, beneficially owned or controlled or directed, directly or indirectly, 814,498 common shares of Husky, representing less than one percent of the issued and outstanding common shares.

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

Husky Energy Inc. | Annual Information Form 2018 | 78

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

Husky Energy Inc. | Annual Information Form 2018 | 79

External Auditor Service Fees

The following table provides information about the fees billed to the Company for professional services rendered by KPMG LLP, the Company’s external auditor, during the fiscal years indicated:

($ thousands)	2018	2017
Audit Fees	3,612	3,861
Audit-related Fees	249	256
Tax Fees	226	121

	4,087	4,238

Audit fees consist of fees for the audit of the Company’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings, including the Sarbanes-Oxley Act of 2002. Audit-related fees included fees for attest services not required by statute or regulation. Tax fees included fees for tax planning and various taxation matters.

The Committee has the sole authority to review in advance, and grant any appropriate pre-approvals, of all non-audit services to be provided by the independent auditors and to approve fees, in connection therewith. The Committee pre-approved all of the audit-related and tax services provided by KPMG LLP in 2018.

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

INTERESTS OF EXPERTS

Certain information relating to the Company’s reserves included in this AIF has been calculated by the Company and audited, reviewed and opined upon as at December 31, 2018 by Sproule. Sproule is an independent petroleum engineering consultant retained by Husky, and such reserves information has been so included in reliance on the opinion and analysis of Sproule, given upon the authority of said firm as experts in reserves engineering. The partners, employees and consultants of Sproule, as a group beneficially own, directly or indirectly, less than one percent of the Company’s securities of any class.

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

Husky Energy Inc. | Annual Information Form 2018 | 80

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration, principal shareholders of Husky’s common shares and a description of options to purchase common shares is contained in Husky’s Management Information Circular prepared in connection with the annual meeting of shareholders held on April 26, 2018.

Additional financial information is provided in Husky’s audited consolidated financial statements and management’s discussion and analysis (“MD&A”) for the financial year ended December 31, 2018.

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

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “schedules” and “outlook”). In particular, forward-looking statements in this AIF include, but are not limited to, references to:

•

with respect to the business, operations and results of the Company generally: the Company’s general strategic plans and growth strategies; expected effects of abandonment and reclamation costs, development costs and operating costs on anticipated development or production activities on properties with attributed reserves and on properties with no attributed reserves; scheduled timing of development of the Company’s proved and probable undeveloped reserves; expected sources of funding for future development costs; estimates of the forecasted costs of developing the Company’s proved and proved plus probable reserves as at December 31, 2018; the Company’s 2019 production estimates broken down by product type and location; and anticipated effects of and cost of compliance with certain future or proposed laws and regulations on the Company’s operations;

•

with respect to the Company’s thermal developments: estimated production and expected timing of first production from the Dee Valley, Spruce Lake Central, Spruce Lake North, Spruce Lake East, Edam Central, Dee Valley 2 and Westhazel projects; the expected timing of regulatory approvals for the Dee Valley 2 and Westhazel projects; and the expected impact of the Alberta government-mandated production curtailment on the Tucker Thermal Project and the Sunrise Energy Project;

•	with respect to the Company’s non-thermal developments, the expected impact of the Alberta government-mandated production curtailment;

•	with respect to the Company’s Western Canada resource plays, strategic and drilling plans;

•

with respect to the Company’s Offshore business in Asia Pacific: the expected timing of commencement of drilling of the remaining three wells at, and first gas production from, Liuhua 29-1; target production from Liuhua 29-1 when fully ramped up; timing for a second exploration well on Block 16/25; the expected timing of drilling five MDA field production wells and two MBH field production wells, and the expected timing of first gas production and sales therefrom; and the expected timing of development and tie-in of the additional MDK shallow water field;

•

with respect to the Company’s Offshore business in Atlantic: development plans, expected timing of first oil and expected volume and timing of peak production at the West White Rose Project; and delineation plans at the A-24 exploration well;

•

with respect to the Company’s Infrastructure and Marketing business: the processing capacity expected to be added by the Ansell Corser Gas Plant when it comes online, and the expected timing thereof; and

•

with respect to the Company’s Downstream operating segment: the expected timing that operations at the Superior Refinery will resume; plans to increase asphalt modification capacity, expand asphalt sales in U.S. markets and further market residual production; plans to market and potentially sell the Prince George Refinery and the Retail and Commercial Network; and the expected timing of completion of the crude oil flexibility project at the Lima Refinery.

Husky Energy Inc. | Annual Information Form 2018 | 81

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

•

with respect to the Company’s Offshore business in Asia Pacific and Atlantic, thermal and non-thermal developments in the Integrated Corridor, Western Canada resource plays and Infrastructure and Marketing business: the accuracy of future production rates and reserve estimates; the securing of sales agreements to underpin the commercial development and regulatory approvals for the development of the Company’s properties; the absence of significant delays in the procurement, development, construction or commissioning of the Company’s projects, for which the Company or a third party is the designated operator, that may result from the inability of suppliers to meet their commitments, lack of regulatory or third-party approvals or other governmental actions, harsh weather or other calamitous event; the absence of significant disruption of operations such as may result from harsh weather, natural disaster, accident, civil unrest or other calamitous event; the absence of significant unexpected technological or commercial difficulties that adversely affect exploration, development, production, processing or transportation; the sufficiency of budgeted capital expenditures in carrying out planned activities; and the absence of significant increases in the cost of major growth projects; and

•

with respect to the Company’s Downstream operating segment: the absence of significant delays in the development, construction or commissioning of the Company’s projects that may result from the inability of suppliers to meet their commitments, lack of regulatory or third-party approvals or other governmental actions, harsh weather or other calamitous event; the absence of significant disruption of operations such as may result from harsh weather, natural disaster, accident, civil unrest or other calamitous event; the absence of significant unexpected technological or commercial difficulties that adversely affect processing or transportation; the sufficiency of budgeted capital expenditures in carrying out planned activities; and the absence of significant increase in the cost of major growth projects.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky. The risks, uncertainties and other factors, many of which are beyond Husky’s control, that could cause actual results to differ (potentially significantly) from those expressed in the forward-looking statements include, but are not limited to:

•

with respect to the business, operations and results of the Company generally: those risks, uncertainties and other factors described under “Risk Factors” in this AIF and throughout the Company’s MD&A for the year ended December 31, 2018; the demand for the Company’s products and prices received for crude oil and natural gas production and refined petroleum products; the economic conditions of the markets in which the Company conducts business; the exchange rate between the Canadian and U.S. dollar; the foreign currency risk relating to the Block 29/26 gas and liquids sales agreements which are denominated in Chinese Yuan; the ability to replace reserves of oil and gas, whether sourced from exploration, improved recovery or acquisitions; potential actions of governments, regulatory authorities and other stakeholders that may impose operating costs or restrictions in the jurisdictions where the Company has operations; changes to royalty regimes; changes to government fiscal, monetary and other financial policies; changes in workforce demographics; and the cost and availability of capital, including access to capital markets at acceptable rates;

Husky Energy Inc. | Annual Information Form 2018 | 82

•

with respect to the Company’s Offshore business in Asia Pacific and Atlantic, thermal and non-thermal developments in the Integrated Corridor, Western Canada resource plays and Infrastructure and Marketing business: the availability of prospective drilling rights; the costs to acquire exploration rights, undertake geological studies, appraisal drilling and project development; the availability and cost of labour, technical expertise, material and equipment to efficiently, effectively and safely undertake capital projects; the costs to operate properties, plants and equipment in an efficient, reliable and safe manner; prevailing climatic conditions in the Company’s operating locations; regulations to deal with climate change issues; the competitive actions of other companies, including increased competition from other oil and gas companies; business interruptions because of unexpected events such as fires, blowouts, freeze-ups, equipment failures and other similar events affecting the Company or other parties whose operations or assets directly or indirectly affect the Company and that may or may not be financially recoverable; the co-operation of business partners especially where the Company is not operator of production projects or developments in which it has an interest; the inability to obtain regulatory approvals to operate existing properties or develop significant growth projects; risk associated with transportation of production or product to market or transportation of feedstock to processing facilities resulting from an interruption in pipeline and other transportation services both owned and contracted, due to calamitous event or regulatory obligation; and the inability to reach estimated production levels from existing and future oil and gas development projects as a result of technological or commercial difficulties; the continued availability of third-party owned equipment for operations; and

•

with respect to the Company’s Downstream operating segment: the costs to operate properties, plants and equipment in an efficient, reliable and safe manner; regulatory (environmental, license to operate, social and political) and prevailing climatic conditions in the Company’s operating locations; regulations to deal with climate change issues; the competitive actions of other companies, including increased competition from other oil and gas companies; business interruptions because of unexpected events such as fires, loss of containment, freeze-ups, equipment failures and other similar events affecting Husky or other parties whose operations or assets directly or indirectly affect the Company and that may or may not be financially recoverable; risk associated with transportation of production or product to market or transportation of feedstock to processing facilities resulting from an interruption in pipeline and other transportation services both owned and contracted, due to calamitous event or regulatory obligation; and the inability to obtain regulatory approvals to operate existing properties or develop significant growth projects.

These and other factors are discussed throughout this AIF and in the MD&A for the year ended December 31, 2018, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

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

Non-GAAP Measures

This AIF contains the term “operating netback”, which is a common non-GAAP metric used in the oil and gas industry and is not used to enhance the Company’s reported financial performance or position. Management believes this measure assists management and investors to evaluate the specific operating performance by product at the oil and gas lease level. Operating netback is calculated as gross revenue less royalties, production and operating and transportation costs on a per unit basis.

This AIF contains the term “funds from operations”, which is a non-GAAP measure that does not have a standardized meaning prescribed by IFRS and therefore is unlikely to be comparable to similar measures presented by other issues. It is common in the reports of other companies but may differ by definition and application. Funds from operations should not be considered an alternative to, or more meaningful than, ”cash flow - operating activities” as determined in accordance with IFRS, as an indicator of financial performance. Funds from operations equals cash flow - operating activities plus change in non-cash working capital. Management believes that impacts of noncash working capital items on cash flow - operating activities may reduce comparability between periods, accordingly, funds from operations is presented in the Company’s financial reports to assist management and investors in analyzing operating performance of the Company in the stated period compared to prior periods.

Disclosure of Oil and Gas Information

Unless otherwise indicated: (i) reserves estimates have been prepared by internal qualified reserves evaluators in accordance with the Canadian Oil and Gas Evaluation Handbook, has been audited and reviewed by Sproule, an independent qualified reserves auditor, have an effective date of December 31, 2018 and represent the Company’s working interest share (ii) projected and historical production volumes quoted are gross, which represents the total or the Company’s working interest, as applicable share before deduction of royalties (iii) all Husky working interest production volumes quoted are before deduction of royalties.

Husky Energy Inc. | Annual Information Form 2018 | 83

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

The Company uses the term reserves replacement ratio, which is consistent with other oil and gas companies’ disclosures. Reserves replacement ratios for a given period are determined by taking the Company’s incremental proved reserve additions for that period divided by the Company’s Upstream gross production for the same period. The reserves replacement ratio measures the amount of reserves added to a company’s reserves base during a given period relative to the amount of oil and gas produced during that same period. A company’s reserves replacement ratio must be at least 100 percent for the company to maintain its reserves. The reserves replacement ratio only measures the amount of reserves added to a company’s reserve base during a given period. Reserves replacement ratios that exclude economic factors will exclude the impacts that changing oil and gas prices, inflation, and exchange rates and the regulatory curtailment imposed by the Alberta government have.

This document includes estimates of net pay thickness at White Rose A-24 and A-78, which estimates may be considered to be anticipated results under NI 51-101. The estimates were prepared internally. The risks and uncertainties associated with recovery of resources from A-24 and A-78 include, but are not limited to: that Husky may encounter unexpected drilling results; the occurrence of unexpected events in the exploration for, and the operation and development of, oil and gas; delays in anticipated timing of drilling and completion of wells; geological, technical, drilling and processing problems; and other difficulties in producing petroleum reserves.

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

Husky Energy Inc. | Annual Information Form 2018 | 84

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

Husky Energy Inc. | Annual Information Form 2018 | 85

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

Husky Energy Inc. | Annual Information Form 2018 | 86

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

Husky Energy Inc. | Annual Information Form 2018 | 87

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

Effective Date: May 6, 2014

Husky Energy Inc. | Annual Information Form 2018 | 88

Appendix B

Husky Energy Inc.

Report on Reserves Data by Independent Qualified Reserves Auditor

To the board of directors of Husky Energy Inc. (the “Company”):

1.

We have audited or reviewed the Company’s reserves data as at December 31, 2018. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2018, estimated using forecast prices and costs.

2.	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our audit and review.

3.

We carried out our audit and review in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook as amended from time to time (the “COGE Handbook”), maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter).

4.

Those standards require that we plan and perform an audit and review to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An audit and review also includes assessing whether the reserves data are in accordance with the principles and definitions presented in the COGE Handbook.

5.

The following table shows the net present value of future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company audited and reviewed for the year ended December 31, 2018, and identifies the respective portions thereof that we have audited and reviewed and reported on to the Company’s management and board of directors.

Independent			Net Present Value of Future Net Revenue (Before Income Taxes, 10%
Qualified Reserves		Location of		Discount Rate)
Evaluator or		Reserves
Auditor	Effective Date	(Country)	Audited (MM$)	Evaluated (MM$)	Reviewed (MM$)	Total (MM$)
Sproule Associates Limited	December 31, 2018	Canada	16,839.4	Nil	687.1	17,526.5
		China	4,438.2	Nil	—	4,438.2
		Indonesia	846.5	Nil	—	846.5

			22,124.1	Nil	687.1	22,811.2

6.

In our opinion, the reserves data audited by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

7.	We have no responsibility to update our report referred to in paragraph 5 for events and circumstances occurring after the effective date of our report.

8.	Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Sproule Associates Limited

Calgary, Alberta

January 31, 2019

/s/ Art McMullen, P. Eng.                                                                         /s/ Alec Kovaltchouk, P. Geo.

Art McMullen, P. Eng.                                                                              Alec Kovaltchouk, P. Geo.

Senior Manager, Engineering and Regional Director, Asia Pacific       VP, Geoscience

/s/ Jeff Jackson, P. Eng.                                                                             /s/ Cameron P. Six, P. Eng.

Jeff Jackson, P. Eng.                                                                                  Cameron P. Six, P. Eng.

Petroleum Engineer                                                                                    President and Chief Executive Officer

Husky Energy Inc. | Annual Information Form 2018 | 89

Appendix C

Husky Energy Inc.

Report of Management and Directors on Oil and Gas Disclosure

Management of Husky Energy Inc. (the “Company”) are responsible for the preparation and disclosure of information with respect to Husky’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data.

An independent qualified reserves auditor has audited and reviewed the Company’s reserves data. The report of the independent qualified reserves auditor will be filed with securities regulatory authorities concurrently with this report.

The Audit Committee of the board of directors of the Company has:

a.	reviewed the Company’s procedures for providing information to the independent qualified reserves auditor;

b.	met with the independent qualified reserves auditor to determine whether any restrictions affected the ability of the independent qualified reserves auditor to report without reservation; and

c.	reviewed the reserves data with management and the independent qualified reserves auditor.

The Audit Committee of the board of directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Audit Committee, approved:

a.	the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;

b.	the filing of Form 51-101F2, which is the report of the independent qualified reserves auditor on the reserves data; and

c.	the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

/s/ Robert J. Peabody	February 25, 2019
Robert J. Peabody
President & Chief Executive Officer

/s/ Robert W. P. Symonds	February 25, 2019
Robert W. P. Symonds
Chief Operating Officer

/s/ William Shurniak	February 25, 2019
William Shurniak
Director

/s/ Stephen E. Bradley	February 25, 2019
Stephen E. Bradley
Director

Husky Energy Inc. | Annual Information Form 2018 | 90

Appendix D

Husky Energy Inc.

Independent Qualified Reserves Auditor Audit Opinion

Husky Energy Inc.

707 - 8th Avenue S.W.

Calgary, Alberta

T2P 3G7

Attention: Mr. Richard Leslie, Manager Reserves

Re: Audit of Husky Energy Inc.’s 2018 Year-End Reserves

As requested by Husky Energy Inc. (“Husky” or the “Company”), Sproule has conducted an audit of Husky’s reserves estimates and the respective net present values as at December 31, 2018. Husky internally evaluates all of their properties. Husky’s detailed reserves information was provided to us for this audit. Sproule’s responsibility is to express an independent opinion on the reasonableness of the reserves estimates and the respective net present value estimates, in the aggregate, based on our audit tests and to assess the quality of the Company’s processes and guidelines applied in the preparation of the reserves information.

We conducted our audit in accordance with generally accepted audit standards as recommended by the Society of Petroleum Engineers and the Canadian Oil and Gas Evaluation Handbook (section 5.3.3 of the Third Edition). As part of our audit, Sproule reviewed and assessed the policies, procedures, documentation and guidelines the Company has in place with respect to the estimation, review, documentation, and approval of Husky’s reserves information. The audit included confirming on a test basis that there is adherence on the part of Husky’s internal reserve evaluators and other employees to the reserves management and administration policies and procedures established by the Company. As well, the audit also included conducting reserves evaluation on a sufficient number of the Company’s internally evaluated properties as considered necessary in order to express an opinion.

For the 2018 year-end audit Sproule also reviewed the internal Husky reserve evaluation for all of the intermediate and minor properties that were not audited. Thus, for the 2018 year-end Sproule has either audited or reviewed every Husky property that was assigned reserves.

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

The results of the Husky internally generated reserves and net present values (based on forecast prices) supplied to us as part of the audit process are summarized below:

Husky Energy Inc. Internally Evaluated Reserves and Net Present Values Forecast Prices and Costs As of December 31, 2018
	Working Interest Before Royalty Company Share of Remaining Reserves (mmboe)	Company Share of Net Present Value Before Income Tax (MM$) @ 10%
Total Proved	1,471	13,018

Total Proved Plus Probable	2,541	22,811

Sincerely,

Sproule Associates Limited

/s/ Cameron P. Six, P. Eng.

Cameron P. Six, P. Eng.

President and Chief Executive Officer

Calgary, Alberta

January 31, 2019

Husky Energy Inc. | Annual Information Form 2018 | 91

Document B

Form 40-F

Consolidated Financial Statements and

Auditors’ Report to Shareholders

For the Year Ended December 31, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Husky Energy Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Husky Energy Inc. (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 25, 2019 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 1951.

/s/ KPMG LLP
KPMG LLP

Chartered Professional Accountants
Calgary, Canada
February 25, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Husky Energy Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Husky Energy Inc.’s (the Company) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated February 25, 2019 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting included in Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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
February 25, 2019

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

The Company maintains systems of internal accounting and administrative controls. These systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are properly accounted for and adequately safeguarded. Management’s evaluation concluded that the Company’s internal control over financial reporting was effective as of December 31, 2018. The system of internal controls is further supported by an internal audit function.

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

The consolidated financial statements have been audited by KPMG LLP, the independent auditors, in accordance with the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. KPMG LLP has full and free access to the Audit Committee.

Robert J. Peabody”

Robert J. Peabody

President & Chief Executive Officer

”Jeffrey R. Hart”

Jeffrey R. Hart

Chief Financial Officer

Calgary, Canada
February 25, 2019

Husky Energy Inc. | Consolidated Financial Statements | 1

INDEPENDENT AUDITOR’S REPORT

To the Shareholders and Board of Directors of Husky Energy Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Husky Energy Inc. (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 25, 2019 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 1951.

/s/ KPMG LLP KPMG LLP

Chartered Professional Accountants

Calgary, Canada

February 25, 2019

Husky Energy Inc. | Consolidated Financial Statements | 2

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

(millions of Canadian dollars)	December 31, 2018	December 31, 2017
Assets
Current assets
Cash and cash equivalents (note 4)	2,866	2,513
Accounts receivable (notes 5, 24)	1,355	1,186
Income taxes receivable	112	164
Inventories (note 6)	1,232	1,513
Prepaid expenses	123	145
Restricted cash (notes 7, 16)	—	95

	5,688	5,616
Restricted cash (notes 7, 16)	128	97
Exploration and evaluation assets (note 8)	997	838
Property, plant and equipment, net (note 9)	25,800	24,078
Goodwill (note 10)	690	633
Investment in joint ventures (note 11)	1,319	1,238
Long-term income taxes receivable	243	242
Other assets (note 12)	360	185

Total Assets	35,225	32,927

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities (note 14)	3,159	3,033
Short-term debt (note 15)	200	200
Long-term debt due within one year (note 15)	1,433	—
Asset retirement obligations (note 16)	202	274

	4,994	3,507
Long-term debt (note 15)	4,114	5,240
Other long-term liabilities (note 17)	1,107	1,237
Asset retirement obligations (note 16)	2,222	2,252
Deferred tax liabilities (note 18)	3,174	2,724

Total Liabilities	15,611	14,960

Shareholders’ equity
Common shares (note 19)	7,293	7,293
Preferred shares (note 19)	874	874
Contributed surplus	2	2
Retained earnings	10,273	9,207
Accumulated other comprehensive income	1,160	580
Non-controlling interest	12	11

Total Shareholders’ Equity	19,614	17,967

Total Liabilities and Shareholders’ Equity	35,225	32,927

The accompanying notes to the consolidated financial statements are an integral part of these statements.

On behalf of the Board:

”Robert J. Peabody”	”William Shurniak”
Robert J. Peabody	William Shurniak
Director	Director

Husky Energy Inc. | Consolidated Financial Statements | 3

Consolidated Statements of Income

	Years ended December 31,
(millions of Canadian dollars, except share data)	2018	2017
Gross revenues	21,919	18,986
Royalties	(335)	(363)
Marketing and other	668	(40)

Revenues, net of royalties	22,252	18,583

Expenses
Purchases of crude oil and products	14,555	11,566
Production, operating and transportation expenses (note 20)	2,803	2,679
Selling, general and administrative expenses (note 20)	654	650
Depletion, depreciation, amortization and impairment (note 9)	2,591	2,882
Exploration and evaluation expenses (note 8)	149	146
Gain on sale of assets (note 9)	(4)	(46)
Other – net (note 9)	(591)	(18)

	20,157	17,859

Earnings from operating activities	2,095	724

Share of equity investment gain (note 11)	69	61

Financial items (note 21)
Net foreign exchange gains (losses)	14	(6)
Finance income	64	37
Finance expenses	(314)	(392)

	(236)	(361)

Earnings before income taxes	1,928	424

Provisions for (recovery of) income taxes (note 18)
Current	75	(3)
Deferred	396	(359)

	471	(362)

Net earnings	1,457	786

Earnings per share (note 19)
Basic	1.41	0.75
Diluted	1.40	0.75
Weighted average number of common shares outstanding (note 19)
Basic (millions)	1,005.1	1,005.3
Diluted (millions)	1,006.1	1,005.3

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Husky Energy Inc. | Consolidated Financial Statements | 4

Consolidated Statements of Comprehensive Income

	Years ended December 31,
(millions of Canadian dollars)	2018	2017
Net earnings	1,457	786
Other comprehensive income (loss)
Items that will not be reclassified into earnings, net of tax:
Remeasurements of pension plans (note 22)	46	(7)
Items that may be reclassified into earnings, net of tax:
Derivatives designated as cash flow hedge (notes 24)	(13)	(2)
Equity investment – share of other comprehensive income (loss)	(2)	3
Exchange differences on translation of foreign operations	857	(653)
Hedge of net investment (note 24)	(262)	243

Other comprehensive income (loss)	626	(416)

Comprehensive income	2,083	370

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Husky Energy Inc. | Consolidated Financial Statements | 5

Consolidated Statements of Changes in Shareholders’ Equity

	Attributable to Equity Holders
					AOCI (1)
(millions of Canadian dollars)	Common Shares	Preferred Shares	Contributed Surplus	Retained Earnings	Foreign Currency Translation	Hedging	Non- Controlling Interest	Total Shareholders’ Equity
Balance as at December 31, 2016	7,296	874	—	8,457	969	20	11	17,627

Net earnings	—	—	—	786	—	—	—	786
Other comprehensive income (loss)
Remeasurements of pension plans (net of tax recovery of $4 million) (notes 18, 22)	—	—	—	(7)	—	—	—	(7)
Derivatives designated as cash flow hedges (net of tax recovery of less than $1 million) (notes 18, 24)	—	—	—	—	—	(2)	—	(2)
Equity investment – share of other comprehensive income	—	—	—	—	—	3	—	3
Exchange differences on translation of foreign operations (net of tax recovery of $82 million) (note 18)	—	—	—	—	(653)	—	—	(653)
Hedge of net investment (net of tax expense of $38 million) (notes 18, 24)	—	—	—	—	243	—	—	243

Total comprehensive income (loss)	—	—	—	779	(410)	1	—	370
Transactions with owners recognized directly in equity:
Dividends declared on preferred shares (note 19)	—	—	—	(34)	—	—	—	(34)
Share cancellation	(3)	—	2	5	—	—	—	4

Balance as at December 31, 2017	7,293	874	2	9,207	559	21	11	17,967

Net earnings	—	—	—	1,457	—	—	—	1,457
Other comprehensive income (loss)
Remeasurements of pension plans (net of tax expense of $17 million) (notes 18, 22)	—	—	—	46	—	—	—	46
Derivatives designated as cash flow hedges (net of tax recovery of $5 million) (notes 18, 24)	—	—	—	—	—	(13)	—	(13)
Equity investment – share of other comprehensive loss	—	—	—	—	—	(2)	—	(2)
Exchange differences on translation of foreign operations (net of tax expense of $87 million) (note 18)	—	—	—	—	857	—	—	857
Hedge of net investment (net of tax recovery of $41 million) (notes 18, 24)	—	—	—	—	(262)	—	—	(262)

Total comprehensive income (loss)	—	—	—	1,503	595	(15)	—	2,083
Transactions with owners recognized directly in equity:
Dividends declared on common shares (note 19)	—	—	—	(402)	—	—	—	(402)
Dividends declared on preferred shares (note 19)	—	—	—	(35)	—	—	—	(35)
Non-controlling interest in subsidiary	—	—	—	—	—	—	1	1

Balance as at December 31, 2018	7,293	874	2	10,273	1,154	6	12	19,614

(1)	Accumulated other comprehensive income.

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Husky Energy Inc. | Consolidated Financial Statements | 6

Consolidated Statements of Cash Flows

	Years ended December 31,
(millions of Canadian dollars)	2018	2017
Operating activities
Net earnings	1,457	786
Items not affecting cash:
Accretion (notes 16, 21)	97	112
Depletion, depreciation, amortization and impairment (note 9)	2,591	2,882
Inventory write-down to net realizable value (note 6)	60	—
Exploration and evaluation expenses (note 8)	29	6
Deferred income taxes (note 18)	396	(359)
Foreign exchange	(6)	(4)
Stock-based compensation (notes 19, 20)	44	45
Gain on sale of assets (note 9)	(4)	(46)
Unrealized mark to market loss (gain) (note 24)	(150)	56
Share of equity investment gain (note 11)	(69)	(61)
Gain on insurance recoveries for damage to property (note 9)	(253)	—
Other	21	16
Settlement of asset retirement obligations (note 16)	(181)	(136)
Deferred revenue (note 17)	(100)	(16)
Distribution from joint ventures (note 11)	72	25
Change in non-cash working capital (note 23)	130	398

Cash flow – operating activities	4,134	3,704

Financing activities
Long-term debt issuance (note 15)	—	750
Long-term debt repayment (note 15)	—	(365)
Debt issue costs (note 15)	—	(6)
Dividends on common shares (note 19)	(402)	—
Dividends on preferred shares (note 19)	(35)	(34)
Other	(8)	18
Change in non-cash working capital (note 23)	120	—

Cash flow – financing activities	(325)	363

Investing activities
Capital expenditures	(3,578)	(2,220)
Capitalized interest (note 21)	(108)	(68)
Corporate acquisition (note 9)	(15)	(670)
Proceeds from asset sales (note 9)	4	192
Contribution payable payment (note 11)	—	(142)
Contribution to joint ventures (note 11)	(40)	(81)
Other	(19)	(40)
Change in non-cash working capital (note 23)	235	240

Cash flow – investing activities	(3,521)	(2,789)

Increase in cash and cash equivalents	288	1,278
Effect of exchange rates on cash and cash equivalents	65	(84)
Cash and cash equivalents at beginning of year	2,513	1,319

Cash and cash equivalents at end of year	2,866	2,513

Supplementary cash flow information
Net interest paid	(285)	(344)
Net Income taxes received (paid)	(37)	41

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

Upstream operations in the Integrated Corridor and Offshore include exploration for, and development and production of, crude oil, bitumen, natural gas and natural gas liquids (“NGL”) (“Exploration and Production”) and the marketing of the Company’s and other producers’ crude oil, natural gas, NGLs, sulphur and petroleum coke. Additionally, it includes pipeline transportation, the blending of crude oil and natural gas, and storage of crude oil, diluent and natural gas (“Infrastructure and Marketing”). Infrastructure and Marketing markets and distributes products to customers on behalf of Exploration and Production and is grouped in the Upstream business segment based on the nature of its interconnected operations. The Company’s Upstream operations are located primarily in Alberta, Saskatchewan, and British Columbia (“Western Canada”), offshore east coast of Canada (“Atlantic”) and offshore China and offshore Indonesia (“Asia Pacific”).

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

Husky Energy Inc. | Consolidated Financial Statements | 8

Segmented Financial Information

	Upstream
	Exploration and Production(1)		Infrastructure and Marketing(2)		Total
($ millions)
Year ended December 31,	2018	2017	2018	2017	2018	2017
Gross revenues	4,330	4,978	2,211	1,976	6,541	6,954
Royalties	(335)	(363)	—	—	(335)	(363)
Marketing and other	—	—	668	(40)	668	(40)

Revenues, net of royalties	3,995	4,615	2,879	1,936	6,874	6,551

Expenses
Purchases of crude oil and products	—	—	2,087	1,855	2,087	1,855
Production, operating and transportation expenses	1,527	1,650	23	13	1,550	1,663
Selling, general and administrative expenses	296	265	5	4	301	269
Depletion, depreciation, amortization and impairment	1,811	2,237	—	2	1,811	2,239
Exploration and evaluation expenses	149	146	—	—	149	146
Loss (gain) on sale of assets	(2)	(42)	—	1	(2)	(41)
Other – net	(120)	6	2	(8)	(118)	(2)

	3,661	4,262	2,117	1,867	5,778	6,129

Earnings (loss) from operating activities	334	353	762	69	1,096	422

Share of equity investment gain	51	12	18	49	69	61

Financial items
Net foreign exchange gain (loss)	—	—	—	—	—	—
Finance income	12	5	—	—	12	5
Finance expenses	(109)	(131)	—	—	(109)	(131)

	(97)	(126)	—	—	(97)	(126)

Earnings (loss) before income taxes	288	239	780	118	1,068	357

Provisions for (recovery of) income taxes
Current	(484)	(34)	354	—	(130)	(34)
Deferred	549	99	(141)	32	408	131

	65	65	213	32	278	97

Net earnings (loss)	223	174	567	86	790	260

Intersegment revenues	1,155	1,250	—	—	1,155	1,250

(1)	Includes allocated depletion, depreciation, amortization and impairment related to assets in Infrastructure and Marketing, as these assets provide a service to Exploration and Production.
(2)

Includes $172 million of revenue (2017 - $280 million) and $142 million of associated costs (2017 - $234 million) for construction contracts, inclusive of $172 million of revenue (2017 - $259 million) and $142 million of costs (2017 - $236 million) for contracts in progress accounted for under the percentage of completion method.

(3)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices. Segment results include transactions between business segments.

Husky Energy Inc. | Consolidated Financial Statements | 9

Segmented Financial Information Con’t

Downstream								Corporate and Eliminations(3)		Total
Upgrading		Canadian Refined Products		U.S. Refining and Marketing		Total
2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
1,750	1,440	3,412	2,787	11,770	9,355	16,932	13,582	(1,554)	(1,550)	21,919	18,986
—	—	—	—	—	—	—	—	—	—	(335)	(363)
—	—	—	—	—	—	—	—	—	—	668	(40)

1,750	1,440	3,412	2,787	11,770	9,355	16,932	13,582	(1,554)	(1,550)	22,252	18,583

928	983	2,760	2,219	10,334	8,059	14,022	11,261	(1,554)	(1,550)	14,555	11,566
195	197	265	256	795	563	1,255	1,016	(2)	—	2,803	2,679
7	9	47	53	22	15	76	77	277	304	654	650
123	99	115	111	450	354	688	564	92	79	2,591	2,882
—	—	—	—	—	—	—	—	—	—	149	146
—	—	(2)	(5)	—	—	(2)	(5)	—	—	(4)	(46)
—	—	(1)	(1)	(464)	(21)	(465)	(22)	(8)	6	(591)	(18)

1,253	1,288	3,184	2,633	11,137	8,970	15,574	12,891	(1,195)	(1,161)	20,157	17,859

497	152	228	154	633	385	1,358	691	(359)	(389)	2,095	724

—	—	—	—	—	—	—	—	—	—	69	61

—	—	—	—	—	—	—	—	14	(6)	14	(6)
—	—	—	—	—	—	—	—	52	32	64	37
(1)	(1)	(12)	(12)	(14)	(14)	(27)	(27)	(178)	(234)	(314)	(392)

(1)	(1)	(12)	(12)	(14)	(14)	(27)	(27)	(112)	(208)	(236)	(361)

496	151	216	142	619	371	1,331	664	(471)	(597)	1,928	424

168	63	100	45	9	2	277	110	(72)	(79)	75	(3)
(33)	(22)	(42)	(7)	129	135	54	106	(66)	(596)	396	(359)

135	41	58	38	138	137	331	216	(138)	(675)	471	(362)

361	110	158	104	481	234	1,000	448	(333)	78	1,457	786

290	192	109	108	—	—	399	300	—	—	1,554	1,550

Husky Energy Inc. | Consolidated Financial Statements | 10

Segmented Financial Information

	Upstream
($ millions)	Exploration and Production(1)		Infrastructure and Marketing		Total
Year ended December 31,	2018	2017	2018	2017	2018	2017
Expenditures on exploration and evaluation assets(2)	242	148	—	—	242	148

Expenditures on property, plant and equipment(2)	2,414	1,328	—	—	2,414	1,328

As at December 31,
Exploration and evaluation assets	997	838	—	—	997	838
Developing and producing assets at cost	44,196	41,804	—	—	44,196	41,804
Accumulated depletion, depreciation, amortization and impairment	(27,379)	(26,014)	—	—	(27,379)	(26,014)
Other property, plant and equipment at cost	—	—	101	89	101	89
Accumulated depletion, depreciation and amortization	—	—	(50)	(50)	(50)	(50)

Total exploration and evaluation assets and property, plant and equipment, net	17,814	16,628	51	39	17,865	16,667
Total assets	19,175	17,920	1,301	1,364	20,476	19,284

(1)	Includes allocated depletion, depreciation, amortization and impairment related to assets in Infrastructure and Marketing, as these assets provide a service to Exploration and Production.
(2)

Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the year. Includes Exploration and Production assets acquired through acquisition, but excludes assets acquired through corporate acquisition.

Geographical Financial Information

($ millions)	Canada		United States
Year ended December 31,	2018	2017	2018	2017
Gross revenues(1)	9,000	8,599	11,770	9,355
Royalties	(269)	(303)	—	—
Marketing and other	668	(40)	—	—

Revenue, net of royalties	9,399	8,256	11,770	9,355

As at December 31,
Restricted cash – non-current	—	—	—	—
Exploration and evaluation assets	935	831	—	—
Property, plant and equipment, net	16,433	15,478	6,336	5,595
Goodwill	—	—	690	633
Investment in joint ventures	669	685	—	—
Long-term income tax receivable	243	242	—	—
Other assets(2)	58	64	276	21

Total non-current assets	18,338	17,300	7,302	6,249

(1)	Sales to external customers are based on the location of the seller.
(2)	Includes insurance proceeds of $253 million (2017 - nil), related to the Superior Refinery incident.

Husky Energy Inc. | Consolidated Financial Statements | 11

Segmented Financial Information Con’t

Downstream								Corporate and Eliminations		Total
Upgrading		Canadian Refined Products		U.S. Refining and Marketing		Total
2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
—	—	—	—	—	—	—	—	—	—	242	148
62	230	74	87	665	313	801	630	121	114	3,336	2,072

—	—	—	—	—	—	—	—	—	—	997	838
—	—	—	—	—	—	—	—	—	—	44,196	41,804
—	—	—	—	—	—	—	—	—	—	(27,379)	(26,014)
2,659	2,600	2,789	2,704	9,746	8,300	15,194	13,604	1,251	1,124	16,546	14,817
(1,585)	(1,463)	(1,581)	(1,466)	(3,410)	(2,705)	(6,576)	(5,634)	(937)	(845)	(7,563)	(6,529)

1,074	1,137	1,208	1,238	6,336	5,595	8,618	7,970	314	279	26,797	24,916
1,149	1,263	1,431	1,548	8,566	7,580	11,146	10,391	3,603	3,252	35,225	32,927

Geographical Financial Information Con’t

China		Other International		Total
2018	2017	2018	2017	2018	2017
1,149	1,032	—	—	21,919	18,986
(66)	(60)	—	—	(335)	(363)
—	—	—	—	668	(40)

1,083	972	—	—	22,252	18,583

128	97	—	—	128	97
57	3	5	4	997	838
3,030	3,005	1	—	25,800	24,078
—	—	—	—	690	633
—	—	650	553	1,319	1,238
—	—	—	—	243	242
—	78	26	22	360	185

3,215	3,183	682	579	29,537	27,311

Husky Energy Inc. | Consolidated Financial Statements | 12

Disaggregation of Revenue

	Upstream
($ millions)	Exploration and Production(1)		Infrastructure and Marketing		Total
Year ended December 31,	2018	2017	2018	2017	2018	2017
Primary Geographical Markets
Canada	3,181	3,946	2,211	1,976	5,392	5,922
United States	—	—	—	—	—	—
China	1,149	1,032	—	—	1,149	1,032

Total revenue	4,330	4,978	2,211	1,976	6,541	6,954

Major Product Lines
Light & medium crude oil	948	1,273	—	—	948	1,273
Heavy crude oil	527	703	—	—	527	703
Bitumen	1,367	1,662	—	—	1,367	1,662

Total crude oil	2,842	3,638	—	—	2,842	3,638

NGL	381	276	—	—	381	276
Natural gas	1,107	1,064	—	—	1,107	1,064

Total exploration and production	4,330	4,978	—	—	4,330	4,978

Total infrastructure and marketing	—	—	2,211	1,976	2,211	1,976
Synthetic crude	—	—	—	—	—	—
Gasoline	—	—	—	—	—	—
Diesel & distillates	—	—	—	—	—	—
Asphalt	—	—	—	—	—	—
Other	—	—	—	—	—	—
Total refined products	—	—	—	—	—	—

Total revenue	4,330	4,978	2,211	1,976	6,541	6,954

Husky Energy Inc. | Consolidated Financial Statements | 13

Disaggregation of Revenue Con’t

Downstream								Corporate and Eliminations		Total
		Canadian Refined		U.S. Refining
Upgrading		Products		and Marketing		Total
2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
1,750	1,440	3,412	2,787	—	—	5,162	4,227	(1,554)	(1,550)	9,000	8,599
—	—	—	—	11,770	9,355	11,770	9,355	—	—	11,770	9,355
—	—	—	—	—	—	—	—	—	—	1,149	1,032

1,750	1,440	3,412	2,787	11,770	9,355	16,932	13,582	(1,554)	(1,550)	21,919	18,986

—	—	—	—	—	—	—	—	—	—	948	1,273
—	—	—	—	—	—	—	—	—	—	527	703
—	—	—	—	—	—	—	—	—	—	1,367	1,662

—	—	—	—	—	—	—	—	—	—	2,842	3,638

—	—	—	—	—	—	—	—	—	—	381	276
—	—	—	—	—	—	—	—	—	—	1,107	1,064

—	—	—	—	—	—	—	—	—	—	4,330	4,978

—	—	—	—	—	—	—	—	—	—	2,211	1,976

1,445	1,235	—	—	—	—	1,445	1,235	—	—	1,445	1,235
—	—	1,070	925	6,157	5,198	7,227	6,123	—	—	7,227	6,123
278	196	1,303	917	4,297	3,435	5,878	4,548	—	—	5,878	4,548
—	—	454	362	165	31	619	393	—	—	619	393
27	9	585	583	1,151	691	1,763	1,283	—	—	1,763	1,283

1,750	1,440	3,412	2,787	11,770	9,355	16,932	13,582	—	—	16,932	13,582

1,750	1,440	3,412	2,787	11,770	9,355	16,932	13,582	(1,554)	(1,550)	21,919	18,986

Husky Energy Inc. | Consolidated Financial Statements | 14

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

These consolidated financial statements were approved and signed by the Chair of the Audit Committee and the Chief Executive Officer on February 25, 2019 having been duly authorized to do so by the Board of Directors.

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

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and on a prospective basis. By their nature, estimates are subject to measurement uncertainty and changes in such estimates in future years could require a material change in the consolidated financial statements. These underlying assumptions are based on historical experience and other factors that management believes to be reasonable under the circumstances, and are subject to change as new events occur, as more industry experience is acquired, as additional information is obtained, and as the Company’s operating environment changes. Specifically, amounts recorded for depletion, depreciation, amortization and impairment, recoveries from insurance claims, asset retirement obligations, assets and liabilities measured at fair value, employee future benefits, income taxes and reserves and contingencies are based on estimates.

Management makes judgments regarding the application of IFRS for each accounting policy. Critical judgments that have the most significant effect on the amounts recognized in the consolidated financial statements include determination of technical feasibility and commercial viability, impairment assessments, the determination of cash generating units (“CGUs”), changes in reserves estimates, the determination of a joint arrangement, the designation of the Company’s functional currency and the fair value of related party transactions.

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

Husky Energy Inc. | Consolidated Financial Statements | 15

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

b) Inventories

Crude oil, natural gas, refined petroleum products and sulphur inventories are valued at the lower of cost or net realizable value. Cost is determined using average cost or on a first-in, first-out basis, as appropriate. Materials, parts and supplies are valued at the lower of average cost or net realizable value. Cost consists of raw material, labour, direct overhead, operating costs, transportation and depreciation, depletion and amortization. Commodity inventories held for trading purposes are carried at fair value and measured at fair value less costs to sell based on Level 2 observable inputs, refer to policy Note 3 (m). Any changes in commodity trading inventory fair value are included as gains or losses in Marketing and Other in the consolidated statements of income, during the period of change. Previous inventory impairment provisions are reversed when there is a change in the condition that caused the impairment and the inventory remains on hand. Unrealized intersegment net earnings on inventory sales are eliminated.

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

Husky Energy Inc. | Consolidated Financial Statements | 16

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

Husky Energy Inc. | Consolidated Financial Statements | 17

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

Husky Energy Inc. | Consolidated Financial Statements | 18

i) Impairment and Reversals of Impairment on Non-Financial Assets

The carrying amounts of the Company’s non-financial assets, other than inventories and deferred tax assets, are reviewed at the end of each reporting period to determine whether there is an indication of impairment or reversal of previously recorded impairment. If such indication exists, the recoverable amount is estimated.

Determining whether there are any indications of impairment or impairment reversals requires significant judgment of external factors, such as an extended change in prices or margins for oil and gas commodities or refined products, a significant change in an asset’s market value, a significant revision of estimated volumes, revision of future development costs, a change in the entity’s market capitalization or significant changes in the technological, market, economic or legal environment that would have an impact on the Company’s CGUs. If any indication of impairment or impairment reversals exist, an estimate of the asset’s recoverable amount is calculated as the higher of the fair value less costs to sell (“FVLCS”) and the asset’s value in use (“VIU”) for an individual asset or CGU. If the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, the asset is tested as part of a CGU, which is the smallest identifiable group of assets, liabilities and associated goodwill that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Determination of the Company’s CGUs is subject to management’s judgment.

FVLCS is the amount that would be obtained from the sale of a CGU in an arm’s length transaction between knowledgeable and willing parties. The FVLCS is generally determined as the net present value of the estimated future cash flows expected to arise from a CGU, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted using a rate that would be applied by a market participant to arrive at a net present value of the CGU, less cost to dispose.

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

Husky Energy Inc. | Consolidated Financial Statements | 19

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

m) Financial Instruments

Financial instruments are any contracts that give rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets are classified in one of the following categories: subsequently measured at amortized cost, fair value through other comprehensive income (“FVTOCI”), or fair value through profit or loss (“FVTPL”). Financial liabilities are initially recognized at fair value, and subsequently measured based on classification in one of the following categories: subsequently measured at amortized cost and FVTPL. Financial assets and liabilities are not offset unless there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

Financial assets and liabilities subsequently measured at amortized costs are measured using the effective interest method. The effective interest method is a method of calculating the amortized costs of a financial liability and of allocating interest expense over the relevant period. Transaction costs that are directly attributable to the acquisition or issue of a financial instrument are measured at amortized cost and added to the fair value initially recognized.

Financial instruments at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. Unrealized gains and losses on FVTPL financial instruments related to trading activities are recognized in marketing and other in the consolidated statements of income, and unrealized gains and losses on all other FVTPL financial instruments are recognized in other—net. Transaction costs directly attributable to the acquisition of financial assets or liabilities at FVTPL are recognized immediately in profit or loss.

Financial instruments at FVTOCI are stated at fair value, with any gains or losses arising on remeasurement recognized in OCI except for impairment gains or losses and foreign exchange gains and losses.

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

Husky Energy Inc. | Consolidated Financial Statements | 20

A financial asset is derecognized when the contractual rights to the cash flows from the financial asset have expired, or it transfers the contractual rights to receive the cash flows of the financial assets and the Company has transferred substantially all the risks and rewards of ownership of the financial asset. A financial liability is derecognized when the liability is extinguished, discharged, cancelled or expires.

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

The fair values of derivatives are determined using valuation models that require assumptions concerning the amount and timing of future cash flows and discount rates. These estimates are also subject to change with fluctuations in commodity prices, interest rates, foreign currency exchange rates and estimates of non-performance. When able, the Company will determine fair value by incorporating forward market prices and rates that are compared to quotes received from financial institutions to ensure reasonability. The actual settlement of a derivative instrument could differ materially from the fair value recorded and could impact future results.

i) Derivative Instruments

All derivative instruments, other than those designated as effective hedging instruments or certain non-financial derivative contracts that meet the Company’s own use requirements, are classified as FVTPL and are recorded at fair value. Gains and losses on these instruments are recorded in the consolidated statements of income in the period they occur.

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

ii) Embedded Derivatives

Derivatives embedded within a hybrid contract containing a financial asset host are not accounted for separately, rather the whole instrument is classified as FVTPL. Derivatives embedded in other hybrid contracts are recorded separately when the economic characteristics and risks of the embedded derivative are not clearly and closely related to those of the host contract and the host contract is not measured at FVTPL. The definition of an embedded derivative is the same as freestanding derivatives. Embedded derivatives are measured at fair value with gains and losses recognized in net earnings.

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

Husky Energy Inc. | Consolidated Financial Statements | 21

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

p) Impairment of Financial Assets

A financial asset is assessed at the end of each reporting period to determine whether it is impaired, based on objective evidence indicating that one or more events have had a negative effect on the estimated future cash flows of that asset. Objective evidence used by the Company to assess impairment of financial assets includes quoted market prices for similar financial assets and historical collection rates.

An impairment loss with respect to a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the net present value of the estimated future cash flows discounted at the original effective interest rate, according to the expected credit loss model. Significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed for lifetime expected credit losses collectively in groups that share similar credit risk characteristics. All impairment losses are recognized in net earnings. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized.

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

Husky Energy Inc. | Consolidated Financial Statements | 22

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

t) Revenue Recognition

Revenue is recognized when the performance obligations are satisfied and revenue can be reliably measured. Revenue is measured at the consideration specified in the contract and represents amounts receivable for goods or services provided in the normal course of business, net of discounts, customs duties and sales taxes. The Company has no obligations for returns, refunds, warranties or similar obligations.

i) Nature of Goods or Services

The following is a description of the principal activities, by operating segment, from which the Company generates revenue.

Husky Energy Inc. | Consolidated Financial Statements | 23

a) Upstream

The Upstream segment includes Exploration and Production, and Infrastructure and Marketing.

i) Exploration and Production

Exploration and Production principally generates revenue from the sale of crude oil, bitumen, natural gas, and NGLs, as well as crude oil and natural gas processing services. Performance obligations associated with sales of these products are satisfied at the point in time when the products are delivered to and title passes to the customer. Performance obligations associated with the sale of processing services are satisfied at the point in time when the services are provided. Royalties are recognized as a reduction to gross revenues. Sales, services and royalties are billed and paid on a monthly basis.

Under take-or-pay contracts, the Company makes a long-term supply commitment in return for a commitment from the buyer to pay for minimum quantities, whether or not the customer takes delivery. If a buyer has a right to get a “make-up” delivery at a later date the performance obligation is not satisfied and revenue is deferred and recognized only when the product is delivered or the make-up product can no longer be taken. Determining when the make-up product can no longer be taken, or how much can no longer be taken, requires estimates of future deliveries. Changes in these estimates may result in a material difference in deferred revenue recognized. If no such option exists within the contractual terms, performance obligation is satisfied, and revenue is recognized when the take-or-pay penalty is triggered.

Physical exchanges of inventory are recognized as non-monetary exchanges and are reported on a net basis for swaps of similar items, as are sales and purchases made with a common counterparty as part of an arrangement similar to a physical exchange.

ii) Infrastructure and Marketing

Infrastructure and Marketing principally generates revenue from marketing the Company’s and other producers’ crude oil, natural gas, NGL, sulphur and petroleum coke, pipeline transportation, the blending of crude oil and natural gas, and storage of crude oil, diluent and natural gas. Performance obligations associated with sales of these products are satisfied at the point in time when the products are delivered to and title passes to the customer. Performance obligations associated with transportation, blending and storage are satisfied at the point in time when the services are provided. Sales, services and royalties are billed and paid on a monthly basis. Infrastructure and Marketing also includes revenue from construction services provided to Husky Midstream Limited Partnership (“HMLP”), of which the Company owns 35 percent. The Company acts as the general contractor for HMLP projects for fixed price and cost plus contracts. Revenue from fixed price contracts is recognized using the percentage of completion method based on costs incurred. Revenue from cost plus contracts are recognized as services are performed. Construction services are billed and paid on a monthly basis, with unbilled percentage of completion payments billed on completion of the project.

b) Downstream

The Downstream segment includes Upgrading, Canadian Refined Products, and U.S. Refining and Marketing.

i) Upgrading

Upgrading principally generates revenue from the sale of synthetic crude oil in Canada, upgraded from heavy oil feedstock. Performance obligations associated with sales of these products are satisfied at the point in time when the products are delivered to and title passes to the customer. Sales are billed and paid on a monthly basis.

ii) Canadian Refined Products

Canadian Refined Products principally generates revenue from refining of crude oil and marketing of refined petroleum products, including gasoline, diesel, ethanol blended fuels, asphalt and ancillary products, and production of ethanol. Canadian Refined Products also includes, the Company’s retail gasoline and diesel distribution and sales network. Performance obligations associated with sales of these products are satisfied at the point in time when the products are delivered to and title passes to the customer. Performance obligations associated with marketing services are satisfied when the services are performed. Sales for retail gasoline, diesel and ancillary products are billed and paid upon delivery. All other sales and services are billed and paid on a weekly or monthly basis.

iii) U.S. Refining and Marketing

U.S. Refining and Marketing primarily generates revenue from refining crude oil to produce and market gasoline, jet fuel and diesel fuels. Performance obligations associated with sale of these products are satisfied at the point in time when the products are delivered to and title passes to the customer. All sales are billed and paid on a weekly or monthly basis.

Performance obligations associated with the sale of crude oil, natural gas, natural gas liquids, synthetic crude oil, purchased commodities and refined petroleum products are satisfied at the point in time when the products are delivered to and title passes to the customer. Performance obligations associated with the sale of transportation, processing and natural gas storage services are satisfied at the point in time when the services are provided. All amounts are due upon delivery of goods or when services are provided.

Husky Energy Inc. | Consolidated Financial Statements | 24

c) Corporate and Eliminations

Corporate and Eliminations primarily generates revenue from finance income. Finance income is recognized as the interest accrues using the effective interest rate, which is the rate that discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset. Corporate and Eliminations also includes the elimination of sales of crude oil, bitumen, natural gas and NGLs between segments.

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

Husky Energy Inc. | Consolidated Financial Statements | 25

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

Revenue from fixed price construction contracts are recognized using the percentage of completion method based on costs incurred, which requires estimating the expected costs to complete a project. Changes in these assumptions may result in a material difference in the construction revenue recognized. See Note 25.

z) Recent Accounting Standards

The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

i) Leases

In January 2016, the IASB issued IFRS 16 Leases, which replaces the current IFRS guidance on leases. Under the current guidance, lessees are required to determine if the lease is a finance or operating lease, based on specified criteria. Finance leases are recognized on the balance sheet while operating leases are recognized in the consolidated statements of income when the expense is incurred. Under IFRS 16, lessees must recognize a lease liability and a right-of-use asset for virtually all lease contracts. The recognition of the present value of minimum lease payments for certain contracts currently classified as operating leases will result in increases to assets, liabilities, depletion, depreciation and amortization, and finance expense, and a decrease to production, operating and transportation expense upon implementation. Optional exemptions to not recognize certain short-term leases or leases of low value can be applied by lessees. For lessors, the accounting remains essentially unchanged.

The Company will adopt IFRS 16 on the effective date of January 1, 2019 and has selected the modified retrospective transition approach. The optional exemptions to not recognize certain short-term and low value leases will be applied.

Husky Energy Inc. | Consolidated Financial Statements | 26

For leases implemented January 1, 2019, the Company will recognize a right-of-use asset of $1.1 billion equal to the lease liability at the present value of the remaining lease payments discounted using the Company’s incremental borrowing rate. The implementation of IFRS 16 does not have a material impact on the consolidated statements of income. Due to a change in classification of operating lease expenses, cash flow from operating activities will increase and cash flow from financing activities will decrease, with no overall impact to the cash position for the Company.

aa) Change in Accounting Policy

i) Revenue from Contracts with Customers

In September 2015, the IASB published an amendment to IFRS 15 Revenue from Contracts with Customers, deferring the effective date to annual periods beginning on or after January 1, 2018. IFRS 15 replaces existing revenue recognition guidance with a single comprehensive accounting model. The standard requires an entity to recognize revenue to reflect the transfer of goods and services for the amount it expects to receive when control is transferred to the purchaser. The Company retrospectively adopted the standard on January 1, 2018. The adoption of IFRS 15 did not require any material adjustments to the amounts recorded in the consolidated financial statements; however, additional disclosures are presented in the consolidated financial statements.

Revenue is recognized when the performance obligations are satisfied and revenue can be reliably measured. Revenue is measured at the consideration specified in the contracts and represents amounts receivable for goods or services provided in the normal course of business, net of discounts, customs duties and sales taxes. Natural gas sales in Asia Pacific are under long-term, fixed price contracts. Substantially all other revenue is based on floating prices. Performance obligations associated with the sale of crude oil, crude oil equivalents, and refined products are satisfied at the point in time when the products are delivered to and title passes to the customer. Performance obligations associated with processing services, transportation, blending and storage, and marketing services are satisfied at the point in time when the services are provided.

ii) Financial Instruments

In July 2014, the IASB issued IFRS 9 Financial Instruments to replace IAS 39, which provides a single model for classification and measurement based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial instruments. For financial liabilities, the change in fair value resulting from an entity’s own credit risk is recorded in other comprehensive income rather than net earnings, unless this creates an accounting mismatch. IFRS 9 includes a new, forward-looking ‘expected loss’ impairment model that will result in a more timely recognition of expected credit losses. In addition, IFRS 9 provides a substantially-reformed approach to hedge accounting. The standard was effective for annual periods beginning on January 1, 2018. The Company retrospectively adopted the standard on January 1, 2018. The adoption of IFRS 9 did not require any material adjustments to the consolidated financial statements.

Financial assets previously classified as loans and receivables (cash and cash equivalents, accounts receivable, restricted cash, and long-term receivables), as well as financial liabilities previously classified as other financial liabilities (accounts payable and accrued liabilities, short-term debt, and long-term debt) have been reclassified to amortized cost. The carrying value and measurement of all financial instruments remains unchanged. The Company’s current process for assessing short-term receivables lifetime expected credit losses collectively in groups that share similar credit risk characteristics is unadjusted with the adoption of the new impairment model and resulted in no additional impairment allowance. Additionally, long-term receivables were assessed individually under the expected credit loss model and no impairment was concluded.

iii) Amendments to IFRS 2 Share-based payment

In June 2016, the IASB issued amendments to IFRS 2 to be applied prospectively for annual periods beginning on or after January 1, 2018. The amendments clarify how to account for certain types of share-based payment arrangements. The adoption of the amendments did not have a material impact on the Company’s consolidated financial statements.

Husky Energy Inc. | Consolidated Financial Statements | 27

Note 4 Cash and Cash Equivalents

Cash and cash equivalents at December 31, 2018 included $187 million of cash (December 31, 2017 – $280 million) and $2,679 million of short-term investments with original maturities less than three months at the time of purchase (December 31, 2017 – $2,233 million).

Note 5 Accounts Receivable

Accounts Receivable

($ millions)	December 31, 2018	December 31, 2017
Trade receivables	1,146	1,170
Provision for expected credit losses	(39)	(34)
Derivatives due within one year	43	17
Other(1)	205	33

End of year	1,355	1,186

(1)	Includes insurance proceeds of $143 million (2017—nil), related to the Superior Refinery incident.

Note 6 Inventories

Inventories

($ millions)	December 31, 2018	December 31, 2017
Crude oil, natural gas and NGL	445	539
Refined petroleum products	435	548
Trading inventories measured at fair value less costs to sell	200	237
Materials, supplies and other	152	189

End of year	1,232	1,513

Impairment of inventory to net realizable value for the year ended December 31, 2018 was $60 million (December 31, 2017 – nil), as a result of declining market benchmark prices.

Trading inventories measured at fair value less costs to sell consist of natural gas inventories and crude oil inventories. The fair value measurement incorporates exit commodity prices and adjustments for quality and location. Refer to Note 24.

Note 7 Restricted Cash

In accordance with the provisions of the regulations of the People’s Republic of China, the Company is required to deposit funds into separate accounts restricted to the funding of future asset retirement obligations in offshore China. As at December 31, 2018, the Company had deposited funds of $128 million which have been classified as non-current (2017 – $97 million). As at December 31, 2017, the Company deposited funds of $192 million, of which $95 million related to the Wenchang field and was classified as current. The Company’s participation in the Wenchang field expired in November 2017, and the amount of the decommissioning and disposal expenses was finalized in January 2018.

Husky Energy Inc. | Consolidated Financial Statements | 28

Note 8 Exploration and Evaluation Costs

Exploration and Evaluation Assets

($ millions)	2018	2017
Beginning of year	838	1,066
Additions	287	224
Disposals	(23)	—
Transfers to oil and gas properties (note 9)	(79)	(377)
Expensed exploration expenditures previously capitalized	(29)	(6)
Exchange adjustments	3	(69)

End of year	997	838

The following exploration and evaluation expenses for the years ended December 31, 2018 and 2017 relate to activities associated with the exploration for and evaluation of crude oil and natural gas resources and were recorded in the Upstream Exploration and Production business.

Exploration and Evaluation Expense Summary

($ millions)	2018	2017
Seismic, geological and geophysical	102	113
Expensed drilling	41	22
Expensed land	6	11

	149	146

Husky Energy Inc. | Consolidated Financial Statements | 29

Note 9 Property, Plant and Equipment

Property, Plant and Equipment

($ millions)	Oil and Gas Properties	Processing, Transportation and Storage	Upgrading	Refining	Retail and Other	Total
Cost
December 31, 2016	44,801	137	2,367	8,645	2,755	58,705
Additions(1)	1,371	11	230	561	140	2,313
Acquisitions	29	—	—	577	—	606
Transfers from exploration and evaluation (note 8)	377	—	—	—	—	377
Intersegment transfers	48	(61)	—	—	13	—
Changes in asset retirement obligations (note 16)	150	—	2	13	23	188
Disposals and derecognition	(4,702)	—	—	(39)	—	(4,741)
Exchange adjustments	(259)	(1)	—	(566)	(1)	(827)

December 31, 2017	41,815	86	2,599	9,191	2,930	56,621
Additions	2,465	12	62	744	151	3,434
Acquisitions	64	—	—	3	—	67
Transfers from exploration and evaluation (note 8)	79	—	—	—	—	79
Intersegment transfers	—	—	—	(5)	5	—
Changes in asset retirement obligations (note 16)	43	2	(2)	(5)	7	45
Disposals and derecognition	(632)	—	—	(10)	(1)	(643)
Exchange adjustments	362	1	—	773	3	1,139

December 31, 2018	44,196	101	2,659	10,691	3,095	60,742

Accumulated depletion, depreciation, amortization and impairment
December 31, 2016	(27,986)	(96)	(1,363)	(2,975)	(1,692)	(34,112)
Depletion, depreciation, amortization and impairment	(2,238)	(2)	(99)	(406)	(137)	(2,882)
Intersegment transfers	(37)	50	—	—	(13)	—
Disposals and derecognition	4,124	—	—	16	—	4,140
Exchange adjustments	121	1	—	189	—	311

December 31, 2017	(26,016)	(47)	(1,462)	(3,176)	(1,842)	(32,543)
Depletion, depreciation, amortization and impairment	(1,811)	(2)	(123)	(503)	(152)	(2,591)
Disposals and derecognition	586	—	—	10	—	596
Exchange adjustments	(138)	(1)	—	(264)	(1)	(404)

December 31, 2018	(27,379)	(50)	(1,585)	(3,933)	(1,995)	(34,942)

Net book value
December 31, 2017	15,799	39	1,137	6,015	1,088	24,078
December 31, 2018	16,817	51	1,074	6,758	1,100	25,800

(1)	Additions include assets under finance lease.

Depletion, depreciation, amortization and impairment for the year ended December 31, 2018 included a $56 million derecognition of the carrying value reflected in the second and third quarter of 2018 for damage caused by an incident at the Superior Refinery in the Company’s U.S Refining and Marketing segment (December 31, 2017—a pre-tax impairment expense of $173 million in the Upstream Exploration and Production segment).

In addition, the Company accrued pre-tax recoveries for property damage, rebuild costs, business interruption and clean-up costs associated with the Superior Refinery incident of $468 million for the year ended December 31, 2018, which is included in other-net in the consolidated statements of income.

The provisions for derecognition and insurance recoveries are based on management’s best estimates as at December 31, 2018, with measurement uncertainty around the provision for property damage, and business interruption insurance recoveries. As the assessment of damage is ongoing, the provisions may be subject to changes.

Costs of property, plant and equipment, including major development projects, not subject to depletion, depreciation and amortization as at December 31, 2018 were $5.2 billion (December 31, 2017 – $2.8 billion) including undeveloped land assets of $117 million as at December 31, 2018 (December 31, 2017 – $57 million).

Husky Energy Inc. | Consolidated Financial Statements | 30

The net book values of assets held under finance lease within property, plant and equipment are as follows:

Assets Under Finance Lease

($ millions)	Refining	Oil and Gas Properties	Total
December 31, 2017	152	335	487
December 31, 2018	141	323	464

Assets Dispositions

During 2017, the Company completed the sale of select assets in Western Canada to third parties for gross proceeds of approximately $185 million, resulting in a pre-tax gain of $46 million and an after-tax gain of $36 million. The assets and related liabilities were recorded in the Upstream Exploration and Production segment.

Assets Acquisitions

On November 8, 2017, the Company completed the purchase of the Superior Refinery, a 50,000 bbls/day permitted capacity facility located in Superior, Wisconsin, U.S., from Calumet Specialty Products Partners, L.P. (“Calumet”) for $670 million (US$527 million).

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

Husky Energy Inc. | Consolidated Financial Statements | 31

Note 10 Goodwill

Goodwill

($ millions)	December 31, 2018	December 31, 2017
Beginning of year	633	679
Exchange adjustments	57	(46)

End of year	690	633

As at December 31, 2018, the Company’s goodwill balance related entirely to the Lima Refinery. For impairment testing purposes, the recoverable amount of the Lima Refinery CGU was estimated using the higher of FVLCS and VIU methodology based on cash flows expected over a 50-year period and discounted using an after-tax discount rate of 8 percent.

Management used the higher of FVLCS and VIU calculations for the Lima Refinery CGU, which are sensitive to changes in discount rate, forecasted crack spreads and growth rate. The discount rate is derived from the post-tax weighted average cost of capital, of a group of relevant peers, considered to represent the rate of return that would be required by a typical market participant for similar assets, with appropriate adjustments made to reflect the risks specific to the refinery. Forecasted crack spreads are based on WTI and prices for gasoline and diesel, and are consistent with crack spreads used in the Company’s long range plan.

Cash flow projections for the initial 10-year period are based on long range plan future cash flows and inflated by long-term growth rates of 1 percent and 2 percent, for future EBITDA and capital expenditures, respectively, for the remaining 40-year period. The inflation rate was based upon an average expected inflation rate for the U.S. of 2 percent and adjusted for throughput capacity constraints (2017 – 2 percent). As at December 31, 2018, the recoverable value of the CGU exceeded the carrying amount and no impairment was identified.

The Company used comparative market multipliers to corroborate discounted cash flow results.

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

Husky Energy Inc. | Consolidated Financial Statements | 32

Joint Venture

Husky-CNOOC Madura Ltd.

The Company currently holds 40 percent joint control in Husky-CNOOC Madura Ltd., which is engaged in the exploration for and production of oil and gas resources in Indonesia. Results of the joint venture are included in the consolidated statements of income in Exploration and Production in the Upstream segment.

Summarized below is the financial information for Husky-CNOOC Madura Ltd. accounted for using the equity method:

Results of Operations

($ millions, except share of equity investment)	2018	2017
Revenues	441	97
Expenses	(273)	(80)

Net earnings	168	17
Share of equity investment (percent)	40%	40%

Proportionate share of equity investment	51	12

Balance Sheets

($ millions, except share of equity investment)	December 31, 2018	December 31, 2017
Current assets(1)	373	152
Non-current assets	2,072	1,993
Current liabilities	(123)	(106)
Non-current liabilities(2)	(1,917)	(1,813)

Net assets	405	226
Share of net assets (percent)	40%	40%

Carrying amount in balance sheet	650	553

(1)	Includes cash and cash equivalents of $203 million (2017 – $26 million).
(2)

Includes deferred revenue of $2 million (2017 - nil) related to take-or-pay commitments, with respect to natural gas production volumes from the BD Project, not taken by the purchaser. As per the terms of the agreement, the purchaser has until the end of the agreement to take these volumes.

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

Husky Midstream Limited Partnership

On July 15, 2016, the Company completed the sale of its ownership interest in select midstream assets in the Lloydminster region of Alberta and Saskatchewan. The assets are held by a newly-formed limited partnership, HMLP, of which Husky owns 35 percent, Power Assets Holdings Ltd. (“PAH”) owns 48.75 percent and CK Infrastructure Holdings Ltd. (“CKI”) owns 16.25 percent. Results of the joint venture are included in the consolidated statements of income in Infrastructure and Marketing in the Upstream segment.

Summarized below is the financial information for HMLP accounted for using the equity method:

Results of Operations

($ millions, except share of equity investment)	2018	2017
Revenues	296	294
Expenses	(177)	(107)

Net earnings	119	187
Share of equity investment (percent)	35%	35%

Proportionate share of equity investment	18	49

Husky Energy Inc. | Consolidated Financial Statements | 33

Balance Sheet

($ millions, except share of net assets)	December 31, 2018	December 31, 2017
Current assets(1)	115	152
Non-current assets	2,849	2,617
Current liabilities	(153)	(75)
Non-current liabilities	(825)	(690)

Net assets	1,986	2,004
Share of net assets (percent)	35%	35%

Carrying amount in balance sheet	669	685

(1)	Current assets include cash and cash equivalents of $16 million (2017 – $28 million).

The Company’s share of equity investment and carrying amount of share of net assets does not equal the 35 percent joint control of the net income and net assets of HMLP due to the potential fluctuation in the partnership profit structure.

Note 12 Other Assets

Other Assets

($ millions)	December 31, 2018	December 31, 2017
Long-term receivables(1)	319	144
Leasehold incentives	—	2
Precious metals	23	21
Other	18	18

End of year	360	185

(1)	Includes insurance proceeds of $253 million (2017—nil), related to the Superior Refinery incident.

Note 13 Bank Operating Loans

At December 31, 2018, the Company had unsecured short-term borrowing lines of credit with banks totalling $900 million(1) (December 31, 2017 – $850 million) and letters of credit under these lines of credit totalling $439 million (December 31, 2017 – $422 million). As at December 31, 2018, bank operating loans were nil (December 31, 2017 – nil). Interest payable is based on Bankers’ Acceptance, CAD Prime Rate, U.S. LIBOR, or U.S. Base Rates.

Sunrise Oil Sands Partnership has an unsecured demand credit facility of $10 million (December 31, 2017 – $10 million) available for general purposes. The Company’s proportionate share of the liability for any drawings under this credit facility is $5 million (December 31, 2017 – $5 million). As at December 31, 2018, there was no balance outstanding under this credit facility (December 31, 2017 – no balance).

(1)	Includes $125 million demand facilities available specifically for letters of credit only.

Note 14 Accounts Payable and Accrued Liabilities

Accounts Payable and Accrued Liabilities

($ millions)	December 31, 2018	December 31, 2017
Trade payables	1,121	950
Accrued liabilities	1,712	1,791
Dividend payable (note 19)	126	9
Stock-based compensation	32	30
Derivatives due within one year	39	115
Other	129	138

End of year	3,159	3,033

Husky Energy Inc. | Consolidated Financial Statements | 34

Note 15 Debt and Credit Facilities

Short-term Debt

($ millions)	December 31, 2018	December 31, 2017
Commercial paper(1)	200	200

(1)

The commercial paper is supported by the Company’s syndicated credit facilities and the Company is authorized to issue commercial paper up to a maximum of $1.0 billion having a term not to exceed 365 days. The weighted average interest rate as at December 31, 2018 was 2.20 percent per annum (December 31, 2017 – 1.40 percent).

Long-term Debt

		Canadian $ Amount		U.S. $ Denominated
($ millions)	Maturity	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Long-term debt
6.15% notes(1)(3)	2019	—	376	—	300
7.25% notes(1)(4)	2019	—	939	—	750
5.00% notes(5)	2020	400	400	—	—
3.95% notes(1)(4)	2022	682	626	500	500
4.00% notes(1)(4)	2024	1,023	939	750	750
3.55% notes(5)	2025	750	750	—	—
3.60% notes(5)	2027	750	750	—	—
6.80% notes(1)(4)	2037	528	484	387	387
Debt issue costs(2)		(19)	(24)	—	—

Long-term debt		4,114	5,240	1,637	2,687

Long-term debt due within one year
6.15% notes(1)(3)	2019	410	—	300	—
7.25% notes(1)(4)	2019	1,023	—	750	—

Long-term debt due within one year		1,433	—	1,050	—

(1)

All of the Company’s U.S. dollar denominated debt is designated as a hedge of the Company’s net investment in selected foreign operations with a U.S. dollar functional currency. Refer to Note 24 for Foreign Currency Risk Management.

(2)	Calculated using the effective interest rate method.
(3)	The 6.15% notes represent unsecured securities under a trust indenture dated June 14, 2002.
(4)	The 7.25%, the 3.95%, the 4.00% and the 6.80% notes represent unsecured securities under a trust indenture dated September 11, 2007.
(5)	The 5.00%, the 3.55% and the 3.60% notes represent unsecured securities under a trust indenture dated December 21, 2009.

Credit Facilities

On November 30, 2017, the maturity date for one of the Company’s $2.0 billion revolving syndicated credit facilities, previously set to expire on June 19, 2018, was extended to June 19, 2022.

As at December 31, 2018 the covenant under the Company’s syndicated credit facilities was a debt to capital covenant, calculated as total debt (long-term debt including long-term debt due within one year and short-term debt) and certain adjusting items specified in the agreement divided by total debt, shareholders’ equity and certain adjusting items specified in the agreement. This covenant is used to assess the Company’s financial strength. If the Company does not comply with the covenants under the syndicated credit facilities, there is the risk that repayment could be accelerated. The Company was in compliance with the syndicated credit facility covenants at December 31, 2018, and assessed the risk of non-compliance to be low. As at December 31, 2018, the Company had no borrowings under its $2.0 billion facility expiring March 9, 2020 (December 31, 2017 – no borrowings) and no borrowings under its $2.0 billion facility expiring June 19, 2022 (December 31, 2017 – no borrowings).

There continues to be no difference between the terms of these facilities, other than their maturity dates. Interest payable is based on Bankers’ Acceptance, CAD Prime Rate, U.S. LIBOR, or U.S. Base Rates, depending on the borrowing option selected and credit ratings assigned by certain credit rating agencies to the Company’s rated senior unsecured debt.

Husky Energy Inc. | Consolidated Financial Statements | 35

Notes

On March 10, 2017, the Company issued $750 million of 3.60 percent notes due March 10, 2027. This was completed by way of a prospectus supplement dated March 7, 2017, to the Company’s universal short form base shelf prospectus dated February 23, 2015. The notes are redeemable at the option of the Company at any time, subject to a make-whole premium unless the notes are redeemed in the three month period prior to maturity. Interest is payable semi-annually on March 10 and September 10 of each year, beginning September 10, 2017. The notes are unsecured and unsubordinated and rank equally with all of the Company’s other unsecured and unsubordinated indebtedness.

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

On January 29, 2018, the Company filed a universal short form base shelf prospectus (the “2018 U.S. Shelf Prospectus”) with the Alberta Securities Commission. On January 30, 2018, the Company’s related U.S. registration statement with the SEC containing the 2018 U.S. Shelf Prospectus became effective which enables the Company to offer up to US$3.0 billion of debt securities, common shares, preferred shares, subscription receipts, warrants and units of the Company in the U.S. up to and including February 29, 2020.

On December 4, 2018, the Company entered into cash flow hedges using forward interest rate swaps to fix the underlying U.S. $500 million 10-year note fixed rate to December 15, 2019. Refer to Note 24.

At December 31, 2018, the Company had unused capacity of $3.0 billion under its 2017 Canadian Shelf Prospectus and US$3.0 billion under its 2018 U.S. Shelf Prospectus and related U.S. registration statement.

The Company’s notes, credit facilities and short-term lines of credit rank equally in right of payment.

Reconciliation of Changes of Liabilities to Cash Flows from Financing Activities

	Liabilities
		Long-term debt		Other long-term
($ millions)	Short-term debt	due within one year	Long-term debt	liabilities
December 31, 2017	200	—	5,240	1,237
Changes from financing cash flows
Long-term debt issuance	—	—	—	—
Long-term debt repayment	—	—	—	—
Short-term debt issuance	—	—	—	—
Short-term debt repayment	—	—	—	—
Debt issue costs	—	—	—	—

Total change from financing cash flows	—	—	—	—

Other changes – liability-related
Reclassification to short-term	—	1,399	(1,399)	—
Foreign exchange	—	—	—	32
Fair value changes	—	—	—	(67)
Addition of finance lease obligations	—	—	—	—
Payment of finance lease obligations	—	—	—	(15)
Deferred revenue	—	—	—	(100)
Amortization of debt issuance costs	—	—	4	—
Foreign exchange recognized in OCI	—	34	269	—
Other	—	—	—	20

Total other changes – liability related	—	1,433	(1,126)	(130)

December 31, 2018	200	1,433	4,114	1,107

Husky Energy Inc. | Consolidated Financial Statements | 36

Note 16 Asset Retirement Obligations

At December 31, 2018, the estimated total undiscounted inflation-adjusted amount required to settle the Company’s ARO was $9.2 billion (December 31, 2017 – $9.7 billion). These obligations will be settled based on the useful lives of the underlying assets, which currently extend an average of 45 years (December 31, 2017 – 42 years) into the future. This amount has been discounted using credit-adjusted risk-free rates of 3.8 percent to 5.0 percent (December 31, 2017 – 2.9 percent to 4.8 percent) and an inflation rate of 2 percent (December 31, 2017 – 2 percent). Obligations related to future environmental remediation and cleanup of oil and gas assets are included in the estimated ARO.

The change in the provision in 2018 is primarily related to increased decommissioning and restoration activities and increase in the average discount rate, partially offset by an increase in the estimated cost of decommissioning activities.

While the provision is based on management’s best estimates of future costs, discount rates and the economic lives of the assets, there is uncertainty regarding the amount and timing of incurring these costs.

A reconciliation of the carrying amount of asset retirement obligations at December 31, 2018 and 2017 is set out below:

Asset Retirement Obligations

($ millions)	2018	2017
Beginning of year	2,526	2,791
Additions	40	47
Liabilities settled	(270)	(136)
Liabilities disposed	(11)	(420)
Change in discount rate	(68)	143
Change in estimates	93	(2)
Exchange adjustment	17	(9)
Accretion (note 21)	97	112

End of year	2,424	2,526

Expected to be incurred within 1 year	202	274
Expected to be incurred beyond 1 year	2,222	2,252

At December 31, 2018, the Company had deposited funds of $128 million into the restricted accounts for funding of future asset retirement obligations in offshore China. These amounts have been classified as non-current and included in restricted cash. At December 31, 2017, the Company had deposited funds of $192 million, of which $95 million related to the Wenchang field and was classified as current, the remaining balance of $97 million was classified as non-current. The Company’s participation in the Wenchang field expired in November 2017, and the amount of the decommissioning and disposal expenses was finalized in January 2018.

Note 17 Other Long-term Liabilities

Other Long-term Liabilities

($ millions)	December 31, 2018	December 31, 2017
Employee future benefits (note 22)	205	248
Finance lease obligations	467	498
Stock-based compensation	42	32
Deferred revenue	205	284
Leasehold incentives	96	101
Other	92	74

End of year	1,107	1,237

Husky Energy Inc. | Consolidated Financial Statements | 37

Finance lease obligations

The future minimum lease payments under existing finance leases are payable as follows:

	Within 1 year		After 1 year but no more than 5 years		More than 5 years		Total
($ millions)	2018	2017	2018	2017	2018	2017	2018	2017
Future minimum lease payments	69	69	242	258	1,014	993	1,325	1,320
Interest	48	48	175	174	613	594	836	816

Present value of minimum lease payments	66	66	180	194	243	244	489	504

Deferred revenue

Deferred revenue relates to take-or-pay commitments, with respect to natural gas production volumes from the Liwan 3-1 field in Asia Pacific, not taken by the purchaser. As per the terms of the agreement, the purchaser has until the end of the agreement to take these volumes.

($ millions)	December 31, 2018	December 31, 2017
Beginning of year	284	321
Take-or-pay payments received	—	12
Revenue recognized	(100)	(28)
Exchange adjustment	21	(21)

End of year	205	284

Note 18 Income Taxes

The major components of income tax expense for the years ended December 31, 2018 and 2017 were as follows:

Income Tax Expense (Recovery)

($ millions)	2018	2017
Current income tax
Current income tax charge	86	28
Adjustments to current income tax estimates	(11)	(31)

	75	(3)

Deferred income tax
Relating to origination and reversal of temporary differences	378	83
Adjustments to deferred income tax estimates	18	(442)

	396	(359)

Deferred Tax Items in OCI

($ millions)	2018	2017
Deferred tax items expensed (recovered) directly in OCI
Derivatives designated as cash flow hedges	(5)	—
Remeasurement of pension plans	17	(4)
Exchange differences on translation of foreign operations	87	(82)
Hedge of net investment	(41)	38

	58	(48)

Husky Energy Inc. | Consolidated Financial Statements | 38

The provision for income taxes in the consolidated statements of income reflects an effective tax rate which differs from the expected statutory tax rate. Differences for the years ended December 31, 2018 and 2017 were accounted for as follows:

Reconciliation of Effective Tax Rate

($ millions, except tax rate)	2018	2017
Earnings before income taxes
Canada	734	(440)
United States	493	301
Other foreign jurisdictions	701	563

	1,928	424
Statutory Canadian income tax rate (percent)	27.2%	27.1%

Expected income tax	525	115
Effect on income tax resulting from:
Foreign jurisdictions	(36)	20
Non-taxable items	(13)	(1)
Adjustments with respect to previous year	7	(473)
Revaluation of foreign tax pools	(4)	(8)
Other – net	(8)	(15)

Income tax expense (recovery)	471	(362)

The statutory tax rate is 27.2 percent in 2018 (2017 – 27.1 percent). The 2018 and 2017 tax rates were similar due to no significant changes to tax rates.

Effective January 1, 2018, the U.S. Federal corporate tax rate was reduced from 35 percent to 21 percent. Included in income tax expense for the year ended December 31, 2017 was a $436 million deferred income tax recovery related to the revaluation of the U.S. deferred tax liabilities.

The following reconciles the movements in the deferred income tax liabilities and assets:

Deferred Tax Liabilities and Assets

($ millions)	January 1, 2018	Recognized in Earnings	Recognized in OCI	Other	December 31, 2018
Deferred tax liabilities
Exploration and evaluation assets and property, plant and equipment	(3,727)	(260)	(106)	4	(4,089)
Foreign exchange gains taxable on realization	(177)	(43)	46	—	(174)
Debt issue costs	(3)	(1)	—	—	(4)
Other temporary differences	(90)	62	—	—	(28)
Deferred tax assets
Pension plans	40	(15)	(17)	—	8
Asset retirement obligations	679	(29)	4	—	654
Loss carry-forwards	523	(70)	15	—	468
Financial assets at fair value	31	(40)	—	—	(9)

	(2,724)	(396)	(58)	4	(3,174)

Husky Energy Inc. | Consolidated Financial Statements | 39

Deferred Tax Liabilities and Assets

($ millions)	January 1, 2017	Recognized in Earnings	Recognized in OCI	Other	December 31, 2017
Deferred tax liabilities
Exploration and evaluation assets and property, plant and equipment	(3,998)	187	104	(20)	(3,727)
Foreign exchange gains taxable on realization	(224)	85	(38)	—	(177)
Debt issue costs	(2)	(1)	—	—	(3)
Other temporary differences	(21)	(69)	—	—	(90)
Deferred tax assets
Pension plans	32	4	4	—	40
Asset retirement obligations	693	(8)	(6)	—	679
Loss carry-forwards	389	150	(16)	—	523
Financial assets at fair value	20	11	—	—	31

	(3,111)	359	48	(20)	(2,724)

The Company has temporary differences associated with its investments in its foreign subsidiaries, branches, and interests in joint ventures. At December 31, 2018, the Company had nil deferred tax liabilities in respect to these investments (December 31, 2017 – nil).

At December 31, 2018, the Company had $1,806 million (December 31, 2017 – $2,031 million) of tax losses that will expire between 2030 and 2037. The Company has recorded deferred tax assets in respect of these losses, as there are sufficient taxable temporary differences in the various jurisdictions to utilize these losses.

Note 19 Share Capital

Common Shares

The Company is authorized to issue an unlimited number of no par value common shares.

Common Shares	Number of Shares	Amount ($ millions)
December 31, 2016	1,005,451,854	7,296
Share cancellation	(331,842)	(3)

December 31, 2017	1,005,120,012	7,293
Options exercised (1)	1,726	—

December 31, 2018	1,005,121,738	7,293

(1)	Stock options exercised was less than $1 million.

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

On February 28, 2018, the Board of Directors reinstated the quarterly common share dividends.

Common Share Dividends

	2018		2017
($ millions)	Declared	Paid	Declared	Paid
	402	276	—	—

At December 31, 2018, Common Share dividends payable were $126 million (December 31, 2017 – nil).

Husky Energy Inc. | Consolidated Financial Statements | 40

Preferred Shares

The Company is authorized to issue an unlimited number of no par value preferred shares.

Cumulative Redeemable Preferred Shares	Number of Shares	Amount ($ millions)
December 31, 2016	36,000,000	874
December 31, 2017	36,000,000	874

December 31, 2018	36,000,000	874

Cumulative Redeemable Preferred Shares Dividends

	2018		2017
($ millions)	Declared	Paid	Declared	Paid
Series 1 Preferred Shares	6	8	6	6
Series 2 Preferred Shares	1	1	1	1
Series 3 Preferred Shares	12	14	11	11
Series 5 Preferred Shares	9	11	9	9
Series 7 Preferred Shares	7	9	7	7

	35	43	34	34

At December 31, 2018, Preferred Share dividends payable were nil (December 31, 2017 - $9 million).

Holders of the Cumulative Redeemable Preferred Shares, Series 1 (the “Series 1 Preferred Shares”) are entitled to receive a cumulative quarterly fixed dividend yielding 2.404 percent annually for a five year period ending March 31, 2021, as and when declared by the Company’s Board of Directors. Thereafter, the dividend rate will be reset every five years at a rate equal to the five-year Government of Canada bond yield plus 1.73 percent. Holders of Series 1 Preferred Shares have the right, at their option, to convert their shares into Cumulative Redeemable Preferred Shares, Series 2 (the “Series 2 Preferred Shares”), subject to certain conditions, on March 31, 2021 and on March 31 every five years thereafter.

Holders of the Series 2 Preferred Shares are entitled to receive a cumulative quarterly floating rate dividend that is reset every quarter for a five year period ending March 31, 2021, as and when declared by the Company’s Board of Directors. The dividend rate applicable to the Series 2 Preferred Shares, for the three month period commencing September 30, 2018 but excluding December 31, 2018, was 3.239 percent based on the sum of the Government of Canada 90 day Treasury bill rate on August 21, 2018 plus 1.73 percent. Holders of Series 2 Preferred Shares have the right, at their option, to convert their shares into Series 1 Preferred Shares, subject to certain conditions, on March 31, 2021 and on March 31 every five years thereafter.

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

Holders of the Cumulative Redeemable Preferred Shares, Series 5 (the “Series 5 Preferred Shares”) are entitled to receive a cumulative quarterly fixed dividend yielding 4.50 percent annually for the initial period ending March 31, 2020 as declared by the Board of Directors. Thereafter, the dividend rate will be reset every 5 years at the rate equal to the five-year Government of Canada bond yield plus 3.57 percent. Holders of Series 5 Preferred Shares will have the right, at their option, to convert their shares into Cumulative Redeemable Preferred Shares, Series 6 (the “Series 6 Preferred Shares”), subject to certain conditions, on March 31, 2020 and on March 31 every five years thereafter. Holders of the Series 6 Preferred Shares will be entitled to receive cumulative quarterly floating dividends at a rate equal to the 90-day Government of Canada Treasury Bill yield plus 3.57 percent.

Holders of the Cumulative Redeemable Preferred Shares, Series 7 (the “Series 7 Preferred Shares”) are entitled to receive a cumulative fixed dividend yielding 4.60 percent annually for the initial period ending June 30, 2020 as declared by the Board of Directors. Thereafter, the dividend rate will be reset every 5 years at the rate equal to the five-year Government of Canada bond yield plus 3.52 percent. Holders of the Series 7 Preferred Shares will have the right, at their option, to convert their shares into Cumulative Redeemable Preferred Shares, Series 8 (the “Series 8 Preferred Shares”), subject to certain conditions, on June 30, 2020 and on June 30 every 5 years thereafter. Holders of the Series 8 Preferred Shares will be entitled to receive cumulative quarterly floating dividends at a rate equal to the 90-day Government of Canada Treasury Bill yield plus 3.52 percent.

Husky Energy Inc. | Consolidated Financial Statements | 41

Stock Option Plan

Pursuant to the Incentive Stock Option Plan (the “Option Plan”), the Company may grant from time to time to executive officers and certain employees of the Company options to purchase common shares of the Company. The term of each option is five years, and vests one-third on each of the first three anniversary dates from the grant date. The Option Plan provides the option holder with the right to exercise the option to acquire one common share at the exercise price or surrender the option for a cash payment. The exercise price of the option is equal to the weighted average trading price of the Company’s common shares during the five trading days prior to the grant date. When the stock option is surrendered to the Company, the cash payment is equal to the excess of the aggregate fair market value of the common shares able to be purchased pursuant to the vested and exercisable portion of such stock options on the date of surrender over the aggregate exercise price for those common shares pursuant to those stock options. The fair market value of common shares is calculated as the closing price of the common shares on the date on which board lots of common shares have traded immediately preceding the date a holder of the stock options provides notice to the Company that he or she wishes to surrender his or her stock options to the Company in lieu of exercise.

Included in accounts payable and accrued liabilities and other long-term liabilities in the consolidated balance sheets at December 31, 2018 was $11 million (December 31, 2017 – $21 million) representing the estimated fair value of options outstanding. The total expense recovery recognized in selling, general and administrative expenses in the consolidated statements of income for the Option Plan for the year ended December 31, 2018 was $3 million (December 31, 2017 – expense of $13 million). At December 31, 2018, the intrinsic value of stock options exercisable for cash was nil (December 31, 2017 – $12 million).

The following options to purchase common shares have been awarded to officers and certain other employees:

Outstanding and Exercisable Options

	2018		2017
	Number of Options (thousands)	Weighted Average Exercise Prices ($)	Number of Options (thousands)	Weighted Average Exercise Prices ($)
Outstanding, beginning of year	22,645	23.96	25,459	26.26
Granted(1)	5,610	17.21	5,544	16.13
Exercised for common shares	(2)	15.67	—	—
Surrendered for cash	(1,772)	15.82	—	—
Expired or forfeited	(6,514)	27.69	(8,358)	25.62

Outstanding, end of year	19,967	21.48	22,645	23.96

Exercisable, end of year	10,461	25.87	12,946	28.91

(1)	Options granted during the year ended December 31, 2018 were attributed a fair value of $2.90 per option (2017 – $2.01) at grant date.

Outstanding and Exercisable Options

	Outstanding Options			Exercisable Options
Range of Exercise Price	Number of Options (thousands)	Weighted Average Exercise Prices ($)	Weighted Average Contractual Life (years)	Number of Options (thousands)	Weighted Average Exercise Prices ($)
$ 14.20 – $ 29.99	16,061	18.55	2.90	6,555	21.30
$ 30.00 – $ 36.20	3,906	33.52	0.17	3,906	33.51

December 31, 2018	19,967	21.48	2.37	10,461	25.87

Husky Energy Inc. | Consolidated Financial Statements | 42

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

Black-Scholes Assumptions	December 31, 2018	December 31, 2017
	Tandem Options	Tandem Options
Dividend per option	0.56	0.72
Range of expected volatilities used (percent)	16.8 - 44.4	16.7 - 32.9
Range of risk-free interest rates used (percent)	1.6 - 1.9	0.9 - 1.9
Expected life of share options from vesting date (years)	1.95	1.95
Expected forfeiture rate (percent)	8.9	9.0
Weighted average exercise price	22.46	25.46
Weighted average fair value	0.65	1.15

The expected life of the share options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the expected life of the options is indicative of future trends, which may also not necessarily be the actual outcome.

Performance Share Units

In February 2010, the Compensation Committee of the Board of Directors of the Company established the Performance Share Unit Plan for executive officers and certain employees of the Company. The term of each PSU is three years, and the PSU vests on the second and third anniversary dates of the grant date in percentages determined by the Compensation Committee based on the Company’s total shareholder return relative to a peer group of companies and achieving a ROCIU target set by the Company. ROCIU equals net earnings plus after tax interest expense divided by the two-year average capital employed, less any capital invested in assets that are not in use. Net earnings is adjusted for the difference between actual realized and budgeted commodity prices and foreign exchange rates and other actual and budgeted exceptional items. Upon vesting, PSU holders receive a cash payment equal to the number of vested PSUs multiplied by the weighted average trading price of the Company’s common shares for the five preceding trading days. As at December 31, 2018, the carrying amount of the liability relating to PSUs was $63 million (December 31, 2017 – $41 million). The total expense recognized in selling, general and administrative expenses in the consolidated statements of income for the PSUs for the year ended December 31, 2018 was $47 million (2017 – $32 million). The Company paid out $24 million (2017 – $15 million) for performance share units which vested in the year. The weighted average contractual life of the PSUs at December 31, 2018 was two years (December 31, 2017 – two years).

The number of PSUs outstanding was as follows:

Performance Share Units	2018	2017
Beginning of year	8,361,918	4,863,690
Granted	6,108,430	5,667,970
Exercised	(1,354,316)	(966,932)
Forfeited	(1,509,388)	(1,202,810)

Outstanding, end of year	11,606,644	8,361,918

Vested, end of year	4,487,585	2,262,954

Husky Energy Inc. | Consolidated Financial Statements | 43

Earnings per Share

Earnings per Share

($ millions)	2018	2017
Net earnings	1,457	786
Effect of dividends declared on preferred shares in the year	(35)	(34)

Net earnings – basic	1,422	752
Dilutive effect of accounting for stock options(1)	(13)	4

Net earnings – diluted	1,409	756

(millions)
Weighted average common shares outstanding – basic	1,005.1	1,005.3
Effect of stock dividends declared in the year	1.0	—

Weighted average common shares outstanding – diluted	1,006.1	1,005.3

Earnings per share – basic ($/share)	1.41	0.75
Earnings per share – diluted ($/share)	1.40	0.75

(1)

For the year ended December 31, 2018, equity-settlement of stock options was used to calculate diluted earnings per share as it was considered more dilutive than cash-settlement (December 31, 2017—cash settlement method was used). Stock-based compensation recovery was $3 million based on equity-settlement for the year ended December 31, 2018 (2017 – expense of $9 million). Stock-based compensation expense would have been $10 million based on cash-settlement for the year ended December 31, 2018 (2017 – $13 million).

For the year ended December 31, 2018, 13 million tandem options (2017 – 23 million) were excluded from the calculation of diluted earnings per share as these options were anti-dilutive.

Note 20 Production, Operating and Transportation and Selling, General and Administrative Expenses

The following table summarizes production, operating and transportation expenses in the consolidated statements of income for the years ended December 31, 2018 and 2017:

Production, Operating and Transportation Expenses

($ millions)	2018	2017
Services and support costs	1,039	930
Salaries and benefits	762	664
Materials, equipment rentals and leases	243	248
Energy and utility	405	453
Licensing fees	191	200
Transportation	24	26
Other	139	158

Total production, operating and transportation expenses	2,803	2,679

The following table summarizes selling, general and administrative expenses in the consolidated statements of income for the years ended December 31, 2018 and 2017:

Selling, General and Administrative Expenses

($ millions)	2018	2017
Employee costs(1)	332	395
Stock-based compensation expense(2)	44	45
Contract services	104	100
Equipment rentals and leases	39	37
Maintenance and other	135	73

Total selling, general and administrative expenses	654	650

(1)

Employee costs are comprised of salary and benefits earned during the year, plus cash bonuses awarded during the year. Annual bonus awards settled in shares are included in stock-based compensation expense.

(2)	Stock-based compensation expense represents the cost to the Company for participation in share-based payment plans.

Husky Energy Inc. | Consolidated Financial Statements | 44

Note 21 Financial Items

Financial Items

($ millions)	2018	2017
Foreign exchange
Non-cash working capital gains	(3)	(3)
Other foreign exchange gains (losses)	17	(3)

Net foreign exchange gains (losses)	14	(6)

Finance income	64	37

Finance expenses
Long-term debt	(320)	(342)
Contribution payable (note 11)	—	(2)
Other	(5)	(4)

	(325)	(348)
Interest capitalized(1)	108	68
	(217)	(280)
Accretion of asset retirement obligations (note 16)	(97)	(112)

Finance expenses	(314)	(392)

Total Financial Items	(236)	(361)

(1)	Interest capitalized on project costs is calculated using the Company’s annualized effective interest rate of 5 percent (2017 – 5 percent).

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

The measurement date of all plan assets and the accrued benefit obligations was December 31, 2018. The Company is required to file an actuarial valuation of its defined benefit pension with the provincial or state regulator at least every three years. The most recent actuarial valuation was December 31, 2016 for the Canadian defined benefit plan and December 31, 2018 for the U.S defined benefit plan. The most recent actuarial valuation was April 30, 2018 for the Canadian Other Post-employment benefit plan. The most recent actuarial valuation of the U.S. Other Post-employment benefit plan was January 18, 2019.

Defined Contribution Pension Plan

During the year ended December 31, 2018, the Company recognized a $54 million expense (2017 – $46 million) for the defined contribution plan and the two U.S. 401(k) plans in net earnings.

Husky Energy Inc. | Consolidated Financial Statements | 45

Defined Benefit Pension Plans (“DB Pension Plan”) and Other Post-employment Benefit Plans (“OPEB Plans”)

Defined Benefit Obligations

	DB Pension Plans		OPEB Plans
($ millions)	2018	2017	2018	2017
Beginning of year	76	178	244	213
Current service cost	1	1	11	15
Interest cost	3	4	8	8
Benefits paid	(2)	(9)	(4)	(4)
Settlements	—	(140)	—	—
Increase due to business combinations(1)	—	34	—	—
Remeasurements
Actuarial (gain) loss – experience	2	3	(13)	—
Actuarial loss – financial assumptions	(4)	5	(45)	12
Effect of changes in foreign exchange rates	3	—	(2)	—

End of year	79	76	199	244

(1)	The Superior Refinery DB pension plan was transferred from Calumet GP.LLC to Husky Energy Inc. effective November 2017.

Fair Value of Plan Assets

	DB Pension Plans		OPEB Plans
($ millions)	2018	2017	2018	2017
Beginning of year	67	183	—	—
Contributions by employer	1	6	2	—
Benefits paid	(2)	(9)	(2)	—
Interest income	2	4	—	—
Return on plan assets greater than discount rate	—	4	—	—
Settlements	—	(148)	—	—
Increase due to business combinations(1)	—	27	—	—
Effect of changes in foreign exchange rates	3	—	—	—

End of year	71	67	—	—

(1)	The Superior Refinery DB pension plan was transferred from Calumet GP.LLC to Husky Energy Inc. effective November 2017. Please refer to Note 9 for business combination.

Funded status

	DB Pension Plans		OPEB Plans
($ millions)	2018	2017	2018	2017
Net asset (liability)	(8)	(9)	(199)	(244)

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

Furthermore, as part of a risk management strategy the Company also purchased a $48 million annuity, on July 27, 2017, to offset the related $42 million defined benefit obligation for the active plan members. This resulted in a $3 million actuarial loss (net of tax of $1 million) on plan assets recorded in other comprehensive income in 2017.

The Company continued to accrue service costs for the active plan members and the contribution to the plan for 2018.

In November 2017, the Company also acquired a small defined benefit pension plan for the employees of the Superior Refinery which is closed to new entrants.

Husky Energy Inc. | Consolidated Financial Statements | 46

The composition of the DB Pension Plan assets at December 31, 2018 and 2017 was as follows:

DB Pension Plan Assets

(percent)	Target allocation range	2018	2017
Money market type funds	—	5.0	0.2
Equity securities	—	—	—
Debt securities	100	95.0	99.8

The following table summarizes amounts recognized in net earnings and OCI for the DB Pension Plans and the OPEB Plans for the years ended December 31, 2018 and 2017:

	DB Pension Plan		OPEB Plans
($ millions)	2018	2017	2018	2017
Amounts recognized in net earnings
Current service cost	1	1	11	15
Past service cost	—	1	—	—
Net Interest cost	1	—	8	8
Settlement loss	—	8	—	—

Benefit cost	2	10	19	23

Remeasurements
Actuarial loss (gain) due to liability experience	2	3	(13)	—
Actuarial loss (gain) due to liability assumption changes	(4)	5	(45)	12
Gain on plan assets	—	(4)	—	—

Remeasurement effects recognized in OCI	(2)	4	(58)	12

The following long-term assumptions were used to estimate the value of the defined benefit obligations, the plan assets and the OPEB Plans:

Assumptions

	DB Pension Plan		OPEB Plans
(percent)	2018	2017	2018	2017
Discount rate for benefit expense and obligation	3.4-3.6	3.4-3.5	3.4-3.7	3.4-3.9
Rate of compensation expense	N/A	3.5	N/A	N/A

The average health care cost trend rate used for the benefit expense for the Canadian OPEB Plan was 6.5 percent for 2018, grading 0.5 percent per year for 3 years to 5.0 percent in 2021 and thereafter. The average health care cost trend rate used for the obligation related to the Canadian OPEB Plan was 6.0 percent for 2018, 2019 and 2020, grading 0.5 percent per year for 3 years to 5.0 percent in 2022 and thereafter.

The average health care cost trend rate used for the benefit expense for the U.S. OPEB Plan was 6.0 percent for 2018, grading 0.25 percent per year for 5 years to 5.0 percent per year in 2022 and thereafter. The average health care cost trend rate used for the obligation related to the U.S. OPEB Plan was 6.5 percent for 2018, grading 0.25 percent per year for 6 years to 5.0 percent in 2026 and thereafter.

The sensitivity of the defined benefit and OPEB obligations to changes in relevant actuarial assumption is shown below:

Sensitivity Analysis

	DB Pension Plan		OPEB Plans
($ millions)	1% increase	1% decrease	1% increase	1% decrease
Discount rate	(9)	11	(33)	43
Health care cost trend rate	N/A	N/A	32	(25)

Husky Energy Inc. | Consolidated Financial Statements | 47

Note 23 Cash Flows – Change in Non-cash Working Capital

Non-cash Working Capital

($ millions)	2018	2017
Decrease (increase) in non-cash working capital
Accounts receivable	127	(329)
Inventories	393	(264)
Prepaid expenses	30	(38)
Accounts payable and accrued liabilities	(65)	1,269

Change in non-cash working capital	485	638

Relating to:
Operating activities	130	398
Financing activities	120	—
Investing activities	235	240

Note 24 Financial Instruments and Risk Management

Financial Instruments

The Company’s financial instruments include cash and cash equivalents, accounts receivable, restricted cash, accounts payable and accrued liabilities, short-term debt, long-term debt, derivatives, portions of other assets and other long-term liabilities. Derivative instruments are measured at fair value through profit or loss (”FVTPL”). The Company’s remaining financial instruments are measured at amortized cost. For financial instruments measured at amortized cost, the carrying values approximate their fair value with the exception of long-term debt.

The following table summarizes the Company’s financial instruments that are carried at fair value in the consolidated balance sheets:

Financial Instruments at Fair Value

($ millions)	December 31, 2018	December 31, 2017
Commodity contracts – fair value through profit or loss (”FVTPL”)
Natural gas(1)	(9)	(13)
Crude oil(2)	89	(57)
Foreign currency contracts – FVTPL
Foreign currency forwards	(1)	1
Other assets – FVTPL	1	1
Derivatives designated as a cash flow hedge - forward starting swaps	(14)	—
Hedge of net investment(3)(4)	(846)	(584)

End of year	(780)	(652)

(1)

Natural gas contracts includes a $10 million decrease at December 31, 2018 (December 31, 2017 – $3 million decrease) to the fair value of held-for-trading inventory, recognized in the consolidated balance sheets, related to third party physical purchase and sale contracts for natural gas held in storage. Total fair value of the related natural gas storage inventory was $15 million at December 31, 2018 (December 31, 2017 – $5 million).

(2)

Crude oil contracts includes a $67 million increase at December 31, 2018 (December 31, 2017 – $5 million increase) to the fair value of held-for-trading inventory, recognized in the consolidated balance sheets, related to third party crude oil physical purchase and sale contracts. Total fair value of the related crude oil inventory was $185 million at December 31, 2018 (December 31, 2017 – $232 million).

(3)	Hedging instruments are presented net of tax.
(4)

Represents the translation of the Company’s U.S. dollar denominated long-term debt designated as a hedge of the Company’s net investment in selected foreign operations with a U.S. dollar functional currency.

The fair value of long-term debt represents the present value of future cash flows associated with the debt. Market information, such as treasury rates and credit spreads, are used to determine the appropriate discount rates. These fair value determinations are compared to quotes received from financial institutions to ensure reasonability. At December 31, 2018, the carrying value of the Company’s long-term debt was $5.5 billion and the estimated fair value was $5.7 billion (December 31, 2017 – carrying value of $5.2 billion, estimated fair value of $5.6 billion).

All financial assets and liabilities are classified as Level 2 fair value measurements. During the year ended December 31, 2018, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

Husky Energy Inc. | Consolidated Financial Statements | 48

Risk Management Overview

The Company is exposed to risks related to the volatility of commodity prices, foreign exchange rates and interest rates. It is also exposed to financial risks related to liquidity, credit and contract risks. Risk management strategies and policies are employed to ensure that any exposures to risk are in compliance with the Company’s business objectives and risk tolerance levels. Responsibility for the oversight of risk management is held by the Company’s Board of Directors and is implemented and monitored by senior management within the Company.

Responsibility for risk management is held by the Company’s Board of Directors and is implemented and monitored by senior management within the Company.

a) Market Risk

i) Commodity Price Risk Management

The Company uses derivative commodity instruments from time to time to manage exposure to price volatility on a portion of its crude oil and natural gas production, and it also uses firm commitments for the purchase or sale of crude oil and natural gas. These contracts meet the definition of a derivative instrument and have been recorded at their fair value in accounts receivable, inventory, other assets, accounts payable and accrued liabilities and other long-term liabilities. All derivatives are measured at fair value through profit or loss other than non-financial derivative contracts that meet the Company’s own use requirements.

At December 31, 2018, the Company was party to crude oil purchase and sale derivative contracts to mitigate its exposure to fluctuations in the benchmark price between the time a sales agreement is entered into and the time inventory is delivered. The Company was also party to third party physical natural gas purchase and sale derivative contracts in order to mitigate commodity price fluctuations. For the year ended December 31, 2018, the net unrealized gain recognized on the derivative contracts was $150 million (2017—net unrealized loss of $56 million).

II) Foreign Exchange Risk Management

The Company’s results are affected by the exchange rates between various currencies and the Company’s functional currency in Canadian dollars. As the majority of the Company’s revenues are denominated in U.S. dollars or based upon a U.S. benchmark price, fluctuations in the value of the Canadian dollar relative to the U.S. dollar may affect revenues significantly. To limit the exposure to foreign exchange risk, the Company hedges against these fluctuations by entering into short-dated foreign exchange contracts to fix the exchange rate for conversion of U.S. revenue dollars.

Foreign exchange fluctuations will result in a change in value of the U.S. dollar denominated debt and related finance expense when expressed in Canadian dollars. At December 31, 2018, the Company had designated US$2.7 billion denominated debt as a hedge of the Company’s selected net investments in its foreign operations with a U.S. dollar functional currency (December 31, 2017 – US$2.7 billion). For the year ended December 31, 2018, the unrealized loss arising from the translation of the debt was $262 million (December 31, 2017 – unrealized gain of $243 million), net of tax recovery of $41 million (December 31, 2017 – expense of $38 million), which was recorded in hedge of net investment within OCI.

III) Interest Rate Risk Management

The Company is exposed to fluctuations in short-term interest rates as the Company maintains a portion of its debt capacity in revolving and floating rate bank facilities and commercial paper and invests surplus cash in short-term debt instruments and money market instruments. The Company is also exposed to interest rate risk when fixed rate debt instruments are maturing and require refinancing or when new debt capital needs to be raised.

By maintaining a mix of both fixed and floating rate debt, the Company mitigates some of its exposure to interest rate changes. The optimal mix maintained will depend on market conditions. The Company may also enter into fair value or cash flow hedges using interest rate swaps.

On December 4, 2018, the Company entered into cash flow hedges using forward interest rate swaps to fix the underlying U.S. $500 million 10-year note fixed rate to December 15, 2019. There was no ineffective portion as at December 31, 2018. For the year ended December 31, 2018, the unrealized loss arising from the recognition of the swaps was $11 million (December 31, 2017—nil), net of tax recovery of $3 million, which was recorded in OCI.

Husky Energy Inc. | Consolidated Financial Statements | 49

The forward starting swaps have the following terms and fair value as at December 31, 2018.

Forward Starting Swaps

	As at December 31, 2018
($ millions)	Swap Rate (1)	Notional Amount (U.S. $ millions)	Fair Value ($ million)
Swap Maturity
December 15, 2029	2.999%	250	(7)
December 15, 2029	3.000%	250	(7)

(1)	Weighted average rate.

At December 31, 2018, the balance in other reserves related to the accrued gain from unwound forward starting interest rate swaps designated as a cash flow hedge was $13 million (December 31, 2017 – $15 million), net of tax of $4 million (December 31, 2017 – net of tax of $5 million). The amortization of the accrued gain upon settling the interest rate swaps resulted in an offset to finance expense of $2 million for the year ended December 31, 2018 (December 31, 2017 – $2 million).

Offsetting Financial Assets and Liabilities

The tables below outline the financial assets and financial liabilities that are subject to set-off rights and related arrangements, and the effect of those rights and arrangements on the consolidated balance sheets:

Offsetting Financial Assets and Liabilities

	As at December 31, 2018
($ millions)	Gross Amount	Amount Offset	Net Amount
Financial Assets
Financial derivatives	188	(120)	68
Normal purchase and sale agreements	625	(335)	290

End of year	813	(455)	358

Financial Liabilities
Financial derivatives	(107)	62	(45)
Normal purchase and sale agreements	(756)	307	(449)

End of year	(863)	369	(494)

Offsetting Financial Assets and Liabilities

	As at December 31, 2017
($ millions)	Gross Amount	Amount Offset	Net Amount
Financial Assets
Financial derivatives	150	(111)	40
Normal purchase and sale agreements	639	(280)	359

End of year	789	(391)	399

Financial Liabilities
Financial derivatives	(246)	122	(123)
Normal purchase and sale agreements	(933)	353	(581)

End of year	(1,179)	475	(704)

Husky Energy Inc. | Consolidated Financial Statements | 50

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

Commodity Price Risk(1)

($ millions)	10% price increase	10% price decrease
Crude oil price	26	(26)
Natural gas price	(9)	9

Foreign Exchange Rate(2)

	Canadian dollar	Canadian dollar
($ millions)	$0.01 increase	$0.01 decrease
U.S. dollar per Canadian dollar	1	(1)

Interest Rate(3)

	100 basis point	100 basis point
($ millions)	increase	decrease
LIBOR	61	(61)

(1)	Based on average crude oil and natural gas market prices as at December 31, 2018.
(2)	Based on the U.S./Canadian dollar exchange rate as at December 31, 2018.
(3)	Based on the U.S. LIBOR as at December 31, 2018.

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

The Company had the following available credit facilities as at December 31, 2018:

Credit Facilities

($ millions)	Available	Unused
Operating facilities(1) (note 13)	900	461
Syndicated bank facilities(2) (note 15)	4,000	3,800

End of year	4,900	4,261

(1)	Consists of demand credit facilities.
(2)	Commercial paper outstanding is supported by the Company’s Syndicated credit facilities.

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

Husky Energy Inc. | Consolidated Financial Statements | 51

ii) Credit and Contract Risk Management

Credit and contract risk represent the financial loss that the Company would suffer if a counterparty in a transaction fails to meet its obligations in accordance with the agreed terms. The Company actively manages its exposure to credit and contract execution risk from both a customer and a supplier perspective. The Company’s accounts receivables are broad based with customers in the energy industry and midstream and end user segments and are subject to normal industry risks. The Company’s policy to mitigate credit risk includes granting credit limits consistent with the financial strength of the counterparties and customers, requiring financial assurances as deemed necessary, reducing the amount and duration of credit exposures and close monitoring of all accounts. The Company had one external customer that constituted more than 10 percent of gross revenues during the years ended December 31, 2018 and December 31, 2017. Sales to this customer were approximately $4.2 billion for the year ended December 31, 2018 (December 31, 2017 – $3.3 billion).

Cash and cash equivalents include cash bank balances and short-term deposits maturing in less than three months. The Company manages the credit exposure related to short-term investments by monitoring exposures daily on a per issuer basis relative to predefined investment limits.

The carrying amounts of cash and cash equivalents, accounts receivable and restricted cash represent the Company’s maximum credit exposure.

The Company’s accounts receivable was aged as follows at December 31, 2018:

Accounts Receivable Aging

($ millions)	December 31, 2018
Current	1,140
Past due (1 – 30 days)	139
Past due (31 – 60 days)	42
Past due (61 – 90 days)	16
Past due (more than 90 days)	57
Provision for expected credit losses	(39)

1,355

The Company recognizes a valuation provision when collection of accounts receivable is in doubt. Accounts receivable are impaired directly when collection of accounts receivable is no longer expected. For the year ended December 31, 2018, the Company wrote off $3 million (December 31, 2017 – $1 million) of uncollectible receivables.

Note 25 Related Party Transactions

The following table lists the Company’s significant subsidiaries and jointly-controlled entities and their respective places of incorporation, continuance or organization, as the case may be, and the Company’s percentage equity interest (to the nearest whole number) as at December 31, 2018. All of the entities listed below, except as otherwise indicated, are 100 percent beneficially owned, or controlled or directed, directly or indirectly, by the Company.

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

Husky Energy Inc. | Consolidated Financial Statements | 52

Each of the related party transactions described below was made on terms equivalent to those that prevail in arm’s length transactions.

The Company performs management services as the operator of the assets held by HMLP for which it recovers shared service costs. The Company is also the contractor for HMLP and constructs its assets on a cost recovery basis with certain restrictions. HMLP charges an access fee to the Company for the use of its pipeline systems in performing the Company’s blending business, and the Company also pays for transportation and storage services. These transactions are related party transactions, as the Company has a 35 percent ownership interest in HMLP and the remaining ownership interests in HMLP belong to PAH and CKI, which are affiliates of one of the Company’s principal shareholders. For the year ended December 31, 2018, the Company charged HMLP $448 million (December 31, 2017 – $412 million) related to construction costs and management services. For the year ended December 31, 2018, the Company had purchases from HMLP of $200 million (December 31, 2017 – $203 million) related to the use of the pipeline for the Company’s blending activities, transportation and storage activities, received distributions of $139 million (December 31, 2017 – $25 million) and paid capital contributions of $40 million (December 31, 2017 – $17 million). At December 31, 2018, the Company had $140 million due from HMLP, of which nil relates to unbilled revenue from construction contracts on the percentage of completion method (December 31, 2017 – $67 million and $23 million, respectively).

Key management includes Directors (executive and non-executive), Executive Officers and Senior Vice – Presidents of the Company. The amounts disclosed in the table below are the amounts recognized as an expense during the reporting period related to key management personnel:

Compensation of Key Management Personnel

($ millions)	2018	2017
Short-term employee benefits(1)	17	16
Stock-based compensation(2)	33	31

	50	47

(1)

Short-term employee benefits are comprised of salary and benefits earned during the year, plus cash bonuses awarded during the year. Annual bonus awards settled in shares are included in stock-based compensation expense.

(2)	Stock-based compensation expense represents the cost to the Company for participation in share-based payment plans.

Note 26 Commitments and Contingencies

At December 31, 2018, the Company had commitments that require the following minimum future payments, which are not accrued in the consolidated balance sheets:

Minimum Future Payments for Commitments

($ millions)	Within 1 year	After 1 year but not more than 5 years	More than 5 years	Total
Operating leases(1)	233	504	1,186	1,923
Firm transportation agreements(1)	497	2,066	4,013	6,576
Unconditional purchase obligations(2)	1,620	3,656	4,822	10,098
Lease rentals and exploration work agreements	49	246	930	1,225
Obligations to fund equity investee(3)	53	293	395	741

	2,452	6,765	11,346	20,563

(1)	Included in operating leases and firm transportation agreements are blending and storage agreements and transportation commitments of $1.1 billion and $1.9 billion respectively with HMLP.
(2)	Includes processing services, distribution services, insurance premiums, drilling services, natural gas purchases and the purchase of refined petroleum products.
(3)	Equity investee refers to the Company’s investment in Husky-CNOOC Madura Ltd. joint venture, which is accounted for under the equity method for consolidated financial statement purposes.

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

Husky Energy Inc. | Consolidated Financial Statements | 53

Note 27 Capital Disclosures

The Company’s objectives when managing capital are to maintain a flexible capital structure, which optimizes the cost of capital at acceptable risk, and to maintain investor, creditor and market confidence to sustain the future development of the business. The Company manages its capital structure and makes adjustments as economic conditions and the risk characteristics of its underlying assets change. The Company considers its capital structure to include shareholders’ equity and debt which was $25.4 billion as at December 31, 2018 (December 31, 2017 – $23.4 billion). To maintain or adjust the capital structure, the Company may, from time to time, issue shares, raise debt and/or adjust its capital spending to manage its current and projected debt levels.

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

The Company’s objective is to maintain a debt to capital employed target of less than 25 percent and a debt to funds from operations ratio of less than 2.0 times. At December 31, 2018, debt to capital employed was 22.7 percent (December 31, 2017 – 23.2 percent) and debt to funds from operations was 1.4 times (December 31, 2017 – 1.6 times), within the Company’s targets. To facilitate the management of these ratios, the Company prepares annual budgets, which are updated depending on varying factors such as general market conditions and successful capital deployment. The annual budget is approved by the Board of Directors.

The Company’s share capital is not subject to external restrictions; however, the syndicated credit facilities include a debt to capital covenant, calculated as total debt (long-term debt including long-term debt due within one year and short-term debt) and certain adjusting items specified in the agreement divided by total debt, shareholders’ equity and certain adjusting items specified in the agreement. This covenant is used to assess the Company’s financial strength. If the Company does not comply with the covenants under the syndicated credit facilities, there is the risk that repayment could be accelerated. The Company was in compliance with the syndicated credit facility covenants at December 31, 2018, and assessed the risk of non-compliance to be low.

There were no changes in the Company’s approach to capital management from the previous year.

Note 28 Subsequent Event

On January 8, 2019, the Company announced its intention to market and potentially sell its Prince George Refinery and Retail and Commercial Network. An estimate of the financial impact cannot be made at this time.

On January 16, 2019, the Company announced that its offer to acquire all of the outstanding common shares of MEG Energy Corp. expired, as the minimum tender threshold was not satisfied, and the Company decided not to extend its offer.

Husky Energy Inc. | Consolidated Financial Statements | 54

Document C

Form 40-F

Management’s Discussion and Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.0 Financial Summary

Selected Annual Information ($ millions, except where indicated)	2018	2017	2016
Gross revenues and Marketing and other	22,587	18,946	13,224
Net earnings (loss) by business segment
Upstream	790	260	1,091
Downstream	1,000	448	342
Corporate	(333)	78	(511)

Net earnings	1,457	786	922

Net earnings per share – basic	1.41	0.75	0.88
Net earnings per share – diluted	1.40	0.75	0.88
Cash flow – operating activities	4,134	3,704	1,971
Funds from operations(1)	4,004	3,306	2,198
Ordinary dividends per common share	0.450	0.075	—
Dividends per cumulative redeemable preferred share, series 1	0.60	0.60	0.73
Dividends per cumulative redeemable preferred share, series 2	0.74	0.57	0.42
Dividends per cumulative redeemable preferred share, series 3	1.13	1.13	1.13
Dividends per cumulative redeemable preferred share, series 5	1.13	1.13	1.13
Dividends per cumulative redeemable preferred share, series 7	1.15	1.15	1.15
Total assets	35,225	32,927	32,260
Total debt(2)	5,747	5,440	5,339
Net debt(2)	2,881	2,927	4,020

(1)

Funds from operations is a non-GAAP measure. The calculation of funds from operations changed in the second quarter of 2017. Prior periods have been revised to conform with the current period presentation. Refer to Section 9.3 for a reconciliation to the corresponding GAAP measure.

(2)

Total debt is a non-GAAP measure that equals the sum of long-term debt, long-term debt due within one year and short-term debt. Net debt is a non-GAAP measure that equals total debt less cash and cash equivalents. Refer to Section 9.3 for reconciliations to the corresponding GAAP measures.

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 1

2.0 Husky Business Overview

Husky Energy Inc. (“Husky” or the “Company”) is a Canadian integrated energy company and is based in Calgary, Alberta. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “HSE“ and the Cumulative Redeemable Preferred Shares Series 1, Series 2, Series 3, Series 5 and Series 7 are listed under the symbols “HSE.PR.A”, “HSE.PR.B”, “HSE.PR.C”, “HSE.PR.E” and “HSE.PR.G”, respectively. The Company operates in Canada, the United States and the Asia Pacific region with Upstream and Downstream business segments.

2.1 Corporate Strategy

The Company’s business strategy is to focus on returns from investment in a deep portfolio of opportunities that can generate increased cash flow from operating activities and funds from operations.

The Company has two main businesses: (i) an integrated Canada-U.S. Upstream and Downstream corridor (“Integrated Corridor”); and (ii) production located offshore the east coast of Canada (“Atlantic”) and offshore China and Indonesia (“Asia Pacific”) (Atlantic and Asia Pacific collectively, “Offshore”).

Integrated Corridor

The Company’s business in the Integrated Corridor includes crude oil, bitumen, natural gas and natural gas liquids (“NGL”) production from Western Canada, the Lloydminster upgrading and asphalt refining complex, Husky Midstream Limited Partnership (35 percent working interest and operatorship), and the Lima, Toledo (50 percent working interest) and Superior refineries in the U.S. midwest. Natural gas production from the Western Canada portfolio is closely aligned with the Company’s energy requirements for refining and thermal bitumen production and acts as a natural hedge.

Offshore

The Company’s Offshore business includes operations, development and exploration in Atlantic and Asia Pacific. Each area generates high-netback production, with near and long-term investment potential.

2.2 Operations Overview and 2018 Highlights

Upstream Operations

Upstream operations in the Integrated Corridor and Offshore include exploration for, and development and production of, crude oil, bitumen, natural gas and NGL (“Exploration and Production”) and the marketing of the Company’s and other producers’ crude oil, natural gas, NGL, sulphur and petroleum coke. Additionally, Upstream operations include pipeline transportation, the blending of crude oil and natural gas and storage of crude oil, diluent and natural gas (“Infrastructure and Marketing”). Infrastructure and Marketing markets and distributes products to customers on behalf of Exploration and Production and is grouped in the Upstream business segment based on the nature of its interconnected operations. The Company’s Upstream operations are located primarily in Western Canada, Atlantic and Asia Pacific.

On January 16, 2019, the Company announced that its offer to acquire all of the outstanding common shares of MEG Energy Corp. expired, as the minimum tender threshold was not satisfied, and the Company decided not to extend its offer.

Exploration and Production

Thermal Developments

The Company continued to advance its inventory of thermal projects in 2018. These long-life developments are being built with modular, repeatable designs and require low sustaining capital once brought online.

Total bitumen production, including Lloyd thermal projects, the Tucker Thermal Project and the Sunrise Energy Project, averaged 124,200 bbls/day in 2018.

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 2

Lloyd Thermal Projects

The Company is phasing execution of its long-life thermal projects to optimize capital efficiency and project execution. In 2018, the Company completed two land deals to create two Thermal hubs, one at Spruce Lake, and one at Dee Valley. This has resulted in the expectation that the Edam Central project will be completed in 2022, rather than the previously disclosed timeframe of late 2021, and in Westhazel being reprioritized.

The following table shows major projects and their status as at December 31, 2018:

Project Name	Estimated Production (bbls/day)	Expected Project Production Date	Project Status
Rush Lake 2	10,000	First quarter of 2019	Completed ahead of schedule with first production achieved in October 2018 and nameplate capacity of 10,000 bbls/day reached in November 2018.

Dee Valley	10,000	Fourth quarter of 2019

Work continued, with drilling of the second well pad completed and construction of the Central Processing Facility (“CPF”) continuing ahead of schedule. As of the end of 2018, the CPF was 80 percent complete.

Spruce Lake Central	10,000	2020	Construction of the CPF commenced in 2018.

Spruce Lake North	10,000	Around the end of 2020	Site clearing was completed in 2018.

Spruce Lake East	10,000	Around the end of 2021	Sanctioned in November 2018, with regulatory approval received in 2019.

			Prioritized ahead of Westhazel.

Edam Central	10,000	2022	Regulatory permit was received in early January 2019.

Dee Valley 2	10,000	2023	Regulatory applications were submitted in 2018, with approval expected in 2019.

Westhazel	10,000	Reprioritized	Regulatory applications were submitted in 2018, with approval expected in 2019.

			Reprioritized in order to optimize thermal sequence.

In February 2019, the Pike’s Peak thermal bitumen plant was closed down as it reached the end of its useful life. The plant achieved first production in September 1981 and produced 78 mmbbls over its useful life.

Tucker Thermal Project

Work to debottleneck the CPF and Tucker field was completed in the third quarter of 2018. Subsequently, production ramped up and nameplate capacity of 30,000 bbls/day was achieved in October 2018, with a daily production record of 31,700 bbls/day achieved in late November. Production for 2018 and December 2018 averaged 22,400 bbls/day and 27,500 bbls/day, respectively.

Production in 2019 is expected to be impacted by government-mandated production curtailment in Alberta. While specific volume reductions are uncertain, production in the first quarter of 2019 could be impacted by as much as 5,000 bbls/day.

Sunrise Energy Project

Total annual production in 2018 averaged 50,000 bbls/day (25,000 bbls/day Husky working interest). During the fourth quarter of 2018, maintenance activities were completed and the project reached its nameplate capacity of 60,000 bbls/day. Record production of 62,600 bbls/day was achieved in late December. December production averaged 59,000 bbls/day (29,500 bbls/day Husky working interest).

Production in 2019 is expected to be impacted by government-mandated production curtailment in Alberta. While specific volume reductions are uncertain, production in the first quarter of 2019 could be impacted by as much as 15,000 bbls/day (7,500 bbls/day Husky working interest).

Non-Thermal Developments

The Company is managing the natural decline in Cold Heavy Oil Production with Sand (“CHOPS”) operations with an active optimization program as well as using waterflooding and polymer injection technology.

Production in 2019 is expected to be impacted by government-mandated production curtailment in Alberta.

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 3

Cold and Enhanced Oil Recovery

In 2018, the Company sanctioned a full field polymer injection project at Aberfeldy and has opportunities to expand to other areas.

During the year, the Company operated five carbon dioxide (“CO2”) injection enhanced oil recovery (“EOR”) pilot projects and a CO2 capture and liquefaction plant at the Lloydminster Ethanol Plant. The liquefied CO2 is used in the ongoing EOR piloting program. The Company is also piloting several types of CO2 capture technology at its Lashburn facility in Saskatchewan.

Western Canada

The Company continues to execute its resource play strategy in Western Canada to advance developments in the Spirit River (predominantly Wilrich) and Montney formations.

Oil and Natural Gas Resource Plays

A drilling program targeting the Spirit River Formation, in the Ansell and Kakwa areas, continued with 21 wells drilled in 2018, and 25 completed.

A drilling program targeting the oil and liquids-rich gas Montney Formation in the Wembley and Karr areas is continuing with seven wells drilled in 2018, and six completed.

Asia Pacific

The Company’s Asia Pacific business produces natural gas and NGL in the South China Sea and the Madura Strait offshore Indonesia. Natural gas is sold into the South China and East Java markets under long-term contracts with set prices that include escalation factors. NGL in both regions are sold at market prices.

The Company’s interests include the Liwan 3-1, Liuhua 34-2 and Liuhua 29-1 fields on Block 29/26, and Blocks 15/33, 16/25, 22/11 and 23/07 located in the South China Sea. The Madura Strait consists of the operating BD field, the MDA, MBH, MDK and MAC developments and three additional discoveries. The Company has rights to additional exploration blocks offshore Taiwan and Indonesia, and has signed a Strategic Cooperation Agreement with China National Offshore Oil Corporation Limited (“CNOOC”) on two offshore areas in the northern part of the South China Sea for additional exploration opportunities in the future.

The Company continues to develop its contracted price natural gas business in China and Indonesia, further protecting the Company from commodity price instability.

China

Block 29/26

Total production from Liwan 3-1 and Liuhua 34-2 averaged 79,900 boe/day (39,200 boe/day Husky working interest) in 2018. Production consisted of natural gas production of 377 mmcf/day and NGL production of 17,100 bbls/day.

Construction continues at Liuhua 29-1, the third deepwater gas field of the Liwan Gas Project. All of the major contracts have been executed and detailed design work is underway. The Environment Impact Assessment was approved by the Ministry of Ecology and Environment in January 2019. Drilling of the remaining three wells is expected to commence in the first quarter of 2019, which will add to the four previously drilled wells. First gas production from this seven-well development is expected around the end of 2020, with target production of 45 mmcf/day of natural gas (Husky working interest) and 1,800 bbls/day of NGL (Husky working interest) when fully ramped up. The Company holds a working interest of 75 percent in this field development.

Blocks 15/33 and 16/25

The Company is progressing commercial development plans following the successful drilling and testing of an exploration well on Block 15/33.

During the third quarter of 2018, the Company drilled one exploration well at the nearby exploration Block 16/25 which encountered non-commercial hydrocarbons. Additional evaluation work is being conducted and a second exploration well may be drilled in the 2020 timeframe.

The Company is the operator of both blocks with a working interest of 100 percent during the exploration phase. In the event of a commercial discovery, CNOOC may assume a participating partnership interest of up to 51 percent in either or both blocks for the development and production phases.

Blocks 22/11 and 23/07

The Company and CNOOC signed two Production Sharing Contracts (“PSCs”) for Blocks 22/11 and 23/07 in the Beibu Gulf area of the South China Sea in the first half of 2018. The Company is the operator of both blocks with a working interest of 100 percent during the exploration phase. In the event of a commercial discovery, CNOOC may assume a participating partnership interest of up to 51 percent in either or both blocks for the development and production phases.

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 4

Block DW-1

During 2017, on Block DW-1 offshore Taiwan, the Company completed the acquisition of three-dimensional seismic survey data. Analysis of the data is ongoing to identify potential drilling prospects on the block.

Indonesia

Madura Strait

The BD Project achieved its total daily sales target of 100 mmcf/day of natural gas (40 mmcf/day Husky working interest) and 6,000 bbls/day of associated NGL (2,400 bbls/day Husky working interest) in the third quarter of 2018. Total natural gas production averaged 78 mmcf/day (31 mmcf/day Husky working interest) and NGL production averaged 6,200 bbls/day (2,500 bbls/day Husky working interest) in 2018.

At the MDA and MBH fields, the two shallow water platforms have been fully installed and preparations are underway to drill the five MDA and two MBH field production wells in 2019. Gas production and sales are expected to commence in the 2020 timeframe, following completion of the Floating Production Unit (“FPU”) which will be used to process and compress the gas. Subsequently, an additional shallow water field, named MDK, is scheduled to be developed and tied into the FPU. The processed gas from these three fields will be tied directly into the East Java subsea pipeline system and sold to the East Java market under long-term contracts with set prices that include escalation factors.

Pre-engineering activities and approvals progressed at the MAC field, where an approved Plan of Development is in place. Additional discoveries in the region are being evaluated for potential development.

Anugerah

During 2015, the Company acquired two-dimensional and three-dimensional seismic survey data on the contract area, which was required during the first three years of the PSC. An analysis of that data and offset block information indicates that drilling is not economic and the block will be relinquished.

Atlantic

The Company’s Atlantic portfolio has short and long-term opportunities that provide for high return production growth off the coast of Newfoundland and Labrador.

White Rose Field and Satellite Extensions

Project activity continues to ramp-up on the West White Rose Project. Construction of the concrete gravity structure began in the first half of 2018 at the purpose-built graving dock in Argentia, Newfoundland and Labrador. The structure’s base slab was completed in mid-September and the structure was poured to a height of 46 metres during the 2018 construction season. First production is expected in 2022.

The Company continues to progress a subsea program to offset natural reservoir declines through infill drilling and workover operations at the White Rose field and satellite extensions. During the third quarter of 2018, two well workovers were completed. Two additional infill wells are being completed and are expected to be brought online before mid-year 2019, instead of the previously stated timeframe of the fourth quarter of 2018.

In late January 2019, the Company began a staged ramp-up of production at the White Rose field. The field had been shut-in since mid-November, after a flowline connector failed near the South White Rose Extension, causing a spill of approximately 250 cubic metres of oil. The Company and its certifying authority have completed inspections of the SeaRose floating production, storage and offloading (“FPSO”) vessel as well as subsea infrastructure. Regulatory approval has been received for plans to recover the damaged flowline connector. An investigation into the cause of the incident is underway.

Atlantic Exploration

The Company continued to evaluate the results of a recent discovery at the A-24 exploration well north of the White Rose field and further delineation in the area is planned. The Company has a 68.875 percent ownership interest, with partners Suncor Energy and Nalcor Energy Oil and Gas holding 26.125 percent and five percent, respectively.

Infrastructure and Marketing

Husky Midstream Limited Partnership

Husky Midstream Limited Partnership (“HMLP”) has approximately 2,200 kilometres of pipeline in the Lloydminster region, storage at Hardisty and Lloydminster, and other ancillary assets. The pipeline systems transport blended heavy crude oil to Lloydminster, accessing markets through Husky’s Upgrader and Asphalt Refinery. The Hardisty Terminal acts as the exclusive blending hub for Western Canada Select (“WCS”). HMLP is in the process of diversifying its operations beyond the Lloydminster and Hardisty area and has commenced construction of the Ansell Corser Gas Plant.

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 5

LLB Direct – Cold Lake Gathering System to Hardisty

LLB Direct Pipeline and an associated 300,000-barrel operational tank at Hardisty came online in the fourth quarter of 2018, fulfilling an important component of HMLP’s growth strategy in the Lloydminster region. The 20-inch line, with an initial 100,000 bbl/day capacity, provides the Company and third-party customers on the Cold Lake Gathering System with direct access to Hardisty, while simultaneously relieving congestion on the mainline system between Lloydminster and Hardisty.

Saskatchewan Gathering System Expansion

A multi-year expansion program is underway and will provide transportation of diluent and heavy oil blend for several additional thermal plants.

Ansell Corser Gas Plant

The new gas processing plant is now under construction and is expected to add 120 mmcf/day of processing capacity when it is scheduled to come online in the fourth quarter of 2019.

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

Downstream Operations

Downstream operations in the Integrated Corridor in Canada include upgrading of heavy crude oil feedstock into synthetic crude oil (“Upgrading”), refining crude oil, marketing of refined petroleum products including gasoline, diesel, ethanol blended fuels, asphalt and ancillary products, and production of ethanol (“Canadian Refined Products”). It also includes refining of crude oil in the U.S. to produce and market diesel fuels, gasoline, jet fuel and asphalt (“U.S. Refining and Marketing”). Upgrading, Canadian Refined Products and U.S. Refining and Marketing all process and refine natural resources into marketable products and are grouped together as the Downstream business segment due to the similar nature of their products and services.

The Company’s Downstream operations target three primary objectives: increasing feedstock flexibility to bring the best-priced crude to the Company’s refineries; improving flexibility in the range of its products to capitalize on opportunities; and enhancing market access to achieve the best returns. The Company’s focused integration strategy helps to capture the margin on refined product pricing for its Western Canada heavy oil, bitumen and light oil production and assists in mitigating market volatility.

Upgrading

The heavy oil upgrading facility, located in Lloydminster, Saskatchewan, has a throughput capacity of 82,000 bbls/day. The Lloydminster Upgrader produces synthetic crude oil, diluent and ultra low sulphur diesel. Synthetic crude oil is used as refinery feedstock for the production of transportation fuels in Canada and the U.S. In addition, the Lloydminster Upgrader recovers diluent, which is blended with the heavy crude oil and bitumen prior to pipeline transportation to reduce viscosity and facilitate its movement, and returns it to the field to be reused.

Canadian Refined Products

Lloydminster Asphalt Refinery

The Lloydminster Asphalt Refinery in Lloydminster, Alberta, has a throughput capacity of 29,000 bbls/day and is integrated with the local heavy oil and bitumen production, as well as transportation and upgrading infrastructure. The Company is the largest marketer of paving asphalt in western Canada.

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

On January 8, 2019, the Company announced its intention to market and potentially sell the Prince George Refinery.

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 6

Retail and Commercial Network

The Company is a major regional motor fuel marketer with an average of 557 retail marketing locations in 2018, including bulk plants and travel centres, with strategic land positions in western Canada and Ontario.

On January 8, 2019, the Company announced its intention to market and potentially sell its Retail and Commercial Network.

U.S. Refining and Marketing

Lima Refinery

The Lima Refinery in Ohio has a crude oil throughput capacity, depending on the crude slate, of up to 175,000 bbls/day and produces low sulphur gasoline, gasoline blend stocks, ultra-low sulphur diesel, jet fuel, petrochemical feedstock and other by-products.

In 2016, the Company completed the first stage of the crude oil flexibility project and the refinery is now able to process up to 10,000 bbls/day of heavy crude oil feedstock. The project is designed to allow for the processing of up to 40,000 bbls/day of heavy crude oil feedstock from western Canada when completed, providing the ability to swing between light and heavy crude oil feedstock.

The timing of completion for the crude oil flexibility project is expected to be late 2019. This schedule coordinates project work with normal maintenance to provide higher levels of sustained production.

BP-Husky Toledo Refinery

The BP-Husky Toledo Refinery in Ohio has a nameplate throughput capacity of 160,000 bbls/day and produces low sulphur gasoline, ultra-low sulphur diesel, aviation fuels, and by-products. The crude oil refinery is owned 50 percent by the Company and 50 percent by BP Corporation North America Inc. (“BP”), and is operated by BP. The Company and BP completed a feedstock optimization project in 2016, allowing the refinery to process up to 70,000 bbls/day of high content naphthenic acids (“high-TAN”) crude oil to support production from the Sunrise Energy Project. The refinery’s nameplate capacity remained unchanged.

Superior Refinery

The Superior Refinery has a permitted throughput capacity of 50,000 bbls/day and an operating capacity of 45,000 bbls/day as configured. The refinery produces motor fuel products and asphalt from light and heavy crude oil originating from North Dakota and western Canada.

2.3 Superior Refinery Incident

On April 26, 2018, the Superior Refinery experienced an incident while preparing for a major turnaround. Operations at the refinery remain suspended. An engineering contractor has been appointed to oversee design work and rebuild of the refinery. The rebuild will commence once design work is complete and permits are obtained. Operations are expected to resume in 2020.

As at December 31, 2018, the Company derecognized $56 million of assets damaged in the incident in the U.S. Refining and Marketing segment. In addition, the Company accrued pre-tax insurance recoveries for property damage, rebuild costs, business interruption and clean-up costs associated with the incident of $468 million.

2.4 Financial Strategic Plan

The Company is committed to ensuring it has sufficient liquidity, financial flexibility and access to long-term capital to fund its growth. The Company maintains undrawn committed term credit facilities with a portfolio of creditworthy financial institutions and other sources of liquidity to provide timely access to funding to supplement cash flow.

The Company intends to maintain a healthy balance sheet to provide financial flexibility. The Company’s objective is to maintain a debt to capital employed target of less than 25 percent and a debt to funds from operations ratio of less than 2.0 times. Debt to funds from operations and debt to capital employed are both non-GAAP measures (refer to Sections 6.4 and 9.3). The Company is committed to retaining its investment grade credit ratings to support access to debt capital markets. The Company has taken measures to maintain its strong financial position through commodity cycles. Past measures included, but were not limited to, a reduction of budgeted capital spending, temporary suspension of the quarterly common share dividend, the sale of non-core assets in Western Canada and the continued transition to higher margin production. Refer to Section 6.0 for additional information on the Company’s liquidity and capital resources.

On February 28, 2018, the Board of Directors reinstated the quarterly common share cash dividend of $0.075 per share. On July 26, 2018, the quarterly common share cash dividend was increased to $0.125 per share.

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 7

3.0 The 2018 Business Environment

The Company’s operations were significantly influenced by domestic and international factors in 2018, including, but not limited to, the following:

•

Global crude oil benchmarks strengthened in the first half of 2018 due to market rebalancing, but weakened towards the end of the year due to record levels of oil production from the world’s largest producers leading to increased global inventories, combined with uncertainties regarding future global demand.

•

North American natural gas benchmarks continued to be weak in 2018 due to infrastructure constraints combined with lower demand for Canadian natural gas in the U.S. as a result of increased U.S. shale oil production.

•	A continued emphasis on the environment, the impacts of climate change, health and safety, enterprise risk management, resource sustainability and corporate social responsibility concerns.

•

Transportation constraints on crude oil produced in western Canada. The oil and gas industry continues to work with stakeholders to develop a strong network of transportation infrastructure including pipelines, rail, marine and trucks. The development of a strong infrastructure network continues to be an important challenge for the industry to obtain market access for the growing supply of crude oil from the western Canadian oil sands.

•

On December 2, 2018, the Government of Alberta set province-wide mandatory oil production cuts in an attempt to rebalance the market. This curtailment was effective as of January 1, 2019, and is expected to continue through 2019.

•	Alternative and improved extraction methods have rapidly evolved in North American and international onshore and offshore activity.

Major business factors are considered in the formulation of the Company’s short and long-term business strategy.

The Company is exposed to a number of risks inherent in the exploration for, and development, production, marketing, transportation, storage, refining, and sale of, crude oil, liquids-rich natural gas and related products. For a discussion on Risk and Risk Management, see Section 5.0 and the Company’s Annual Information Form for the year ended December 31, 2018.

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 8

Average Benchmarks

Commodity prices, refining crack spreads and foreign exchange rates are some of the most significant factors that affect the results of the Company’s operations. The following average benchmarks have been provided to assist in understanding the Company’s financial results.

Average Benchmarks Summary			2018	2017
West Texas Intermediate (“WTI”) crude oil(1)	(US$/bbl	)	64.77	50.95
Brent crude oil(2)	(US$/bbl	)	70.97	54.28
Light sweet at Edmonton	($/bbl	)	69.31	62.91
WCS at Hardisty(3)	(US$/bbl	)	38.46	38.98
Lloyd heavy crude oil at Lloydminster	($/bbl	)	39.33	44.36
WTI/Lloyd crude blend differential	(US$/bbl	)	26.09	11.76
Condensate at Edmonton	(US$/bbl	)	60.95	51.57
NYMEX natural gas(4)	(US$/mmbtu	)	3.09	3.11
Nova Inventory Transfer (“NIT”) natural gas	($/GJ	)	1.45	2.30
Chicago Regular Unleaded Gasoline	(US$/bbl	)	78.07	66.22
Chicago Ultra-low Sulphur Diesel	(US$/bbl	)	87.08	69.05
Chicago 3:2:1 crack spread	(US$/bbl	)	15.94	16.31
U.S./Canadian dollar exchange rate	(US$	)	0.772	0.771
Canadian $ Equivalents(5)
WTI crude oil	($/bbl	)	83.90	66.08
Brent crude oil	($/bbl	)	91.93	70.40
WCS at Hardisty	($/bbl	)	49.82	50.56
WTI/Lloyd crude blend differential	($/bbl	)	33.80	15.25
NYMEX natural gas	($/mmbtu	)	4.00	4.03

(1)	Calendar month average of settled prices for WTI at Cushing, Oklahoma.
(2)	Calendar month average of settled prices for Dated Brent.
(3)

WCS is a heavy blended crude oil, comprised of conventional and bitumen crude oils blended with diluent which terminals at Hardisty, Alberta. Quoted prices are indicative of the Index for WCS at Hardisty, Alberta, set in the month prior to delivery.

(4)	Prices quoted are average settlement prices during the period.
(5)	Prices quoted are calculated using U.S. dollar benchmark commodity prices and U.S./Canadian dollar exchange rates.

As an integrated producer, the Company’s profitability is largely determined by realized prices for crude oil and natural gas, margins on committed pipeline capacity and refinery margins, as well as the effect of changes in the U.S./Canadian dollar exchange rate. All of the Company’s crude oil production and the majority of its natural gas production receive the prevailing market price. The price realized for crude oil is determined by North American and global factors. The price realized for natural gas production from Western Canada is determined primarily by North American fundamentals since virtually all natural gas production in North America is consumed by North American customers. In Asia Pacific, the natural gas price is determined by fixed long-term sales contracts.

The Downstream segment is heavily impacted by the price of crude oil and natural gas, as the largest cost factor in the Downstream segment is crude oil feedstock, a portion of which is heavy crude oil and bitumen. In the Upgrading business, heavy crude oil feedstock is processed into light synthetic crude oil. The Company’s U.S. Refining and Marketing business processes a mix of different types of crude oil from various sources, but the mix is primarily light sweet crude oil at the Lima Refinery and approximately 62 percent heavy crude oil and bitumen feedstock at the BP-Husky Toledo Refinery. The Company’s Retail and Commercial Network relies primarily on supply contracts to purchase refined products for resale in the retail distribution network, as well as production from the Prince George Refinery and diesel from the Lloydminster Upgrader.

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 9

Crude Oil Benchmarks

Global crude oil benchmarks strengthened in the first half of 2018 due to market rebalancing, but weakened towards the end of the year due to record levels of oil production from the world’s largest producers leading to increased global inventories, combined with uncertainties regarding future global demand. Furthermore, the WCS benchmark weakened towards the end of 2018 primarily due to an oversupply of Canadian crude oil resulting from continued transportation constraints. Consequently the WCS benchmark traded at a greater discount compared to other North American benchmarks. WTI averaged US$64.77/bbl in 2018 compared to US$50.95/ bbl in 2017. Brent averaged US$70.97/bbl in 2018 compared to US$54.28/bbl in 2017. WCS averaged US$38.46/bbl in 2018 compared to US$38.98/bbl in 2017.

The price received by the Company for crude oil production from Western Canada is primarily driven by the price of WTI, adjusted to Western Canada. The price received by the Company for crude oil production from Atlantic and for NGL production from Asia Pacific is primarily driven by the price of Brent. A portion of the Company’s crude oil production from Western Canada is classified as either heavy crude oil or bitumen, which trades at a discount to light crude oil. The Company’s crude oil and NGL production was 75 percent heavy crude oil and bitumen in 2018 compared to 70 percent in 2017.

The Company’s heavy crude oil and bitumen production is blended with diluent (condensate) in order to facilitate its transportation through pipelines. Therefore, the price received for a barrel of blended heavy crude oil or bitumen is impacted by the prevailing market price for condensate. The price of condensate at Edmonton increased in 2018 compared to 2017, primarily due to the increase in crude oil benchmark pricing.

Natural Gas Benchmarks

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 10

The price received by the Company for natural gas production from Western Canada is primarily driven by the NIT near-month contract price of natural gas, while the price received by the Company for production from Asia Pacific is determined by long-term contracts that include escalation factors.

The NIT natural gas price benchmark decreased in 2018 compared to 2017, primarily due to the continued oversupply of natural gas in North America.

North American natural gas is consumed internally by the Company’s Upstream and Downstream operations, helping to mitigate the impact of weak natural gas benchmark prices on results.

Refining Benchmarks

The Chicago 3:2:1 crack spread is a key indicator for U.S. refining margins and reflects refinery gasoline output that is approximately twice the distillate output, and is calculated as the price of two-thirds of a barrel of gasoline plus one-third of a barrel of distillate fuel less one barrel of crude oil. Market crack spreads are based on quoted near-month contracts for WTI and spot prices for gasoline and diesel and do not reflect the actual crude purchase costs or the product configuration of a specific refinery. The Chicago Regular Unleaded Gasoline and the Chicago Ultra-low Sulphur Diesel average benchmark prices are the standard products included in the Chicago 3:2:1 crack spread. The Chicago 3:2:1 crack spread is based on last in first out (“LIFO”) accounting, which is a non-GAAP measure (refer to Section 9.3).

The Chicago 3:2:1 crack spread is a gross margin based on the prices of unblended fuels. The cost of purchasing Renewable Identification Numbers (“RINs”) or physically blending biofuel into a final gasoline or diesel product has not been deducted from the Chicago 3:2:1 gross margin. The market value of gasoline or distillate that has been blended may be lower than the value of unblended petroleum products given the value a buyer of unblended petroleum can gain by generating RINs through blending. The Company sells both blended and unblended fuels with the goal of maximizing margins net of RINs purchases.

The Company’s realized refining margins are affected by the product configuration of its refineries, crude oil feedstock, product slates, transportation costs to benchmark hubs and the time lag between the purchase and delivery of crude oil. The product slates produced at the Lima, BP-Husky Toledo and Superior refineries contain between 13 and 38 percent of other products that are sold at discounted market prices compared to gasoline and distillate. The Company’s realized refining margins are accounted for on a first in first out (”FIFO”) basis in accordance with International Financial Reporting Standards (“IFRS”).

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 11

Foreign Exchange

The majority of the Company’s revenues are received in U.S. dollars from the sale of oil and gas commodities and refined products whose prices are determined by reference to U.S. benchmark prices. The majority of the Company’s non-hydrocarbon related expenditures are denominated in Canadian dollars. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease the revenues received from the sale of oil and gas commodities. Correspondingly, a decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of oil and gas commodities. In addition, changes in foreign exchange rates impact the translation of U.S. Downstream and Asia Pacific operations and U.S. dollar denominated debt. The Canadian dollar averaged US$0.772 in 2018 compared to US$0.771 in 2017.

A portion of the Company’s long-term sales contracts in Asia Pacific are priced in Chinese Yuan (“RMB”). An increase in the value of RMB relative to the Canadian dollar will increase the revenues received in Canadian dollars from the sale of natural gas commodities in the region. The Canadian dollar averaged RMB 5.104 in 2018 compared to RMB 5.208 in 2017.

Sensitivity Analysis

The following table is indicative of the impact of changes in certain key variables in 2018 on earnings before income taxes and net earnings. The table below reflects what the expected effect would have been on the financial results for 2018 had the indicated variable increased by the notional amount. The analysis is based on business conditions and production volumes during 2018. Each separate item in the sensitivity analysis shows the approximate effect of an increase in that variable only; all other variables are held constant. While these sensitivities are indicative for the period and magnitude of changes on which they are based, they may not be applicable in other periods, under other economic circumstances or upon greater magnitudes of change.

Sensitivity Analysis	2018 Average	Increase	Effect on Earnings before Income Taxes(1)		Effect on Net Earnings(1)
			($ millions)	($/share)(2)	($ millions)	($/share)(2)
WTI benchmark crude oil price(3)(4)	64.77	US$1.00/bbl	96	0.10	70	0.07
NYMEX benchmark natural gas price(5)	3.09	US$0.20/mmbtu	—	—	—	—
WTI/Lloyd crude blend differential(6)	26.09	US$1.00/bbl	(7)	(0.01)	(5)	(0.01)
Canadian asphalt margins	27.82	Cdn $1.00/bbl	10	0.01	8	0.01
Canadian light oil margins	0.042	Cdn $0.005/litre	14	0.01	10	0.01
Chicago 3:2:1 crack spread	15.94	US$1.00/bbl	112	0.11	87	0.09
Exchange rate (US $ per Cdn $)(3)(7)	0.772	US$0.01	(59)	(0.06)	(44)	(0.04)

(1)	Excludes mark to market accounting impacts.
(2)	Based on 1,005.1 million common shares outstanding as of December 31, 2018.
(3)	Does not include gains or losses on inventory.
(4)	Includes impacts related to Brent-based production.
(5)	Includes impact of natural gas consumption by the Company.
(6)	Excludes impact on Canadian asphalt operations.
(7)	Assumes no foreign exchange gains or losses on U.S. dollar denominated long-term debt and other monetary items, including cash balances.

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 12

4.0 Results of Operations

4.1 Segment Earnings

Segmented Earnings	Earnings (Loss) before Income Taxes		Net Earnings (Loss)		Capital Expenditures(1)
($ millions)	2018	2017	2018	2017	2018	2017
Upstream
Exploration and Production	288	239	223	174	2,656	1,476
Infrastructure and Marketing	780	118	567	86	—	—
Downstream
Upgrading	496	151	361	110	62	230
Canadian Refined Products	216	142	158	104	74	87
U.S. Refining and Marketing	619	371	481	234	665	313
Corporate	(471)	(597)	(333)	78	121	114

Total	1,928	424	1,457	786	3,578	2,220

(1)

Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the year. Includes Exploration and Production assets acquired through acquisition, but excludes assets acquired through corporate acquisition.

4.2 Upstream

Exploration and Production

Exploration and Production Earnings Summary ($ millions)	2018	2017
Gross revenues	4,330	4,978
Royalties	(335)	(363)

Net revenues	3,995	4,615
Production, operating and transportation expenses	1,527	1,650
Selling, general and administrative expenses	296	265
Depletion, depreciation, amortization and impairment (“DD&A”)	1,811	2,237
Exploration and evaluation expenses	149	146
Gain on sale of assets	(2)	(42)
Other – net	(120)	6
Share of equity investment gain	(51)	(12)
Financial items	97	126
Provisions for income taxes	65	65

Net earnings	223	174

Exploration and Production net revenues decreased by $620 million in 2018 compared to 2017, primarily due to lower average realized sales prices combined with lower production, both of which are described in more detail below.

Selling, general and administrative expenses increased by $31 million in 2018 compared to 2017, primarily due to higher employee costs.

Gain on sale of assets decreased by $40 million in 2018 compared to 2017, primarily due to the disposition of select legacy assets in Western Canada in 2017.

Other – net for Exploration and Production increased by $126 million in 2018 compared to 2017, primarily due to profit or loss elimination between segments.

Share of equity investment gain increased by $39 million in 2018 compared to 2017, primarily due to the investment in the Husky-CNOOC Madura Ltd. joint venture, which is accounted for under the equity method. The BD Project reached first production in the third quarter of 2017.

Financial items decreased by $29 million in 2018 compared to 2017, primarily due to higher capitalized interest expense due to thermal projects and West White Rose project.

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 13

Average Sales Prices Realized

Average Sales Prices Realized	2018	2017
Crude oil and NGL ($/bbl)
Light & Medium crude oil	83.71	67.36
NGL(1)	55.72	44.18
Heavy crude oil	39.26	43.38
Bitumen	30.17	38.20
Total crude oil and NGL average	42.16	46.09
Natural gas average ($/mcf) (1)	6.64	5.52
Total average ($/boe)	41.50	42.47

(1)

Reported average NGL and natural gas prices include Husky’s working interest production from the BD Project (40 percent). Revenues and expenses related to the Husky-CNOOC Madura Ltd. joint venture are accounted for under the equity method for consolidated financial statement purposes.

The average sales prices realized by the Company for crude oil and NGL production decreased by nine percent in 2018 compared to 2017, primarily due to widening of the Canadian light/heavy oil differential.

The average sales prices realized by the Company for natural gas increased by 20 percent in 2018 compared to 2017. The increase was primarily due to a higher percentage of fixed priced natural gas production from both the Liwan Gas Project and BD Project relative to total natural gas production.

Daily Gross Production

Daily Gross Production	2018	2017
Crude oil and NGL (mbbls/day)
Western Canada
Light and Medium crude oil	9.4	12.1
NGL	12.0	10.5
Heavy crude oil	36.8	44.4
Bitumen(1)	124.2	119.1

	182.4	186.1
Atlantic
White Rose and Satellite Fields – light crude oil	17.4	30.0
Terra Nova – light crude oil	4.0	4.0
	21.4	34.0

Asia Pacific
Wenchang – light crude oil	—	5.3
Liwan and Wenchang – NGL(2)	8.4	7.0
Madura – NGL(3)	2.5	0.6

	10.9	12.9

	214.7	233.0

Natural gas (mmcf/day)
Western Canada	291.0	378.2
Asia Pacific
Liwan(2)	184.8	152.9
Madura(3)	31.2	8.0

	216.0	160.9

	507.0	539.1

Total (mboe/day)	299.2	322.9

(1)	Bitumen consists of production from thermal developments in Lloydminster, the Tucker Thermal Project located near Cold Lake, Alberta and the Sunrise Energy Project.
(2)	Reported production volumes include Husky’s working interest production from the Liwan Gas Project (49 percent).
(3)

Reported production volumes include Husky’s working interest production from the BD Project (40 percent). Revenues and expenses related to the Husky-CNOOC Madura Ltd. joint venture are accounted for under the equity method for consolidated financial statement purposes.

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 14

Crude Oil and NGL Production

Crude oil and NGL production decreased by 18.3 mbbls/day, or eight percent, in 2018 compared to 2017. The decrease was primarily due to lower production in Atlantic due to the suspension of operations on the SeaRose FPSO vessel in January and November 2018, a high water cut well at North Amethyst combined with natural well declines, a reduction of heavy crude oil production due to natural declines and reduced optimization activities in the Company’s non-thermal developments, lower crude oil production in Asia Pacific due to the expiry of the Company’s participation in the Wenchang oilfield PSC in late 2017, and lower production in Western Canada as a result of the disposition of select legacy assets in 2017. The decreases were partially offset by increased bitumen production from the Company’s thermal projects, combined with increased NGL production in Asia Pacific and Western Canada.

Natural Gas Production

Natural gas production decreased by 32.1 mmcf/day, or six percent, in 2018 compared to 2017. In Western Canada, natural gas production decreased by 87.2 mmcf/day, primarily due to the disposition of select legacy assets in 2017. In Asia Pacific, natural gas production increased by 55.1 mmcf/day, primarily due to increased gas demand at the Liwan Gas Project and higher production from the BD Project.

Exploration and Production Revenue Mix (Percentage of Upstream Net Revenues)	2018	2017
Crude oil and NGL
Light & Medium crude oil	22	25
NGL(1)	10	6
Heavy crude oil	11	14
Bitumen	29	33

Crude oil and NGL	72	78
Natural gas(1)	28	22

Total	100	100

(1)

Reported average NGL and natural gas revenue include Husky’s working interest production from the BD Project (40 percent). Revenues and expenses related to the Husky-CNOOC Madura Ltd. joint venture are accounted for under the equity method for consolidated financial statement purposes.

2019 Production Guidance and 2018 Actual

		Year ended
	Guidance	December 31	Guidance
Gross Production	2019	2018	2018
Canada
Light & Medium crude oil (mbbls/day)	29 - 31	31	35 - 36
NGL (mbbls/day)	12 - 13	12	10 - 11
Heavy crude oil & bitumen (mbbls/day)	155 - 163	161	162 - 164
Natural gas (mmcf/day)	297 - 307	291	285 - 290

Canada total (mboe/day)	246 - 258	252	255 - 259

Asia Pacific
Light crude oil (mbbls/day)	3 - 3	—	0 - 0
NGL (mbbls/day)(1)	6 - 7	11	10 - 11
Natural gas (mmcf/day)(1)	210 - 220	216	210 - 215

Asia Pacific total (mboe/day)	44 - 47	47	45 - 46

Total (mboe/day)	290 - 305	299	300 - 305

(1)

Includes Husky’s working interest production from the BD Project (40 percent). Revenues and expenses related to the Husky-CNOOC Madura Ltd. joint venture are accounted for under the equity method for consolidated financial statement purposes.

Total production for the year ended December 31, 2018 was marginally under the production guidance, primarily due to the factors that impacted crude oil and NGL production discussed above. The expected total production volumes in 2019 will remain comparable to 2018 after factoring in the reductions associated with Government of Alberta curtailment and partial suspension of operations at the White Rose field in Atlantic. The 2019 production guidance reflects curtailment affecting production at the Tucker Thermal Project, the Sunrise Energy Project and the conventional heavy oil business.

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 15

Factors that could potentially impact the Company’s production performance in 2019 include, but are not limited to:

•	eventual outcome and impact of the government-mandated production curtailment in Alberta.

•

changes in crude oil and natural gas prices such as increases in commodity pricing, which may result in the decision to accelerate near-term growth projects, or decreases in commodity pricing, which may result in the decision to temporarily shut-in production or delay capital expenditures.

•	performance of recently commissioned facilities, new wells brought onto production and unanticipated reservoir response from existing fields.

•	unplanned or extended maintenance and turnarounds at any of the Company’s operated or non-operated facilities, upgrading, refining, pipeline or offshore assets.

•	business interruptions due to unexpected events such as severe weather, fires, blowouts, freeze-ups, equipment failures, unplanned and extended pipeline shutdowns and other similar events.

•	defaults by contracting parties whose services, goods or facilities are necessary for the Company’s production.

•	operations and assets which are subject to a number of political, economic and socio-economic risks.

Royalties

Royalties (Percent)	2018	2017
Western Canada	9	7
Atlantic	8	9
Asia Pacific(1)	7	6

Total	8	7

(1)

Reported royalties include Husky’s working interest from the BD Project (40 percent). Revenues and expenses related to the Husky-CNOOC Madura Ltd. joint venture are accounted for under the equity method for interim financial statement purposes.

Royalty rates for Western Canada increased by two percent in 2018 compared to 2017, primarily due to higher WTI prices for the majority of 2018. Royalty rates for Atlantic decreased by one percent in 2018 compared to 2017, primarily due to lower production combined with higher eligible costs. Royalty rates for Asia Pacific increased by one percent in 2018 compared to 2017, primarily due to higher production from the BD Project which has higher royalty rates than the Liwan Gas Project.

Operating Costs

Operating Costs ($ millions)	2018	2017
Western Canada	1,218	1,331
Atlantic	213	213
Asia Pacific	95	94

Total	1,526	1,638

Per unit operating costs ($/boe)	14.00	13.93

Total Exploration and Production operating costs were $1,526 million in 2018 compared to $1,638 million in 2017. Total per unit operating costs averaged $14.00/boe in 2018 compared to $13.93/boe in 2017. The increase in per unit operating costs was primarily due to the factors discussed below.

Per unit operating costs in Atlantic averaged $27.21/bbl in 2018 compared to $17.12/bbl in 2017. The increase in per unit operating costs was primarily due to lower production.

Per unit operating costs in Western Canada averaged $14.48/boe in 2018 compared to $14.67/boe in 2017. The decrease in per unit operating costs was primarily due to lower energy costs and the continued ramp-up at the Sunrise Energy Project.

Per unit operating costs in Asia Pacific averaged $5.53/boe in 2018 compared to $6.47/boe in 2017. The decrease in per unit operating costs was primarily due to higher production at the Liwan Gas and BD projects.

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 16

Exploration and Evaluation Expenses

Exploration and Evaluation Expenses ($ millions)	2018	2017
Seismic, geological and geophysical	102	113
Expensed drilling	41	22
Expensed land	6	11

Total	149	146

Exploration and Evaluation expenses were $149 million in 2018 compared to $146 million in 2017.

Depletion, Depreciation, Amortization and Impairment

DD&A expense decreased by $426 million in 2018 compared to 2017, primarily due to lower production in 2018, the recognition of a pre-tax impairment charge of $173 million in 2017, and additional heavy oil and bitumen reserves bookings in the fourth quarter of 2017. In 2018, total DD&A excluding impairment averaged $16.99/boe compared to $17.61/boe in 2017.

Exploration and Production Capital Expenditures

Exploration and Production capital expenditures were higher in 2018 compared to 2017, reflecting increased spending across the portfolio. Exploration and Production capital expenditures were as follows:

Exploration and Production Capital Expenditures(1) ($ millions)	2018	2017
Exploration
Western Canada	99	63
Thermal developments	7	8
Atlantic	73	67
Asia Pacific(2)	52	10

	231	148

Development
Western Canada	332	196
Thermal developments	874	534
Non-thermal developments	110	106
Atlantic	916	417
Asia Pacific(2)	148	2

	2,380	1,255

Acquisitions
Western Canada	4	25
Thermal developments	41	48

	45	73

Total	2,656	1,476

(1)	Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the period.
(2)	Capital expenditures in Asia Pacific exclude amounts related to the Husky-CNOOC Madura Ltd. joint venture, which is accounted for under the equity method for consolidated financial statement purposes.

Western Canada

During 2018, $435 million (16 percent) was invested in Western Canada compared to $284 million (19 percent) in 2017. Capital expenditures in 2018 related primarily to resource play development targeting the Spirit River Formation in the Ansell and Kakwa areas and the Montney Formation in the Wembley and Karr areas.

Thermal Developments

During 2018, $922 million (35 percent) was invested in thermal developments compared to $590 million (40 percent) in 2017. Capital expenditures in 2018 related primarily to the development of the Rush Lake 2 Thermal Project, and construction work at the Dee Valley and Spruce Lake Central thermal projects.

Non-Thermal Developments

During 2018, $110 million (four percent) was invested in non-thermal developments compared to $106 million (seven percent) in 2017. Capital expenditures in 2018 related primarily to sustainment activities.

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 17

Atlantic

During 2018, $989 million (37 percent) was invested in Atlantic compared to $484 million (33 percent) in 2017. Capital expenditures in 2018 related primarily to the development of the West White Rose Project and sustainment and development activities at the White Rose field and satellite extensions.

Asia Pacific

During 2018, $200 million (eight percent) was invested in Asia Pacific compared to $12 million (one percent) in 2017. Capital expenditures in 2018 related primarily to the continued development of Liuhua 29-1, and the exploration of Blocks 15/33 and 16/25.

Exploration and Production Wells Drilled

Onshore Drilling Activity

The following table discloses the number of wells drilled during 2018 and 2017:

	2018		2017
Wells Drilled (wells)(1)	Gross	Net	Gross	Net
Thermal developments	150	140	64	64
Non-thermal developments	31	26	29	27
Western Canada	46	45	36	33

Total	227	211	129	124

(1)	Excludes service/stratigraphic test wells for evaluation purposes.

Thermal developments consisted of drilling and completion activity related to the Sunrise Energy Project and the Dee Valley and Spruce Lake Central thermal projects. Western Canada drilling and completion activity increased primarily due to a drilling program targeting the Spirit River Formation in the Ansell and Kakwa areas, as well as a drilling program targeting the Montney Formation in the Wembley and Karr areas.

Offshore Drilling Activity

The following table discloses the Company’s Offshore drilling activity during 2018:

Region	Well	Working Interest	Well Type
Atlantic	North Amethyst G-25 11	68.875 percent	Development
Atlantic	White Rose A-24	68.875 percent	Exploration
Asia Pacific	Block 15/33 XJ 34-3-2	100 percent	Exploration
Asia Pacific	Block 15/33 PY 3-6-1	100 percent	Exploration
Asia Pacific	Block 16/25 HZ 25-7-4	100 percent	Exploration

2019 Upstream Capital Expenditures Program

2019 Upstream Capital Expenditures Program ($ millions)
Thermal developments	670 - 700
Non-thermal developments	100 - 110
Western Canada	150 - 160
Atlantic	1,120 - 1,190
Asia Pacific(1)	440 - 460

Total Upstream capital expenditures	2,480 - 2,620

(1)	Capital expenditures in Asia Pacific exclude amounts related to the Husky-CNOOC Madura Ltd. joint venture, which is accounted for under the equity method for consolidated financial statement purposes.

The 2019 Upstream capital expenditures program reflects a focus on near-term and medium-cycle projects in the Integrated Corridor business, including further growing the Lloydminister thermal bitumen portfolio as well as the Ansell resource play in Western Canada. In the Offshore business, the capital expenditures program will support the continuation of construction at the Liuhua 29-1 field offshore China and the West White Rose Project in Atlantic.

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 18

The Company has budgeted $730 - $760 million in thermal developments for 2019, primarily for the development of the Dee Valley, Spruce Lake North and Spruce Lake Central thermal bitumen projects. Capital expenditures will also take place in support of environmental and regulatory work on Spruce Lake East which was sanctioned in the fourth quarter of 2018. The Company is making progress in its strategy to transition a greater percentage of production to long-life thermal bitumen production and the 2019 Upstream capital expenditures program will continue to build on this momentum.

The Company has budgeted $100 - $110 million in non-thermal developments for 2019, primarily for sustainment activities.

The Company has budgeted $180 - $190 million in Western Canada for 2019, primarily for the planned drilling activities in the Spirit River Formation in the Ansell and Kakwa areas as well as in the Montney Formation, and sustainment and maintenance activities.

The Company has budgeted $1,120 - $1,190 million in Atlantic for 2019, primarily for the construction of the West White Rose Project.

The Company has budgeted $350 - $370 million in Asia Pacific in 2019, primarily for the continued development of the third field of the Liwan Gas Project, Liuhua 29-1.

Oil and Gas Reserves

The Company’s reserves disclosure was prepared in accordance with Canadian Securities Administrators’ National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) effective December 31, 2018 with a preparation date of January 31, 2019.

Proved and Probable Reserves at December 31:

Note: All Lloydminster thermal reserves are classified as bitumen.

The Company’s complete oil and gas reserves disclosure, prepared in accordance with NI 51-101, is contained in the Company’s Annual Information Form, which is available at www.sedar.com, and certain supplementary oil and gas reserves disclosure prepared in accordance with U.S. disclosure requirements is contained in the Company’s Form 40-F, which is available at www.sec.gov or on the Company’s website at www.huskyenergy.com.

Sproule Associates Ltd. (“Sproule”), an independent firm of qualified oil and gas reserves evaluation engineers, was engaged to conduct an audit and review of the Company’s crude oil, natural gas and NGL reserves estimates. Sproule issued an audit opinion on January 31, 2019 stating that the Company’s internally generated proved and probable reserves and net present values based on forecast and constant price assumptions are, in aggregate, reasonable and have been prepared in accordance with generally accepted oil and gas engineering and evaluation practices as set out in the Canadian Oil and Gas Evaluation Handbook.

At December 31, 2018, the Company’s proved oil and gas reserves were 1,471 mmboe, up from 1,301 mmboe at the end of 2017. The Company’s 2018 reserves replacement ratio, defined as net additions divided by total production during the period, was 260 percent excluding economic revisions (255 percent including economic revisions).

Major changes to proved reserves in 2018 included:

•

Discoveries, Extensions and Improved Recovery additions of 266 mmboe including 102 mmbbls at the Sunrise Energy Project from new locations as part of a full field optimized development plan, 63 mmbbls for two new Lloydminster thermal bitumen steam-assisted gravity drainage projects, first booking of Liuhua 29-1 of 31 mmboe, 43 mmboe in Ansell, Kakwa, North Blackstone, Wapiti and Wembley from new locations, and 8 mmbbls for additional reserves associated with the West White Rose Project.

•

Technical revisions of 15 mmboe included 31 mmbbls added for the Lloydminster thermal bitumen projects and 9 mmboe added in China due to higher performance than last year’s forecast. These were offset by a reduction of 23 mmbbls at the Sunrise Energy Project as a result of applying a more conservative estimate of the recovery factor early in the 50-year life of the field.

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 19

Proved Plus Probable Reserves and Production at December 31, 2018:

Reconciliation of Proved Reserves (1)

	Canada					International		Total
	Western Canada				Atlantic
	Light/ Medium Crude Oil & NGL (mmbbls)	Heavy Crude Oil (mmbbls) (2)	Bitumen (mmbbls)(2)	Natural Gas (bcf)	Light Crude Oil (mmbbls)	Light Crude Oil & NGL (mmbbls)	Natural Gas (bcf)	Crude Oil, Bitumen & NGL (mmbbls)	Natural Gas (bcf)	Equivalent Units (mmboe)

(forecast prices and costs
before royalties)
Proved reserves
December 31, 2017	66	64	747	1,174	97	21	662	995	1,836	1,301
Technical revisions	(2)	2	8	4	(3)	2	47	7	51	15
Acquisitions	—	—	2	8	—	—	—	2	8	4
Dispositions	—	(1)	—	(2)	—	—	—	(1)	(2)	(1)
Discoveries, extensions and improved recovery	9	5	178	220	7	5	153	204	373	266
Economic factors	—	(3)	—	(10)	—	—	—	(3)	(10)	(5)
Production	(8)	(13)	(45)	(106)	(8)	(4)	(79)	(78)	(185)	(109)

Proved reserves December 31, 2018	65	54	890	1,288	93	24	783	1,126	2,071	1,471

Proved and probable reserves December 31, 2018	80	76	1,722	1,751	177	30	984	2,085	2,735	2,541
December 31, 2017	80	86	1,609	1,597	196	31	1,014	2,002	2,611	2,437

(1)	Numbers in the above table may not align with other disclosures due to rounding.
(2)	Lloydminster thermal property reserves are classified as bitumen.

Reconciliation of Proved Developed Reserves (1)

	Canada					International		Total
	Western Canada				Atlantic
(forecast prices and costs before royalties)	Light/ Medium Crude Oil & NGL (mmbbls)	Heavy Crude Oil (mmbbls) (2)	Bitumen (mmbbls)(2)	Natural Gas (bcf)	Light Crude Oil (mmbbls)	Light Crude Oil & NGL (mmbbls)	Natural Gas (bcf)	Crude Oil, Bitumen & NGL (mmbbls)	Natural Gas (bcf)	Equivalent Units (mmboe)
Proved developed reserves
December 31, 2017	62	64	162	823	37	21	561	346	1,384	575
Technical revisions	(2)	2	2	2	(5)	3	46	—	48	9
Transfer from proved undeveloped	1	—	21	24	—	—	—	22	24	26
Acquisitions	—	—	—	8	—	—	—	—	8	2
Dispositions	(1)	—	—	(2)	—	—	—	(1)	(2)	(1)
Discoveries, extensions and improved recovery	4	4	2	63	—	—	—	10	63	20
Economic factors	—	(4)	—	(8)	—	—	—	(4)	(8)	(5)
Production	(8)	(13)	(45)	(106)	(8)	(4)	(79)	(78)	(185)	(109)

December 31, 2018	56	53	142	804	24	20	528	295	1,332	517

(1)	Number in the above tables may not align with other disclosures due to rounding.
(2)	Lloydminster thermal property reserves are classified as bitumen.

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 20

Infrastructure and Marketing

Infrastructure and Marketing Earnings Summary ($ millions)	2018	2017
Gross revenues	2,211	1,976
Marketing and other	668	(40)
Expenses
Purchases of crude oil and products	2,087	1,855
Production, operating and transportation expenses	23	13
Selling, general and administrative expenses	5	4
Depletion, depreciation, amortization and impairment	—	2
Loss on sale of assets	—	1
Other – net	2	(8)
Share of equity investment gain	(18)	(49)
Provisions for income taxes	213	32

Net earnings	567	86

Infrastructure and Marketing gross revenues and purchases of crude oil and products increased by $235 million and $232 million, respectively, in 2018 compared to 2017, primarily due to increased volumes and prices.

Marketing and other increased by $708 million in 2018 compared to 2017, primarily due to crude oil marketing gains from widening location price differentials between Canada and the U.S., which the Company is able to capture due to its committed capacity on the Keystone pipeline.

Share of equity investment gain decreased by $31 million in 2018 compared to 2017, primarily due to higher maintenance expense and higher depreciation from HMLP in 2018.

Provisions for income taxes increased by $181 million in 2018 compared to 2017, primarily due to higher earnings before income taxes in 2018.

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 21

4.3 Downstream
Upgrading

Upgrading Earnings Summary ($ millions, except where indicated)	2018	2017
Gross revenues	1,750	1,440
Expenses
Purchases of crude oil and products	928	983
Production, operating and transportation expenses	195	197
Selling, general and administrative expenses	7	9
Depletion, depreciation, amortization and impairment	123	99
Financial items	1	1
Provisions for income taxes	135	41

Net earnings	361	110

Upgrading throughput (mbbls/day)(1)	75.6	68.5
Total sales (mbbls/day)	74.7	68.5
Synthetic crude oil sales (mbbls/day)	52.9	49.8
Upgrading differential ($/bbl)	29.05	18.66
Unit margin ($/bbl)	30.15	18.28
Unit operating cost ($/bbl)(2)	7.07	7.88

(1)	Throughput includes diluent returned to the field.
(2)	Based on throughput.

Upgrading operations add value by processing heavy crude oil into high value synthetic crude oil and low sulphur distillates. Upgrading profitability is primarily dependent on the differential between the cost of heavy crude oil feedstock and the sales price of synthetic crude oil.

Upgrading gross revenues increased by $310 million in 2018 compared to 2017, primarily due to higher realized prices for synthetic crude oil and higher sales volumes as the Lloydminster Upgrader was in a major planned turnaround in the second quarter of 2017. The price of Husky Synthetic Blend averaged $75.55/bbl in 2018 compared to $67.05/bbl in 2017.

Upgrading feedstock purchases decreased by $55 million in 2018 compared to 2017, primarily due to the decrease in the average cost of heavy crude oil feedstock.

Upgrading DD&A increased by $24 million in 2018 compared to 2017, primarily due to a higher depletable base in 2018 resulting from the capitalization of turnaround costs in 2017.

Provisions for income taxes increased by $94 million in 2018 compared to 2017, primarily due to higher earnings before income taxes in 2018.

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 22

Canadian Refined Products

Canadian Refined Products Earnings Summary ($ millions, except where indicated)	2018	2017
Gross revenues	3,412	2,787
Expenses
Purchases of crude oil and products	2,760	2,219
Production, operating and transportation expenses	265	256
Selling, general and administrative expenses	47	53
Depletion, depreciation, amortization and impairment	115	111
Gain on sale of assets	(2)	(5)
Other – net	(1)	(1)
Financial items	12	12
Provisions for income taxes	58	38

Net earnings	158	104

Number of fuel outlets(1)	557	518
Fuel sales volume, including wholesale
Fuel sales (millions of litres/day)	7.7	7.3
Fuel sales per retail outlet (thousands of litres/day)	12.3	12.1
Refinery throughput
Prince George Refinery (mbbls/day)(2)	10.7	11.2
Lloydminster Refinery (mbbls/day)(2)	27.1	26.8
Ethanol production (thousands of litres/day)	819.4	804.8

(1)	Average number of fuel outlets for period indicated.
(2)	Includes all crude oil, feedstock, intermediate feedstock and blend-stocks used in producing sales volumes from the refinery.

Canadian Refined Products gross revenues increased by $625 million in 2018 compared to 2017, primarily due to higher product prices.

Canadian Refined Products purchases of crude oil and products increased by $541 million in 2018 compared to 2017, primarily due to higher commodity prices.

Provisions for income taxes increased by $20 million in 2018 compared to 2017, primarily due to higher earnings before income taxes in 2018.

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 23

U.S. Refining and Marketing

U.S. Refining and Marketing Earnings Summary ($ millions, except where indicated)	2018	2017
Gross revenues	11,770	9,355
Expenses
Purchases of crude oil and products	10,334	8,059
Production, operating and transportation expenses	795	563
Selling, general and administrative expenses	22	15
Depletion, depreciation, amortization and impairment	450	354
Other – net	(464)	(21)
Financial items	14	14
Provisions for income taxes	138	137

Net earnings	481	234

Selected operating data:
Lima Refinery throughput (mbbls/day)(1)	151.1	172.2
BP-Husky Toledo Refinery throughput (mbbls/day)(1)(2)	71.1	76.6
Superior Refinery throughput (mbbls/day)(1)	11.7	5.5
Refining and marketing margin (US$/bbl crude throughput)(3)	13.03	11.44
Refinery inventory (mmbbls)(4)	6.9	9.2

(1)	Includes all crude oil, feedstock, intermediate feedstock and blend-stocks used in producing sales volumes from the refinery.
(2)	Reported throughput volumes include Husky’s working interest from the BP-Husky Toledo Refinery (50 percent).
(3)	Prior period has been restated to include impact of U.S. product marketing margin.
(4)	Feedstock and refined products are included in refinery inventory.

U.S. Refining and Marketing gross revenues increased by $2,415 million in 2018 compared to 2017, primarily due to higher refined product prices partially offset by lower sales volumes as the Lima Refinery completed a major planned turnaround in late 2018.

U.S. Refining and Marketing purchases of crude oil and products increased by $2,275 million in 2018 compared to 2017, primarily due to higher commodity prices partially offset by lower throughput volumes as the Lima Refinery completed a major planned turnaround in late 2018.

Production, operating and transportation expenses increased by $232 million in 2018 compared to 2017, primarily due to the acquisition of the Superior Refinery in late 2017 and the incident at the refinery in April 2018.

DD&A expense increased by $96 million in 2018 compared to 2017, primarily due to the derecognition of assets damaged during the incident at the Superior Refinery.

Other – net increased by $443 million in 2018 compared to 2017, primarily due to pre-tax insurance recoveries for property damage, rebuild costs, business interruption and clean-up costs associated with the incident at the Superior Refinery.

Downstream Capital Expenditures

In 2018, Downstream capital expenditures totalled $801 million compared to $630 million in 2017. In Canada, capital expenditures of $136 million related primarily to the scheduled partial turnaround at the Lloydminster Upgrader in the second quarter of 2018, and various reliability and environmental activities at the Lloydminster and Prince George refineries. In the U.S., capital expenditures of $665 million related primarily to the turnaround and crude oil flexibility project at the Lima Refinery, the turnaround at the Superior Refinery, and various reliability and environmental initiatives at the Lima and BP-Husky Toledo refineries.

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 24

4.4 Corporate

Corporate Summary ($ millions) income (expense)	2018	2017
Production, operating and transportation expenses	2	—
Selling, general and administrative expenses	(277)	(304)
Depletion, depreciation, amortization and impairment	(92)	(79)
Other – net	8	(6)
Net foreign exchange gain (loss)	14	(6)
Finance income	52	32
Finance expense	(178)	(234)
Recovery of income taxes	138	675

Net earnings (loss)	(333)	78

The Corporate segment reported a net loss of $333 million in 2018 compared to net earnings of $78 million in 2017. The change was primarily due to the recognition of a $436 million deferred tax recovery in 2017, related to the reduction of the U.S. Federal corporate tax rate that took effect at the beginning of 2018.

Finance income increased by $20 million in 2018 compared to 2017, primarily due to interest on short-term investments.

Finance expense decreased by $56 million in 2018 compared to 2017, primarily due to lower interest expense in 2018 from the repayment of long term debt in late 2017.

Net foreign exchange gain increased by $20 million due to the items noted below.

Foreign Exchange Summary ($ millions, except where indicated)	2018		2017
Non-cash working capital loss		(3)		(3)
Other foreign exchange gain (loss)		17		(3)

Net foreign exchange gain (loss)		14		(6)

U.S./Canadian dollar exchange rates:
At beginning of year	US$	0.799	US$	0.745
At end of year	US$	0.733	US$	0.799

Included in the other foreign exchange gain (loss) are realized and unrealized gains and losses on working capital and intercompany financing. The foreign exchange gains and losses on these items can vary significantly due to the large volume and timing of transactions through these accounts in the period. The Company manages its exposure to foreign currency fluctuations with the goal of minimizing the impact of foreign exchange gains and losses on the consolidated financial statements.

Consolidated Income Taxes

Consolidated Income Taxes ($ millions)	2018	2017
Provisions for (recovery of) income taxes	471	(362)
Cash income taxes paid (recovered)	37	(41)

Consolidated income taxes were a provision of $471 million in 2018 compared to a recovery of $362 million in 2017. The increase in consolidated income taxes was primarily due to the recognition of a $436 million deferred tax recovery related to the U.S. tax reform changes enacted in December 2017, combined with higher earnings before income taxes in 2018.

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 25

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

5.2 Significant Risk Factors

Operational, Environmental and Safety Incidents

The Company’s businesses are subject to inherent operational risks with respect to safety and the environment that require continuous vigilance. The Company seeks to minimize these operational risks by designing and building its facilities and conducting its operations in a safe and reliable manner using the Husky Operational Integrity Management System, an integrated management system that considers environmental requirements as well as process and occupational safety. Failure to manage the risks effectively could result in potential fatalities, serious injury, interruptions to activities or use of assets, damage to assets, environmental impact or loss of licence to operate. Enterprise risk management, emergency preparedness, business continuity and security policies and programs are in place for all operating areas and are adhered to on an ongoing basis. The Company, in accordance with industry practice, maintains insurance coverage against losses from certain of these risks. Nonetheless, insurance proceeds may not be sufficient to cover all losses, and insurance coverage may not be available for all types of operational risks.

Commodity Price Volatility

The Company’s results of operations and financial condition are dependent on the prices received for its refined products, crude oil, NGL and natural gas production. Lower prices for crude oil, NGL and natural gas could adversely affect the value and quantity of the Company’s oil and gas reserves. The Company’s reserves include significant quantities of heavier grades of crude oil that trade at a discount to light crude oil. Heavier grades of crude oil are typically more expensive to produce, process, transport and refine into high value refined products. Refining and transportation capacity for heavy crude oil and bitumen is limited and planned increases of North American heavy crude oil and bitumen production may create the need for additional heavy oil and bitumen refining and transportation capacity. Wider price differentials between heavier and lighter grades of crude oil could have a material adverse effect on the Company’s results of operations and financial condition, reduce the value and quantities of the Company’s heavier crude oil reserves and delay or cancel projects that involve the development of heavier crude oil resources. There is no guarantee that pipeline development projects or other transportation alternatives will provide sufficient transportation capacity and access to refining capacity to accommodate expected increases in North American heavy crude oil and bitumen production.

Prices for refined products and crude oil are based on world supply and demand. Supply and demand can be affected by a number of factors including, but not limited to, actions taken by the Organization of the Petroleum Exporting Countries (”OPEC”), non-OPEC crude oil supply, social conditions in oil producing countries, the occurrence of natural disasters, general and specific economic conditions, technological developments, prevailing weather patterns, government regulation and policies and the availability of alternate sources of energy.

The Company’s natural gas production is currently located in Western Canada and Asia Pacific. Western Canada’s natural gas production is subject to North American market forces. North American natural gas supply and demand is affected by a number of factors including, but not limited to, the amount of natural gas available to specific market areas either from the wellhead of existing or accessible conventional or unconventional sources (such as from shale) or from storage facilities, technological developments, prevailing weather patterns, the U.S. and Canadian economies, the occurrence of natural disasters and pipeline restrictions.

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

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 26

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

Restricted Market Access and Pipeline Interruptions

The Company’s results of operations and financial condition depend upon the Company’s ability to deliver products to the most attractive markets. The Company’s results of operations could be materially adversely affected by restricted market access resulting from a lack of pipeline or other transportation alternatives to attractive markets as well as regulatory and/or other marketplace barriers. Interruptions and restrictions may be caused by the inability of a pipeline to operate, or they can be related to capacity constraints as the supply of feedstock into the system exceeds the infrastructure capacity. With growing oil production across North America and the limited availability of infrastructure to carry the Company’s products to the marketplace, oil and natural gas transportation capacity is expected to be restricted in the next few years. Restricted market access may potentially have a material adverse effect on the Company’s results of operations, financial condition and business strategy. Unplanned shutdowns and closures of its refineries or Upgrader may limit the Company’s ability to deliver product with a material adverse effect on sales and results of operations.

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

Major Project Execution

The Company manages a variety of oil and gas projects ranging from Upstream to Downstream assets across its global portfolio. The wide range of risks associated with project development and execution, as well as the commissioning and integration of new facilities with existing assets, can impact the economic viability of the Company’s projects. Project risks may result in extended stakeholder consultation, additional environmental assessments and public hearings which may delay necessary environmental and regulatory approvals. Project risks may also manifest through schedule delays, cost overruns and commodity price drops. Some risks can impact the Company’s safety and environmental records thereby negatively affecting the Company’s reputation and social license to operate.

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

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 27

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

Reserves Data, Future Net Revenue and Resource Estimates

The reserves data contained or referenced in the MD&A represent estimates only. The accurate assessment of oil and gas reserves is critical to the continuous and effective management of the Company’s Upstream assets. Reserves estimates support various investment decisions about the development and management of oil and gas properties. In general, estimates of economically recoverable crude oil and natural gas reserves and the future net cash flow therefrom are based upon a number of variable factors and assumptions, such as product prices, future operating and capital costs, historical production from the properties and the effects of regulation by government agencies, including with respect to royalty payments, all of which may vary considerably from actual results. The Company uses all available information at the effective date of the evaluation and internal qualified reserves evaluators to prepare the reserves estimates. As required by NI 51-101, the Company obtains the opinion of an independent reserves auditor on the Company’s reserves. The audit covers more than 75 percent of the future net revenue discounted at 10 percent attributable to proved plus probable reserves with the remainder reviewed by the independent qualified reserves auditor. However, given the best technical information and evaluation techniques, all such estimates are still to some degree uncertain. All reserves estimates involve a degree of ambiguity and, at times, rely on indirect measurement techniques to estimate the size and recoverability of the resource. While new technologies have increased the accuracy of these techniques, there remains the potential for human or systemic error in recording and reporting the magnitude of the Company’s oil and gas reserves. Estimates of the economically recoverable oil and gas reserves attributable to any particular property or group of properties, and estimates of future net revenues expected therefrom, may differ substantially from actual results even though the total company reserves are shown to be reliable through the historical total company technical reserves revisions. The Company has a diverse portfolio of assets by product type, reservoir type and location which is a factor in mitigating specific property risks. Inaccurate appraisal of large project reservoirs could result in missed production, revenue and earnings targets and could have a material adverse effect on the Company’s reputation, investor confidence and ability to deliver on its growth business strategy.

Government Regulation

Given the scope and complexity of the Company’s operations, the Company is subject to regulations and interventions by governments at the federal, provincial, state and municipal levels in the countries in which it conducts its operations, development or exploratory activities. As these governments continually balance competing demands from different interest groups and stakeholders, the Company recognizes that the magnitude of regulatory risks has the potential to change over time. Changes in government policy, legislation or regulations could impact the Company’s existing and planned projects as well as impose costs of compliance and increase capital expenditures and operating expenses. Examples of the Company’s regulatory risks include, but are not limited to, uncertain or negative interactions with governments, uncertain energy policies, uncertain climate policies, uncertain environmental and safety policies, penalties, taxes, royalties, government fees, reserves access, limitations or increases in costs relating to the exportation of commodities, production restrictions, restrictions on the acquisition of exploration and production rights and land tenure, expropriation or cancellation of contract rights, limitations on control over the development and abandonment of fields and loss of licences to operate.

Environmental Regulation

Changes in environmental regulations could have a material adverse effect on the Company’s results of operations, financial condition and business strategy by requiring increased capital expenditures and operating costs or by impacting the quality, formulation or demand of products, which may or may not be offset through market pricing.

The Company anticipates further changes in environmental legislation could occur, which may result in stricter standards and enforcement, larger fines and liabilities, increased compliance costs and approval delays for critical licences and permits.

Climate Change Regulation

Climate change regulations may become more onerous over time as governments implement policies to further reduce greenhouse gases (“GHG”) emissions. As part of long range planning, the Company assesses future compliance costs associated with regulations of GHG emissions in its operations and the evaluation of future projects, based on the Company’s outlook for carbon pricing under current and pending regulations. The impact of recently announced regulations is being evaluated as provinces and the federal government finalize carbon pricing regulations. As these regulations continue to evolve, they could have a material adverse effect on the Company’s competitiveness, financial condition and results of operations through increased capital and operating costs and change in demand for refined products such as transportation fuels. The Company continues to monitor international and domestic efforts to address climate change, including international low carbon fuel standards and regulations and other emerging regulations in the jurisdictions in which the Company operates.

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 28

The Alberta Climate Leadership Plan began to be implemented in 2017. This plan includes an economy-wide carbon levy, rising to $30 per tonne in 2018 which applies to the Lloydminster Refinery, as well as a Carbon Competitiveness Incentive Regulation (“CCIR”) that manages emissions at large final emitting facilities (”LFEs”) including the Tucker Thermal Project and Sunrise Energy Project. Under the previous Specified Gas Emitters Regulation, which expired at the end of 2017, the Tucker Thermal Project generated over 500,000 tonnes of credits due to improved emission intensity performance. These credits are eligible to offset future compliance obligations under the CCIR. These regulations are not anticipated to have a material impact over the duration of the Company’s five-year long-range plan. The CCIR is due for review in 2020, along with the federal carbon policy. Uncertainty regarding future regulations, including carbon price and the details of implementing the oil sands emission limit, make it difficult to predict the potential future impact on the Company.

In December 2017, the Government of Saskatchewan released “Prairie Resilience”a policy paper on climate change strategy in which it outlines multiple commitments across five areas designed to make Saskatchewan more resilient to the climatic, economic and policy impacts of climate change. As part of this strategy, the government developed output-based performance standards for large industrial emitters and a Climate Resilience Measurement Framework. The large industrial emitters regulations will apply to the Company’s Lloydminster Upgrader and ethanol plant and Saskatchewan thermal projects to reduce emissions while considering the economic competitiveness of these sectors. The smaller facilities (emitting under 25,000 tonnes/year) will be exposed to the federal carbon levy. The cost impacts of this levy on the Company’s cold heavy oil production may be measurable.

The cost of compliance with British Columbia’s $35 per tonne carbon tax (increasing to $40 on April 1, 2019) and the Renewable and Low Carbon Fuel Requirements Regulation may materially adversely affect the Company’s Prince George Refinery. Additionally, future regulations in support of British Columbia’s commitment under its Climate Leadership Plan are uncertain.

The application of the federal carbon policy in Manitoba may significantly adversely affect the Company’s Minnedosa ethanol plant in Manitoba.

The Newfoundland and Labrador performance-based regulation imposes a carbon price beginning at $20/tonne in 2019 and escalating to $50/tonne in 2022. The provincial Gasoline and Diesel Tax begins at $20/tonne and will be adjusted with a goal of Atlantic parity related to provincial taxation (including carbon tax) of fuel products. The carbon tax rates will only increase to match equivalent increases in carbon taxation programs in neighbouring Atlantic provinces. There are noted exemptions for exploration drilling and aviation fuels. However, the addition of this carbon tax to marine diesel will increase operating costs for the Company’s Atlantic region operation.

Within the mandate of the Pan-Canadian Framework on Clean Growth and Climate Change, in May 2017, the Government of Canada released a technical paper on the federal carbon policy introducing two key elements: a carbon levy applied to gas that the Company uses at its facilities as well as retail fuel ($20 per tonne starting in 2019 and increasing by $10 annually to $50 per tonne in 2022), and an output-based pricing system for industrial facilities emitting GHGs above 50,000 tonnes of CO2e per year. In December 2018, the Government of Canada published the Regulatory Design Paper on the Clean Fuel Standard (“CFS”) that focuses on the liquid fuel stream regulations. Draft CFS regulations are expected to be published in mid-2019 and final regulations in 2020, with the regulations expected to come into force in 2022. The impact of the CFS is still uncertain.

The Company’s U.S. refining business may be materially adversely affected by the implementation of the Environmental Protection Agency’s (”EPA”) climate change rules or, by future U.S. GHG legislation that applies to the oil and gas industry or the consumption of petroleum products and by other U.S. climate change statutes at the federal or state level or by regulations imposed by other federal agencies or at the state or local level. Such legislation or regulations could require the Company’s U.S. refining operations to significantly reduce emissions and/or purchase emission credits, thereby increasing operating and capital costs, and could change the demand for refined products which may have a material adverse effect on the Company’s financial condition and results of operations.

The U.S. Renewable Fuel Standard (”RFS”) program, through the EPA-specified renewable volume obligation (”RVO”), requires refiners to add annually increasing amounts of renewable fuels to their petroleum products or to purchase RINs in lieu of such blending. Due to regulatory uncertainty and in part due to the U.S. fuel supply reaching the “blend wall” (the 10 percent limit prescribed by most automobile warranties), the price and availability of RINs have been volatile.

The Company complies with the RFS program in the U.S. by blending renewable fuels manufactured by third parties and by purchasing RINs on the open market. The Company cannot predict the future prices of RINs and renewable fuel blendstocks, and the costs to obtain the necessary RINs and blendstocks could be material. The Company’s financial position and results of operations could be adversely affected if it is unable to pass the compliance costs on to its customers and if the Company pays significantly higher prices for RINs or blendstocks to comply with the RFS mandated standards.

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 29

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

Climatic Conditions

Extreme climatic conditions may have material adverse effects on the Company’s financial condition and results of operations. Weather and climate affect demand, and therefore, the predictability of the demand for energy is affected to a large degree by the predictability of weather and climate. In addition, the Company’s exploration, production and construction operations, and the operations of major customers and suppliers, can be affected by extreme weather. This may result in cessation or diminishment of production, delay of exploration and development activities or delay of plant construction.

The Company operates in some of the harshest environments in the world, including offshore Newfoundland and Labrador. Climate change may increase the frequency of severe weather conditions in these locations including winds, flooding and variable temperatures, which are contributing to the melting of northern ice and increased creation of icebergs. Icebergs off the coast of Newfoundland and Labrador may threaten Atlantic oil production facilities, cause damage to equipment and possible production disruptions, spills, other asset damage and human impacts. The Company has in place a number of policies to protect people, equipment and the environment in the event of extreme weather conditions and ice melt conditions.

The Company’s Atlantic operations have a robust ice management program, which uses a range of resources including a dedicated ice surveillance aircraft, as well as synergistic relationships with government agencies including Environment and Climate Change Canada, the Coast Guard and Canadian Ice Service. Regular ice surveillance flights commence in February and continue until the risk has abated. In addition, Atlantic operators employ a series of supply and support vessels to actively manage ice and icebergs. These vessels are equipped with a variety of ice management tools including towing ropes, towing nets and water cannons. The Company also maintains a series of ad-hoc relationships with contractors, allowing the quick mobilization of additional resources as required. The Company regularly assesses all aspects of its ice management program in order to ensure that the program continues to evolve as more information about the characteristics of ice and icebergs in the Atlantic becomes available and as new technologies are developed. The Company continues to look at ways to improve its ability to predict and respond to sea ice and icebergs with ongoing research and development. Recent initiatives include the design and fabrication of modular, heavy weather nets with sensors and development of a Common Operating Picture on Husky’s contracted geographic information systems software module including ice flight information, location, drift models, and pack ice drift model runs. The Company now has a dedicated ice management room onshore, which mirrors the offshore and allows for real-time monitoring of field operations. Additional research and development activity related to ice management is continuing.

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

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 30

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

Aviation Incidents

The Company’s Offshore operations in Canada and China rely on regular travel by helicopter. A helicopter incident resulting in loss of life, facility shutdown or regulatory action could have a material adverse effect on the operations of the Company. This risk is managed through an aviation management process. Aviation Safety Reviews are conducted by third party specialist contractors to verify that helicopter service providers meet Husky and industry standards with respect to aviation safety. The reviews include evaluation of aircraft type, effectiveness of the safety and maintenance management systems and competency and training programs for critical roles in the operation of helicopters. Helicopters chartered to support Husky Offshore operations must be fit for service and as such are fitted with multiple redundant systems to address a wide range of potential in-flight emergencies. Additional measures specific to the Company’s challenging operating environments are specified in the Company’s design requirements including anti-icing and floatation systems effective for the maximum allowable sea height operating limits. Pilots are trained to address potential emergency situations through regular real-time and simulator training aligned with industry best practice.

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 31

Foreign Currency

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

The Company enters into short-dated foreign exchange contracts to fix the exchange rate for conversion of U.S. dollar denominated revenue to hedge against these potential fluctuations. The Company also designates its U.S. denominated debt as a hedge of the Company’s net investment in selected foreign operations with a U.S. dollar functional currency.

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

On December 4, 2018, the Company entered into cash flow hedges using forward interest rate swaps to fix the underlying U.S. $500 million 10-year note fixed rate to December 15, 2019.

Counterparty Credit

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

Credit Rating Risk

Credit ratings affect the Company’s ability to obtain both short-term and long-term financing and the cost of such financing. Additionally, the ability of the Company to engage in ordinary course derivative or hedging transactions and maintain ordinary course contracts with customers and suppliers on acceptable terms depends on the Company’s credit ratings. A reduction in the current rating on the Company’s debt by one or more of its rating agencies, particularly a downgrade below investment grade ratings, or a negative change in the Company’s ratings outlook could materially adversely affect the Company’s cost of financing and its access to sources of liquidity and capital. Credit ratings are intended to provide investors with an independent measure of credit quality of any issuer of securities. The credit ratings accorded to the Company’s securities by the rating agencies are not recommendations to purchase, hold or sell the securities in as much as such ratings do not comment as to market price or suitability for a particular investor. Any rating may not remain in effect for any given period of time or may be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant.

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 32

The Company is committed to retaining investment grade credit ratings to support access to capital markets and currently has the following credit ratings:

	Standard and Poor’s Rating Services (“S&P”)	Moody’s Investor Service (“Moody’s”)	Dominion Bond Rating Services Limited (“DBRS”)
Outlook/Trend	Stable	Stable	Stable
Senior Unsecured Debt	BBB	Baa2	A(low)
Series 1 Preferred Shares	P-3(high)		Pfd-2(low)
Series 2 Preferred Shares	P-3(high)		Pfd-2(low)
Series 3 Preferred Shares	P-3(high)		Pfd-2(low)
Series 5 Preferred Shares	P-3(high)		Pfd-2(low)
Series 7 Preferred Shares	P-3(high)		Pfd-2(low)
Commercial Paper			R-1(low)

Debt Covenants

The Company’s credit facilities include financial covenants, which contain a debt to capital covenant. If the Company does not comply with the covenants under these credit facilities, there is a risk that repayment could be accelerated.

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 33

6.0 Liquidity and Capital Resources

6.1 Summary of Cash Flow

Cash Flow Summary ($ millions)	2018	2017
Cash flow
Operating activities	4,134	3,704
Financing activities	(325)	363
Investing activities	(3,521)	(2,789)

Cash Flow from Operating Activities

Cash flow generated from operating activities increased by $430 million in 2018 compared to 2017. The increase was primarily due to an increase from the Company’s Infrastructure and Marketing segment, higher realized prices for synthetic crude oil combined with decreased average cost of crude oil feedstock in the Company’s upgrading operations, and increased production from the Company’s Asia Pacific operations.

Cash Flow from (used for) Financing Activities

Cash flow used for financing activities increased by $688 million in 2018 compared to 2017. Financing activities in 2018 related primarily to the reinstatement of the quarterly cash dividend in 2018. Financing activities in 2017 related primarily to the net issuance of long-term debt.

Cash Flow used for Investing Activities

Cash flow used for investing activities increased by $732 million in 2018 compared to 2017. The increase was primarily due to increased capital expenditures in 2018.

6.2 Working Capital Components

Working capital is the amount by which current assets exceed current liabilities. At December 31, 2018, the Company’s working capital was $694 million compared to $2,109 million at December 31, 2017. A reconciliation of the Company’s working capital is as follows:

Working Capital ($ millions)	December 31, 2018	December 31, 2017	Change
Cash and cash equivalents	2,866	2,513	353
Accounts receivable	1,355	1,186	169
Income taxes receivable	112	164	(52)
Inventories	1,232	1,513	(281)
Prepaid expenses	123	145	(22)
Restricted cash	—	95	(95)
Accounts payable and accrued liabilities	(3,159)	(3,033)	(126)
Short-term debt	(200)	(200)	—
Long-term debt due within one year	(1,433)	—	(1,433)
Asset retirement obligations	(202)	(274)	72

Net working capital	694	2,109	(1,415)

The increase in cash and cash equivalents was primarily due to the higher global commodity prices for the majority of 2018. Fluctuations in accounts receivable and accounts payable were due to the timing of settlements in 2018 compared to 2017. The decrease in income taxes receivable was primarily due to the timing of expected tax refunds. The decrease in inventories was primarily driven by decreased market values in the fourth quarter of 2018. The decrease in restricted cash was primarily due to the expiry of the Company’s participation in the Wenchang oilfield PSC in late 2017. The increase in long-term debt due within one year was due to the timing of debt maturities.

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 34

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

At December 31, 2018, the Company had the following available credit facilities:

Credit Facilities ($ millions)	Available	Unused
Operating facilities(1)	900	461
Syndicated credit facilities(2)	4,000	3,800

	4,900	4,261

(1)	Consists of demand credit facilities.
(2)	Commercial paper outstanding is supported by the Company’s syndicated credit facilities.

At December 31, 2018, the Company had $4,261 million of unused credit facilities of which $3,800 million are long-term committed credit facilities and $461 million are short-term uncommitted credit facilities. A total of $439 million short-term uncommitted borrowing credit facilities was used in support of outstanding letters of credit and $200 million of long-term committed borrowing credit facilities was used in support of commercial paper. At December 31, 2018, the Company had no direct borrowing against committed credit facilities. The maturity dates for the Company’s revolving syndicated credit facilities are March 9, 2020 and June 19, 2022. The Company’s ability to renew existing bank credit facilities and raise new debt is dependent upon maintaining an investment grade credit rating and the condition of capital and credit markets. Credit ratings may be affected by the Company’s level of debt, from time to time.

The Company’s share capital is not subject to external restrictions. The Company’s leverage covenant under both of its revolving syndicated credit facilities is debt to capital and calculated as total debt (long-term debt including long-term debt due within one year and short-term debt) and certain adjusting items specified in the agreement divided by total debt, shareholders’ equity and certain adjusting items specified in the agreement. This covenant is used to assess the Company’s financial strength. If the Company does not comply with the covenants under the syndicated credit facilities, there is the risk that repayment could be accelerated. The Company was in compliance with the syndicated credit facility covenants at December 31, 2018, and assessed the risk of non-compliance to be low.

Sunrise Oil Sands Partnership has an unsecured demand credit facility of $10 million available for general purposes. The Company’s proportionate share is $5 million. There were no amounts drawn on this demand credit facility at December 31, 2018.

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

On March 30, 2017, the Company filed a universal short form base shelf prospectus (the “2017 Canadian Shelf Prospectus”) with applicable securities regulators in each of the provinces of Canada that enables the Company to offer up to $3.0 billion of common shares, preferred shares, debt securities, subscription receipts, warrants and other units in Canada up to and including April 30, 2019. The 2017 Canadian Shelf Prospectus replaced the Company’s Canadian universal short form base shelf prospectus which expired on March 23, 2017. During the 25-month period that the 2017 Canadian Shelf Prospectus is in effect, securities may be offered in amounts, at prices and on terms set forth in a prospectus supplement.

On September 15, 2017, the Company repaid the maturing 6.20 percent notes issued under a trust indenture dated September 11, 2007. The amount paid to note holders was $365 million, including $11 million of interest.

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 35

On January 29, 2018, the Company filed a universal short form base shelf prospectus (“the 2018 U.S. Shelf Prospectus”) with the Alberta Securities Commission. On January 30, 2018, the Company’s related U.S. registration statement filed with the Securities and Exchange Commission (”SEC”) containing the 2018 U.S. Shelf Prospectus became effective which enables the Company to offer up to US$3.0 billion of debt securities, common shares, preferred shares, subscription receipts, warrants and units of the Company in the U.S. up to and including February 29, 2020. The 2018 U.S. Shelf Prospectus replaced the Company’s U.S. universal short form base shelf prospectus which expired on January 22, 2018. During the 25-month period that the 2018 U.S. Shelf Prospectus and the related U.S. registration statement are effective, securities may be offered in amounts, at prices and on terms set forth in a prospectus supplement.

As at December 31, 2018, the Company has $3.0 billion in unused capacity under the 2017 Canadian Shelf Prospectus and US$3.0 billion in unused capacity under the 2018 U.S. Shelf Prospectus and related U.S. registration statement. The ability of the Company to utilize the capacity under the 2017 Canadian Shelf Prospectus and 2018 U.S. Shelf Prospectus and related U.S. registration statement is subject to market conditions at the time of sale.

Net Debt

Net debt, a non-GAAP measure (see Section 9.3), is calculated as total debt less cash and cash equivalents. The Company had total debt of $5,747 million and cash and cash equivalents of $2,866 million at December 31, 2018, compared to total debt of $5,440 million and cash and cash equivalents of $2,513 million at December 31, 2017. The Company’s net debt at December 31, 2018 decreased by $46 million when compared to December 31, 2017:

Net Debt(1) ($ millions)	December 31, 2018	December 31, 2017
Net debt at beginning of period	(2,927)	(4,020)
Change in net debt due to:
Funds from operations(1)	4,004	3,306
Capital expenditures	(3,578)	(2,220)
Capitalized interest	(108)	(68)
Corporate acquisition	(15)	(670)
Dividends on preferred shares	(35)	(34)
Dividends on common shares	(402)	—
Change in non-cash working capital	485	638
Proceeds from asset sales	4	192
Effect of exchange rates on cash and cash equivalents	65	(84)
Effect of exchange rates on long-term debt	(307)	284
Contribution payable payment	—	(142)
Contributions to joint ventures	(40)	(81)
Other	(27)	(28)

	46	1,093

Net debt at end of period	(2,881)	(2,927)

(1)	Net debt and funds from operations are non-GAAP measures. Refer to Section 9.3 for reconciliations to the corresponding GAAP measures.

During the years ended December 31, 2018 and 2017, the Company’s capital expenditures were funded by funds from operations. The Company’s funds from operations are dependent on a number of factors, including commodity prices, production and sales volumes, refining and marketing margins, operating expenses, taxes, royalties and foreign exchange rates. Management prepares capital expenditure budgets annually which are regularly monitored and updated to adapt to changes in market factors. In addition, the Company requires authorizations for capital expenditures on projects, which assists with the management of capital.

On February 28, 2018, the Board of Directors reinstated the quarterly common share cash dividend of $0.075 per share. On July 26, 2018, the quarterly common share cash dividend was increased to $0.125 per share.

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 36

6.4 Capital Structure

Capital Structure ($ millions)	December 31, 2018 Outstanding
Total debt(1)	5,747
Shareholders’ equity	19,614

(1)	Total debt is a non-GAAP measure. Refer to Section 9.3 for a reconciliation to the corresponding GAAP measure.

The Company’s objectives when managing capital are to maintain a flexible capital structure, which optimizes the cost of capital at acceptable risk, and to maintain investor, creditor and market confidence to sustain the future development of the business. The Company manages its capital structure and makes adjustments as economic conditions and the risk characteristics of its underlying assets change. The Company considers its capital structure to include shareholders’ equity and debt, which was $25.4 billion at December 31, 2018 (December 31, 2017 – $23.4 billion). To maintain or adjust the capital structure, the Company may, from time to time, issue shares, raise debt and/or adjust its capital spending to manage its current and projected debt levels.

The Company monitors its capital structure and financing requirements using, among other things, non-GAAP financial metrics consisting of debt to capital employed and debt to funds from operations (refer to Section 9.3). The Company’s objective is to maintain a debt to capital employed target of less than 25 percent and a debt to funds from operations ratio of less than 2.0 times. At December 31, 2018, debt to capital employed was 22.7 percent (December 31, 2017 – 23.2 percent) and debt to funds from operations was 1.4 times (December 31, 2017 – 1.6 times), within the Company’s targets.

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

6.5 Contractual Obligations, Commitments and Off-Balance Sheet Arrangements

Contractual Obligations and Other Commercial Commitments

In the normal course of business, the Company is obligated to make future payments. The following summarizes known non-cancellable contracts and other commercial commitments:

Contractual Obligations

Payments due by period ($ millions)	2019	2020-2021	2022-2023	Thereafter	Total
Long-term debt and interest on fixed rate debt	1,697	724	956	3,709	7,086
Operating leases(1)	233	245	259	1,186	1,923
Firm transportation agreements(1)	497	1,036	1,030	4,013	6,576
Unconditional purchase obligations(2)	1,620	2,447	1,209	4,822	10,098
Lease rentals and exploration work agreements	49	123	123	930	1,225
Obligations to fund equity investee(3)	53	147	146	395	741
Finance lease obligations(4)	69	138	104	1,014	1,325
Asset retirement obligations(5)	202	293	287	8,541	9,323

	4,420	5,153	4,114	24,610	38,297

(1)	Included in the total of operating leases and firm transportation agreements are blending and storage agreements and transportation commitments of $1.1 billion and $1.9 billion respectively with HMLP.
(2)	Includes processing services, distribution services, insurance premiums, drilling services, natural gas purchases and the purchase of refined petroleum products.
(3)	Equity investee refers to the Company’s investment in Husky-CNOOC Madura Ltd. joint venture, which is accounted for under the equity method for consolidated financial statement purposes.
(4)	Refer to Note 17 in the 2018 consolidated financial statements.
(5)

Asset retirement obligation amounts represent the undiscounted future payments for the estimated cost of abandonment, removal and remediation associated with retiring the Company’s assets. The amounts are inclusive of $128 million of cash deposited into restricted accounts for funding of future asset retirement obligations in Asia Pacific and obligations related to Husky’s working interest from the BD Project (40 percent). Revenues and expenses related to the Husky-CNOOC Madura Ltd. joint venture are accounted for under the equity method for interim financial statement purposes.

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

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 37

In accordance with the provisions of the regulations of the People’s Republic of China, the Company is required to deposit funds into separate accounts restricted to the funding of future asset retirement obligations in offshore China. As at December 31, 2018, the Company has deposited funds of $128 million, which has been reclassified as non-current.

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

6.6 Transactions with Related Parties

The Company performs management services as the operator of the assets held by HMLP for which it recovers shared service costs. The Company is also the contractor for HMLP and constructs its assets on a cost recovery basis with certain restrictions. HMLP charges an access fee to the Company for the use of its pipeline systems in performing the Company’s blending business, and the Company also pays for transportation and storage services. These transactions are related party transactions, as the Company has a 35 percent ownership interest in HMLP and the remaining ownership interests in HMLP belong to Power Assets Holdings Limited and CK Infrastructure Holdings Limited, which are affiliates of one of the Company’s principal shareholders. For the year ended December 31, 2018, the Company charged HMLP $448 million related to construction costs and management services. For the year ended December 31, 2018, the Company had purchases from HMLP of $200 million related to the use of the pipeline for the Company’s blending, transportation and storage activities. As at December 31, 2018, the Company had $140 million due from HMLP.

6.7 Outstanding Share Data

Authorized:

•	unlimited number of common shares

•	unlimited number of preferred shares

Issued and outstanding: February 21, 2019

• common shares	1,005,121,738
• cumulative redeemable preferred shares, series 1	10,435,932
• cumulative redeemable preferred shares, series 2	1,564,068
• cumulative redeemable preferred shares, series 3	10,000,000
• cumulative redeemable preferred shares, series 5	8,000,000
• cumulative redeemable preferred shares, series 7	6,000,000
• stock options	19,934,692
• stock options exercisable	10,443,916

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 38

7.0 Critical Accounting Estimates and Key Judgments

The Company’s consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Significant accounting policies are disclosed in Note 3 to the 2018 consolidated financial statements. Certain of the Company’s accounting policies require subjective judgment and estimation about uncertain circumstances.

7.1 Accounting Estimates

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and on a prospective basis. By their nature, estimates are subject to measurement uncertainty and changes in such estimates in future years could require a material change in the consolidated financial statements. These underlying assumptions are based on historical experience and other factors that management believes to be reasonable under the circumstances, and are subject to change as new events occur, as more industry experience is acquired, as additional information is obtained, and as the Company’s operating environment changes. Specifically, amounts recorded for depletion, depreciation, amortization and impairment, recoveries from insurance claims, asset retirement obligations, assets and liabilities measured at fair value, employee future benefits, income taxes and reserves and contingencies are based on estimates.

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

Impairment and Reversals of Impairment of Non-Financial Assets

The carrying amounts of the Company’s non-financial assets are reviewed at the end of each reporting period to determine whether there is any indication of impairment or reversal of impairment. Determining whether there are any indications of impairment, or reversal of impairment, requires significant judgment of external factors, such as an extended change in prices or margins for oil and gas commodities or products, a significant change in an asset’s market value, a significant change and revision of estimated volumes, revision of future development costs, a change in the entity’s market capitalization or significant changes in the technological, market, economic or legal environment that would have an adverse impact on the entity. If impairment, or reversal of impairments, is indicated the amount by which the carrying value is different from the estimated recoverable amount of the long-lived asset is charged to net earnings.

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

Impairment losses recognized for assets in prior years are assessed at the end of each reporting period for indications that the impairment has decreased or no longer exists. An impairment loss is reversed only to the extent that the carrying amount of the asset or cash generating units (”CGUs”) does not exceed the carrying amount that would have been determined, net of depletion, depreciation and amortization, if no impairment loss had been recognized.

Asset Retirement Obligations

Estimating asset retirement obligations requires that the Company estimates costs that are many years in the future. Restoration technologies and costs are constantly changing, as are regulatory, political, environment, safety and public relations considerations. Inherent in the calculation of asset retirement obligations are numerous assumptions and estimates, including the ultimate settlement amounts, future third-party pricing, inflation factors, credit-adjusted discount rates, timing of settlement and changes in the legal, regulatory, environmental and political environments. Future revisions to these assumptions may result in changes to the asset retirement obligations.

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 39

Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, accounts receivable, restricted cash, accounts payable and accrued liabilities, short-term debt, long-term debt, derivatives, portions of other assets and other long-term liabilities. Derivative instruments are measured at fair value through profit or loss. The Company’s remaining financial instruments are measured at amortized cost. For financial instruments measured at amortized cost, the carrying values approximate their fair value with the exception of long-term debt.

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

The fair values of derivatives are determined using valuation models which require assumptions concerning the amount and timing of future cash flows and discount rates. These estimates are also subject to change with fluctuations in commodity prices, interest rates, foreign currency exchange rates and estimates of non-performance. The actual settlement of a derivative instrument could differ materially from the fair value recorded and could impact future result.

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

Impairment of Financial Assets

A financial asset is assessed at the end of each reporting period to determine whether it is impaired based on objective evidence indicating that one or more events have had a negative effect on the estimated future cash flows of that asset. Objective evidence used by the Company to assess impairment of financial assets includes quoted market prices for similar financial assets and historical collection rates. Given that the calculations for the net present value of estimated future cash flows related to derivative financial assets require the use of estimates and assumptions, including forecasts of commodity prices, marketing supply and demand, product margins and expected production volumes, it is possible that the assumptions may change, which may require a material adjustment to the carrying value of financial assets.

Cash Generating Units

The Company’s assets are grouped into respective CGUs, which is the smallest identifiable group of assets, liabilities and associated goodwill that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The determination of the Company’s CGUs is subject to management’s judgment.

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 40

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

Leases

In January 2016, the IASB issued IFRS 16 Leases, which replaces the current IFRS guidance on leases. Under the current guidance, lessees are required to determine if the lease is a finance or operating lease, based on specified criteria. Finance leases are recognized on the balance sheet while operating leases are recognized in the consolidated statements of income when the expense is incurred. Under IFRS 16, lessees must recognize a lease liability and a right-of-use asset for virtually all lease contracts. The recognition of the present value of minimum lease payments for certain contracts currently classified as operating leases will result in increases to assets, liabilities, depletion, depreciation and amortization, and finance expense, and a decrease to production, operating and transportation expense upon implementation. Optional exemptions to not recognize certain short-term leases or leases of low value can be applied by lessees. For lessors, the accounting remains essentially unchanged.

The Company will adopt IFRS 16 on the effective date of January 1, 2019 and has selected the modified retrospective transition approach. The optional exemptions to not recognize certain short-term and low value leases will be applied.

For leases implemented January 1, 2019, the Company will recognize a right-of-use asset of $1.1 billion equal to the lease liability at the present value of the remaining lease payments discounted using the Company’s incremental borrowing rate. The implementation of IFRS 16 does not have a material impact on the consolidated statements of income. Due to a change in classification of operating lease expenses, cash flow from operating activities will increase and cash flow from financing activities will decrease, with no overall impact to the cash position for the Company.

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 41

Change in Accounting Policy

Revenue from Contracts with Customers

In September 2015, the IASB published an amendment to IFRS 15 Revenue from Contracts with Customers, deferring the effective date to annual periods beginning on or after January 1, 2018. IFRS 15 replaces existing revenue recognition guidance with a single comprehensive accounting model. The standard requires an entity to recognize revenue to reflect the transfer of goods and services for the amount it expects to receive when control is transferred to the purchaser. The Company retrospectively adopted the standard on January 1, 2018. The adoption of IFRS 15 did not require any material adjustments to the amounts recorded in the consolidated financial statements; however, additional disclosures are presented in the consolidated financial statements.

Revenue is recognized when the performance obligations are satisfied and revenue can be reliably measured. Revenue is measured at the consideration specified in the contracts and represents amounts receivable for goods or services provided in the normal course of business, net of discounts, customs duties and sales taxes. Natural gas sales in Asia Pacific are under long-term, fixed price contracts. Substantially all other revenue is based on floating prices. Performance obligations associated with the sale of crude oil, crude oil equivalents, and refined products are satisfied at the point in time when the products are delivered to and title passes to the customer. Performance obligations associated with processing services, transportation, blending and storage, and marketing services are satisfied at the point in time when the services are provided.

Financial Instruments

In July 2014, the IASB issued IFRS 9 Financial Instruments to replace IAS 39, which provides a single model for classification and measurement based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial instruments. For financial liabilities, the change in fair value resulting from an entity’s own credit risk is recorded in other comprehensive income rather than net earnings, unless this creates an accounting mismatch. IFRS 9 includes a new, forward-looking ‘expected loss’ impairment model that will result in a more timely recognition of expected credit losses. In addition, IFRS 9 provides a substantially-reformed approach to hedge accounting. The standard was effective for annual periods beginning on January 1, 2018. The Company retrospectively adopted the standard on January 1, 2018. The adoption of IFRS 9 did not require any material adjustments to the consolidated financial statements.

Financial assets previously classified as loans and receivables (cash and cash equivalents, accounts receivable, restricted cash, and long-term receivables), as well as financial liabilities previously classified as other financial liabilities (accounts payable and accrued liabilities, short-term debt, and long-term debt) have been reclassified to amortized cost. The carrying value and measurement of all financial instruments remains unchanged. The Company’s current process for assessing short-term receivables lifetime expected credit losses collectively in groups that share similar credit risk characteristics is unadjusted with the adoption of the new impairment model and resulted in no additional impairment allowance. Additionally, long-term receivables were assessed individually under the expected credit loss model and no impairment was concluded.

Amendments to IFRS 2 Share-based Payment

In June 2016, the IASB issued amendments to IFRS 2 to be applied prospectively for annual periods beginning on or after January 1, 2018. The amendments clarify how to account for certain types of share-based payment arrangements. The adoption of the amendments did not have a material impact on the Company’s consolidated financial statements.

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 42

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

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “is estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “schedules” and “outlook”). In particular, forward-looking statements in this document include, but are not limited to, references to:

•

with respect to the business, operations and results of the Company generally: the Company’s general strategic plans and growth strategies; the Company’s 2019 production guidance, including guidance for specified areas and product types; the Company’s objective of maintaining stated debt to funds from operations and debt to capital employed ratio targets; and the Company’s 2019 Upstream capital expenditure program;

•

with respect to the Company’s thermal developments: estimated production and expected timing of first production from the Dee Valley, Spruce Lake Central, Spruce Lake North, Spruce Lake East, Edam Central, Dee Valley 2 and Westhazel projects; the expected timing of regulatory approvals for the Dee Valley 2 and Westhazel projects; and the expected impact of the Alberta government-mandated production curtailment on the Tucker Thermal Project and the Sunrise Energy Project;

•	with respect to the Company’s non-thermal developments, the expected impact of the Alberta government-mandated production curtailment;

•	with respect to the Company’s Western Canada resource plays, strategic and drilling plans;

•

with respect to the Company’s Offshore business in Asia Pacific: the expected timing of commencement of drilling of the remaining three wells at, and first gas production from, Liuhua 29-1; target production from Liuhua 29-1 when fully ramped up; the expected timing of drilling five MDA field production wells and two MBH field production wells, and the expected timing of first gas production and sales therefrom; timing for a second exploration well on Block 16/25; and the expected timing of development and tie-in of the additional MDK shallow water field;

•

with respect to the Company’s Offshore business in the Atlantic: the expected timing of first production from the West White Rose Project; the expected timing that two additional infill wells will be completed and come online at the White Rose field; and delineation plans at the A-24 exploration well;

•

with respect to the Company’s Infrastructure and Marketing business, the processing capacity expected to be added by the Ansell Corser Gas Plant when it comes online, and the expected timing thereof; and

•

with respect to the Company’s Downstream operating segment: plans to market and potentially sell the Prince George Refinery and the Retail and Commercial Network; the expected timing of completion of the crude oil flexibility project at the Lima Refinery; and the expected timing that operations at the Superior Refinery will resume.

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

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 43

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

The Company’s Annual Information Form for the year ended December 31, 2018 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

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

9.2 Oil and Gas Reserves Reporting

Disclosure of Oil and Gas Reserves and Other Oil and Gas Information

Unless otherwise indicated: (i) reserves estimates have been prepared by internal qualified reserves evaluators in accordance with the Canadian Oil and Gas Evaluation Handbook, has been audited and reviewed by Sproule, an independent qualified reserves auditor, have an effective date of December 31, 2018 and represent the Company’s working interest share (ii) projected and historical production volumes quoted are gross, which represents the total or the Company’s working interest, as applicable share before deduction of royalties (iii) all Husky working interest production volumes quoted are before deduction of royalties; and (iv) historical production volumes provided are for the year ended December 31, 2018.

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

This document includes an estimate of net pay thickness at White Rose A-24, which estimate may be considered to be anticipated results under NI 51-101. The estimate was prepared internally. The risks and uncertainties associated with recovery of resources from A-24 include, but are not limited to: that Husky may encounter unexpected drilling results; the occurrence of unexpected events in the exploration for, and the operation and development of, oil and gas; delays in anticipated timing of drilling and completion of wells; geological, technical, drilling and processing problems; and other difficulties in producing petroleum reserves.

Note to U.S. Readers

The Company reports its reserves information in accordance with Canadian practices and specifically in accordance with NI 51-101. Because the Company is permitted to prepare its reserves information in accordance with Canadian disclosure requirements, it may use certain terms in that disclosure that U.S. oil and gas companies generally do not include or may be prohibited from including in their filings with the SEC.

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 44

9.3 Non-GAAP Measures

Disclosure of non-GAAP Measures

The Company uses measures primarily based on IFRS and also uses some secondary non-GAAP measures. The non-GAAP measures included in this MD&A and related disclosures are: funds from operations, free cash flow, total debt, net debt, operating netback, debt to capital employed, debt to funds from operations and LIFO. None of these measures is used to enhance the Company’s reported financial performance or position. There are no comparable measures in accordance with IFRS for operating netback, debt to capital employed or debt to funds from operations. These are useful complementary measures that are used by management in assessing the Company’s financial performance, efficiency and liquidity, and they may be used by the Company’s investors for the same purpose. The non-GAAP measures do not have standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other issuers. They are common in the reports of other companies but may differ by definition and application. All non-GAAP measures are defined below.

Debt to Capital Employed

Debt to capital employed percentage is a non-GAAP measure and is equal to total debt divided by capital employed. Capital employed is equal to total debt and shareholders’ equity. Management believes this measurement assists management and investors in evaluating the Company’s financial strength.

Debt to Funds from Operations

Debt to funds from operations is a non-GAAP measure and is equal to total debt divided by funds from operations. Funds from operations is equal to cash flow – operating activities plus change in non-cash working capital. Management believes this measurement assists management and investors in evaluating the Company’s financial strength.

The following table shows the reconciliation of debt to funds from operations for the periods ended December 31, 2018, 2017 and 2016:

Debt to Funds from Operations ($ millions)	December 31, 2018	December 31, 2017	December 31, 2016
Total debt	5,747	5,440	5,339
Funds from operations	4,004	3,306	2,198

Debt to funds from operations	1.4	1.6	2.4

Funds from Operations and Free Cash Flow

Funds from operations is a non-GAAP measure which should not be considered an alternative to, or more meaningful than, ”cash flow – operating activities” as determined in accordance with IFRS, as an indicator of financial performance. Funds from operations equals cash flow – operating activities plus change in non-cash working capital. Management believes that impacts of non-cash working capital items on cash flow – operating activities may reduce comparability between periods, accordingly, funds from operations is presented in the Company’s financial reports to assist management and investors in analyzing operating performance of the Company in the stated period compared to prior periods.

Funds from operations was restated in the second quarter of 2017 in order to be more comparable to similar non-GAAP measures presented by other companies. Changes from prior period presentation include the removal of adjustments for settlement of asset retirement obligations and deferred revenue. Prior periods have been restated to conform to current presentation.

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

Free cash flow has been restated in the fourth quarter of 2018 in order to be more comparable to similar non-GAAP measures presented by other companies. Changes from prior period presentation include the removal of investment in joint ventures. Prior periods have been restated to conform to current presentation.

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 45

The following table shows the reconciliation of net earnings to funds from operations and free cash flow, and related per share amounts for the three months and years ended December 31:

Reconciliation of Cash Flow	Three months ended		Year ended
($ millions)	Dec. 31	Dec. 31	Dec. 31	Dec. 31	Dec. 31
	2018	2017	2018	2017	2016
Net earnings	216	672	1,457	786	922
Items not affecting cash:
Accretion	25	28	97	112	126
Depletion, depreciation, amortization and impairment	662	647	2,591	2,882	2,462
Inventory write-down to net realizable value	60	—	60	—	9
Exploration and evaluation expenses	22	—	29	6	86
Deferred income taxes (recoveries)	25	(360)	396	(359)	29
Foreign exchange loss (gain)	1	1	(6)	(4)	(4)
Stock-based compensation	(50)	25	44	45	33
Gain on sale of assets	—	(13)	(4)	(46)	(1,634)
Unrealized market to market loss (gain)	(16)	57	(150)	56	38
Share of equity investment gain	(16)	(1)	(69)	(61)	(15)
Gain on insurance recoveries for damage to property	(253)	—	(253)	—	—
Other	2	8	21	16	24
Settlement of asset retirement obligations	(65)	(45)	(181)	(136)	(87)
Deferred revenue	(30)	(5)	(100)	(16)	209
Distribution from joint ventures	—	—	72	25	—
Change in non-cash working capital	730	337	130	398	(227)

Cash flow – operating activities	1,313	1,351	4,134	3,704	1,971
Change in non-cash working capital	(730)	(337)	(130)	(398)	227
Funds from operations	583	1,014	4,004	3,306	2,198
Capital expenditures	(1,265)	(745)	(3,578)	(2,220)	(1,705)
Free Cash Flow	(682)	269	426	1,086	493

Funds from operations – basic	0.58	1.01	3.98	3.29	2.19
Funds from operations – diluted	0.58	1.01	3.98	3.29	2.19

LIFO

The Chicago 3:2:1 market crack spread benchmark is based on LIFO inventory costing, a non-GAAP measure, which assumes that crude oil feedstock costs are based on the current month price of WTI, while on a FIFO basis, the comparable GAAP measure, crude oil feedstock costs included in realized margins reflect purchases made in previous months. Management believes that comparisons between LIFO and FIFO inventory costing assist management and investors in assessing differences in the Company’s realized refining margins compared to the Chicago 3:2:1 market crack spread benchmark, which is commonly used by the Company’s U.S. refining peers.

Net Debt

Net debt is a non-GAAP measure that equals total debt less cash and cash equivalents. Management believes this measurement assists management and investors in evaluating the Company’s financial strength.

The following table shows the reconciliation of total debt to net debt as at December 31, 2018, 2017 and 2016:

Net Debt ($ millions)	December 31, 2018	December 31, 2017	December 31, 2016
Total debt	5,747	5,440	5,339
Cash and cash equivalents	(2,866)	(2,513)	(1,319)

Net debt	2,881	2,927	4,020

Operating Netback

Operating netback is a common non-GAAP metric used in the oil and gas industry. Management believes this measurement assists management and investors to evaluate the specific operating performance by product at the oil and gas lease level. Operating netback is calculated as gross revenue less royalties, production and operating and transportation costs on a per unit basis.

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 46

Total debt

Total debt is a non-GAAP measure that equals the sum of long-term debt, long-term debt due within one year and short-term debt. Management believes this measurement assists management and investors in evaluating the Company’s financial strength.

The following table shows the reconciliation of total debt as at December 31, 2018, 2017 and 2016:

Total Debt ($ millions)	December 31, 2018	December 31, 2017	December 31, 2016
Short-term debt	200	200	200
Long-term debt due within one year	1,433	—	403
Long-term debt	4,114	5,240	4,736

Total debt	5,747	5,440	5,339

9.4 Additional Reader Advisories

Intention of Management’s Discussion and Analysis

This Management’s Discussion and Analysis is intended to provide an explanation of financial and operational performance compared with prior periods and the Company’s prospects and plans. It provides additional information that is not contained in the Company’s consolidated financial statements.

Review by the Audit Committee

This Management’s Discussion and Analysis was reviewed by the Company’s Audit Committee and approved by the Board of Directors on February 25, 2019. Any events subsequent to that date could materially alter the veracity and usefulness of the information contained in this document.

Additional Husky Documents Filed with Securities Commissions

This Management’s Discussion and Analysis dated February 25, 2019, should be read in conjunction with the 2018 consolidated financial statements and related notes. Readers are also encouraged to refer to the Company’s interim reports filed for 2018, which contain Management’s Discussion and Analysis and consolidated financial statements, and the Company’s Annual Information Form for the year ended December 31, 2018, filed separately with Canadian securities regulatory authorities, and annual Form 40-F filed with the SEC, the U.S. federal securities regulatory agency. These documents are available at www.sedar.com, at www.sec.gov and www.huskyenergy.com. Husky’s Management’s Discussion and Analysis for the interim period ended December 31, 2018 is incorporated herein by reference.

Use of Pronouns and Other Terms

“Husky” and “the Company” refer to Husky Energy Inc. on a consolidated basis.

Standard Comparisons in this Document

Unless otherwise indicated, comparisons of results are for the years ended December 31, 2018 and 2017 and the Company’s financial position at December 31, 2018 and 2017.

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

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 47

Terms
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

Capital employed	Long-term debt, long-term debt due within one year, short-term debt and shareholders’ equity

Capital expenditures	Includes capitalized administrative expenses but does not include asset retirement obligations or capitalized interest

Capital program	Capital expenditures not including capitalized administrative expenses or capitalized interest

Debt to capital employed	Long-term debt, long-term debt due within one year and short-term debt divided by capital employed

Debt to funds from operations	Long-term debt, long-term debt due within one year and short-term debt divided by funds from operations

Diluent	A lighter gravity liquid hydrocarbon, usually condensate or synthetic oil, added to heavy oil and bitumen to facilitate transmissibility of the oil through a pipeline

Feedstock	Raw materials which are processed into petroleum products

Free Cash Flow	Funds from operations less capital expenditures

Funds from operations	Cash flow - operating activities plus change in non-cash working capital

Gross/net wells	Gross refers to the total number of wells in which a working interest is owned. Net refers to the sum of the fractional working interests owned by a company

Gross reserves/production	A company’s working interest share of reserves/production before deduction of royalties

Heavy crude oil	Crude oil with a relative density greater than 10 degrees API gravity and less than or equal to 22.3 degrees API gravity

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

Plan of Development

As it relates to the Company’s operations in Indonesia, a Plan of Development represents development planning on one or more oil and gas fields in an integrated and optimal plan for the production of hydrocarbon reserves considering technical, economical and environmental aspects. An initial Plan of Development in a development area needs both SKK Migas and the Minister of Energy and Mineral Resources approvals. Subsequent Plans of Development in the same development area only need SKK Migas approval

Probable reserves

Those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 48

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

Shareholders’ equity	Common shares, preferred shares, contributed surplus, retained earnings, accumulated other comprehensive income and non-controlling interest

Stratigraphic test well	A geologically directed test well to obtain information. These wells are usually drilled without the intention of being completed for production

Synthetic oil	A mixture of hydrocarbons derived by upgrading heavy crude oils, including bitumen, through a process that reduces the carbon content and increases the hydrogen content

Thermal	Use of steam injection into the reservoir in order to enable heavy oil and bitumen to flow to the well bore.

Total debt	Long-term debt including long-term debt due within one year and short-term debt

Turnaround	Performance of scheduled plant or facility maintenance requiring the complete or partial shutdown of the plant or facility operations

Western Canada	Includes Upstream oil and gas exploration and development activities located in Alberta, Saskatchewan and British Columbia

Units of Measure
bbls	barrels	mboe	thousand barrels of oil equivalent

bbls/day	barrels per day	mboe/day	thousand barrels of oil equivalent per day

bcf	billion cubic feet	mcf	thousand cubic feet

boe	barrels of oil equivalent	mcfge	million cubic feet of gas equivalent

boe/day	barrels of oil equivalent per day	mmbbls	million barrels

CO2e	carbon dioxide equivalent	mmboe	million barrels of oil equivalent

GJ	gigajoule	mmbtu	million British Thermal Units

mbbls	thousand barrels	mmcf	million cubic feet

mbbls/day	thousand barrels per day	mmcf/day	million cubic feet per day

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 49

9.5 Disclosure Controls and Procedures

Disclosure Controls and Procedures

Husky’s management, under supervision of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of Husky’s disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators (“CSA”)) as at December 31, 2018, and have concluded that such disclosure controls and procedures are effective.

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

2)	Husky’s management has used the Committee of Sponsoring Organizations of the Treadway Commission (2013) framework to evaluate the effectiveness of Husky’s internal control over financial reporting.

3)

As at December 31, 2018, management, under the supervision of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of Husky’s internal control over financial reporting and concluded that such internal control over financial reporting is effective.

4)

KPMG LLP, who has audited the consolidated financial statements of Husky for the year ended December 31, 2018, has also issued a report on internal controls over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States) that attests to Husky’s internal controls over financial reporting.

Changes in Internal Control over Financial Reporting

There have been no changes in Husky’s internal control over financial reporting during the year ended December 31, 2018, that have materially affected or are reasonably likely to materially affect its internal control over financial reporting.

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 50

10.0 Selected Quarterly Financial and Operating Information

10.1 Summary of Quarterly Results

	Three months ended
Fourth Quarter Results Summary ($ millions, except where indicated)	Dec. 31 2018	Dec. 31 2017
Gross revenues and Marketing and other
Upstream
Exploration and Production	643	1,355
Infrastructure and Marketing	678	633
Downstream
Upgrading	307	452
Canadian Refined Products	821	815
U.S. Refining and Marketing	2,766	2,755
Corporate and Eliminations	(173)	(476)

Total gross revenues and marketing and other	5,042	5,534

Net earnings (loss)
Upstream
Exploration and Production	(206)	170
Infrastructure and Marketing	126	(27)
Downstream
Upgrading	80	48
Canadian Refined Products	55	39
U.S. Refining and Marketing	213	129
Corporate and Eliminations	(52)	313

Net earnings	216	672

Per share – Basic	0.21	0.66
Per share – Diluted	0.16	0.66
Cash flow – operating activities	1,313	1,351
Funds from operations(1)	583	1,014
Per share – Basic	0.58	1.01
Per share – Diluted	0.58	1.01

Upstream
Daily gross production
Crude oil and NGL production (mbbls/day)(2)	214.7	231.2
Natural gas production (mmcf/day)(2)	537.6	534.9

Total production (mboe/day)	304.3	320.4

Average sales prices realized ($/boe)
Crude oil and NGL ($/bbl)(2)	18.93	51.06
Natural gas ($/mcf) (2)	6.86	5.89

Total average sales prices realized ($/boe)	25.47	46.69

Downstream
Refinery throughput
Lloydminster Upgrader (mbbls/day)	71.8	78.2
Lloydminster Refinery (mbbls/day)	25.3	30.1
Prince George Refinery (mbbls/day)	10.7	11.3
Lima Refinery (mbbls/day)	105.9	164.5
BP-Husky Toledo Refinery (mbbls/day)	73.2	81.0
Superior Refinery (mbbls/day)	—	22.0

Total throughput (mbbls/day)	286.9	387.1

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 51

	Three months ended
Fourth Quarter Results Summary (continued) ($ millions, except where indicated)	Dec. 31 2018	Dec. 31 2017
Upgrading unit margin ($/bbl)	29.13	20.65
Upgrading synthetic crude oil sales (mbbls/day)	53.8	56.5
Upgrading total sales (mbbls/day)	73.5	77.9
Retail fuel sales (million of litres/day)	8.0	8.0
Canadian light oil margins ($/litre)	0.037	0.052
Lloydminster Refinery asphalt margin ($/bbl)	41.50	15.79
U.S. Refining and Marketing margin (US$/bbl crude throughput)(3)	9.12	14.89
U.S./Canadian dollar exchange rate (US$)	0.757	0.786

(1)	Funds from operations is a non-GAAP measure. Refer to Section 9.3 for a reconciliation to the corresponding GAAP measure.
(2)

Reported production volumes and associated per unit values include Husky’s working interest production from the BD Project (40 percent). Revenues and expenses related to the Husky-CNOOC Madura Ltd. joint venture are accounted for under the equity method for financial statement purposes.

(3)	Prior period has been restated to include impact of U.S. product marketing margin.

Gross Revenue and Marketing and Other

The Company’s consolidated gross revenues and marketing and other decreased by $492 million in the fourth quarter of 2018 compared to the fourth quarter of 2017.

In the Upstream business segment, Exploration and Production gross revenues decreased primarily due to lower average realized sales prices combined with lower production. Infrastructure and Marketing gross revenues and marketing and other increased primarily due to crude oil marketing gains from widening location price differentials between Canada and the U.S., which the Company is able to capture due to its committed capacity on the Keystone pipeline.

In the Downstream business segment, gross revenues decreased primarily due to lower realized prices for synthetic crude oil in the Upgrading business segment.

Net Earnings (Loss)

The Company’s consolidated net earnings decreased by $456 million in the fourth quarter of 2018 compared to the fourth quarter of 2017.

In the Upstream business segment, Exploration and Production net loss increased primarily due to the same factors which impacted gross revenue and marketing and other.

In the Downstream business segment, Upgrading net earnings increased primarily due to the widening of the light/heavy oil differentials. Canadian Refined Products and U.S. Refining and Marketing net earnings increased primarily due to lower average cost of crude oil feedstock and pre-tax insurance recoveries for property damage, rebuild costs and business interruption associated with the incident at the Superior Refinery in the fourth quarter of 2018 compared to the fourth quarter of 2017.

In the Corporate business segment, net loss increased primarily due to the recognition of a $436 million deferred tax recovery in 2017, related to the reduction of the U.S. Federal corporate tax rate that took effect at the beginning of 2018.

Cash Flow – Operating Activities and Funds from Operations

Cash flow – operating activities and funds from operations decreased by $38 million and $431 million, respectively, in the fourth quarter of 2018 compared to the fourth quarter of 2017, primarily due to the same factors which impacted the Upstream and Downstream business segment net earnings, excluding the pre-tax insurance recoveries for rebuild costs associated with the incident at the Superior Refinery. Funds from operations is a non-GAAP measure; refer to Section 9.3.

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 52

Daily Gross Production

Production decreased by 16.1 mbbls/day during the fourth quarter of 2018 compared to the fourth quarter of 2017 as a result of:

•	Decreased crude oil production in Atlantic due to the suspension of operations on the SeaRose FPSO vessel;

•	Decreased heavy crude oil production due to natural declines and reduced optimization activities in the Company’s non-thermal developments;

•	Decreased crude oil production in Asia Pacific due to the expiry of the Company’s participation in the Wenchang oilfield PSC in late 2017; and

•	Decreased crude oil and natural gas production in Western Canada as a result of the disposition of select legacy assets in 2017.

Partially offset by:

•	Increased bitumen production from the Company’s thermal projects;

•	Increased natural gas and NGL production from the Liwan Gas and BD projects; and

•	Increased NGL production in Western Canada.

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 53

Segmented Operational Information

Segmented Operational Information	2018				2017
($ millions, except where indicated)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Gross revenues and Marketing and other
Upstream
Exploration and Production	643	1,319	1,284	1,084	1,355	1,157	1,215	1,251
Infrastructure and Marketing	678	769	821	611	633	509	425	369
Downstream
Upgrading	307	534	444	465	452	377	227	384
Canadian Refined Products	821	1,001	869	721	815	802	602	568
U.S. Refining and Marketing(1)	2,766	3,198	3,035	2,771	2,755	2,292	2,135	2,173
Corporate and Eliminations	(173)	(521)	(470)	(390)	(476)	(424)	(253)	(397)

Total gross revenues and marketing and other	5,042	6,300	5,983	5,262	5,534	4,713	4,351	4,348

Net earnings (loss)
Upstream
Exploration and Production	(206)	214	158	57	170	28	(67)	43
Infrastructure and Marketing	126	149	154	138	(27)	10	33	70
Downstream
Upgrading	80	88	84	109	48	9	5	48
Canadian Refined Products	55	43	32	28	39	38	12	15
U.S. Refining and Marketing	213	158	115	(5)	129	114	12	(21)
Corporate and Eliminations	(52)	(107)	(95)	(79)	313	(63)	(88)	(84)

Net earnings (loss)	216	545	448	248	672	136	(93)	71

Per share – Basic	0.21	0.53	0.44	0.24	0.66	0.13	(0.10)	0.06
Per share – Diluted	0.16	0.53	0.44	0.24	0.66	0.13	(0.10)	0.06
Cash flow – operating activities	1,313	1,283	1,009	529	1,351	894	813	646
Funds from operations(2)	583	1,318	1,208	895	1,014	891	715	686
Per share – Basic	0.58	1.31	1.20	0.89	1.01	0.89	0.71	0.68
Per share – Diluted	0.58	1.31	1.20	0.89	1.01	0.89	0.71	0.68
U.S./Canadian dollar exchange rate (US$)	0.757	0.765	0.775	0.791	0.786	0.799	0.744	0.756

Exploration and Production
Daily production, before royalties
Crude oil & NGL production (mbbls/day)
Light & Medium crude oil	22.6	33.7	29.7	37.5	46.6	42.7	56.0	60.7
NGL(3)	24.8	24.5	21.8	20.5	21.4	19.3	17.2	14.2
Heavy crude oil	34.4	34.6	38.5	39.7	42.3	44.1	43.1	48.0
Bitumen	132.9	117.3	123.2	123.2	120.9	117.7	117.4	120.6

Total crude oil & NGL production (mbbls/day)	214.7	210.1	213.2	220.9	231.2	223.8	233.7	243.5
Natural gas (mmcf/day)(3)	537.6	519.5	494.0	477.0	534.9	563.4	514.8	543.1

Total production (mboe/day)	304.3	296.7	295.5	300.4	320.4	317.7	319.5	334.0

Average sales prices
Light & Medium crude oil ($/bbl)	60.19	93.84	92.23	82.08	77.05	63.13	63.27	66.70
NGL ($/bbl)(3)	53.36	60.08	54.13	55.03	51.19	37.83	38.00	49.64
Heavy crude oil ($/bbl)	18.71	50.09	54.22	32.80	48.64	41.89	42.06	41.28
Bitumen ($/bbl)	5.42	46.00	44.41	27.77	41.88	38.14	37.46	35.20
Natural gas ($/mcf) (3)	6.86	6.15	6.53	7.03	5.89	5.25	5.59	5.35
Operating costs ($/boe)	13.75	14.68	14.22	13.33	13.20	14.12	14.65	13.75
Operating netbacks(3)(4)
Lloydminster Thermal ($/bbl)(5)	(0.05)	35.83	36.16	19.77	33.98	27.38	24.14	24.88
Lloydminster Non-Thermal ($/boe)(5)	(11.80)	13.28	20.83	4.13	19.36	12.46	12.70	14.80
Tucker Thermal ($/bbl)(5)	(5.08)	29.53	31.67	16.16	31.79	28.35	24.09	23.53
Sunrise Energy Project ($/bbl)(5)	(25.60)	15.79	12.59	(5.62)	16.50	16.05	11.67	2.24
Western Canada – Crude Oil ($/bbl)(5)	(1.70)	23.81	29.37	17.88	12.99	3.64	12.03	19.18
Western Canada – NGL & natural gas ($/mcf) (6)	1.13	0.29	0.39	1.33	0.15	0.12	1.01	1.05
Atlantic – Light Oil ($/bbl)(5)	23.19	68.20	57.79	65.23	59.00	35.86	42.08	44.39
Asia Pacific – Light Oil, NGL & natural gas ($/boe)(3)(5)	67.42	65.45	68.44	70.31	65.31	61.81	61.90	64.43

Total ($/boe)(5)	9.42	31.30	31.31	24.37	30.00	23.25	23.53	24.17

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 54

	2018				2017
Segmented Operational Information (continued)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Upgrading
Synthetic crude oil sales (mbbls/day)	53.8	54.9	47.1	56.0	56.5	58.2	30.3	54.1
Total sales (mbbls/day)	73.5	76.7	69.1	79.4	77.9	79.4	40.3	76.2
Upgrading differential ($/bbl)	27.89	29.46	26.67	32.31	21.46	13.60	18.70	20.88
Canadian Refined Products
Fuel sales (millions of litres/day)	8.0	7.7	7.5	7.4	8.0	8.1	6.5	6.4
Refinery throughput(7)
Lloydminster Refinery (mbbls/day)	25.3	27.8	26.8	28.7	30.1	30.0	19.5	28.0
Prince George Refinery (mbbls/day)	10.7	11.5	8.8	12.0	11.3	11.9	9.7	11.8
U.S. Refining and Marketing
Refinery throughput(7)
Lima Refinery (mbbls/day)	105.9	163.3	171.2	164.4	164.5	178.3	174.1	172.0
BP-Husky Toledo Refinery (mbbls/day)(8)	73.2	70.8	65.5	75.0	81.0	77.3	71.1	77.0
Superior Refinery (mbbls/day)(9)	—	—	10.1	37.0	22.0	—	—	—

(1)

During the third quarter of 2017, the Company corrected certain intrasegment sales eliminations. Gross revenues and purchases of crude oil and products have been recast for the first two quarters of 2017. There was no impact on net earnings.

(2)	Funds from operations is a non-GAAP measure. Refer to Section 9.3 for a reconciliation to the corresponding GAAP measure.
(3)

Reported production volumes and associated per unit values include Husky’s working interest production from the BD Project (40 percent). Revenues and expenses related to the Husky-CNOOC Madura Ltd. joint venture are accounted for under the equity method for financial statement purposes.

(4)	Operating netback is a non-GAAP measure. Refer to Section 9.3.
(5)	Includes associated co-products converted to boe.
(6)	Includes associated co-products converted to mcfge.
(7)	Includes all crude oil, feedstock, intermediate feedstock and blend-stocks used in producing sales volumes from the refinery.
(8)	Reported throughput volumes include Husky’s working interest from the BP-Husky Toledo Refinery (50 percent).
(9)	The Superior Refinery was acquired on November 8, 2017.

Significant Items Impacting Gross Revenues, Net Earnings (Loss) and Funds from Operations

Variations in the Company’s gross revenues, net earnings (loss) and funds from operations are primarily driven by changes in production volumes, commodity prices, commodity price differentials, refining crack spreads, foreign exchange rates and planned turnarounds. Stronger crude oil prices realized by the Company for the majority of 2018, and increased Asia Pacific production throughout the year, resulted in an increase to Company’s gross revenues, net earnings and funds from operations. Other significant items which impacted gross revenues, net earnings and funds from operations over the last eight quarters include:

2018

Q4:

•	At the Rush Lake 2 Thermal Project, first production and nameplate capacity of 10,000 bbls/day were achieved.

•	At the Spruce Lake North Thermal Project, site clearing was completed.

•	At the Tucker Thermal Project, nameplate capacity of 30,000 bbls/day was achieved.

•	At the Sunrise Energy Project, nameplate capacity of 60,000 bbls/day was achieved. Additionally, the 10 infill wells previously drilled came online.

•	At the Ansell and Kakwa areas, a drilling program targeting the Spirit River Formation continued with six more wells drilled and 12 more were completed.

•	At the Karr and Wembley areas, in the Montney Formation, three more wells were drilled and completed.

•

On November 16, 2018, a flowline connector separated near the South White Rose Extension Drill Centre, causing a spill of approximately 250 cubic metres of oil. Production at the SeaRose FPSO was shut-in. Operations resumed in the first quarter of 2019.

•

The Company is a non-operating partner in two exploration licences awarded in the November 2018 C-NLOPB land sale. The licences are adjacent to Terra Nova and White Rose in the Jeanne d’Arc Basin and will bring the Company’s total licence holdings in the region to nine.

•	The Company completed its 2018 planned scope of work on the crude oil flexibility project.

•	The Company accrued pre-tax insurance recoveries for property damage, rebuild costs and business interruption associated with the incident at the Superior Refinery of $331 million.

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 55

Q3:

•	At the Rush Lake 2 Thermal Project, construction of the CPF was completed and first steam was achieved.

•	At the Dee Valley Thermal Project, drilling of the second well pad was completed and construction of the CPF continued.

•	At the Spruce Lake Central Thermal Project, drilling of the first well pad was completed and construction of the CPF commenced.

•	At the Tucker Thermal Project, a planned turnaround was completed in support of reaching its 30,000 bbls/day design capacity.

•	At the Ansell and Kakwa areas, an accelerated drilling program from an 18-well program to a 25-well development program continued with eight more wells drilled and nine more were completed.

•	At the Karr and Wembley areas, in the Montney Formation, two more wells were drilled and three completed.

•	An exploration well was drilled on Block 16/25 which encountered hydrocarbons. Additional evaluation works is being conducted.

•

At the Madura Strait, the BD Project achieved its gross daily sales targets of 100 mmcf/day of natural gas (40 mmcf/day Husky working interest) and 6,000 bbls/day of associated NGL (2,400 bbls/day Husky working interest).

•	The Company accrued pre-tax insurance recoveries for property damage and clean-up costs associated with the incident at the Superior Refinery of $110 million.

Q2:

•	At the Dee Valley Thermal Project, drilling of the first well pad was completed and construction of the CPF commenced.

•	At the Spruce Lake Central Thermal Project, site clearing was completed.

•	At the Tucker Thermal Project, production from the remaining five wells of the 15-well D West pad commenced.

•	At the Sunrise Energy Project, two infill wells commenced production, and the remaining three of 10 infill wells were drilled.

•	At the Karr and Wembley areas, in the Montney Formation, two wells were drilled.

•	Construction to develop Liuhua 29-1 commenced.

•

Two exploration wells were drilled on Block 15/33 in the South China Sea. The first well was a success and the second well, which was drilled on a separate structure, did not encounter commercial hydrocarbons and was written off.

•	The Company and CNOOC signed two PSCs for Blocks 22/11 and 23/07 in the Beibu Gulf area of the South China Sea.

•	At the West White Rose Project, construction of the concrete gravity structure commenced at the purpose-built graving dock in Argentia, Newfoundland and Labrador.

•

An exploration well was drilled north of the main White Rose field. The well encountered a net pay thickness of more than 85 metres of oil-bearing sandstone. The discovery continues to be evaluated and further delineation of the area is planned.

•

On April 26, 2018, a fire occurred at the Superior Refinery and operations were suspended. The Company has insurance to cover business interruption, third-party liability and property damage. The Company accrued pre-tax insurance recoveries for property damage associated with the incident of $27 million.

Q1:

•	At the Rush Lake 2 Thermal Project, drilling of the 12 SAGD injector-producer well pairs was completed and construction of the CPF continued.

•	At the Dee Valley Thermal Project, drilling of the first well pad commenced.

•	At the Spruce Lake North and Central thermal projects, site clearing commenced.

•	At the Tucker Thermal Project, production from the first 10 wells of the new D West pad commenced.

•	At the Sunrise Energy Project, production commenced at the last well pair of the 14 previously drilled well pairs. Two infill wells commenced steaming, and seven out of 10 infill wells were drilled.

•

At the Ansell and Kakwa areas, production commenced at the remaining six wells of the 16-well 2017 drilling program. Additionally, an 18-well development program is underway with seven wells drilled and four completed.

•	Production operations on the SeaRose FPSO vessel were suspended for nine days due to a regulatory suspension.

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 56

2017

Q4:

•

On November 8, 2017, the Company completed the purchase of the Superior Refinery, a 50,000 bbls/day permitted capacity facility located in Superior, Wisconsin, U.S., from Calumet Specialty Products Partners, L.P. for $670 million (US$527 million) in cash, which includes $108 million (US$85 million) of working capital.

•	At the Tucker Thermal Project, drilling of the new 15-well pad was completed in the second quarter and steaming commenced in the fourth quarter of 2017.

•	At the Sunrise Energy Project production continued to ramp-up and the 14 previously drilled well pairs were tied in, with 13 well pairs producing.

•

Production from 10 wells of the 16-well program in the Ansell and Kakwa areas was achieved. Due to improved operating efficiencies, drilling times were reduced by 30 percent during 2017, contributing to a 22 percent reduction in per-well drilling costs.

•	At Karr in the Montney Formation, two wells were drilled in the third quarter and production was achieved in the fourth quarter.

•	Production continued to ramp-up at the BD Project. The first lifting of NGL occurred mid-October.

•	An additional infill well was completed at the main White Rose field, which was tied back to the SeaRose FPSO, providing for improved capital efficiencies.

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

Q1:

•	First oil was achieved at the Tucker Thermal Project’s new eight-well pad.

•	First oil was achieved from a North Amethyst infill well.

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 57

Segmented Financial Information

	Upstream								Downstream
	Exploration and Production(1)				Infrastructure and Marketing				Upgrading
2018 ($ millions)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Gross revenues	643	1,319	1,284	1,084	530	601	634	446	307	534	444	465
Royalties	(50)	(106)	(99)	(80)	—	—	—	—	—	—	—	—
Marketing and other	—	—	—	—	148	168	187	165	—	—	—	—

Revenues, net of royalties	593	1,213	1,185	1,004	678	769	821	611	307	534	444	465

Expenses
Purchases of crude oil and products	(1)	—	1	—	497	567	602	421	110	328	251	239
Production, operating and transportation expenses	388	398	384	357	4	2	15	2	51	52	46	46
Selling, general and administrative expenses	72	71	77	76	2	1	1	1	1	2	2	2
Depletion, depreciation, amortization and impairment	469	461	434	447	(1)	—	1	—	36	30	29	28
Exploration and evaluation expenses	53	26	40	30	—	—	—	—	—	—	—	—
Loss (gain) on sale of assets	—	2	—	(4)	—	—	—	—	—	—	—	—
Other – net	(109)	(42)	27	4	1	(1)	—	2	—	—	—	—

	872	916	963	910	503	569	619	426	198	412	328	315

Earnings (loss) from operating activities	(279)	297	222	94	175	200	202	185	109	122	116	150

Share of equity investment income (loss)	18	12	17	4	(2)	6	9	5	—	—	—	—

Financial items
Net foreign exchange gains
(losses)	—	—	—	—	—	—	—	—	—	—	—	—
Finance income	—	2	1	9	—	—	—	—	—	—	—	—
Finance expenses	(29)	(29)	(22)	(29)	—	—	—	—	—	(1)	—	—

	(29)	(27)	(21)	(20)	—	—	—	—	—	(1)	—	—

Earnings (loss) before income tax	(290)	282	218	78	173	206	211	190	109	121	116	150
Provisions for (recovery of) income taxes
Current	(233)	(46)	(106)	(99)	193	14	84	63	40	47	36	45
Deferred	149	114	166	120	(146)	43	(27)	(11)	(11)	(14)	(4)	(4)

	(84)	68	60	21	47	57	57	52	29	33	32	41

Net earnings (loss)	(206)	214	158	57	126	149	154	138	80	88	84	109

Capital expenditures(3)	898	715	524	519	—	—	(15)	15	9	9	33	11
Total assets	19,175	18,410	18,263	18,070	1,301	1,529	1,519	1,417	1,149	1,308	1,275	1,270

(1)	Includes allocated depletion, depreciation, amortization and impairment related to assets in Infrastructure and Marketing, as these assets provide a service to Exploration and Production.
(2)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices.
(3)

Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the period. Includes Exploration and Production assets acquired through acquisition, and excludes assets acquired through corporate acquisition.

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 58

Downstream (continued)								Corporate and Eliminations(2)				Total
Canadian Refined Products				U.S. Refining and Marketing
Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
821	1,001	869	721	2,766	3,198	3,035	2,771	(173)	(521)	(470)	(390)	4,894	6,132	5,796	5,097
—	—	—	—	—	—	—	—	—	—	—	—	(50)	(106)	(99)	(80)
—	—	—	—	—	—	—	—	—	—	—	—	148	168	187	165

821	1,001	869	721	2,766	3,198	3,035	2,771	(173)	(521)	(470)	(390)	4,992	6,194	5,884	5,182

637	834	711	578	2,523	2,741	2,565	2,505	(173)	(521)	(470)	(390)	3,593	3,949	3,660	3,353
67	66	72	60	193	222	217	163	(2)	—	—	—	701	740	734	628
11	12	11	13	5	5	7	5	21	96	88	72	112	187	186	169
29	29	28	29	102	129	125	94	27	23	22	20	662	672	639	618
—	—	—	—	—	—	—	—	—	—	—	—	53	26	40	30
—	(2)	—	—	—	—	—	—	—	—	—	—	—	—	—	(4)
(1)	—	—	—	(334)	(107)	(29)	6	1	—	(9)	—	(442)	(150)	(11)	12

743	939	822	680	2,489	2,990	2,885	2,773	(126)	(402)	(369)	(298)	4,679	5,424	5,248	4,806

78	62	47	41	277	208	150	(2)	(47)	(119)	(101)	(92)	313	770	636	376

—	—	—	—	—	—	—	—	—	—	—	—	16	18	26	9
—	—	—	—	—	—	—	—	(2)	(9)	3	22	(2)	(9)	3	22
—	—	—	—	—	—	—	—	16	13	12	11	16	15	13	20

(3)	(3)	(3)	(3)	(3)	(4)	(3)	(4)	(41)	(43)	(46)	(48)	(76)	(80)	(74)	(84)

(3)	(3)	(3)	(3)	(3)	(4)	(3)	(4)	(27)	(39)	(31)	(15)	(62)	(74)	(58)	(42)

75	59	44	38	274	204	147	(6)	(74)	(158)	(132)	(107)	267	714	604	343
41	15	19	25	3	2	2	2	(18)	(19)	(17)	(18)	26	13	18	18
(21)	1	(7)	(15)	58	44	30	(3)	(4)	(32)	(20)	(10)	25	156	138	77

20	16	12	10	61	46	32	(1)	(22)	(51)	(37)	(28)	51	169	156	95

55	43	32	28	213	158	115	(5)	(52)	(107)	(95)	(79)	216	545	448	248

22	23	18	11	296	196	118	55	40	25	30	26	1,265	968	708	637
1,431	1,578	1,578	1,547	8,566	8,209	8,003	7,926	3,603	3,641	3,354	3,057	35,225	34,675	33,992	33,287

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 59

	Upstream								Downstream
	Exploration and Production(1)				Infrastructure and Marketing				Upgrading
2017 ($ millions)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Gross revenues	1,355	1,157	1,215	1,251	704	513	426	333	452	377	227	384
Royalties	(97)	(71)	(91)	(104)	—	—	—	—	—	—	—	—
Marketing and other	—	—	—	—	(71)	(4)	(1)	36	—	—	—	—

Revenues, net of royalties	1,258	1,086	1,124	1,147	633	509	425	369	452	377	227	384

Expenses
Purchases of crude oil and products	(1)	—	1	—	657	495	408	295	304	287	144	248
Production, operating and transportation expenses	390	413	430	417	7	1	2	3	49	45	54	49
Selling, general and administrative expenses	84	63	61	57	1	1	1	1	3	1	3	2
Depletion, depreciation, amortization and impairment	471	514	705	547	—	1	1	—	30	31	19	19
Exploration and evaluation expenses	38	31	56	21	—	—	—	—	—	—	—	—
Loss (gain) on sale of assets	(13)	3	(33)	1	—	—	—	1	—	—	—	—
Other – net	37	(7)	(39)	15	(6)	10	(9)	(3)	—	—	—	—

	1,006	1,017	1,181	1,058	659	508	403	297	386	364	220	318

Earnings (loss) from operating activities	252	69	(57)	89	(26)	1	22	72	66	13	7	66

Share of equity investment income (loss)	13	(1)	(1)	1	(12)	13	24	24	—	—	—	—

Financial items
Net foreign exchange gains (losses)	—	—	—	—	—	—	—	—	—	—	—	—
Finance income	1	2	1	1	—	—	—	—	—	—	—	—
Finance expenses	(33)	(31)	(35)	(32)	—	—	—	—	—	(1)	—	—

	(32)	(29)	(34)	(31)	—	—	—	—	—	(1)	—	—

Earnings (loss) before income tax	233	39	(92)	59	(38)	14	46	96	66	12	7	66
Provisions for (recovery of) income taxes
Current	(8)	(25)	12	(13)	—	—	—	—	24	12	4	23
Deferred	71	36	(37)	29	(11)	4	13	26	(6)	(9)	(2)	(5)

	63	11	(25)	16	(11)	4	13	26	18	3	2	18

Net earnings (loss)	170	28	(67)	43	(27)	10	33	70	48	9	5	48

Capital expenditures(4)	525	355	307	289	—	—	—	—	14	27	168	21
Total assets	17,920	18,021	18,275	18,802	1,364	1,447	1,338	1,422	1,263	1,261	1,179	1,129

(1)	Includes allocated depletion, depreciation, amortization and impairment related to assets in Infrastructure and Marketing, as these assets provide a service to Exploration and Production.
(2)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices.
(3)

During the third quarter of 2017, the Company corrected certain intrasegment sales eliminations. Gross revenues and purchases of crude oil and products have been recast for the first two quarters of 2017. There was no impact on net earnings.

(4)

Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the period. Includes Exploration and Production assets acquired through acquisition, and excludes assets acquired through corporate acquisition.

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 60

Downstream (continued)								Corporate and Eliminations(2)				Total
Canadian Refined Products				U.S. Refining and Marketing(3)
Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
815	802	602	568	2,755	2,292	2,135	2,173	(476)	(424)	(253)	(397)	5,605	4,717	4,352	4,312
—	—	—	—	—	—	—	—	—	—	—	—	(97)	(71)	(91)	(104)
—	—	—	—	—	—	—	—	—	—	—	—	(71)	(4)	(1)	36

815	802	602	568	2,755	2,292	2,135	2,173	(476)	(424)	(253)	(397)	5,437	4,642	4,260	4,244

647	650	477	445	2,316	1,876	1,894	1,973	(476)	(424)	(253)	(397)	3,447	2,884	2,671	2,564
66	63	67	60	151	135	137	140	—	—	—	—	663	657	690	669
19	12	11	11	4	4	3	4	121	61	63	59	232	142	142	134
28	27	27	29	90	82	93	89	28	18	17	16	647	673	862	700
—	—	—	—	—	—	—	—	—	—	—	—	38	31	56	21
—	(5)	—	—	—	—	—	—	—	—	—	—	(13)	(2)	(33)	2
(1)	—	—	—	(14)	10	(14)	(3)	(3)	12	(3)	—	13	25	(65)	9

759	747	582	545	2,547	2,107	2,113	2,203	(330)	(333)	(176)	(322)	5,027	4,410	4,323	4,099

56	55	20	23	208	185	22	(30)	(146)	(91)	(77)	(75)	410	232	(63)	145

—	—	—	—	—	—	—	—	—	—	—	—	1	12	23	25

—	—	—	—	—	—	—	—	5	2	(11)	(2)	5	2	(11)	(2)
—	—	—	—	—	—	—	—	10	9	8	5	11	11	9	6
(3)	(3)	(3)	(3)	(4)	(4)	(3)	(3)	(59)	(58)	(62)	(55)	(99)	(97)	(103)	(93)

(3)	(3)	(3)	(3)	(4)	(4)	(3)	(3)	(44)	(47)	(65)	(52)	(83)	(84)	(105)	(89)

53	52	17	20	204	181	19	(33)	(190)	(138)	(142)	(127)	328	160	(145)	81
18	11	6	10	(4)	5	1	—	(14)	(31)	(18)	(16)	16	(28)	5	4
(4)	3	(1)	(5)	79	62	6	(12)	(489)	(44)	(36)	(27)	(360)	52	(57)	6

14	14	5	5	75	67	7	(12)	(503)	(75)	(54)	(43)	(344)	24	(52)	10

39	38	12	15	129	114	12	(21)	313	(63)	(88)	(84)	672	136	(93)	71

25	14	37	11	122	88	52	51	59	27	16	12	745	511	580	384
1,548	1,533	1,516	1,503	7,580	6,676	6,769	7,035	3,252	3,219	3,295	3,003	32,927	32,157	32,372	32,894

Husky Energy Inc. | Management’s Discussion and Analysis 2018 | 61

Exhibit No.	Description

23.1	Consent of KPMG LLP, independent registered public accounting firm.

23.2	Consent of Sproule Associates Limited, independent qualified reserves auditor.

31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

32.1	Certification of Chief Executive Officer pursuant to Rule 13(a)-14(b) or Rule 15d-14(b)and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

32.2	Certification of Chief Financial Officer pursuant to Rule 13(a)-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

99.1	Supplemental Disclosures of Oil and Gas Activities.

99.2	Amended Code of Business Conduct.

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.