Form 40-F
period 2019-12-31
HUSKY ENERGY INC
filed 2020-02-27
CIK 49279

2019

United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 40-F

☐	Registration Statement pursuant to section 12 of the Securities Exchange Act of 1934

☒	Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2019

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Class: None

Title of each Class	Trading Symbol(s)	Name of each exchange on which registered
N/A	N/A	N/A

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

1,005,121,738 Common Shares outstanding as of December 31, 2019

10,435,932 Cumulative Redeemable Preferred Shares, Series 1 outstanding as of December 31, 2019

1,564,068 Cumulative Redeemable Preferred Shares, Series 2 outstanding as of December 31, 2019

10,000,000 Cumulative Redeemable Preferred Shares, Series 3 outstanding as of December 31, 2019

8,000,000 Cumulative Redeemable Preferred Shares, Series 5 outstanding as of December 31, 2019

6,000,000 Cumulative Redeemable Preferred Shares, Series 7 outstanding as of December 31, 2019

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒  Yes            ☐  No

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (s.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

☒  Yes            ☐  No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

This Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the Registrant’s Registration Statement under the Securities Act of 1933: Form F-10 (File No. 333-236603); Form S-8 (File No. 333-187135).

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Principal Documents

The following documents have been filed as part of this Annual Report on Form 40-F:

A.	Annual Information Form

The Annual Information Form (“AIF”) of Husky Energy Inc. (“Husky” or the “Company”) for the year ended December 31, 2019 is included as Document A of this Annual Report on Form 40-F.

B.	Audited Annual Financial Statements

Husky’s audited consolidated financial statements for the years ended December 31, 2019 and December 31, 2018, including the auditors’ report with respect thereto, are included as Document B of this Annual Report on Form 40-F.

C.	Management’s Discussion and Analysis

Husky’s Management’s Discussion and Analysis for the year ended December 31, 2019 is included as Document C of this Annual Report on Form 40-F.

Certifications

See Exhibits 31.1, 31.2, 32.1 and 32.2, which are included as Exhibits to this Annual Report on Form 40-F.

Supplemental Reserves Information

See Exhibit 99.1 for the Supplemental Reserves Information, which is included as an Exhibit to this Annual Report on Form 40-F.

Disclosure Controls and Procedures

See the section “Disclosure Controls and Procedures” in Husky’s Management’s Discussion and Analysis for the year ended December 31, 2019, which is included as Document C of this Annual Report on Form 40-F.

Management’s Annual Report on Internal Control Over Financial Reporting

See the section “Disclosure Controls and Procedures” in Husky’s Management’s Discussion and Analysis for the year ended December 31, 2019, which is included as Document C of this Annual Report on Form 40-F.

Attestation Report of the Independent Registered Public Accounting Firm

See the “Report of Independent Registered Public Accounting Firm” that accompanies Husky’s audited consolidated financial statements for the years ended December 31, 2019 and 2018, which are included as Document B of this Annual Report on Form 40-F.

Changes in Internal Control Over Financial Reporting

See the section “Disclosure Controls and Procedures” in Husky’s Management’s Discussion and Analysis for the year ended December 31, 2019, which is included as Document C of this Annual Report on Form 40-F.

Notice Pursuant to Regulation BTR

Not Applicable.

Audit Committee Financial Expert

The Board of Directors of Husky has determined that William Shurniak is an “audit committee financial expert” (as defined in paragraph 8(b) of General Instruction B to Form 40-F) serving on its Audit Committee. Pursuant to paragraph 8(a)(2) of General Instruction B to Form 40-F, the Board has applied the definition of independence applicable to the audit committee members of New York Stock Exchange listed companies, although Husky’s securities are not listed on a U.S. stock exchange. Mr. Shurniak is a corporate director and is independent under the New York Stock Exchange standards. For a description of Mr. Shurniak’s relevant experience in financial matters, see Mr. Shurniak’s history in the section “Directors and Officers” and in the section “Audit Committee” in Husky’s AIF for the year ended December 31, 2019, which is included as Document A of this Annual Report on Form 40-F.

Code of Business Conduct and Ethics

Husky’s code of ethics is disclosed in its Code of Business Conduct, which is applicable to its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions and to all of its other employees, and is posted on its website at www.huskyenergy.com. On April 25, 2019, Husky amended its Code of Business Conduct effective as of April 25, 2019, and a copy of this new amended Code of Business Conduct is included as Exhibit 99.2 to this Annual Report on Form 40-F for the fiscal year ended December 31, 2019. A copy of such amended Code of Business Conduct was posted on Husky’s website (together with a disclosure of the nature of the amendments) promptly after the amendments became effective.

The following is a general summary of the nature of the amendments:

i.

Updates to the section on lobbying to provide additional guidance on which activities constitute lobbying and when and to whom to report lobbying activities. When originally drafted, this section was Canadian centric, so updates were made to reflect other lobbying laws to which Husky is subject.

ii.

Updates to the section on accepting hospitality, promotional offerings and other business courtesies to align with, and reflect changes to, Husky’s Anti-Bribery and Anti-Corruption Policy. This included updating the definition of “things of value” and the rules regarding the acceptance or giving of bona fide hospitality, promotional offerings and other business courtesies.

iii.	Updates to the section on privacy to provide additional guidance on handling of personal information and to reflect Taiwanese privacy law requirements.

A copy of the amended Code of Business Conduct is available to any person without charge, upon request made in writing to Husky’s principal executive office, Attention: Corporate Secretary.

In the fiscal year ended December 31, 2019, Husky did not grant a waiver, including an implicit waiver, from a provision of its code of ethics to any of its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions that relates to one or more of the items set forth in paragraph (9)(b) of General Instruction B to Form 40-F. In the event that, during Husky’s ensuing fiscal year, Husky:

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

Principal Accountant Fees and Services

See the section “External Auditor Service Fees” in Husky’s AIF for the year ended December 31, 2019, which is included as Document A of this Annual Report on Form 40-F.

Off-Balance Sheet Arrangements

See the section “Contractual Obligations, Commitments and Off-Balance Sheet Arrangements” in Husky’s Management’s Discussion and Analysis for the year ended December 31, 2019, which is included as Document C of this Annual Report on Form 40-F.

Tabular Disclosure of Contractual Obligations

See the section “Contractual Obligations, Commitments and Off-Balance Sheet Arrangements” in Husky’s Management’s Discussion and Analysis for the year ended December 31, 2019, which is included as Document C of this Annual Report on Form 40-F.

Interactive Data File

See Exhibit 101 to this Annual Report on Form 40-F for the fiscal year ended December 31, 2019.

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

Consent to Service of Process

A Form F-X signed by Husky and its agent for service of process has been filed with the Commission together with Form F-10 (File No. 333-236603) in connection with its securities registered on such form.

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

Dated this 27th day of February, 2020

Husky Energy Inc.

By:	/s/ Robert J. Peabody
Name: Robert J. Peabody
Title: President & Chief Executive Officer

By:	/s/ James D. Girgulis
Name: James D. Girgulis
Title: Senior Vice President, General Counsel &
Secretary

Document A

Form 40-F

Annual Information Form

For the Year Ended December 31, 2019

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2019

February 27, 2020

NOTE TO READER

Unless otherwise indicated, in this Annual Information Form (“AIF”), the terms “Husky” and the “Company” mean Husky Energy Inc. and its subsidiaries and partnership interests on a consolidated basis, including information with respect to predecessor corporations.

Unless otherwise indicated, the information contained in this AIF is presented as at or for the year ended December 31, 2019, and all financial information included and incorporated by reference in this AIF is determined using International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

Except where otherwise indicated, all dollar amounts stated in this AIF are in Canadian dollars.

See also “Reader Advisories” on page 80 of this AIF.

ABBREVIATIONS AND GLOSSARY OF TERMS

When used in this AIF, the following terms have the meanings indicated:

Units of Measure
bbl	barrel
bbl/day	barrel per calendar day
bbls/day	barrels per calendar day
bcf	billion cubic feet
bcf/day	billion cubic feet per calendar day
boe	barrels of oil equivalent
boe/day	barrels of oil equivalent per calendar day
GJ	gigajoule
kt	kilotonne
long ton/day	imperial measurement of a metric tonne per calendar day
m3	cubic metres
mbbls	thousand barrels
mbbls/day	thousand barrels per calendar day
mboe	thousand barrels of oil equivalent
mboe/day	thousand barrels of oil equivalent per calendar day
mcf	thousand cubic feet
mmbbls	million barrels
mmboe	million barrels of oil equivalent
mmbtu	million British thermal units
mmcf	million cubic feet
mmcf/day	million cubic feet per calendar day
tcf	trillion cubic feet
tCO2e	tonnes of carbon dioxide equivalent

abandonment and reclamation costs

All costs associated with the process of restoring the Company’s properties that have been disturbed by oil and gas activities to a standard imposed by applicable government or regulatory authorities, including costs associated with the retirement of upstream and downstream assets which consist primarily of plugging and abandoning wells, abandoning surface and subsea plant, equipment and facilities, and restoring land.

API gravity

Measure of oil density or specific gravity used in the petroleum industry. The API scale expresses density such that the greater the density of the petroleum, the lower the degree of API gravity.

Husky Energy Inc. | Annual Information Form 2019 | 1

Asphalt Refinery

The asphalt refinery owned by the Company and located in Lloydminster, Alberta.

barrel

A unit of volume equal to 42 U.S. gallons.

bitumen

A naturally occurring solid or semi-solid hydrocarbon, consisting mainly of heavier hydrocarbons with a viscosity greater than 10,000 millipascal-seconds or 10,000 centipoise measured at the hydrocarbon’s original temperature in the reservoir and at atmospheric pressure on a gas-free basis, and that is not primarily recoverable at economic rates through a well without the implementation of enhanced recovery methods.

Board

The Board of Directors of the Company.

BP-Husky Toledo Refinery

The crude oil refinery owned 50% by the Company and 50% by BP Corporation North America Inc. and located in Toledo, Ohio.

CHOPS

Cold heavy oil production with sand.

CO2e

Carbon dioxide equivalent.

conventional natural gas

Natural gas that has been generated elsewhere and has migrated as a result of hydrodynamic forces and is trapped in discrete accumulations by seals that may be formed by localized structural, depositional or erosional geological features.

C-NLOPB

Canada-Newfoundland Offshore Petroleum Board

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

exploration licence or EL

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

Husky Energy Inc. | Annual Information Form 2019 | 2

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

GAAP

Generally accepted accounting principles, consistently applied.

gross/net acres and gross/net wells

Gross refers to the total number of acres or wells, as the context requires, in which a working interest is owned. Net refers to the sum of the fractional working interests owned by a company.

gross reserves and gross production

A company’s working interest share of reserves or production, as the context requires, before deduction of royalties.

GSA

Gas sales agreement.

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

HMLP

Husky Midstream Limited Partnership.

HS&E

Health, safety and environment.

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

natural gas

A naturally occurring hydrocarbon gas and other gases.

natural gas liquids or NGL

Those hydrocarbon components recovered from raw natural gas as liquids by processing through extraction plants, or recovered from field separators, scrubbers or other gathering facilities. These liquids include the hydrocarbon components ethane, propane and butane and condensates and combinations thereof.

net revenue

Gross revenue less royalties.

Husky Energy Inc. | Annual Information Form 2019 | 3

NL

Newfoundland and Labrador.

oil sands

Sands and other rock materials that contain bitumen and all other mineral substances in association therewith.

operating netback

Gross revenue less production, operating and transportation costs and royalties on a per unit basis.

petroleum coke

A carbonaceous solid delivered from oil refinery coker units or other cracking processes.

Plan of Development

Represents, as it relates to the Company’s operations in Indonesia, a development plan on one or more oil and gas fields in an integrated and optimal plan for the production of hydrocarbon reserves considering technical, economical and environmental aspects. An initial Plan of Development in a development area needs both SKK Migas and the Minister of Energy and Mineral Resources approvals. Subsequent Plans of Development in the same development area only need SKK Migas approval.

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

SEC

United States Securities and Exchange Commission.

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

Husky Energy Inc. | Annual Information Form 2019 | 4

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

2018 U.S. Shelf Prospectus and Registration Statement

The universal short form base shelf prospectus filed by the Company on January 29, 2018 with the Alberta Securities Commission and the related U.S. registration statement (containing such prospectus) filed with the SEC that became effective on January 30, 2018.

Husky Energy Inc. | Annual Information Form 2019 | 5

EXCHANGE RATE INFORMATION

The following table discloses various indicators of the Canadian dollar/U.S. dollar rate of exchange or the cost of a U.S. dollar in Canadian currency for the three years indicated.

	Year ended December 31,
Exchange Rate Information (Cdn$ per US$)	2019	2018	2017
Year-end(1)	1.297	1.365	1.252
Low	1.297	1.228	1.213
High	1.359	1.365	1.374
Average	1.327	1.296	1.298

(1)

The year-end exchange rates were quoted by the Thomson Reuters WM/R for the noon rate at the last day of the relevant period. The high, low and average rates were either quoted or calculated within each of the relevant periods.

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

Intercorporate Relationships

The following table lists Husky’s significant subsidiaries and jointly-controlled entities and their respective places of incorporation, continuance or organization, as the case may be, as at December 31, 2019. All of the entities listed below, except as otherwise indicated, are 100% beneficially owned, or controlled or directed, directly or indirectly, by Husky.

Significant Subsidiaries and Joint Operations(1)	Jurisdiction
Husky Oil Operations Limited	Alberta
Husky Energy International Corporation	Alberta
Lima Refining Company	Delaware
Husky Marketing and Supply Company	Delaware
Husky Oil Limited Partnership	Alberta
Husky Terra Nova Partnership(2)	Alberta
Husky Downstream General Partnership(2)	Alberta
Husky Energy Marketing Partnership	Alberta
Sunrise Oil Sands Partnership (50%)	Alberta
BP-Husky Refining LLC (50%)	Delaware

(1)	Principal operating subsidiaries exclusive of intercorporate relationships due to financing related receivables and financing investments.
(2)	Dissolved effective January 1, 2020, and assets were transferred to 2188787 Alberta ULC, a wholly-owned subsidiary of Husky.

Husky Energy Inc. | Annual Information Form 2019 | 6

GENERAL DEVELOPMENT OF HUSKY

Three-year History of Husky

The following is a description of how Husky’s business has developed over the last three completed financial years.

2017

On March 10, 2017, the Company issued $750 million of 3.60% notes due March 10, 2027 by way of a prospectus supplement dated March 7, 2017 to its base shelf prospectus.

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

Also in May 2017, the Company announced a new discovery at Northwest White Rose. The White Rose A-78 well was drilled approximately 11 kilometres northwest of the SeaRose FPSO in the first quarter of 2017 and delineated a light oil column of more than 100 metres (gross). The Company has a 93.23% working interest in the well.

On July 21, 2017, the Company announced that the construction and installation of the shallow water jackets and subsea pipelines for the MDA-MBH fields in the Madura Strait were completed. The contract for a leased floating production unit was signed, and planning for the build commenced.

On September 15, 2017, the Company repaid the maturing 6.20% notes issued under a trust indenture dated September 11, 2007. The amount paid to note holders was $365 million, including $11 million of interest.

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

On November 8, 2017, the Company completed the purchase of the Superior Refinery from Calumet Specialty Products Partners, L.P. for $670 million (US$527 million). The acquisition included the Superior Refinery’s associated logistics assets, including two asphalt terminals, 3.6 mmbbls of crude and product storage and a fuels and asphalt marketing business. See “Description of Husky’s Business - Integrated Corridor - U.S. Refining and Marketing - Superior Refinery”.

In November 2017, the Company sanctioned two new 10,000 bbl/day thermal projects at Westhazel and Edam Central.

Also in November 2017, the C-NLOPB announced that the Company was the successful bidder on a parcel of land in its 2017 land sale (50% Husky working interest). The lands cover an area of 121,453 hectares in the Jeanne d’Arc Basin and are adjacent to the Company’s other exploration licences in the basin.

Also in November 2017, the Company’s participation in the Wenchang oilfields petroleum contract expired, with the Company not being entitled to any further production rights.

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

Husky Energy Inc. | Annual Information Form 2019 | 7

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

On March 1, 2018, the Company announced the establishment of a quarterly cash dividend of $0.075 per common share.

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

During the third quarter of 2018, the BD Project achieved total daily sales targets of 100 mmcf/day of conventional natural gas (40 mmcf/day Husky working interest) and 6,000 bbls/day of associated NGL (2,400 bbls/day Husky working interest).

On October 2, 2018, the Company announced that it had commenced an unsolicited offer to acquire all of the outstanding common shares of MEG Energy Corp. (“MEG”).

In October 2018, the Tucker Thermal Project reached nameplate capacity of 30,000 bbls/day.

Also in October 2018, the Rush Lake 2 thermal project achieved first production, with nameplate capacity of 10,000 bbls/day achieved in November 2018.

In November 2018, the Company shut in oil production at the White Rose field due to operational safety concerns resulting from severe weather and an oil release on November 16.

Also in November 2018, the Spruce Lake East thermal project in Saskatchewan was sanctioned.

In December 2018, the Sunrise Energy Project reached its nameplate capacity of 60,000 bbls/day (30,000 bbls/day Husky working interest).

2019

On January 8, 2019, the Company announced that it would be undertaking a strategic review and potentially selling its Canadian Retail and Commercial Fuels Network and the Prince George Refinery.

On January 16, 2019, the Company’s unsolicited offer to acquire all of the outstanding common shares of MEG expired with the minimum tender condition not having been met. The Company did not extend the offer due to a lack of support from the MEG board of directors and MEG shareholders.

On March 15, 2019, the Company issued US$750 million of 4.400% notes maturing on April 15, 2029 by way of a prospectus supplement dated March 13, 2019 to the 2018 U.S. Shelf Prospectus and Registration Statement.

On January 30, 2019, partial production resumed at the White Rose field following the shut-in of production announced in November 2018.

In the first quarter of 2019, regulatory approval was received for the Spruce Lake East thermal project.

On June 12, 2019, the Company entered guilty pleas on federal and provincial charges related to a 2016 oil spill in Saskatchewan and agreed to pay fines totaling $3.82 million.

On August 16, 2019, the Company announced that it would resume full production at the White Rose field.

On August 26, 2019, the Company announced that it had commenced production at its 10,000 barrel-per-day Dee Valley thermal project in Saskatchewan.

On September 30, 2019, the Company announced that it had received the required permit approvals to begin construction activities at the Superior Refinery following the April 2018 fire, and that the rebuild would take place over the following two years.

Husky Energy Inc. | Annual Information Form 2019 | 8

On November 1, 2019, the Company announced the closing of the sale of the Prince George Refinery to Tidewater Midstream and Infrastructure Ltd. (“Tidewater”) for $215 million in cash plus a closing adjustment of approximately $53.5 million.

On December 20, 2019, production operations on the Terra Nova FPSO were safely shut-in in response to a C-NLOPB order citing insufficient redundancy of fire water pumps. See “Description of Husky’s Business - Offshore - Atlantic - Terra Nova Field”.

Husky Energy Inc. | Annual Information Form 2019 | 9

DESCRIPTION OF HUSKY’S BUSINESS

Overview

Husky is a publicly traded international integrated energy company headquartered in Calgary, Alberta, Canada.

Management has identified segments for the Company’s business based on differences in products, services and management responsibility. For the year ended December 31, 2019, the Company’s business was conducted predominantly through two major business segments: Upstream and Downstream.

Upstream operations include exploration for, and development and production of, crude oil, bitumen, conventional natural gas and NGL (“Exploration and Production”) and marketing of the Company’s and other producers’ crude oil, conventional natural gas, NGL, sulphur and petroleum coke, pipeline transportation, the blending of crude oil and conventional natural gas, and storage of crude oil, diluent and conventional natural gas (“Infrastructure and Marketing”). Infrastructure and Marketing markets and distributes products to customers on behalf of Exploration and Production and is grouped in the Upstream business segment based on the nature of its interconnected operations. The Company’s Upstream operations are located primarily in Western Canada, offshore China and Indonesia (“Asia Pacific”) and offshore the east coast of Canada (“Atlantic”) (Asia Pacific and Atlantic collectively, “Offshore”).

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

Effective January 1, 2020, the Company’s businesses were reorganized under two new business segments: (i) an integrated Canada-U.S. Upstream and Downstream corridor (“Integrated Corridor”); and (ii) production located offshore the east coast of Canada ( “Atlantic”) and offshore China and Indonesia ( “Asia Pacific” and collectively with Atlantic, “Offshore”). The Company will no longer operate under Upstream and Downstream business segments.

Integrated Corridor

The Company’s business in the Integrated Corridor includes: crude oil, bitumen, conventional natural gas, NGL and ethanol production from Western Canada; marketing and transportation of the Company’s and other producers’ production; the Upgrader and Asphalt Refinery; Husky Midstream Limited Partnership (35% working interest and operatorship); the Lima Refinery, the BP-Husky Toledo Refinery (50% working interest) and the Superior Refinery in the U.S. Midwest; and the marketing of refined petroleum products including gasoline, diesel and ethanol blended fuels through petroleum outlets. Conventional natural gas production from the Western Canada portfolio is closely aligned with the Company’s energy requirements for refining and thermal bitumen production and acts as a natural hedge.

Offshore

The Company’s Offshore business includes operations, development and exploration in Asia Pacific and Atlantic.

Corporate Strategy

The Company’s business strategy is to generate returns from investing in a deep portfolio of projects and other opportunities across the Integrated Corridor and Offshore businesses. These investments are intended to provide for increasing margins, funds from operations and earnings. A strong balance sheet, deep physical integration and largely fixed price contracts in Asia Pacific provide resilience to market volatility while preserving upside exposure to rising commodity prices.

Integrated Corridor

Thermal and Non-Thermal Developments

Heavy Oil and Bitumen

The majority of the Company’s heavy oil assets are located in the Lloydminster region of Alberta and Saskatchewan, with lands consisting of approximately two million acres. The majority of the Company’s operations are 100% working interest. The Company’s operations are supported by a network of facilities and pipelines that transport heavy crude oil and bitumen from the field locations to the Asphalt Refinery, the Upgrader and the Company’s other assets in the Integrated Corridor business segment, thus providing full integration.

Production of heavy crude oil and bitumen from the Lloydminster area uses a variety of technologies, including SAGD, CHOPS, horizontal wells, waterflooded fields and non-thermal EOR.

Husky Energy Inc. | Annual Information Form 2019 | 10

Lloydminster Thermal Projects

Lloydminster bitumen production consists of 10 thermal plants located in the Lloydminster region of Saskatchewan: Bolney/Celtic, Dee Valley, Edam East, Edam West, Paradise Hill, Pikes Peak South, Rush Lake 1 & 2, Sandall and Vawn. Each plant has a number of production pads and utilizes SAGD technology. Production in 2019 from Lloydminster thermal projects averaged 80,500 bbls/day. Saskatchewan thermal production is not impacted by Alberta government-mandated production curtailment.

The Company is phasing execution of its long-life thermal projects to optimize capital efficiency and project execution. In 2018, the Company completed two land deals to create two thermal hubs, one at Spruce Lake and one at Dee Valley. This has resulted in the acceleration of the Spruce Lake East project. The Edam Central project is now expected to be completed in 2022.

The following table shows major projects and their status as at December 31, 2019:

Project Name	Nameplate Capacity (bbls/day)	Expected Project Production Date	Project Status
Dee Valley	10,000	On production August 2019	First steam was achieved on June 30, 2019, with first oil on August 24, 2019. Reached nameplate capacity on September 30, 2019.

Spruce Lake Central(1)	10,000	Mid-Year 2020	Central Processing Facility (“CPF”) construction is complete and module setting on well pads has begun. Overall project is 90% complete.

Spruce Lake North	10,000	Around the end of 2020	CPF fabrication and module setting is complete. The overall project is 50% complete.

Spruce Lake East	10,000	Around the end of 2021	Regulatory approvals have been received, and lease construction is complete. Procurement and fabrication programs are in progress.

Edam Central	10,000	2022	Regulatory approvals have been received.

Dee Valley 2	10,000	2023	Project sanctioned in November 2019, and regulatory approvals have been received.

(1)	Previously expected to start production by the second half of 2020.

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

Work to debottleneck the CPF and field was completed in 2018. Subsequently, production ramped up and nameplate capacity of 30,000 bbls/day was achieved in October 2018. Total annual production in 2019 averaged 23,700 bbls/day and was impacted by the government-mandated production quotas in Alberta. The Company plans to drill two new sustainment pads in 2020/21.

A major plant turnaround is scheduled for the CPF and field in the fourth quarter of 2020.

Cold and EOR

Production in Cold and EOR consists of a combination of production technologies, including CHOPS and horizontal wells and EOR projects.

In 2018, the Company sanctioned a full field polymer injection project at Aberfeldy, and injection began in 2019.

During 2019, the Company operated three carbon dioxide (“CO2”) injection EOR pilot projects and a CO2 capture and liquefaction plant at the Lloydminster Ethanol Plant. The liquefied CO2 is used in the ongoing EOR piloting program. The Company is also piloting several types of CO2 capture technology at its Pikes Peak South facility in Saskatchewan.

Total annual production in 2019 averaged 34,400 bbls/day and was also impacted by the government-mandated production quotas in Alberta.

Husky Energy Inc. | Annual Information Form 2019 | 11

Sunrise Energy Project

On March 31, 2008, Husky and BP Corporation North America Inc. (“BP”) completed a transaction that created an integrated North American oil sands and refining businesses. The businesses are comprised of a 50/50 partnership to develop the Sunrise Energy Project, operated by Husky, and a 50/50 limited liability company for the BP-Husky Toledo Refinery, operated by BP. The Sunrise Energy Project is a SAGD oil sands project located in the Athabasca region of northern Alberta. During the fourth quarter of 2018 the project reached its nameplate capacity of 60,000 bbls/day.

At the end of 2019, there were 81 producing well pairs. Five well pairs and six infills have been drilled and are ready for production once government-mandated production quotas are lifted. Total annual production in 2019 averaged 49,200 bbls/day (24,600 bbls/day Husky working interest), and was impacted by the government-mandated production quotas in Alberta and the completion of a planned turnaround on Plant 1A. The turnaround on Plant 1B is scheduled for the second quarter of 2020.

Western Canada

Northern Operations

The Company’s Northern operations are located primarily in northwest Alberta. Production in 2019 consisted of approximately 1,300 bbls/day of light crude oil, 6,600 bbls/day of NGL and 172.8 mmcf/day of conventional natural gas. The area is heavily weighted towards conventional natural gas production (approximately 79%). Primary areas of operation include Edson and Grande Prairie, where operations are centered on liquids-rich gas resources.

Edson operations are located primarily in west-central Alberta and consist of the Ansell and Galloway areas. The Ansell conventional natural gas resource play is located in the deep basin Cretaceous formation, with the Company holding an average 95% working interest in approximately 177 net sections of contiguous lands. The Company has been actively developing the Spirit River formation since 2012 using multi-stage fractured horizontal wells. Production from the Ansell and Galloway areas has doubled since 2012 and in 2019 averaged 2,200 bbls/day of NGL and 112.6 mmcf/day of conventional natural gas. In 2019, the Company drilled two wells and completed six wells, while also participating in one non-operated well. In November 2019, the Company consolidated the majority of its Ansell production to the new HMGP Corser gas plant and shut-in some older area facilities to reduce costs.

Grande Prairie operations are located primarily in northwest Alberta and consist primarily of the Wembley, Kakwa, Wapiti and Karr areas. Production from Grande Prairie in 2019 averaged 1,300 bbls/day of light crude oil, 4,400 bbls/day of NGL and 60.2 mmcf/day of conventional natural gas. A drilling program targeting the oil and liquids-rich conventional natural gas Montney formation in the Wembley and Karr areas continued with five wells drilled in 2019 and nine wells completed. Six of these wells were brought on production in the fourth quarter of 2019, averaging 500 boe/day in 2019, with the remaining two beginning production in early 2020. At Wembley, the Company has a processing agreement at the Tidewater Pipestone Gas Plant and a transportation agreement with HMGP for a pipeline connection between the Company’s 13-26 pad and the Tidewater take point. The Kakwa Spirit River liquids-rich conventional natural gas resource play averaged 50 bbls/day of light crude oil, 2,600 bbls/day of NGL and 41.0 mmcf/day of conventional natural gas in 2019. During the year, the Company drilled three wells and completed six wells in Kakwa. Development is focused on the Cardium oil play in the Wapiti area south of the city of Grand Prairie, Alberta, utilizing horizontal drilling and multi-stage fracturing technology to unlock crude oil reserves. During 2019, production from the Cardium play averaged 2,400 boe/day.

Southern Operations

The Company’s Southern operations are primarily located in central and southern Alberta. As at December 31, 2019, the Company operated one crude oil and four conventional natural gas facilities with approximately 600 active wells throughout the area. Production in 2019 averaged 1,100 bbls/day of light crude oil, 2,100 bbls/day of NGL and 36.0 mmcf/day of conventional natural gas. In September 2019, the Company signed a Purchase and Sale Agreement to divest the assets in the Hussar area. In 2019, production from these assets averaged 300 bbls/day of light crude oil, 250 bbls/day of NGL and 7.5 mmcf/day of conventional natural gas. The sale was completed on February 11, 2020.

In 2019, the Company continued to participate in an eight-well non-operated Viking program in the North Blackstone area. During the year, four wells were drilled and eight wells were completed and brought on production by the end of 2019. During 2019, production from this program averaged 1,400 boe/day.

Rainbow Lake Development

Rainbow Lake, located approximately 900 kilometres northwest of Edmonton, Alberta, is the site of the Company’s largest light crude oil production operation in Western Canada. Production during 2019 from the Rainbow Lake assets averaged 4,700 bbls/day of light crude oil, 4,000 bbls/day of NGL and 72.9 mmcf/day of conventional natural gas. The Company continued a Muskeg oil appraisal program in 2019 with one well drilled and 11 wells completed during the year. During the year, the Company successfully completed a 21-day turnaround at the Rainbow Lake facility, on time and without any safety incidents.

The Company holds a 50% interest in a 90-megawatt natural gas fired cogeneration facility adjacent to its Rainbow Lake processing plant. The cogeneration facility produces electricity and thermal energy, or steam, for the Rainbow Lake processing plant. Additional electricity is also generated for the Power Pool of Alberta.

Husky Energy Inc. | Annual Information Form 2019 | 12

Northwest Territories

The Company acquired two ELs in 2011 in the Northwest Territories at the Slater River Canol shale play, which were consolidated as one EL in 2015 and cover 483,000 gross acres (466,000 net acres). Two pilot wells were drilled and suspended in 2012 which satisfied the requirements to extend the term of both the ELs to their full nine-year term. In 2016, the Company was awarded a Significant Discovery Declaration on 545 sections (150,000 hectares) of land within the ELs north of the Gambill Fault, and granted separately a Significant Discovery License over five sections of land south of the Gambill Fault. Abandonment work on the two pilot wells and 12 water monitoring wells in addition to reclamation of well sites and surplus infrastructure commenced in the fourth quarter of 2018 and carried through the 2019 winter season. In addition, summer work in 2019 included continued reclamation work as well as maintenance on the existing infrastructure that will remain in place to service the Significant Discovery Declaration area.

Infrastructure and Marketing

Overview

The Company is engaged in the marketing of both its own and other producers’ crude oil, natural gas, NGL, asphalt, sulphur and petroleum coke production. The sale and transportation of the Company’s production and third-party commodity trading volumes are managed through access to capacity on third-party pipelines and storage facilities in both Canada and the U.S. The Company is able to capture differences between the two markets by utilizing infrastructure capacity to deliver production and/or third-party commodity trading volumes from Canada to the U.S. market.

Husky Midstream Limited Partnership

HMLP was created in July 2016 with the sale of selected pipeline gathering systems in Alberta and Saskatchewan and the Lloydminster and Hardisty terminals. CKI Infrastructure Holdings Limited owns 16.25%, Power Assets Holdings Limited owns 48.75% and Husky owns 35% of HMLP and is the operator. HMLP has approximately 2,200 kilometres of pipeline in the Lloydminster region, 4.1 million barrels of storage capacity at Hardisty and Lloydminster and other ancillary assets. The Lloydminster Terminal, with a total storage capacity of 1.0 million barrels, serves as a hub for the gathering systems. The pipeline system transports blended heavy crude oil to Lloydminster, providing feedstock for the Upgrader and for the Asphalt Refinery, and to Hardisty where the system connects to downstream pipelines accessing markets across Canada and the United States. Blended heavy crude oil and bitumen from the field and synthetic crude oil from the upgrading operations are transported south to Hardisty, Alberta to a connection with the major export trunk pipelines. The Hardisty Terminal, with a total storage capacity of 3.4 million barrels, acts as the exclusive blending hub for Western Canada Select (“WCS”), the largest heavy oil benchmark pricing point in North America.

HMLP has a separate Board of Directors from Husky and independent financing that supports both significant growth projects that are under construction and planned future expansions. Approximately $700 million in growth projects are underway. HMLP is in the process of diversifying its operations beyond the Lloydminster and Hardisty area and has completed construction of the Ansell Corser Gas Plant, which added 120 mmcf/day of processing capacity in the fourth quarter of 2019.

A major pipeline project is underway in Saskatchewan to provide transportation for the anticipated increase in the Company’s bitumen production. The Hardisty terminal is also expanding to provide additional pipeline connectivity and crude oil storage for customers. The assets will play an integral and valuable role in the successful transportation of heavy oil and bitumen production to end markets by providing connections to the Upgrader and to the Asphalt Refinery, third-party terminals and pipelines through strategic hubs such as the Hardisty Terminal.

Third-Party Pipeline Commitments

In 2010, the Company commenced its pipeline commitment on the Keystone pipeline system, which ships Canadian crude oil from Hardisty, Alberta to Patoka, Illinois. This commitment was part of a strategy, commenced in 2006, to expand the market for the Company’s crude oil into the U.S. Midwest. This strategy was further supported through the acquisition of the Lima Refinery in 2007, which enabled the Company’s Canadian synthetic and bitumen production, along with additional third-party crude and other feedstocks, to be processed at the refinery. The Company has the ability to utilize the portion of the Keystone pipeline system that continues to Cushing, Oklahoma, and the Company holds long-term firm capacity on the Enbridge Flanagan South pipeline and Southern Access Extension pipeline which connect Enbridge’s Mainline to the U.S. Gulf Coast and Patoka markets.

Due to the Company’s Keystone pipeline commitment, the Lima Refinery is able to access a significant amount of Canadian crude oil as part of its crude feedstock requirements. The Keystone pipeline has enabled the Company to transport crude oil through interconnecting pipeline systems to the Lima Refinery and/or sell it into the Cushing, Oklahoma market.

Since 2012, the pipeline systems leaving Canada have at times been subject to significant apportionment, affecting both Canadian export volumes and crude oil prices in Western Canada. The Company has mitigated these effects through the reliability of its proprietary pipeline system, its firm capacity on export pipelines and its demand for Canadian crude oil feedstock for its Canadian upgrading and refining assets. In 2017, the Company further enhanced this integration when it purchased the 50,000 barrel-per-day Superior Refinery, which runs a combination of heavy Canadian crude and light crudes from Canada and the U.S. The Superior Refinery is located on the Enbridge Mainline crude system. As a seller and buyer of crude oils, the Company has a relatively balanced exposure to many location and grade differentials.

Husky Energy Inc. | Annual Information Form 2019 | 13

The Company has been monitoring opportunities to participate in growing crude oil markets accessed by rail, which have developed due to refiners’ desire for inland crude oil which has at times been priced at significant discounts to ocean imports. The Company has made crude oil deliveries via trucks to rail-loading facilities, where netbacks can be increased relative to pipeline alternatives. While the Company’s primary focus is on low-cost pipeline transportation options, it has maintained the flexibility to access crude by rail markets.

In December of 2018, the Government of Alberta imposed an oil production curtailment order in Alberta. This reduced the economic motivation to export crude by rail or develop longer term market access strategies.

Natural Gas Storage Facilities

The Company has operated a 25 bcf natural gas storage facility at Hussar, Alberta since 2000.

Commodity Marketing

The Company has developed its commodity marketing operations to include the acquisition of third-party volumes to enhance the value of its Integrated Corridor assets.

Currently, the Company is a marketer of both its own and third-party production of crude oil, synthetic crude oil, NGL, natural gas and sulphur. The Company also markets petroleum coke, a by-product from the Upgrader and its Ohio and Wisconsin refineries. The Company supplies feedstock to the Upgrader and to the Asphalt Refinery from its own and third-party heavy oil and bitumen production sourced from the Lloydminster and Cold Lake areas. The Company also sells blended heavy crude oil directly to refiners based in the U.S. and Canada. The extensive infrastructure in the Lloydminster area supports the Company’s heavy crude oil refining, upgrading and marketing operations. The Company markets light and medium crude oil and NGL sourced from its own production and third-party production. Light crude oil is acquired for processing by the Lima Refinery and the Superior Refinery. The Company supplies a portion of the synthetic crude oil produced at the Upgrader to the Lima Refinery and Superior Refinery, and markets the rest to refiners in Canada and the U.S.

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

Upgrading Operations

The Company owns and operates the Upgrader. The Upgrader is designed to process blended heavy crude oil feedstock, creating high quality, low sulphur synthetic crude oil and ultra-low sulphur diesel and recover diluent from the feedstock for return to and reuse in the field. Synthetic crude oil is used as refinery feedstock for the production of transportation fuels in Canada and the U.S.

The Upgrader was commissioned in 1992 with an original design capacity of 46,000 bbls/day of synthetic crude oil. In 2007, the Upgrader commenced production of transportation grade diesel. The Upgrader’s current rated production capacity is 80,000 bbls/day of synthetic crude oil, diluent and ultra low sulphur diesel.

Production at the Upgrader in 2019 averaged 54,930 bbls/day of synthetic crude oil, 13,880 bbls/day of diluent and 6,100 bbls/day of ultra low sulphur diesel. In addition, as by-products of its upgrading operations, the Upgrader produced approximately 339 long ton/day of sulphur and 961 long ton/day of petroleum coke during 2019. These products are sold in Canadian and international markets.

Canadian Refined Products

The Company’s Canadian refined products operations include manufacturing of fuel and fuel grade ethanol, manufacturing of asphalt products from heavy crude oil and bitumen and acquisition by purchase and exchange of refined petroleum products. The Company’s retail distribution network includes the wholesale, commercial and retail marketing of refined petroleum products and provides a platform for non-fuel related convenience product businesses.

Until its sale by the Company in November 2019, light oil was processed and refined products were produced at the Prince George Refinery and such products were also acquired from third-party refiners and marketed through the Company’s retail and commercial petroleum outlets and through direct marketing to third-party dealers and end users. On November 1, 2019, the Prince George Refinery was sold to Tidewater and in conjunction with the deal, Husky agreed to a five-year offtake agreement to purchase the refined products at market price. Asphalt and residual products are produced at the Asphalt Refinery and are marketed directly or through the Company’s eight terminals located in Western Canada and the U.S. Midwest.

Husky Energy Inc. | Annual Information Form 2019 | 14

Asphalt Refinery

The Asphalt Refinery processes heavy crude oil and bitumen into asphalt products used in road construction and maintenance. The refinery has a throughput capacity of 30,000 bbls/day of heavy crude oil and bitumen. The refinery also produces straight run gasoline, bulk distillates and residuals. The straight run gasoline stream is removed and re-circulated into HMLP’s pipeline network as pipeline diluent. The distillate stream is transferred to the Upgrader and treated for blending into the Husky Synthetic Blend (“HSB”) stream. Residuals are a blend of medium and light distillate and gas oil streams, which are typically sold directly to customers as refinery feedstock or drilling and well-fracturing fluids, or used in asphalt cutbacks and emulsions.

Refinery throughput averaged 26,400 bbls/day of blended heavy crude oil and bitumen feedstock during 2019. Due to the seasonal demand for asphalt products, many asphalt refineries typically operate at full capacity only during the normal paving season in Canada and the northern U.S. The Company has implemented various strategies to increase refinery throughput during the other months of the year that are outside of the normal paving season, such as increasing storage capacity and developing U.S. markets for asphalt products. This allows the Asphalt Refinery to run at or near full capacity throughout the year.

Asphalt Distribution Network

In addition to sales directly from the Asphalt Refinery, the Company, through the Husky Asphalt division, has an asphalt distribution network which consists of seven asphalt terminals located at: Kamloops, British Columbia; Edmonton and Lethbridge, Alberta; Yorkton, Saskatchewan; Winnipeg, Manitoba; Rhinelander, Wisconsin; and Crookston, Minnesota, and an emulsion plant located at Saskatoon, Saskatchewan. The Company also markets asphalt from independently operated terminals in the states of Washington, Minnesota, Wisconsin and Ohio.

Ethanol Plants

In September 2006, the Company commissioned an ethanol plant in Lloydminster, Saskatchewan. The plant has an annual nameplate capacity of 130 million litres. In December 2007, the Minnedosa, Manitoba ethanol plant was commissioned with an annual nameplate capacity of 130 million litres and both plants are currently operating above that capacity due to efforts to optimize yield. In 2019, ethanol production averaged 823 thousand litres/day.

During 2012, the Lloydminster plant commissioned a CO2 capture facility. The plant is currently capturing CO2 for use in the Company’s non-thermal EOR projects and ethanol produced at the plant has a low carbon intensity designation.

Other Supply Arrangements

During 2019, the Company purchased approximately 27,250 bbls/day of refined petroleum products of which 25,850 bbls/day were pursuant to an agreement with Imperial Oil. The Company also acquired approximately 7,600 bbls/day of refined petroleum products pursuant to exchange agreements with third-party refiners in addition to Imperial Oil.

Retail and Commercial Network

During 2015, the Company and Imperial Oil entered into an agreement to create a single truck transport network of approximately 160 cardlock sites. The agreement has been fully implemented, and the consolidation of the two cardlock networks, under the Esso brand, was completed in the third quarter of 2017.

On January 8, 2019, the Company announced its intention to market and potentially sell its Canadian Retail and Commercial Fuels Network. The strategic review continues to progress.

As of December 31, 2019, there were 552 independently operated Husky and Esso-branded petroleum product outlets. These outlets include travel centres, convenience stores and cardlock and bulk distribution facilities located coast-to-coast. The Company’s network of travel centres features a proprietary cardlock system that enables commercial customers to make purchases using a fuel payment card that processes transactions, provides detailed billing and offers purchase controls and spending limits, as well as advanced fraud protection. A variety of full and self-serve retail stations serve urban and rural markets across the country, while the Company’s bulk distributors offer direct sales to commercial and agricultural markets in the Prairie provinces.

The Company’s retail and commercial operating model is balanced by corporate-owned/dealer-operated and branded dealer-owned- and-operated sites. Retail outlets offer a variety of services, including convenience stores, service bays, 24-hour accessibility, car washes, Husky House Restaurants and proprietary and co-branded quick-serve restaurants. In addition to ethanol-blended gasoline, the Company sells diesel, propane and Mobil-branded lubricants to customers. The Company supplies refined petroleum products to its branded independent retailers on an exclusive basis and provides financial and other assistance for location improvements, marketing support and related services.

Husky Energy Inc. | Annual Information Form 2019 | 15

The following table shows the number of Husky and Esso-branded petroleum outlets by province as of December 31, 2019:

	British Columbia	Alberta	Saskatchewan	Manitoba	Ontario	Quebec	New Brunswick	2019 Total	2018 Total
Husky-Branded Petroleum Outlets
Retail Owned Outlets	36	43	7	12	54	—	—	152	165
Leased	31	27	3	7	23	—	—	91	97
Independent Retailers	46	60	12	3	13	—	—	134	136

Total	113	130	22	22	90	—	—	377	398

Esso-Branded Petroleum Outlets
Retail Owned Outlets	18	18	4	4	15	—	—	59	48
Leased	3	4	—	3	3	—	—	13	8
Independent Retailers	33	23	4	6	30	6	1	103	100

Total	54	45	8	13	48	6	1	175	156

Cardlocks(1)	49	45	9	11	42	7	1	164	162
Convenience Stores(1)	80	83	13	21	94	—	—	291	296
Restaurants	8	9	3	1	13	—	—	34	34

(1)	Located at branded petroleum outlets.

The Company also markets refined petroleum products directly to various commercial markets, including independent dealers, national rail companies and major industrial and commercial customers in Canada.

The following table shows average daily sales volumes of light refined petroleum products for the periods indicated:

	Years ended December 31,
Average Daily Sales Volume (mbbls/day)	2019	2018	2017
Gasoline	20.5	21.7	22.3
Diesel fuel	25.7	26.5	22.8
Liquefied Petroleum Gas	0.5	0.2	0.2

	46.7	48.4	45.3

Husky Energy Inc. | Annual Information Form 2019 | 16

U.S. Refining and Marketing

Lima Refinery

The Lima Refinery has a crude oil throughput capacity, depending on crude slate, of 175,000 bbls/day. The Lima Refinery, prior to the completion of the crude oil flexibility project, processed both light sweet crude oil and a small percentage of heavy crude oil feedstock sourced from the U.S. and Canada, which includes Canadian synthetic crude oil, including HSB produced by the Upgrader. The Lima Refinery produces low sulphur gasoline, gasoline blend stocks, ultra-low sulphur diesel, jet fuel, petrochemical feedstock and other by-products. The feedstocks are received via the Mid-Valley and Marathon pipelines, and the refined products are transported via the Buckeye, Inland and Energy Transfer Partners pipeline systems and by rail car to primary markets in Ohio, Illinois, Indiana, Pennsylvania and southern Michigan.

During 2019, total production throughput at the Lima Refinery averaged 176,000 bbls/day excluding days for the 2019 shutdown. Production, excluding days for the crude oil flexibility project shutdown, consisted of an average of 85,000 bbls/day of gasoline, 72,000 bbls/day of distillates and 19,000 bbls/day of other products.

In 2016, the Company completed the first stage of the crude oil flexibility project to enable the refinery to process up to 10,000 bbls/day of heavy crude oil feedstock. The refinery completed a planned turnaround in the fourth quarter of 2019 and made final tie-ins for the project. The refinery is now designed to allow for the processing of up to 40,000 bbls/day of heavy crude oil from Western Canada and the ability to swing between light and heavy crude oil feedstock. The project was completed in early 2020 and the refinery will ramp up to full rates during the first quarter of 2020.

BP-Husky Toledo Refinery

The BP-Husky Toledo Refinery has a nameplate capacity of 160,000 bbls/day. Products from the refinery include low sulphur gasoline, ultra-low sulphur diesel, aviation fuels and by-products.

A feedstock optimization project completed during the 2016 turnaround improved the BP-Husky Toledo Refinery’s ability to process high-TAN crude oil to support production from the Sunrise Energy Project. Since January 1, 2017, the Company has been marketing its share of the joint operation’s refined product.

During 2019, the Company’s share of total throughput averaged 63,100 bbls/day, with the Company’s share of sales of gasoline averaging 39,000 bbls/day, distillates averaging 18,700 bbls/day and other fuel and feedstock averaging 7,100 bbls/day.

Superior Refinery

On November 8, 2017, the Company completed the acquisition of the Superior Refinery, which has a permitted throughput capacity of 50,000 bbls/day and an operating capacity of 45,000 bbls/day on its current crude slate. The refinery produces motor fuel products and asphalt from light and heavy crude oil originating from North Dakota and Western Canada.

The refinery also has associated infrastructure including five storage and distribution terminals that are strategically located throughout the northern area of the United States. These terminals include: the Superior products terminal; the Duluth Terminal in Duluth, Minnesota, which has a storage capacity of 200,000 barrels; the Duluth Marine Terminal in Duluth, Minnesota which has a storage capacity of 14,000 barrels; the Rhinelander Terminal in Rhinelander, Wisconsin, which has a storage capacity of 166,000 barrels; and the Crookston Terminal in Crookston, Minnesota, which has a storage capacity of 156,000 barrels.

On April 26, 2018, the Superior Refinery experienced an incident while preparing for a major turnaround and was taken out of operation. During 2019, demolition, site preparation work and permitting were completed, and the rebuild work commenced. The investment in the rebuild is estimated to be approximately US$750 million, of which the Company anticipates a substantial portion will be recovered from property damage insurance. This represents a change from the previous estimate of greater than US$400 million, with the change being due to a more complete assessment of the extent of equipment damage from the April 26, 2018 incident. The Company anticipates that lost income through April 2020 will be compensated by business interruption insurance. The refinery is being rebuilt with the same configuration and with the capability to run continuously at the 45,000 barrel-per-day operating capacity and will be able to produce a full slate of products, including asphalt, gasoline and diesel. Full operations are expected to resume in 2021.

Husky Energy Inc. | Annual Information Form 2019 | 17

Offshore

Asia Pacific

China

Liwan Gas Project

The Liwan Gas Project includes the conventional natural gas discoveries at the Liwan 3-1, Liuhua 34-2 and Liuhua 29-1 fields within the Contract Area 29/26 exploration block located in the Pearl River Mouth Basin of the South China Sea, approximately 300 kilometres southeast of the Hong Kong Special Administrative Region.

The Company has a 49% working interest in the Liwan 3-1 and Liuhua 34-2 fields and a 75% working interest in the Liuhua 29-1 field, and China National Offshore Oil Corporation Limited (“CNOOC”) has 51% and 25% working interests, respectively. The initial development of the Liwan 3-1 and Liuhua 34-2 fields was separated into deepwater and shallow water development projects, with the Company acting as deepwater operator and CNOOC acting as shallow water operator. The deepwater infrastructure includes production wells and trees, subsea pipelines and manifolds that produce to twin 22-inch deepwater pipelines running approximately 78 kilometres to a shallow water central platform. The shallow water infrastructure includes the central platform standing in approximately 120 metres of water, a 261-kilometre shallow water pipeline running from the central platform to the onshore Gaolan Gas Plant, which has liquids separation facilities, 10 spherical NGL storage tanks, an export jetty, control facilities as well as administrative and accommodation buildings.

The Liwan 3-1 field commenced production at the end of March 2014. The gas field is currently producing from nine wells. The single production well in the Liuhua 34-2 field was tied into the deepwater facilities of the Liwan 3-1 field and commenced production in December 2014.

In 2019, total conventional natural gas sales from Liwan 3-1 and Liuhua 34-2 averaged 311 mmcf/day and 38 mmcf/day, respectively. In 2019, the Company’s working interest share of production from the two fields was 171 mmcf/day of conventional natural gas and 7,400 bbls/day of NGL.

Substantial construction work was completed in 2019 at Liuhua 29-1 development project, the third deepwater gas field of the Liwan Gas Project. During the year, the remaining three wells were drilled, and all seven wells in the full field development were fully completed. The production pipeline and the mono-ethylene glycol supply line were engineered, fabricated and installed. The project is now approximately 80% complete, and construction activities will resume again in March 2020. First gas production from the Liuhua 29-1 field is expected by the end of 2020, with target production of 45 mmcf/day conventional natural gas (Husky working interest) and 1,800 bbls/day NGL (Husky working interest) when fully ramped up.

Block 15/33

The Company executed a PSC in December 2015 for an exploration block offshore China. Block 15/33 is located in the Pearl River Mouth Basin in the South China Sea, about 140 kilometres southeast of the Hong Kong Special Administrative Region and covers an area of 155 square kilometres in water depths of approximately 80 to 100 metres. The Company is the operator of the block during the exploration phase, with a working interest of 100%. In the event of a commercial discovery, its partner CNOOC may assume a working interest of up to 51% during the development and production phase. Under the PSC, the corresponding CNOOC share of exploration costs is to be recovered from production allocated to the Company.

The Company is progressing commercial development plans following the successful drilling and testing of the XJ34-3-2 exploration well. The block boundaries have been expanded and additional exploration and appraisal drilling is planned in 2020.

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

The Company drilled one exploration well in the third quarter of 2018, which encountered non-commercial hydrocarbons. This block was released and the costs written off in 2019 after technical evaluations were completed.

Blocks 22/11 and 23/07

The Company and CNOOC signed two PSCs for Blocks 22/11 and 23/07 in the Beibu Gulf area of the South China Sea in the first half of 2018. The Company is the operator of both blocks with a working interest of 100% during the exploration phase. In the event of a commercial discovery, its partner CNOOC may assume a participating partnership interest of up to 51% in either or both blocks for the development and production phases. The Company has elected to move into the second exploratory phase for Block 23/07.

Husky Energy Inc. | Annual Information Form 2019 | 18

Taiwan

In December 2012, the Company signed a joint venture agreement with CPC Corporation. The Company and CPC Corporation have rights to an exploration block in the South China Sea covering approximately 7,700 square kilometres located southwest of the island of Taiwan. The Company holds a 75% working interest during exploration, while CPC Corporation has the right to participate in the development program up to a 50% interest.

The acquisition of 2-D seismic survey data was completed in 2014, and the acquisition of 3-D seismic survey data was completed in 2017. The Company is analyzing the 3-D seismic survey data to identify potential drilling prospects.

Indonesia

Madura Strait

The Company has a 40% interest in approximately 622,000 acres (2,516 square kilometres) of the Madura Strait, located offshore East Java, in Indonesia. The Company’s two partners are CNOOC, which is the operator and has a 40% working interest, and Samudra Energy Ltd., which holds the remaining 20% interest through its affiliate, SMS Development Ltd. The Madura Strait includes the operating BD field and developments at the MDA, MBH, MDK and MAC fields and three additional discoveries.

In 2019, total BD field sales averaged 82 mmcf/day of conventional natural gas and 6,100 bbls/day of NGL. The Company’s working interest share of production was 32 mmcf/day of conventional natural gas and 2,500 bbls/day of NGL.

At the MDA and MBH fields, the two shallow water platforms have been fully installed. Five MDA and two MBH field production wells are expected to be drilled in the 2020 timeframe pending regulatory approval. Contracting for a floating production unit to process the gas is also planned to be finalized during 2020 with fabrication to take place in 2021/2022. Gas production and sales are planned to commence in 2021 with gas sales under government-approved contracts into the East Java gas market. Subsequently, an additional shallow water field, MDK, is scheduled to be developed and tied into the MDA and MBH infrastructure. Pre-engineering activities and approvals progressed at the MAC field, where an approved Plan of Development is in place.

Anugerah

The Company executed a PSC in February 2014 with the Government of Indonesia for the Anugerah contract area. The Company holds a 100% interest in the Anugerah Block, which is located in the East Java Basin approximately 150 kilometres east of the Madura Strait. The block covers an area of 1,420,000 net acres (8,215 square kilometres).

The Company previously acquired 2-D and 3-D seismic survey data on the contract area, which was required during the first three years of the PSC. An analysis of those data and data from offset block information indicates that exploratory drilling would not be economic. The block will be relinquished in February 2020.

Atlantic

Overview

The Company’s Atlantic exploration and development program is focused in the Jeanne d’Arc Basin and the Flemish Pass Basin. The Jeanne d’Arc Basin contains the Hibernia, Terra Nova and Hebron fields, as well as the White Rose field and satellite extensions, including North Amethyst, West White Rose and South White Rose. In the Flemish Pass Basin, the Company holds a 35% non-operated working interest in each of the Bay du Nord, Bay de Verde, Baccalieu, Harpoon and Mizzen discoveries. The Company is the operator of the White Rose field and satellite extensions and holds an ownership interest in the Terra Nova field, as well as a number of smaller undeveloped fields. The Company also holds significant exploration acreage offshore NL.

White Rose Field and Satellite Extensions

The White Rose field is located 354 kilometres off the coast of NL and is approximately 48 kilometres east of the Hibernia field on the eastern flank of the Jeanne d’Arc Basin. The Company is the operator of the main White Rose field and satellite tiebacks, including the North Amethyst, West White Rose and South White Rose extensions. The Company has a 72.5% working interest in the main field and a 68.875% working interest in the satellite extensions. To date, production has been facilitated via subsea tie-ins with wells drilled independently through drill centres and connected via flowlines to the SeaRose FPSO.

First oil was achieved at White Rose in November 2005. The White Rose field currently has 13 production wells, 10 water injection wells and three gas injection wells. Two infill production wells were completed during 2019. The Company’s share of light crude oil production from the White Rose field was 7,200 bbls/day (Husky working interest) during 2019.

On May 31, 2010, first oil was achieved from North Amethyst, the first satellite extension at the White Rose field. The field is located approximately six kilometres southwest of the SeaRose FPSO. Production flows from North Amethyst to the SeaRose FPSO through a series of subsea flow lines. In September 2016, the Company began production from the deeper Hibernia formation at North Amethyst utilizing existing infrastructure. As of December 31, 2019, the field had eight production wells and four water injection wells. During 2019, light crude oil production from North Amethyst was 1,900 bbls/day (Husky working interest).

Husky Energy Inc. | Annual Information Form 2019 | 19

Initial production from West White Rose was achieved in September 2011 through a two-well pilot project. The pilot wells have helped provide further information on the reservoir to refine development plans for the full West White Rose field. During 2019, light crude oil production from this satellite field was 500 bbls/day (Husky working interest).

Production commenced from the South White Rose Extension in 2015 with production wells supported by both gas flood and water injection. As at December 31, 2019, the project had three production wells, one water injection well and one gas injection well. During 2019, light crude oil production from the South White Rose Extension was 2,700 bbls/day (Husky working interest).

In May 2017, the Company and its co-venturers announced plans to proceed with full field development at West White Rose using a fixed drilling platform. First oil is forecasted around the end of 2022, with the West White Rose Project expected to ramp up to peak production of 52,500 bbls/day (Husky working interest) in 2026 as development wells are brought online. Like the other White Rose tiebacks, the platform will leverage existing offshore infrastructure including the SeaRose FPSO. Construction of various components for the West White Rose platform is underway at sites in NL, and in Ingleside, Texas, where the facility’s topsides are being fabricated.

At the graving dock in Argentia, NL, four slipforms were completed on the outer caisson for the project’s concrete gravity structure and the first three interior decks were installed. The inner pedestal for the concrete structure will be slipformed to its full height during the 2020 construction season. Following a schedule review in early 2019, Husky and its partners decided to adjust the tow-out and installation date for the concrete gravity structure from 2021 to 2022. Project spending has been adjusted to meet the new schedule. As of December 31, 2019, the project was approximately 55% complete.

In late January 2019, the Company began a staged ramp-up of production at the White Rose field following a 250-cubic-metre oil spill from a failed flowline connector at the South White Rose Extension in November 2018. The flowline connector was replaced with one with a higher tensile strength and processes were updated to prevent a recurrence. All sections of the field were back in operation during August 2019. Husky’s investigation revealed that hydrate formation caused the flowline connector to separate. The C-NLOPB, which regulates the industry offshore NL, continues its investigation.

Terra Nova Field

The Terra Nova field is located approximately 350 kilometres southeast of St. John’s, NL. The Terra Nova field is divided into three distinct areas, known as the Graben, the East Flank and the Far East. Production at Terra Nova commenced in January 2002. The Company has a 13% working interest in the field.

On December 20, 2019, production operations on the Terra Nova FPSO were safely shut-in in response to a C-NLOPB order citing insufficient redundancy of fire water pumps.

As at December 31, 2019, there were 15 development wells drilled in the Graben area, consisting of nine production wells, four water injection wells and two gas injection wells. In the East Flank area, there were 12 development wells, consisting of eight production wells and four water injection wells. The Far East has one extended reach production well and an extended reach water injection well. The operator continues to progress delineation and development opportunities at Terra Nova.

Light crude oil production during 2019 from the Terra Nova field was 4,100 bbls/day (Husky working interest).

East Coast Exploration

The Company holds working interests ranging from 5.8% to 100% in 23 Significant Discovery Areas in the Jeanne d’Arc Basin and Flemish Pass Basin, offshore NL and Baffin Island.

The Tiger’s Eye D-17 exploration well, drilled approximately 10 kilometres south of the White Rose field during the second quarter of 2019, did not encounter commercial quantities of hydrocarbons and has been expensed.

The Company continues to evaluate previous hydrocarbon discoveries at the White Rose A-24 exploration well, north of the SeaRose FPSO, and the Northwest White Rose A-78 well.

The Company and its partner continue to assess potential development of Bay du Nord and other discoveries in the Flemish Pass Basin. A benefits framework agreement was reached with the Government of NL in July 2018, based on an FPSO-based development concept to produce resources at Bay du Nord and Bay de Verde. Technological and commercial evaluations continue. The Company holds a 35% non-operated working interest in the Bay du Nord, Bay de Verde, Baccalieu, Harpoon and Mizzen discoveries.

The Company was awarded a parcel of land during the November 2019 C-NLOPB land sale. The EL is northwest of White Rose and adjacent to other Husky land holdings.

Husky Energy Inc. | Annual Information Form 2019 | 20

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

Disclosure of Oil and Gas Activities

Operating Netback Analysis(1)

The following tables show the Company’s netback analysis by product and area:

	Year Ended	Three Months Ended
Average Per Unit Amounts	Dec 31, 2019	Dec 31, 2019	Sept 30, 2019	June 30, 2019	Mar 31, 2019
Company Total(2)
Sales volume (mboe/day)	290.0	311.3	294.8	268.4	285.2
Gross Revenue ($/boe)(3)	$48.37	$46.06	$47.54	$53.35	$47.20
Royalties ($/boe)	$3.29	$3.25	$3.21	$3.69	$3.03
Production and Operating Costs ($/boe)(3)	$15.53	$15.25	$14.83	$15.83	$16.30
Transportation Costs ($/boe)(4)	$0.16	$0.08	$0.19	$0.22	$0.18

Operating netback ($/boe)	$29.39	$27.48	$29.31	$33.61	$27.69

Light and Medium Crude Oil ($/bbl)
Canada - Western Canada
Gross Revenue(3)	$47.11	$36.50	$44.07	$52.32	$56.94
Royalties	$9.10	$10.24	$9.90	$9.65	$6.73
Production and Operating Costs(3)	$26.43	$22.30	$16.68	$36.63	$28.07

Operating netback	$11.58	$3.96	$17.48	$6.04	$22.14

Canada - Atlantic Canada
Gross Revenue	$86.44	$84.54	$83.47	$92.00	$92.12
Royalties	$8.15	$7.17	$6.96	$11.07	$10.06
Production and Operating Costs	$42.20	$30.48	$32.21	$52.75	$92.01
Transportation Costs(4)	$2.89	$0.97	$2.66	$4.74	$6.87

Operating netback	$33.20	$45.92	$41.64	$23.44	($16.82)

Canada - Total
Gross Revenue(3)	$72.85	$71.67	$71.32	$77.07	$73.09
Royalties	$8.50	$7.99	$7.87	$10.53	$8.26
Production and Operating Costs(3)	$36.85	$28.29	$27.42	$46.66	$57.52
Transportation Costs(4)	$1.90	$0.71	$1.84	$2.95	$3.16

Operating netback	$25.60	$34.67	$34.19	$16.92	$4.14

Heavy Crude Oil ($/bbl)
Canada - Total
Gross Revenue(3)	$54.70	$50.01	$56.72	$63.15	$49.38
Royalties	$5.08	$4.27	$5.26	$5.86	$4.99
Production and Operating Costs(3)	$34.84	$35.97	$37.63	$32.31	$35.85

Operating netback	$14.78	$9.77	$13.83	$24.98	$8.54

Bitumen ($/bbl)
Canada - Total
Gross Revenue(3)(4)	$49.00	$41.39	$51.09	$58.32	$46.64
Royalties	$2.45	$2.12	$2.60	$3.18	$1.96
Production and Operating Costs(3)	$12.73	$12.58	$12.15	$12.39	$13.79

Operating netback	$33.82	$26.69	$36.34	$42.75	$30.89

Husky Energy Inc. | Annual Information Form 2019 | 21

	Year Ended	Three Months Ended
Average Per Unit Amounts	Dec 31, 2019	Dec 31, 2019	Sept 30, 2019	June 30, 2019	Mar 31, 2019
Conventional Natural Gas ($/mcf)
Canada - Total
Gross Revenue(3)(5)	$1.72	$2.29	$0.95	$1.20	$2.46
Royalties(5)(6)	($0.01)	$0.07	($0.11)	($0.09)	$0.07
Production and Operating Costs(3)	$1.68	$1.71	$1.39	$1.91	$1.60

Operating netback	$0.05	$0.51	($0.33)	($0.63)	$0.80

China
Gross Revenue	$14.02	$14.31	$13.28	$14.05	$14.35
Royalties	$0.80	$0.88	$0.75	$0.75	$0.76
Production and Operating Costs	$0.90	$0.86	$1.02	$0.87	$0.88

Operating netback	$12.32	$12.57	$11.51	$12.43	$12.71

Indonesia(7)
Gross Revenue	$9.87	$9.85	$9.82	$9.94	$9.88
Royalties	$1.10	$1.01	$1.06	$1.07	$1.25
Production and Operating Costs	$1.40	$1.47	$1.04	$1.59	$1.53

Operating netback	$7.37	$7.37	$7.72	$7.28	$7.10

Total
Gross Revenue(3)	$6.44	$7.02	$5.44	$6.19	$7.12
Royalties	$0.33	$0.41	$0.24	$0.28	$0.40
Production and Operating Costs(3)	$1.40	$1.39	$1.25	$1.54	$1.34

Operating netback	$4.71	$5.22	$3.95	$4.37	$5.38

Natural Gas Liquids ($/bbl)
Canada - Total
Gross Revenue(3)	$23.38	$23.88	$17.13	$25.06	$27.47
Royalties	$3.44	$3.36	$2.26	$3.01	$4.93
Production and Operating Costs(3)	$10.20	$10.88	$8.76	$11.18	$10.14

Operating netback	$9.74	$9.64	$6.11	$10.87	$12.40

China
Gross Revenue	$67.28	$67.87	$61.81	$69.77	$69.11
Royalties	$3.82	$3.93	$3.47	$3.92	$3.90
Production and Operating Costs	$5.43	$5.16	$6.10	$5.25	$5.27

Operating netback	$58.03	$58.78	$52.24	$60.60	$59.94

Indonesia(7)
Gross Revenue	$88.91	$90.33	$83.03	$101.07	$81.96
Royalties	$13.75	$14.31	$12.95	$15.32	$12.61
Production and Operating Costs	$8.39	$8.82	$6.22	$9.52	$9.19

Operating netback	$66.77	$67.20	$63.86	$76.23	$60.16

Total
Gross Revenue(3)	$44.99	$45.72	$38.39	$50.22	$46.07
Royalties	$4.70	$4.56	$3.94	$4.86	$5.41
Production and Operating Costs(3)	$8.43	$8.62	$7.66	$8.91	$8.52

Operating netback	$31.86	$32.54	$26.80	$36.45	$32.14

(1)

The operating netback includes results from upstream exploration and production and excludes results from upstream infrastructure and marketing. Operating netback is a non-GAAP measure. Refer to the Reader Advisories for further details.

(2)	Includes associated co-products converted to boe and mcf.
(3)	Transportation expenses have been deducted from both gross revenue and production and operating costs to reflect the actual price received at the oil and gas lease.
(4)	Includes offshore transportation costs shown separately from price received.
(5)	Includes sulphur sales revenues/royalties.
(6)	Alberta Gas Cost Allowance reported exclusively as gas royalties.
(7)	Revenues and expenses related to the Husky-CNOOC Madura Ltd. joint venture are accounted for under the equity method for consolidated financial statement purposes.

Husky Energy Inc. | Annual Information Form 2019 | 22

Production History

	Year Ended	Three Months Ended
Average Gross Daily Production	Dec 31, 2019	Dec 31, 2019	Sept 30, 2019	June 30, 2019	Mar 31, 2019
Canada - Western Canada
Light and Medium Crude Oil (mbbls/day)	8.5	8.9	9.4	7.4	8.9
Heavy Crude Oil (mbbls/day)	30.2	32.6	31.6	28.9	27.6
Bitumen (mbbls/day)	128.8	137.8	126.4	120.4	130.3
Conventional Natural Gas (mmcf/day)	297.5	297.7	310.4	279.6	301.8
NGL (mbbls/day)	12.7	12.6	13.0	10.7	14.4
Canada - Atlantic
Light and Medium Crude Oil (mbbls/day)	16.4	24.4	21.1	12.2	7.6
China - Asia Pacific(1)
Conventional Natural Gas (mmcf/day)	171.0	183.1	158.3	161.5	180.6
NGL (mbbls/day)	7.4	8.3	6.6	7.1	7.7
Indonesia - Asia Pacific(2)
Conventional Natural Gas (mmcf/day)	32.4	26.6	34.6	34.0	34.4
NGL (mbbls/day)	2.5	2.1	2.8	2.5	2.6

Total Gross Production (mboe/day)	290.0	311.3	294.8	268.4	285.2

(1)	Reported production volumes include Husky’s working interest production from the Liwan Gas Project (49%).
(2)

Reported production volumes include Husky’s working interest production from the BD Project (40%). Revenues and expenses related to the Husky-CNOOC Madura Ltd. joint venture are accounted for under the equity method for consolidated financial statement purposes.

Producing and Non-Producing Wells(1)(2)(3)

	Oil Wells		Conventional Natural Gas Wells		Total
Producing Wells	Gross	Net	Gross	Net	Gross	Net
Canada
Alberta	1,526	1,337	1,690	1,174	3,216	2,511
Saskatchewan	2,209	2,138	82	81	2,291	2,219
British Columbia	—	—	121	121	121	121
Newfoundland	22	6	—	—	22	6

	3,757	3,481	1,893	1,376	5,650	4,857

International
China	—	—	10	5	10	5
Indonesia	—	—	4	2	4	2

	—	—	14	7	14	7

As at December 31, 2019	3,757	3,481	1,907	1,383	5,664	4,864

	Oil Wells		Conventional Natural Gas Wells		Total
Non-Producing Wells	Gross	Net	Gross	Net	Gross	Net
Canada
Alberta	1,516	1,385	841	632	2,357	2,017
Saskatchewan	3,755	3,601	184	165	3,939	3,766
British Columbia	—	—	12	10	12	10

As at December 31, 2019	5,271	4,986	1,037	807	6,308	5,793

(1)

The number of gross wells is the total number of wells in which the Company owns a working interest. The number of net wells is the sum of the fractional interests owned in the gross wells. Productive wells are those producing or capable of producing at December 31, 2019.

(2)

The above table does not include producing wells in which the Company has no working interest but does have a royalty interest. At December 31, 2019, the Company had a royalty interest in 832 wells, of which 452 were oil producers and 380 were gas producers.

(3)

For purposes of the table, multiple completions are counted as a single well. Where one of the completions in a given well is an oil completion, the well is classified as an oil well. In 2019, there were 959 gross and 869 net oil wells and 75 gross and 63 net conventional natural gas wells that were completed in two or more formations and from which production is not commingled.

Husky Energy Inc. | Annual Information Form 2019 | 23

Of the 34 mmboe of Proved Developed Non-Producing reserves as of year-end 2019, approximately 27 mmboe are associated with wells drilled in 2019 in the thermal bitumen projects and Sunrise Energy Project that will be placed on production in 2020. An additional 3 mmboe are associated with the Company’s Wembley liquids-rich gas resource play. The remaining volumes are associated with optimization programs within existing fields scheduled over the next five years. Because the remaining capital is small relative to drilling and completion costs, the associated reserves are considered developed. There are no other non-producing wells attributed with material reserves.

Properties with No Attributed Reserves

Unproved Acreage (thousands of acres)	Gross	Net
Western Canada
Alberta	2,976	2,552
Saskatchewan	634	619
British Columbia	180	152

	3,790	3,323
Northwest Territories and Arctic	471	458
Atlantic	2,808	1,137

	7,069	4,918
China	317	306
Indonesia	2,034	1,665
Taiwan	1,904	1,428

As at December 31, 2019	11,324	8,138

Where Husky holds interests in different formations under the same surface area pursuant to separate leases, the acreage for each lease is included in the gross and net amounts.

As at December 31, 2019, over the next 12 months, development rights to approximately 226 thousand net acres, or less than 7%, of the Company’s net unproved acreage in Western Canada will be subject to expiry.

As at December 31, 2019, over the next 12 months, development rights to 109 thousand net acres in Atlantic will be subject to expiry.

As at December 31, 2019 over the next 12 months, development rights to 15 thousand net acres in the Northwest Territories are subject to relinquishment.

As at December 31, 2019, over the next 12 months, development rights to the 1,428 thousand net acres in Taiwan are subject to expiry. The Company is analyzing the 3-D survey from 2017 to identify potential drilling prospects and is evaluating options to extend the expiry to beyond 2020 or proceed to the exploration phase.

As of December 31, 2019, over the next 12 months, the Indonesian Anugerah PSC of 1,420 thousand net acres will be fully relinquished.

The Company has commitments totaling approximately $268 million related to exploration to be completed in Atlantic between 2022 and 2023. Not fulfilling commitments in accordance with licensing timelines triggers forfeiture of security deposits of 25% of unfulfilled commitments.

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

Husky Energy Inc. | Annual Information Form 2019 | 24

Abandonment and Reclamation Costs

There are no significant abandonment or reclamation costs, no unusually high expected development costs or operating costs and no contractual obligations to produce and sell a significant portion of production at prices substantially below those which could be realized but for those contractual obligations that have affected, or that the Company reasonably expects to affect, anticipated development or production activities on properties with no attributed reserves. For further information on abandonment and reclamation costs in respect of the Company’s properties, please refer to Note 17 of the Company’s audited consolidated financial statements for the year ended December 31, 2019.

Drilling Activity - Number of Wells Drilled

	Year Ended December 31, 2019
	Western Canada		Atlantic		China		Indonesia
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Exploration
Oil	1.0	1.0	1.0	0.4	—	—	—	—
Gas	—	—	—	—	—	—	—	—

	1.0	1.0	1.0	0.4	—	—	—	—

Development
Oil	120.0	117.0	2.0	1.5	—	—	—	—
Gas	15.0	11.0	—	—	3.0	2.3	—	—

	135.0	128.0	2.0	1.5	3.0	2.3	—	—

	136.0	129.0	3.0	1.9	3.0	2.3	—	—

Stratigraphic Test Wells	—	—	—	—	—	—	—	—
Service Wells	—	—	—	—	—	—	—	—

Costs Incurred

($millions)	Total	Western Canada	Atlantic	Total Canada	China	Indonesia(1)
Property acquisition - Unproven	—	—	—	—	—	—
Property acquisition - Proven	6	6	—	6	—	—
Exploration	93	27	57	84	9	—
Development	2,764	1,362	1,059	2,421	342	1

2019	2,863	1,395	1,116	2,511	351	1

(1)	Capital expenditures related to the Husky-CNOOC Madura Ltd. joint venture are accounted for under the equity method for consolidated financial statement purposes.

Husky Energy Inc. | Annual Information Form 2019 | 25

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

For the purposes of Husky’s NI 51-101 reserves disclosure in this year’s AIF, Sproule Associates Limited. (“Sproule”), an independent firm of qualified reserves evaluators, was engaged to conduct a complete audit and review of 100% of Husky’s oil and gas reserves estimates. Sproule issued an audit opinion stating that Husky’s internally generated proved and probable reserves and net present values based on forecast and constant price assumptions are, in aggregate, reasonable, and have been prepared in accordance with generally accepted oil and gas engineering and evaluation practices as set out in the COGEH.

The Audit Committee of the Board has examined Husky’s procedures for assembling and reporting reserves data and other information associated with oil and gas activities and has reviewed that information with management. The Board has approved, on the recommendation of the Audit Committee, the content of Husky’s disclosure in this AIF of its reserves data and other oil and gas information.

Disclosure of Oil and Gas Information

Unless otherwise noted in this document, all provided reserves estimates have a preparation date of January 31, 2020 and an effective date of December 31, 2019 and are Husky’s total proved and probable reserves. Gross reserves or gross production are reserves or production attributable to Husky’s working interest prior to deduction of royalties; net reserves or net production are reserves or production net of such royalties. Gross or net production reported refers to sales volume, unless otherwise indicated. Unless otherwise noted, production and reserves figures are stated on a gross basis. Unless otherwise indicated, oil and gas commodity prices are quoted after the effects of hedging gains and losses. Unless otherwise indicated, all financial information is in accordance with IFRS. Note that the numbers in each column of the tables throughout this section may not add due to rounding.

The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

Bitumen reserves include reserves from Husky’s thermal projects in the Lloydminster area. These projects also contain heavy oil that is lighter and less viscous than typical bitumen.

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

Husky Energy Inc. | Annual Information Form 2019 | 26

Summary of Oil and Conventional Natural Gas Reserves

As at December 31, 2019

Forecast Prices and Costs

Canada

	Light & Medium Crude Oil (mmbbls)		Heavy Crude Oil (mmbbls)		Bitumen (mmbbls)		Total Oil (mmbbls)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved
Developed Producing	36.4	31.6	44.7	43.1	141.1	127.3	222.1	202.0
Developed Non-producing	0.4	0.4	0.7	0.6	27.3	25.3	28.4	26.3
Undeveloped	66.4	62.3	1.3	1.2	775.0	689.1	842.7	752.6

Total Proved	103.2	94.2	46.6	44.9	943.3	841.7	1,093.2	980.9
Probable	91.8	77.0	19.0	18.3	422.3	337.0	533.1	432.3

Total Proved Plus Probable	195.0	171.3	65.7	63.2	1,365.6	1,178.7	1,626.3	1,413.2

	Conventional Natural Gas (bcf)		Natural Gas Liquids (mmbbls)		Total (mmboe)
	Gross	Net	Gross	Net	Gross	Net
Proved
Developed Producing	686.3	606.8	37.3	28.4	373.8	331.4
Developed Non-producing	22.7	20.7	2.0	1.7	34.2	31.5
Undeveloped	106.1	99.2	17.3	14.9	877.7	784.1

Total Proved	815.0	726.7	56.6	45.0	1,285.7	1,147.0
Probable	339.4	313.3	43.7	35.9	633.4	520.4

Total Proved Plus Probable	1,154.4	1,039.9	100.3	80.9	1,919.1	1,667.4

China

	Light & Medium Crude Oil (mmbbls)		Heavy Crude Oil (mmbbls)		Bitumen (mmbbls)		Total Oil (mmbbls)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved
Developed Producing	—	—	—	—	—	—	—	—
Developed Non-producing	—	—	—	—	—	—	—	—
Undeveloped	—	—	—	—	—	—	—	—

Total Proved	—	—	—	—	—	—	—	—
Probable	—	—	—	—	—	—	—	—

Total Proved Plus Probable	—	—	—	—	—	—	—	—

	Conventional Natural Gas (bcf)		Natural Gas Liquids (mmbbls)		Total (mmboe)
	Gross	Net	Gross	Net	Gross	Net
Proved
Developed Producing	335.3	317.0	11.2	10.6	67.1	63.4
Developed Non-producing	—	—	—	—	—	—
Undeveloped	160.5	157.0	5.8	5.7	32.6	31.9

Total Proved	495.8	474.0	17.0	16.3	99.7	95.3
Probable	119.5	113.0	4.5	4.2	24.4	23.1

Total Proved Plus Probable	615.2	587.1	21.5	20.6	124.0	118.4

Husky Energy Inc. | Annual Information Form 2019 | 27

Indonesia

	Light & Medium Crude Oil (mmbbls)		Heavy Crude Oil (mmbbls)		Bitumen (mmbbls)		Total Oil (mmbbls)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved
Developed Producing	—	—	—	—	—	—	—	—
Developed Non-producing	—	—	—	—	—	—	—	—
Undeveloped	—	—	—	—	—	—	—	—

Total Proved	—	—	—	—	—	—	—	—
Probable	—	—	—	—	—	—	—	—

Total Proved Plus Probable	—	—	—	—	—	—	—	—

	Conventional Natural Gas (bcf)		Natural Gas Liquids (mmbbls)		Total (mmboe)
	Gross	Net	Gross	Net	Gross	Net
Proved
Developed Producing	140.6	103.4	5.1	3.9	28.6	21.1
Developed Non-producing	—	—	—	—	—	—
Undeveloped	101.0	67.4	—	—	16.8	11.2

Total Proved	241.6	170.8	5.1	3.9	45.4	32.3
Probable	91.5	54.6	1.6	0.7	16.9	9.8

Total Proved Plus Probable	333.1	225.3	6.8	4.6	62.3	42.1

Total

	Light & Medium Crude Oil (mmbbls)		Heavy Crude Oil (mmbbls)		Bitumen (mmbbls)		Total Oil (mmbbls)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved
Developed Producing	36.4	31.6	44.7	43.1	141.1	127.3	222.1	202.0
Developed Non-producing	0.4	0.4	0.7	0.6	27.3	25.3	28.4	26.3
Undeveloped	66.4	62.3	1.3	1.2	775.0	689.1	842.7	752.6

Total Proved	103.2	94.2	46.6	44.9	943.3	841.7	1,093.2	980.9
Probable	91.8	77.0	19.0	18.3	422.3	337.0	533.1	432.3

Total Proved Plus Probable	195.0	171.3	65.7	63.2	1,365.6	1,178.7	1,626.3	1,413.2

	Conventional Natural Gas (bcf)		Natural Gas Liquids (mmbbls)		Total (mmboe)
	Gross	Net	Gross	Net	Gross	Net
Proved
Developed Producing	1,162.1	1,027.2	53.6	42.8	469.4	416.0
Developed Non-producing	22.7	20.7	2.0	1.7	34.2	31.5
Undeveloped	367.6	323.6	23.1	20.6	927.1	827.2

Total Proved	1,552.4	1,371.5	78.8	65.2	1,430.7	1,274.7
Probable	550.4	480.9	49.8	40.9	674.7	553.3

Total Proved Plus Probable	2,102.8	1,852.4	128.6	106.0	2,105.4	1,827.9

Husky Energy Inc. | Annual Information Form 2019 | 28

Future Net Revenue Tables

Summary of Net Present Values of Future Net Revenue—Before Income Taxes and Discounted

As at December 31, 2019

Forecast Prices and Costs

Canada

	Before Income Taxes and Discounted at (%/year)					Unit Value Discounted at 10%
($ millions)	0%	5%	10%	15%	20%	($/boe)
Proved
Developed Producing	(410.8)	3,056.0	3,433.1	3,359.1	3,198.1	10.36
Developed Non-producing(1)	(250.7)	94.3	177.7	196.7	194.8	5.64
Undeveloped	18,276.3	8,278.9	4,340.5	2,271.5	1,021.6	5.54

Total Proved	17,614.7	11,429.1	7,951.2	5,827.3	4,414.5	6.93
Probable	21,349.9	11,903.2	7,785.5	5,526.7	4,138.2	14.96

Total Proved Plus Probable	38,964.7	23,332.3	15,736.7	11,354.0	8,552.7	9.44

(1)

In the Heavy Oil properties there are approximately 9,000 oil and gas wells with no reserves assigned that carry surface land, maintenance and property taxes that also form part of each non-producing property’s (that has reserves) operating costs. Accordingly, these costs have been included in the reserves reports in the Proved Developed Non-producing category.

China

	Before Income Taxes and Discounted at (%/year)					Unit Value Discounted at 10%
($ millions)	0%	5%	10%	15%	20%	($/boe)
Proved
Developed Producing	4,069.5	3,514.9	3,095.5	2,770.0	2,511.5	48.81
Developed Non-producing	—	—	—	—	—	—
Undeveloped	1,259.6	861.1	593.5	407.0	272.5	18.60

Total Proved	5,329.0	4,376.0	3,689.0	3,177.0	2,783.9	38.70
Probable	1,372.0	909.0	645.7	485.3	381.3	27.99

Total Proved Plus Probable	6,701.0	5,285.0	4,334.8	3,662.3	3,165.2	36.61

Indonesia

	Before Income Taxes and Discounted at (%/year)					Unit Value Discounted at 10%
($ millions)	0%	5%	10%	15%	20%	($/boe)
Proved
Developed Producing	610.2	508.6	434.4	378.7	335.7	20.59
Developed Non-producing	—	—	—	—	—	—
Undeveloped	339.4	270.3	217.2	175.8	143.1	19.35

Total Proved	949.6	778.9	651.6	554.5	478.7	20.16
Probable	291.4	190.3	127.5	87.1	60.1	12.99

Total Proved Plus Probable	1,241.0	969.2	779.2	641.6	538.9	18.49

Total

	Before Income Taxes and Discounted at (%/year)					Unit Value Discounted at 10%
($ millions)	0%	5%	10%	15%	20%	($/boe)
Proved
Developed Producing	4,268.8	7,079.5	6,963.0	6,507.8	6,045.3	16.74
Developed Non-producing(1)	(250.7)	94.3	177.7	196.7	194.8	5.64
Undeveloped	19,875.3	9,410.3	5,151.2	2,854.3	1,437.1	6.23

Total Proved	23,893.4	16,584.1	12,291.9	9,558.7	7,677.2	9.64
Probable	23,013.3	13,002.5	8,558.7	6,099.1	4,579.6	15.47

Total Proved Plus Probable	46,906.7	29,586.5	20,850.6	15,657.9	12,256.9	11.41

(1)

In the Heavy Oil properties there are approximately 9,000 oil and gas wells with no reserves assigned that carry surface land, maintenance and property taxes that are part of each non-producing property’s (that has reserves) operating costs. Accordingly, these costs have been included in the reserves reports in the Proved Developed Non-producing category.

Husky Energy Inc. | Annual Information Form 2019 | 29

Summary of Net Present Values of Future Net Revenue—After Income Taxes and Discounted

As at December 31, 2019

Forecast Prices and Costs

Canada

	After Income Taxes and Discounted at (%/year)
($ millions)	0%	5%	10%	15%	20%
Proved
Developed Producing	(370.9)	2,264.0	2,543.7	2,485.7	2,364.5
Developed Non-producing(1)	(197.0)	60.5	121.2	134.0	131.6
Undeveloped	13,686.9	5,929.6	2,913.4	1,343.9	404.2

Total Proved	13,118.9	8,254.1	5,578.3	3,963.7	2,900.4
Probable	15,847.2	8,706.2	5,639.2	3,973.5	2,957.6

Total Proved Plus Probable	28,966.2	16,960.2	11,217.5	7,937.3	5,858.0

(1)

In the Heavy Oil properties there are approximately 9,000 oil and gas wells with no reserves assigned that carry surface land, maintenance and property taxes that are part of each non-producing property’s (that has reserves) operating costs. Accordingly, these costs have been included in the reserves reports in the Proved Developed Non-producing category.

China

	After Income Taxes and Discounted at (%/year)
($ millions)	0%	5%	10%	15%	20%
Proved
Developed Producing	3,049.9	2,634.5	2,320.6	2,077.2	1,883.9
Developed Non-producing	—	—	—	—	—
Undeveloped	942.3	627.7	415.3	266.5	158.7

Total Proved	3,992.1	3,262.2	2,735.9	2,343.7	2,042.7
Probable	1,028.8	681.6	484.3	364.1	286.2

Total Proved Plus Probable	5,020.9	3,943.8	3,220.2	2,707.8	2,328.9

Indonesia

	After Income Taxes and Discounted at (%/year)
($ millions)	0%	5%	10%	15%	20%
Proved
Developed Producing	467.8	399.7	348.8	309.7	279.0
Developed Non-producing	—	—	—	—	—
Undeveloped	235.5	188.4	151.7	122.5	99.2

Total Proved	703.3	588.1	500.4	432.2	378.2
Probable	153.4	102.2	69.2	47.0	31.7

Total Proved Plus Probable	856.7	690.3	569.6	479.3	409.9

Total

	After Income Taxes and Discounted at (%/year)
($ millions)	0%	5%	10%	15%	20%
Proved
Developed Producing	3,146.8	5,298.1	5,213.1	4,872.6	4,527.5
Developed Non-producing(1)	(197.0)	60.5	121.2	134.0	131.6
Undeveloped	14,864.6	6,745.8	3,480.4	1,733.0	662.1

Total Proved	17,814.4	12,104.4	8,814.7	6,739.6	5,321.2
Probable	17,029.4	9,490.0	6,192.7	4,384.7	3,275.5

Total Proved Plus Probable	34,843.8	21,594.4	15,007.3	11,124.3	8,596.7

(1)

In the Heavy Oil properties there are approximately 9,000 oil and gas wells with no reserves assigned that carry surface land, maintenance and property taxes that are part of each non-producing property’s (that has reserves) operating costs. Accordingly, these costs have been included in the reserves reports in the Proved Developed Non-producing category.

Husky Energy Inc. | Annual Information Form 2019 | 30

Total Future Net Revenue for Total Proved Plus Probable Reserves—Undiscounted

As at December 31, 2019

Forecast Prices and Costs

($ millions)	Revenue	Royalties	Operating Costs	Develop- ment Costs	Abandon- ment and Reclama- tion Costs	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Income Taxes
Canada
Total Proved	77,491.1	9,445.9	29,621.8	13,851.6	6,957.0	17,614.7	4,495.8	13,118.9
Total Proved Plus Probable	120,422.7	17,946.9	38,437.7	17,905.4	7,168.1	38,964.7	9,998.5	28,966.2

China
Total Proved	7,489.4	410.8	1,185.2	390.9	173.4	5,329.0	1,336.9	3,992.1
Total Proved Plus Probable	9,222.4	505.2	1,449.1	390.9	176.3	6,701.0	1,680.1	5,020.9

Indonesia
Total Proved	2,898.4	812.7	1,050.4	52.3	33.4	949.6	246.3	703.3
Total Proved Plus Probable	3,975.2	1,284.4	1,314.3	92.6	42.9	1,241.0	384.3	856.7

Total
Total Proved	87,878.9	10,669.5	31,857.4	14,294.8	7,163.8	23,893.4	6,079.0	17,814.4
Total Proved Plus Probable	133,620.3	19,736.5	41,201.0	18,388.8	7,387.2	46,906.7	12,063.0	34,843.8

Future Net Revenue by Product Type

As at December 31, 2019

Forecast Prices and Costs

	Future Net Revenue Before Income Taxes (discounted at 10%/year)(1)
	Canada		China		Indonesia		Total
	($ millions)	($/boe)	($ millions)	($/boe)	($ millions)	($/boe)	($ millions)	($/boe)
Total Proved
Light & Medium Crude Oil	73.5	0.47	—	—	—	—	73.5	0.47
Heavy Crude Oil	376.8	8.12	—	—	—	—	376.8	8.12
Bitumen	7,345.7	8.73	—	—	—	—	7,345.7	8.73
Total Oil	7,795.9	7.47	—	—	—	—	7,795.9	7.47
Conventional Natural Gas	155.3	1.49	3,689.0	38.70	651.6	20.16	4,496.0	19.40

Total Proved	7,951.2	6.93	3,689.0	38.70	651.6	20.16	12,291.9	9.64
Total Proved Plus Probable
Light & Medium Crude Oil	2,308.4	9.64	—	—	—	—	2,308.4	9.64
Heavy Crude Oil	682.8	10.46	—	—	—	—	682.8	10.46
Bitumen	12,074.7	10.24	—	—	—	—	12,074.7	10.24
Total Oil	15,065.9	10.16	—	—	—	—	15,065.9	10.16
Conventional Natural Gas	670.8	3.65	4,334.8	36.61	779.2	18.49	5,784.7	16.80

Total Proved Plus Probable	15,736.7	9.44	4,334.8	36.61	779.2	18.49	20,850.6	11.41

(1)	By-products, including solution gas, NGL and other associated by-products, are included in their main product group (conventional natural gas or oil).

Husky Energy Inc. | Annual Information Form 2019 | 31

Pricing Assumptions

Except as noted below, the pricing assumptions disclosed in the following table were derived using the industry averages prescribed by McDaniel and Associates Consultants Ltd., Sproule and GLJ Petroleum Consultants Ltd. China and Indonesia gas prices are derived from the GSAs specific to each set of projects. For historical prices realized during 2019, see “Statement of Reserves Data and Other Oil and Gas Information – Disclosure of Oil and Gas Activities – Operating Netback Analysis”.

	Light Crude Oil			Medium Crude Oil	Heavy Crude Oil
	WTI (U.S. $/bbl)	Brent (U.S. $/bbl)	Edmonton (Cdn $/bbl)	Hardisty Bow River (Cdn $/bbl)	Lloyd Heavy API (Cdn $/bbl)
Historical
2019	57.03	64.30	69.22	59.44	54.21
Forecast
2020	61.00	66.33	72.64	58.43	51.23
2021	63.75	67.94	76.06	63.00	56.11
2022	66.18	70.06	78.35	64.99	57.72
2023	67.91	71.66	80.71	66.91	59.45
2024	69.48	73.27	82.64	68.65	61.09
2025	71.07	74.57	84.60	70.41	62.75
2026	72.68	76.22	86.57	72.20	64.43
2027	74.24	77.83	88.49	73.91	66.04
2028	75.73	79.36	90.31	75.53	67.55
2029	77.24	80.92	92.17	77.18	69.08
Thereafter	2.00%/yr	2.00%/yr	2.00%/yr	2.00%/yr	2.00%/yr

	Bitumen	Conventional Natural Gas	Natural Gas Liquids
	Hardisty WCS (Cdn $/bbl)	AECO (Cdn $/GJ)	Edmonton Propane (Cdn $/bbl)	Edmonton Butane (Cdn $/bbl)	Edmonton Condensate (Cdn $/bbl)
Historical
2019	58.72	1.54	17.22	23.78	70.11
Forecast
2020	57.57	1.93	26.36	42.10	76.83
2021	62.35	2.20	29.80	47.03	79.82
2022	64.33	2.48	32.94	50.66	82.30
2023	66.23	2.57	34.00	52.21	84.72
2024	67.97	2.66	34.88	53.48	86.71
2025	69.72	2.74	35.78	54.77	88.73
2026	71.49	2.80	36.69	56.07	90.77
2027	73.20	2.87	37.57	57.32	92.76
2028	74.80	2.93	38.41	58.50	94.65
2029	76.43	3.00	39.26	59.71	96.57
Thereafter	2.00%/yr	2.00%/yr	2.00%/yr	2.00%/yr	2.00%/yr

Husky Energy Inc. | Annual Information Form 2019 | 32

	Asia Pacific
	China	Indonesia
	Conventional Natural Gas (U.S. $/mcf)(1)	Conventional Natural Gas (U.S. $/mcf)(1)	Inflation rates(2)	Exchange rates(3)
Historical
2019	10.71	7.46	1.53	0.75
Forecast
2020	10.98	7.53	—	0.76
2021	10.51	7.18	1.67	0.77
2022	9.44	7.08	2.00	0.79
2023	9.26	7.20	2.00	0.79
2024	9.30	7.35	2.00	0.79
2025	9.36	7.51	2.00	0.79
2026	9.49	7.64	2.00	0.79
2027	9.59	7.81	2.00	0.79
2028	9.49	7.98	2.00	0.79
2029	9.46	8.07	2.00	0.79
Thereafter			2.00	0.79

(1)	Conventional natural gas prices in China and Indonesia have been updated from the prior year values due to changes in exchange rates and are the volume weighted average based on the various GSAs.
(2)	Inflation rates represent a percentage for forecasting costs.
(3)	Exchange rates used to generate the benchmark reference prices are quoted in U.S. dollar to Canadian dollar.

Husky Energy Inc. | Annual Information Form 2019 | 33

Reconciliation of Gross Proved Reserves

	Light & Medium Crude Oil (mmbbls)	Heavy Crude Oil (mmbbls)	Bitumen (mmbbls)	Total Oil (mmbbls)	Conventional Natural Gas (bcf)	Natural Gas Liquids (mmbbls)	Total (mmboe)
Canada - Western Canada
End of 2018	18.2	53.7	889.7	961.6	1,288.1	46.3	1,222.6
Technical Revisions	(0.5)	(0.2)	(12.1)	(12.7)	(496.7)	(6.0)	(101.5)
Economic Factors	(0.1)	(1.1)	(0.3)	(1.6)	(14.8)	(0.6)	(4.6)
Acquisitions	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—
Discoveries	0.1	—	—	0.1	0.1	—	0.1
Extensions & Improved Recovery	3.3	5.8	113.0	122.2	146.7	21.5	168.1
Production	(2.6)	(11.6)	(47.0)	(61.2)	(108.5)	(4.6)	(83.9)

End of 2019	18.3	46.6	943.3	1,008.3	815.0	56.6	1,200.7

Canada - Atlantic
End of 2018	93.3	—		93.3	—	—	93.3
Technical Revisions	(2.6)	—	—	(2.6)	—	—	(2.6)
Economic Factors	(0.1)	—	—	(0.1)	—	—	(0.1)
Acquisitions	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—
Extensions & Improved Recovery	0.2	—	—	0.2	—	—	0.2
Production	(6.0)	—	—	(6.0)	—	—	(6.0)

End of 2019	84.9	—	—	84.9	—	—	84.9

China
End of 2018	—	—	—	—	529.6	18.3	106.6
Technical Revisions	—	—	—	—	1.7	0.5	0.7
Economic Factors	—	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—
Discoveries	—	—	—	—	26.8	1.0	5.5
Extensions & Improved Recovery	—	—	—	—	—	—	—
Production	—	—	—	—	(62.4)	(2.7)	(13.1)

End of 2019	—	—	—	—	495.8	17.0	99.7

Indonesia
End of 2018	—	—	—	—	253.7	6.1	48.3
Technical Revisions	—	—	—	—	(0.3)	—	(0.1)
Economic Factors	—	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—
Extensions & Improved Recovery	—	—	—	—	—	—	—
Production	—	—	—	—	(11.8)	(0.9)	(2.9)

End of 2019	—	—	—	—	241.6	5.1	45.4

Husky Energy Inc. | Annual Information Form 2019 | 34

	Light & Medium Crude Oil (mmbbls)	Heavy Crude Oil (mmbbls)	Bitumen (mmbbls)	Total Oil (mmbbls)	Conventional Natural Gas (bcf)	Natural Gas Liquids (mmbbls)	Total (mmboe)
Total
End of 2018	111.5	53.7	889.7	1,054.9	2,071.4	70.7	1,470.8
Technical Revisions	(3.1)	(0.2)	(12.1)	(15.3)	(495.3)	(5.6)	(103.4)
Economic Factors	(0.2)	(1.1)	(0.3)	(1.7)	(14.8)	(0.6)	(4.7)
Acquisitions	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—
Discoveries	0.1	—	—	0.1	26.9	1.0	5.5
Extensions & Improved Recovery	3.5	5.8	113.0	122.4	146.7	21.5	168.3
Production	(8.6)	(11.6)	(47.0)	(67.2)	(182.7)	(8.2)	(105.8)

End of 2019	103.2	46.6	943.3	1,093.2	1,552.4	78.8	1,430.7

At December 31, 2019, the Company’s proved oil and gas reserves were 1,431 mmboe, down from 1,471 mmboe at the end of 2018. The Company’s 2019 reserves replacement ratio, defined as net additions of proved reserves divided by total production during the period, was 67% excluding economic revisions (62% including economic revisions).

Major changes to proved reserves in 2019 included:

•

Western Canada Extensions & Improved Recovery additions of 168 mmboe which included 40 mmbbls from one new and 35 mmbbls from three existing Lloydminster bitumen SAGD projects (16 mmbbls transferred from probable reserves), 20 mmbbls at the Tucker Thermal Project (transferred from probable reserves), 15 mmbbls at the Sunrise Oil Sands project and 38 mmboe from Wembley (including 111 bcf of conventional natural gas and 19 mmbbls of NGL) and 5 mmboe from Wapiti new locations.

•	Discoveries included 27 bcf of conventional natural gas and 1 mmbbls of NGL for Liuhua 29-1 transferred from probable reserves as Technical Revisions.

•

Western Canada Technical Revisions are associated with the updated long-term strategic plan where less liquid rich gas plays are no longer funded. This resulted in a reduction of proved undeveloped reserves of 443 bcf (90% of the Technical Revisions) of conventional natural gas and 5 mmbbls of NGL.

•	Economic Factors of 5 mmboe are mainly associated with lower gas prices in Western Canada.

Husky Energy Inc. | Annual Information Form 2019 | 35

Reconciliation of Gross Probable Reserves

	Light & Medium Crude Oil (mmbbls)	Heavy Crude Oil (mmbbls)	Bitumen (mmbbls)	Total Oil (mmbbls)	Conventional Natural Gas (bcf)	Natural Gas Liquids (mmbbls)	Total (mmboe)
Canada - Western Canada
End of 2018	5.4	21.9	831.8	859.1	462.9	10.7	946.9
Technical Revisions	(1.5)	(7.9)	(430.1)	(439.5)	(358.7)	(5.2)	(504.4)
Economic Factors	—	(0.2)	(0.3)	(0.4)	0.9	—	(0.2)
Acquisitions	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—
Extensions & Improved Recovery	3.7	5.1	20.9	29.8	234.2	38.2	107.0
Production	—	—	—	—	—	—	—

End of 2019	7.7	19.0	422.3	449.0	339.4	43.7	549.3

Canada - Atlantic
End of 2018	83.8	—	—	83.8	—	—	83.8
Technical Revisions	0.2	—	—	0.2	—	—	0.2
Economic Factors	0.1	—	—	0.1	—	—	0.1
Acquisitions	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—
Extensions & Improved Recovery	0.1	—	—	0.1	—	—	0.1
Production	—	—	—	—	—	—	—

End of 2019	84.1	—	—	84.1	—	—	84.1

China
End of 2018	—	—	—	—	109.0	4.1	22.2
Technical Revisions	—	—	—	—	10.4	0.4	2.1
Economic Factors	—	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—
Extensions & Improved Recovery	—	—	—	—	—	—	—
Production	—	—	—	—	—	—	—

End of 2019	—	—	—	—	119.5	4.5	24.4

Indonesia
End of 2018	—	—	—	—	91.5	1.7	16.9
Technical Revisions	—	—	—	—	0.1	—	—
Economic Factors	—	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—
Extensions & Improved Recovery	—	—	—	—	—	—	—
Production	—	—	—	—	—	—	—

End of 2019	—	—	—	—	91.5	1.6	16.9

Husky Energy Inc. | Annual Information Form 2019 | 36

	Light & Medium Crude Oil (mmbbls)	Heavy Crude Oil (mmbbls)	Bitumen (mmbbls)	Total Oil (mmbbls)	Conventional Natural Gas (bcf)	Natural Gas Liquids (mmbbls)	Total (mmboe)
Total
End of 2018	89.2	21.9	831.8	942.9	663.4	16.4	1,069.9
Technical Revisions	(1.3)	(7.9)	(430.1)	(439.3)	(348.2)	(4.8)	(502.1)
Economic Factors	0.1	(0.2)	(0.3)	(0.4)	0.9	—	(0.2)
Acquisitions	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—
Extensions & Improved Recovery	3.8	5.1	20.9	29.9	234.2	38.2	107.1
Production	—	—	—	—	—	—	—

End of 2019	91.8	19.0	422.3	533.1	550.4	49.8	674.7

Major changes to probable reserves in 2019 included:

•	Western Canada Extensions & Improved Recovery include the additions at Wembley of 207 bcf of conventional natural gas and 36 mmbbls of NGL.

•

China Technical Revisions include 17 bcf from an increase in the original gas in place and the GSA for Liuhua 34-2. At Liuhua 29-1, 27 bcf were transferred from probable to proved reserves. This transfer was offset by a technical increase of 20 bcf due to updated mapping.

•

Sunrise Energy Project bitumen locations include negative Technical Revisions of 285 mmbbls for the expansions, and associated locations, that are no longer funded in the next five years of the updated strategic plan. Sunrise probable reserves were also negatively impacted by an update of the geological interpretation impacting the probable recovery of 91 mmbbls.

•	As indicated in the proved reserves reconciliation, 37 mmbbls of probable bitumen reserves were transferred to proved reserves.

•	Western Canada less liquids-rich gas projects were also impacted by the updated strategic plan resulting in a reduction of 312 bcf of conventional natural gas and 3 mmbbls of NGL probable reserves.

Husky Energy Inc. | Annual Information Form 2019 | 37

Reconciliation of Gross Proved Plus Probable Reserves

	Light & Medium Crude Oil (mmbbls)	Heavy Crude Oil (mmbbls)	Bitumen (mmbbls)	Total Oil (mmbbls)	Conventional Natural Gas (bcf)	Natural Gas Liquids (mmbbls)	Total (mmboe)
Canada - Western Canada
End of 2018	23.5	75.6	1,721.5	1,820.7	1,751.0	57.0	2,169.6
Technical Revisions	(2.0)	(8.0)	(442.2)	(452.2)	(855.3)	(11.2)	(606.0)
Economic Factors	(0.1)	(1.3)	(0.7)	(2.0)	(13.9)	(0.5)	(4.9)
Acquisitions	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—
Discoveries	0.1	—	—	0.1	0.1	—	0.1
Extensions & Improved Recovery	7.0	11.0	133.9	151.9	381.0	59.7	275.1
Production	(2.6)	(11.6)	(47.0)	(61.2)	(108.5)	(4.6)	(83.9)

End of 2019	26.0	65.7	1,365.6	1,457.3	1,154.4	100.3	1,750.0

Canada - Atlantic
End of 2018	177.1	—	—	177.1	—	—	177.1
Technical Revisions	(2.4)	—	—	(2.4)	—	—	(2.4)
Economic Factors	—	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—
Extensions & Improved Recovery	0.3	—	—	0.3	—	—	0.3
Production	(6.0)	—	—	(6.0)	—	—	(6.0)

End of 2019	169.1	—	—	169.1	—	—	169.1

China
End of 2018	—	—	—	—	638.7	22.4	128.8
Technical Revisions	—	—	—	—	12.1	0.9	2.9
Economic Factors	—	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—
Discoveries	—	—	—	—	26.8	1.0	5.5
Extensions & Improved Recovery	—	—	—	—	—	—	—
Production	—	—	—	—	(62.4)	(2.7)	(13.1)

End of 2019	—	—	—	—	615.2	21.5	124.0

Indonesia
End of 2018	—	—	—	—	345.1	7.7	65.3
Technical Revisions	—	—	—	—	(0.2)	—	(0.1)
Economic Factors	—	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—
Extensions & Improved Recovery	—	—	—	—	—	—	—
Production	—	—	—	—	(11.8)	(0.9)	(2.9)

End of 2019	—	—	—	—	333.1	6.8	62.3

Husky Energy Inc. | Annual Information Form 2019 | 38

	Light & Medium Crude Oil (mmbbls)	Heavy Crude Oil (mmbbls)	Bitumen (mmbbls)	Total Oil (mmbbls)	Conventional Natural Gas (bcf)	Natural Gas Liquids (mmbbls)	Total (mmboe)
Total
End of 2018	200.6	75.6	1,721.5	1,997.8	2,734.8	87.1	2,540.7
Technical Revisions	(4.4)	(8.0)	(442.2)	(454.6)	(843.4)	(10.4)	(605.5)
Economic Factors	(0.1)	(1.3)	(0.7)	(2.0)	(13.9)	(0.5)	(4.9)
Acquisitions	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—
Discoveries	0.1	—	—	0.1	27.0	1.0	5.6
Extensions & Improved Recovery	7.3	11.0	133.9	152.2	381.0	59.7	275.4
Production	(8.6)	(11.6)	(47.0)	(67.2)	(182.7)	(8.2)	(105.8)

End of 2019	195.0	65.7	1,365.6	1,626.3	2,102.8	128.6	2,105.4

Undeveloped Reserves

Undeveloped reserves are attributed internally in accordance with standards and procedures contained in the COGEH. Proved undeveloped oil and gas reserves are those reserves that can be estimated with a high degree of certainty to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Probable undeveloped oil and gas reserves are those reserves that are less certain to be recovered than proved reserves and are expected to be recovered from known accumulations where a significant expenditure is required to render them capable of production. There are numerous uncertainties inherent in estimating quantities of crude oil and conventional natural gas reserves. Classifications of reserves as proved or probable are only attempts to define the degree of uncertainty associated with the estimates. In addition, whereas proved reserves are those reserves that can be estimated with a high degree of certainty to be economically producible, probable reserves are those reserves that are as likely as not to be recovered. Therefore, probable reserves estimates, by definition, have a higher degree of uncertainty than proved reserves.

Approximately 46% of Husky’s gross proved undeveloped reserves are assigned to the Sunrise Energy Project. Production from Phase I of the project started in March 2015, and wells will be drilled in the future to keep the plant at full capacity. Approximately 36% of Husky’s gross proved undeveloped reserves are assigned to 15 heavy oil thermal projects in the Lloydminster area that are classified as bitumen. Approximately 7% of Husky’s gross proved undeveloped reserves are assigned to the West White Rose Project fields, 5% are assigned to the China and Indonesia projects, and 3% are assigned to the liquids-rich Wembley area.

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

As at December 31, 2019, there were no material proved undeveloped reserves that have remained undeveloped for greater than five years, except as follows. The Sunrise Energy Project proved undeveloped bitumen reserves are scheduled to be developed and produced over the next 50 years to fully utilize the steam plant and processing capacity over the life of the current facilities. Similarly, the probable undeveloped bitumen reserves are scheduled to be developed and produced over the next 50 years which includes capital spending on facility debottlenecks, expansions and additions within the next five years. The four existing Lloydminster thermal bitumen projects are scheduled to start up from 2020 through 2022. One new Lloydminster thermal bitumen project received regulatory approval and is scheduled to be brought online in 2023. The Lloydminster thermal and Tucker bitumen proved and probable undeveloped locations are scheduled to be developed over the next one to 20 years to utilize each project’s steam and processing capacities. The West White Rose Project is scheduled to have the first proved undeveloped reserves placed on production in 2022. The remaining proved and probable undeveloped locations are scheduled to be placed on production by 2028. Proved undeveloped reserves for Liuhua 29-1 are scheduled to be brought on production in 2020. Proved undeveloped reserves in Madura are scheduled to be brought on production in 2021. Wembley’s proved and probable undeveloped locations are scheduled to be developed over the next five and seven years, respectively, in accordance with the Company’s business plan for that project. The reasons these proved undeveloped reserves will be undeveloped for greater than five years are set out in the previous paragraph.

Husky Energy Inc. | Annual Information Form 2019 | 39

Proved Undeveloped Reserves

	Light & Medium Crude Oil (mmbbls)		Heavy Crude Oil (mmbbls)		Bitumen (mmbbls)		Total Oil (mmbbls)
	First Attributed	Total at year-end	First Attributed	Total at year-end	First Attributed	Total at year-end	First Attributed	Total at year-end
2017	61.8	60.8	—	—	136.9	585.0	198.7	645.9
2018	8.4	69.8	1.0	1.0	177.3	747.9	186.6	818.6
2019	2.8	66.4	1.3	1.3	109.9	775.0	113.9	842.7

	Conventional Natural Gas (bcf)		Natural Gas Liquids (mmbbls)		Total (mmboe)
	First Attributed	Total at year-end	First Attributed	Total at year-end	First Attributed	Total at year-end
2017	71.9	451.6	1.0	3.6	211.7	724.8
2018	310.4	739.1	9.2	12.4	247.6	954.2
2019	133.1	367.6	18.3	23.1	154.5	927.1

Probable Undeveloped Reserves

	Light & Medium Crude Oil (mmbbls)		Heavy Crude Oil (mmbbls)		Bitumen (mmbbls)		Total Oil (mmbbls)
	First Attributed	Total at year-end	First Attributed	Total at year-end	First Attributed	Total at year-end	First Attributed	Total at year-end
2017	0.3	80.8	—	—	42.3	810.9	42.7	891.8
2018	0.7	71.2	1.9	2.2	265.6	778.4	268.2	851.8
2019	3.4	65.4	4.2	4.2	20.9	368.9	28.4	438.4

	Conventional Natural Gas (bcf)		Natural Gas Liquids (mmbbls)		Total (mmboe)
	First Attributed	Total at year-end	First Attributed	Total at year-end	First Attributed	Total at year-end
2017	302.7	558.8	7.1	9.0	100.2	993.9
2018	139.0	472.2	4.9	7.8	296.2	938.3
2019	224.9	348.8	37.0	39.7	102.9	536.3

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

There are no significant abandonment or reclamation costs, no unusually high expected development costs or operating costs and no contractual obligations to produce and sell a significant portion of production at prices substantially below those which could be realized but for those contractual obligations that have affected, or that the Company reasonably expects to affect, anticipated development or production activities on properties with reserves. For further information on abandonment and reclamation costs in respect of the Company’s properties, please refer to Note 17 of the Company’s audited consolidated financial statements for the year ended December 31, 2019.

Husky Energy Inc. | Annual Information Form 2019 | 40

Future Development Costs

The Company expects to fund its future development costs by cash generated from operating activities, cash on hand and short and long-term debt. In addition, the Company has access to additional funding through credit facilities and the issuance of equity and debt through shelf prospectuses, subject to market conditions. The cost associated with this funding would not affect reserves and would not be material in comparison with future net revenues.

The following table includes estimates of the forecasted costs of developing the Company’s proved and proved plus probable reserves as at December 31, 2019:

	Canada		China		Indonesia		Total
Year	Proved Reserves ($ millions)	Proved Plus Probable Reserves ($ millions)	Proved Reserves ($ millions)	Proved Plus Probable Reserves ($ millions)	Proved Reserves ($ millions)	Proved Plus Probable Reserves ($ millions)	Proved Reserves ($ millions)	Proved Plus Probable Reserves ($ millions)
2020	2,097.2	2,171.3	390.9	390.9	42.1	60.4	2,530.2	2,622.6
2021	1,460.6	1,516.4	—	—	10.2	32.2	1,470.8	1,548.5
2022	1,342.4	1,505.7	—	—	—	—	1,342.4	1,505.7
2023	613.5	824.8	—	—	—	—	613.5	824.8
2024	767.2	985.1	—	—	—	—	767.2	985.1
Remaining	7,570.7	10,902.2	—	—	—	—	7,570.7	10,902.2

Total	13,851.6	17,905.4	390.9	390.9	52.3	92.6	14,294.8	18,388.8

Production Estimates

Yearly Production Estimates for 2020

	Light & Medium Crude Oil (mbbls/day)	Heavy Crude Oil (mbbls/day)	Bitumen (mbbls/day)	Total Oil (mbbls/day)	Conventional Natural Gas (mmcf/day)	Natural Gas Liquids (mbbls/day)	Total (mboe/day)
Canada
Total Gross Proved	21.3	27.6	132.7	181.7	257.8	13.2	237.8
Total Gross Probable	3.7	2.2	10.6	16.6	27.8	1.9	23.1

Total Gross Proved Plus Probable	25.0	29.9	143.4	198.2	285.6	15.1	260.9

China
Total Gross Proved				—	187.6	7.4	38.6
Total Gross Probable				—	0.4	0.2	0.3

Total Gross Proved Plus Probable	—	—	—	—	187.9	7.6	38.9

Indonesia
Total Gross Proved				—	38.3	2.2	8.5
Total Gross Probable				—	—	0.1	0.1

Total Gross Proved Plus Probable	—	—	—	—	38.3	2.3	8.6

Total
Total Gross Proved	21.3	27.6	132.7	181.7	483.6	22.7	285.0
Total Gross Probable	3.7	2.2	10.6	16.6	28.2	2.2	23.5

Total Gross Proved Plus Probable	25.0	29.9	143.4	198.2	511.8	24.9	308.4

No individual property accounts for 20% or more of the estimated production disclosed.

Husky Energy Inc. | Annual Information Form 2019 | 41

INDUSTRY OVERVIEW

The operations of the oil and gas industry are governed by a number of laws and regulations mandated by multiple levels of government and regulatory authorities in Canada, the U.S. and other foreign jurisdictions. These laws and regulations, along with global economic conditions, have shaped the developing trends of the industry. The following discussion summarizes the trends, legislation and regulations that Husky believes have the most significant impact on the short and long-term operations of the oil and gas industry.

Crude Oil and Natural Gas Production

Global crude oil inventories remained high in 2019, with the U.S. becoming a net oil exporter and the world’s largest oil producer. The U.S. Energy Information Administration estimated that U.S. crude oil production averaged 12.2 mmbbls/day in 2019 and will average 13.3 mmbbls/day in 2020 and 13.17 mmbbls/day in 2021, with the majority of the forecasted production growth in the Permian region of Texas and New Mexico.

On December 6, 2019, the Organization of the Petroleum Exporting Countries (“OPEC”) and several non-OPEC members announced further production reductions of 0.5 mmbbls/day, from the previous 1.2 mmbbls/day in 2018, through to March 2020.

In Canada, the Alberta government set province-wide mandatory oil production cuts in an attempt to rebalance the market. This curtailment became effective January 1, 2019. During 2019, the production limit increased from 3.56 mmbbls/day, at January 2019, to 3.81 mmbbls/day at December 2019. The program has been extended to December 31, 2020.

U.S. dry natural gas production set a new record in 2019, averaging 92.0 bcf/day. The U.S. Energy Information Administration forecasts dry natural gas production will rise to 94.7 bcf/day in 2020 and then decline to 94.1 bcf/day in 2021. (1)

(1)	“Short-Term Energy Outlook”, January 2020, U.S. Energy Information Administration

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

Global crude oil benchmarks remained weakened in 2019 primarily due to a continued oversupply as the U.S became a net oil exporter and the world’s largest oil producer. Conversely, the WCS benchmark strengthened in 2019 as the Government of Alberta set province-wide mandatory production quotas to restrict oil supplies entering the market, and consequently the differential between the WCS benchmark and other North American benchmarks tightened in 2019 compared to 2018. The price of West Texas Intermediate (“WTI”) averaged US$57.03/bbl in 2019 compared to US$64.77/bbl in 2018. The price of Brent averaged US$64.30/bbl in 2019 compared to US$70.97/bbl in 2018. The price of WCS averaged US$44.28/bbl in 2019 compared to US$38.46/bbl in 2018.

Market Access(1)

The existing pipeline network servicing Western Canada is operating at capacity and producers are relying more on rail to move incremental volumes. Pipelines are the preferred mode of transporting large volumes of crude oil for long distances over land, given the inherent economies of scale associated with pipelines.

In Canada, the Alberta government set province-wide mandatory oil production cuts effective January 1, 2019 in an attempt to rebalance the market. This reduced the economic motivation to export crude by rail or develop longer term market access strategies.

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

(1)	“Crude Oil Forecast, Markets and Transportation”, June 2019, Canadian Association of Petroleum Producers.

Husky Energy Inc. | Annual Information Form 2019 | 42

Royalties, Incentives and Income Taxes

The amount of royalties payable on production from privately-owned lands is negotiated between the mineral freehold owner and the lessee, and this production may also be subject to certain provincial taxes and royalties. Royalty rates for production from Crown lands are determined by provincial governments. When setting royalty rates, commodity prices, levels of production and operating and capital costs are considered. Royalties payable are generally calculated as a percentage of the value of gross production and generally depend on prescribed reference prices, well productivity, geographical location, field discovery date, method of recovery, depth of well and the type or quality of the petroleum product produced. Other royalties and royalty-like interests are, from time to time, carved out of the owner’s working interest through non-public transactions. These are often referred to as overriding royalties, gross overriding royalties, net profits interests or net carried interests.

Land Tenure Regulation

In Canada, rights to natural resources are largely owned by the provincial and federal governments. Rights are granted to explore for and produce oil and natural gas subject to shared jurisdiction agreements, ELs, Significant Discovery Licences and production licences, leases, permits and provincial legislation which may include contingencies such as obligations to perform work or make payments.

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

Environmental regulations, policies and legal agreements regulate and impose restrictions, liabilities and obligations on how industry is required to handle, store, transport, treat and dispose of emissions, water/waste water, hazardous substances and wastes. Controls and limits on spills, releases and emissions to the environment, including emissions of greenhouse gases (“GHG”) are required to be diligently managed. Environmental regulations also require that wells and facilities be constructed, operated, maintained, abandoned and reclaimed in compliance with pertinent regulatory requirements. In addition, certain types of operations, including exploration and development projects and significant changes to certain existing projects, may require the submission and approval of environmental impact assessments.

Some examples of potential new or enhanced environmental regulations, and impacts of possible changes, include:

•	conventional air pollutant and GHG emissions regulations and mandatory reductions.

•	calculation and regulation of carbon intensity of fuels, including transportation fuels.

•	fuel reformulation and substitution to support reduced GHG emissions.

•

managing air pollutant emissions at equipment and facility levels with the general goal of ensuring compliance with increasingly more stringent ambient air quality standards and air pollutant regulations.

•	potential for restrictive operating policies on development in areas of value to species at risk.

•	increased restrictions on freshwater licensing.

•	increased restrictions on activities in fish-bearing water courses.

•	enhanced groundwater and surface water monitoring.

•	enhanced water discharge criteria.

•	increased restrictions on waste water disposal.

•	enhanced water recycle criteria.

•	enhanced water crossing monitoring and reporting requirements.

•	enhanced requirements for environmental assessment, including the potential for more projects to require assessments, longer review times and additional information requirements.

•	water management for hydraulic fracturing.

•	wetland compensation.

•	induced seismicity.

•	feedstock and product transportation by rail, pipeline and roadway.

•	pipeline integrity management.

•	remediation regulation.

•	reclamation criteria.

•	constraints mapping, footprint reduction and land use.

Husky Energy Inc. | Annual Information Form 2019 | 43

•	measurement requirements for oil and gas operations.

•	investigations of operational upsets that result in emissions.

Water

Numerous regulations are imposed on the oil and gas industry’s operations with the general goal of ensuring surface water and fresh groundwater resources are protected. Guidelines cover the following:

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

Water withdrawals are regulated in Husky’s operating jurisdictions with the goal of minimizing impacts to freshwater resources. Oil and gas companies have reporting requirements relating to most licensed freshwater withdrawals. Policies dictate water source selection and management. Water withdrawals are further governed by local watershed and/or industry water management plans.

Bill C-69

In Canada, Bill C-69, an Act to enact the Impact Assessment Act and the Canadian Energy Regulator Act, to amend the Navigation Protection Act and to make consequential amendments to other Acts, was passed by Parliament on June 21, 2019. The Impact Assessment Act, the Canadian Energy Regulator Act, the Canadian Navigable Waters Act, and associated regulations came into force on August 28, 2019. Of note, the Impact Assessment Act creates the new Impact Assessment Agency of Canada, repeals the Canadian Environmental Assessment Act, 2012, and provides a new approach to the federal assessment of major projects in Canada. The Canadian Energy Regulator Act replaces the National Energy Board with the Canada Energy Regulator (“CER”) and defines its composition, mandate and powers. The role of the CER is to regulate the exploitation, development and transportation of energy within Parliament’s jurisdiction.

The Canadian Navigable Waters Act increases protections of navigable waters, expanding the regulation of major works and obstructions, and setting requirements for minor works on all navigable waters.

Bill C-68 was also passed in parliament on June 21, 2019 and outlined amendments to the Fisheries Act which came into effect on August 28, 2019. The fish and fish habitat protection provisions under this Act strengthen some protections for aquatic species and protect the interests of people who depend on them, particularly Indigenous communities.

Transport Canada

Effective May 6, 2020, new Transport Canada regulations, entitled Transportation of Dangerous Goods by Rail Security Regulations, will require TDG by Rail specific security plans and training to be established. The new security regulations will affect sites which load prior to or unload following rail transportation, or offer for transportation of dangerous goods in quantities outlined in the regulations.

Migratory Birds and Species at Risk

Canada’s oil and gas industry may affect migratory birds and bird habitat as well as habitat impacting sensitive species through land disturbance activities and operating practices (e.g., sludge ponds, vegetation clearing). Industry activities risk contravening the Migratory Bird Convention Act (Canada) (“MBCA”) or the Species at Risk Act (Canada) (“SARA”) and supporting legislation that prohibits the disturbance and destruction of migratory birds, their eggs and/or their nests and mandates the protection and management of sensitive species habitat. There are maximum fines of up to $6 million, with all subsequent fines doubling, for corporations that are convicted under the MBCA. For corporations, current penalties under SARA include fines of $1 million, with potential to double based on subsequent contraventions. U.S. operations are subject to similar requirements pursuant to the Migratory Bird Treat Act (USA).

Husky Energy Inc. | Annual Information Form 2019 | 44

Air and Climate Change

General

Societal attitudes toward climate change have evolved significantly in recent years. Public opposition to companies in the oil sands industry, and in oil and gas generally, has increased. Technology related to climate change is improving and expectations regarding climate change action are growing, resulting in increased stakeholder and consumer pressure to reduce carbon emissions and transition to a low or net zero carbon future. Third parties have initiated litigation related to climate change against certain oil and gas companies and governments around the world. Some oil and gas companies have begun setting net zero carbon emissions targets in response to one or more of these pressures.

The current regulatory environment related to air emissions and climate policy is also dynamic. The impacts of emerging policy are becoming clearer as various jurisdictions finalize and implement new regulations.

Husky operates in many jurisdictions that regulate or have proposed to regulate air pollutants including GHG emissions. Air regulations include:

•	absolute and intensity-based emissions limits or targets.

•	market based frameworks.

•	equipment and/or facility level emissions performance standards and reporting.

•	other regulatory measures including low carbon fuel and renewable fuel standards.

Risks associated with climate change trends and regulations are discussed under “Risk Factors”.

International Climate Change Agreements

Canada, Indonesia and China are all signatories to the Paris Agreement drafted at the United Nations Framework Convention on Climate Change Conference of the Parties held in Paris, France in December 2015.

Canada has submitted a Nationally Determined Contribution to reduce GHG emissions by 30% below 2005 levels by 2030. Indonesia has pledged a 29% reduction below a “business as usual” baseline by 2030. China has pledged for total emissions to peak in 2030, but with reductions in emissions per unit GDP by 60-65% from 2005 levels.

There is a commitment to review and increase pledges every five years under the Paris Agreement.

In November 2018, China and Canada signed a memorandum of understanding on climate change cooperation.

On November 4, 2019, the U.S. issued formal notification of withdrawal from the Paris Agreement, to take effect on November 4, 2020.

Canadian Federal Regulations

The Government of Canada has begun addressing emissions from specific sectors of the economy, including working closely with the U.S. government on North American vehicle emissions standards. Canada has adopted renewable fuels regulations, requiring fuel producers and importers to have an average of at least 5% of their gasoline supply come from renewable sources (such as ethanol) and to have an average of at least 2% of their diesel supply come from renewable sources (such as biodiesel).

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

Under the BLIERs, three regulations and a guideline were developed within the AQMS. The first of the Multi-Sector Air Pollutants Regulations was published in June 2016. These regulations have included three BLIERs developed under AQMS for the cement sector, reciprocating spark-ignited natural gas engines and non-utility boilers and heaters in industrial sectors. An emissions guideline under the Environmental Protection Act (Canada) for stationary gas turbines was published in November 2017. Other sectors and air pollutants are expected to be added to the regulations in the future. For example, a ‘Code of Practice for the Management of Air Emissions from Pulp and Paper Facilities was published in July 2018.

Husky Energy Inc. | Annual Information Form 2019 | 45

The BLIERs pertaining to nitrogen oxides (“NOx”) emissions from boilers and heaters and NOx emissions from reciprocating engines in industrial facilities are applicable to Husky’s Canadian upstream and downstream oil and gas facilities. The Boiler & Heater BLIER and Reciprocating Engine BLIER have introduced performance, design and monitoring standards for both existing and new equipment units, whereas the Stationary Gas Turbine BLIER has only introduced performance and design standards for new equipment.

On October 23, 2018, the Government of Canada announced the federal carbon pricing system would be implemented in part or in whole in Saskatchewan, Manitoba, Ontario and New Brunswick in 2019 as an element of the Pan Canadian Framework on Clean Growth and Climate Change. The remaining provinces and territories either elected to adopt the federal carbon pricing system or presented provincial policies that were deemed equivalent by the federal government. The federal carbon policy has two key elements: a carbon levy applied to fossil fuels ($20 per tonne starting on April 1, 2019 and increasing by $10 annually to $50 per tonne in 2022); and an output-based pricing system for industrial facilities emitting GHG above 50,000 tonnes per year.

On December 20, 2018, the Government of Canada published the Regulatory Proposal for the Output-Based Pricing System (“OBPS”) Regulation under the Greenhouse Gas Pollution Pricing Act. The federal OBPS includes sectorial Output-Based Standards, provisions pertaining to GHG emissions quantification and reporting, as well as details on the administration process and content of verification reports. The federal OBPS would be applicable to faciliites such as Husky’s Minnedosa Ethanol Plant effective January 1, 2019.

A federal Clean Fuel Standard (“CFS”) Discussion Paper was released in February 2017. The CFS will be developed to achieve 30 megatonnes of annual reductions in GHG emissions by 2030 through requiring reductions in fuel carbon intensities based on a life-cycle analysis and will go beyond transportation fuels to include fuels used in industry and buildings. In December 2017, the CFS regulatory framework was published, and in December 2018, the Government of Canada published the Regulatory Design Paper on the CFS. The CFS Regulatory Design Paper focuses on the liquid fuel stream regulations, and key design elements include a carbon intensity reduction of 10 g CO2/MJ (approximately 11%) by 2030 from a 2016 baseline. A Proposed Regulatory Approach was also released in June 2019 that builds on the previous papers issued by Environment Canada. For liquid fuels, including transportation fuels, draft regulations are expected to be published in early 2020 and final regulations in 2021 with coming into force in 2022.

The Government of Canada is committed to reducing methane emissions from the oil and gas sector by 40% to 45% below 2012 levels by 2025. Final methane reduction regulations for the upstream oil and gas industry were published on April 26, 2018. Emissions sources subject to these regulations include venting from wells and batteries (including associated gas at oil facilities), storage tanks, pneumatic devices, well completions, compressors and fugitive equipment leaks. Final regulations apply to new and existing sources, with the first requirements coming into force in 2020, and the remaining requirements by 2023.

Draft Regulations Respecting Reduction in the Release of Methane and Certain Volatile Organic Compounds (Upstream Oil and Gas Sector) pertaining to the downstream oil and gas industry were published by the Government of Canada in May 2017. The regulations will require the implementation of comprehensive Leak Detection and Repair (“LDAR”) programs at refineries, upgraders and certain petrochemical facilities. These facilities will also be required to monitor the levels of certain volatile organic compounds at facility perimeters. The final regulations come into force effective January 1, 2020 with the fenceline monitoring requirements expected to be implemented starting in 2020.

Canadian Provincial Greenhouse Gas Regulations

The 2019 provincial election in Alberta brought change to climate policies that were implemented as part of the 2015 Climate Leadership Plan. The newly elected United Conservative Party repealed the provincial fuel levy that was imposed by the previous government. In response to the repeal of the provincial levy, the federal government announced the implementation of the Federal Fuel Levy in Alberta effective January 1, 2020 for any fuels not regulated under the provincial large emitters’ regulation. Emissions from the combustion of produced fuel at upstream oil and gas facilities emitting less than 100,000 tonnes of CO2e per year were exempt from the Alberta provincial fuel use levy until January 1, 2023, to allow time for these facilities to reduce methane emissions under provincial and federal methane regulations. Under federal jurisdiction, the provincial levy exemption for upstream oil will no longer apply, leaving this sector fully exposed to the cost of the Federal Fuel Levy.

The Alberta Technology Innovation and Emissions Reduction Regulation (TIER), effective January 1, 2020, was proposed as a hybrid policy drawing from elements of previous regulations, Specified Gas Emitters Regulation (SGER) and Carbon Competitiveness Incentive Regulation (CCIR). It regulates facilities emitting over 100,000 tonnes CO2e/year with an opt-in program for smaller emitters and for conventional oil and gas aggregate facilities. TIER allows for the option of a facility specific performance baseline or a sector specific best performance standard as the basis for reduction. The conventional oil and gas aggregated facility opt-in to TIER provides significant emissions intensive, trade exposed (“EITE”) protection for the sector as participation in the large emitters’ regulation exempts the facilities from the Federal Fuel Levy. Alberta’s TIER regulation is expected to lessen the financial burden associated with carbon compliance by allowing companies to improve emissions based on historical facility performance rather than being subject to sector intensity benchmarks that are typically set by the largest, most mature operations. Alberta is expected to follow federal pricing of $30/tonne CO2e in 2020 escalating to $50/tonne CO2e by 2022.

Husky Energy Inc. | Annual Information Form 2019 | 46

The AER is working to develop and implement a regulatory framework that achieves the Government of Alberta’s methane emissions reduction outcome of 45% by 2025. Alberta has announced that it intends to reduce methane emissions from oil and gas operations using the following approaches:

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

In December 2017, the Government of Saskatchewan released “Prairie Resilience: A Made-In-Saskatchewan Climate Change Strategy” that includes the implementation of sector-specific output-based performance standards on facilities emitting more than 25,000 tonnes of CO2e per year. The Management and Reduction of Greenhouse Gases Amendment Act (“MRGHG”), and various GHG regulations under the Act impose a carbon price (starting at $20 per tonne in 2019 escalating by $10/year up to $50/tonne in 2022) on facilities that emit more than 25,000 tonnes of CO2e/year. Facilities such as the Upgrader, and Husky’s ethanol plant and Saskatchewan thermal projects are subject to MRGHG. As part of the October 23, 2018 Government of Canada’s announcement on climate policy equivalency, the Province of Saskatchewan has a carbon tax that applies to all fuel for all facilities under that threshold. Saskatchewan has published the Management and Reduction of Greenhouse Gases (Upstream and Gas Aggregate Facility) and is allowing opt-in of the conventional oil and gas assets to provide EITE protection for the sector, as participation in the large emitters’ regulation exempts the facilities from the Federal Fuel Levy.

The Government of Saskatchewan published the Oil and Gas Emissions Management Regulations on December 14, 2018, effective January 1, 2019, which apply to oil and gas operations with aggregated emissions exceeding 50,000 tonnes of CO2e per year. These regulations seek to reduce methane emissions from the oil and gas sector by setting target emissions intensities for various regions within the province. The regulations are intended to reduce provincial methane emissions intensity by 45% by 2025.

On October 3, 2018, Manitoba announced it was canceling its carbon tax. As part of the October 23, 2018 announcement by the federal government, the federal carbon policy applies in full in Manitoba including the application of an output-based standard to Husky’s Minnedosa ethanol plant.

On July 3, 2018, Ontario canceled its cap and trade program. As part of the October 23, 2018 announcement by the federal government, the federal carbon policy applies in full in Ontario. On July 4, 2019, Ontario passed the Emissions Performance Standards Regulation. The Emissions Performance Standards program ensures large industrial polluters, those emitting over 50,000 tonnes CO2e annually, are accountable for their GHG emissions and will help Ontario achieve its share of Canada’s 2030 emissions reduction target, without a carbon tax.

On June 7, 2016 the Management of Greenhouse Gas Act passed in the House of Assembly of NL, establishing the legislative basis for a provincial industrial large emitters program and reporting regulations. The Management of Greenhouse Gas Reporting Regulations came into force on March 7, 2017. The Government of Newfoundland and Labrador, in consultation with industry, has developed and proposed GHG regulations for the offshore petroleum production sector to be incorporated by amendment to the Management of Greenhouse Gas Act and the Atlantic Accord. On October 23, 2018 the Government of Canada deemed the NL large emitter and fuel levy programs to price carbon as equivalent to federal standards. Subsequently, Bill C-86 was entered into the House of Commons on October 29, 2018 to amend the Atlantic Accord to enable the C-NLOPB to manage the requirements of the provincial GHG reporting regulations in the offshore petroleum sector.

The NL performance-based regulation imposes carbon pricing (beginning at $20/tonne in 2019 and escalating to $50/tonne in 2022) on petroleum production facilities with GHG emissions exceeding 25,000 tonnes/year. Beginning January 1, 2019, a levy of 4.42 cents per litre on gasoline and 5.37 cents per litre on diesel (both equivalent to $20/tonne) will be applied as part of the carbon tax. This provincial Gasoline and Diesel Tax will be adjusted with a goal of protecting economic competitiveness related to taxation (including carbon tax) of fuel products. The provincial carbon tax rates will only increase to match equivalent increases in carbon taxation programs in neighboring Atlantic provinces. There are noted exemptions for exploration drilling and aviation fuels. However, the addition of this carbon tax to marine diesel will increase operating costs for Atlantic region operations.

Husky Energy Inc. | Annual Information Form 2019 | 47

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

In May 2010, the EPA finalized the Greenhouse Gas Tailoring Rule. This rule updated the Clean Air Act by phasing in permitting requirements for GHG emissions, including Best Available Control Technology (“BACT”) requirements for new and modified sources of air emissions emitting more than a threshold quantity of GHG. In June 2014, the U.S. Supreme Court invalidated portions of the Tailoring Rule but upheld the EPA’s authority to require BACT for GHG emissions associated with sources that must obtain Prevention of Significant Deterioration permits based on their non-GHG emissions.

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

The RFS program is a national policy that requires a certain volume of renewable fuel to replace or reduce the quantity of petroleum-based transportation fuel. Obligated parties under the RFS program are refiners or importers of gasoline or diesel fuel. Compliance is achieved by blending renewable fuels into transportation fuels or by obtaining credits, called Renewable Identification Numbers (“RINs”) to meet an EPA-specified Renewable Volume Obligation (“RVO”). The RFS program, through the EPA-specified RVOs, requires refiners to add annually increasing amounts of renewable fuels to their petroleum products or to purchase RINS in lieu of such blending.

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

Similar to the AER, the Government of Saskatchewan has established an LMR rating of 1.0 as its threshold for providing a deposit. If a licencee’s LMR is less than 1.0, meaning the liability is greater than the deemed assets, that licencee will be required to submit a deposit to the Saskatchewan Ministry of Energy and Resources (“MER”) for the difference.

In response to the Redwater ruling, all licence transfer applications in Saskatchewan will be reviewed in detail, and the MER will consider relevant factors in calculating transfer deposit requirements. In addition to increased deposit requirements, the MER may incorporate additional conditions with licence transfer approvals which may impact the decision to proceed with certain transactions.

Husky Energy Inc. | Annual Information Form 2019 | 48

The Government of Saskatchewan intervened in the Alberta Court proceedings regarding Redwater’s bankruptcy with the general goal of ensuring their views are fully considered by the courts. The Saskatchewan Ministry of Justice has indicated opposition to any attempt by a receiver in Saskatchewan to renounce uneconomic oil and gas assets which are subject to the LMR program in Saskatchewan. The Saskatchewan ministry has stated that licence transfer applications in Saskatchewan will be considered nonroutine as the Saskatchewan ministry will not be strictly relying on the standard LMR calculations in evaluating deposit requirements.

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

Inter-wellbore communication during hydraulic fracturing operations is the transfer of pressure from the wellbore being stimulated to an adjacent offset well. This event is dependent on a number of factors such as distance between wells, type of fluid used and whether an energizer is being used during operations. AER Directive 83 and Industry Recommended Practice (IRP) 24 provide rules and guidelines addressing this concern.

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

The use of each framework establishes approaches with the general goal of ensuring trends are identified and assessed, regional limits are not exceeded, and air, water and biodiversity remain healthy for the region’s residents and ecosystems during oil sands development. To date, the Biodiversity Framework under the LARP has not been finalized.

The South Saskatchewan Regional Plan was approved by the Government of Alberta in 2014, and was subsequently amended in 2017, and covers the southern portion of Alberta, including some Husky Western Canada assets. The plan details Alberta’s long-term commitment to conservation, protection of watersheds, sustaining biodiversity and sensitive habitats.

Husky Energy Inc. | Annual Information Form 2019 | 49

Environmental, Social and Governance Considerations

Environmental, Social and Governance Policies

Husky has a corporate Health, Safety and Environment Policy that affirms its commitment to operational integrity. Operational integrity at Husky means conducting all activities safely and reliably so that the public is protected, impact to the environment is minimized, the health and wellbeing of employees is safeguarded, contractors and customers are safe and physical assets (such as facilities and equipment) are protected from damage and loss. Husky management also monitors environmental, social and governance (“ESG”) risks and reports to the Board through management’s Enterprise Risk Management Framework.

The Health, Safety and Environment Committee of the Board (the “HS&E Committee”) is responsible for oversight of the Health, Safety and Environment Policy, oversight of audit results and monitoring compliance with Husky’s environmental policies, key performance indicators and regulatory requirements. The mandate of the HS&E Committee is available on the Husky website at www.huskyenergy.com.

To reinforce the Health, Safety and Environment Policy, in 2019, Husky held a summit for leaders, attended by members of the HS&E Committee and led by Husky’s Chief Executive Officer. During the summit, CEO awards are presented for the initiatives that demonstrate the highest level of operational integrity. Guest and internal speakers present on pertinent issues and the latest developments in the fields of operational integrity and corporate responsibility.

Husky is committed to conducting business fairly and ethically, and in compliance with applicable laws, as well as upholding high standards of business integrity. Husky seeks to deter wrongdoing and promote transparent, honest and ethical behaviour in all its business dealings. Husky has a Code of Business Conduct that is compliant with the International Chamber of Commerce (ICC) Rules of Conduct and Recommendations to Combat Extortion and Bribery, and sets out the standards employees, contractors, officers and directors are expected to meet. This policy includes sections on compliance with laws, avoidance of conflict of interest, proper record-keeping, political contributions, safeguarding company resources, fair competition, avoidance of bribery or other offerings of improper payments, guidelines on accepting payments and entertainment, and other matters. The Code of Business Conduct is available on the Husky website at www.huskyenergy.com.

Husky has established an anonymous and confidential online reporting tool and toll-free telephone numbers (the “Ethics Help Line”) for employees, contractors and other stakeholders to report perceived breaches of Husky’s Code of Business Conduct. The Ethics Help Line is hosted by EthicsPoint, an independent service provider. Information from submissions is captured and submitted anonymously to an Ethics Help Line committee made up of legal, audit, security, health, safety and environment, and human resources personnel.

Husky has an Anti-Bribery & Anti-Corruption Policy to reinforce the Code of Business Conduct with additional guidance regarding applicable anti-bribery and anti-corruption laws. All officers and employees, including temporary and contract staff, are expected to observe the highest standards of honesty, integrity, diligence and fairness in all business activities, and undertake mandatory annual training.

Husky and its personnel conduct business in many nations around the world and are subject to various sanctions and anti-money laundering laws. Husky’s Sanctions & Anti-Money Laundering Policy applies to Husky and all of its subsidiaries and to all officers and employees including temporary and contract staff.

Husky complies with competition laws, the purpose of which are to preserve and promote a competitive market. Husky’s Competition Act Compliance Policy assists employees by providing relevant information about competition laws and guidelines to follow in order to ensure these laws are complied with and that any issues are handled appropriately.

Husky is an equal opportunity employer dedicated to an environment free of discrimination, harassment and violence and where respectful treatment is the norm. Husky’s Diversity and Respectful Workplace Policy applies to all employees and contractors.

As a responsible member of the communities in which it operates, Husky has a Corporate Citizenship Program that supports local charitable organizations. The Community Investment Policy provides guidance with the general goal of ensuring that contributions under the Community Investment Program are supported by a consistent and rigorous decision-making process and reflect Husky’s core corporate values and business strategy.

Husky has an External Scholarships and Educational Support Policy that encourages advanced education by providing financial assistance to qualified students pursuing studies at several post-secondary educational institutions, reinforcing Husky’s commitment to support the communities where it operates. This policy includes Husky’s Scholarships for Aboriginal Students which assists Aboriginal students in achieving greater career success by encouraging them to pursue an advanced education.

Husky values education and professional development and provides employees with opportunities to continue to develop and advance their skills, knowledge and experience. Husky’s Learning and Development Policy sets out guidelines, eligibility and support for employees.

Husky Energy Inc. | Annual Information Form 2019 | 50

Husky believes in securing and protecting personnel, physical assets, property and information from criminal, hostile or malicious acts, consistent with its Security Policy. This policy aims to reduce exposure to security risks with the general goal of ensuring the consistent application of security measures within Husky.

Husky is also committed to the safety of all personnel, the public and the environment when handling and transporting dangerous substances classified as dangerous goods. Husky’s Transportation of Dangerous Goods (“TDG”) policy ensures dangerous goods are transported in compliance with all TDG laws and Husky standards and procedures.

Husky is committed to ensuring health and safety at work. The ability of every employee and contractor to perform his or her particular job duties satisfactorily and safely is critical to Husky’s continued success. Husky recognizes that the use of illicit drugs and other mood-altering substances, and the inappropriate use of alcohol and medications, can have serious adverse effects on job performance and ultimately on the safety and well-being of employees, contractors, customers, the public and the environment. In light of this, and the safety-sensitive nature of Husky’s operations, the Alcohol and Drug Policy outlines the standards and expectations associated with alcohol and other drug use, consistent with Husky’s overall safety culture. In October 2019, edible cannabis, cannabis extracts and cannabis topicals became legal in Canada and are now being sold under the Cannabis Act (Canada). As such, Husky has clarified its Alcohol and Drug Policy to include cannabis edibles, extracts and topicals, and to provide ongoing clarity that misuse of and presence at work while under the influence of legalized cannabis in all its forms is prohibited.

The aforementioned policies are available to employees and contractors on the Husky’s intranet. Communication of the policies is provided through direct e-mail and articles published on the Husky’s intranet. Mandatory training is provided as relevant to the policy and the individual’s role via various mechanisms including in-class, web-based and self-serve courses.

Husky Operational Integrity Management System

Husky seeks to manage operational risks by designing and building its facilities and conducting its operations in a safe and reliable manner. The Husky Operational Integrity Management System (“HOIMS”) is a set of interrelated policies, aims, requirements and processes that provides a systematic way for Husky to identify, assess and control safety, operational integrity and environmental hazards and associated risks. Additionally, HOIMS establishes standards and procedures integral to safe operations and protecting the environment. Enterprise risk management, emergency preparedness, business continuity and security policies and programs are in place for all operating areas. Strong leadership, with compliance to HOIMS, delivers on Husky’s strategic operational integrity objectives and drives HS&E performance. In January 2020, Husky launched the updated HOIMS 2.0.

The fundamental elements of HOIMS 2.0 are:

Leadership and Accountability

•	Leaders manage the risks associated with their respective business activities. They are role models who are competent, visible, purposeful and systematic.

Training and Competency

•	Personnel are trained and competent to perform their respective role responsibilities.

Risk Management

•	Hazards are identified and associated risks assessed, managed and prioritized to prevent incidents.

Operational Integrity Information

•	Operational integrity and process safety information is accurate, current and easily accessible

Operating Procedures, Policies and Standards

•	Document, maintain and follow operating procedures and standards to meet operational integrity goals.

Management of Change

•	Permanent, temporary and emergency changes that impact operational integrity are managed.

•	Risks associated with changes are managed.

Emergency Management

•	Emergency response, business continuity and security programs are implemented.

•	Husky is prepared to manage an emergency, business interruption or security event.

Incident Reporting, Recording, Investigation and Learning

•	Report, investigate and learn from Husky incidents and other external high-impact incidents to prevent recurrence.

Safety Control of Work

•	Formal processes are in place to allow work to be completed safety.

Project Delivery

•	Facilities are designed and built, and assets are developed, to meet business, HS&E and operational integrity requirements.

Supply Chain and Contractor Management

•	Supplied services and materials meet Husky’s HS&E and operational integrity requirements.

Asset Operation

•	Assets and equipment are operated to meet operational integrity goals, preventing injury to people and damage to the environment

Husky Energy Inc. | Annual Information Form 2019 | 51

Reliability & Integrity

•	Reliability and integrity are achieved and improved.

Regulatory Compliance

•	Protect Husky’s privilege to operate through verifying compliance with legal and regulatory, environmental and social governance requirements.

Assurance, Performance & Improvement

•	Performance meets HS&E and operational integrity goals and objectives, and continuously improves.

Pipeline Integrity

Husky has a risk-based Pipeline Integrity Management (“PIM”) Program which is implemented across all Husky-owned and operated pipelines. The PIM program is a framework, supported by a suite of documents including the Pipeline Operations and Maintenance (“POMM”) Procedures Manual, which provides guidelines on safe operation and maintenance of pipelines. Numerous processes are implemented throughout the pipeline lifecycle to ensure a proactive approach to managing the integrity, operations and maintenance of the pipeline.

The major processes of managing pipeline integrity include:

•

A risk management program, which is used to identify integrity threats throughout the pipeline lifecycle and the risk associated with each threat. Measures are taken to address these risks and reduce them to As Low As Reasonably Practicable (“ALARP”) level.

•	A Geohazard Integrity Management Program, which is used to identify and manage the risks associated with any potential geohazards (geotechnical and hydrotechnical) on pipelines.

•

Technology improvements, including fiber optic sensing technology, advanced technologies for flood monitoring at water crossings and satellite monitoring for landslides and in-line visual inspection for high-consequence pipelines.

•

Engineering assessment, which involves the evaluation of the fitness for service of pipelines when changes are made to design parameters and at the time of line reactivation to proactively mitigate the risk to process safety.

•	Incident investigation, which is used to establish the root cause(s) of failure and apply learnings to enhance pipeline safety and integrity, and to improve integrity programs.

•	Annual pipeline integrity reviews, which are conducted for all pipeline systems to review the effectiveness of integrity programs and, where applicable, make recommendations for improvement.

•

Training, including Husky’s well-established Learning Management System, which defines training and experience requirements for the employees who are engaged in maintaining asset integrity. Husky also has a web-based PIM training program for all employees involved in the operation and maintenance of pipelines.

•	Performance targets, which are set annually and tracked quarterly. Immediate steps are taken to address any observed deficiencies.

•	A Management of Change process, which is followed for any changes that affect pipeline operational integrity.

•	POMM self-assessments, which are conducted to identify any gaps and steps are taken to address any observed deficiencies.

•

A PIM Program review, which is a regular review of the PIM program and supporting procedures for alignment with the latest code and regulatory requirements, taking into consideration Husky experience and pipeline industry standards and practices.

Climate Change

As part of long range planning, Husky assesses future compliance costs associated with regulations of GHG emissions in its operations and the evaluation of future projects, based on Husky’s outlook for carbon pricing under current and pending regulations. The impact of recently announced regulations is being evaluated as provinces and the federal government finalize carbon pricing regulations. Husky continues to monitor international and domestic efforts to address climate change, including international low carbon fuel standards and regulations and other emerging regulations in the jurisdictions in which Husky operates.

In 2018, Husky’s gross Scope 1 GHG emissions were 10,265,000 tCO2e. Scope 2 GHG emissions in that year were 2,035,000 tCO2e. GHG emissions numbers for 2019 are expected to be published in Husky’s ESG Report in July 2020. Husky uses an internal GHG management framework to guide the process of integrating climate change into its business strategy. Elements of the GHG management framework that inform corporate business strategy include GHG inventory and quantification, GHG reporting and verification, an emissions reduction strategy and a regulatory policy system.

By estimating its current and projected future emissions and understanding forthcoming regulations that may impact its business, Husky determines the areas of its operations that may face future compliance obligations or additional costs from regulation. Husky’s Enterprise Risk Management Framework supports decision making via comprehensive and systematic identification and assessment of risks that could materially impact the results of Husky.

Husky Energy Inc. | Annual Information Form 2019 | 52

Husky’s GHG management framework includes a process for climate-related technology assessment, including new innovations that can reduce emissions intensity, and innovations that could disrupt Husky’s business strategy. As new technologies are identified by subject matter experts across Husky, they are shared through Husky’s Carbon Management Critical Competency Network (“CMCC”) and as appropriate, are incorporated into regular updates to the Executive Health, Safety and Environment Committee and business unit leadership. Examples of risk from technological innovation that have been reviewed by the CMCC are the accelerating development of renewable energy infrastructure and electrification of the transportation sector. As part of its risk assessment process, Husky reviewed commonly accepted growth forecasts in these sectors to determine the impact to its short, medium and long-term strategy. Husky employs a Marginal Abatement Cost Curve tool as part of a process to review technologies that might qualify for external funding and enhance business cases for technology risk mitigation

Husky recognizes the recommendations of the Financial Stability Board’s Task Force on Climate-related Financial Disclosures (“TCFD”). Husky voluntarily responds annually to the Climate Disclosure Project (“CDP”) climate change questionnaire, which as of 2018 has fully adopted the TCFD recommendations.

Environmental Protection

General

Husky’s operations are subject to various environmental requirements under federal, provincial, state and local laws and regulations, as well as international conventions. These laws and multiple regulatory requirements cover matters such as: control of air emissions, management and recycling of wastewater, non-saline water use, protection of surface water and groundwater, land disturbances and handling and disposal of waste materials. These regulatory requirements have grown in number and complexity over time, covering a broader scope of industry operations and products. Husky is actively engaged with federal, state, provincial, local agencies and through industry associations to develop sustainable regulations that allow for compliant operations and are also protective of the environment. In addition to existing requirements, Husky recognizes that there are emerging regulatory frameworks that have a potential financial impact on Husky’s operations. As part of Husky’s review of proposed regulations that may affect its business and operations, Husky may, from time to time, audit and prepare an internal analysis of the possible or expected impact of new regulations, which are subject to various uncertainties. See “Risk Factors” and “Industry Overview”.

Husky minimizes impact on the landscape through consideration and application of the mitigation hierarchy, implementing avoidance and mitigation programs where appropriate. Monitoring the effectiveness of mitigation is to occur where mandated by regulatory requirements or stakeholder commitments and may occur when Husky recognizes the value, such as for complex projects or learning opportunities. Where monitoring indicates that corrective action is warranted, Husky’s policy is to take an adaptive proactive management approach.

Water

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

Monitoring of surface water and ground water quality relating to hydraulic fracturing operations is not regulated in the jurisdictions in which Husky has these operations. Husky has proactively implemented a recommended practice for completing baseline quality and quantity tests for water wells located in proximity to its hydraulic fracturing operations.

As an active member of the In-situ Water Technology Development Centre, Husky is developing new technologies to recycle waste water, reduce water use and improve energy efficiency. Husky dedicates teams to solving water management challenges by leveraging expertise in hydrogeology, surface water aquatics, hydrology, water treatment and drilling waste management. Husky continues to pursue opportunities to conserve water, through alternative water sources and recycling of produced water. At the Tucker Thermal Project, produced water is recycled and make-up water is sourced from saline, non-potable groundwater. The Sunrise Energy Project recycles produced water and supplements this with process-affected water from a nearby oil sands operation after it has been treated, and lower quality non-saline groundwater that is in contact with bitumen to generate steam for oil recovery. The Lima Refinery has a waste water reuse program that substantially reduces annualy its water needs. As a specific action related to water supply risk in its operations, Husky is participating in a research project to understand potential climate impacts to industrial water supplies on the North Saskatchewan River. This multi-year study is a collaborative project with academia and another industry partner.

Husky Energy Inc. | Annual Information Form 2019 | 53

Migratory Birds and Species at Risk

Husky has improved the protection of migratory birds through development of a Standard for Pre-Construction Migratory Bird Incidental Take Mitigation, as well as the preparation of a Bird Deterrent Guidance document to assist environmental staff and operators in the awareness and selection of the most appropriate deterrent systems for each facility. For Atlantic operations, in accordance with Husky’s permit from the Canadian Wildlife Service (“CWS”), Husky’s Seabird Handling Procedure provides guidance to personnel on how to handle birds that arrive on an installation. Oiled birds are cleaned and rehabilitated at Husky’s Seabird Recovery Centre in consultation with CWS. Husky has improved protection of species at risk and their habitats by conducting environmental surveys and wildlife sweeps when appropriate to identify sensitive habitats, individuals and wildlife features (dens, for example) to allow implementation of appropriate mitigation measures.

Ice Management

Husky has several policies in place to protect people, equipment and the environment in the event of extreme weather conditions and adverse ice conditions. Husky has developed Adverse Weather Guidelines for the SeaRose FPSO and is managing physical risk through engineering for 1:100-year weather events.

Husky’s Atlantic operations have a robust ice management program, which uses a range of resources including an industry-shared ice surveillance aircraft, as well as synergistic relationships with government agencies including Environment and Climate Change Canada, the Coast Guard and Canadian Ice Service. Regular ice surveillance flights commenced in February 2020 and continue until the risk has abated. In addition, Atlantic operators employ a series of supply and support vessels to actively manage ice and icebergs. These vessels are equipped with a variety of ice management tools including towing ropes, towing nets and water cannons. Husky also maintains a series of ad-hoc relationships with contractors, allowing the quick mobilization of additional resources as required.

Husky regularly assesses all aspects of its ice management program in order to ensure that the program continues to evolve as more information about the characteristics of ice and icebergs in the Atlantic becomes available and as new technologies are developed. Husky continues to look at ways to improve its ability to predict and respond to sea ice and icebergs with ongoing research and development. Recent initiatives include the design and fabrication of modular, heavy weather nets with sensors and development of a Common Operating Picture on Husky’s contracted geographic information systems software module including ice flight information, location, drift models, and pack ice drift model runs. Husky now has a dedicated ice management room onshore, which mirrors the offshore and allows for real-time monitoring of field operations. Additional research and development activity related to ice management is continuing.

Abandonment, Reclamation and Remediation

Ongoing remediation and reclamation work is occurring at approximately 3,100 well sites and facilities in Western Canada. During 2019, Husky spent approximately $276 million on asset retirement obligations (“ARO”) in North America and Husky expects to spend approximately $112 million in 2020 on ARO and environmental site closure activities in North America, including abandonment, decommissioning, reclamation and remediation.

Husky has also pioneered a program-based approach to asset retirement whereby all retirement activities are undertaken as a single program, greatly increasing the efficiency and effectiveness of the work. The Alberta Energy Regulator (“AER”) has embraced Husky’s approach, now referred to as “Area-Based Closure”, has used it as a template for all of industry to adopt where possible and has incorporated it into its closure regulations.

In Asia Pacific and in accordance with the provisions of the regulations of the People’s Republic of China, Husky has deposited funds into separate accounts restricted to the funding of future ARO. As at December 31, 2019, Husky had deposited funds of $142 million, which were classified as non-current liabilities.

Husky completed a review of its ARO provisions, including estimated costs and projected timing of performing the abandonment and retirement operations. The results of this review have been incorporated into the estimated liability as disclosed in Note 17 of Husky’s audited consolidated financial statements for the year ended December 31, 2019.

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

Directly and through joint venture partnerships, Husky is a member of several industry associations that collaborate to identify and implement best practices on environmental performance. The International Petroleum Industry Environmental Conservation Association (“IPIECA”), the global oil and gas industry association for environmental and social issues, produces guidelines that

Husky Energy Inc. | Annual Information Form 2019 | 54

Husky uses to improve its operations and environmental practices, enhance its strategic planning and engage with regulators. Through Husky’s membership in Canada’s upstream industry association, the Canadian Association of Petroleum Producers (“CAPP”), and the downstream industry association, the American Fuel and Petrochemical Manufacturers (“AFPM”), which represents the U.S. refining and petrochemicals industry. Husky enhances its ability to identify and address potential policy and regulatory risks to its business and participates in advocacy related activity to reduce those risks. Husky participates on the CAPP Board of Governors, as well as various Executive Policy Groups and working level groups and committees that focus on areas of policy or regulation that have been identified as areas of interest or impact to Husky’s business. Husky participates in technology research for energy efficiency and emissions reduction through membership and participation in the Petroleum Technology Alliance Canada (“PTAC”) and the Clean Resource Innovation Network (“CRIN”). In 2020, Husky joined Canada’s Oil Sand Innovation Alliance (“COSIA”), whose purpose is to accelerate the pace of improvement in environmental performance in Canada’s Oil Sands through collaborative action and innovations.

Husky is participating in IPIECA’s Water Task Force and Climate Change Working Group as well as other topic-focused groups. Husky is also a member of Oil Spill Response Limited, an international industry-owned cooperative whose objective is to respond effectively to oil spills wherever in the world they may occur.

Husky also collaborates on water and carbon management and risk mitigation through involvement in industry initiatives and committees. As a member of the joint-industry Water Technology Development Centre and other joint-industry projects, Husky is committed to developing technologies that will reduce water and energy use for in-situ thermal bitumen operations.

Husky holds memberships with, or participates in, the following sustainability groups and industry associations: Alberta Industrial Fire and Emergency Management Association, Allen County Environmental Citizen’s Advisory Committee, Allen County Local Emergency Planning Committee, AFPM, Calgary Region Airshed Zone, COSIA, CAPP, Canadian Brownfields Network, Canadian Land Reclamation Association, Canadian Society for Unconventional Resources, Canadian Standards Association, Canadian Technical Asphalt Association, CDP, Center for Chemical Process Safety, an American Institute of Chemical Engineers Technological Community, China Offshore Environmental Services, China Offshore Oil Operation Safety Office Under Ministry of Emergency Management of the People’s Republic of China, China’s Marine Safety Administration, CHWMEG Inc., CRIN, Clearwater Mutual Aid CO-OP, Conference Board of Canada—Council on Emergency Management, Douglas County Local Emergency Planning Committee, Eastern Canada Response Corporation, Edson Mutual Aid Committee, Emergency Response Assistance Canada, Energy Safety Canada, Environmental Services Association of Alberta, Environmental Studies Research Funds, Foothills Research Institute, Foothills Stream Crossing Partnership, Hardisty Mutual Aid Plan, Indonesian Petroleum Association, Industrial Power Consumers Association of Alberta, Industry Footprint Reduction Operations Group, International Marine Contractors Association, International Oil & Gas Producers Association, IPIECA, Lakeland Industry and Community Association, Land Spill Emergency Program, Lima Area Security and Emergency Response Task Force, Lloydminster Emergency Preparedness Stakeholder Group, Mackenzie Delta Spill Response Corporation, Ministry of Ecology and Environment of the People’s Republic of China, Monitoring Avian Productivity and Survivorship, Mutual Aid Alberta, Natural Sciences and Engineering Research Council FlareNet Network, North Saskatchewan Watershed Alliance, Ohio Chemistry Technology Council, Ohio Manufacturer’s Association, Oil Companies International Marine Forum North American Regional Marine Forum, Oil Sand Monitoring, Oil Spill Response Limited, One Ocean, Orphan Well Association, Ottawa River Coalition, Parkland Airshed Management Zone, Petroleum Research Newfoundland and Labrador, PTAC, Red Deer Air Quality Advisory Group, RM Wood Buffalo Mutual Aid Group, Saskatchewan Environmental Industry and Managers Association, Saskatchewan Industrial Energy Consumers Association, Saskatchewan Petroleum Industry Government Environmental Committee, Shawnee Industrial Neighbors Group, Strathcona District Mutual Assistance Emergency Response Assistance, Agreement, Superior Petroleum Partners, Transportation Community Awareness and Emergency Response, Well Abandonment and Integrity Society, Western Canada Marine Response Corporation, Western Canadian Spill Services, Western Lake Superior Port Area Committee, Western Yellowhead Air Management Zone, and Wood Buffalo Environmental Association.

Husky Energy Inc. | Annual Information Form 2019 | 55

RISK FACTORS

The following summarizes what the Company believes to be the most significant risks relating to its operations which should be considered when purchasing securities of the Company. The Company has developed an enterprise risk matrix to identify risks to its people, the environment, its assets and its reputation, and to systematically mitigate these risks to an acceptable level. The risk matrix and associated mitigation strategies are reviewed quarterly by senior management and the Audit Committee, and annually by the Board.

Operational and Safety Incidents

The Company’s businesses are subject to inherent operational risks which have the potential to impact safety, the environment, its assets and its reputation. In general, the Company’s operations are subject to operational risks, including, but not limited to: fires, loss of containment, blowouts, power outages, freeze-ups and other similar events; oil and natural gas leaks; encountering unexpected formations or pressures; premature declines of reservoir pressure or productivity; uncontrollable flows of oil, natural gas and well fluids; spills at truck terminals and hubs; spills associated with the loading and unloading of potentially harmful substances onto trucks; release of tailings or harmful substances into a water system; the breakdown or failure of equipment, pipelines and facilities, information systems and processes; the performance of equipment at levels below those originally intended (whether due to misuse, unexpected degradation or design, construction or manufacturing defects); releases or spills from shipping vessels; failure to maintain adequate supplies of spare parts; the compromise of information technology and control systems and related data; operator error; labour disputes; disputes with interconnected facilities and carriers; operational disruptions or apportionment on third-party systems or refineries, which may prevent the full utilization of the company’s facilities and pipelines; epidemics or pandemics; and catastrophic events, including, but not limited to, war, extreme weather events, natural disasters, explosions, acts of sabotage and other similar events.

Failure to manage the hazards and associated risks effectively could result in potential fatalities, environmental impacts, interruptions to activities or use of assets, or loss of license to operate. The Company, in accordance with industry practice, maintains insurance coverage against losses from certain of these risks. Nonetheless, insurance proceeds may not be sufficient to cover all losses, and insurance coverage may not be available for all types of operational risks.

Commodity Price Volatility.

The Company’s results of operations and financial condition are dependent on the prices received for its refined products, crude oil, NGL and conventional natural gas production. Lower prices for crude oil, NGL and conventional natural gas could adversely affect the value and quantity of the Company’s oil and gas reserves. The Company’s reserves include significant quantities of heavier grades of crude oil that often trade at a discount to light crude oil. Heavier grades of crude oil are typically more expensive to produce, process, transport and refine into high-value refined products. Refining and transportation capacity for various grades of crude oil may be constrained from time to time, creating the need for additional refining and transportation capacity. Wider price differentials between heavier and lighter grades of crude oil could have a material adverse effect on the Company’s results of operations and financial condition, reduce the value and quantities of the Company’s heavier crude oil reserves and delay or cancel projects that involve the development of heavier crude oil resources. There is no guarantee that pipeline development projects or other transportation alternatives will provide sufficient transportation capacity and access to refining capacity to accommodate expected increases in North American heavy crude oil and bitumen production.

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

The Company’s conventional natural gas production is currently located in Western Canada and Asia Pacific. Western Canada’s conventional natural gas production is subject to North American market forces. North American natural gas supply and demand is affected by a number of factors including, but not limited to, the amount of natural gas available to specific market areas either from the wellhead of existing or accessible conventional or unconventional sources (such as from shale) or from storage facilities, technological developments, prevailing weather patterns, the U.S. and Canadian economies, the occurrence of natural disasters and pipeline restrictions.

In certain instances, the Company will use derivative instruments to manage exposure to price volatility on a portion of its refined product, oil and gas production, inventory or volumes in long-distance transit. The Company may also use firm commitments for the purchase or sale of crude oil and conventional natural gas.

The fluctuations in refined products, crude oil and natural gas prices are beyond the Company’s control and could have a material adverse effect on the Company’s results of operations and financial condition.

Husky Energy Inc. | Annual Information Form 2019 | 56

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

The Company’s results will be impacted by a decrease in the price of crude oil and natural gas inventory. The Company has crude oil inventories that are feedstock, held at terminals or part of the in-process inventories at its refineries and at offshore sites. Due to the integrated nature, the Company has a natural partial mitigation to the WCS differential risk. The Company also has natural gas inventory that could have an impact on earnings based on changes in natural gas prices. All these inventories are subject to a lower of cost or net realizable value test on a quarterly basis.

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

In order to maintain the Company’s future production of crude oil, conventional natural gas and NGL and maintain the value of the reserves portfolio, additional reserves must be added through discoveries, extensions, improved recovery, performance related revisions and acquisitions. The production rate of oil and gas properties tends to decline as reserves are depleted while the associated unit operating costs increase. To mitigate the effects of this, the Company must undertake successful exploration and development programs, increase the recovery factor from existing properties through applied technology and identify and execute strategic acquisitions of proved developed and undeveloped properties and unproved prospects. Maintaining an inventory of projects that can be developed depends upon, but is not limited to, obtaining and renewing rights to explore, develop and produce oil and natural gas, drilling success, completion of long lead time capital intensive projects on budget and on schedule and the application of successful exploitation techniques on mature properties.

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

Security and Terrorist Threats

Security threats and terrorist or activist activities may impact the Company’s personnel, which could result in injury, death, extortion, hostage situations and/or kidnapping, including unlawful confinement. A security threat, terrorist attack or activist incident targeted at a facility, office or offshore vessel/installation owned or operated by the Company could result in the interruption or cessation of key elements of the Company’s operations. Outcomes of such incidents could have a material adverse effect on the Company’s results of operations, financial condition and business strategy. The risk to employees and board members due to social unrest in Hong Kong is being managed through reduced travel and increased awareness and monitoring of the situation. The potential for detention and/or incarceration of the Company’s employees/contractors entering into or working in China has increased, and as a result, review and reconsideration for travel into China has become a business/corporate process.

The Company does not own proved or probable reserves in or near areas of armed conflict. According to the Uppsala Conflict Data Program, armed conflict is defined as “contested incompatibility that concerns government and/or territory over which the use of armed force between the military forces of two parties, of which at least one is the government of a state, has resulted in at least 25 battle-related deaths each year.”

Husky Energy Inc. | Annual Information Form 2019 | 57

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

Litigation, Administrative Proceedings and Regulatory Actions

The Company may be subject to litigation, claims, administrative proceedings and regulatory actions, which may be material. Such claims could relate to environmental damage, climate change and the impacts thereof, failure to comply with applicable laws and regulations, breach of contract, tax, bribery and employment matters, which could result in an unfavourable decision, including fines, sanctions, monetary damages, temporary suspensions of operations or the inability to engage in certain operations or transactions. The outcome of such claims can be difficult to assess or quantify and may have a material adverse effect on the Company’s reputation, financial condition and results of operations. The defence to such claims may be costly and could divert management’s attention away from day-to-day operations.

Partner Misalignment

Joint venture partners operate or jointly control a portion of the Company’s assets in which the Company has an ownership interest. This can reduce the Company’s control and ability to manage risks. The Company is at times dependent upon its partners for the successful execution of various projects. If a dispute with partners were to occur over the development and operation of a project or if partners were unable to fund their contractual share of the capital expenditures, a project could be delayed and the Company could be partially or totally liable for its partner’s share of the project.

Reserves Data, Future Net Revenue and Resource Estimates

The reserves data contained or referenced in this AIF represent estimates only. The accurate assessment of oil and gas reserves is critical to the continuous and effective management of the Company’s Upstream assets. Reserves estimates support various investment decisions about the development and management of oil and gas properties. In general, estimates of economically recoverable crude oil and conventional natural gas reserves and the future net cash flow therefrom are based upon a number of variable factors and assumptions, such as product prices, future operating and capital costs, historical production from the properties and the effects of regulation by government agencies, including with respect to royalty payments, all of which may vary considerably from actual results. The Company uses all available information at the effective date of the evaluation and internal qualified reserves evaluators to prepare the reserves estimates. As required by NI 51-101, the Company obtains the opinion of an independent reserves auditor on the Company’s reserves. The audit covers more than 75% of the future net revenue discounted at 10% attributable to proved plus probable reserves with the remainder reviewed by the independent qualified reserves auditor. However, given the best technical information and evaluation techniques, all such estimates are still to some degree uncertain. All reserves estimates involve a degree of ambiguity and, at times, rely on indirect measurement techniques to estimate the size and recoverability of the resource. While new technologies have increased the accuracy of these techniques, there remains the potential for human or systemic error in recording and reporting the magnitude of the Company’s oil and gas reserves. Estimates of the economically recoverable oil and gas reserves attributable to any particular property or group of properties, and estimates of future net revenues expected therefrom, may differ substantially from actual results even though the total company reserves are shown to be reliable through the historical total company technical reserves revisions. The Company has a diverse portfolio of assets by product type, reservoir type and location which is a factor in mitigating specific property risks. Inaccurate appraisal of large project reservoirs could result in missed production, revenue and earnings targets and could have a material adverse effect on the Company’s reputation, investor confidence and ability to deliver on its growth business strategy.

Government Regulation

Given the scope and complexity of the Company’s operations, the Company is subject to regulations and interventions by governments at the federal, provincial, state and municipal levels in the countries in which it conducts its operations, development or

Husky Energy Inc. | Annual Information Form 2019 | 58

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

Environmental Risks

Changes in environmental regulations could have a material adverse effect on the Company’s results of operations, financial condition and business strategy by requiring increased capital expenditures and operating costs or by impacting the quality of, formulation of or demand for the Company’s products, which may or may not be offset through market pricing.

The Company anticipates that further changes in environmental legislation could occur, which may result in stricter standards and enforcement, larger fines and liabilities, the introduction of emissions limits, increased compliance costs and approval delays for critical licences and permits. Public interest in ESG issues has also increased significantly in recent years, as evidenced by the large number of signatories to the United Nations Principles for Responsible Investment.

It is not possible to accurately forecast the amount of additional investment in new or existing facilities required in the future for environmental protection or to address all new regulatory compliance requirements, such as reporting. See “Industry Overview—Environmental Regulations” and “Environmental, Social and Governance Considerations—Environmental Protection”.

Climate Change Risks

Regulatory

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

In December 2018, the Government of Canada published the Regulatory Design Paper on the CFS that focuses on the liquid fuel stream regulations. A Proposed Regulatory Approach for the CFS was published in June 2019 and proposed regulations are expected to be published in Canada Gazette, Part I for early 2020. The final regulations for liquid fuels are planned for early 2021, with the regulations expected to come into force in 2022. Due to the uncertainty of the gaseous and solid fuel regulations, the full impact of the CFS is still unknown.

The Company’s U.S. refining business may be materially adversely affected by the implementation of the EPA’s climate change rules by future U.S. GHG legislation that applies to the oil and gas industry or the consumption of petroleum products and by other U.S. climate change statutes at the federal or state level or by regulations imposed by other federal agencies or at the state or local level. Such legislation or regulations could require the Company’s U.S. refining operations to significantly reduce emissions and/or purchase emissions credits, thereby increasing operating and capital costs, and could change the demand for refined products which may have a material adverse effect on the Company’s financial condition and results of operations.

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

Husky Energy Inc. | Annual Information Form 2019 | 59

Climatic Conditions

Extreme climatic conditions may also have material adverse effects on the Company’s financial condition and results of operations. Weather and climate affect demand, and therefore, the predictability of the demand for energy is affected to a large degree by the predictability of weather and climate. In addition, the Company’s exploration, production and construction operations, and the operations of major customers and suppliers, can be affected by extreme weather. This may result in cessation or diminishment of production, delay of exploration and development activities or delay of plant construction.

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

Transition

In addition to emissions regulations and the physical risks of climate change, climate-related transition risks could have a material adverse effect on the Company’s business, financial condition and results of operations, and could adversely impact the Company’s reputation. For example, increased public opposition to companies in the oil sands industry could lead to constrained access to insurance, liquidity and capital and changes in demand for the Company’s products, which may impact revenue. Any increases in GHG emissions by the Company could lead to additional taxes and levies, which would increase the costs associated with certain projects. The potential need to develop new technologies to reduce the intensity of GHG emissions could require significant capital investment. Further, the Company may become subject to climate change litigation initiated by third parties. The Company’s management monitors these risks and reports to the Board through management’s Enterprise Risk Management framework.

Overall, the Company is not able to estimate at this time the degree to which climate change related regulatory, climatic conditions, and transition risks could impact the Company’s financial and operating results.

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

Husky Energy Inc. | Annual Information Form 2019 | 60

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

Husky Energy Inc. | Annual Information Form 2019 | 61

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

Although to date the Company has not experienced any material losses relating to cyber attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. The Audit Committee of the Board has oversight of the Company’s risk mitigation strategies related to cybersecurity.

Skilled Workforce Attraction and Retention

Successful execution of the Company’s strategy is dependent on ensuring the Company’s workforce possesses the appropriate skill level. Failure to attract and retain personnel with the required skill levels could have a material adverse effect on the Company’s financial condition and results of operations.

Aviation Incidents

The Company’s Offshore operations in Canada and China rely on regular travel by helicopter. A helicopter incident resulting in loss of life, facility shutdown or regulatory action could have a material adverse effect on the operations of the Company. This risk is managed through an aviation management process. Aviation Safety Reviews are conducted by third party specialist contractors to verify that helicopter service providers meet the Company’s and industry standards with respect to aviation safety. The reviews include evaluation of aircraft type, effectiveness of the safety and maintenance management systems and competency and training programs for critical roles in the operation of helicopters. Helicopters chartered to support Husky Offshore operations must be fit for service and as such are fitted with multiple redundant systems to address a wide range of potential in-flight emergencies. Additional measures specific to the Company’s challenging operating environments are specified in the Company’s design requirements including anti-icing and floatation systems effective for the maximum allowable sea height operating limits. Pilots are trained to address potential emergency situations through regular real-time and simulator training aligned with industry best practice.

Husky Energy Inc. | Annual Information Form 2019 | 62

HUSKY EMPLOYEES

The number of Husky’s permanent employees was as follows:

	As at December 31,
	2019	2018	2017
Number of permanent employees	4,802	5,157	5,152

DIVIDENDS

Dividend Amounts

The following table shows the aggregate amount of the dividends declared payable per share in respect of its last three financial years ended December 31, for the Company’s common shares, Series 1 Preferred Shares, Series 2 Preferred Shares, Series 3 Preferred Shares, Series 5 Preferred Shares and Series 7 Preferred Shares:

	2019	2018	2017
Dividends per Common Share	$0.50	$0.45	$0.08
Dividends per Series 1 Preferred Share	$0.60	$0.60	$0.60
Dividends per Series 2 Preferred Share	$0.85	$0.74	$0.57
Dividends per Series 3 Preferred Share	$1.13	$1.13	$1.13
Dividends per Series 5 Preferred Share	$1.13	$1.13	$1.13
Dividends per Series 7 Preferred Share	$1.15	$1.15	$1.15

Dividend Policy and Restrictions

The declaration and payment of dividends are at the discretion of the Board, which will consider earnings, commodity price outlook, future capital requirements and financial condition of Husky, the satisfaction of the applicable solvency test in Husky’s governing corporate statute, the Business Corporations Act (Alberta) and other relevant factors.

Common Share Dividends

On February 28, 2018, the Board reinstated the quarterly common share cash dividend of $0.075 per share. On July 26, 2018, the Board increased the quarterly common share cash dividend to $0.125 per share.

The Board has the ability to declare dividends in common shares or in cash. Quarterly dividends are declared in an amount expressed in dollars per common share and can be paid by way of issuance of a fraction of a common share per outstanding common share determined by dividing the dollar amount of the dividend by the volume weighted average trading price of the common shares on the principal stock exchange on which the common shares are traded. The volume weighted average trading price of the common shares is calculated by dividing the total value by the total volume of common shares traded over the five-trading-day period immediately prior to the payment date of the dividend on the common shares.

The Company’s dividend policy is reviewed on a regular basis and there can be no assurance that dividends will be declared or the amount of any future dividends.

Husky Energy Inc. | Annual Information Form 2019 | 63

Series 1 Preferred Share Dividends

Holders of Series 1 Preferred Shares were entitled to receive a cumulative quarterly fixed dividend, payable on the last day of March, June, September and December in each year, of 4.45% annually for the initial period ending March 31, 2016, as and when declared by the Board. Thereafter, the dividend rate will be reset every five years at a rate equal to the five-year Government of Canada bond yield plus 1.73%. Holders of Series 1 Preferred Shares had the right, at their option, to convert their shares into Series 2 Preferred Shares, subject to certain conditions, on March 31, 2016. In the first quarter of 2016, Husky announced it did not intend to exercise its right to redeem the Series 1 Preferred Shares on March 31, 2016. As a result, the holders of the Series 1 Preferred Shares had the right to choose to retain any or all of their Series 1 Preferred Shares and continue to receive an annual fixed rate dividend paid quarterly, or convert, on a one-for-one basis, any or all of their Series 1 Preferred Shares into Series 2 Preferred Shares, and receive a floating rate quarterly dividend. Holders of Series 1 Preferred Shares who retained their shares will receive the new fixed rate quarterly dividend applicable to the Series 1 Preferred Shares of 2.404% for the five-year period commencing March 31, 2016 to, but excluding, March 31, 2021. Effective March 31, 2016, Husky had 10,435,932 Series 1 Preferred Shares issued and outstanding. Holders of the Series 1 Preferred Shares will have the opportunity to convert their shares again on March 31, 2021, and on March 31 every five years thereafter as long as the shares remain outstanding.

Series 2 Preferred Share Dividends

Holders of the Series 2 Preferred Shares are entitled to receive a cumulative quarterly floating rate dividend, payable on the last day of March, June, September and December in each year, at a rate equal to the 90-day Government of Canada Treasury Bill yield plus 1.73% as and when declared by the Board. Effective March 31, 2016, Husky had 1,564,068 Series 2 Shares issued and outstanding. Holders of the Series 2 Shares have the right, at their option, to convert their shares into Series 1 Preferred Shares, subject to certain conditions, on March 31, 2021, and on March 31every five years thereafter as long as the shares remain outstanding.

Series 3 Preferred Share Dividends

Holders of the Series 3 Shares are entitled to receive a cumulative quarterly fixed dividend, payable on the last day of March, June, September and December in each year, of 4.50% annually for the initial period ending December 31, 2019 as declared by the Board of Directors. Thereafter, the dividend rate will be reset every five years at the rate equal to the five-year Government of Canada bond yield plus 3.13%. Holders of Series 3 Shares had the right, at their option, to convert their shares into Series 4 Preferred Shares, subject to certain conditions, on December 31, 2019. In the fourth quarter of 2019, Husky announced it did not intend to exercise its right to redeem the Series 3 Preferred Shares on December 31, 2019. As a result, the holders of the Series 3 Preferred Shares had the right to choose to retain any or all of their Series 3 Preferred Shares and continue to receive an annual fixed rate dividend paid quarterly, or convert, on a one-for-one basis, any or all of their Series 3 Preferred Shares into Series 4 Preferred Shares, and receive a floating rate quarterly dividend. Holders of the Series 3 Preferred Shares who retained their shares will receive the new fixed rate quarterly dividend applicable to the Series 3 Preferred Shares of 4.689% for the five-year period commencing December 31, 2019 to, but excluding, December 31, 2024. Effective December 31, 2019, Husky had 10,000,000 Series 3 Preferred Shares issued and outstanding and no Series 4 Preferred Shares were issued due to conditions for the conversion into Series 4 Preferred Shares not being satisfied. Holders of the Series 3 Preferred Shares will have the opportunity to convert their shares again on December 31, 2024, and on December 31 every five years thereafter as long as the shares remain outstanding.

Series 5 Preferred Share Dividends

Holders of the Series 5 Preferred Shares are entitled to receive a cumulative quarterly fixed dividend, payable on the last day of March, June, September and December in each year, of 4.50% annually for the initial period ending March 31, 2020 as declared by the Board. Thereafter, the dividend rate will be reset every five years at the rate equal to the five-year Government of Canada bond yield plus 3.57%. Holders of Series 5 Preferred Shares will have the right, at their option, to convert their shares into Series 6 Preferred Shares, subject to certain conditions, on March 31, 2020 and on March 31 every five years thereafter. Holders of the Series 6 Preferred Shares will be entitled to receive cumulative quarterly floating dividends at a rate equal to the 90-day Government of Canada Treasury Bill yield plus 3.57%.

Series 7 Preferred Share Dividends

Holders of the Series 7 Preferred Shares are entitled to receive a cumulative fixed dividend, payable on the last day of March, June, September and December in each year, of 4.60% annually for the initial period ending June 30, 2020 as declared by the Board. Thereafter, the dividend rate will be reset every five years at the rate equal to the five-year Government of Canada bond yield plus 3.52%. Holders of the Series 7 Preferred Shares will have the right, at their option, to convert their shares into Series 8 Preferred Shares, subject to certain conditions, on June 30, 2020 and on June 30 every five years thereafter. Holders of the Series 8 Preferred Shares will be entitled to receive cumulative quarterly floating dividends at a rate equal to the 90-day Government of Canada Treasury Bill yield plus 3.52%.

Husky Energy Inc. | Annual Information Form 2019 | 64

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

Husky is authorized to issue an unlimited number of no par value common shares. The holders of common shares are entitled to receive notice of and attend all meetings of shareholders, except meetings at which only holders of a specified class or series of shares are entitled to vote, and are entitled to one vote per common share held. Holders of common shares are also entitled to receive dividends as declared by the Board on the common shares payable in whole or in part as a stock dividend in fully paid and non-assessable common shares or by the payment of cash. Holders are also entitled to receive the remaining property of Husky upon dissolution in equal rank with the holders of all other common shares.

If the Board declares a dividend on the common shares payable in whole or in part as a stock dividend, unless otherwise determined by the Board in respect of a particular dividend, the value of the common shares for purposes of each stock dividend declared by the Board shall be deemed to be the volume weighted average trading price of the common shares on the principal stock exchange on which the common shares are traded, calculated by dividing the total value by the total volume of common shares traded over the five trading day period immediately prior to the payment date of the dividend on the common shares.

Preferred Shares

Husky is authorized to issue an unlimited number of no par value preferred shares. The preferred shares as a class have attached thereto the rights, privileges, restrictions and conditions set forth below.

The preferred shares may from time to time be issued in one or more series, and the Board may fix from time to time before such issue the number of preferred shares which is to comprise each series and the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares including, without limiting the generality of the foregoing, any voting rights, the rate or amount of dividends or, the method of calculating dividends, the dates of payment thereof, the terms and conditions of redemption, purchase and conversion if any, and any sinking fund or other provision.

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

In 2011, Husky issued 12 million Series 1 Preferred Shares and authorized the issuance of 12 million Series 2 Preferred Shares. In 2014, Husky issued 10 million Series 3 Preferred Shares and authorized the issuance of 10 million Series 4 Preferred Shares. In 2015, Husky issued 8 million Series 5 Preferred Shares and 6 million Series 7 Preferred Shares and authorized the issuance of 8 million Series 6 Preferred Shares and 6 million Series 8 Preferred Shares. See “Dividends — Dividend Policy and Restrictions — Series 1 Preferred Share Dividends” and “Dividends — Dividend Policy and Restrictions — Series 2 Preferred Share Dividends” and “Dividends — Dividend Policy and Restrictions — Series 3 Preferred Share Dividends” and “Dividends — Dividend Policy and Restrictions — Series 5 Preferred Share Dividends” and “Dividends — Dividend Policy and Restrictions — Series 7 Preferred Share Dividends”. None of the issued preferred shares is entitled to vote, except in accordance with the provisions of the Business Corporations Act (Alberta).

Husky may, at its option, redeem all or any number of the then outstanding Series 1 Preferred Shares, subject to certain conditions, on March 31, 2021 and on March 31 every five years thereafter. Husky may, at its option, redeem all or any number of the then outstanding Series 2 Preferred Shares, subject to certain conditions, on March 31, 2021 and on March 31 every five years thereafter. Husky may, at its option, redeem all or any number of the then outstanding Series 3 Preferred Shares, subject to certain conditions, on December 31, 2024 and on December 31 every five years thereafter. Husky may, at its option, redeem all or any number of the then outstanding Series 5 Preferred Shares, subject to certain conditions, on March 31, 2020 and on March 31 every five years thereafter. Husky may, at its option, redeem all or any number of the then outstanding Series 7 Preferred Shares, subject to certain conditions, on June 30, 2020 and on June 30 every five years thereafter.

Husky Energy Inc. | Annual Information Form 2019 | 65

Liquidity Summary

Overview

The following information relating to Husky’s current credit ratings is provided as it relates to Husky’s financing costs, liquidity and operations. Specifically, credit ratings affect Husky’s ability to obtain short-term and long-term financing and the cost of such financing. Additionally, the Company’s ability to engage in certain collateralized business activities on a cost effective basis depends on Husky’s credit ratings. A reduction in the current rating on Husky’s debt by one or more of its rating agencies, particularly a downgrade below investment grade ratings, or a negative change in Husky’s ratings outlook could adversely affect Husky’s cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings may affect Husky’s ability to enter, and the associated costs of entering, (i) into ordinary course derivative or hedging transactions, which may require Husky to post additional collateral under certain of its contracts if certain adverse events occur with respect to credit ratings, and (ii) into, and maintaining, ordinary course contracts with customers and suppliers on acceptable terms.

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

Husky Energy Inc. | Annual Information Form 2019 | 66

Standard and Poor’s

Standard and Poor’s (S&P) long-term credit ratings are on a rating scale that ranges from AAA (highest) to D (lowest). A rating of BBB by S&P is within the fourth highest of 10 categories and indicates that the obligation exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. The addition of a plus (+) or minus (-) designation after a rating indicates the relative standing within the major rating categories.

S&P began rating Husky’s Series 1 Preferred Shares and Series 2 Preferred Shares, Series 3 Preferred Shares, Series 5 Preferred Shares and Series 7 Preferred Shares on its Canadian preferred share scale on March 18, 2011, December 9, 2014, March 12, 2015 and June 17, 2015, respectively. Preferred share ratings are a forward-looking opinion about the creditworthiness of an issuer with respect to a specific preferred share obligation. There is a direct correspondence between the ratings assigned on the preferred share scale and S&P’s ratings scale for long-term credit ratings. According to S&P’s ratings system, a P-3 (high) rating on the Canadian preferred share rating scale is equivalent to a BB+ rating on the long-term credit rating scale. A rating of BB by S&P is within the fifth highest of 10 categories and indicates that the obligation is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions that could lead to the obligor’s inadequate capacity to meet its financial commitments on the issue.

Dominion Bond Rating Service

Dominion Bond Rating Service’s (DBRS) long-term credit ratings are on a rating scale that ranges from AAA (highest) to D (lowest). A rating of A (low) by DBRS is within the third highest of 10 categories and is assigned to debt securities considered to be of good credit quality. The capacity for payment of financial obligations is substantial, but of lesser credit quality than that of higher rated securities. Entities in the A category may be vulnerable to future events, but qualifying negative factors are considered manageable. The assignment of a “(high)” or “(low)” modifier within each rating category indicates relative standing within such category.

DBRS began rating Husky’s Series 1 Preferred Shares and Series 2 Preferred Shares, Series 3 Preferred Shares, Series 5 Preferred Shares and Series 7 Preferred Shares on its Canadian preferred share scale on March 18, 2011, December 9, 2014, March 12, 2015 and June 17, 2015, respectively. Preferred share ratings are meant to give an indication of the risk that an issuer will not fulfill its full obligations in a timely manner, with respect to both dividend and principal commitments. DBRS preferred share ratings range from Pdf-1 (highest) to D (lowest). According to the DBRS’ ratings system, preferred shares rated Pfd-2 are of satisfactory credit quality where protection of dividends and principal is still substantial, but earnings, the balance sheet and coverage ratios are not as strong as Pfd-1 rated companies.

DBRS began rating Husky’s commercial paper on September 4, 2014. Credit ratings on commercial paper are on a short-term debt rating scale that ranges from R-1 (high) to D1 representing the range of such securities rated from highest to lowest quality. A rating of R-1 (low) by DBRS is the third highest of 10 categories and is assigned to debt securities considered to be of good credit quality. The capacity for the payment of short-term financial obligations as they become due is substantial with overall strength not as favourable as higher rating categories. Entities in this category may be vulnerable to future events, but qualifying negative factors are considered manageable. The R-1 and R-2 commercial paper categories are denoted by (high), (middle) and (low) designations.

Husky Energy Inc. | Annual Information Form 2019 | 67

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

The following table discloses the trading price range and volume of Husky’s common shares traded on the TSX during Husky’s financial year ended December 31, 2019:

	High	Low	Volume (000’s)
January	18.05	13.48	56,599
February	16.02	14.50	32,088
March	14.98	13.24	51,931
April	14.90	13.21	34,792
May	14.62	12.31	32,484
June	13.03	12.18	55,149
July	12.77	9.78	39,416
August	10.18	8.48	43,124
September	10.21	8.61	51,942
October	9.69	8.56	40,615
November	10.56	9.25	67,520
December	10.79	9.26	48,754

The following table discloses the trading price range and volume of the Series 1 Preferred Shares traded on the TSX during Husky’s financial year ended December 31, 2019:

	High	Low	Volume (000’s)
January	14.15	13.01	96
February	14.46	13.05	153
March	13.77	12.49	107
April	13.25	12.40	48
May	13.00	12.00	164
June	13.30	12.01	384
July	13.26	12.01	275
August	12.60	10.13	95
September	11.99	10.93	113
October	11.32	10.46	120
November	11.99	10.73	222
December	12.45	10.48	558

Husky Energy Inc. | Annual Information Form 2019 | 68

The following table discloses the trading price range and volume of the Series 2 Preferred Shares traded on the TSX during Husky’s financial year ended December 31, 2019:

	High	Low	Volume (000’s)
January	14.99	13.74	16
February	14.63	13.93	7
March	14.20	13.00	18
April	13.50	13.10	5
May	13.96	13.00	20
June	13.01	12.37	8
July	13.24	12.85	10
August	13.00	11.24	29
September	11.93	11.20	26
October	11.50	10.98	97
November	12.00	11.02	45
December	12.40	10.90	50

The following table discloses the trading price range and volume of the Series 3 Preferred Shares traded on the TSX during Husky’s financial year ended December 31, 2019:

	High	Low	Volume (000’s)
January	20.39	18.76	75
February	20.47	18.05	174
March	19.60	18.07	145
April	18.99	18.40	128
May	18.97	17.50	216
June	18.67	17.80	164
July	19.22	18.15	146
August	18.20	15.45	154
September	17.15	16.00	470
October	16.57	15.70	301
November	17.35	16.08	260
December	17.47	16.10	253

Husky Energy Inc. | Annual Information Form 2019 | 69

The following table discloses the trading price range and volume of the Series 5 Preferred Shares traded on the TSX during Husky’s financial year ended December 31, 2019:

	High	Low	Volume (000’s)
January	21.50	19.38	129
February	21.65	19.06	188
March	20.41	19.30	164
April	20.75	19.50	99
May	20.88	18.99	137
June	20.20	18.81	147
July	20.46	19.35	96
August	19.21	16.30	111
September	18.52	16.79	246
October	18.17	16.92	118
November	18.60	17.30	162
December	19.00	17.06	294

The following table discloses the trading price range and volume of the Series 7 Preferred Shares traded on the TSX during Husky’s financial year ended December 31, 2019:

	High	Low	Volume (000’s)
January	21.21	19.75	159
February	21.70	19.30	56
March	20.00	19.25	180
April	20.47	19.40	325
May	20.40	18.90	62
June	19.96	18.50	94
July	20.13	19.08	97
August	19.32	15.85	196
September	18.24	17.00	134
October	17.70	16.90	64
November	18.87	17.17	69
December	19.00	16.90	96

Husky Energy Inc. | Annual Information Form 2019 | 70

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

Mr. Li is the Chairman and Group Co-Managing Director of CK Hutchison Holdings Limited. He is also the Chairman and Managing Director of CK Asset Holdings Limited. He is also the Chairman and Executive Director of CK Infrastructure Holdings Limited and CK Life Sciences Int’l., (Holdings) Inc., a Non-Executive Director of Power Assets Holdings Limited and HK Electric Investments Manager Limited which is the trustee-manager of HK Electric Investments, and a Non-Executive Director and the Deputy Chairman of HK Electric Investments Limited. Mr. Li is also the Deputy Chairman of Li Ka Shing Foundation Limited and Li Ka Shing (Global) Foundation (formerly known as Li Ka Shing (Overseas) Foundation), Member Deputy Chairman of Li Ka Shing (Canada) Foundation, and a Non-Executive Director of The Hongkong and Shanghai Banking Corporation Limited.

Mr. Li serves as a member of the Standing Committee of the 12th National Committee of the Chinese People’s Political Consultative Conference of the People’s Republic of China. He is also a member of the Chief Executive’s Council of Advisers on Innovation and Strategic Development of the Hong Kong Specia Administrative Region and Vice Chairman of the Hong Kong General Chamber of Commerce. Mr. Li is the Honorary Consul of Barbados in Hong Kong.

Mr. Li holds a Bachelor of Science degree in Civil Engineering and a Master of Science degree in Civil Engineering, both received from Stanford University in 1987. He obtained an honorary degree, Doctor of Laws, honoris causa (LL.D.) from The University of Western Ontario in 2009.

Fok, Canning K. N. Hong Kong Special Administrative Region	Co-Chair of the Board and Chair of the Compensation Committee	Mr. Fok is an Executive Director and Group Co-Managing Director of CK Hutchison Holdings Limited.

Director since August 2000

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

Husky Energy Inc. | Annual Information Form 2019 | 71

Bradley, Stephen E. Hong Kong Special Administrative Region	Member of the Audit Committee and the Corporate Governance Committee	Mr. Bradley is a Director of Broadlea Group Ltd., Senior Consultant, NEX Group plc (formerly known as ICAP (Asia Pacific) Ltd.).

Director since July 2010

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

Mr. Bradley obtained a Bachelor of Arts degree from Balliol College, Oxford University in 1980 and a post-graduate diploma from Fudan University, Shanghai in 1981. Mr. Bradley is a Member of the Hong Kong Securities and Investment Institute and holds an Institute of Corporate Directors designation (ICD.D).

Ghosh, Asim London, United Kingdom	Member of the Health, Safety and Environment Committee	Mr. Ghosh has been on the Board of Directors of Husky Energy since May 2009 and was President & Chief Executive Officer from June 2010 until his retirement in December 2016.

Director since May 2009

Mr. Ghosh was the Managing Director and Chief Executive Officer of Vodafone Essar Limited (a telecommunications company) from August 1998 until March 2009. From 1991 to 1998 he held senior executive positions and then the position of Chief Executive Officer of the A S Watson Industries subsidiary (a manufacturer of consumer goods) of Hutchison Whampoa Limited. Prior thereto from 1989, Mr. Ghosh was the Chief Executive Officer of the Pepsi Foods (Frito Lay) start up in India.

Mr. Ghosh began his career with Proctor & Gamble in Canada in 1971 and subsequently worked with Rothmans International in what was then its Carling O’Keefe subsidiary from 1980 to 1988, his last position being Senior Vice President of the brewery operations.

Mr. Ghosh was Chairman of the Cellular Operators Association of India and of the National Telecom Committee of the Confederation of Indian Industries. He was an independent Director of Kotak Bank, a listed Indian Bank until 2016, and was on the Board of Directors of Vodafone Essar Limited until February 2010.

Mr. Ghosh received his Master of Business Administration from Wharton School at the University of Pennsylvania, and obtained his undergraduate degree in Electrical Engineering from the Indian Institute of Technology.

Glynn, Martin J. G. British Columbia, Canada	Chair of the Corporate Governance Committee and Member of the Audit Committee and the Compensation Committee	Mr. Glynn is a Director and Chair of Public Sector Pension Investment Board (PSP Investments), and a Director of Sun Life Financial Inc. and Sun Life Assurance Company of Canada.

Director since August 2000

Mr. Glynn was a Director from 2000 to 2006 and President and Chief Executive Officer of HSBC Bank USA N.A. from 2003 until his retirement in 2006. Mr. Glynn was a Director of HSBC Bank Canada from 1999 to 2006 and President and Chief Executive Officer from 1999 to 2003.

Mr. Glynn obtained a Bachelor of Arts (Honours) degree from Carleton University in 1974 and a Master’s degree in Business Administration from the University of British Columbia in 1976.

Husky Energy Inc. | Annual Information Form 2019 | 72

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

	Director since August 2000	Mrs. Kwok was a Director of Shoppers Drug Mart Corporation from 2004 to 2006 and of the Bank of Montreal Group of Companies from 1999 until March 2009.

Mrs. Kwok obtained a Master’s degree in Science from the University of London in 1967.

Kwok, Stanley T. L. British Columbia, Canada	Member of the Health, Safety and Environment Committee	Mr. Kwok is a Director and President of Amara Holdings Inc. He is an independent Non-Executive Director of CK Hutchison Holdings Limited.

Director since August 2000

Mr. Kwok is a Director of Element Lifestyle Retirement Inc. He retired as a Director of the CTBC Bank of Canada in July, 2018.

Mr. Kwok obtained a Bachelor of Science degree (Architecture) from St. John’s University, Shanghai in 1949, and an A.A. Diploma from the Architectural Association School of Architecture in London, England in 1954.

Ma, Frederick S. H. Hong Kong Special Administrative Region	Member of the Audit Committee and the Health, Safety and Environment Committee

Professor Ma was born and educated in Hong Kong. He graduated with a Bachelor of Arts (Honours) degree from The University of Hong Kong in 1973, having majored in economics and history. After graduation, he filled various senior positions at local and overseas banks, financial institutions and major companies, including Chase Manhattan Bank, Royal Bank of Canada Dominion Securities, JP Morgan Chase, Kumagai Gumi (HK) Limited and Pacific Century Cyberworks Limited.

Director since July 2010

In 2002, he joined the Hong Kong SAR Government as Secretary for Financial Services and the Treasury, and assumed the post of Secretary for Commerce and Economic Development in 2007. He resigned in July 2008 due to medical reasons. In October 2008, he was appointed Honorary Professor of the School of Economics and Finance at The University of Hong Kong. Professor Ma was appointed Member of the International Advisory Council of the China Investment Corporation in July 2009. In December 2011, he was appointed Honorary President of Hong Kong Special Schools Council. In January 2013, he was appointed Member of the Global Advisory Council of the Bank of America.

In August of that year, he was appointed Honorary Professor of the Faculty of Business Administration at The Chinese University of Hong Kong. In October 2014, he was conferred Honorary Doctor of Social Sciences by Lingnan University, and in October 2016 he received the same honour from City University of Hong Kong. In April 2017, he was appointed as the Council Chairman of The Education University of Hong Kong in 2017. In March 2018, he was appointed as a Member of the Chief Executive’s Council of Advisers on Innovation and Strategic Development. He is currently an Independent Non-Executive Director of the FWD Group and a Director of New Frontier Corporation.

Husky Energy Inc. | Annual Information Form 2019 | 73

Magnus, George C. Hong Kong Special Administrative Region	Member of the Audit Committee	Mr. Magnus is a Non-Executive Director of CK Hutchison Holdings Limited and CK Infrastructure Holdings Limited, and an independent Non-Executive Director of HK Electric Investments Manager Limited.

Director since July 2010

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

Husky Energy Inc. | Annual Information Form 2019 | 74

Russel, Colin S. Gloucestershire, United Kingdom	Chair of the Health, Safety and Environment Committee and member of the Audit Committee	Mr. Russel is the founder and a Director of Emerging Markets Advisory Services Ltd. (a business advisory company).

Director since February 2008

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

Shaw, Wayne E. Ontario, Canada	Member of the Audit Committee and the Corporate Governance Committee, and the Health, Safety and Environment Committee

Mr. Shaw is the President of G.E. Shaw Investments Limited. Prior to his retirement in April 2013, he was a Senior Partner with Stikeman Elliott LLP, Barristers and Solicitors. Mr. Shaw is also a Director of the Li Ka Shing (Canada) Foundation.

	Director since August 2000	Mr. Shaw holds a Bachelor of Arts degree and a Bachelor of Laws degree, both received from the University of Alberta in 1967. He is a member of the Law Society of Upper Canada.

Shurniak, William Saskatchewan, Canada	Deputy Chair of the Board and Chair of the Audit Committee	Mr. Shurniak was an independent Non-Executive Director of Hutchison Whampoa Limited until June 2015, when he became an independent Non-Executive Director of CK Hutchison Holdings Limited.

	Director since August 2000	From May 2005 to June 2011 he was a Director and Chairman of Northern Gas Networks Limited (a private distributor of natural gas in Northern England).

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

Mr. Shurniak has broad banking experience and he holds Honorary Doctor of Laws degrees from the University of Saskatchewan, the University of Western Ontario and the University of Regina. He was a recipient of the Saskatchewan Centennial Medal from the Lieutenant Governor of Saskatchewan in 2005 and the Saskatchewan Order of Merit by the Government of the Province of Saskatchewan in 2009. He was awarded the Queen Elizabeth II Diamond Jubilee Medal by the Lieutenant Governor of Saskatchewan in 2012, and the Meritorious Service Medal by the Governor General of Canada in 2016.

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

Husky Energy Inc. | Annual Information Form 2019 | 75

Officers

The following are the names and residences of the executive officers of Husky as of the date of this AIF, their positions and offices with Husky and their principal occupations for at least the five preceding years.

Name and Residence	Office or Position	Principal Occupation During Past Five Years
Li, Victor T. K. Hong Kong Special Administrative Region	Co-Chair of the Board

Group Co-Managing Director and Deputy Chairman of CK Hutchison Holdings Limited; Managing Director and Deputy Chairman of CK Asset Holdings Limited (formerly known as Cheung Kong Property Holdings Limited); Chairman and Executive Director of CK Infrastructure Holdings Limited (formerly known as Cheung Kong Infrastructure Holdings Limited) and CK Life Sciences Int’l., (Holdings) Inc.; a Non-Executive Director of Power Assets Holdings Limited and HK Electric Investments Manager Limited which is the trustee-manager of HK Electric Investments; and a Non-Executive Director and the Deputy Chairman of HK Electric Investments Limited.

Fok, Canning K. N. Hong Kong Special Administrative Region	Co-Chair of the Board

Executive Director and Group Co-Managing Director of CK Hutchison Holdings Limited; Chairman and a Director of Hutchison Telecommunications Hong Kong Holdings Limited, Hutchison Telecommunications (Australia) Limited, Hutchison Port Holdings Management Pte. Limited as the trustee-manager of Hutchison Port Holdings Trust, Power Assets Holdings Limited, HK Electric Investments Manager Limited as the trustee-manager of HK Electric Investments, and HK Electric Investments Limited; and Deputy Chairman and an Executive Director of CK Infrastructure Holdings Limited (formerly known as Cheung Kong Infrastructure Holdings Limited).

Shurniak, William Saskatchewan, Canada	Deputy Chair of the Board	Deputy Chair of the Board since August 2000.

Peabody, Robert J. Alberta, Canada	President & Chief Executive Officer	President & Chief Executive Officer of Husky since December 2016. Chief Operating Officer of Husky from April 2006 to December 2016.

Hart, Jeffrey R. Alberta, Canada	Chief Financial Officer	Chief Financial Officer of Husky since November 2018. Acting Chief Financial Officer of Husky from April 2018 to November 2018. Vice President, Controller of Husky from February 2015 to April 2018.

Symonds, Robert W. P. Alberta, Canada	Chief Operating Officer	Chief Operating Officer of Husky since March 2017. Senior Vice President, Western Canada Production of Husky Oil Operations Limited from April 2012 to March 2017.

Girgulis, James D. Alberta, Canada	Senior Vice President, General Counsel & Secretary	Senior Vice President, General Counsel & Secretary since April 2012. Vice President, Legal & Corporate Secretary of Husky from August 2000 to April 2012.

As at February 15, 2020, the directors and executive officers of Husky, as a group, beneficially owned or controlled or directed, directly or indirectly, 944,844.08 common shares of Husky, representing less than 1% of the issued and outstanding common shares.

Husky Energy Inc. | Annual Information Form 2019 | 76

Conflicts of Interest

The executive officers and directors of Husky may also become officers and/or directors of other companies engaged in the oil and gas business generally and which may own interests in oil and gas properties in which Husky holds or may in the future, hold an interest. As a result, situations may arise where the interests of such directors and officers conflict with their interests as directors and officers of other companies. In the case of the directors, the resolution of such conflicts is governed by applicable corporate laws that require that directors act honestly, in good faith and with a view to the best interests of Husky and, in respect of the Business Corporations Act (Alberta), Husky’s governing statute that directors declare, and refrain from voting on, any matter in which a director may have a conflict of interest.

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

Husky Energy Inc. | Annual Information Form 2019 | 77

AUDIT COMMITTEE

Composition

The members of Husky’s Audit Committee (the “Committee”) are William Shurniak (Chair), Stephen E. Bradley, Martin J.G. Glynn, Frederick S. H. Ma, George C. Magnus, Colin S. Russel and Wayne E. Shaw. Each of the members of the Committee is independent in that each member does not have a direct or indirect material relationship with the Company. Multilateral Instrument 52-110 Audit Committees provides that a material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

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

Stephen E. Bradley - Mr. Bradley is a Director of Broadlea Group Ltd., and Senior Consultant NEX Group plc (formerly known as ICAP (Asia Pacific) Ltd.).

Martin J.G. Glynn - Mr. Glynn is the Chairman and a Director of the Public Sector Pension Investment Board and a Director of Sun Life FInancial Inc. and Sun Life Assurance Company of Canada. Mr. Glynn was a Director from 2000 to 2006 and President and Chief Executive Officer of HSBC Bank USA N.A. from 2003 until his retirement in 2006. Mr. Glynn was a Director of HSBC Bank Canada from 1999 to 2006 and President and Chief Executive Officer from 1999 to 2003.

Frederick S. H. Ma - Professor Ma has held senior management positions in international financial institutions and Hong Kong publicly listed companies. He has also held Principal Official positions (minister equivalent) with the Hong Kong Special Administrative Region Government. Professor Ma is currently a member of the International Advisory Council of China Investment Corporation, China’s Sovereign Fund, as well as an Honorary Professor of the University of Hong Kong.

George C. Magnus - Mr. Magnus is a Non-Executive Director of CK Hutchison Holdings Limited and CK Infrastructure Holdings Limited, and an independent Non-Executive Director of HK Electric Investments Manager Limited.

Colin S. Russel - Mr. Russel is the founder and director of Emerging Markets Advisory Services Ltd. Mr. Russel is a director and an audit committee member of CK Infrastructure Holdings Limited, CK Life Sciences Int’l., (Holdings) Inc. and CK Asset Holdings Limited.

Wayne E. Shaw - Mr. Shaw is the President of G.E. Shaw Investments ULC. Prior to his retirement in April 2013, he was a Senior Partner with Stikeman Elliott LLP, Barristers and Solicitors. Mr. Shaw is also a Director of the Li Ka Shing (Canada) Foundation.

The Committee Mandate is attached hereto as Appendix A.

External Auditor Service Fees

The following table provides information about the fees billed to the Company for professional services rendered by KPMG LLP, the Company’s external auditors, during the fiscal years indicated:

($ thousands)	2019	2018
Audit Fees	4,133	3,612
Audit-related Fees	235	249
Tax Fees	283	226

	4,651	4,087

Husky Energy Inc. | Annual Information Form 2019 | 78

Audit fees consist of fees for the audit of the Company’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings, including the Sarbanes-Oxley Act of 2002. Audit-related fees included fees for attest services not required by statute or regulation. Tax fees included fees for tax planning and various taxation matters.

The Committee has the sole authority to review in advance, and grant any appropriate pre-approvals of, all non-audit services to be provided by the independent auditors and to approve fees in connection therewith. The Committee pre-approved all of the audit-related and tax services provided by KPMG LLP in 2019.

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

INTERESTS OF EXPERTS

Certain information relating to the Company’s reserves included in this AIF has been calculated by the Company and audited, reviewed and opined upon as at December 31, 2019 by Sproule. Sproule is an independent petroleum engineering consultant retained by Husky, and such reserves information has been so included in reliance on the opinion and analysis of Sproule, given upon the authority of said firm as experts in reserves engineering. The partners, employees and consultants of Sproule, as a group, beneficially own, directly or indirectly, less than 1% of the Company’s securities of any class.

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

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration, principal shareholders of Husky’s common shares and a description of options to purchase common shares is contained in Husky’s Management Information Circular prepared in connection with the annual meeting of shareholders held on April 26, 2019.

Additional financial information is provided in Husky’s audited consolidated financial statements and management’s discussion and analysis (“MD&A”) for the financial year ended December 31, 2019.

Additional information relating to Husky Energy Inc. is available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov.

Husky Energy Inc. | Annual Information Form 2019 | 79

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

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “schedules” and “outlook”). In particular, forward-looking statements in this AIF include, but are not limited to, references to:

•

with respect to the business, operations and results of the Company generally: the Company’s general strategic plans and growth strategies; expected effects of abandonment and reclamation costs, development costs and operating costs on anticipated development or production activities on properties with attributed reserves and on properties with no attributed reserves; scheduled timing of development of the Company’s proved and probable undeveloped reserves; expected sources of funding for future development costs; estimates of the forecasted costs of developing the Company’s proved and proved plus probable reserves as at December 31, 2019; the Company’s 2020 production estimates broken down by product type and location; and anticipated effects of and cost of compliance with certain future or proposed laws and regulations on the Company’s operations;

•

with respect to the Company’s thermal developments in the Integrated Corridor: estimated production and expected timing of first production from the Spruce Lake Central, Spruce Lake North, Spruce Lake East, Edam Central and Dee Valley 2 projects; plans to drill two new sustainment pads, and timing for a major plant turnaround, at the Tucker Thermal Project; and timing for a turnaround on Plant 1B at the Sunrise Energy Project;

•	with respect to the Company’s Western Canada operations in the Integrated Corridor: strategic and drilling plans; and timing to complete the sale of certain assets in the Hussar area;

•	with respect to the Company’s infrastructure and marketing business in the Integrated Corridor: growth projects for HMLP; and the expansion of the Hardisty terminal;

•	with respect to the Company’s Canadian refined products business in the Integrated Corridor, the potential sale of the Canadian Retail and Commercial Fuels Network;

•

with respect to the Company’s U.S. refining and marketing business in the Integrated Corridor: the expected timing of ramp-up to full rates at the Lima Refinery; the expected timeframe, and investment, for the rebuild of the Superior Refinery and the timing that operations will resume; and anticipation that a substantial portion of the investment to rebuild the Superior Refinery will be recovered from property damages insurance and that lost income through April 2020 will be compensated by business interruption insurance;

•

with respect to the Company’s Offshore business in Asia Pacific: the expected timing of construction of, and first gas production from, Liuhua 29-1; target production from Liuhua 29-1 when fully ramped up; drilling plans for Block 15/33; the expected timing of drilling five MDA field production wells and two MBH field production wells, and the expected timing of first gas production and sales therefrom; timing for the development of a floating production unit at MDA and MBH; and the expected timing of development and tie-in of the additional MDK shallow water field; and

•

with respect to the Company’s Offshore business in Atlantic, development and construction plans, expected timing of first oil and expected volume and timing of peak production, at the West White Rose Project.

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

Husky Energy Inc. | Annual Information Form 2019 | 80

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

•

with respect to the Company’s Offshore business in Asia Pacific and Atlantic and upstream operations in the Integrated Corridor (including the infrastructure and marketing and Canadian refined products businesses): the accuracy of future production rates and reserve estimates; the securing of sales agreements to underpin the commercial development and regulatory approvals for the development of the Company’s properties; the absence of significant delays in the procurement, development, construction or commissioning of the Company’s projects, for which the Company or a third party is the designated operator, that may result from the inability of suppliers to meet their commitments, lack of regulatory or third-party approvals or other governmental actions, harsh weather or other calamitous event; the absence of significant disruption of operations such as may result from harsh weather, natural disaster, accident, civil unrest or other calamitous event; the absence of significant unexpected technological or commercial difficulties that adversely affect exploration, development, production, processing or transportation; the sufficiency of budgeted capital expenditures in carrying out planned activities; and the absence of significant increases in the cost of major growth projects; and

•

with respect to the Company’s downstream operations in the Integrated Corridor: the absence of significant delays in the development, construction or commissioning of the Company’s projects that may result from the inability of suppliers to meet their commitments, lack of regulatory or third-party approvals or other governmental actions, harsh weather or other calamitous event; the absence of significant disruption of operations such as may result from harsh weather, natural disaster, accident, civil unrest or other calamitous event; the absence of significant unexpected technological or commercial difficulties that adversely affect processing or transportation; the sufficiency of budgeted capital expenditures in carrying out planned activities; and the absence of significant increase in the cost of major growth projects.

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

Husky Energy Inc. | Annual Information Form 2019 | 81

and some are unique to Husky. The risks, uncertainties and other factors, many of which are beyond Husky’s control, that could cause actual results to differ (potentially significantly) from those expressed in the forward-looking statements include, but are not limited to:

•

with respect to the business, operations and results of the Company generally: those risks, uncertainties and other factors described under “Risk Factors” in this AIF and throughout the Company’s MD&A for the year ended December 31, 2019; the demand for the Company’s products and prices received for crude oil and natural gas production and refined petroleum products; the economic conditions of the markets in which the Company conducts business; the exchange rate between the Canadian and U.S. dollar; the foreign currency risk relating to gas and liquids sales agreements which are denominated in Chinese Yuan; the ability to replace reserves of oil and gas, whether sourced from exploration, improved recovery or acquisitions; potential actions of governments, regulatory authorities and other stakeholders that may impose operating costs or restrictions in the jurisdictions where the Company has operations; changes to royalty regimes; changes to government fiscal, monetary and other financial policies; changes in workforce demographics; and the cost and availability of capital, including access to capital markets at acceptable rates;

•

with respect to the Company’s Offshore business in Asia Pacific and Atlantic and upstream operations in the Integrated Corridor (including the infrastructure and marketing and Canadian refined products businesses): the availability of prospective drilling rights; the costs to acquire exploration rights, undertake geological studies, appraisal drilling and project development; the availability and cost of labour, technical expertise, material and equipment to efficiently, effectively and safely undertake capital projects; the costs to operate properties, plants and equipment in an efficient, reliable and safe manner; prevailing climatic conditions in the Company’s operating locations; regulations to deal with climate change issues; the competitive actions of other companies, including increased competition from other oil and gas companies; business interruptions because of unexpected events such as fires, blowouts, freeze-ups, equipment failures and other similar events affecting the Company or other parties whose operations or assets directly or indirectly affect the Company and that may or may not be financially recoverable; the co-operation of business partners especially where the Company is not operator of production projects or developments in which it has an interest; the inability to obtain regulatory approvals to operate existing properties or develop significant growth projects; risk associated with transportation of production or product to market or transportation of feedstock to processing facilities resulting from an interruption in pipeline and other transportation services both owned and contracted, due to calamitous event or regulatory obligation; and the inability to reach estimated production levels from existing and future oil and gas development projects as a result of technological or commercial difficulties; the continued availability of third-party owned equipment for operations; and

•

with respect to the Company’s downstream operations in the Integrated Corridor: the costs to operate properties, plants and equipment in an efficient, reliable and safe manner; regulatory (environmental, license to operate, social and political) and prevailing climatic conditions in the Company’s operating locations; regulations to deal with climate change issues; the competitive actions of other companies, including increased competition from other oil and gas companies; business interruptions because of unexpected events such as fires, loss of containment, freeze-ups, equipment failures and other similar events affecting Husky or other parties whose operations or assets directly or indirectly affect the Company and that may or may not be financially recoverable; risk associated with transportation of production or product to market or transportation of feedstock to processing facilities resulting from an interruption in pipeline and other transportation services both owned and contracted, due to calamitous event or regulatory obligation; and the inability to obtain regulatory approvals to operate existing properties or develop significant growth projects.

These and other factors are discussed throughout this AIF and in the MD&A for the year ended December 31, 2019, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

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

This AIF contains the term “funds from operations”, which is a non-GAAP measure that does not have a standardized meaning prescribed by IFRS and therefore is unlikely to be comparable to similar measures presented by other issues. It is common in the reports of other companies but may differ by definition and application. Funds from operations should not be considered an alternative to, or more meaningful than, ”cash flow - operating activities” as determined in accordance with IFRS, as an indicator of financial performance. Funds from operations equals cash flow - operating activities excluding change in non-cash working capital. Management believes that impacts of non-cash working capital items on cash flow - operating activities may reduce comparability between periods, accordingly, funds from operations is presented in the Company’s financial reports to assist management and investors in analyzing operating performance of the Company in the stated period compared to prior periods.

Husky Energy Inc. | Annual Information Form 2019 | 82

Disclosure of Oil and Gas Information

Unless otherwise indicated: (i) reserves estimates have been prepared by internal qualified reserves evaluators in accordance with the Canadian Oil and Gas Evaluation Handbook, has been audited and reviewed by Sproule, an independent qualified reserves auditor, have an effective date of December 31, 2019 and represent the Company’s working interest share (ii) projected and historical production volumes quoted are gross, which represents the total or the Company’s working interest, as applicable share before deduction of royalties (iii) all Husky working interest production volumes quoted are before deduction of royalties; and (iv) historical production volumes provided are for the year ended December 31, 2019.

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

The Company uses the term reserves replacement ratio, which is consistent with other oil and gas companies’ disclosures. Reserves replacement ratios for a given period are determined by taking the Company’s incremental proved reserve additions for that period divided by the Company’s Upstream gross production for the same period. The reserves replacement ratio measures the amount of reserves added to a company’s reserves base during a given period relative to the amount of oil and gas produced during that same period. A company’s reserves replacement ratio must be at least 100% for the company to maintain its reserves. The reserves replacement ratio only measures the amount of reserves added to a company’s reserve base during a given period. Reserves replacement ratios that exclude economic factors will exclude the impacts that changing oil and gas prices, inflation, and exchange rates and the regulatory curtailment imposed by the Alberta government have.

This document includes an estimate of net pay thickness at White Rose A-78, which estimate may be considered to be anticipated results under NI 51-101. The estimate was prepared internally. The risks and uncertainties associated with recovery of resources from A-78 include, but are not limited to: that Husky may encounter unexpected drilling results; the occurrence of unexpected events in the exploration for, and the operation and development of, oil and gas; delays in anticipated timing of drilling and completion of wells; geological, technical, drilling and processing problems; and other difficulties in producing petroleum reserves.

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

Husky Energy Inc. | Annual Information Form 2019 | 83

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

Husky Energy Inc. | Annual Information Form 2019 | 84

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

Husky Energy Inc. | Annual Information Form 2019 | 85

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

14.

Meet with management to discuss any relevant significant recommendations that the external auditors may have, particularly those characterized as ’material’ or ’serious’ (typically, such recommendations will be presented by the external auditors in the form of a Letter of Comments and Recommendations to the Committee) and review the responses of management to the Letter of Comments and Recommendations and receive follow-up reports on action taken concerning the aforementioned recommendations.

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

Husky Energy Inc. | Annual Information Form 2019 | 86

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

Effective Date: May 6, 2014

Husky Energy Inc. | Annual Information Form 2019 | 87

Appendix B

Husky Energy Inc.

Report on Reserves Data by Independent Qualified Reserves Auditor

To the board of directors of Husky Energy Inc. (the “Company”):

(1)

We have audited or reviewed the Company’s reserves data as at December 31, 2019. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2019, estimated using forecast prices and costs.

(2)	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our audit and review.

(3)

We carried out our audit and review in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook as amended from time to time (the “COGE Handbook”), maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter).

(4)

Those standards require that we plan and perform an audit and review to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An audit and review also includes assessing whether the reserves data are in accordance with the principles and definitions presented in the COGE Handbook.

(5)

The following table shows the net present value of future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10%, included in the reserves data of the Company audited and reviewed for the year ended December 31, 2019, and identifies the respective portions thereof that we have audited and reviewed and reported on to the Company’s management and board of directors.

Independent Qualified Reserves Evaluator or Auditor	Effective Date	Location of Reserves (Country)	Net Present Value of Future Net Revenue (Before Income Taxes,10% Discount Rate)
			Audited (MM$)	Evaluated	Reviewed		Total (MM$)(2)
Sproule Associates	December 31, 2019	Canada	15,796.4	Nil	(59.8	)(1)	15,736.7
Limited		China	4,334.8	Nil	—		4,334.8
		Indonesia	779.2	Nil	—		779.2

			20,910.4	Nil	(59.8	)(1)	20,850.6

(1)	Negative NPV10 results from inclusion of Canadian Abandonment and Reclamation costs for all existing assets
(2)	Numbers may not add due to rounding

(6)

In our opinion, the reserves data audited by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

(7)	We have no responsibility to update our report referred to in paragraph 5 for events and circumstances occurring after the effective date of our report.

(8)	Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Sproule Associates Limited

Calgary, Alberta

January 31, 2020

/s/ Art McMullen, P. Eng.	/s/ Alec Kovaltchouk, P. Geo.
Art McMullen, P. Eng.	Alec Kovaltchouk, P. Geo.
Senior Manager, Engineering and Regional Director, Asia Pacific	VP, Geoscience

/s/ Charles Wong	/s/ Cameron P. Six, P. Eng.
Charles Wong, P. Eng.	Cameron P. Six, P. Eng.
Petroleum Engineer	President and Chief Executive Officer

Husky Energy Inc. | Annual Information Form 2019 | 88

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

The Audit Committee of the board of directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Audit Committee, approved:

a.	the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;

b.	the filing of Form 51-101F2, which is the report of the independent qualified reserves auditor on the reserves data; and

c.	the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

/s/ Robert J. Peabody	February 26, 2020
Robert J. Peabody President & Chief Executive Officer

/s/ Robert W. P. Symonds	February 26, 2020
Robert W. P. Symonds Chief Operating Officer

/s/ William Shurniak	February 26, 2020
William Shurniak Director

/s/ Stephen E. Bradley	February 26, 2020
Stephen E. Bradley Director

Husky Energy Inc. | Annual Information Form 2019 | 89

Appendix D

Husky Energy Inc.

Independent Qualified Reserves Auditor Audit Opinion

Husky Energy Inc.

707 - 8th Avenue S.W.

Calgary, Alberta

T2P 3G7

Attention: Mr. Richard Leslie, Director, Reserves

Re: Audit of Husky Energy Inc.’s 2019 Year-End Reserves

As requested by Husky Energy Inc. (“Husky” or the “Company”), Sproule has conducted an audit of Husky’s reserves estimates and the respective net present values as at December 31, 2019. Husky internally evaluates all of their properties. Husky’s detailed reserves information was provided to us for this audit. Sproule’s responsibility is to express an independent opinion on the reasonableness of the reserves estimates and the respective net present value estimates, in the aggregate, based on our audit tests and to assess the quality of the Company’s processes and guidelines applied in the preparation of the reserves information.

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

For the 2019 year-end audit Sproule also reviewed the internal Husky reserve evaluation for all of the intermediate and minor properties that were not audited. Thus, for the 2019 year-end Sproule has either audited or reviewed every Husky property that was assigned reserves.

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

The results of the Husky internally generated reserves and net present values (based on forecast prices) supplied to us as part of the audit process are summarized below:

Husky Energy Inc. Internally Evaluated Reserves and Net Present Values Forecast Prices and Costs As of December 31, 2019
	Working Interest Before Royalty Company Share of Remaining Reserves (mmboe)	Company Share of Net Present Value Before Income Tax (MM$) @ 10%
Total Proved	1,431	12,292
Total Proved Plus Probable	2,105	20,851

Sincerely,

Sproule Associates Limited

/s/ Cameron P. Six, P. Eng.
Cameron P. Six, P. Eng. President and Chief Executive Officer Calgary, Alberta January 31, 2020

Husky Energy Inc. | Annual Information Form 2019 | 90

Document B

Form 40-F

Consolidated Financial Statements and

Auditors’ Report to Shareholders

For the Year Ended December 31, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Husky Energy Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Husky Energy Inc. (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 26, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 3(ab) to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2019 due to the adoption of International Financial Reporting Standard 16, Leases.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of the recoverable amount of the Northern, Rainbow, Sunrise and White Rose cash generating units

As discussed in note 9 to the consolidated financial statements, the Company recorded an impairment charge of $2,240 million related to the Northern, Rainbow, Sunrise and White Rose cash generating units (collectively the “CGUs”). The Company identified an indicator of impairment at December 31, 2019 for the CGUs and performed an impairment test to estimate the recoverable amount of the CGUs. The estimated recoverable amount of the CGUs involves numerous estimates, including the cash flows associated with the estimated proved and probable oil and gas reserves, and for the White Rose cash generating unit the possible reserves, and the discount rate. The estimation of proved, probable and possible oil and gas reserves involves the expertise of qualified reserves evaluators, who take into consideration assumptions related to forecasted production, forecasted operating, royalty and capital cost assumptions and forecasted oil and gas prices (“reserve assumptions”). The Company engages independent qualified reserves evaluators to audit the estimate of proved and probable oil and gas reserves associated with the CGUs.

We identified the assessment of the recoverable amount of the CGUs as a critical audit matter. Complex auditor judgment was required in evaluating the Company’s estimate of the proved and probable oil and gas reserves for the CGUs, and for the White Rose cash generating unit the possible reserves, and the discount rate, which were inputs into the calculation of the recoverable amount of the CGUs. Auditor judgment was also required to evaluate the reserve assumptions used in the estimate of the reserves associated with the CGUs.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company’s determination of the recoverable amount of the CGUs, including controls related to the development of the discount rate and the estimation of the oil and gas reserves associated with the CGUs. We evaluated the competence, capabilities and objectivity of the independent qualified reserves evaluators engaged by the Company, who audited the estimate of proved and probable oil and gas reserves associated with the CGUs. We evaluated the competence, capabilities and objectivity of the internal qualified reserves evaluators who estimated the possible oil reserves associated with the White Rose cash generating unit. We evaluated the methodology used by the independent qualified reserves evaluators to audit the estimate of proven and probable reserves associated with the CGUs for compliance with regulatory standards. We evaluated the methodology used by the internal qualified reserves evaluators to estimate the possible oil reserves associated with White Rose cash generating unit for compliance with regulatory standards. We compared the 2019 actual production, operating, royalty and capital costs of the Company to those estimates used in the prior year’s estimate of proved reserves to assess the Company’s ability to accurately forecast. We compared the forecasted commodity prices used in the estimate of proved, probable and possible reserves to those published by other reserve engineering companies. We compared estimates of forecasted production, forecasted operating, royalty and capital cost assumptions used in the estimate of proved, probable and possible reserves to historical results. We involved a valuation professional with specialized skills and knowledge, who assisted in evaluating the Company’s discount rate, by comparing it against market data and other external data. The valuations specialist estimated the recoverable amount of the CGUs using the estimate of the cash flows associated with the CGUs’ reserves and the discount rate evaluated by the specialist and compared the results to market data and other external pricing data.

Assessment of the recoverable amount of the Lima cash generating unit

As discussed in note 11 to the consolidated financial statements, the goodwill balance as of December 31, 2019 was $656 million, all of which relates to the Company’s Lima refinery. The Lima refinery is a cash generating unit (“Lima CGU”) and is tested for impairment on an annual basis or when circumstances indicate that the carrying value may be impaired. The estimated recoverable amount of the Lima CGU involves numerous assumptions, including the estimated future revenue net of oil purchases used in the production of gas, diesel and other petroleum products, future capital expenditures and the discount rate.

We identified the assessment of the recoverable amount of the Lima CGU as a critical audit matter. The estimated recoverable amount of the Lima CGU was subject to estimates and judgment in determining the future cash flows associated with the CGU, and therefore resulted in the application of a higher degree of auditor judgment. Complex auditor judgment was required in evaluating estimated future revenue net of oil purchases used in the production of gas, diesel and other petroleum products, future capital expenditures and the discount rate.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls related to the assessment of the recoverable amount of the Lima CGU, including controls related to the development of the estimated future revenue net of oil purchases, future capital expenditures and discount rate assumptions. We performed sensitivity analyses over the estimated future revenue net of oil purchases, future capital expenditures and discount rate assumptions to assess their impact on the Company’s determination that the recoverable amount of the Lima CGU exceeded its carrying value. We compared the Company’s historical revenue net of oil purchases and capital expenditure forecasts to actual results to assess the Company’s ability to accurately forecast. We involved a valuation professional with specialized skills and knowledge, who assisted in evaluating the Company’s discount rate, by comparing it against market data and other external data. The valuations professional estimated the recoverable amount of the Lima CGU using the cash flow forecast of the Lima CGU and the discount rate evaluated by the specialist and compared the result to market data and other external pricing data.

Assessment of the impact of estimated oil and gas reserves on depletion expense related to oil and gas properties

As discussed in Note 3(d) to the consolidated financial statements, the Company depletes its oil and gas properties using the unit-of-production method. Under such method, capitalized costs are depleted over proved developed reserves of the particular field, except in the case of assets whose useful life is shorter or longer than the lifetime of the proved developed reserves of that field, in which case either the straight-line method or a unit-of-production method based on total proved plus probable reserves is applied as appropriate in the circumstances. As indicated in Note 9, for the year ended December 31, 2019, the Company recorded depletion expense related to oil and gas properties of $1,842 million. The estimation of proved and probable oil and gas reserves, which are used in the calculation of depletion expense, involves the expertise of qualified reserves evaluators, who take into consideration reserve assumptions. The Company engages independent qualified reserves evaluators to audit the Company’s proved and probable oil and gas reserves.

We identified the assessment of the impact of estimated proved and probable oil and gas reserves on the calculation of depletion expense as a critical audit matter. Complex auditor judgment was required in evaluating the Company’s estimate of proved and probable oil and gas reserves, which was an input to the calculation of depletion expense. Auditor judgment was also required to evaluate the reserve assumptions used to estimate the proved and probable reserves.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the calculation of depletion expense, including controls over the estimation of proved and probable oil and gas reserves. We analyzed and assessed the calculation of depletion expense for compliance with regulatory standards. We evaluated the competence, capabilities and objectivity of the independent qualified reserves evaluators engaged by the Company, who audited the proved and probable oil and gas reserves. We evaluated the methodology used by the independent qualified reserves evaluators to audit the estimate of proved and probable reserves for compliance with regulatory standards. We compared the Company’s 2019 actual production, operating, royalty and capital costs to those estimates used in the prior year estimate of proved reserves to assess the Company’s ability to accurately forecast. We compared the forecasted commodity prices used in the estimate of proved and probable reserves to those published by other reserve engineering companies. We compared estimates of forecasted production, forecasted operating, royalty and capital cost assumptions used in the estimate of proved and probable reserves to historical results.

/s/ KPMG LLP
KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 1951.

Calgary, Canada
February 26, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Husky Energy Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Husky Energy Inc.’s (the Company) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2018, the related consolidated statements of income (loss), comprehensive income (loss), shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated February 26, 2020 expressed an unqualified opinion on those consolidated financial statements.

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
February 26, 2020

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

The Company maintains systems of internal accounting and administrative controls. These systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are properly accounted for and adequately safeguarded. Management’s evaluation concluded that the Company’s internal control over financial reporting was effective as of December 31, 2019. The system of internal controls is further supported by an internal audit function.

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

“Jeffrey R. Hart”

Jeffrey R. Hart

Chief Financial Officer

Calgary, Canada
February 26, 2020

Husky Energy Inc. | Consolidated Financial Statements | 1

Independent auditor’s report

To the Shareholders and Board of Directors of Husky Energy Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Husky Energy Inc. (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 26, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 3(ab) to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2019 due to the adoption of International Financial Reporting Standard 16, Leases.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Husky Energy Inc. | Consolidated Financial Statements | 2

Assessment of the recoverable amount of the Northern, Rainbow, Sunrise and White Rose cash generating units

As discussed in note 9 to the consolidated financial statements, the Company recorded an impairment charge of $2,240 million related to the Northern, Rainbow, Sunrise and White Rose cash generating units (collectively the “CGUs”). The Company identified an indicator of impairment at December 31, 2019 for the CGUs and performed an impairment test to estimate the recoverable amount of the CGUs. The estimated recoverable amount of the CGUs involves numerous estimates, including the cash flows associated with the estimated proved and probable oil and gas reserves, and for the White Rose cash generating unit the possible reserves, and the discount rate. The estimation of proved, probable and possible oil and gas reserves involves the expertise of qualified reserves evaluators, who take into consideration assumptions related to forecasted production, forecasted operating, royalty and capital cost assumptions and forecasted oil and gas prices (“reserve assumptions”). The Company engages independent qualified reserves evaluators to audit the estimate of proved and probable oil and gas reserves associated with the CGUs.

We identified the assessment of the recoverable amount of the CGUs as a critical audit matter. Complex auditor judgment was required in evaluating the Company’s estimate of the proved and probable oil and gas reserves for the CGUs, and for the White Rose cash generating unit the possible reserves, and the discount rate, which were inputs into the calculation of the recoverable amount of the CGUs. Auditor judgment was also required to evaluate the reserve assumptions used in the estimate of the reserves associated with the CGUs.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company’s determination of the recoverable amount of the CGUs, including controls related to the development of the discount rate and the estimation of the oil and gas reserves associated with the CGUs. We evaluated the competence, capabilities and objectivity of the independent qualified reserves evaluators engaged by the Company, who audited the estimate of proved and probable oil and gas reserves associated with the CGUs. We evaluated the competence, capabilities and objectivity of the internal qualified reserves evaluators who estimated the possible oil reserves associated with the White Rose cash generating unit. We evaluated the methodology used by the independent qualified reserves evaluators to audit the estimate of proven and probable reserves associated with the CGUs for compliance with regulatory standards. We evaluated the methodology used by the internal qualified reserves evaluators to estimate the possible oil reserves associated with White Rose cash generating unit for compliance with regulatory standards. We compared the 2019 actual production, operating, royalty and capital costs of the Company to those estimates used in the prior year’s estimate of proved reserves to assess the Company’s ability to accurately forecast. We compared the forecasted commodity prices used in the estimate of proved, probable and possible reserves to those published by other reserve engineering companies. We compared estimates of forecasted production, forecasted operating, royalty and capital cost assumptions used in the estimate of proved, probable and possible reserves to historical results. We involved a valuation professional with specialized skills and knowledge, who assisted in evaluating the Company’s discount rate, by comparing it against market data and other external data. The valuations specialist estimated the recoverable amount of the CGUs using the estimate of the cash flows associated with the CGUs’ reserves and the discount rate evaluated by the specialist and compared the results to market data and other external pricing data.

Assessment of the recoverable amount of the Lima cash generating unit

As discussed in note 11 to the consolidated financial statements, the goodwill balance as of December 31, 2019 was $656 million, all of which relates to the Company’s Lima refinery. The Lima refinery is a cash generating unit (“Lima CGU”) and is tested for impairment on an annual basis or when circumstances indicate that the carrying value may be impaired. The estimated recoverable amount of the Lima CGU involves numerous assumptions, including the estimated future revenue net of oil purchases used in the production of gas, diesel and other petroleum products, future capital expenditures and the discount rate.

We identified the assessment of the recoverable amount of the Lima CGU as a critical audit matter. The estimated recoverable amount of the Lima CGU was subject to estimates and judgment in determining the future cash flows associated with the CGU, and therefore resulted in the application of a higher degree of auditor judgment. Complex auditor judgment was required in evaluating estimated future revenue net of oil purchases used in the production of gas, diesel and other petroleum products, future capital expenditures and the discount rate.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls related to the assessment of the recoverable amount of the Lima CGU, including controls related to the development of the estimated future revenue net of oil purchases, future capital expenditures and discount rate assumptions. We performed sensitivity analyses over the estimated future revenue net of oil purchases, future capital expenditures and discount rate assumptions to assess their impact on the Company’s determination that the recoverable amount of the Lima CGU exceeded its carrying value. We compared the Company’s historical revenue net of oil purchases and capital expenditure forecasts to actual results to assess the Company’s ability to accurately forecast. We involved a valuation professional with specialized skills and knowledge, who assisted in evaluating the Company’s discount rate, by comparing it against market data and other external data. The valuations professional estimated the recoverable amount of the Lima CGU using the cash flow forecast of the Lima CGU and the discount rate evaluated by the specialist and compared the result to market data and other external pricing data.

Husky Energy Inc. | Consolidated Financial Statements | 3

Assessment of the impact of estimated oil and gas reserves on depletion expense related to oil and gas properties

As discussed in Note 3(d) to the consolidated financial statements, the Company depletes its oil and gas properties using the unit-of-production method. Under such method, capitalized costs are depleted over proved developed reserves of the particular field, except in the case of assets whose useful life is shorter or longer than the lifetime of the proved developed reserves of that field, in which case either the straight-line method or a unit-of-production method based on total proved plus probable reserves is applied as appropriate in the circumstances. As indicated in Note 9, for the year ended December 31, 2019, the Company recorded depletion expense related to oil and gas properties of $1,842 million. The estimation of proved and probable oil and gas reserves, which are used in the calculation of depletion expense, involves the expertise of qualified reserves evaluators, who take into consideration reserve assumptions. The Company engages independent qualified reserves evaluators to audit the Company’s proved and probable oil and gas reserves.

We identified the assessment of the impact of estimated proved and probable oil and gas reserves on the calculation of depletion expense as a critical audit matter. Complex auditor judgment was required in evaluating the Company’s estimate of proved and probable oil and gas reserves, which was an input to the calculation of depletion expense. Auditor judgment was also required to evaluate the reserve assumptions used to estimate the proved and probable reserves.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the calculation of depletion expense, including controls over the estimation of proved and probable oil and gas reserves. We analyzed and assessed the calculation of depletion expense for compliance with regulatory standards. We evaluated the competence, capabilities and objectivity of the independent qualified reserves evaluators engaged by the Company, who audited the proved and probable oil and gas reserves. We evaluated the methodology used by the independent qualified reserves evaluators to audit the estimate of proved and probable reserves for compliance with regulatory standards. We compared the Company’s 2019 actual production, operating, royalty and capital costs to those estimates used in the prior year estimate of proved reserves to assess the Company’s ability to accurately forecast. We compared the forecasted commodity prices used in the estimate of proved and probable reserves to those published by other reserve engineering companies. We compared estimates of forecasted production, forecasted operating, royalty and capital cost assumptions used in the estimate of proved and probable reserves to historical results.

/s/ KPMG LLP KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 1951.

Calgary, Canada

February 26, 2020

Husky Energy Inc. | Consolidated Financial Statements | 4

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

(millions of Canadian dollars)	December 31, 2019	December 31, 2018
Assets
Current assets
Cash and cash equivalents (note 4)	1,775	2,866
Accounts receivable (notes 5, 25)	1,499	1,355
Income taxes receivable	30	112
Inventories (note 6)	1,486	1,232
Prepaid expenses	148	123

	4,938	5,688
Restricted cash (notes 7, 17)	142	128
Exploration and evaluation assets (note 8)	643	997
Property, plant and equipment, net (note 9)	23,623	25,800
Right-of-use assets, net (note 10)	1,202	—
Goodwill (note 11)	656	690
Investment in joint ventures (note 12)	1,182	1,319
Long-term income taxes receivable	212	243
Other assets (note 13)	524	360

Total Assets	33,122	35,225

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities (note 15)	3,465	3,159
Short-term debt (note 16)	550	200
Long-term debt due within one year (note 16)	400	1,433
Lease liabilities (note 10)	109	—
Asset retirement obligations (note 17)	112	202

	4,636	4,994
Long-term debt (note 16)	4,570	4,114
Other long-term liabilities (note 18)	454	1,107
Lease liabilities (note 10)	1,353	—
Asset retirement obligations (note 17)	2,643	2,222
Deferred tax liabilities (note 19)	2,170	3,174

Total Liabilities	15,826	15,611

Shareholders’ equity
Common shares (note 20)	7,293	7,293
Preferred shares (note 20)	874	874
Contributed surplus	2	2
Retained earnings	8,365	10,273
Accumulated other comprehensive income	748	1,160
Non-controlling interest	14	12

Total Shareholders’ Equity	17,296	19,614

Total Liabilities and Shareholders’ Equity	33,122	35,225

The accompanying notes to the consolidated financial statements are an integral part of these statements.

On behalf of the Board:

“Robert J. Peabody”	“William Shurniak”
Robert J. Peabody	William Shurniak
Director	Director

Husky Energy Inc. | Consolidated Financial Statements | 5

Consolidated Statements of Income (Loss)

	Years ended December 31,
(millions of Canadian dollars, except share data)	2019	2018
Gross revenues	20,117	21,919
Royalties	(323)	(335)
Marketing and other	189	668

Revenues, net of royalties	19,983	22,252

Expenses
Purchases of crude oil and products	12,817	14,555
Production, operating and transportation expenses (note 21)	3,017	2,803
Selling, general and administrative expenses (note 21)	693	654
Depletion, depreciation, amortization and impairment (notes 9, 10)	5,496	2,591
Exploration and evaluation expenses (note 8)	547	149
Gain on sale of assets (note 9)	(8)	(4)
Other – net (note 13)	(584)	(591)

	21,978	20,157

Earnings (loss) from operating activities	(1,995)	2,095

Share of equity investment income (note 12)	59	69

Financial items (note 22)
Net foreign exchange gain	44	14
Finance income	74	64
Finance expenses	(351)	(314)

	(233)	(236)

Earnings (loss) before income taxes	(2,169)	1,928

Provisions for (recovery of) income taxes (note 19)
Current	175	75
Deferred	(974)	396

	(799)	471

Net earnings (loss)	(1,370)	1,457

Earnings (loss) per share (note 20)
Basic	(1.40)	1.41
Diluted	(1.41)	1.40
Weighted average number of common shares outstanding (note 20)
Basic (millions)	1,005.1	1,005.1
Diluted (millions)	1,005.1	1,006.1

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Husky Energy Inc. | Consolidated Financial Statements | 6

Consolidated Statements of Comprehensive Income (Loss)

	Years ended December 31,
(millions of Canadian dollars)	2019	2018
Net earnings (loss)	(1,370)	1,457
Other comprehensive income (loss)
Items that will not be reclassified into earnings, net of tax:
Remeasurements of pension plans (note 23)	—	46
Items that may be reclassified into earnings, net of tax:
Derivatives designated as cash flow hedge	(6)	(13)
Equity investment – share of other comprehensive loss	(2)	(2)
Exchange differences on translation of foreign operations	(550)	857
Hedge of net investment (note 25)	146	(262)

Other comprehensive income (loss)	(412)	626

Comprehensive income (loss)	(1,782)	2,083

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Husky Energy Inc. | Consolidated Financial Statements | 7

Consolidated Statements of Changes in Shareholders’ Equity

	Attributable to Equity Holders
					AOCI (1)
(millions of Canadian dollars)	Common Shares	Preferred Shares	Contributed Surplus	Retained Earnings	Foreign Currency Translation	Hedging	Non- Controlling Interest	Total Shareholders’ Equity
Balance as at December 31, 2017	7,293	874	2	9,207	559	21	11	17,967

Net earnings	—	—	—	1,457	—	—	—	1,457
Other comprehensive income (loss)
Remeasurements of pension plans (net of tax expense of $17 million) (notes 19, 23)	—	—	—	46	—	—	—	46
Derivatives designated as cash flow hedges (net of tax recovery of $5 million) (notes 19, 25)	—	—	—	—	—	(13)	—	(13)
Equity investment – share of other comprehensive loss	—	—	—	—	—	(2)	—	(2)
Exchange differences on translation of foreign operations (net of tax expense of $87 million) (note 19)	—	—	—	—	857	—	—	857
Hedge of net investment (net of tax recovery of $41 million) (notes 19, 25)	—	—	—	—	(262)	—	—	(262)

Total comprehensive income (loss)	—	—	—	1,503	595	(15)	—	2,083
Transactions with owners recognized directly in equity:
Dividends declared on common shares (note 20)	—	—	—	(402)	—	—	—	(402)
Dividends declared on preferred shares (note 20)	—	—	—	(35)	—	—	—	(35)
Non-controlling interest in subsidiary	—	—	—	—	—	—	1	1

Balance as at December 31, 2018	7,293	874	2	10,273	1,154	6	12	19,614

Net loss	—	—	—	(1,370)	—	—	—	(1,370)
Other comprehensive income (loss)
Remeasurements of pension plans (net of tax expense of $1 million) (notes 19, 23)	—	—	—	—	—	—	—	—
Derivatives designated as cash flow hedges (net of tax recovery of $3 million) (note 19)	—	—	—	—	—	(6)	—	(6)
Equity investment – share of other comprehensive loss	—	—	—	—	—	(2)	—	(2)
Exchange differences on translation of foreign operations (net of tax recovery of $58 million) (note 19)	—	—	—	—	(550)	—	—	(550)
Hedge of net investment (net of tax expense of $30 million) (notes 19, 25)	—	—	—	—	146	—	—	146

Total comprehensive income (loss)	—	—	—	(1,370)	(404)	(8)	—	(1,782)
Transactions with owners recognized directly in equity:
Dividends declared on common shares (note 20)	—	—	—	(503)	—	—	—	(503)
Dividends declared on preferred shares (note 20)	—	—	—	(35)	—	—	—	(35)
Non-controlling interest in subsidiary	—	—	—	—	—	—	2	2

Balance as at December 31, 2019	7,293	874	2	8,365	750	(2)	14	17,296

(1)	Accumulated other comprehensive income.

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Husky Energy Inc. | Consolidated Financial Statements | 8

Consolidated Statements of Cash Flows

	Years ended December 31,
(millions of Canadian dollars)	2019	2018
Operating activities
Net earnings (loss)	(1,370)	1,457
Items not affecting cash:
Accretion (notes 17, 22)	106	97
Depletion, depreciation, amortization and impairment (notes 9, 10)	5,496	2,591
Inventory write-down to net realizable value (note 6)	15	60
Exploration and evaluation expenses (note 8)	355	29
Deferred income taxes (note 19)	(974)	396
Foreign exchange	(26)	(6)
Stock-based compensation (notes 20, 21)	(2)	44
Gain on sale of assets (note 9)	(8)	(4)
Unrealized mark to market loss (gain) (note 25)	44	(150)
Share of equity investment income (note 12)	(59)	(69)
Gain on insurance recoveries for damage to property (note 13)	(207)	(253)
Other	12	21
Settlement of asset retirement obligations (note 17)	(276)	(181)
Deferred revenue (note 18)	(42)	(100)
Distribution from joint ventures (note 12)	187	72
Change in non-cash working capital (note 24)	(280)	130

Cash flow – operating activities	2,971	4,134

Financing activities
Long-term debt issuance (note 16)	1,000	—
Long-term debt repayment (note 16)	(1,389)	—
Short-term debt issuance, net (note 16)	350	—
Debt issue costs (note 16)	(9)	—
Dividends on common shares (note 20)	(503)	(402)
Dividends on preferred shares (note 20)	(35)	(35)
Finance lease payments (note 10)	(233)	—
Other	(1)	(8)
Change in non-cash working capital (note 24)	3	120

Cash flow – financing activities	(817)	(325)

Investing activities
Capital expenditures	(3,432)	(3,578)
Capitalized interest (note 22)	(177)	(108)
Corporate acquisition (note 9)	—	(15)
Proceeds from asset sales (note 9)	277	4
Investment in joint ventures (note 12)	(40)	(40)
Other	2	(19)
Change in non-cash working capital (note 24)	173	235

Cash flow – investing activities	(3,197)	(3,521)

Increase (decrease) in cash and cash equivalents	(1,043)	288
Effect of exchange rates on cash and cash equivalents	(48)	65
Cash and cash equivalents at beginning of year	2,866	2,513

Cash and cash equivalents at end of year	1,775	2,866

Supplementary cash flow information
Net interest paid	(330)	(285)
Net Income taxes paid	(41)	(37)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Husky Energy Inc. | Consolidated Financial Statements | 9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 Description of Business and Segmented Disclosures

Husky Energy Inc. (“Husky” or “the Company”) is an international integrated energy company incorporated under the Business Corporations Act (Alberta). The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “HSE” and the Cumulative Redeemable Preferred Shares, Series 1, Cumulative Redeemable Preferred Shares, Series 2, Cumulative Redeemable Preferred Shares, Series 3, Cumulative Redeemable Preferred Shares, Series 5 and Cumulative Redeemable Preferred Shares, Series 7 are listed under the symbols, ”HSE.PR.A”, “HSE.PR.B”, ”HSE.PR.C”, ”HSE.PR.E” and ”HSE.PR.G”, respectively. The registered office is located at 707, 8th Avenue S.W., PO Box 6525, Station D, Calgary, Alberta, T2P 3G7.

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

Downstream operations in the Integrated Corridor in Canada include upgrading heavy crude oil feedstock into synthetic crude oil and diesel (“Upgrading”), refining crude oil, producing ethanol and marketing heavy and synthetic crude oil, refined petroleum products including gasoline, diesel, ethanol-blended fuels, asphalt and ancillary products (“Canadian Refined Products”). It also includes crude oil refining in the U.S. to produce and market diesel fuels, gasoline, jet fuel and asphalt (“U.S. Refining and Marketing”). Upgrading, Canadian Refined Products and U.S. Refining and Marketing all process and refine natural resources into marketable products and are grouped together as the Downstream business segment due to the similar nature of their products and services.

Husky Energy Inc. | Consolidated Financial Statements | 10

Segmented Financial Information

	Upstream
($ millions)	Exploration and Production(1)		Infrastructure and Marketing(2)		Total
Years ended December 31,	2019	2018	2019	2018	2019	2018
Gross revenues	4,958	4,330	2,342	2,211	7,300	6,541
Royalties	(323)	(335)	—	—	(323)	(335)
Marketing and other	—	—	189	668	189	668

Revenues, net of royalties	4,635	3,995	2,531	2,879	7,166	6,874

Expenses
Purchases of crude oil and products	—	—	2,336	2,087	2,336	2,087
Production, operating and transportation expenses	1,634	1,527	21	23	1,655	1,550
Selling, general and administrative expenses	297	296	9	5	306	301
Depletion, depreciation, amortization and impairment	4,312	1,811	12	—	4,324	1,811
Exploration and evaluation expenses	547	149	—	—	547	149
Loss (gain) on sale of assets	(3)	(2)	—	—	(3)	(2)
Other – net	86	(120)	—	2	86	(118)

	6,873	3,661	2,378	2,117	9,251	5,778

Earnings (loss) from operating activities	(2,238)	334	153	762	(2,085)	1,096

Share of equity investment income	50	51	9	18	59	69

Financial items
Net foreign exchange gain	—	—	—	—	—	—
Finance income	3	12	—	—	3	12
Finance expenses	(163)	(109)	(3)	—	(166)	(109)

	(160)	(97)	(3)	—	(163)	(97)

Earnings (loss) before income taxes	(2,348)	288	159	780	(2,189)	1,068

Provisions for (recovery of) income taxes
Current	32	(484)	—	354	32	(130)
Deferred	(674)	549	43	(141)	(631)	408

	(642)	65	43	213	(599)	278

Net earnings (loss)	(1,706)	223	116	567	(1,590)	790

Intersegment revenues	1,660	1,155	—	—	1,660	1,155

(1)	Includes allocated depletion, depreciation, amortization and impairment related to assets in Infrastructure and Marketing, as these assets provide a service to Exploration and Production.
(2)

Includes $201 million of revenue (2018 - $172 million) and $269 million of associated costs (2018 - $142 million) for construction contracts, inclusive of $193 million of revenue (2018 - $172 million) and $261 million of costs (2018 - $142 million) for contracts in progress with revenue recognized as performance obligations are met.

(3)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices. Segment results include transactions between business segments.

Husky Energy Inc. | Consolidated Financial Statements | 11

Segmented Financial Information Con’t

Downstream								Corporate and Eliminations(3)		Total
Upgrading		Canadian Refined Products		U.S. Refining and Marketing		Total
2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
1,777	1,750	3,122	3,412	9,940	11,770	14,839	16,932	(2,022)	(1,554)	20,117	21,919
—	—	—	—	—	—	—	—	—	—	(323)	(335)
—	—	—	—	—	—	—	—	—	—	189	668

1,777	1,750	3,122	3,412	9,940	11,770	14,839	16,932	(2,022)	(1,554)	19,983	22,252

1,303	928	2,571	2,760	8,629	10,334	12,503	14,022	(2,022)	(1,554)	12,817	14,555
217	195	278	265	869	795	1,364	1,255	(2)	(2)	3,017	2,803
9	7	53	47	33	22	95	76	292	277	693	654
115	123	218	115	735	450	1,068	688	104	92	5,496	2,591
—	—	—	—	—	—	—	—	—	—	547	149
—	—	(6)	(2)	1	—	(5)	(2)	—	—	(8)	(4)
—	—	—	(1)	(654)	(464)	(654)	(465)	(16)	(8)	(584)	(591)

1,644	1,253	3,114	3,184	9,613	11,137	14,371	15,574	(1,644)	(1,195)	21,978	20,157

133	497	8	228	327	633	468	1,358	(378)	(359)	(1,995)	2,095

—	—	—	—	—	—	—	—	—	—	59	69

—	—	—	—	—	—	—	—	44	14	44	14
—	—	—	—	—	—	—	—	71	52	74	64
(1)	(1)	(15)	(12)	(18)	(14)	(34)	(27)	(151)	(178)	(351)	(314)

(1)	(1)	(15)	(12)	(18)	(14)	(34)	(27)	(36)	(112)	(233)	(236)

132	496	(7)	216	309	619	434	1,331	(414)	(471)	(2,169)	1,928

63	168	38	100	17	9	118	277	25	(72)	175	75
(28)	(33)	(40)	(42)	52	129	(16)	54	(327)	(66)	(974)	396

35	135	(2)	58	69	138	102	331	(302)	(138)	(799)	471

97	361	(5)	158	240	481	332	1,000	(112)	(333)	(1,370)	1,457

263	290	99	109	—	—	362	399	—	—	2,022	1,554

Husky Energy Inc. | Consolidated Financial Statements | 12

Segmented Financial Information

	Upstream
($ millions)	Exploration and Production(1)		Infrastructure and Marketing		Total
Years ended December 31,	2019	2018	2019	2018	2019	2018
Expenditures on exploration and evaluation assets(2)	46	242	—	—	46	242
Expenditures on property, plant and equipment(2)	2,300	2,414	2	—	2,302	2,414

As at December 31,
Exploration and evaluation assets	643	997	—	—	643	997
Developing and producing assets at cost	46,587	44,196	—	—	46,587	44,196
Accumulated depletion, depreciation, amortization and impairment	(31,348)	(27,379)	—	—	(31,348)	(27,379)
Other property, plant and equipment at cost	—	—	101	101	101	101
Accumulated depletion, depreciation and amortization	—	—	(51)	(50)	(51)	(50)

Total exploration and evaluation assets and property, plant and equipment, net	15,882	17,814	50	51	15,932	17,865
Total right-of-use assets, net	520	—	90	—	610	—
Total assets	17,533	19,175	1,661	1,301	19,194	20,476

(1)	Includes allocated depletion, depreciation, amortization and impairment related to assets in Infrastructure and Marketing, as these assets provide a service to Exploration and Production.
(2)

Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the year. Includes Exploration and Production assets acquired through acquisition, but excludes assets acquired through corporate acquisition.

Geographical Financial Information

($ millions)	Canada		United States
Years ended December 31,	2019	2018	2019	2018
Gross revenues(1)	9,120	9,000	9,940	11,770
Royalties	(264)	(269)	—	—
Marketing and other	189	668	—	—

Revenue, net of royalties	9,045	9,399	9,940	11,770

As at December 31,
Restricted cash – non-current	—	—	—	—
Exploration and evaluation assets	599	935	—	—
Property, plant and equipment, net	14,630	16,433	6,053	6,336
Right-of-use assets, net	1,044	—	156	—
Goodwill	—	—	656	690
Investment in joint ventures	666	669	—	—
Long-term income tax receivable	212	243	—	—
Other assets(2)	47	58	458	276

Total non-current assets	17,198	18,338	7,323	7,302

(1)	Sales to external customers are based on the location of the seller.
(2)	Includes insurance proceeds of $435 million (2018 - $253 million ), related to the Superior Refinery incident.

Husky Energy Inc. | Consolidated Financial Statements | 13

Segmented Financial Information Con’t

Downstream								Corporate and Eliminations		Total
Upgrading		Canadian Refined Products		U.S. Refining and Marketing		Total
2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
—	—	—	—	—	—	—	—	—	—	46	242
59	62	119	74	768	665	946	801	138	121	3,386	3,336

—	—	—	—	—	—	—	—	—	—	643	997
—	—	—	—	—	—	—	—	—	—	46,587	44,196
—	—	—	—	—	—	—	—	—	—	(31,348)	(27,379)
2,721	2,659	2,360	2,789	9,534	9,746	14,615	15,194	1,377	1,251	16,093	16,546
(1,700)	(1,585)	(1,449)	(1,581)	(3,481)	(3,410)	(6,630)	(6,576)	(1,028)	(937)	(7,709)	(7,563)

1,021	1,074	911	1,208	6,053	6,336	7,985	8,618	349	314	24,266	26,797
—	—	143	—	157	—	300	—	292	—	1,202	—
1,203	1,149	1,287	1,431	8,691	8,566	11,181	11,146	2,747	3,603	33,122	35,225

Geographical Financial Information Con’t

China		Other International		Total
2019	2018	2019	2018	2019	2018
1,057	1,149	—	—	20,117	21,919
(59)	(66)	—	—	(323)	(335)
—	—	—	—	189	668

998	1,083	—	—	19,983	22,252

142	128	—	—	142	128
39	57	5	5	643	997
2,938	3,030	2	1	23,623	25,800
2	—	—	—	1,202	—
—	—	—	—	656	690
—	—	516	650	1,182	1,319
—	—	—	—	212	243
—	—	19	26	524	360

3,121	3,215	542	682	28,184	29,537

Husky Energy Inc. | Consolidated Financial Statements | 14

Disaggregation of Revenue

	Upstream
($ millions)	Exploration and Production		Infrastructure and Marketing		Total
Years ended December 31,	2019	2018	2019	2018	2019	2018
Primary Geographical Markets
Canada	3,901	3,181	2,342	2,211	6,243	5,392
United States	—	—	—	—	—	—
China	1,057	1,149	—	—	1,057	1,149

Total revenue	4,958	4,330	2,342	2,211	7,300	6,541

Major Product Lines
Light & medium crude oil	670	948	—	—	670	948
Heavy crude oil	603	527	—	—	603	527
Bitumen	2,302	1,367	—	—	2,302	1,367

Total crude oil	3,575	2,842	—	—	3,575	2,842

NGL	291	381	—	—	291	381
Natural gas	1,092	1,107	—	—	1,092	1,107

Total exploration and production	4,958	4,330	—	—	4,958	4,330

Total infrastructure and marketing	—	—	2,342	2,211	2,342	2,211

Synthetic crude	—	—	—	—	—	—
Gasoline	—	—	—	—	—	—
Diesel & distillates	—	—	—	—	—	—
Asphalt	—	—	—	—	—	—
Other	—	—	—	—	—	—

Total refined products	—	—	—	—	—	—

Total revenue	4,958	4,330	2,342	2,211	7,300	6,541

Husky Energy Inc. | Consolidated Financial Statements | 15

Disaggregation of Revenue Con’t

Downstream								Corporate and Eliminations		Total
Upgrading		Canadian Refined Products		U.S. Refining and Marketing		Total
2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
1,777	1,750	3,122	3,412	—	—	4,899	5,162	(2,022)	(1,554)	9,120	9,000
—	—	—	—	9,940	11,770	9,940	11,770	—	—	9,940	11,770
—	—	—	—	—	—	—	—	—	—	1,057	1,149

1,777	1,750	3,122	3,412	9,940	11,770	14,839	16,932	(2,022)	(1,554)	20,117	21,919

—	—	—	—	—	—	—	—	—	—	670	948
—	—	—	—	—	—	—	—	—	—	603	527
—	—	—	—	—	—	—	—	—	—	2,302	1,367

—	—	—	—	—	—	—	—	—	—	3,575	2,842

—	—	—	—	—	—	—	—	—	—	291	381
—	—	—	—	—	—	—	—	—	—	1,092	1,107

—	—	—	—	—	—	—	—	—	—	4,958	4,330

—	—	—	—	—	—	—	—	—	—	2,342	2,211

1,505	1,445	—	—	—	—	1,505	1,445	—	—	1,505	1,445
—	—	904	1,070	5,414	6,157	6,318	7,227	—	—	6,318	7,227
260	278	1,152	1,303	3,644	4,297	5,056	5,878	—	—	5,056	5,878
—	—	452	454	136	165	588	619	—	—	588	619
12	27	614	585	746	1,151	1,372	1,763	—	—	1,372	1,763

1,777	1,750	3,122	3,412	9,940	11,770	14,839	16,932	—	—	14,839	16,932

1,777	1,750	3,122	3,412	9,940	11,770	14,839	16,932	(2,022)	(1,554)	20,117	21,919

Husky Energy Inc. | Consolidated Financial Statements | 16

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

These consolidated financial statements were approved by the Board of Directors on February 26, 2020.

Certain prior years’ amounts have been reclassified to conform with current presentation.

b) Principles of Consolidation

The consolidated financial statements include the accounts of Husky Energy Inc. and its subsidiaries. Subsidiaries are defined as any entities, including unincorporated entities such as partnerships, for which the Company has the power to govern their financial and operating policies to obtain benefits from their activities. The Company’s accounts reflect the proportionate share of the assets, liabilities, revenues, expenses and cash flows from the Company’s activities that are conducted jointly with third parties. Intercompany balances, net earnings and unrealized gains and losses arising from intercompany transactions are eliminated in preparing the consolidated financial statements. A portion of the Company’s activities relate to joint ventures (see Note 12), which are accounted for using the equity method.

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

Husky Energy Inc. | Consolidated Financial Statements | 17

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

b) Inventories

Crude oil, natural gas, refined petroleum products and sulphur inventories are valued at the lower of cost or net realizable value. Cost is determined using average cost or on a first-in, first-out basis, as appropriate. Materials, parts and supplies are valued at the lower of average cost or net realizable value. Cost consists of raw material, labour, direct overhead, operating costs, transportation and depreciation, depletion and amortization. Commodity inventories held for trading purposes are carried at fair value and measured at fair value less costs to sell based on Level 2 observable inputs, refer to policy Note 3 (m). Any changes in commodity trading inventory fair value are included as gains or losses in Marketing and Other in the consolidated statements of income (loss) during the period of change. Previous inventory impairment provisions are reversed when there is a change in the condition that caused the impairment and the inventory remains on hand. Unrealized intersegment net earnings on inventory sales are eliminated.

c) Precious Metals

The Company uses precious metals in conjunction with a catalyst as part of the downstream upgrading and refining processes. These precious metals remain intact; however, there is a loss during the reclamation process. The estimated loss is amortized to production and operating expenses over the period that the precious metal is in use, which is approximately two to five years. After the reclamation process, the actual loss is compared to the estimated loss and any difference is recognized in net earnings (loss). Precious metals are included in other assets on the balance sheet.

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

Husky Energy Inc. | Consolidated Financial Statements | 18

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

Oil and gas reserves are evaluated internally and audited by independent qualified reserve engineers. The estimation of reserves is an inherently complex process and involves the exercise of professional judgment. Estimates are based on projected future rates of production, estimated commodity prices, engineering data and the timing of future expenditures, all of which are subject to uncertainty. Changes in reserve estimates can have an impact on reported net earnings (loss) through revisions to depletion, depreciation and amortization expense, in addition to determining possible impairments and reversal of impairments of property, plant and equipment.

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

Depreciation for substantially all other property, plant and equipment is provided using the straight-line method based on the estimated useful lives of assets, which range from five to forty-five years. The useful lives of assets are estimated based upon the period the asset is expected to be available for use by the Company.

Depletion, depreciation and amortization rates for all capitalized costs associated with the Company’s activities are reviewed at least annually, or when events or conditions occur that impact capitalized costs, reserves and estimated service lives.

Husky Energy Inc. | Consolidated Financial Statements | 19

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

g) Business Combinations

Business combinations are accounted for using the acquisition method. Determining whether an acquisition meets the definition of a business combination or represents an asset purchase requires judgment on a case-by-case basis. If the acquisition meets the definition of a business combination, the assets and liabilities are recognized based on the contractual terms, economic conditions, the Company’s operating and accounting policies and other factors that exist on the acquisition date, which is the date on which control is transferred to the Company. The identifiable assets and liabilities are measured at their fair values on the acquisition date with limited exceptions. Any additional consideration payable, contingent upon the occurrence of a future event, is recognized at fair value on the acquisition date; subsequent changes in the fair value of the liability are recognized in net earnings (loss). Acquisition costs incurred are expensed and included in selling, general and administrative expenses in the consolidated statements of income (loss).

h) Goodwill

Goodwill is the excess of the purchase price paid over the recognized amount of net assets acquired through business combinations, which is inherently imprecise as judgment is required in the determination of the fair value of assets and liabilities. Goodwill, which is not amortized, is assigned to appropriate CGUs or groups of CGUs. Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment losses are recognized in net earnings (loss) and are not subject to reversal. On the disposal or termination of a previously acquired business, any remaining balance of associated goodwill is included in the determination of the gain or loss on disposal.

Husky Energy Inc. | Consolidated Financial Statements | 20

i) Impairment and Reversals of Impairment on Non-Financial Assets

The carrying amounts of the Company’s non-financial assets, other than inventories and deferred tax assets but including right-of-use assets, are reviewed at the end of each reporting period to determine whether there is an indication of impairment or reversal of previously recorded impairment. If such indication exists, the recoverable amount is estimated.

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

VIU is the net present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. VIU is determined by applying assumptions specific to the Company’s continued use and can only take into account sanctioned future development costs. Estimates of future cash flows used in the evaluation of impairment of assets are made using management’s forecasts of commodity prices, royalty rates, operating costs and future capital expenditures, forecasted crack spreads, growth rate, discount rate and, in the case of oil and gas properties, expected production volumes. Expected production volumes take into account assessments of field reservoir performance and include expectations about proved and probable volumes and where applicable economically recoverable resources associated with interests in certain Husky properties which are risk-weighted utilizing geological, production, recovery, market price and economic projections. Either the cash flow estimates or the discount rate is risk-adjusted to reflect local conditions as appropriate.

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

Husky Energy Inc. | Consolidated Financial Statements | 21

Liabilities for ARO are adjusted every reporting period for changes in estimates. These adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in the provision is greater than the undepreciated capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in net earnings (loss). Changes to the amount of capitalized costs will result in an adjustment to future depletion, depreciation and amortization, and to finance expenses.

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

k) Legal and Other Contingent Matters

Provisions and liabilities for legal and other contingent matters are recognized in the period when the circumstance becomes probable that a future cash outflow resulting from past operations or events will occur and the amount of the cash outflow can be reasonably estimated. The timing of recognition and measurement of the provision requires the application of judgment to existing facts and circumstances, which can be subject to change, and the carrying amounts of provisions and liabilities are reviewed regularly and adjusted accordingly. The Company is required to both determine whether a loss is probable based on judgment and interpretation of laws and regulations, and determine that the loss can be reasonably estimated. When a loss is recognized, it is charged to net earnings (loss). The Company continually monitors known and potential contingent matters and makes appropriate disclosure and provisions when warranted by the circumstances present.

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

Financial instruments at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. Unrealized gains and losses on FVTPL financial instruments related to trading activities are recognized in marketing and other in the consolidated statements of income (loss), and unrealized gains and losses on all other FVTPL financial instruments are recognized in other – net. Transaction costs directly attributable to the acquisition of financial assets or liabilities at FVTPL are recognized immediately in profit or loss.

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

Husky Energy Inc. | Consolidated Financial Statements | 22

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

i) Derivative Instruments

All derivative instruments, other than those designated as effective hedging instruments or certain non-financial derivative contracts that meet the Company’s own use requirements, are classified as FVTPL and are recorded at fair value. Gains and losses on these instruments are recorded in the consolidated statements of income (loss) in the period they occur.

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

ii) Embedded Derivatives

Derivatives embedded within a hybrid contract containing a financial asset host are not accounted for separately, rather the whole instrument is classified as FVTPL. Derivatives embedded in other hybrid contracts are recorded separately when the economic characteristics and risks of the embedded derivative are not clearly and closely related to those of the host contract and the host contract is not measured at FVTPL. The definition of an embedded derivative is the same as freestanding derivatives. Embedded derivatives are measured at fair value with gains and losses recognized in net earnings (loss).

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

A hedge is assessed at inception and at the end of each reporting period to ensure that it is highly effective in offsetting changes in fair values or cash flows of the hedged item. For a fair value hedge, the gain or loss from remeasuring the hedging instrument at fair value is recognized immediately in net earnings (loss) with the offsetting gain or loss on the hedged item. When fair value hedge accounting is discontinued, the carrying amount of the hedging instrument is deferred and amortized to net earnings (loss) over the remaining maturity of the hedged item.

For a cash flow hedge, the effective portion of the gain or loss is recorded in OCI. Any hedge or portion of a hedge that is ineffective is immediately recognized in net earnings (loss). Hedge accounting is discontinued on a prospective basis when the hedging relationship no longer qualifies for hedge accounting. Any gain or loss on the hedging instrument resulting from the discontinuation of a cash flow hedge is deferred in OCI until the forecasted transaction date. If the forecasted transaction date is no longer expected to occur, the gain or loss is recognized in net earnings (loss) in the period of discontinuation.

Husky Energy Inc. | Consolidated Financial Statements | 23

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

o) Comprehensive Income (Loss)

Comprehensive income (loss) consists of net earnings (loss) and OCI. OCI is comprised of the change in the fair value of the effective portion of the derivatives used as hedging items in a cash flow hedge or net investment hedge, the exchange gains and losses arising from the translation of foreign operations with a functional currency that is not Canadian dollars and the actuarial gains and losses on defined benefit pension plans. Amounts included in OCI are shown net of tax. Other reserves is an equity category comprised of the cumulative amounts of OCI, relating to foreign currency translation and hedging.

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

An impairment loss with respect to a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the net present value of the estimated future cash flows discounted at the original effective interest rate, according to the expected credit loss model. Significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed for lifetime expected credit losses collectively in groups that share similar credit risk characteristics. All impairment losses are recognized in net earnings (loss). An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized.

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

q) Pensions and Other Post-employment Benefits

The Company maintains various defined contribution and defined benefit pension plans for its employees.

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

Husky Energy Inc. | Consolidated Financial Statements | 24

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

The assumptions for each pension plan are reviewed each year and are adjusted where necessary to reflect changes in fund experience and actuarial recommendations. Mortality rates are based on the latest available standard mortality tables for the individual countries concerned. The rate of return on pension plan assets is based on a projection of real long-term bond yields and an equity risk premium, which are combined with local inflation assumptions and applied to the actual asset mix of each plan. The amount of the expected return on plan assets is calculated using the expected rate of return for the year and the fair value of assets at the beginning of the year. Future salary increases are based on expected future inflation rates for the individual countries.

r) Income Taxes

Current income tax is recognized in net earnings (loss) in the period unless it relates to items recognized directly to equity, including OCI, in which case the deferred income tax is also recorded in equity. Management periodically evaluates positions taken in the Company’s tax returns with respect to situations in which applicable tax regulations are subject to interpretation and reassessment and establishes provisions where appropriate.

Deferred tax is measured using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets and liabilities are recognized at expected tax rates in effect in the year when the asset is expected to be realized or the liability settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date. Deferred income tax balances are adjusted to reflect changes in income tax rates that are substantively enacted with the adjustment being recognized in net earnings (loss) in the period that the change occurs unless it relates to items recognized directly to equity, including OCI, in which case the deferred income tax is also recorded in equity. Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

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

Husky Energy Inc. | Consolidated Financial Statements | 25

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

ii) Infrastructure and Marketing

Infrastructure and Marketing principally generates revenue from marketing the Company’s and other producers’ crude oil, natural gas, NGL, sulphur and petroleum coke, pipeline transportation, the blending of crude oil and natural gas, and storage of crude oil, diluent and natural gas. Performance obligations associated with sales of these products are satisfied at the point in time when the products are delivered to and title passes to the customer. Performance obligations associated with transportation, blending and storage are satisfied at the point in time when the services are provided. Sales, services and royalties are billed and paid on a monthly basis. Infrastructure and Marketing also includes revenue from construction services provided to Husky Midstream Limited Partnership (“HMLP”), of which the Company owns 35%. The Company acts as the general contractor for HMLP projects for fixed price and cost plus contracts. Revenue from fixed price contracts is recognized as performance obligations are met. Revenue from cost plus contracts are recognized as services are performed. Construction services are billed and paid on a monthly basis, or on completion of the project.

b) Downstream

The Downstream segment includes Upgrading, Canadian Refined Products, and U.S. Refining and Marketing.

i) Upgrading

Upgrading principally generates revenue from the sale of synthetic crude oil and diesel in Canada, upgraded from heavy oil feedstock. Performance obligations associated with sales of these products are satisfied at the point in time when the products are delivered to and title passes to the customer. Sales are billed and paid on a monthly basis.

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

Husky Energy Inc. | Consolidated Financial Statements | 26

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

The Company’s transactions in foreign currencies are translated to the appropriate functional currency at the foreign exchange rate on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the foreign exchange rate at the balance sheet date and differences arising on translation are recognized in net earnings (loss). Non-monetary assets that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the dates of the transactions.

v) Share-based Payments

In accordance with the Company’s stock option plan, stock options to acquire common shares may be granted to officers and certain other employees. The Company records compensation expense over the vesting period based on the fair value of options granted. Compensation expense is recorded in net earnings (loss) as part of selling, general and administrative expenses.

The Company’s stock option plan is a tandem plan that provides the stock option holder with the right to exercise the stock option or surrender the option for a cash payment. A liability for the stock options is accrued over their vesting period and measured at fair value using the Black-Scholes option pricing model. The liability is revalued each reporting period until it is settled to reflect changes in the fair value of the options. The net change is recognized in net earnings (loss). When stock options are surrendered for cash, the cash settlement paid reduces the outstanding liability. When stock options are exercised for common shares, consideration paid by the stock option holders and the previously recognized liability associated with the stock options are recorded as share capital.

The Company’s Performance Share Unit Plan provides a time-vested award to certain officers and employees of the Company. Performance Share Units (“PSU”) entitle participants to receive cash based on the Company’s share price at the time of vesting. The amount of cash payment is contingent on the Company’s total shareholder return relative to a peer group of companies and achieving a return on capital in use (“ROCIU”) target. ROCIU equals net earnings (loss) plus after tax interest expense divided by the two-year average capital employed, less any capital invested in assets that are not in use. Net earnings (loss) is adjusted for the difference between actual realized and budgeted commodity prices and foreign exchange rates and other actual and budgeted exceptional items. A liability for expected cash payments is accrued over the vesting period of the PSUs and is revalued at each reporting date based on the market price of the Company’s common shares and the expected vesting percentage. Upon vesting, a cash payment is made to the participants and the outstanding liability is reduced by the payment amount.

Husky Energy Inc. | Consolidated Financial Statements | 27

w) Earnings (loss) per share

The number of basic common shares outstanding is the weighted average number of common shares outstanding for each period. Shares issued during the period are included in the weighted average number of shares from the date consideration is received. The calculation of basic earnings (loss) per common share is based on net earnings (loss) attributable to common shareholders divided by the weighted average number of common shares outstanding.

The number of diluted common shares outstanding is calculated using the treasury stock method, which assumes that any proceeds received from in-the-money stock options would be used to buy back common shares at the average market price for the period. The calculation of diluted earnings (loss) per share is based on net earnings (loss) attributable to common shareholders divided by the weighted average number of common shares outstanding adjusted for the effects of all potential dilutive common share issuances, which are comprised of common shares issuable upon exercise of stock options granted to employees. Stock options granted to employees provide the holder with the ability to settle in cash or equity. For the purposes of the diluted earnings (loss) per share calculation, the Company must adjust the numerator for the more dilutive effect of cash-settlement versus equity-settlement despite how the stock options are accounted for in net earnings (loss). As a result, net earnings (loss) reported based on accounting of cash-settled stock options may be adjusted for the results of equity-settlements for the purposes of determining the numerator for the diluted earnings (loss) per share calculation.

x) Government Grants

Government grants are recognized when there is reasonable assurance that the grant will be received and all attached conditions will be complied with. If a grant is received but reasonable assurance and compliance with conditions is not achieved, the grant is recognized as a deferred liability until such conditions are fulfilled. When the grant relates to an expense item, it is recognized as income in the period in which the costs are incurred. Where the grant relates to an asset, it is recognized as a reduction to the net book value of the related asset and recognized in net earnings (loss) in equal amounts over the expected useful life of the related asset through lower depletion, depreciation and amortization.

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

z) Leases

Contractual arrangements, which signify a right to control the use of an identified asset for a period of time are considered leases. Each contractual arrangement is assessed to determine if the Company obtains substantially all the economic benefit from use of the identified asset. Leases for which the Company is a lessee are capitalized at the earlier of commencement of the lease term or when the asset becomes available for use, at the present value of the lease payments applying the implicit interest rate, if readily determined, or the Company’s incremental borrowing rate. Adjustments to the lease asset are made if the contractual arrangement includes costs to dismantle the asset or any incentives received. Generally, lease components are considered in the present value calculation, with non-lease components expensed as incurred. Leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term. The lease liability is remeasured when there is a change in future lease payments arising from a change in rate, if there is a change to the Company’s expected residual value guarantee payable, or if there are changes in the assessment for exercising a purchase, termination or extension option. If this occurs, a corresponding adjustment to the carrying value of the right-of-use asset is completed. If the carrying amount of the right-of-use asset has already been reduced to zero, the adjustment is recognized in profit or loss. The Company applies the recognition exemption for short-term leases 12 months or less in length, and leases for which the underlying asset is of low value. The expenses for these leases are recognized systematically over the lease term in either production, operating and transportation expense, purchases of crude oil and products or selling, general and administrative expenses.

Husky Energy Inc. | Consolidated Financial Statements | 28

i) Nature of Leasing Activities

Oil and Gas Properties

The Company leases offshore vessels and associated equipment for use in developing reserves on oil and gas properties. These leases vary in length and, in certain cases, expenses incurred are allocated to the carrying value of other assets in property, plant and equipment. Additionally, the Company leases land, buildings and equipment for sustainment of the Company’s upstream oil and gas operations.

Processing Transportation and Storage

The Company leases tanks with dedicated storage capacity at terminals or facilities while transporting various oil and gas products. The Company also records leases for any pipelines where the Company has a right to substantially all the economic benefits. The terms of these leases vary depending on capacity constraints by third parties and negotiations of take-or-pay arrangements. The Company also employs rail transportation, where the Company leases dedicated rail cars.

Upgrading

The Company does not have any significant leasing arrangements in the upgrading asset class.

Refining

The Company leases supply facilities and pipelines for products used in the refining process when the Company has the right to substantially all the capacity of the asset. The Company also uses rail transportation, where it enters into arrangements for dedicated rail cars.

Retail and Other

The Company leases land and buildings for its office space and retail marketing locations. The leases of office space and marketing locations typically run for approximately 10-20 years with the option to renew for additional periods. When extension options are reasonably certain to be exercised, they are included in the non-cancellable lease term at lease commencement. If there is a significant change in circumstances, extension options are reassessed. Terms and conditions are often renegotiated upon renewals to allow for operational flexibility. The Company leases dedicated tanks or facilities for storage of refined products.

aa) Recent Accounting Standards

The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

ab) Change in Accounting Policy

i) Leases

In January 2016, the IASB issued IFRS 16 Leases (“IFRS 16”), which replaces the existing IFRS guidance on leases: IAS 17 Leases (“IAS 17”). Under IAS 17, lessees were required to determine if the lease is a finance or operating lease, based on specified criteria of whether the lease transferred significantly all the risks and rewards associated with ownership of the underlying asset. Finance leases were recognized on the balance sheet while operating leases were recognized in the Consolidated Statements of Income (Loss) when the expense was incurred. Under IFRS 16, lessees must recognize a lease liability and a right-of-use asset for most lease contracts. The recognition of the present value of the lease payments for certain contracts previously classified as operating leases resulted in increases to assets, liabilities, depletion, depreciation and amortization and finance expense, and a decrease to production, operating and transportation expense, purchases of crude oil and products and selling, general and administrative expenses.

The Company adopted IFRS 16 on January 1, 2019 using the modified retrospective approach. The modified retrospective approach does not require restatement of prior period financial information as it recognizes the cumulative effect as an adjustment to opening retained earnings and applies the standard prospectively. Accordingly, comparative information in the Company’s financial statements are not restated.

Husky Energy Inc. | Consolidated Financial Statements | 29

On adoption, lease liabilities were measured at the present value of the remaining lease payments discounted using the Company’s incremental borrowing rate on January 1, 2019. Right-of-use assets were measured at an amount equal to the lease liability. For leases previously classified as operating leases, the Company applied the exemption not to recognize right-of-use assets and liabilities for leases with a lease term of less than 12 months, excluded initial direct costs from measuring the right-of-use asset at the date of initial application and applied a single discount rate to a portfolio of leases with similar characteristics. For leases that were previously classified as finance leases under IAS 17, the carrying amount of the lease asset and lease liability remain unchanged upon transition and were determined at the carrying amount immediately before adoption date. Additionally, instead of an impairment review, the Company adjusted the right-of-use assets by the amount of IAS 37 onerous contract provision immediately before the date of initial application.

No adjustments were required upon transition to IFRS 16 for leases where the Company is a lessor. Under IFRS 16, the Company is required to assess the classification of a sub-lease with reference to the right-of-use asset, not the underlying asset. On transition, the Company reassessed the classification of any sub-lease contracts previously assessed under IAS 17. No changes to sublease classification or associated accounting treatment was required.

Financial Statement Impact

The recognition of the present value of lease payments resulted in an additional $1.3 billion of right-of-use assets and associated lease liabilities. The Company has recognized lease liabilities in relation to lease arrangements previously disclosed as operating lease commitments under IAS 17 that meet the criteria of a lease under IFRS 16. Upon recognition in the consolidated statement of financial position, the Company’s weighted average incremental borrowing rate used in measuring lease liabilities was 3.58%.

Note 4 Cash and Cash Equivalents

Cash and cash equivalents at December 31, 2019 included $327 million of cash (December 31, 2018 – $187 million) and $1,448 million of short-term investments with original maturities less than three months at the time of purchase (December 31, 2018 – $2,679 million).

Note 5 Accounts Receivable

Accounts Receivable

($ millions)	December 31, 2019	December 31, 2018
Trade receivables	1,327	1,146
Provision for expected credit losses	(34)	(39)
Derivatives due within one year	38	43
Other(1)	168	205

End of year	1,499	1,355

(1)	Includes insurance proceeds of $114 million (2018 – $143 million), related to the Superior Refinery incident.

Note 6 Inventories

Inventories

($ millions)	December 31, 2019	December 31, 2018
Crude oil, natural gas and NGL	627	445
Refined petroleum products	553	435
Trading inventories measured at fair value less costs to sell	155	200
Materials, supplies and other	151	152

End of year	1,486	1,232

Impairment of inventory to net realizable value for the year ended December 31, 2019 was $15 million (December 31, 2018 – $60 million), as a result of declining market benchmark prices.

Trading inventories measured at fair value less costs to sell consist of natural gas inventories and crude oil inventories. The fair value measurement incorporates exit commodity prices and adjustments for quality and location.

Husky Energy Inc. | Consolidated Financial Statements | 30

Note 7 Restricted Cash

In accordance with the provisions of the regulations of the People’s Republic of China, the Company is required to deposit funds into separate accounts restricted to the funding of future asset retirement obligations in offshore China. As at December 31, 2019, the Company had deposited funds of $142 million which have been classified as non-current (2018 – $128 million).

Note 8 Exploration and Evaluation Costs

Exploration and Evaluation Assets

($ millions)	2019	2018
Beginning of year	997	838
Additions	46	287
Disposals	—	(23)
Transfers to property, plant and equipment (note 9)	(44)	(79)
Expensed exploration expenditures previously capitalized	(355)	(29)
Exchange adjustments	(1)	3

End of year	643	997

During 2019, $331 million of the $355 million in total expensed exploration expenditures previously capitalized was primarily related to a write-down related to certain crude oil assets in the Atlantic and Western Canada. The write-down was primarily due to changes in management’s future development plans resulting from sustained declines in forecasted short and long-term crude oil prices.

The following exploration and evaluation expenses for the years ended December 31, 2019 and 2018 relate to activities associated with the exploration for and evaluation of crude oil and natural gas resources and were recorded in the Upstream Exploration and Production business.

Exploration and Evaluation Expense Summary

($ millions)	2019	2018
Seismic, geological and geophysical	131	102
Expensed drilling	409	41
Expensed land	7	6

	547	149

Husky Energy Inc. | Consolidated Financial Statements | 31

Note 9 Property, Plant and Equipment

Property, Plant and Equipment

($ millions)	Oil and Gas Properties	Processing, Transportation and Storage	Upgrading	Refining	Retail and Other	Total
Cost
December 31, 2017	41,815	86	2,599	9,191	2,930	56,621
Additions	2,465	12	62	744	151	3,434
Acquisitions	64	—	—	3	—	67
Transfers from exploration and evaluation (note 8)	79	—	—	—	—	79
Intersegment transfers	—	—	—	(5)	5	—
Changes in asset retirement obligations (note 17)	43	2	(2)	(5)	7	45
Disposals and derecognition	(632)	—	—	(10)	(1)	(643)
Exchange adjustments	362	1	—	773	3	1,139

December 31, 2018	44,196	101	2,659	10,691	3,095	60,742
Transfers to right-of-use assets(1) (note 10)	(336)	—	—	(180)	—	(516)
Additions(2)	2,340	2	58	899	160	3,459
Acquisitions	10	—	—	—	—	10
Transfers from exploration and evaluation (note 8)	44	—	—	—	—	44
Transfers from right-of-use assets(3) (note 10)	101	—	—	—	—	101
Intersegment transfers	2	—	—	27	(29)	—
Changes in asset retirement obligations (note 17)	469	1	5	19	23	517
Disposals and derecognition	(16)	(2)	(1)	(943)	(2)	(964)
Exchange adjustments	(223)	(1)	—	(496)	(2)	(722)

December 31, 2019	46,587	101	2,721	10,017	3,245	62,671

Accumulated depletion, depreciation, amortization and impairment
December 31, 2017	(26,016)	(47)	(1,462)	(3,176)	(1,842)	(32,543)
Depletion, depreciation, amortization and impairment	(1,811)	(2)	(123)	(503)	(152)	(2,591)
Disposals and derecognition	586	—	—	10	—	596
Exchange adjustments	(138)	(1)	—	(264)	(1)	(404)

December 31, 2018	(27,379)	(50)	(1,585)	(3,933)	(1,995)	(34,942)
Transfers to right-of-use assets(1) (note 10)	12	—	—	40	—	52
Depletion, depreciation, amortization and impairment	(4,082)	(2)	(115)	(736)	(239)	(5,174)
Intersegment transfers	—	—	—	(17)	17	—
Disposals and derecognition	8	—	—	724	2	734
Exchange adjustments	93	1	—	187	1	282

December 31, 2019	(31,348)	(51)	(1,700)	(3,735)	(2,214)	(39,048)

Net book value
December 31, 2018	16,817	51	1,074	6,758	1,100	25,800
December 31, 2019	15,239	50	1,021	6,282	1,031	23,623

(1)	Transfer to right-of-use assets due to the adoption of IFRS 16 on January 1, 2019.
(2)	Includes $5 million of interest expense on lease liabilities allocated to the carrying amount of assets in Oil and Gas Properties.
(3)	Includes capitalized depreciation from right-of-use assets.

Costs of property, plant and equipment, including major development projects, not subject to depletion, depreciation and amortization as at December 31, 2019 were $6.8 billion (December 31, 2018 – $5.2 billion) including undeveloped land assets of $127 million as at December 31, 2019 (December 31, 2018 – $117 million).

Husky Energy Inc. | Consolidated Financial Statements | 32

Included in depletion, depreciation, amortization and impairment for the year ended December 31, 2019 is a pre-tax impairment expense of $2,240 million (December 31, 2018 – $nil) on assets on CGUs located at Sunrise, Western Canada and White Rose in the Exploration and Production segment. The impairment charge, reflected in the fourth quarter of 2019 and attributed to the CGUs noted above, was a result of sustained declines in forecasted short and long-term crude oil and natural gas prices and management’s decision to reduce capital investment in those CGUs. The recoverable amount of the impaired CGUs was estimated based on fair value less costs to sell methodology using estimated after-tax discounted cash flows on proved plus probable reserves for Sunrise and Western Canada CGUs, and proved plus probable and possible reserves for the White Rose CGU (Level 3). The Company used an after-tax discount rate of 10% (Level 3).

The following table summarizes impairment for each Upstream CGU:

CGU

($ millions)	Impairment recorded
Northern	421
Rainbow	241

Western Canada CGUs total	662
White Rose CGU	871
Sunrise CGU	707

Upstream CGUs total	2,240

The recoverable amount of the Upstream CGUs was $5.6 billion as at December 31, 2019. The recoverable amount is sensitive to commodity price, discount rate, production volumes, royalties, operating costs and future capital expenditures. Commodity prices are based on market indicators at the end of the period. Management’s long-term assumptions are benchmarked against forward price curve and pricing forecasts prepared by external firms.

The table below summarizes the forecasted prices used in determining the recoverable amounts:

	WTI ($US/bbl)	Brent ($US/bbl)	Edmonton Light ($CDN/bbl)	AECO ($CDN/mcf)	Foreign Exchange ($US/$CDN)
2020	61.00	66.00	72.37	2.00	0.76
2021	64.00	68.00	76.62	2.25	0.77
2022	66.00	70.00	78.85	2.50	0.78
2023	68.00	72.00	80.38	2.75	0.79
2024	70.00	74.00	82.91	2.80	0.79
2025	71.40	75.48	84.57	2.86	0.79
2026(1)	72.83	76.99	86.26	2.91	0.79

(1)	Prices are escalated at 2% thereafter.

The discount rate for FVLCS represents the rate a market participant would apply to the cash flows in a market transaction. The discount rate is derived from the Company’s post-tax weighted average cost of capital with appropriate adjustments made to reflect the risks specific to the CGUs. Production volumes, operating costs, royalties and future capital expenditures are based on management’s best estimates included in the long range plan approved by the Board of Directors.

A change in the discount rate or forward price over the life of the reserves will result in the following impact on the Upstream CGUs:

	Discount Rate		Commodity Price
($ millions)	1% Increase in Discount Rate	1% Decrease in Discount Rate	5% Increase in Forward Price	5% Decrease in Forward Price
Impairment of PP&E – Increase (Decrease)	528	(605)	(910)	904

Husky Energy Inc. | Consolidated Financial Statements | 33

Also included in depletion, depreciation, amortization and impairment for the year ended December 31, 2019 is a pre-tax impairment expense of $90 million (December 31, 2018 – $nil) at the Lloyd and Minnedosa Ethanol plants within the Canadian Refined Products segment. The impairment charge, reflected in the fourth quarter of 2019 and attributed to the CGUs noted above, was a result of sustained declines in forecasted ethanol margins. The recoverable amount of the impaired CGUs was estimated using after-tax discounted cash flows (Level 3). The Company used comparative market multipliers to corroborate discounted cash flow results.

The recoverable amount of these Downstream CGUs was $106 million as at December 31, 2019.

The following table summarizes impairment for each CGU in downstream:

CGU

($ millions)	Impairment recorded
Minnedosa Ethanol Plant	78
Lloydminster Ethanol Plant	12

Downstream CGUs total	90

Depletion, depreciation, amortization and impairment for the year ended December 31, 2019 also included a $254 million pre-tax derecognition of the carrying value of components replaced as part of the crude oil flexibility project at the Lima Refinery in the U.S Refining and Marketing segment (December 31, 2018 – a pre-tax impairment expense of $56 million related to the Superior Refinery in the U.S. Refining and Marketing segment).

Assets Dispositions

On November 1, 2019, the Company completed the sale of its Prince George Refinery to Tidewater Midstream and Infrastructure Ltd. for $215 million in cash plus an inventory closing adjustment of approximately $53.5 million. Upon completion of the sale of the Prince George Refinery, the Company entered into a supply agreement to purchase substantially all of the refinery’s production, resulting in a $55 million sale leaseback. The transaction resulted in a pre-tax gain of $2 million and an after-tax gain of $1 million. The assets and related liabilities were recorded in the Canadian Refined Products segment.

Note 10 Right-of-use Assets and Lease Liabilities

Right-of-use Assets

($ millions)	Oil and Gas Properties	Processing, Transportation and Storage	Upgrading	Refining	Retail and Other	Total
January 1, 2019
Transfers from property, plant and equipment, net (note 9)	324	—	—	140	—	464
Initial recognition	721	100	—	70	412	1,303

	1,045	100	—	210	412	1,767
Additions	1	—	—	80	5	86
Transfers to property, plant and equipment (note 9)	(101)	—	—	—	—	(101)
Disposals and derecognition	(11)	—	—	(31)	2	(40)
Revaluation	(194)	1	—	(1)	8	(186)
Depreciation and impairment	(222)	(11)	—	(50)	(39)	(322)
Other	2	—	—	(4)	—	(2)

December 31, 2019	520	90	—	204	388	1,202

During 2019, $165 million of right-of-use assets were expensed related to impairment recorded within the Exploration and Production segment. Refer to Note 9.

Husky Energy Inc. | Consolidated Financial Statements | 34

Lease Liabilities

Balance Sheets

($ millions)	December 31, 2019
Current lease liabilities(1)	109
Non-current lease liabilities(1)	1,353

(1)	Includes $489 million previously recorded in accrued liabilities and other long-term liabilities as at December 31, 2018.

Reconciliation to Operating Lease Commitments

($ millions)
Operating agreements included in commitments at December 31, 2018(1)	2,343
Expenses relating to short-term leases	(9)
Discounting	(986)

Additional lease liability recognized due to adoption of IFRS 16 on January 1, 2019	1,348

(1)	Includes commitments from operating agreements, firm transportation agreements, and unconditional purchase obligations.

Maturity Analysis

	Within 1 year		After 1 year but no more than 5 years		More than 5 years		Total
($ millions)	2019	2018(1)	2019	2018(1)	2019	2018(1)	2019	2018(1)
Future lease payments	205	69	653	242	2,174	1,014	3,032	1,325
Interest	96	48	352	175	1,122	613	1,570	836

Present value of lease payments	109	21	301	67	1,052	401	1,462	489

(1)	Amounts for 2018 were future payments under finance leases obligations, prior to the adoption of IFRS 16.

Results of Operations

($ millions)	December 31, 2019
Interest expense on lease liabilities(1) (note 22)	106
Expenses relating to short-term leases	18

(1)	Includes $5 million of interest allocated to the carrying amount of assets in Oil and Gas Properties for the year ended December 31, 2019.

Cash Flow Summary

($ millions)	December 31, 2019
Total cash flow used for leases	339

The Company’s major office building leases contain extension options that are exercisable by the Company up to one year prior to the end of the non-cancellable lease term. As at December 31, 2019, $380 million of lease liabilities related to office buildings have been recognized. Discounted potential lease payments associated with extension options not included in lease liabilities amount to $238 million.

During 2019, the Company revalued the Henry Goodrich right-of-use asset due to a shortened contract term, resulting in a reduction of the right-of-use asset and lease liability by $185 million.

Husky Energy Inc. | Consolidated Financial Statements | 35

Note 11 Goodwill

Goodwill

($ millions)	December 31, 2019	December 31, 2018
Beginning of year	690	633
Exchange adjustments	(34)	57

End of year	656	690

As at December 31, 2019, the Company’s goodwill balance related entirely to the Lima Refinery. For impairment testing purposes, the recoverable amount of the Lima Refinery CGU was estimated using the FVLCS methodology based on cash flows expected over a 50-year period and an after-tax discount rate of 9% (2018 – 8%).

Management used the FVLCS calculation for the Lima Refinery CGU, which is sensitive to changes in discount rate, forecasted crack spreads and future capital expenditures. The discount rate is derived from the post-tax weighted average cost of capital, of a group of relevant peers, considered to represent the rate of return that would be required by a typical market participant for similar assets, with appropriate adjustments made to reflect the risks specific to the refinery. Forecasted crack spreads are based on WTI and prices for gasoline and diesel, and are consistent with crack spreads used in the Company’s long range plan.

After-tax cash flow projections for the initial 10-year period are based on long range plan future cash flows and inflated by long-term growth rates of 1% and 2%, for future EBITDA and capital expenditures, respectively, for the remaining 40-year period. The inflation rate was based upon an average expected inflation rate for the U.S. of 2% (2018 – 2%). As at December 31, 2019, the recoverable value of the CGU exceeded the carrying amount and no impairment was identified.

The Company used comparative market multipliers to corroborate discounted cash flow results.

Note 12 Joint Arrangements

Joint Operations

BP-Husky Refining LLC

The Company holds a 50% ownership interest in BP-Husky Refining LLC, which owns and operates the BP-Husky Toledo Refinery in Ohio.

Sunrise Oil Sands Partnership

The Company holds a 50% interest in the Sunrise Oil Sands Partnership, which is engaged in operating an oil sands project in Northern Alberta.

Joint Venture

Husky-CNOOC Madura Ltd.

The Company holds 40% joint control in Husky-CNOOC Madura Ltd., which is engaged in the exploration for and production of oil and gas resources in Indonesia. Results of the joint venture are included in the consolidated statements of income (loss) in the Exploration and Production in the Upstream segment.

Summarized below is the financial information for Husky-CNOOC Madura Ltd. accounted for using the equity method:

Results of Operations

($ millions, except share of equity investment)	2019	2018
Revenues	424	441
Expenses	(267)	(273)

Net earnings	157	168
Share of equity investment	40%	40%

Proportionate share of equity investment	50	51

Husky Energy Inc. | Consolidated Financial Statements | 36

Balance Sheets

($ millions, except share of equity investment)	December 31, 2019	December 31, 2018
Current assets(1)	208	373
Non-current assets	1,840	2,072
Current liabilities	(70)	(123)
Non-current liabilities(2)	(1,427)	(1,917)

Net assets	551	405
Share of net assets	40%	40%

Carrying amount in balance sheet	516	650

(1)	Includes cash and cash equivalents of $42 million (2018 – $203 million).
(2)

Includes deferred revenue of nil (2018 – $2 million) related to take-or-pay commitments, with respect to natural gas production volumes from the BD Project, not taken by the purchaser. As per the terms of the agreement, the purchaser has until the end of the agreement to take these volumes.

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

Husky Midstream Limited Partnership

The Company holds a 35% interest in HMLP, which owns midstream assets in Alberta and Saskatchewan. The assets are held by HMLP, of which Husky owns 35%, Power Assets Holdings Ltd. (“PAH”) owns 48.75% and CK Infrastructure Holdings Ltd. (“CKI”) owns 16.25%. Results of the joint venture are included in the consolidated statements of income (loss) in Infrastructure and Marketing in the Upstream segment.

Summarized below is the financial information for HMLP accounted for using the equity method:

Results of Operations

($ millions, except share of equity investment)	2019	2018
Revenues	316	296
Expenses	(228)	(177)

Net earnings	88	119
Share of equity investment	35%	35%

Proportionate share of equity investment	9	18

Balance Sheet

($ millions, except share of net assets)	December 31, 2019	December 31, 2018
Current assets(1)	171	115
Non-current assets	3,031	2,849
Current liabilities	(163)	(153)
Non-current liabilities	(1,059)	(825)

Net assets	1,980	1,986
Share of net assets	35%	35%

Carrying amount in balance sheet	666	669

(1)	Current assets include cash and cash equivalents of $86 million (2018 – $16 million).

The Company’s share of equity investment and carrying amount of share of net assets does not equal the 35% joint control of the net income and net assets of HMLP due to the potential fluctuation in the partnership profit structure.

Husky Energy Inc. | Consolidated Financial Statements | 37

Note 13 Other Assets

Other Assets

($ millions)	December 31, 2019	December 31, 2018
Long-term receivables(1)	489	319
Precious metals	22	23
Other	13	18

End of year	524	360

(1)	Includes insurance proceeds of $435 million (2018 – $253 million), related to the Superior Refinery incident.

For the year ended December 31, 2019, the Company accrued pre-tax recoveries for rebuild costs, incident costs and business interruption associated with the Superior Refinery incident of $630 million (December 31, 2018 – $468 million), which is included in other-net in the consolidated statements of income (loss).

Note 14 Bank Operating Loans

At December 31, 2019, the Company had unsecured short-term borrowing lines of credit with banks totalling $900 million(1) (December 31, 2018 – $900 million) and letters of credit under these lines of credit totalling $436 million (December 31, 2018 – $439 million). As at December 31, 2019, bank operating loans were nil (December 31, 2018 – nil). Interest payable is based on Bankers’ Acceptance, CAD Prime Rate, U.S. LIBOR, or U.S. Base Rates.

Sunrise Oil Sands Partnership has an unsecured demand credit facility of $10 million (December 31, 2018 – $10 million) available for general purposes. The Company’s proportionate share of the credit facility is $5 million (December 31, 2018 – $5 million). As at December 31, 2019, there was no balance outstanding under this credit facility (December 31, 2018 – no balance).

(1)	Includes $125 million demand facilities available specifically for letters of credit only.

Note 15 Accounts Payable and Accrued Liabilities

Accounts Payable and Accrued Liabilities

($ millions)	December 31, 2019	December 31, 2018
Trade payables	1,178	1,121
Accrued liabilities	1,954	1,712
Dividend payable (note 20)	126	126
Stock-based compensation	19	32
Derivatives due within one year	21	39
Other	167	129

End of year	3,465	3,159

Husky Energy Inc. | Consolidated Financial Statements | 38

Note 16 Debt and Credit Facilities

Short-term Debt

($ millions)	December 31, 2019	December 31, 2018
Commercial paper(1)	550	200

(1)

The commercial paper is supported by the Company’s syndicated credit facilities and the Company is authorized to issue commercial paper up to a maximum of $1.0 billion having a term not to exceed 365 days. The weighted average interest rate as at December 31, 2019 was 1.98% per annum (December 31, 2018 – 2.20%).

Long-term Debt

		Canadian $ Amount		U.S. $ Denominated
($ millions)	Maturity	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Long-term debt 5.00% notes(5)	2020	—	400	—	—
3.95% notes(1)(4)	2022	648	682	500	500
4.00% notes(1)(4)	2024	973	1,023	750	750
3.55% notes(5)	2025	750	750	—	—
3.60% notes(5)	2027	750	750	—	—
4.40% notes(1)(4)	2029	973	—	750	—
6.80% notes(1)(4)	2037	501	528	387	387
Debt issue costs(2)		(25)	(19)	—	—

Long-term debt		4,570	4,114	2,387	1,637

Long-term debt due within one year
6.15% notes(1)(3)	2019	—	410	—	300
7.25% notes(1)(4)	2019	—	1,023	—	750
5.00% notes(5)	2020	400	—	—	—

Long-term debt due within one year		400	1,433	—	1,050

(1)

The U.S. dollar denominated debt is designated as a hedge of the Company’s net investment in selected foreign operations with a U.S. dollar functional currency. Refer to Note 25 for Foreign Currency Risk Management.

(2)	Calculated using the effective interest rate method.
(3)	The 6.15% notes represent unsecured securities under a trust indenture dated June 14, 2002.
(4)	The 7.25%, the 3.95%, the 4.00%, the 4.40% and the 6.80% notes represent unsecured securities under a trust indenture dated September 11, 2007.
(5)	The 5.00%, the 3.55% and the 3.60% notes represent unsecured securities under a trust indenture dated December 21, 2009.

Credit Facilities

The Company has two $2.0 billion revolving unsecured syndicated credit facilities that mature on June 19, 2022 and March 9, 2024.

As at December 31, 2019 the covenants under the Company’s syndicated credit facilities are debt to capital covenants, calculated as total debt (long-term debt including long-term debt due within one year and short-term debt) and certain adjusting items specified in the agreement divided by total debt, shareholders’ equity and certain adjusting items specified in the agreement. These covenants are used to assess the Company’s financial strength. If the Company does not comply with the covenants under the syndicated credit facilities, there is risk that repayment could be accelerated. The Company was in compliance with the syndicated credit facility covenants at December 31, 2019, and assessed the risk of non-compliance to be low. As at December 31, 2019, the Company had no direct borrowings under its $2.0 billion facility expiring June 19, 2022 (December 31, 2018 – no direct borrowings) and no direct borrowings under its $2.0 billion facility expiring March 9, 2024 (December 31, 2018 – no direct borrowings).

Interest payable is based on Bankers’ Acceptance, CAD Prime Rate, U.S. LIBOR, or U.S. Base Rates, depending on the borrowing option selected and credit ratings assigned by certain credit rating agencies to the Company.

Husky Energy Inc. | Consolidated Financial Statements | 39

Notes

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

On December 4, 2018, the Company entered into cash flow hedges using forward interest rate swaps to fix the underlying U.S. $500 million 10-year note fixed rate to December 15, 2019. During the three months ended March 31, 2019, the Company discontinued these cash flow hedges and these interest rate swaps were settled and derecognized during the year.

On March 15, 2019, the Company issued US$750 million in senior unsecured notes. The notes bear an annual interest rate of 4.40% and are due on April 15, 2029. The Company raised the net proceeds of the offering for general corporate purposes, which included the repayment of certain outstanding debt securities that matured in 2019.

On May 1, 2019, the Company filed a universal short form base shelf prospectus (the “2019 Canadian Shelf Prospectus”) with applicable securities regulators in each of the provinces of Canada that enables the Company to offer up to $3.0 billion of common shares, preferred shares, debt securities, subscription receipts, warrants and other units in Canada up to and including June 1, 2021.

On June 17, 2019, the Company repaid the maturing 6.15% notes. The amount paid to note holders was $402 million.

On December 16, 2019, the Company repaid the maturing 7.25% notes. The amount paid to note holders was $987 million.

The Company’s notes, credit facilities and short-term lines of credit rank equally in right of payment.

Base Shelf Prospectus

At December 31, 2019, the Company had unused capacity of $3.0 billion under its 2019 Canadian Shelf Prospectus and US$2.25 billion under its 2018 U.S. Shelf Prospectus and related U.S. registration statement.

Reconciliation of Changes of Liabilities to Cash Flows from Financing Activities

	Liabilities
($ millions)	Short-term debt	Long-term debt due within one year	Long-term debt	Other long-term liabilities	Lease liabilities due within one year	Lease liabilities
December 31, 2018	200	1,433	4,114	1,107	—	—
Changes from financing cash flows
Long-term debt issuance	—	—	1,000	—	—	—
Long-term debt repayment	—	(1,389)	—	—	—	—
Short-term debt issuance, net	350	—	—	—	—	—
Debt issue costs	—	—	(9)	—	—	—
Finance lease payments	—	—	—	—	(233)	—

Total change from financing cash flows	350	(1,389)	991	—	(233)	—

Other changes – liability-related
Initial recognition of lease liabilities (note 10)	—	—	—	(467)	22	1,815
Foreign exchange	—	—	(8)	(12)	—	(3)
Fair value changes	—	—	—	(4)	—	(240)
Net additions of lease liabilities	—	—	—	—	—	89
Reclassification	—	400	(400)	(114)	319	(319)
Deferred revenue	—	—	—	(42)	—	—
Amortization of debt issuance costs	—	—	5	—	—	—
Foreign exchange recognized in OCI	—	(44)	(132)	—	—	—
Other	—	—	—	(14)	1	11

Total other changes – liability related	—	356	(535)	(653)	342	1,353

December 31, 2019	550	400	4,570	454	109	1,353

Husky Energy Inc. | Consolidated Financial Statements | 40

Note 17 Asset Retirement Obligations

At December 31, 2019, the estimated total undiscounted inflation-adjusted amount required to settle the Company’s ARO was $10.0 billion (December 31, 2018 – $9.2 billion). These obligations will be settled based on the useful lives of the underlying assets, which currently extend an average of 45 years (December 31, 2018 – 45 years) into the future. This amount has been discounted using credit-adjusted risk-free rates of 3.9% to 4.4% (December 31, 2018 – 3.8% to 5.0%) and an inflation rate of 2% (December 31, 2018 – 2%). Obligations related to future environmental remediation and cleanup of oil and gas assets are included in the estimated ARO.

While the provision is based on management’s best estimates of future costs, discount rates and the economic lives of the assets, there is uncertainty regarding the amount and timing of incurring these costs.

A reconciliation of the carrying amount of asset retirement obligations at December 31, 2019 and 2018 is set out below:

Asset Retirement Obligations

($ millions)	2019	2018
Beginning of year	2,424	2,526
Additions	76	40
Liabilities settled	(276)	(270)
Liabilities disposed	(6)	(11)
Change in discount rate	285	(68)
Change in estimates	156	93
Exchange adjustment	(10)	17
Accretion (note 22)	106	97

End of year	2,755	2,424

Expected to be incurred within 1 year	112	202
Expected to be incurred beyond 1 year	2,643	2,222

At December 31, 2019, the Company had deposited funds of $142 million into the restricted accounts for funding of future asset retirement obligations in offshore China (December 31, 2018 – $128 million). These amounts have been classified as non-current and included in restricted cash.

Note 18 Other Long-term Liabilities

Other Long-term Liabilities

($ millions)	December 31, 2019	December 31, 2018
Employee future benefits (note 23)	214	205
Finance lease obligations (note 10)	—	467
Stock-based compensation	19	42
Deferred revenue	152	205
Other	69	188

End of year	454	1,107

Deferred revenue

Deferred revenue relates to take-or-pay commitments, with respect to natural gas production volumes from the Liwan 3-1 field in Asia Pacific, not taken by the purchaser. As per the terms of the agreement, the purchaser has until the end of the agreement to take these volumes.

($ millions)	December 31, 2019	December 31, 2018
Beginning of year	205	284
Revenue recognized	(42)	(100)
Exchange adjustment	(11)	21

End of year	152	205

Husky Energy Inc. | Consolidated Financial Statements | 41

Note 19 Income Taxes

The major components of income tax expense (recovery) for the years ended December 31, 2019 and 2018 were as follows:

Income Tax Expense (Recovery)

($ millions)	2019	2018
Current income tax
Current income tax charge	174	86
Adjustments to current income tax estimates	1	(11)

	175	75

Deferred income tax
Relating to origination and reversal of temporary differences	(723)	378
Adjustments to deferred income tax estimates	(251)	18

	(974)	396

Deferred Tax Items in OCI

($ millions)	2019	2018
Deferred tax items expensed (recovered) directly in OCI
Derivatives designated as cash flow hedges	(3)	(5)
Remeasurement of pension plans	1	17
Exchange differences on translation of foreign operations	(58)	87
Hedge of net investment	30	(41)

	(30)	58

The provision for income taxes in the consolidated statements of income (loss) reflects an effective tax rate which differs from the expected statutory tax rate. Differences for the years ended December 31, 2019 and 2018 were accounted for as follows:

Reconciliation of Effective Tax Rate

($ millions, except tax rate)	2019	2018
Earnings (loss) before income taxes
Canada	(3,170)	734
United States	337	493
Other foreign jurisdictions	664	701

	(2,169)	1,928
Statutory Canadian income tax rate	26.8%	27.2%

Expected income tax	(582)	525
Effect on income tax resulting from:
Foreign jurisdictions	61	(36)
Non-taxable items	(25)	(13)
Adjustments with respect to previous year	(250)	7
Revaluation of foreign tax pools	(4)	(4)
Other – net	1	(8)

Income tax expense (recovery)	(799)	471

The statutory tax rate is 26.8% in 2019 (2018 – 27.2%). The 2019 and 2018 tax rates were changed due to a 0.5% decrease to the Alberta Provincial corporate tax rate that was substantively enacted in the second quarter of 2019 resulting in a deferred tax recovery of $233 million.

Husky Energy Inc. | Consolidated Financial Statements | 42

The following reconciles the movements in the deferred income tax liabilities and assets:

Deferred Tax Liabilities and Assets

($ millions)	January 1, 2019	Recognized in Earnings	Recognized in OCI	Other	December 31, 2019
Deferred tax liabilities
Exploration and evaluation assets and property, plant and equipment	(4,089)	967	69	—	(3,053)
Foreign exchange gains taxable on realization	(174)	51	(27)	—	(150)
Debt issue costs	(4)	(1)	—	—	(5)
Other temporary differences	(28)	(124)	—	—	(152)
Deferred tax assets
Pension plans	8	9	(1)	—	16
Asset retirement obligations	654	16	(4)	—	666
Loss carry-forwards	468	56	(7)	—	517
Financial assets at fair value	(9)	—	—	—	(9)

	(3,174)	974	30	—	(2,170)

Deferred Tax Liabilities and Assets

($ millions)	January 1, 2018	Recognized in Earnings	Recognized in OCI	Other	December 31, 2018
Deferred tax liabilities
Exploration and evaluation assets and property, plant and equipment	(3,727)	(260)	(106)	4	(4,089)
Foreign exchange gains taxable on realization	(177)	(43)	46	—	(174)
Debt issue costs	(3)	(1)	—	—	(4)
Other temporary differences	(90)	62	—	—	(28)
Deferred tax assets
Pension plans	40	(15)	(17)	—	8
Asset retirement obligations	679	(29)	4	—	654
Loss carry-forwards	523	(70)	15	—	468
Financial assets at fair value	31	(40)	—	—	(9)

	(2,724)	(396)	(58)	4	(3,174)

The Company has temporary differences associated with its investments in its foreign subsidiaries, branches, and interests in joint ventures. At December 31, 2019, the Company had nil deferred tax liabilities in respect to these investments (December 31, 2018 – nil).

At December 31, 2019, the Company had $2,105 million (December 31, 2018 – $1,806 million) of tax losses that will expire between 2030 and 2039. The Company has recorded deferred tax assets in respect of these losses, as there are sufficient taxable temporary differences in the various jurisdictions to utilize these losses.

Husky Energy Inc. | Consolidated Financial Statements | 43

Note 20 Share Capital

Common Shares

The Company is authorized to issue an unlimited number of no par value common shares.

Common Shares	Number of Shares	Amount ($ millions)
December 31, 2017	1,005,120,012	7,293
Options exercised(1)	1,726	—

December 31, 2018	1,005,121,738	7,293

December 31, 2019	1,005,121,738	7,293

(1)	Stock options exercised was less than $1 million.

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

Common Share Dividends

	2019		2018
($ millions)	Declared	Paid	Declared	Paid
	503	503	402	276

At December 31, 2019, Common Share dividends payable were $126 million (December 31, 2018 – $126 million).

Preferred Shares

The Company is authorized to issue an unlimited number of no par value preferred shares.

Cumulative Redeemable Preferred Shares	Number of Shares	Amount ($ millions)
December 31, 2017	36,000,000	874
December 31, 2018	36,000,000	874

December 31, 2019	36,000,000	874

Cumulative Redeemable Preferred Shares Dividends

	2019		2018
($ millions)	Declared	Paid	Declared	Paid
Series 1 Preferred Shares	6	6	6	8
Series 2 Preferred Shares	1	1	1	1
Series 3 Preferred Shares	12	12	12	14
Series 5 Preferred Shares	9	9	9	11
Series 7 Preferred Shares	7	7	7	9

	35	35	35	43

At December 31, 2019, Preferred Share dividends payable were nil (December 31, 2018 – nil).

Holders of the Cumulative Redeemable Preferred Shares, Series 1 (the ”Series 1 Preferred Shares”) are entitled to receive a cumulative quarterly fixed dividend yielding 2.404% annually for a five year period ending March 31, 2021, as and when declared by the Company’s Board of Directors. Thereafter, the dividend rate will be reset every five years at a rate equal to the five-year Government of Canada bond yield plus 1.73%. Holders of Series 1 Preferred Shares have the right, at their option, to convert their shares into Cumulative Redeemable Preferred Shares, Series 2 (the “Series 2 Preferred Shares”), subject to certain conditions, on March 31, 2021 and on March 31 every five years thereafter.

Husky Energy Inc. | Consolidated Financial Statements | 44

Holders of the Series 2 Preferred Shares are entitled to receive a cumulative quarterly floating rate dividend that is reset every quarter for a five year period ending March 31, 2021, as and when declared by the Company’s Board of Directors. The dividend rate applicable to the Series 2 Preferred Shares, for the three month period commencing September 30, 2019 but excluding December 31, 2019, was 3.368% based on the sum of the Government of Canada 90 day Treasury bill rate on August 20, 2019 plus 1.73%. Holders of Series 2 Preferred Shares have the right, at their option, to convert their shares into Series 1 Preferred Shares, subject to certain conditions, on March 31, 2021 and on March 31 every five years thereafter.

Holders of the Cumulative Redeemable Preferred Shares, Series 3 (the ”Series 3 Preferred Shares”) are entitled to receive a cumulative quarterly fixed dividend yielding 4.689% annually for the initial period ending December 31, 2024 as and when declared by the Company’s Board of Directors. Thereafter, the dividend rate will be reset every five years at the rate equal to the five-year Government of Canada bond yield plus 3.13%. Holders of Series 3 Preferred Shares will have the right, at their option, to convert their shares into Cumulative Redeemable Preferred Shares, Series 4 (the ”Series 4 Preferred Shares”), subject to certain conditions, on December 31, 2024 and on December 31 every five years thereafter. Holders of the Series 4 Preferred Shares will be entitled to receive cumulative quarterly floating dividends at a rate equal to the 90-day Government of Canada Treasury Bill yield plus 3.13%.

Holders of the Cumulative Redeemable Preferred Shares, Series 5 (the ”Series 5 Preferred Shares”) are entitled to receive a cumulative quarterly fixed dividend yielding 4.50% annually for the initial period ending March 31, 2020 as declared by the Board of Directors. Thereafter, the dividend rate will be reset every 5 years at the rate equal to the five-year Government of Canada bond yield plus 3.57%. Holders of Series 5 Preferred Shares will have the right, at their option, to convert their shares into Cumulative Redeemable Preferred Shares, Series 6 (the ”Series 6 Preferred Shares”), subject to certain conditions, on March 31, 2020 and on March 31 every five years thereafter. Holders of the Series 6 Preferred Shares will be entitled to receive cumulative quarterly floating dividends at a rate equal to the 90-day Government of Canada Treasury Bill yield plus 3.57%.

Holders of the Cumulative Redeemable Preferred Shares, Series 7 (the ”Series 7 Preferred Shares”) are entitled to receive a cumulative fixed dividend yielding 4.60% annually for the initial period ending June 30, 2020 as declared by the Board of Directors. Thereafter, the dividend rate will be reset every 5 years at the rate equal to the five-year Government of Canada bond yield plus 3.52%. Holders of the Series 7 Preferred Shares will have the right, at their option, to convert their shares into Cumulative Redeemable Preferred Shares, Series 8 (the ”Series 8 Preferred Shares”), subject to certain conditions, on June 30, 2020 and on June 30 every 5 years thereafter. Holders of the Series 8 Preferred Shares will be entitled to receive cumulative quarterly floating dividends at a rate equal to the 90-day Government of Canada Treasury Bill yield plus 3.52%.

Stock Option Plan

Pursuant to the Incentive Stock Option Plan (the “Option Plan”), the Company may grant from time to time to executive officers and certain employees of the Company options to purchase common shares of the Company. The term of each option is five years, and vests one-third on each of the first three anniversary dates from the grant date. The Option Plan provides the option holder with the right to exercise the option to acquire one common share at the exercise price or surrender the option for a cash payment. The exercise price of the option is equal to the weighted average trading price of the Company’s common shares during the five trading days prior to the grant date. When the stock option is surrendered to the Company, the cash payment is equal to the excess of the aggregate fair market value of the common shares able to be purchased pursuant to the vested and exercisable portion of such stock options on the date of surrender over the aggregate exercise price for those common shares pursuant to those stock options. The fair market value of common shares is calculated as the closing price of the common shares on the date on which board lots of common shares have traded immediately preceding the date a holder of the stock options provides notice to the Company that they wish to surrender their stock options to the Company in lieu of exercise.

Included in accounts payable and accrued liabilities and other long-term liabilities in the consolidated balance sheets at December 31, 2019 was $4 million (December 31, 2018 – $11 million) representing the estimated fair value of options outstanding. The total recovery recognized in selling, general and administrative expenses in the consolidated statements of income (loss) for the Option Plan for the year ended December 31, 2019 was $6 million (December 31, 2018 – recovery of $3 million). At December 31, 2019, the intrinsic value of stock options exercisable for cash was less than one million (December 31, 2018 – nil).

Husky Energy Inc. | Consolidated Financial Statements | 45

The following options to purchase common shares have been awarded to officers and certain other employees:

Outstanding and Exercisable Options

	2019		2018
	Number of Options (thousands)	Weighted Average Exercise Prices ($)	Number of Options (thousands)	Weighted Average Exercise Prices ($)
Outstanding, beginning of year	19,967	21.48	22,645	23.96
Granted(1)	4,241	14.31	5,610	17.21
Exercised for common shares	—	—	(2)	15.67
Surrendered for cash	(4)	15.67	(1,772)	15.82
Expired or forfeited	(5,706)	28.27	(6,514)	27.69

Outstanding, end of year	18,498	17.75	19,967	21.48

Exercisable, end of year	10,596	19.27	10,461	25.87

(1)	Options granted during the year ended December 31, 2019 were attributed a fair value of $2.34 per option (December 31, 2018 – $2.90) at grant date.

Outstanding and Exercisable Options

	Outstanding Options			Exercisable Options
Range of Exercise Price	Number of Options (thousands)	Weighted Average Exercise Prices ($)	Weighted Average Contractual Life (years)	Number of Options (thousands)	Weighted Average Exercise Prices ($)
$9.28 - $16.31	10,341	15.34	2.65	5,350	15.86
$16.32 - $25.41	8,157	20.80	1.86	5,246	22.75

December 31, 2019	18,498	17.75	2.30	10,596	19.27

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

Black-Scholes Assumptions

	December 31, 2019	December 31, 2018
	Tandem Options	Tandem Options
Dividend per option	0.42	0.56
Range of expected volatilities used (percent)	27.5 - 35.5	16.8 - 44.4
Range of risk-free interest rates used (percent)	1.66 - 1.74	1.6 - 1.9
Expected life of share options from vesting date (years)	1.97	1.95
Expected forfeiture rate (percent)	8.8	8.9
Weighted average exercise price	18.19	22.46
Weighted average fair value	0.25	0.65

The expected life of the share options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the expected life of the options is indicative of future trends, which may also not necessarily be the actual outcome.

Husky Energy Inc. | Consolidated Financial Statements | 46

Performance Share Units

The Company has a Performance Share Unit Plan for executive officers and certain employees of the Company. The term of each PSU is three years, and the PSU vests on the second and third anniversary dates of the grant date in percentages determined by the Compensation Committee based on the Company’s total shareholder return relative to a peer group of companies and achieving a ROCIU target set by the Company. ROCIU equals net earnings (loss) plus after tax interest expense divided by the two-year average capital employed, less any capital invested in assets that are not in use. Net earnings (loss) is adjusted for the difference between actual realized and budgeted commodity prices and foreign exchange rates and other actual and budgeted exceptional items. Upon vesting, PSU holders receive a cash payment equal to the number of vested PSUs multiplied by the weighted average trading price of the Company’s common shares for the five preceding trading days. As at December 31, 2019, the carrying amount of the liability relating to PSUs was $34 million (December 31, 2018 – $63 million). The total expense recognized in selling, general and administrative expenses in the consolidated statements of income (loss) for the PSUs for the year ended December 31, 2019 was $4 million (2018 – $47 million). The Company paid out $34 million (2018 – $24 million) for performance share units which vested in the year. The weighted average contractual life of the PSUs at December 31, 2019 was two years (December 31, 2018 – two years).

The number of PSUs outstanding was as follows:

Performance Share Units	2019	2018
Beginning of year	11,606,644	8,361,918
Granted	7,673,960	6,108,430
Exercised	(2,429,816)	(1,354,316)
Forfeited	(2,532,146)	(1,509,388)

Outstanding, end of year	14,318,642	11,606,644

Vested, end of year	3,264,840	4,487,585

Earnings (loss) per Share

Earnings (loss) per Share

($ millions)	2019	2018
Net earnings (loss)	(1,370)	1,457
Effect of dividends declared on preferred shares in the year	(35)	(35)

Net earnings (loss) – basic	(1,405)	1,422
Dilutive effect of accounting for stock options(1)	(15)	(13)

Net earnings (loss) – diluted	(1,420)	1,409

(millions)
Weighted average common shares outstanding – basic	1,005.1	1,005.1
Effect of stock dividends declared in the year	—	1.0

Weighted average common shares outstanding – diluted	1,005.1	1,006.1

Earnings (loss) per share – basic ($/share)	(1.40)	1.41
Earnings (loss) per share – diluted ($/share)	(1.41)	1.40

(1)

For the year ended December 31, 2019, equity-settlement of stock options was used to calculate diluted earnings (loss) per share as it was considered more dilutive than cash-settlement (December 31, 2018 – equity-settlement method was used). Stock-based compensation recovery was $6 million based on cash-settlement for the year ended December 31, 2019 (2018 – recovery of $3 million). Stock-based compensation expense would have been $9 million based on equity-settlement for the year ended December 31, 2019 (2018 – $10 million).

For the year ended December 31, 2019, 18 million tandem options (2018 – 13 million) were excluded from the calculation of diluted earnings (loss) per share as these options were anti-dilutive.

Husky Energy Inc. | Consolidated Financial Statements | 47

Note 21 Production, Operating and Transportation and Selling, General and Administrative Expenses

The following table summarizes production, operating and transportation expenses in the consolidated statements of income (loss) for the years ended December 31, 2019 and 2018:

Production, Operating and Transportation Expenses

($ millions)	2019	2018
Services and support costs	1,255	1,039
Salaries and benefits	773	762
Materials, equipment rentals and leases	250	243
Energy and utility	482	405
Licensing fees	204	191
Transportation	17	24
Other	36	139

Total production, operating and transportation expenses	3,017	2,803

The following table summarizes selling, general and administrative expenses in the consolidated statements of income (loss) for the years ended December 31, 2019 and 2018:

Selling, General and Administrative Expenses

($ millions)	2019	2018
Employee costs(1)	450	332
Stock-based compensation expense (recovery)(2)	(2)	44
Contract services	133	104
Equipment rentals and leases	11	39
Maintenance and other	101	135

Total selling, general and administrative expenses	693	654

(1)

Employee costs are comprised of salary and benefits earned during the year, plus cash bonuses awarded during the year. Annual bonus awards settled in shares are included in stock-based compensation expense.

(2)	Stock-based compensation expense represents the cost to the Company for participation in share-based payment plans.

Note 22 Financial Items

Financial Items

($ millions)	2019	2018
Foreign exchange gain (loss)
Non-cash working capital	17	(3)
Other foreign exchange	27	17

Net foreign exchange gain	44	14

Finance income	74	64

Finance expenses
Long-term debt	(310)	(320)
Lease liabilities(1) (note 10)	(106)	—
Other	(6)	(5)

	(422)	(325)
Interest capitalized(2)	177	108

	(245)	(217)
Accretion of asset retirement obligations (note 17)	(106)	(97)

Finance expenses	(351)	(314)

Total Financial Items	(233)	(236)

(1)	Includes $5 million of interest allocated to the carrying amount of assets in Oil and Gas Properties.
(2)	Interest capitalized on project costs is calculated using the Company’s annualized effective interest rate of 5% (2018 – 5%).

Husky Energy Inc. | Consolidated Financial Statements | 48

Note 23 Pensions and Other Post-employment Benefits

The Company currently provides defined contribution pension plans for all qualified employees and other post-employment benefit plans to its retirees. The other post-employment benefit plans provide certain retired employees with health care and dental benefits. The Company also maintains one defined benefit pension plan, which is closed to new entrants. The defined benefit pension plan provides pension benefits to certain employees based on years of service and final average earnings. The amount and timing of funding of this plan is subject to the funding policy as approved by the Board of Directors.

The measurement date of all plan assets and the accrued benefit obligations was December 31, 2019. The Company is required to file an actuarial valuation of its defined benefit pension with the provincial or state regulator at least every three years. The most recent actuarial valuation was December 31, 2018 for the U.S defined benefit plan. The most recent actuarial valuation was April 30, 2018 for the Canadian Other Post-employment benefit plan. The most recent actuarial valuation of the U.S. Other Post-employment benefit plan was January 18, 2019.

Defined Contribution Pension Plan

During the year ended December 31, 2019, the Company recognized a $59 million expense (2018 – $54 million) for the defined contribution and U.S. 401(k) plans in net earnings (loss).

Defined Benefit Pension Plans (“DB Pension Plan”) and Other Post-employment Benefit Plans (“OPEB Plans”)

Defined Benefit Obligations

	DB Pension Plans		OPEB Plans
($ millions)	2019	2018	2019	2018
Beginning of year	79	76	199	244
Current service cost	—	1	10	11
Interest cost	2	3	7	8
Benefits paid	(3)	(2)	(4)	(4)
Past service cost	3	—	(29)	—
Settlements	(49)	—	—	—
Remeasurements
Actuarial (gain) loss – experience	—	2	(1)	(13)
Actuarial (gain) loss – financial assumptions	9	(4)	20	(45)
Effect of changes in foreign exchange rates	(2)	3	(1)	(2)

End of year	39	79	201	199

Fair Value of Plan Assets

	DB Pension Plans		OPEB Plans
($ millions)	2019	2018	2019	2018
Beginning of year	71	67	—	—
Contributions by employer	(1)	1	2	2
Benefits paid	(3)	(2)	(2)	(2)
Interest income	2	2	—	—
Return on plan assets greater than discount rate	16	—	—	—
Settlements	(52)	—	—	—
Effect of changes in foreign exchange rates	(2)	3	—	—

End of year	31	71	—	—

Funded status

	DB Pension Plans		OPEB Plans
($ millions)	2019	2018	2019	2018
Net asset (liability)	(8)	(8)	(201)	(199)

The Company has accrued the total net liability for the DB Pension Plan and the OPEB Plans in the consolidated balance sheets in other long-term liabilities.

Husky Energy Inc. | Consolidated Financial Statements | 49

On July 25, 2019, the Company completed the transaction related to the Canadian DB Pension Plan initiated on July 25, 2017. The transaction settled the remaining service costs for active plan members, thereby settling the defined benefit obligation related to active plan members. This resulted in the Company recognizing a $5 million actuarial gain (net of tax of $1 million) in other comprehensive income (loss) in 2019.

The composition of the DB Pension Plan assets at December 31, 2019 and 2018 was as follows:

DB Pension Plan Assets

(percent)	Target allocation range	2019	2018
Money market type funds	—	—	5
Equity securities	35	35	—
Debt securities	65	65	95

The following table summarizes amounts recognized in net earnings (loss) and OCI for the DB Pension Plans and the OPEB Plans for the years ended December 31, 2019 and 2018:

	DB Pension Plans		OPEB Plans
($ millions)	2019	2018	2019	2018
Amounts recognized in net earnings (loss)
Current service cost	—	1	10	11
Past service cost	3	—	(29)	—
Net Interest cost	—	1	7	8

Benefit cost	3	2	(12)	19

Remeasurements
Actuarial loss (gain) due to liability experience	—	2	(1)	(13)
Actuarial loss (gain) due to liability assumption changes	9	(4)	20	(45)
(Gain) loss on plan assets	(16)	—	—	—

Remeasurement effects recognized in OCI	(7)	(2)	19	(58)

The following long-term assumptions were used to estimate the value of the defined benefit obligations, the plan assets and the OPEB Plans:

Assumptions

	DB Pension Plans		OPEB Plans
(percent)	2019	2018	2019	2018
Discount rate for benefit expense and obligation	2.3 - 4.2	3.4 - 3.6	3.0 - 3.7	3.4 - 3.7
Rate of compensation expense	3.5	N/A	N/A	N/A

The average health care cost trend rate used for the benefit expense for the Canadian OPEB Plan was 6.0% for 2018, 2019 and 2020, grading 0.5% per year for 2 years to 5.0% in 2022 and thereafter. The average health care cost trend rate used for the obligation related to the Canadian OPEB Plan was 6.0% for 2018, 2019 and 2020, grading 0.5% per year for 2 years to 5.0% in 2022 and thereafter.

The average health care cost trend rate used for the benefit expense for the U.S. OPEB Plan was 6.0% for 2018, grading 0.25% per year for 5 years to 5.0% per year in 2022 and thereafter. The average health care cost trend rate used for the obligation related to the U.S. OPEB Plan was 6.5% for 2019 and 2020, grading 0.25% per year for 6 years to 5.0% in 2026 and thereafter.

The sensitivity of the defined benefit and OPEB obligations to changes in relevant actuarial assumption is shown below:

Sensitivity Analysis

	DB Pension Plans		OPEB Plans
($ millions)	1% increase	1% decrease	1% increase	1% decrease
Discount rate	(4)	5	(23)	28
Health care cost trend rate	N/A	N/A	(16)	18

Husky Energy Inc. | Consolidated Financial Statements | 50

Note 24 Cash Flows – Change in Non-cash Working Capital

Non-cash Working Capital

($ millions)	2019	2018
Decrease (increase) in non-cash working capital
Accounts receivable	(176)	127
Inventories	(502)	393
Prepaid expenses	(30)	30
Accounts payable and accrued liabilities	604	(65)

Change in non-cash working capital	(104)	485

Relating to:
Operating activities	(280)	130
Financing activities	3	120
Investing activities	173	235

Note 25 Financial Instruments and Risk Management

Financial Instruments

The Company’s financial instruments include cash and cash equivalents, accounts receivable, restricted cash, accounts payable and accrued liabilities, short-term debt, long-term debt, derivatives, portions of other assets, lease liabilities and other long-term liabilities. Derivative instruments are measured at fair value through profit or loss (”FVTPL”). The Company’s remaining financial instruments are measured at amortized cost. For financial instruments measured at amortized cost, the carrying values approximate their fair value with the exception of long-term debt.

The following table summarizes the Company’s financial instruments that are carried at fair value in the consolidated balance sheets:

Financial Instruments at Fair Value

($ millions)	December 31, 2019	December 31, 2018
Commodity contracts – fair value through profit or loss (“FVTPL”)
Natural gas(1)	31	(9)
Crude oil(2)	11	89
Crude oil call options(3)	(2)	—
Crude oil put options(3)	(4)	—
Foreign currency contracts – FVTPL
Foreign currency forwards	2	(1)
Other assets – FVTPL	1	1

End of year	39	80

(1)

Natural gas contracts includes a $4 million decrease at December 31, 2019 (December 31, 2018 – $10 million decrease) to the fair value of held-for-trading inventory, recognized in the consolidated balance sheets, related to third party physical purchase and sale contracts for natural gas held in storage. Total fair value of the related natural gas storage inventory was $19 million at December 31, 2019 (December 31, 2018 – $15 million).

(2)

Crude oil contracts includes a $12 million increase at December 31, 2019 (December 31, 2018 – $67 million increase) to the fair value of held-for-trading inventory, recognized in the consolidated balance sheets, related to third party crude oil physical purchase and sale contracts. Total fair value of the related crude oil inventory was $136 million at December 31, 2019 (December 31, 2018 – $185 million).

(3)	Excludes net unsettled premiums of $6 million.

The fair value of long-term debt represents the present value of future cash flows associated with the debt. Market information, such as treasury rates and credit spreads, are used to determine the appropriate discount rates. These fair value determinations are compared to quotes received from financial institutions to ensure reasonability. At December 31, 2019, the carrying value of the Company’s long-term debt was $5.0 billion and the estimated fair value was $5.3 billion (December 31, 2018 – carrying value of $5.5 billion, estimated fair value of $5.7 billion).

All financial assets and liabilities are classified as Level 2 fair value measurements, except commodity put and call options under a short-term hedging program, which are classified as Level 1 fair value measurements as they are determined using quoted market prices. During the year ended December 31, 2019, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

Husky Energy Inc. | Consolidated Financial Statements | 51

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

At December 30, 2019, the Company was party to crude oil purchase and sale derivative contracts to mitigate its exposure to fluctuations in the benchmark price between the time a sales agreement is entered into and the time inventory is delivered. The Company was also party to third party physical natural gas purchase and sale derivative contracts in order to mitigate commodity price fluctuations. For the year ended December 31, 2019, the net unrealized loss recognized on the derivative contracts was $38 million (2018 – net unrealized gain of $150 million).

During the year ended December 31, 2019, the Company entered into a commodity short-term hedging program using put and call options to manage risks related to volatility of commodity prices.

Western Texas Intermediate Crude Oil Call and Put Option Contracts(1)

Type	Transaction	Term	Volume (bbls/day)	Call Price (US$bbl)	Put Price (US$bbl)
Call options	Sold	January - March 2020	35,714	60.50	—
Put options	Bought	January - March 2020	36,263	—	55.61
Put options	Sold	January - March 2020	20,055	—	50.77

(1)	Prices reported are the weighted average prices for the period.

For the year ended December 31, 2019, the Company incurred an unrealized loss of $6 million (December 31, 2018 – nil). For the year ended December 31, 2019, the Company incurred a realized gain of $16 million (December 31, 2018 – nil).These amounts are recorded in other – net in the consolidated statements of income (loss).

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

Foreign exchange fluctuations will result in a change in value of the U.S. dollar denominated debt and related finance expense when expressed in Canadian dollars. At December 31, 2019, the Company had designated US $2.4 billion denominated debt as a hedge of the Company’s selected net investments in its foreign operations with a U.S. dollar functional currency (December 31, 2018 – US$2.7 billion). For the year ended December 31, 2019, the unrealized gain arising from the translation of the debt was $146 million (December 31, 2018 – unrealized loss of $262 million), net of tax expense of $30 million (December 31, 2018 – recovery of $41 million), which was recorded in hedge of net investment within OCI.

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

Husky Energy Inc. | Consolidated Financial Statements | 52

IV) Offsetting Financial Assets and Liabilities

The tables below outline the financial assets and financial liabilities that are subject to set-off rights and related arrangements, and the effect of those rights and arrangements on the consolidated balance sheets:

Offsetting Financial Assets and Liabilities

	As at December 31, 2019
($ millions)	Gross Amount	Amount Offset	Net Amount
Financial Assets
Financial derivatives	79	(26)	53
Normal purchase and sale agreements	817	(274)	543

End of year	896	(300)	596

Financial Liabilities
Financial derivatives	(48)	25	(23)
Normal purchase and sale agreements	(843)	281	(562)

End of year	(891)	306	(585)

Offsetting Financial Assets and Liabilities

	As at December 31, 2018
($ millions)	Gross Amount	Amount Offset	Net Amount
Financial Assets
Financial derivatives	188	(120)	68
Normal purchase and sale agreements	625	(335)	290

End of year	813	(455)	358

Financial Liabilities
Financial derivatives	(107)	62	(45)
Normal purchase and sale agreements	(756)	307	(449)

End of year	(863)	369	(494)

V) Market Risk Sensitivity Analysis

A sensitivity analysis for commodities and foreign currency exchange risks has been calculated by increasing or decreasing commodity prices or foreign currency exchange rates, as appropriate. These sensitivities represent the increase or decrease in earnings (loss) before income taxes resulting from changing the relevant rates, with all other variables held constant. These sensitivities have only been applied to financial instruments held at fair value. The Company’s process for determining these sensitivities has not changed during the year.

Commodity Price Risk(1)

($ millions)	10% price increase	10% price decrease
Crude oil price	13	(13)
Natural gas price	(2)	2

Foreign Exchange Rate(2)

($ millions)	Canadian dollar $0.01 increase	Canadian dollar $0.01 decrease
U.S. dollar per Canadian dollar	1	(1)

(1)	Based on average crude oil and natural gas market prices as at December 31, 2019.
(2)	Based on the U.S./Canadian dollar exchange rate as at December 31, 2019.

Husky Energy Inc. | Consolidated Financial Statements | 53

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

Since the Company operates in the oil and gas industry, it requires significant cash to fund capital programs necessary to maintain or increase production, develop reserves, acquire strategic oil and gas assets and repay maturing debt. The Company’s capital programs are funded principally by cash provided from operating activities and issuances of debt and equity. During times of low oil and gas prices, a portion of capital programs can generally be deferred. However, due to the long cycle times and the importance to future cash flow of maintaining the Company’s production, it may be necessary to utilize alternative sources of capital to continue the Company’s strategic investment plan during periods of low commodity prices. As a result, the Company frequently evaluates the options available with respect to sources of short and long-term capital resources. Occasionally, the Company will economically hedge a portion of its production to protect cash flow in the event of commodity price declines.

The Company had the following available credit facilities as at December 31, 2019:

Credit Facilities

($ millions)	Available	Unused
Operating facilities(1) (note 14)	900	464
Syndicated bank facilities(2) (note 16)	4,000	3,450

End of year	4,900	3,914

(1)	Consists of demand credit facilities.
(2)	Commercial paper outstanding is supported by the Company’s Syndicated credit facilities.

In addition to the credit facilities listed above, the Company had unused capacity under the Canadian Shelf Prospectus of $3.0 billion and unused capacity under the U.S Shelf Prospectus and related U.S registration statement of US$2.25 billion. The ability of the Company to raise additional capital utilizing these Shelf Prospectuses is dependent on market conditions.

The Company believes it has sufficient funding through the use of these facilities and access to the capital markets to meet its future capital requirements.

ii) Credit and Contract Risk Management

Credit and contract risk represent the financial loss that the Company would suffer if a counterparty in a transaction fails to meet its obligations in accordance with the agreed terms. The Company actively manages its exposure to credit and contract execution risk from both a customer and a supplier perspective. The Company’s accounts receivables are broad based with customers in the energy industry and midstream and end user segments and are subject to normal industry risks. The Company’s policy to mitigate credit risk includes granting credit limits consistent with the financial strength of the counterparties and customers, requiring financial assurances as deemed necessary, reducing the amount and duration of credit exposures and close monitoring of all accounts. The Company had one external customer that constituted more than 10% of gross revenues during the years ended December 31, 2019 and December 31, 2018. Sales to this customer were approximately $3.9 billion for the year ended December 31, 2019 (December 31, 2018 – $4.2 billion).

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

Husky Energy Inc. | Consolidated Financial Statements | 54

The Company’s accounts receivable was aged as follows at December 31, 2019:

Accounts Receivable Aging

($ millions)	December 31, 2019
Current	1,418
Past due (1 - 30 days)	64
Past due (31 - 60 days)	4
Past due (61 - 90 days)	—
Past due (more than 90 days)	47
Provision for expected credit losses	(34)

1,499

The Company recognizes a valuation provision when collection of accounts receivable is in doubt. Accounts receivable are impaired directly when collection is no longer expected. For the year ended December 31, 2019, the Company wrote off $4 million (December 31, 2018 – $3 million) of uncollectible receivables.

Note 26 Related Party Transactions

The following table lists the Company’s significant subsidiaries and jointly-controlled entities and their respective places of incorporation, continuance or organization, as the case may be, and the Company’s percentage equity interest (to the nearest whole number) as at December 31, 2019. All of the entities listed below, except as otherwise indicated, are 100% beneficially owned, or controlled or directed, directly or indirectly, by the Company.

Significant Subsidiaries and Joint Operations	%	Jurisdiction
Husky Oil Operations Limited	100	Alberta
Husky Energy International Corporation	100	Alberta
Lima Refining Company	100	Delaware
Husky Marketing and Supply Company	100	Delaware
Husky Oil Limited Partnership	100	Alberta
Husky Terra Nova Partnership(1)	100	Alberta
Husky Downstream General Partnership(1)	100	Alberta
Husky Energy Marketing Partnership	100	Alberta
Sunrise Oil Sands Partnership	50	Alberta
BP-Husky Refining LLC	50	Delaware

(1)	Dissolved effective January 1, 2020, assets were transferred to 2188787 Alberta ULC.

The Company performs management services as the operator of the assets held by HMLP for which it recovers shared service costs. The Company is also the contractor for HMLP and constructs its assets on a cost recovery basis with certain restrictions. HMLP charges an access fee to the Company for the use of its pipeline systems in performing the Company’s blending business, and the Company also pays for transportation and storage services. These transactions are related party transactions, as the Company has a 35% ownership interest in HMLP and the remaining ownership interests in HMLP belong to PAH and CKI, which are affiliates of one of the Company’s principal shareholders. For the year ended December 31, 2019, the Company charged HMLP $424 million (December 31, 2018 – $448 million) related to construction costs and management services. For the year ended December 31, 2019, the Company had purchases from HMLP of $219 million (December 31, 2018 – $200 million) related to the use of the pipeline for the Company’s blending activities, transportation and storage activities, received distributions of $94 million (December 31, 2018 – $139 million) and paid capital contributions of $37 million (December 31, 2018 – $40 million). At December 31, 2019, the Company had $143 million due from HMLP, of which nil relates to unbilled revenue from construction contracts (December 31, 2018 – $140 million and nil, respectively). At December 31, 2019, the Company had $16 million due to HMLP (December 31, 2018 – nil).

Husky Energy Inc. | Consolidated Financial Statements | 55

Key management includes Directors (executive and non-executive), Executive Officers and Senior Vice Presidents of the Company. The amounts disclosed in the table below are the amounts recognized as an expense during the reporting period related to key management personnel:

Compensation of Key Management Personnel

($ millions)	2019	2018
Short-term employee benefits(1)	18	17
Stock-based compensation(2)	26	33

	44	50

(1)

Short-term employee benefits are comprised of salary and benefits earned during the year, plus cash bonuses awarded during the year. Annual bonus awards settled in shares are included in stock-based compensation expense.

(2)	Stock-based compensation expense represents the cost to the Company for participation in share-based payment plans.

Note 27 Commitments and Contingencies

At December 31, 2019, the Company had commitments that require the following minimum future payments, which are not accrued in the consolidated balance sheets:

Minimum Future Payments for Commitments

($ millions)	Within 1 year	After 1 year but not more than 5 years	More than 5 years	Total
Operating agreements(1)	75	310	666	1,051
Firm transportation agreements(1)	576	2,377	4,203	7,156
Unconditional purchase obligations(2)	2,224	5,517	5,143	12,884
Lease rentals and exploration work agreements	79	215	866	1,160
Obligations to fund equity investee(3)	54	290	359	703

	3,008	8,709	11,237	22,954

(1)	Included in operating agreements and firm transportation agreements are blending and storage agreements and transportation commitments of $1.1 billion and $1.8 billion respectively with HMLP.
(2)	Includes processing services, distribution services, insurance premiums, drilling services, natural gas purchases and the purchase of refined petroleum products.
(3)	Equity investee refers to the Company’s investment in Husky-CNOOC Madura Ltd. joint venture, which is accounted for under the equity method for consolidated financial statement purposes.

During the three months ended December 31, 2019, the Company entered into an agreement totaling an incremental $2.2 billion for a term of 5 years to purchase refined products to support the retail network.

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

Husky Energy Inc. | Consolidated Financial Statements | 56

Note 28 Capital Disclosures

The Company’s objectives when managing capital are to maintain a flexible capital structure, which optimizes the cost of capital at acceptable risk, and to maintain investor, creditor and market confidence to sustain the future development of the business. The Company manages its capital structure and makes adjustments as economic conditions and the risk characteristics of its underlying assets change. The Company considers its capital structure to include shareholders’ equity and debt which was $22.8 billion as at December 31, 2019 (December 31, 2018 – $25.4 billion). To maintain or adjust the capital structure, the Company may, from time to time, issue shares, raise debt and/or adjust its capital spending to manage its current and projected debt levels.

The Company monitors its financing requirements and capital structure using, among other things, non-GAAP financial metrics consisting of debt to capital employed and debt to funds from operations. Debt to capital employed is defined as long-term debt, long-term debt due within one year, and short-term debt divided by capital employed which is equal to long-term debt, long-term debt due within one year, short-term debt and shareholders’ equity. Debt to funds from operations is defined as long-term debt, long-term debt due within one year and short-term debt divided by funds from operations which is equal to cash flow – operating activities excluding change in non-cash working capital.

At December 31, 2019, debt to capital employed was 24.2% (December 31, 2018 – 22.7%) and debt to funds from operations was 1.7 times (December 31, 2018 – 1.4 times). The Company is subject to a leverage covenant in its credit facilities that limits debt to capital (subject to specific definitions in the credit agreements) to less than 65%. The Company is in compliance with this covenant and considers the risk of non-compliance low. The Company also targets a debt to funds from operations ratio of less than 2.0 times over the longer term.

To facilitate the management of these ratios, the Company prepares annual budgets, which are updated depending on varying factors such as general market conditions and successful capital deployment. The annual budget is approved by the Board of Directors.

There were no changes in the Company’s approach to capital management from the previous year.

Note 29 Subsequent Event

Reclassification of Segmented Financial Information

Commencing in the first quarter of 2020, the Company’s segmented financial information will be reported as the Integrated Corridor and Offshore business segments.

Integrated Corridor

The Company’s business in the Integrated Corridor includes: crude oil, bitumen, conventional natural gas, NGL and ethanol production from Western Canada; marketing and transportation of the Company’s and other producers’ production; the Upgrader and Asphalt Refinery; Husky Midstream Limited Partnership (35% working interest and operatorship); the Lima Refinery, the BP-Husky Toledo Refinery (50% working interest) and the Superior Refinery in the U.S. Midwest; and the marketing of refined petroleum products including gasoline, diesel and ethanol blended fuels through petroleum outlets. Conventional natural gas production from the Western Canada portfolio is closely aligned with the Company’s energy requirements for refining and thermal bitumen production and acts as a natural hedge.

Offshore

The Company’s Offshore business includes operations, development and exploration in Asia Pacific and Atlantic.

The revised segmentation is consistent with the Company’s strategic view of its business and is in alignment with how the Company’s results are assessed by management. If the reclassification of the segmented financial information were to have occurred in 2019, the 2018 and 2019 segmented financial information would have reflected this change as follows:

Husky Energy Inc. | Consolidated Financial Statements | 57

Segmented Financial Information - Reclassified

	Integrated Corridor
($ millions)	Lloyd Heavy Oil Value Chain		Oil Sands		Western Canada Production		U.S. Refining		Canadian Refined Products
Year ended December 31,	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Gross revenues	5,117	5,308	931	405	506	661	10,250	11,777	2,425	2,752
Royalties	(160)	(137)	(13)	(12)	(41)	(58)	—	—	—	—
Marketing and other	60	458	4	166	101	86	24	(42)	—	—

Revenues, net of royalties	5,017	5,629	922	559	566	689	10,274	11,735	2,425	2,752

Expenses
Purchases of crude oil and products	1,829	2,217	528	306	39	140	8,935	10,342	2,174	2,435
Production, operating and transportation expenses	1,209	1,121	140	132	308	302	869	795	153	151
Selling, general and administrative expenses	154	129	27	28	105	106	51	40	9	10
Depletion, depreciation, amortization and impairment	941	887	938	95	1,034	292	735	450	83	80
Exploration and evaluation expenses	54	32	2	18	111	28	—	—	—	—
Loss (gain) on sale of assets	—	(1)	—	—	(2)	(1)	1	—	(6)	(2)
Other – net	103	(106)	(28)	—	2	5	(654)	(464)	—	(1)

	4,290	4,279	1,607	579	1,597	872	9,937	11,163	2,413	2,673
Earnings (loss) from operating activities	727	1,350	(685)	(20)	(1,031)	(183)	337	572	12	79

Share of equity investment income	9	18	—	—	—	—	—	—	—	—

Financial items
Net foreign exchange gain (loss)	—	—	—	—	—	—	—	—	—	—
Finance income	—	—	—	—	—	—	—	—	—	—
Finance expenses	(48)	(43)	(59)	(21)	(24)	(19)	(18)	(14)	(13)	(11)

	(48)	(43)	(59)	(21)	(24)	(19)	(18)	(14)	(13)	(11)

Earnings (loss) before income taxes	688	1,325	(744)	(41)	(1,055)	(202)	319	558	(1)	68

Provisions for (recovery of) income taxes
Current	(2)	(3)	10	—	—	—	17	9	—	—
Deferred	186	365	(209)	(11)	(283)	(55)	54	115	—	19

	184	362	(199)	(11)	(283)	(55)	71	124	—	19

Net earnings (loss)	504	963	(545)	(30)	(772)	(147)	248	434	(1)	49

Intersegment revenues	452	693	—	—	205	233	—	5	4	6
Expenditures on exploration and evaluation assets(1)	17	18	—	—	3	99	—	—	—	—
Expenditures on property, plant and equipment(1)	939	1,070	38	51	191	322	768	666	73	40

As at December 31,
Total assets	8,312		2,757		1,709		8,645		838

(1)

Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the year. Includes Exploration and Production assets acquired through acquisition, but excludes assets acquired through corporate acquisition.

Husky Energy Inc. | Consolidated Financial Statements | 58

Segmented Financial Information - Reclassified Con’t

Integrated Corridor				Offshore		Corporate		Total
Eliminations		Total
2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
(664)	(937)	18,565	19,966	1,552	1,953	—	—	20,117	21,919
—	—	(214)	(207)	(109)	(128)	—	—	(323)	(335)
—	—	189	668	—	—	—	—	189	668

(664)	(937)	18,540	20,427	1,443	1,825	—	—	19,983	22,252

(664)	(937)	12,841	14,503	(24)	52	—	—	12,817	14,555
—	—	2,679	2,501	340	304	(2)	(2)	3,017	2,803
—	—	346	313	55	58	292	283	693	654
—	—	3,731	1,804	1,661	695	104	92	5,496	2,591
—	—	167	78	380	71	—	—	547	149
—	—	(7)	(4)	(1)	—	—	—	(8)	(4)
—	—	(577)	(566)	9	(19)	(16)	(6)	(584)	(591)

(664)	(937)	19,180	18,629	2,420	1,161	378	367	21,978	20,157

—	—	(640)	1,798	(977)	664	(378)	(367)	(1,995)	2,095

—	—	9	18	50	51	—	—	59	69

—	—	—	—	—	—	44	14	44	14
—	—	—	—	3	12	71	52	74	64
—	—	(162)	(108)	(38)	(28)	(151)	(178)	(351)	(314)

—	—	(162)	(108)	(35)	(16)	(36)	(112)	(233)	(236)

—	—	(793)	1,708	(962)	699	(414)	(479)	(2,169)	1,928
—	—	25	6	125	141	25	(72)	175	75
—	—	(252)	433	(393)	35	(329)	(72)	(974)	396

—	—	(227)	439	(268)	176	(304)	(144)	(799)	471

—	—	(566)	1,269	(694)	523	(110)	(335)	(1,370)	1,457

—	—	661	937	—	—	—	—	661	937

—	—	20	117	26	125	—	—	46	242
—	—	2,009	2,149	1,246	1,066	131	121	3,386	3,336

—		22,261		0.008077		0.002784		33,122	35,225

Husky Energy Inc. | Consolidated Financial Statements | 59

Document C

Form 40-F

Management’s Discussion and Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.0 Financial Summary

Selected Annual Information ($ millions, except where indicated)	2019	2018	2017
Gross revenues and Marketing and other	20,306	22,587	18,946
Net earnings (loss) by business segment
Upstream	(1,590)	790	260
Downstream	332	1,000	448
Corporate	(112)	(333)	78

Net earnings	(1,370)	1,457	786

Net earnings (loss) per share – basic	(1.40)	1.41	0.75
Net earnings (loss) per share – diluted	(1.41)	1.40	0.75
Cash flow – operating activities	2,971	4,134	3,704
Funds from operations(1)	3,251	4,004	3,306
Ordinary dividends per common share declared for the year	0.500	0.450	0.075
Dividends per cumulative redeemable preferred share, series 1	0.60	0.60	0.60
Dividends per cumulative redeemable preferred share, series 2	0.85	0.74	0.57
Dividends per cumulative redeemable preferred share, series 3	1.13	1.13	1.13
Dividends per cumulative redeemable preferred share, series 5	1.13	1.13	1.13
Dividends per cumulative redeemable preferred share, series 7	1.15	1.15	1.15
Total assets	33,122	35,225	32,927
Total debt(2)	5,520	5,747	5,440
Net debt(2)	3,745	2,881	2,927

(1)	Funds from operations is a non-GAAP measure. Refer to Section 9.3 for a reconciliation to the corresponding GAAP measure.
(2)

Total debt is a non-GAAP measure that equals the sum of long-term debt, long-term debt due within one year and short-term debt. Net debt is a non-GAAP measure that equals total debt less cash and cash equivalents. Refer to Section 9.3 for reconciliations to the corresponding GAAP measures.

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 1

2.0 Husky Business Overview

Husky Energy Inc. (“Husky” or the “Company”) is an international integrated energy company and is based in Calgary, Alberta. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “HSE” and the Cumulative Redeemable Preferred Shares Series 1, Series 2, Series 3, Series 5 and Series 7 are listed under the symbols “HSE.PR.A”, “HSE.PR.B”, “HSE.PR.C”, “HSE.PR.E” and “HSE.PR.G”, respectively. The Company operates in Canada, the United States and the Asia Pacific region with Upstream and Downstream business segments.

2.1 Corporate Strategy

The Company’s business strategy is to generate returns from investing in a deep portfolio of projects and other opportunities across two main businesses: (i) an integrated Canada-U.S. Upstream and Downstream corridor ( “Integrated Corridor”); and (ii) production located offshore the east coast of Canada ( “Atlantic”) and offshore China and Indonesia ( “Asia Pacific” and collectively with Atlantic, “Offshore”). These investments are intended to provide for increasing margins, funds from operations and earnings. A strong balance sheet, deep physical integration and largely fixed price contracts in Asia Pacific provide resilience to market volatility, while preserving upside exposure to rising commodity prices.

Integrated Corridor

The Company’s business in the Integrated Corridor includes crude oil, bitumen, natural gas and natural gas liquids (“NGL”) production from Western Canada, the Lloydminster upgrading and asphalt refining complex, Husky Midstream Limited Partnership (35% working interest and operatorship) and the Lima Refinery, the BP-Husky Toledo Refinery (50% working interest) and the Superior Refinery in the U.S. Midwest. Natural gas production from the Western Canada portfolio is closely aligned with the Company’s energy requirements for refining and thermal bitumen production and acts as a natural hedge.

Offshore

The Company’s Offshore business includes operations, development and exploration in Asia Pacific and Atlantic.

2.2 Operations Overview and 2019 Highlights

Upstream Operations

Upstream operations in the Integrated Corridor and Offshore include exploration for, and development and production of, crude oil, bitumen, natural gas and NGL (“Exploration and Production”) and the marketing of the Company’s and other producers’ crude oil, natural gas, NGL, sulphur and petroleum coke. Additionally, Upstream operations include pipeline transportation, the blending of crude oil and natural gas and storage of crude oil, diluent and conventional natural gas (“Infrastructure and Marketing”). Infrastructure and Marketing markets and distributes products to customers on behalf of Exploration and Production and is grouped in the Upstream business segment based on the nature of its interconnected operations. The Company’s Upstream operations are located primarily in Western Canada, Atlantic and Asia Pacific.

Exploration and Production

Thermal Developments

The Company continued to advance its inventory of thermal projects in 2019, with the commencement of production in August 2019 at its Dee Valley Thermal Project in Saskatchewan. These long-life developments are being built with modular, repeatable designs and require low sustaining capital once brought online.

Total thermal bitumen production, including Lloyd thermal projects, the Tucker Thermal Project and the Sunrise Energy Project, averaged 128,800 bbls/day in 2019 (Husky working interest). Production was impacted by government-mandated production quotas in Alberta and planned turnarounds at the Sunrise Energy Project and nine of the Saskatchewan thermal plants.

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 2

Lloyd Thermal Projects

The following table shows major projects and their status as at December 31, 2019:

Project Name	Nameplate Capacity (bbls/day)	Expected Project Production Date	Project Status
Dee Valley	10,000	On production August 2019	First steam was achieved on June 30, 2019, with first oil on August 24, 2019. Reached nameplate capacity on September 30, 2019.
Spruce Lake Central(1)	10,000	Mid-Year 2020	Central Processing Facility (“CPF”) construction is complete and module setting on well pads has begun. Overall project is 90% complete.
Spruce Lake North	10,000	Around the end of 2020	CPF fabrication and module setting is complete. Overall project is 50% complete.
Spruce Lake East	10,000	Around the end of 2021	Regulatory approvals have been received, and lease construction is complete. Procurement and fabrication programs are in progress.
Edam Central	10,000	2022	Regulatory approvals have been received.
Dee Valley 2	10,000	2023	Project sanctioned in November 2019, and regulatory approvals have been received.

(1)	Previously expected to start production by the second half of 2020.

Tucker Thermal Project

Total annual production in 2019 averaged 23,700 bbls/day and was impacted by the government-mandated production quotas in Alberta.

Sunrise Energy Project

Total annual production in 2019 averaged 49,200 bbls/day (24,600 bbls/day Husky working interest) and was impacted by the government-mandated production quotas in Alberta and a planned turnaround at one of the two CPFs in the second quarter of 2019.

Non-Thermal Developments

The Company is managing the natural decline in cold heavy oil production with sand (“CHOPS”) operations with an active optimization program as well as using waterflooding and polymer injection technology.

Production in Cold and Enhanced Oil Recovery (“EOR”) consists of a combination of production technologies including CHOPS, horizontal wells and EOR projects.

In 2018, the Company sanctioned a full-field polymer injection project at Aberfeldy, and injection began in 2019.

During 2019, the Company operated three carbon dioxide (“CO2”) injection EOR pilot projects and a CO2 capture and liquefaction plant at the Lloydminster Ethanol Plant. The liquefied CO2 is used in the ongoing EOR piloting program. The Company is also piloting several types of CO2 capture technology at its Pikes Peak South facility in Saskatchewan.

Total annual production in 2019 averaged 34,400 bbls/day and was also impacted by the government-mandated production quotas in Alberta.

Western Canada

The Company continues to execute its resource play strategy in Western Canada to advance developments in the Montney Formation.

Oil and Natural Gas Resource Plays

The Company drilled five wells at Wembley and Karr, which completed the 2019 Montney drilling program. The Company had six Wembley wells producing at the end of 2019 with five Karr wells producing in January 2020.

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 3

Asia Pacific

The Company’s Asia Pacific business produces conventional natural gas and NGL in the South China Sea and the Madura Strait offshore Indonesia. Conventional natural gas is sold into the South China and East Java markets under long-term contracts. NGL in both regions is sold at market prices.

The Company’s interests include participating interests in the Liwan 3-1, Liuhua 34-2 and Liuhua 29-1 fields on Block 29/26, and Blocks 15/33, 16/25, 22/11 and 23/07 located in the South China Sea. The Madura Strait assets consist of the producing BD field, the MDA, MBH, MDK and MAC developments and three additional discoveries. The Company has participating interests in additional exploration blocks offshore Taiwan and Indonesia, and has signed a Strategic Cooperation Agreement with China National Offshore Oil Corporation Limited (“CNOOC”) covering two offshore areas in the South China Sea for additional exploration opportunities.

The Company continues to develop its contracted price natural gas business in China and Indonesia, further protecting the Company from commodity price instability.

China

Block 29/26

Total production from Liwan 3-1 and Liuhua 34-2 averaged 73,200 boe/day (35,900 boe/day Husky working interest) in 2019. Total production consisted of conventional natural gas production of 349 mmcf/day and NGL production of 15,100 bbls/day.

Substantial construction work was completed in 2019 at the Liuhua 29-1 development project, the third deepwater gas field to be developed as part of the Liwan Gas Project. During 2019, the remaining three wells were drilled, and all seven wells in the full field development were fully completed. The production pipeline and the mono-ethylene glycol supply line were engineered, fabricated and installed. The project is now approximately 80% complete, and construction activities will resume in March 2020. During 2020, the control system and connecting flow lines will be installed and the Field will be placed in production. First gas production from the Liuhua 29-1 field is expected by the end of 2020. Husky holds a 75% working interest in this field. CNOOC holds the remaining 25% working interest.

Block 15/33

The Company is progressing commercial development plans following the successful drilling and testing of the XJ34-3-2 exploration well. The block boundaries have been expanded and additional exploration and appraisal drilling is planned in 2020.

The Company is the operator of the block with a working interest of 100% during the exploration phase. In the event of a commercial discovery, CNOOC may assume a participating partnership interest of up to 51% in the block.

Block 16/25

The Company drilled one exploration well in the third quarter of 2018, which encountered non-commercial hydrocarbons. This block was released and the costs written off in 2019 after technical evaluations were completed.

Blocks 22/11 and 23/07

The Company and CNOOC signed two Production Sharing Contracts (“PSC”) for Blocks 22/11 and 23/07 in the Beibu Gulf area of the South China Sea in the first half of 2018. Initial evaluation work of existing data on these two blocks is currently being carried out to assess exploration potential. The Company has elected to move into the second exploration phase for Block 23/07.

The Company is the operator of both blocks with a working interest of 100% during the exploration phase. In the event of a commercial discovery, CNOOC may assume a participating partnership interest of up to 51% in either or both blocks.

Indonesia

Madura Strait

Total production averaged 19,700 boe/day (7,900 boe/day Husky working interest) in 2019. Production consisted of conventional natural gas production of 82 mmcf/day and NGL production of 6,100 bbls/day.

At the MDA and MBH fields, the two shallow water platforms have been fully installed. Five MDA and two MBH field production wells are expected to be drilled in the 2020 timeframe pending regulatory approval. Contracting for a floating production unit to process the gas is also planned to be finalized during 2020 with fabrication to take place in 2020/2021. Gas production and sales are planned to commence in 2021 with gas sales under government approved contracts into the East Java gas market. Subsequently, an additional shallow water field, MDK, is scheduled to be developed via a separate platform and tied into the MDA and MBH infrastructure.

Anugerah

The Company previously acquired 2-D and 3-D seismic survey data on the contract area. An analysis of that data and data from offset blocks indicated that exploratory drilling would not be economic. The block will be relinquished in February 2020.

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 4

Atlantic

The Company’s Atlantic business provides production growth opportunities offshore Newfoundland and Labrador.

White Rose Field and Satellite Extensions

A staged and orderly ramp-up of production commenced in January 2019 following a November 2018 spill from a flowline connector at the South White Rose Extension (“SWRX”). The flowline connector was replaced in the second quarter of 2019. Full production was restored to the White Rose field and satellite extensions in mid-August, following regulatory approvals to resume operations from the SWRX and North Amethyst Drill Centres.

Construction of the West White Rose Project continued on multiple fronts including the platform’s concrete gravity structure. A fourth slipform was completed on the platform’s outer caisson, and the first three interior decks were installed. The project is now approximately 57% complete. First production is expected around the end of 2022.

Atlantic Exploration

The Company continued to evaluate the results of a recent discovery at the A-24 exploration well north of the White Rose field. The Company has a 68.875% ownership interest, with partners Suncor Energy and Nalcor Energy Oil and Gas holding 26.125% and 5%, respectively.

Infrastructure and Marketing

Husky Midstream Limited Partnership

Husky Midstream Limited Partnership (“HMLP”) has approximately 2,200 kilometres of pipeline in the Lloydminster region, storage at Hardisty and Lloydminster, and other ancillary assets. The pipeline systems transport blended heavy crude oil to Lloydminster, providing feedstock for the Upgrader and Asphalt Refinery, and to Hardisty where it connects to downstream pipelines accessing markets across Canada and the United States. The Hardisty Terminal acts as the exclusive blending hub for Western Canada Select (“WCS”). HMLP is in the process of diversifying its operations beyond the Lloydminster and Hardisty area and has completed construction of the Ansell Corser Gas Plant.

Saskatchewan Gathering System Expansion

A multi-year expansion program is underway and will provide transportation of diluent and heavy oil blend for several additional thermal plants.

Ansell Corser Gas Plant

The new gas processing plant is now in service, adding 120 mmcf/day of processing capacity.

Hardisty Tanks

Construction is underway for 1.5 mmbbls of storage at the Hardisty Terminal and is scheduled for completion by the end of 2020.

Commodity Marketing

The Company has developed its commodity marketing operations to include the acquisition of third-party volumes to enhance the value of its midstream assets. The Company markets both its own and third-party production of crude oil, synthetic crude oil, NGL, natural gas and sulphur. Additionally, the Company markets petroleum coke, a by-product from the Upgrader and its Ohio and Wisconsin refineries.

Downstream Operations

Downstream operations in the Integrated Corridor in Canada include upgrading heavy crude oil feedstock into synthetic crude oil and diesel (“Upgrading”), refining of crude oil, producing ethanol and marketing heavy and synthetic crude oil, refined petroleum products including gasoline, diesel, ethanol-blended fuels, asphalt and ancillary products (“Canadian Refined Products”). It also includes crude oil refining in the U.S. to produce and market diesel fuels, gasoline, jet fuel and asphalt (“U.S. Refining and Marketing”). Upgrading, Canadian Refined Products and U.S. Refining and Marketing all process and refine natural resources into marketable products and are grouped together as the Downstream business segment due to the similar nature of their products and services.

The Company’s Downstream operations target three primary objectives: increasing feedstock flexibility to bring the best-priced crude to the Company’s refineries; improving the range of its products to capitalize on opportunities; and enhancing market access to achieve the best returns. The Company’s focused integration strategy helps to capture margins on refined product pricing for its Western Canada heavy oil, bitumen and light oil production and assists in mitigating market volatility.

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 5

Upgrading

The Upgrader has a throughput capacity of 80,000 bbls/day. The Upgrader produces synthetic crude oil, diluent and ultra-low sulphur diesel. Synthetic crude oil is used as refinery feedstock for the production of transportation fuels in Canada and the U.S. In addition, the Upgrader recovers diluent, which is blended with the heavy crude oil and bitumen prior to pipeline transportation to reduce viscosity and facilitate its movement, and returns it to the field to be reused.

Canadian Refined Products

Lloydminster Asphalt Refinery

The Lloydminster Asphalt Refinery in Lloydminster, Alberta, has a throughput capacity of 30,000 bbls/day and is integrated with the local heavy oil and bitumen production, as well as transportation and upgrading infrastructure. The Company is the largest marketer of paving asphalt in Western Canada.

Ethanol Plants

The Company is the largest producer of ethanol in Western Canada. The Company has two ethanol plants, one in Lloydminster, Saskatchewan and one in Minnedosa, Manitoba, with a combined capacity of 260 million litres per year.

Prince George Refinery

On November 1, 2019, the Company completed the sale of its Prince George Refinery to Tidewater Midstream and Infrastructure Ltd. for $215 million in cash plus an inventory closing adjustment of approximately $53.5 million.

Retail and Commercial Network

The Company is a major regional motor fuel marketer with an average of 553 retail marketing locations in 2019, including bulk plants and travel centres, with strategic land positions in Western Canada and Ontario.

On January 8, 2019, the Company announced its intention to market and potentially sell its Canadian Retail and Commercial Fuels Network. The strategic review continues to progress.

U.S. Refining and Marketing

Lima Refinery

The Lima Refinery in Ohio has a crude oil throughput capacity of 175,000 bbls/day, depending on the crude slate, and produces low sulphur gasoline, gasoline blend stocks, ultra-low sulphur diesel, jet fuel, petrochemical feedstock and other by-products.

The crude oil flexibility project at the Lima Refinery is designed to allow for the processing of up to 40,000 bbls/day of heavy crude oil feedstock from Western Canada, providing the ability to swing between light and heavy crude oil feedstock. The Refinery completed a planned turnaround in the fourth quarter of 2019 and made final tie-ins for the project. The project was completed in early 2020 and the refinery will ramp up to full rates during the first quarter of 2020.

BP-Husky Toledo Refinery

The BP-Husky Toledo Refinery in Ohio has a nameplate throughput capacity of 160,000 bbls/day and produces low sulphur gasoline, ultra-low sulphur diesel, aviation fuels, and by-products. The crude oil refinery is owned 50% by the Company and 50% by BP Corporation North America Inc. (“BP”), and is operated by BP. The Company and BP completed a feedstock optimization project in 2016, allowing the refinery to process up to 70,000 bbls/day of high-TAN crude oil to support production from the Sunrise Energy Project. The refinery’s nameplate capacity remained unchanged.

During the second and third quarters of 2019, the refinery underwent a planned turnaround.

Superior Refinery

The Superior Refinery has a permitted throughput capacity of 50,000 bbls/day and an operating capacity of 45,000 bbls/day as configured. The refinery produces motor fuel products and asphalt from light and heavy crude oil originating from North Dakota and Western Canada.

On April 26, 2018, the Superior Refinery experienced an incident while preparing for a major turnaround and was taken out of operation. During 2019, demolition, site preparation work and permitting were completed, and the rebuild work commenced. The investment in the rebuild is estimated to be approximately US$750 million, of which the Company anticipates a substantial portion will be recovered from property damage insurance. This represents a change from the previous estimate of greater than US$400 million, with the change being due to a more complete assessment of the extent of equipment damage from the April 26, 2018 incident. The Company anticipates that lost income through April 2020 will be compensated by business interruption insurance. The refinery is being rebuilt with the same configuration, and with the capability to run continuously at the 45,000 bbl/day operating capacity and will be able to produce a full slate of products, including asphalt, gasoline and diesel. Full operations are expected to resume in 2021.

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 6

2.3 Business Segments - January 1, 2020

Effective January 1, 2020, the Company’s businesses were reorganized under two new business segments: (i) an integrated Canada-U.S. Upstream and Downstream corridor (“Integrated Corridor”); and (ii) production located offshore the east coast of Canada ( “Atlantic”) and offshore China and Indonesia ( “Asia Pacific” and collectively with Atlantic, “Offshore”). The Company will no longer operate under Upstream and Downstream business segments.

Integrated Corridor

The Company’s business in the Integrated Corridor includes: crude oil, bitumen, conventional natural gas, NGL and ethanol production from Western Canada; marketing and transportation of the Company’s and other producers’ production; the Upgrader and Asphalt Refinery; Husky Midstream Limited Partnership (35% working interest and operatorship); the Lima Refinery, the BP-Husky Toledo Refinery (50% working interest) and the Superior Refinery in the U.S. Midwest; and the marketing of refined petroleum products including gasoline, diesel and ethanol blended fuels through petroleum outlets. Conventional natural gas production from the Western Canada portfolio is closely aligned with the Company’s energy requirements for refining and thermal bitumen production and acts as a natural hedge.

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

The Company intends to maintain a healthy balance sheet to provide financial flexibility. Management of debt levels is a priority for Husky given long-term growth plans and future expected volatility in commodity prices. The Company’s long-term objective is to maintain a debt to funds from operations ratio of less than 2.0 times. Debt to funds from operations is a non-GAAP measure (refer to Sections 6.4 and 9.3). The Company is also committed to retaining its investment grade credit ratings to support access to debt capital markets and has taken measures to maintain its strong financial position through commodity cycles. Past measures included, but were not limited to, a reduction of budgeted capital spending, temporary suspension of the quarterly common share dividend, the sale of non-core assets and the continued transition to higher margin production. Refer to Section 6.0 for additional information on the Company’s liquidity and capital resources.

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 7

3.0 The 2019 Business Environment

The Company’s operations were significantly influenced by domestic and international factors in 2019, including, but not limited to, the following:

•	Global crude oil inventory levels remained high as the U.S. became a net oil exporter and the world’s largest oil producer.

•

North American natural gas benchmarks continued to be weak due to infrastructure constraints combined with lower demand for Canadian natural gas in the U.S. as a result of increased U.S. shale production.

•	The Government of Alberta set province-wide mandatory production quotas to restrict oil supplies entering the market.

•	A continued emphasis on health and safety, the environment, the impacts of climate change, enterprise risk management, resource sustainability and corporate social responsibility concerns.

•

Transportation constraints on crude oil produced in Western Canada. The oil and gas industry continues to work with stakeholders to develop a strong network of transportation infrastructure, including pipelines, rail, marine and trucks. The development of this network continues to be an important challenge for the industry to obtain market access for the growing supply of crude oil from the Western Canadian oil sands.

•	Alternative and improved extraction methods have rapidly evolved in North American and international onshore and offshore regions.

The Company considers major business factors in formulating its short and long-term business strategies.

The Company is exposed to a number of risks inherent in the exploration for, and development, production, marketing, transportation, storage, refining, and sale of, crude oil, liquids-rich natural gas and related products. For a discussion on risk and risk management, see Section 5.0 and the Company’s Annual Information Form for the year ended December 31, 2019.

Average Benchmarks

Commodity prices, refining crack spreads and foreign exchange rates are some of the most significant factors that affect the results of the Company’s operations. The following average benchmarks have been provided to assist in understanding the Company’s financial results.

Average Benchmarks Summary			2019	2018
West Texas Intermediate (“WTI”) crude oil(1)	(US$/bbl	)	57.03	64.77
Brent crude oil(2)	(US$/bbl	)	64.30	70.97
Light sweet at Edmonton	($/bbl	)	69.22	69.31
WCS at Hardisty(3)	(US$/bbl	)	44.28	38.46
Lloyd heavy crude oil at Lloydminster	($/bbl	)	54.21	39.33
WTI/Lloyd crude blend differential	(US$/bbl	)	12.40	26.09
Condensate at Edmonton	(US$/bbl	)	52.86	60.95
NYMEX natural gas(4)	(US$/mmbtu	)	2.63	3.09
Nova Inventory Transfer (“NIT”) natural gas	($/GJ	)	1.54	1.45
Chicago Regular Unleaded Gasoline	(US$/bbl	)	70.29	78.07
Chicago Ultra-low Sulphur Diesel	(US$/bbl	)	78.00	87.08
Chicago 3:2:1 crack spread	(US$/bbl	)	15.80	15.94
U.S./Canadian dollar exchange rate	(US$	)	0.754	0.772
Canadian $ Equivalents(5)
WTI crude oil	($/bbl	)	75.64	83.90
Brent crude oil	($/bbl	)	85.27	91.93
WCS at Hardisty	($/bbl	)	58.72	49.82
WTI/Lloyd crude blend differential	($/bbl	)	16.45	33.80
NYMEX natural gas	($/mmbtu	)	3.49	4.00
(1)	Calendar month average of settled prices for WTI at Cushing, Oklahoma.
(2)	Calendar month average of settled prices for Dated Brent.
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

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 8

As an integrated producer, the Company’s profitability is largely determined by realized prices for crude oil and natural gas, margins on committed pipeline capacity and refinery margins, as well as the effect of changes in the U.S./Canadian dollar exchange rate. All of the Company’s crude oil production and the majority of its natural gas production receive the prevailing market prices. The price realized for crude oil is determined by North American and global factors. The price realized for natural gas production from Western Canada is determined primarily by North American fundamentals since virtually all natural gas production in North America is consumed by North American customers. In Asia Pacific, the natural gas price is determined by long-term contracts.

The Downstream segment is heavily impacted by the price of crude oil and natural gas, as the largest cost factor in the Downstream segment is crude oil feedstock, a portion of which is heavy crude oil and bitumen. In the Upgrading business, heavy crude oil feedstock is processed into light synthetic crude oil. The Company’s U.S. Refining and Marketing business processes a mix of different types of crude oil from various sources, but the mix is primarily light sweet crude oil at the Lima Refinery and approximately 46% heavy crude oil and bitumen feedstock at the BP-Husky Toledo Refinery. The Company’s Canadian Retail and Commercial Fuels Network relies primarily on supply contracts to purchase refined products for resale in the retail distribution network, as well as diesel from the Lloydminster Upgrader.

Crude Oil Benchmarks

Global crude oil benchmarks remained weakened in 2019 primarily due to a continued oversupply as the U.S became a net oil exporter and the world’s largest oil producer. Conversely, the WCS benchmark strengthened in 2019 as the Government of Alberta set province-wide mandatory production quotas to restrict oil supplies entering the market, and consequently the differential between the WCS benchmark and other North American benchmarks tightened in 2019 compared to 2018. WTI averaged US$57.03/bbl in 2019 compared to US$64.77/bbl in 2018. Brent averaged US$64.30/bbl in 2019 compared to US$70.97/bbl in 2018. WCS averaged US$44.28/bbl in 2019 compared to US$38.46/bbl in 2018.

The price received by the Company for crude oil production from Western Canada is primarily driven by the price of WTI, adjusted to Western Canada for location and quality. The price received by the Company for crude oil production from Atlantic and for NGL production from Asia Pacific is primarily driven by the price of Brent. A significant portion of the Company’s crude oil production from Western Canada is classified as either heavy crude oil or bitumen, which trades at a discount to light crude oil. The Company’s crude oil and NGL production was 77% heavy crude oil and bitumen in 2019 compared to 75% in 2018.

The Company’s heavy crude oil and bitumen production is blended with diluent (condensate) in order to facilitate its transportation through pipelines. Therefore, the price received for a barrel of blended heavy crude oil or bitumen is impacted by the prevailing market price for condensate. The price of condensate at Edmonton decreased in 2019 compared to 2018, primarily due to the decrease in crude oil benchmark pricing.

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 9

Natural Gas Benchmarks

The price received by the Company for natural gas production from Western Canada is primarily driven by the NIT near-month contract price of natural gas, while the price received by the Company for production from Asia Pacific is determined by long-term contracts.

North American natural gas is consumed internally by the Company’s Upstream and Downstream operations, helping to mitigate the impact of weak natural gas benchmark prices on results.

Refining Benchmarks

The Chicago 3:2:1 crack spread is a key indicator for U.S. Midwest refining margins and reflects refinery gasoline output that is approximately twice the distillate output, and is calculated as the price of two-thirds of a barrel of gasoline plus one-third of a barrel of distillate fuel less one barrel of crude oil. Market crack spreads are based on quoted near-month contracts for WTI and spot prices for gasoline and diesel and do not reflect the actual crude purchase costs or the product configuration of a specific refinery. The Chicago Regular Unleaded Gasoline and the Chicago Ultra-low Sulphur Diesel average benchmark prices are the standard products included in the Chicago 3:2:1 crack spread.

The Company’s realized refining margins are affected by the product configuration of its refineries, crude oil feedstock, product slates, transportation costs to benchmark hubs and the time lag between the purchase and delivery of crude oil. The product slates produced at the Lima and BP-Husky Toledo refineries contain between 11% and 13% of other products that are sold at discounted market prices compared to gasoline and distillate. The Company’s realized refining margins are accounted for on a first in first out (”FIFO”) basis in accordance with International Financial Reporting Standards (“IFRS”).

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 10

Foreign Exchange

The majority of the Company’s revenues are received in U.S. dollars from the sale of oil and gas commodities and refined products whose prices are determined by reference to U.S. benchmark prices. The majority of the Company’s non-hydrocarbon related expenditures are denominated in Canadian dollars. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease the revenues received from the sale of oil and gas commodities. Correspondingly, a decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of oil and gas commodities. In addition, changes in foreign exchange rates impact the translation of U.S. Downstream and Asia Pacific operations and U.S. dollar denominated debt. The Canadian dollar averaged US$0.754 in 2019 compared to US$0.772 in 2018.

A portion of the Company’s long-term sales contracts in Asia Pacific are priced in Chinese Yuan (“RMB”). An increase in the value of the Canadian dollar relative to the RMB will decrease the revenues received in Canadian dollars from the sale of natural gas commodities in the region. The Canadian dollar averaged RMB 5.208 in 2019 compared to RMB 5.104 in 2018.

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 11

Sensitivity Analysis

The following table is indicative of the impact of changes in certain key variables in 2019 on earnings before income taxes and net earnings. The table below reflects what the expected effect would have been on the financial results for 2019 had the indicated variable increased by the notional amount. The analysis is based on business conditions and production volumes during 2019. Each separate item in the sensitivity analysis shows the approximate effect of an increase in that variable only; all other variables are held constant. While these sensitivities are indicative for the period and magnitude of changes on which they are based, they may not be applicable in other periods, under other economic circumstances or upon greater magnitudes of change.

	2019		Effect on Earnings		Effect on
Sensitivity Analysis	Average	Increase	before Income Taxes(1)		Net Earnings(1)
			($ millions)	($/share)(2)	($ millions)	($/share)(2)
WTI benchmark crude oil price(3)(4)	57.03	US$1.00/bbl	93	0.09	68	0.07
NYMEX benchmark natural gas price(5)	2.63	US$0.20/mmbtu	—	—	—	—
WTI/Lloyd crude blend differential(6)	12.40	US$1.00/bbl	(8)	(0.01)	(6)	(0.01)
Canadian asphalt margins	25.12	Cdn $1.00/bbl	10	0.01	7	0.01
Canadian light oil margins	0.035	Cdn $0.005/litre	14	0.01	10	0.01
Chicago 3:2:1 crack spread	15.80	US$1.00/bbl	98	0.10	76	0.08
Exchange rate (US $ per Cdn $)(3)(7)	0.754	US$0.01	(73)	(0.07)	(54)	(0.05)

(1)	Excludes mark to market accounting impacts.
(2)	Based on 1,005.1 million common shares outstanding as of December 31, 2019.
(3)	Does not include gains or losses on inventory.
(4)	Includes impacts related to Brent-based production.
(5)	Includes impact of natural gas consumption by the Company.
(6)	Excludes impact on Canadian asphalt operations.
(7)	Assumes no foreign exchange gains or losses on U.S. dollar denominated long-term debt and other monetary items, including cash balances.

The Company’s five-year plan was updated at its Investor Day in May 2019, which included guidance for 2019 of cash flow—operating activities and funds from operations in the range of $4.1—$4.3 billion, a free cash flow projection of $800 million (compared to ($181) actual free cash flow, which is a non-GAAP measure, see Section 9.3 for a reconciliation to the corresponding GAAP measure, Upstream production in the range of 290,000—305,000 boe/day and Downstream throughput of 355,000 bbls/day. These projections were based on several pricing assumptions, including WTI benchmark crude at $60 US per barrel, Brent crude oil at $65 US per barrel and a Chicago 3:2:1 crack spread of $16.50 US per barrel.

Actual 2019 results differed materially due to a combination of a weaker oil price environment and several unplanned events, including a longer than anticipated ramp-up of production at the SWRX, the impact of government-mandated production quotas in Alberta and an extended turnaround at the Lima Refinery to complete the tie-in of the crude oil flexibility project.

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 12

4.0 Results of Operations

4.1 Segment Earnings

Segmented Earnings	Earnings (Loss) before Income Taxes		Net Earnings (Loss)		Capital Expenditures(1)
($ millions)	2019	2018	2019	2018	2019	2018
Upstream
Exploration and Production	(2,348)	288	(1,706)	223	2,346	2,656
Infrastructure and Marketing	159	780	116	567	2	—
Downstream
Upgrading	132	496	97	361	59	62
Canadian Refined Products	(7)	216	(5)	158	119	74
U.S. Refining and Marketing	309	619	240	481	768	665
Corporate	(414)	(471)	(112)	(333)	138	121

Total	(2,169)	1,928	(1,370)	1,457	3,432	3,578

(1)

Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the year. Includes Exploration and Production assets acquired through acquisition, but excludes assets acquired through corporate acquisition.

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 13

4.2 Upstream

Exploration and Production

Exploration and Production Earnings Summary ($ millions)	2019	2018
Gross revenues	4,958	4,330
Royalties	(323)	(335)

Net revenues	4,635	3,995
Production, operating and transportation expenses	1,634	1,527
Selling, general and administrative expenses	297	296
Depletion, depreciation, amortization and impairment (“DD&A”)	4,312	1,811
Exploration and evaluation expenses	547	149
Gain on sale of assets	(3)	(2)
Other – net	86	(120)
Share of equity investment gain	(50)	(51)
Financial items	160	97
Provisions for (recovery of) income taxes	(642)	65

Net earnings (loss)	(1,706)	223

Exploration and Production net revenues increased by $640 million in 2019 compared to 2018, primarily due to higher average realized sales prices, partially offset by lower production, both of which are described in more detail below.

Production, operating and transportation expenses increased $107 million in 2019 compared to 2018, which is described in more detail under “Operating Costs”.

Exploration and evaluation expenses increased by $398 million in 2019 compared to 2018, primarily due to higher expensed drilling, which is described in more detail under “Exploration and Evaluation Expenses”.

Depletion, depreciation, amortization and impairment expense increased by $2,501 million in 2019 compared to 2018, primarily due to a pre-tax impairment charge of $2,405 million recognized on certain crude oil and natural gas assets, which is described in more detail under “Depletion, Depreciation, Amortization and Impairment”.

Other – net increased by $206 million in 2019 compared to 2018, primarily due to profit or loss elimination between segments.

Financial items increased by $63 million in 2019 compared to 2018, primarily due to higher finance expenses arising from the adoption of IFRS 16 in 2019.

Recovery of income taxes increased by $707 million in 2019 compared to 2018, primarily due to lower earnings before income taxes in 2019.

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 14

Average Sales Prices Realized

Average Sales Prices Realized	2019	2018
Crude oil and NGL ($/bbl)
Light & Medium crude oil	72.85	83.71
NGL(1)	44.99	55.72
Heavy crude oil	54.70	39.26
Bitumen	49.00	30.17
Total crude oil and NGL average	52.28	42.16
Natural gas average ($/mcf)(1)	6.44	6.64
Total average ($/boe)	48.37	41.50

(1)

Reported average NGL and conventional natural gas prices include Husky’s working interest production from the BD Project (40%). Revenues and expenses related to the Husky-CNOOC Madura Ltd. joint venture are accounted for under the equity method for consolidated financial statement purposes.

The average sales prices realized by the Company for crude oil and NGL production increased by 24% in 2019 compared to 2018, primarily due to the narrowing of the Canadian light/heavy oil differential, partially offset by the lower global benchmark crude oil prices.

The average sales prices realized by the Company for natural gas production decreased by 3% in 2019 compared to 2018, primarily due to lower production from the Liwan Gas Project.

Daily Gross Production

Daily Gross Production	2019	2018
Crude oil and NGL (mbbls/day)
Western Canada
Light and Medium crude oil	8.5	9.4
NGL	12.7	12.0
Heavy crude oil	30.2	36.8
Bitumen(1)	128.8	124.2

	180.2	182.4

Atlantic
White Rose and Satellite Fields – light crude oil	12.3	17.4
Terra Nova – light crude oil	4.1	4.0

	16.4	21.4

Asia Pacific
Liwan – NGL(2)	7.4	8.4
Madura – NGL(3)	2.5	2.5

	9.9	10.9

	206.5	214.7

Conventional natural gas (mmcf/day)
Western Canada	297.5	291.0
Asia Pacific
Liwan(2)	171.0	184.8
Madura(3)	32.4	31.2

	203.4	216.0

	500.9	507.0

Total (mboe/day)	290.0	299.2

(1)	Bitumen consists of production from thermal developments in Lloydminster, the Tucker Thermal Project located near Cold Lake, Alberta and the Sunrise Energy Project.
(2)	Reported production volumes include Husky’s working interest production from the Liwan Gas Project (49%).
(3)

Reported production volumes include Husky’s working interest production from the BD Project (40%). Revenues and expenses related to the Husky-CNOOC Madura Ltd. joint venture are accounted for under the equity method for consolidated financial statement purposes.

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 15

Crude Oil and NGL Production

Crude oil and NGL production decreased by 8.2 mbbls/day, or 4%, in 2019 compared to 2018. The decrease was primarily due to a reduction of heavy crude oil production due to government-mandated production quotas in Alberta and natural declines, combined with lower production from Atlantic due to the suspension of production from the White Rose field. The decreases were partially offset by increased bitumen production from the Company’s Saskatchewan thermal projects in Lloydminster.

Conventional Natural Gas Production

Conventional natural gas production decreased by 6.1 mmcf/day, or 1%, in 2019 compared to 2018, primarily due to lower production from the Liwan Gas Project. The decrease was partially offset by the higher production at the Rainbow Lake development.

Exploration and Production Revenue Mix (Percentage of Upstream Net Revenues)	2019	2018
Crude oil and NGL
Light & Medium crude oil	13	22
NGL(1)	7	10
Heavy crude oil	12	11
Bitumen	45	29

Crude oil and NGL	77	73
Natural gas(1)	23	28

Total	100	100

(1)

Reported average NGL and conventional natural gas revenue include Husky’s working interest production from the BD Project (40%). Revenues and expenses related to the Husky-CNOOC Madura Ltd. joint venture are accounted for under the equity method for consolidated financial statement purposes.

2020 Production Guidance and 2019 Actual

	Guidance	Year ended December 31	Guidance
Gross Production	2020	2019	2019
Canada
Light & Medium crude oil (mbbls/day)	23 - 25	25	29 - 31
NGL (mbbls/day)	12 - 13	13	12 - 13
Heavy crude oil & bitumen (mbbls/day)	169 - 178	159	155 - 163
Conventional Natural gas (mmcf/day)	270 - 280	298	297 - 307

Canada total (mboe/day)	249 - 263	246	246 - 258

Asia Pacific
NGL (mbbls/day)(1)	9 - 11	10	9 - 10
Natural gas (mmcf/day)(1)	210 - 220	203	210 - 220

Asia Pacific total (mboe/day)	44 - 48	44	44 - 47

Total (mboe/day)	295 - 310	290	290 - 305

(1)

Includes Husky’s working interest production from the BD Project (40%). Revenues and expenses related to the Husky-CNOOC Madura Ltd. joint venture are accounted for under the equity method for consolidated financial statement purposes.

Total production for the year ended December 31, 2019 was at the low end of production guidance, primarily due to the factors that impacted crude oil and NGL production discussed above. The 2020 production guidance reflects a curtailment assumption of 5 mbbls/d for the first half of the year.

Factors that could potentially impact the Company’s production performance in 2020 include, but are not limited to:

•	eventual outcome and impact of the government-mandated production curtailment in Alberta.

•	changes in crude oil and natural gas prices such as decreases in commodity pricing, which may result in the decision to temporarily shut-in production or delay capital expenditures.

•	performance of recently commissioned facilities, new wells brought onto production and unanticipated reservoir response from existing fields.

•	unplanned or extended maintenance and turnarounds at any of the Company’s operated or non-operated facilities, upgrading, refining, pipeline or offshore assets.

•	business interruptions due to unexpected events such as severe weather, fires, freeze-ups, equipment failures, unplanned and extended pipeline shutdowns and other similar events.

•	defaults by contracting parties whose services, goods or facilities are necessary for the Company’s production.

•	operations and assets which are subject to a number of political, economic and socio-economic risks.

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 16

Royalties

Royalties (Percent)	2019	2018
Western Canada	7	9
Atlantic	9	8
Asia Pacific(1)	7	7

Total	7	8

(1)

Reported royalties include Husky’s working interest from the BD Project (40%). Revenues and expenses related to the Husky-CNOOC Madura Ltd. joint venture are accounted for under the equity method for interim financial statement purposes.

The total royalty rate decreased in 2019, primarily due to lower royalty rates from thermal developments as a result of a change to the pre-payout status of a thermal property in the first quarter of 2019, combined with lower royalty rates from Western Canada as a result of a gas cost allowance credit in the third quarter of 2019. The decrease was partially offset by increased royalty rates for Atlantic due to a higher proportion of production from the Terra Nova field, which has a higher royalty rate.

Operating Costs

Operating Costs ($ millions)	2019	2018
Western Canada	1,296	1,218
Atlantic	252	213
Asia Pacific	96	95

Total	1,644	1,526

Per unit operating costs ($/boe)	15.53	14.00

Total Exploration and Production operating costs were $1,644 million in 2019 compared to $1,526 million in 2018. Total per unit operating costs averaged $15.53/boe in 2019 compared to $14.00/boe in 2018. The increase in per unit operating costs was primarily due to the factors discussed below.

Per unit operating costs in Atlantic averaged $42.20/bbl in 2019 compared to $27.21/bbl in 2018. The increase in per unit operating costs was primarily due to the costs associated with the flowline repair and well workover costs at the White Rose field, combined with lower production.

Per unit operating costs in Western Canada averaged $15.44/boe in 2019 compared to $14.48/boe in 2018. The increase in per unit operating costs was primarily due to higher energy and transportation costs, combined with lower production.

Per unit operating costs in Asia Pacific averaged $6.03/boe in 2019 compared to $5.53/boe in 2018. The increase in per unit operating costs was primarily due to lower production in 2019.

Exploration and Evaluation Expenses

Exploration and Evaluation Expenses ($ millions)	2019	2018
Seismic, geological and geophysical	131	102
Expensed drilling	409	41
Expensed land	7	6

Total	547	149

Exploration and Evaluation expenses were $547 million in 2019 compared to $149 million in 2018. The increase in expensed drilling was primarily due to a pre-tax write-down of $339 million related to certain crude oil assets in Atlantic and Western Canada. The write-down was primarily due to changes in management’s future development plans resulting from sustained declines in forecasted short and long-term crude oil prices.

Depletion, Depreciation, Amortization and Impairment

During 2019, the Company recognized a pre-tax impairment charge of $2,405 million within the Sunrise Energy Project, Western Canada and Atlantic. The impairment charge, reflected in the fourth quarter of 2019, was primarily due to sustained declines in forecasted short and long-term crude oil and natural gas prices and management’s decision to reduce capital investment in these areas.

In 2019, total DD&A excluding impairment averaged $18.46/boe compared to $16.99/boe in 2018.

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 17

Exploration and Production Capital Expenditures

Exploration and Production capital expenditures were lower in 2019 compared to 2018, as further described below. Exploration and Production capital expenditures were as follows:

Exploration and Production Capital Expenditures(1) ($ millions)	2019	2018
Exploration
Western Canada	3	99
Thermal developments	16	7
Non-thermal developments	1	—
Atlantic	19	73
Asia Pacific(2)	7	52

	46	231

Development
Western Canada	189	332
Thermal developments	748	874
Non-thermal developments	117	110
Atlantic	906	916
Asia Pacific(2)	340	148

	2,300	2,380

Acquisitions
Western Canada	—	4
Thermal developments	—	41

	—	45

Total	2,346	2,656

(1)	Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the period.
(2)	Capital expenditures in Asia Pacific exclude amounts related to the Husky-CNOOC Madura Ltd. joint venture, which is accounted for under the equity method for consolidated financial statement purposes.

Western Canada

During 2019, $192 million (8%) was invested in Western Canada compared to $435 million (16%) in 2018. Capital expenditures in 2019 related primarily to resource play development targeting the Montney Formation.

Thermal Developments

During 2019, $764 million (33%) was invested in thermal developments compared to $922 million (35%) in 2018. Capital expenditures in 2019 related primarily to the construction work at the Dee Valley, Spruce Lake Central and Spruce Lake North thermal projects.

Non-Thermal Developments

During 2019, $118 million (5%) was invested in non-thermal developments compared to $110 million (4%) in 2018. Capital expenditures in 2019 related primarily to drilling and advancing the Company’s EOR program, particularly the Aberfeldy Polymer Project.

Atlantic

During 2019, $925 million (39%) was invested in Atlantic compared to $989 million (37%) in 2018. Capital expenditures in 2019 related primarily to the development of the West White Rose Project and sustainment and development activities at the White Rose field.

Asia Pacific

During 2019, $347 million (15%) was invested in Asia Pacific compared to $200 million (8%) in 2018. Capital expenditures in 2019 related primarily to the continued development of Liuhua 29-1.

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 18

Exploration and Production Wells Drilled

Onshore Drilling Activity

The following table discloses the number of wells drilled during 2019 and 2018:

	2019		2018
Wells Drilled (wells)(1)	Gross	Net	Gross	Net
Thermal developments	68	65	150	140
Non-thermal developments	47	47	31	26
Western Canada	21	17	46	45

Total	136	129	227	211

(1)	Excludes service/stratigraphic test wells for evaluation purposes.

Offshore Drilling Activity

The following table discloses the Company’s Offshore drilling activity during 2019:

Region	Well	Working Interest	Well Type
Atlantic	E-18 13	72.5%	Development
Atlantic	E-18 14	72.5%	Development
Atlantic	Tiger’s Eye D-17	40%	Exploration
Asia Pacific	LH 29-1-A3	75%	Development
Asia Pacific	LH 29-1-A1	75%	Development
Asia Pacific	LH 29-1-A2	75%	Development

2020 Upstream Capital Expenditures Program

2020 Upstream Capital Expenditures Program ($ millions)
Thermal developments	1,050 - 1,100
Non-thermal developments and Western Canada	225 - 250
Atlantic	1,075 - 1,150
Asia Pacific(1)	275 - 300

Total Upstream capital expenditures	2,625 - 2,800

(1)	Capital expenditures in Asia Pacific exclude amounts related to the Husky-CNOOC Madura Ltd. joint venture, which is accounted for under the equity method for consolidated financial statement purposes.

The 2020 Upstream capital expenditures program reflects a focus on near-term and medium-cycle projects in the Integrated Corridor business, including further growing the Lloydminister thermal bitumen portfolio. In the Offshore business, the capital expenditures program will support the continuation of construction at the Liuhua 29-1 field offshore China and the West White Rose Project in Atlantic.

The Company has budgeted $1,050 - $1,100 million in thermal developments for 2020, primarily for the development of the Spruce Lake North, Spruce Lake Central and Spruce Lake East thermal bitumen projects. The Company is making progress in its strategy to transition a greater percentage of production to long-life thermal bitumen production and the 2020 Upstream capital expenditures program will continue to build on this momentum.

The Company has budgeted $225 - $250 million in non-thermal developments and Western Canada for 2020, primarily for the planned EOR, consisting of polymer flooding at Golden Lake and horizontal drilling, drilling activities in the Spirit River and Montney formations, and sustainment and maintenance activities.

The Company has budgeted $1,075 - $1,150 million in Atlantic for 2020, primarily for the construction of the West White Rose Project.

The Company has budgeted $275 - $300 million in Asia Pacific for 2020, primarily for the continued development of the third field of the Liwan Gas Project, Liuhua 29-1.

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 19

Oil and Gas Reserves

The Company’s reserves disclosure was prepared in accordance with Canadian Securities Administrators’ National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) effective December 31, 2019 with a preparation date of January 31, 2020.

Proved and Probable Reserves at December 31:

Note: All Lloydminster thermal reserves are classified as bitumen.

The Company’s complete oil and gas reserves disclosure, prepared in accordance with NI 51-101, is contained in the Company’s Annual Information Form for the year ended December 31, 2019, which is available at www.sedar.com, and certain supplementary oil and gas reserves disclosure prepared in accordance with U.S. disclosure requirements is contained in the Company’s Form 40-F, which is available at www.sec.gov and on the Company’s website at www.huskyenergy.com.

Sproule Associates Limited (“Sproule”), an independent firm of qualified oil and gas reserves evaluation engineers, was engaged to conduct an audit and review of the Company’s crude oil, natural gas and NGL reserves estimates. Sproule issued an audit opinion on January 31, 2020 stating that the Company’s internally generated proved and probable reserves and net present values based on forecast and constant price assumptions are, in aggregate, reasonable and have been prepared in accordance with generally accepted oil and gas engineering and evaluation practices as set out in the Canadian Oil and Gas Evaluation Handbook.

At December 31, 2019, the Company’s proved oil and gas reserves were 1,431 mmboe, down from 1,471 mmboe at the end of 2018. The Company’s 2019 reserves replacement ratio, defined as net additions of proved reserves divided by total production during the period, was 67% excluding economic revisions (62% including economic revisions).

Major changes to proved reserves in 2019 included:

•

Western Canada Extensions & Improved Recovery additions of 168 mmboe which included 40 mmbbls from one new and 35 mmbbls from three existing Lloydminster bitumen SAGD projects (16 mmbbls transferred from probable reserves), 20 mmbbls at the Tucker Thermal Project (transferred from probable reserves), 15 mmbbls at the Sunrise Energy Project and 38 mmboe from Wembley (including 111 bcf of conventional natural gas and 19 mmbbls of NGL) and 5 mmboe from Wapiti from new locations.

•	Discoveries included 27 bcf of conventional natural gas and 1 mmbbls of NGL for Liuhua 29-1 transferred from probable reserves as Technical Revisions.

•

Western Canada Technical Revisions are associated with the updated long-term strategic plan where less liquid-rich gas plays are no longer funded. This resulted in a reduction of proved undeveloped reserves of 443 bcf (90% of the Technical Revisions) of conventional natural gas and 5 mmbbls of NGL.

•	Economic Factors of 5 mmboe are mainly associated with lower gas prices in Western Canada.

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 20

Proved Plus Probable Reserves and Production at December 31, 2019:

Reconciliation of Proved Reserves(1)

	Canada					International		Total
	Western Canada				Atlantic
(forecast prices and costs before royalties)	Light/Medium Crude Oil & NGL (mmbbls)	Heavy Crude Oil (mmbbls)(2)	Bitumen (mmbbls)(2)	Conventional Natural Gas (bcf)	Light Crude Oil (mmbbls)	Light Crude Oil & NGL (mmbbls)	Conventional Natural Gas (bcf)	Crude Oil, Bitumen & NGL (mmbbls)	Conventional Natural Gas (bcf)	Equivalent Units (mmboe)
Proved reserves
December 31, 2018	65	54	890	1,288	93	24	783	1,126	2,071	1,471
Technical revisions	(7)	—	(13)	(496)	(2)	1	1	(21)	(495)	(103)
Acquisitions	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—
Discoveries, extensions and improved recovery	25	6	113	147	—	1	27	145	174	174
Economic factors	(1)	(1)	—	(15)	—	—	—	(2)	(15)	(5)
Production	(7)	(12)	(47)	(109)	(6)	(4)	(74)	(76)	(183)	(106)

Proved reserves December 31, 2019	75	47	943	815	85	22	737	1,172	1,552	1,431

Proved and probable reserves December 31, 2019	126	66	1,366	1,155	169	28	948	1,755	2,103	2,105
December 31, 2018	80	76	1,722	1,751	177	30	984	2,085	2,735	2,541

(1)	Numbers in the above table may not align with other disclosures due to rounding.
(2)	Lloydminster thermal property reserves are classified as bitumen.

Reconciliation of Proved Developed Reserves(1)

	Canada					International		Total
	Western Canada				Atlantic
(forecast prices and costs before royalties)	Light/Medium Crude Oil & NGL (mmbbls)	Heavy Crude Oil (mmbbls)(2)	Bitumen (mmbbls)(2)	Conventional Natural Gas (bcf)	Light Crude Oil (mmbbls)	Light Crude Oil & NGL (mmbbls)	Conventional Natural Gas (bcf)	Crude Oil, Bitumen & NGL (mmbbls)	Conventional Natural Gas (bcf)	Equivalent Units (mmboe)
Proved developed reserves
December 31, 2018	56	53	142	804	24	20	528	295	1,332	517
Technical revisions	—	—	19	(49)	(2)	—	22	17	(27)	13
Transfer from proved undeveloped	2	1	51	36	5	—	—	59	36	65
Acquisitions	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—
Discoveries, extensions and improved recovery	5	5	3	41	—	—	—	13	41	19
Economic factors	(1)	(1)	—	(14)	—	—	—	(2)	(14)	(4)
Production	(7)	(12)	(47)	(109)	(6)	(4)	(74)	(76)	(183)	(106)

December 31, 2019	55	46	168	709	21	16	476	306	1,185	504

(1)	Numbers in the above tables may not align with other disclosures due to rounding.
(2)	Lloydminster thermal property reserves are classified as bitumen.

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 21

Infrastructure and Marketing

Infrastructure and Marketing Earnings Summary ($ millions)	2019	2018
Gross revenues	2,342	2,211
Marketing and other	189	668
Expenses
Purchases of crude oil and products	2,336	2,087
Production, operating and transportation expenses	21	23
Selling, general and administrative expenses	9	5
Depletion, depreciation, amortization and impairment	12	—
Other – net	—	2
Share of equity investment gain	(9)	(18)
Financial items	3	—
Provisions for income taxes	43	213

Net earnings	116	567

Infrastructure and Marketing gross revenues and purchases of crude oil and products increased by $131 million and $249 million, respectively, in 2019 compared to 2018, primarily due to increased prices and additional costs incurred on the construction of the Saskatchewan Gathering System Expansion in 2019.

Marketing and other decreased by $479 million in 2019 compared to 2018, primarily due to the tightening of location differentials between Canada and the U.S.

Provisions for income taxes decreased by $170 million in 2019 compared to 2018, primarily due to lower earnings before income taxes in 2019.

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 22

4.3 Downstream

Upgrading

Upgrading Earnings Summary ($ millions, except where indicated)	2019	2018
Gross revenues	1,777	1,750
Expenses
Purchases of crude oil and products	1,303	928
Production, operating and transportation expenses	217	195
Selling, general and administrative expenses	9	7
Depletion, depreciation, amortization and impairment	115	123
Financial items	1	1
Provisions for income taxes	35	135

Net earnings	97	361

Upgrading throughput (mbbls/day)(1)	74.9	75.6
Total sales (mbbls/day)	75.2	74.7
Synthetic crude oil sales (mbbls/day)	55.4	52.9
Upgrading differential ($/bbl)	17.19	29.05
Unit margin ($/bbl)	17.27	30.15
Unit operating cost ($/bbl)(2)	7.94	7.07

(1)	Throughput includes diluent returned to the field.
(2)	Based on throughput.

Upgrading operations add value by processing heavy crude oil into high value synthetic crude oil and low sulphur distillates. Upgrading profitability is primarily dependent on the differential between the cost of heavy crude oil feedstock and the sales price of synthetic crude oil and diesel.

Upgrading gross revenues increased by $27 million in 2019 compared to 2018, primarily due to higher synthetic crude sales volumes, partially offset by lower realized prices for synthetic crude oil. The price of Husky Synthetic Blend averaged $74.35/bbl in 2019 compared to $75.55/bbl in 2018.

Upgrading purchases of crude oil and products increased by $375 million in 2019 compared to 2018, primarily due to an increase in the average cost of heavy crude oil feedstock driven by tighter light/heavy oil differential, partially offset by lower throughput volumes in 2019.

Provisions for income taxes decreased by $100 million in 2019 compared to 2018, primarily due to lower earnings before income taxes in 2019.

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 23

Canadian Refined Products

Canadian Refined Products Earnings Summary ($ millions, except where indicated)	2019	2018
Gross revenues	3,122	3,412
Expenses
Purchases of crude oil and products	2,571	2,760
Production, operating and transportation expenses	278	265
Selling, general and administrative expenses	53	47
Depletion, depreciation, amortization and impairment	218	115
Gain on sale of assets	(6)	(2)
Other – net	—	(1)
Financial items	15	12
Provisions for (recovery of) income taxes	(2)	58

Net earnings (loss)	(5)	158

Number of fuel outlets(1)	553	557
Fuel sales volume, including wholesale
Fuel sales (millions of litres/day)	7.4	7.7
Fuel sales per retail outlet (thousands of litres/day)	12.7	12.3
Refinery throughput
Prince George Refinery (mbbls/day)(2)(3)	7.2	10.7
Lloydminster Refinery (mbbls/day)(2)	26.4	27.1
Ethanol production (thousands of litres/day)	823.0	819.4

(1)	Average number of fuel outlets for period indicated.
(2)	Includes all crude oil, feedstock, intermediate feedstock and blend-stocks used in producing sales volumes from the refinery.
(3)	Sale of the Prince George Refinery closed on November 1, 2019.

Canadian Refined Products gross revenues decreased by $290 million in 2019 compared to 2018, primarily due to lower product prices and lower sales volumes.

Canadian Refined Products purchases of crude oil and products decreased by $189 million in 2019 compared to 2018, primarily due to lower throughput volumes resulting primarily from a planned turnaround at the Prince George Refinery in the second quarter of 2019, combined with lower commodity prices.

Depletion, depreciation, amortization and impairment expense increased by $103 million in 2019 compared to 2018, primarily due to a pre-tax impairment charge of $90 million recognized on the Lloyd Ethanol Plant and Minnedosa Ethanol Plant. The impairment charge in 2019 was a result of sustained declines in forecasted ethanol margins.

Recovery of income taxes increased by $60 million in 2019 compared to 2018, primarily due to lower earnings before income taxes in 2019.

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 24

U.S. Refining and Marketing

U.S. Refining and Marketing Earnings Summary ($ millions, except where indicated)	2019	2018
Gross revenues	9,940	11,770
Expenses
Purchases of crude oil and products	8,629	10,334
Production, operating and transportation expenses	869	795
Selling, general and administrative expenses	33	22
Depletion, depreciation, amortization and impairment	735	450
Loss on sale of assets	1	—
Other – net	(654)	(464)
Financial items	18	14
Provisions for income taxes	69	138

Net earnings	240	481

Selected operating data:
Lima Refinery throughput (mbbls/day)(1)	136.4	151.1
BP-Husky Toledo Refinery throughput (mbbls/day)(1)(2)	63.1	71.1
Superior Refinery throughput (mbbls/day)(1)	—	11.7
Refining and marketing margin (US$/bbl crude throughput)	13.83	13.03
Refinery inventory (mmbbls)(3)	5.0	6.9

(1)	Includes all crude oil, feedstock, intermediate feedstock and blend-stocks used in producing sales volumes from the refinery.
(2)	Reported throughput volumes include Husky’s working interest from the BP-Husky Toledo Refinery (50%).
(3)	Feedstock and refined products are included in refinery inventory.

U.S. Refining and Marketing gross revenues decreased by $1,830 million in 2019 compared to 2018, primarily due to lower sales volume at the Lima and BP-Husky Toledo refineries, both of which completed planned turnarounds in 2019, and no sales volume at the Superior Refinery in 2019.

U.S. Refining and Marketing purchases of crude oil and products decreased by $1,705 million in 2019 compared to 2018, primarily due to lower throughput volumes at the Lima and BP-Husky Toledo refineries, both of which completed planned turnarounds in 2019, combined with the realization of lower cost crude oil feedstock, from late 2018, at the Lima Refinery, during the first quarter of 2019.

Production, operating and transportation expenses increased by $74 million in 2019 compared to 2018, primarily due to planned turnarounds at the Lima and BP-Husky Toledo Refineries in 2019.

Depletion, depreciation, amortization and impairment expense increased by $285 million in 2019 compared to 2018, primarily due to a pre-tax derecognition of $254 million on the carrying value of components replaced as part of the crude oil flexibility project at the Lima Refinery.

Other – net income increased by $190 million in 2019 compared to 2018, primarily due to pre-tax insurance recoveries for rebuild costs, incident costs and business interruption associated with the incident at the Superior Refinery.

Provisions for income taxes decreased by $69 million in 2019 compared to 2018, primarily due to lower earnings before income taxes in 2019.

Downstream Capital Expenditures

In 2019, Downstream capital expenditures totalled $946 million compared to $801 million in 2018. In Canada, capital expenditures of $178 million related primarily to a polymer modified asphalt project at the Lloydminster Refinery and the planned turnaround at the Prince George Refinery. In the U.S., capital expenditures of $768 million related primarily to the crude oil flexibility project at the Lima Refinery and costs related to the turnaround at the BP-Husky Toledo Refinery.

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 25

4.4 Corporate

Corporate Summary ($ millions) income (expense)	2019	2018
Production, operating and transportation expenses	2	2
Selling, general and administrative expenses	(292)	(277)
Depletion, depreciation, amortization and impairment	(104)	(92)
Other – net	16	8
Net foreign exchange gain	44	14
Finance income	71	52
Finance expense	(151)	(178)
Recovery of income taxes	302	138

Net loss	(112)	(333)

The Corporate segment reported a net loss of $112 million in 2019 compared to a net loss of $333 million in 2018. The change was primarily due to the recognition of $233 million in tax recoveries related to the reduction in the Alberta provincial corporate tax rate that was substantively enacted in the second quarter of 2019.

Finance expense decreased by $27 million in 2019 compared to 2018, primarily due to lower interest expenses on long-term debt in 2019.

Net foreign exchange gain increased by $30 million due to the items noted below.

Foreign Exchange Summary ($ millions, except where indicated)	2019		2018
Non-cash working capital gain (loss)		17		(3)
Other foreign exchange gain		27		17

Net foreign exchange gain		44		14

U.S./Canadian dollar exchange rates:
At beginning of year	US$	0.733	US$	0.799
At end of year	US$	0.771	US$	0.733

Included in the other foreign exchange gain are realized and unrealized gains and losses on working capital and intercompany financing. The foreign exchange gains and losses on these items can vary significantly due to the large volume and timing of transactions through these accounts in the period. The Company manages its exposure to foreign currency fluctuations with the goal of minimizing the impact of foreign exchange gains and losses on the consolidated financial statements.

Consolidated Income Taxes

Consolidated Income Taxes ($ millions)	2019	2018
Provisions for (recovery of) income taxes	(799)	471
Cash income taxes paid	41	37

Consolidated income taxes were a recovery of $799 million in 2019 compared to a provision of $471 million in 2018. The increase in recovery of income taxes was primarily due to a $741 million deferred income tax recovery associated with impairment, derecognition and exploration asset write-down charges recognized on crude oil and natural gas, and refinery assets located in Canada and United States, and $233 million in deferred income tax recovery related to the reduction in the Alberta provincial corporate tax rate that was substantively enacted in the second quarter of 2019.

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 26

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

5.2 Significant Risk Factors

Operational and Safety Incidents

The Company’s businesses are subject to inherent operational risks which have the potential to impact safety, the environment, its assets and its reputation. In general, the Company’s operations are subject to operational risks, including, but not limited to: fires, loss of containment, blowouts, power outages, freeze-ups and other similar events; oil and natural gas leaks; encountering unexpected formations or pressures; premature declines of reservoir pressure or productivity; uncontrollable flows of oil, natural gas and well fluids; spills at truck terminals and hubs; spills associated with the loading and unloading of potentially harmful substances onto trucks; release of tailings or harmful substances into a water system; the breakdown or failure of equipment, pipelines and facilities, information systems and processes; the performance of equipment at levels below those originally intended (whether due to misuse, unexpected degradation or design, construction or manufacturing defects); releases or spills from shipping vessels; failure to maintain adequate supplies of spare parts; the compromise of information technology and control systems and related data; operator error; labour disputes; disputes with interconnected facilities and carriers; operational disruptions or apportionment on third-party systems or refineries, which may prevent the full utilization of the company’s facilities and pipelines; epidemics or pandemics; and catastrophic events, including, but not limited to, war, extreme weather events, natural disasters, explosions, acts of sabotage and other similar events.

Failure to manage the hazards and associated risks effectively could result in potential fatalities, environmental impacts, interruptions to activities or use of assets, or loss of license to operate. The Company, in accordance with industry practice, maintains insurance coverage against losses from certain of these risks. Nonetheless, insurance proceeds may not be sufficient to cover all losses, and insurance coverage may not be available for all types of operational risks.

Commodity Price Volatility

The Company’s results of operations and financial condition are dependent on the prices received for its refined products, crude oil, NGL and conventional natural gas production. Lower prices for crude oil, NGL and conventional natural gas could adversely affect the value and quantity of the Company’s oil and gas reserves. The Company’s reserves include significant quantities of heavier grades of crude oil that often trade at a discount to light crude oil. Heavier grades of crude oil are typically more expensive to produce, process, transport and refine into high-value refined products. Refining and transportation capacity for various grades of crude oil may be constrained from time to time, creating the need for additional refining and transportation capacity. Wider price differentials between heavier and lighter grades of crude oil could have a material adverse effect on the Company’s results of operations and financial condition, reduce the value and quantities of the Company’s heavier crude oil reserves and delay or cancel projects that involve the development of heavier crude oil resources. There is no guarantee that pipeline development projects or other transportation alternatives will provide sufficient transportation capacity and access to refining capacity to accommodate expected increases in North American heavy crude oil and bitumen production.

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

The Company’s conventional natural gas production is currently located in Western Canada and Asia Pacific. Western Canada’s conventional natural gas production is subject to North American market forces. North American natural gas supply and demand is affected by a number of factors including, but not limited to, the amount of natural gas available to specific market areas either from the wellhead of existing or accessible conventional or unconventional sources (such as from shale) or from storage facilities, technological developments, prevailing weather patterns, the U.S. and Canadian economies, the occurrence of natural disasters and pipeline restrictions.

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 27

In certain instances, the Company will use derivative instruments to manage exposure to price volatility on a portion of its refined product, oil and gas production, inventory or volumes in long-distance transit. The Company may also use firm commitments for the purchase or sale of crude oil and conventional natural gas.

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

The Company’s results will be impacted by a decrease in the price of crude oil and natural gas inventory. The Company has crude oil inventories that are feedstock, held at terminals or part of the in-process inventories at its refineries and at offshore sites. Due to the integrated nature, the Company has a natural partial mitigation to the WCS differential risk. The Company also has natural gas inventory that could have an impact on earnings based on changes in natural gas prices. All these inventories are subject to a lower of cost or net realizable value test on a quarterly basis.

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

In order to maintain the Company’s future production of crude oil, conventional natural gas and NGL and maintain the value of the reserves portfolio, additional reserves must be added through discoveries, extensions, improved recovery, performance related revisions and acquisitions. The production rate of oil and gas properties tends to decline as reserves are depleted while the associated unit operating costs increase. To mitigate the effects of this, the Company must undertake successful exploration and development programs, increase the recovery factor from existing properties through applied technology and identify and execute strategic acquisitions of proved developed and undeveloped properties and unproved prospects. Maintaining an inventory of projects that can be developed depends upon, but is not limited to, obtaining and renewing rights to explore, develop and produce oil and natural gas, drilling success, completion of long lead time capital intensive projects on budget and on schedule and the application of successful exploitation techniques on mature properties.

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

Security and Terrorist Threats

Security threats and terrorist or activist activities may impact the Company’s personnel, which could result in injury, death, extortion, hostage situations and/or kidnapping, including unlawful confinement. A security threat, terrorist attack or activist incident targeted at a facility, office or offshore vessel/installation owned or operated by the Company could result in the interruption or cessation of key elements of the Company’s operations. Outcomes of such incidents could have a material adverse effect on the Company’s results of operations, financial condition and business strategy. The risk to employees and board members due to social unrest in Hong Kong is being managed through reduced travel and increased awareness and monitoring of the situation. The potential for detention and/or incarceration of the Company’s employees/contractors entering into or working in China has increased, and as a result, review and reconsideration for travel into China has become a business/corporate process.

The Company does not own proved or probable reserves in or near areas of armed conflict. According to the Uppsala Conflict Data Program, armed conflict is defined as “contested incompatibility that concerns government and/or territory over which the use of armed force between the military forces of two parties, of which at least one is the government of a state, has resulted in at least 25 battle-related deaths each year.”

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 28

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

Litigation, Administrative Proceedings and Regulatory Actions

The Company may be subject to litigation, claims, administrative proceedings and regulatory actions, which may be material. Such claims could relate to environmental damage, climate change and the impacts thereof, failure to comply with applicable laws and regulations, breach of contract, tax, bribery and employment matters, which could result in an unfavourable decision, including fines, sanctions, monetary damages, temporary suspensions of operations or the inability to engage in certain operations or transactions. The outcome of such claims can be difficult to assess or quantify and may have a material adverse effect on the Company’s reputation, financial condition and results of operations. The defence to such claims may be costly and could divert management’s attention away from day-to-day operations.

Partner Misalignment

Joint venture partners operate or jointly control a portion of the Company’s assets in which the Company has an ownership interest. This can reduce the Company’s control and ability to manage risks. The Company is at times dependent upon its partners for the successful execution of various projects. If a dispute with partners were to occur over the development and operation of a project or if partners were unable to fund their contractual share of the capital expenditures, a project could be delayed and the Company could be partially or totally liable for its partner’s share of the project.

Reserves Data, Future Net Revenue and Resource Estimates

The reserves data contained or referenced in the MD&A represent estimates only. The accurate assessment of oil and gas reserves is critical to the continuous and effective management of the Company’s Upstream assets. Reserves estimates support various investment decisions about the development and management of oil and gas properties. In general, estimates of economically recoverable crude oil and conventional natural gas reserves and the future net cash flow therefrom are based upon a number of variable factors and assumptions, such as product prices, future operating and capital costs, historical production from the properties and the effects of regulation by government agencies, including with respect to royalty payments, all of which may vary considerably from actual results. The Company uses all available information at the effective date of the evaluation and internal qualified reserves evaluators to prepare the reserves estimates. As required by NI 51-101, the Company obtains the opinion of an independent reserves auditor on the Company’s reserves. The audit covers more than 75% of the future net revenue discounted at 10% attributable to proved plus probable reserves with the remainder reviewed by the independent qualified reserves auditor. However, given the best technical information and evaluation techniques, all such estimates are still to some degree uncertain. All reserves estimates involve a degree of ambiguity and, at times, rely on indirect measurement techniques to estimate the size and recoverability of the resource. While new technologies have increased the accuracy of these techniques, there remains the potential for human or systemic error in recording and reporting the magnitude of the Company’s oil and gas reserves. Estimates of the economically recoverable oil and gas reserves attributable to any particular property or group of properties, and estimates of future net revenues expected therefrom, may differ substantially from actual results even though the total company reserves are shown to be reliable through the historical total company technical reserves revisions. The Company has a diverse portfolio of assets by product type, reservoir type and location which is a factor in mitigating specific property risks. Inaccurate appraisal of large project reservoirs could result in missed production, revenue and earnings targets and could have a material adverse effect on the Company’s reputation, investor confidence and ability to deliver on its growth business strategy.

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 29

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

Environmental Risks

Changes in environmental regulations could have a material adverse effect on the Company’s results of operations, financial condition and business strategy by requiring increased capital expenditures and operating costs or by impacting the quality of, formulation of or demand for the Company’s products, which may or may not be offset through market pricing.

The Company anticipates that further changes in environmental legislation could occur, which may result in stricter standards and enforcement, larger fines and liabilities, the introduction of emission limits, increased compliance costs and approval delays for critical licences and permits. Public interest in environmental, social and governance issues has also increased significantly in recent years, as evidenced by the large number of signatories to the United Nations Principles for Responsible Investment.

It is not possible to accurately forecast the amount of additional investment in new or existing facilities required in the future for environmental protection or to address all new regulatory compliance requirements, such as reporting.

Climate Change Risks

Regulatory

Climate change regulations may become more onerous over time as governments implement policies to further reduce greenhouse gases (“GHG“) emissions. As these regulations continue to evolve, they could have a material adverse effect on the Company’s competitiveness, financial condition and results of operations through increased capital and operating costs and change in demand for refined products such as transportation fuels. Costs associated with levy payments for emerging climate change regulations may be significant.

In December 2018, the Government of Canada published the Regulatory Design Paper on the Clean Fuel Standard (“CFS”) that focuses on the liquid fuel stream regulations. A Proposed Regulatory Approach for the CFS was published in June 2019 and proposed regulations are expected to be published in Canada Gazette, Part I for early 2020. The final regulations for liquid fuels are planned for early 2021, with the regulations expected to come into force in 2022. Due to the uncertainty of the gaseous and solid fuel regulations, the full impact of the CFS is still unknown.

The Company’s U.S. refining business may be materially adversely affected by the implementation of the Environmental Protection Agency’s (“EPA”) climate change rules by future U.S. GHG legislation that applies to the oil and gas industry or the consumption of petroleum products and by other U.S. climate change statutes at the federal or state level or by regulations imposed by other federal agencies or at the state or local level. Such legislation or regulations could require the Company’s U.S. refining operations to significantly reduce emissions and/or purchase emissions credits, thereby increasing operating and capital costs, and could change the demand for refined products which may have a material adverse effect on the Company’s financial condition and results of operations.

The Company complies with the Renewable Fuel Standard (“RFS”) program in the U.S. by blending renewable fuels manufactured by third parties and by purchasing RINs on the open market. Due to regulatory uncertainty and in part due to the U.S. fuel supply reaching the “blend wall” (the 10% limit prescribed by most automobile warranties), the price and availability of RINs have been volatile. The Company cannot predict the future prices of RINs and renewable fuel blendstocks, and the costs to obtain the necessary RINs and blendstocks could be material. The Company’s financial position and results of operations could be adversely affected if it is unable to pass the compliance costs on to its customers and if the Company pays significantly higher prices for RINs or blendstocks to comply with the RFS mandated standards.

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 30

Climatic Conditions

Extreme climatic conditions may also have material adverse effects on the Company’s financial condition and results of operations. Weather and climate affect demand, and therefore, the predictability of the demand for energy is affected to a large degree by the predictability of weather and climate. In addition, the Company’s exploration, production and construction operations, and the operations of major customers and suppliers, can be affected by extreme weather. This may result in cessation or diminishment of production, delay of exploration and development activities or delay of plant construction.

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

Transition

In addition to emissions regulations and the physical risks of climate change, climate-related transition risks could have a material adverse effect on the Company’s business, financial condition and results of operations, and could adversely impact the Company’s reputation. For example, increased public opposition to companies in the oil sands industry could lead to constrained access to insurance, liquidity and capital and changes in demand for the Company’s products, which may impact revenue. Any increases in GHG emissions by the Company could lead to additional taxes and levies, which would increase the costs associated with certain projects. The potential need to develop new technologies to reduce the intensity of GHG emissions could require significant capital investment. Further, the Company may become subject to climate change litigation initiated by third parties. The Company’s management monitors these risks and reports to the Board through management’s Enterprise Risk Management framework.

Overall, the Company is not able to estimate at this time the degree to which climate change related regulatory, climatic conditions, and transition risks could impact the Company’s financial and operating results.

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

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 31

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

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 32

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

Although to date the Company has not experienced any material losses relating to cyber attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. The Audit Committee of the Board has oversight of the Company’s risk mitigation strategies related to cybersecurity.

Skilled Workforce Attraction and Retention

Successful execution of the Company’s strategy is dependent on ensuring the Company’s workforce possesses the appropriate skill level. Failure to attract and retain personnel with the required skill levels could have a material adverse effect on the Company’s financial condition and results of operations.

Aviation Incidents

The Company’s Offshore operations in Canada and China rely on regular travel by helicopter. A helicopter incident resulting in loss of life, facility shutdown or regulatory action could have a material adverse effect on the operations of the Company. This risk is managed through an aviation management process. Aviation Safety Reviews are conducted by third party specialist contractors to verify that helicopter service providers meet the Company’s and industry standards with respect to aviation safety. The reviews include evaluation of aircraft type, effectiveness of the safety and maintenance management systems and competency and training programs for critical roles in the operation of helicopters. Helicopters chartered to support Husky Offshore operations must be fit for service and as such are fitted with multiple redundant systems to address a wide range of potential in-flight emergencies. Additional measures specific to the Company’s challenging operating environments are specified in the Company’s design requirements including anti-icing and floatation systems effective for the maximum allowable sea height operating limits. Pilots are trained to address potential emergency situations through regular real-time and simulator training aligned with industry best practice.

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 33

6.0 Liquidity and Capital Resources

6.1 Summary of Cash Flow

Cash Flow Summary ($ millions)	2019	2018
Cash flow
Operating activities	2,971	4,134
Financing activities	(817)	(325)
Investing activities	(3,197)	(3,521)

Cash Flow from Operating Activities

Cash flow generated from operating activities decreased by $1,163 million in 2019 compared to 2018. The decrease was primarily due to the tightening of the location differentials between Canada and the U.S., combined with lower Upstream and U.S. Refining volumes.

Cash Flow used for Financing Activities

Cash flow used for financing activities increased by $492 million in 2019 compared to 2018. Financing activities in 2019 related primarily to higher common share dividend payments, combined with higher finance expenses arising from the adoption of IFRS 16 in 2019.

Cash Flow used for Investing Activities

Cash flow used for investing activities decreased by $324 million in 2019 compared to 2018. The decrease was primarily due to proceeds from the sale of the Prince George Refinery and decreased capital expenditures in 2019.

6.2 Working Capital Components

Working capital is the amount by which current assets exceed current liabilities. At December 31, 2019, the Company’s working capital was $302 million compared to $694 million at December 31, 2018. A reconciliation of the Company’s working capital is as follows:

Working Capital ($ millions)	December 31, 2019	December 31, 2018	Change
Cash and cash equivalents	1,775	2,866	(1,091)
Accounts receivable	1,499	1,355	144
Income taxes receivable	30	112	(82)
Inventories	1,486	1,232	254
Prepaid expenses	148	123	25
Accounts payable and accrued liabilities	(3,465)	(3,159)	(306)
Short-term debt	(550)	(200)	(350)
Long-term debt due within one year	(400)	(1,433)	1,033
Lease liabilities	(109)	—	(109)
Asset retirement obligations	(112)	(202)	90

Net working capital	302	694	(392)

The decrease in cash and cash equivalents was primarily due to lower cash flow from operating activities. Fluctuations in accounts receivable and accounts payable were due to the timing of settlements in 2019 compared to 2018. The increase in inventories was primarily driven by the higher commodity prices at the end of 2019 compared to 2018, and a higher volume of crude oil feedstock inventory in U.S Refining and Marketing at the end of 2019 compared to 2018. The increase in short-term debt was due to increased borrowings on commercial paper. The decrease in long-term debt due within one year was due to the timing of debt maturities. The increase in lease liabilities was due to the adoption of IFRS 16 in 2019.

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 34

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

At December 31, 2019, the Company had the following available credit facilities:

Credit Facilities ($ millions)	Available	Unused
Operating facilities(1)	900	464
Syndicated credit facilities(2)	4,000	3,450

	4,900	3,914

(1)	Consists of demand credit facilities.
(2)	Commercial paper outstanding is supported by the Company’s syndicated credit facilities.

At December 31, 2019, the Company had $3,914 million of unused credit facilities of which $3,450 million are long-term committed credit facilities and $464 million are short-term uncommitted credit facilities. A total of $436 million short-term uncommitted borrowing credit facilities was used in support of outstanding letters of credit and $550 million of long-term committed borrowing credit facilities was used in support of commercial paper. At December 31, 2019, the Company had no direct borrowing against committed credit facilities. The maturity dates for the Company’s revolving syndicated credit facilities are June 19, 2022 and March 9, 2024. The Company’s ability to renew existing bank credit facilities and raise new debt is dependent upon maintaining an investment grade credit rating and the condition of capital and credit markets. Credit ratings may be affected by the Company’s level of debt, from time to time.

The Company’s share capital is not subject to external restrictions. The Company’s leverage covenant under both of its revolving syndicated credit facilities is debt to capital and calculated as total debt (long-term debt including long-term debt due within one year and short-term debt) and certain adjusting items specified in the agreement divided by total debt, shareholders’ equity and certain adjusting items specified in the agreement. These covenants are used to assess the Company’s financial strength. If the Company does not comply with the covenants under the syndicated credit facilities, there is risk that repayment could be accelerated. The Company was in compliance with the syndicated credit facility covenants at December 31, 2019, and assessed the risk of non-compliance to be low.

Sunrise Oil Sands Partnership has an unsecured demand credit facility of $10 million available for general purposes. The Company’s proportionate share is $5 million. There were no amounts drawn on this demand credit facility at December 31, 2019.

On January 29, 2018, the Company filed a universal short form base shelf prospectus (“the 2018 U.S. Shelf Prospectus”) with the Alberta Securities Commission. On January 30, 2018, the Company’s related U.S. registration statement filed with the Securities and Exchange Commission (“SEC”) containing the 2018 U.S. Shelf Prospectus became effective which enables the Company to offer up to US$3.0 billion of debt securities, common shares, preferred shares, subscription receipts, warrants and units of the Company in the U.S. up to and including February 29, 2020. During the 25-month period that the 2018 U.S. Shelf Prospectus and the related U.S. registration statement are effective, securities may be offered in amounts, at prices and on terms set forth in a prospectus supplement.

On March 15, 2019, the Company issued US$750 million in senior unsecured notes. The notes bear an annual interest rate of 4.40% and are due on April 15, 2029. The Company raised the net proceeds of the offering for general corporate purposes, which included the repayment of certain outstanding debt securities that matured in 2019.

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 35

On May 1, 2019, the Company filed a universal short form base shelf prospectus (the “2019 Canadian Shelf Prospectus”) with applicable securities regulators in each of the provinces of Canada that enables the Company to offer up to $3.0 billion of common shares, preferred shares, debt securities, subscription receipts, warrants and other units in Canada up to and including June 1, 2021. The 2019 Canadian Shelf Prospectus replaced the Company’s Canadian universal short form base shelf prospectus which expired on April 30, 2019. During the 25-month period that the 2019 Canadian Shelf Prospectus is in effect, securities may be offered in amounts, at prices and on terms set forth in a prospectus supplement.

On June 17, 2019, the Company repaid the maturing 6.15% notes. The amount paid to note holders was $402 million.

On December 16, 2019, the Company repaid the maturing 7.25% notes. The amount paid to note holders was $987 million.

As at December 31, 2019, the Company had $3.0 billion in unused capacity under the 2019 Canadian Shelf Prospectus and US$2.25 billion in unused capacity under the 2018 U.S. Shelf Prospectus and related U.S. registration statement. The ability of the Company to utilize the capacity under the 2019 Canadian Shelf Prospectus and the 2018 U.S. Shelf Prospectus and related U.S. registration statement is subject to market conditions at the time of sale.

Net Debt

The Company had total debt of $5,520 million and cash and cash equivalents of $1,775 million at December 31, 2019, compared to total debt of $5,747 million and cash and cash equivalents of $2,866 million at December 31, 2018. The Company’s net debt at December 31, 2019 increased by $864 million when compared to December 31, 2018:

Net Debt(1) ($ millions)	December 31, 2019	December 31, 2018
Net debt at beginning of period	(2,881)	(2,927)
Change in net debt due to:
Funds from operations(1)	3,251	4,004
Long-term debt issuance	1,000	—
Long-term debt repayment	(1,389)	—
Short-term debt issuance, net	350	—
Debt issue costs	(9)	—
Dividends on common shares	(503)	(402)
Dividends on preferred shares	(35)	(35)
Finance lease payments	(233)	—
Capital expenditures	(3,432)	(3,578)
Capitalized interest	(177)	(108)
Corporate acquisition	—	(15)
Proceeds from asset sales	277	4
Investment in joint ventures	(40)	(40)
Change in non-cash working capital	(104)	485
Other	1	(27)
Effect of exchange rates on cash and cash equivalents	(48)	65
Effect of exchange rates on long-term debt	227	(307)

	(864)	46

Net debt at end of period	(3,745)	(2,881)

(1)	Net debt and funds from operations are non-GAAP measures. Refer to Section 9.3 for reconciliations to the corresponding GAAP measures.

During the years ended December 31, 2019 and 2018, the Company’s capital expenditures were primarily funded by funds from operations. The Company’s funds from operations are dependent on a number of factors, including commodity prices, production and sales volumes, refining and marketing margins, operating expenses, taxes, royalties and foreign exchange rates. Management prepares capital expenditure budgets annually which are regularly monitored and updated to adapt to changes in market factors. In addition, the Company requires authorizations for capital expenditures on projects, which assists with the management of capital.

6.4    Capital Structure

Capital Structure	December 31, 2019
($ millions)	Outstanding
Total debt(1)	5,520
Shareholders’ equity	17,296

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 36

(1)	Total debt is a non-GAAP measure. Refer to Section 9.3 for a reconciliation to the corresponding GAAP measure.

The Company’s objectives when managing capital are to maintain a flexible capital structure, which optimizes the cost of capital at acceptable risk, and to maintain investor, creditor and market confidence to sustain the future development of the business. The Company manages its capital structure and makes adjustments as economic conditions and the risk characteristics of its underlying assets change. The Company considers its capital structure to include shareholders’ equity and debt, which was $22.8 billion at December 31, 2019 (December 31, 2018 – $25.4 billion). To maintain or adjust the capital structure, the Company may, from time to time, issue shares, raise debt and/or adjust its capital spending to manage its current and projected debt levels.

The Company monitors its financing requirements and capital structure using, among other things, non-GAAP financial metrics consisting of debt to capital employed and debt to funds from operations (refer to Section 9.3). At December 31, 2019, debt to capital employed was 24.2% (December 31, 2018 – 22.7%) and debt to funds from operations was 1.7 times (December 31, 2018 – 1.4 times). The Company is subject to a leverage covenant in its credit facilities that limits debt to capital (subject to specific definitions in the credit agreements) to less than 65%. The Company is in compliance with this covenant and considers the risk of non-compliance low. The Company also targets a debt to funds from operations ratio of less than 2.0 times over the longer term.

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

6.5 Contractual Obligations, Commitments and Off-Balance Sheet Arrangements

Contractual Obligations and Other Commercial Commitments

In the normal course of business, the Company is obligated to make future payments. The following summarizes known non-cancellable contracts and other commercial commitments:

Contractual Obligations

Payments due by period ($ millions)	2020	2021-2022	2023-2024	Thereafter	Total
Long-term debt and interest on fixed rate debt	612	1,040	1,303	3,775	6,730
Operating agreements(1)	75	155	155	666	1,051
Firm transportation agreements(1)	576	1,189	1,188	4,203	7,156
Unconditional purchase obligations(2)	2,224	3,212	2,305	5,143	12,884
Lease rentals and exploration work agreements	79	102	113	866	1,160
Obligations to fund equity investee(3)	54	141	149	359	703
Lease obligations(4)	205	340	313	2,174	3,032
Asset retirement obligations	112	253	244	9,371	9,980

	3,937	6,432	5,770	26,557	42,696

(1)

Included in the total of operating agreements and firm transportation agreements are blending and storage agreements and transportation commitments of $1.1 billion and $1.8 billion respectively with HMLP.

(2)	Includes processing services, distribution services, insurance premiums, drilling services, natural gas purchases and the purchase of refined petroleum products.
(3)	Equity investee refers to the Company’s investment in Husky-CNOOC Madura Ltd. joint venture, which is accounted for under the equity method for consolidated financial statement purposes.
(4)	Refer to Note 10 in the 2019 consolidated financial statements.

During the three months ended December 31, 2019, the Company entered into a new agreement totaling an incremental $2.2 billion for a term of five years to purchase refined products for the purpose of supporting the retail network.

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

In accordance with the provisions of the regulations of the People’s Republic of China, the Company is required to deposit funds into separate accounts restricted to the funding of future asset retirement obligations in offshore China. As at December 31, 2019, the Company has deposited funds of $142 million, which has been reclassified as non-current.

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 37

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

6.6 Transactions with Related Parties

The Company performs management services as the operator of the assets held by HMLP for which it recovers shared service costs. The Company is also the contractor for HMLP and constructs its assets on a cost recovery basis with certain restrictions. HMLP charges an access fee to the Company for the use of its pipeline systems in performing the Company’s blending business, and the Company also pays for transportation and storage services. These transactions are related party transactions, as the Company has a 35% ownership interest in HMLP and the remaining ownership interests in HMLP belong to Power Assets Holdings Limited and CK Infrastructure Holdings Limited, which are affiliates of one of the Company’s principal shareholders. For the year ended December 31, 2019, the Company charged HMLP $424 million related to construction costs and management services. For the year ended December 31, 2019, the Company had purchases from HMLP of $219 million related to the use of the pipeline for the Company’s blending, transportation and storage activities. As at December 31, 2019, the Company had $143 million due from HMLP and $16 million due to HMLP.

6.7 Outstanding Share Data

Authorized:

•	unlimited number of common shares

•	unlimited number of preferred shares

Issued and outstanding: February 24, 2020

• common shares	1,005,121,738
• cumulative redeemable preferred shares, series 1	10,435,932
• cumulative redeemable preferred shares, series 2	1,564,068
• cumulative redeemable preferred shares, series 3	10,000,000
• cumulative redeemable preferred shares, series 5	8,000,000
• cumulative redeemable preferred shares, series 7	6,000,000
• stock options	17,369,033
• stock options exercisable	9,586,551

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 38

7.0 Critical Accounting Estimates and Key Judgments

The Company’s consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Significant accounting policies are disclosed in Note 3 to the 2019 consolidated financial statements. Certain of the Company’s accounting policies require subjective judgment and estimation about uncertain circumstances.

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

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 39

Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, accounts receivable, restricted cash, accounts payable and accrued liabilities, short-term debt, long-term debt, derivatives, portions of other assets, lease liabilities and other long-term liabilities. Derivative instruments are measured at fair value through profit or loss. The Company’s remaining financial instruments are measured at amortized cost. For financial instruments measured at amortized cost, the carrying values approximate their fair value with the exception of long-term debt.

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

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 40

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

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 41

8.0 Recent Accounting Standards and Changes in Accounting Policies

Recent Accounting Standards

The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Change in Accounting Policy

Leases

In January 2016, the IASB issued IFRS 16 Leases (“IFRS 16”), which replaces the existing IFRS guidance on leases: IAS 17 Leases (“IAS 17”). Under IAS 17, lessees were required to determine if the lease is a finance or operating lease, based on specified criteria of whether the lease transferred significantly all the risks and rewards associated with ownership of the underlying asset. Finance leases were recognized on the balance sheet while operating leases were recognized in the Consolidated Statements of Income (Loss) when the expense was incurred. Under IFRS 16, lessees must recognize a lease liability and a right-of-use asset for most lease contracts. The recognition of the present value of the lease payments for certain contracts previously classified as operating leases resulted in increases to assets, liabilities, depletion, depreciation and amortization and finance expense, and a decrease to production, operating and transportation expense, purchases of crude oil and products and selling, general and administrative expenses.

The Company adopted IFRS 16 on January 1, 2019 using the modified retrospective approach. The modified retrospective approach does not require restatement of prior period financial information as it recognizes the cumulative effect as an adjustment to opening retained earnings and applies the standard prospectively. Accordingly, comparative information in the Company’s financial statements are not restated.

On adoption, lease liabilities were measured at the present value of the remaining lease payments discounted using the Company’s incremental borrowing rate on January 1, 2019. Right-of-use assets were measured at an amount equal to the lease liability. For leases previously classified as operating leases, the Company applied the exemption not to recognize right-of-use assets and liabilities for leases with a lease term of less than 12 months, excluded initial direct costs from measuring the right-of-use asset at the date of initial application and applied a single discount rate to a portfolio of leases with similar characteristics. For leases that were previously classified as finance leases under IAS 17, the carrying amount of the lease asset and lease liability remain unchanged upon transition and were determined at the carrying amount immediately before adoption date. Additionally, instead of an impairment review, the Company adjusted the right-of-use assets by the amount of IAS 37 onerous contract provision immediately before the date of initial application.

No adjustments were required upon transition to IFRS 16 for leases where the Company is a lessor. Under IFRS 16, the Company is required to assess the classification of a sub-lease with reference to the right-of-use asset, not the underlying asset. On transition, the Company reassessed the classification of any sub-lease contracts previously assessed under IAS 17. No changes to sublease classification or associated accounting treatment was required.

Financial Statement Impact

The recognition of the present value of lease payments resulted in an additional $1.3 billion of right-of-use assets and associated lease liabilities. The Company has recognized lease liabilities in relation to lease arrangements previously disclosed as operating lease commitments under IAS 17 that meet the criteria of a lease under IFRS 16. Upon recognition in the consolidated statement of financial position, the Company’s weighted average incremental borrowing rate used in measuring lease liabilities was 3.58%.

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 42

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

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “is estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “schedules” and “outlook”). In particular, forward-looking statements in this document include, but are not limited to, references to:

•

with respect to the business, operations and results of the Company generally: the Company’s general strategic plans and growth strategies; the Company’s 2020 production guidance, including guidance for specified areas and product types; the Company’s objective of maintaining stated debt to funds from operations; and the Company’s 2020 Upstream capital expenditure program;

•	with respect to the Company’s thermal developments, the expected timing of first production from the Spruce Lake Central, Spruce Lake North, Spruce Lake East, Edam Central and Dee Valley 2 projects;

•

with respect to the Company’s Offshore business in Asia Pacific: the expected timing of commencement of construction activities, installation of the control system and connecting flow lines and first gas production at Liuhua 29-1; the expected timing of additional appraisal drilling at Block 15/33; the expected timing of drilling five MDA and two MBH field production wells, and the expected timing of first gas production and sales therefrom; the expected timing of development of a floating production unit to process gas at MDA and MBH; and plans to develop the additional MDK shallow water field;

•	with respect to the Company’s Offshore business in the Atlantic, the expected timing of first production from the West White Rose Project;

•	with respect to the Company’s Infrastructure and Marketing business, the expected timing of completion of construction of storage tanks at the Hardisty Terminal; and

•

with respect to the Company’s Downstream operating segment: plans to market and potentially sell the Retail and Commercial Fuels Network; the timing of ramp-up to full rates at the Lima Refinery; the expected investment in the rebuild of the Superior Refinery and anticipated insurance recoveries for property damage and lost income associated therewith; and the expected timing of resumption of full operations at the Superior Refinery.

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

The Company’s Annual Information Form for the year ended December 31, 2019 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 43

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

9.2 Oil and Gas Reserves Reporting

Disclosure of Oil and Gas Reserves and Other Oil and Gas Information

Unless otherwise indicated: (i) reserves estimates have been prepared by internal qualified reserves evaluators in accordance with the Canadian Oil and Gas Evaluation Handbook, has been audited and reviewed by Sproule, an independent qualified reserves auditor, have an effective date of December 31, 2019 and represent the Company’s working interest share (ii) projected and historical production volumes quoted are gross, which represents the total or the Company’s working interest, as applicable share before deduction of royalties (iii) all Husky working interest production volumes quoted are before deduction of royalties; and (iv) historical production volumes provided are for the year ended December 31, 2019.

The Company uses the term barrels of oil equivalent (“boe”), which is consistent with other oil and gas companies’ disclosures, and is calculated on an energy equivalence basis applicable at the burner tip whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. The term boe is used to express the sum of the total company products in one unit that can be used for comparisons. Readers are cautioned that the term boe may be misleading, particularly if used in isolation. This measure is used for consistency with other oil and gas companies but does not represent value equivalency at the wellhead.

The Company uses the term reserves replacement ratio, which is consistent with other oil and gas companies’ disclosures. Reserves replacement ratios for a given period are determined by taking the Company’s incremental proved reserves additions for that period divided by the Company’s Upstream gross production for the same period. The reserves replacement ratio measures the amount of reserves added to a company’s reserves base during a given period relative to the amount of oil and gas produced during that same period. A company’s reserves replacement ratio must be at least 100% for the company to maintain its reserves. The reserves replacement ratio only measures the amount of reserves added to a company’s reserve base during a given period. Reserves replacement ratios that exclude economic factors will exclude the impacts that changing oil and gas prices have.

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

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 44

9.3 Non-GAAP Measures

Disclosure of non-GAAP Measures

The Company uses measures primarily based on IFRS and also uses some secondary non-GAAP measures. The non-GAAP measures included in this MD&A and related disclosures are: funds from operations, free cash flow, total debt, net debt, operating netback, debt to capital employed, debt to funds from operations and sustaining capital. None of these measures is used to enhance the Company’s reported financial performance or position. There are no comparable measures in accordance with IFRS for operating netback, debt to capital employed or debt to funds from operations. These are useful complementary measures that are used by management in assessing the Company’s financial performance, efficiency and liquidity, and they may be used by the Company’s investors for the same purpose. The non-GAAP measures do not have standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other issuers. They are common in the reports of other companies but may differ by definition and application. All non-GAAP measures are defined below.

Debt to Capital Employed

Debt to capital employed percentage is a non-GAAP measure and is equal to total debt divided by capital employed. Capital employed is equal to total debt and shareholders’ equity. Management believes this measurement assists management and investors in evaluating the Company’s financial strength.

Debt to Funds from Operations

Debt to funds from operations is a non-GAAP measure and is equal to total debt divided by funds from operations. Funds from operations is equal to cash flow – operating activities excluding change in non-cash working capital. Management believes this measurement assists management and investors in evaluating the Company’s financial strength.

The following table shows the reconciliation of debt to funds from operations for the periods ended December 31, 2019, 2018 and 2017:

Debt to Funds from Operations ($ millions)	December 31, 2019	December 31, 2018	December 31, 2017
Total debt	5,520	5,747	5,440
Funds from operations	3,251	4,004	3,306

Debt to funds from operations	1.7	1.4	1.6

Funds from Operations and Free Cash Flow

Funds from operations is a non-GAAP measure which should not be considered an alternative to, or more meaningful than, “cash flow – operating activities” as determined in accordance with IFRS, as an indicator of financial performance. Funds from operations equals cash flow – operating activities excluding change in non-cash working capital. Management believes that impacts of non-cash working capital items on cash flow – operating activities may reduce comparability between periods, accordingly, funds from operations is presented in the Company’s financial reports to assist management and investors in analyzing operating performance of the Company in the stated period compared to prior periods.

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

Free cash flow was restated in the fourth quarter of 2018 in order to be more comparable to similar non-GAAP measures presented by other companies. Changes from prior period presentation include the removal of investment in joint ventures. Prior periods have been restated to conform to current presentation.

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 45

The following table shows the reconciliation of net earnings to funds from operations and free cash flow, and related per share amounts for the three months and years ended December 31:

Reconciliation of Cash Flow	Three months ended		Year ended
($ millions)	Dec. 31 2019	Dec. 31 2018	Dec. 31 2019	Dec. 31 2018	Dec. 31 2017
Net earnings	(2,341)	216	(1,370)	1,457	786
Items not affecting cash:
Accretion	27	25	106	97	112
Depletion, depreciation, amortization and impairment	3,520	662	5,496	2,591	2,882
Inventory write-down to net realizable value	15	60	15	60	—
Exploration and evaluation expenses	332	22	355	29	6
Deferred income taxes (recoveries)	(789)	25	(974)	396	(359)
Foreign exchange loss (gain)	(11)	1	(26)	(6)	(4)
Stock-based compensation	(13)	(50)	(2)	44	45
Gain on sale of assets	(3)	—	(8)	(4)	(46)
Unrealized market to market loss (gain)	(13)	(16)	44	(150)	56
Share of equity investment gain	5	(16)	(59)	(69)	(61)
Gain on insurance recoveries for damage to property	(194)	(253)	(207)	(253)	—
Other	11	2	12	21	16
Settlement of asset retirement obligations	(90)	(65)	(276)	(181)	(136)
Deferred revenue	(14)	(30)	(42)	(100)	(16)
Distribution from joint ventures	27	—	187	72	25
Change in non-cash working capital	397	730	(280)	130	398

Cash flow – operating activities	866	1,313	2,971	4,134	3,704
Change in non-cash working capital	(397)	(730)	280	(130)	(398)

Funds from operations	469	583	3,251	4,004	3,306

Capital expenditures	(894)	(1,265)	(3,432)	(3,578)	(2,220)

Free cash flow	(425)	(682)	(181)	426	1,086

Funds from operations – basic	0.47	0.58	3.23	3.98	3.29
Funds from operations – diluted	0.47	0.58	3.23	3.98	3.29

Net Debt

Net debt is a non-GAAP measure that equals total debt less cash and cash equivalents. Management believes this measurement assists management and investors in evaluating the Company’s financial strength.

The following table shows the reconciliation of total debt to net debt as at December 31, 2019, 2018 and 2017:

Net Debt ($ millions)	December 31, 2019	December 31, 2018	December 31, 2017
Total debt	5,520	5,747	5,440
Cash and cash equivalents	(1,775)	(2,866)	(2,513)

Net debt	3,745	2,881	2,927

Operating Netback

Operating netback is a common non-GAAP metric used in the oil and gas industry. Management believes this measurement assists management and investors to evaluate the specific operating performance by product at the oil and gas lease level. Operating netback is calculated as gross revenue less royalties, production and operating and transportation costs on a per unit basis.

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 46

Total debt

Total debt is a non-GAAP measure that equals the sum of long-term debt, long-term debt due within one year and short-term debt. Management believes this measurement assists management and investors in evaluating the Company’s financial strength.

The following table shows the reconciliation of total debt as at December 31, 2019, 2018 and 2017:

Total Debt ($ millions)	December 31, 2019	December 31, 2018	December 31, 2017
Short-term debt	550	200	200
Long-term debt due within one year	400	1,433	—
Long-term debt	4,570	4,114	5,240

Total debt	5,520	5,747	5,440

Sustaining Capital

Sustaining capital is the additional development capital that is required by the business to maintain production and operations at existing levels. Development capital includes the cost to drill, complete, equip and tie-in wells to existing infrastructure. Sustaining capital does not have any standardized meaning and therefore should not be used to make comparisons to similar measures presented by other issuers.

9.4 Additional Reader Advisories

Intention of Management’s Discussion and Analysis

This Management’s Discussion and Analysis is intended to provide an explanation of financial and operational performance compared with prior periods and the Company’s prospects and plans. It provides additional information that is not contained in the Company’s consolidated financial statements.

Review by the Audit Committee

This Management’s Discussion and Analysis was reviewed by the Company’s Audit Committee and approved by the Board of Directors on February 26, 2020. Any events subsequent to that date could materially alter the veracity and usefulness of the information contained in this document.

Additional Husky Documents Filed with Securities Commissions

This Management’s Discussion and Analysis dated February 26, 2020, should be read in conjunction with the 2019 consolidated financial statements and related notes. Readers are also encouraged to refer to the Company’s interim reports filed for 2019, which contain Management’s Discussion and Analysis and consolidated financial statements, and the Company’s Annual Information Form for the year ended December 31, 2019, filed separately with Canadian securities regulatory authorities, and annual Form 40-F filed with the SEC, the U.S. federal securities regulatory agency. These documents are available at www.sedar.com, at www.sec.gov and www.huskyenergy.com.

Use of Pronouns and Other Terms

“Husky” and “the Company” refer to Husky Energy Inc. on a consolidated basis.

Standard Comparisons in this Document

Unless otherwise indicated, comparisons of results are for the years ended December 31, 2019 and 2018 and the Company’s financial position at December 31, 2019 and 2018.

Reclassifications and Materiality for Disclosures

Certain prior year amounts have been reclassified to conform to current year presentation. Materiality for disclosures is determined on the basis of whether the information omitted or misstated would cause a reasonable investor to change his or her decision to buy, sell or hold Husky’s securities.

Additional Reader Guidance

Unless otherwise indicated:

•	Financial information is presented in accordance with IFRS as issued by the IASB.

•	All dollar amounts are in Canadian dollars, unless otherwise indicated.

•	Unless otherwise indicated, all production volumes quoted are gross, which represents the Company’s working interest share before royalties.

•	Prices are presented before the effect of hedging.

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 47

Terms

Asia Pacific	Includes Upstream oil and gas exploration and production activities located offshore China and Indonesia

Asphalt Refinery	The asphalt refinery owned by the Company and located in Lloydminster, Alberta.

Atlantic	Includes Upstream oil and gas exploration and production activities located offshore Newfoundland and Labrador

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

Capital employed	Long-term debt, long-term debt due within one year, short-term debt and shareholders’ equity

Capital expenditures	Includes capitalized administrative expenses but does not include asset retirement obligations or capitalized interest

Capital program	Capital expenditures not including capitalized administrative expenses or capitalized interest

Debt to capital employed	Long-term debt, long-term debt due within one year and short-term debt divided by capital employed

Debt to funds from operations	Long-term debt, long-term debt due within one year and short-term debt divided by funds from operations

Diluent	A lighter gravity liquid hydrocarbon, usually condensate or synthetic oil, added to heavy oil and bitumen to facilitate transmissibility of the oil through a pipeline

Feedstock	Raw materials which are processed into petroleum products

Free cash flow	Funds from operations less capital expenditures

Funds from operations	Cash flow - operating activities excluding change in non-cash working capital

Gross/net wells	Gross refers to the total number of wells in which a working interest is owned. Net refers to the sum of the fractional working interests owned by a company

Gross reserves/production	A company’s working interest share of reserves/production before deduction of royalties

Heavy crude oil	Crude oil with a relative density greater than 10 degrees API gravity and less than or equal to 22.3 degrees API gravity

High-TAN

A measure of acidity. Crude oils with a high content of naphthenic acids are referred to as high total acid number (TAN) crude oils or high acid crude oil. The TAN value is defined as the milligrams of Potassium Hydroxide required to neutralize the acidic group of one gram of the oil sample. Crude oils in the industry with a TAN value greater than 1 are referred to as high-TAN crudes

HOIMS	The Husky Operational Integrity Management System

Light crude oil	Crude oil with a relative density greater than 31.1 degrees API gravity

Medium crude oil	Crude oil with a relative density that is greater than 22.3 degrees API gravity and less than or equal to 31.1 degrees API gravity

Net debt	Total debt less cash and cash equivalents

Net revenue	Gross revenues less royalties

NOVA Inventory Transfer (“NIT”)	Exchange or transfer of title of gas that has been received into the NOVA pipeline system but not yet delivered to a connecting pipeline

Oil sands	Sands and other rock materials that contain crude bitumen and include all other mineral substances in association therewith

Operating netback	Gross revenue less royalties, operating costs and transportation costs on a per unit basis

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

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 48

Proved developed reserves

Those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g., when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing

Proved reserves	Reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves

RIN	Renewable Identification Numbers

Seismic survey

A method by which the physical attributes in the outer rock shell of the earth are determined by measuring, with a seismograph, the rate of transmission of shock waves through the various rock formations

Shareholders’ equity	Common shares, preferred shares, contributed surplus, retained earnings, accumulated other comprehensive income and non-controlling interest

Stratigraphic test well	A geologically directed test well to obtain information. These wells are usually drilled without the intention of being completed for production

Synthetic oil	A mixture of hydrocarbons derived by upgrading heavy crude oils, including bitumen, through a process that reduces the carbon content and increases the hydrogen content

Thermal	Use of steam injection into the reservoir in order to enable heavy oil and bitumen to flow to the well bore

Total debt	Long-term debt including long-term debt due within one year and short-term debt

Turnaround	Performance of scheduled plant or facility maintenance requiring the complete or partial shutdown of the plant or facility operations

Upgrader	The heavy oil upgrading facility owned and operated by the Company and located in Lloydminster, Saskatchewan.

Western Canada	Includes Upstream oil and gas exploration and development activities located in Alberta, Saskatchewan and British Columbia

Units of Measure

bbls	barrels	mboe	thousand barrels of oil equivalent

bbls/day	barrels per day	mboe/day	thousand barrels of oil equivalent per day

bcf	billion cubic feet	mcf	thousand cubic feet

boe	barrels of oil equivalent	mcfge	million cubic feet of gas equivalent

boe/day	barrels of oil equivalent per day	mmbbls	million barrels

CO2e	carbon dioxide equivalent	mmboe	million barrels of oil equivalent

GJ	gigajoule	mmbtu	million British Thermal Units

mbbls	thousand barrels	mmcf	million cubic feet

mbbls/day	thousand barrels per day	mmcf/day	million cubic feet per day

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 49

9.5 Disclosure Controls and Procedures

Disclosure Controls and Procedures

Husky’s management, under supervision of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of Husky’s disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators (“CSA”)) as at December 31, 2019, and have concluded that such disclosure controls and procedures are effective.

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

3)

As at December 31, 2019, management, under the supervision of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of Husky’s internal control over financial reporting and concluded that such internal control over financial reporting is effective.

4)

KPMG LLP, who has audited the consolidated financial statements of Husky for the year ended December 31, 2019, has also issued a report on internal controls over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States) that attests to the effectiveness Husky’s internal controls over financial reporting.

Changes in Internal Control over Financial Reporting

There have been no changes in Husky’s internal control over financial reporting during the year ended December 31, 2019, that have materially affected or are reasonably likely to materially affect its internal control over financial reporting.

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 50

10.0 Selected Quarterly Financial and Operating Information

10.1 Summary of Quarterly Results

	Three months ended
Fourth Quarter Results Summary ($ millions, except where indicated)	Dec. 31 2019	Dec. 31 2018
Gross revenues and Marketing and other
Upstream
Exploration and Production	1,281	643
Infrastructure and Marketing	618	678
Downstream
Upgrading	456	307
Canadian Refined Products	793	821
U.S. Refining and Marketing	2,222	2,766
Corporate and Eliminations	(489)	(173)

Total gross revenues and marketing and other	4,881	5,042

Net earnings (loss)
Upstream
Exploration and Production	(1,964)	(206)
Infrastructure and Marketing	(3)	126
Downstream
Upgrading	48	80
Canadian Refined Products	(64)	55
U.S. Refining and Marketing	(192)	213
Corporate and Eliminations	(166)	(52)

Net earnings (loss)	(2,341)	216

Per share – Basic	(2.34)	0.21
Per share – Diluted	(2.34)	0.16
Cash flow – operating activities	866	1,313
Funds from operations(1)	469	583
Per share – Basic	0.47	0.58
Per share – Diluted	0.47	0.58

Upstream
Daily gross production
Crude oil and NGL production (mbbls/day)(2)	226.7	214.7
Conventional natural gas production (mmcf/day)(2)	507.4	537.6

Total production (mboe/day)	311.3	304.3

Average sales prices realized ($/boe)
Crude oil and NGL ($/bbl)(2)	47.52	18.93
Conventional natural gas ($/mcf)(2)	7.02	6.86

Total average sales prices realized ($/boe)	46.06	25.47

Downstream
Refinery throughput
Lloydminster Upgrader (mbbls/day)	79.6	71.8
Lloydminster Refinery (mbbls/day)	28.2	25.3
Prince George Refinery (mbbls/day)(3)	3.9	10.7
Lima Refinery (mbbls/day)	21.4	105.9
BP-Husky Toledo Refinery (mbbls/day)	70.3	73.2
Superior Refinery (mbbls/day)	—	—

Total throughput (mbbls/day)	203.4	286.9

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 51

	Three months ended
Fourth Quarter Results Summary (continued) ($ millions, except where indicated)	Dec. 31 2019	Dec. 31 2018
Upgrading unit margin ($/bbl)	20.21	29.13
Upgrading synthetic crude oil sales (mbbls/day)	55.5	53.8
Upgrading total sales (mbbls/day)	78.0	73.5
Retail fuel sales (million of litres/day)	7.4	8.0
Canadian light oil margins ($/litre)	0.032	0.037
Lloydminster Refinery asphalt margin ($/bbl)	16.59	41.50
U.S. Refining and Marketing margin (US$/bbl crude throughput)	7.85	9.12
U.S./Canadian dollar exchange rate (US$)	0.758	0.757

(1)	Funds from operations is a non-GAAP measure. Refer to Section 9.3 for a reconciliation to the corresponding GAAP measure.
(2)

Reported production volumes and associated per unit values include Husky’s working interest production from the BD Project (40%). Revenues and expenses related to the Husky-CNOOC Madura Ltd. joint venture are accounted for under the equity method for financial statement purposes.

(3)	Prince George Refinery was sold on November 1, 2019.

Gross Revenue and Marketing and Other

The Company’s consolidated gross revenues and marketing and other decreased by $161 million in the fourth quarter of 2019 compared to the fourth quarter of 2018.

In the Upstream business segment, Exploration and Production gross revenues increased primarily due to higher average realized sales prices and production. Infrastructure and Marketing gross revenues and marketing and other decreased primarily due to the tightening of the location price differentials between Canada and the U.S. in 2019.

In the Downstream business segment, gross revenues decreased primarily due to lower throughput volumes as the Lima Refinery completed a planned turnaround in the fourth quarter of 2019.

Net Earnings (Loss)

The Company’s consolidated net loss increased by $2,557 million in the fourth quarter of 2019 compared to the fourth quarter of 2018.

In the Upstream business segment, Exploration and Production net loss increased primarily due to an after-tax impairment charge of $1,822 million within the Sunrise Energy Project, Western Canada and Atlantic, combined with the same factors which impacted gross revenue and marketing and other.

In the Downstream business segment, U.S. Refining and Marketing net loss increased primarily due to an after-tax $198 million derecognition of the carrying value of components replaced as part of the crude oil flexibility project at the Lima Refinery, and Canadian Refined Products net loss increased primarily due to an after-tax impairment charge of $69 million recognized on the Lloyd Ethanol Plant and Minnedosa Ethanol Plant.

In the Corporate business segment, net earnings increased primarily due to work force adjustments during the fourth quarter of 2019.

Cash Flow – Operating Activities and Funds from Operations

Cash flow – operating activities and funds from operations decreased by $447 million and $114 million, respectively, in the fourth quarter of 2019 compared to the fourth quarter of 2018, primarily due to lower sales volume at the Lima Refinery, which completed a planned turnaround in the fourth quarter of 2019, tightening of location differentials between Canada and the U.S. and workforce adjustments.

Daily Gross Production

Production increased by 7.0 mbbls/day during the fourth quarter of 2019 compared to the fourth quarter of 2018 as a result of:

•	Higher crude oil production from Atlantic due to higher production from the White Rose field, which resumed full production in mid-August 2019; and

•	Higher bitumen production from the Company’s thermal projects.

Partially offset by:

•	Lower production from the Liwan Gas Project and BD Project; and

•	Lower heavy crude oil production due to government-mandated production quotas in Alberta and natural declines.

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 52

Segmented Operational Information

Segmented Operational Information	2019				2018
($ millions, except where indicated)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Gross revenues and Marketing and other
Upstream
Exploration and Production	1,281	1,241	1,252	1,184	643	1,319	1,284	1,084
Infrastructure and Marketing	618	711	634	568	678	769	821	611
Downstream
Upgrading	456	464	457	400	307	534	444	465
Canadian Refined Products	793	871	804	654	821	1,001	869	721
U.S. Refining and Marketing	2,222	2,644	2,791	2,283	2,766	3,198	3,035	2,771
Corporate and Eliminations	(489)	(537)	(552)	(444)	(173)	(521)	(470)	(390)

Total gross revenues and marketing and other	4,881	5,394	5,386	4,645	5,042	6,300	5,983	5,262

Net earnings (loss)
Upstream
Exploration and Production	(1,964)	106	150	2	(206)	214	158	57
Infrastructure and Marketing	(3)	34	(38)	123	126	149	154	138
Downstream
Upgrading	48	7	(2)	44	80	88	84	109
Canadian Refined Products	(64)	37	—	22	55	43	32	28
U.S. Refining and Marketing	(192)	126	134	172	213	158	115	(5)
Corporate and Eliminations	(166)	(37)	126	(35)	(52)	(107)	(95)	(79)

Net earnings (loss)	(2,341)	273	370	328	216	545	448	248

Per share – Basic	(2.34)	0.26	0.36	0.32	0.21	0.53	0.44	0.24
Per share – Diluted	(2.34)	0.25	0.36	0.31	0.16	0.53	0.44	0.24
Cash flow – operating activities	866	800	760	545	1,313	1,283	1,009	529
Funds from operations(1)	469	1,021	802	959	583	1,318	1,208	895
Per share – Basic	0.47	1.02	0.80	0.95	0.58	1.31	1.20	0.89
Per share – Diluted	0.47	1.02	0.80	0.95	0.58	1.31	1.20	0.89
U.S./Canadian dollar exchange rate (US$)	0.758	0.757	0.748	0.752	0.757	0.765	0.775	0.791

Exploration and Production
Daily production, before royalties
Crude oil & NGL production (mbbls/day)
Light & Medium crude oil	33.3	30.5	19.6	16.5	22.6	33.7	29.7	37.5
NGL(2)	23.0	22.4	20.3	24.7	24.8	24.5	21.8	20.5
Heavy crude oil	32.6	31.6	28.9	27.6	34.4	34.6	38.5	39.7
Bitumen	137.8	126.4	120.4	130.3	132.9	117.3	123.2	123.2

Total crude oil & NGL production (mbbls/day)	226.7	210.9	189.2	199.1	214.7	210.1	213.2	220.9
Conventional Natural gas (mmcf/day)(2)	507.4	503.3	475.1	516.8	537.6	519.5	494.0	477.0

Total production (mboe/day)	311.3	294.8	268.4	285.2	304.3	296.7	295.5	300.4

Average sales prices
Light & Medium crude oil ($/bbl)	71.67	71.32	77.07	73.09	60.19	93.84	92.23	82.08
NGL ($/bbl)(2)	45.72	38.39	50.22	46.07	53.36	60.08	54.13	55.03
Heavy crude oil ($/bbl)	50.01	56.71	63.15	49.38	18.71	50.09	54.22	32.80
Bitumen ($/bbl)	41.39	51.09	58.32	46.64	5.42	46.00	44.41	27.77
Conventional natural gas ($/mcf)(2)	7.02	5.44	6.19	7.12	6.86	6.15	6.53	7.03
Operating costs ($/boe)	15.25	14.83	15.83	16.30	13.75	14.68	14.22	13.33
Operating netbacks(2)(3)
Lloydminster Thermal ($/bbl)(4)	31.19	38.25	44.34	34.50	(0.05)	35.83	36.16	19.77
Lloydminster Non-Thermal ($/boe)(4)	11.54	14.92	22.32	10.83	(11.80)	13.28	20.83	4.13
Tucker Thermal ($/bbl)(4)	28.01	41.46	47.25	33.50	(5.08)	29.53	31.67	16.16
Sunrise Energy Project ($/bbl)(4)	10.61	26.37	32.85	14.54	(25.60)	15.79	12.59	(5.62)
Western Canada – Crude Oil ($/bbl)(4)	(5.81)	10.49	(0.98)	15.58	(1.70)	23.81	29.37	17.88
Western Canada – NGL & Conventional natural gas ($/mcf)(5)	0.68	(0.07)	(0.09)	1.06	1.13	0.29	0.39	1.33
Atlantic – Light Oil ($/bbl)(4)	45.92	41.64	23.44	(16.82)	23.19	68.20	57.79	65.23
Asia Pacific – Light Oil, NGL & Conventional natural gas ($/boe)(2)(4)	69.12	62.59	68.07	68.33	67.42	65.45	68.44	70.31

Total ($/boe)(4)	27.48	29.31	33.61	27.69	9.42	31.30	31.31	24.37

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 53

	2019				2018
Segmented Operational Information (continued)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Upgrading
Synthetic crude oil sales (mbbls/day)	55.5	58.5	54.1	53.5	53.8	54.9	47.1	56.0
Total sales (mbbls/day)	78.0	75.3	72.8	74.8	73.5	76.7	69.1	79.4
Upgrading differential ($/bbl)	21.83	17.22	15.18	14.56	27.89	29.46	26.67	32.31
Canadian Refined Products
Fuel sales (millions of litres/day)	7.4	7.5	7.2	7.5	8.0	7.7	7.5	7.4
Refinery throughput(6)
Lloydminster Refinery (mbbls/day)	28.2	28.3	26.1	22.8	25.3	27.8	26.8	28.7
Prince George Refinery (mbbls/day)(8)	3.9	11.4	3.5	10.2	10.7	11.5	8.8	12.0
U.S. Refining and Marketing
Refinery throughput(6)
Lima Refinery (mbbls/day)	21.4	174.3	179.8	171.4	105.9	163.3	171.2	164.4
BP-Husky Toledo Refinery (mbbls/day)(7)	70.3	66.8	57.5	58.0	73.2	70.8	65.5	75.0
Superior Refinery (mbbls/day)	—	—	—	—	—	—	10.1	37.0

(1)	Funds from operations is a non-GAAP measure. Refer to Section 9.3 for a reconciliation to the corresponding GAAP measure.
(2)

Reported production volumes and associated per unit values include Husky’s working interest production from the BD Project (40%). Revenues and expenses related to the Husky-CNOOC Madura Ltd. joint venture are accounted for under the equity method for financial statement purposes.

(3)	Operating netback is a non-GAAP measure. Refer to Section 9.3.
(4)	Includes associated co-products converted to boe.
(5)	Includes associated co-products converted to mcfge.
(6)	Includes all crude oil, feedstock, intermediate feedstock and blend-stocks used in producing sales volumes from the refinery.
(7)	Reported throughput volumes include Husky’s working interest from the BP-Husky Toledo Refinery (50%).
(8)	Sale of Prince George Refinery closed on November 1, 2019

Significant Items Impacting Gross Revenues, Net Earnings (Loss) and Funds from Operations

Variations in the Company’s gross revenues, net earnings (loss) and funds from operations are primarily driven by changes in production volumes, commodity prices, commodity price differentials, refining crack spreads, foreign exchange rates and planned turnarounds. Stronger performance in the Upstream operations were offset by the lower realized upgrading margins and lower earnings in U.S. Refining and Marketing as the Lima Refinery completed a planned turnaround in late 2019, which were offset by insurance recoveries for the Superior Refinery. This resulted in a decrease to the Company’s gross revenues, net earnings and funds from operations. Other significant items which impacted gross revenues, net earnings and funds from operations over the last eight quarters include:

2019

Q4:

•

The Company recognized a pre-tax impairment charge of $2,405 million within the Sunrise Energy Project, Western Canada and Atlantic. The impairment charge was primarily due to sustained declines in forecasted short and long-term crude oil and natural gas prices and management’s decision to reduce capital investment in these areas.

•

The Company recognized a pre-tax write-down of $339 million related to certain Exploration and Evaluation assets in Atlantic and Western Canada. The write-down was primarily due to changes in management’s future development plans resulting from sustained declines in forecasted short and long-term prices for crude oil.

•	The Company recognized a pre-tax derecognition charge of $254 million on the carrying value of components replaced as part of the crude oil flexibility project at the Lima Refinery.

•	The Company closed the sale of the Prince George Refinery to Tidewater Midstream and Infrastructure.

•	The Company recognized a pre-tax impairment charge of $90 million on the Lloyd Ethanol Plant and Minnedosa Ethanol Plant, primarily due to sustained declines in forecasted ethanol margins.

•	At the Spruce Lake Central project, construction on the CPF was completed.

•	At the Wembley area, in the Montney Formation, six liquids-rich wells were started up.

•	At the Liuhua 29-1 field, at Liwan, the remaining four of seven wells were completed.

•	At the Lima Refinery a planned turnaround was completed, with final tie-ins made for the crude oil flexibility project.

•	The Company recognized $308 million in pre-tax insurance recoveries for rebuild costs, incident costs and business interruption associated with the incident at the Superior Refinery.

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 54

Q3:

•	At the Dee Valley Thermal Project, first oil was achieved and nameplate capacity was reached.

•	At the Spruce Lake North Thermal Project, concrete work was completed.

•	At the Spruce Lake East Thermal Project, regulatory approval was received and lease construction was completed.

•	At the Karr area, in the Montney Formation, one well was drilled.

•	At the Liuhua 29-1 field, at Liwan, three of the seven wells were fully completed.

•	At the White Rose field and satellite extension, full production was restored.

•	At the Superior Refinery, permits necessary for the rebuild were received and rebuilding work began.

•	The Company recognized $138 million in pre-tax insurance recoveries for incident costs and business interruption associated with the incident at the Superior Refinery.

Q2:

•	At the Dee Valley Thermal Project, first steam was achieved.

•	At the Spruce Lake North Thermal Project, site piling was completed and concrete work progressed.

•	At the Spruce Lake East Thermal Project, lease construction started.

•	At the Dee Valley 2 and Edam Central Thermal Projects, regulatory approval was received.

•	At the Ansell and Kakwa areas, in the liquids-rich Cardium and Spirit River formations, two wells were drilled and four were completed.

•	At the Liuhua 29-1 field, three development wells were drilled.

•	Two infill wells were completed at the White Rose field and satellite extensions.

•	The Company wrote off the Tiger’s Eye D-17 exploration well.

•	An exploration well drilled on Block 16/25 in 2018, which did not encounter commercial hydrocarbons, was written off.

•	The Company recognized $233 million in tax recoveries related to the reduction in the Alberta provincial corporate tax rate.

•	The Company recognized $71 million in pre-tax insurance recoveries for incident costs and business interruption associated with the incident at the Superior Refinery.

Q1:

•	At the Dee Valley Thermal Project, drilling and fabrication of the Central Processing Facility was completed.

•	At the Spruce Lake Central Thermal Project, site piling, concrete work and drilling were all completed. Large vessel and module fabrication progressed.

•	At the Spruce Lake North Thermal Project, site preparation was completed, and large vessel and module fabrication progressed.

•	At the Spruce Lake East Thermal Project, site preparation was completed, regulatory approval was received, and site clearing commenced.

•	At the Ansell and Kakwa areas, in the liquids-rich Cardium and Spirit River Formations, eight wells drilled and six completed.

•	At the Sinclair and Wembley areas, in the Montney Formation, four wells were drilled.

•	Two infill wells were drilled at the White Rose field and satellite extensions.

•	The Company recognized $113 million in pre-tax insurance recoveries for incident costs and business interruption associated with the incident at the Superior Refinery.

2018

Q4:

•	At the Rush Lake 2 Thermal Project, first production and nameplate capacity of 10,000 bbls/day were achieved.

•	At the Spruce Lake North Thermal Project, site clearing was completed.

•	At the Tucker Thermal Project, nameplate capacity of 30,000 bbls/day was achieved.

•	At the Sunrise Energy Project, nameplate capacity of 60,000 bbls/day was achieved. Additionally, the 10 infill wells previously drilled came online.

•	At the Ansell and Kakwa areas, a drilling program targeting the Spirit River Formation continued with six more wells drilled and 12 more were completed.

•	At the Karr and Wembley areas, in the Montney Formation, three more wells were drilled and completed.

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

•	The Company completed its 2018 planned scope of work on the Lima Refinery crude oil flexibility project.

•	The Company accrued pre-tax insurance recoveries for property damage, rebuild costs and business interruption associated with the incident at the Superior Refinery of $331 million.

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 55

Q3:

•	At the Rush Lake 2 Thermal Project, construction of the CPF was completed and first steam was achieved.

•	At the Dee Valley Thermal Project, drilling of the second well pad was completed and construction of the CPF continued.

•	At the Spruce Lake Central Thermal Project, drilling of the first well pad was completed and construction of the CPF commenced.

•	At the Tucker Thermal Project, a planned turnaround was completed in support of reaching its 30,000 bbls/day design capacity.

•	At the Ansell and Kakwa areas, an accelerated drilling program from an 18-well program to a 25-well development program continued with eight more wells drilled and nine more were completed.

•	At the Karr and Wembley areas, in the Montney Formation, two more wells were drilled and three completed.

•	An exploration well was drilled on Block 16/25 which encountered hydrocarbons. Additional evaluation work was conducted.

•

At the Madura Strait, the BD Project achieved its gross daily sales targets of 100 mmcf/day of conventional natural gas (40 mmcf/day Husky working interest) and 6,000 bbls/day of associated NGL (2,400 bbls/day Husky working interest).

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

•

At the Ansell and Kakwa areas, production commenced at the remaining six wells of the 16-well 2017 drilling program. Additionally, an 18-well development program commenced with seven wells drilled and four completed.

•	Production operations on the SeaRose FPSO vessel were suspended for nine days due to a regulatory suspension.

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 56

Segmented Financial Information

	Upstream								Downstream
	Exploration and Production(1)				Infrastructure and Marketing				Upgrading
2019 ($ millions)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Gross revenues	1,281	1,241	1,252	1,184	608	676	648	410	456	464	457	400
Royalties	(88)	(81)	(83)	(71)	—	—	—	—	—	—	—	—
Marketing and other	—	—	—	—	10	35	(14)	158	—	—	—	—

Revenues, net of royalties	1,193	1,160	1,169	1,113	618	711	634	568	456	464	457	400

Expenses
Purchases of crude oil and products	—	—	—	—	591	658	686	401	311	360	375	257
Production, operating and transportation expenses	435	399	385	415	9	4	5	3	54	57	54	52
Selling, general and administrative expenses	71	78	69	79	6	—	2	1	(3)	7	3	2
Depletion, depreciation, amortization and impairment	2,963	497	430	422	2	4	4	2	29	29	28	29
Exploration and evaluation expenses	390	41	86	30	—	—	—	—	—	—	—	—
Loss (gain) on sale of assets	(1)	—	—	(2)	—	—	—	—	—	—	—	—
Other – net	(11)	(18)	(35)	150	—	—	(2)	2	—	—	—	—

	3,847	997	935	1,094	608	666	695	409	391	453	460	340

Earnings (loss) from operating activities	(2,654)	163	234	19	10	45	(61)	159	65	11	(3)	60

Share of equity investment income (loss)	8	15	15	12	(13)	4	8	10	—	—	—	—

Financial items
Net foreign exchange gains (losses)	—	—	—	—	—	—	—	—	—	—	—	—
Finance income	3	—	(1)	1	—	—	—	—	—	—	—	—
Finance expenses	(42)	(39)	(48)	(34)	(1)	(2)	—	—	—	(1)	—	—

	(39)	(39)	(49)	(33)	(1)	(2)	—	—	—	(1)	—	—

Earnings (loss) before income tax	(2,685)	139	200	(2)	(4)	47	(53)	169	65	10	(3)	60

Provisions for (recovery of) income taxes
Current	8	(9)	33	—	—	—	(2)	2	22	12	6	23
Deferred	(729)	42	17	(4)	(1)	13	(13)	44	(5)	(9)	(7)	(7)

	(721)	33	50	(4)	(1)	13	(15)	46	17	3	(1)	16

Net earnings (loss)	(1,964)	106	150	2	(3)	34	(38)	123	48	7	(2)	44

Capital expenditures(3)	564	597	566	619	1	—	—	1	30	13	12	4
Total assets	17,533	19,956	19,847	20,025	1,661	1,619	1,504	1,458	1,203	1,219	1,178	1,204

(1)	Includes allocated depletion, depreciation, amortization and impairment related to assets in Infrastructure and Marketing, as these assets provide a service to Exploration and Production.
(2)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices.
(3)

Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the period. Includes Exploration and Production assets acquired through acquisition, and excludes assets acquired through corporate acquisition.

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 57

Segmented Financial Information Con’t

Downstream (continued)								Corporate and Eliminations(2)				Total
Canadian Refined Products				U.S. Refining and Marketing
Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
793	871	804	654	2,222	2,644	2,791	2,283	(489)	(537)	(552)	(444)	4,871	5,359	5,400	4,487
—	—	—	—	—	—	—	—	—	—	—	—	(88)	(81)	(83)	(71)
—	—	—	—	—	—	—	—	—	—	—	—	10	35	(14)	158

793	871	804	654	2,222	2,644	2,791	2,283	(489)	(537)	(552)	(444)	4,793	5,313	5,303	4,574

691	706	671	503	2,140	2,319	2,342	1,828	(489)	(537)	(552)	(444)	3,244	3,506	3,522	2,545
57	69	83	69	241	197	216	215	—	(1)	—	(1)	796	725	743	753
13	13	13	14	10	7	9	7	119	44	86	43	216	149	182	146
119	32	33	34	380	117	122	116	27	24	26	27	3,520	703	643	630
—	—	—	—	—	—	—	—	—	—	—	—	390	41	86	30
(2)	(4)	—	—	—	1	—	—	—	—	—	—	(3)	(3)	—	(2)
—	—	—	—	(307)	(163)	(76)	(108)	(4)	(22)	10	—	(322)	(203)	(103)	44

878	816	800	620	2,464	2,478	2,613	2,058	(347)	(492)	(430)	(375)	7,841	4,918	5,073	4,146

(85)	55	4	34	(242)	166	178	225	(142)	(45)	(122)	(69)	(3,048)	395	230	428

—	—	—	—	—	—	—	—	—	—	—	—	(5)	19	23	22

—	—	—	—	—	—	—	—	20	(8)	2	30	20	(8)	2	30
—	—	—	—	—	—	—	—	11	24	17	19	14	24	16	20
(3)	(4)	(4)	(4)	(4)	(5)	(5)	(4)	(29)	(33)	(48)	(41)	(79)	(84)	(105)	(83)

(3)	(4)	(4)	(4)	(4)	(5)	(5)	(4)	2	(17)	(29)	8	(45)	(68)	(87)	(33)

(88)	51	—	30	(246)	161	173	221	(140)	(62)	(151)	(61)	(3,098)	346	166	417

(4)	35	(1)	8	—	10	2	5	6	3	8	8	32	51	46	46
(20)	(21)	1	—	(54)	25	37	44	20	(28)	(285)	(34)	(789)	22	(250)	43

(24)	14	—	8	(54)	35	39	49	26	(25)	(277)	(26)	(757)	73	(204)	89

(64)	37	—	22	(192)	126	134	172	(166)	(37)	126	(35)	(2,341)	273	370	328

19	23	54	23	241	196	202	129	39	39	24	36	894	868	858	812
1,287	1,663	1,656	1,604	8,691	8,799	8,462	8,768	2,747	3,356	3,507	4,315	33,122	36,612	36,154	37,374

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 58

Segmented Financial Information

	Upstream								Downstream
	Exploration and Production(1)				Infrastructure and Marketing				Upgrading
2018 ($ millions)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Gross revenues	643	1,319	1,284	1,084	530	601	634	446	307	534	444	465
Royalties	(50)	(106)	(99)	(80)	—	—	—	—	—	—	—	—
Marketing and other	—	—	—	—	148	168	187	165	—	—	—	—

Revenues, net of royalties	593	1,213	1,185	1,004	678	769	821	611	307	534	444	465

Expenses
Purchases of crude oil and products	(1)	—	1	—	497	567	602	421	110	328	251	239
Production, operating and transportation expenses	388	398	384	357	4	2	15	2	51	52	46	46
Selling, general and administrative expenses	72	71	77	76	2	1	1	1	1	2	2	2
Depletion, depreciation, amortization and impairment	469	461	434	447	(1)	—	1	—	36	30	29	28
Exploration and evaluation expenses	53	26	40	30	—	—	—	—	—	—	—	—
Loss (gain) on sale of assets	—	2	—	(4)	—	—	—	—	—	—	—	—
Other – net	(109)	(42)	27	4	1	(1)	—	2	—	—	—	—

	872	916	963	910	503	569	619	426	198	412	328	315

Earnings (loss) from operating activities	(279)	297	222	94	175	200	202	185	109	122	116	150

Share of equity investment income (loss)	18	12	17	4	(2)	6	9	5	—	—	—	—

Financial items
Net foreign exchange gains (losses)	—	—	—	—	—	—	—	—	—	—	—	—
Finance income	—	2	1	9	—	—	—	—	—	—	—	—
Finance expenses	(29)	(29)	(22)	(29)	—	—	—	—	—	(1)	—	—

	(29)	(27)	(21)	(20)	—	—	—	—	—	(1)	—	—

Earnings (loss) before income tax	(290)	282	218	78	173	206	211	190	109	121	116	150

Provisions for (recovery of) income taxes
Current	(233)	(46)	(106)	(99)	193	14	84	63	40	47	36	45
Deferred	149	114	166	120	(146)	43	(27)	(11)	(11)	(14)	(4)	(4)

	(84)	68	60	21	47	57	57	52	29	33	32	41

Net earnings (loss)	(206)	214	158	57	126	149	154	138	80	88	84	109

Capital expenditures(3)	898	715	524	519	—	—	(15)	15	9	9	33	11
Total assets	19,175	18,410	18,263	18,070	1,301	1,529	1,519	1,417	1,149	1,308	1,275	1,270

(1)	Includes allocated depletion, depreciation, amortization and impairment related to assets in Infrastructure and Marketing, as these assets provide a service to Exploration and Production.
(2)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices.
(3)

Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the period. Includes Exploration and Production assets acquired through acquisition, and excludes assets acquired through corporate acquisition.

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 59

Segmented Financial Information Con’t

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

Husky Energy Inc. | Management’s Discussion and Analysis 2019 | 60

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